Form 20-F
period 2003-12-31
EDAP TMS SA
filed 2004-06-04
CIK 1041934

     As filed with the Securities and Exchange Commission on June 4, 2004
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 20-F

         --- REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE --- SECURITIES EXCHANGE ACT OF 1934

                                       or

         --- ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          X  EXCHANGE ACT OF 1934
         ---
                  For the Fiscal Year Ended December 31, 2003

                                       or

         --- TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE --- SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                    Name of each exchange
       Title of each class                           on which registered
       -------------------                          ---------------------
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

Outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:

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

     ---     ---
Yes   X   No
     ---     ---

Indicate by check mark which financial statement item the registrant has elected to follow.

        ---             ---
Item 17        Item 18   X
        ---             ---


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                TABLE OF CONTENTS

                                                                            PAGE

Presentation of Financial and Other Information...........................     1

Forward-looking Information...............................................     1

PART I
ITEM 1.    Not Applicable.................................................     2
ITEM 2.    Not Applicable.................................................     2
ITEM 3.    Key Information................................................     2
ITEM 4.    Information on the Company.....................................     9
ITEM 5.    Operating and Financial Review and Prospects...................    20
ITEM 6.    Directors, Senior Management and Employees.....................    30
ITEM 7.    Major Shareholders and Related Party Transactions..............    36
ITEM 8.    Financial Information..........................................    36
ITEM 9.    The Offer and Listing..........................................    38
ITEM 10.   Additional Information.........................................    40
ITEM 11.   Quantitative and Qualitative Disclosures about Market Risk.....    53
ITEM 12.   Not Applicable.................................................    54

PART II
ITEM 13.   Defaults, Dividend Arrearages and Delinquencies................    55
ITEM 14.   Material Modifications to the Rights of Security Holders
             and Use of Proceeds..........................................    55
ITEM 15.   Controls and Procedures........................................    55
ITEM 16A.  Audit Committee Financial Expert...............................    55
ITEM 16B.  Code of Ethics.................................................    55
ITEM 16C.  Principal Accounting Fees and Services.........................    55

PART III
ITEM 17.   Financial Statements...........................................    56
ITEM 18.   Financial Statements...........................................    56
ITEM 19.   Exhibits.......................................................    56



                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

    Unless the context otherwise requires, references herein to "the Company," "the Group" or "EDAP TMS" are to EDAP TMS S.A. and its consolidated subsidiaries and references herein to "this Annual Report" are to the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

    The Company prepares its consolidated financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP"). In this Annual Report, references to "euro" or "[e]" are to the legal currency of the countries of the European Monetary Union, including The Republic of France, and references to "dollars," "U.S. dollars" or "$" are to the legal currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of euro into dollars have been made at the rate of U.S.$1.00 = [e] 0.7938, the rate derived from the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003. See
Item 3, "Key Information---Exchange Rates" for information regarding certain currency exchange rates and Item 11, "Quantitative and Qualitative Disclosures about Market Risk" for a discussion of the effects of fluctuations in currency exchange rates on the Company.

    The following are registered trademarks of the Company in the United States:
EDAP(TM), Technomed(TM), Ablatherm(TM), Ablasonic(TM), Ablapak(TM) and Praktis(TM). This Annual Report also makes references to trade names and trademarks of companies other than the Company.



                           FORWARD-LOOKING INFORMATION

    This Annual Report includes certain forward-looking statements, usually containing words such as "believe," "plan," "intend," " estimate," "expect" and "anticipate" or similar expressions, which reflect the Company's views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company's control. These factors include, without limitation: the effects on the Company of the intense competition existing in the markets in which it operates; the uncertainty of market acceptance for the Company's HIFU devices; the clinical status of the Company's HIFU devices; the impact on the Company of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices; dependence on the Company's strategic partners; reliance on patents, licenses and key proprietary technologies; product liability risk; risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen; and potential fluctuations in results of operations due to the cyclical nature of demand for medical devices. Readers should also consider the information contained in Item 3, "Key Information---Risk Factors" and Item 5, "Operating and Financial Review and Prospects," as well as the information contained in the Company's periodic filings with the Securities and Exchange Commission (including the Company's reports on Form 6-K), for further discussion of the risks and uncertainties that may cause such differences to occur.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.


ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

    The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Annual Report (the "Consolidated Financial Statements") and Item 5, "Operating and Financial Review and Prospects." The balance sheet data as of December 31, 2002 and 2003 and the income statement data for the years ended December 31, 2001, 2002 and 2003 set forth below have been derived from the Consolidated Financial Statements. The balance sheet data as of December 31, 1999 and 2000 and the income statement data for the years ended December 31, 1999 and 2000 have been derived from the Company's audited consolidated financial statements. The Consolidated Financial Statements were prepared in accordance with U.S. GAAP. To date, the Company has not been required, and presently is not required under French law, to prepare consolidated financial statements under French GAAP, nor has it prepared any consolidated financial statements under French GAAP.

                                                    YEAR ENDED AND AT DECEMBER 31,
                                           1999     2000     2001     2002     2003   2003(1)
                                         -------  -------  -------  -------  -------  -------
                                           [e]      [e]      [e]      [e]      [e]       $
                                         -------  -------  -------  -------  -------  -------
INCOME STATEMENT DATA
Total revenues.........................   19,881   27,252   23,965   19,961   18,473   23,270
Net sales..............................   19,107   24,809   23,804   19,725   18,030   22,712
Gross profit...........................    9,211   13,060    7,979    8,458    5,379    6,775
Operating expenses.....................  (16,869) (16,795) (13,093) (13,234) (13,500) (17,006)
Income (loss) from operations..........   (7,658)  (3,735)  (5,114)  (4,776)  (8,121) (10,230)
Income (loss) before income taxes         (6,487)  12,032    8,019   (3,873)  (9,090) (11,451)
Income taxes...........................      256     (323)    (882)    (167)     114      143
Net income (loss)......................   (6,231)  11,709    7,137   (4,040)  (8,976) (11,307)
Net income (loss) per Share............    (0.80)    1.50     0.92    (0.52)   (1.15)   (1.45)
Dividends per Share(2).................      ---      ---      ---      ---      ---      ---
Weighted average shares
  outstanding used in diluted
  calculation..........................    7,815    8,266    7,942    7,771    7,782    7,782
Diluted earnings per Share.............    (0.80)    1.42     0.90    (0.52)   (1.15)   (1.45)
BALANCE SHEET DATA
Total current assets...................   23,897   39,881   45,927   34,091   25,870   32,588
Property, plant and equipment, net.....    3,089    1,825    2,233    1,985    2,903    3,657
Total current liabilities..............   13,953   10,185   11,916    9,880   11,013   13,874
Total assets...........................   36,355   50,287   53,115   39,787   31,910   40,197
Long-term debt, less current portion(3)    6,344    3,478      304       95        7        9
Total shareholders' equity.............   15,424   34,679   38,909   28,375   18,961   23,885

----------
(1) Translated for the convenience of the reader at the Noon Buying Rate on December 31, 2003 of $1 = [e]0.7938. See "Presentation of Financial and Other Information" elsewhere in this Annual Report.

(2) No dividends were paid with respect to fiscal years 1999 through 2002 and subject to approval of the annual shareholders' meeting to be held in June 2004, the Company does not anticipate paying any dividend with respect to fiscal year 2003. See Item 8, "Financial Information --- Dividends and Dividend Policy."

(3) Long-term debt includes the long-term portion of capital lease obligations.

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

    The following table sets forth, for each of the years indicated, the high, low, average and year-end Noon Buying Rates expressed in euro per $1.00.

YEAR ENDED DECEMBER 31,                      HIGH   LOW  AVERAGE(1)  END OF YEAR
-------------------------------------------  ----  ----  ----------  -----------
                                                  [e]   [e]      [e]         [e]
                                             ----  ----  ----------  -----------
2003.......................................  1.12  0.79        0.88         0.79
2002.......................................  1.16  0.95        1.05         0.95
2001.......................................  1.19  1.05        1.12         1.12
2000.......................................  1.21  0.97        1.08         1.07
1999.......................................  0.97  0.85        0.94         0.99

----------
(1) The average of the Noon Buying Rates on the last business day of each month during the year indicated. See "Presentation of Financial and Other Information" elsewhere in this Annual Report.

    The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

                                                                    HIGH     LOW
                                                                  ------  ------
                                                                     [e]     [e]
                                                                  ------  ------
October.........................................................    0.86    0.85
November........................................................    0.88    0.83
December........................................................    0.84    0.79
January.........................................................    0.81    0.78
February........................................................    0.80    0.78
March...........................................................    0.83    0.80

    On May 5, 2004, the latest practicable date before the filing of this Annual Report with the U.S. Securities and Exchange Commission (the "Commission"), the Noon Buying Rate was U.S.$1.00 = [e]0.82.


RISK FACTORS


    DEPENDENCE ON HIFU TECHNOLOGY

    The Company is dependent on its High Intensity Focused Ultrasound ("HIFU") technology for future growth in its revenues and net income. In October 2000, EDAP TMS sold its Prostatron business to Urologix, Inc. ("Urologix"). The Prostatron, a medical device using transurethral microwave thermotherapy ("TUMT") for the minimally-invasive treatment of Benign Prostatic Hyperplasia ("BPH"), a non-cancerous urological condition, was one of the Company's three principal lines of medical devices. Although, during 2003, the Company continued to manufacture the Prostatron on behalf of Urologix, it only derived approximately 2% of its total revenues for the year ended December 31, 2003 from these sales, compared to 10% of total revenues for the year ended December 31, 2002. Revenues from these sales are not expected to represent a significant percentage of total revenues for the year ended December 31, 2004 and beyond, as the agreements between the Company and Urologix to manufacture the devices has expired. In addition, the Company's Extra-corporeal Shockwave Lithotripsy ("ESWL") line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. Consequently, the Company will be dependent on the successful development and commercialization of its third line of products, medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in the early phase of its commercialization in the

European Union. The Ablatherm is not approved for commercial distribution in the United States and none of the Company's other HIFU products has obtained approval for commercial distribution anywhere in the world. In December 2001, the Company's request for an additional Investigational Device Exemption ("IDE") from the U.S. Food and Drug Administration ("FDA") to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. The Company may re-submit the request and has received from the FDA specific instruction on the expected protocol. If the Company chooses not to re-submit an IDE to the FDA it will not be able to market the Ablatherm in the United States as a primary therapy, but only, assuming successful completion of current clinical trials and FDA approval, as a salvage therapy where prior treatment has failed. In order to assist in the successful completion of clinical trials to obtain FDA approval, the Company has identified a U.S. partner to assist in the approval process for re-submission of an IDE to the FDA, with the execution of a Distribution Agreement with HealthTronics Surgical Services, Inc. ("HealthTronics"), in February 2004. The identification of HealthTronics as the Company's U.S. partner does not guarantee the successful completion of clinical trials nor does it guarantee that the FDA will grant approval to market a device if clinical trials are successfully completed. The risks related to an FDA-approved IDE study and the success of a U.S. partner is specific to the U.S. market. See "---Uncertainty Relating to Clinical Trials; Clinical Status of Certain Products Using HIFU Technology" and Item 4, "Information on the Company---High Intensity Focused Ultrasound Division---HIFU Division Clinical and Regulatory Status."

    UNCERTAINTY RELATING TO CLINICAL TRIALS; CLINICAL STATUS OF CERTAIN PRODUCTS USING HIFU TECHNOLOGY

    Before obtaining regulatory approvals for the commercial sale of any of its devices under development, the Company must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials, and there can be no assurance that the Company's clinical trials will demonstrate the safety and effectiveness of any products or will result in marketable products. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The Company, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies such as the FDA may even refuse to grant exemptions to conduct clinical trials, as occurred in the United States in connection with the Company's December 2001 request for an additional IDE enabling the Company to conduct clinical trials for the Ablatherm as a primary therapy. See Item 4, "Information on the Company---High Intensity Focused Ultrasound Division---HIFU Division Clinical and Regulatory Status."

    The Company relies on scientific, technical and clinical data supplied by its academic collaborators in the evaluation and development of its related devices. There can be no assurance that there are or will be no errors or omissions in such data that would materially adversely affect the development of such products.

    The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources. There can be no assurance that the Company's HIFU devices that have not received regulatory approval will prove to be effective or safe in clinical trials or will be approved by the appropriate regulatory authorities. If the Company's HIFU devices do not prove to be effective and safe in clinical trials to the satisfaction of the relevant regulatory authorities, the Company's business, financial condition and results of operations could be materially adversely affected. The Company, through its U.S. partner HealthTronics, does not anticipate receiving FDA approval for any HIFU device, including the Ablatherm, for several years, if at all.

    UNCERTAINTY OF MARKET ACCEPTANCE OF CERTAIN PRODUCTS USING HIFU TECHNOLOGY

    The Company's HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that the Company's HIFU devices may have achieved or may achieve in the future in terms of safety and effectiveness, and any marketing approvals that the Company may have obtained or may obtain in the future with respect thereto, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on adequate reimbursement from healthcare payers, which has not been provided for the Company's HIFU products in any country, except Italy, and evidence of the cost-effectiveness of a therapy as compared to existing therapies. Patient acceptance depends in part on physician recommendations, as well as other factors, including the degree of invasiveness and the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

    HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

    The Company has incurred operating losses in each fiscal year since 1998 and may never achieve profitability. The Company expects that its marketing, selling and research and development expenses will continue to increase as it attempts to develop and commercialize HIFU devices. The Company may not generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. While the Company realized net income in 2000 and 2001, net income in 2000 reflected in large part the sale of the Prostatron business to Urologix and net income in 2001 reflected in large part gains on the sales of Urologix common stock by the Company. There can be no assurance the Company will realize sufficient revenue to sustain or increase profitability in the future. See Item 5, "Operating and Financial Review and Prospects."

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

    The Company believes that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens and Dornier. In the markets that the Company targets for its HIFU products, competition comes from new market entrants and alternative therapies, as well as current manufacturers of medical devices. In HIFU, the Company's devices, in particular the Ablatherm, compete with all current treatments for localized tumors, which include surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, Inc. ("Focus Surgery"), General Electric Medical Systems ("General Electric") and Insightec. See Item 4, "Information on the Company---High Intensity Focused Ultrasound Division---HIFU Competition" and Item 4, "Information on the Company---Urology Devices and Services Division."

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

    The Company also faces competition for its maintenance and service contracts. Larger hospitals often utilize their in-house maintenance departments in lieu of contracting with equipment manufacturers such as the Company. In addition, third-party medical equipment maintenance companies increasingly compete against equipment manufacturers by offering broad repair and maintenance service contracts to hospitals and clinics. Increased competition by the Company's current or future competitors for its medical devices or its maintenance and service contracts could have a material adverse effect on the Company's business, financial condition and results of operations. With respect to ESWL product, the Company is currently experiencing declining revenues in its maintenance and service contract business and may not be able to offset these decreases with increases in other businesses.

    GOVERNMENT REGULATION

    Government regulation in countries in which the Company sells its products, particularly in the United States, is a significant factor in the development and marketing of the Company's products and in the Company's ongoing manufacturing and research and development activities. The Company is regulated in each of its major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of its products. In order to market and sell those of its products that are still in the clinical trial stage, the Company will be required to obtain marketing approval or clearance from the relevant regulatory agencies, including the FDA in the United States. Moreover, if regulatory approval to market a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's products. Delays in receipt of, or failure to receive, regulatory approvals, or the loss of previously received approvals, would have a material adverse effect on the Company's business, financial condition and results of operations. For more information on the regulation of the Company's business, See Item 4, "Information on the Company---Government Regulation."

    There can be no assurance that additional statutes or regulations applicable to the Company's business will not be adopted, impose substantial additional costs or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

    UNCERTAINTY RELATING TO THIRD-PARTY REIMBURSEMENT

    The Company's success is dependent upon, among other things, the extent to which satisfactory reimbursement for the procedures performed with its devices can be obtained from healthcare payers in the United States and elsewhere. In the United States, the Company is dependent upon favorable decisions by the Centers for Medicare & Medicaid Services ("CMS"), formerly the Health Care Financing Administration ("HCFA"), for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, and any such revision might affect reimbursement for the procedures performed using the Company's devices. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no single procedure for obtaining reimbursement and, consequently, relevant approvals have to be sought in each Member State. Failure to establish sufficient reimbursement from healthcare payers or adverse changes in governmental and private healthcare payers' policies could have a material adverse effect on the Company's business, financial condition and results of operations.

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

    DEPENDENCE UPON KEY SUPPLIERS

    The Company purchases the majority of the components used in its products from a number of suppliers but for several components of its products, relies on a single source. In addition, the Company relies on single suppliers for certain services. If the supply of certain components or services were interrupted, the Company's manufacturing, marketing and selling of the relevant products would be delayed. These delays could be extensive in situations where a component substitution would require regulatory approval. The Company expects to be dependent upon its suppliers for the foreseeable future. Failure to obtain adequate supplies of components or services in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations.

    PATENTS, LICENSES AND PROPRIETARY TECHNOLOGIES

    The Company's success depends in large part on its ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. The Company's products, including its HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by the Company's technical and management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject the Company to significant liability to third parties, require the Company to seek licenses from third parties and to pay ongoing royalties, require the Company to redesign certain products or subject the Company to injunctions preventing the manufacture, use or sale of such products. In addition to being costly, protracted litigation to defend or prosecute intellectual property rights could result in the Company's customers or potential customers deferring or limiting their purchase or use of the Company's products until resolution of such litigation. See Item 4, "Information on the Company---High Intensity Focused Ultrasound Division---HIFU Division Patents and Intellectual Property" and Item 4, "Information on the Company---Urology Devices and Services Division---UDS Division Patents and Intellectual Property."

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

    The Company also relies on trade secrets and proprietary know-how, which it seeks to protect through non-disclosure agreements with employees, consultants and other parties. There can be no assurance that those non-disclosure agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors. Litigation may be necessary to protect trade secrets or know-how owned by the Company. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries.

    The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and result of operations.

    PRODUCT LIABILITY RISK

    The Company faces a significant risk of exposure to product liability claims in the event that the use of its products results in personal injury or death, and there can be no assurance that material product liability claims will not be assessed against the Company in the future. To date, the Company is a party to three product liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure, for which it has agreed to retain liability following the sale of the Prostatron business in October 2000. See Item 5, "Operating and Financial Review and Prospects--- Critical Accounting Policies---Litigation" and Item 8, "Financial Information---Legal Proceedings," for more information about these actions. These product liability claims, if successful, could have a material adverse impact on the Company.

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

    RISK OF EXCHANGE RATE FLUCTUATIONS

    The Company sells its products in many parts of the world and, as a result, the Company's business is affected by fluctuations in currency exchange rates. The Company is exposed to foreign currency exchange rate risk because the mix of currencies in which its costs are denominated is different from the mix of currencies in which it earns revenues. In 2003, approximately 74% of the Company's selling and general and administrative expenses and approximately 98% of the Company's research and development expenses were denominated in euro, while approximately 48% of the Company's sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). The Company's operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on the Company's revenues which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. The Company from time to time enters into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which its receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on the Company's results of operations. As of December 31, 2003, the Company had a foreign exchange sale contract for the Japanese yen which expired on March 29, 2004. As of March 31, 2004, the Company had two foreign exchange sale contracts, one for the Japanese yen and one for U.S. dollars. In addition, since any dividends that may be declared by the Company will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs.

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

    PASSIVE FOREIGN INVESTMENT COMPANY STATUS

    Unfavorable U.S. tax rules apply to U.S. holders of shares in companies that are considered passive foreign investment companies ("PFICs"). The unfavorable consequences of the rules can be alleviated by making the election described in
Item 10, "Additional Information---Taxation of U.S. Investors---Passive Foreign Investment Company Rules." The Company believes it was a PFIC in 2003. It is uncertain whether the Company will be a PFIC in 2004. U.S. holders, therefore, should consider making a mark-to-market election. U.S. holders should consult their tax advisors regarding the potential consequences of PFIC treatment and the implications of the election as described below in Item 10, "Additional Information---Taxation of U.S. Investors-Passive Foreign Investment Company Rules."


ITEM 4. INFORMATION ON THE COMPANY


HISTORY AND DEVELOPMENT OF THE COMPANY

    Founded in 1979, the Company originally specialized in the manufacturing and distribution of lithotripters and produced the first piezo-electric lithotripter in 1985. In 1994, the Company purchased most of the assets of Technomed International S.A. ("Technomed") out of liquidation. Technomed was established in 1985 and launched an electrohydraulic lithotripter in 1986 and the Prostatron, a medical device using TUMT for the minimally-invasive treatment of BPH in the European Union in 1990. The assets acquired by the Company in Technomed's liquidation included the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters and the Ablatherm HIFU device.

    In October 2000, the Company sold its Prostatron business to Urologix Inc. for consideration consisting of approximately $12 million in common stock and warrants to purchase additional shares of common stock and $8 million in cash. As a result of the transaction, the Company held securities that represented approximately 12.7% of Urologix's total share capital (assuming the Company's warrants had been exercised) on the date of the closing of the transaction. On December 31, 2003 the Company sold all of its shares in Urologix, and it no longer holds any Urologix shares. Additionally, the Company and Urologix entered into a supply agreement, which expired October 1, 2003, for certain components of the Prostatron unit (the "Supply Agreement"), as well as a distribution agreement for the Prostatron in Japan and Italy (the "Distribution Agreement").

    In July 2002, the shareholders of the Company approved the reorganization of the Company's management structure and the creation of two separate operating divisions. The implementation of the new corporate structure consolidated the management structure of the Company from a two-tiered management system with a Supervisory Board and an Executive Board into a single Board of Directors with the consolidated management responsibilities of the two-tiered system. Additionally, two separate, fully consolidated operating divisions were created: the HIFU division and the UDS division, with each division being headed by its own President.

    In December 2003, the Company announced that it had entered into a letter of intent with HealthTronics outlining the terms granting HealthTronics the right to begin clinical trials with the Ablatherm, which utilizes HIFU to provide minimally invasive treatment of prostate cancer, to obtain Pre-Market Approval ("PMA") from the FDA, and granting HealthTronics exclusive distribution rights in the United States, when and if a PMA is granted. Certain aspects of the letter of intent required the approval of the shareholders of the Company, which approval was obtained at an extraordinary shareholder meeting held on January 29, 2004. On February 25, 2004, the Company and HealthTronics finalized a distribution agreement based on the terms outlined in the letter of intent.

    The Company's legal name is EDAP TMS S.A. and the Company's commercial name is EDAP TECHNOMED. EDAP TMS S.A. was incorporated on December 3, 1979 as a societe anonyme organized under the laws of the Republic of France for 60 years from the date of incorporation. The Company's principal executive offices are located at Parc d'Activites la Poudrette-Lamartine, 4/6, rue du Dauphine, 69120 Vaulx-en-Velin, France and its telephone number is +33 (0) 4 72 15 31 50. The offices of EDAP Technomed, Inc., the Company's U.S. subsidiary, are located at 100 Pinnacle Way, Suite 135, Norcross, GA 30071, and its telephone number is +1 (770) 446-9950.

    BUSINESS OVERVIEW & STRATEGY

    The Company is engaged, through its HIFU and UDS divisions, in the development, production and marketing of minimally invasive medical devices, mainly for urological diseases. The Company believes that the creation of these two operating divisions will allow it to expand its market share by optimizing worldwide distribution capabilities, all of which is coordinated through the Company's subsidiaries. It also allows for cost synergies, mainly in manufacturing and administrative expenses.

    EDAP TMS S.A. is a holding company and is responsible for providing common services to its subsidiaries, performing the consolidation of the financial statements, complying with various regulatory agencies and maintaining the listing of its publicly held securities and, in conjunction with its Board of Directors, directing the overall strategy of the Company.

    See Note 25 of the Notes to the Consolidated Financial Statements for a breakdown of total sales and revenue during the past three fiscal years by operating division.


ORGANIZATIONAL STRUCTURE

    The following table sets forth the fully consolidated subsidiaries of the Company as of the date of this Annual Report:

NAME OF THE COMPANY             JURISDICTION OF ESTABLISHMENT  PERCENTAGE OWNED(1)
------------------------------  -----------------------------  -------------------
Technomed Medical Systems S.A.              France                     100%
EDAP S.A......................              France                     100%
EDAP Technomed Inc............          United States                  100%
EDAP Technomed Co. Ltd........              Japan                      100%
EDAP Technomed Sdn Bhd........             Malaysia                    100%
EDAP Technomed Srl............              Italy                      100%

----------
(1) Percentage of equity capital owned by EDAP TMS S.A. directly or indirectly through subsidiaries.


HIGH INTENSITY FOCUSED ULTRASOUND ("HIFU") DIVISION

    The Company's HIFU division consists of two wholly owned and fully consolidated subsidiaries: EDAP S.A. ("EDAP"), a French Corporation, and EDAP Technomed Srl, an Italian Corporation. The HIFU division also has branch offices in Germany and Russia. The HIFU division is engaged in the development and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. The HIFU division had total revenues of [e] 3.0 million during the fiscal year ended December 31, 2003.

    HIFU DIVISION BUSINESS OVERVIEW

    The HIFU division currently develops and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anaesthesia and associated complications. The Ablatherm, a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, is approved for commercial distribution in the European Union, Canada, South Korea and Russia, and is undergoing clinical trials in the United States, with the assistance of the Company's U.S. partner, HealthTronics. The HIFU division had a fixed installed base of 18 Ablatherm machines worldwide and 44 clinical sites were using this technology as of December 31, 2003.

In addition to developing and marketing HIFU devices, the HIFU division also generates revenues from the leasing of this equipment, as well as from the sale of disposables, spare parts and maintenance services.

    HIFU DIVISION BUSINESS STRATEGY

    The HIFU division's business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and minimized side effects for a number of different indications. The key elements of the HIFU division's strategy to achieve that objective are:

* Provide Minimally Invasive Solutions to Prostate Cancer using HIFU. Building upon the Company's established position in the ESWL market of the UDS division, the HIFU division is striving to become a leading provider of minimally invasive treatment alternatives for prostate cancer, the incidence of which the HIFU division believes will increase as the male population ages in developed countries. The HIFU division believes that HIFU could represent an alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division achieves this through a direct sales network in Europe, through the distribution platform of the UDS division in Asia and in partnership with HealthTronics in the United States.

* Achieve Long-Term Growth by Expanding HIFU Applications Beyond Urology. The HIFU division's long-term growth strategy is to apply its HIFU technology toward the minimally invasive treatment of indications beyond urological disorders. The HIFU division believes that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See "---HIFU Products." However, the HIFU division lowered spending on research and development ("R&D") projects in 2003 so that it could utilize those resources in expanding the acceptance of HIFU for the treatment of localized prostate cancer, within the regions in which the Company is currently active, the European Union, Russia and South Korea. The division does not foresee increasing R&D spending in 2004.

    HIFU PRODUCTS

    Currently, the only commercial product produced by the HIFU division utilizing HIFU technology is the Ablatherm. The Ablatherm treats organ-confined prostate cancer and is cleared for distribution in the European Union, South Korea, Canada and Russia. Clinical trials are underway in the United States, in partnership with HealthTronics, and requests for marketing clearance have been submitted to the appropriate regulatory agencies in Japan.

    The Company has developed the Ablatherm, an ultrasound-guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each pre-defined lesion until the entire volume has been treated. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is generally performed under spinal anaesthesia.

    HIFU DIVISION PATENTS AND INTELLECTUAL PROPERTY

    As of December 31, 2003, the HIFU division's patent portfolio contained 54 patents (consisting of 29 in the United States, 20 in the European Union and Japan and 5 in Israel) covering key technologies relating to HIFU systems and associated software. Additional patents covering certain other aspects of the Company's HIFU technology in the European Union, the United States and

Japan are still in the examination process. During 2003, one new patent was obtained in the U.S. and one patent covering obsolete technology was abandoned in the European Union.

    Although the HIFU division believes that its HIFU patents are valid and should be enforceable against third parties and that its patent applications should, if successfully pursued, result in the issuance of additional enforceable patents, there can be no assurance that any or all of these patents or patent applications will provide effective protection for the HIFU division's proprietary rights in such technology. The HIFU division's HIFU devices, as they are currently or may in the future be designed, may also be subject to claims of infringement of patents owned by third parties, which could result in an adverse effect on the HIFU division's ability to market HIFU systems.

    As part of the reorganization of the Company into two separate operating units, the Company transferred the assets and related intellectual property of the HIFU research program to the HIFU division.

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

    In June 2000, the HIFU division applied for an approval by the Japanese Ministry of Health for the Ablatherm to be marketed in Japan. The application is still under review. The process of requesting approval to market the Ablatherm in Japan has been ongoing for a significant period of time, and may never result in the approval to market the Ablatherm in Japan. See Item 3, "Key Information---Risk Factors---Dependence on HIFU Technology."

    In 2001, the French Urology Association ("AFU") conducted an independent clinical trial in order to confirm the efficacy and safety results observed in the European Multicentric Study, and to evaluate the therapy related costs. Patient recruitment was successfully performed at eight investigational sites. Patient enrolment was completed in an 11-month period with 117 patients included. Patient follow-up is ongoing, with intermediate assessment at one year.

    In February 2004, the Company entered into a distribution agreement with a subsidiary of HeathTronics Surgical Services, Inc. ("HealthTronics"). The terms of the distribution agreement grant HealthTronics the right to pursue marketing approval from the FDA for the Ablatherm. When and if HealthTronics receives marketing approval from the FDA they will be granted exclusive distribution rights for the Ablatherm in the United States.

    HIFU DIVISION MANUFACTURING

    The HIFU division's policy is to subcontract the manufacture for its devices and accessories, including consumables. The HIFU division purchases all of the devices and accessories, including consumables used in its marketing and sales functions, from a single supplier, Technomed, part of the UDS division of the Company. It is the HIFU division's belief that, since its only supplier is also a subsidiary of the same parent, there is no significant risk associated with the use of a single supplier.

However, since the HIFU division does have its own independent quality system, its policy is to conduct frequent quality audits of suppliers' manufacturing facilities.

    HIFU DIVISION QUALITY AND DESIGN CONTROL

    The HIFU division has obtained the ISO 9001 (V2000) and ISO 13485 (V1996) certifications which indicate compliance with international standards for quality and design control.

    HIFU DIVISION MARKET POTENTIAL

    Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates that approximately 220,900 new cases of prostate cancer were diagnosed in 2003 and that there will be approximately 230,900 new cases of prostate cancer diagnosed in 2004. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

    If the efficacy of HIFU therapy is established, the HIFU division believes that its application could be expanded to other indications, such as certain localized thyroid, breast, gynaecological, bladder, liver, brain, pancreatic and retroperitoneal tumors. However, the expansion of HIFU to other indications will require a significant investment in R&D by the Company, an investment which the Company is currently not making in order to focus on the acceptance of HIFU as a treatment for localized prostate cancer.

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

    Other companies are working with HIFU for the minimally invasive treatment of tumors including General Electric, Insightec and Focus Surgery. Certain existing and potential competitors of the HIFU division may have substantially greater financial, research and development, sales and marketing and personnel resources than the HIFU division or its parent and may have more experience in developing, manufacturing, marketing and supporting new products. The HIFU division believes that an important factor in the potential future market for HIFU treatments will be the ability to make the substantial investments in R&D in advancing the technology beyond the treatment of prostate cancer. This future investment is wholly dependent on the successful acceptance of the device for the treatment of prostate cancer.

    HIFU DIVISION SALES AND DISTRIBUTION OF PRODUCTS

    The HIFU division markets and sells its products through its own direct marketing and sales organization as well as through third-party distributors and agents. The HIFU division established direct marketing and sales forces in France, Belgium, Germany and Italy, which currently represent EDAP's largest markets. Additionally, the HIFU division markets and sells its products through the

Company's UDS division's distribution platform in South Korea and Malaysia and further markets its products through agents and third-party distributors in several countries. In December 2002, the Company closed its direct sales and service office in the United States, and it finalized its partnership in the United States with HealthTronics in February 2004. HealthTronics is now responsible for U.S. clinical trials, and it has exclusive distribution rights in the United States for the Ablatherm, when and if it receives FDA approval.

    The HIFU division's customers are located worldwide and have historically been principally public and private hospitals and urology clinics. The HIFU division believes that as it increases its customer base it will gain further access to the urological community, which will enable it to monitor the urological market, introduce new products and conduct trials under satisfactory conditions. No single customer of the HIFU division represents a significant portion of the division's installed base, however, if the partnership with HealthTronics is successful, HealthTronics could become a significant customer of the HIFU division in the future.

    The HIFU division's marketing efforts include the organization of training programs for urologists worldwide.

    UROLOGY DEVICES AND SERVICES ("UDS") DIVISION

    The UDS division consists of four wholly owned and fully consolidated subsidiaries of the Company: Technomed Medical Systems S.A. ("TMS"), a French corporation, EDAP Technomed Co. Ltd, a Japanese corporation, EDAP Technomed Sdn Bhd, a Malaysian corporation and EDAP Technomed Inc., a U.S. corporation. The UDS division also includes a South Korean branch office, Technomed Korea. The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological and other clinical indications. The UDS division had total revenues of [e] 17.5 million during the fiscal year ended December 31, 2003.

    UDS DIVISION BUSINESS OVERVIEW

    The UDS division's primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body, to fragment urinary stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anaesthesia and resulting complications. The UDS division currently manufactures two models of lithotripters: the SONOLITH Praktis, which is available for commercial distribution in the European Union, Japan, Canada and the United States, and the SONOLITH Vision, which is available for commercial distribution in the European Union, Japan and Canada only. During 2002, the UDS division discontinued its production of the LT02 line of lithotripters. The UDS division had an installed base of 404 ESWL lithotripters worldwide as of December 31, 2003, with the European Union, Japan and the United States accounting for 35%, 24%, and 3%, respectively, of the total installed base of ESWL lithotripters of the division.

    In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services, including the maintenance and services business of HIFU-related devices and accessories on behalf of the HIFU division. It also derives revenues from the distribution of the Prostatron in Japan and Italy under the Distribution Agreement entered into with Urologix in October 2000.

    Under the Supply Agreement entered into with Urologix in connection with the sale of the Company's Prostatron business in October 2000, the UDS division previously manufactured certain components of the Prostatron. Although the Supply Agreement expired in October 2003, the UDS division continued to manufacture machines on behalf of Urologix to produce the machines that had been ordered prior to the expiration of the Agreement. Once the final machines have been manufactured, the UDS division does not expect to generate any additional revenues from the supply of machines to Urologix. The UDS division, as an additional part of its contract manufacturing business, manufactures HIFU-related devices and accessories, including consumables, on behalf of the HIFU division.

    UDS DIVISION BUSINESS STRATEGY

    The UDS division's business strategy is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. To achieve this strategic goal, the UDS division intends to capitalize and expand on its expertise as the manufacturer of minimally invasive devices such as its ESWL lithotripters, Prostatron devices (on behalf of Urologix) and HIFU devices (on behalf of the HIFU division). The key elements of the UDS division's strategy are:

* Capitalize on the Current ESWL Installed Base. The UDS division's long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of consumables, accessories, services and replacement machines. The UDS division believes that a combination of continued investment in lowering end-user costs and offering units that are easily adaptable to various treatment environments, and a commitment to quality and service will allow the UDS division to achieve this goal. See "---UDS Division Products".

* Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. The UDS division believes that it can achieve additional long-term growth by offering its established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. The UDS division's distribution platform in urology consists of a series of well-established subsidiaries in Europe and Asia as well as a network of third-party distributors worldwide.

* Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, the UDS division believes that it can become a leading provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. The UDS division believes that its FDA-inspected and ISO 9001 (V2000) and ISO 13485 (V1996) certified facilities allow it to offer manufacturing services to a wide range of potential medical equipment developers.

    UDS DIVISION PRODUCTS

    The UDS division offers the SONOLITH Praktis to small and mid-size hospitals, while the SONOLITH Vision is offered to large hospitals which can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezo-electric elements of the LT02 (although the manufacturing of new machines was discontinued in 2002) and the electrodes of the SONOLITH line, which need to be replaced approximately every year and approximately every ten treatments, respectively. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

PRODUCT                        PROCEDURE                      DEVELOPMENT STAGE    CLINICAL AND REGULATORY STATUS
--------------------  -----------------------------------  ---------------------  ------------------------------
SONOLITH              Electroconductive treatment          Commercial Production  Approved for distribution:
Praktis               of urinary stones                                           European Union
compact lithotripter                                                              Japan
                                                                                  United States
                                                                                  Canada
                                                                                  Russia
                                                                                  South Korea
                                                                                  Australia

SONOLITH Vision       Electroconductive treatment          Commercial Production  Approved for distribution:
                      of urinary stones                                           European Union
                                                                                  Japan
                                                                                  Canada
                                                                                  South Korea
LT02                  Piezo-electric treatment             Discontinued           Approved for distribution:
lithotripter          of urinary stones                                           European Union
                                                                                  United States
                                                                                  Japan


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

    UDS DIVISION PATENTS AND INTELLECTUAL PROPERTY

    As of December 31, 2003, the UDS division's patent portfolio contained 25 patents (consisting of 8 in the United States, 15 in the European Union and Japan and 2 in Israel), covering key technologies relating to ESWL systems and associated software capabilities. Three patents covering obsolete or technologies not exploited ((2) in the U.S. and (1) in the European Union) have been abandoned. An additional patent covering ESWL technology was obtained in France.

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

    The UDS division believes that companies with a large installed base of ESWL lithotripters will be most successful in the replacement market. Consequently, the Company intends to capitalize on its share of the installed base of ESWL lithotripters to gain a significant position in the replacement market for those machines. The Company expects the ESWL business to continue to contribute, at historically consistent levels, to the UDS division's financial results despite the mature nature of the market, due to revenues from maintenance contracts and demand for replacement machines. See Item 5, "Operating and Financial Review and Prospects."

    UDS DIVISION COMPETITION

    The ESWL market is characterized by severe price competition among manufacturers, with the result that, in recent years, the average unit price of ESWL lithotripters has declined. The UDS division expects this trend to continue. See Item 5, "Operating and Financial Review and Prospects." The UDS division's major competitors in developed countries are Dornier, Siemens and Storz.

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

    UDS DIVISION MANUFACTURING SERVICES AND DISTRIBUTION

    The UDS division manufactured Prostatron devices for Urologix through 2003, as well as the Ablatherm, on behalf of the HIFU division. It believes that it can extend its outsourced services to provide device, disposable and software development and manufacturing services to a wide range of medical equipment development companies. The UDS division's current operations consist of custom design, development and manufacture of medical products and software development, in its manufacturing facility that is FDA-approved and certified under international standards ISO 9001 and ISO 13485.

    The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. Currently, the UDS division distributes products on behalf of Urologix in Italy and Japan, on behalf of Andromeda in Japan, and on behalf of the HIFU division in Malaysia and South Korea. The UDS division believes that it can successfully market its worldwide distribution platform to a wide range of medical equipment development companies thus allowing for quick, easy and economically sound entry for these companies into markets, covering most of the world.

    UDS DIVISION MANUFACTURING

    The UDS division's policy is to manufacture the critical components for its devices and accessories (unless a subcontractor can manufacture the component in a more economic manner) perform final assembly and quality control processes and maintain its own set of production standards. The UDS division purchases the majority of the raw materials used in its products from a number of suppliers, but for several components of its products, relies on a single source. The UDS division's policy is to conduct frequent quality audits of suppliers' manufacturing facilities. The UDS division's principal suppliers are located in France, Switzerland, Austria, the United Kingdom and the United States. Management believes that the relationships between the UDS division and its suppliers are good.

    In addition, the manufacturing operations of TMS (a French corporation that is the primary manufacturing organization of the UDS division) must comply with the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document tractability and retention, among other things. TMS's facilities are also subject to scheduled inspections by the FDA. TMS has obtained the ISO 9001 and ISO 13485 certifications, which indicate compliance by TMS's manufacturing facilities with international standards for quality assurance, design and manufacturing process control. TMS also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. See "---Government Regulation---Healthcare Regulation in the United States" and "---Government Regulation---Healthcare Regulation in the European Union."

    PROPERTY, PLANTS AND EQUIPMENT

    The Company has one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 2,345 square meters of office space and 3,000 square meters of factory space and are rented under a renewable nine-year commercial lease agreement. The Company believes that the terms of the lease reflect commercial practice and market rates. The manufacturing facility, which the Company utilizes to manufacture and/or assemble all of its products, has ISO 9001 and ISO 13485 certifications and specific GMP approval for the Prostatron. Following the restructuring of the Company in late 2003, the Company is renegotiating its lease for 1,600 square meters at this space. The Company is not aware of any environmental issues that could effect utilization of the facility.

    The Company had another facility located in Marne-la-Vallee, on the outskirts of Paris, which was sold in October 2002. As a result, the Company recorded a net gain on the disposal of these assets of [e]0.4 million that year. The Company does not anticipate incurring any additional charges related to this financial lease agreement.

    In addition, the Company rents office and/or warehouse facilities in Atlanta
(USA), Kuala Lumpur (Malaysia), Rome (Italy), Seoul (South Korea), Fukuoka, Osaka and Tokyo (Japan).

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

    HEALTHCARE REGULATION IN THE UNITED STATES

    The Company and its products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act ("FDC Act"). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes, Class I, II or III, on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as labeling, premarket notification

(known as "510(k)") and adherence to FDA-mandated GMP. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of "special controls," such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are those that must receive premarket approval ("PMA") by the FDA to ensure their safety and effectiveness. Except for the lithotripsy range of products, which has been recently reclassified by the FDA as a Class II device, all of the Company's products are classified as Class III products. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an IDE from the FDA prior to commencing human clinical trials in the United States in support of the PMA.

    Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the Federal Trade Commission. The FDC Act also regulates the Company's quality control and manufacturing procedures by requiring the Company to demonstrate and maintain compliance with current GMP regulations. The Company's manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors in the past few years.

    HEALTHCARE REGULATION IN THE EUROPEAN UNION

    In the European Union, the Company has received the ISO 9001 (V2000) and ISO 13485 (V1996) certifications, showing that the Company complies with standards for quality assurance and manufacturing and design process control. In the European Union, the Company's products are also subject to legislation implementing the European Union Council Directive concerning medical devices (the "Medical Device Directive"). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the "CE Marking." Except in limited circumstances, Member States may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of the Company's products bear the CE Marking.

    Pursuant to the Medical Device Directive, medical devices are classified into four classes, Class I, Class IIa, Class IIb and Class III, on the basis of their invasiveness and the duration of their use. The classification serves as a basis for determining the conformity assessment procedures which apply to medical devices in order to be eligible to receive a CE Marking. The conformity assessment procedures for Class I devices can be carried out, as a general rule, under the sole responsibility of the manufacturer, while for devices of other classes the involvement of an authorized supervisory body is required. The extent of the involvement of such body in the development and manufacturing of a device varies according to the class under which it falls, with Class III devices being subject to the greatest degree of supervision. All of the devices currently marketed by the Company are Class IIb devices.

    HEALTHCARE REGULATION IN JAPAN

    The import and sale of medical devices in Japan is regulated by the Ministry of Health, Labour and Welfare ("the MHLW"). Under the Japanese Pharmaceutical Affairs Law, two types of licenses are required for the import and sale of medical devices, a general approval to engage in import and sale of such devices by the importer and specific approvals for each device. The Company's Japanese subsidiary has obtained a general approval and has also obtained a specific approval to import those of the Company's products that are approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, inter alia, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and, until a new device is included in this list, its costs are not covered by the programs. The LT02, the SONOLITH Praktis, the SONOLITH Vision and the Prostatron are all included on the MHLW's list for reimbursement.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following discussion of the results of operations and liquidity and capital resources of the Company with respect to the fiscal years ended December 31, 2001, 2002 and 2003 is based on the Consolidated Financial Statements included elsewhere in this Annual Report and should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

    The following discussion contains certain forward-looking statements that involve risks and uncertainties. See "Forward-Looking Information" elsewhere in this Annual Report.


CRITICAL ACCOUNTING POLICIES

    The Company's discussion and analysis of its financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable, bad debts, inventories, warranty obligations, litigation and deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

    ALLOWANCE FOR DOUBTFUL ACCOUNTS

    The Company evaluates the collectibility of its accounts receivable based on the individual circumstances of each customer on a quarterly basis. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to the Company (e.g. bankruptcy filings, substantial downgrading of credit scores), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes it will collect. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company), the Company's estimates of the recoverability of amounts due to it could be reduced by a material amount.

    INVENTORIES

    The Company, on an annual basis, analyses its inventories for obsolescence and upon identification of obsolete stock the Company records a full valuation reserve. Inventories are stated at the lower of costs, determined by the first-in, first-out ("FIFO"), or market. The Company's inventory valuation policy is based on a review of forecasted demand compared with existing inventory levels. At December 31, 2002, the Company determined that it had certain inventories that were in excess of its current requirements based on forecasted demand for these inventories. As a result, the Company recorded a reserve for inventory obsolescence of these inventories at December 31, 2002 with a charge of [e] 0.6 million. At December 31, 2003, the Company determined that it had certain inventories that were not appropriately valued and therefore reserved [e] 0.6 million against these inventories.

    LITIGATION

    The Company is currently a defendant in three legal proceedings, all of which are associated with product liability matters. During 2003, the Company also settled a claim alleging failure to make license payments brought against one of its subsidiaries. The cost of settling this claim, [e] 0.3 million, was included in the consolidated financial statements of the Company for the year ended December 31, 2002. Additionally, in 2003, the Company settled one claim and was found "not guilty" on another claim alleging fraud related to the sale of medical equipment brought, separately, against two of its subsidiaries. The cost of settling the first claim, U.S.$ 25,000, was included in the consolidated financial statements of the Company for the year ended December 31, 2003. The Company believes that the patients' claims in the product liability matters against the Company are without merit. In addition, if the claims against the Company are successful, the Company believes any potential damages assessed against it would be covered by insurance and/or by a contribution obligation of the physicians and/or the organization which provided services with the product. However, these product liability claims could have a material adverse impact on the Company. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in its assumptions related to these proceedings. It is the policy of the Company, in the case of product liability litigation, to recognize the full amount of the self-insurance portion of the Company's product liability insurance, unless a separate indemnification is being sought.

    DEFERRED TAX ASSETS

    As of December 31, 2003, the Company had approximately [e] 0.3 million of deferred tax assets principally related to the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws.

    The Company also has a history of operating loss carryforwards with various future expirations. However, it is the Company's policy to recognize a full valuation reserve against these deferred tax assets because the Company cannot be assured of future operating profits sufficient to utilize these assets before their expiration.


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

    The Company derives a significant portion of both net sales of medical devices and net sales of spare parts, supplies and services from its operations in Japan. Net sales of medical devices in Japan represented approximately 46.9% of such sales in 2003 and consisted primarily of sales of ESWL lithotripters. Net sales of spare parts, supplies and services in Japan represented approximately 30.5% of such sales in 2003 and related primarily to ESWL lithotripters, reflecting the fact that approximately 24.0% of the installed base of the Company's ESWL lithotripters is located in Japan. Sales in Japan are effected through EDAP Technomed Co. Ltd., the Company's wholly owned Japanese subsidiary.

    Other revenues consists principally of license fee and royalty payments from third parties with respect to the Company's intellectual property and operating subsidies from French governmental agencies. See Note 16 of the Notes to the Consolidated Financial Statements.

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

    R&D expenses include all costs related to the development of new technologies and products and the enhancement of existing products, including the costs of organizing clinical trials and of obtaining patents and regulatory approvals. The Company does not capitalize any of its research and development expenses, except for the expenses relating to the production of machines to be used in clinical trials and that have alternative future uses as equipment or components for future research. These machines are amortized over a three-year period equivalent to the clinical trial period and are fully depreciated as of December 31, 2003.

    R&D expenses have amounted to [e] 3.1 million, [e] 3.2 million and [e] 3.4 million in 2003, 2002 and 2001, respectively, representing approximately 17%, 16% and 14% of total revenues in 2003, 2002 and 2001, respectively. Beginning in 2004, management expects the budget for R&D expenses for the foreseeable future to decrease to approximately 10% of anticipated total revenues in each fiscal year, principally in connection with research and development in HIFU. The decreases in R&D for HIFU are primarily due to the suspension of funding on projects to expand the use of HIFU beyond the prostate. The Company has chosen to focus on HIFU primarily for the treatment of prostate cancer and will revisit HIFU beyond the prostate once HIFU for prostate cancer generates revenues sufficient to offset new R&D projects.

    In 2003, the Company recorded a non-recurring operating expense of [e] 2.1 million reflecting mainly the costs associated with the reduction of headcount at the Company's two French operating divisions. In 2002, the Company recorded a non-recurring operating expense of [e] 1.2 million reflecting mainly the costs associated with restructuring the Company into two separate operating units. The Company did not record any non-recurring operating expenses in 2001. See Note 17 of the Notes to the Consolidated Financial Statements.

    In accordance with Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets", the Company no longer amortizes its goodwill on a straight-line basis over its estimated useful life but, instead, tests it for impairment on an annual basis and/or whenever indicators of impairment arise. The Company did not record any charge in 2002 and 2003 for the impairment of goodwill. See Note 7 of the Notes to the Consolidated Financial Statements.

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

    The Company believes that its results of operations in the near future will be affected by the Company's ability to control expenses in connection with the development, marketing and commercial launch of HIFU applications, including the Ablatherm. See "---Liquidity and Capital Resources." Increases, if any, in expenses may only be offset partially in the near future by revenues arising from sales of HIFU devices.

    See Item 3, "Key Information---Risk Factors---Risk of Exchange Rate Fluctuations" and Item 11, "Quantitative and Qualitative Disclosures About Market Risks" for a description of the impact of foreign currency fluctuations on the Company.

    SALE OF THE PROSTATRON BUSINESS TO UROLOGIX

    In October 2000, the Company sold its Prostatron business to Urologix. See
Item 4, "Information on the Company." The principal effects of the sale of the Prostatron business on the Company's results of operations during the period reviewed are summarized below:

       --- Historically the Company has derived a significant proportion of net sales of medical devices and net sales of spare parts, supplies and services from its Prostatron business. Sales of Prostatron units and spare parts, maintenance services and disposable parts for the Prostatron amounted to [e] 8.7 million, or approximately 36% of total revenues, in 2000. Following the sale of the Prostatron business, the Company continued to generate revenues from the manufacturing and distribution of Prostatron units and disposable parts on behalf of Urologix under the Supply Agreement and the Distribution Agreement, although significantly less than before the sale. Revenues from sales under the Supply Agreement and the Distribution Agreement (including from sales of technology transfer services under these agreements) amounted to [e] 6.0 million, or approximately 25% of total revenues in 2001. In 2002, revenues from sales under the Supply Agreement and the Distribution Agreement decreased significantly to [e] 2.1 million, or approximately 10% of total revenues. During 2003, revenues from sales under the Supply Agreement and the Distribution Agreement decreased to [e] 0.4 million or approximately 2% of total revenues as the Supply Agreement and the Distribution Agreement terminated during 2003. In addition, the Company's margins on the manufacturing and distribution of the Prostatron on behalf of Urologix on the terms agreed in these agreements are lower compared to periods prior to the sale of the business. For instance, while the Company generated 25% of its total revenues in 2001 from sales under the Supply Agreement and the Distribution Agreement, these sales generated only 6% of operating income in that year.

       --- The Company has experienced in 2001, 2002 and 2003, an increase in cost of sales as a percentage of total revenues reflecting lower margins on the manufacturing and distribution of the Prostatron on behalf of Urologix on the terms agreed in these agreements compared to periods prior to the sale of the business.

       --- The Company recorded non-recurrent net gains / (losses) of approximately [e] (0.1) million, [e] 1.5 million and [e] 12.2 million in 2003, 2002 and 2001, respectively, attributable to the sale of Urologix common stock.

       --- At December 30, 2003 Urologix owed the Company U.S.$ 705,501 in principal and interest on a promissory note issued as of the Closing Date of the Asset Purchase Agreement entered into by both companies. On December 31, 2003, Urologix only remitted U.S.$540,851 claiming offsets related to various amounts that Urologix believes that it is owed under certain indemnification arrangements in the promissory note. The Company does not believe that any indemnification is owed and informed Urologix that it is in default per the terms of the promissory note. The Company is currently negotiating a resolution to this matter and has recorded a provision of U.S.$ 164,650, as of December 31, 2003, pending the resolution of this matter.


FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

    Total revenues. The Company's total revenues decreased 7.5% from [e] 20.0 million in 2002 to [e] 18.5 million in 2003, principally due to a decrease in the average selling of price of those Ablatherm units sold, a decrease in the average selling price of those lithotripsy units sold, and the strength of the euro during the year, which reduced the value, into euro, of sales in other currencies.

    HIFU division. The HIFU division's total revenues decreased 11.8% from [e] 3.4 million in 2002 to [e] 3.0 million in 2003 (including [e] 0.3 million and [e] 0.1 million of internal segment revenues in 2002 and 2003, respectively), principally due to a decrease in the number of Ablatherm units sold.

    The HIFU division's net sales of medical devices decreased 42.1% from [e] 1.9 million in 2002 to [e] 1.1 million in 2003, primarily due to the fact that the HIFU division was unable to sell any Ablatherm units in the second half of 2003.

    Net sales of HIFU-related spare parts, supplies and services increased 41.7% from [e] 1.2 million in 2002 to [e] 1.7 million in 2003, primarily due to a 34% increase in the number of patients treated and an increase in services provided on the division's increased installed base.

    Other HIFU-related revenue increased 182.9% from [e] 35 thousand in 2002 to [e] 99 thousand in 2003, primarily related to an increase in subsidies received.

    UDS division. The UDS division's total revenues decreased 5.1% from [e] 18.4 million in 2002 to [e] 17.5 (including [e] 1.6 million and
[e] 2.0 million of internal segment revenues in 2002 and 2003, respectively), principally due to the decrease in the average sales price of lithotripsy units in 2003 compared to 2002, partially offset by an increase in the number of units sold. Decreases in revenues were also related to the strength of the euro during 2003, which reduced the value, into euro, of sales in other currencies.

    The UDS division's net sales of medical devices decreased 13.2% from [e] 8.5 million in 2002 to [e] 7.4 million in 2003, primarily due to a decrease in the average sales price of lithotripsy units in 2003 compared to 2002, partially offset by an increase in the number of units sold, and a decrease of 77% in the number of Prostatron units sold to Urologix in 2003 compared to 2002. Decreases in revenues were also related to the strength of the euro during 2003, which reduced the value, into euro, of sales in other currencies. The increase in the number of lithotripters sold in 2003 resulted principally from the continued successful penetration of the Japanese market with the Company's SONOLITH Praktis, a compact lithotripter launched in the European Union in October 1998. The decrease in the number of units sold to Urologix during 2003 under the Supply Agreement was a result of a lower total number of orders from Urologix during the year and the expiration of the Supply Agreement during the year.

    Net sales of UDS-related spare parts, supplies and services decreased 4.3% from [e] 8.2 million in 2002 to [e] 7.8 million in 2003, primarily related to a decrease in annual service contract revenue, as most units in the installed base were still under warranty after the replacement of older machines with new machines, and due to the strength of the euro during 2003, which reduced the value, into euro, of sales in other currencies. A substantial portion of the UDS division's maintenance services are derived from its Japanese operations. See "---Operating Results---Overview."

Other UDS-related revenue increased 70.1% from [e] 201 thousand in 2002 to [e] 342 thousand in 2003, primarily related to an increase in royalties received. See Note 1-4 of the Notes to the Consolidated Financial Statements.

    Cost of sales. Cost of sales increased 13.8% from [e] 11.5 million in 2002 to [e] 13.1 million in 2003, and as a percentage of net sales increased from 58.3% in 2002 to 72.6% in 2003, due to a decrease in gross margin on sales of ESWL lithotripters, as the Company needed to sell more units at the lower average sales prices to keep revenues stable; fewer sales of higher-margin Ablatherms and; a charge against inventory valuation in the fourth quarter of 2003, due to a revaluation of work-in-progress inventories into finished goods inventories and cost of sales.

    Operating expenses. Operating expenses increased 2.0% from [e] 13.2 million in 2002 to [e] 13.5 million in 2003, mainly due to [e] 2.1 million in one-time charges related to the restructuring of the Company's two operating divisions at the end of 2003 and as further described, by division, below. See Note 17 of the Notes to the Consolidated Financial Statements.

    HIFU division R&D expenses remained at [e] 1.5 million in 2002 and 2003. R&D spending is primarily related to ongoing research into HIFU technologies. The Company anticipates these expenses to decrease in the future as a result of the restructuring of the HIFU division at the end of 2003. See "---Operating Results---Overview."

    UDS division R&D expenses decreased 17.4% from [e] 0.4 million in 2002 to [e] 0.3 million in 2003. This decrease is primarily due to the termination of research and development projects related to TUMT. The remaining expenses were related to the continued research and development of ESWL technologies. The Company anticipates these expenses to remain consistent in the future. See "--- Operating Results---Overview."

    HIFU division selling expenses increased 44.4% from [e] 0.7 million in 2002 to [e] 1.1 million in 2003, primarily due to the increase in sales activities after the commercialization of the division's primary product, the Ablatherm, in the European Union. The Company anticipates that these expenses will decrease in the future as a result of the restructuring of the HIFU division at the end of 2003 and the mandate to focus on current markets. As a percentage of net sales, HIFU division-related selling expenses increased from 24.3% in 2002 to 37.8% in 2003.

    UDS division selling expenses decreased 5.7% from [e] 2.0 million in 2002 to [e] 1.9 million in 2003, primarily due to continued control of expenses. The Company anticipates that these expenses will remain consistent in the future.
As a percentage of net sales, selling expenses decreased from 13.4% in 2002 to 12.4% in 2003.

    General and administrative expenses, at the consolidated level, decreased 11.1% from [e] 4.6 million in 2002 to [e] 4.1 million in 2003, mainly as a result of continued cost cutting measures. As a percentage of net sales, general and administrative expenses decreased from 23.6% in 2002 to 22.9% in 2003. The holding company continues to manage these expenses so that the expenses at each of the divisions remain consistent with each individual business and revenue levels.

    Operating loss. As a result of the factors discussed above, the Company realized an operating loss of [e] 8.1 million in 2003, as compared to an operating loss of [e] 4.8 million in 2002.

    As a result of the factors discussed above, the Company realized an operating loss in its HIFU division of [e] 5.8 million in 2003, as compared to an operating loss of [e] 3.4 million in 2002; realized an operating loss in its UDS division of [e] 0.7 million in 2003, as compared to operating income of [e] 0.6 million in 2002; and realized an operating loss, directly related to the holding company EDAP TMS S.A. (the holding company segment is purely an expense segment and will therefore always show an operating loss) of [e] 1.4 million in 2003, as compared to an operating loss of [e] 1.9 million in 2002.

    Interest income (expense), net. Interest income (expense), net decreased to income of [e] 0.2 million in 2003 compared to an income of [e] 0.5 million in 2002, reflecting lower interest income received by the Company on its short-term cash investment due to lower cash balances and lower interest rates during the year.

Currency exchange gains, net. Net currency exchange gains increased from a loss of [e] 1.0 million in 2002 to a loss of [e] 0.9 million in 2003, reflecting the continued weakness of the U.S. dollar and the Japanese yen against the euro in 2003.

    Other income, net. Other income, net decreased to a loss of [e] 0.2 million in 2003 compared to [e] 1.5 million in 2002. The loss in 2003 was attributable to net losses incurred on the sale of Urologix common stock received as part of the sale of the Prostatron business in 2000. The decrease between 2002 and 2003 was primarily due to a decrease in value of the common shares of Urologix, Inc. on the open market.

    Income taxes. The Company recorded corporate income tax benefit of [e] 0.1 million in 2003, principally reflecting the variation in the deferred tax assets between December 31, 2002 and December 31, 2003.

    Net income. The Company realized consolidated net loss of [e] 9.0 million in 2003 compared with consolidated net loss of [e] 4.0 million in 2002, as a result of the factors mentioned above.


FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

    Total revenues. The Company's total revenues decreased 16.7% from [e] 24.0 million in 2001 to [e] 20.0 million in 2002, principally due to a decrease in TUMT revenues in 2002 compared to 2001 relating to a decrease in Prostatron manufacturing in 2002 compared to 2001, and the transfer of Protaprobe (a Prostatron disposable part) manufacturing to a third party acting on behalf of Urologix in the latter part of 2001, and as further described by division below.

    HIFU division. The Company's total revenues increased, in its HIFU division, 111.8% from [e] 1.6 million in 2001 to [e] 3.4 million in 2002 (including
[e] 0.0 million and [e] 0.3 million of internal segment revenues in 2001 and 2002, respectively), principally due to an increase in both the sale of HIFU medical devices and HIFU-related spare parts, supplies and services.

    The HIFU division's net sales of medical devices increased 69.5% from [e] 1.1 million in 2001 to [e] 1.9 million in 2002, primarily due to the fact that 2002 represented the first full fiscal year in which the division's main product, the Ablatherm, was approved for distribution in the European Union.

    Net sales of HIFU-related spare parts, supplies and services increased 156.3% from [e] 0.5 million in 2001 to [e] 1.2 million in 2002, primarily due the fact that 2002 represented the first full fiscal year in which the division's products were approved for distribution in the European Union.

    Other HIFU-related revenue increased from [e] 15 thousand in 2001 to [e] 35 thousand in 2002, primarily related to an increase in subsidies received.

    UDS division. The Company's total revenues decreased 20.9% in its UDS division from [e] 23.3 million in 2001 to [e] 18.4 million in 2002 (including [e] 0.9 million and [e] 1.6 million of internal segment revenues in 2001 and 2002, respectively), principally due to the decrease in Prostatron manufacturing in 2002 compared to 2001 and the transition of Prostaprobe manufacturing to a third party on behalf of Urologix in the latter part of 2001.

    The UDS division's net sales of medical devices decreased 12.0% from [e] 9.6 million in 2001 to [e] 8.5 million in 2002, primarily due to a decrease in Prostatron manufacturing revenue in 2002 as compared to 2001 partially offset by a 30.4% increase in the number of ESWL lithotripters sold in 2002 compared to 2001. The increase in the number of lithotripters sold in 2002 resulted principally from successful penetration of the Japanese market with the Company's new SONOLITH Praktis, a compact lithotripter launched in the European Union in October 1998. During 2002, the UDS division continued to manufacture Prostatron units on behalf of Urologix under the Supply Agreement. The UDS division experienced a 33.0% decrease in the number of units sold in 2002 compared to 2001.

    Net sales of UDS_related spare parts, supplies and services decreased 35.1% from [e] 12.6 million in 2001 to [e] 8.2 million in 2002, primarily related to the transfer of Prostaprobe manufacturing to Urologix in the latter part of 2001. A substantial portion of the UDS division's maintenance services are derived from its Japanese operations. See "---Operating Results---Overview."

    Other UDS-related revenue increased from [e] 0.1 million in 2001 to [e] 0.2 million in 2002 primarily related to an increase in royalties received.

    Cost of sales. Cost of sales decreased 28.0% from [e] 16.0 million in 2001 to [e] 11.5 million in 2002, and as a percentage of net sales, decreased from 67.2% in 2001 to 58.3% in 2002, due to a reduced proportion of sales of Prostatron units and disposable parts at a lower gross margin under the Supply Agreement and an increase in gross margin on sales of ESWL lithotripters and Ablatherms. See "---Operating Results---Sale of the Prostatron Business to Urologix."

    Operating expenses. Operating expenses increased 1.1% from [e] 13.1 million in 2001 to [e] 13.2 million in 2002, mainly due to [e] 1.2 million in one-time charges related to the restructuring of the Company into two separate operating units during the course of 2002, and as further described by division below.

    HIFU division research and development expenses increased 11.6 % from [e] 1.4 million in 2001 to [e] 1.5 million in 2002, primarily due to the ongoing research into HIFU technologies. The Company anticipates these expenses to increase in the future. See "---Operating Results---Overview."

    UDS division R&D expenses decreased 35.0% from [e] 0.6 million in 2001 to [e] 0.4 million in 2002. This decrease is primarily due to the termination of R&D for TUMT. The remaining expenses are related to the continued research and development of ESWL technologies. The Company anticipates these expenses to remain consistent in the future. See "---Operating Results---Overview."

    HIFU division selling expenses increased 33.4% from [e] 0.6 million in 2001 to [e] 0.7 million in 2002, primarily due to the increase in sales activities after the commercialization of the division's primary product, the Ablatherm, in the European Union. As a percentage of net sales, HIFU division related selling expenses decreased from 35.5% in 2001 to 24.3% in 2002.

    UDS division selling expenses decreased 7.5% from [e] 2.2 million in 2001 to [e] 2.0 million in 2002, primarily due to continued control of expenses following the Company's sale of the Prostatron business to Urologix. The
Company anticipates that these expenses will remain consistent in the future. See "---Operating Results---Sale of the Prostatron Business to Urologix." As a percentage of net sales, selling expenses increased from 9.7% in 2001 to 13.4% in 2002, primarily due to the decrease in TUMT-related revenues.

    General and administrative expenses, at the consolidated level, decreased 13.1% from [e] 5.3 million in 2001 to [e] 4.6 million in 2002, mainly as a result of cost cutting measures, including reductions in headcount, at several of the Company's subsidiaries. As a percentage of net sales, general and administrative expenses remained stable in 2001 and 2002. The holding company continues to manage these expenses so that the expenses at each of the divisions remain consistent with each individual business and revenue levels.

    Operating loss. As a result of the factors discussed above, the Company realized an operating loss of [e] 4.8 million in 2002, as compared to an operating loss of [e] 5.1 million in 2001.

    As a result of the factors discussed above, the Company realized an operating loss in its HIFU division of [e] 3.4 million in 2002 and 2001; realized an operating income in its UDS division of [e] 0.6 million in 2002, as compared to an operating loss of [e] 0.5 million in 2001; and realized an operating loss, directly related to the holding company EDAP TMS S.A. (the holding company segment is purely an expense segment and will therefore always show an operating loss) of [e] 1.9 million in 2002, as compared to an operating loss of [e] 1.3 million in 2001.

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

    Other income, net. Other income, net was [e] 1.5 million in 2002 compared to [e] 12.3 million in 2001. The gain in 2002 was attributable to net gains on the sale of Urologix common stock received as part of the sale of the Prostatron business in 2000. The decrease of 88.0% between 2001 and 2002 was primarily due to a decrease in value of the common shares of Urologix on the open market, offset by the gain on sale of the common shares.

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


EFFECT OF INFLATION

    Management believes that the impact of inflation was not material to the Company's net sales or income from operations in the three years ended December 31, 2003.


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

    In 2003 and 2002, the Company's cash flow was negative due to the cash requirements of operating activities, which the Company financed using cash and cash equivalents on hand. As a result of two consecutive years of significant negative cash flow, and the associated risks to liquidity, the Company performed an extensive review of its businesses with consideration of the current economic situation and a focus on maintaining the competitiveness of the Company. The Company believes that is has sufficiently reduced the risk of future illiquidity in the near term and continues to monitor its liquidity in order to determine what future risks may occur. In 2001, the Company's cash flow was positive due, in large part, to the sale of Urologix common stock.

    In 2003, net cash used in operating activities was [e] 3.6 million, compared with net cash used in operating activities of[e] 8.0 million and [e] 3.4 million in 2002 and 2001, respectively. In 2003, net cash used in operating activities reflected principally a net loss of [e] 9.0 million, elimination of [e] 0.6 million of expenses and benefits without effects on cash, a decrease in trade accounts receivable of [e] 3.1 million, a decrease in inventories of [e] 1.1 million, a decrease in trade accounts payable of [e] 1.0 million and an increase in accrued expenses and other current liabilities of [e] 1.6 million. In 2002, net cash used in operating activities reflected principally a net loss of [e] 4.0 million, elimination of [e] 0.9 million of expenses and benefits without effects on cash, an increase in trade accounts receivable of [e] 0.3 million, a decrease in trade accounts payable of [e] 1.4 million and a decrease in accrued expenses and other current liabilities of [e] 0.9 million. In 2001, net cash used in operating activities reflected principally net income of [e] 7.1 million, elimination of [e] 12.0 million of expenses and benefits without effects on cash, an increase in trade accounts receivable of [e] 1.9 million and an increase in accrued expenses and other current liabilities of [e] 1.3 million.

    In 2003, net cash used in investing activities was [e] 0.5 million, compared with net cash provided by investing activities of [e] 5.1 million in 2002 and net cash provided by investing activities of [e] 23.6 million in 2001. In 2003, net cash used in investing activities reflected principally an increased investment of [e] 0.8 million in capitalized assets produced by the Company, an investment of [e] 0.4 million in property, plant, equipment, net proceeds from sales of lease-back assets for [e] 0.3 million and a decrease in financial assets for [e] 0.4 million. In 2002, net cash provided by investing activities reflected principally net proceeds from the sale of Urologix common stock of

[e] 5.5 million, a decrease of [e] 0.9 million in restricted cash equivalents and an investment of [e] 1.5 million in property, plant, equipment, the acquisition of intangible assets and capitalized assets produced by the Company. In 2001 net cash provided by investing activities and reflected principally net proceeds from the sale of Urologix common stock of [e] 21.6 million and a decrease of [e] 3.5 million in restricted cash released after repayment of a term loan.

    In 2003, net cash used in financing activities was [e] 0.7 million, reflecting mainly scheduled long-term debt repayment totaling [e] 0.4 million, a decrease in short-term borrowings of [e] 0.2 million and repayments of obligations under a capital lease totaling [e] 0.1 million. In 2002, net cash used in financing activities was [e] 0.3 million, reflecting mainly scheduled long-term debt repayment totaling [e] 0.6 million, scheduled payments made under capital leases totaling [e] 0.3 million and offset by an increase in short-term borrowings totaling [e] 0.7 million, and [e] 4.1 million in 2001, reflecting mainly early long-term debt repayment.

    The Company anticipates that cash flows from operations, together with its current cash balances, will provide it with sufficient resources to meet its expenditure requirements for approximately three years. The Company's expectation that cash flows from operations, together with its current cash balances, will sustain the Company into the future and that continued significant negative cash flow will not continue are based on the extensive review of the businesses conducted by the Company at the end of 2003. This review considered the current economic situation and focused on maintaining the competitiveness of the Company. This review resulted in a reduction in headcount in the Company's two French operational divisions. The reductions represented a decrease of 22% of the French-based workforce. These decreases in headcount are expected to generate [e] 1.2 million in annual savings as of 2004. Furthermore, as a result of the review, the Company anticipates eliminating [e] 3.0 million in various other annual costs as of 2004. The Company continues to review its business to ensure that it will continue to have enough liquidity to meet its goals, but to the extent that the Company is unsuccessful, if any opportunities for the sale of non-strategic assets become available, the Company may seek to exploit those opportunities in order to ensure liquidity.

    The Company's future cash flow may also be affected to the extent the Company decides to continue to expand the leasing of its products. In an effort to increase availability of its equipment, the Company implemented, in 1999, a new marketing strategy which includes expanding the leasing of its medical devices, by leasing devices directly to end-users on a cost-per-procedure basis, or on a monthly, quarterly or yearly basis. Such operating leases generate a smaller immediate contribution to total revenues than sales. The Company currently leases six ESWL lithotripters and five Ablatherms under such operating leases, and anticipates continuing to make these options available.

    It is the policy of the Company that its treasury function should maintain the liquidity of the Company without the expectation of future outside funding, except for the use of short-term borrowing options and the minimal use of long-term borrowing options. The treasury function currently adheres to this objective with the use of fixed-rate debt, which normally consists of short-term borrowing against the Company's line of credit with its primary bank and with certain long-term options primarily consisting of promissory notes and sale-leaseback equipment financing. Currently the majority of the Company's short-term and long-term debt is at fixed interest rates. The Company maintains bank accounts, at each of its subsidiaries, in the local currencies of each subsidiary. The primary currencies in which the Company maintains balances are the: euro, the U.S. dollar and the Japanese yen. In order to minimize the Company's exposure to exchange rate risks, the Company uses, on a very limited basis, certain financial instruments for hedging purposes. As of March 29, 2004 the Company had two foreign exchange sale contracts, one for the Japanese yen and one for the U.S. dollar.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS (IN THOUSANDS OF EURO)

                             PAYMENTS DUE BY PERIOD

                                  LESS THAN
CONTRACTUAL OBLIGATIONS    TOTAL    1 YEAR   1-3 YEARS  4-5 YEARS  AFTER 5 YEARS
-------------------------  -----  ---------  ---------  ---------  -------------
Short-Term Debt..........    222        222        ---        ---            ---
Long-Term Debt...........     87         80          7        ---            ---
Capital Lease Obligations    792        211        417        164            ---
Operating Leases.........  1,050        350        700        ---            ---

NEW ACCOUNTING PRONOUNCEMENTS

    In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the variable interest entity's residual returns or both.

    FIN 46 was effective immediately for variable interest entities created after January 31, 2003. The Company will apply FIN 46, as revised, to variable interest entities created before February 1, 2003 as follows: (i) beginning January 1, 2004 for structures commonly referred to as special purpose entities as a cumulative effect of the accounting change as of that date; and (ii) at the end of the first reporting period in 2004 that the Company prepares U.S. GAAP information for other than special-purpose entities.

    The adoption of FIN 46 did not have and is not expected to have a significant impact on earnings or financial position.


RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

    See Item 4, "Information on the Company---HIFU Division Patents and Intellectual Property" and "Information on the Company---UDS Division Patents and Intellectual Property."


OFF-BALANCE SHEET ARRANGEMENTS

    The Company has no off-balance sheet arrangements.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SENIOR EXECUTIVE OFFICERS

    The following table sets forth the name, age and position of each Senior Executive Officer of the Company. Each of the persons listed below has entered into an employment contract with the Company or its subsidiaries (which permits the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately [e] 0.4 million.

NAME               AGE                       POSITION
-----------------  ---  --------------------------------------------------------
Philippe Chauveau   68  Chairman of the Board of Directors and
                        Chief Executive Officer

Ian Vawter          32  Chief Financial Officer

Hugues de Bantel    34  President, HIFU Division & UDS Division


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

Ian Vawter    Ian Vawter joined the Company in 1997 as an accountant for the
              Company's U.S. subsidiary, EDAP Technomed Inc. and, after holding various financial positions within the subsidiary, became Vice
              President of Finance of EDAP Technomed Inc. in February 2000. In
              August 2001, Mr. Vawter was appointed Chief Financial Officer of the Company. Previously, Mr. Vawter worked in investment banking in Boston, Massachusetts. Mr. Vawter holds a degree in Business
              Management and Finance from Norwich University, Northfield,
              Vermont.

Hugues        Hugues de Bantel joined the Company in 1996, and since then has
de Bantel     served as Asia Pacific Area Manager, Manager of EDAP Technomed
              Malaysia from its founding in 1997 and, since April 1997, President of EDAP Technomed Japan. He was appointed President of
              TMS S.A. on November 6, 2002, and President of EDAP S.A. on
              November 13, 2003. Prior to joining EDAP Technomed, Mr. de Bantel was Sales Manager for Europe and Asia at AFE's Lifts Division. He previously worked at Procter & Gamble as Area Sales Manager. Mr.
              de Bantel graduated from Ecole Superieure de Commerce, Rouen
              (France).


BOARD OF DIRECTORS

    The following table sets forth the names of the members of the Board of Directors and the background of the members of the Board of Directors who are individuals. The mandate for each member of the Board of Directors expires on the date of the assembly meeting of shareholders approving fiscal year 2004 financial results.

Philippe      See biography in Senior Executive Officers.
Chauveau

Pierre        Pierre Beysson was appointed as a member of the Board of
Beysson       Directors in September 2002. Pierre Beysson retired from his
Age: 62       position of Chief Financial Officer of Compagnie des Wagons-Lits,
              the on-board train service division of Accord, a multinational
              Hotel and Business Services Group. Prior to joining Compagnie des
              Wagons-Lits, he held senior financial positions with Nixdorf
              Computers, Trane, AM International and FMC. Mr. Pierre Beysson was trained as a CPA, has auditing experience and holds an MBA from Havard Business School.

Karim Fizazi  Dr. Karim Fizazi was appointed as a member of the Company's Board
Age: 38 of Directors in November 2002. He is an Assistant Professor in Medical Oncology at Institut Gustave Roussy (IGR) in Villejuif, France. He was visiting Assistant Professor, Genitourinary Medical Oncology Department, at the MD Anderson Cancer Center in Houston, Texas, for 18 months. His medical residency included time at the Institut Curie in Paris.

Olivier       Olivier Missoffe was appointed as a member of the Company's Board
Missoffe      of Directors in November 2002. He is Chairman and CEO of Societe
Age: 47       Services et Sante (SES), a services and support provider to hospitals and clinics. He is advisor to the Executive Board of the French healthcare group "Generale de Sante". He was Chief
              Executive Officer of the Company until 1998.

Siemens       Siemens France S.A. was appointed as a member of the Company's
France        Supervisory Board in January 1997 and became a member of the
S.A.,         Company's Board of Directors in July 2002.
represented
by Holger
Schmidt,
Age: 38

Guy           Dr. Guy Vallancien was appointed as a member of the Company's
Vallancien    Board of Directors in November 2002. He is Professor of Urology
Age: 58       and Chief of the Urology Departement at the Institut Mutualiste
              Montsouris (Paris, France). He is a member of the Executive
              Committee of the French Urological Association (AFU) and a member of the European and International Urological Association.


COMPENSATION AND OPTIONS

    On December 17, 2002, the Board of Directors decided that the whole Board of Directors will act as a "Remuneration Committee" to review the compensation of the Company's Senior Executive Officers and to propose any changes to compensation to the Board of Directors, which under French law is the competent body to approve any such change. The Remuneration Committee reviews and recommends specific compensation and benefit levels for the Senior Executive Officers and the members of the Board of Directors. In addition, the Remuneration Committee reviews the general compensation and benefit policies applicable to the Company's employees.

    Aggregate compensation paid by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group paid or accrued for services in all capacities for the fiscal year 2003 was approximately
[e] 0.8 million. No amount was set aside or accrued by the Company to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2003.

    As of December 18, 2002, the shareholders of two of the Company's wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized the respective Boards of Directors to grant certain Senior Executive Officers options to subscribe to an aggregate of 604,538 new shares of TMS S.A.'s and EDAP S.A.'s common stock. The average exercise price of such options is equivalent to the higher of either (a) the share value of the capital of each company or (b) the net account value, each such amount to be calculated on the date of exercise. Following the resignation of Mr. Antoine Tetard from his position of President of EDAP S.A., outstanding options allow Mr. Hugues de Bantel, President of both divisions, to subscribe to an aggregate of 252,111 new shares of each of TMS S.A.'s and EDAP S.A.'s common stock. The total number of subscription options granted, if exercised, would represent 3.5% and 2.5% of the respective share capital of TMS S.A. and EDAP S.A. after subscription. These options begin vesting three years after their date of grant but can be exercised earlier in the event of a change in control of the relevant company. These options to subscribe to shares expire on the earlier of December 18, 2007 or when employment with the Company ceases.

    As of December 31, 2003, Senior Executive Officers held an aggregate of 25,000 options to purchase shares of the Company's common stock, with a weighted average exercise price of [e] 2.50. Of these options, 6,000 expire on December 31, 2008 and 19,000 expire on September 25, 2011.


AUDIT COMMITTEE

    On December 17, 2002, the Board of Directors decided that the whole Board of Directors will act as an "Audit Committee" headed by Mr. Pierre Beysson to, among other things, review the Company's annual and interim reports and accounts and monitor the Company's auditors' involvement in that process. The ultimate responsibility for reviewing the Company's annual and interim accounts lies with the Board of Directors.


SCIENTIFIC ADVISORY BOARD

    The Company has assembled a Scientific Advisory Board comprised of four individuals who are leaders in the field of medical research of urological disorders. Members of the Scientific Advisory Board review the Company's R&D and operations and are available for consultation with the Company's management and staff relating to their respective areas of expertise. Several of the members of the Scientific Advisory Board meet more frequently, on an individual basis, with the Company's management and staff to discuss the Company's ongoing R&D projects. The members of the Scientific Advisory Board are reimbursed for their expenses and the time spent in connection with their services. Members of the Scientific Advisory Board are expected to devote only a small portion of their time to the business of the Company.

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

Guy           Professor of Urology and Chief of the Urology Department at the
Vallancien    Institut Mutualiste Montsouris (Paris, France). Dr. Vallancien is
              a member of the Executive Committee of the French Urological
              Association and a member of the European and International
              Urological Association. He is a member of the Lecturer Committees of "Journal of Urology" and "Urology" and he has published more than 300 articles in the field of urology and oncology. He received his M.D. from Necker University Hospital (Paris,
              France).

Christian     Chairman of the Urology Division of University-associated
Chaussy       Municipal Hospital Munchen-Harlaching. Dr. Chaussy is the
              President of the German Lithotripsy Society. He is a member of the German Urological Society, the European Society for Organ
              Transplantation and the Max-Planck Society. He is a member of the Editorial Boards of "Journal of Endourology" and "Newsletter on
              Endourology & ESWL." He is the author or co-author of more than 250 articles and publications, principally on ESWL and renal surgery. He received his M.D. from University of Munich Medical
              School.

Jean          Chairman of the Urology Department at the Academic Medical
J.M.C.H. de   Center, Amsterdam. Dr. de la Rosette is the Chairman of the
la Rosette    European Society of Urotechnology, Chairman of the BPH-
              Guidelines Committee of the EAU HealthCare Office, Board member of the Society of Endourology and member of the World Health
              Organisation prostate cancer working party. Dr de la Rosette is Section Editor of "European Urology" and reviewer of the "Journal of Urology," "Urology" and "European Urology." He has published more than 250 articles in the field of minimally invasive urology. He received his M.D. from University Hospital Nijmegen
              (The Netherlands).


EMPLOYEES

    As of December 31, 2001, the Company employed 144 individuals on a full-time basis, of whom 25 were employed in sales and marketing, 27 in manufacturing, 39 in service, 15 in R&D, 13 in regulatory and 25 in administration. Of the Company's employees, 93 were located in France, 30 in Japan, 8 in the United States, 6 in Malaysia, 5 in Italy and 2 in South Korea.

    As of December 31, 2002, the Company employed 150 individuals on a full-time basis, of whom 30 were employed in sales and marketing, 26 in manufacturing, 37 in service, 16 in R&D, 9 in regulatory, 4 in clinical affairs and 28 in administration. Of the Company's employees, 104 were located in France, 30 in Japan, 1 in the United States, 7 in Malaysia, 6 in Italy and 2 in South Korea.

    As of December 31, 2003, the Company employed 148 individuals on a full-time basis, of whom 31 were employed in sales and marketing, 26 in manufacturing, 41 in service, 14 in R&D, 6 in regulatory, 4 in clinical affairs and 26 in administration. Of the Company's employees, 102 were located in France, 30 in Japan, 1 in the United States, 7 in Malaysia, 6 in Italy and 2 in South Korea. As of December 31, 2003, restructuring of French operating divisions was not yet effective.

    Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.


SHARE OWNERSHIP

    As of March 31, 2004, Siemens France S.A. owned 1,003,250 Shares representing 12.0% of the total share capital and (after subtracting treasury stock which under French law carries no voting rights) 12.9% of the voting rights of the Company. No other member of the Board of Directors or Senior Executive Officers is the beneficial owner of securities representing or giving the right to subscribe for or purchase more than 1% of the Shares.

    As of March 31, 2004, the Board of Directors and the Senior Executive Officers of the Company hold a total of 1,151,875 Shares representing 13.8% of the total share capital and (after subtracting treasury stock which under French law carries no voting rights) 14.8% of the voting rights of the Company.

    On March 21, 2002, Antoine Tetard, the former president of the Company's HIFU division, exercised an option to subscribe to 47,421 new Shares. The Executive Board at the time held a meeting on March 21, 2002 to approve the corresponding increase of the capital of the Company, from [e] 1,081,002.00 to [e] 1,087,166.73, and to modify the by-laws accordingly. See "---Options to Purchase or Subscribe for Securities" below.


OPTIONS TO PURCHASE OR SUBSCRIBE FOR SECURITIES

    The Company currently sponsors five stock purchase and option plans.

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

    On January 29, 2004, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares and 100,000 options to subscribe to new shares, at a fixed price to be set by the Board of Directors.

    On January 29, 2004, the shareholders also authorized the Board of Directors to grant up to 1,000,000 warrants to H.T. Prostate LLC, a fully owned subsidiary of HealthTronics Surgical Services Inc, at a fixed price of U.S.$1.50. These warrants will be granted by the Board of Directors on January 28, 2005.

    All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

    On December 31, 2003, the duration of stock option contracts was as follows:

                                                                       NUMBER OF
YEARS UNTIL EXPIRATION                                                    SHARES
--------------------------------------------------------------------  ----------
0-4 ................................................................           0
4 ..................................................................      33,625
5 ..................................................................     110,000
6 ..................................................................       1,212
6.2 ................................................................      10,000
7 ..................................................................       9,000
8 ..................................................................     207,000
8.5 ................................................................      20,425

    A summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

                                          2003               2002               2001
                                   ------------------  -----------------  -----------------
                                             WEIGHTED           WEIGHTED           WEIGHTED
                                             AVERAGE            AVERAGE            AVERAGE
                                             EXERCISE           EXERCISE           EXERCISE
                                   OPTIONS    PRICE    OPTIONS   PRICE    OPTIONS   PRICE
                                                ([e])               ([e])              ([e])
                                   --------  --------  -------  --------  -------  --------
Outstanding on January 1, .......   654,341      2.58  721,550      2.53  303,675      3.53
Granted .........................         0             26,425      2.02  474,000      2.02
Exercised .......................         0            (47,421)     1.76      ---       ---
Forfeited .......................  (263,079)     2.43  (46,213)     2.37  (56,125)     3.66
Expired .........................       ---       ---      ---       ---      ---       ---
                                   --------  --------  -------  --------  -------  --------
Outstanding on December 31, .....   391,262      2.68  654,341      2.58  721,550      2.53
                                   ========  ========  =======  ========  =======  ========
Exercisable on December 31, .....   272,442      2.94  353,324      3.00  271,160      3.03
                                   ========  ========  =======  ========  =======  ========
Shares available on December 31
  for Share purchase options that
  may be granted.................         0       ---        0       ---   26,425       ---


    The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2003:

                                                                  EXERCISABLE
                                     OUTSTANDING OPTIONS            OPTIONS
                               ------------------------------  -----------------
                                         WEIGHTED
                                         AVERAGE    WEIGHTED           WEIGHTED
                                        REMAINING    AVERAGE            AVERAGE
                                       CONTRACTUAL  EXERCISE           EXERCISE
EXERCISE PRICES ([e])          OPTIONS     LIFE       PRICE   OPTIONS    PRICE
                               -------  -----------  --------  -------  --------
                                                        ([e])              ([e])
[e]3.81......................  133,625          4.7      3.81  133,625      3.81
[e]2.39......................   19,000          6.6      2.39   19,000      2.39
[e]2.08(1)...................  207,000          8.0      2.08  103,500      2.08
[e]2.02(2)...................   20,425          8.5      2.02    5,105      2.02
[e]1.83......................   11,212          5.1      1.83   11,212      1.83
                               -------  -----------  --------  -------  --------
[e] 1.83 to [e] 3.81.........  391,262          5.5      2.68  272,442      2.94
                               =======  ===========  ========  =======  ========

----------
(1) All the 207,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) based on the noon buying rate on September 25, 2001 ($1 = [e] 1.085).

(2) All the 20,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) based on the noon buying rate on June 18, 2002 ($1 = [e] 1.0545).

    On March 21, 2002, a former senior executive officer of the Company exercised his option to subscribe to 47,421 new Shares at an exercise price of $ 1.56, or [e] 1.76. The capital of the Company was therefore increased correspondingly from [e] 1,081,002.00 to [e] 1,087,166.73. See "---Share
Ownership."


EXEMPTIONS FROM CERTAIN NASDAQ CORPORATE GOVERNANCE RULES

    Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. The Company has received from Nasdaq an exemption from compliance with one certain corporate governance standard that is contrary to the law, rules, regulations or generally accepted business practices of France. The exemption, and the practices followed by the company, is described below:

* The Company is exempt from Nasdaq's quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 33/3 % (in the case of an extraordinary general meeting) of the shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 25% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting. The Company has petitioned for this exemption because there are doubts as to whether it would be legally permissible for a French company to adopt in its articles of association quorum requirements that would be more stringent than those prescribed by French law, and this would in any event be contrary to generally accepted business practice in France.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


MAJOR SHAREHOLDERS

    To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly. At March 31, 2004, to the Company's knowledge, the following persons had beneficial ownership of more than 5% of the Shares: Siemens France S.A. owned 1,003,250 Shares representing 12.0% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 12.9% of voting rights and Wells Capital Management, Inc., formerly Benson Associates LLC, owned 1,585,675 Shares representing 19.0% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 20.4% of voting rights. The Shares owned by these persons do not carry special voting rights.

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

    As of March 31, 2004, 8,362,821 Shares were issued, including 7,781,731 outstanding and 581,090 treasury Shares. At the same date, there were 7,072,088 ADSs, each representing one Share, all of which were held of record by 16 registered holders in the United States (including The Depositary Trust Company).


RELATED PARTY TRANSACTIONS

    The Company has entered into no such transactions since January 1, 2003.


ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

    See Item 18, "Financial Statements."


EXPORT SALES

    See Note 25 of the Notes to the Consolidated Financial Statements, which includes disclosure relating to the total amount of export sales.

LEGAL PROCEEDINGS

    To date, the Company is a party to three product-liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure. The Company has agreed to retain liability for two of these cases following the sale of the Prostatron business in October 2000. However, in the remaining case, the Company believes that it may be able to claim indemnification from Urologix. The Company believes that the patients' claims against the Company are without merit. In addition, if the claims against the Company are successful, the Company believes any potential damages assessed against it would be covered by insurance and/or by a contribution obligation of the physicians and/or the organization which provided services with the product. However, these product liability claims could have a material adverse impact on the Company.

    In 2003, two actions for fraud against the Company related to its sale of medical equipment were resolved. In the first action, a claim brought in Japan, the Company was found "not guilty." The Company settled the other claim, brought in the United States, for $25,000, the cost of which is included in the Consolidated Financial Statements for December 31, 2003.

    Additionally, the Company settled a claim in March 2003 alleging failure to make license payments brought against its U.S. subsidiary. The cost of settling this claim, [e] 0.3 million, was included in the consolidated financial statements of the Company, dated December 31, 2002.


DIVIDENDS AND DIVIDEND POLICY

    The payment and amount of dividends depend on the earnings and financial condition of the Company and such other factors that the Company's Board of Directors deems relevant. Dividends are subject to recommendation by the Board of Directors and a vote by the shareholders at the shareholders' ordinary general meeting. Dividends, if any, would be paid in euro and, with respect to ADSs, would be converted at the then-prevailing exchange rate into U.S. dollars. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying Shares in accordance with the Deposit Agreement.

    In France, dividends are paid out of after-tax income. French residents were formerly entitled to a tax credit, known as the avoir fiscal, in respect of dividends received from French companies. However, the French Finance Law for 2004 includes a reform of the French tax treatment of distributions that involves the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the former avoir fiscal and precompte mechanisms as explained in Item 10 "Additional Information---French Taxation--- Taxation of Dividends on Shares". French resident individual shareholders will still benefit from the avoir fiscal with respect to dividend distributions made in 2004 but will no longer be entitled to any such tax credit with respect to dividend distributions made as from 2005, as a consequence of the implementation of a new taxation system. French resident corporate shareholders will lose the benefit of the avoir fiscal for tax credits that they would otherwise have been able to use as from January 1, 2005. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty subject to a reduced rate of withholding tax and entitled to other benefits. See Item 10 "Additional Information---French Taxation---Taxation of Dividends on Shares."

    No dividends were paid with respect to fiscal years 1999 through 2002. Subject to the approval of the shareholders' meeting to be held on or before June 30, 2004, the Company does not anticipate paying any dividends with respect to fiscal year 2003.


SIGNIFICANT CHANGES

    Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of EDAP TMS and its consolidated subsidiaries since December 31, 2003.

ITEM 9. THE OFFER AND LISTING


DESCRIPTION OF SECURITIES

    The Shares are traded solely in the form of ADSs, each ADS representing one Share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof. The principal United States trading market for the ADSs, which is also the principal trading market for the ADSs overall, is the Nasdaq National Market of the Nasdaq Stock Market, Inc. ("Nasdaq"), on which the ADSs are quoted under the symbol "EDAP." The principal non-U.S. trading market for the ADSs was Nasdaq Europe, formerly known as the European Association of Securities Dealers Automated Quotation System ("EASDAQ"), on which the ADSs were quoted under the symbol "EDAP." The Company requested and received a conditional approval from Nasdaq Europe for the delisting of its ADSs effective on April 25, 2002.


TRADING MARKETS

    The following tables set forth, for the years 1999 through 2004, the reported high and low sales prices of the ADSs on Nasdaq and Nasdaq Europe (through to April 25, 2002 for Nasdaq Europe)

                                                                      NASDAQ
                                                                  --------------
                                                                    HIGH     LOW
                                                                  ------  ------
                                                                        ($)
                                                                  --------------
1999..............................................................  2.66    0.63
2000..............................................................  3.13    0.50
2001..............................................................  3.43    0.59
2002..............................................................  2.49    1.15
2003..............................................................  1.99    1.00
2004 (through March 31)...........................................  2.12    1.55

                                                                      NASDAQ
                                                                      EUROPE
                                                                  --------------
                                                                    HIGH     LOW
                                                                  ------  ------
                                                                        ($)
                                                                  --------------
1999............................................................    2.38    1.05
2000............................................................    3.03    0.70
2001............................................................    3.40    0.64
2002 (through April 25).........................................    2.25    1.59

    The following tables set forth, for the years 2002 and 2003 and the first quarter of 2004, the reported high and low sales prices of the ADSs on Nasdaq and Nasdaq Europe, as applicable, for each full financial quarter:

                                                                      NASDAQ
                                                                  --------------
                                                                    HIGH     LOW
                                                                  ------  ------
                                                                        ($)
                                                                  --------------
2002
First Quarter...................................................    2.49    1.62
Second Quarter..................................................    2.05    1.25
Third Quarter...................................................    2.20    1.18
Fourth Quarter..................................................    1.60    1.15

2003
First Quarter...................................................    2.49    1.62
Second Quarter..................................................    1.92    1.47
Third Quarter...................................................    1.88    1.00
Fourth Quarter..................................................    1.82    1.35

2004
First Quarter...................................................    2.12    1.55



                                                                  NASDAQ
                                                                  EUROPE
                                                          ----------------------
                                                                HIGH         LOW
                                                          ----------  ----------
                                                                     ($)
                                                          ----------------------
2002
First Quarter...........................................        2.25        1.70
Second Quarter..........................................        2.00        1.59
Third Quarter...........................................  Not traded  Not traded
Fourth Quarter..........................................  Not traded  Not traded

2003
First Quarter...........................................  Not traded  Not traded
Second Quarter (through April 25)(1)....................  Not traded  Not traded
Third Quarter...........................................  Not traded  Not traded
Fourth Quarter..........................................  Not traded  Not traded

2004
First Quarter...........................................  Not traded  Not traded


----------
(1) The  Company voluntarily  delisted from Nasdaq  Europe effective  April, 25,
    2002.

    The following table sets forth, for the most recent six months (from October 2003 through March 2004), the reported high and low sale prices of the ADSs on Nasdaq for each month:

                                                                      NASDAQ
                                                                  --------------
                                                                    HIGH     LOW
                                                                  ------  ------
                                                                        ($)
                                                                  --------------
2003
October.........................................................    1.82    1.35
November........................................................    1.99    1.45
December........................................................    1.89    1.51
2004
January.........................................................    1.82    1.55
February........................................................    1.80    1.61
March...........................................................    2.12    1.71



ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

    Set forth below is a brief summary of significant provisions of the Company's articles of association (statuts) and applicable French laws. This description does not purport to be complete and is qualified in its entirety by reference to the Company's statuts. Each time they are modified, the Company files copies of its articles of association with, and such articles of association are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316488204 RCS-LYON.

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

    The Board of Directors is currently composed of six members who were appointed by the shareholders on July 30, 2002, for a period of three years. (See Item 6, "Directors, Senior Management and Employees").

    Each Director must own at least one share during his/her term of office. However there is no minimal obligation if the Director, at the same time, has an employment contract with the Company.

    If, at the time of his/her appointment, the Director does not own the required number of shares or if during his/her term, he/she no longer owns the required number of shares, he/she is considered to have automatically resigned if he/she has failed to comply with the shareholding requirement within three months.

    The general shareholders' meeting has appointed the Directors for a three year term of office (in accordance with Article L.225-18 of the French Commercial Code, the articles of association stipulate that the Directors can be appointed up to six years, the maximum duration allowed by French Law), one year being calculated as the period in between two consecutive annual ordinary general shareholders' meetings. The tenure of a Director terminates at the end of the ordinary general shareholders meeting that meets to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the office of said Director comes to an end. The Directors may always be re-elected; their election may also be revoked at any time at the shareholders' meeting.

An individual person cannot be on more than five Boards of Directors or Supervisory Boards in companies registered in France; directorships in controlled companies (as defined by Section L.233-16 of the French Commercial
Code) by the Company are not taken into account.

    In case of the death or resignation of one or more Director, the Board of Directors may make provisional appointments to fill vacancies, even between two general shareholders meetings. Any such provisional appointments must be ratified by the next following ordinary shareholders meeting. Even if a provisional appointment is not ratified, resolutions and acts previously approved by the Board of Directors nonetheless remain valid.

    When the number of Directors falls below the compulsory legal minimum, the remaining directors must convene an ordinary general shareholders' meeting, in order to reach the full complement of the Board of Directors.

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

    The number of Directors who are also linked to the Company by an employment contract can not exceed one third of the Directors then in office, or five members.

    Directors cannot be more than seventy years old. In case one of the Directors reaches this limit during his/her office, the said Director is automatically considered to have resigned at the next general shareholders meeting.

    The Board of Directors determines the direction of the Company's activities and supervises their execution. Within the limits set out by the corporate purposes and the powers expressly granted by law to the general shareholders' meeting, the Board of Directors may deliberate upon the business of the Company and make any decisions in accordance with such business. However, a Director must abstain on a vote in a matter in which he has an interest. In addition, if the quorum is not reached, a vote on compensation cannot be made.A Director cannot borrow money from the Company.

    THE CHAIRMAN OF THE BOARD

    The Board of Directors must elect one of its members as Chairman of the Board of Directors, who must be an individual person. The Board of Directors determines the duration of the office of the Chairman; it cannot exceed that of his/her office as a Director. The Board of Directors may revoke the election as Chairman at any time. The remuneration of the Chairman is decided by the Board of Directors.

    The Chairman represents the Board of Directors and organizes its work. The general shareholders' meeting must be informed of this work by the Chairman. The Chairman is responsible for the good functioning of the Company's organization and for confirming the ability of the Board members to perform their mission.

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

    THE CHIEF EXECUTIVE OFFICER

    The general management of the Company is performed, under the responsibility of a person bearing the title of Chief Executive Officer, and who may be either the Chairman of the Board of Directors or another individual elected by the Board. The choice between these two methods of management belongs to the Board of Directors and must be made as provided for by the articles of association.

    On July 30, 2002, the Board of Directors appointed Mr. Philippe Chauveau as Chief Executive Officer, for the period of his term as a member of the Board of Directors.

    The Chief Executive Officer is vested with the powers to act under all circumstances on behalf of the Company, within the limits set out by the corporate purposes, and subject to the powers expressly granted by law to the Board of Directors and the general shareholders' meeting.

    The Chief Executive Officer represents the Company with respect to third parties. The Company is bound by any acts of the Chief Executive Officer contrary to the corporate purposes, unless it is proven that the third party knew such act exceed the corporate purposes or could not ignore so in light of the circumstances. Publication of the articles of association alone is not sufficient evidence of knowledge.

    The remuneration of the Chief Executive Officer is decided by the Board of Directors. Appointment as Chief Executive Officer can be terminated at any time by the Board of Directors. If such termination is found to be unjustified, damages may be allocated to the Chief Executive Officer, except when the Chief Executive Officer is also the Chairman of the Board.

    The Chief Executive Officer may not hold another position as Chief Executive Officer or member of a Executive Board in a company registered in France except when (a) such company is controlled (as referred to in Section L.233-16 of the French Commercial Code) by the Company and (b) when this controlled company's shares are not quoted on a regulated market.

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

    CHANGES IN SHARE CAPITAL (FRENCH LAW)

    The registered capital of the Company may be increased only with the approval of the shareholders entitled to vote at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in registered capital may be effected either by the issuance of additional shares (including the creation of a new class of shares) or by an increase in the nominal value of existing shares. Additional shares may be issued for cash or for assets contributed in kind, upon the conversion of debt securities previously issued by the Company, by capitalization of reserves, or, subject to certain conditions, in satisfaction of indebtedness incurred by the Company. Share dividends may be distributed in lieu of payment of cash dividends, as described above under "---Dividend and Liquidation Rights (French law)." French law permits different classes of shares to have liquidation, voting and dividend rights different from those of the outstanding ordinary shares.

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

    REPURCHASE OF SHARES (FRENCH LAW)

    Pursuant to French law, the Company may not acquire its own shares except
(a) to reduce its registered capital under certain circumstances with the approval of the shareholders at an extraordinary general meeting, (b) to provide shares for distribution to employees under a profit-sharing or stock option plan and (c) after obtaining approval from the shareholders at an ordinary general meeting, to make purchases for stabilization of quotations on a regulated stock exchange. In either case, the amounts to be repurchased under
(b) and (c) may not result in the Company holding more than 10% of its shares then-issued. A subsidiary of the Company is generally prohibited by French law from holding shares of the Company and, in the event it becomes a holder of shares, it may not hold more than 10% of the shares then-issued and has to transfer any shares in excess of this 10% threshold within the year following the date it became a holder thereof.

    ATTENDANCE AND VOTING AT SHAREHOLDERS' MEETINGS (FRENCH LAW)

    In accordance with French law, there are two types of general shareholders' meetings, ordinary and extraordinary. Ordinary general meetings are required for matters such as the election of directors, the appointment of statutory auditors, the approval of the report prepared by the Board of Directors and the annual accounts, the declaration of dividends and the issuance of (non-convertible) bonds.

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

    The Board of Directors is required to convene an annual Ordinary General Shareholders Meeting, which must be held within six months of the end of the Company's fiscal year, for approval of the annual accounts. Other ordinary or extraordinary meetings may be convened at any time during the year. Shareholders Meetings may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by the Company's statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent either by one or more shareholders holding at least 5% of the Company's registered capital or by an interested party under certain circumstances, or, in case of an urgent matter, by the Work Coucil (Comite d'entreprise) representing the employees. The notice calling a meeting must state the agenda for such meeting.

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

    All shareholders who have properly registered their shares have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, shares held by entities controlled directly or indirectly by the Company are not entitled to any voting rights. A proxy may be granted by a shareholder whose name is registered on the Company's share registry to his or her spouse, to another shareholder or to a legal representative, in the case of a legal entity, or by sending a proxy in blank to the Company without nominating any representatives. In the latter case, the Chairman of the shareholders' meeting will vote the Shares, with respect to which such blank proxy has been given, in favor of all resolutions proposed by the Board of Directors and against all others.

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

    Under French law, shareholders can nominate individuals for election to the Board of Directors at a shareholders' meeting. When the nomination is part of the agenda of the shareholders' meeting, the nomination must contain the name, age, professional references and professional activity of the nominee for the past five years, as well as the number of shares owned by such candidate, if any. In addition, if the agenda for the shareholders' meeting includes the election of members of the Board of Directors, any shareholder may require, during the meeting, the nomination of a candidate for election at the Board of Directors at the shareholders' meeting, even if such shareholder has not followed the nomination procedures. Under French law, shareholders cannot elect a new member of the Board of Directors at a general shareholders meeting if the agenda for the meeting does not include the election of a member of the Board of Directors, unless such nomination is necessary to fill a vacancy due to the previous resignation of a member.

    As set forth in the Company's articles of association, shareholders' meetings are held at the registered office of the Company or at any other locations specified in the written notice. The Company has no staggered or cumulative voting arrangements for the election of Directors.

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

    CERTAIN EXEMPTIONS (FRENCH LAW)

    Under the U.S. securities laws, as a foreign private issuer, EDAP TMS is exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. EDAP TMS is also exempt from certain of the current corporate governance requirements of the Nasdaq Stock Market. For more information on these exemptions, see Item 6, "Directors, Senior Management and Employees---Exemptions from Certain Nasdaq Corporate Governance Rules."

    ENFORCEABILITY OF CIVIL LIABILITIES (FRENCH LAW)

    EDAP TMS is a societe anonyme, or limited liability corporation, organized under the laws of the Republic of France. The majority of the directors and executive officers of EDAP TMS resides in the Republic of France. All or a substantial portion of the assets of such persons and of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce, either inside or outside the United States, judgments against such persons obtained in U.S. courts or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon the civil liability provisions of the federal securities laws of the United States. In an original action brought in France predicated solely upon the U.S. federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought and actions for enforcement in France of judgments of U.S. courts rendered against French persons referred to in the second sentence of this paragraph would require such French persons to waive their right under
Article 15 of the French Civil Code to be sued in France only. The Company believes that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. In order to change the rights of holders, a vote must be taken through a shareholders' meeting. There are no provisions in the statuts that would delay or prevent a change of control.


MATERIAL CONTRACTS

    The Company entered into and closed an Asset Purchase Agreement with Urologix under which the Company sold its TUMT product line and related patents and technologies to Urologix. The assets sold included the Company's equipment used in the Company's TUMT business, raw materials, spare parts and a portion of the inventory of finished products, U.S. third-party accounts and notes receivables (with some exceptions), books and records, sales and promotional literature, designated assumed customer and supply contracts, patents, trademarks and other intellectual property, product approvals, clearances and permits, computer software and firmware used in the TUMT business and all goodwill of the Company with respect to the TUMT business. The assets acquired by Urologix excluded, among other things, cash, certain inventories and contracts, and real property.

    Under the Asset Purchase Agreement and related documents, the Company received total consideration of $7,988,000 in cash, 1,365,000 shares of Urologix common stock and a five-year warrant to purchase 327,466 shares of Urologix common stock at a price of $7.725 per share. Urologix agreed to assume approximately $1.5 million in lease obligations related to equipment located at customer sites and issued a promissory note to pay the Company $575,000 on December 30, 2003. Of the total amount paid to the Company, $2,250,000 in cash and 97,097 shares of Urologix common stock were placed into an escrow account to secure indemnification obligations and compliance by the Company with certain of the representations, warranties and undertakings. The Company set off $370,000 of intercompany debt against the cash portion of the consideration. The agreement is dated as of October 1, 2000. The Company was required by this agreement to purchase ten Prostatron units from Urologix, of which nine were expected to be obsolete.

    The Company is a party to a commercial lease agreement for its corporate headquarters and R&D and manufacturing facilities are located in Vaulx-en-Velin, on the outskirts of Lyon. The premises comprise 2,345 square meters of office space and 3,000 square meters of factory space. The lease has a term of nine years and is renewable at the lessee's option. The Company believes that the terms of the lease reflect commercial practice and market rates.

    On February 25, 2004, the Company entered into a distribution agreement with a subsidiary of HealthTronics granting HealthTronics, among other things, (i) the right to begin clinical trials with the Ablatherm (which utilizes HIFU to provide minimally invasive treatment of prostate cancer), (ii) the right to seek Pre-Market Approval ("PMA") from the FDA and (iii) exclusive distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, the Company also agreed to grant HealthTronics
1 million warrants (bons de souscription d'actions) on January 28, 2005, each which will entitle HealthTronics to purchase a Share of the Company at a price of U.S.$1.50. The warrants are subject to the terms and conditions of an accompanying escrow agreement, which, among other things, include restraints on subsequent resale of the warrant Shares. The distribution agreement allows HealthTronics to exercise specified numbers of warrants as it meets various specified distribution milestones.


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

    Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, vote securities of a French company. A non-resident of France must file a declaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership, by a non-resident of France or a French corporation which is itself controlled by a foreign national, of 20% or more of a listed company's share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).


FRENCH TAXATION

    The following generally summarizes the material French tax consequences of purchasing, owning and disposing of Shares or ADSs. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

    This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of Shares or ADSs.

    The following summary does not address the treatment of Shares or ADSs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company.

    There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or Shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

    TAXATION OF DIVIDENDS ON SHARES OR ADSS

    In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

    The French Finance Law of 2004 includes a reform of the French tax treatment of distributions implementing a new mechanism to avoid double taxation of dividends and the elimination of the former avoir fiscal and precompte mechanisms as explained below.

    Avoir Fiscal -- Tax Credit

    Prior to enactment of the reform, French resident shareholders were entitled to a tax credit, known as the avoir fiscal, on dividends received from French companies. The avoir fiscal was equal to 50% of the dividend received for individuals and, generally, equal to 10% of the dividend received for other investors, although the 10% rate was generally increased by 80% of any precompte actually paid in cash by the distributing corporation.

    As a result of the reform:

       * French resident individuals will still benefit from the avoir fiscal with respect to dividend distributions made during 2004 but will not be entitled to the avoir fiscal with respect to dividend distributions made from 2005 on. Instead, from 2005 on, French resident individuals will only be taxed on half of dividends received and, in addition to the annual allowance which is already applicable, will be entitled to a tax credit equal to 50% of the dividend (the "Tax Credit"). The Tax Credit will have a cap of [e]230 for married couples and members of a union agreement subject to joint taxation and [e]115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

       * French resident shareholders other than individuals will lose the benefit of the avoir fiscal for tax credits that they would otherwise have been able to use from 2005 on; thus French corporate shareholders with a fiscal year corresponding to the calendar year will not be entitled to the avoir fiscal with respect to dividends received in 2004.

    Dividends paid to non-residents are not normally eligible for the benefit of the avoir fiscal and, from 2005 on, will not be eligible for the Tax Credit described above. However, France has entered into tax treaties with certain countries under which qualifying residents complying with the procedures for claiming benefits under an applicable tax treaty may be entitled to benefit from a refund of the avoir fiscal (net of applicable withholding tax), in addition to a reduced rate of withholding tax. Certain of these treaties impose additional conditions for the entitlement of corporate entities to the avoir fiscal and under certain treaties only individual residents are entitled to the avoir fiscal.

    As a result of the French Finance Law of 2004 reform:

       * Qualifying non-resident individuals who hold Shares directly will be entitled to a refund of the avoir fiscal with respect to dividends received in 2004 but will not be entitled to avoir fiscal refunds with respect to distributions made from 2005. Instead, qualifying non-resident individuals who were previously entitled to a refund of the avoir fiscal may benefit, under the same conditions as for the avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax); the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, but claiming such refund may likely entail compliance with cumbersome formalities.

       * non-resident shareholders other than individuals are no longer entitled to a refund of the avoir fiscal with respect to dividend distributions made from 2004.

    PRECOMPTE -- 25% EQUALIZATION TAX

    Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the precompte, which is payable by the distributing corporation to the French tax authorities. The precompte is generally is equal to one-half of the amount of the dividend paid to shareholders prior to deduction of withholding tax. When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident shareholder is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying shareholder may generally obtain from the French tax authorities a payment equal to 100% of the precompte actually paid in cash by the distributing corporation, net of applicable withholding tax. These rules will be applicable to distributions made through December 31, 2004.

    Distributions made by French companies from 2005 on will no longer be subject to precompte. However, an equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends paid to the shareholder. Unlike precompte, this equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three installments of one third each with respect to the three fiscal years closed after the distribution, either as a credit against its corporate tax liability or in cash, if the corporate tax liability is insufficient to offset the entire tax credit.

    Distributions made from 2006 on will not give rise to precompte or equalization tax liability.

    TAXATION ON SALE OR DISPOSITION OF SHARES OR ADSS

    Subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes, do not hold Shares or ADSs in connection with the conduct of a business or profession in France, and have not held more than 25% of dividend rights (droits aux benefices sociaux) of the Company, directly or indirectly, at any time during the preceding five years, are not subject to French income tax or capital gains tax on the sale or disposition of Shares or ADSs.

    A 1% ad valorem registration duty (subject to a maximum of [e] 3,049 per transfer) applies to certain transfers of shares or ADSs in French companies. This duty does not apply to transfers of shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

    Estate and Gift Tax

    France imposes estate and gift tax on shares or ADSs of a French company that are acquired by inheritance or gift. The tax applies without regard to the tax residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

    Wealth Tax

    Individuals who are not residents of France for purposes of French taxation are not subject to a wealth tax (impot de solidarite sur la fortune) in France as a result of owning an interest in the share capital of a French company, provided that such ownership interest is less than 10% of the company's share capital and does not enable the shareholder to exercise influence over the company. Double taxation treaties may provide for a more favorable tax treatment.


TAXATION OF U.S. INVESTORS

    The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of Shares or ADSs by a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the "Treaty") and is fully eligible for benefits under the Treaty (a "U.S. holder"). A holder generally will be entitled to Treaty benefits in respect of Shares or ADSs if he is:

       * the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);

       * an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

       *     not also a resident of France for French tax purposes; and

       * not subject to an anti-treaty shopping article that applies in limited circumstances.

       Special rules apply to pension funds and certain other tax-exempt investors.

    For U.S. federal income tax purposes, a U.S. holder's ownership of the company's ADSs will be treated as ownership of the company's underlying shares.

    This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with Shares or ADSs that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding Shares or ADSs as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of the Company's voting stock or 10% or more of the Company's outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

    This summary does not discuss the treatment of Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

    Holders should consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of Shares or ADSs in the light of their particular circumstances, including the effect of any state, local, or other laws.

    DIVIDENDS

    As discussed in more detail above, the French Finance Law of 2004 includes a reform of the French tax treatment of distributions and dividends paid by French companies to non-residents of France. Generally, non-residents of France are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal. In addition, from 2005 on, non-residents generally will not be eligible for the benefit of the Tax Credit available to French resident individuals, as described above.

    However, under the Treaty, U.S. holders can claim the benefit of a reduced dividend withholding tax rate of 15%. U.S. holders will also be entitled to a payment from the French tax authorities equal to the avoir fiscal with respect to dividends distributed in 2004 at a 50% rate, less a 15% withholding U.S. holders will no longer be entitled to the avoir fiscal refund with respect to dividends paid after 2004. Subject to the discussion above, they may be entitled to a refund of the Tax Credit less a 15% withholding tax. U.S. holders generally will be entitled to receive a refund of the avoir fiscal or the Tax Credit only if they are subject to U.S. federal income tax on the avoir fiscal payment (or the Tax Credit) and the dividend to which it relates. The refund of the avoir fiscal (or the Tax Credit) will not be made available before January 15 following the end of the calendar year in which the dividend is paid. The French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, which may entail compliance with cumbersome formalities.

    U.S. holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury in respect of dividends paid from 2004 on.

    French withholding tax will be withheld at the 15% Treaty rate for U.S. Holders who have established before the date of payment that they are residents of the United States under the Treaty and, for U.S. Holders who are not individuals, that they are the owners of all the rights relating to the full ownership of the shares or ADSs (including, but not limited to, dividend rights).

    With respect to distributions of dividends made during 2004, U.S. holders that are not entitled to a refund of the avoir fiscal (e.g., corporations, pension funds and other tax-exempt U.S. obtain from the French tax authorities a refund of the entire precompte equalization tax (discussed under "---French Taxation," above) actually paid in cash by the Company in respect of a dividend, less a 15% French withholding tax.

    Thus, for example, if the Company pays a dividend of 100 to an individual U.S. holder, in 2004, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If the Company pays a dividend of 100 to a corporate U.S. holder, such U.S. holder will receive 85, will not be entitled to avoir fiscal; in the event that the dividend distribution triggers payment by the Company of the precompte, such U.S. holder generally may also obtain from the French tax authorities a refund of the precompte that we pay in cash, less a 15% withholding tax.

    The gross amount of dividend, avoir fiscal (or Tax Credit) and precompte payments that a U.S. Holder receives (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received before 2009 if the dividends are "qualified dividends." Dividends received with respect to the Shares or ADSs will be qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). Based on the Company' audited financial statements, its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, it is possible that the Company was treated as a PFIC for U.S. federal income tax purposes with respect to its 2003 taxable year and will be treated as such with respect to its 2004 taxable year. Based on the Company's audited financial statements, its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company believes that it was not treated as a FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year and does not anticipate becoming a FPHC or FIC with respect to its 2004 taxable year.

    Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to applicable limitations under U.S. law, is eligible for credit against the holder's U.S. federal income tax liability or, at the holder's election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in U.S. Holders should consult their own tax advisers concerning the implications of these rules in the light of their particular circumstances.

    Dividends paid in euro will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the holder or, in the case of the ADSs, by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

    PROCEDURES FOR CLAIMING TREATY BENEFITS

       * In order to claim Treaty benefits with respect to distributions made in 2004, individual U.S. Holders must complete and deliver to the French tax authorities either:

       *     the simplified certificate described below; or

       *     an application for refund on French Treasury Form RF 1A EU-No.
             5052.

       *     A simplified certificate must state that:

       *     the holder is a U.S. resident within the meaning of the Treaty;

       * the holder owns all the rights attached to the full ownership of the shares (including dividend rights); and

       * the holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal.

    Copies of the simplified certificate and the application for refund available from the U.S. Internal Revenue Service and from the Centre des Impots des Non-Residents (9, rue d'Uzes, 75094 Paris Cedex 2).

    If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and avoir fiscal refunds by filing an application for refund the latest by December 31 of the second year following the year in which the withholding tax is paid.

    The avoir fiscal and any French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

    As noted above, the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, which may entail compliance with cumbersome formalities.

    In order to claim Treaty benefits (including reduced withholding tax rate and, as the case may be, refund of the precompte) with respect to distributions made in 2004, U.S. holders not entitled to a refund of the avoir fiscal must file with the French tax authorities either the simplified certificate described above or French Treasury Form RF 1B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. Copies of the simplified certificate and of the form, together with instructions, are available from the U.S. Internal Revenue Service or at the Centre des Impots des Non-Residents (9, rue d'Uzes, 75094 Paris Cedex 2). If the simplified certificate or the form are filed prior to the dividend payment, then the French withholding tax generally will be withheld at the reduced rate.

    The French tax authorities are expected to issue new guidelines setting out formalities to be complied with by U.S. holders in order to obtain the reduced withholding tax rate on distributions made as from 2005. U.S. Holders should nevertheless be entitled to benefit from the application of the reduced rate of withholding tax of 15% provided that they complete and file with the French tax authorities Form RF 1B EU-No. 5053 before the payment of the dividend. If the form is not filed prior to the dividend payment, withholding tax will be levied at the 25% rate, and holders would have to claim a refund for the excess by filing an application in this respect.

    CAPITAL GAINS

    Under the Treaty, a U.S. holder will not be subject to French tax on any gain derived from the sale or exchange of Shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by the holder in France.

    For U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the Shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. U.S. Holders' ability to offset capital losses against ordinary income is limited.

    PASSIVE FOREIGN INVESTMENT COMPANY RULES

    The Company will be classified as a PFIC in a particular taxable year if either:

       * 75% or more of the Company's gross income is treated as passive income for purposes of the PFIC rules; or

       * the average percentage of the value of the Company's assets that produce or are held for the production of passive income is at least 50%.

    The Company's holdings of assets that are considered passive for this purpose have been reduced significantly since 2002. However, such holdings still remain substantial, and it is possible that the Company will be treated as a PFIC in respect of 2003. If the Company is a PFIC in respect of any year, then a U.S. holder who holds Shares or ADSs during that year and does not make a mark-to-market election will be subject to a special additional tax, determined as described below, on certain dividends received and gains realized ("excess distributions") in subsequent years, without regard to whether the Company was a PFIC in the year the excess distribution was received. The amount of this tax is equal to the sum of (i) tax at ordinary rates on the amount of the excess distribution, plus (ii) an interest charge to compensate for tax deferral, calculated as if the excess distribution had been earned ratably over the period the U.S. holder held its Shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of Shares and ADSs at death.

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

    FRENCH ESTATE AND GIFT TAX

    Under the estate and gift tax convention between the United States and France, a transfer of Shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and Shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

    FRENCH WEALTH TAX

    The French wealth tax does not generally apply to shares or ADSs of a U.S. Holder if the holder is a resident of the United States for purposes of the Treaty.


U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES

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


DOCUMENTS ON DISPLAY

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at +1 800 SEC 0330.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company does not hold or issue derivative or other financial instruments for trading purposes. As of March 31, 2004, the Company had two foreign exchange sale contracts, one for the Japanese yen and one for U.S. dollars.


EXCHANGE RATE RISK


    REVENUES AND EXPENSES IN FOREIGN CURRENCIES

    The Company is exposed to foreign currency exchange rate risk because a significant portion of its costs are denominated in currencies other than those in which it earns revenues. In 2003, approximately 74% of the Company's selling and general and administrative expenses and approximately 98% of the Company's R&D expenses were denominated in euro. During the same period, only 52% of the Company's sales were denominated in euro, the remainder being denominated primarily in U.S. dollars and Japanese yen.

    A uniform 10% strengthening in the value of the euro as of December 31, 2003 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately [e] 38,000 for the year ended December 31, 2003, compared to a decrease of approximately [e] 50,000 for the year ended December 31, 2002. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. This sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on forward sale contracts.

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

    FINANCIAL INSTRUMENTS AND INDEBTEDNESS

    Over the past three years, the Company also has had exchange rate exposures with respect to indebtedness and assets denominated in U.S. dollars and Japanese yen. Approximately [e] 0.3 million, [e] 0.9 million and [e] 0.9 million of the outstanding indebtedness of the Company at December 31, 2003, 2002 and 2001, respectively, was denominated in Japanese yen. None of the Company's outstanding indebtedness over the past three years was denominated in U.S. dollars. In addition, the Company had approximately [e] 0.4 million, [e] 0.7 million and [e] 16.6 million of financial assets denominated in U.S. dollars at December 31, 2003, 2002 and 2001, respectively, and [e] 0.7 million, [e] 1.4 million and [e] 0.6 million of financial assets denominated in Japanese yen at December 31, 2003, 2002 and 2001, respectively. These assets principally represented investments available for sale and the cash balances of its U.S.
and Japanese subsidiaries at such dates.



EQUITY PRICE RISK

    The Company was exposed to equity price risk as a consequence of holding shares of common stock and warrants to purchase shares of common stock of Urologix, which it received in partial consideration for the sale by the Company to Urologix of its Prostatron business in October 2000. These securities represented approximately 18% of the Company's consolidated assets at December 31, 2001, less than 1% at December 31, 2002 and 0% at December 31. 2003. Consequently, the Company believes that this exposure is no longer material.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

    There has been no change in the Company's internal control over financial reporting during the Company's 2003 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

    The board of directors of the Company has determined that the chair of the board's audit committee, Mr. Pierre Beysson, qualifies as an audit committee financial expert.


ITEM 16B. CODE OF ETHICS

    The Company has adopted a code of ethics applicable to its Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The Company has attached its code of ethics as an exhibit to this report and has made it available on the Company's website at www.edap-tms.com.


ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    The "Audit and Non-Audit Services Pre-Approval Policy" was approved by the Audit Committee of EDAP TMS SA Board of Directors on December 22, 2003. This requires all services which are to be performed by our external auditors to be pre-approved. This may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. No services which are classified as prohibited services by the U.S. Securities and Exchange Commission under the 2003 Rules were commissioned after May 6, 2003. Our external auditors Ernst & Young Audit ("E&Y") billed the following services related to our 2003 and 2002 financial years:

NATURE OF THE SERVICE                                             2003      2002
                                                              (IN [e])  (IN [e])
------------------------------------------------------------  --------  --------

Audit services..............................................   121,865   121,800
Audit-related services......................................     9,000    23,200
Tax services................................................    23,348    26,074
All other services..........................................    31,689    47,781
                                                              --------  --------
Total.......................................................   185,902   218,855
                                                              ========  ========

AUDIT SERVICES

    The following services were billed under the category "audit services": audit of financial statements and services performed in relation to legal obligations, including the formulation of audit opinions and reports, domestic and international legal audits and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes and tests, which serve to promote understanding and reliability of the systems and internal corporate controls, as well as advice on issues of billing, accounting and reporting.

AUDIT-RELATED SERVICES

    Audit-related services mainly consisted of services, which are normally performed by the external auditor in connection with the auditing of the annual financial statements. Audit-related services also included advice on issues of accounting and reporting which were not classified as audit services, support with the interpretation and implementation of new accounting and reporting standards, auditing of employee benefit plans and support with the implementation of corporate control requirements for reporting.

TAX SERVICES

    Tax services consisted of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the review of tax returns, assistance with tax audits, as well as assistance relating to tax law.

OTHER SERVICES

    Other services mainly consisted of routine and administrative follow-up of patents and brand names. All these services were unrelated to the audits of our financial statements.



                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

    Not Applicable.


ITEM 18. FINANCIAL STATEMENTS

    The financial statements listed in the Index to Financial Statements are filed as a part of this Annual Report.


ITEM 19. EXHIBITS

    The exhibits listed in the Index to Exhibits are filed or incorporated by reference as a part of this Annual Report.

                                INDEX TO EXHIBITS

EXHIBIT NUMBER DESCRIPTION

1.1 By-laws (statuts) of EDAP TMS S.A. as amended as of July 30, 2002 (together with an English translation thereof).(3)

4.1 Distribution Agreement, dated as of February 25, 2004, among the Company, HT Prostate Therapy Management Company, LLC, EDAP S.A. and Technomed Medical Systems, S.A.(1)

4.2 Asset Purchase Agreement, dated as of October 1, 2000, among Urologix, Inc., EDAP TMS S.A., Technomed Medical Systems, S.A. and EDAP Technomed Inc.(2)

4.3 Supply Agreement, dated as of October 1, 2000, among Urologix, Inc., EDAP TMS S.A., Technomed Medical Systems, S.A. and EDAP Technomed Inc.(2)

4.4 Registration Rights Agreement, dated as of October 1, 2000, among EDAP TMS S.A., Technomed Medical Systems, S.A., EDAP Technomed Inc. and Urologix, Inc.(3)

4.5 Commercial Leases dated October 1, 2002 and Amendment No. 1 dated October 15, 2002, between Maison Antoine Baud and EDAP TMS SA, EDAP SA and Technomed Medical Systems SA. (together with an English translation thereof).(3)

8.1    List of subsidiaries of EDAP TMS S.A. as of March 31, 2004.

11.1 Code of Ethics of the Company, approved by the Board of Directors on April 26, 2004.

12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.



----------
(1) Filed with an accompanying request for certain confidential portions to be omitted under Rule 24b-2 under the Security Exchange Act of 1934.

(2) Previously filed with certain confidential portions omitted under Rule 24b-2 under the Securities Exchange Act of 1934.

(3) Previously filed.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         EDAP TMS S.A.




                                         /s/ Philippe Chauveau
Dated: June 4, 2004                      ------------------------------------
                                         Philippe Chauveau
                                         Chairman and Chief Executive Officer






                                         /s/ Ian Vawter
Dated: June 4, 2004                      ------------------------------------
                                         Ian Vawter
                                         Chief Financial Officer



                          INDEX TO FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Index to Financial Statements.........................................       F-1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR EDAP TMS
  S.A. AND SUBSIDIARIES FOR THE YEARS ENDED
  DECEMBER 31, 2003, 2002 AND 2001

Report of Independent Auditors........................................       F-2

Consolidated Balance Sheets as of
  December 31, 2003 and 2002..........................................       F-3

Consolidated Statements of Income for the years ended
  December 31, 2003, 2002 and 2001....................................       F-4

Consolidated Statements of Comprehensive Income for the years ended
  December 31, 2003, 2002 and 2001....................................       F-5

Consolidated Statements of Shareholders' Equity for the years ended
  December 31, 2003, 2002 and 2001....................................       F-6

Consolidated Statements of Cash Flows for the years ended
  December 31, 2003, 2002 and 2001....................................       F-7

Notes to Consolidated Financial Statements............................       F-8


                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Shareholders of EDAP TMS S.A.

    We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. (the "Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with the Standard of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EDAP TMS S.A. and its subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

                                 ERNST & YOUNG Audit




                                               /s/ Jean-Luc Desplat

                                 Represented by
                                               -----------------------------
                                               Jean-Luc Desplat

April 22, 2004
Lyon, France

                         EDAP TMS S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2003 AND 2002
                  (IN THOUSANDS OF EURO UNLESS OTHERWISE NOTED)

ASSETS                                                 NOTES      2003      2002
-----------------------------------------------------  -----    ------    ------
CURRENT ASSETS
Cash and cash equivalents ...........................      2    10,429    15,755
Investments available for sale ......................      3       ---        82
Trade accounts and notes receivable,
  net of allowance of [e] 526 in 2003
  and [e] 862 in 2002................................      4     8,000     9,222
Other receivables ...................................      5     1,419     1,974
Inventories .........................................      6     5,267     6,566
Deferred income taxes ...............................   20-3       332       105
Prepaid expenses ....................................              423       387
                                                                ------    ------
Total current assets ................................           25,870    34,091
Property, plant and equipment, net ..................      7     2,903     1,985
Intangible assets ...................................      8       176       228
Goodwill, net of accumulated amortization
  of [e] 2,359 in 2003 and 2002 .....................      8     2,412     2,412
Deposits and other non-current assets ...............              549     1,071
                                                                ------    ------
Total assets ........................................           31,910    39,787
                                                                ======    ======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings ...............................     12       222       482
Trade accounts and notes payable ....................      9     3,855     5,167
Deferred revenue ....................................            2,326     1,134
Social security and other payroll withholdings taxes.              708       600
Employee compensation absences ......................              541       751
Income taxes payables ...............................               51        43
Accruals for restructuring ..........................     17     1,986        43
Other accrued liabilities............................     10     1,033     1,229
Current portion of capital lease obligations ........     11       211       ---
Current portion of long-term debt ...................     13        80       402
                                                                ------    ------
Total current liabilities ...........................           11,013     9,880
Capital lease obligations, less current portion......     11       581       ---
Long-term debt ......................................     13         7        95
Other long-term liabilities .........................     14     1,348     1,509
Total liabilities ...................................           12,949    11,412

SHAREHOLDERS' EQUITY
Common stock, [e] 0.13 par value, 9,318,875
  shares authorized; 8,362,821 shares issued;
  7,781,731 shares outstanding at
  December 31, 2003 and 2002.........................     15     1,087     1,087
Additional paid-in capital ..........................           19,811    19,811
Retained earnings ...................................     15     2,811    11,787
Cumulative other comprehensive loss .................           (2,951)   (2,513)
Treasury stock, at cost; 581,090 shares at
  December 31, 2003 and 2002.........................     15    (1,797)   (1,797)
                                                                ------    ------
Total shareholders' equity ..........................           18,961    28,375
                                                                ------    ------
Total liabilities and shareholders' equity ..........           31,910    39,787
                                                                ======    ======


The accompanying notes are an integral part of the consolidated financial statements.

                         EDAP TMS S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (IN THOUSANDS OF EURO UNLESS OTHERWISE NOTED)

                                        NOTES     2003        2002        2001
                                               ---------   ---------   ---------
Net sales of medical devices ...........           8,512      10,527      10,760
Net sales of spare parts,
  supplies and services ................           9,518       9,198      13,044
                                               ---------   ---------   ---------
Net sales ..............................          18,030      19,725      23,804
Other revenues .........................   16        443         236         161
                                               ---------   ---------   ---------
Total revenues .........................          18,473      19,961      23,965
Cost of sales (exclusive of items
  shown separately below)...............         (13,094)    (11,503)    (15,190)
One time cost of sales provision .......             ---         ---        (796)
                                               ---------   ---------   ---------
Gross profit ...........................           5,379       8,458       7,979
Research and development expenses ......          (3,069)     (3,186)     (3,430)
Selling expenses .......................          (4,228)     (4,023)     (4,223)
General and administrative expenses ....          (4,129)     (4,647)     (5,348)
Depreciation and amortization ..........              23        (137)        (92)
Non recurring operating expenses .......   17     (2,097)     (1,241)        ---
                                               ---------   ---------   ---------
Operating loss .........................          (8,121)     (4,776)     (5,114)
Interest income (expense), net .........   18        177         455         694
Currency exchange gains, net ...........            (928)     (1,027)        166
Other income (loss), net ...............   19       (218)      1,475      12,273
                                               ---------   ---------   ---------
Income (loss) before taxes .............          (9,090)     (3,873)      8,019
Income tax (expense) benefit ...........   20        114        (167)       (882)
                                               ---------   ---------   ---------
Net (loss) income ......................          (8,976)     (4,040)      7,137
                                               =========   =========   =========
Basic earnings (loss) per share ........ 1-18      (1.15)      (0.52)       0.92
Weighted average shares outstanding
  used in basic calculation ............ 1-18   7,781,731   7,771,467  7,760,044
Diluted earnings (loss) per share ...... 1-18      (1.15)      (0.52)       0.90
Weighted average shares outstanding
  used in diluted calculation........... 1-18   7,817,303   7,833,514  7,941,869




The accompanying notes are an integral part of the consolidated financial statements.

                         EDAP TMS S.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (IN THOUSANDS OF EURO UNLESS OTHERWISE NOTED)

                                                        2003      2002      2001
                                                      ------    ------    ------
Net (loss) income .................................   (8,976)   (4,040)    7,137
Other comprehensive income:
Unrealized (loss) gain on investments .............      ---      (109)    5,949
Foreign currency translation adjustments...........     (547)     (442)     (123)
                                                      ------    ------    ------
Comprehensive (loss) income, net of tax............   (9,523)   (4,591)   12,963
                                                      ======    ======    ======


The accompanying notes are an integral part of the consolidated financial statements.

                         EDAP TMS S.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (IN THOUSANDS OF EURO UNLESS OTHERWISE NOTED)

                                                                                         CUMULATIVE
                                                                                            OTHER
                                                                                           COMPRE-
                                                                   ADDITIONAL              HENSIVE
                                                NUMBER OF  COMMON    PAID-IN   RETAINED    INCOME    TREASURY
                                                  SHARES    STOCK    CAPITAL   EARNINGS     (LOSS)     STOCK    TOTAL
                                                ---------  ------  ----------  --------  ----------  --------  ------
Balance as of December 31, 2000...............  7,784,850   1,014      19,811     8,760       6,817    (1,723) 34,679
                                                ---------  ------  ----------  --------  ----------  --------  ------
Net income ...................................                                    7,137                         7,137
Translation adjustment........................                                                 (123)             (123)
Acquisition of treasury shares................   (333,540)                                               (930)   (930)
Sale of treasury shares.......................    283,000                                                 853     853
Change in unrealized gain on
  investments available for sale..............                                               (2,707)           (2,707)
Capital conversion into euros.................                 67                   (67)                          ---
                                                ---------  ------  ----------  --------  ----------  --------  ------
Balance as of December 31, 2001...............  7,734,310   1,081      19,811    15,827       3,987    (1,797) 38,909
                                                =========  ======  ==========  ========  ==========  ========  ======
Net loss .....................................                                   (4,040)                       (4,040)
Translation adjustment........................                                                 (442)             (442)
                                                                                                                    6
Increase of shares/Capital increase...........     47,421       6
Change in unrealized gain/loss on
  investments available for sale..............                                               (6,058)           (6,058)
                                                ---------  ------  ----------  --------  ----------  --------  ------
Balance as of December 31, 2002...............  7,781,731   1,087      19,811    11,787      (2,513)   (1,797) 28,375
                                                =========  ======  ==========  ========  ==========  ========  ======
Net loss .....................................                                   (8,976)                       (8,976)
Translation adjustment........................                                                 (547)             (547)
Change in unrealized gain/loss on
  investments available for sale..............                                                  109               109
                                                ---------  ------  ----------  --------  ----------  --------  ------
Balance as of December 31, 2003 ..............  7,781,731   1,087      19,811     2,811      (2,951)   (1,797) 18,961
                                                =========  ======  ==========  ========  ==========  ========  ======


The accompanying notes are an integral part of the consolidated financial statements.

                         EDAP TMS S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (IN THOUSANDS OF EURO UNLESS OTHERWISE NOTED)

                                                       2003      2002      2001
                                                      ------    ------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income ..................................  (8,976)   (4,040)    7,137
Elimination of expenses and benefits
  without effect on cash:
Depreciation and amortization ......................     983     1,116     1,103
Change in allowances for doubtful accounts &
  slow-moving inventories...........................    (147)     (595)     (820)
Change in long-term provisions .....................    (161)     (248)     (189)
Net capital loss on disposal of assets .............               386       ---
Deferred tax expense/(benefit) .....................    (226)         6       131
Net (loss) gain on sale of assets ..................      (9)       (2)       (8)
Net (loss) gain on sale of investments
  available for sale................................     123    (1,535)  (12,242)
                                                      ------    ------   -------
                                                         563      (872)  (12,025)
Increase/Decrease in operating assets and
  liabilities, net of effects from sale
  of business:
Decrease/(Increase) in trade accounts
  and notes and other receivables...................   3,076      (306)   (1,933)
Decrease/(Increase) in inventories .................   1,110      (428)      559
Decrease/(Increase) in prepaid expenses ............     (36)      (50)       18
(Decrease)/Increase in trade
  accounts and notes payable........................  (1,025)   (1,382)    1,503
(Decrease)/Increase in accrued expenses,
  other current liabilities.........................   1,639      (884)    1,340
                                                      ------    ------   -------
                                                       4,764    (3,050)    1,487
                                                      ------    ------   -------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES.  (3,649)   (7,962)   (3,401)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment ......    (400)     (859)     (847)
Acquisitions of intangible assets ..................     (27)     (210)      (82)
Capitalized assets produced by the Company .........    (780)     (377)     (570)
Net proceeds from sale of assets ...................      10        15        12
Net proceeds from sale of leased back assets .......     250       ---       ---
Proceeds from sale of investments
  available for sale................................      55     5,521    21,619
Reimbursement of loans granted .....................     ---       ---        20
Change in restricted cash equivalents ..............     ---       890     3,481
Reimbursement of deposits and guarantees ...........     350       105       ---
                                                      ------    ------   -------
NET CASH (USED IN) PROVIDED BY
  INVESTING ACTIVITIES..............................    (542)    5,086    23,633
CASH FLOW FROM FINANCING ACTIVITIES
Acquisition of treasury shares .....................     ---       ---       (74)
Repayment of long term borrowings ..................    (370)     (624)   (3,784)
Repayment of obligations under
  capital leases ...................................     (77)     (331)      (96)
Increase/(decrease) in bank overdrafts
  and short-term borrowings.........................    (222)      699      (177)
                                                      ------    ------   -------
NET CASH (USED IN) PROVIDED BY
  FINANCING ACTIVITIES .............................    (669)     (256)   (4,131)
Net effect of exchange rate changes on
  cash and cash equivalents.........................    (466)     (474)     (128)
                                                      ------    ------   -------
NET INCREASE/(DECREASE) IN CASH
  AND CASH EQUIVALENTS .............................  (5,326)   (3,606)   15,973
Cash and cash equivalents at
  beginning of year.................................  15,755    19,361     3,388
                                                      ------    ------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR ...........  10,429    15,755    19,361
                                                      ======    ======   =======




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

    The Company purchases the majority of the components used in its products from a number of suppliers but for some components, relies on a single source. Delay would be caused if the supply of these components or other components was interrupted and these delays could be extended in certain situations where a component substitution may require regulatory approval. Failure to obtain adequate supplies of these components in a timely manner could have a material adverse effect on the Company's business, financial position and results of operation.

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

    Revenues related to services (concerning mainly sales of consumables and spare parts) and maintenance contracts are recognized when the services are rendered. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

    The Company receives royalty revenues under a license agreement with a third party that sells products using the Company's patented technology. There are no future performance obligations on the part of the Company under this license agreement. The license agreement provides for the

                                      F--8

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on actual sales that occurred during the relevant period.

    1-5 SHIPPING AND HANDLING COSTS

    The Company recognizes revenue from shipping and handling of its products as a component of revenue. Shipping and handling costs are recorded as a component of cost of sales.

    1-6 CASH EQUIVALENTS

    Cash equivalents are cash investments, which are highly liquid and have initial maturities of 90 days or less. Cash equivalents consist of money market funds.

    1-7 INVENTORIES

    Inventories are valued at the lower of manufacturing cost, which is principally comprised of components and labor costs, or market (net realizable value). Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable inventory on a case by case basis, equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand, technology change and market conditions.

    1-8 PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at historical cost. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful life of the related assets, as follows:

Buildings..............................  20 years
Equipment..............................  3-10 years
Furniture, fixtures, fittings and other  2-10 years


    Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes machines that are leased to customers through operating leases related to cost per procedure transactions. This equipment is depreciated over a period of five years.

    1-9 LONG-LIVED ASSETS

    Property, plant and equipment and other long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets.

    1-10 GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. The Company adopted Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and other intangible assets", effective January 1, 2002. Under SFAS 142, goodwill is no longer amortized but is tested for impairment on an annual basis, or more frequently, as impairment indicators arise.

    Prior to the adoption of SFAS 142, goodwill was amortized over 25 years. Goodwill amortization expense amounted to [e] 119 thousand for the year ended December 31, 2001.

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

                                      F--9

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)


Patents................................  5 years
Licenses...............................  5 years
Tradename and trademark................  7 years



    1-11 WARRANTY COSTS

    The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounts to [e] 900 thousand, [e] 710 thousand and [e] 780 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

    1-12 DEFERRED INCOME TAXES

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

    1-13 RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are recorded as an expense in the period in which they are incurred.

    1-14 ADVERTISING COSTS

    Advertising costs are recorded as an expense in the period in which they are incurred. Advertising costs for the years ended December 31, 2003, 2002 and 2001 were not material to the consolidated financial statements.

    1-15 TRANSLATION OF TRANSACTIONS DENOMINATED IN FOREIGN CURRENCIES

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

    Translation of balance sheet items denominated in foreign currencies

    Transactions involving foreign currencies are translated into the functional currency using the exchange rate prevailing at the time of the transactions. Receivables and payables denominated in foreign currencies are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are carried to the statement of income.

    1-16 EARNINGS PER SHARE

    Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock

                                     F--10

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

    A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2003 and 2002 is as follows:

                            FOR THE YEAR ENDED DEC. 31, 2003          FOR THE YEAR ENDED DEC. 31, 2002
                        ----------------------------------------  --------------  ------------------------
                        INCOME IN EURO      SHARES     PER-SHARE  INCOME IN EURO      SHARES     PER-SHARE
                          (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)   (DENOMINATOR)    AMOUNT
                        --------------  -------------  ---------  --------------  -------------  ---------
BASIC EPS
Income available to
  common Shareholders       (8,975,846)     7,781,731      (1.15)     (4,039,835)     7,771,467      (0.52)
                        --------------  -------------  ---------  --------------  -------------  ---------
Effect of dilutive
  securities:
Stock options.........                         35,572                                    62,047

DILUTED EPS
                        --------------  -------------  ---------  --------------  -------------  ---------
Income available to
  common shareholders,
  including assumed
  conversions.........      (8,975,846)     7,817,303      (1.15)     (4,039,835)     7,833,514      (0.52)
                        ==============  =============  =========  ==============  =============  =========


    1-17 DERIVATIVE INSTRUMENTS

    Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must classify the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

    The Company adopted SFAS 133 at January 1, 2001. Given the Company's minimal use of derivative Instruments, this standard does not have any effect on the Company's financial position, results of operations or cash flows.

    1-18 EMPLOYEE STOCK OPTION PLANS

    At December 31, 2003, the Company has five stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations. In accordance with APB 25, the Company recognizes stock-based employee compensation cost over the vesting period when the options granted under those plans have an exercise price lower than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                     F--11

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)


                                                          YEAR ENDED DECEMBER 31
                                                          ----------------------
                                                            2003    2002    2001
                                                          ------  ------   -----
Net income (loss), as reported..........................  (8,976) (4,040)  7,137
Add: Stock-based employee compensation expense
  included in reported net income (loss), net of
  related tax effects...................................     ---     ---     ---
Deduct: Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects............     (56)   (129)   (141)
Pro forma net income (loss).............................  (9,032) (4,169)  6,996

Earnings per share:
 Basic, as reported ....................................   (1.15)  (0.52)   0.92
 Basic, pro forma ......................................   (1.16)  (0.54)   0.90

 Diluted, as reported ..................................   (1.15)  (0.52)   0.90
 Diluted, pro forma ....................................   (1.16)  (0.54)   0.88


    The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                     YEAR ENDED
                                                                     DECEMBER 31
                                                                    ------------
                                                                     2002   2001
                                                                    -----  -----
Weighted-average expected life (years)............................      5      5
Expected volatility rates.........................................  54.16% 79.54%
Expected dividend yield...........................................    ---    ---
Risk-free interest rate...........................................   4.25%     5%
Weighted-average exercise price...................................   2.02   2.08
Weighted-average fair value of options granted during the year....   0.90   2.23


    No stock-options were granted in 2003.

    1-19 NEW ACCOUNTING PRONOUNCEMENTS

    In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the variable interest entity's residual returns or both.

    FIN 46 was effective immediately for variable interest entities created after January 31, 2003. The Company will apply FIN 46, as revised, to variable interest entities created before February 1, 2003 as follows: (i) beginning January 1, 2004 for structures commonly referred to as special purpose entities as a cumulative effect of the accounting change as of that date; and (ii) at the end of the first reporting period in 2004 that the Company prepares U.S. GAAP information for other than special-purpose entities.

    The adoption of FIN 46 did not have and is not expected to have a significant impact on earnings or financial position.

                                     F--12

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)


2---CASH AND CASH EQUIVALENTS

    Cash and cash equivalents are comprised of the following:

                                                                    DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Cash held at bank...............................................   5,710   3,374
Money market funds..............................................   4,719  12,381
                                                                  ------  ------
Total...........................................................  10,429  15,755
                                                                  ======  ======


    Gross realized gains on sales of these available-for-sale securities amounted to [e] 214 thousand, [e] 405 thousand and [e] 119 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.


3---INVESTMENTS AVAILABLE FOR SALE

    Investments at December 31, 2002 consist of 25,987 Urologix, Inc. shares at a cost per share of U.S. $ 7.725. These securities were received as part of the consideration for the sale of the Company's Prostatron business to Urologix in October 2000. These securities are deemed by management to be available for sale and are reported at fair value with net unrealized gains or losses reported within shareholders' equity.

    The Company recorded unrealized gains of [e] 5.9 million in comprehensive income for the year ended December 31, 2001, and unrealized losses of [e] 0.1 million for the year ended December 31, 2002.

    The Company recorded a non-recurrent net loss of [e] 0.1 million in 2003 and non-recurrent net gains of [e] 1.7 million and [e] 12.2 million in 2002 and 2001, respectively, attributable to the sale of Urologix Common Stocks.


4---TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

                                                                   DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Trade accounts..................................................   8,137   9,814
Notes receivable................................................     389     270
Less: allowance for doubtful accounts...........................    (526)   (862)
                                                                  ------  ------
Total...........................................................   8,000   9,222
                                                                  ======  ======

    Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

                                     F--13

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

5---OTHER RECEIVABLES

    Other receivables consist of the following:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Tax loss carryback receivable from the French State.............     109     578
Value-added taxes receivable from the French State..............     462     693
Research and development tax credit receivable from the
  French State..................................................     150     150
Other receivables from the French State.........................     210      58
Others..........................................................     488     495
                                                                  ------  ------
Total...........................................................   1,419   1,974
                                                                  ======  ======

    The receivable for tax losses carried back to prior years, which was recorded in 1998, can be used to offset income taxes due during the years following the year in which the carryback was recorded. Any balance of receivable at the end of this five-year period will be reimbursed by the French government.

    Research and development tax credits can be used to offset income taxes due during the three years following the year in which the credits were recorded. Any balance of receivable at the end of this three-year period will be reimbursed by the French government.


6---INVENTORIES

    Inventories consist of the following:

                                                                    DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Components, spare parts.........................................   4,560   5,225
Work-in-progress................................................     619     722
Finished goods..................................................   1,805   2,147
                                                                  ------  ------
Total gross inventories.........................................   6,984   8,094
Less: provision for slow-moving inventory.......................  (1,717) (1,528)
                                                                  ------  ------
Total...........................................................   5,267   6,566
                                                                  ======  ======

7---PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                                                    DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Equipment.......................................................   4,384   3,507
Furniture, fixture, and fittings and other......................   2,374   2,256
                                                                  ------  ------
Total gross value...............................................   6,758   5,763
Less: accumulated depreciation..................................  (3,855) (3,778)
                                                                  ------  ------
Total...........................................................   2,903   1,985
                                                                  ======  ======

                                     F--14

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

    Amortization expense related to property, plant and equipment amounted to [e] 867 thousand, [e] 1,028 thousand and [e] 825 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

    Capitalized costs of [e] 870 thousand are included in property, plant and equipment at December 31, 2003. Accumulated amortization of these leased assets was [e] 66 thousand at December 31, 2003. Amortization expense on assets held under capital leases is included in total amortization expense for the years ended December 31, 2003 and amounted to [e] 66 thousand.


8---GOODWILL AND OTHER INTANGIBLE ASSETS

    As discussed in Note 1-10, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets", on January 1, 2002. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its SFAS 131 operating segments --- High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) --- to be its reporting units for purposes of testing for impairment as the components within each operating segments have similar economic characteristics and thus do not represent separate reporting units.

    The Company completed the required annual impairment test in the fourth quarter of 2003. To determine the fair value of the Company's reporting units, the Company used the discounted cash flow approach for each of the two reportable units. In both cases, the fair value of the reporting unit was in excess of the reporting units book value, which resulted in no goodwill impairment.

    Had SFAS 142 been effective January 1, 2001, net income (loss) and earnings
(loss) per share would have been reported as follows:

                                                          YEAR ENDED DECEMBER 31
                                                          ----------------------
                                                            2003    2002    2001
                                                          ------  ------  ------
Net income (loss), as reported........................... (8,976) (4,040)  7,137
Add: Goodwill amortization...............................    ---     ---     119
Pro forma net income (loss).............................. (8,976) (4,040)  7,256
                                                          ======  ======  ======
Earnings per share:
 Basic, as reported .....................................   (1.15)  (0.52)  0.92
 Basic, pro forma .......................................   (1.15)  (0.52)  0.94

 Diluted, as reported ...................................   (1.15)  (0.52)  0.90
 Diluted, pro forma .....................................   (1.15)  (0.52)  0.91


                                      F--15

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)


    Other intangible assets consist of the following:

                                                                    DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Licenses........................................................     460     434
Tradename and trademark.........................................     597     630
Patents.........................................................     412     412
Organization costs..............................................     363     363
                                                                  ------  ------
Total gross value...............................................   1,832   1,839
Less: accumulated amortization..................................  (1,656) (1,611)
                                                                  ------  ------
Total...........................................................     176     228
                                                                  ======  ======

    Amortization expenses related to other intangible assets amounted to [e] 77 thousand, [e] 88 thousand and [e] 159 thousand, for the years ended December 31, 2003, 2002 and 2001, respectively.

    For the two coming years, the annual estimated amortization expense for intangible assets is approximately [e] 88 thousand.


9---TRADE ACCOUNTS AND NOTES PAYABLE


Trade accounts and notes payable consist of the following:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Trade accounts payable..........................................   3,262   4,198
Notes payable...................................................     698     969
                                                                  ------  ------
Total...........................................................   3,960   5,167
                                                                  ======  ======

    Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.


10---OTHER ACCRUED LIABILITIES

    Other accrued liabilities consist of the following:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Accruals for termination contracts..............................     ---     399
Value added tax payable.........................................     269     228
Accruals for social expenses....................................     151     187
Advance subsidies to be reimbursed..............................     173      93
Advance debtors.................................................     181     ---
Others..........................................................     259     322
                                                                  ------  ------
Total...........................................................   1,033   1,229
                                                                  ======  ======

                                     F--16

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

11---LEASE OBLIGATIONS

    11-1   CAPITAL LEASES

    The Company leases certain of its equipment under capital leases. At December 31, 2003, this equipment consists of medical devices for an amount of [e] 591 thousand and vehicles for an amount of [e] 201 thousand. Future minimum lease payments under capital leases for the years ending December 31 are as follows (in thousands of euro):

                                                                    DECEMBER 31,
                                                                        2003
                                                                    ------------
2004..............................................................           225
2005..............................................................           225
2006..............................................................           225
2007..............................................................           155
2008..............................................................            22
Total minimum lease payments......................................           852
Less: amount representing interest................................           (60)
Present value of minimum lease payments...........................           792
Less: current portion.............................................          (211)
                                                                          ------
Long-term portion.................................................           581
                                                                          ======

    During 2002, the Company sold its administrative facility at Croissy-Beaubourg, France, which was held under a 12-year capital lease expiring in 2005 for which a [e] 797.3 thousand impairment charge was recorded in the fourth quarter of 1998. The company recorded a [e] 0.4 million gain on the transaction in 2002.

    Interest paid under capital lease obligations was [e] 4 thousand, [e] 17 thousand, and [e] 28 thousand for the years ended December 31, 2003, 2002, and 2001, respectively.

    11-2   OPERATING LEASES

    Operating leases having initial or remaining non-cancelable lease terms greater than one year consist principally of three leases for the facilities of EDAP TMS S.A., TMS S.A. and EDAP S.A. in Vaulx-en-Velin, France. These lease contracts have a lease term of nine years expiring at the option of the lessee at the end of a first four-year period, then a two-year and finally a three-year period, through 2011 (i.e., in 2006, 2008 or 2011). Future minimum lease payments for these three operating leases will amount to [e] 350 thousand per year until 2006 or [e] 1,050 thousand in the aggregate, or until otherwise canceled by the lessee.

    Total rent expense under operating leases amounted to [e] 918 thousand, [e] 1,290 thousand and [e] 1,113 thousand for the years ended December 31, 2003, 2002 and 2001, respectively. These total rent expenses include the above mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.


12---SHORT-TERM DEBT

    As of December 31, 2003, the short-term debt consists of a loan in Japanese yen amounting to JPY 30 million ([e] 222 thousand), due to mature on March 31, 2004, at an annual rate of 3.75%.

                                     F--17

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)


13---LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                    DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Japanese yen term loan..........................................      67     458
Other financial debts...........................................      20      39
                                                                  ------  ------
Total...........................................................      87     497
Less current portion............................................     (80)   (402)
                                                                  ------  ------
Total long-term portion.........................................       7      95
                                                                  ======  ======

    Long-term debt as at December 31, 2003 matures as follows:

2004....................................................................      80
2005....................................................................       7
                                                                          ------
Total...................................................................      87
                                                                          ======

14---OTHER LONG-TERM LIABILITIES

                                                                   DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Provision for warranty costs....................................      694    901
Provision for retirement indemnities............................      404    424
Other...........................................................      250    184
                                                                  ------  ------
Total...........................................................   1,348   1,509
                                                                  ======  ======

    Changes in the provision for warranty costs are as follows:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Beginning of year...............................................     901   1,185
Amount used during the year (payments)..........................    (897)   (714)
New warranties..................................................     690     430
                                                                  ------  ------
End of year.....................................................     694     901
                                                                  ======  ======

     Pension, post-retirement, and post-employment benefits for most of the Company's employees are sponsored by European governments. The Company's liability with respect to these plans is mostly limited to specific payroll deductions. In addition to government-sponsored plans, certain companies within the Company have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2003 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to

                                     F--18

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

    The actuarial assumptions as of year-end are as follows:

                                                             PENSION BENEFITS
                                                          ----------------------
                                                            2003    2002    2001
                                                          ------  ------  ------
Weighted average assumptions:
Discount rate..............................................  4.5%    4.5%    4.5%
Rate of compensation increase..............................  2.5%    2.5%    2.5%
Retirement age.............................................   63      63      63

15---SHAREHOLDERS' EQUITY

    15-1 COMMON STOCK

    As of December 31, 2003, EDAP TMS S.A.'s common stock consisted of 9,318,875 authorized shares with a par value of [e] 0.13 each, of which 8,362,821 were issued and fully-paid and 7,781,731 were outstanding.

    15-2 PREEMPTIVE SUBSCRIPTION RIGHTS

    Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

    15-3 DIVIDEND RIGHTS

    Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company's by-laws. The Company has not distributed any dividends since its inception. Distributable statutory retained earnings amount to [e] 24,517 thousand and [e] 25,063 thousand at December 31, 2003 and 2002, respectively. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

    15-4 TREASURY STOCK

    As of December 31, 2003, the 581,090 shares of treasury stock consist of (i) 177,750 shares acquired on December 2, 1996 for [e] 707 thousand, (ii) 352,800 shares acquired between August and December 1998 for [e] 1,016 thousand, and
(iii) 50,540 shares acquired in June and July 2001 for [e] 153 thousand. All 581,090 shares of treasury stock have been acquired to cover outstanding stock options (see Note 15-5). On July 29, 2001, the Company sold 283,000 shares on the Nasdaq Europe, these shares corresponded to share purchase options initially allocated to employees of the Company who left the Company, thereby renouncing their stock purchase options. The Company bought all 283,000 shares back on the same day for [e]774 thousand. This operation was to conform to French law requiring that treasury shares held to cover stock option plans should be allocated to employees within one year of their purchase.

    15-5 STOCK-OPTION PLANS

    EDAP TMS S.A. currently sponsors four stock purchase and option plans:

    On December 2, 1996, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 177,750 options to purchase pre-existing shares and 156,625 options to subscribe for newly issued shares at a fixed exercise price of [e] 6.97 per share. The authorization to grant the options expired at the end of the five-year period beginning December 2, 1996. On February 7 and

                                     F--19

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

March 3, 1997, the Board of Directors granted the 177,750 options to buy pre-existing shares and 134,750 of the options to subscribe for newly issued shares to 10 employees. 25% of the options were exercisable as of the date of grant and the right to exercise the remaining 75% of the options vested at the rate of 25% each January 1 following the date of grant. The options expired five years after the date of grant. On October 29, 1998, the Board of Directors amended the terms of 124,125 of the purchase options to conform to the terms of the 1998 option plan discussed below.

    On May 14, 1998, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 713,425 options to purchase pre-existing shares at a fixed exercise price to be set by the Board of Directors at the time of grant provided that the exercise price may not be less than the average stock market price of the shares over the 20 business days preceding the date of grant. The shareholders also authorized the Board of Directors to cause EDAP TMS S.A. to repurchase up to 535,675 of its own shares (treasury stock) to cover the options granted under the new plan. The authorization to grant the options expired one year after the completion of the share repurchase program, which was completed in December 1998. Up to 279,000 of the 713,425 options were reserved for modification of the terms of pre-existing options. On October 29, 1998, the Board of Directors granted 327,000 options to French employees meeting certain tenure criteria. The exercise price was fixed at [e] 3.81 per share for 152,000 options and [e] 1.83 per share for 175,000 options; both exercise prices were not less than the average stock market price of the shares over the 20 business days preceding the date of grant and also exceeded the market price of the shares on the date of grant. The options begin vesting two years after the date of grant and were fully vested as of January 1, 2002 (i.e., four years and two months after the date of grant). Shares acquired pursuant to the options cannot be sold prior to five years from the date of grant. The options expire on December 31, 2008 (i.e., ten years and two months after the date of grant) or when employment with the Company ceases, whichever occurs earlier. As noted above, on October 29, 1998, the Board of Directors amended the terms of 124,125 of the options granted in 1997 to conform the terms to the terms of the 1998 stock option plan.

    Conforming to the 1998 stock option plan, on January 4, 1999, the Board of Directors granted 24,000 options to French employees meeting certain tenure criteria. The exercise price was fixed at [e] 3.81 per share for 11,000 options and [e] 1.83 per share for 13,000 options. The options begin vesting two years after the date of grant and were fully vested as of January 1, 2002 (i.e., three years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to five years from the date of grant. The options expire on December 31, 2008 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. On March 15, 1999, the Board of Directors granted 60,000 options to certain employees of the Company; 40,000 options were granted with an exercise price of [e] 3.81 and 20,000 options at an exercise price of [e] 2.74. Exercise prices corresponding to options granted on these two dates were not less than the average stock market price of the shares over the 20 business days preceding the date of grant. Among these options granted on March 15, 1999: 50,000 begin vesting two years after the date of grant and were fully vested as of June 1, 2002 (i.e. three years and two and half months after the date of grant) ; shares acquired pursuant to the options cannot be sold prior to five years from the date of grant; 40,000 options expire on March 31, 2009 (i.e. ten years after the date of grant) and 10,000 options expire on December 31, 2009 (i.e. ten years and nine months after the date of grant) or when employment with the Company ceases, whichever occurs earlier. For the remaining 10,000 options, granted on March 15, 1999, 50% of the options are exercisable as of the date of grant and the right to exercise the remaining 50% of the options vested at the rate of 25% each January 1 following the date of grant. The options expired on December 31, 2003 (i.e., four years and nine months after the date of grant). To conform to the terms of the 1998 option plan discussed here above, on March 15, 1999, the Board of Directors also amended the terms of 122,250 of certain options granted in 1997 and authorizing certain employees to subscribe to new shares modifying their contract into options to purchase shares at an exercise price of [e] 3.81 instead of [e] 6.97; exercise and vesting conditions

                                     F--20

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

remains the same. The Board also amended the terms of 20,125 share purchase options granted in 1997 modifying the exercise price to [e] 3.81, without modifying exercise and vesting conditions. On September 27, 1999, the Board of Directors decided to grant 2,425 options to certain employees of the company at an exercise price of [e] 1.83 which is not less than the average stock market price of the shares over the 20 business days preceding the date of grant. The options begin vesting two years after the date of grant and were fully vested as of January 1, 2003 (i.e., three years and three months after the date of grant). Shares acquired pursuant to the options cannot be sold prior to five years from the date of grant. The options expire on December 31, 2009 (i.e., ten years and three months after the date of grant) or when employment with the Company ceases, whichever occurs earlier.

    On June 24, 1999, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 68,540 options to purchase pre-existing shares and 86,885 options to subscribe to new shares, at a fixed exercise price to be set by the Supervisory Board. Conforming to this plan, on February 21, 2000, the Board of Directors granted 26,000 options to French employees meeting certain tenure criteria. The exercise price was fixed at U.S.$ 2.20 ([e] 2.39) per share. Of the 26,000 options, 16,000 options begin vesting two years after the date of grant and were fully vested as of March 1, 2003; shares acquired pursuant to the options cannot be sold prior to five years from the date of grant. The options expire on February 28, 2010 (i.e. ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The 10,000 remaining options granted on February 21 began vesting on date of grant and were fully vested on January 1, 2003, corresponding option expires on December 31, 2004 or when employment with the Company ceases, whichever occurs earlier. On April 2, 2001, the Board of Directors granted 86,885 options to subscribe to new shares to a Member of the Executive Board meeting certain tenure criteria. The exercise price was fixed at $ 1.561 ([e] 1.76) per share. Options began vesting at the date of grant and expire on March 31, 2011 (i.e. ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. On December 18, 2000, the Board of Directors decided to grant 9,000 options to one employee of the Company at an exercise price of $
2.20 ([e] 2.39) which is not less than the average stock market price of the shares over the 20 business days preceding the date of grant. The options began vesting two years after the date of grant and were fully vested as of January 1, 2003. Shares acquired pursuant to the options cannot be sold prior to five years from the date of grant. The options expire on December 31, 2010 (i.e., ten years and three months after the date of grant) or when employment with the Company ceases, whichever occurs earlier.

    On June 12, 2001, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 300,000 options to purchase pre-existing Shares and 80,000 options to subscribe to new shares, at a fixed exercise price to be set by the Supervisory Board. Conforming this plan, on September 25, 2001, the Board of Directors granted 307,115 options to purchase shares (among which 33,540 options were related to the plan authorized by the Shareholders on June 24, 1999) and granted 80,000 options to subscribe to new shares, to employees of the Company meeting certain tenure criteria. The exercise price was fixed at U.S.$ 1.92 ([e] 2.08) per share. Options begin vesting one year after the date of grant and are fully vested as of September 25, 2005. Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on September 25, 2011 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier.

    On March 21, 2002, a Member of the Executive Board exercised his option to subscribe to 47,421 new shares (out of the 86,885 options to subscribe to new shares authorized on June 24, 1999) at an exercise price of U.S.$ 1.561
([e] 1.76). The capital of the Company has then been increased from [e] 1,081 thousand to [e] 1,087 thousand and the number of shares issued increased from 8,315,400 to 8,362,821.

    On June 18, 2002, conforming ot June 12, 2001 stock option plan, the Board of Directors granted the remaining 26,425 options to French employees meeting certain tenure criteria. The exercise

                                     F--21

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

price was fixed at U.S.$ 1.92 ([e] 2.02) per share. Options began vesting one year after the date of grant and are fully vested as of June 18, 2006 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 18, 2012 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier.

    All options to be potentially purchased through the exercise of stock options are currently held as treasury stock.

    A summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

                                         2003                2002               2001
                                  ------------------  -----------------  -----------------
                                            WEIGHTED           WEIGHTED           WEIGHTED
                                             AVERAGE            AVERAGE            AVERAGE
                                            EXERCISE           EXERCISE           EXERCISE
                                              PRICE              PRICE              PRICE
                                   OPTIONS    ([e])   OPTIONS    ([e])   OPTIONS    ([e])
                                  --------  --------  -------  --------  -------  --------
Outstanding on January 1,.......   654,341      2.58  721,550      2.53  303,675      3.53
Granted.........................       ---       ---   26,425      2.02  474,000      2.02
Exercised.......................       ---       ---  (47,421)     1.76      ---       ---
Forfeited.......................  (263,079)     2.43  (46,213)     2.37  (56,125)     3.66
Expired.........................       ---       ---      ---       ---      ---       ---
                                  --------  --------  -------  --------  -------  --------
Outstanding on December 31,.....   391,262      2.68  654,341      2.58  721,550      2.53
                                  ========  ========  =======  ========  =======  ========
Exercisable on December 31,.....   272,442      2.94  353,324      3.00  271,160      3.03
                                  ========  ========  =======  ========  =======  ========

Shares available on December 31
  for Share purchase options
  that may be granted                    0       ---        0       ---   26,425       ---


    The following table summarizes information about stock options to purchase shares already held by the Company as Treasury shares, or to subscribe to new Shares, at December 31, 2003:

                                      OUTSTANDING OPTIONS            EXERCISABLE OPTIONS
                             ------------------------------------  -----------------------
                                        WEIGHTED
                                        AVERAGE       WEIGHTED                 WEIGHTED
                                       REMAINING       AVERAGE                  AVERAGE
EXERCISE PRICES                       CONTRACTUAL  EXERCISE PRICE           EXERCISE PRICE
([e])                        OPTIONS      LIFE          ([e])      OPTIONS       ([e])
---------------------------  -------  -----------  --------------  -------  --------------
[e] 3.81...................  133,625          4.7            3.81  133,625            3.81
[e] 2.39...................   19,000          6.6            2.39   19,000            2.39
[e]2.08 (1)................  207,000          8.0            2.08  103,500            2.08
[e] 2.02 (2)...............   20,425          8.5            2.02    5,105            2.02
[e] 1.83...................   11,212          5.1            1.83   11,212            1.83
                             -------  -----------  --------------  -------  --------------
[e] 1.83 to [e] 3.81.......  391,262          5.5            2.68  272,442            2.94
                             =======  ===========  ==============  =======  ==============

----------
(1) All the 207,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) based on the noon buying rate on September 25, 2001 ($1 = [e]1.085).

(2) All the 20,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) based on the noon buying rate on June 18, 2002 ($1 = [e] 1.0545).

                                     F--22

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation" (APB 25), and its related interpretations in accounting for its employee stock options. Under APB 25 and its related interpretations, the options granted or modified in 2002 and 2001 did not result in recording any compensation expense, additional compensation expense or reversal of compensation expense.


16---OTHER REVENUE

    Other revenue consists of the following:

                                                            2003    2002    2001
                                                          ------  ------  ------
Royalties...............................................     124      97      70
Grants and others.......................................     319     139      91
                                                          ------  ------  ------
Total...................................................     443     236     161
                                                          ======  ======  ======

    TMS S.A. and EDAP S.A. received grants of [e] 75 thousand in 2003 and TMS S.A. received grants of [e] 81 thousand and [e] 30 thousand in 2002 and 2001, respectively, from the French Ministry of Research and Development. In 2003, the Company received [e] 140 thousand for insurance indemnification which is classified in "Grants and Others" caption.


17---OPERATING EXPENSES

    Operating expenses include bad debt expenses which are classified in depreciation and amortization and amounting to [e] 41 thousand, [e] 51 thousand and [e] 127 thousand for the years ended December 31, 2003, 2002 and 2001, respectively. These operating expenses also include allowance for slow moving inventory which is classifed as cost of goods sold and amounts to [e] 569 thousand, [e] 624 thousand and [e] 1,124 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

    In 2003, after an extensive review of the businesses, with consideration of the current economic situation and in order to maintain the competitiveness of the Company, EDAP TMS S.A. implemented a reduction in headcount in its two French operational divisions. The reductions represent a decrease of 22% of the French based workforce. The Company recorded then non-recurring expenses of [e] 2.1 million, including [e] 1.8 million of employee termination expenses and [e] 0.2 million of legal and various expenses linked to this reorganization. The balance of the provision as of December 31, 2003 amounts to [e] 2.0 million. It also included additional [e] 0.1 million related to other non-recurring expenses, not directly linked to the reorganization.

    In 2002, following the Company's decision to restructure and reorganize its the activities into two operating divisions, the Company recorded non-recurring expenses of [e] 1.2 million, including [e] 0.8 million of employee termination expenses, [e] 0.2 million of legal expenses linked to this reorganization and [e] 0.2 million related to various non-recurring expenses.


18---INTEREST (EXPENSE) INCOME, NET

                                                            2003    2002    2001
                                                          ------  ------  ------
Interest income.........................................     284     502     991
Interest expense........................................    (107)    (47)   (297)
                                                          ------  ------  ------
Total...................................................     177     455     694
                                                          ======  ======  ======

                             F--23

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

19---OTHER INCOME, NET

                                                            2003    2002    2001
                                                          ------  ------  ------
Net gain (loss) on sale of Urologix common stock........    (123)  1,669  12,242
Other (loss)/income, net................................     (95)   (194)     31
                                                          ------  ------  ------
Total...................................................  (218)    1,475  12,273
                                                          ======  ======  ======

    The net gain on sale of Urologix Common Stock in 2001 and 2002 reflected the net gain on the sale of Urologix Common Stock during the year (see Note 3).


20---INCOME TAXES

    20-1 INCOME BEFORE INCOME TAXES

    Income (loss) before income taxes is comprised of the following components:

                                                            2003    2002    2001
                                                          ------  ------  ------
France..................................................  (8,509) (3,633) (2,224)
Other countries.........................................    (581)   (240) 10,243
                                                          ------  ------  ------
Total...................................................  (9,090) (3,873)  8,019
                                                          ======  ======  ======

    20-2 INCOME TAX EXPENSE

    Income tax (expense)/benefit consists of the following:

                                                            2003    2002    2001
                                                          ------  ------  ------
Current income tax expense:.............................     ---     ---     ---
 France ................................................     (22)    (59)    (35)
 Other countries .......................................     (78)    (91)   (723)
                                                          ------  ------  ------
Sub-total current income tax expense....................    (100)   (150)   (758)
                                                          ------  ------  ------

Deferred income tax (expense) benefit:
 France ................................................     149      (1)   (177)
 Other countries .......................................      65     (16)     53
                                                          ------  ------  ------
Sub-total deferred income tax (expense) benefit.........     214     (17)   (124)
                                                          ------  ------  ------
Total...................................................     114    (167)   (882)
                                                          ======  ======  ======

                                     F--24

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

    20-3   DEFERRED INCOME TAX:

    Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effect of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                    2003    2002
                                                                  ------  ------
Elimination of intercompany profit in inventory.................     288     264

Other items.....................................................     411     283
Net operating loss carryforwards................................   5,433   3,295
                                                                  ------  ------
Total deferred tax assets.......................................   6,133   3,842
Capital leases treated as operating leases for tax..............      (1)    ---
Other items.....................................................     (85)   (161)
                                                                  ------  ------
Total deferred tax liabilities..................................     (86)   (161)
Net deferred tax assets.........................................   6,047   3,681
Valuation allowance for deferred tax assets.....................  (5,715) (3,576)
                                                                  ------  ------
Deferred tax assets, net of allowance...........................     332     105
                                                                  ======  ======

    Base net operating loss carryforwards of [e] 1,641 thousand, [e] 2,669 thousand, [e] 2,185 thousand, [e] 426 thousand and [e] 8,840 thousand as of December 31, 2003 are available at EDAP Technomed Inc., TMS S.A., EDAP S.A., Edap Technomed Italia S.R.L. and EDAP TMS S.A., respectively. This net operating loss generates a deferred tax assets of [e] 5,433 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2003, [e] 4,701 thousand out of these [e] 5,433 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carryforwards expire in years 2004 through 2010. In accordance with SFAS No. 109, a 100% valuation allowance is recorded as realization of these amounts, as well as other net deferred tax assets existing at EDAP TMS S.A. and certain subsidiaries, is not considered more likely than not.

    Deferred taxes have not been provided on the undistributed earnings of domestic subsidiaries as these earnings, with the exception of the earnings of TMS S.A. which benefited from the tax exemption, can be distributed tax-free to EDAP TMS S.A. The tax exempted earnings of TMS S.A. would normally be taxable if distributed to EDAP TMS S.A. via dividends. However, no taxes will be due if the Company first incorporates these earnings into statutory capital and then makes a distribution via a statutory capital reduction (redemption). As the Company intends on implementing this tax planning opportunity in the event a distribution were to be made, no deferred taxes have been provided on these earnings.

                                     F--25

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

    20-4    EFFECTIVE TAX RATE

    A reconciliation of differences between the statutory French income tax rate and the Company's effective tax rate is as follows:

                                                            2003    2002    2001
                                                          ------  ------  ------
French statutory rate...................................    34.3%   34.3%   35.3%
Non deductible amortization of goodwill and
  other intangibles.....................................     ---     ---     0.8%
Income of foreign subsidiaries taxed at
  different tax rates...................................     0.1%    0.4%   (0.5%)
Effect of net operating loss carryforwards and valuation
  allowances............................................   (23.5%) (25.0%) (23.0%)
Non deductible entertainment expenses...................    (0.3%)  (0.2%)   0.2%
Other...................................................    (9.3%) (13.8%)  (1.8%)
Effective tax rate......................................     1.3%   (4.3%)    11%

21---COMMITMENTS AND CONTINGENCIES

    21-1 COMMITMENTS

    The Company currently has commitments regarding its operating leases as described in Note 11-2.

    21-2 LITIGATION

    The Company is involved in a number of claims and lawsuits considered normal in its business, including employee litigation and product liability matters. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2003, and for the year then ended.


22---FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No. 107 "Disclosure about fair value of financial instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company's financial instruments are compared below to the recorded amounts at December 31, 2003 and 2002.

                                          DECEMBER 31,          DECEMBER 31,
                                      --------------------  --------------------
                                        2003       2003       2002       2002
                                      RECORDED   ESTIMATED  RECORDED   ESTIMATED
                                        VALUE   FAIR VALUE    VALUE   FAIR VALUE
                                      --------  ----------  --------  ----------
Assets:
 Cash and cash equivalents..........    10,429      10,429    15,755      15,755
 Trade accounts and notes
    receivable, net     ............     8,000       8,000     9,222       9,222
 Investments available for sale.....       ---         ---        82          82
Liabilities:
 Short-term borrowings..............       222         222       699         699
 Trade accounts payable.............     3,262       3,262     4,198       4,198
 Notes payable......................       698         698       969         969
 Long-term debt.....................         7           6        23          21



                                     F--26

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


23---CONCENTRATION OF CREDIT RISK

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

    The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of [e] 0.5 and [e] 0.9 million as of December 31, 2003 and 2002. Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

    In 2003, the Company did not generate a significant revenue with a single customer. As of December 31, 2002, approximately [e] 1.6 million or 17.3% of the Company's net accounts receivable were attributable a single customer; and
1.1 million or 12.5% of the Company's net accounts receivable were attributable to this same customer as of December 2001.


24---FOREIGN CURRENCY TRANSACTIONS

    The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company's operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company's results of operations. As of December 31, 2003, the Company had an option to hedge against Japanese Yen for an amount of JPY 50 million (i.e. [e] 377 thousand). The option expired on March 29, 2004. The cost related to this hedging option amounted JPY 911 (i.e. [e] 7 thousand).


25---SEGMENT INFORMATION

    In July of fiscal year 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A.; the HIFU division; and the Urological Devices and Services division. The following tables set forth the key income statement figures, by segment, for fiscal years 2003, 2002 and 2001 and the key balance sheet figures, by segment, for fiscal years 2003 and 2002.

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

                                     F--27

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net income is as follows:

                                                            2003    2002    2001
                                                          ------  ------  ------
Segment operating (loss) profit.........................  (8,121) (4,776) (5,114)
Interest income (expense), net..........................     177     455     694
Currency exchange (losses) gains, net...................    (928) (1,027)    166
Other income, net.......................................    (218)  1,475  12,273
Income tax (expense) credit.............................     114    (167)   (882)
                                                          ------  ------  ------
Consolidated net income.................................  (8,976) (4,040)  7,137
                                                          ======  ======  ======

    A summary of the Company's operations by business unit is presented below for years ending December 31, 2003, 2002 and 2001:

                                                                                                               TOTAL
                                                     HIFU DIVISION  UDS DIVISION  EDAP TMS  CONSOLIDATION  CONSOLIDATED
                                                     -------------  ------------  --------  -------------  ------------
2003
External sales of medical devices..................          1,148         7,364                                  8,512
External sales of spares parts, supplies & services          1,709         7,809                                  9,518
Internal segment revenues..........................              3         1,967                   (1,970)          ---
Other revenues.....................................             99           342         2                          443
                                                     -------------  ------------  --------  -------------  ------------
Total Revenues.....................................          2,959        17,482         2         (1,970)       18,473
                                                     -------------  ------------  --------  -------------  ------------
Total COS..........................................         (2,056)      (12,771)      ---          1,733       (13,094)
                                                     -------------  ------------  --------  -------------  ------------
Gross margin.......................................            903         4,711       ---           (237)        5,379
                                                     -------------  ------------  --------  -------------  ------------
R&D................................................         (1,523)         (313)                                (1,836)
Clinical trials....................................           (651)          ---                                   (651)
Regulatory.........................................           (171)         (412)                                  (583)
Marketing..........................................           (944)         (322)                                (1,266)
Selling............................................         (1,079)       (1,883)                                (2,962)
G&A................................................           (747)       (2,005)   (1,353)                      (4,105)
Non recurring......................................         (1,590)         (463)      (44)                       (2097)
                                                     -------------  ------------  --------  -------------  ------------
Total expenses.....................................         (6,705)       (5,398)   (1,397)           ---        13,500
                                                     -------------  ------------  --------  -------------  ------------
Operating income (loss)............................         (5,802)         (687)   (1,395)          (237)       (8,121)
                                                     -------------  ------------  --------  -------------  ------------
Assets.............................................          9,432        21,050     5,238         (3,810)       31,910
Capital expenditures...............................            635          1138        25                        1,798
Long lived assets..................................          1,334         1,541        28                        2,903
Goodwill...........................................            645         1,767                                  2,412



                                     F--28

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

                                                                                                               TOTAL
                                                     HIFU DIVISION  UDS DIVISION  EDAP TMS  CONSOLIDATION  CONSOLIDATED
                                                     -------------  ------------  --------  -------------  ------------
2002
External sales of medical devices..................          1,890         8,486       ---            ---        10,376
External sales of spares parts, supplies & services          1,189         8,160       ---            ---         9,349
Internal segment revenues..........................            262         1,573       ---         (1,835)          ---
Other revenues.....................................             35           201       ---            ---           236
                                                     -------------  ------------  --------  -------------  ------------
Total Revenues.....................................          3,376        18,419       ---         (1,835)       19,961
                                                     -------------  ------------  --------  -------------  ------------
Total COS..........................................         (1,877)      (11,461)      ---          1,835       (11,503)
                                                     -------------  ------------  --------  -------------  ------------
Gross margin.......................................          1,499         6,959       ---            ---         8,458
                                                     -------------  ------------  --------  -------------  ------------
R&D................................................         (1,532)         (379)      ---             69        (1,842)
Clinical trials....................................           (550)          ---       ---            ---          (550)
Regulatory.........................................           (440)         (518)      ---            164          (794)
Marketing..........................................           (690)         (783)      ---             63        (1,410)
Selling............................................           (747)       (1,996)      ---            129        (2,614)
G&A................................................           (939)       (2,236)   (1,183)          (426)       (4,784)
Non recurring......................................            ---          (478)     (762)           ---        (1,240)
                                                     -------------  ------------  --------  -------------  ------------
Total expenses.....................................         (4,898)       (6,390)   (1,946)                     (13,234)
                                                     -------------  ------------  --------  -------------  ------------
Operating income (loss)............................         (3,399)          569    (1,946)                      (4,776)
                                                     -------------  ------------  --------  -------------  ------------
Assets.............................................         13,712        25,859     5,656         (5,439)       39,788
Capital expenditures...............................            440           787         8            ---         1,235
Long lived assets..................................          1,024           954         7            ---         1,985
Goodwill...........................................            645         1,767       ---            ---         2,412


                                      F--29

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

                                                                                                               TOTAL
                                                     HIFU DIVISION  UDS DIVISION  EDAP TMS  CONSOLIDATION  CONSOLIDATED
                                                     -------------  ------------  --------  -------------  ------------
2001
External sales of medical devices..................          1,115         9,645       ---            ---        10,760
External sales of spares parts, supplies & services            464        12,580       ---            ---        13,044
Internal segment revenues..........................              0           912       ---           (912)          ---
Other revenues.....................................             15           146       ---            ---           161
                                                     -------------  ------------  --------  -------------  ------------
Total Revenues.....................................          1,594        23,283       ---           (912)       23,965
                                                     -------------  ------------  --------  -------------  ------------
Total COS..........................................           (947)      (15,951)      ---            912       (15,986)
                                                     -------------  ------------  --------  -------------  ------------
Gross margin.......................................            647         7,332       ---            ---         7,979
                                                     -------------  ------------  --------  -------------  ------------
R&D................................................         (1,373)         (583)      ---            ---        (1,956)
Clinical trials....................................           (529)          (90)      ---            ---          (619)
Regulatory.........................................           (330)         (525)      ---            ---          (855)
Marketing..........................................           (518)         (986)      ---            ---        (1,504)
Selling............................................           (560)       (2,159)      ---            ---        (2,720)
G&A................................................           (704)       (3,482)   (1,253)           ---        (5,440)
                                                     -------------  ------------  --------  -------------  ------------
Total expenses.....................................         (4,014)       (7,826)   (1,253)           ---       (13,093)
                                                     -------------  ------------  --------  -------------  ------------
Operating income (loss)............................         (3,367)         (494)   (1,253)                      (5,114)
                                                     -------------  ------------  --------  -------------  ------------
Assets.............................................         12,146        33,852    12,445         (5,328)       53,114
Capital expenditures...............................            429           961        27            ---         1,417
Long lived assets..................................          1,112         1,029        26            ---         2,167
Goodwill...........................................            645         1,767       ---            ---         2,412


                                      F--30

                         EDAP TMS S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (IN THOUSANDS OF EUROS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)

26---VALUATION ACCOUNTS

                                                     ALLOWANCE FOR
                                                        DOUBTFUL    SLOW-MOVING
                                                        ACCOUNTS     INVENTORY
                                                      -------------  -----------
Restated balance as of December 31, 2000............          1,163        2,635
                                                      -------------  -----------
Charges to costs and expenses.......................            128        1,124
Deductions: write-off of bad debts provided
  in prior periods..................................           (375)      (1,697)
Translation adjustment..............................              1            6
                                                      -------------  -----------
Restated balance as of December 31, 2001............            917        2,068

Charges to costs and expenses.......................             51          624
Deductions: write-off of bad debts provided in
  prior periods.....................................           (106)      (1,144)
Translation adjustment..............................            ---          (20)
                                                      =============  ===========
Restated balance as of December 31, 2002............            862        1,528
Charges to costs and expenses.......................             41          569
Deductions: write-off of bad debts provided
  in prior periods..................................           (377)        (380)
                                                      =============  ===========
Restated balance as of December 31, 2003............            526        1,717

27---SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Interest and income taxes paid are as follows:

                                                            2003    2002    2001
                                                          ------  ------  ------
Income taxes paid (refunds received)....................    (560)    112    (784)
Interest paid...........................................      21       2     198
Interest received.......................................     223     278     167

    Non-cash transactions:

                                                            2003    2002    2001
                                                          ------  ------  ------
Capital lease obligations incurred......................     792     ---     245

                                     F--31

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                                                    EXHIBIT 4.1


 (PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND MARKED CONFIDENTIAL [*****]
                   AND FILED SEPARATELY WITH THE COMMISSION)


                            DISTRIBUTION AGREEMENT

       THIS DISTRIBUTION AGREEMENT (hereinafter this "Agreement") is made and entered into this 25th day of February, 2004 (the "Effective Date"), by and between HT Prostate Therapy Management Company, LLC, a Delaware Limited Liability Company ("HT Prostate"), and EDAP TMS S.A., a French societe anonyme ("Parent Corporation"), EDAP S.A., a French societe anonyme ("HIFU Subsidiary") and Technomed Medical Systems S.A., a French societe anonyme ("Manufacturing Subsidiary" and, collectively with Parent Corporation and HIFU Subsidiary, "EDAP").

       WHEREAS, HT Prostate is a wholly owned subsidiary of HealthTronics Surgical Services, Inc., a Georgia corporation ("HealthTronics"). HealthTronics and HT Prostate have expertise in gaining United States Food and Drug Administration ("FDA") approval for the marketing of medical devices in the United States. HT Prostate and HealthTronics also have expertise in the United States of America (the "Territory") in distributing, and providing services for, such medical devices;

       WHEREAS, EDAP desires to utilize the services of HT Prostate and HealthTronics to obtain FDA approval to market a medical device that utilizes High Intensity Focused Ultrasound ("HIFU") to provide minimally invasive treatment of prostate cancer (such medical device, the "Ablatherm"); and

     WHEREAS, EDAP recognizes the substantial cost and time involved in obtaining FDA approval and therefore desires to grant HT Prostate in accordance with the terms set forth in the Transaction Documents (as defined below) (i) the exclusive distribution rights to market the Ablatherm in the Territory and (ii) a warrant to purchase 1,000,000 ordinary shares of the Parent Corporation.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, HT Prostate and EDAP, intending to be legally bound, agree as follows:

1.     DEFINITIONS AND INTERPRETATIONS

1.1. DEFINED TERMS. Unless the context shall otherwise require, terms used and not defined herein shall have the following meanings:

       "Ablapak" has the meaning assigned to such term in Section 3.1.

       "Ablatherm" has the meaning assigned to such term in the recitals.

       "Ablatherm Related Devices" has the meaning assigned to such term in
       Section 4.1.

       "Ablatherm Related Marks" has the meaning assigned to such term in
       Section 8.1.

       "Agreement" has the meaning assigned to such term in the preamble.

       "Approved Limited Use" has the meaning assigned to such term in Section 5.1(c).

       "Base Year Price List" has the meaning assigned to such term in Section 6.1(c).

       "Board of Directors Resolution" has the meaning assigned to such term in
       Section 12.1(a).

       "Confidential Information" has the meaning assigned to such term in
       Section 11.

       "Disclosing Party" has the meaning assigned to such term in Section 11.

       "EDAP" has the meaning assigned to such term in the preamble.

       "EDAP Indemnified Parties" has the meaning assigned to such term in
       Section 10.2.

       "EDAP IP" has the meaning assigned to such term in Section 8.3.

       "EDAP Party" has the meaning assigned to such term in Section 2.1.

       "Effective Date" has the meaning assigned to such term in the preamble.

       "Escrow Agent" means Euro Emetteurs Finance S.A..

       "Escrow Agreement" means that certain Contrat de Service de Titres et de Sequestre, set forth as Exhibit D by and between Parent Corporation, HT Prostate and the Escrow Agent.

       "Exclusive Distribution Rights" has the meaning assigned to such term in
       Section 4.1.

       "FDA" has the meaning assigned to such term in the recitals.

       "First Renewal Term" has the meaning assigned to such term in Section
       9.1.

       "HealthTronics" has the meaning assigned to such term in the recitals.

       "HIFU" has the meaning assigned to such term in the recitals.

       "HIFU Subsidiary" has the meaning assigned to such term in the preamble.

       "HT Prostate" has the meaning assigned to such term in the preamble.

       "HT Prostate Corporate Headquarters" has the meaning assigned to such term in Section 6.1(a).

       "HT Prostate Indemnified Parties" has the meaning assigned to such term in Section 10.1.

       "Initial Term" has the meaning assigned to such term in Section 9.1.

       "INSERM" has the meaning assigned to such term in Section 5.

       "Losses" means any and all liabilities, obligations, duties, demands, claims, actions, causes of action, assessments, losses, costs, damages, deficiencies, fines or expenses, including, interest, penalties, reasonable attorneys' fees and all amounts paid in investigation, defense or settlement of any of the foregoing.

       "Manufacturing IP" has the meaning assigned to such term in Section 5.

       "Manufacturing Subsidiary" has the meaning assigned to such term in the preamble.

       "New Treatment" has the meaning assigned to such term in Section 4.1(a).

       "Parent Corporation" has the meaning assigned to such term in the preamble.

       "PMA" has the meaning assigned to such term in Section 3.1.

       "Products" has the meaning assigned to such term in Section 3.1.

       "Product Liability Claim" has the meaning assigned to such term in
       Section 10.3.

       "Receiving Party" has the meaning assigned to such term in Section 11.

       "Rules" has the meaning assigned to such term in Section 13.11(b).

       "Sample Devices" has the meaning assigned to such term in Section 3.3.

       "Specifications" has the meaning assigned to such term in Section 6.3.

       "Subsequent Renewal Term" has the meaning assigned to such term in
       Section 9.1.

       "Trainers" has the meaning assigned to such term in Section 3.5.

       "Training Program" has the meaning assigned to such term in Section 6.3.

       "Transaction Documents" means this Agreement and the Escrow Agreement.

       "Territory" has the meaning assigned to such term in the recitals.

       "Warrant Exercise Milestone" has the meaning assigned to such term in
       Section 12.1(b).

       "Warrants" has the meaning assigned to such term in Section 12.1(a).

1.2. TERMS GENERALLY. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise,
       (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth therein); (b) any reference herein to any person or entity shall be construed to include such person's or entity's successors and permitted assigns; and (c) the words "herein", "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement and all references herein to Sections, Exhibits and Schedules shall be construed to refer to Sections, Exhibits and Schedules of this Agreement.

2.     Representations and Warranties.

2.1. REPRESENTATIONS AND WARRANTIES OF EDAP. PARENT CORPORATION, HIFU SUBSIDIARY AND MANUFACTURING SUBSIDIARY (EACH, AN "EDAP PARTY") REPRESENT TO HT PROSTATE THAT, AS OF THE DATE HEREOF:

       (a) Each EDAP Party is a societe anonyme duly organized and validly existing under the laws of the Republic of France, with power and authority (corporate and other) to conduct its business, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it conducts any business so as to require such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on HT Prostate.

       (b) Each EDAP Party has the corporate power and authority to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder, and the Transaction Documents to which each EDAP Party is a party have been duly and validly authorized by such EDAP Party, and have been duly and validly executed and delivered by such EDAP Party and, assuming due authorization, execution and delivery by the other parties thereto, are valid and binding obligations of such EDAP Party, enforceable against such EDAP Party in accordance with their terms.

       (c) The execution, delivery and performance by each EDAP Party of the Transaction Documents to which it is a party will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement or instrument to which such EDAP Party is a party or by which such EDAP Party or any material portion of its properties or assets is bound, or result in any violation of any statute or any order, rule or regulation of any governmental authority having jurisdiction over such EDAP Party, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on HT Prostate, nor will such action result in any violation of the provisions of the statuts, corporate charter, by-laws or other constituent document of such EDAP Party.

       (d) HIFU Subsidiary is the owner of the Ablatherm Related Marks and all goodwill associated therewith and has the right and ability to grant the trademark license granted in Section 8.1. To the knowledge of HIFU Subsidiary, the use of the Ablatherm Related Marks in accordance with the terms hereof does not infringe any United States intellectual property rights of any third party.

       (e) Subject, in each case, to the rights and interests held by INSERM, EDAP owns all rights in and to the Products, is the exclusive owner of all intellectual property rights associated with the Products, and has the right to license the Products to HT Prostate in accordance with the terms of this Agreement. To the knowledge of EDAP, the use of the Products in accordance with the specification for such Products, a copy of which is attached as Schedule B, does not infringe upon the intellectual property rights of any third party. EDAP is not aware of any invention, device or equipment that is owned, operated or marketed by any third party which infringes upon EDAP's intellectual property rights in and to the Products.

2.2. REPRESENTATIONS AND WARRANTIES OF HT PROSTATE. HT PROSTATE REPRESENTS TO EACH EDAP PARTY THAT, AS OF THE DATE HEREOF:

       (a) HT Prostate is a limited liability company duly organized and validly existing under the laws of the State of Delaware, with power and authority (corporate and other) to conduct its business, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it conducts any business so as to require such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on any EDAP Party.

       (b) HT Prostate has the corporate power and authority to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder, and the Transaction Documents to which HT Prostate is a party have been duly and validly authorized by HT Prostate, and have been duly and validly executed and delivered by HT Prostate and, assuming due authorization, execution and delivery by the other parties thereto, are valid and binding obligations of HT Prostate, enforceable against HT Prostate in accordance with their terms.

       (c) The execution, delivery and performance by HT Prostate of the Transaction Documents to which it is a party will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement or instrument to which HT Prostate is a party or by which HT Prostate or any material portion of its properties or assets is bound, or result in any violation of any statute or any order, rule or regulation of any governmental authority having jurisdiction over HT Prostate, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on any EDAP Party, nor will such action result in any violation of the provisions of the corporate charter, by-laws or other constituent document of HT Prostate.

3.     FDA PRE-MARKET APPROVAL.

3.1. (a) HT Prostate hereby agrees to use commercially reasonable efforts to begin enrollment of patients and commence treatment on the initial patient or patients as part of the human clinical trials necessary to obtain Pre-Market Approval from the FDA ("PMA") to market the Ablatherm and the single-use consumable used with the Ablatherm in patient treatment (the "Ablapak", and together with the Ablatherm, the "Products") in the Territory as a primary treatment for prostate cancer within one (1) year of the Effective Date of this Agreement. HT Prostate shall use commercially reasonable efforts to complete the necessary patient enrollment in the requisite clinical trials for the Products not later than eighteen (18) months following its receipt of full approval of the investigational device exemption for the Products from the FDA. HT Prostate shall use its best efforts to obtain the PMA from the FDA to market the Products in the Territory within five (5) years of the Effective Date of this Agreement.

       (b) On a twice-yearly basis, HT Prostate shall provide EDAP with a written update regarding HT Prostate's progress in obtaining a PMA for the Products and, as applicable, any Ablatherm Related Device. Such updates shall include details regarding the clinical trials (including patient enrollment numbers) and all submissions to, and correspondence with, the FDA during such period. In addition, prior to making any submission to the FDA regarding the Products or any Ablatherm Related Device, HT Prostate shall (i) provide EDAP copies of any such proposed submission materials and (ii) reasonably consider any comments or proposed changes EDAP may make with respect to such submission materials.

3.2. HT Prostate will pay all costs associated with obtaining a PMA for the Products, except as specifically detailed in Sections 3.3, 3.4, 3.5 and
       3.6 of this Agreement.

3.3. EDAP shall provide ****** Ablatherm devices (the "Sample Devices") to HT Prostate during the clinical trial period prior to submitting the PMA application to the FDA. Upon submission of the PMA application and continuing until 6 months after approval of the PMA application, HT Prostate will have the option to purchase the Sample Devices at **************************** determined as of the date the PMA application is submitted to the
       FDA,******************************************************************.

3.4. During the clinical trials and prior to receipt of PMA for the Products, EDAP shall provide to HT Prostate at no cost, (a) all the Ablapaks required for and used in clinical trials and (b) the parts required to keep the Sample Devices in proper working order. EDAP's requirement to provide Ablapaks at no cost to HT Prostate, however, shall not exceed the amount necessary for use in clinical trials on the total number of patients required to be enrolled in order to obtain PMA for the Products, plus an additional amount for ordinary course spoilage and/or breakage, not to exceed 10 Ablapaks.

3.5. EDAP shall provide training at the offices of EDAP to 4 technicians of HT Prostate (or its service affiliate) (the "Trainers") to enable the Trainers to (a) maintain and service the Products and any Ablatherm Related Devices and (b) train and authorize other HT Prostate technicians to service the Products and any Ablatherm Related Devices and to provide treatment services with the Products and any Ablatherm Related Devices, at no charge to HT Prostate until PMA is obtained; provided that HT Prostate shall pay the cost of any honorariums that EDAP is required to pay in connection with such training. Further, HT Prostate shall pay all travel, accommodation and other reasonable expenses for such Trainers in connection with their training. HT Prostate shall bear all costs associated with the training of all HT Prostate technicians other than the Trainers. No person, other than a Trainer, may authorize or train any other HT Prostate technician.

3.6. For so long as HT Prostate is conducting clinical trials of the Products in accordance with the terms of this Agreement, EDAP shall pay the cost of any honorariums in connection with not more than three healthcare educational experts' visits to the United States each year. EDAP's requirement to pay the cost of any such honorariums, however, shall be limited to those costs associated with visits not exceeding, in the aggregate, twenty-one (21) days per year. The identity of such visiting experts and the schedule of visits shall be mutually agreed by the parties. HT Prostate will arrange and pay all travel, accommodation and other reasonable expenses for such experts.

3.7. HT Prostate shall pay all associated costs for testing the Products in Europe if required in connection with obtaining PMA.

3.8.   (a) HT Prostate shall be the sole and exclusive owner of the PMA for
       (i) the Products and (ii) any Ablatherm Related Device for which HT Prostate obtains Exclusive Distribution Rights pursuant to Section 4, upon approval and grant by the FDA. However, should HT Prostate abandon the Ablatherm, begin distributing a competing HIFU technology, or fail to meet its purchase commitments during the Initial Term, as described in sections 4.2 and 9.1 below, or if this Agreement is otherwise terminated in accordance with Section 9, ownership of the PMA shall transfer to EDAP, and HT Prostate, promptly and at its sole expense, shall execute such deeds, assignments, endorsements and other instruments and documents and shall take such further actions as shall be necessary to effect such transfer, including providing the FDA notice of such transfer. In the event of such transfer of ownership unless the transfer occurs because of a material breach by HT Prostate of Section 5 or
       Section 8 hereof, EDAP shall license such PMA to HT Prostate on a non-exclusive basis to market the Products purchased from EDAP prior to such transfer.

       (b) Promptly following any transfer of the PMA to EDAP as described in paragraph (a) of this Section 3.8, HT Prostate shall provide to EDAP all supportive materials and data substantiating representations made to the FDA or any other U.S. governmental authority in its filings therewith in relation to the Products and any Ablatherm Related Device, including any and all testing data in the possession, or under the control, of HT Prostate or HealthTronics, whether or not submitted to the FDA or any other U.S. governmental authority.

3.9. HT Prostate shall deliver to EDAP in electronic format such labeling for the Products and any Ablatherm Related Device for which HT Prostate obtains Exclusive Distribution Rights in accordance with Section 4 as is required by the FDA, whether upon receipt of PMA or at any time thereafter, including physicians' manuals, training manuals and maintenance manuals. HT Prostate shall deliver such labeling in a timely manner in order to allow EDAP to comply with any such FDA requirements in the manufacture, labeling and delivery of the Products and any Ablatherm Related Device for which HT Prostate obtains Exclusive Distribution Rights in accordance with Section 4.

3.10. HT Prostate shall comply in all respects with all applicable laws, regulations and orders to which it may be subject that relate to its performance of obligations under this Agreement including all FDA rules, regulations and procedures. HT Prostate will use its best efforts to maintain in full force and effect all consents, approvals and clearances of any governmental or other regulatory authority that are required to be obtained by it to perform this Agreement and will use its best efforts to obtain any that may become necessary in the future.

4.     EXCLUSIVE DISTRIBUTOR.

4.1. Subject to receipt by HT Prostate of PMA for the Products and pursuant to the terms of this Agreement:

       (a) EDAP hereby appoints HT Prostate, and HT Prostate hereby accepts its appointment, as the exclusive distributor of the Products in the Territory. Such distribution rights (the "Exclusive Distribution Rights") shall also include the exclusive distribution rights for any and all devices or processes currently or subsequently manufactured or distributed at any time by EDAP for the treatment of prostate cancer in each case, that are an improvement, new model or new version of the Ablatherm (such devices, together with their related consumable, if any, "Ablatherm Related Devices"), all pursuant to the terms of this Agreement; provided, that HT Prostate at its own cost and expense obtains the necessary FDA approvals for distribution of such devices in the Territory; provided, further that in the event HT Prostate does not desire Exclusive Distribution Rights with respect to any Ablatherm Related Device, it shall nonetheless use its best efforts to obtain the necessary FDA approvals for such device so long as EDAP reimburses HT Prostate for any reasonable costs so incurred. In the event EDAP wishes to obtain a PMA for, and distribute (or have distributed) in the Territory any device or process manufactured or distributed by EDAP for the treatment of prostate cancer other than the Products or any Ablatherm Related Device (a "New Treatment") then EDAP shall offer HT Prostate the right to obtain the PMA and to act as the exclusive distributor for such New Treatment on terms (including timing, price and quantity) reasonably negotiated by EDAP and HT Prostate. If EDAP and HT Prostate fail to negotiate the terms of such agreement within 90 days, EDAP shall be free to itself, or through any third party of its choosing, obtain a PMA for, and distribute such New Treatment in the Territory; provided that EDAP shall not permit a third party to obtain such PMA or distribute such New Treatment in the Territory except on terms substantially equivalent to the terms initially offered to HT Prostate.

       (b) EDAP agrees that it will not, directly or indirectly, sell, distribute, or offer treatment with, the Ablatherm or any Ablatherm Related Device, in the Territory, other than pursuant to this Agreement.

       EDAP shall include in its contracts for sale of the Ablatherm or any Ablatherm Related Device for which HT Prostate has Exclusive Distribution Rights in accordance with this Section 4 outside the Territory limitations prohibiting resale or shipment by the purchaser of such Ablatherms or such Ablatherm Related Devices into the Territory (and requiring any such subsequent purchaser to include such contractual limitations upon its resale or shipment of the Ablatherm or other such devices); provided, that such provisions are legally enforceable in the relevant jurisdictions in the reasonable judgment of EDAP. EDAP will use commercially reasonable efforts to monitor and enforce such contractual restrictions for sales outside the Territory.

       (c) HT Prostate agrees that it will not, directly or indirectly, sell, distribute, or offer treatment with, the Ablatherm or any Ablatherm Related Device, outside the Territory. HT Prostate shall include in its contracts for sale of the Ablatherm or any Ablatherm Related Devices in the Territory limitations prohibiting resale or shipment by the purchaser of such Ablatherms or Ablatherm Related Devices outside the Territory (and requiring any such subsequent purchaser to include such contractual limitations upon its resale or shipment of the Ablatherm or other such devices); provided, that such provisions are legally enforceable in the relevant jurisdictions in the reasonable judgment of HT Prostate. HT Prostate will use commercially reasonable efforts to monitor and enforce such contractual restrictions for sales in the Territory.

       (d) EDAP will refer all inquiries for purchase or use of the Products or Ablatherm Related Devices in the Territory to HT Prostate. HT Prostate will refer all inquiries for purchase or use of the Products or Ablatherm Related Devices outside the Territory to EDAP.

4.2. In order to retain the Exclusive Distribution Rights, following receipt of PMA for the Products, HT Prostate must purchase Products, Ablatherm Related Devices, or repair parts or services for the Products or the Ablatherm Related Devices from EDAP worth at least ************************** per year and an average of
       ***************************************** per year, such average to be calculated at the end of each ************* term in accordance with
       Section 9.1; provided, however, that HT Prostate shall have no further purchase requirement in the event it receives manufacturing rights for all Products and Ablatherm Related Devices for which HT Prostate obtains Exclusive Distribution Rights under Section 5.

4.3. EDAP shall deliver those Products and Ablatherm Related Devices ordered by HT Prostate in a manner ready for distribution by HT Prostrate in the Territory. HT Prostate shall not relabel, repackage or otherwise modify any such Product or device and shall distribute any such Product or device as the same was received by HT Prostate from EDAP, unless as otherwise negotiated pursuant to Section 4.4 below.

4.4. Upon request of either party and as permitted by applicable law, the parties shall negotiate in good faith the terms of a co- branding arrangement for the Products and any Ablatherm Related Devices in the Territory.

5.     MANUFACTURING RIGHTS.

5.1. (a) In the event EDAP is unable and unwilling to manufacture and deliver any medical device for which HT Prostate has Exclusive Distribution Rights (or any consumable of such device) and for which HT Prostate has received the necessary FDA approvals, HT Prostate may request manufacturing rights for such device (or the related consumable).

       (b) Following delivery of any such manufacturing rights request, if EDAP:

              (i) consents to such request; or

              (ii) otherwise remains unable or unwilling to manufacture and deliver any such device (or related consumable), as evidenced by EDAP's failure to make available for delivery to HT Prostate any such device or consumable (other than any such failure caused by any of the factors described in Section 13.1) for a period exceeding (A) 180 days following such request if EDAP is unable to manufacture and deliver any such device or consumable due to regulatory or legal constraints or (B) 90 days following such manufacturing rights request in other circumstances, then EDAP shall comply with such manufacturing rights request as set forth in paragraph (c) of this Section 5.

       (c) EDAP shall grant to HT Prostate an exclusive, royalty-free, non-transferable, non-sublicensable, non-assignable license to EDAP's patents and know-how (including technical drawings), in each case, that directly relate to the manufacture of such device or consumable solely as and to the extent necessary to enable HT Prostate to manufacture and distribute such device or consumable in the Territory (the "Approved Limited Use") for a period of ten (10) years from the date granted (such patents and know-how, the "Manufacturing IP"); provided, that in the case of any such patents which EDAP jointly owns with the Institut National de la Sante et de Recherche Medicale ("INSERM"), EDAP shall use commercially reasonable efforts to itself license or to cause INSERM to license such patents to HT Prostate. From and after the date HT Prostate is granted any such license, HT Prostate shall be liable for any royalty or other amounts owing to INSERM (including amounts owed by EDAP as a result of the grant of such license to HT Prostate), if any, in connection with the use of any such patent by HT Prostate. EDAP shall use commercially reasonable efforts to provide HT Prostate access to such accessories, disposables or service parts necessary in order to maintain or use any such devices which EDAP is no longer willing to manufacture or is unable to manufacture on the terms provided herein at such cost as is mutually agreeable to the parties at such time. Upon such grant, EDAP, with the cooperation and assistance of HT Prostate and at HT Prostate's sole expense, shall use commercially reasonable efforts to prepare and record the license as it pertains to patents before the National Patent Registry in France and before the European Patent Office.

6.     DEVICE SALES.

6.1. (a) EDAP shall supply the Ablatherm or any Ablatherm Related Device as distributed pursuant to the terms of this Agreement to HT Prostate at a price of [*****] per device due 30 days after receipt of such device by HT Prostate in the Territory at its offices, at the address set forth on the signature page below or at any other address HT Prostate designates by notice to EDAP (such address, the "HT Prostate Corporate Headquarters"). In the event that HT Prostate obtains Exclusive Distribution Rights with respect to any Ablatherm Related Device, the parties shall negotiate in good faith the applicable price for such device. However, EDAP agrees to renegotiate the price of the Ablatherm or any Ablatherm Related Device if HT Prostate is not able, after diligent efforts, to secure at least a [*****] margin on the resale of such Ablatherm or Ablatherm Related Device in the Territory.

       (b) EDAP shall supply Ablapaks used by the Ablatherm or any consumable required for use with any Ablatherm Related Device as distributed pursuant to the terms of this Agreement to HT Prostate at a price of [****] per unit due 30 days after receipt of such consumable by HT Prostate at the HT Prostate Corporate Headquarters. However, EDAP agrees to renegotiate the price of the Ablapak if HT Prostate is not able, after diligent efforts, to secure at least a [******] margin on the resale or use of the Ablapak.

       (c) EDAP shall supply to HT Prostate all repair parts and supplies for the Ablatherm or any Ablatherm Related Device at the US dollar equivalent price of the prices listed in EDAP's 2004 Ablatherm Distributors Price List ("Base Year Price List"), a copy of which is attached as Schedule C. EDAP agrees that the prices listed in the Base Year Price List shall not increase until one year following receipt of PMA for the Products. Thereafter, EDAP further agrees that the prices in the Base Year Price List shall not increase by more than [*******] for a period of 10 years; provided, that EDAP shall use reasonable efforts to pass along any cost savings it realizes on such parts and supplies to HT Prostate.

       (d) EDAP will deliver ordered Products "Ex-Works," as defined in Incoterms 2000 (published by the International Chamber of Commerce) by placing the Products at the disposal of HT Prostate at EDAP's manufacturing facility in Lyon, France on the specified delivery date.

6.2. THE PRICES QUOTED IN SECTION 6.1(A) AND SECTION 6.1(B) SHALL NOT INCREASE DURING THE FIRST *********** FOLLOWING RECEIPT OF PMA FOR THE PRODUCTS. THEREAFTER, THE PARTIES SHALL NEGOTIATE PRICES BUT IN NO EVENT WILL ANY PRICE QUOTED HEREIN INCREASE BY MORE THAN *********.

6.3. EDAP warrants that, for a period of ****** months, each Product and Ablatherm Related Device shall be free of defects and shall perform substantially in accordance with the specifications for such Product or device (the "Specifications"), as such Specifications may be amended from time to time by notice to HT Prostate. (A copy of the Product Specifications as of the date hereof is attached as Schedule B.) The **-month period will begin upon HT Prostate's placement of such Product or Ablatherm Related Device in service, however the warranty period shall not extend beyond ** months after shipment to HT Prostate in accordance with Section 6.1(d). During the warranty period, HT Prostrate's sole remedy for breach of the warranty shall be that EDAP will repair or replace all Products or Ablatherm Related Devices that are defective; provided, that EDAP shall not be obligated to repair or replace any Product or Ablatherm Related Device not functioning as a result of damage caused or misuse by HT Prostate, any sub-distributor or the end user and provided, further, that any warranty provided by EDAP shall be void if the applicable Product or Ablatherm Related Device is repaired or serviced by any person not trained or authorized by EDAP to make such repair or provide such service or if it is repaired using parts not provided by EDAP. Any person trained by a Trainer to make such repair or provide such service in accordance with the training materials and other certification guidelines provided by EDAP (as such materials may be updated from time to time, the "Training Program") shall be deemed to be authorized by EDAP upon its receipt of written confirmation from HT Prostate that such person has been trained in accordance with the Training Program. EDAP will supply to HT Prostate at no charge a basic stock of spare parts that will include at least one of each component used in the Ablatherm and any Ablatherm Related Device.

6.4. Following receipt of PMA for the Products, HT Prostate shall provide EDAP with a six (6) month rolling forecast of HT Prostate's anticipated product needs during the term of this Agreement. The forecast will contain two levels of order commitment. The first ninety (90) days will be a firm order and will be fixed with respect to both quantity and delivery date, as mutually agreed upon by EDAP and HT Prostate. The second ninety (90) days will be a forecast and will contain HT Prostate's current estimate of demand for the Products and Ablatherm Related Devices and will be provided only for EDAP's planning purposes.

7. TRAINING. EDAP agrees to provide, at no charge to HT Prostate, a mutually agreed upon reasonable amount of training and education at the offices of the Parent Corporation to 5 designated employees of HT Prostate with respect to the sales, marketing and use of the Products described in this Agreement; provided, that HT Prostate shall pay the cost of any honorariums that EDAP is required to pay in connection with such training. HT Prostate shall pay all travel, accommodation and other reasonable expenses for the trainees identified by HT Prostate.

8.     INTELLECTUAL PROPERTY.

8.1. LICENSE. HIFU Subsidiary hereby grants HT Prostate, and HT Prostate hereby accepts, an exclusive, royalty-bearing, non- assignable, non-transferable, non-sublicensable license to use the trademarks, proprietary names and other marks set forth in Schedule A (the "Ablatherm Related Marks") in the Territory during the term of this Agreement solely for the purpose of marketing, distributing and providing services for the Products and Ablatherm Related Devices as permitted herein. In consideration for this exclusive license, HT Prostate agrees to pay EDAP an amount equal to 10% of the sales price of the Products sold to HT Prostate by EDAP. Both EDAP and HT Prostate agree that this royalty is included in the sales prices referenced in, or determined pursuant to,
       Section 6 of this Agreement. In marketing and distributing the Products and Ablatherm Related Devices, HT Prostate shall use the Ablatherm Related Marks only and shall not use any other trademark, proprietary name or other mark on any Product or Ablatherm Related Device except as may be provided pursuant to Section 4.4. HT Prostate shall use the Ablatherm Related Marks in the same style, typeface and graphic appearance as specified by HIFU Subsidiary, unless otherwise approved in writing by HIFU Subsidiary. HT Prostate shall not use the Ablatherm Related Marks in any other manner, either alone or in combination with any other word, mark, logo or symbol, except with the prior written consent of HIFU Subsidiary. The exercise of HT Prostate's rights to manufacture the Products under Section 5 and the subsequent removal of purchase requirements or royalty fees shall not terminate or affect the license provided herein. At HT Prostate's expense, EDAP shall record the trademark license granted herein with the National Trademark Registry. Following termination of this Agreement (other than a termination for material breach by HT Prostate of Section 5 or this Section 8), HT Prostate shall have a limited non-exclusive, non-assignable, non-transferable, non-sublicensable license to use the Ablatherm Related Marks solely for the purpose of (i) providing services for Products or Ablatherm Related Devices purchased during the term of this Agreement and (ii) advertising its provision of such services. The limited license shall continue only for so long as HT Prostate continues to provide such services and shall automatically terminate, without the need for any action by any party, thereafter.

8.2. QUALITY CONTROL. HT Prostate acknowledges that the Ablatherm Related Marks have established extremely valuable goodwill and reputation, and are well recognized among EDAP's customers, and that it is of great importance to HIFU Subsidiary that these high standards and reputation be maintained. Accordingly, in its use of the Ablatherm Related Marks, HT Prostate shall at all times maintain the high quality control standards for products and services relating to the use of such trademarks that are substantially equivalent to or stricter than the standards used by HT Prostate relating to the use of its trademarks or such other standards as may be provided by written notice by HIFU Subsidiary to HT Prostate. HIFU Subsidiary shall have the right to exercise quality control over the use by HT Prostate of the Ablatherm Related Marks to the degree necessary, in its reasonable opinion, to maintain the validity and enforceability of the Ablatherm Related Marks and to protect the goodwill associated therewith. In furtherance of the foregoing, upon the reasonable request of HIFU Subsidiary, HT Prostate shall supply HIFU Subsidiary with samples of any marketing or promotional materials used by HT Prostrate in connection with the Products or any other Ablatherm Related Device.

8.3. OWNERSHIP. HT Prostate acknowledges that, as between the parties: (a) one of the EDAP Parties is the owner of all right, title and interest in and to (i) the Ablatherm Related Marks (including all goodwill associated therewith) and (ii) all of the Manufacturing IP, (together with the Ablatherm Related Marks, the "EDAP IP"), and all legal protections with respect to the EDAP IP remain exclusively with the EDAP Party that is the owner thereof; and (b) except as expressly provided herein, it receives no proprietary rights whatsoever in or to the EDAP IP; (c) all goodwill and improved reputation generated by its use of any Ablatherm Related Marks shall inure solely to the benefit of HIFU Subsidiary; and (d) upon the termination of (i) this Agreement and (ii) the trademark licenses granted herein for any reason, all goodwill in the Ablatherm Related Marks that may be held by HT Prostate notwithstanding the foregoing shall be and hereby is assigned to HIFU Subsidiary, without the need for any further action by an person or entity, and, in any event, HT Prostate shall cooperate with EDAP to take any action reasonably necessary to effect such assignment, which cooperation shall be provided without any additional consideration. For the avoidance of doubt, nothing herein is intended to give any EDAP Party any rights in any trademark of HT Prostate.

8.4. NOTIFICATION. During the term of this Agreement and for any period thereafter during which HT Prostate is using any EDAP IP pursuant to a license from EDAP, HT Prostate shall notify EDAP immediately of any threat, warning or notice of any claim or action adverse to any EDAP Party's rights in the EDAP IP of which HT Prostate may become aware from time to time.

8.5. NO INCONSISTENT ACTION. HT Prostate shall not take any action inconsistent with the acknowledgments or agreements set forth in this
       Section 8, or inconsistent with any EDAP Party's rights in the EDAP IP. Without limiting the foregoing, HT Prostate shall not during the term of this Agreement and for any period thereafter during which HT Prostate is using any EDAP IP pursuant to a license from EDAP undertake to apply for intellectual property protection for the EDAP IP or any portion thereof. HT Prostate shall not: (a) use the EDAP IP in any way that may tend to impair the validity of any EDAP Party's rights therein; or (b) take any other action that in any EDAP Party's reasonable opinion would jeopardize or impair such EDAP Party's rights in the EDAP IP or its validity or enforceability.

8.6. VALUABLE PROPERTY. HT Prostate acknowledges and agrees that since the EDAP IP incorporates valuable trade secrets, any material violation by it of its obligations with respect to the EDAP IP hereunder may cause the EDAP Parties irreparable injury not compensable by money damages and for which the EDAP Parties may have no adequate remedy at law.

8.7. ENFORCEMENT AND PROTECTION OF INTELLECTUAL PROPERTY RIGHTS; COOPERATION OF HT PROSTATE. The enforcement and protection, including the decision of whether or not to prosecute infringements or maintain registrations of the EDAP Parties' rights in any EDAP IP will be in the sole discretion and control of the applicable EDAP Party and any and all recoveries resulting from such actions will be retained by such EDAP Party. HT Prostate agrees that it shall execute such documents and provide such additional cooperation to the applicable EDAP Party, at such EDAP Party's expense, as such EDAP Party reasonably may request in order to perfect, evidence, protect or secure the EDAP IP and to conduct such prosecution, registration or defense.

8.8. MODIFICATIONS. To the extent any EDAP Party improves or modifies any Product or any Ablatherm Related Device in response to information supplied to any EDAP Party by HT Prostate, HT Prostate acknowledges and agrees that any such improvement or modification and all intellectual property rights therein are the sole and exclusive property of the EDAP Party making such modification or improvement.

8.9. ABANDONMENT. All limitations on HT Prostate provided in this Section 8 in regards to EDAP IP shall terminate with respect to any EDAP IP abandoned by EDAP.

9.     TERM AND TERMINATION.

9.1. TERM. The term of this Agreement will commence on the date first written above and, unless earlier terminated as set forth below, continue for a period of ************** from the date HT Prostate receives PMA for the Products (the "Initial Term"). This Agreement will renew automatically for an additional successive ************** term (the "First Renewal Term") upon the termination of the Initial Term; provided, that (a) HT Prostate has met its commitment to purchase at least *********************************** per year during the Initial Term and an average of *********************************** per year during the
       Initial Term, such average to be calculated at the end of the Initial Term, in each case worth of Products, Ablatherm Related Devices, or repair parts or services for the Products or Ablatherm Related Devices or
       (b) any failure to meet such purchase commitment is waived by EDAP, in its sole discretion. Following the completion of the First Renewal Term, this Agreement will renew for additional successive ************* terms (individually, "Subsequent Renewal Term") unless either party gives the other party written notice of termination at least thirty (30) days prior to the end of the then-current term.

9.2. DEFAULT. The foregoing notwithstanding, a party by written notice of default to the other party, may terminate this Agreement (a) if the other party breaches a material provision of this Agreement and the breach is incurable or the breaching party does not cure such material breach within forty-five (45) calendar days after receipt of written notice of the material breach; or (b) immediately upon the other party's insolvency, institution of bankruptcy, commencement of liquidation proceedings or the appointment of a trustee or receiver of the other party's property or business. For avoidance of doubt, the following shall be considered material breaches, subject to the cure period set forth in subsection 9.2(a) above: any failure by any party to pay an amount when due and payable under the Agreement and any failure by HT Prostate to comply with its obligations pursuant to Sections 3.1(a), 3.2, 3.7, 3.8, 3.9, 3.10, 4.1, 4.2 or 8. A breach of Section 3.1(b) or 6.4 shall not constitute a material breach for purposes of this Section 9.2.

9.3. TERMINATION. Upon termination of this Agreement for any reason except for a material breach by EDAP or is EDAP meets any requirement of Section 9.2(b), HT Prostate's Exclusive Distribution Rights and, except as otherwise expressly provided herein, all licenses to use any EDAP IP shall terminate and EDAP shall have the right to distribute the Products and any Ablatherm Related Device for which HT Prostate had obtained Exclusive Distribution Rights pursuant to Section 6 described herein directly or through another distributor in the Territory. Notwithstanding the foregoing, following any such termination (other than a termination as a result of a breach by HT Prostate of Section 8) HT Prostate shall retain the right to market and utilize any Products and Ablatherm Related Devices purchased from EDAP during the term of this Agreement and any Products or Ablatherm Related Devices manufactured by HT Prostate pursuant to, and in accordance with the terms of, any manufacturing rights it may receive under Section 5. Each party's rights and obligations under this Section 9.3 and Sections 3.8, 9.4, 10, 11 and 13 shall survive any termination of this Agreement, as shall any other rights and obligations which the parties herein expressly agree shall survive such termination.

9.4.   DISCLAIMER OF WARRANTIES. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN
       SECTION 2 AND SECTION 6.3 OR EXCEPT AS OTHERWISE STATED HEREIN, NO EDAP PARTY, ANY OF THEIR RESPECTIVE AFFILIATES, THIRD-PARTY VENDORS, CONTRACTORS, OR TECHNOLOGY SUPPLIERS, OR ANY OF THE FOREGOING PERSONS' RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES OR AGENTS MAKES ANY REPRESENTATION OR WARRANTY TO HT PROSTATE OR ANY OTHER PERSON AS TO THE ABLATHERM, ABLAPAK, OR ANY ABLATHERM RELATED DEVICE OR ANY CONSUMABLE RELATED THERETO (INCLUDING, IN EACH CASE, ANY SOFTWARE THEREIN OR USED IN CONNECTION THEREWITH), WHETHER EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ANY WARRANTY OF NON-INFRINGEMENT, OR ANY WARRANTY REGARDING THE USE OF OR INABILITY TO USE, OR THE RESULTS OF, THE ABLATHERM, ABLAPAK, ANY ABLATHERM RELATED DEVICE AND ANY CONSUMABLE RELATED THERETO (INCLUDING, IN EACH CASE, ANY SOFTWARE THEREIN OR USED IN CONNECTION THEREWITH) OR ANY WARRANTY THAT THEY WILL CONFORM TO ANY DESCRIPTION THEREOF, BE FREE OF ERRORS OR DEFECTS OR PERFORM ANY DESIRED OPERATIONS OR FUNCTIONS. HT PROSTATE AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN OR AS EXPRESSLY SET FORTH IN SECTION 2 AND SECTION 6.3, THE ABLATHERM, ABLAPAK, OR ANY ABLATHERM RELATED DEVICE OR ANY CONSUMABLE RELATED THERETO (INCLUDING, IN EACH CASE, ANY SOFDTWARE THEREIN OR USED IN CONNECTION THEREWITH) ARE PROVIDED ON AN "AS IS" BASIS AT HT PROSTATE'S SOLE RISK. FURTHER, WITHOUT LIMITING THE WARRANTIES EXPRESSELY STATED HEREIN, EACH EDAP PARTY EXPRESSLY DISCLAIMS, AND HT PROSTATE WAIVES, ANY AND ALL IMPLIED WARRANTIES, INCLUDING WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

10.    INDEMNIFICATION.

10.1.  INDEMNIFICATION BY EDAP. Subject to the terms and conditions of this
       Section 10, EDAP agrees to indemnify and hold harmless HT Prostate, including any of its directors, officers, employees or agents (the "HT Prostate Indemnified Parties") from and against any and all Losses resulting from any third-party claim arising from a breach of any of the representations and warranties or covenants of any EDAP Party contained in this Agreement.

10.2. INDEMNIFICATION BY HT PROSTATE. Subject to the terms and conditions of this Section 10, HT Prostate agrees to indemnify and hold harmless each EDAP Party, including any of its directors, officers, employees or agents (the "EDAP Indemnified Parties") from and against any and all Losses resulting from any third- party claim arising from a breach of any of the representations and warranties or covenants of HT Prostate contained in this Agreement.

10.3.  INDEMNIFICATION FOR PRODUCT LIABILITY CLAIMS. Subject to Section 6.3:

       (a) each of the EDAP Parties will also indemnify and hold harmless the HT Prostate Indemnified Parties, against all Losses arising from any claims, threatened or actual, for product liability, including product liability claims brought under the Employee Retirement Income Security Act of 1974 (each, a "Product Liability Claim") in so far as such Losses result from
       (i) subject in each case to the exceptions to EDAP's warranty in Section 6.3, the failure of a Product or Ablatherm Related Device to operate in accordance with the specifications therefor, (ii) a material defect in the design or manufacture by any EDAP Party of any such Product or device, (iii) the servicing or repair by any EDAP Party, any Trainer or any technician trained by a Trainer in accordance with the Training Program of the Products or any Ablatherm Related Device relating thereto,
       (iv) the training by EDAP of the Trainers or (v) actions or omissions directly attributable to any EDAP Party; and

       (b) HT Prostate will also indemnify and hold harmless the EDAP Indemnified Parties, against all Losses arising from any Product Liability Claim in so far as such Losses result from (i) the manufacture or modification by HT Prostate or any of its affiliates of the Products, any Ablatherm Related Device or repair parts relating thereto, (ii) the servicing or repair by any person or any Product, Ablatherm Related Device or repair parts other than as authorized by EDAP, (iii) the marketing, distribution or installation of any Product or Ablatherm Related Devices in the Territory, (iv) the training of any technicians, other than the Trainers, for servicing, repair or use of the Products or the Ablatherm Related Devices to the extent such training was not in accordance with the Training Program, (v) any use by HT Prostate or any of its customers or transferees of any Product or Ablatherm Related Device other than in accordance with the labeling therefore, (vi) failure to properly maintain any such Product or device or to properly train any user of any such Product or device or (vii) actions or omissions directly attributable to HT Prostate or any of its affiliates, employees or sub-distributors.

       For avoidance of doubt, the parties hereby agree that the indemnification rights and obligations set forth in this Section 10.3 shall be the sole indemnifications rights and obligations of the parties in relation to any Product Liability Claim.

10.4. IP CLAIMS. In regards to any third party claim, action or demand relating to use by HT Prostate of the EDAP IP in accordance with the terms hereof in the event that any such intellectual property in the opinion of EDAP is likely to or does become the subject of a claim, action, suit or other proceeding EDAP shall at its option and expense, procure for HT Prostate the right to continue using such intellectual property, modify the intellectual property to make it non infringing or substitute intellectual property of similar capability.

10.5. Each party's indemnification obligations under this Section 10 are conditioned on the indemnified party's giving the indemnifying party (a) prompt written notice of any claim for which indemnification is sought;
       (b) complete control of the defense and settlement of such claim if requested by the indemnifying party; and (c) assistance and cooperation in such defense as the indemnifying party may reasonably request; provided, that reasonable out-of-pocket expenses incurred by the indemnified party in connection with such assistance shall be reimbursed promptly by the indemnifying party.

10.6.  This indemnity shall survive the termination of this Agreement.

10.7. Each of EDAP on the one hand, and HT Prostate on the other, must maintain, at its own cost, product liability insurance from an insurance carrier acceptable to the other with respect to the Products and Ablatherm Related Devices sold and/or used in the Territory in an amount and form acceptable by the other until such date as HT Prostate notifies EDAP that no Products or Ablatherm Related Devices purchased or manufactured by HT Prostate pursuant to this Agreement are being used in the Territory and for a 10 year period following such date. Each party shall use commercially reasonable efforts to include the other as an "also insured" party on such product liability insurance and deliver to the other party a certificate of insurance from its insurance carrier confirming such coverage prior to the shipment of the first Product in accordance with Section 6.1(d) and thereafter within sixty (60) days of the annual renewal of such policy..

10.8. Notwithstanding any other provision of the Agreement, the foregoing states the entire liability and obligation of each party with respect to claims of infringement of any intellectual property made by third parties arising under or related to this Agreement.

10.9. LIMITATION OF LIABILITY. EXCEPT WITH RESPECT TO CLAIMS UNDER SECTION 10 AND 11 OR CLAIMS RESPECTING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN NO EVENT SHALL ANY PARTY OR ITS AFFILIATES, THIRD PARTY VENDORS, CONTRACTORS OR TECHNOLOGY SUPPLIERS OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, OR AGENTS BE LIABLE FOR ANY SPECIAL, INDIRECT, EXEMPLARY, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES RELATING IN ANY MANNER TO THIS AGREEMENT OR USE OF OR INABILITY TO USE THE ABLATHERM, ABLAPAK, OR ANY ABLATHERM RELATED DEVICE OR ANY CONSUMABLE RELATED THERETO (INCLUDING, IN EACH CASE, ANY SOFTWARE THEREIN OR USED IN CONNECTION THEREWITH), REGARDLESS OF THE FORM OF ACTION (INCLUDING NEGLIGENCE AND STRICT LIABILITY), WHETHER OR NOT SUCH PERSONS HAVE BEEN ADVISED OF OR ANTICIPATED THE POSSIBILITY OF SUCH DAMAGES AND REGARDLESS OF WHETHER SUCH DAMAGES COULD HAVE BEEN FORESEEN.

11.    CONFIDENTIALITY.

       (a) Each party acknowledges that it may be given access to confidential information ("Confidential Information") of the other disclosed during the term of this Agreement, including ideas, trade secrets, procedures, methods, systems, concepts, technology, program code, source code, user interfaces, displays, file layouts, algorithms, inventions, technical know-how improvements, data, files, information relating to suppliers and customer identities and lists, records, business and marketing plans, user, training and operational manuals, printed collateral documentation and all similar information and other proprietary property of the parties, whether disclosed orally or in writing or by any other media. Notwithstanding the foregoing, upon disclosure of a referral customer under the terms of this Agreement, such customer shall no longer be deemed confidential or a trade secret of the referring party in regards to the party to whom it was disclosed. Each party (the "Receiving Party") acknowledges that the Confidential Information of the other party (the "Disclosing Party") contains valuable trade secrets and other proprietary information of the Disclosing Party and that any such Confidential Information will remain the sole and exclusive property of the Disclosing Party.

       (b) Each party will use the Confidential Information provided hereunder only for purposes directly related to the purpose for which it was provided and will further restrict disclosure of Confidential Information solely to its officers, employees and consultants with a need to know and who have agreed to be bound by the terms of this Section 9. Neither party will disclose such Confidential Information to any other parties, and will otherwise protect the Confidential Information with no less restrictive measures than it uses to protect its own Confidential Information which measures shall in no event be less than reasonably prudent measures. Information will not be deemed "Confidential Information" if such information: (a) was in the public domain at the time it was communicated to the Receiving Party; (b) becomes generally available to the public other than as result of a disclosure by the Receiving Party; (c) is rightfully communicated to the Receiving Party free of any obligation of confidence subsequent to the time it is communicated to the Receiving Party pursuant to this Agreement; (d) is independently developed or acquired by the Receiving Party without violation of this Agreement or (e) was in the Receiving Party's possession free of any obligation of confidence at the time it was communicated to the Receiving Party pursuant to this Agreement.

       (c) Notwithstanding the above, the Receiving Party shall not be in violation of this Section 11 with regard to a disclosure that was in response to a valid order by a court or other governmental body; provided that the Receiving Party provides the Disclosing Party with prompt written notice of such required disclosure where reasonably possible in order to permit the Disclosing Party to seek confidential treatment of such Confidential Information; and provided, further that the disclosure is made only to the extent required by the applicable order. The obligations of confidentiality with respect to a trade secret under applicable law shall continue until such information or data ceases to be a trade secret under applicable law and with respect to all other Confidential Information continue for the term of this Agreement and ten
       (10) years thereafter, or such longer period as may be required by applicable United States federal or state laws.

12.    WARRANTS.

12.1. WARRANTS. (a) As additional consideration for the time, expense and effort HT Prostate shall expend in obtaining PMA from the FDA for the Products and any Ablatherm Related Device and for distribution by HT Prostate of certain lithotripters (as described more fully in a separate agreement between the parties), on January 28, 2005 Parent Corporation shall issue to HT Prostate 1,000,000 warrants (bons de souscription d'actions) (the "Warrants"), each of which shall entitle the owner thereof to purchase from Parent Corporation one newly-issued ordinary share of the Parent Corporation at a price of U.S. $1.50 per share subject to the terms and restrictions set forth in the Escrow Agreement (including restrictions on transferability of the Warrants and any ordinary shares resulting from the exercise thereof). The Warrants shall be issued pursuant to the terms set forth in a resolution of the Board of Directors of the Parent Corporation, substantially in the form set forth as Exhibit A (the "Board of Directors Resolution"), in accordance with the authority granted to the Board of Directors in respect of such issuance pursuant to the resolution of the shareholders of the Parent Corporation, dated January 29, 2004 (a copy of which is attached hereto as Exhibit B).

       (b) At any time following the occurrence of any of the events described in the Board of Directors Resolution (each, a "Warrant Exercise Milestone"), HT Prostate shall be entitled to exercise an amount of Warrants equal to the amount set forth therein corresponding to such Warrant Exercise Milestone, in each case subject to the terms, procedures and restrictions set forth in the Escrow Agreement and the Board of Directors Resolution.

       (c) The parties hereby agree that promptly following the occurrence of any Warrant Exercise Milestone, each of HT Prostate and Parent Corporation shall execute and deliver to the other party and to the Escrow Agent a written acknowledgement that such Warrant Exercise Milestone has occurred, which acknowledgement shall be substantially in the form set forth as Exhibit C.

13.    GENERAL.

13.1. FORCE MAJEURE. Neither party hereto shall be responsible for any failure to perform its obligations under this Agreement (other than obligations to pay money) if such failure is caused by acts of God, force majeure, strikes, revolutions, lack or failure of electrical or telecommunications facilities, including failure of the public Internet, laws or governmental regulations or other causes that are beyond the reasonable control of such party; provided, however, that the party suffering such delay notifies the other party of the delay within a reasonable period after it learns of the delay.

13.2. GOVERNING LAW. This Agreement will be construed and enforced in accordance with the laws of the State of Georgia.

13.3. SEVERABILITY. If any one or more provisions of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, unenforceable, or void, the remainder of this Agreement shall remain in full force and effect.

13.4. AMENDMENT. This Agreement may be amended or supplemented only by a writing that refers specifically to this Agreement and is signed by duly authorized representatives of all parties.

13.5. WAIVER. Any failure of an EDAP Party or HT Prostate to comply with any obligation, provision or condition herein may be waived by HT Prostate or the EDAP Parties, respectively, only by a written instrument signed by the party granting such waiver, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

13.6. NOTICES. All notices required to be sent by any party under this Agreement shall be in writing and deemed given: (a) three (3) business days after being sent by commercial overnight courier with written verification of receipt; or (b) when received after being mailed postage prepaid by certified or registered mail, return receipt requested to the party to be notified, at the respective addresses set forth on the signature page below, or at such other address which may hereinafter be designated in writing.

13.7. SUCCESSORS AND ASSIGNS. This Agreement and the rights, duties and obligations arising hereunder shall be binding upon and inure to the benefit of the parties and to their respective successors and permitted assigns. Neither HT Prostate nor any EDAP Party may assign this Agreement or its rights, duties or obligations hereunder without the prior written consent of the EDAP Parties or HT Prostate, respectively, such consent not to be unreasonably withheld or delayed, and any prohibited assignment of this Agreement shall be null and void; provided, however that, except as otherwise provided herein, any party may assign its rights, duties or obligations hereunder to the successor of its business in connection with a merger, acquisition or another event resulting in the sale of all, or substantially all, of the stock or assets of such party.

13.8. RELATIONSHIP. The relationship between the EDAP Parties, on the one hand, and HT Prostate, on the other hand, under this Agreement shall be that only of an independent contractor. Nothing contained in this Agreement shall be construed as creating or deemed to create the relationship of employer and employee, a partnership, a joint venture, agency or other association between the EDAP Parties and HT Prostate. Each party agrees at all times to comply with all applicable laws and regulations in its performance of this Agreement. Nothing in this Agreement, expressed or implied, confers on any person other than the parties hereto (or their successors and permitted assigns), any rights, remedies, obligations or liabilities.

13.9. CUSTOMERS. Each party acknowledges that upon its entering into an agreement with a customer, the contractual agreement shall be exclusively between the customer and the contracting party. The termination of any contractual agreement between the customer and such party, if any, shall have no effect on the ongoing relationship of such customer and the other parties.1

13.10. ENTIRE AGREEMENT. This Agreement, the Escrow Agreement and any attachments hereto or thereto (all of which are incorporated herein by reference), when executed constitutes the entire agreement between the parties and supersedes any prior, collateral or contemporaneous negotiations, representations and agreements, oral or written, between the parties with respect to the subject matter hereof, including all representations made by each party which induced the other party, or parties to enter into this Agreement. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument. The Section headings and captions used in this Agreement are included merely for convenience of reference and are not to be considered part of, or to be used in the interpretation of the Agreement.

13.11. DISPUTE RESOLUTION.

       (a) Any dispute between HT Prostate and any EDAP Party arising out of or in connection with or relating to this Agreement (or any agreements or documents delivered by the parties hereto pursuant to the terms of this Agreement) or any alleged breach hereof may, at the option of either HT Prostate or such EDAP Party, be submitted for discussion and possible resolution by senior officers of HT Prostate and such EDAP Party, as designated by their respective chief executive officers.

       (b) All disputes arising out of or in connection with or relating to this Agreement, including those pertaining to the validity, interpretation, construction or breach hereof or of any legal obligation owed or claimed to be owed by any party hereto to any other party hereto, that is not otherwise amicably settled between the parties shall exclusively be resolved by arbitration between EDAP and HT Prostate pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the "Rules"), with the arbitration to be conducted in the English language and taking place in New York, New York, United States of America.

       (c) The arbitral tribunal shall be composed of three arbitrators appointed in accordance with the Rules. The Chairman of the arbitral tribunal shall be nominated by the two arbitrators nominated respectively by the Parent Corporation and HT Prostate, and if they fail to agree upon such Chairman within 30 days after the second arbitrator has been appointed, such Chairman shall be appointed by the American Arbitration Association. No arbitrator shall be or have been a present or past employee, officer, director, legal counsel, consultant or agent of either party or its affiliates. All arbitrators shall be of legal education, unless the parties agree otherwise at the time. Unless prohibited or restricted by applicable law, each party agrees to provide to the arbitrators and the other party, subject to a strict confidentiality agreement, such documents, other evidence, witness testimony as may reasonably be requested by the other party and as are relevant to the issues being arbitrated. The arbitrators may restrict or terminate discovery requests that they conclude are unreasonable, unduly burdensome or not relevant to the issues being arbitrated. Such discovery shall occur during a reasonable time period. The arbitrators shall not have the power to act as "amiable compositeurs" with respect to any dispute submitted to such arbitration, but rather shall make their decision based on their understanding and interpretation of the applicable law and facts. The fees and disbursements of the arbitrators shall be allocated between the disputing party and the other party to the dispute in the same proportion that the disputed items so submitted to the arbitrators that are unsuccessfully disputed by each (as finally determined by the arbitrators) bears to the total amount of all disputed items so submitted. Notwithstanding any provision of this Agreement to the contrary, (i) any party shall be entitled to seek a judicial order for interim relief to the extent necessary to safeguard the property that is the subject matter of an arbitration proceeding hereunder, and (ii) judgment upon the award rendered in any arbitration proceeding hereunder may be entered in any court having jurisdiction or application may be made to such court in a judicial acceptance of the award and an order by enforcement, as the case may be.

       (d) The arbitrators shall have no authority to award punitive, consequential or incidental damages nor any other damages not measured by the prevailing party's actual damages. Furthermore, either party, before or during any arbitration, may apply to a court having jurisdiction for a temporary restraining order or preliminary injunction where such relief is necessary to protect its interests pending completion of the arbitration proceedings.

       (e) Notwithstanding any other provision in this Section 13.11 to the contrary, either party may bring court proceedings or claims against the other as part of separate litigation commenced by an unrelated third party.

13.12. CURRENCY. All transactions between EDAP and HT Prostate pursuant to this Agreement shall be consummated with United States dollars.

                          SIGNATURES ON FOLLOWING PAGE

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement, under seal, as of the date first written above.

"HT PROSTATE"                      "EDAP"

HT PROSTATE THERAPY MANAGEMENT     EDAP TMS S.A.
COMPANY, LLC

By: /s/ Argil J. Wheelock          By: /s/ Philippe Chauveau
    ------------------------           ------------------------
    Argil J. Wheelock, M.D., CEO       Philippe Chauveau, Chairman and CEO

Address:  1841 West Oak Parkway    Address: 4-6 rue du Dauphine
          Suite A                           69120 Vaulx-en-Velin
          Marietta, GA  30062               FRANCE

Telephone No.: 770-419-0691        Telephone No.: +33 4 72 15 31 50
Facsimile No.: 770-419-9490        Facsimile No.: +33 4 72 15 31 51


                                   EDAP S.A.


                                   By:  /s/ Hugues de Bantel
                                        ------------------------

                                        Hugues de Bantel, President

                                   Address: 4-6 rue du Dauphine
                                            69120 Vaulx-en-Velin
                                            FRANCE

                                   Telephone No.: +33 4 72 15 31 50
                                   Facsimile No.: +33 4 72 15 31 51


                                   TECHNOMED MEDICAL SYSTEMS S.A.


                                   By:  /s/ Hugues de Bantel
                                        ------------------------

                                        Hugues de Bantel, President

                                   Address:  4-6 rue du Dauphine
                                             69120 Vaulx-en-Velin
                                             FRANCE

                                   Telephone No.: +33 4 72 15 31 50
                                   Facsimile No.: +33 4 72 15 31 51

                                  SCHEDULE A


                              THE ABLATHERM MARKS


ABLATHERM

ABLAPAK

ABLASONIC

                                  SCHEDULE B

                   TECHNICAL SPECIFICATIONS FOR THE PRODUCTS

                               [***************]

               [THE OMITTED PORTION CONSISTS OF EIGHT (8) PAGES]

                                  SCHEDULE C

                    2004 ABLATHERM DISTRIBUTORS PRICE LIST

                 ABLATHERM: DISTRIBUTOR MAJOR SPARE PARTS LIST

                 TECHNICAL CALCULATOR/CALCULATEUR TECHNIQUE

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
            Supply Module/Alimentation                   223066                                **********
         CPU PC 104 Board/Carte CPU PC 104               222606                                **********
          Interface Board/Carte Interface                222601                                **********
               IEEE Board/Carte IEEE                     222607                                **********
             A Mode Board/Carte Mode A                   222605                                **********
                I/O Board/Carte I/O                      224540                                **********
                 I/O Rack/Rack E/S                       223308                                **********

                         SHOOTING UNIT/ENSEMBLE DE TIR

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
          Case of Probes/Valise de Sondes                223048                                **********

                          COOLING UNIT/GROUPE FROID

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
        Cooling Tank/Bac de Refroidissement              220516                                **********
                    Pump/Pompe                           223316                                **********
             PT 100 Probe/Sonde PT 100                   223016                                **********
            Valve 1/4/Vanne 1/4 de Tour                  223073                                **********

                    USER INTERFACE/INTERFACE UTILISATEUR

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
        Movement Keyboard/Clavier Mouvement              222799                                **********
         Sector Keyboard /Clavier Secteur                223004                                **********
       Treatment Keyboard/Clavier Traitement             222800                                **********

                    CONTROL MODULE/MODULE DE CONTROLE

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
       Control Module Wheel (dia 0.75)/Roue
                 du MDC (dia 0.75)                       223091                                **********
        Control Module Wheel (dia 125/Roue
                 du MDC (dia 125)                        223090                                **********

                       X-Y-Z MOVEMENT/MOUVEMENT X-Y-Z

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
         Rotation System/Platine Rotation                223463                                **********
X Motion System (100mm)/Platine Translation X (100mm)    223461                                **********
 Z Motion System (50mm)/Platine Translation Z (50mm)     223462                                **********
          Automotion Rack/Rack Automatisme               220507                                **********
                 IEEE Cable/Cable IEEE                   223292                                **********
                Y Encoder/Encodeur Y                     222796                                **********
                L Encoder/Encodeur L                     222797                                **********
                T Encoder/Encodeur T                     222795                                **********
                  Actuator/Verin                         223346                                **********

                       ULTRASOUND RACK/RACK ECHOGRAPHE

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
               Part Name/Designation                    Ref/Code                  Distributor Prices/Prix Distributeur
          Ultrasound Rack/Rack Echographe                217381                                **********

                       POWER OSCILLATOR/RACK PUISSANCE

PART NAME/DESIGNATION                                   REF/CODE   DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
           Power Amplifier/Amplificateur                 223322                                **********
             706705 Cable/Cable 706705                   223639                                **********
             712713 Cable/Cable 712713                   223672                                **********
              Calorimeter/Calorimetre                    220521                                **********
  Generator 15 Mhz/Generateur de Fonction 15 Mhz         223323                                **********
      Wattmeter Rack/Sous-Ensemble Wattmetre             223324                                **********
                Wattmeter/Wattmetre                      223892                                **********

                    PATIENT SUPPORT UNIT/SUPPORT PATIENT

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
        Patient Movement Detector/Detecteur
               de Mouvement Patient                      223467                                **********
         Treatment Module Wheel/Roue pour
              le Module de Traitement                    223011                                **********

                     COMPUTER RACK/ENSEMBLE INFORMATIQUE

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
Video Frame Grabber PC Board/Carte Acquisition Video     223335                                  ******
  SCSI Controller PC Board/Carte Controleur SCSI         223337                                  ******
             Sound PC Board/Carte Son                    223332                                  ******
                 Keyboard/Clavier                        223341                                  ******
          15'' LCD Screen/Ecran LCD 15''                 223329                                  ******
                Printer/Imprimante                       218129                                  ******
                 Software/Logiciel                       223302                                  ******
             Computer/Ordinateur (UC)                    223336                                  ******
       External CD Player/Lecteur CD Externe             223338                                  ******
       ASSY Computer/Ordinateur Equipe (UC)              223331                                  ******
                   Mouse/Souris                          223340                                  ******

                   MAINTENANCE TOOLS/OUTILS DE MAINTENANCE

PART NAME/DESIGNATION                                   REF/CODE                  DISTRIBUTOR PRICES/PRIX DISTRIBUTEUR
              Testing Tank/Cuve Test                     221840                                  ******
Focal Point Test Tool/Ensemble Coupelle Point Focal      220549                                  ******

SALES CONDITIONS                                                                     CONDITIONS DE VENTE

WARRANTY                                                                                          GARANTIE
For each order of spare parts under warranty,               Pour toute commande de pieces au titre de
a warranty replacement request will                         la garantie, un formulaire de demande
have to be filled in and sent to us.                        d'echange sous garantie devra etre
                                                            complete et nous etre adresse.

These prices are without VAT and Ex-Works.                  Ces prix sont hors TVA et Depart Usine.
Minimum billing: EUR 450.00.                                Minimum de commande facturable : 450,00 EUR.
For any order below this amount, order                      Pour toute commande d'un montant
processing costs in the amount of EUR 75.00                 inferieur, il sera facture 75,00 EUR de
will be charged. Should you hesitate on a                   frais de dossier.
reference, please send us a diagram or a                    En cas de doute sur une reference,
description of the required part at :                       merci de nous adresser un schema ou un
SAV@edap-tms.fr                                             plan de la piece a :
                                                            SAV@edap-tms.fr


Purchase orders to be sent to:                              Toute commande de pieces sera adressee
                                                            a :
CARINE BUIRON                                               CARINE BUIRON
                                                            Telephone : 33 (0)4 72 15 31 50

Telefax Nr.: 33 (0)4 72 15 31 51                            Fax : 33 (0)4 72 15 31 51
E-mail: CBuiron@edap-hifu.com                               E-mail : CBuiron@edap-hifu.com

Only confirmed and written orders with an order             Seules les commandes ecrites avec un numero de commande (fax, courrier
number (mail, fax or e-mail) will be entered.               ou e-mail) seront traitees.

For economic or technical reasons, the prices and           Les prix et references peuvent etre modifies a tout moment
references can be modified at anytime.                      pour des raisons economiques ou techniques.

                                   EXHIBIT A

           FORM OF RESOLUTION OF BOARD OF DIRECTORS OF EDAP TMS S.A.

                                 EDAP TMS S.A.
                Limited Company with capital of [circle] Euros
         Registered office:  Parc d'activite La Poudrette Lamartine
                             4, rue du Dauphine
                         69120 Vaulx-en-Velin (France)
                           RCS:  Lyon B 316 488 204

                            MEETING MINUTES OF THE
                              BOARD OF DIRECTORS
                              ON 28 JANUARY 2005

[ January 28 ], 2005, at [          ] hours, the members of the Board of
Directors of EDAP TMS S.A. (the "Company") met [ with the registered office ], on convocation of the President of the Board of Directors carried out in accordance with the statutes of the Company, in order to deliberate the agenda of the next day:

1. Approval of the official report of the meeting of the Board of Directors on [date ]

2. Emission of share warrants for the profit of HT Prostate Therapy Management Company L.L.C and fixing the methods of these shares.

3.     Other issues

PRESENT AND REGISTERED IN THE ATTENDANCE BOOK:

*       Mr. Philippe Chauveau, President of the Board of Directors and
        General Manager,
*       Mr. Pierre Beysson, Director,
*       Professeur Guy Vallancien, Director,
*       Doctor Karim Fizazi, Director,
*       Mr. Olivier Missoffe, Director, and
*       Siemens France S.A., represented by Mr. Holger Schmidt.

REPESENTED:

*       [         ]

EXCUSED ABSENT:

*       [         ]

ALSO PRESENT :

* Mr. Hugues de Bantel, President of the Board of Directors of Technomed Medical Systems S.A. and EDAP S.A., and

*       Ms. Blandine Confort, General Attachee.

The council is chaired by Mr. Chauveau, President

Ms. Blandine Confort is acting, on the request of the President, as Secretary.

Mr. President notes that the quorum is reached and that the Board can deliberate. A review of the agenda questions is conducted:

1.     APPROVAL OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS ON
       [DATE ]

Mr. President submits to the Board the official report of the board meeting of [ date ].

After having deliberated, the Council, unanimously, approves the official report on [ date ].

2. EMISSION OF SHARE WARRANTS FOR THE PROFIT OF HT PROSTATE THERAPY MANAGEMENT COMPANY L.L.C AND FIXING THE METHOD OF THESE SHARES

The President reminds the Board that the General Assembly meeting of the shareholders of the Company on January 29, 2004, in the 1st resolution, has, in accordance with the provisions of the L.228-95 article of the Commercial law, authorized the Board of Directors to carry out the emission, once or several times, of a maximum of 1,000,000 (a million) share warrants, of one or more categories, giving the right to subscribe to shares of the Company at a rate of one stock per share and for a price of 1.50 US dollars, or the exchange value in euros, per share. It has decided that these shares would be allotted free to HT Prostate Therapy Management Company L.L.C. and removed the preferential duty of subscription of the shareholders for these shares and the stocks to which they give right, and authorized the Council to increase the Company's capital accordingly with the exercise of these shares. In addition, it is delegated to the Council all powers to carry out the emission of the shares, to stop the characteristics and the methods of exercise, to take measurements necessary for the reservation of the rights of the shareholders, to carry out the new issues of capital resulting from their exercise and the correlative statutory modifications and to generally do what is deemed necessary.

The President points out that the emission of these shares lies within the scope of the overall agreement reached with the HealthTronics group for the distribution of Ablatherm in the United States, an signed distribution agreement (Distribution Agreement) materialized on February [ ], 2004 between the Company, EDAP S.A., Technomed Medical Systems S.A. and HT Prostate Therapy Management Company L.L.C.

Consequently, it proposes that the Board establish the methods and issue these 1,000,000 share warrants reserved at HT Prostate Therapy Management Company L.L.C.

After having deliberated on it, the Board, making use of the authorization and the powers which were delegated to it by the General Assembly meeting referred to above in the 1st resolution, unanimously adopts the procedures of the emission of the shares warrants as follows:

1.    Number of Shares          Issue 1,000,000 (one million) autonomous
                                share warrants, giving each one the right of subscription to the Company (a
                                "share" divided into
                                seven distinct categories:

                                *         200,000 Shares A
                                *         200,000 Shares B
                                *         100,000 Shares C
                                *         100,000 Shares D

                                *         100,000 Shares E
                                *         100,000 Shares F
                                *         200,000 Shares G.

2.    Title holder              The shares are reserved by HT Prostate
                                Therapy Management Company L.L.C.

3.    Price of subscription     The issue is free .

4.    Date of issue             January 28, 2005.

5.    Date of exercise          In accordance with the Distribution Agreement
                                and the trade agreement concluded between the Company, its Dates of subsidiary companies and HT Prostate Therapy Management Company L.L.C., the shares could be exercised at the exercice following dates ("milestones"), dependent on the process of obtaining per HT Prostate Therapy
                                Management Company L.L.C. of "Pre-Market
                                Approval" ("PMA") validation of Ablatherm by the American "Food and Drug Administration" ("FDA") and acquisition by HT Prostate Therapy
                                Management Company L.L.C. or any other
                                HealthTronics Company (such as this term is defined in paragraph 10 below) lithotriteurs:

                                * Shares A will be exercisable, within the scope of work by HT Prostate Therapy Management Company L.L.C. of clinical trials for Ablatherm, as from the date of the last follow-up of the last patient of the clinical trial Ablatherm led by HT Prostate Therapy Management Company L.L.C., within the framework of a "IDE" ("Investigational Device Exemption"). It is understood by "last follow-up of the last patient" that this is the last evaluation such as defined in the protocol of the test concerned for constitution of the clinical file of first tender of PMA;
                                * Shares B will be exercisable from the tender by HT Prostate Therapy
                                          Management Company L.L.C. with the FDA
                                          filing of the homologation PMA
                                          ("Pre-Market Approval Application")
                                          relating to Ablatherm, complete, in
                                          final form and in conformity with the
                                          requirements of the FDA;

                                * Shares C will be exercisable at their issue, [HT Prostate Therapy Management Company L.L.C.] [or, if necessary:

                                * [name of the HealthTronics company carrying out the purchase], having purchased along with the company and its subsidiaries [indicate, if necessary, the company or the subsidiary of the company that HT Prostate bought lithotriteurs from during 2004] more than four (4) lithotriteurs during 2004,

                                *         Shares D will be exercisable as of
                                          January 1, 2006 in the event of the
                                          purchase of the Company or its
                                          subsidiaries, by HT Prostate Therapy
                                          Management Company L.L.C. or any other
                                          HealthTronics Company, of at least
                                          four (4) lithotriteurs during 2005,

                                *         Shares E will be exercisable as of
                                          January 1, 2007 in the event of the
                                          purchase of the Company or its
                                          subsidiaries, by HT Prostate Therapy
                                          Management Company L.L.C. or any other
                                          HealthTronics Company, of at least
                                          four (4) lithotriteurs during 2006,

                                *         Shares F will be exercisable as of
                                          January 1, 2008 in the event of the
                                          purchase of the Company or its
                                          subsidiaries, by HT Prostate Therapy
                                          Management Company L.L.C. or any other
                                          HealthTronics Company, of at least
                                          four (4) lithotriteurs during 2007,

                                * Shares G will be exercisable from the receipt by HT Prostate Therapy Management Company L.L.C. written confirmation from the FDA of final receipt of the a valid PMA
                                          ("Pre-Market Approval") for Ablatherm.

                                In any event, and in accordance with the provisions of the L.228-95 article of the Commercial law, the shares will have to be exerted within five (5) years from the date of their issue, that is to say, at the latest, January 28 2010. The shares not having been exercised on this date will be null and void and lose any validity.

6. Suspension of exercise       In the event of new issue of capital, fusion or
                                scission of the Company, or any other financial transaction of the Company comprising a preferential duty of subscription or a priority right of the shareholders, the board of directors of the Company will be able to suspend, for a maximum of three months, the exercise of the shares, subject to the rules relating to the reservation of the rights of the stockholders. In this case, the Company will inform preferred stockholders of the date on which the exercise of the shares will be suspended and of the date on which it will begin again.

7. Exercise right of            HT Prostate Therapy Management Company L.L.C.
   subscription                 will have the ability to subscribe at a rate of
                                1 (one) stock of 0.13 euro each at face value issued by the Company, for 1 (one) share executed, at the price of 1.50 US dollar (a dollar fifty) or its exchange value in euros at the date of subscription, per stock.

                                The subscriptions of stock of the Company gives right to the shares at the time of their exercise to be registered. The price of subscription referred to above will have to be deposited completely in cash at the Company.

8. Possesion of new stock       New stock issued as the result of the exercise
                                of stocks will be subjected to all the
                                provisions of the statutes of the Company and carry benefits the first day of the accounting period during which they will have been subscribed. They will have rights, starting on this date and with stocks of the later exercises, of the same dividends (on the basis of face value) as that which could be distributed with the other stocks carrying the same benefits.

                                They will be, consequently, entirely comparable to the stocks, after payment of the dividend, with the preceding exercise or, if it were not distributed by it, after the annual assembly session ruling on the aforementioned exercise.

9.  Protection of the           In accordance with the L.225-153 article of the
    stockholders                Commercial law, as long as there are valid and
                                non-exercises shares:

                                * the Company avoids depreciating its capital and modifying the distribution of the benefit; however, the Company can create stocks with priority dividend without voting rights on the condition under the conditions contained in L.225-154 of the
                                          Commercial law;

                                * in the event of reduction of capital moved by losses and realized by the reduction in the par value or the number of stocks, the rights of the stockholders will be reduced accordingly, as long as the aforementioned holders had been shareholders as of the date of circulation of the stock.

                                Moreover, in accordance with article L.225-154 of the Commercial law, as long as there will be valid and non-exercised shares, the Company will not be able to carry out the issue of shares against cash reserved to the shareholders or the issue of other titles comprising a preferential duty of subscription, with incorporation of capital reserves, benefit or premiums issue, or the distribution of cash reserves, in the condition of reserving the rights of the stockholders which would exercise their shares.

                                To this end, the Company will have, under the conditions described in articles 171 to 174 of the decree no 67-236 of March 23, 1967, to allow to the stockholders which will exert the application right related to these stocks, as the case may be, to subscribe on a purely irreducible basis of the stock or new titles or to obtain new stock on a purely free basis, or to receive cash or titles similar to the titles distributed in the same quantities or proportions, except with regard to the possession, which if they had been shareholders at the time of the aforementioned emissions, incorporations or distributions; or, in the cases envisioned by the law, to allow them, if they wish to take part in the operation, to exert their application right.

                                For any movable issue of securities or another operation comprising a preferential duty of subscription reserved for the shareholders, the Company will have to inform, as a preamble, the stockholders in writing (in accordance with the mentions outlined in article 174-2 of decree no 67-236 of March 23, 1967).

                                In the event of absorption of the Company by another company, of fusion with one or more other companies in a new company, or of scission by contribution of existing or new companies, the holders of the scrip Certificates will be able to subscribe to the stock of the surviving company or new or the associated companies of the scission under the same conditions as those outlined for the origin, except carrying out the adjustments made necessary by fusion or the scission in accordance with article L.225-156 of the Commercial law.

                                When, because of the one of the situations mentioned above, the stockholders presenting their stocks have right to a number of actions because of this severed union, which will be presented in cash. In accordance with the provisions of article 174-5 of the decree no 67-236 of March 23, 1967, this payment will be equal to the new value resulting from the severed union by the value of the action calculated on the basis of stockholders' equity of the Company.

10.  Restrictions of Transfer   The shares could be transferred by HT Prostate
                                Therapy Management Company L.L.C. only to companies controlled by HT Prostate Therapy
                                Management Company L.L.C., which control HT
                                Prostate Therapy Management Company L.L.C., or which are controlled by the same company as HT Prostate Therapy Management Company L.L.C., concept of control being defined by detention, direct or indirect, of the majority of the voting rights (these companies are collectively indicated as the "HealthTronics Companies").
                                The HealthTronics Companies thus become
                                titleholders of shares and will be, in turn, prohibited to transfer their shares, except with HT Prostate Therapy Management Company
                                L.L.C. or at other HealthTronics Companies.

Moreover, in order to comply with American legal provisions relating to transferable securities, shares, as well as the stocks which will be issued as a result of their exercise, these will be subject to sequestration, initially concluded near the company euro Transmitters Finances which ensures the stocks of the Company, under the terms of a contract of sequestration of which a copy is appended to the present official report.

The Board of Directors may then decide to carry out without delay the emission of the 1,000,000 shares terms and allot them to HT Prostate Therapy Management Company L.L.C.

In addition, the Council delegates to its President the powers necessary to carry put the exercises of shares and the new issues of resulting capital, and to carry out the modifications necessary of the statutory clauses relating to the amount of the authorized capital and the number of stocks which make it up.

After having discussed all on the agenda, the meeting is adjourned at [ ] hour.

Aforementioned included, this official report is drawn up and signed, after review, by the President and an administrator.

------------------------------  ------------------------------
President                       Administrator

                                 EDAP TMS S.A.
             Limited Company with capital of [         ] Euros
         Registered office:  Parc d'activite La Poudrette Lamartine
                             4, rue du Dauphine
                         69120 Vaulx-en-Velin (France)
                           RCS:  Lyon B 316 488 204

                            OPINION OF CONVOCATION

                             Date [         ] 2005

Sirs,

Sirs, the administrators are requested to attend the board meeting of the company to be held on[ [January 28 ] 2005, at [?] hours, at [with the registered office], for the purpose of deliberating on the following agenda:

* approval of the minutes of the meeting of the Board of Directors on [?]

* Emission of share warrants for the profit of HT Prostate Therapy Management Company L.L.C and fixing the methods of these shares

* other issues

                                                   President, Board of Directors

                                   EXHIBIT B


      RESOLUTION OF SHAREHOLDERS OF EDAP TMS S.A. DATED JANUARY 29, 2004


                                 EDAP TMS S.A.
            Societe anonyme au capital de 1.087.166,73 Euros
      Corporate Headquarters : Parc d'activite La Poudrette Lamartine
                             4, rue du Dauphine
                         69120 Vaulx-en-Velin (France)
                             316 488 204 RCS LYON

                         EXCERPT OF THE MINUTES OF THE
                      EXTRAORDINARY GENERAL SHAREHOLDERS
                                 MEETING HELD
                              ON JANUARY 29, 2004

            (COPY DULY CERTIFIED BY EDAP TMS'S CHAIRMAN AND C.E.O.)

On January 29 of the year 2004,
At 14:30 p.m.,


The shareholders of EDAP TMS, attended an Extraordinary Meeting of Shareholders at the headquarters of the Company, 4 Rue du Dauphine - 69120 Vaulx-en-
Velin, France, on notification sent from the Board of Directors, as per statutory provisions.

They adopted the following resolution:


" The shareholders, in accordance with quorum and majority conditions required by extraordinary shareholders meetings, and after hearing the Board of Directors' report and the Statutory Auditors' special report:

a) authorize the Board of Directors to proceed, pursuant to articles L. 228-95 of the French Commercial Code, in one or several times, to the issuance of a maximum of 1,000,000 (one million) warrants (bons de souscription d'actions), of one or more categories, each warrant (bon de souscription d'actions) giving their owners the right to subscribe to one share of the Company of par value 0.13 Euro per share;

b) authorize the Board of Directors to increase the nominal share capital of the Company by an amount up to 130,000 (one hundred and thirty thousand) Euros, as a result of the exercise of the subscription rights attached to the warrants (bons de souscription d'actions), such increase being subject to, if necessary, additional increases amounting the nominal amount of extra shares to be issued in favor of the warrants-holders, in accordance with French law;

c) decide to suppress in favor of the HT Prostate Therapy Management Company L.L.C. the shareholders' preferential subscription rights for all of the warrants (bons de souscription d'actions) to be issued and decide that HT Prostate Therapy Management Company L.L.C. will be the sole owner of the right to subscribe to the such warrants (bons de souscription d'actions), according to the present authorization;

d) decide that the warrants (bons de souscription d'actions) will be issued to HT Prostate Therapy Management Company L.L.C. without the payment of any subscription price and that they may be exercised at a price of 1.50 US dollars (one dollar fifty) or its equivalent value in Euros per share;

e) acknowledges that the present issuance of warrants (bons de souscription d'actions) will result in the waiver, in favor of the warrants- holders, of the shareholders' preferential subscription right to the Company's ordinary shares resulting from the exercise of these warrants (bons de souscription d'actions);

f) acknowledges that the warrants (bons de souscription d'actions) will be allocated in one or several times, within a maximum of one year from the present decision and decides that they will have to be exercised within five (5) years from their issuance date, upon satisfaction of conditions or delays that the Board of Directors may define for each category of warrants (bons de souscription d'actions).

Furthermore, the Shareholders' Meeting delegates all powers to the Board of Directors to:

a) proceed with the issuance of the warrants (bons de souscription d'actions) within the framework and according to the terms of the present decision.

b) determine the characteristics and terms and conditions of the exercise of the warrants (bons de souscription d'actions), as for, but not limited to, the time periods and conditions under which the warrants (bons de souscription d'actions) may be exercised, the terms of subscription and the dividend rights attached to the shares to be issued, and, as the case may be, the suspension of the right to exercise the warrants (bons de souscription d'actions) during a maximum of three months).

c) implement the necessary measures to reserve, pursuant to applicable French laws and regulations, the rights of the warrants-holders, should the Company undertake certain capital transactions as defined in said articles for as long as all warrants (bons de souscription d'actions) have not been exercised;

d) acknowledge, in accordance with French law, the amount of capital increases resulting from the exercise of the warrants (bons de souscription d'actions), and implement the relevant statutory modifications to the Company's by-laws as well as proceed with all formalities;

e) more generally, undertake all necessary and useful measures to implement the present authorization.

THIS RESOLUTION HAS BEEN ADOPTED WITH 2.929.948 VOTES "FOR" AND 172.378 VOTES "AGAINST."

       I CERTIFY THAT THIS EXCERPT OF THE MINUTES CONFORMS THE ORIGINAL

       PHILIPPE CHAUVEAU
       CHAIRMAN & C.E.O.
       EDAP TMS SA

Vaulx-en-Velin, January 29, 2004

                                   EXHIBIT C

                   FORM OF WARRANT EXERCISE ACKNOWLEDGEMENT


To:    [HT Prostate Therapy Management Company, LLC
       1841 West Oak Parkway
       Suite A
       Marietta, Georgia 30062]

       [EDAP TMS S.A.
       4-6 rue du Dauphine
       69120 Vaulx-en-Velin
       FRANCE]

       Euro Emetteurs Finance S.A.
       48 boulevard des Batignolles
       75017 PARIS
       FRANCE

                                                                    [DATE], 200_

RE:OCCURRENCE OF A WARRANT EXERCISE MILESTONE

Dear Sirs:


Reference is made to that Distribution Agreement, dated, 2004 by and between HT Prostate Therapy Management Company LLC ("HT Prostate"), EDAP TMS S.A. ("EDAP") and certain subsidiaries of EDAP (the "Distribution Agreement"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Distribution Agreement.


We hereby confirm that as of the date hereof the Warrant Exercise Milestone set forth below has occurred and as a result thereof, HT Prostate is entitled to exercise [NUMBER] Warrants at any time following the date hereof until January 28, 2010.


Warrant Exercise Milestone:


Warrants exercisable as a result of the occurrence of such Warrant Exercise
Milestone:


Aggregate amount of Warrants exercisable as of the date hereof:



                               Yours faithfully,

                                                      Draft of February 9, 2004


                                   EXHIBIT D

                         Form of the Escrow Agreement

                                   EDAP  TMS

                            SECURITIES SERVICE AND
                               ESCROW AGREEMENT

                                   WARRANTS


                              SERVICING WARRANTS

                        HANDLING EXERCISES OF WARRANTS

                         ESCROW OF WARRANTS AND SHARES

                    SECURITIES SERVICE AND ESCROW AGREEMENT

                                 BY AND AMONG

EDAP TMS, (hereinafter the "ISSUER"), a French corporation with a board of directors, and with capital of [e]1,087,166.73, whose principal place of business is located at Parc d'activite de la Poudrette Lamartine, 4, rue du Dauphine, 69120 Vaulx-en-Velin and recorded in the Commercial Register Lyon B 316 488 204, Represented by Mr. Philippe Chauveau, acting in his capacity as Chairman and Chief Executive Officer
                                                         PARTY OF THE FIRST PART

HT PROSTATE THERAPY MANAGEMENT COMPANY L.L.C., (hereinafter "HT PROSTATE"), a limited liability company governed by the laws of the State of Delaware (United States) whose principal place of business is located at 1841 West Oak Parkway, Suite A, Marietta, GA 30062 United States, Represented by Mr. Argil J. Wheelock, acting in his capacity as Chief Executive Officer

                                                        PARTY OF THE SECOND PART

EURO EMETTEURS FINANCE (EEF), (hereinafter the "PROVIDER"), a French corporation with a managing board and a supervisory board, and with capital of [e]3,812,000 and recorded in the Commercial Register in Paris 430 250 183, whose principal place of business is located at 48, boulevard des Batignolles - 75017 Paris, Represented by Mr. Jean-Francois Martinville, acting in his capacity as Chairman of the Managing Board
                                                        PARTY OF THE THIRD PART.

                                   WHEREAS:

Pursuant to a commercial agreement between the Issuer and certain companies in the Healthtronics group (including HT Prostate), which has been formalized
through the execution of a distribution agreement signed on February [       ],
2004, between the Issuer, its subsidiaries and HT Prostate (the "DISTRIBUTION AGREEMENT"), the relevant companies in the Healthtronics group have agreed, among other things, (i) to take charge of clinical studies and the authorization procedure with the American authorities to permit certain products of the Issuer to be sold in the United States and (ii) to purchase from the Issuer certain products sold by the Issuer. In consideration of these commitments, the Issuer has agreed to award to HT Prostate one million (1,000,000) warrants (the "WARRANTS") entitling the holder to subscribe to shares of the Issuer, at the rate of one share per warrant (the shares that will be issued by the Issuer when the Warrants are exercised are hereinafter referred to as the "UNDERLYING SHARES"). Pursuant to the Distribution Agreement, these Warrants cannot be exercised until certain milestones are met; therefore, they will be divided into seven different categories in accordance with their terms and exercise dates (as defined in Exhibit A to this Agreement), and distributed as follows:
       *      200,000 A Warrants
       *      200,000 B Warrants
       *      100,000 C Warrants
       *      100,000 D Warrants
       *      100,000 E Warrants
       *      100,000 F Warrants
       *      200,000 G Warrants.

The issuance of the Warrants was authorized by the Issuer's shareholders at a special meeting on January 29, 2004. The issue will be carried out, by authorization of said shareholders, by the Issuer's board of directors, who will establish the terms, exercise dates and other terms and conditions of these Warrants and the Underlying Shares and will decide on the issuance and award of these Warrants to HT Prostate. A certified copy of the resolution of the Issuer's shareholders authorizing the issuance of the Warrants is attached to this Agreement in Exhibit A. A certified copy of the resolution of the Issuer's board of directors issuing Warrants and establishing their terms and conditions will be sent by the Issuer to the Provider and to HT Prostate as soon as possible after it is adopted, and will also be attached to this Agreement in Exhibit A.

Neither the Warrants nor the Underlying Shares have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and they are issued pursuant to an exemption from the registration obligation provided for by Section 4(2) of the Securities Act for sales of securities not involving a public offering. Consequently, the Issuer and HT Prostate have agreed to place the Warrants and the Underlying Shares in escrow throughout the entire period during which these securities will be restricted securities as such term is defined in Paragraph (a)(3) of Rule 144 adopted pursuant to the Securities Act, subject to HT Prostate's ability to resell the Warrants and Underlying Shares pursuant to Rule 144 or a registration statement declared effective by the Securities and Exchange Commission.

The Issuer desires to entrust to the Provider, which is already servicing the shares issued by the Issuer, with servicing the Warrants and handling the Warrant exercise notices. Furthermore, the Issuer and HT Prostate desire to have the Provider provide the escrow services mentioned above.

                 NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

I-             SUBJECT MATTER OF THE AGREEMENT

The purpose of this Agreement is to define the terms on which the Provider will service the Warrants (II); handle the Warrant exercise notices (III); and hold the Warrants and the Underlying Shares in escrow (IV).

II-            SERVICING OF THE WARRANTS

The Provider shall provide administrative and accounting services with respect to the Warrants issued by the Issuer.

In so doing, the Provider shall perform the following obligations:

* Establish, manage and update the records of the Warrant holders (which shall be required to be in pure registered form)(1);

*             Assign a personal identification number to these holders;

* Send a certificate of registration to Warrant holders when they open an account;

* Handle all requests by Warrant holders for information by mail or telephone;

* Send to each Warrant holder an annual account statement showing the transactions carried out, the number of securities transferred and the number of securities remaining in the account. This statement shall be accompanied by a response card allowing the holder to inform the Provider of any changes;

* Examine and handle individual files (changes in type of registration, exercise of Warrants, transfer of ownership, etc.) in compliance with Articles III and IV of this Agreement;

* Prepare and send to the Issuer, upon request, lists of the registered holders classified in accordance with predefined sort criteria;


----------
(1) [Translator's Note: "Pure registered form" means that transfer of ownership will be handled directly by the issuer, not by a bank.]

* Keep and make available to the Issuer a statement summarizing the number of Warrants not yet exercised, the number of Warrants exercised and the number of Warrants in Escrow (as defined in Article IV of this Agreement);

* In the event of a transaction by the Issuer, inform the Warrant holders of the actions taken by the Issuer to preserve the rights of Warrant holders, or if applicable, the periods during which the Warrants may not be exercised and when they may be exercised again;

*             Archive documents for as long as required by law.

III-        HANDLING OF WARRANT EXERCISE NOTICES

As part of the process of handling notices that Warrants have been exercised, the Provider shall have the following obligations and duties:

*             Receive and verify the exercise notices from the Warrant holders;

* Create new shares and, if applicable, handle the balances to be paid or received;

*             Update the accounts of Warrant holders.

It is specified that the Provider expressly agrees to handle the Warrant exercise notices in accordance with the following provisions:

* In accordance with the Warrant exercise schedule described in the resolutions of the Issuer's board of directors pursuant to which the Warrants were issued, as soon as a milestone indicated in the schedule is reached, the Issuer must immediately send to the Provider a written instruction sent in accordance with the terms of this Agreement and in accordance with the model set forth in
              Exhibit 3-1 to this Agreement, that the category of Warrants concerned has become exercisable and that the Warrants in this category may be exercised until the Expiration Date (as defined below) of the Warrants in question.

                    In accordance with the law and the terms of the resolution of the Issuer's board of directors, the expiration date of the validity of the Warrants shall be five years after the date on which said Warrants are issued by the Issuer's board of directors (the "EXPIRATION DATE").

* Once this instruction is received by the Provider, HT Prostate or any Healthtronics Company that holds Warrants that have become exercisable may, at any time prior to the Expiration Date of the Warrants in question, inform the Provider that it is exercising all or part of the Warrants in this category, in accordance with the model appearing in Exhibit 3-2 to this Agreement, indicating the number of Warrants exercised. Said notice shall not be acceptable unless it is accompanied by a certificate from the Issuer, in the form set forth in Exhibit 3-3 to this Agreement certifying that the Issuer has received the payment by HT Prostate of the amount of the exercise price of the Warrants in question, i.e., U.S.$1.50 per Warrant (or its equivalent in euros).

IV-       ESCROW OF THE WARRANTS AND THE UNDERLYING SHARES

The Provider shall escrow the Warrants and the Underlying Shares that are issued by the Issuer.

In so doing, the Provider shall perform the following obligations:

4-1 ESTABLISHMENT OF THE WARRANT ESCROW

The Issuer and HT Prostate hereby establish the Provider as escrow agent for the Warrants, and this task is accepted by the Provider.

As soon as they are issued and awarded by the Issuer's board of directors to HT Prostate, the Warrants shall be immediately and irrevocably registered in an account in the name of HT Prostate in the register of Warrants kept by the Provider that are covered by this escrow (the Warrants thus escrowed shall be called the "ESCROWED WARRANTS"). All Warrants resulting from a new issue shall be recorded in a different new account (new identification number) because these Warrants shall be issued on a different date than the Escrowed Warrants previously issued and placed in escrow.

The Provider expressly agrees not to move or release the Escrowed Warrants except in accordance with the terms of this Agreement.

4-2 ESTABLISHMENT OF THE ESCROW OF THE UNDERLYING SHARES

The Issuer and HT Prostate hereby establish the Provider as escrow agent for the Underlying Shares, and this task is accepted by the Provider.

Whenever a Warrant is exercised, the Underlying Shares resulting from the exercise shall be immediately and irrevocably recorded in a new account (new identification number) in the name of their holder in the register of the Issuer's shares kept by the Provider that are covered by this escrow (each new account is hereinafter referred to as an "ESCROW ACCOUNT" and the entirety of the shares appearing in the Escrow Accounts are referred to hereinafter as the "ESCROWED SHARES").

All Underlying Shares resulting from a new exercise of Warrants or any new shares placed in escrow shall be recorded in a new Escrow Account because these shares will be received by their holder on a different date than the Escrowed Shares previously held or placed in escrow.

Moreover, all shares or other securities of the Issuer that are sent to HT Prostate or to any other Healthtronics Company as a result of its holding of Warrants or Escrowed Shares (including by way of the reservation of rights of Warrant holders in the event of a financial transaction by the Issuer, conversion, a stock split, reverse split, recapitalization, reclassification or any other change affecting the Issuer's capital, as well as any share received as a dividend or other distribution or reduction or redemption of capital) shall be automatically classified as Escrowed Shares and shall therefore be placed in escrow pursuant to this Agreement and governed by the terms hereof. Similarly, if the Issuer participates in an absorption, merger, spin-off or contribution, entitling the holders of Warrants or Escrowed Shares to shares of the absorbing or new company or shares benefiting from the spin-off or contribution, the shares thus received shall be considered Escrowed Shares and shall therefore be placed in escrow pursuant to this Agreement and governed by the terms hereof.

The Provider expressly agrees not to move or release the Escrowed Shares except in accordance with the terms of this Agreement.

4-3 RELEASE OF ESCROWED SHARES

The Provider shall not release the Escrowed Shares in whole or in part except in accordance with the following provisions:

* The Provider must have received a written notice from HT Prostate (or, as the case may be, the Healthtronics Company that holds the Escrowed Shares), in accordance with this Agreement, a copy of which must be sent to the Issuer, including (x) a written instruction in the form appearing in Exhibit 4-3 to this Agreement and (y) a legal opinion (i) from an international law firm advising HT Prostate, with a recognized reputation and expertise in U.S. securities law and (ii) sent to the Issuer and judged reasonably satisfactory by the Issuer, pursuant to which either
              (1) HT Prostate (or, as the case may be, the Healthtronics Company in question) is not an affiliate (as this term is defined in Rule 405 under the Securities Act) of the Issuer and the Escrowed

              Shares are not restricted securities (as this term is defined in Paragraph (a)(3) of Rule 144 under the Securities Act) or (2) the Escrowed Shares in question will be resold in a transaction that meets the conditions of said Rule 144 or (3) the Escrowed Shares are covered by a registration statement declared effective by the Securities and Exchange Commission.

* The Provider agrees to immediately send to the Issuer a copy of the notice thus received.

* If the Issuer agrees that the legal opinion mentioned above is reasonably satisfactory, the Provider may release the Escrowed Shares and transfer them in accordance with the instruction of HT Prostate (or of the Healthtronics Company concerned).

The Escrowed Shares that are released from escrow pursuant to this Article 4-3 shall no longer be Escrowed Shares.

4-4 TRANSFER OF THE ESCROWED WARRANTS TO ANOTHER HEALTHTRONICS COMPANY

In accordance with the terms and conditions of the Warrants, HT Prostate may only transfer all or part of its Warrants to companies controlled by HT Prostate, that control HT Prostate, or are controlled by the same company as HT Prostate as of the date of transfer; the notion of control being defined as directly or indirectly holding a majority of the voting rights (these companies are collectively referred to as the "Healthtronics Companies"). The Healthtronics Companies that thus become Warrant holders are in turn prohibited from transferring their Warrants, except to HT Prostate Therapy Management Company L.L.C. or other Healthtronics Companies.

Consequently, the Provider may transfer all or part of the Escrowed Warrants only in accordance with the following provisions:

* The Provider must have received a written notice from HT Prostate, in accordance with this Agreement, a copy of which must have been sent to the Issuer, containing (x) a written instruction in the form shown in Exhibit 4-4 to this Agreement; (y) a certificate from HT Prostate in the form shown in Exhibit 4-5 certifying that
              (i) the company or companies to which HT Prostate desires to transfer the Escrowed Warrants are Healthtronics Companies and
              (ii) the contemplated transfer does not violate any provision of the Securities Act, and (z) a commitment by the Healthtronics Company or Companies in question to comply with all provisions of this Agreement, in accordance with the form shown in Exhibit 4-6.

* The Provider agrees to immediately send to the Issuer a copy of the notice thus received.

* The Provider may then transfer the Escrowed Bonds in accordance with the instruction from HT Prostate.

The Escrowed Warrants transferred to one or more Healthtronics Companies pursuant to this Article 4-4 shall continue to be Escrowed Warrants and shall be recorded in an escrow account opened by the Provider in the name of their holder, and shall be subject to all the terms of this Agreement, by which said Healthtronics Company or Companies shall be bound.

V-            LIABILITY OF THE PROVIDER

5-1           The Provider shall have no liability or obligation other than those expressly provided for in this Agreement, to the exclusion of any other. In particular, the Provider shall not be required to evaluate the merits of or the reasons for the instructions received pursuant to Article IV of this Agreement, and shall not act on instructions other than those provided for or made pursuant to this Agreement, except in the event of a legal obligation or an obligation resulting from an enforceable judgment (such as attachment of securities), in which case it shall not be liable for having complied with such obligation.

In the event of ambiguity or uncertainty with respect to any notice, instruction or other communication received by the Provider, the Provider may refrain from taking any action and request that the Issuer and HT Prostate clarify the instruction with a joint notice eliminating the ambiguity or uncertainty.

5-2    Except in cases of negligence, bad faith and/or intentional misconduct, neither the Provider nor its directors, employees or officers shall be held liable for any act or omission under this Agreement and shall be indemnified against any claim, action, liability, procedure or judgment that may be incurred by them or filed against them and against any loss, cost, charge, liability or expense incurred under this Agreement (including costs reasonably incurred in judicial proceedings).

5-3    The Provider shall not have to verify the identity or capacity of any person or company signing this Agreement or any instruction, notice or other communication received under this Agreement.

VI-          REMUNERATION OF THE PROVIDER AND MISCELLANEOUS FEES

6-1    REMUNERATION OF THE PROVIDER

The Provider shall receive a remuneration for performing its duties under this Agreement, as set forth in detail in Exhibit 6-1 to this Agreement. This remuneration shall be paid by the Issuer.

6-2    REIMBURSEMENT OF EXPENSES

At the Provider's request and upon presentation of receipts, the Issuer shall reimburse any expenses incurred by the Provider in performing its duties under this Agreement, including but not limited to the following: mandatory notices to the holders of Warrants and related mailing expenses, in addition to expenses for publication, advertising, mailing and attorneys, as well as the taxes thereon.

VII-   FEES AND TAXES

All present and future fees and taxes applicable to the commissions provided for in Article VI above shall be paid by the Issuer.

VIII-  TERM OF THE AGREEMENT

This Agreement shall take effect on the date of first issue of the Warrants and shall remain in effect until the date on which (i) all the Escrowed Shares have been released from escrow in accordance with the provisions of this Agreement, and (ii) all the Warrants have been released from escrow in accordance with the provisions of this Agreement and/or exercised and/or become null and void by expiration of their validity date. At this date, the Provider shall be released from all obligations under this Agreement.

* The Issuer and HT Prostate may release the Provider from all its duties under this Agreement at any time, by registered letter, return receipt requested, signed by the Issuer and HT Prostate, sent at least one (1) month prior to the effective date of this termination. The Issuer and HT Prostate shall inform the Provider of the name of the Provider's successor at least ten business days prior to the term of the notice.

* Similarly, the Provider may terminate this Agreement at any time, by registered letter, return receipt requested, sent to the Issuer and to HT Prostate, in which case the termination will be not effective until the Issuer and HT Prostate have informed the Provider of the name of the Provider's successor. The Issuer and HT Prostate agree to use their best efforts to designate said successor within one (1) month of the termination letter sent by the Provider.

* This Agreement shall be terminated by operation of law in the event that the Provider no longer services the shares issued by the Issuer. In this event, the Issuer and HT Prostate agree to use their best efforts to appoint, as soon as possible, an agency to service the Issuer's shares and to assume the duties conferred on the Provider under this Agreement.

It is expressly agreed that, during the notice period mentioned above, all the provisions of this Agreement shall remain in full force and effect.

Once the Provider's successor has been appointed, the Provider shall immediately transfer the Escrowed Warrants and the Escrowed Shares to the accounts designated for this purpose by the successor. As soon as this transfer is accomplished, the Provider shall be released of all obligations under this Agreement.

IX-    GOVERNING LAW - DISPUTES

This Agreement shall be governed by and construed in accordance with French law.

In the event of a dispute arising under this Agreement or in connection herewith, the Parties shall endeavor to resolve the dispute amicably and in good faith.

If they are unable to do so, and without prejudice to the provisions of the Distribution Agreement regarding the resolution of disputes between the Issuer and HT Prostate under the Distribution Agreement, all disputes arising under or in connection with this Agreement shall be finally decided by arbitration administered in accordance with the International Disputes Resolution Procedures of the American Arbitration Association and shall be governed by French law. The languages of the arbitration shall be French and English. The arbitration shall be held in New York.

Notwithstanding any provision to the contrary in this Agreement, any Party may request from any French court of competent jurisdiction the interim relief necessary to protect its interests.

X-     SUBSTITUTION

In the event of a change in the corporate name, legal status, merger or transfer, in whole or in part, of the activity of one of the parties, the performance of this Agreement shall continue on the same terms with the new entity without discontinuity.

The Party concerned agrees to report such change to the other Parties within a reasonable period after the change has occurred.

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors and assigns, and in particular the Healthtronics Companies to which the Warrants have been transferred pursuant to Article 4-4 above.

XI-    NOTICES

Any notice given in connection with this Agreement must be in writing and sent by registered mail, return receipt requested, or by fax, provided that a copy of the fax be sent by registered mail, return receipt requested (no later than the first business day following the day on which the fax is sent); however, failure to send said confirmation by mail shall not call into question the validity of the notice given by fax. The notice shall be deemed received by its addressee on the date of the acknowledgment of receipt or, in the case of a fax, on the date on which the fax is received.

Notices shall be validly sent to the persons and addresses appearing in Exhibit 11-1 to this Agreement, or to any other person or address that has been reported pursuant to this Article by the party concerned to the other two parties.

Any change thus reported shall result in a new Exhibit 11-1, which shall replace the current one.

A copy of any notice sent by or to the Provider must be sent to the other parties to this Agreement.

XII-   VALIDITY OF THE AGREEMENT - ADDENDUMS

12-1   In the event that any provision of this Agreement turns out to be null and void in whole or in part, this shall not affect the validity of the rest of the Agreement. In this event, the Parties will replace the unlawful provision, if possible, with a lawful provision that is in keeping with the spirit and purpose of the unlawful provision.

12-2   Except as otherwise provided herein, this Agreement shall only be amended by an addendum signed by all Parties.

Signed in three (3) original counterparts.

For EDAP TMS                  For HT Prostate        Pour Euro Emetteurs Finance
Lyon, [         ] 2005   [Paris], [         ] 2005   Paris, [         ] 2005
----------------------   -------------------------   ---------------------------
Philippe CHAUVEAU        ARGIL J. WHEELOCK           JEAN-FRANCOIS MARTINVILLE
Chairman & CEO           Chief Executive Officer     Chairman & CEO


                                   EXHIBIT A

              RESOLUTIONS REGARDING THE ISSUANCE OF THE WARRANTS-
                         WARRANT TERMS AND CONDITIONS

                     CERTIFIED COPY OF THE 1ST RESOLUTION
 OF THE SPECIAL MEETING OF THE SHAREHOLDERS OF EDAP TMS DATED JANUARY 29, 2004

 DRAFT OF THE TERMS AND CONDITIONS OF THE WARRANTS THAT WILL BE ISSUED BY THE
     BOARD OF DIRECTORS OF EDAP TMS WITH THE AUTHORIZATION OF THE SPECIAL
                                 SHAREHOLDERS'
                          MEETING ON JANUARY 29, 2004

These terms and conditions are only a draft and shall be replaced and superseded by the final resolution of EDAP TMS's board of directors that will issue the Warrants, and EDAP TMS agrees to inform the Provider and HT Prostate of this resolution upon its adoption.

1.    Number of Warrants        1,000,000 (one million) autonomous warrants of
                                the Company, each entitling the holder to subscribe to one share of the Company (the
                                "Warrants"), and divided into seven different categories:

                                *         200,000 A Warrants
                                *         200,000 B Warrants
                                *         100,000 C Warrants
                                *         100,000 D Warrants
                                *         100,000 E Warrants
                                *         100,000 F Warrants
                                *         200,000 G Warrants

2.    Warrant Holders           The Warrants are reserved for HT Prostate
                                Therapy Management Company L.L.C.


3.    Subscription Price        The issue is free of charge.

4.    Issue Date                [January 28] 2005.

5.    Exercise Dates            Pursuant to the Distribution Agreement and the
                                commercial agreement entered into between the Company, its subsidiaries and HT Prostate
                                Therapy Management Company L.L.C., the Warrants may be exercised on the following dates
                                ("milestones"), linked to the process of HT
                                Prostate Therapy Management Company L.L.C.'s obtaining a "Pre-Market Approval" ("PMA") for Ablatherm from the Food and Drug Administration
                                ("FDA") and the acquisition by HT Prostate
                                Therapy Management Company L.L.C. or any other
                                Healthtronics Company (as defined in Paragraph
                                10 below) of lithotripters:

                                * the A Warrants shall be exercisable, as part of HT Prostate Therapy Management Company L.L.C.'s clinical testing of Ablatherm, as of the date of the final follow-up of the final patient at the Ablatherm test clinic conducted by HT Prostate Therapy Management Company L.L.C., under an "IDE" ("Investigational Device
                                          Exemption"). The "final follow-up of
                                          the final patient" shall mean the
                                          final evaluation time as defined in
                                          the test protocol in question for
                                          constitution of the clinical dossier
                                          for the initial PMA submission;

                                * the B Warrants shall be exercisable as of the submission by HT Prostate Therapy Management Company L.L.C. to the FDA of a Pre-Market Approval Application regarding Ablatherm, complete, in final form and in accordance with FDA requirements;

                                * the C Warrants shall be exercisable upon their issuance, [HT Prostate Therapy Management Company L.L.C.] [OR, AS APPLICABLE: [NAME OF THE HEALTHTRONICS COMPANY MAKING THE PURCHASE], having purchased from the Company and its subsidiaries
                                          [INDICATE, AS APPLICABLE, THE NAME OF
                                          THE COMPANY'S SUBSIDIARY OR
                                          SUBSIDIARIES FROM WHICH HT PROSTATE
                                          HAS PURCHASED LITHOTRIPTERS IN 2004 ]
                                          [more than] four (4) lithotripters in
                                          2004,

                                * the D Warrants shall be exercisable as of January 1, 2006 in the event that HT Prostate Therapy Management Company L.L.C. or any other
                                          Healthtronics Company purchases at
                                          least four (4) lithotripters from the
                                          Company or its subsidiaries in 2005,

                                * the E Warrants shall be exercisable as of January 1, 2007 in the event that HT Prostate Therapy Management Company L.L.C. or any other
                                          Healthtronics Company purchases at
                                          least four (4) lithotripters from the
                                          from the Company or its subsidiaries
                                          in 2006,

                                * the F Warrants shall be exercisable as of January 1, 2008 in the event that HT Prostate Therapy Management Company L.L.C. or any other Healthtronics Company purchases at least four (4) lithotripters from the from the Company or its subsidiaries in 2007,

                                * the G Warrants shall be exercisable as of receipt by HT Prostate Therapy Management Company L.L.C. of the written confirmation by the FDA that final Pre-Market Approval has been granted for l'Ablatherm.

                                In any event, and pursuant to Article L.228-95 of the French Commercial Code, the Warrants shall be exercised within five (5) years of their issue date, i.e., no later than [January 28] 2010. Any Warrants that have not been exercised as of this date shall be null and void and shall lose their validity.

6.    Suspension of Exercise    In the event of a capital increase, merger or
                                spin-off of the Company, or any other financial transaction by the Company involving preemptive rights on the part of the shareholders, the Company's board of directors may suspend the right to exercise the Warrants for a maximum period of three months, subject to the rules regarding the Warrant holders' reservation of rights. In this case, the Company shall inform the Warrant holders in advance, indicating the date on which exercise of the Warrants will be suspended and the date on which it will begin again.

7.    Exercise of Subscription  HT Prostate Therapy Management Company L.L.C.
      Right                     shall be entitled to subscribe at the rate of 1
                                (one) share with a par value of [e]0.13 each to be issued by the Company, for 1 (one) Warrant exercised, at the price of U.S.$ 1.50 (one dollar fifty), or its equivalent in euros on the subscription date, per share.

                                The subscriptions of Company shares to which the Warrants entitle their holders when they are exercised shall be received at Company headquarters. The subscription price mentioned above must be paid in full to the Company in cash.

8.    Dividend Entitlement      The new shares issued as a result of the
      of New Shares             exercise of Warrants shall be subject to all
                                the provisions of the Company's bylaws and shall be entitled to dividends as of the first day of the fiscal year during which they are subscribed to. They shall entitle their holders, for the fiscal year begun on this date and for subsequent fiscal years, to the same dividend (on the basis of the same par value) as the one that may be distributed to the other shares having the same dividend rights.

                                Therefore, they shall be completely comparable to said shares after the dividend is paid for the preceding fiscal year, or if it is not distributed, after the annual meeting held to approve the financial statements for that fiscal year.

9.    Protection of the         Pursuant to Article L.225-153 of the French
      Warrant Holders' Rights   Commercial Code, as long as there are valid,
                                unexercised Warrants:

                                *         the Company shall not redeem its
                                          capital and shall not modify the
                                          distribution of profits; however, the
                                          Company may create non-voting shares
                                          that are entitled to preferred
                                          dividends provided that the rights of
                                          the Warrant holders are reserved on
                                          the terms established in Article
                                          L.225-154 of the French Commercial
                                          Code;

                                *         in the event of a capital decrease
                                          motivated by losses and carried out
                                          by decreasing the par value or the
                                          number of shares, the rights of the
                                          Warrant holders shall be reduced
                                          accordingly, as if said Warrant
                                          holders had been shareholders as of
                                          the date on which the Warrants were
                                          issued.

                                Moreover, in accordance with Article L.225-154 of the French Commercial Code, as long as there are valid, unexercised Warrants, the Company shall not issue shares to be subscribed for in cash reserved for shareholders or issue other securities to which the shareholders have preemptive rights, or increase the capital from reserves, profits or issue premiums, or distribute reserves in cash or in portfolio securities, except on the condition that the rights of Warrant holders who exercise their Warrants are preserved.

                                To this end, the Company shall, on the terms established in Articles 171 to 174 of Decree No. 67-236 of March 23, 1967, allow the holders of Warrants who exercise the subscription right attached to these Warrants, as applicable, to subscribe as of right to new shares or securities or to obtain new shares free of charge or to receive cash or securities similar to securities distributed in the same quantities or proportions as well as on the same terms, except with respect to dividend rights, as if they had been shareholders at the time of said issues, incorporations or distributions; or, in the cases provided for by law, allow them to exercise their subscription right, if they desire to participate in the transaction.

                                For any issue of securities or other
                                transaction with respect to which shareholders have preemptive rights, the Company must give prior notice thereof to the Warrant holders (in writing, indicating the information provided for in Article 174-2 of Decree No. 67-236 of March 23, 1967).

                                In the event that the Company is absorbed by another company, merged with one or more other companies into a new company or is spun off by way of contribution to new or existing companies, the holders of Warrants may subscribe to the shares of the new company or absorbing company or the companies to which it is spun off on the same terms as those provided for originally, except that the adjustments made necessary by the merger or spin-off pursuant to Article L.225-156 of the French Commercial Code shall be made.

                                When, because of the one of the transactions mentioned above, the holders of Warrants who present their securities are entitled to a number of shares that includes a fraction resulting in an odd lot, this odd lot will be paid to them in cash. Pursuant to Article 174-5 of Decree No. 67-236 of March 23, 1967, this payment shall be equal to the product of the fractional share forming the odd lot multiplied by the value of the share calculated on the basis of the Company's shareholders' equity.

10.   Restrictions on Transfer  The Warrants shall be transferred by HT
                                Prostate Therapy Management Company L.L.C. only to companies controlled by HT Prostate Therapy Management Company L.L.C., that control HT Prostate Therapy Management Company L.L.C., or that are controlled by the same company as HT Prostate Therapy Management Company L.L.C. , and the notion of control shall be defined as directly or indirectly holding a majority of the voting rights (these companies are referred to collectively as the "Healthtronics Companies"). The Healthtronics Companies that thus become Warrant holders shall be prohibited from transferring their Warrants except to HT Prostate Therapy Management Company L.L.C. or to other Healthtronics Companies.

Moreover, in order to comply with American law governing securities, the Warrants and the shares that will be issued upon their exercise shall be placed in escrow, initially with Euro Emetteurs Finance, which is already servicing the Company's securities, on the terms of this Securities Service and Escrow Agreement.

                                   EXHIBIT B

                                 BANK DETAILS

                       THE COMPANY'S ACCOUNT INFORMATION

* ALL FUNDS RECEIVED BY THE PROVIDER UNDER THIS AGREEMENT AND INTENDED FOR THE ISSUER SHALL BE CREDITED TO THE ISSUER'S ACCOUNT AS FOLLOWS:

                                ACCOUNTHOLDER:EDAP TMS
                                Address:  c/o Technomed Medical Systems -
                                          Parc d'activite de la Poudrette
                                          Lamartine, 4, rue du Dauphine,
                                          69120 Vaulx-en-Velin


BANK CODE            BRANCH SORT CODE            ACCOUNT NO.            RIB CODE
  30007                   53029                  ********                 91

NAME OF THE BANK:               NATEXIS BANQUES POPULAIRES
                                Address:  19 place Tolozan, 69209 Lyon Cedex 01

SWIFT REFERENCE:                CCBPFRPP925

CONTACT PERSON:                 M. DIDIER BERGER


                      THE PROVIDER'S ACCOUNT INFORMATION


*         FOR THE RECEIPT OF FUNDS LINKED TO BILLING:

ACCOUNTHOLDER:                  EURO EMETTEURS FINANCE

ADDRESS:                        48 boulevard des Batignolles
                                75850 Paris Cedex 17

BANK CODE            BRANCH SORT CODE            ACCOUNT NO.            RIB CODE
30002                     00570                  ********                 09

                                NAME OF THE BANK: CREDIT LYONNAIS

                                  EXHIBIT 3-1

            FORM OF INSTRUCTION TO OPEN THE WARRANT EXERCISE PERIOD

                INSTRUCTION TO OPEN THE WARRANT EXERCISE PERIOD

Euro Emetteurs Finances
48 Boulevard des Batignolles
75850 Paris Cedex 17, France
Tel: (33)(0)1.55.30.59.48/Fax: (33)(0)1.55.30.59.50

Attention: Mrs. Edith Martinot (Customer Service)

Dear Mrs. Martinot:

       We refer to the securities service and escrow agreement dated [ ] 2005, entered into by and among Euro Emetteurs Finances, EDAP TMS and HT Prostate Therapy Management Company L.L.C. (the "Securities Service and Escrow Agreement").

       Pursuant to Article III of the Securities Service and Escrow Agreement, we hereby inform you that Category [ ] of the Warrants has become exercisable as of [ ], and that the [ ] [INDICATE THE NUMBER] Warrants in this category may be exercised by their holder(s) until their Expiration Date, i.e., until [ ].

       Sincerely,

                                          EDAP TMS


                                          ------------------------------------
                                          By: [                             ]

cc: HT Prostate Therapy Management Company L.L.C.

                                  EXHIBIT 3-2

                        FORM OF WARRANT EXERCISE NOTICE

                            WARRANT EXERCISE NOTICE

Euro Emetteurs Finances
48 Boulevard des Batignolles
75850 Paris Cedex 17, France
Tel: (33)(0)1.55.30.59.48/Fax: (33)(0)1.55.30.59.50

Attention: Mrs. Edith Martinot (Customer Service)

Dear Mrs. Martinot:

       We refer to the securities service and escrow agreement dated [ ] 2005, entered into by and among Euro Emetteurs Finances, EDAP TMS and HT Prostate Therapy Management Company L.L.C. (the "Securities Service and Escrow Agreement") and to the instruction to open the exercise period for Warrants in Category [ ] that was sent to you by EDAP TMS on [ ].

       Pursuant to Article III of the Securities Service and Escrow Agreement, we hereby inform you that we have exercised [ ] Warrants in Category [ ], on [ ]. Enclosed please find a certificate from EDAP TMS that the exercise price for these Warrants has been paid.

       We hereby request that in your capacity as accountholder for the Warrants and shares issued by EDAP TMS, you prepare all the paperwork for this exercise, including recording the Underlying Shares resulting from this exercise in a new account in our name.

Sincerely,

                                [HT Prostate Therapy Management Company L.L.C.] [OR: ANY OTHER HEALTHTRONICS COMPANY THAT
                                HOLDS WARRANTS]


                                ----------------------------------------------
                                By: [                                    ]


Encl.: Certificate from EDAP TMS (payment of the exercise price for the Warrants)

cc: EDAP TMS
                                      17

                                  EXHIBIT 3-3

                       FORM OF CERTIFICATE FROM EDAP TMS
               (PAYMENT OF THE EXERCISE PRICE FOR THE WARRANTS)

  CERTIFICATE FROM EDAP TMS (PAYMENT OF THE EXERCISE PRICE FOR THE WARRANTS)

 EDAP TMS, a French corporation with capital of [e][1,087,166.73], having its principal place of business at Parc d'activite La Poudrette Lamartine, 4, rue du Dauphine, 69120 Vaulx-en-Velin (France), recorded in the Commercial Register under the number Lyon B 316 488 204 (the "Issuer") certifies:

* that it has received the sum of [ ], representing the entirety of the payments in cash made by [HT Prostate Therapy Management Company L.L.C.] [OR: ANY HEALTHTRONICS COMPANY THAT HOLDS WARRANTS] in exchange for the exercise of [ ] Warrants in Category [ ];

* that the result of the payment of this exercise price is that [ ] new shares of the Issuer, with a par value of [e][0.13] each, have been subscribed to by [HT Prostate Therapy Management Company L.L.C.] [OR: the HEALTHTRONICS COMPANY HOLDING THE EXERCISED WARRANTS].


                                     Done in [           ], on [               ]

                                By [                          ], duly authorized

                                --------------------------

                                  EXHIBIT 4-3

            FORM OF INSTRUCTION FOR THE RELEASE OF ESCROWED SHARES

                INSTRUCTION FOR THE RELEASE OF ESCROWED SHARES

Euro Emetteurs Finances
48 Boulevard des Batignolles
75850 Paris Cedex 17, France
Tel: (33)(0)1.55.30.59.48/Fax: (33)(0)1.55.30.59.50

Attention: Mrs. Edith Martinot (Customer Service)

Dear Mrs. Martinot:

       We refer to the securities service and escrow agreement dated [ ] 2005, entered into by and among Euro Emetteurs Finances, EDAP TMS and HT Prostate Therapy Management Company L.L.C. (the "Securities Service and Escrow Agreement").

       Pursuant to Article 4-3 of the Securities Service and Escrow Agreement, we hereby request that you release [ ] Escrowed Shares appearing in the Escrow Account [ ] [INDICATE THE IDENTIFICATION NUMBER], to [ ] [IDENTIFY THE ASSIGNEE], in an escrow account opened for this purpose by the Provider.

       Pursuant to Article 4-3 of the Securities Service and Escrow Agreement, enclosed please find a copy of the legal opinion issued by the law firm of [ ] [NAME AND ADDRESS OF THE LAW FIRM] sent to EDAP TMS.

       Please send this instruction to EDAP TMS, and if EDAP TMS does not object to it within 5 business days of receipt, please release the securities mentioned above and make the relevant entries in your records.

                                Sincerely,

                                [HT Prostate Therapy Management Company L.L.C.]

                                ----------------------------------------------
                                By: [                           ]


Encl.:  Legal opinion from the law firm of [                            ]

cc: EDAP TMS

                                  EXHIBIT 4-4

           FORM OF INSTRUCTION FOR THE TRANSFER OF ESCROWED WARRANTS

               INSTRUCTION FOR THE TRANSFER OF ESCROWED WARRANTS

Euro Emetteurs Finances
48 Boulevard des Batignolles
75850 Paris Cedex 17, France
Tel: (33)(0)1.55.30.59.48/Fax: (33)(0)1.55.30.59.50

Attention: Mrs. Edith Martinot (Customer Service)

Dear Mrs. Martinot:

       We refer to the securities service and escrow agreement dated [ ] 2005, entered into by and among Euro Emetteurs Finances, EDAP TMS and HT Prostate Therapy Management Company L.L.C. (the "Securities Service and Escrow Agreement").

       Pursuant to Article 4-4 of the Securities Service and Escrow Agreement, please transfer [ ] [NUMBER] Escrowed Warrants (in Category [ ]) to [ ] [INDICATE THE HEALTHTRONICS COMPANY] in account [ ] [[IN THE EVENT OF TRANSFER TO MORE THAN ONE HEALTHTRONICS COMPANY] and [ ] Escrowed Warrants (in Category [ ]) to [ ] in account [ ].]

       Pursuant to Article 4-4 of the Securities Service and Escrow Agreement, enclosed please find a copy of the certificate that the above-mentioned company or companies [is a Healthtronics Company] [are Healthtronics Companies].

       Please transmit this instruction to EDAP TMS, and [if EDAP TMS does not object to it within 5 business days of receipt] please transfer the Escrowed Warrants mentioned above and make the relevant entries in your records.

                                Sincerely,

                                [HT Prostate Therapy Management Company L.L.C.]

                                ----------------------------------------------
                                By: [                             ]

Encl.:  Certificate from [HT Prostate Therapy Management Company]

cc: EDAP TMS

                                  EXHIBIT 4-5

                      FORM OF CERTIFICATE OF HT PROSTATE

                                  CERTIFICATE

Reference is made to the securities service and escrow agreement dated
[              ] 2005, entered into by and among Euro Emetteurs Finances, EDAP
TMS and HT Prostate Therapy Management Company L.L.C. (the "Securities Service and Escrow Agreement"),

HT Prostate Therapy Management Company L.L.C., a limited liability company governed by the laws of the State of Delaware (United States), having its principal place of business at
[                                                    ] (United States),
represented by [                            ] (NAME),
[                            ] (CAPACITY) certifies that
[                            ]  [INDICATE THE HEALTHTRONICS COMPANY TO WHICH
THE WARRANTS ARE TO BE TRANSFERRED] is as of the date hereof, and will remain as of the date on which the Warrants are transferred to it, a Healthtronics Company within the meaning of the Securities Service and Escrow Agreement.


                                Done in [         ], on [               ]

                                By [                       ], duly authorized

                                  EXHIBIT 4-6

                 FORM OF AGREEMENT OF HEALTHTRONICS COMPANIES

      AGREEMENT PURSUANT TO THE SECURITIES SERVICE AND ESCROW AGREEMENT

Reference is made to the securities service and escrow agreement dated
[                  ] 2005, entered into by and among Euro Emetteurs Finances,
EDAP TMS and HT Prostate Therapy Management Company L.L.C. (the "Securities Service and Escrow Agreement").

Pursuant to Article 4-4 of the Securities Service and Escrow Agreement,
Warrants have been transferred today to [                                ]
[INDICATE THE HEALTHTRONICS COMPANY TO WHICH THE WARRANTS ARE TRANSFERRED], a [limited liability] company governed by the laws of the State of
[              ](United States), having its principal place of business at
[                                                                ] (United
States).

Therefore, pursuant to the Article mentioned above,
[                             ]  [INDICATE THE NAME OF THE HEALTHTRONICS
COMPANY TO WHICH THE WARRANTS ARE TRANSFERRED], represented by
[                         ] (NAME), [                         ] (CAPACITY)
hereby agrees to comply with all of the provisions of the Securities Service and Escrow Agreement, to which it is now a party just as the parties that initially entered into the Agreement.




                                Done in [         ], on [               ]

                                By [                       ], duly authorized

                                  EXHIBIT 6-1

                                  RATE SHEET

This exhibit sets forth the terms of remuneration of the obligations performed by the Provider under this Agreement.

The amounts indicated are all pre-tax amounts.

Actual costs (document printing costs, costs of legal announcements, publications, postage, etc.) shall be allocated pro rata.

1- HANDLING OF WARRANT EXERCISE NOTICES

A fee of [e]100 per file shall be applied to any warrant exercise notice.

This will be billed at the beginning of each calendar year, in arrears, on the basis of the exercises handled during the course of the past year.

2 - SERVICING OF THE WARRANTS

This service will be remunerated with an ANNUAL LUMP SUM of [e]300.

This commission will be billed at the beginning of each calendar year for the fiscal year in course. For the first year, it will be pro rated from the date the services begin until December 31, 2005.

                                 EXHIBIT 11-1

                                    NOTICES

TO THE ISSUER:

EDAP TMS
Parc d'activite la Poudrette Lamartine
4 rue du Dauphine
69120 Vaulx-en-Velin, France
Attn :  Blandine Confort (Responsable Juridique)

Telephone: (+33) (0)4 72 15 31 72
Fax: (+33) (0)4 72 15 31 51
E-mail:  BConfort@edap-tms.com

TO HT PROSTATE:

HT PROSTATE THERAPY MANAGEMENT COMPANY, L.L.C.
1841 West Oak Parkway, Suite A
Marietta, GA 30062, United States
Attn:  Ted Biderman (General Counsel)

Telephone: (+1)-770-419-0691
Fax: (+1)-770-419-9490
E-mail:   ted.biderman@healthtronics.com

TO THE PROVIDER:

EURO EMETTEURS FINANCE
48 Boulevard des Batignolles
75850 Paris Cedex 17, France
Attn: Edith Martinot (Responsable Clientele)

Telephone: (+33) (0)1.55.30.59.48.
Fax: (+33) (0)1.55.30.59.50
E-mail: edith.martinot@eef.fr

                                     EXHIBIT 8.1


                      LIST OF EDAP TMS S.A. SUBSIDIARIES
                            (AS OF MARCH 31, 2004)



     NAME OF SUBSIDIARY         JURISDICTION OF INCORPORATION

Techomed Medical Systems S.A.                      France
EDAP S.A.                                          France
EDAP Technomed  S.r.l.                             Italy
EDAP Technomed, Inc.                               United States
EDAP Technomed Co. Ltd.                            Japan
EDAP Technomed Sdn Bhd                             Malaysia



                                 EXHIBIT 11.1


                                   EDAP TMS
                                CODE OF ETHICS


As  ________________________________________________  of  EDAP  TMS S.A and its
Subsidiaries (the "Company"), I certify that I will adhere to the following principles and responsibilities, as well as the Company's other legal and compliance policies and procedures:

* Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;

* Provide other officials and constituents of the Company with information that is full, fair, accurate, complete, objective, timely and understandable;

* Comply, to the best of my knowledge, with rules and regulations of governmental entities as well as other private or public regulatory agencies to which the Company is subject;

* Act at all time in good faith, responsibly, with due care, competence and diligence, and without any misrepresentation of material facts;

* Act objectively, without allowing my independent judgment to be subordinated;

* Respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;

* Share my knowledge and skills with others to improve the Company's communication to its constituents;

* Promote ethical behavior among employees under my supervision at the Company; and

* Achieve responsible use of and control over all assets and resources of the Company entrusted to me.




Date:                                 _______________________________________
                                      Name:
                                      Title:

                                 EXHIBIT 12.1

                             ANNUAL CERTIFICATION
             PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002


I, Philippe Chauveau, Chairman and Chief Executive Officer of EDAP TMS S.A., certify that:

1. I have reviewed this annual report on Form 20-F of EDAP TMS S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based  on  my  knowledge,  the  financial  statements,  and other  financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The  Company's   other   certifying   officer  and  I  are  responsible  for
   establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


                                    /s/Philippe Chaureau
Dated: June 4, 2004                 -------------------------------------------
                                    Title: Chairman and Chief Executive Officer

                                 EXHIBIT 12.2

                             ANNUAL CERTIFICATION
             PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002


I, Ian J. Vawter, Chief Financial Officer of EDAP TMS S.A., certify that:

1. I have reviewed this annual report on Form 20-F of EDAP TMS S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The  Company's   other   certifying   officer  and  I  are  responsible  for
   establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.



Dated: June 4, 2004                   /s/ Ian J. Vawter
                                      ----------------------------------------
                                      Title: Chief Financial Officer

                                 EXHIBIT 13.1

                             ANNUAL CERTIFICATION
           PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



    Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of EDAP TMS S.A. (the "Company"), does hereby certify, to such officer's knowledge, that:

    The Annual Report on Form 20-F for the year ended December 31, 2003 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.




                                      /s/Philippe Chauveau
Dated: June 4, 2004                   _________________________________
                                      Philippe Chauveau
                                      Chairman and Chief Executive Officer


                                      /s/Ian Vawter
Dated: June 4, 2004                   _________________________________
                                      Ian Vawter
                                      Chief Financial Officer



A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to EDPA TMS S.A. and will be retained by EDAP TMS S.A. and furnished to the Securities and Exchange Commission or its staff upon request.