Form 20-F
period 2005-12-31
EDAP TMS SA
filed 2006-06-06
CIK 1041934

As filed with the Securities and Exchange Commission on June 6, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:

7,782,731 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐            Accelerated filer ☐            Non-accelerated filed ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

[THIS PAGE INTENTIONALLY LEFT BLANK]

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, references herein to ‘‘the Company,’’ ‘‘the Group’’ or ‘‘EDAP TMS’’ are to EDAP TMS S.A. and its consolidated subsidiaries and references herein to ‘‘this Annual Report’’ are to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

The Company prepares its consolidated financial statements in conformity with United States generally accepted accounting principles (‘‘U.S. GAAP’’). In this Annual Report, references to ‘‘euro’’ or ‘‘€’’ are to the legal currency of the countries of the European Monetary Union, including the Republic of France, and references to ‘‘dollars,’’ ‘‘U.S. dollars’’ or ‘‘$’’ are to the legal currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of euro into dollars have been made at the rate of U.S.$1.00 = €0.8445, the rate derived from the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2005. See Item 3, ‘‘Key Information—Exchange Rates’’ for information regarding certain currency exchange rates and Item 11, ‘‘Quantitative and Qualitative Disclosures about Market Risk’’ for a discussion of the effects of fluctuations in currency exchange rates on the Company.

The following are registered trademarks of the Company in the United States: EDAP, Technomed, Ablatherm, Ablasonic, Ablapak, Praktis, Pulsolith and Sonolith 2000. This Annual Report also makes references to trade names and trademarks of companies other than the Company.

FORWARD-LOOKING INFORMATION

This Annual Report includes certain forward-looking statements, usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect the Company’s views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company’s control. These factors include, without limitation:

-	the effects on the Company of the intense competition existing in the markets in which it operates;
-	the uncertainty of market acceptance for the Company’s HIFU devices;
-	the uncertainty of reimbursement status;
-	the clinical status of the Company’s HIFU devices;
-	the impact on the Company of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on the Company’s strategic partners;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	and potential fluctuations in results of operations due to the cyclical nature of demand for medical devices.

Readers should also consider the information contained in Item 3, ‘‘Key Information—Risk Factors’’ and Item 5, ‘‘Operating and Financial Review and Prospects,’’ as well as the information contained in the Company’s periodic filings with the Securities and Exchange Commission (including the Company’s reports on Form 6-K), for further discussion of the risks and uncertainties that may cause such differences to occur.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Annual Report (the ‘‘Consolidated Financial Statements’’) and Item 5, ‘‘Operating and Financial Review and Prospects.’’ The balance sheet data as of December 31, 2003, 2004 and 2005 and the income statement data for the years ended December 31, 2003, 2004 and 2005 set forth below have been derived from the Consolidated Financial Statements. The balance sheet data as of December 31, 2001 and 2002 and the income statement data for the year ended December 31, 2001 and 2002 have been derived from the Company’s audited consolidated financial statements. The Consolidated Financial Statements were prepared in accordance with U.S. GAAP. To date, the Company has not been required, and presently is not required under French law, to prepare consolidated financial statements under French GAAP, nor has it prepared any consolidated financial statements under French GAAP.

	Year Ended and at December 31,
In thousands of euro, except per share data	2001	2002	2003	2004	2005

INCOME STATEMENT DATA
Total revenues	23,965	19,961	18,473	22,163	20,810
Total net sales	23,804	19,725	18,030	21,955	20,717
Gross profit	7,979	8,458	5,379	8,487	8,497
Operating expenses	(13,093)	(13,234)	(13,500)	(9,317)	(9,820)
Loss from operations	(5,114)	(4,776)	(8,121)	(830)	(1,323)
Income (loss) before income taxes	8,019	(3,873)	(9,090)	(871)	(961)
Income tax (expense) benefit	(882)	(167)	114	(278)	(104)
Net income (loss)	7,137	(4,040)	(8,976)	(1,149)	(1,065)
Basic earnings (loss) per share	0.92	(0.52)	(1.15)	(0.15)	(0.14)
Dividends per share(1)	—	—	—	—	—
Weighted average shares
outstanding used in basic calculation	7,760,044	7,771,467	7,781,731	7,781,731	7,782,731
Weighted average shares
outstanding used in diluted calculation	7,941,869	7,833,514	7,817,303	8,074,210	8,373,574
Diluted earnings (loss) per Share	0.90	(0.52)	(1.15)	(0.15)	(0.14)
BALANCE SHEET DATA
Total current assets	45,927	34,091	25,870	22,041	22,777
Property and equipment, net	2,233	1,985	2,903	2,807	3,130
Total current liabilities	11,916	9,880	11,074	8,272	9,874
Total assets	53,115	39,787	31,910	27,901	28,796
Long-term debt, less current portion	304	95	7	-	55
Total shareholders’ equity	38,909	28,375	18,961	17,964	17,372

(1)
No dividends were paid with respect to fiscal years 2001 through 2004 and subject to approval of the annual shareholders’ meeting to be held in June 2006, the Company does not anticipate paying any dividend with respect to fiscal year 2005. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

EXCHANGE RATES

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of American Depositary Shares (‘‘ADSs’’) representing ordinary shares of the Company (‘‘Shares’’) on conversion by the Depositary of dividends, if any, paid on the Shares in the form of ADSs. Moreover, such fluctuations may affect the dollar price of the ADSs on Nasdaq.

The following table sets forth, for each of the years indicated, the high, low, average and year-end Noon Buying Rates expressed in euro per $1.00.

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€
2001	1.19	1.05	1.12	1.12
2002	1.16	0.95	1.05	0.95
2003	1.12	0.79	0.88	0.79
2004	0.85	0.73	0.80	0.74
2005	0.86	0.74	0.81	0.84

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this Annual Report.

The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	High	Low	Average
	€	€	€
2005
November	0.86	0.83	0.85
December	0.85	0.83	0.84
2006
January	0.83	0.81	0.82
February	0.84	0.83	0.84
March	0.84	0.82	0.83
April	0.83	0.79	0.81

On May 18, 2006, the Noon Buying Rate was U.S.$1.00 = €0.78.

RISK FACTORS

Dependence on HIFU Technology

The Company is dependent on its High Intensity Focused Ultrasound (‘‘HIFU’’) technology for future growth in its revenues and net income. The Company’s Extracorporeal Shockwave Lithotripsy (‘‘ESWL’’) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. In particular, the Company will be dependent on the successful development and commercialization of its other line of products, medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in its commercialization phase in the European Union. The Ablatherm is not approved for commercial distribution in the United States and none of the Company’s other HIFU products (excluding Ablatherm) has obtained approval for commercial distribution anywhere in the world. In December 2001, the Company’s request for an additional Investigational Device Exemption (‘‘IDE’’) from the U.S. Food and Drug Administration (‘‘FDA’’) to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. In order to assist in the successful completion of clinical trials to obtain FDA approval, the Company has identified a U.S. partner to assist in the approval process for re-submission of an IDE to the FDA, with the execution of a Distribution Agreement with HealthTronics Surgical Services, Inc. (‘‘HealthTronics’’), in February 2004. Trials in the United States have started in May 2006 with several centers fully approved and currently enrolling patients. The identification of HealthTronics as the Company’s U.S. partner does not guarantee the successful completion of clinical trials nor does it guarantee that the FDA will grant approval to market a device if clinical trials are successfully completed. See ‘‘—Uncertainty Relating to Clinical Trials; Clinical Status of Certain Products Using HIFU Technology’’ and Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

Uncertainty Relating to Clinical Trials; Clinical Status of Certain Products Using HIFU Technology

Before obtaining regulatory approvals for the commercial sale of any of its devices under development, the Company must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials, and there can be no assurance that the Company’s clinical trials will demonstrate the safety and effectiveness of any products or will result in marketable products. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The Company, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies such as the FDA may even refuse to grant exemptions to conduct clinical trials. The Company's US partner HealthTronics may decide to cease its cooperation with the Company under the Distribution Agreement. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

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

Uncertainty of Market Acceptance of Certain Products Using HIFU Technology

The Company’s HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that the Company’s HIFU devices may have achieved or may achieve in the future in terms of safety and effectiveness, and any marketing approvals that the Company may have obtained or may obtain in the future with respect thereto, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on adequate reimbursement from healthcare payers, which has not been provided for the Company’s HIFU products in any country, except Italy, Germany and the UK where it is partially reimbursed, and evidence of the cost effectiveness of a therapy as compared to existing therapies. Acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness and the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

Uncertain and unpredictable liquidity and cash flow

The Company’s cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2005, 2004 and 2003, moreover, the Company’s cash flow was negative due to the cash requirements of operating activities, which the Company financed using cash and cash equivalents on hand. In addition, in 2005, the Company's cash flow was negative due to the cash requirements of investing activity to expand its mobile activity and to expand the leasing of its products. In addition, because the Company anticipates relying principally on cash flow from operating activities to meet its liquidity requirements, a decrease in the demand for the Company’s products, or the inability of the Company’s customers to meet their financial obligations to the Company, would reduce the availability of funds to the Company. The Company’s future cash flow may also be affected to the extent the Company continues to expand the leasing of its products, or to expand its mobile activity (which is invoiced on a revenue-per-procedure basis), since each of these activities generates smaller immediate revenues than device sales. In the future, the Company’s liquidity may therefore be constrained and its cash flows may be uncertain, negative or significantly different from period to period. In 2003, the Company performed an extensive review of its business and adopted measures designed to address its cash flow problems in the near term. There is no assurance, however, that these problems will not recur in the medium to long term.

History of Operating Losses; Uncertainty of Future Profitability

The Company has incurred operating losses in each fiscal year since 1998 and may never achieve profitability. The Company expects that its marketing, selling and research and development expenses will increase as it attempts to develop and commercialize HIFU devices. The Company may not generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. In 2005 and 2004, the Company had positive operating income in both operating divisions (HIFU division and UDS division), reflecting its efforts in restructuring the Company in late 2003 and in sustained cost control and an operating loss in its holding Company (holding expenses). There can be no assurance, however, that the Company will realize sufficient revenue to sustain or increase profitability in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Competition and Technological Advances

In each of its principal businesses, the Company faces competition both directly from other manufacturers of medical devices that apply the same technologies as the Company, as well as indirectly from existing or emerging therapies for the treatment of urological disorders. Competition in the markets in which the Company operates is intense and is expected to increase in the future.

The Company believes that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that the Company targets for its HIFU products, competition comes from new market entrants and alternative therapies, as well as current manufacturers of medical devices. In the HIFU market, the Company’s devices, in particular the Ablatherm, compete with all current treatments for localized tumors, which include surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, Inc. (‘‘Focus Surgery’’), which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, Inc., USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical Inc. has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various types of cancers, recently signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. Finally, Chinamed, a Chinese company, is also developing HIFU products for various types of cancer tumors, but the company is only marketing its HIFU products in China. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Government Regulation

Government regulation in countries in which the Company sells its products, particularly in the United States, is a significant factor in the development and marketing of the Company’s products and in the Company’s ongoing manufacturing and research and development activities. The Company is regulated in each of its major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of its products. In order to market and sell those of its products that are still in the clinical trial stage, the Company will be required to obtain marketing approval or clearance from the relevant regulatory agencies, including the FDA in the United States. Moreover, if regulatory approval to market a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company’s products. Delays in receipt of, or failure to receive, regulatory approvals, or the loss of previously received approvals, would have a material adverse effect on the Company’s business, financial condition and results of operations. For more information on the regulation of the Company’s business, see Item 4, ‘‘Information on the Company—Government Regulation.’’

There can be no assurance that additional statutes or regulations applicable to the Company’s business will not be adopted, impose substantial additional costs or otherwise have a material adverse effect on the Company’s business, financial condition and results of operations.

Uncertainty Relating to Third-Party Reimbursement

The Company’s success is dependent upon, among other things, the extent to which satisfactory reimbursement for the procedures performed with its devices can be obtained from healthcare payers in the United States and elsewhere. In the United States, the Company is dependent upon favorable decisions by the Centers for Medicare & Medicaid Services (‘‘CMS’’), formerly the Health Care Financing Administration (‘‘HCFA’’), for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, and any such revision might affect reimbursement for the procedures performed using the Company’s devices. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no single procedure for obtaining reimbursement and, consequently, relevant approvals have to be sought in each Member State. Failure to establish sufficient reimbursement from healthcare payers or adverse changes in governmental and private healthcare payers’ policies could have a material adverse effect on the Company’s business, financial condition and results of operations.

Lithotripsy procedures are reimbursed in the European Union, in Japan and in the United States. However, there can be no assurance that a decision to modify reimbursement will not affect the Company’s business, financial conditions and results of operations. Procedures performed with the Company’s Ablatherm device are not reimbursed in the United States or in any of the European Union countries with the exception of Italy, Germany and the UK, where it is partially reimbursed, and there is no assurance that such reimbursement will be obtained. If reimbursement for our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Manufacturing

The Company’s manufacturing operations must comply with regulations established by regulatory agencies in the United States, the European Union and other countries, and in particular with the good manufacturing practices (‘‘GMP’’) mandated by the FDA and the European Union standards for quality assurance and manufacturing process control. Any failure by the Company to comply with such regulations may have a material adverse effect on the Company’s business, financial condition and results of operations.

Substantially all assembly of the Company’s production currently takes place in a single facility located in Vaulx-en-Velin, on the outskirts of Lyon, France. A significant interruption for any reason, including but not limited to failure to obtain regulatory approval for manufacturing processes or in the operations of the Company’s sole facility could have a material adverse effect on the Company’s business, financial condition and results of operations.

Dependence Upon Key Suppliers

The Company purchases the majority of the components used in its products from a number of suppliers but relies on a single source for several components of its products. In addition, the Company relies on single suppliers for certain services. If the supply of certain components or services were interrupted, the Company’s manufacturing, marketing and selling of the relevant products would be delayed. These delays could be extensive in situations where a component substitution would require regulatory approval. The Company expects to be dependent upon its suppliers for the foreseeable future. Failure to obtain adequate supplies of components or services in a timely manner could have a material adverse effect on the Company’s business, financial condition and results of operations.

Patents, Licenses and Proprietary Technologies

The Company’s success depends in large part on its ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. The Company’s products, including its HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by the Company’s technical and management personnel. An adverse determination in any such litigation or proceeding to which the Company may become a party could subject the Company to significant liability to third parties, require the Company to seek licenses from third parties and to pay ongoing royalties, require the Company to redesign certain products or subject the Company to injunctions preventing the manufacture, use or sale of such products. In addition to being costly, protracted litigation to defend or prosecute intellectual property rights could result in the Company’s customers or potential customers deferring or limiting their purchase or use of the Company’s products until resolution of such litigation. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division—UDS Division Patents and Intellectual Property.’’

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

The Company also relies on trade secrets and proprietary know-how, which it seeks to protect through non-disclosure agreements with employees, consultants and other parties. There can be no assurance that those non-disclosure agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company’s trade secrets will not otherwise become known to, or independently developed by, competitors. Litigation may be necessary to protect trade secrets or knowhow owned by the Company. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries.

The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, financial condition and result of operations.

Product Liability Risk

The Company faces a significant risk of exposure to product liability claims in the event that the use of its products results in personal injury or death, and there can be no assurance that material product liability claims will not be assessed against the Company in the future. To date, the Company is a party to two product liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure, for which it has agreed to retain liability following the sale of the Prostatron business in October 2000. See Item 5, ‘‘Operating and Financial Review and Prospects—Critical Accounting Policies—Litigation’’ and Item 8, ‘‘Financial Information—Legal Proceedings’’ for more information about these actions. These product liability claims, if successful, could have a material adverse impact on the Company.

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

Risk of Exchange Rate Fluctuations

The Company sells its products in many parts of the world and, as a result, the Company’s business is affected by fluctuations in currency exchange rates. The Company is exposed to foreign currency exchange rate risk because the mix of currencies in which its costs are denominated is different from the mix of currencies in which it earns revenues. In 2005, approximately 76% of the Company’s selling and general and administrative expenses and approximately 93% of the Company’s research and development expenses were denominated in euro, while approximately 42% of the Company’s sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on the Company’s revenues which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. The Company from time to time enters into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which its receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on the Company’s results of operations. As of December 31, 2005, the Company had three options to hedge against Japanese yen for a total nominal amount of JPY45 million (i.e. €331 thousand), an amount of JPY15 million each, expiring on March, June and September 2006 respectively and two options to hedge against US$ for a total nominal amount of US$200 thousand (i.e. €160 thousand), an amount of US$100 thousand each, expiring on February and April 2006. As of March 31, 2006, the Company had three new foreign exchange sale contracts, one for the Japanese yen and two for U.S. dollars. In addition, since any dividends that may be declared by the Company will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs.

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

Item 4. Information on the Company

The Company develops and markets Ablatherm®, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option and also for patients who failed a radiotherapy treatment. The Company is also developing this HIFU technology for the treatment of certain other types of tumors. The Company also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

History and Development of the Company

Founded in 1979, the Company originally specialized in the manufacturing and distribution of lithotripters (device which uses shockwaves to disintegrate urinary calculi) and produced the first piezo-electric lithotripter (using electric shocks produced by a piezo-component) in 1985. In 1994, the Company purchased most of the assets of Technomed International S.A. (‘‘Technomed’’) out of liquidation. Technomed was established in 1985 and launched an electrohydraulic lithotripter (using electric shocks produced by an electrode within a hydraulic system) in 1986 and the Prostatron, a medical device using TransUrethral Microwave Thermotherapy (TUMT) for the minimally invasive treatment of BPH in the European Union in 1990. The assets acquired by the Company in Technomed’s liquidation included the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters (Sonolith Praktis and Sonolith Vision) and the Ablatherm HIFU device.

In October 2000, the Company sold its Prostatron business to Urologix Inc. for consideration consisting of approximately $12 million in common stock and warrants to purchase additional shares of common stock and $8 million in cash.

In July 2002, the Company reorganized its management structure and created two separate operating divisions, the HIFU division and the UDS division. The implementation of the new corporate structure consolidated the management structure of the Company from a two-tiered management system with a Supervisory Board and a Management Board into a single Board of Directors with the consolidated management responsibilities of the two-tiered system.

On February 25, 2004, the Company and HealthTronics finalized a distribution agreement based on the terms outlined in a letter of intent. On January 28, 2005, conforming the distribution agreement and as per the approval of the January 29, 2004 extraordinary shareholders’ meeting, 1,000,000 warrants were allocated to HealthTronics. These warrants can be exercised upon the completion of certain milestones linked to the grant of the Ablatherm (PMA) and certain minimum sales of lithotripters in the United States.

On December 29, 2005, the Company and HealthTronics entered into an amendment to the distribution agreement, whereby HealthTronics decided to focus all its efforts on implementing Ablatherm clinical trials in the United States to gain FDA approval, and not to pursue distribution of the Company's lithotripters in the United States. The 200,000 warrants that had been issued to HealthTronics were then cancelled, as the conditions precedent to their exercise were directly linked to future purchases of lithotriptors manufactured by the Company.

The Company’s legal name is EDAP TMS S.A. and its commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a société anonyme organized under the laws of the Republic of France for 60 years from the date of incorporation. The Company’s principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and its telephone number is +33 (0) 4 72 15 31 50. On July 1, 2004, the Company closed its U.S. offices, but retained EDAP Technomed Inc as a Delaware registered company. Mr. Lee Sanderson, CPA, 945 Concord Street, Framingham, MA01701, USA is the Company's agent for service of process.

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

See Note 27 of the Notes to the Consolidated Financial Statements for a breakdown of total sales and revenue during the past three fiscal years by operating division.

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

High Intensity Focused Ultrasound (‘‘HIFU’’) Division

The Company’s HIFU division consists of two wholly owned and fully consolidated subsidiaries: EDAP S.A. (‘‘EDAP’’), a French Corporation, and EDAP Technomed Srl, an Italian Corporation. The HIFU division also has branch offices in Germany and Russia. The HIFU division is engaged in the development and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. The HIFU division had total revenues of €7.9 million during the fiscal year ended December 31, 2005

HIFU Division Business Overview

The HIFU division currently develops and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anaesthesia and associated complications. The Ablatherm, a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, Canada, South Korea and Russia, and clinical trials in the United States have started, with the assistance of the Company’s U.S. partner, HealthTronics. The HIFU division had a fixed installed base of 49 Ablatherm machines worldwide and 106 clinical sites were using this technology as of March 31, 2006.

In addition to developing and marketing HIFU devices, the HIFU division also generates revenues from the leasing of this equipment, as well as from the sale of disposables, spare parts and maintenance services. The Company is developing a HIFU mobile treatment activity which enables to provide access to the HIFU technology without an initial investment. Hospitals and clinics perform treatments using the devices and remunerate the Company on a revenue-per-procedure (‘‘RPP’’) basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation will become more attractive, leading to the sale of the device in some of the larger locations.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Prostate Cancer using HIFU. Building upon the Company’s established position in the ESWL market of the UDS division, the HIFU division is striving to become the leading provider of this minimally invasive treatment option for prostate cancer. It believes that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. The HIFU division believes that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division achieves this through a direct sales network in key European countries and through selected distributors in other European countries, through the distribution platform of the UDS division in Asia, and in partnership with HealthTronics in the United States. The HIFU division has built a strong clinical credibility based on clinical articles published in peer reviewed journals. The Company ensures effective patient and physician education through a focused communication program.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply its HIFU technology toward the minimally invasive treatment of indications beyond prostate cancer. The HIFU division believes that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ However, the HIFU division increased spending on research and development (‘‘R&D’’) projects in 2005 to develop HIFU applications beyond prostate cancer The division is considering pursuing increasing R&D spending in 2006 and onwards to strengthen its technological leadership in HIFU and expand it beyond urology.

HIFU Products

Currently, the only commercial product produced by the HIFU division utilizing HIFU technology is the Ablatherm. The Ablatherm treats organ-confined prostate cancer and is cleared for distribution in the European Union, South Korea, Canada, Australia, New Zeland and Russia. Clinical trials are underway in the United States, in partnership with HealthTronics. The Company has developed the Ablatherm, an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire volume has been treated, while controlling and imaging the treatment in real time thanks to its integrated imaging system. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is generally performed under spinal anaesthesia.

HIFU Division Patents and Intellectual Property

As of March 31, 2006, the HIFU division’s patent portfolio contained 56 patents (consisting of 26 in the United States, 23 in the European Union and Japan and 7 in Israel) covering key technologies relating to HIFU systems and associated software.

During 2005 one patent covering obsolete technology has been abandoned in the United States. Two new patents, one covering the HIFU dedicated coupling liquid and the other one covering a new probe design for extracorporeal use, have been obtained in Europe. An additional patent covering transducer design has been granted in Israel. Finally a new patent covering the combination of thermal and cavitation effect for tissue necrosis has been granted in Japan.

Additional patents covering certain other aspects of the Company’s HIFU technology in the European Union, the United States and Japan are still in the examination process. Among these patents, some of them are dedicated to the development of small transducers for High Intensity Contact Ultrasound (HICU).

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

In August 2004, the Company licensed its HIFU technology for the specific treatment of the ‘‘cervicofacial’’ lesions, including the thyroid, to Theraclion, a French company created by the former R&D Director of the Company. This license agreement allows for the payment of certain royalties calculated on the basis of Theraclion’s future sales of devices. The Company determined that it could not invest in these specific applications for the time being, and this license agreement therefore allows Theraclion to pursue the development of HIFU for this application. The Company owns no interest in Theraclion.

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

There are primarily two methods to evaluate the presence of cancerous tissue in the prostate. The first method is based on biopsies. A sextant biopsy is performed inside the prostate to reveal the presence of a tumor. The second method is based on a blood test for the Prostate Specific Antigen (‘‘PSA’’), which, although not specific to cancer tumors, measures the proliferation of cells inside the prostate.

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

In June 2000, the HIFU division applied for an approval by the Japanese Ministry of Health for the Ablatherm to be marketed in Japan. The Company retrieved the application in 2005 in order to update it and review the process. The process of requesting approval to market the Ablatherm in Japan might be long and may never result in the approval to market the Ablatherm in Japan. See Item 3, ‘‘Key Information—Risk Factors—Dependence on HIFU Technology.’’

In 2001, the French Urology Association (‘‘AFU’’) conducted an independent clinical trial in order to confirm the efficacy and safety results observed in the European Multicentric Study, and to evaluate the therapy-related costs. Patient recruitment was successfully performed at eight investigational sites. Patient enrolment was completed in an 11-month period with 117 patients included. Patient follow-up is ongoing, with intermediate assessment at one year. The two year follow-up results were presented at the AFU congress in November 2004. Follow-up with these patients will continue for the next two years to evaluate the long-term efficacy of the treatment.

In March 2004, a new treatment protocol concerning the treatment of patients who failed radiotherapy was approved by French authorities. The Company obtained CE Marking, which currently allows it to market this new Ablatherm treatment option.

In February 2004, the Company entered into a distribution agreement with a subsidiary of HeathTronics Surgical Services, Inc. (‘‘HealthTronics’’). The terms of the distribution agreement grant HealthTronics the right to pursue market approval from the FDA for the Ablatherm. When and if HealthTronics receives market approval from the FDA, HealthTronics will be granted exclusive distribution rights for the Ablatherm in the United States. The company continues to work with its U.S. partner, HealthTronics, in pursuit of clinical trials for the Ablatherm device. HealthTronics has obtained FDA approval for starting a clinical trial of Ablatherm versus cryotherapy. The clinical trial will enroll 402 localized prostate cancer patients in 13 centers. The first patient was enrolled on May 4, 2006.

In 2005, a clinical trial was started in France to validate the efficacy and safety of Ablatherm as rescue treatment in patients after brachytherapy failure. Results will be ready by December 2006.

HIFU Division Manufacturing

The HIFU division’s policy is to subcontract the manufacture of its devices and accessories, including disposables. The HIFU division purchases all of the devices and accessories, including disposables used in its marketing and sales functions, from a single supplier, Technomed, part of the UDS division of the Company. It is the HIFU division’s belief that, since its only supplier is also a subsidiary of the same parent, there is no significant risk associated with the use of a single supplier.

HIFU Division Quality and Design Control

The HIFU division has obtained the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications which indicate compliance with international standards for quality and design control.

The Ablatherm is available for commercial distribution in Canada, the European Union, South Korea, Russia, Australia and New Zeland.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates that approximately 232,090 new cases of prostate cancer were diagnosed in 2005 and that there will be approximately 234,460 new cases of prostate cancer diagnosed in 2006, out of which an estimated 70% diagnosed with localized prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

If the efficacy of HIFU therapy is established, the HIFU division believes that its application could be expanded to other indications, such as certain localized thyroid, breast, gynaecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. However, the expansion of HIFU to other indications will require a significant investment in research and development by the Company, an investment which the Company will be undertaking gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.

HIFU Competition

The principal current therapies for prostate cancer carry side effects that can very seriously affect a patient’s quality of life. One of the current therapies is radical prostatectomy (surgery), which involves the ablation of the entire prostate gland. Radical prostatectomy requires several days of hospital stay and several weeks of recovery, usually with catheterization, and may result in partial and/or total urinary incontinence. In addition, it almost invariably renders patients impotent. A new surgical technique, nerve-sparing prostatectomy, has been developed to address that problem. However, the procedure can only be applied when the tumor is not located close to the surface of the prostate and requires a very skilled surgeon. Other therapies for localized prostate cancer include brachytherapy, a therapy that involves the implantation of radioisotopes into the prostate gland, external beam radiotherapy and cryotherapy.

The HIFU division’s devices compete with all current treatments for localized tumors, which include surgery, brachytherapy, radiotherapy, cryotherapy and hormonotherapy. The HIFU division believes that HIFU competes against those treatments on the basis of efficacy, limited side effects and cost-effectiveness.

Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli Company held mainly by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical has developed a device using HIFU to treat atrial fibrillation; Haifu, a Chinese company developing HIFU products addressing various cancers recently signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. Finally, Chinamed, a Chinese company is also developing HIFU products for various types of cancer tumors, but the company is only marketing its HIFU products in China. Certain existing and potential competitors of the HIFU division may have substantially greater financial, research and development, sales and marketing and personnel resources than the HIFU division or its parent and may have more experience in developing, manufacturing, marketing and supporting new products. The HIFU division believes that an important factor in the potential future market for HIFU treatments will be the ability to make the substantial investments in research and development in advancing the technology beyond the treatment of prostate cancer. This future investment is wholly dependent on the successful acceptance of the device for the treatment of prostate cancer.

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

The HIFU division’s marketing efforts include the organization of training programs for urologists worldwide and education of patients on the availability of HIFU technology to treat localized prostate cancer, through a comprehensive media and web program.

Urology Devices and Services (‘‘UDS’’) Division

The UDS division consists of four wholly owned and fully consolidated subsidiaries of the Company: TechnomedMedical Systems S.A. (‘‘TMS’’), a French corporation, EDAP Technomed Co. Ltd, a Japanese corporation, EDAP Technomed Sdn Bhd, a Malaysian corporation and EDAP Technomed Inc., a U.S. corporation. The UDS division also includes a South Korean branch office, Technomed Korea. The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological and other clinical indications. The UDS division had total revenues of €16.2 million during the fiscal year ended December 31, 2005.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body, to fragment urinary stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anaesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith Praktis, which is available for commercial distribution in the European Union, Japan, Canada and the United States, and the Sonolith Vision, which is available for commercial distribution in the European Union, Japan and Canada only. The UDS division had an installed base of 424 ESWL lithotripters worldwide as of March 31, 2006.

In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services, including the maintenance and services business of HIFU-related devices and accessories on behalf of the HIFU division. The UDS division, as an additional part of its contract manufacturing business, manufactures HIFU related devices and accessories, including disposables, on behalf of the HIFU division. It also derives revenues from the distribution of Prostatron parts and related services, in Japan and Italy under the Distribution Agreement entered into with Urologix in October 2000.

Under the Supply Agreement entered into with Urologix in connection with the sale of the Company’s Prostatron business in October 2000, the UDS division previously manufactured certain components of the Prostatron. Although the Supply Agreement expired in October 2003, the UDS division continued to manufacture machines on behalf of Urologix in 2004 to produce the machines that had been ordered prior to the expiration of the Agreement. In 2005, no more machines were manufactured and the UDS division does not expect to generate any additional revenues from the supply of machines to Urologix. The UDS division expects to derive only a small amount of revenues related to the sales of Prostatron parts.

UDS Division Business Strategy

The UDS division’s business strategy is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. To achieve this strategic goal, the UDS division intends to capitalize and expand on its expertise as the manufacturer of minimally invasive devices such as its ESWL lithotripters and HIFU devices. The UDS division manufactures the Ablatherm and the disposable Ablapack on behalf of the HIFU division. All the costs related to the manufacturing of these machines are supported by the UDS division, which invoices the HIFU division at cost plus a margin and records the sales of the devices as revenues. The key elements of the UDS division’s strategy are:

•
Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. The UDS division believes that a combination of continued investment in lowering end-user costs and offering units that are easily adaptable to various treatment environments, and a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘—UDS Division Products’’

•
Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. The UDS division believes that it can achieve additional long-term growth by offering its established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. The UDS division’s distribution platform in urology consists of a series of well-established subsidiaries in Europe and Asia as well as a network of third-party distributors worldwide.

•
Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, the UDS division believes that it can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. The UDS division believes that its FDA-inspected and ISO 9001 (V:2000) and ISO 13485 (V:2003) certified facilities allow it to offer manufacturing services to a wide range of potential medical equipment developers.

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

Product	Procedure	Development Stage	Clinical and Regulatory Status
Sonolith	Electroconductive	Commercial	Approved for distribution:
Praktis	treatment of	Production	European Union
compact lithotripter	urinary stones		Japan
United States
Canada
Russia
South Korea
Australia
New Zeland

Sonolith Vision	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		Japan
Canada
South Korea
Australia
New Zeland

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

UDS Division Patents and Intellectual Property

As of March 31, 2006, the UDS division’s patent portfolio contained 16 patents (consisting of 6 in the United States, 8 in the European Union and Japan and 2 in Israel) covering key technologies relating to ESWL systems and associated software capabilities.

During 2005, one patent covering obsolete technology has been abandoned in the United States.

Additional patents covering certain other aspects of the Company’s ESWL electroconductive and piezoelectric technologies in the European Union, the United States and Japan are still in the examination process.

The UDS division’s patents in ESWL cover certain technologies relating to the association of a piezoelectric treatment head with an ultrasound imaging probe, as well as the electrodes for the Sonolith line. Following the settlement in 1989 of patent infringement actions against Richard Wolf GmbH and Diasonics Inc., TMS granted both companies a non-exclusive license to use its patented technology. The related patent expired in 2004, and thus the corresponding license is no longer valid. The UDS division’s ongoing research and development objectives in ESWL are to further increase the cost-effectiveness and clinical efficacy of its products.

UDS Division Regulatory Status

The Sonolith Praktis is available for commercial distribution in the United States, Canada, the European Union, South Korea, Australia, New Zeland and Japan. The Sonolith Vision is available for commercial distribution in the European Union, Canada, South Korea, Australia, New Zeland and Japan. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines, even though the Company has discontinued the manufacture of these machines.

UDS Division Market Potential

The Company estimates that roughly 2% to 3% of the world population suffers from kidney or urethral stones during their lifetime. Urinary calculi are responsible for 10% of urological hospital admissions worldwide. Although urinary calculi may be eliminated naturally by the body, natural elimination is frequently accompanied by considerable pain and very often by serious complications, such as obstruction and infection of the urinary tract.

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

The UDS division believes that companies with a large installed base of ESWL lithotripters will be most successful in the replacement market. Consequently, the Company intends to capitalize on its share of the installed base of ESWL lithotripters to gain a significant position in the replacement market for those machines. The Company expects the ESWL business to continue to contribute, at historically consistent levels, to the UDS division’s financial results despite the mature nature of the market, due to revenues from maintenance contracts and demand for replacement machines. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

UDS Division Competition

The ESWL market is characterized by severe price competition among manufacturers, with the result that, in recent years, the average unit price of ESWL lithotripters has declined. The UDS division expects this trend to continue. See Item 5, ‘‘Operating and Financial Review and Prospects.’’ The UDS division’s major competitors in developed countries are Siemens, Storz and Dornier.

UDS Division Sales and Distribution of Products

The UDS division markets, sells and services its products through its own direct sales and service organization as well as through third-party distributors and agents. The UDS division has an established direct sales and service platform in France, Italy, Japan, South Korea and Malaysia and markets its products through agents and third-party distributors in several countries. In December 2002, the UDS division closed its direct sales and service office in the United States. As of February 2004, HealthTronics has been appointed distributor in the United States for the Company’s Sonolith Praktis lithotripters. As part of the Company’s Agreement with HealthTronics related to their responsibility in obtaining the FDA approval for the Ablatherm device, HealthTronics has been entitled to exercise part of the warrants granted to them if they purchased a certain number of lithotripters per year. On December 29, 2005, HealthTronics decided to focus all its efforts on implementing Ablatherm clinical trials in the United States to gain FDA approval, and not to pursue distribution of the Company's lithotripters in the United States. The 200,000 warrants that had been issued to HealthTronics were then cancelled, as the conditions precedent to their exercise were directly linked to future purchases of lithotripters manufactured by the Company.

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

UDS Division Manufacturing Services and Distribution

The UDS division manufactures the Ablatherm on behalf of the HIFU division and Prostatron spare parts for Urologix. It believes that it can extend its outsourced services to provide device and disposable development and manufacturing services to a wide range of medical equipment development companies. The UDS division’s current operations consist of custom design, development and manufacture of medical products, in its manufacturing facility that is FDA-approved and certified under international standards ISO 9001 and ISO 13485.

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

UDS Division Manufacturing

The UDS division’s policy is to manufacture the critical components for its devices and accessories (unless a subcontractor can manufacture the component more cost-effectively ) perform final assembly and quality control processes and maintain its own set of production standards. The UDS division purchases the majority of the raw materials used in its products from a number of suppliers, but for several components of its products, relies on a single source. The UDS division’s policy is to conduct regular quality audits of suppliers’ manufacturing facilities. The UDS division’s principal suppliers are located in France, Germany, Denmark, Korea and the United States. Management believes that the relationships between the UDS division and its suppliers are good.

In addition, the manufacturing operations of TMS (a French corporation that is the primary manufacturing organization of the UDS division) must comply with the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document tractability and retention, among other things. TMS’s facilities are also subject to scheduled inspections by the FDA. TMS has obtained the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications, which indicate compliance by TMS’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. TMS also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. See ‘‘—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

Property and Equipment

The Company has one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 3,740 square meters and are rented under a renewable nine-year commercial lease agreement. The Company believes that the terms of the lease reflect commercial practice and market rates. The manufacturing facility, and principal offices, which the Company utilizes to manufacture and/or assemble all of its products, has ISO 9001 and ISO 13485 certifications. The Company is not aware of any environmental issues that could affect utilization of the facility.

In addition, the Company rents office and/or warehouse facilities in Kuala Lumpur (Malaysia), Rome (Italy), Flensburg (Germany), Moscow (Russia), Seoul (South Korea), Fukuoka, Osaka, Saporo and Tokyo (Japan).

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

Healthcare Regulation in the United States

The Company and its products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes, Class I, II or III, on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as labeling, premarket notification (known as ‘‘510(k)’’) and adherence to FDA-mandated GMP. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of ‘‘special controls,’’ such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are those that must receive premarket approval (‘‘PMA’’) by the FDA to ensure their safety and effectiveness. Except for the lithotripsy range of products, which has been recently reclassified by the FDA as a Class II device, all of the Company’s products are classified as Class III products. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an IDE from the FDA prior to commencing human clinical trials in the United States in support of the PMA.

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

Healthcare Regulation in the European Union

In the European Union, the Company has received the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications, showing that the Company complies with standards for quality assurance and manufacturing and design process control. In the European Union, the Company’s products are also subject to legislation implementing the European Union Council Directive concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the ‘‘CE Marking.’’ Except in limited circumstances, Member States may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of the Company’s products bear the CE Marking.

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

Healthcare Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Ministry of Health, Labour and Welfare (‘‘the MHLW’’) under the license "Marketing Authorization" for the importer. The Company’s Japanese subsidiary has obtained a general license and has also obtained a specific approvals to import those of the Company’s products that are approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, inter alia, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and, until a new device is included in this list, its costs are not covered by the programs. The LT02, the SONOLITH Praktis, the SONOLITH Vision and the Prostatron are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of the results of operations and liquidity and capital resources of the Company with respect to the fiscal years ended December 31, 2005, 2004 and 2003 is based on the Consolidated Financial Statements included elsewhere in this Annual Report and should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

The following discussion contains certain forward-looking statements that involve risks and uncertainties. See ‘‘Forward-Looking Information’’ elsewhere in this Annual Report.

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

Revenues related to the leasing of devices are recognized on a linear basis. Revenues related to the sale of Ablatherm treatments invoiced on a "revenue-per-procedure" (‘‘RPP’’) basis are recognized once the treatment has been completed.

Warrants

In accordance with EITF 96-18, the Company accounts for the warrants issued to HealthTronics under the distribution agreement based on their fair value measured at the date of milestone achievement. The related amount, which is a non-cash charge, is then recorded either as an operating expense (specifically, a clinical trial expense) for warrants that vest when HealthTronics achieves a milestone in the FDA approval process for the Ablatherm, or as a reduction of revenue if the warrants vest as a result of HealthTronics purchase of a specified number of lithotripters or Ablatherm.

The Company uses the Black-Scholes options pricing model to determine the fair value of the warrants that vest pursuant to the distribution agreement. The model was developed to estimate the fair value of traded options that have no vesting restrictions and are fully transferable. The application of the model to the warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and the Company's risk-free interest rate. A change in one or more of these assumptions could result in a material change to the estimated fair value of the vested warrants.

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

Inventories

On an annual basis, the Company analyses its inventories for obsolescence and upon identification of obsolete stock the Company records a full valuation reserve. Inventories are stated at the lower of costs, determined by the first-in, first-out (‘‘FIFO’’), or market. The Company’s inventory valuation policy is based on a review of forecasted demand compared with existing inventory levels. At December 31, 2003, the Company determined that it had certain inventories that were not appropriately valued and therefore reserved €0.6 million against these inventories. At December 31, 2004, the Company determined that it had certain inventories that were not appropriately valued and therefore reserved €0.3 million against these inventories. At December 31, 2005, the Company determined that it had certain inventories that were not appropriately valued and therefore reserved €0.4 million against these inventories.

Litigation

The Company is currently a defendant in two legal proceedings, both of which are associated with product liability matters. During 2004, the Company settled a claim alleging a patient was injured during a Prostatron treatment procedure. The cost for settling this claim, $0.5 million, was covered by the Company's product liability insurance. Additionally, in 2003, the Company settled one claim (at a cost that was not material to it) and was found ‘‘not guilty’’ on another claim alleging fraud related to the sale of medical equipment brought, separately, against two of its subsidiaries. The Company believes that the patients’ claims in the product liability matters against the Company are without merit. In addition, if the claims against the Company are successful, the Company believes any potential damages assessed against it would be covered by insurance and/or by a contribution obligation of the physicians and/or the organization which provided services with the product. However, these product liability claims could have a material adverse impact on the Company. It is possible, moreover, that future results of operations for any particular quarterly or annual period could be materially affected by changes in its assumptions related to these proceedings. It is the policy of the Company, in the case of product liability litigation, to recognize the full amount of the self-insurance portion of the Company’s product liability insurance, unless a separate indemnification is being sought.

Deferred Tax

As of December 31, 2005, the Company had approximately €7 thousand deferred tax liabilities principally related to the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws.

The Company also has a history of operating loss carryforwards with various future expirations. However, it is the Company’s policy to recognize a full valuation reserve against these deferred tax assets because the Company cannot be assured of future operating profits sufficient to utilize these assets before their expiration.

Operating Results

Overview

Total revenues include sales of the Company’s medical devices and sales of disposables, spare parts, supplies and services, both net of commissions, as well as other revenues.

Net sales of medical devices have historically been comprised of net sales of Prostatrons, ESWL lithotripters and Ablatherms. With respect to lithotripter revenues, the Company booked in 2004 and 2005 a non-cash charge as a reduction of revenue as the warrants it granted to HealthTronics under the distribution agreement vested as a result of HealthTronics purchase of a certain number of lithotripters. On December 29, 2005, HealthTronics decided not to pursue the distribution of the Company's lithotripters in the US. Therefore net sales of lithotripters will not be impacted anymore in the future by the vesting of warrants to HealthTronics upon the purchase of a specified number of lithotripters. With respect to Ablatherm revenues from sales of Ablatherm devices in 2005, the Company incurred a non-cash charge as a reduction of revenue as a specific category of warrants the Company granted to HealthTronics under the distribution agreement vested as a result of HealthTronics’ purchase of an Ablatherm device in 2005. No more warrants are directly linked to the purchase of additional Ablatherm devices and future revenues from sales of Ablatherm will not be offset by charges for the vesting of warrants. Other warrants are linked to milestones reached in pursuing FDA approval and will be recorded as a non-cash charge in operating expenses directly related to FDA trials.

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

The Company is developing its HIFU mobile treatment activity by initially providing devices to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and remunerate the Company on a revenue-per-procedure (“RPP”) basis (i.e., on the basis of the number of individual treatments provided). Net sales from this RPP activity include only the revenues arising from the sale of Ablatherm treatments procedures. The treatment procedure is invoiced and paid only when it is performed. With this business model, the hospital or clinic makes no initial investment until the increase in patient demand justifies the purchase of an Ablatherm. As a consequence, the Company is able to make Ablatherm treatments available to a larger number of hospitals and clinics, which should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, but more predictable stream of revenue and, if successful, should lead to more purchases of Ablatherms in the long term.

Net sales of spare parts, supplies and services include revenues arising from maintenance services furnished by the Company for the installed base of Prostatrons, ESWL lithotripters and Ablatherms, and from sales of disposable parts for Prostatrons, ESWL lithotripters and Ablatherms, net of commissions, as well as from operating leases of the Company’s medical devices and RPP revenue related to the HIFU mobile treatment activity.

The Company derives a significant portion of both net sales of medical devices and net sales of spare parts, supplies and services from its operations in Asia, through its fully owned subsidiaries or representatives offices respectively in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and Korea (Edap Technomed Korea). Revenue derived from the Company's operations in Asia represented approximately 33% of its total revenue in 2005. Net sales of medical devices in Asia represented approximately 31% of such sales in 2005 and consisted primarily of sales of ESWL lithotripters. Net sales of spare parts, supplies and services in Asia represented approximately 34% of such sales in 2005 and related primarily to ESWL lithotripters, reflecting the fact that approximately 44% of the installed base of the Company’s ESWL lithotripters is located in Asia. The Company sells its products in many parts of the world and, as a result, the Company’s business is affected by fluctuations in currency exchange rates. The Company is exposed to foreign currency exchange rate risk because the mix of currencies in which its costs are denominated is different from the mix of currencies in which it earns revenues. In 2005, approximately 76% of the Company’s selling, marketing and general and administrative expenses and approximately 93% of the Company’s research and development expenses were denominated in euro, while approximately 42% of the Company’s sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). The Company’s operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. In order to minimize the Company’s exposure to exchange rate risks, the Company uses certain financial instruments for hedging purposes.

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

In December 2003, the Company decided to restructure its organization and implemented a headcount reduction in 2004 in its two French operational divisions. This reorganization mainly entailed a reduction of operating expenses in research and development, marketing and manufacturing during these two years.

Consolidated research and development expenses include all costs related to the development of new technologies and products and the enhancement of existing products, including the costs of organizing clinical trials and of obtaining patents and regulatory approvals. The Company does not capitalize any of its research and development expenses, except for the expenses relating to the production of machines to be used in clinical trials and that have alternative future uses as equipment or components for future research projects.

Consolidated research and development expenses, as described above, amounted to €1.8 million, €1.5 million and €3.1 million in 2005, 2004 and 2003, respectively, representing approximately 9%, 7% and 17% of total revenues in 2005, 2004 and 2003, respectively. The increase in research and development in 2005 compared to 2004 was primarily due to an increase in HIFU and ESWL development activities and the launch of new clinical studies to maintain the Company's leadership in HIFU for prostate cancer. Beginning 2006, management expects the budget for research and development expenses to increase to approximately 10% of total revenues, in line with its strategy to launch new clinical studies, thus strengthening its clinical credibility, to focus its efforts on getting regulatory approvals and reimbursement in key countries and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer. Because the Company is likely to book a non-cash charge as an operating expense (specifically, a clinical trial expense) for warrants that would vest when HealthTronics achieves a milestone in the FDA approval process for the Ablatherm, R&D expenses could be affected in the future by the vesting of the HealthTronics warrants.

Selling and marketing expenses amounted to €3.8 million in 2005, €3.4 million in 2004 and €4.2 million in 2003. The increase of 10% from 2004 to 2005 was primarily due to the Company's focus on Ablatherm-HIFU marketing. Management expects marketing expenses to grow in line with its efforts to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer.

In 2005, the Company did not record any non-recurring operating expense. In 2004, the Company recorded a non-recurring operating expense of €0.3 million reflecting mainly the costs associated with the reduction of headcount initiated in 2003. In 2003, the Company recorded a non-recurring operating expense of €2.1 million reflecting mainly the costs associated with the reduction of headcount at the Company’s two French operating divisions. See Note 18 of the Notes to the Consolidated Financial Statements.

In accordance with Statement of Financial Accounting Standards No. 142 (SFAS No. 142), ‘‘Goodwill and Other Intangible Assets’’, the Company no longer amortizes its goodwill on a straight line basis over its estimated useful life but, instead, tests it for impairment on an annual basis and/or whenever indicators of impairment arise. The Company did not record any charge in 2005, 2004 or 2003 for the impairment of goodwill. See Note 7 of the Notes to the Consolidated Financial Statements.

On February 25, 2004, the Company entered into a distribution agreement with HealthTronics granting it, among other things, (i) the right to begin clinical trials in the U.S. with the Ablatherm, (ii) the right to seek PMA for the Ablatherm from the FDA and (iii) exclusive Ablatherm distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, the Company also granted HealthTronics 1 million warrants on January 28, 2005, each entitling HealthTronics to purchase a share of the Company at a price of U.S.$1.50 upon their vesting. The distribution agreement allows HealthTronics to exercise specified numbers of warrants as it meets various specified milestones set out in the distribution agreement, some of which relate to HealthTronics’s commitment to purchase a specified number of lithotripter units and others which relate to the completion of various stages of the clinical trials and the regulatory process leading to the PMA for the Ablatherm. On December 29, 2005, HealthTronics, through its subsidiary, and the Company entered into an amendment to the distribution agreement. HealthTronics wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of the Company's lithotripters in the US. Therefore, the Parties decided to amend the terms and conditions of some warrants and 200,000 warrants directly linked to the purchase of lithotripters for the years to come were then cancelled. In accordance with EITF 96-18, the Company accounts for the warrants issued to HealthTronics under the distribution agreement based on their fair value, measured at the date that the warrants vest (which corresponds to the date that a milestone in the distribution agreement is achieved). The related amount, which is a non-cash charge, is then recorded either as an operating expense for warrants that vest when HealthTronics achieves a milestone in the FDA approval process for the Ablatherm, or as a reduction of revenue if the warrants vest as a result of HealthTronics’s purchase of a specified number of devices. The non-cash charge recorded for 2004 as a reduction of revenue related to a series of warrants linked to HealthTronics's purchase of four lithotripters in 2004, in accordance with the terms of the agreement. The non-cash charge recorded for 2005 as a reduction of revenue related to the vesting of a series of warrants linked to HealthTronics's purchase of two lithotripters and one Ablatherm in 2005, in accordance with the terms of the Amendment to the distribution agreement dated December 29, 2005.

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

The Company believes that its results of operations in the near future will be affected by the Company’s ability to control expenses in connection with the development, marketing and commercial launch of HIFU applications, including the Ablatherm. See ‘‘—Liquidity and Capital Resources.’’ Increases, if any, in expenses may only be offset partially in the near future by revenues arising from sales of HIFU devices.

The Company believes that its partnership with HealthTronics will help in further expanding its market share in placing Ablatherm devices in the U.S., when and if the PMA is granted.

See Item 3, ‘‘Key Information—Risk Factors—Risk of Exchange Rate Fluctuations’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on the Company.

 In October 2000, the Company sold its Prostatron business to Urologix. See Item 4, ‘‘Information on the Company.’’ Historically the Company has derived a significant proportion of net sales of medical devices and net sales of spare parts, supplies and services from its Prostatron business. Following the sale of the Prostatron business, the Company continued to generate revenues from the manufacturing and distribution of Prostatron units and disposable parts on behalf of Urologix under the Supply Agreement and the Distribution Agreement, although significantly less than before the sale. Revenues from sales under the Supply Agreement and the Distribution Agreement represented €0.4 million or approximately 2% of total revenues in 2003, €0.2 million or approximately 1% of total revenues in 2004, and €46 thousand in 2005. The Supply Agreement terminated in 2003 and subsequent revenue was derived from outstanding deliverables under the agreement.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Total revenues. The Company’s total revenues decreased 6% from €22.2 million in 2004 to €20.8 million in 2005, principally due to a decline in ESWL unit sales, particularly in Japan.

HIFU division. The HIFU division’s total revenues increased 14% from €7.0 million in 2004 (including €0.3 million of internal segment revenues) to €7.9 million in 2005 (no significant internal segment revenues), principally due to a slight increase in the number of Ablatherm units sold, an increase in Ablatherm RPP and revenues related to service activity.

The HIFU division’s net sales of medical devices increased 5%, from €4.0 million in 2004 (including internal segment revenues) to €4.3 million in 2005, with 10 Ablatherm units sold in 2005 compared to 9 in 2004. In 2005, net sales of medical devices included a €0.1 million charge related to the recognition of the non-cash charge associated with the warrants issued to HealthTronics.

Net sales of RPPs directly related to the Company's HIFU mobile activity increased 23%, from €1.4 million in 2004 to €1.7 million in 2005. This is primarily due to an increase in demand as of result of the Company's efforts to increase patient and physician awareness about the availability of Ablatherm-HIFU treatment for localized prostate cancer, which has increased demand from hospitals and clinics, as well as from patients, for this HIFU treatment. As a result of the increase in activity, net sales of HIFU-related spare parts, supplies, leasing and services increased 28% from €1.5 million in 2004 to €1.9 million in 2005.

Other HIFU-related revenue decreased from €34 thousand in 2004 to €14 thousand in 2005, primarily related to a decrease in subsidies received.

UDS division. The UDS division’s total revenues decreased 7% from €17.4 million in 2004 to €16.2 million in 2005 (including €0.1 million and €0.2 million related to the recognition of the non-cash charge associated with the warrants issued to HealthTronics in 2005 and 2004, respectively, and including €3.2 million and €1.9 million related to internal segment revenues recorded in 2005 and 2004, respectively).

The UDS division’s net sales of medical devices decreased 27% from €8.0 million in 2004 to €5.9 million in 2005 with 39 lithotripters sold in 2004 compared to 33 in 2005. The decrease in the number of units sold in 2005 resulted principally from the decline in ESWL unit sales in Japan.

Net sales of UDS-related spare parts, supplies and services decreased 4% from €7.3 million in 2004 to €7.0 million in 2005, primarily related to a decrease in TUMT service revenues. See ‘‘—Operating Results—Overview.’’

Other UDS-related revenue decreased 55% from €174 thousand in 2004 to €79 thousand in 2005, primarily related to a reduction in the royalties received.

Cost of sales. Cost of sales decreased 10% from €13.7 million in 2004 to €12.3 million in 2005, and as a percentage of net sales decreased from 62% in 2004 to 59% in 2005, primarily due to the cost reduction program initiated in 2003 and continued in 2004 and 2005.

Operating expenses. Operating expenses increased 5% from €9.3 million in 2004 to €9.8 million in 2005. This increase in operating expenses was mainly due to the strengthening the Company's strategy to focus on market education on HIFU and to enhance its Ablatherm-HIFU global leadership position. See Note 18 of the Notes to the Consolidated Financial Statements.

HIFU division R&D expenses increased 28% from €0.8 million in 2004 to €1.0 million in 2005. HIFU division R&D expenses specifically related to the development of new technologies and products and enhancement of existing products, increased 30% from €0.5 million in 2004 to €0.6 million in 2005 as a result of the Company's focus on strengthening its leadership on HIFU technology by developing its HIFU patent portofolio and developing HIFU beyond prostate cancer. In addition, clinical trial expenses increased 24% from €0.3 million in 2004 to €0.4 million in 2005, as a result of launch of HIFU clinical studies to strengthen the Company's HIFU clinical leadership. The Company anticipates these expenses will increase in the future, in line with its strategy to launch new clinical studies, thus enhancing its clinical credibility and focusing its efforts on getting regulatory approvals and reimbursement in key countries. See ‘‘—Operating Results—Overview.’’

UDS division R&D expenses remained stable at €0.7 million in 2005 and 2004. UDS division R&D expenses specifically related to the development of new technologies and products and enhancement of existing products, increased 14% from €0.3 million in 2004 to €0.4 million in 2005. The Company anticipates to increase these R&D expenses in the near future. See ‘‘— Operating Results—Overview.’’

HIFU division marketing expenses increased 110% from €0.3 million in 2004 to €0.6 million in 2005, as a result of the Company's continuing efforts to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer. The Company anticipates these expenses will increase in the future. See ‘‘—Operating Results—Overview.’’

HIFU division selling expenses increased 39% from €1.0 million in 2004 to €1.4 million in 2005, as a result of the Company's strengthening of its Sales force to develop market shares. As a percentage of net sales, HIFU division related selling expenses increased from 14% in 2004 to 18% in 2005.

UDS division selling expenses decreased 14% from €1.7 million in 2004 to €1.4 million in 2005, primarily due to continued control of expenses. The Company anticipates that these expenses will remain stable in the future. As a percentage of net sales, selling expenses decreased from 10% in 2004 to 9% in 2005.

General and administrative expenses, at the consolidated level, increased 4.5% from €4.1 million in 2004 to €4.3 million in 2005, primarily due to an increase of expenses related to the implementation of Sarbanes-Oxley Act, Section 404. As a percentage of net sales, general and administrative expenses increased from 18% in 2004 to 20% in 2005. The holding company continues to manage these expenses so that the expenses at each of the divisions remain consistent with the business and revenue levels of each segment.

Operating loss. As a result of the factors discussed above, the Company recorded a consolidated operating loss of €1.3 million in 2005, including the holding company expenses, as compared to a consolidated operating loss of €0.8 million in 2004.

The Company realized an operating profit in its HIFU division of €0.1 million in 2005, compared to an operating profit of €0.4 million in 2004 and an operating profit in its UDS division of €0.2 million in 2005, as compared to operating profit of €0.2 million in 2004.

Interest income, net. Interest income, net remained stable at €0.1 million in 2004 and 2005.

Foreign currency exchange gains (loss), net. In 2004, the Company recorded a net foreign currency exchange loss of €38,000 compared to a gain of €0.2 million in 2005 due to a strengthening of the US dollar against the Euro.

Other income (expense), net. Other income (expense), net decreased from a loss of €0.1 million in 2004 to a gain of €9,000 in 2005.

Income taxes. The Company recorded a corporate income tax benefit of €0.1 million in 2005 compared to €0.3 million in 2004, principally reflecting current income tax. In 2004, this income tax also reflected an exceptional exit tax in France of 2.5% (which was enacted in compensation for the mandatory reclassification as equity of the capital gains tax on participation). Accordingly, in 2004, the Company had booked a deferred tax liability amounting to €161,000 related to this exit tax, which will be paid in two equal instalments in 2006 and 2007, pursuant to the Amended Finance Law of 2004, dated December 30, 2004.

Net loss. The Company realized consolidated net loss of €1.2 million in 2004 compared with consolidated net loss of €1.1 million in 2005, as a result of the factors mentioned above.

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

HIFU division. The HIFU division’s total revenues increased 136% from €3.0 million in 2003 to €7.0 million in 2004 (including €3 thousand and €0.3 million of internal segment revenues in 2003 and 2004, respectively), principally due to an increase in the number of Ablatherm units sold and a progression in its Ablatherm mobile activity.

The HIFU division’s net sales of medical devices increased approximately 2.5 times, from €1.1 million in 2003 to €4.0 million in 2004 (including €0.3 million of internal segment revenues), with 9 Ablatherm units sold in 2004 versus 3 in 2003.

Net sales of RPPs directly related to the Company's HIFU mobile activity increased 153%, from €0.6 million in 2003 to €1.4 million in 2004. This is primarily due to the Company's efforts to increase patient and physician awareness about the availability of Ablatherm-HIFU treatment for localized prostate cancer, which has increased demand from hospitals and clinics, as well as from patients, for this HIFU treatment. Net sales of HIFU-related spare parts, supplies, leasing and services increased 31% from €1.2 million in 2003 to €1.5 million in 2004.

Other HIFU-related revenue decreased 66% from €99 thousand in 2003 to €34 thousand in 2004, primarily related to a decrease in subsidies received.

UDS division. The UDS division’s total revenues were stable at €17.5 million in 2003 compared to €17.4 million in 2004 (including €0.2 million related to the recognition of the expenses associated with the warrants issued to HealthTronics and €2.0 million and €1.9 million of internal segment revenues in 2003 and 2004, respectively).

The UDS division’s net sales of medical devices increased 8% from €7.4 million in 2003 to €8.0 million in 2004 (including a €174,000 reduction in revenue reflecting the impact of the warrants), primarily due to an increase in the number of units sold in 2004 compared to 2003. The increase in the number of units sold in 2004 resulted principally from the Company's aggressive marketing strategy to take market share in Asia and Europe and its increased penetration of the U.S. market via its partner HealthTronics.

Net sales of UDS-related spare parts, supplies and services decreased 6% from €7.8 million in 2003 to €7.3 million in 2004, primarily related to a decrease in annual service contract revenue, as most units in the installed base were still under warranty after the replacement of older machines with new machines. The decrease was also due to the replacement of high cost service contracts for LT02 lithotriptors, which yielded higher revenues, by lower cost, lower revenue, service contracts for the new Sonolith device line. See ‘‘—Operating Results—Overview.’’

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

HIFU division R&D expenses decreased 65% from €2.3 million in 2003 to €0.8 million in 2004. HIFU division R&D expenses specifically related to the development of new technologies and products and enhancement of existing products decreased 68% from €1.5 million in 2003 to €0.5 million in 2004, as a result of the restructuring of the HIFU division initiated at the end of 2003. R&D spending is primarily related to ongoing research into HIFU technologies. The Company anticipates these expenses will increase in the future to fund projects to expand the use of HIFU beyond the treatment of prostate cancer. HIFU division clinical trial expenses decreased 50% from €0.7 million in 2003 to €0.3 in 2004, as a result of the restructuring of the HIFU division initiated at the end of 2003. The Company anticipates these expenses will increase in the future, in line with its strategy to launch new clinical studies, thus strengthening its clinical credibility and focusing its efforts on getting regulatory approvals and reimbursement in key countries. See ‘‘—Operating Results—Overview.’’

UDS division R&D expenses remained stable at €0.7 million in 2003 and 2004 See ‘‘— Operating Results—Overview.’’

HIFU division marketing expenses decreased 70% from €0.9 million in 2003 to €0.3 million in 2004, as a result of the restructuring of the HIFU division initiated at the end of 2003. The Company anticipates these expenses will increase in the future as part of its effort to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer. See ‘‘—Operating Results—Overview.’’

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

Interest income, net. Interest income, net decreased to income of €0.1 million in 2004 compared to an income of €0.2 million in 2003, reflecting lower interest income received by the Company on its short-term cash investment due to lower cash balances and lower interest rates during the year.

Foreign currency exchange losses, net. Net foreign currency exchange losses decreased from a loss of €0.9 million in 2003 to a loss of €38,000 in 2004.

Other income (expense), net. Other income (expense), net decreased to a loss of €0.1 million in 2004 compared to €0.2 million in 2003.

Income taxes. The Company recorded a corporate income tax benefit of €0.3 million in 2004, principally reflecting income tax with respect to the results of various subsidiaries and an exceptional exit tax in France of 2.5% (which was enacted in compensation for the mandatory reclassification as equity of the capital gains tax on participation). The Company has booked a deferred tax liability amounting to €161,000 related to this exit tax, which will be paid in two equal instalments in 2006 and 2007, pursuant to the Amended Finance Law of 2004, dated December 30, 2004.

Net loss. The Company realized consolidated net loss of €1.2 million in 2004 compared with consolidated net loss of €9.0 million in 2003, as a result of the factors mentioned above.

Effect of Inflation

Management believes that the impact of inflation was not material to the Company’s net sales or loss from operations in the three years ended December 31, 2005.

Liquidity and Capital Resources

The Company’s cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices. Cyclical demand has historically resulted in significant annual and quarterly fluctuations in trade and other receivables and inventories, and therefore led to significant variations in working capital requirements and operating cash flows which were not necessarily indicative of changes in the Company’s business. The Company believes its working capital is sufficient for its present working capital requirements although, it has in the past experienced negative cash flows and associated risks to liquidity, and may in the future experience the same. The Company’s negative cash flow situation, and management’s plans to address it, are described in more detail below.

The Company anticipates that cash flow in future periods will be mainly derived from ongoing operations and any capital raising the Company undertakes.  The Company does not have any commercial commitments nor does it employ any off-balance sheet financing. Because the Company anticipates relying principally on cash flow from operating activities and cash and cash flow equivalent balances to meet its liquidity requirements, a decrease in the demand for the Company’s products, or the inability of the Company’s customers to meet their financial obligations to the Company due to operating difficulties or adverse market conditions, would reduce the availability of funds to the Company.

The Company's cash position as of December 31, 2005, 2004 and 2003, was €8.3 million, €9.4 million and €10.4 million respectively. In 2005, 2004 and 2003, the company experienced negative cash flows of €1.1 million, €1.0 million and €5.3 million, respectively. In 2005, the Company's negative cash flow situation was primarily due to increased sales and marketing expenses for the promotion of the Ablatherm and the increased cash requirements associated with the Company's strategy to develop the RPP activity. The Company financed negative cash flows during the period using cash and cash equivalents on hand. In order to address its negative cash flow situation and finance increased sales and marketing and R&D expenses and the cash requirements arising from the transition to an RPP business model, the Company is contemplating seeking financing through a share capital increase.

In 2005, net cash used in operating activities was €0.3 million compared with net cash used in operating activities of €1.1 million and €3.6 million in 2004 and 2003, respectively. In 2005, net cash used in operating activities reflected principally:

-	a net loss of €1.1 million,

-	elimination of €1.8 million of net expenses without effects on cash,

-	an increase in trade accounts receivable of €1.5 million, principally reflecting an increase in revenue in the fourth quarter of 2005,

-
an increase in inventories of €0.7 million related to an increase in both the inventory of finished goods and spare parts, primarily due to an increase in spare parts inventory, itself reflecting anticipated revenue growth greater than actual growth,

-	an increase in trade accounts payable of €0.7 million, also primarily due to the increase in activity in the fourth quarter of 2005, and,

-	an increase in accrued expenses and other current liabilities of €0.4 million.

In 2004, net cash used in operating activities reflected principally a net loss of €1.2 million, a decrease in inventories of €2.3 million related to both a reduction of the inventory of finished goods and work-in-progress and the retirement of previously depreciated spare parts assets, a decrease in trade accounts payable of €0.4 million and a decrease in accrued expenses and other current liabilities of €1.9 million, primarily related to severance packages linked to the restructuring that took place at the end of 2003.

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

In 2005, net cash used in investing activities was €1.1 million compared with no net cash used in investing activities in 2004 and €0.5 million in 2003. In 2005, net cash used in investing activities reflected principally an increased investment of €1.0 million in capitalized assets produced by the company (specifically devices), an investment of €0.4 million in property and equipment, net proceeds from sales of lease-back assets for €0.2 million, net proceeds from sales of assets for €0.1 million. In 2004, net cash used in investing activities reflected principally an increased investment of €0.8 million in capitalized assets produced by the Company, net proceeds from sales of devices produced by the Company for €0.7 million, an investment of €0.2 million in property and equipment, net proceeds from sales of lease-back assets for €0.3 million and a decrease in deposits and guarantees for €0.1 million. In 2003, net cash used in investing activities reflected principally an increased investment of €0.8 million in capitalized assets produced by the Company (specifically devices), an investment of € 0.4 million in property and equipment, net proceeds from sales of lease-back assets for €0.3 million and a decrease in financial assets for €0.4 million.

In 2005, net cash provided by financing activities was €0.2 million compared with net cash used in financing activities of €0.1 million and €0.7 million in 2004 and 2003 respectively. In 2005 net cash provided by financing activities reflected principally short term debt increase for €0.4 million, an increase in long term borrowing for €0.3 million reimbursed for €0.1 million and repayment of capital lease obligations totalling €0.4 million. In 2004, net cash used in financing activities was €0.1 million, reflecting mainly repayment of capital lease obligations totalling €0.3 million and long-term debt repayment for €0.1 million. In 2003, net cash used in financing activities was € 0.7 million, reflecting mainly scheduled long term debt repayment totalling €0.4 million, a decrease in short-term borrowings of €0.2 million and repayments of obligations under a capital lease totalling €0.1 million.

The Company anticipates that cash flows from operations, together with its current cash balances, will provide it with sufficient resources to meet its expenditure requirements for approximately eighteen to twenty four months. As discussed above, the Company is contemplating raising additional equity capital in order to finance the growth of its HIFU business and its transition to an RPP business model. To the extent that the Company is unsuccessful in its plan to raise additional capital, if any opportunities for the sale of non-strategic assets become available, the Company may seek to exploit those opportunities in order to obtain liquidity.

The Company’s future cash flow may also be affected to the extent the Company decides to continue to expand the leasing of its products and to grow its mobile RPP business. In 1999, in an effort to increase the availability of its equipment, the Company implemented a new marketing strategy of leasing its medical devices on a monthly, quarterly or yearly basis, rather than selling them directly to end-users, and in 2002, the Company began to develop its mobile activity by making certain devices available to hospitals and clinics free of charge, charging instead on the basis of each procedure that was performed. Relative to the sale of devices, these business models initially generate smaller, but more predictable cash flows. The Company anticipates continuing to make these options available.

It is the policy of the Company that its treasury function should maintain the liquidity of the Company with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury function currently adheres to this objective with the use of fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale-leaseback equipment financing. Currently the majority of the Company’s short-term debt is based on an annual variable rate: Eonia+0.5. The Company maintains bank accounts, at each of its subsidiaries, in the local currencies of each subsidiary. The primary currencies in which the Company maintains balances are the euro, the U.S. dollar and the Japanese yen. In order to minimize the Company’s exposure to exchange rate risks, the Company uses certain financial instruments for hedging purposes. As of March 31, 2006, the Company had six foreign exchange sale contracts, three for the Japanese yen and three for the U.S. dollar.

Contractual Obligations and Commercial Commitments (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	899	899	—	—	—
Long-Term Debt	202	147	55	—	—
Capital Lease Obligations	859	385	474	—	—
Operating Leases	481	428	53	—	—

New Accounting Pronouncements

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153, is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

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

Statement 123(R) must be adopted no later than the first fiscal year beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) as of January 1, 2006.

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

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of the adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of the application of the principles in Statement 123.

Research and Development, Patents and Licenses

See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and ‘‘Information on the Company—Urology and Services Division—UDS Division Patents and Intellectual Property.’’

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each Senior Executive Officer of the Company. Each of the persons listed below has entered into an employment contract with the Company or its subsidiaries (which permits the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totalling approximately € 0.4 million.

Name	Age	Position
Philippe Chauveau	70	Chairman of the Board of Directors

Hugues de Bantel	36	Chief Executive Officer of EDAP TMS S.A. and President of the HIFU Division and the UDS Division

Thierry Turbant	45	Chief Financial Officer

Philippe Chauveau
In 1997, Philippe Chauveau was named chairman of EDAP-TMS S.A.'s Supervisory Board, involving a two-tier board structure overseeing a Management Board. In 2002, both these boards were replaced by a single Board of Directors, which Philippe Chauveau headed as Chairman and CEO. While remaining Chairman of the Board, he was succeeded by Hugues de Bantel as CEO in 2004. Since 2002, Philippe Chauveau has also served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. As of today, he remains on the Board as a Director. He is also personal executive coach to senior research leaders at Hoffmann LaRoche. Additionally, he is involved in management development programs at IMD, in Lausanne, Switzerland. He was R&D Vice-President at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a BA. and a Bsc.

Hugues de Bantel
Hugues de Bantel joined the Company in 1996, and since then has served as Asia Pacific Area Manager and Manager of EDAP Technomed Malaysia from its founding in 1997 and, since April 2000, President of EDAP Technomed Japan. He was appointed President of TMS S.A. on November 6, 2002, and President of EDAP S.A. on November 13, 2003. Prior to joining EDAP Technomed, Mr. de Bantel was Sales Manager for Europe and Asia at AFE’s Lifts Division. He previously worked at Procter & Gamble as Area Sales Manager. Mr. de Bantel graduated from Ecole Superieure de Commerce, Rouen (France).

Thierry Turbant
Thierry Turbant was appointed Chief Financial Officer of the Company on July 1, 2004. He joined the Company in 1997, and since then has served as Group Financial Controller. Prior to joining the Company, Mr. Turbant was Accounting Manager and Controller at Gatefossé, specialized in Pharmaceutical and Cosmetic Products. He previously worked at EGL and at Clemessy (Civil Engineering) as a Controller. Mr. Turbant graduated from the Business and Management Institute (IAE) at Lyon University (France).

Board of Directors

The following table sets forth the names of the members of the Board of Directors and the background of the members of the Board of Directors who are individuals. The mandate for each member of the Board of Directors expires on the date of the assembly meeting of shareholders approving the financial results for fiscal year 2007.

Philippe Chauveau	See biography in Senior Executive Officers

Pierre Beysson Age: 64
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat in a number of boards of companies related to the Accor Group. He is now an M&A consultant. Prior to his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and holds an MBA from Harvard Business School.

Karim Fizazi Age: 40
Dr. Karim Fizazi was appointed as a member of the Company's Board of Directors in November 2002. He is currently Chairman of the Genito-Urinary Oncology group at Institut Gustave Roussy (IGR) in Villejuif, France, which is the biggest cancer center in Europe. He was appointed Head of Department of Medicine of Institut Gustave Roussy in 2005. He is also Assistant Professor in Medical Oncology at IGR. He was visiting Assistant Professor, Genitourinary Medical Oncology Department, MD Anderson Cancer Center in Houston, Texas, for 18 months. His Residency included a position at the Institut Curie in Paris.

Olivier Missoffe Age: 49
Olivier Missoffe was appointed as a member of the Company's Board of Directors in November 2002. He is Chairman and CEO of Société Services de Santé (SSS), a services and support provider to hospitals and clinics. He is an advisor to the Management Board of the French healthcare group "Générale de Santé." He was Chief Executive Officer of the Company until 1998.

Siemens France S.A., represented by Holger Schmidt Age: 40
Siemens France S.A. was appointed as a member of the Company's Supervisory Board in January 1997 following Siemens purchase of 1,003,250 shares of the Company and representing 12.0% of the Company's total share capital. Siemens became a member of the Company's Board of Directors in July 2002.

Guy Vallancien Age: 59
Dr. Guy Vallancien was appointed as a member of the Company's Board of Directors in November 2002. He is Professor of Urology and Chief of the Urology Department at the Institut Mutualiste Montsouris (Paris, France). He is a member of the Executive Committee of the French Urological Association (AFU) and a member of the European and International Urological Association.

Compensation and Options

On December 17, 2002, the Board of Directors decided that the whole Board of Directors will act as a ‘‘Compensation Committee’’ to review the compensation of the Company’s Senior Executive Officers and to propose any changes to compensation to the Board of Directors, which under French law is the competent body to approve any such change. On July 22, 2005, in order to comply with Nasdaq Corporate Governance rules, the Board of Directors decided to review the composition of the Compensation Committee and appointed two members out of the six Directors: Mr. Olivier Missoffe, Mr. Pierre Beysson to act as the Compensation Committee. Mr. Olivier Missoffe was elected Chairman of the Compensation Committee. During that meeting, the Board of Directors approved an updated version of the charter of the "Compensation Committee". Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2005 was approximately € 0.4 million. No amount was set aside or accrued by the Company to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2005.

As of December 18, 2002, the shareholders of two of the Company’s wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized the respective Boards of Directors to grant certain Senior Executive Officers warrants to subscribe to an aggregate of 604,538 new shares of TMS S.A.’s and EDAP S.A.’s common stock. The average exercise price of such warrants is equivalent to the higher of either (a) the share value of the capital of each company or (b) the net book value, each such amount to be calculated on the date of exercise. Following the resignation of the President of EDAP S.A. in November 2003, outstanding warrants allow today's President of both divisions, to subscribe to an aggregate of 252,111 new shares of each of TMS S.A.’s and EDAP S.A.’s common stock. The total number of warrants granted, if exercised, would represent 3.5% and 2.5% of the respective share capital of TMS S.A. and EDAP S.A. after subscription. These warrants begin vesting three years after their date of grant. These warrants to subscribe to shares expire on the earlier of December 18, 2007 or when employment with the Company ceases.

As of December 31, 2005, Senior Executive Officers held an aggregate of 146,000 options to purchase or to subscribe to shares of the Company’s common stock, with a weighted average exercise price of €1.69. Of these options, 9,000 expire on December 31, 2008, 24,000 expire on September 25, 2011 and 113,000 expire on February 24, 2014.

Audit Committee

On December 17, 2002, the Board of Directors decided that the whole Board of Directors will act as an ‘‘Audit Committee’’ headed by Mr. Pierre Beysson. On July 22, 2005, in order to fully comply with Nasdaq Corporate Governance rules on Independence of Directors, the composition of the Company Audit Committee was reviewed. The Board of Directors elected four fully independent Members to the Audit Committee: Mr. Olivier Missoffe, Mr. Guy Vallancien, Mr. Karim Fizazi and Mr. Pierre Beysson, the latter acting as the Head of the Audit Committee. The Audit Committee Charter was also reviewed to reflect those changes. The purpose of the Committee shall be to:

-
Provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements, the accounting practices and financial reporting processes of the Company, the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting, the independent auditor’s qualifications and independence, and the performance of the Company’s internal audit function and independent auditors.

-
Prepare the Audit Committee report that SEC proxy rules require to be included in the Company’s annual proxy statement. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Employees

As of December 31, 2003, the Company employed 148 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	14	26	25	14	5	4	14	102
Italy	3	0	0	0	0	0	3	6
Japan	11	0	13	0	1	0	5	30
Malaysia	2	0	3	0	0	0	2	7
USA	0	0	0	0	0	0	1	1
South Korea	1	0	0	0	0	0	1	2
Total =	31	26	41	14	6	4	26	148

The restructuring of the French operating divisions was approved as of December 31, 2003 and was implemented in 2004.

As of December 31, 2004, the Company employed 122 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	11	21	22	8	3	1	14	80
Italy	3	0	0	0	0	0	2	5
Japan	9	0	13	0	2	0	4	28
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	26	21	38	8	5	1	23	122

As of December 31, 2005, the Company employed 134 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	13	22	24	8	3	2	15	87
Italy	3	0	0	0	0	0	3	6
Germany	2	0	2	0	0	0	2	4
Japan	9	0	13	0	2	0	4	28
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	30	22	40	8	5	2	27	134

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of March 31, 2006, Siemens France S.A. owned 1,003,250 Shares representing 12.0% of the total share capital and (after subtracting treasury stock which under French law carries no voting rights) 12.8% of the voting rights of the Company. No other member of the Board of Directors or Senior Executive Officers is the beneficial owner of securities representing or giving the right to subscribe for or purchase more than 1% of the Shares.

As of March 31, 2006, the Board of Directors and the Senior Executive Officers of the Company hold a total of 1,014,376 Shares (including Siemens France SA acting as a moral entity seating at the Board of Directors) representing 12.1% of the total share capital and (after subtracting treasury stock which under French law carries no voting rights) 13.0% of the voting rights of the Company.

Options to Purchase or Subscribe for Securities

As of March 31, 2006, the Company had sponsored six stock purchase and subscription option plans and one Free Performance Shares plan.

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

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe to free shares were granted by the Board of Directors, based on certain performance criteria to be met for years 2005 and 2006. However, given the dramatic shift of business model during 2005 from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), on January 6, 2006, the Board of Directors decided to cancel the 2005 allocation plan and to set up a new one reflecting the new business model for years 2006 and 2007. On January 6, 2006, in accordance with the Performance Stock Plan authorized by the shareholders, 564,100 rights to subscribe to new shares were distributed, including new entrants. This plan will be accounted for in compliance with FASB 123(R).See Item 5, “Operating and Financial Review and Prospects—New Accounting Pronouncements.”

On December 31, 2005, the duration of stock option contracts was as follows:

months until expiration	Number of Shares
24	33 625
36	92 000
48	1212
72	112 000
78	14 425
98	325 000
109	15 000

As of December 31, 2005, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2005		2004		2003
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	580,262	2.49	391,262	2.68	654,341	2.58
Granted	15,000	2.78	325,000	2.19	0
Exercised	(1,000)	1.62	0		0
Forfeited	(1,000)	3.81	(136,000)	2.34	(263,079)	2.43
Expired	-	-	-	-	-	-
Outstanding on December 31,	593,262	2.50	580,262	2.49	391,262	2.68
Exercisable on December 31,	409,652	2.45	219,547	2.99	272,442	2.94
Shares purchase options available for grant on December 31	0	-	0	-	0	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2005:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.81	116,625	2.5	3.81	116,625	3.81
2.78	15,000	9.1	2.78	3,750	2,78
2.60	240,000	8.7	2.60	60,000	2.60
2.08(1)	112,000	6.0	2.08	112,000	2.08
2.02(2)	14,425	6.5	2.02	10,815	2.02
1.83	10,212	3.5	1.83	10,212	1.83
1.28	100,000	8.2	1.28	100,000	1.28
1.28 to 3.81	593,262	6.3	2.50	409,652	2.11

(1)
All the 112,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = € 1.085).

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly. At March 31, 2006, to the Company’s knowledge, the following persons had beneficial ownership of more than 5% of the Shares: Siemens France S.A. owned 1,003,250 Shares representing 12.0% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 12.8% of voting rights and Wells Capital Management, Inc., formerly Benson Associates LLC, owned 1,313,875 Shares representing 15.7% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 16.8% of voting rights. The Shares owned by these persons do not carry special voting rights.

To the Company's knowledge, there have been no significant changes in the percentage of ownership of its Shares over the past three years.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

As of March 31, 2006, 8,362,821 Shares were issued, including 7,823,331 outstanding and 539,490 treasury Shares. At the same date, there were 7,353,863 ADSs, each representing one Share, all of which were held of record by 9 registered holders in the United States (including The Depositary Trust Company).

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

In 2005, EDAP TMS Korea paid Dae You €136,000 for its services under service maintenance contracts, and Dae You purchased €396,000 of medical devices from the Company.

The Company purchases certain technological elements to Siemens AG. Total purchases amounted €547 thousand in 2005, €405 thousand in 2004 and €360 thousand in 2003.  As of December 31, 2005, payables due to Siemens AG amounted to €46 thousand and as of December 31, 2004, payables due to Siemens AG amounted to € 3 thousand.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2005, total export sales, which the Company defines as sales made outside of France, amounted €16 million, which represented 76% of total sales.

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

In France, dividends are paid out of after-tax income. Dividends paid to holders of shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, certain other benefits, under conditions provided for in the relevant treaty under French law. See Item 10 ‘‘Additional Information—French Taxation—Taxation of Dividends on Shares or ADSs.’’

No dividends were paid with respect to fiscal years 2001 through 2004. Subject to the approval of the shareholders’ meeting to be held on or before June 30, 2006, the Company does not anticipate paying any dividends with respect to fiscal year 2005.

Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of EDAP TMS and its consolidated subsidiaries since December 31, 2005.

Item 9. The Offer and Listing

Description of Securities

The Shares are traded solely in the form of ADSs, each ADS representing one Share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof. The principal United States trading market for the ADSs, which is also the principal trading market for the ADSs overall, is the Nasdaq National Market of the Nasdaq Stock Market, Inc. (‘‘Nasdaq’’), on which the ADSs are quoted under the symbol ‘‘EDAP.’’ The principal non-U.S. trading market for the ADSs was Nasdaq Europe, formerly known as the European Association of Securities Dealers Automated Quotation System (‘‘EASDAQ’’), on which the ADSs were quoted under the symbol ‘‘EDAP’’. The Company requested and received a conditional approval from Nasdaq Europe for the delisting of its ADSs effective on April 25, 2002.

Trading Markets

The following tables set forth, for the years 2001 through 2005, the reported high and low sales prices of the ADSs on Nasdaq and Nasdaq Europe (through to April 25, 2002 for Nasdaq Europe).

	Nasdaq
	High	Low
	$

2006 (through March 31)	21.64	5.30
2005	5.68	3.10
2004	3.92	1.55
2003	1.99	1.00
2002	2.49	1.15
2001	3.43	0.59

The following tables set forth, for the years 2004 and 2005 and the first quarter of 2006, the reported high and low sales prices of the ADSs on Nasdaq for each full financial quarter:

	Nasdaq
	High	Low
	$

2006:
First Quarter	21.64	5.30
2005:
First Quarter	5.50	3.41
Second Quarter	5.00	3.65
Third Quarter	4.27	3.18
Fourth Quarter	5.68	3.10
2004:
First Quarter	2.12	1.55
Second Quarter	3.61	1.95
Third Quarter	2.51	1.64
Fourth Quarter	3.92	1.96

The following table sets forth, for the most recent six months (from November 2005 through April 2006), the reported high and low sale prices of the ADSs on Nasdaq for each month:

	Nasdaq
	High	Low
	$
2005:
November	4.50	3.25
December	5.68	3.81
2006:
January	8.65	5.30
February	8.88	7.25
March	21.64	8.43
April	19.46	12.68

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

-
the taking of financial interests, under whatever form, in all French or foreign groups, companies or businesses which currently exist or which may be created in the future, mainly through contribution, subscription or purchasing of stocks or shares, obligations or other securities, mergers, holding companies, groups, alliances or partnerships;

-	the management of such financial interests;
-	the direction, management, control and coordination of its subsidiaries and interests;
-	the provision of all administrative, financial, technical or other services; and
-
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

The Board of Directors is currently composed of six members who were appointed by the shareholders on July 30, 2002 and November 26, 2002, for a period of three years. (See Item 6, ‘‘Directors, Senior Management and Employees’’). However, as the Company's articles of association set the duration of the Directors' mandate at six years (one year being calculated as the period in between two consecutive annual ordinary general shareholder's meetings), the next annual general shareholders’ meeting will acknowledge the Directors’ mandate as six years expiring upon the date of the general shareholders’ meeting approving the financial results for fiscal year 2007. The tenure of a Director terminates at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the office of such Director comes to an end. Directors may always be re-elected; the Director may also be dismissed at any time at the shareholders’ meeting.

The mandate for each member of the Board of Directors expires on the date of the ordinary general shareholders' meeting approving the financial results for fiscal year 2007.

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

Directors cannot be more than seventy years old. In case one of the Directors reaches this limit during his/her tenure, the said Director is automatically considered to have resigned at the next general shareholders meeting. One June 21, 2005, the shareholders approved a resolution extending the age limit for the Directors to seventy five years old. The by-laws were then modified accordingly.

The Board of Directors determines the direction of the Company’s business and supervises its operations. Within the limits set out by the corporate purposes and the powers expressly granted by law to the general shareholders’ meeting, the Board of Directors may deliberate upon the operations of the Company and make any decisions in accordance with the Company's business. However, a Director must abstain from voting on matters in which he has an interest. The resolutions passed in a meeting of the Board of Directors are valid only if a quorum of half of the Directors is reached. A Director cannot borrow money from the Company.

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

As with any other Director, the Chairman cannot be over seventy years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor will be appointed. Subject to the age limit provision, the Chairman of the Board may also be re-elected. One June 21, 2005, the shareholders approved a resolution extending the age limit for the Chairman of the Board to seventy five years old. The by-laws were then modified accordingly.

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

Under French law, dividends are distributed to shareholders pro-rata according to their respective shareholdings. Dividends are payable to holders of shares outstanding on the date of the shareholders' meeting deciding the distribution of dividends, or in the case of interim dividends, on the date of the Board of Directors meeting approving the distribution of interim dividends. However, holders of newly issued shares may have their rights to dividends limited with respect to certain fiscal years. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the Board of Directors in the absence of such a decision by the shareholders. The payment of the dividends must occur within nine months from the end of the Company’s fiscal year. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

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

Changes in Share Capital (French Law)

The share capital of the Company may be increased only with the approval of the shareholders entitled to vote at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in the share capital may be effected either by the issuance of additional shares (including the creation of a new class of shares) or by an increase in the nominal value of existing shares. Additional Shares may be issued for cash or for assets contributed in kind, upon the conversion of debt securities previously issued by the Company, by capitalization of reserves, or, subject to certain conditions, in satisfaction of indebtedness incurred by the Company. Dividends paid in the form of Shares may be distributed in lieu of payment of cash dividends, as described above under ‘‘—Dividend and Liquidation Rights (French law).’’ French law permits different classes of shares to have liquidation, voting and dividend rights different from those of the outstanding ordinary shares.

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

Certain Exemptions (French Law)

Under the U.S. securities laws, as a foreign private issuer, EDAP TMS is exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. EDAP TMS is also exempt from certain of the current corporate governance requirements of the Nasdaq Stock Market. For more information on these exemptions, see Item 6, ‘‘Directors, Senior Management and Employees—Exemptions from Certain Nasdaq Corporate Governance Rules.’’

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

On February 25, 2004, the Company entered into a distribution agreement with a subsidiary of HealthTronics granting HealthTronics, among other things, (i) the right to begin clinical trials with the Ablatherm (which utilizes HIFU to provide minimally invasive treatment of prostate cancer), (ii) the right to seek Pre-Market Approval (‘‘PMA’’) from the FDA and (iii) exclusive distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, the Company also agreed to grant HealthTronics 1 million warrants (bons de souscription d’actions) on January 28, 2005, each which will entitle HealthTronics to purchase a Share of the Company at a price of U.S.$1.50. The warrants are subject to the terms and conditions of an accompanying escrow agreement, which, among other things, include restraints on subsequent resale of the warrant Shares. The distribution agreement allows HealthTronics to exercise specified numbers of warrants as it meets various specified distribution milestones. Under a December 2004 amendment to the distribution agreement, HealthTronics’s exclusive use of the Ablatherm trade names was waived until such time as it obtained the PMA from the FDA. On December 29, 2005, HealthTronics, through its subsidiary, and the Company entered into an amendment to the distribution agreement. HealthTronics wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of the Company's lithotripters in the US. The 200,000 warrants that had been issued to HealthTronics were cancelled, as the conditions precedent to their exercise were directly linked to future purchases of lithotripters manufactured by the Company.

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

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of Shares or ADSs. The following summary does not address the treatment of Shares or ADSs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or Shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares in light of their particular circumstances.

Taxation of Dividends on Shares or ADSs - Withholding Tax

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld a the reduced rate provided under the treaty.

New Tax Credit

As a results of the reforms implemented by the French Finance Law for 2004 and the French Finance Law for 2006, from January 1, 2006, French resident individuals are taxed on only 60% of the dividends they receive and, in addition to a fixed allowance, are entitled to a tax credit equal to 50% of all dividends received within on year (the "Tax Credit"). The Tax Credit is capped at €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals may, depending on the provisions of the tax treaty possibly entered into between France and their country of residence, benefit from a refund of the Tax Credit (net of applicable withholding tax) under certain conditions, subject to compliance with the procedures for claiming benefits under the applicable treaty. The French tax authorities have not yet issued any guidance with regard to the procedures for claiming the refund of the Tax Credit to non-resident individuals.

Individual investors are urged to consult their own tax adviers in this respect.

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

A 1.1% ad valorem registration duty (subject to a maximum of €4,000 per transfer) applies to certain transfers of shares in French companies.  This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

Taxation of U.S. Investors

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of Shares or ADSs by a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the ‘‘Treaty’’) and is fully eligible for benefits under the Treaty (a ‘‘U.S. holder’’). A holder generally will be entitled to Treaty benefits in respect of Shares or ADSs if he is:

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

This summary does not discuss the treatment of Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

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

In addition, individual U.S. holders may be entitled to a refund of the Tax Credit, less a 15% withholding tax, provided that they are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the procedures for claiming the refund of the Tax Credit to non-resident individuals.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year. Accordingly, dividends paid by the Company in 2006 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its Shares or ADSs during a year in which the Company was a PFIC and such holder did not make a mark-to-market election (as described under “—Passive Foreign Investment Company Rules” below).

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

Procedures for Claiming Treaty Benefits

The French tax authorities issued new guidelines in the Instruction No. 4-J-1-05, dated February 25, 2005 that significantly changed the formalities to be complied with by non-resident shareholders, including U.S. holders, in order to obtain the reduced withholding tax rate on distributions made on or after January 1, 2005.

Pursuant to the new guidelines, U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, you must complete and deliver to the paying agent (through its account holder) as set out in the Instruction n° 4 J-1-05 mentioned above, a certificate stating that:

•	you are a U.S. resident within the meaning of the Treaty;
•	the dividend is not derived from a permanent establishment or a fixed base that you own in France;
•	the dividend received is subject to tax in the United States.

For partnerships and trusts, claim for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

In order to be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If the certificate is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and a holder would have to claim a refund for the excess under the normal procedure by filing a specific treaty form (No. 5052 RF1-EU or No. 5053 RF1-EU) no later than December 31 of the second year following the year in which the dividend is paid.

Copies of the simplified certificate and of the specific treaty forms are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

Finally, as mentioned above, the French tax authorities have not yet issued any guidance with respect to the procedure for claiming the refund of the Tax Credit to non-resident individuals.

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

As discussed above (see “—Dividends”) the Company believes that it was not a PFIC in 2005 and does not anticipate being a PFIC in 2006. However, as discussed in Forms 20-F filed by the Company with respect to prior years, the Company believes that it was a PFIC during certain periods.

If a U.S. holder held Shares or ADSs during a year in which the Company was a PFIC and does not make the mark-to-market election, described in the next paragraph, such holder will be subject to a special additional tax, determined as described below, on certain dividends received and gains realized (‘‘excess distributions’’) in subsequent years, without regard to whether the Company was a PFIC in the year the excess distribution was received. The amount of this tax is equal to the sum of (i) tax at ordinary rates on the amount of the excess distribution, plus (ii) an interest charge to compensate for tax deferral, calculated as if the excess distribution had been earned ratably over the period the U.S. holder held its Shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of Shares and ADSs at death.

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

The Company does not intend to furnish holders with the information necessary to make a qualified electing fund (‘‘QEF’’) election.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company does not hold or issue derivative or other financial instruments for trading purposes. As of December 31, 2005, the Company had five foreign exchange sale contracts, three for the Japanese yen which expire on March, June and September 2006 and two for U.S. dollar which expire on February and April 2006. As of March 31, 2006, the Company had three new foreign exchange sale contracts, one for the Japanese yen and two for U.S. dollars.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

The Company is exposed to foreign currency exchange rate risk because a significant portion of its costs are denominated in currencies other than those in which it earns revenues. In 2005, approximately 76% of the Company’s selling and general and administrative expenses and approximately 93% of the Company’s R&D expenses were denominated in euro. During the same period, only 58% of the Company’s sales were denominated in euro, the remainder being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2005 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €28,000 for the year ended December 31, 2005, compared to an increase of approximately €43,000 for the year ended December 31, 2004. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. The foreign exchange sale contracts in place as of December 31, 2005 will be effective as from January 2006. The Company regularly assesses the exposure of its receivables to fluctuations in the exchange rates of the principal foreign currencies in which its sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedges such exposure by entering into forward sale contracts for the amounts denominated in such currencies that it expects to receive from its local subsidiaries. As of December 31, 2005, the Company had three options to hedge against Japanese yen for a total nominal amount of JPY45 million (i.e. €331 thousand), an amount of JPY15 million each, expiring on March, June and September 2006 respectively and two options to hedge against US$ for a total nominal amount of US$200 thousand (i.e. €160 thousand), an amount of US$100 thousand each, expiring on February and April 2006. As of March 31, 2006, the Company had three new foreign exchange sale contracts, one for the Japanese yen and two for U.S. dollars.

Financial Instruments and Indebtedness

Over the past three years, the Company also has had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen. Approximately €0.2 million, €0.5 million and €0.3 million of the outstanding indebtedness of the Company at December 31, 2005, 2004 and 2003, respectively, was denominated in Japanese yen. None of the Company’s outstanding indebtedness over the past three years was denominated in U.S. dollars. In addition, the Company had approximately €0.5 million, €1.2 million and €0.4 million of cash denominated in U.S. dollars at December 31, 2005, 2004 and 2003, respectively, and €0.9 million, €1.3 million and €0.7 million of cash denominated in Japanese yen at December 31, 2005, 2004 and 2003, respectively.

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

There has been no change in the Company’s internal control over financial reporting during the Company’s 2005 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The board of directors of the Company has determined that the chair of the board’s audit committee, Mr. Pierre Beysson, an independent Director, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

The Company has adopted a code of ethics applicable to its Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2005, there were no waivers of its applicability. The Company has attached its code of ethics as an exhibit to this report and has made it available on the Company’s website at www.edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by the Audit Committee of EDAP TMS SA Board of Directors on December 22, 2003 and reviewed on July 22, 2005. This requires all services which are to be performed by our external auditors to be pre-approved. This may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. No services which are classified as prohibited services by the U.S. Securities and Exchange Commission under the 2003 Rules were commissioned after May 6, 2003. Our external auditors Ernst & Young Audit (‘‘ E&Y’’) billed the following services related to our 2005 financial year:

Nature of the Fees	2004 (in €)	2005 (in €)
Audit fees	143,265	136,020
Audit-related fees	8,010	97,305
Tax fees	-	-
All other fees	-	-
Total	151,275	233,325

Audit Fees

The following services were billed under the category ‘‘audit services’’: audit of financial statements and services performed in relation to legal obligations, including the formulation of audit opinions and reports, domestic and international legal audits and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes and tests, which serve to promote understanding and reliability of the systems and internal corporate controls, as well as advice on issues of billing, accounting and reporting.

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

Tax Fees

Tax services consisted of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the review of tax returns, assistance with tax audits, as well as assistance relating to tax law. No tax services were rendered over 2005 fiscal year.

All Other Fees

Other services mainly consisted of routine and administrative follow-up of patents and brand names. All these services were unrelated to the audits of our financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2005, neither the Company nor affiliated purchasers made purchases of equity securities of the Company registered pursuant to Section 12 of the Exchange Act.

PART III

Item 17. Financial Statements.

See Item 18, "Financial Statements,"

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of June 21, 2005 (together with an English translation thereof).

4.1	(a)	Distribution Agreement, dated as of February 25, 2004, among the Company, HT Prostate Therapy Management Company, LLC, EDAP S.A. and Technomed Medical Systems, S.A.(2)
(b)	Amendment No. 1 to the Distribution Agreement dated December 23, 2004.(1)
(c)	Amendment No. 2 to the Distribution Agreement dated December 29, 2005.

4.2	(a)
Commercial Leases dated October 1, 2002 and Amendment No. 1 dated October 15, 2002, between Maison Antoine Baud and EDAP TMS S.A., EDAP S.A. and Technomed Medical Systems S.A. (together with an English translation thereof). (1)

(b)	Appendix No. 2 to commercial leases between TMS S.A. and Maison Antoine Baud, signed on June 28, 2004. (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of March 31, 2006.

11.1	Code of Ethics of the Company, approved by the Board of Directors on July 22, 2005

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

(1)	Previously filed.
(2)	Previously filed with certain confidential portions omitted under Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: June 5, 2006
Hugues de Bantel
Chief Executive Officer

Dated: June 5, 2006
Thierry Turbant
Chief Financial Officer

Report of Independent Auditors

To the Board of Directors
and Shareholders of EDAP TMS S.A.

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. (the ‘‘Company’’) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EDAP TMS S.A. and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG Audit

Represented by
Jean-Luc Desplat
June 6, 2006
Lyon, France

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
(in thousands of euros unless otherwise noted)

ASSETS	Notes	2005	2004
Current assets
Cash and cash equivalents	2	8,317	9,398
Trade accounts and notes receivable, net of allowance of €663 in 2005 and €705 in 2004	3	8,769	7,722
Other receivables	4	850	473
Inventories	5	4,450	3,939
Deferred tax assets	21-3	0	77
Prepaid expenses		391	432
Total current assets		22,777	22,041
Property and equipment, net	6	3,130	2,807
Intangible assets, net	7	86	119
Goodwill	7	2,412	2,412
Deposits and other non-current assets		391	522
Total assets		28,796	27,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	8	4,305	3,675
Deferred revenues, current portion	9	771	843
Social security and other payroll withholdings taxes		605	513
Employee absences compensation		438	424
Income taxes payable		19
Accruals for restructuring	18		136
Other accrued liabilities	10	2,305	1,816
Short-term borrowings	12	899	525
Current portion of capital lease obligations	11	385	334
Current portion of long-term debt	13	147	6
Total current liabilities		9,874	8, 272
Deferred revenues, long term portion	9	439	442
Capital lease obligations, less current portion	11	474	663
Long-term debt, less current portion	13	55	—
Deferred income taxes	21-3	7	0
Other long-term liabilities	14	575	560
Total liabilities		11,424	9,937
Shareholders’ equity
Common stock, €0.13 par value, 9,318,875 shares authorized;
8,362,821 shares issued; 7,782,731 and 7,781,731 shares outstanding at December 31,
2005 and 2004, respectively		1,087	1,087
Additional paid-in capital		20,359	19,999
Retained earnings		597	1,662
Cumulative other comprehensive loss		(2,877)	(2,987)
Treasury stock, at cost; 580,090 and 581,090 shares at December 31, 2005 and 2004, respectively		(1,794)	(1,797)
Total shareholders’ equity	15	17,372	17,964
Total liabilities and shareholders’ equity		28,796	27,901

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2005, 2004 and 2003
(in thousands of euros unless otherwise noted)

	Notes	2005	2004	2003
Sales of medical devices		10,242	11,922	8,512
Sales of disposables, RPPs, leases, spare parts and services		10,710	10,207	9,518
Total sales	16	20,952	22,129	18,030
Warrants granted		(235)	(174)	-
Total net sales	16	20,717	21,955	18,030
Other revenues	17	93	208	443
Total revenues		20,810	22,163	18,473
Cost of sales		(12,313)	(13,676)	(13,094)
Gross profit		8,497	8,487	5,379

Research and development expenses		(1,784)	(1,523)	(3,069)
Selling and marketing expenses		(3,758)	(3,402)	(4,228)
General and administrative expenses		(4,278)	(4,074)	(4,106)
Non recurring operating expenses	18	-	(318)	(2,097)
Loss from operations		(1,323)	(830)	(8,121)
Interest income, net	19	135	71	177
Foreign currency exchange gain (loss), net		218	(38)	(928)
Other income (expense), net	20	9	(74)	(218)
Loss before taxes		(961)	(871)	(9,090)
Income tax (expense) benefit	21	(104)	(278)	114
Net loss		(1,065)	(1,149)	(8,976)
Basic loss per share	1-18	(0.14)	(0.15)	(1.15)
Weighted average shares outstanding used in basic
calculation	1-18	7,782,731	7,781,731	7,781,731
Diluted loss per share	1-18	(0.14)	(0.15)	(1.15)
Weighted average shares outstanding used in
diluted calculation	1-18	8,373,574	8,074,210	7,817,303

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2005, 2004 and 2003
(in thousands of euros unless otherwise noted)

	2005	2004	2003
Net loss	(1,065)	(1,149)	(8,976)
Other comprehensive loss:
Foreign currency translation adjustments	110	(36)	(547)
Comprehensive loss, net of tax	(955)	(1,185)	(9,523)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005, 2004 and 2003
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of January 1, 2003	7,781,731	1,087	19,811	11,787	(2,513)	(1,797)	28,375
Net loss				(8,976)			(8,976)
Translation adjustment					(547)		(547)
Change in unrealized gain/loss on
investments available for sale					109		109
Balance as of December 31, 2003	7,781,731	1,087	19,811	2,811	(2,951)	(1,797)	18,961

Net loss				(1,149)			(1,149)
Translation adjustment					(36)		(36)
Warrants and stock options granted			188				188
Balance as of December 31, 2004	7,781,731	1,087	19,999	1,662	(2,987)	(1,797)	17,964
Net loss				(1,065)			(1,065)
Translation adjustment					110		110
Warrants and stock options granted	1,000		360			3	363
Balance as of December 31, 2005	7,782,731	1,087	20,359	597	(2,877)	(1,794)	17,372

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005, 2004 and 2003
(in thousands of euros unless otherwise noted)

	2005	2004	2003
Cash flows from operating activities
Net loss	(1,065)	(1,149)	(8,976)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,202	1,049	983
Non-cash compensation (1)	360	188	—
Change in allowances for doubtful accounts & slow-moving inventories	128	(834)	(147)
Change in long-term provisions	67	(94)	46

Deferred tax expense/(benefit)	84	255	(226)
Net loss (gain) on sale of assets	(21)	(389)	(9)
Net loss (gain) on sale of investments available for sale	—	—	123

Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	(1,473)	20	3,076
Decrease/(Increase) in inventories	(681)	2,341	1,110
Decrease/(Increase) in prepaid expenses	41	(9)	(36)
(Decrease)/Increase in trade accounts and notes payable	632	(439)	(1,025)
(Decrease)/Increase in accrued expenses, other current liabilities	441	(1,884)	1,432

Net cash (used in) provided by operating activities	(285)	(945)	(3,649)

Cash flows from investing activities
Acquisitions of property and equipment	(372)	(247)	(400)
Acquisitions of intangible assets	(24)	(18)	(27)
Capitalized assets produced by the Company	(1,042)	(750)	(780)
Net proceeds from sale of assets	113	722	10
Net proceeds from sale of leased back assets	239	342	250
Proceeds from sale of investments available for sale	—	—	55
Increase in deposits and guarantees	(21)	(108)	—
Reimbursement of deposits and guarantees	48	75	350
Net cash (used in) provided by investing activities	(1,059)	16	(542)
Cash flow from financing activities
Proceeds from long term borrowings	288	—	—
Repayment of long term borrowings	(93)	(77)	(370)
Repayment of obligations under capital leases	(378)	(316)	(77)
Increase/(decrease) in bank overdrafts and short-term borrowings	371	310	(222)
Net cash used in financing activities	188	(83)	(669)
Net effect of exchange rate changes on cash and cash equivalents	75	(19)	(466)
Net increase/(decrease) in cash and cash equivalents	(1,081)	(1,031)	(5,326)
Cash and cash equivalents at beginning of year	9,398	10,429	15,755
Cash and cash equivalents at end of year	8,317	9,398	10,429

(1) Certain prior years amounts have been reclassified to conform the current year's presentation.

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces devices for treating stones of the urinary tract, benign prostatic hyperplasia and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Italy and Asia.

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

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘US GAAP’’) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include Technomed Medical Systems S.A. (‘‘TMS S.A.’’), EDAP Technomed Inc., Edap Technomed Sdn Bhd, Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd. (formerly Nippon Euro Edap Technomed KK) and EDAP S.A. Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996. EDAP S.A. was incorporated in May 2000. All intercompany transactions and balances are eliminated in consolidation.

1-4 Revenue recognition

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and usually provides a one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale.

Revenues related to disposables and spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Revenues related to the leasing of devices are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts and leases are recorded as deferred revenue.

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed.

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

1-7 Accounts Receivables

Accounts receivables are stated at cost net of allowances for doubtful accounts. The Company makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debt based on our collection efforts, aging of accounts receivables and other known factors.

1-8 Inventories

Inventories are valued at the lower of manufacturing cost, which is principally comprised of components and labor costs, or market (net realizable value). Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market value.

1-9 Property and equipment

Property and equipment is stated at historical cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful life of the related assets, as follows:

Leasehold improvements	10 years or lease term if shorter
Equipment	3-10 years
Furniture, fixtures, fittings and other	2-10 years

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions and devices subject to sale and lease-back transactions. This equipment is depreciated over a period of five years.

1-10 Long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the assets (or the Group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the assets, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-11 Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned.

Intangible assets consist primarily of purchased patents relating to lithotripters, purchased licenses, a purchased tradename and a purchased trademark. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated by the straight-line method over the shorter of the contractual or estimated useful life of the assets, as follows:

Patents	5 years
Licenses	5 years
Tradename and trademark	7 years

1-12 Treasury Stocks

Treasury Stocks purchases are accounted for at cost. The sale of treasury stocks is accounted for using the first in first out method. Gains on the sale or retirement of treasury stocks are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in capital to the extent that previous net gains from sale or retirement of treasury stocks are included therein, otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations.

1-13 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €517 thousand, €558 thousand and €690 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

1-14 Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes’’ Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In accordance with SFAS No. 109, no provision has been made for income or withholding taxes on undistributed earnings of foreign subsidiaries, such undistributed earnings being permanently reinvested.

1-15 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred.

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not utilized, are recoverable in cash. As of December 31, 2005, Edap had total research tax credits receivable of €64 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred. Advertising costs for the years ended December 31, 2005, 2004 and 2003 were not material to the consolidated financial statements.

1-17 Foreign currency translation and transactions

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

Foreign currencies transactions

Transactions involving foreign currencies are translated into the functional currency using the exchange rate prevailing at the time of the transactions. Receivables and payables denominated in foreign currencies are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are carried to the statement of income.

1-18 Earnings per share

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

1-19 Derivative instruments

Financial Accounting Standards Board Statement No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (‘‘SFAS 133’’) requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must classify the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Given the Company’s minimal use of derivative Instruments, this standard does not have any significant effect on the Company’s financial position, results of operations or cash flows.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2005, the Company had six stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations. In accordance with APB 25, the Company recognizes stock-based employee compensation costs over the vesting period when the options granted under those plans have an exercise price lower than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31,
	2005	2004	2003
Net loss, as reported	(1,065)	(1,149)	(8,976)
Add: Stock-based employee compensation expense included in
Reported net loss, net of related tax effects	125	14	—
Deduct: Total stock-based employee compensation expense
Determined under fair value-based method for all awards, net
of related tax effects	(231)	(44)	(56)
Pro forma net loss	(1,171)	(1,179)	(9,032)
Loss per share:
Basic, as reported	(0.14)	(0.15)	(1.15)
Basic, pro forma	(0.15)	(0.15)	(1.16)
Diluted, as reported	(0.14)	(0.15)	(1.15)
Diluted, pro forma	(0.15)	(0.15)	(1.16)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2005	2004
Weighted-average expected life (years)	2	3.08
Expected volatility rates	75%	85%
Expected dividend yield	—	—
Risk-free interest rate	4.3%	3.3%
Weighted-average exercise price (€)	2.78	2.19
Weighted-average fair value of options granted during the year (€)	1.82	0.51

1-21 New accounting pronouncements

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153, is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

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

Statement 123(R) must be adopted no later than the first fiscal year beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) as of January 1, 2006.

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

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on its overall financial position. The impact of the adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

2—CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	December 31,
	2005	2004
Cash held at bank	8,317	5,659
Money market funds	-	3,739
Total	8,317	9,398

Gross realized gains on sales of these money market funds amounted to €101 thousand, €117 thousand and €214 thousand, for the years ended December 31, 2005, 2004 and 2003, respectively.

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2005	2004
Trade accounts receivable	9,281	8,335
Notes receivable	151	92
Less: allowance for doubtful accounts	(663)	(705)
Total	8,769	7,722

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2005	2004
Tax loss carryback receivable from the French State	-	109
Value-added taxes receivable from the French State	521	210
Research and development tax credit receivable from the French State	64	-
Other receivables from the French State	31	16
Others	234	138
Total	850	473

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2005	2004
Components, spare parts	3,759	3,491
Work-in-progress	369	326
Finished goods	1,196	826
Total gross inventories	5,324	4,643
Less: provision for slow-moving inventory	(874)	(704)
Total	4,450	3,939

The provision for slow moving inventory essentially concerns the components and spare parts. The allowance for slow moving inventory, which is classified as a cost of sales, amounted to €386 thousand, €252 thousand and €569 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

6—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2005	2004
Equipment	5,852	4,647
Furniture, fixture, and fittings and other	2,280	2,180
Total gross value	8,132	6,827
Less: accumulated depreciation and amortization	(5,002)	(4,020)
Total	3,130	2,807

Depreciation and amortization expense related to property and equipment amounted to €1,145 thousand, €934 thousand and €867 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

Capitalized costs on assets held under capital leases of €1,297 thousand and €1,058 thousand are included in property and equipment at December 31, 2005 and 2004, respectively. Accumulated amortization of these assets leased to third parties was €550 thousand and €283 thousand, at December 31, 2005 and 2004, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €267 thousand, €217 thousand and €66 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its SFAS 131 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment, as the components within each operating segment have similar economic characteristics and thus do not represent separate reporting units. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2005.

The Company completed the required annual impairment test in the fourth quarter of 2005. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 15%, (iii) a residual value based on a multiple of Profit Before Tax (PBT) specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

Intangible assets consist of the following:

	December 31,
	2005	2004
Licenses	443	419
Tradename and trademark	585	583
Patents	412	412
Organization costs	363	363
Total gross value	1,803	1,777
Less: accumulated amortization	(1,717)	(1,658)
Total	86	119

Amortization expenses related to intangible assets amounted to €57 thousand, €71 thousand and €77 thousand, for the years ended December 31, 2005, 2004 and 2003, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €60 thousand.

8—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2005	2004
Trade accounts payable	3,532	2,913
Notes payable	773	762
Total	4,305	3,675

Trade accounts payable usually represent invoices with a due date of 90 days or less.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

9—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2005	2004
Deferred revenues on maintenance contracts	375	370
Deferred revenue on sale of devices	645	676
Deferral of the gain on sale-lease-back Transactions	189	239
Total	1,210	1,285
Less long term portion	439	442
Current portion	771	843

10—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2005	2004
Provision for warranty costs	700	660
Value added tax payable	543	273
Accruals for social expenses	348	301
Conditional government subsidies	398	318
Advance to debtors	29	28
Others	287	236
Total	2,305	1,816

Changes in the provision for warranty costs are as follows:

	December 31,
	2005	2004
Beginning of year	660	694
Amount used during the year (payments)	(477)	(592)
New warranty expenses	517	558
End of year	700	660

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

11—LEASE OBLIGATIONS

11-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2005, this equipment consists of medical devices for an amount of €699 thousand and vehicles for an amount of €160 thousand. Future minimum lease payments under capital leases for the years ending December 31, are as follows:

December 31, 2005

2006	417
2007	302
2008	151
2009	61
Total minimum lease payments	931
Less: amount representing interest	(72)
Present value of minimum lease payments	859
Less: current portion	(385)
Long-term portion	474

Interest paid under capital lease obligations was €28 thousand, €19 thousand, and €4 thousand for the years ended December 31, 2005, 2004, and 2003, respectively.

11-2 Operating leases

On June 30, 2004, following the reduction in headcount implemented early in 2004, the Company reduced its rented office space and cancelled two lease contracts. As of December 31, 2005, operating leases having initial or remaining non-cancelable lease terms greater than one year consists of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract has a lease term of nine years expiring at the option of the lessee at the end of a first four-year period, then a two-year and finally a three-year period, through 2011 (i.e., in 2006, 2008 or 2011).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	TMS	Japan

2006	241	187
2007	-	47
2008	-	6
Total	241	241

Total rent expense under operating leases amounted to €703 thousand, €899 thousand and €918 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. These total rent expenses include the above mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

12—SHORT-TERM BORROWINGS

As of December 31, 2005, short-term borrowings consist of a loan in euros amounting to €155 thousand due to mature on December 20, 2006 at an annual variable rate based on Eonia +0.5% and €744 thousand of account receivables factored and for which the Company is supporting the risk of uncollectibility. As of December 31, 2004, short-term borrowings consist of loans in Japanese yen amounting to JPY 20 million (€143 thousand), JPY 30 million (€215 thousand) and JPY 23 million (€167 thousand) due to mature on March 30, May 30 and June 28, 2005, respectively, at an annual rate of 2.2%.

13—LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2005	2004
Japanese yen term loan	202	-
Other financial debts	-	6
Total	202	6
Less current portion	(147)	(6)
Total long-term portion	55	0

Long-term debt at December 31, 2005 matures as follows:

2006	147
2007	55
Total	202

As of December 31, 2005, long-term debt consist of loan in Japanese yen amounting to JPY 28.1 million (€202 thousand) with a 2.4% interest rate, due to mature on May 11, 2007.

14—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2005	2004
Provision for retirement indemnities	469	379
Other	106	181
Total	575	560

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions. In addition to government-sponsored plans, certain subsidiaries within the Company have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2005 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases. Calculations have been performed by an actuary consultant.

The actuarial assumptions as of year-end are as follows:

	Pension Benefits - France
	2005	2004	2003
Weighted average assumptions:
Discount rate	4.00%	4.50%	4.50%
Salary increase	2.00%	2.00%	2.50%
Retirement age	65	65	63
Average retirement remaining service period	27	26	25

	Pension Benefits - Japan
	2005	2004	2003
Weighted average assumptions:
Discount rate	1.50%	1.50%	1.50%
Salary increase	1.80%	1.80%	1.80%

The reconciliation between projected benefit obligations and the accumulated benefit obligations is as follows as of December 31, 2005 (in Keuros):

	France	Japan

Projected benefit obligation	229	262
Normal cost	23	36
Accumulated benefit obligation	163	225
Accrued pension cost	202	132

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Detailed reconciliation of pension cost components (in Keuros) during fiscal year ending December 31, 2005:

France	2005	2004
Change in benefit obligations
Benefit obligations at beginning of year	132	155
Service cost	17	19
Interest cost	6	7
Plan amendments	-	-
(gain) / loss	74	(49)
Benefits paids	-	-
Benefit obligations at end of year	229	132

Change in plan assets
Fair value of plan assets at beginning of year	-	-
Employer contribution	-	-
Return on plan assets	-	-
Benefits paid	-	-
Fair value of plan assets at end of year

Unrecognized actuarial (gain) loss	27	(49)
Unrecognized prior service cost	-	-
Accrued pension cost	202	181

JAPAN	2005	2004
Change in benefit obligations
Benefit obligations at beginning of year	217	140
Service cost	35	-
Interest cost	3	-
Plan amendments	-	-
Termination benefits	-	25
(gain) / loss	7	136
Benefits paids	-	(84)
Benefit obligations at end of year	262	217

Change in plan assets
Fair value of plan assets at beginning of year	-	-
Employer contribution	-	-
Return on plan assets	-	-
Benefits paid	-	-
Fair value of plan assets at end of year

Unrecognized actuarial (gain) loss	130	136
Unrecognized prior service cost	0	0
Accrued pension cost	132	81

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

15—SHAREHOLDERS’ EQUITY

15-1 Common stock

As of December 31, 2005, EDAP TMS S.A.’s common stock consisted of 9,318,875 authorized shares with a par value of €0.13 each, of which 8,362,821 were issued and fully paid and 7,782,731 were outstanding.

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

15-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. Distributable statutory retained earnings amounted to €22,906 thousand and €23,967 thousand at December 31, 2005 and 2004, respectively. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

15-4 Treasury stock

As of December 31, 2005, the 580,090 shares of treasury stock consisted of (i) 177,750 shares acquired on December 2, 1996 for €707 thousand, (ii) 352,800 shares acquired between August and December 1998 for €1,016 thousand, and (iii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 580,090 shares of treasury stock have been acquired to cover outstanding stock options (see Note 15-5).

15-5 Stock-option plans

As of December 31, 2005, EDAP TMS S.A. sponsored six stock purchase and subscription option plans:

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

On January 28, 2005, the Board of Directors granted 15,000 options to purchase pre-existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.78 per share. 3,750 options were to begin vesting on December 31, 2005 and 11,250 on December 31, 2006. The options expire on January 28, 2015 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. All Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe to free shares were granted to by the Board of Directors, based on certain performances and criteria to be met for years 2005 and 2006. However, given the shift of business model, during 2005, from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), the Board of Directors decided to modify the conditions and performance criteria to be met by employees, to reflect the new business model. Therefore, on January 6, 2006, the Board of Directors cancelled the Free Performance Share Plan approved on March 30, 2005 and set up a new Plan with performance criteria based on the new RPP business model for years 2006 and 2007, in accordance with the Performance Stock plan approved by the shareholders. On January 6, 2006, 564.100 rights to subscribe to new shares were distributed, including new entrants. This plan will be accounted for in compliance with FASB 123-(R). See Item 5, “Operating and Financial Review and Prospects—New Accounting Pronouncements.”

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2005, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2005		2004		2003
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	580,262	2.49	391,262	2.68	654,341	2.58
Granted	15,000	2.78	325,000	2.19	0
Exercised	(1,000)	1.62	0		0
Forfeited	(1,000)	3.81	(136,000)	2.34	(263,079)	2.43
Expired	-	-	-	-	-	-
Outstanding on December 31,	593,262	2.50	580,262	2.49	391,262	2.68
Exercisable on December 31,	409,652	2.45	219,547	2.99	272,442	2.94

Shares purchase options available for grant on December 31	0	-	0	-	0	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2005:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.81	116,625	2.5	3.81	116,625	3.81
2.78	15,000	9.1	2.78	3,750	2.78
2.60	225,000	8.2	2.60	56,250	2.60
2.08(1)	112,000	6.0	2.08	112,000	2.08
2.02(2)	14,425	6.5	2.02	10,815	2.02
1.83	10,212	3.5	1.83	10,212	1.83
1.28	100,000	8.2	1.28	100,000	1.28
1.28 to 3.81	593,262	6.3	2.50	409,652	2.11

(1)
All the 112,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = € 1.085).

(2)
All the 14,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = € 1.0545).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The Company applies Accounting Principles Board Opinion No. 25, ‘‘Accounting for Stock- Based Compensation’’ (APB 25), and its related interpretations in accounting for its employee stock options. Under APB 25 and its related interpretations, the options granted or modified in 2002 and 2001 did not result in recording any compensation expense, additional compensation expense or reversal of compensation expense. Options granted in 2005 and 2004 generated a compensation expense amounting to €10 thousand in 2005 and €14 thousand in 2004.

15-6 Warrants granted to certain employees

As of December 18, 2002, the shareholders of two of the Company’s wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized the respective Boards of Directors to grant certain Senior Executive Officers warrants to subscribe to an aggregate of 604,538 new shares of TMS S.A.’s and EDAP S.A.’s common stock. The average exercise price of such warrants is equivalent to the higher of either (a) the share value of the capital of each company or (b) the net book value, each such amount to be calculated on the date of exercise. Following the resignation of the President of EDAP S.A. in November 2003, outstanding warrants allow today's President of both divisions, to subscribe to an aggregate of 252,111 new shares of each of TMS S.A.’s and EDAP S.A.’s common stock. The total number of warrants granted, if exercised, would represent 3.5% and 2.5% of the respective share capital of TMS S.A. and EDAP S.A. after subscription. These warrants begin vesting three years after their date of grant.  These warrants to subscribe to shares expire on the earlier of December 18, 2007 or when employment with the Company ceases. According to APB25, a compensation charge has been booked for an amount of  €115 thousand as at December 31, 2005, €0 as at December 31, 2004 and €0 as at December 31, 2003.

16—NET SALES

Net sales consist of the following:

	2005	2004	2003

Medical devices	10,242	11,922	8,557
Disposables	1,956	1,901	1,850
RPPs	1,747	1,422	562
Leases	1,399	1,564	1,462
Spare parts & services	5,608	5,320	5,599
Total sales	20,952	22,129	18,030
Warrants granted	(235)	(174)
Total net sales	20,717	21,955	18,030

Warrants

On February 25, 2004, the Company entered into a distribution agreement with HealthTronics granting it, among other things, (i) the right to begin clinical trials in the U.S. with the Ablatherm, (ii) the right to seek PMA for the Ablatherm from the FDA and (iii) exclusive Ablatherm distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, the Company also agreed to grant HealthTronics 1 million warrants on January 28, 2005, each entitling HealthTronics to purchase a share of the Company at a price of U.S.$1.50 upon their vesting. The distribution agreement allows HealthTronics to exercise specified numbers of warrants as it meets various specified milestones set out in the distribution agreement, some of which relate to HealthTronics’s commitment to purchase a specified number of lithotripter units and others which relate to completion of various stages of the clinical trials and the regulatory process leading to the PMA for the Ablatherm.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

In accordance with EITF 96-18, the company accounts for the warrants issued to HealthTronics under the distribution agreement based upon the fair value of the warrants, measured at the date of milestone achievement, as there is no performance obligation from HealthTronics. The related amount, which is a non-cash charge, is then recorded as a reduction of revenue. On December 29, 2005, HealthTronics, through its subsidiary, and EDAP TMS entered into an amendment to the distribution agreement. HealthTronics wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of EDAP's lithotripters in the US, therefore the parties decided to amend the terms and conditions of the contract. No more warrants are directly linked to the purchase of additional lithotripters and future revenues from the sales of lithotripters will not be impacted by warrants.

As of December 31, 2005, the non-cash charge, amounting to €235 thousand, was calculated at the fair value of the warrants using the Black & Scholes pricing model based on the following assumptions:

Risk-Free Interest Rate (%): 4.30,
Strike (U.S.$): 1.50,
Volatility (%): 75,
Share price (U.S.$): 3.53,
Dividend (%): 0.

The Back & Scholes valuation was made at the date the performance target was achieved, e.g. November 11, 2005.

This non-cash charge of €235 thousand recorded for 2005 related to a series of warrants is linked to HealthTronics's purchase of two lithotripters and one Ablatherm in 2005, in accordance with the terms of the Amendment to the distribution agreement dated December 29, 2005.

17—OTHER REVENUES

Other revenues consists of the following:

	2005	2004	2003
Royalties	47	163	124
Grants and others	46	45	319
Total	93	208	443

TMS S.A. and EDAP S.A. received grants of €6 thousand in 2005, €25 thousand in 2004 and €75 thousand in 2003, from the French Ministry of Research and Development.

18—OPERATING EXPENSES

Operating expenses include bad debt expenses amounting to €274 thousand, €204 thousand, €41 thousand for the years ended December 31, 2005, 2004, and 2003. These operating expenses also include allowance for slow moving inventory which is classified as cost of goods sold and amounts to€386 thousand, €252 thousand and €569 thousand for the years ended December 31, 2005, 2004 and 2003 respectively.

In 2004, following the Company’s decision in 2003 to reduce headcount in both divisions (discussed below), the Company recorded non-recurring expenses of €0.3 million, including €0.2 million of employee termination expenses. In 2003, after an extensive review of the businesses, with consideration of the current economic situation and in order to maintain the competitiveness of the Company, EDAP TMS S.A. implemented a reduction in headcount in its two French operational divisions.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The reductions represented a decrease of 22% of the French-based workforce. The Company recorded nonrecurring expenses of €2.1 million, including €1.8 million of employee termination expenses and €0.2 million of legal and various expenses linked to this reorganization. The balance of the provision as of December 31, 2003 amounted to €2.0 million. This provision was used over year 2004, for an amount of €1.7 million of employee termination expenses and €0.2 million of legal and various expenses linked to this reorganization. The balance of the provision as of December 31, 2004 amounted to €0.1 million and was used in 2005.

19—INTEREST INCOME, NET

Interest (expense) income, net consists of the following:

	2005	2004	2003
Interest income	187	146	284
Interest expense	(52)	(75)	(107)
Total	135	71	177

20—OTHER INCOME (EXPENSE), NET

Other income (expense), consists of the following:

	2005	2004	2003
Net loss on sale of Urologix common stock	--	--	(123)
Other income (expense), net	9	(74)	(95)
Total	9	(74)	(218)

21—INCOME TAXES

21-1 Loss before income taxes

Loss before income taxes is comprised of the following:

	2005	2004	2003
France	(755)	(361)	(8,509)
Other countries	(206)	(510)	(581)
Total	(961)	(871)	(9,090)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

21-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:

	2005	2004	2003
Current income tax expense:
France	38	6	(22)
Other countries	(57)	(29)	(78)
Sub-total current income tax expense	(19)	(23)	(100)
Deferred income tax (expense) benefit:
France	(90)	(255)	149
Other countries	5	-	65
Sub-total deferred income tax (expense) benefit	(85)	(255)	(214)
Total	(104)	(278)	114

21-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effect of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2005	2004
Elimination of intercompany profit in inventory	212	199
Other items	431	413
Net operating loss carryforwards	5,941	5,707
Total deferred tax assets	6,584	6,319
Capital leases treated as operating leases for tax	(9)	(4)
Exit tax	(161)	(161)
Other items	(198)	(88)
Total deferred tax liabilities	(368)	(253)
Net deferred tax assets	6,216	6,066
Valuation allowance for deferred tax assets	(6,223)	(5,989)
Deferred tax assets (liabilities), net of allowance	(7)	77

Net operating loss carryforwards of €2,109 thousand, €1,801 thousand, €1,910 thousand, €263 thousand, €325 thousand and €10,987 thousand as of December 31, 2005 are available at EDAP Technomed Inc., TMS S.A., EDAP S.A., Edap Technomed Italia S.R.L.,Edap Technomed Co Ltd Japan and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €5,941 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2005, €5,711 thousand out of these €5,941 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2006 through 2012. In accordance with SFAS No. 109, a valuation allowance is recorded as realization of those amounts are not considered probable.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

In 2005, the Company recorded a corporate income tax benefit of €0.1 million, principally reflecting income tax with respect to the results of various subsidiaries. In 2004, the Company recorded a corporate income tax benefit of €0.3 million in 2004, principally reflecting income tax with respect to the results of various subsidiaries and an exceptional exit tax in France of 2.5% (which was enacted in compensation for the phase-out of capital gains tax on participation shares). In 2004, the Company has booked a deferred tax liability amounting to €161 thousand related to this exit tax, which will be paid in two equal installments in 2006 and 2007, pursuant to the Amended Finance Law of 2004, dated December 30, 2004.

21-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2005	2004	2003
French statutory rate	33.8%	34.3%	34.3%
Research and development tax credit	7.6%
Income of foreign subsidiaries taxed at different tax rates	1.5%	1.9%	0.1%
Effect of net operating loss carryforwards and valuation
Allowances	(22.5%)	(31.4%)	(23.5%)
Non deductible entertainment expenses	(4.9%)	(2.6%)	(0.3%)
Other	(27.7%)	(34.1%)	(9.3%)
Effective tax rate	(12.2%)	(31.9%)	(1.3%)

22—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2005, 2004 and 2003 is as follows:

	For the year ended Dec. 31, 2005			For the year ended Dec. 31, 2004			For the year ended Dec. 31, 2003
	Loss in euro (Numerator)	Shares (Denominator)	Per-Share Amount)	Loss in euro (Numerator)	Shares (Denominator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS
Loss available to
common Shareholders	(1,065,375)	7,782,731	(0.14)	(1,148,792)	7,781,731	(0.15)	(8,975,846)	7,781,731	(1.15)
Effect of dilutive securities:
Stock options		590,843			292,479			35,572
Diluted EPS
Loss available to
common shareholders,
Including assumed
Conversions	(1,065,375)	8,373,574	(0.14)	(1,148,792)	8,074,210	(0.15)	(8,975,846)	7,817,303	(1.15)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

23—COMMITMENTS AND CONTINGENCIES

23-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 11- 2.

23-2 Litigation

To date, the Company is a party to two product liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure. The Company has agreed to retain liability for these two cases following the sale of the Prostatron business in October 2000. However, in one of the two cases, the Company believes that it may be able to claim indemnification from Urologix. The Company believes that the patients’ claims against the Company are without merit. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2005, and for the year then ended.

24—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No. 107 ‘‘Disclosure about fair value of financial instruments.’’ The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company’s financial instruments are compared below to the recorded amounts at December 31, 2005 and 2004.

	December 31,		December 31,
	2005 Recorded Value	2005 Estimated Fair Value	2004 Recorded Value	2004 Estimated Fair Value
Assets:
Cash and cash equivalents	8,317	8,317	9,398	9,398
Trade accounts and notes receivable, net	8,025	8,025	7,722	7,722
Liabilities:
Short-term borrowings	155	155	525	525
Trade accounts payable	3.532	3,532	2,913	2,913
Notes payable	773	773	762	762
Long-term debt	55	53	6	6

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

25—CONCENTRATION OF CREDIT RISK

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €0.7 million as of December 31, 2005 and 2004. Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2005 and 2004, the Company did not generate significant revenue with a single customer.

26—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2005, the Company had three options to hedge against Japanese yen for a total nominal amount of JPY45 million (i.e. €331 thousand), an amount of JPY15 million each, expiring on March, June and September 2006 respectively and two options to hedge against US$ for a total nominal amount of US$200 thousand (i.e. €160 thousand), an amount of US$100 thousand each, expiring on February and April 2006. The fair value of these derivatives was not material as of December 31, 2005.

27—SEGMENT INFORMATION

In July of fiscal year 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. The following tables set forth the key income statement figures, by segment for fiscal years 2005, 2004 and 2003 and the key balance sheet figures, by segment, for fiscal years 2005 and 2004.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, and goodwill are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2005	2004	2003
Segment operating loss	(1,323)	(830)	(8,121)
Interest income, net	135	71	177
Foreign Currency exchange (losses) gains, net	218	(38)	(928)
Other income, net	9	(74)	(218)
Income tax (expense) credit	(104)	(278)	114
Consolidated net loss	(1,065)	(1,149)	(8,976)

A summary of the Company’s operations by business unit is presented below for years ending December 31, 2005, 2004 and 2003:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	Consolidation	Total consolidated
2005
External sales of medical devices	4,260	5,982			10,242
External sales of spares parts,
Supplies & services	3,685	7,025			10,710
Internal segment revenues	3	3,185		(3,188)
Total sales	7,948	16,192		(3,188)	20,952
Warrants granted	(118)	(117)			(235)
Total net sales	7,830	16,075		(3,188)	20,717
External other revenues	14	79			93
Internal other revenues	105	-		(105)	-
Total revenues	7,949	16,154		(3,293)	20,810
Total COS	(3,998)	(11,457)		3,142	(12,313)
Gross margin	3,951	4,697		(151)	8,497
R&D	(1,042)	(742)			(1,784)
Selling expenses	(1,983)	(1,775)			(3,758)
G&A	(791)	(1,937)	(1,550)		(4,278)
Total expenses	(3,816)	(4,454)	(1,550)		(9,820)
Operating income (loss)	135	243	(1,550)	(151)	(1,323)
Total Assets	9,177	22,163	5,620	(8,164)	28,796
Capital expenditures	696	645			1,341
Long-lived assets	2,172	3,787	59		6,018
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	Consolidation	Total consolidated
2004
External sales of medical devices	3,733	8,189			11,922
External sales of spares parts,
Supplies & services	2,915	7,291			10,206
Internal segment revenues	287	1,905		(2,192)
Total sales	6,935	17,385		(2,192)	22,128
Warrants granted		(174)			(174)
Total net sales	6,935	17,211		(2,192)	21,954
Other revenues	34	174			208
Total revenues	6,969	17,385		(2,192)	22,162
Total COS	(3,749)	(12,119)		2,192	(13,676)
Gross margin	3,220	5,266			8,486
R&D	(817)	(706)			(1,523)
Selling expenses	(1,275)	(2,128)			(3,403)
G&A	(659)	(2,221)	(1,193)		(4,073)
Non recurring	(82)	(27)	(208)		(317)
Total expenses	(2,833)	(5,082)	(1,401)		(9,316)
Operating income (loss)	387	184	(1,401)		(830)
Total Assets	7,162	20,334	6,645	(6,256)	27,885
Capital expenditures	287	844	2		1,133
Long-lived assets	1,781	4,048	31		5,860
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	Consolidation	Total consolidated
2003
External sales of medical devices	1,148	7,364			8,512
External sales of spares parts,
supplies & services	1,709	7,809			9,518
Internal segment revenues	3	1,967		(1,970)	—
Other revenues	99	342	2		443
Total revenues	2,959	17,482	2	(1,970)	18,473
Total COS	(2,056)	(12,771)	—	1,733	(13,094)
Gross margin	903	4,711	—	(237)	5,379
R&D	(2,345)	(725)			(3,070)
Selling expenses	(2,023)	(2,205)			(4,228)
G&A	(747)	(2,005)	(1,353)		(4,105)
Non recurring	(1,590)	(463)	(44)		(2,097)
Total expenses	(6,705)	(5,398)	(1,397)	—	13,500
Operating income (loss)	(5,802)	(687)	(1,395)	(237)	(8,121)
Total Assets	9,432	21,050	5,238	(3,810)	31,910
Capital expenditures	635	1,138	25		1,798
Long-lived assets	1,951	4,054	35		6,040
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

28—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow-moving inventory
Restated balance as of January 1, 2003	862	1,528
Charges to costs and expenses	41	569
Deductions: write-off provided in prior periods	(377)	(380)
Restated balance as of December 31, 2003	526	1,717
Charges to costs and expenses	204	252
Deductions: write-off provided in prior periods	(25)	(1,265)
Restated balance as of December 31, 2004	705	704
Charges to costs and expenses	274	386
Deductions: write-off provided in prior periods	(316)	(216)
Restated balance as of December 31, 2005	663	874

29—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2005	2004	2003
Income taxes paid (refunds received)	(66)	(82)	(560)
Interest paid	7	19	21
Interest received	119	120	223

Non-cash transactions:	2005	2004	2003
Capital lease obligations incurred	859	998	792

30—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You.

EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of the Company medical devices installed in Korea for an amount of €136 thousand, €63 thousand and €33 thousand, for 2005, 2004 and 2003 respectively.

Dae You is also acting as an agent to promote the Company's medical devices in South Korea, and receives commissions on sales.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Dae You also purchased medical devices from the Company and operates them in partnership with hospitals or clinics for an amount of €396 thousand, €401 thousand and €309 thousand in 2005, 2004 and 2003 respectively.

As of December, 31 2005, receivables amounted to €148 thousand and payables to €83 thousand. As of December 31, 2004, there were no receivables nor payables, related to DAE YOU.

The Company purchases certain technological elements to Siemens AG. Total purchases amounted to €547 thousand in 2005, €405 thousand in 2004 and €360 thousand in 2003. As of December 31, 2005, payables due to Siemens AG amounted to €46 thousand and as of December 31, 2004, payables due to Siemens AG amounted to €3 thousand.