Form 20-F/A
period 2005-12-31
EDAP TMS SA
filed 2006-08-22
CIK 1041934

As filed with the Securities and Exchange Commission on August 22, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes ☐     No ☒

EXPLANATORY NOTE RELATING TO THIS FORM 20-F/A

We are filing this amended annual report on Form 20-F/A to modify our 2005 annual report on Form 20-F to reflect a "plain English" style and to correct certain typographical errors. These changes have been made to enable us to incorporate this report by reference into our registration statement on Form F-3 that we have filed with the Securities and Exchange Commission on the date hereof. For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, as amended. However, other than the amendments described above, no changes have been made to our annual report on Form 20-F filed on June 6, 2006. This Amendment does not purport to amend or update the information contained in our annual report on Form 20-F filed on June 6, 2006 or reflect any events that have occurred after such report was filed.

TABLE OF CONTENTS

Page

Presentation of Financial and Other Information	5

Forward-looking Information	5

PART I

Item 1. Identity of Directors, Senior Management and Advisors	6

Item 2. Offer Statistics and Expected Timetable	6

Item 3. Key Information	2

Item 4. Information on the Company	13

Item 4A. Unresolved Staff Comments	24

Item 5. Operating and Financial Review and Prospects	24

Item 6. Directors, Senior Management and Employees	36

Item 7. Major Shareholders and Related Party Transactions	42

Item 8. Financial Information	43

Item 9. The Offer and Listing	44

Item 10. Additional Information	45

Item 11. Quantitative and Qualitative Disclosures about Market Risk	57

Item 12. Description of Securities Other than Equity Securities	58

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	59

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	59

Item 15. Controls and Procedures	59

Item 16A. Audit Committee Financial Expert	59

Item 16B. Code of Ethics	59

Item 16C. Principal Accounting Fees and Services	59

Item 16D. Exemptions from the Listing Standards for Audit Committees	60

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	60

PART III

Item 17. Financial Statements	61

Item 18. Financial Statements	61

Item 19. Exhibits	61

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, references herein to “we,” “us” or “our” are to EDAP TMS S.A. and its consolidated subsidiaries and references herein to the “Company,” “EDAP” or “EDAP TMS” are to EDAP TMS S.A.

We prepare our consolidated financial statements in conformity with United States generally accepted accounting principles (‘‘U.S. GAAP’’). In this Annual Report, references to ‘‘euro’’ or ‘‘€’’ are to the legal currency of the countries of the European Monetary Union, including the Republic of France, and references to ‘‘dollars,’’ ‘‘U.S. dollars’’ or ‘‘$’’ are to the legal currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of euro into dollars have been made at the rate of U.S.$1.00 = €0.8445, the rate derived from the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2005. See Item 3, ‘‘Key Information—Exchange Rates’’ for information regarding certain currency exchange rates and Item 11, ‘‘Quantitative and Qualitative Disclosures about Market Risk’’ for a discussion of the effects of fluctuations in currency exchange rates on the Company.

The following are registered trademarks of the Company in the United States: EDAP, Technomed, Ablatherm, Ablasonic, Ablapak, Praktis, Pulsolith and Sonolith 2000. This Annual Report also makes references to trade names and trademarks of companies other than the Company.

FORWARD-LOOKING INFORMATION

This report includes certain forward-looking statements, usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation:

-	the effects of intense competition in markets in which we operate;
-	the uncertainty of market acceptance for the our HIFU devices;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the clinical status of the our HIFU devices;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on our strategic partners;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen; and
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices.

You should also consider the information contained in Item 3, ‘‘Key Information—Risk Factors’’ and Item 5, ‘‘Operating and Financial Review and Prospects,’’ as well as the information contained in our periodic filings with the Securities and Exchange Commission (including our reports on Form 6-K), for further discussion of the risks and uncertainties that may cause such differences to occur.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The balance sheet data as of December 31, 2003, 2004 and 2005 and the income statement data for the years ended December 31, 2003, 2004 and 2005 set forth below have been derived from our Consolidated Financial Statements included in this annual report. The balance sheet data as of December 31, 2001 and 2002 and the income statement data for the year ended December 31, 2001 and 2002 have been derived from our audited consolidated financial statements. Our Consolidated Financial Statements were prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP, nor have we done so.

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

EXCHANGE RATES

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of American Depositary Shares (‘‘ADSs’’) representing ordinary shares of the Company (‘‘Shares’’) on conversion by the Depositary of dividends, if any, paid on the Shares in the form of ADSs. Moreover, such fluctuations may affect the dollar price of our ADSs on Nasdaq.

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

On May 18, 2006, the Noon Buying Rate was U.S.$1.00 = €0.78.

RISK FACTORS

Our future revenue growth and income depends, among other things, on the success of our HIFU technology.

We depend on our High Intensity Focused Ultrasound (‘‘HIFU’’) technology for future revenue growth and net income. Our Extracorporeal Shockwave Lithotripsy (‘‘ESWL’’) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in its commercialization phase in the European Union. The Ablatherm is not approved for commercial distribution in the United States and none of the Company’s other HIFU products (excluding Ablatherm) have obtained approval for commercial distribution anywhere in the world. In December 2001, our request for an additional Investigational Device Exemption (‘‘IDE’’) from the U.S. Food and Drug Administration (‘‘FDA’’) to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. To assist in the successful completion of clinical trials to obtain FDA approval for the Ablatherm, we partnered with HealthTronics Surgical Services, Inc. (“HealthTronics”) and signed a Distribution Agreement in February 2004 for assistance in the approval process for re-submission of an IDE to the FDA. Trials in the United States started in May 2006, with several centers fully approved and currently enrolling patients. The identification of HealthTronics as our U.S. partner does not guarantee the successful completion of clinical trials nor does it guarantee that the FDA will grant approval to market a device even if clinical trials are successfully completed. See ‘‘—Uncertainty Relating to Clinical Trials; Clinical Status of Certain Products Using HIFU Technology’’ and Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

Our clinical trials for products using HIFU technology may not be successful.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials, and there can be no assurance that our clinical trials will demonstrate that our products are safe, effective, and marketable. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. We, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies such as the FDA may even refuse to grant exemptions to conduct clinical trials. Our US partner HealthTronics may decide to cease its cooperation with us under the Distribution Agreement. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

We rely on scientific, technical and clinical data supplied by academics that work with us to evaluate and develop our devices. We cannot assure you that there are no errors or omissions in such data that would adversely affect the development of such products.

The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources. Our HIFU devices that have not received regulatory approval may not prove to be effective or safe in clinical trials or may not be approved by the appropriate regulatory authorities. We, through our U.S. partner HealthTronics, do not anticipate receiving FDA approval for any HIFU device, including the Ablatherm, for several years, if at all. If our HIFU devices do not prove to be effective and safe in clinical trials to the satisfaction of the relevant regulatory authorities, our business, financial condition and results of operations could be materially adversely affected.

HIFU technology may not be accepted and adopted by the medical community.

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and effectiveness, and any marketing approvals that we may have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for partial reimbursements in Italy, Germany and the UK, and evidence of the cost effectiveness of a therapy as compared to existing therapies. Acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness and the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

Our cash flow is highly dependent on demand for our products.

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2005, 2004 and 2003, moreover, our cash flow was negative due to the cash requirements of operating activities, which we financed using cash and cash equivalents on hand. In addition, our 2005 cash flow was negative due to the cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure model. Since we anticipate relying principally on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the potential continued expansion of the leasing of our products, or the expansion of our mobile activity (which is invoiced on a revenue-per-procedure basis), since each of these activities generates smaller immediate revenues than device sales. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. In 2003, we performed an extensive review of our business and adopted measures designed to address cash flow problems in the near term. There is no assurance, however, that these problems will not recur in the medium to long term.

We have a history of operating losses and it is uncertain when and if we will reach profitability.

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. In 2005 and 2004, we had positive operating income in both of our operating divisions (HIFU division and UDS division), reflecting efforts to restructure our operations in late 2003 and in control costs and operating losses in our holding company (holding expenses). We cannot assure you, however, that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Competition in the markets in which we operate is intense and is expected to increase in the future.

Competition in the markets in which we operate is intense and is expected to increase in the future. In each of our main businesses, we face competition both directly from other manufacturers of medical devices that apply the same technologies that we use, as well as indirectly from existing or emerging therapies for the treatment of urological disorders.

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market our devices, in particular the Ablatherm, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, Inc. (‘‘Focus Surgery’’), which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, Inc., USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical Inc. has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various types of cancers, recently signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. Finally, Chinamed, a Chinese company, is also developing HIFU products for various types of cancer tumors, but the company is only marketing its HIFU products in China. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

Many of our competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than us and may have more experience in developing, manufacturing, marketing and supporting new medical devices. In addition, our future success will depend in large part on our ability to maintain a leading position in technological innovation, and we cannot assure you that we will be able to develop new products or enhance our current ones to compete successfully with new or existing technologies. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to those products.

We also face competition for our maintenance and service contracts. Larger hospitals often utilize their in-house maintenance departments instead of contracting with equipment manufacturers like us to maintain and repair their medical equipment. In addition, third-party medical equipment maintenance companies increasingly compete with equipment manufacturers by offering broad repair and maintenance service contracts to hospitals and clinics. This increased competition for medical devices and maintenance and service contracts could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time.

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA in the United States. Moreover, regulatory approval to market a product, if granted, may include limitations on the indicated uses for which it may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, ‘‘Information on the Company—Government Regulation.’’

It is also possible that additional statutes or regulations that affect our business will be adopted and could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

The success of our products depends on whether procedures performed by those products are eligible for reimbursement which depends on the decisions of national health authorities and third-party payers.

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers in the United States and elsewhere for procedures performed with our products. In the United States, we are dependent upon favorable decisions by the Centers for Medicare & Medicaid Services (‘‘CMS’’), formerly the Health Care Financing Administration (‘‘HCFA’’), for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, which could affect reimbursement for procedures performed using our devices. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no single procedure for obtaining reimbursement and, consequently, we must seek regulatory approval in each Member State. If we fail to establish reimbursement from healthcare payers or government and private healthcare payers’ policies change, it could have a material adverse effect on our business, financial condition and results of operations.

Lithotripsy procedures are reimbursed in the European Union, in Japan and in the United States. However, a decision to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. Procedures performed with our Ablatherm device are not reimbursed in the United States or in any of the European Union countries with the exception of Italy, Germany and the UK, where it is partially reimbursed. We cannot assure you that additional reimbursement approvals will be obtained. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Our manufacturing operations are highly regulated and failure to comply with those regulations would harm our business.

Our manufacturing operations must comply with regulations established by regulatory agencies in the United States, the European Union and other countries, and in particular with the good manufacturing practices (‘‘GMP’’) mandated by the FDA and European Union standards for quality assurance and manufacturing process control. Failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

We depend on a single site to manufacture our products, and any interruption of operations could have a material adverse effect on our business.

Most of our manufacturing currently takes place in a single facility located in Vaulx-en-Velin, on the outskirts of Lyon, France. A significant interruption in the operations of our sole facility for any reason, such as fire, flood or other natural disaster or a failure to obtain or maintain required regulatory approvals, could have a material adverse effect on our business, financial condition and results of operations.

For certain components or services we depend on single suppliers that for events beyond our control may fail to deliver sufficient supplies to us, which would interrupt our production processes.

We purchase the majority of the components used in our products from a number of suppliers, but rely on a single supplier for several components. In addition, we rely on single suppliers for certain services. If the supply of certain components or services were interrupted for any reason, our manufacturing, marketing and efforts with respect to the affected products would be delayed. These delays could be extensive, especially in situations where a component substitution would require regulatory approval. We expect to continue to depend upon our suppliers for the foreseeable future. Failure to obtain adequate supplies of components or services in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

Intellectual property rights are essential to protect our medical devices, and any dispute with respect to these rights could be costly and have an uncertain outcome.

Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Our products, including our HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by our technical and management personnel. An adverse determination in any such litigation or proceeding to which we become a party could: subject us to significant liability to third parties; require us to seek licenses from third parties and pay ongoing royalties; require us to redesign certain products; or subject us to injunctions preventing the manufacture, use or sale of these products. In addition to being costly, drawn out litigation to defend or prosecute intellectual property rights could cause our customers or potential customers to defer or limit their purchase or use of our products until the litigation is resolved. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division—UDS Division Patents and Intellectual Property.’’

We own patents covering several of our technologies and have additional patent applications pending in the United States, the European Union, Japan and elsewhere. The process of seeking patent protection can be long and expensive and there can be no assurance that our patent applications will result in patents being issued. We also cannot assure you that our current or future patents are or will be sufficient to provide meaningful protection or commercial advantage to us. Our patents or patent applications could be challenged, invalidated or circumvented in the future. The failure to maintain or obtain necessary patents, licenses or other intellectual property rights from third parties on acceptable terms or the invalidation or cancellation of material patents could have a material adverse effect on our business, financial condition or results of operations. Litigation may be necessary to enforce patents issued to us or to determine the enforceability, scope and validity of the proprietary rights of others. Our competitors, many of which have substantial resources and have made substantial investments in competing technologies, may apply for and obtain patents that will interfere with our ability to make, use or sell certain products either in the United States or in foreign markets, including our HIFU devices.

We also rely on trade secrets and proprietary know-how, which we seek to protect through non-disclosure agreements with employees, consultants and other parties. It is possible, however, that those non-disclosure agreements will be breached, that we will not have adequate remedies for any such breach, or that our trade secrets will become known to, or independently developed by, competitors. Litigation may be necessary to protect trade secrets or know-how owned by us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries.

The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and result of operations.

We face a significant risk of exposure to product liability claims in the event that the use of our products results in personal injury or death.

If the use of any of our products results in personal injury or death, we may fail significant product liability claims. To date, we are a party to two product liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure, for which we have retained liability following the sale of our Prostatron business in October 2000. See Item 5, ‘‘Operating and Financial Review and Prospects—Critical Accounting Policies—Litigation’’ and Item 8, ‘‘Financial Information—Legal Proceedings’’ for more information about these actions. These product liability claims, if successful, could have a material adverse effect on our business, financial condition and results of operations.

We maintain separate product liability insurance policies for the United States and the other markets in which we sell our products. Product liability insurance is expensive and there can be no assurance that it will continue to be available on commercially reasonable terms or at all. In addition, our insurance may not cover certain product liability claims or our liability for any claims may exceed our coverage limits. Also, if any of our products prove to be defective, we may be required to recall or redesign the product. A product liability claim or series of claims brought against us with respect to uninsured liabilities or in excess of our insurance coverage, or any claim or product recall that results in significant cost to or adverse publicity against us could have a material adverse effect on our business, financial condition and results of operations.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2005, approximately 76% of our selling and general and administrative expenses and approximately 93% of our research and development expenses were denominated in euro, while approximately 42% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2005, we had three options to hedge against Japanese yen for a total nominal amount of JPY45 million (i.e., €331 thousand), an amount of JPY15 million each, expiring on March, June and September 2006 respectively and two options to hedge against U.S. dollars for a total nominal amount of US$200 thousand (i.e., €160 thousand), an amount of US$100 thousand each, expiring on February and April 2006. As of March 31, 2006, we had three new foreign exchange sale contracts, one for the Japanese yen and two for U.S. dollars. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs.

Our results of operations have fluctuated significantly from quarter to quarter in the past and may continue to do so in the future.

Our results of operations have fluctuated in the past and are expected to continue to fluctuate significantly from quarter to quarter depending upon numerous factors, including, but not limited to, the timing and results of clinical trials, changes in healthcare reimbursement policies, cyclicality of demand for our products, changes in pricing policies by us or our competitors, new product announcements by us or our competitors, customer order deferrals in anticipation of new or enhanced products offered by us or our competitors, product quality problems and exchange rate fluctuations. Furthermore, because our main products have relatively high unit prices, the amount and timing of individual orders can have a substantial effect on our results of operations in any given quarter.

Item 4. Information on the Company

We develop and market Ablatherm®, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option. It is also used for patients who failed a radiotherapy treatment. In addition, we are developing this HIFU technology for the treatment of certain other types of tumors. We also produce and commercialize medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (“ESWL”).

History and Development of the Company

Founded in 1979, we originally specialized in the manufacturing and distribution of lithotripters (device which uses shockwaves to disintegrate urinary calculi) and produced the first piezo-electric lithotripter (using electric shocks produced by a piezo-component) in 1985. In 1994, we purchased most of the assets of Technomed International S.A. (‘‘Technomed’’) out of liquidation. Technomed was established in 1985 and launched an electrohydraulic lithotripter (using electric shocks produced by an electrode within a hydraulic system) in 1986 and the Prostatron, a medical device using TransUrethral Microwave Thermotherapy (TUMT) for the minimally invasive treatment of BPH in the European Union in 1990. The assets we acquired in Technomed’s liquidation included the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters (Sonolith Praktis and Sonolith Vision) and the Ablatherm HIFU device.

In October 2000, we sold our Prostatron business to Urologix Inc. for consideration consisting of approximately $12 million in common stock and warrants to purchase additional shares of common stock and $8 million in cash.

In July 2002, we reorganized our management structure and created two separate operating divisions, the HIFU division and the UDS division. The implementation of the new corporate structure consolidated our management structure from a two-tiered management system with a Supervisory Board and a Management Board into a single Board of Directors with the consolidated management responsibilities of the two-tiered system.

On February 25, 2004, we finalized a distribution agreement with HealthTronics based on the terms outlined in a letter of intent. On January 28, 2005, conforming the distribution agreement and as per the approval of the January 29, 2004 extraordinary shareholders’ meeting, 1,000,000 warrants were allocated to HealthTronics. These warrants can be exercised upon the completion of certain milestones linked to the grant of the Ablatherm PMA pre-market approval and certain minimum sales of lithotripters in the United States.

On December 29, 2005, we amended our distribution agreement with Healthtronics after it decided to focus all of its efforts on implementing Ablatherm clinical trials in the United States to gain FDA approval, and not to pursue distribution of our lithotripters in the United States. 200,000 warrants that had been issued to HealthTronics were then cancelled since their exercise was directly linked to future purchases of lithotriptors manufactured by us.

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a société anonyme organized under the laws of the Republic of France for 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. On July 1, 2004, we closed our U.S. offices, but retained EDAP Technomed Inc as a Delaware registered company. Mr. Lee Sanderson, CPA, 945 Concord Street, Framingham, MA01701, USA is our agent for service of process.

Business Overview & Strategy

Through our HIFU and UDS divisions we develop, produce and market minimally invasive medical devices, mainly for urological diseases. We believe that the creation of these two operating divisions has allowed us to expand our market share by optimizing worldwide distribution capabilities, all of which is coordinated through our subsidiaries. It also allows for cost synergies, mainly in manufacturing and administrative expenses.

EDAP TMS S.A. is a holding company and is responsible for providing common services to its subsidiaries, performing the consolidation of the financial statements, complying with the requirements of various regulatory agencies and maintaining the listing of its publicly held securities and, in conjunction with its Board of Directors, directing the overall strategy of our group.

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

High Intensity Focused Ultrasound (‘‘HIFU’’) Division

Our HIFU division consists of two wholly owned and fully consolidated subsidiaries: EDAP S.A. (‘‘EDAP’’), a French corporation, and EDAP Technomed Srl, an Italian Corporation. The HIFU division also has branch offices in Germany and Russia. The HIFU division is engaged in the development and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. The HIFU division had total revenues of €7.9 million during the fiscal year ended December 31, 2005

HIFU Division Business Overview

The HIFU division currently develops and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, Canada, South Korea and Russia, and clinical trials in the United States have started, with the assistance of our U.S. partner, HealthTronics. The HIFU division had a fixed installed base of 49 Ablatherm machines worldwide and 106 clinical sites were using this technology as of March 31, 2006.

In addition to developing and marketing HIFU devices, the HIFU division also generates revenues from the leasing equipment, as well as from the sale of disposables, spare parts and maintenance services. We are developing a HIFU mobile treatment option which provides access to the HIFU devices without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these devices and remunerate us on a revenue-per-procedure (‘‘RPP’’) basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the device in some of the larger locations.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Treat Prostate Cancer using HIFU. Building upon our established position in the ESWL market of the UDS division, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division intends to achieve this through a direct sales network in key European countries and through selected distributors in other European countries, through the distribution platform of the UDS division in Asia, and in partnership with HealthTronics in the United States. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of indications beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ The HIFU division increased spending on research and development (‘‘R&D’’) projects in 2005 to develop HIFU applications beyond prostate cancer. The division is considering increasing R&D spending in 2006 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the only commercial product produced by the HIFU division utilizing HIFU technology is the Ablatherm, an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, New Zealand and Russia. Clinical trials are underway in the United States, in partnership with HealthTronics. The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire volume has been treated, while controlling and imaging the treatment in real time thanks to its integrated imaging system. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is generally performed under spinal anesthesia.

HIFU Division Patents and Intellectual Property

As of March 31, 2006, the HIFU division’s patent portfolio contained 56 patents (consisting of 26 in the United States, 23 in the European Union and Japan and 7 in Israel) covering key technologies relating to HIFU systems and associated software.

During 2005, one patent covering obsolete technology has been abandoned in the United States. Two new patents, one covering the HIFU dedicated coupling liquid and the other one covering a new probe design for extracorporeal use, have been obtained in Europe. An additional patent covering transducer design has been granted in Israel. Finally, a new patent covering the combination of thermal and cavitation effect for tissue necrosis has been granted in Japan.

Additional patents covering certain other aspects of our HIFU technology in the European Union, the United States and Japan are still in the examination process. Some of these pending applications are dedicated to the development of small transducers for High Intensity Contact Ultrasound (HICU).

Although we believe that our HIFU patents are valid and should be enforceable against third parties and that our patent applications should, if successfully pursued, result in the issuance of additional enforceable patents, there can be no assurance that any or all of these patents or patent applications will provide effective protection for the HIFU division’s proprietary rights in such technology. The HIFU division’s HIFU devices, as they are currently or may in the future be designed, may also be subject to claims of infringement of patents owned by third parties, which could result in an adverse effect on the HIFU division’s ability to market HIFU systems.

As part of our reorganization into two separate operating units, we transferred the assets and related intellectual property of the HIFU research program to the HIFU division.

In August 2004, we licensed our HIFU technology for the specific treatment of the ‘‘cervicofacial’’ lesions, including the thyroid, to Theraclion, a French company created by our former R&D Director. This license agreement allows for the payment of certain royalties calculated on the basis of Theraclion’s future sales of devices. We determined that we could not invest in these specific applications for the time being, and this license agreement therefore allows Theraclion to pursue the development of HIFU for this application. We own no interest in Theraclion.

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

Based on these results, we obtained in May 1999 a CE Marking that allows us to market the Ablatherm in the European Union.

In June 2000, the HIFU division applied for an approval by the Japanese Ministry of Health for the Ablatherm to be marketed in Japan. We retrieved the application in 2005 to update it and review the process. The process of requesting approval to market the Ablatherm in Japan might be long and may never result in the approval to market the Ablatherm in Japan. See Item 3, ‘‘Key Information—Risk Factors—Dependence on HIFU Technology.’’

In 2001, the French Urology Association (‘‘AFU’’) conducted an independent clinical trial to confirm the efficacy and safety results observed in the European Multicentric Study, and to evaluate the therapy-related costs. Patient recruitment was successfully performed at eight investigational sites. Patient enrollment was completed in an 11-month period with 117 patients included. Patient follow-up is ongoing, with intermediate assessment at one year. The two-year follow-up results were presented at the AFU congress in November 2004. Follow-up with these patients will continue for the next two years to evaluate the long-term efficacy of the treatment.

In March 2004, French authorities approved a new treatment protocol concerning the treatment of patients who failed radiotherapy. We obtained CE Marking, which currently allows us to market this new Ablatherm treatment option.

In February 2004, we entered into a distribution agreement with a subsidiary of HealthTronics Surgical Services, Inc. (‘‘HealthTronics’’). The terms of the distribution agreement grant HealthTronics the right to pursue market approval from the FDA for the Ablatherm. When and if HealthTronics receives market approval from the FDA, HealthTronics will be granted exclusive distribution rights for the Ablatherm in the United States. We continue to work with HealthTronics in pursuit of clinical trials for the Ablatherm device. HealthTronics has obtained FDA approval for starting a clinical trial of Ablatherm versus cryotherapy. The clinical trial will enroll 402 localized prostate cancer patients in 13 centers. The first patient was enrolled on May 4, 2006.

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

The Ablatherm is available for commercial distribution in Canada, the European Union, South Korea, Russia, Australia and New Zealand.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates that approximately 232,090 new cases of prostate cancer were diagnosed in 2005 and that there will be approximately 234,460 new cases of prostate cancer diagnosed in 2006, out of which an estimated 70% are diagnosed with localized prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

If the efficacy of HIFU therapy is established, the HIFU division believes that its application could be expanded to other indications, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. However, the expansion of HIFU to other indications will require a significant investment in research and development, an investment which we will be undertaking gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.

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

Our HIFU division’s devices compete with all current treatments for localized tumors, which include surgery, brachytherapy, radiotherapy, cryotherapy and hormonotherapy. We believe that HIFU competes against those treatments on the basis of efficacy, limited side effects and cost-effectiveness.

Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli Company held mainly by General Electric and Elbit Medical Imaging, have developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical has developed a device using HIFU to treat atrial fibrillation; Haifu, a Chinese company developing HIFU products addressing various cancers recently signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. Finally, Chinamed, a Chinese company is also developing HIFU products for various types of cancer tumors, but the company is only marketing its HIFU products in China. Certain existing and potential competitors of our HIFU division may have substantially greater financial, research and development, sales and marketing and personnel resources than us and may have more experience in developing, manufacturing, marketing and supporting new products. We believe that an important factor in the potential future market for HIFU treatments will be the ability to make the substantial investments in research and development in advancing the technology beyond the treatment of prostate cancer. This future investment is wholly dependent on the successful acceptance of the device for the treatment of prostate cancer.

HIFU Division Sales and Distribution of Products

The HIFU division markets and sells its products through its own direct marketing and sales organization as well as through third-party distributors and agents. The HIFU division has direct marketing and sales forces in France, Germany, Russia and Italy, which currently represent EDAP’s largest markets. We have also opened a direct representative office in Moscow to increase our penetration of this large, key market. Additionally, the HIFU division markets and sells its products through our UDS division’s distribution platform in South Korea and South East Asia and further markets its products through selected agents and third-party distributors in several countries. We finalized our partnership in the United States with HealthTronics in February 2004. HealthTronics is now responsible for U.S. clinical trials, and it has exclusive distribution rights in the United States for the Ablatherm, if and when it receives FDA approval.

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

The HIFU division’s marketing efforts include the organization of training programs for urologists worldwide and a comprehensive media and web program to educate patients on the availability of HIFU technology to treat localized prostate cancer.

Urology Devices and Services (‘‘UDS’’) Division

Our division consists of four wholly owned and fully consolidated subsidiaries: TechnomedMedical Systems S.A. (‘‘TMS’’), a French corporation, EDAP Technomed Co. Ltd, a Japanese corporation, EDAP Technomed Sdn Bhd, a Malaysian corporation and EDAP Technomed Inc., a U.S. corporation. The UDS division also includes a South Korean branch office, Technomed Korea. The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological and other clinical indications. The UDS division had total revenues of €16.2 million during the fiscal year ended December 31, 2005.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anaesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith Praktis, which is available for commercial distribution in the European Union, Japan, Canada and the United States; and the Sonolith Vision, which is available for commercial distribution in the European Union, Japan and Canada only. The UDS division had an installed base of 424 ESWL lithotripters worldwide as of March 31, 2006.

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

Under the Supply Agreement entered into with Urologix in connection with the sale of our Prostatron business in October 2000, the UDS division previously manufactured certain components of the Prostatron. Although the Supply Agreement expired in October 2003, the UDS division continued to manufacture machines on behalf of Urologix in 2004 to produce the machines that had been ordered before the expiration of the Agreement. In 2005, no more machines were manufactured and the UDS division does not expect to generate any additional revenues from the supply of machines to Urologix. The UDS division expects to derive only a small amount of revenues related to the sales of Prostatron parts.

UDS Division Business Strategy

The UDS division’s business strategy is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. To achieve this strategic goal, the UDS division intends to capitalize and expand on its expertise as the manufacturer of minimally invasive devices such as its ESWL lithotripters and HIFU devices. The UDS division manufactures the Ablatherm and the disposable Ablapack on behalf of the HIFU division. All the costs related to the manufacturing of these machines are supported by the UDS division, which invoices the HIFU division at cost plus a margin and records the sales of the devices as revenues. The key elements of the UDS division’s strategy are:

•
Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that a combination of continued investment in lowering end-user costs and offering units that are easily adaptable to various treatment environments, and a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘—UDS Division Products.’’

•
Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. We believe that we can achieve additional long-term growth by offering our established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. The UDS division’s distribution platform in urology consists of a series of well-established subsidiaries in Europe and Asia as well as a network of third-party distributors worldwide.

•
Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that its FDA-inspected and ISO 9001 (V:2000) and ISO 13485 (V:2003) certified facilities allow it to offer manufacturing services to a wide range of potential medical equipment developers.

UDS Division Products

The UDS division offers the Sonolith Praktis to small and mid-size hospitals, while the Sonolith Vision is offered to large hospitals that can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezo-electric elements of the LT02 (although the manufacturing of new machines was discontinued in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every year and approximately every ten treatments, respectively. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

Product	Procedure	Development Stage	Clinical and Regulatory Status
Sonolith	Electroconductive	Commercial	Approved for distribution:
Praktis	treatment of	Production	European Union
compact lithotripter	urinary stones		Japan
United States
Canada
Russia
South Korea
Australia
New Zealand

Sonolith Vision	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		Japan
Canada
South Korea
Australia
New Zealand

The Sonolith Praktis and the Sonolith Vision rely on an electroconductive technology for shockwave generation. The electroconductive technology, which is derived from the electrohydraulic technology on which the first ESWL lithotripters were based, permits improved focusing of the shockwave, reduces the variability in the shockwave pressure and allows a better transfer of energy to the calculus. These features result in faster, more effective treatment as compared to electrohydraulic lithotripters.

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

Additional patents covering certain other aspects of our ESWL electroconductive and piezoelectric technologies in the European Union, the United States and Japan are still in the examination process.

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

UDS Division Regulatory Status

The Sonolith Praktis is available for commercial distribution in the United States, Canada, the European Union, South Korea, Australia, New Zealand and Japan. The Sonolith Vision is available for commercial distribution in the European Union, Canada, South Korea, Australia, New Zealand and Japan. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines, even though we discontinued the manufacture of these machines.

UDS Division Market Potential

We estimate that roughly 2% to 3% of the world population suffers from kidney or urethral stones during their lifetime. Urinary calculi are responsible for 10% of urological hospital admissions worldwide. Although urinary calculi may be eliminated naturally by the body, natural elimination is frequently accompanied by considerable pain and very often by serious complications, such as obstruction and infection of the urinary tract.

Since its introduction in clinical practice nearly 20 years ago, ESWL has become the standard treatment for urinary calculi. ESWL consists of fragmenting calculi within the body using extracorporeal shockwaves without any surgery. We believe that the market for lithotripters includes both buyers looking for a sophisticated, higher-priced machine (generally hospitals and larger urology clinics) and buyers looking for simpler and less expensive machines (typically smaller clinics). We also believe that after a period of fast growth in the mid-1980s and early 1990s, the market for lithotripters is now mature and has become primarily a replacement and service and maintenance market.

We believe that companies with a large installed base of ESWL lithotripters will be most successful in the replacement market. Consequently, we intend to capitalize on our share of the installed base of ESWL lithotripters to gain a significant position in the replacement market for those machines. We expect the ESWL business to continue to contribute, at historically consistent levels, to the UDS division’s financial results despite the mature nature of the market, due to revenues from maintenance contracts and demand for replacement machines. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

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

UDS Division Sales and Distribution of Products

The UDS division markets, sells and services its products through its own direct sales and service organization as well as through third-party distributors and agents. The UDS division has an established direct sales and service platform in France, Italy, Japan, South Korea and Malaysia and markets its products through agents and third-party distributors in several other countries. In December 2002, the UDS division closed its direct sales and service office in the United States. As of February 2004, HealthTronics has been appointed distributor in the United States for our Sonolith Praktis lithotripters. As part of our agreement with HealthTronics related to their responsibility in obtaining the FDA approval for the Ablatherm device, HealthTronics had been entitled to exercise part of the warrants granted to them if they purchased a certain number of lithotripters per year. On December 29, 2005, HealthTronics decided to focus all its efforts on implementing Ablatherm clinical trials in the United States to gain FDA approval, and not to pursue distribution of our lithotripters in the United States. The 200,000 warrants that had been issued to HealthTronics were then cancelled, as their exercise was directly linked to future purchases of lithotripters manufactured by us.

The UDS division’s customers are located worldwide and have historically been mainly public and private hospitals and urology clinics. We believe that the division’s customer base provides it with excellent access to the urological community and enables it to monitor the urological market, introduce new products and conduct trials under satisfactory conditions. No single customer of the UDS division represents a significant portion of the division’s installed base. The UDS division’s marketing efforts include the organization of training programs for urologists worldwide.

UDS Division Manufacturing Services and Distribution

The UDS division manufactures the Ablatherm on behalf of the HIFU division and Prostatron spare parts for Urologix. We believe that it can extend its outsourced services to provide device and disposable development and manufacturing services to a wide range of medical equipment development companies. The UDS division’s current operations consist of custom design, development and manufacture of medical products in its manufacturing facility that is FDA-approved and certified under international standards ISO 9001 and ISO 13485.

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. Currently, the UDS division distributes products on behalf of Urologix in Italy and Japan, on behalf of Andromeda in Japan, and on behalf of the HIFU division in Malaysia and South Korea. We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets, covering most of the world.

UDS Division Manufacturing

The UDS division’s policy is to manufacture the critical components for its devices and accessories (unless a subcontractor can manufacture the component more cost-effectively), perform final assembly and quality control processes and maintain its own set of production standards. The UDS division purchases the majority of the raw materials used in its products from a number of suppliers, but for several components of its products, relies on a single source. The UDS division’s policy is to conduct regular quality audits of suppliers’ manufacturing facilities. The UDS division’s principal suppliers are located in France, Germany, Denmark, Korea and the United States. Management believes that the relationships between the UDS division and its suppliers are good.

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

Property and Equipment

We have one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 3,740 square meters and are rented under a renewable nine-year commercial lease agreement. We believe the terms of the lease reflect commercial practice and market rates. The manufacturing facility, and principal offices, which we utilize to manufacture and/or assemble all of our products, has ISO 9001 and ISO 13485 certifications. We are not aware of any environmental issues that could affect utilization of the facility.

In addition, we rent office and/or warehouse facilities in Kuala Lumpur (Malaysia), Rome (Italy), Flensburg (Germany), Moscow (Russia), Seoul (South Korea), Fukuoka, Osaka, Saporo and Tokyo (Japan).

Government Regulation

Government regulation in our major markets, in particular the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. We are principally subject to regulation of medical devices and of the healthcare system.

Healthcare Regulation in the United States

The Company and its products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as labeling, pre-market notification (known as ‘‘510(k)’’) and adherence to FDA-mandated GMP. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of ‘‘special controls,’’ such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are those that must receive pre-market approval (‘‘PMA’’) by the FDA to ensure their safety and effectiveness. Except for the lithotripsy range of products, which has been recently reclassified by the FDA as a Class II device, all of our products are classified as Class III products. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an IDE from the FDA before commencing human clinical trials in the United States in support of the PMA.

Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors in the past few years.

Healthcare Regulation in the European Union

In the European Union, we have received the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications, showing that we comply with standards for quality assurance and manufacturing and design process control. In the European Union, our products are also subject to legislation implementing the European Union Council Directive concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the ‘‘CE Marking.’’ Except in limited circumstances, Member States may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of our products bear the CE Marking.

Pursuant to the Medical Device Directive, medical devices are classified into four classes, Class I, Class IIa, Class IIb and Class III, on the basis of their invasiveness and the duration of their use. The classification serves as a basis for determining the conformity assessment procedures that apply to medical devices to be eligible to receive a CE Marking. The conformity assessment procedures for Class I devices can be carried out, as a general rule, under the sole responsibility of the manufacturer, while for devices of other classes, the involvement of an authorized supervisory body is required. The extent of the involvement of such body in the development and manufacturing of a device varies according to the class under which it falls, with Class III devices being subject to the greatest degree of supervision. All of the devices currently marketed by us are Class IIb devices.

Healthcare Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Ministry of Health, Labour and Welfare (‘‘the MHLW’’) under the license "Marketing Authorization" for the importer. Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and, until a new device is included in this list, its costs are not covered by the programs. The LT02, the SONOLITH Praktis, the SONOLITH Vision and the Prostatron are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2005, 2004 and 2003 is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere in this annual report. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

The following discussion contains certain forward-looking statements that involve risks and uncertainties. See ‘‘Forward-Looking Information’’ elsewhere in this Annual Report.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, bad debts, inventories, warranty obligations, litigation and deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe our more significant judgments and estimates used in the preparation of its Consolidated Financial Statements are made in connection with the following critical accounting policies.

Revenue Recognition

We recognize revenues from the sale of equipment at the point where no significant vendor obligation, payment contingent upon customer financing or acceptance criteria that can be subjectively interpreted or tied to the use of the equipment exist, and when title to the machine passes (depending on the terms of the contract, either upon shipment or delivery) to the customer who has the intent and ability to pay in accordance within the fixed and determinable contract terms. For sales that do not immediately meet all of the criteria for recognition at the time of shipment or delivery (as the contract terms dictate) revenue is recognized when the contingency is resolved.

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

Warrants

In accordance with EITF 96-18, we account for the warrants issued to HealthTronics under the distribution agreement based on their fair value measured at the date of milestone achievement. The related amount, which is a non-cash charge, is then recorded either as an operating expense (specifically, a clinical trial expense) for warrants that vest when HealthTronics achieves a milestone in the FDA approval process for the Ablatherm, or as a reduction of revenue if the warrants vest as a result of HealthTronics purchase of a specified number of lithotripters or Ablatherm.

We use the Black-Scholes options pricing model to determine the fair value of the warrants that vest pursuant to the distribution agreement. The model was developed to estimate the fair value of traded options that have no vesting restrictions and are fully transferable. The application of the model to the warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate. A change in one or more of these assumptions could result in a material change to the estimated fair value of the vested warrants.

Warranty

We provide for the estimated cost of equipment warranties, which are generally for a period of one year, in full at the time revenue from the equipment sale is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the provision for estimated warranty liability would be required.

Accounts Receivable

We generate a majority of our revenues and corresponding accounts receivable from sales of medical equipment, spare parts, maintenance and service to public and private hospitals and physicians worldwide. We perform initial credit evaluations of our customers and adjust credit terms based upon customers’ creditworthiness as determined by such things as their payment history, credit ratings and our historical experiences.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on the individual circumstances of each customer on a quarterly basis. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial downgrading of credit scores), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believes we will collect. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could be reduced by a material amount.

Inventories

On an annual basis, we analyze our inventories for obsolescence and, upon identification of obsolete stock, we record a full valuation reserve. Inventories are stated at the lower of costs, determined by the first-in, first-out (‘‘FIFO’’), or market. Our inventory valuation policy is based on a review of forecasted demand compared with existing inventory levels. At December 31, 2003, we determined certain inventories were not appropriately valued and therefore reserved €0.6 million against these inventories. At December 31, 2004, we determined that certain inventories were not appropriately valued and therefore reserved €0.3 million against these inventories. At December 31, 2005, we determined that certain inventories were not appropriately valued and therefore reserved €0.4 million against these inventories.

Litigation

We are currently a defendant in two legal proceedings, both of which are associated with product liability matters. During 2004, we settled a claim alleging a patient was injured during a Prostatron treatment procedure. The cost for settling this claim, $0.5 million, was covered by our product liability insurance. Additionally, in 2003, we settled one claim (at a cost that was not material) and were found ‘‘not guilty’’ on another claim alleging fraud related to the sale of medical equipment brought, separately, against two of our subsidiaries. We believe that the patients’ claims in the product liability matters currently pending against us are without merit. In addition, if the claims against us are successful, we believe any potential damages assessed against us would be covered by insurance and/or by a contribution obligation of the physicians and/or the organization which provided services with the product. However, these product liability claims could have a material adverse impact on the Company. It is possible, moreover, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings. It is our policy in the case of product liability litigation to recognize the full amount of the self-insurance portion of our product liability insurance, unless a separate indemnification is being sought.

Deferred Tax

As of December 31, 2005, we had approximately €7 thousand deferred tax liabilities principally related to the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws.

We also have a history of operating loss carryforwards with various future expirations. However, it is our policy to recognize a full valuation reserve against these deferred tax assets because we cannot be assured of future operating profits sufficient to utilize these assets before their expiration.

Operating Results

Overview

Total revenues include sales of our medical devices and sales of disposables, spare parts, supplies and services, both net of commissions, as well as other revenues.

Net sales of medical devices have historically been comprised of net sales of Prostatrons, ESWL lithotripters and Ablatherms. With respect to lithotripter revenues, we booked in 2004 and 2005 a non-cash charge as a reduction of revenue as the warrants we granted to HealthTronics under the distribution agreement vested as a result of the purchase by Healthtronics of a certain number of lithotripters. On December 29, 2005, HealthTronics decided not to pursue the distribution of our lithotripters in the U.S. Therefore, net sales of lithotripters will not be impacted anymore in the future by the vesting of warrants to HealthTronics upon the purchase of a specified number of lithotripters. With respect to Ablatherm revenues from sales of Ablatherm devices in 2005, we incurred a non-cash charge as a reduction of revenue as a specific category of warrants we granted to HealthTronics under the distribution agreement vested as a result of the purchase by Healthtronics of an Ablatherm device in 2005. No more warrants are directly linked to the purchase of additional Ablatherm devices and future revenues from sales of Ablatherm will not be offset by charges for the vesting of warrants. Other warrants are linked to milestones reached in pursuing FDA approval and will be recorded as a non-cash charge in operating expenses directly related to FDA trials.

The sale price of our medical devices is subject to variation based on a number of factors, including market competitive environment, warranties and payment terms. Consequently, a particular sale of a medical device may, depending on its terms, result in significant fluctuations in the average unit sale price of the product for a given period, which may not be indicative of a market trend.

We are developing our HIFU mobile treatment activity by initially providing devices to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and pay us on a revenue-per-procedure (“RPP”) basis (i.e., on the basis of the number of individual treatments provided). Net sales from this RPP activity include only the revenues arising from the sale of Ablatherm treatment procedures. The treatment procedure is invoiced and paid only when it is performed. With this business model, the hospital or clinic makes no initial investment until the increase in patient demand justifies the purchase of an Ablatherm. As a consequence, we are able to make Ablatherm treatments available to a larger number of hospitals and clinics, which should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, but more predictable stream of revenue and, if successful, should lead to more purchases of Ablatherms in the long term.

Net sales of spare parts, supplies and services include revenues arising from maintenance services furnished by us for the installed base of Prostatrons, ESWL lithotripters and Ablatherms, and from sales of disposable parts for Prostatrons, ESWL lithotripters and Ablatherms, net of commissions, as well as from operating leases of our medical devices and RPP revenue related to the HIFU mobile treatment activity.

We derive a significant portion of both net sales of medical devices and net sales of spare parts, supplies and services from our operations in Asia, through our wholly owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 33% of our total revenue in 2005. Net sales of medical devices in Asia represented approximately 31% of such sales in 2005 and consisted primarily of sales of ESWL lithotripters. Net sales of spare parts, supplies and services in Asia represented approximately 34% of such sales in 2005 and related primarily to ESWL lithotripters, reflecting the fact that approximately 44% of the installed base of our ESWL lithotripters are located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2005, approximately 76% of our selling, marketing and general and administrative expenses and approximately 93% of our research and development expenses were denominated in euro, while approximately 42% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we use certain financial instruments for hedging purposes.

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

In December 2003, we decided to restructure our organization and implemented a headcount reduction in 2004 in our two French operational divisions. This reorganization mainly entailed a reduction of operating expenses in research and development, marketing and manufacturing during these two years.

Consolidated research and development expenses include all costs related to the development of new technologies and products and the enhancement of existing products, including the costs of organizing clinical trials and of obtaining patents and regulatory approvals. We do not capitalize any of our research and development expenses, except for the expenses relating to the production of machines to be used in clinical trials and that have alternative future uses as equipment or components for future research projects.

Consolidated research and development expenses, as described above, amounted to €1.8 million, €1.5 million and €3.1 million in 2005, 2004 and 2003, respectively, representing approximately 9%, 7% and 17% of total revenues in 2005, 2004 and 2003, respectively. The increase in research and development in 2005 compared to 2004 was primarily due to an increase in HIFU and ESWL development activities and the launch of new clinical studies to maintain our leadership in HIFU for prostate cancer. Beginning 2006, management expects the budget for research and development expenses to increase to approximately 10% of total revenues, in line with our strategy to launch new clinical studies (thus strengthening our clinical credibility) to focus our efforts on getting regulatory approvals and reimbursement in key countries and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer. Because we are likely to book a non-cash charge as an operating expense (specifically, a clinical trial expense) for warrants that would vest when HealthTronics achieves a milestone in the FDA approval process for the Ablatherm, R&D expenses could be affected in the future by the vesting of the HealthTronics warrants.

Selling and marketing expenses amounted to €3.8 million in 2005, €3.4 million in 2004 and €4.2 million in 2003. The increase of 10% from 2004 to 2005 was primarily due to our focus on Ablatherm-HIFU marketing. Management expects marketing expenses to grow in line with efforts to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer.

In 2005, we did not record any non-recurring operating expense. In 2004, we recorded a non-recurring operating expense of €0.3 million reflecting mainly the costs associated with the reduction of headcount initiated in 2003. In 2003, we recorded a non-recurring operating expense of €2.1 million reflecting mainly the costs associated with the reduction of headcount at our two French operating divisions. See Note 18 of the Notes to the Consolidated Financial Statements.

In accordance with Statement of Financial Accounting Standards No. 142 (SFAS No. 142), ‘‘Goodwill and Other Intangible Assets’’, we no longer amortize our goodwill on a straight-line basis over its estimated useful life but, instead, tests it for impairment on an annual basis and/or whenever indicators of impairment arise. We did not record any charge in 2005, 2004 or 2003 for the impairment of goodwill. See Note 7 of the Notes to the Consolidated Financial Statements.

On February 25, 2004, we entered into a distribution agreement with HealthTronics granting it, among other things, (i) the right to begin clinical trials in the U.S. with the Ablatherm, (ii) the right to seek PMA for the Ablatherm from the FDA and (iii) exclusive Ablatherm distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, we also granted HealthTronics 1 million warrants on January 28, 2005, each entitling HealthTronics to purchase a share of our Company at a price of U.S.$1.50 upon their vesting. The distribution agreement allows HealthTronics to exercise specified numbers of warrants as it meets various specified milestones set out in the distribution agreement, some of which relate to HealthTronics’s commitment to purchase a specified number of lithotripter units and others which relate to the completion of various stages of the clinical trials and the regulatory process leading to the PMA for the Ablatherm. On December 29, 2005, the Parties agreed to amend the distribution agreement. HealthTronics wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of our lithotripters in the US. Therefore, the Parties decided to amend the terms and conditions of some warrants and 200,000 warrants directly linked to the purchase of lithotripters for the years to come were then cancelled. In accordance with EITF 96-18, we account for the warrants issued to HealthTronics under the distribution agreement based on their fair value, measured at the date that the warrants vest (which corresponds to the date that a milestone in the distribution agreement is achieved). The related amount, which is a non-cash charge, is then recorded either as an operating expense for warrants that vest when HealthTronics achieves a milestone in the FDA approval process for the Ablatherm, or as a reduction of revenue if the warrants vest as a result of HealthTronics’s purchase of a specified number of devices. The non-cash charge recorded for 2004 as a reduction of revenue related to a series of warrants linked to HealthTronics's purchase of four lithotripters in 2004, in accordance with the terms of the agreement. The non-cash charge recorded for 2005 as a reduction of revenue related to the vesting of a series of warrants linked to HealthTronics's purchase of two lithotripters and one Ablatherm in 2005, in accordance with the terms of the Amendment to the distribution agreement dated December 29, 2005.

We have no control over the pace at which HealthTronics may achieve the milestones set forth in the distribution agreement and, consequently, the dates on which the warrants may vest. Because the fair valuation of the warrants is based in part on the price of our Shares on a given vesting date, and further because the number of warrants issued to HealthTronics represents a significant portion of our share capital, the amount of the non-cash charges that may be recorded when series of warrants vest could be large and subject to significant variation from period to period. Accounting for the cost of vested warrants may therefore significantly affect our reported income statements.

For the last several years, we experienced declining sale prices in the market for ESWL lithotripters. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with high equipment penetration rates driving down demand and increasing price competition. In addition, the trend toward more compact devices with lower unit sale prices is driving down unit sale prices worldwide. As a result of these factors, we expect unit sale prices for ESWL lithotripters worldwide to continue to decline and total market volumes to remain stable at current levels in the foreseeable future.

We believe that our results of operations in the near future will be affected by our ability to control expenses in connection with the development, marketing and commercial launch of HIFU applications, including the Ablatherm. See ‘‘—Liquidity and Capital Resources.’’ Increases, if any, in expenses may only be offset partially in the near future by revenues arising from sale of HIFU devices.

We believe that our partnership with HealthTronics will help in further expanding our market share in placing Ablatherm devices in the U.S., when and if the PMA is granted.

See Item 3, ‘‘Key Information—Risk Factors—Risk of Exchange Rate Fluctuations’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on the Company.

In October 2000, we sold our Prostatron business to Urologix. See Item 4, ‘‘Information on the Company.’’ Historically we derived a significant proportion of net sales of medical devices and net sales of spare parts, supplies and services from our Prostatron business. Following the sale of the Prostatron business, we continued to generate revenues from the manufacturing and distribution of Prostatron units and disposable parts on behalf of Urologix under the Supply Agreement and the Distribution Agreement, although significantly less than before the sale. Revenues from sales under the Supply Agreement and the Distribution Agreement represented €0.4 million or approximately 2% of total revenues in 2003, €0.2 million or approximately 1% of total revenues in 2004, and €46 thousand in 2005. The Supply Agreement terminated in 2003 and subsequent revenue was derived from outstanding deliverables under the agreement.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Total revenues. Our total revenues decreased 6% from €22.2 million in 2004 to €20.8 million in 2005, principally due to a decline in ESWL unit sales, particularly in Japan.

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

Net sales of RPPs directly related to our HIFU mobile activity increased 23%, from €1.4 million in 2004 to €1.7 million in 2005. This is primarily due to an increase in demand as a result of our efforts to increase patient and physician awareness about the availability of Ablatherm-HIFU treatment for localized prostate cancer, which has increased demand from hospitals and clinics, as well as from patients, for this HIFU treatment. As a result of the increase in activity, net sales of HIFU-related spare parts, supplies, leasing and services increased 28% from €1.5 million in 2004 to €1.9 million in 2005.

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

Operating expenses. Operating expenses increased 5% from €9.3 million in 2004 to €9.8 million in 2005. This increase in operating expenses was mainly due to the strengthening of our strategy to focus on market education on HIFU and to enhance our Ablatherm-HIFU global leadership position. See Note 18 of the Notes to the Consolidated Financial Statements.

HIFU division R&D expenses increased 28% from €0.8 million in 2004 to €1.0 million in 2005. HIFU division R&D expenses specifically related to the development of new technologies and products and enhancement of existing products, increased 30% from €0.5 million in 2004 to €0.6 million in 2005 as a result of our focus on strengthening our leadership on HIFU technology by developing our HIFU patent portofolio and developing HIFU for indications beyond prostate cancer. In addition, clinical trial expenses increased 24% from €0.3 million in 2004 to €0.4 million in 2005, as a result of launch of HIFU clinical studies to strengthen our HIFU clinical leadership. We anticipate these expenses will increase in the future, in line with our strategy to launch new clinical studies, thus enhancing our clinical credibility and focusing our efforts on getting regulatory approvals and reimbursement in key countries. See ‘‘—Operating Results—Overview.’’

UDS division R&D expenses remained stable at €0.7 million in 2005 and 2004. UDS division R&D expenses specifically related to the development of new technologies and products and enhancement of existing products, increased 14% from €0.3 million in 2004 to €0.4 million in 2005. We anticipate increasing these R&D expenses in the near future. See ‘‘— Operating Results—Overview.’’

HIFU division marketing expenses increased 110% from €0.3 million in 2004 to €0.6 million in 2005, as a result of our continuing efforts to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer. We anticipate these expenses will increase in the future. See ‘‘—Operating Results—Overview.’’

HIFU division selling expenses increased 39% from €1.0 million in 2004 to €1.4 million in 2005, as a result of the Company's strengthening of its Sales force to develop market shares. As a percentage of net sales, HIFU division related selling expenses increased from 14% in 2004 to 18% in 2005.

UDS division selling expenses decreased 14% from €1.7 million in 2004 to €1.4 million in 2005, primarily due to continued control of expenses. We anticipate that these expenses will remain stable in the future. As a percentage of net sales, selling expenses decreased from 10% in 2004 to 9% in 2005.

General and administrative expenses, at the consolidated level, increased 4.5% from €4.1 million in 2004 to €4.3 million in 2005, primarily due to an increase of expenses related to the implementation of Sarbanes-Oxley Act, Section 404. As a percentage of net sales, general and administrative expenses increased from 18% in 2004 to 20% in 2005. Our holding company continues to manage these expenses so that the expenses at each of the divisions remain consistent with the business and revenue levels of each segment.

Operating loss. As a result of the factors discussed above, we recorded a consolidated operating loss of €1.3 million in 2005, including the holding company expenses, as compared to a consolidated operating loss of €0.8 million in 2004.

We realized an operating profit in its HIFU division of €0.1 million in 2005, compared to an operating profit of €0.4 million in 2004 and an operating profit in its UDS division of €0.2 million in 2005, as compared to operating profit of €0.2 million in 2004.

Interest income, net. Interest income, net remained stable at €0.1 million in 2004 and 2005.

Foreign currency exchange gains (loss), net. In 2004, we recorded a net foreign currency exchange loss of €38,000 compared to a gain of €0.2 million in 2005 due to a strengthening of the US dollar against the Euro.

Other income (expense), net. Other income (expense), net decreased from a loss of €0.1 million in 2004 to a gain of €9,000 in 2005.

Income taxes. We recorded a corporate income tax benefit of €0.1 million in 2005 compared to €0.3 million in 2004, principally reflecting current income tax. In 2004, this income tax also reflected an exceptional exit tax in France of 2.5% (which was enacted in compensation for the mandatory reclassification as equity of the capital gains tax on participation). Accordingly, in 2004, we had booked a deferred tax liability amounting to €161,000 related to this exit tax, which will be paid in two equal instalments in 2006 and 2007, pursuant to the Amended Finance Law of 2004, dated December 30, 2004.

Net loss. We realized a consolidated net loss of €1.2 million in 2004 compared with consolidated net loss of €1.1 million in 2005, as a result of the factors mentioned above.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Total revenues. Our total revenues increased 20.0% from €18.5 million in 2003 to €22.2 million in 2004, principally due to a 2.5 times revenue increase in the HIFU division, despite the strength of the euro during the year, which reduced the value of sales denominated in other currencies, mainly the Japanese yen and the U.S. dollar, once converted into euro.

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

Net sales of RPPs directly related to our HIFU mobile activity increased 153%, from €0.6 million in 2003 to €1.4 million in 2004. This is primarily due to our efforts to increase patient and physician awareness about the availability of Ablatherm-HIFU treatment for localized prostate cancer, which has increased demand from hospitals and clinics, as well as from patients, for this HIFU treatment. Net sales of HIFU-related spare parts, supplies, leasing and services increased 31% from €1.2 million in 2003 to €1.5 million in 2004.

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

The UDS division’s net sales of medical devices increased 8% from €7.4 million in 2003 to €8.0 million in 2004 (including a €174,000 reduction in revenue reflecting the impact of the warrants), primarily due to an increase in the number of units sold in 2004 compared to 2003. The increase in the number of units sold in 2004 resulted principally from our aggressive marketing strategy to take market share in Asia and Europe and our increased penetration of the U.S. market via our partner HealthTronics.

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

Cost of sales. Cost of sales, increased 4.4% from €13.1 million in 2003 to €13.7 million in 2004, but as a percentage of net sales decreased from 73% in 2003 to 62% in 2004, primarily due to the cost reduction program initiated in 2003 and the increase in net sales in 2004 compared with 2003.

Operating expenses. Operating expenses decreased 31% from €13.5 million in 2003 (including a €2.1 million one-time charge related to the restructuring) to €9.3 million in 2004. This decrease in operating expenses was mainly due to the restructuring of our two operating divisions initiated at the end of 2003. See Note 18 of the Notes to the Consolidated Financial Statements.

HIFU division R&D expenses decreased 65% from €2.3 million in 2003 to €0.8 million in 2004. HIFU division R&D expenses specifically related to the development of new technologies and products and enhancement of existing products decreased 68% from €1.5 million in 2003 to €0.5 million in 2004, as a result of the restructuring of the HIFU division initiated at the end of 2003. R&D spending is primarily related to ongoing research into HIFU technologies. We anticipate that these expenses will increase in the future to fund projects to expand the use of HIFU beyond the treatment of prostate cancer. HIFU division clinical trial expenses decreased 50% from €0.7 million in 2003 to €0.3 million in 2004, as a result of the restructuring of the HIFU division initiated at the end of 2003. We anticipate these expenses will increase in the future, in line with our strategy to launch new clinical studies, thus strengthening our clinical credibility and focusing our efforts on getting regulatory approvals and reimbursement in key countries. See ‘‘—Operating Results—Overview.’’

UDS division R&D expenses remained stable at €0.7 million in 2003 and 2004 See ‘‘— Operating Results—Overview.’’

HIFU division marketing expenses decreased 70% from €0.9 million in 2003 to €0.3 million in 2004, as a result of the restructuring of the HIFU division initiated at the end of 2003. We anticipate these expenses will increase in the future as part of our effort to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer. See ‘‘—Operating Results—Overview.’’

HIFU division selling expenses decreased 8% from €1.1 million in 2003 to €1.0 million in 2004, as a result of the restructuring of the HIFU division initiated at the end of 2003. As a percentage of net sales, HIFU division related selling expenses decreased from 38% in 2003 to 14% in 2004.

UDS division selling expenses decreased 11% from €1.9 million in 2003 to €1.7 million in 2004, primarily due to continued control of expenses. We anticipate that these expenses will remain stable in the future. As a percentage of net sales, selling expenses decreased from 12% in 2003 to 10% in 2004.

General and administrative expenses, at the consolidated level, decreased 4% from €4.1 million in 2003 to €4.0 million in 2004. As a percentage of net sales, general and administrative expenses decreased from 23% in 2003 to 18% in 2004. Our holding company continues to manage these expenses so that the expenses at each of the divisions remain consistent with the business and revenue levels of each segment.

Operating loss. As a result of the factors discussed above, we realized an operating loss of €0.8 million in 2004, as compared to an operating loss of €8.1 million in 2003.

We realized an operating profit in our HIFU division of €0.4 million in 2004, as compared to an operating loss of €5.8 million in 2003 and an operating profit in its UDS division of €0.2 million, as compared to operating loss of €0.7 million in 2003.

Interest income, net. Interest income, net decreased to income of €0.1 million in 2004 compared to an income of €0.2 million in 2003, reflecting lower interest income received on our short-term cash investment due to lower cash balances and lower interest rates during the year.

Foreign currency exchange losses, net. Net foreign currency exchange losses decreased from a loss of €0.9 million in 2003 to a loss of €38,000 in 2004.

Other income (expense), net. Other income (expense), net decreased to a loss of €0.1 million in 2004 compared to €0.2 million in 2003.

Income taxes. We recorded a corporate income tax benefit of €0.3 million in 2004, principally reflecting income tax with respect to the results of various subsidiaries and an exceptional exit tax in France of 2.5% (which was enacted in compensation for the mandatory reclassification as equity of the capital gains tax on participation). We booked a deferred tax liability amounting to €161,000 related to this exit tax, which will be paid in two equal instalments in 2006 and 2007, pursuant to the Amended Finance Law of 2004, dated December 30, 2004.

Net loss. We realized consolidated net loss of €1.2 million in 2004 compared with consolidated net loss of €9.0 million in 2003, as a result of the factors mentioned above.

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2005.

Liquidity and Capital Resources

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices. Cyclical demand has historically resulted in significant annual and quarterly fluctuations in trade and other receivables and inventories, and therefore led to significant variations in working capital requirements and operating cash flows that were not necessarily indicative of changes in our business. We believes our working capital is sufficient for our present working capital requirements although we have in the past experienced negative cash flows and associated risks to liquidity, and may in the future experience the same. Our negative cash flow situation, and management’s plans to address it, are described in more detail below.

We anticipate that cash flow in future periods will be mainly derived from ongoing operations and any capital raising the company undertakes. We do not have any commercial commitments nor do we employ any off-balance sheet financing. Because we anticipate relying principally on cash flow from operating activities and cash and cash flow equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us.

Our cash position as of December 31, 2005, 2004 and 2003, was €8.3 million, €9.4 million and €10.4 million, respectively. In 2005, 2004 and 2003, we experienced negative cash flows of €1.1 million, €1.0 million and €5.3 million, respectively. In 2005, our negative cash flow situation was primarily due to increased sales and marketing expenses for the promotion of the Ablatherm and the increased cash requirements associated with our strategy to develop RPP activity. We financed negative cash flows during the period using cash and cash equivalents on hand. To address our negative cash flow situation and finance increased sales and marketing and R&D expenses and the cash requirements arising from the transition to an RPP business model, we are contemplating seeking financing through a share capital increase.

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

-	an increase in trade accounts payable of €0.7 million, also primarily due to the increase in activity in the fourth quarter of 2005 and,

-	an increase in accrued expenses and other current liabilities of €0.4 million.

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

In 2005, net cash used in investing activities was €1.1 million compared with no net cash used in investing activities in 2004 and €0.5 million in 2003. In 2005, net cash used in investing activities reflected principally an increased investment of €1.0 million in capitalized assets produced by the company (specifically devices), an investment of €0.4 million in property and equipment, net proceeds from sales of lease-back assets of €0.2 million and net proceeds from sales of assets of €0.1 million. In 2004, net cash used in investing activities reflected principally an increased investment of €0.8 million in capitalized assets produced by the Company, net proceeds from sales of devices produced by the Company of €0.7 million, an investment of €0.2 million in property and equipment, net proceeds from sales of lease-back assets of €0.3 million and a decrease in deposits and guarantees of €0.1 million. In 2003, net cash used in investing activities reflected principally an increased investment of €0.8 million in capitalized assets produced by the Company (specifically devices), an investment of € 0.4 million in property and equipment, net proceeds from sales of lease-back assets of €0.3 million and a decrease in financial assets of €0.4 million.

In 2005, net cash provided by financing activities was €0.2 million compared with net cash used in financing activities of €0.1 million and €0.7 million in 2004 and 2003 respectively. In 2005 net cash provided by financing activities reflected principally a short-term debt increase of €0.4 million, an increase in long term borrowing for €0.3 million reimbursed of €0.1 million and repayment of capital lease obligations totalling €0.4 million. In 2004, net cash used in financing activities was €0.1 million, reflecting mainly the repayment of capital lease obligations totalling €0.3 million and long-term debt repayment of €0.1 million. In 2003, net cash used in financing activities was € 0.7 million, reflecting mainly scheduled long-term debt repayment totalling €0.4 million, a decrease in short-term borrowings of €0.2 million and repayments of obligations under a capital lease totalling €0.1 million.

We anticipate that cash flows from operations, together with our current cash balances, will provide us with sufficient resources to meet our expenditure requirements for approximately eighteen to twenty four months. As discussed above, we are contemplating raising additional equity capital to finance the growth of our HIFU business and our transition to an RPP business model. If we are unsuccessful in our plan to raise additional capital, we may have to sell non-strategic assets to obtain liquidity.

Our future cash flow may also be affected to the extent we decide to continue to expand the leasing of our products and to grow our mobile RPP business. In 1999, in an effort to increase the availability of our equipment, we implemented a new marketing strategy of leasing our medical devices on a monthly, quarterly or yearly basis, rather than selling them directly to end-users, and in 2002, we began to develop our mobile activity by making certain devices available to hospitals and clinics free of charge, charging instead on the basis of each procedure that was performed. Relative to the sale of devices, these business models initially generate smaller, but more predictable cash flows. We anticipate continuing to make these options available.

Our policy is that the treasury function should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury function currently adheres to this objective with the use of fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale-leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Eonia+0.5. We maintain bank accounts, at each of our subsidiaries, in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we use certain financial instruments for hedging purposes. As of March 31, 2006, we had six foreign exchange sale contracts, three for the Japanese yen and three for the U.S. dollar.

Contractual Obligations and Commercial Commitments (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	899	899	—	—	—
Long-Term Debt	202	147	55	—	—
Capital Lease Obligations	859	385	474	—	—
Operating Leases	481	428	53	—	—

New Accounting Pronouncements

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153, is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on our results of operations, cash flows or financial position.

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

Statement 123(R) must be adopted no later than the first fiscal year beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We will adopt Statement 123(R) as of January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1.
A “modified prospective” method, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees before the effective date of Statement 123(R) that remain unvested on the effective date.

2.
A “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt Statement 123 using the modified prospective method.

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of the adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of the application of the principles in Statement 123.

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

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers. Each of the persons listed below has entered into an employment contract with the Company or its subsidiaries (which permits the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totalling approximately € 0.4 million.

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

Hugues de Bantel
Hugues de Bantel joined the Company in 1996, and since then has served as Asia Pacific Area Manager and Manager of EDAP Technomed Malaysia from its founding in 1997 and, since April 2000, President of EDAP Technomed Japan. He was appointed President of TMS S.A. on November 6, 2002, and President of EDAP S.A. on November 13, 2003. Before joining EDAP Technomed, Mr. de Bantel was Sales Manager for Europe and Asia at AFE’s Lifts Division. He previously worked at Procter & Gamble as Area Sales Manager. Mr. de Bantel graduated from Ecole Superieure de Commerce, Rouen (France).

Thierry Turbant
Thierry Turbant was appointed Chief Financial Officer of the Company on July 1, 2004. He joined the Company in 1997, and since then has served as Group Financial Controller. Before joining the Company, Mr. Turbant was Accounting Manager and Controller at Gatefossé, specialized in Pharmaceutical and Cosmetic Products. He previously worked at EGL and at Clemessy (Civil Engineering) as a Controller. Mr. Turbant graduated from the Business and Management Institute (IAE) at Lyon University (France).

Board of Directors

The following table sets forth the names of the members of the Board of Directors and the background of the members of the Board of Directors who are individuals. The mandate for each member of the Board of Directors expires on the date of the assembly meeting of shareholders approving the financial results for fiscal year 2007.

Philippe Chauveau	See biography under “—Senior Executive Officers.”

Pierre Beysson Age: 64
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat on a number of boards of companies related to the Accor Group. He is now an M&A consultant. Before his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and holds an MBA from Harvard Business School.

Karim Fizazi Age: 40
Dr. Karim Fizazi was appointed as a member of the Company's Board of Directors in November 2002. He is currently Chairman of the Genito-Urinary Oncology group at Institut Gustave Roussy (“IGR”) in Villejuif, France, which is the biggest cancer center in Europe. He was appointed Head of Department of Medicine of Institut Gustave Roussy in 2005. He is also Assistant Professor in Medical Oncology at IGR. He was visiting Assistant Professor, Genitourinary Medical Oncology Department, MD Anderson Cancer Center in Houston, Texas, for 18 months. His residency included a position at the Institut Curie in Paris.

Olivier Missoffe Age: 49
Olivier Missoffe was appointed as a member of the Company's Board of Directors in November 2002. He is Chairman and CEO of Société Services de Santé (SSS), a services and support provider to hospitals and clinics. He is an advisor to the Management Board of the French healthcare group "Générale de Santé." He was Chief Executive Officer of the Company until 1998.

Siemens France S.A., represented by Holger Schmidt Age: 40
Siemens France S.A. was appointed as a member of the Company's Supervisory Board in January 1997 following Siemens purchase of 1,003,250 shares of the Company, representing 12.0% of the Company's total share capital. Siemens became a member of the Company's Board of Directors in July 2002.

Guy Vallancien Age: 59
Dr. Guy Vallancien was appointed as a member of the Company's Board of Directors in November 2002. He is Professor of Urology and Chief of the Urology Department at the Institut Mutualiste Montsouris (Paris, France). He is a member of the Executive Committee of the French Urological Association (AFU) and a member of the European and International Urological Association.

Compensation and Options

On December 17, 2002, the Board of Directors decided that the whole Board of Directors would act as a ‘‘Compensation Committee’’ to review the compensation of our Senior Executive Officers and to propose any changes to compensation paid to the Board of Directors, which under French law is the competent body to approve any such change. On July 22, 2005, to comply with Nasdaq Corporate Governance rules, the Board of Directors decided to review the composition of the Compensation Committee and appointed two members out of the six Directors: Mr. Olivier Missoffe and Mr. Pierre Beysson, to act as the Compensation Committee. Mr. Olivier Missoffe was elected Chairman of the Compensation Committee. During that meeting, the Board of Directors approved an updated version of the charter of the "Compensation Committee". Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2005 was approximately € 0.4 million. No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2005.

As of December 18, 2002, the shareholders of two of our wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized the respective Boards of Directors to grant certain Senior Executive Officers warrants to subscribe to an aggregate of 604,538 new shares of TMS S.A.’s and EDAP S.A.’s common stock. The average exercise price of such warrants is equivalent to the higher of either (a) the share value of the capital of each company or (b) the net book value, each such amount to be calculated on the date of exercise. Following the resignation of the President of EDAP S.A. in November 2003, outstanding warrants allow today's President of both divisions, to subscribe to an aggregate of 252,111 new shares of each of TMS S.A.’s and EDAP S.A.’s common stock. The total number of warrants granted, if exercised, would represent 3.5% and 2.5% of the respective share capital of TMS S.A. and EDAP S.A. after subscription. These warrants begin vesting three years after their date of grant. These warrants to subscribe to shares expire on the earlier of December 18, 2007 or when employment with the Company ceases.

As of December 31, 2005, Senior Executive Officers held an aggregate of 146,000 options to purchase or to subscribe to shares of our common stock, with a weighted average exercise price of €1.69. Of these options, 9,000 expire on December 31, 2008, 24,000 expire on September 25, 2011 and 113,000 expire on February 24, 2014.

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

-
Prepare the Audit Committee report that SEC proxy rules require to be included in our annual proxy statement. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Employees

As of December 31, 2003, we employed 148 individuals on a full-time basis, employed as follows:

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

As of December 31, 2004, we employed 122 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	11	21	22	8	3	1	14	80
Italy	3	0	0	0	0	0	2	5
Japan	9	0	13	0	2	0	4	28
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	26	21	38	8	5	1	23	122

As of December 31, 2005, we employed 134 individuals on a full-time basis, employed as follows:

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

As of March 31, 2006, the Board of Directors and the Senior Executive Officers of the Company hold a total of 1,014,376 Shares (including Siemens France S.A acting as a moral entity seating at the Board of Directors) representing 12.1% of the total share capital and (after subtracting treasury stock which under French law carries no voting rights) 13.0% of the voting rights of the Company.

Options to Purchase or Subscribe for Securities

As of March 31, 2006, we have sponsored six stock purchase and subscription option plans and one Free Performance Shares plan.

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

On January 29, 2004, the shareholders also authorized the Board of Directors to grant up to 1,000,000 warrants to H.T. Prostate LLC, a fully owned subsidiary of HealthTronics Surgical Services Inc, at a fixed price of U.S.$1.50. The Board of Directors granted these warrants on January 28, 2005.

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe for free shares were granted by the Board of Directors, based on certain performance criteria to be met for years 2005 and 2006. However, given the dramatic shift of business model during 2005 from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), on January 6, 2006, the Board of Directors decided to cancel the 2005 allocation plan and to set up a new one reflecting the new business model for years 2006 and 2007. On January 6, 2006, in accordance with the Performance Stock Plan authorized by the shareholders, 564,100 rights to subscribe to new shares were distributed, including new entrants. This plan will be accounted for in compliance with FASB 123(R).See Item 5, “Operating and Financial Review and Prospects—New Accounting Pronouncements.”

On December 31, 2005, the duration of our stock option contracts was as follows:

months until expiration	Number of Shares
24	33,625
36	92,000
48	1,212
72	112,000

78	14,425
98	325,000
109	15,000

As of December 31, 2005, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2005		2004		2003
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	580,262	2.49	391,262	2.68	654,341	2.58
Granted	15,000	2.78	325,000	2.19	0
Exercised	(1,000)	1.62	0		0
Forfeited	(1,000)	3.81	(136,000)	2.34	(263,079)	2.43
Expired	-	-	-	-	-	-
Outstanding on December 31,	593,262	2.50	580,262	2.49	391,262	2.68
Exercisable on December 31,	409,652	2.45	219,547	2.99	272,442	2.94
Shares purchase options available for grant on December 31	0	-	0	-	0	-

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

Exemptions from Certain Nasdaq Corporate Governance Rules

Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We received from Nasdaq an exemption from compliance with one certain corporate governance standard that is contrary to the law, rules, regulations or generally accepted business practices of France. The exemption, and the practices followed by the company, are described below:

We are exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 33 1/3% (in the case of an extraordinary general meeting) of the shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 25% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting. We petitioned for this exemption because there are doubts as to whether it would be legally permissible for a French company to adopt in its articles of association quorum requirements that would be more stringent than those prescribed by French law, and this would in any event be contrary to generally accepted business practice in France.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly. At March 31, 2006, to our knowledge, the following persons had beneficial ownership of more than 5% of the Shares: Siemens France S.A. owned 1,003,250 Shares representing 12.0% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 12.8% of voting rights and Wells Capital Management, Inc., formerly Benson Associates LLC, owned 1,313,875 Shares representing 15.7% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 16.8% of voting rights. The Shares owned by these persons do not carry special voting rights.

To our knowledge, there have been no significant changes in the percentage of ownership of our Shares over the past three years.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company.

As of March 31, 2006, 8,362,821 Shares were issued, including 7,823,331 outstanding and 539,490 treasury Shares. At the same date, there were 7,353,863 ADSs, each representing one Share, all of which were held of record by 9 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of our Korean branch, EDAP-TMS Korea, is also the Chairman of Dae You, a company incorporated in Korea and unrelated to EDAP TMS. Dae You acts as an agent for the promotion of our medical devices in Korea. EDAP TMS Korea also subcontracts the maintenance of our medical devices installed in Korea to Dae You. Dae You also purchases medical devices from us and operates them in partnership with hospitals and clinics in Korea.

In 2005, EDAP TMS Korea paid Dae You €136,000 for its services under service maintenance contracts, and Dae You purchased €396,000 of medical devices from us.

We purchase certain technological elements from Siemens AG. Total purchases amounted €547,000 in 2005, €405,000 in 2004 and €360,000 in 2003. As of December 31, 2005, payables due to Siemens AG amounted to €46,000 and as of December 31, 2004, payables due to Siemens AG amounted to € 3,000.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2005, total export sales, which we define as sales made outside of France, were €16 million, which represented 76% of total sales.

Legal Proceedings

To date, we are a party to two product liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure. We retained liability for these two cases following the sale of the Prostatron business in October 2000. However, in one of the two cases, we believe that we may be able to claim indemnification from Urologix. We also believe that the patients’ claims against us are without merit. In addition, if the claims against us are successful, we believe any potential damages assessed against us would be covered by insurance and/or by a contribution obligation of the physicians and/or the organization that provided services with the product. However, these product liability claims could have a material adverse impact on the Company.

Dividends and Dividend Policy

The payment and amount of dividends depend on our earnings and financial condition and such other factors that our Board of Directors deems relevant. Dividends are subject to recommendation by the Board of Directors and a vote by the shareholders at the shareholders’ ordinary general meeting. Dividends, if any, would be paid in euro and, with respect to ADSs, would be converted at the then-prevailing exchange rate into U.S. dollars. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying Shares in accordance with the Deposit Agreement.
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

No dividends were paid with respect to fiscal years 2001 through 2004. Subject to the approval of the shareholders’ meeting to be held on or before June 30, 2006, we do not anticipate paying any dividends with respect to fiscal year 2005.

Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of EDAP TMS and its consolidated subsidiaries since December 31, 2005.

Item 9. The Offer and Listing

Description of Securities

The Shares are traded solely in the form of ADSs, each ADS representing one Share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof. The principal United States trading market for the ADSs, which is also the principal trading market for the ADSs overall, is the Nasdaq National Market of the Nasdaq Stock Market, Inc. (‘‘Nasdaq’’), on which the ADSs are quoted under the symbol ‘‘EDAP.’’ The principal non-U.S. trading market for the ADSs was Nasdaq Europe, formerly known as the European Association of Securities Dealers Automated Quotation System (‘‘EASDAQ’’), on which the ADSs were quoted under the symbol ‘‘EDAP’’. We requested and received a conditional approval from Nasdaq Europe for the delisting of its ADSs effective on April 25, 2002.

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

Item 10. Additional Information

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of the Company’s articles of association (statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our statuts. Each time they are modified, the Company files copies of its articles of association with, and such articles of association are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316488204 RCS-LYON.

The Company’s corporate affairs are governed by its articles of association and by Book II of the French Commercial Code, as amended.

The Company’s articles of association were last updated in July 2002 to formally comply with French Rules on Economic Regulation (the NRE law) and to reflect our new management structure.

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

The Board of Directors is currently composed of six members who were appointed by the shareholders on July 30, 2002 and November 26, 2002, for a period of three years. (See Item 6, ‘‘Directors, Senior Management and Employees’’). However, as the Company’s articles of association set the duration of the Directors' mandate at six years (one year being calculated as the period between two consecutive annual ordinary general shareholder's meetings), the next annual general shareholders’ meeting will acknowledge the Directors’ mandate as six years expiring upon the date of the general shareholders’ meeting approving the financial results for fiscal year 2007. The tenure of a Director terminates at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such Director comes to an end. Directors may always be re-elected; the Director may also be dismissed at any time at the shareholders’ meeting.

The mandate for each member of the Board of Directors expires on the date of the ordinary general shareholders' meeting approving the financial results for the 2007 fiscal year.

Each Director must own at least one share during his/her term of office. If, at the time of his/her appointment, the Director does not own the required number of shares or if during his/her term, he/she no longer owns the required number of shares, he/she is considered to have automatically resigned if he/she fails to comply with the shareholding requirement within three months.

An individual person cannot be on more than five Boards of Directors or Supervisory Boards in companies registered in France; directorships in controlled companies (as defined by Section L.233-16 of the French Commercial Code) by the Company are not taken into account.

In case of the death or resignation of one or more Director, the Board of Directors may make provisional appointments to fill vacancies before the next general shareholders meetings. These provisional appointments must be ratified by the next following ordinary shareholders meeting. Even if a provisional appointment is not ratified, resolutions and acts previously approved by the Board of Directors nonetheless remain valid.

When the number of Directors falls below the compulsory legal minimum, the remaining directors must convene an ordinary general shareholders’ meeting to reach the full complement of the Board of Directors.

Any Director appointed in replacement of another Director whose tenure has not expired remains in office only for the remaining duration of the tenure of his predecessor.

One of our employees may be appointed to serve as a Director. His/her contract of employment must however entail actual work obligations. In this case, he/she does not loose the benefit of his/her employment contract.

The number of Directors who are also linked to the Company by an employment contract cannot exceed one third of the Directors then in office and in any case five members.

Directors cannot be more than seventy years old. If one of the Directors reaches this limit during his/her tenure, such Director is automatically considered to have resigned at the next general shareholders meeting. On June 21, 2005, the shareholders approved a resolution extending the age limit for the Directors to seventy-five years old. The by-laws were then modified accordingly.

The Board of Directors determines the direction of the Company’s business and supervises its operations. Within the limits set out by the corporate purposes and the powers expressly granted by law to the general shareholders’ meeting, the Board of Directors may deliberate upon our operations and make any decisions in accordance with the Company’s business. However, a Director must abstain from voting on matters in which the Director has an interest. The resolutions passed in a meeting of the Board of Directors are valid only if a quorum of half of the Directors is reached. A Director cannot borrow money from the Company.

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

The Chairman represents the Board of Directors and organizes its work. The general shareholders’ meeting must be informed of this work by the Chairman. The Chairman is responsible for the good functioning of our organization and for supervising the ability of the Board members to perform their mission.

Pursuant to Section 706-43 of the French criminal proceedings Code, the Chairman may validly delegate to any person he/she chooses the power to represent us in any criminal proceedings that we may face.

As with any other Director, the Chairman cannot be over seventy years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor will be appointed. Subject to the age limit provision, the Chairman of the Board may also be re-elected. On June 21, 2005, the shareholders approved a resolution extending the age limit for the Chairman of the Board to seventy five years old. The by-laws were then modified accordingly.

The Chief Executive Officer

We are managed by the Chairman of the Board of Directors or an individual elected by the Board bearing the title of Chief Executive Officer. The choice between these two methods of management belongs to the Board of Directors and must be made as provided for by the articles of association. On July 1, 2004, the Board of Directors appointed Mr. Hugues de Bantel as Chief Executive Officer.

The Chief Executive Officer is vested with the powers to act under all circumstances on behalf of the Company, within the limits set out by the Company’s corporate purposes, and subject to the powers expressly granted by law to the Board of Directors and the general shareholders’ meeting.

The Chief Executive Officer represents us with respect to third parties. We are bound by any acts of the Chief Executive Officer even if they are contrary to corporate purposes, unless it is proven that the third party knew such act exceeded the Company’s corporate purposes or could not ignore it in light of the circumstances. Publication of the articles of association alone is not sufficient evidence of such knowledge.

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

Dividend and Liquidation Rights (French Law)

Net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to the requirements of French law and our articles of association.

Under French law and the Company’s articles of association, we are required to allocate 5% of our net profits in each fiscal year to a legal reserve fund until the amount in such reserve fund is equal to 10% of the nominal amount of the registered capital. The legal reserve is distributable only upon the liquidation of the Company.

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

If the Company has made distributable profits since the end of the preceding fiscal year (as shown on an interim income statement certified by the Company’s statutory auditors), the Board of Directors has the authority under French law, without the approval of shareholders, to distribute interim dividends to the extent of such distributable profits. The Company has never paid interim dividends.

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

If the Company is liquidated, the Company’s assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of the shares, then the surplus, if any, will be distributed pro-rata among the shareholders based on the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any.

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

French law provides that, at least 15 days before the date set for any general meeting on first notice, and at least six days before the date set for any general meeting on second notice, notice of the meeting must be sent by mail to all holders of properly registered shares who have held such shares for more than one month before the date of the notice. A preliminary written notice (avis de réunion) must be sent to each shareholder who has requested to be notified in writing. Under French law, one or several shareholders together holding a specified percentage of shares may propose resolutions to be submitted for approval by the shareholders at the meeting. Holders of ADSs will receive notices of shareholders meetings and other reports and communications that are made generally available to shareholders from The Bank of New York, the Depositary for the ADSs. The Work Council may also require the registration of resolution proposals on the agenda.

Attendance and exercise of voting rights at ordinary and extraordinary general meetings are subject to certain conditions. Shareholders deciding to exercise their voting rights must have their shares registered in their names in the shareholder registry maintained by or on behalf of the Company before the meeting. Certain procedures to effect such requirements will be required of a holder of ADSs to exercise the voting rights relating to the shares represented by such ADSs.

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

Enforceability of Civil Liabilities (French Law)

The Company is a société anonyme, or limited liability corporation, organized under the laws of the Republic of France. The majority of our directors and executive officers reside in the Republic of France. All or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce, either inside or outside the United States, judgments against such persons obtained in U.S. courts or to enforce in U.S. court judgments obtained against such persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon the civil liability provisions of the federal securities laws of the United States. In an original action brought in France predicated solely upon the U.S. federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought, and actions for enforcement in France of judgments of U.S. courts rendered against French persons referred to in the second sentence of this paragraph would require such French persons to waive their right under Article 15 of the French Civil Code to be sued in France only. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict obtaining evidence in France or from French persons in connection with such actions.

Material Contracts

We are a party to a commercial lease agreement for our corporate headquarters and research and development and manufacturing facilities are located in Vaulx-en-Velin, on the outskirts of Lyon. The premises comprise 3,740 square meters. The lease has a term of nine years and is renewable at the lessee’s option. We believe that the terms of the lease reflect commercial practice and market rates.

On February 25, 2004, we entered into a distribution agreement with a subsidiary of HealthTronics granting HealthTronics, among other things, (i) the right to begin clinical trials with the Ablatherm (which utilizes HIFU to provide minimally invasive treatment of prostate cancer), (ii) the right to seek Pre-Market Approval (‘‘PMA’’) from the FDA and (iii) exclusive distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, we also agreed to grant HealthTronics 1 million warrants (bons de souscription d’actions) on January 28, 2005, each warrant entitling HealthTronics to purchase a Share of the Company at a price of U.S.$1.50. The warrants are subject to the terms and conditions of an accompanying escrow agreement, which, among other things, include restraints on subsequent resale of the warrant Shares. The distribution agreement allows HealthTronics to exercise specified numbers of warrants as it meets various specified distribution milestones. Under a December 2004 amendment to the distribution agreement, HealthTronics’s exclusive use of the Ablatherm trade names was waived until such time as it obtained the PMA from the FDA. On December 29, 2005, we entered into an amendment to the distribution agreement with HealthTronics through its subsidiary. HealthTronics wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of our lithotripters in the US. The 200,000 warrants that had been issued to HealthTronics were cancelled, as their exercise was directly linked to future purchases of lithotripters manufactured by us.

Exchange Controls

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. All registered banks and credit institutions in France are accredited intermediaries.

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

French Taxation

The following generally summarizes the material French tax consequences of purchasing, owning and disposing of Shares or ADSs. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any future changes in applicable laws and tax treaties.

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

Taxation of Dividends on Shares or ADSs - Withholding Tax

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits before the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

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

The gross amount of dividend and Tax Credit that a U.S. holder receives (before the deduction of French withholding tax) generally will be subject to U.S. federal income taxation as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2009 with respect to the Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, we believe that the Company was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. In addition, based on the Company’s audited financial statements and our current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate it becoming a PFIC for the 2006 taxable year. Accordingly, dividends paid by us in 2006 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its Shares or ADSs during a year in which the Company was a PFIC and such holder did not make a mark-to-market election (as described under “—Passive Foreign Investment Company Rules” below).

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them.

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

Procedures for Claiming Treaty Benefits

The French tax authorities issued new guidelines in the instruction no 4-J-1-05, dated February 25, 2005 that significantly changed the formalities to be complied with by non-resident shareholders, including U.S. holders, to obtain the reduced withholding tax rate on distributions made on or after January 1, 2005.

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

If the certificate is not filed before the dividend payment, a withholding tax will be levied at the 25% rate, and a holder would have to claim a refund for the excess under the normal procedure by filing a specific treaty form (n° 5052 RF1-EU or n° 5053 RF1-EU) no later than December 31 of the second year following the year in which the dividend is paid.

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

As discussed above (see “—Dividends”), the Company believes that it was not a PFIC in 2005 and does not anticipate being a PFIC in 2006. However, as discussed in Forms 20-F filed by the Company with respect to prior years, the Company believes that it was a PFIC during certain periods.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the Commission’s public reference room at 100F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribe rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at +1 800 SEC 0330.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments for trading purposes. As of December 31, 2005, we had five foreign exchange sale contracts, three for the Japanese yen that expire in March, June and September 2006 and two for the U.S. dollar that expire in February and April 2006. As of March 31, 2006, we had three new foreign exchange sale contracts, one for the Japanese yen and two for U.S. dollars.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2005, approximately 76% of our selling and general and administrative expenses and approximately 93% of our research and development expenses were denominated in euro. During the same period, only 58% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2005 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €28,000 for the year ended December 31, 2005, compared to an increase of approximately €43,000 for the year ended December 31, 2004. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. The foreign exchange sale contracts in place as of December 31, 2005 will be effective as from January 2006. We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2005, we had three options to hedge against Japanese yen for a total nominal amount of JPY45 million (i.e., €331 thousand), an amount of JPY15 million each, expiring on March, June and September 2006, respectively, and two options to hedge against US$ for a total nominal amount of US$200 thousand (i.e., €160 thousand), an amount of US$100 thousand each, expiring on February and April 2006. As of March 31, 2006, we had three new foreign exchange sale contracts, one for the Japanese yen and two for U.S. dollars.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen. Approximately €0.2 million, €0.5 million and €0.3 million of our outstanding indebtedness at December 31, 2005, 2004 and 2003, respectively, was denominated in Japanese yen. None of the our outstanding indebtedness over the past three years was denominated in U.S. dollars. In addition, we had approximately €0.5 million, €1.2 million and €0.4 million of cash denominated in U.S. dollars at December 31, 2005, 2004 and 2003, respectively, and €0.9 million, €1.3 million and €0.7 million of cash denominated in Japanese yen at December 31, 2005, 2004 and 2003, respectively.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Within the 90 days before the date of this annual report, we carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during our 2005 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the chair of the Board’s audit committee, Mr. Pierre Beysson, an independent Director, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2005, there were no waivers of its applicability. We have attached the code of ethics as an exhibit to this report and have made it available on our website at www.edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 and reviewed on July 22, 2005. This requires all services which are to be performed by our external auditors to be pre-approved. This may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. No services which are classified as prohibited services by the U.S. Securities and Exchange Commission under the 2003 Rules were commissioned after May 6, 2003. Our external auditors Ernst & Young Audit (“E&Y”) billed the following services related to our 2005 financial year:

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

Tax Fees

Tax services consisted of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the review of tax returns, assistance with tax audits, as well as assistance relating to tax law. No tax services were rendered during the 2005 fiscal year.

All Other Fees

Other services mainly consisted of routine and administrative follow-up of patents and brand names. All these services were unrelated to the audits of our financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2005, neither the Company nor affiliated purchasers made purchases of equity securities of the Company registered pursuant to Section 12 of the Exchange Act.

PART III

Item 17. Financial Statements.

See Item 18, "Financial Statements."

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of June 21, 2005 (together with an English translation thereof).(1)

4.1	(a)	Distribution Agreement, dated as of February 25, 2004, among the Company, HT Prostate Therapy Management Company, LLC, EDAP S.A. and Technomed Medical Systems, S.A.(2)
(b)	Amendment No. 1 to the Distribution Agreement dated December 23, 2004.(1)
(c)	Amendment No. 2 to the Distribution Agreement dated December 29, 2005.(1)

4.2	(a)
Commercial Leases dated October 1, 2002 and Amendment No. 1 dated October 15, 2002, between Maison Antoine Baud and EDAP TMS S.A., EDAP S.A. and Technomed Medical Systems S.A. (together with an English translation thereof). (1)

(b)	Appendix No. 2 to commercial leases between TMS S.A. and Maison Antoine Baud, signed on June 28, 2004. (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of March 31, 2006.(1)

11.1	Code of Ethics of the Company, approved by the Board of Directors on July 22, 2005.(1)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

(1)	Previously filed.
(2)	Previously filed with certain confidential portions omitted under Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: August 22, 2006
Hugues de Bantel
Chief Executive Officer

Dated: August 22, 2006
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

In 2004, following the Company’s decision in 2003 to reduce headcount in both divisions (discussed below), the Company recorded non-recurring expenses of €0.3 million, including €0.2 million of employee termination expenses. In 2003, after an extensive review of the businesses, with consideration of the current economic situation and to maintain the competitiveness of the Company, EDAP TMS S.A. implemented a reduction in headcount in its two French operational divisions.

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