Form 20-F
period 2006-12-31
EDAP TMS SA
filed 2007-03-30
CIK 1041934

As filed with the Securities and Exchange Commission on March 30, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006: 8,817,007 Ordinary Share

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

Item 17 ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

Item 4A Unresolved Staff Comments	24
Item 5 Operating and Financial Review and Prospects	24
Item 6 Directors, Senior Management and Employees	37
Item 7 Major Shareholders and Related Party Transactions	44
Item 8 Financial Information	45
Item 9 The Offer and Listing	46
Item 10 Additional Information	47
Item 11 Quantitative and Qualitative Disclosures about Market Risk	59
Item 12 Description of Securities Other than Equity Securities	60

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies	60
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	60
Item 15 Controls and Procedures	60
Item 16A Audit Committee Financial Expert	60
Item 16B Code of Ethics	60
Item 16C Principal Accounting Fees and Services	60
Item 16D Exemptions from the Listing Standards for Audit Committees	61
Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers	61

PART III

Item 17 Financial Statements	62
Item 18 Financial Statements	62
Item 19 Exhibits	62

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, references herein to “we,” “us” or “our” are to EDAP TMS S.A. and its consolidated subsidiaries and references herein to the “Company,” “EDAP” or “EDAP TMS” are to EDAP TMS S.A.

We prepare our consolidated financial statements in conformity with United States generally accepted accounting principles (‘‘U.S. GAAP’’). In this Annual Report, references to ‘‘euro’’ or ‘‘€’’ are to the legal currency of the countries of the European Monetary Union, including the Republic of France, and references to ‘‘dollars,’’ ‘‘U.S. dollars’’ or ‘‘$’’ are to the legal currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of euro into dollars have been made at the rate of U.S.$1.00 = €0.7882, the rate derived from the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2006. See Item 3, ‘‘Key Information—Exchange Rates’’ for information regarding certain currency exchange rates and Item 11, ‘‘Quantitative and Qualitative Disclosures about Market Risk’’ for a discussion of the effects of fluctuations in currency exchange rates on the Company.

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

FORWARD-LOOKING INFORMATION

This report includes certain forward-looking statements, usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation:

-	the effects of intense competition in the markets in which we operate;
-	the uncertainty of market acceptance for our HIFU devices;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the clinical status of our HIFU devices;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on our strategic partners;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen; and
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices.

You should also consider the information contained in Item 3, ‘‘Key Information—Risk Factors’’ and Item 5, ‘‘Operating and Financial Review and Prospects,’’ as well as the information contained in our periodic filings with the Securities and Exchange Commission (including our reports on Form 6-K) for further discussion of the risks and uncertainties that may cause such differences to occur.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The balance sheet data as of December 31, 2004, 2005 and 2006 and the income statement data for the years ended December 31, 2004, 2005 and 2006 set forth below have been derived from our Consolidated Financial Statements included in this annual report. The balance sheet data as of December 31, 2002 and 2003 and the income statement data for the year ended December 31, 2002 and 2003 have been derived from our audited consolidated financial statements. Our Consolidated Financial Statements were prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

Year Ended and at December 31,

In thousands of euro, except per share data	2002	2003	2004	2005	2006

INCOME STATEMENT DATA
Total revenues	19,961	18,473	22,163	20,810	20,265
Total net sales	19,725	18,030	21,955	20,717	20,174
Gross profit	8,458	5,379	8,487	8,497	8,319
Operating expenses	(13,234)	(13,500)	(9,317)	(9,820)	(11,413)
Loss from operations	(4,776)	(8,121)	(830)	(1,323)	(3,094)
Income (loss) before income taxes	(3,873)	(9,090)	(871)	(961)	(3,375)
Income tax (expense) benefit	(167)	114	(278)	(104)	(56)
Net income (loss)	(4,040)	(8,976)	(1,149)	(1,065)	(3,431)
Basic earnings (loss) per share	(002)	(1.15)	(0.15)	(0.14)	(0.39)
Dividends per share(1)	—	—	—	—	—
Weighted average shares
outstanding used in basic calculation	7,771,467	7,781,731	7,781,731	7,782,731	8,817,007
Weighted average shares
outstanding used in diluted calculation	7,833,514	7,817,303	8,074,210	8,373,574	9,557,533
Diluted earnings (loss) per Share	(002)	(1.15)	(0.15)	(0.14)	(0.39)
BALANCE SHEET DATA
Total current assets	34,091	25,870	22,041	22,777	26,393
Property and equipment, net	1,985	2,903	2,807	3,130	3,211
Total current liabilities	9,880	11,074	8,272	9,874	10,926
Total assets	39,787	31,910	27,901	28,796	32,473
Long-term debt, less current portion	95	7	-	55	58
Total shareholders’ equity	28,375	18,961	17,964	17,372	19,300

(1)

No dividends were paid with respect to fiscal years 2002 through 2005 and subject to approval of the annual shareholders’ meeting to be held in May 2007, the Company does not anticipate paying any dividend with respect to fiscal year 2006. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

The following table sets forth, for each of the years indicated, the high, low, average and year-end Noon Buying Rates expressed in euro per $1.00.

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€
2002	1.16	0.95	1.05	0.95
2003	1.12	0.79	0.88	0.79
2004	0.85	0.73	0.80	0.74
2005	0.86	0.74	0.80	0.84
2006	0.84	0.75	0.80	0.76

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

The following table sets forth, for each of the previous six months, the high and low Noon Buying

Rates expressed in euro per $1.00.

	End of Month	High	Low	Average
	€	€	€	€
2006
October	0.78	0.80	0.78	0.79
November	0.75	0.79	0.75	0.78
December	0.76	0.76	0.75	0.76
2007
January	0.77	0.77	0.75	0.77
February	0.76	0.77	0.75	0.76
March, through March 16, 2007	0.75	0.76	0.75	0.76

On March 16, 2007, the Noon Buying Rate was U.S.$1.00 = €0.75

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may affect our business results.

RISK FACTORS

Our future revenue growth and income depends, among other things, on the success of our HIFU technology.

We depend on the success of our High Intensity Focused Ultrasound (‘‘HIFU’’) technology for future revenue growth and net income. Our Extracorporeal Shockwave Lithotripsy (‘‘ESWL’’) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in its commercialization phase in the European Union. The Ablatherm is not approved for commercial distribution in the United States and none of the Company’s other HIFU products (excluding Ablatherm) have obtained approval for commercial distribution anywhere in the world. In December 2001, our request for an additional Investigational Device Exemption (‘‘IDE’’) from the U.S. Food and Drug Administration (‘‘FDA’’) to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. To assist in the successful completion of clinical trials to obtain FDA approval for the Ablatherm, we partnered with HealthTronics Surgical Services, Inc. (“HealthTronics”) and signed a Distribution Agreement in February 2004 for assistance in the approval process for re-submission of an IDE to the FDA. Trials in the United States started in May 2006, with several centers fully approved and enrolling patients. In November 2006, HealthTronics informed us that they intended to discontinue Ablatherm FDA trials, at which time the trials were suspended. The parties are in the process of negotiating an agreement terminating the Distribution Agreement, which we expect will be finalized in the coming weeks, whereby HealthTronics will transition the study to EDAP, among other things. This will allow us to resume the trials soon while we look for the necessary resources to fund the study ourselves. We cannot guarantee that we will be able to find the necessary resources to fund the study in the coming weeks, and if we are unable to find funding ourselves we will suspend the trials until we have found a sponsor to provide funding. Also, we cannot guarantee the successful completion of clinical trials nor can we guarantee that the FDA will grant approval to market a device even if clinical trials are successfully completed. See ‘‘—Uncertainty Relating to Clinical Trials; Clinical Status of Certain Products Using HIFU Technology’’ and Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

Our clinical trials for products using HIFU technology may not be successful.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials, and there can be no assurance that our clinical trials will demonstrate that our products are safe, effective, and marketable. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. We, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies such as the FDA may even refuse to grant exemptions to conduct clinical trials. We may not have the necessary resources to pursue the trials. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

We rely on scientific, technical and clinical data supplied by academics that work with us to evaluate and develop our devices. We cannot assure you that there are no errors or omissions in such data that would adversely affect the development of our products.

The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources. Our HIFU devices that have not received regulatory approval may not prove to be effective or safe in clinical trials or may not be approved by the appropriate regulatory authorities. We do not anticipate receiving FDA approval for any HIFU device, including the Ablatherm, for several years, if at all. If our HIFU devices do not prove to be effective and safe in clinical trials to the satisfaction of the relevant regulatory authorities, our business, financial condition and results of operations could be materially adversely affected.

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2006, 2005 and 2004, moreover, our operating cash flow was negative due to the cash requirements of operating activities, which we financed using cash and cash equivalents on hand. In addition, our 2006 and 2005 operating cash flow was negative due to the cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure model. Since we anticipate relying principally on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a revenue-per-procedure basis), since each of these activities generates smaller immediate revenues than device sales. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. In 2006, we raised new equity funds via a $7.5 million Private Investment in Public Equity, aimed at financing our new marketing and sales campaign to promote and develop the Revenue-Per-Procedure business. Our future cash flow will be affected by the increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services.

We have a history of operating losses and it is uncertain when and if we will reach profitability.

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. In 2005 and 2004, we had positive operating income in both of our operating divisions (HIFU division and UDS division), reflecting efforts to restructure our operations in late 2003 and in control costs and operating losses in our holding company (holding expenses). In 2006, however, we had negative operating income in both of our operating divisions (HIFU division and UDS division), reflecting the clinical, marketing and sales efforts in the HIFU division to develop HIFU’s status as a standard of care, and the R&D and regulatory efforts in the UDS division to develop a new, high-range lithotripter. We cannot assure you that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market our devices, in particular the Ablatherm, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, Inc. (‘‘Focus Surgery’’), which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, Inc., USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical Inc. has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various types of cancers, signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. Finally, Chinamed, a Chinese company, is also developing HIFU products for various types of cancer tumors, but the company is only marketing its HIFU products in China. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA in the United States. In particular, we are currently going through the FDA approval process with our Ablatherm device. Moreover, regulatory approval to market a product, if granted, may include limitations on the indicated uses for which it may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, ‘‘Information on the Company—Government Regulation.’’

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

We purchase the majority of the components used in our products from a number of suppliers, but rely on a single supplier for several components. In addition, we rely on single suppliers for certain services. If the supply of certain components or services were interrupted for any reason, our manufacturing and marketing of the affected products would be delayed. These delays could be extensive, especially in situations where a component substitution would require regulatory approval. We expect to continue to depend upon our suppliers for the foreseeable future. Failure to obtain adequate supplies of components or services in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

Intellectual property rights are essential to protect our medical devices, and any dispute with respect to these rights could be costly and have an uncertain outcome.

Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Our products, including our HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by our technical and management personnel. An adverse determination in any such litigation or proceeding to which we become a party could subject us to significant liability to third parties; require us to seek licenses from third parties and pay ongoing royalties; require us to redesign certain products; or subject us to injunctions preventing the manufacture, use or sale of the affected products. In addition to being costly, drawn-out litigation to defend or prosecute intellectual property rights could cause our customers or potential customers to defer or limit their purchase or use of our products until the litigation is resolved. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division—UDS Division Patents and Intellectual Property.’’

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

If the use of any of our products results in personal injury or death, we may face significant product liability claims. To date, we are a party to two product liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure, for which we have retained liability following the sale of our Prostatron business in October 2000. See Item 5, ‘‘Operating and Financial Review and Prospects—Critical Accounting Policies—Litigation’’ and Item 8, ‘‘Financial Information—Legal Proceedings’’ for more information about these actions. These product liability claims, if successful, could have a material adverse effect on our business, financial condition and results of operations.

We maintain separate product liability insurance policies for the United States and Canada and for the other markets in which we sell our products. Product liability insurance is expensive and there can be no assurance that it will continue to be available on commercially reasonable terms or at all. In addition, our insurance may not cover certain product liability claims or our liability for any claims may exceed our coverage limits. Also, if any of our products prove to be defective, we may be required to recall or redesign the product. A product liability claim or series of claims brought against us with respect to uninsured liabilities or in excess of our insurance coverage, or any claim or product recall that results in significant cost to or adverse publicity against us could have a material adverse effect on our business, financial condition and results of operations.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2006, approximately 79% of our selling, marketing and general and administrative expenses and approximately 91% of our research and development expenses were denominated in euro, while approximately 32% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2006, we had no outstanding hedging instrument. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs.

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

History and Development of the Company

Founded in 1979, we originally specialized in the manufacturing and distribution of lithotripters (devices which use shockwaves to disintegrate urinary calculi) and produced the first piezo-electric lithotripter (using electric shocks produced by a piezo-component) in 1985. In 1994, we purchased most of the assets of Technomed International S.A. (‘‘Technomed’’) out of liquidation. Technomed was established in 1985 and launched an electrohydraulic lithotripter (using electric shocks produced by an electrode within a hydraulic system) in 1986 and the Prostatron, a medical device using TransUrethral Microwave Thermotherapy (TUMT) for the minimally invasive treatment of BPH in the European Union in 1990. The assets we acquired in Technomed’s liquidation included the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters (Sonolith Praktis and Sonolith Vision) and the Ablatherm HIFU device.

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

On February 25, 2004, we finalized a distribution agreement, or the Distribution Agreement, with a subsidiary of HealthTronics Surgical Services, Inc. ("HealthTronics"), whereby 1,000,000 warrants were allocated to HealthTronics. These warrants were to be exercised upon the completion of certain milestones linked to the grant of the Ablatherm PMA pre-market approval and certain minimum sales of lithotripters in the United States. On December 29, 2005, we amended our distribution agreement with Healthtronics after it decided to focus all of its efforts on implementing Ablatherm clinical trials in the United States to gain FDA approval, and not to pursue distribution of our lithotripters in the United States. 200,000 warrants that had been issued to HealthTronics were then cancelled since their exercise was directly linked to future purchases of lithotriptors manufactured by us.

On August 3, 2006, we closed a private placement of 961,676 ordinary shares in the form of American Depositary Shares, resulting in net proceeds of approximately $7.5 million. These funds are intended to fund additional marketing efforts to accelerate the adoption of Ablatherm-HIFU in key European markets.

On November 10, 2006, HealthTronics informed us that they intended to cease conducting clinical trials and pursuing the Ablatherm PMA approval. The parties are in the process of negotiating an agreement, or the Termination Agreement, which we expect will be finalized in the coming weeks.

To reflect our focus on operations in key European countries, we announced a succession plan on December 19, 2006. Under this plan, the current Chief Operating Officer, Marc Oczachowski, will be appointed Chief Executive Officer, replacing Hugues de Bantel, who will be appointed to the Board of Directors to assist mainly on U.S. market entry. This succession plan will be effective March 31, 2007.

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a Société Anonyme organized under the laws of the Republic of France for 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. On July 1, 2004, we closed our U.S. offices, but retained EDAP Technomed Inc as a Delaware registered company. Mr. Lee Sanderson, CPA, 945 Concord Street, Framingham, MA 01701, is our agent for service of process in the United States.

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

Our HIFU and UDS divisions operate in Europe, the Americas, and Eastern Asia and Rest of the world.   Total revenues for the HIFU division were € 6.3 million, € 7.5 million, and €6.8 million in Europe, € 0.9 million, €0.3 million and no revenues for 2004 in the Americas, and €0.4 million, €0.1 million and €0.1 in Eastern Asia and the rest of the world, each for 2006, 2005, and 2004, respectively.   Total revenues for the UDS division were €4.8 millions, €4.3 millions, and €3.2 million in Europe, €0.8 million, €0.4 million and €1.2 million in the Americas, and €7.0 million, €8.1 million and €10.8 million in Eastern Asia and the rest of the world, each for 2006, 2005, and 2004, respectively.

See Note 27 of the Notes to the Consolidated Financial Statements for a breakdown of total sales and revenue during the past three fiscal years by operating division.

Organizational Structure

The following table sets forth the fully consolidated subsidiaries of the Company as of the date of this Annual Report:

Name of the Company	Jurisdiction of Establishment	Percentage Owned(1)

Technomed Medical Systems S.A	France	100%
EDAP S.A	France	100%
EDAP Technomed Inc.(2)	United States	100%
EDAP Technomed Co. Ltd	Japan	100%
EDAP Technomed Sdn Bhd	Malaysia	100%
EDAP Technomed Srl	Italy	100%
EDAP GmbH	Germany	100%
(1)	Percentage of equity capital owned by EDAP TMS S.A. directly or indirectly through subsidiaries.
(2)	EDAP Technomed Inc is still registered in the Delaware and maintained as a dormant company.

High Intensity Focused Ultrasound (‘‘HIFU’’) Division

Our HIFU division consists of three wholly owned and fully consolidated subsidiaries: EDAP S.A. (‘‘EDAP’’), a French corporation, EDAP Technomed Srl, an Italian Corporation and EDAP GmbH, a German Corporation. The HIFU division also has a branch office in Russia. The HIFU division is engaged in the development and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. The HIFU division had total revenues of €7.7 million during the fiscal year ended December 31, 2006.

HIFU Division Business Overview

The HIFU division currently develops and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, Canada, South Korea and Russia, and clinical trials in the United States have started, although they have been temporarily suspended as we unwind our relationship with HealthTronics. The HIFU division had a fixed installed base of 55 Ablatherm machines worldwide (with an additional four used for clinical studies) and 132 trained clinical sites were using this technology as of December 31, 2006.

In addition to developing and marketing HIFU devices, the HIFU division also generates revenues from the leasing equipment, as well as from the sale of disposables, spare parts and maintenance services.

Our HIFU mobile treatment option provides access to the HIFU devices without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these devices and remunerate us on a revenue-per-procedure (‘‘RPP’’) basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the device in some of the larger locations. With the proceeds from the private placement finalized in early August 2006, we are expanding our marketing reach and accelerating Ablatherm penetration in major European countries.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•

Provide Minimally Invasive Solutions to Treat Prostate Cancer using HIFU. Building upon our established position in the ESWL market of the UDS division, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division intends to achieve this through a direct sales network in key European countries and through selected distributors in other European countries, through the distribution platform of the UDS division in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program.

•

Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of indications beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ The HIFU division continued to increase spending on research and development (‘‘R&D’’) projects in 2006 to develop HIFU applications beyond prostate cancer. The division is considering increasing R&D spending in 2007 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the only commercial product produced by the HIFU division utilizing HIFU technology is the Ablatherm, an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, New Zealand and Russia. Clinical trials are underway in the United States, although they have been temporarily suspended as we unwind our relationship with HealthTronics. See Item 4, “Information on the Company—History and Development of the Company.” The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire volume has been treated, while controlling and imaging the treatment in real time thanks to its integrated imaging system. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is generally performed under spinal anesthesia.

HIFU Division Patents and Intellectual Property

As of December 31, 2006, the HIFU division’s patent portfolio contained 58 patents consisting of 26 in the United States, 24 in the European Union and Japan and 8 in Israel and the rest of the world. They belong to 24 families covering key technologies related to therapeutic ultrasound principles, systems and associated software.

An additional 15 patents covering certain other aspects of our HIFU technology in the European Union, the United States and Japan are still in the examination process. These patents relate to new transducer design for both HIFU and High Intensity Contact Ultrasound (HICU).

During 2006, two new patents have filed.

The HIFU division’s ongoing research and development objectives are to maintain the company’s leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems.

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

The diagnosis of prostate cancer has two steps. The first one is the evaluation of the Prostate Specific Antigen (PSA), which although not specific to cancer tumors, measures the increase of cells’ activity inside the prostate. The second is based on biopsies: a sextant biopsy is performed inside the prostate to reveal the presence of a tumor.

An interim analysis performed on the first 559 patients included 402 patients treated with the Ablatherm device as a first-line therapy. Of these patients, 81.4% had a normal PSA and 87.2% had negative biopsies at the last follow-up and were considered cancer free. The trials also included 157 patients who underwent an Ablatherm treatment as a salvage therapy after a previous failed therapy (hormonotherapy, radiation or prostatectomy). Of these patients, 80.7% and 67.9% had negative biopsies and normal PSA after treatment, respectively.

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

In 2001, the French Urology Association (‘‘AFU’’) conducted an independent clinical trial to confirm the efficacy and safety results observed in the European Multicentric Study, and to evaluate the therapy-related costs. Patient recruitment was successfully performed at eight investigational sites. Patient enrollment was completed in an 11-month period with 117 patients included. Patient follow-up is ongoing, with intermediate assessment at one year. The two-year follow-up results were presented at the AFU congress in November 2004. Follow-up with these patients will continue to evaluate the long-term efficacy of the treatment.

In March 2004, French authorities approved a new treatment protocol concerning the treatment of patients who failed radiotherapy. We obtained CE Marking, which currently allows us to market this new Ablatherm treatment option.

In February 2004, we entered into the Distribution Agreement with HealthTronics. The terms of the distribution agreement granted HealthTronics the right to pursue market approval from the FDA for the Ablatherm. Under the terms of the distribution agreement, HealthTronics would be granted exclusive distribution rights for the Ablatherm in the United States.

In November 2006, HealthTronics informed us that they intented to discontinue Ablatherm FDA trials. The parties are in the process of negotiating the Termination Agreement, which we expect will be finalized in the coming weeks, whereby among other things HealthTronics will transfer the study to us. A complete evaluation of the project is currently in process with the support of an external Experts’ Panel. The company is in the process of obtaining FDA clearance to conduct the trials under EDAP’s sponsorship, and we expect clinical trials to resume soon. In order to compete the trials, however, we will need to seek external financing, See Item 3, "Key Information—Risk Factors—Our cash flow is highly dependent on deman for our products" and Item 5,"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

In 2005, a clinical trial was started in France to validate the efficacy and safety of Ablatherm as rescue treatment in patients after brachytherapy failure. Results should be ready by December 2007. Other clinical trials are currently ongoing to evaluate new treatment monitoring methods, to improve Ablatherm treatment efficacy in higher risk patients and to further extend inclusion criteria.

HIFU Division Manufacturing

The HIFU division’s policy is to subcontract the manufacture of its devices and accessories, including disposables. The HIFU division purchases all of the devices and accessories, including disposables used in its marketing and sales functions, from a single supplier, Technomed, part of the UDS division of the Company. It is the HIFU division’s belief that since its only supplier is also a subsidiary of the same parent, there is no significant risk associated with the use of a single supplier.

HIFU Division Quality and Design Control

The HIFU division has obtained the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications which indicate compliance with international standards for quality and design control.

The Ablatherm is available for commercial distribution in Canada, the European Union, South Korea, Russia, Australia and New Zealand.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers being diagnosed every year to be approximately 220,000 out of which 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

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

Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli Company held mainly by General Electric and Elbit Medical Imaging, have developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical has developed a device using HIFU to treat atrial fibrillation; Haifu, a Chinese company developing HIFU products addressing various cancers signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. Finally, Chinamed, a Chinese company is also developing HIFU products for various types of cancer tumors, but the company is only marketing its HIFU products in China. Certain existing and potential competitors of our HIFU division may have substantially greater financial, research and development, sales and marketing and personnel resources than us and may have more experience in developing, manufacturing, marketing and supporting new products. We believe that an important factor in the potential future market for HIFU treatments will be the ability to make the substantial investments in research and development in advancing the technology beyond the treatment of prostate cancer. This future investment is wholly dependent on the successful acceptance of the device for the treatment of prostate cancer.

HIFU Division Sales and Distribution of Products

The HIFU division markets and sells its products through its own direct marketing and sales organization as well as through third-party distributors and agents. The HIFU division has direct marketing and sales forces in France, Germany, Russia and Italy, which currently represent EDAP’s largest markets. We created a fully owned subsidiary in Germany on July 1, 2006 to address the larger market in Europe. We also have a direct representative office in Moscow to increase our penetration of this large, key market. Additionally, the HIFU division markets and sells its products through our UDS division’s distribution platform in South Korea and South East Asia and further markets its products through selected agents and third-party distributors in several countries.

The HIFU division’s customers are located worldwide and have historically been principally public and private hospitals and urology clinics. The HIFU division believes that as it increases its customer base it will gain further access to the urological community, which will enable it to monitor the urological market, introduce new products and conduct trials under satisfactory conditions. No single customer of the HIFU division represents a significant portion of the division’s installed base.

The HIFU division’s marketing efforts include the organization of informative and training programs for urologists "HIFU Tours", mainly in key European countries were HIFU awareness is growing, comprehensive media and web programs to educate patients on the availability of HIFU technology to treat localized prostate cancer and strong participation in focused dedicated urological events. Our patients and physicians dedicated web site www.hifu-planet.com is well visited.

Urology Devices and Services (‘‘UDS’’) Division

Our UDS division consists of four wholly owned and fully consolidated subsidiaries: TechnomedMedical Systems S.A. (‘‘TMS’’), a French corporation, EDAP Technomed Co. Ltd, a Japanese corporation, EDAP Technomed Sdn Bhd, a Malaysian corporation and EDAP Technomed Inc., a U.S. corporation. The UDS division also includes a South Korean branch office, Technomed Korea. The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological and other clinical indications. The UDS division had total revenues of €15.6 million during the fiscal year ended December 31, 2006.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anaesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith Praktis, which is available for commercial distribution in the European Union, Japan, Canada and the United States; and the Sonolith Vision, which is available for commercial distribution in the European Union, Japan and Canada only. The UDS division had an installed base of 452 ESWL lithotripters worldwide as of December 31, 2006.

In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services, including the maintenance and services business of HIFU-related devices and accessories on behalf of the HIFU division. The UDS division, as an additional part of its contract manufacturing business, manufactures HIFU related devices and accessories, including disposables, on behalf of the HIFU division. It also derives revenues from the distribution of Prostatron parts and related services in Japan and Italy under the Distribution Agreement entered into with Urologix in October 2000.

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

The UDS division, via its Japanese subsidiary, recently signed an agreement with a Japanese Company, Medi Trend KK, importer of a new Muscle Trainer Device, manufactured by the U.S. company Neotonus, Inc, to distribute this system in Japan. This device helps users to exercise all of the muscles of the pelvic floor region. The UDS division, via its French subsidiary TMS SA, also recently signed a distribution agreement with LMA, a Swiss corporation, to distribute their StoneBreaker system dedicated to the fragmentation of urinary stones. This device complements our lithotripsy line as it allows the targeting of stones that are not accessible with ESWL generators.

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

•

Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that a combination of continued investment in lowering end-user costs and offering units that are easily adaptable to various treatment environments, and a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘—UDS Division Products’’.

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

UDS Division Patents and Intellectual Property

As of December 31, 2006, the UDS division’s patent portfolio contained 15 patents consisting of 5 in the United States, 8 in the European Union and Japan and 2 in Israel and the rest of the world. They belong to 9 families covering key technologies relating to ESWL systems and associated software capabilities.

An additional 4 patents covering certain other aspects of ESWL piezoelectric technologies in the European Union, the United States and Japan are still in the examination process.

During 2006, one patent covering obsolete technology was abandoned in the United States.

The UDS division’s patents cover both piezoelectricity and electroconductivity technologies associated to ESWL treatment head, electrodes and localization systems. The UDS division’s ongoing research and development objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

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

We believe that companies with a large installed base of ESWL lithotripters will be most successful in the replacement market. Consequently, we intend to capitalize on our share of the installed base of ESWL lithotripters to gain a significant position in the replacement market for those machines. We expect the ESWL business to continue to contribute, at historically consistent levels, to the UDS division’s financial results despite the mature nature of the market, due to revenues from maintenance contracts and demand for replacement machines. See Item 5, ‘‘Operating and Financial Review and Prospects’’.

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

UDS Division Sales and Distribution of Products

The UDS division markets, sells and services its products through its own direct sales and service organization as well as through third-party distributors and agents. The UDS division has an established direct sales and service platform in France, Italy, Japan, South Korea and Malaysia and markets its products through agents and third-party distributors in several other countries. In December 2002, the UDS division closed its direct sales and service office in the United States. In February 2004, HealthTronics was appointed distributor in the United States for our Sonolith Praktis lithotripters. We are currently in the process of negotiating a termination agreement with HealthTronics, which we expect to be finalized in the coming weeks. See Item 4, “Information on the Company—History and Development of the Company.”

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

In addition, the manufacturing operations of TMS (a French corporation that is the primary manufacturing organization of the UDS division) must comply with the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document tractability and retention, among other things. TMS’s facilities are also subject to scheduled inspections by the FDA. TMS has obtained the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications, which indicate compliance by TMS’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. TMS also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. See ‘‘—Government Regulation—

Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

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

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2006, 2005 and 2004 is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere in this annual report. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

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

Revenue Recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and usually provides a one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

Sales of Revenue-Per-Procedure Treatments and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. If a contract of RPP includes a minimum number of treatments, as long as this level has not been reached, the revenue is recognized on a linear basis over the contract period. Afterwards, the revenue is recognized when the treatment procedure has been completed. Revenues related to the leasing of devices are recognized on a linear basis.

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

Warrants

In accordance with EITF 96-18, we accounted for the warrants issued to HealthTronics in 2004 and 2005 under the distribution agreement (now terminated) based on their fair value measured at the date of milestone achievement. The related amount, which was a non-cash charge, was then recorded as a reduction of revenue since the warrants vested as a result of HealthTronics’ purchase of a specified number of lithotripters and Ablatherms.

We used the Black-Scholes options pricing model to determine the fair value of the warrants that vested pursuant to the distribution agreement. The model was developed to estimate the fair value of traded options that have no vesting restrictions and are fully transferable. The application of the model to the warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate. A change in one or more of these assumptions could result in a material change to the estimated fair value of the vested warrants.

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

Accounts Receivable

We generate most of our revenues and corresponding accounts receivable from sales of medical equipment, spare parts, maintenance and service to public and private hospitals and physicians worldwide. We perform initial credit evaluations of our customers and adjust credit terms based upon customers’ creditworthiness as determined by such things as their payment history, credit ratings and our historical experiences.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on the individual circumstances of each customer on a quarterly basis. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial downgrading of credit scores), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe we will collect. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could be reduced by a material amount.

Inventories

On an annual basis, we analyze our inventories for obsolescence and, upon identification of obsolete stock, we record a full valuation reserve. Inventories are stated at the lower of costs, determined by the first-in, first-out valuation method (‘‘FIFO’’), or market. Our inventory valuation policy is based on a review of forecasted demand compared with existing inventory levels. At December 31, 2004, we determined that certain inventories were not appropriately valued and therefore reserved €0.3 million against these inventories. At December 31, 2005, we determined that certain inventories were not appropriately valued and therefore reserved €0.4 million against these inventories. At December 31, 2006, we determined that certain inventories were not appropriately valued and therefore reserved €0.4 million against these inventories.

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

Deferred Tax

As of December 31, 2006, we had approximately €85 thousand deferred tax assets principally related to the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws.

We also have a history of operating loss carryforwards with various future expirations. However, it is our policy to recognize a full valuation reserve against these deferred tax assets because we cannot be assured of future operating profits sufficient to utilize these assets before their expiration.

Operating Results

Overview

Total revenues include sales of our medical devices and sales of disposables ("sales of goods"), sales of RPPs and leases, and sales of spare parts, supplies and services, both net of commissions, as well as other revenues.

Net sales of medical devices have historically been comprised of net sales of Prostatrons, ESWL lithotripters and Ablatherms. With respect to lithotripter revenues, we booked in 2004 and 2005 a non-cash charge as a reduction of revenue as the warrants we granted to HealthTronics under the Distribution

Agreement vested as a result of the purchase by Healthtronics of a certain number of lithotripters and one Ablatherm. Following HealthTronics’s announcement that it wished to terminate the Distribution Agreement, we are negotiating a termination agreement with them, which we currently expect to be finalized in the coming weeks. Pursuant to the expected termination agreement, HealthTronics would exercise 200,000 of the warrants that it had been granted under the Distribution Agreement and the remainder would be cancelled. Therefore, following the signature of the Termination Agreement, we will no longer incur any charges linked to the vesting of warrants. The sale price of our medical devices is subject to variation based on a number of factors, including market competitive environment, warranties and payment terms. Consequently, a particular sale of a medical device may, depending on its terms, result in significant fluctuations in the average unit sale price of the product for a given period, which may not be indicative of a market trend.

Net sales from revenue-per-procedure (RRP) activity include only the revenues arising from the sale of Ablatherm treatment procedures. RRP involves us initially providing devices to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and pay us on a revenue-per-procedure (“RPP”) basis (i.e., on the basis of the number of individual treatments provided). With this business model, the hospital or clinic makes no initial investment until the increase in patient demand justifies the purchase of an Ablatherm. As a consequence, we are able to make Ablatherm treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, but more predictable stream of revenue and, if successful, should lead to more purchases of Ablatherms in the long term. This activity has already increased significantly in the past year and now accounts for approximately half of the net sales of the HIFU division.

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

We derive a significant portion of both net sales of medical devices and net sales of spare parts, supplies and services from our operations in Asia, through our wholly owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 26% of our total revenue in 2006. Net sales of medical devices in Asia represented approximately 20% of such sales in 2006 and consisted primarily of sales of ESWL lithotripters. Net sales of spare parts, supplies and services in Asia represented approximately 31% of such sales in 2006 and related primarily to ESWL lithotripters, reflecting the fact that approximately 40% of the installed base of our ESWL lithotripters are located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2006, approximately 79% of our selling, marketing and general and administrative expenses and approximately 91% of our research and development expenses were denominated in euro, while approximately 32% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we use certain financial instruments for hedging purposes.

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

Consolidated research and development expenses, as described above, amounted to €2.4 million, €1.8 million and €1.5 million in 2006, 2005 and 2004, respectively, representing approximately 12%, 9%,

and 7% of total revenues in 2006, 2005 and 2004, respectively. The increase in research and development in 2006 compared to 2005 was primarily due to an increase in HIFU and ESWL development activities, the development of a newly designed lithotripter and the launch of new clinical studies to maintain our leadership in HIFU for prostate cancer. Beginning 2007, management expects the budget for research and development expenses in Europe (excluding the conduct of FDA clinical trials in the United States) to level off at approximately 11% of total revenues, which allows us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility) to focus our efforts on getting regulatory approvals and reimbursement in key countries and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer. As a result of the termination of our collaboration with HealthTronics, the warrants granted to Healthtronics and linked to certain milestones in the FDA approval process will be canceled.

Selling and marketing expenses amounted to €4.6 million in 2006, €3.8 million in 2005 and €3.4 million in 2004. The increase of 23% from 2005 to 2006 was primarily due to an increase in marketing expenses, in line with efforts to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer. Management expects those marketing and sales efforts to increase in the future to consolidate the Ablatherm-HIFU technology’s status as a standard of care for prostate cancer in Europe.

In 2006, we recorded €0.3 million of non-recurring operating expenses, including €0.2 million of employee termination expenses and €0.1 million of capital increase expenses. In 2005, the Company did not record any non-recurring operating expense. In 2004, we recorded a non-recurring operating expense of €0.3 million reflecting mainly the costs associated with a reduction of headcount initiated in 2003. See Note 18 of the Notes to the Consolidated Financial Statements.

On February 25, 2004, we entered into a distribution agreement with HealthTronics granting it, among other things, (i) the right to begin clinical trials in the U.S. with the Ablatherm, (ii) the right to seek PMA for the Ablatherm from the FDA and (iii) exclusive Ablatherm distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, we also granted HealthTronics 1 million warrants on January 28, 2005, each entitling HealthTronics to purchase a share of our Company at a price of U.S.$1.50 upon their vesting. Following the announcement by HealthTronics of its intention not to pursue Ablatherm FDA approval. We are negotiating a termination agreement with HealthTronics, which we expect to finalize in the coming weeks. See Item 4, “Information on the Company—History and Development of the Company.” As a consequence, we will no longer incur any charge in the future linked to the vesting of warrants. In accordance with EITF 96-18, we accounted for the warrants issued to HealthTronics under the distribution agreement, in 2004 and 2005, based on their fair value, measured at the date that the warrants vested (which corresponded to dates that certain milestones in the distribution agreement were achieved). The related amount, which was a non-cash charge, was then recorded as a reduction of revenue since the warrants vested as a result of HealthTronics’s purchase of a specified number of devices. The non-cash charge recorded for 2004 as a reduction of revenue related to a series of warrants linked to HealthTronics's purchase of four lithotripters in 2004, in accordance with the terms of the agreement. The non-cash charge recorded for 2005 as a reduction of revenue related to the vesting of a series of warrants linked to HealthTronics's purchase of two lithotripters and one Ablatherm in 2005, in accordance with the terms of the Amendment to the distribution agreement dated December 29, 2005.

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

We believe that our results of operations in the near future will be affected by our ability to control expenses in connection with the development, marketing and commercial launch of HIFU applications, including the Ablatherm, and the funding of Ablatherm trials in the United States in order to continue the FDA process. See ‘‘—Liquidity and Capital Resources.’’ Increases, if any, in expenses may only be offset partially in the near future by revenues arising from sale of HIFU devices and treatments.

See Item 3, ‘‘Key Information—Risk Factors—Risk of Exchange Rate Fluctuations’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on the Company.

In October 2000, we sold our Prostatron business to Urologix. See Item 4, ‘‘Information on the Company’’. Historically we derived a significant proportion of net sales of medical devices and net sales of spare parts, supplies and services from our Prostatron business. Following the sale of the Prostatron business, we continued to generate revenues from the manufacturing and distribution of Prostatron units and disposable parts on behalf of Urologix under the related supply agreement and distribution agreement, although significantly less than before the sale. Revenues from sales under the supply agreement and the distribution agreement represented €0.2 million or approximately 1% of total revenues in 2004, €46 thousand in 2005. The supply agreement terminated in 2003 and subsequent revenue in 2004 and 2005 was derived from outstanding deliverables under the agreement; there was no remaining revenue from the Prostatron business in 2006.

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

Total revenues.

Our total revenues decreased 2.6% from €20.8 million in 2005 to €20.3 million in 2006, principally due to the transition in the HIFU division to the new RPP model, with the increase in the number of treatments invoiced only partially offsetting the decline in the number of machines sold.

HIFU division. The HIFU division’s total revenues decreased 4% from €7.9 million in 2005 (no significant internal segment revenues) to €7.6 million in 2006 (no significant internal segment revenues), principally due to a decrease in the number of Ablatherm units sold, an increase in Ablatherm RPP and revenues related to service activity.

The HIFU division’s net sales of medical devices decreased 38%, from €4.3 million in 2005 (including internal segment revenues) to €2.6 million in 2006, with 8 Ablatherm units sold in 2006 compared to 10 in 2005. Also, the decrease in the average unit sales price from €426 thousand in 2005 to €329 thousand in 2006 was due to the fact that three of the devices sold in 2006 were used machines compared to in 2005, net sales of medical devices included a €0.1 million charge related to the recognition of the non-cash charge associated with the warrants issued to HealthTronics.

Net sales of treatments on a RPP basis directly related to our HIFU mobile activity increased 60%, from €1.7 million in 2005 to €2.8 million in 2006. This was primarily due to an increase in demand as a result of our efforts to increase patient and physician awareness about the availability of Ablatherm-HIFU treatment for localized prostate cancer, which has increased demand from hospitals and clinics, as well as from patients, for this HIFU treatment. Primarily, as a result of the increase in the number of total HIFU treatments, net sales of HIFU-related spare parts, supplies, leasing and services increased 19% from €1.9 million in 2005 to €2.2 million in 2006.

Other HIFU-related revenue increased from €13 thousand in 2005 to €66 thousand in 2006.

UDS division. The UDS division’s total revenues decreased 4% from €16.2 million in 2005 to €15.6 million in 2006 (including €0.1 million related to the recognition of the non-cash charge associated with the warrants issued to HealthTronics in 2005, and including €3.0 million and €3.2 million related to internal segment revenues recorded in 2006 and 2005, respectively).

The UDS division’s net sales of medical devices stabilized at €5.9 million in 2006 (same as 2005) with 38 devices sold in 2006 compared to 34 in 2005. The decrease in the average unit price in 2006 resulted principally from the product mix (with a lower portion of high-range, fully equipped lithotripters from Japan), and from a negative Japanese Yen/Euro exchange rate variation.

Net sales of UDS-related spare parts, supplies and services decreased 6% from €7.0 million in 2005 to €6.6 million in 2006, primarily related to a decrease in rental and service revenues. See ‘‘—Operating Results—Overview.’’

Other UDS-related revenue decreased 68% from €80 thousand in 2005 to €26 thousand in 2006, primarily related to a reduction in the royalties received.

Cost of sales.

Cost of sales decreased 3% from €12.3 million in 2005 to €11.9 million in 2006, stable at 59% as a percentage of net sales.

Operating expenses.

Operating expenses increased 16% from €9.8 million in 2005 to €11.4 million in 2006. This increase in operating expenses was mainly due to our strategy to focus on market education on HIFU and to enhance our Ablatherm-HIFU global leadership position, as well as to develop a newly designed lithotripter to be launched in 2007, to sustain our sales in the UDS division. See Note 18 of the Notes to the Consolidated Financial Statements.

HIFU division R&D expenses increased 18% from €1.0 million in 2005 to €1.2 million in 2006. HIFU division R&D expenses specifically related to the development of new technologies and products and enhancement of existing products, remained stable at €0.6 million in 2006, while clinical trial expenses increased 56% from €0.4 million in 2005 to €0.6 million in 2006, as a result of the development of HIFU clinical studies to strengthen our HIFU clinical leadership. We anticipate these expenses will increase in the future, in line with our strategy to launch new clinical studies, thus enhancing our clinical credibility and focusing our efforts on getting regulatory approvals and reimbursement in key countries. See ‘‘—Operating Results—Overview.’’

UDS division R&D expenses increased 63% from €0.7 million in 2005 to €1.2 million in 2006, as a result of design development on lithotripters. UDS division R&D expenses specifically related to the development of new technologies and product enhancement increased 72% from €0.4 million in 2005 to €0.6 million in 2006. See ‘‘— Operating Results—Overview.’’

HIFU division marketing expenses increased 86% from €0.6 million in 2005 to €1.1 million in 2006, as a result of our continuing efforts to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer. We anticipate these expenses will increase in the future. See ‘‘—Operating Results—Overview.’’

HIFU division selling expenses remained stable at €1.4 million in 2006 (18% of net sales).We anticipate these expenses will increase in the future, as we execute the HIFU dedicated marketing and sales strategy to increase penetration of Ablatherm-HIFU on the European market.

UDS division selling expenses increased 15% from €1.4 million in 2005 to €1.7 million in 2006. We anticipate that these expenses will remain stable in the future. As a percentage of net sales, selling expenses increased from 9% in 2005 to 10% in 2006.

General and administrative expenses, at the consolidated level, remained stable at €4.3 million in 2006. As a percentage of net sales, general and administrative expenses increased from 20% in 2005 to 22% in 2006. Our holding company continues to manage these expenses so that the expenses at each of the divisions remain consistent with the business and revenue levels of each segment.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €3.1 million in 2006, including the holding company expenses, as compared to a consolidated operating loss of €1.3 million in 2005.

We realized an operating loss in the HIFU division of €0.3 million in 2006, compared to an operating profit of €0.1 million in 2005 and an operating loss in the UDS division of €0.5 million in 2006, as compared to operating profit of €0.2 million in 2005.

Interest income, net. Interest income, net remained stable at €0.1 million in 2005 and 2006.

Foreign currency exchange gains (loss), net. In 2006, we recorded a net foreign currency exchange loss of €430 thousand compared to a loss of €38 thousand in 2005 mainly due to the weakening of the Japanese Yen against the Euro.

Other income (expense), net. Other income (expense), net decreased from a gain of €9,000 in 2005 to a loss of €5,000 in 2006.

Income taxes. We recorded a corporate income tax expense of €56 thousand in 2006 compared to €0.1 million in 2005, principally reflecting current income tax. In 2004, this income tax also reflected an exceptional exit tax in France of 2.5% (which was enacted in compensation for the mandatory reclassification as equity of the capital gains tax on participation).

Net loss.

We realized a consolidated net loss of €3.4 million in 2006 compared with consolidated net loss of €1.1 million in 2005, as a result of the factors mentioned above.

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

Foreign currency exchange gains (loss), net. In 2004, we recorded a net foreign currency exchange loss of €38,000 compared to a gain of €0.2 million in 2005 due to a strengthening of the U.S. dollar against the Euro.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2006.

Liquidity and Capital Resources

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices. Cyclical demand has historically resulted in significant annual and quarterly fluctuations in trade and other receivables and inventories, and therefore led to significant variations in working capital requirements and operating cash flows that were not necessarily indicative of changes in our business. We believe our working capital is sufficient for our present working capital requirements although we have in the past experienced negative cash flows and associated risks to liquidity, and may in the future experience the same. Our negative cash flow situation and management’s plans to address it, are described in more detail below.

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

Our cash position as of December 31, 2006, 2005 and 2004, was €10.9 million (including 1 million of short term treasury investments), €8.3 million and €9.4 million, respectively. We experienced positive cash flows of €1.5 million in 2006, and negative cash flows of €1.1 million and €1.0 million in 2005 and 2004, respectively. In 2006, our positive cash flow situation was primarily due to the net capital increase of €5.2 million realized during the summer through a $7.5 million Private Offering in Public Equity. To finance the FDA approval process for the Ablatherm to completion, we are contemplating seeking a dedicated financing, preferably through a debt and/or convertible debt financing.

In 2006, net cash used in operating activities was €1.9 million compared with net cash used in operating activities of €0.3 million and €1.1 million in 2005 and 2004, respectively. In 2006, net cash used in operating activities reflected principally:

-	a net loss of €3.4 million,
-	elimination of €1.9 million of net expenses without effects on cash,
-	an increase in trade accounts receivable of €1.2 million,
-	a decrease in inventories of €0.4 million, reflecting dedicated actions to reduce the level of both the inventory of finished goods and spare parts,
-	an increase in accrued expenses and other current liabilities of €0.3 million.

In 2005, net cash used in operating activities reflected principally a net loss of €1.1 million, an increase in trade accounts of €1.5 million, an increase in inventories of €0.7 million, an increase in trade accounts payable of €0.7 million and an increase in accrued expenses and other current liabilities of €0.4 million.

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

In 2006, net cash used in investing activities was €1.6 million compared with net cash used of €1.1 million in investing activities in 2005 and no net cash used in investing activities in 2004. In 2006, net cash used in investing activities reflected principally an increased investment of €1.3 million in capitalized assets produced by the company (mainly Ablatherm devices as a support of the Revenue-Per-Procedure business model in HIFU), an investment of €0.2 million in property and equipment, net proceeds from sales of lease-back assets of €0.7 million and net proceeds from sales of assets of €0.2 million. Cash flows from investing activities also include short term treasury investments of €1.0 million, as part of the cash management investment support.

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

In 2006, net cash provided by financing activities was €5.2 million compared with net cash provided in financing activities of €0.2 million in 2005, and net cash used of €0.1 million in 2004. In 2006 net cash provided by financing activities reflected principally a share capital increase of €5.2 million, a short-term debt increase of €0.4 million, an increase in long term borrowing for €0.2 million reimbursed of €0.2 million and repayment of capital lease obligations totaling €0.5 million.

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

We anticipate that cash flows from operations, together with our current cash balances, will provide us with sufficient resources to sustain our European strategy and bring our European operations to a cash positive situation. As discussed above, we are contemplating raising additional funding to finance our U.S. strategy and the FDA approval process requirements over the next four years.

Our future cash flow may also be affected by the expansion of our mobile RPP business. In 1999, in an effort to increase the availability of our equipment, we implemented a new marketing strategy of leasing our medical devices on a monthly, quarterly or yearly basis, rather than selling them directly to end-users, and in 2002, we began to develop our mobile activity by making certain devices available to hospitals and clinics free of charge, charging instead on the basis of each procedure that was performed. Relative to the sale of devices, this business model initially generates smaller, but more predictable cash flows. The RPP model is now established in Europe as a growth and profitability model, and we will continue expand this business model in the near future.

Our policy is that the treasury function should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury function currently adheres to this objective with the use of fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale-leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts, at each of our subsidiaries, in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes. As of December 31, 2006 and as of March 16, 2007, there were no outstanding hedging instruments.

Contractual Obligations and Commercial Commitments as of December 31, 2006 (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt..............................	1 308	1 308	—	—	—
Long-Term Debt..............................	181	123	58	—	—
Capital Lease Obligations................	1 132	436	696	—	—
Operating Leases..............................	836	452	384	—	—

New Accounting Pronouncements

(i) Accounting for Certain Hybrid Financial Instruments

FAS No. 155 "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and No. 140" was issued in February 2006 and is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. FAS No.155 provides entity with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with FAS No. 133. FAS No. 155 allows an entity to make an irrevocable election to measure such hybrid financial instrument at fair value in its entirety with changes in fair value recognized in earnings.

The adoption of FAS No. 155 will have no material effect on the Group's earnings and shareholder's equity, as determined under U.S. GAAP.

(ii) Accounting for Servicing of Financial Assets

FAS No. 156 "Accounting for Servicing of Financial Assets, an amendment of FASB Statements No. 140" was issued in March 2006 and is effective prospectively to all transactions occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. FAS No. 156 requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations.

The adoption of FAS No. 156 will have no material effect on the Group's earnings and shareholder's equity, as determined under U.S. GAAP.

(iii) Fair Value Measurements

FAS No. 157 “Fair Value Measurements” was issued in September 2006 and is effective prospectively for fiscal years beginning after November 15, 2007. FAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement also sets out a fair value hierarchy.

The adoption of FAS No. 157 is not expected to have significant effect on the Group's earnings and shareholder's equity, as determined under U.S. GAAP.

(iv) Accounting for Defined Benefit Pension and Other Postretirement Plans

FAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans –an amendment of FASB Statements No.87, 88, 106, 132(R)”, was issued in September 2006 and is effective for fiscal years ending after December 15,2006. FAS No. 158 requires a full recognition of the plan overfunded or underfunded status of its benefit plans in the balance sheet. Therefore, unrecognized actuarial gain and loss and prior service costs and credits need to be recognized in Other Comprehensive Income and are “recycled” to the income statement based on current amortization and recognition criteria.

In addition, the statement also required a company to measure its plan assets and benefit obligations as of its year-end balance sheet date.

(v) FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" - an interpretation of FASB Statement No. 109

On July 2006, the FASB issued FIN No. 48 which is effective for fiscal years beginning after December 15, 2006, and should be applied to all tax positions upon initial adoption. FIN No. 48 clarifies the accounting for income taxes by prescribing a "more-likely-than-not" recognition threshold a tax position is required to meet before being recognised in the financial statements. Once the recognition threshold has been met, FIN No. 48 requires to recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

The Interpretation also requires making explicit disclosures about uncertainties in Company's income tax positions.

The adoption of FIN No. 48 is not expected to have significant effect on the Group's earnings and shareholder's equity, as determined under U.S. GAAP.

(vi) Planned Major Maintenance Activities

On September 2006, the FASB issued FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” which is effective for the fiscal year beginning after December 15, 2006 and should be applied retrospectively. The FSP prohibits the use of the accrue-in advance method of accounting for planned major maintenance activities. It continues to permit the application of the other three alternative methods of accounting for planned major maintenance activities: direct expense, built-in overhaul, and deferral.

The adoption of the FSP No. AUG AIR-1 will have no material effect on the Group's earnings and shareholder's equity, as determined under U.S. GAAP

.

 (vii) Fair Value Option for Financial Assets and Financial Liabilities

FAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" was issued in February 2007 and is effective as of the beginning of the first fiscal year that begins after November 15, 2007. FAS No. 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. The adoption of FAS No. 159 is not expected to have significant effect on the Group's earnings and shareholder's equity, as adjusted to accord with U.S. GAAP.

(viii) Quantification of financial statement misstatements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108) regarding the quantification of financial statement misstatements. SAB 108 requires a “dual approach” for quantifications of errors consisting of "the roll-over method" and the "iron curtain method". The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements and the iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. EDAP adopted the provisions of SAB 108 for the year ended December 31, 2006. The adoption of this standard did not have a material impact on EDAP.

Research and Development, Patents and Licenses

See “-Operating Results-Overview” and Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and ‘‘Information on the Company—Urology and Services Division—UDS Division Patents and Intellectual Property.’’

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of March 16, 2007. The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer listed below have entered into employment contracts with the Company or its subsidiaries (which permits the employee to resign subject to varying notice periods). On March 31, 2007, a transition will occur whereby the current Chief Executive Officer will be stepping down to join the Board of Directors, and the current Chief Operating Officer will officially be appointed Chief Executive Officer. This transition plan was publicly announced in December 2006. In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.4 million.

Name	Age	Position
Philippe Chauveau	71	Chairman of the Board of Directors

Hugues de Bantel	37	Chief Executive Officer of EDAP TMS S.A.

Marc Oczachowski	35	Chief Operating Officer of EDAP TMS SA and President of the HIFU Division and the UDS Division

Eric Soyer	40	Chief Financial Officer of EDAP TMS SA

Philippe Chauveau	In 1997, Philippe Chauveau was named chairman of EDAP-TMS S.A.'s Supervisory Board, involving a two-tier board structure overseeing a Management Board. In 2002, both these boards were replaced by a single Board of Directors, which Philippe Chauveau headed as Chairman and CEO. While remaining Chairman of the Board, he was succeeded by Hugues de Bantel as CEO in 2004. Since 2000, Philippe Chauveau was also founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. He is also personal executive coach to senior research leaders at Hoffmann LaRoche. Additionally, he is involved in management development programs at Solvay Business School, in Brussels, Belgium. He was R&D Vice-President at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & G amble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Hugues de Bantel	Hugues de Bantel joined the Company in 1996, and since then has served as Asia Pacific Area Manager and Manager of EDAP Technomed Malaysia from its founding in 1997 and, since April 2000, President of EDAP Technomed Japan. He was appointed President of TMS S.A. on November 6, 2002, and President of EDAP S.A. on November 13, 2003. Before joining EDAP Technomed, Mr. de Bantel was Sales Manager for Europe and Asia at AFE’s Lifts Division. He previously worked at Procter & Gamble as Area Sales Manager. Mr. de Bantel graduated from Ecole Superieure de Commerce, Rouen (France).

Marc Oczachowski	Marc Oczachowski joined the company in May 1997 as Area Sales Manager, based in Lyon, France. From March 2001 to January 2004, he held management positions as General Manager of EDAP Technomed Malaysia. Previously he worked for Sodem Systems - power tools for orthopedie - as Area Sales Manager. He is a graduate of Institut Commercial de Lyon, France

Eric Soyer	Eric Soyer joined the Company in December 2006. He was previously CFO of Medica, a € 270 million French company operating 108 nursing home and post-care clinics throughout France and Italy. Previously he was CFO and a Managing Director of April Group, an insurance services business with 22 subsidiaries in France, the UK, Spain, Germany and Italy. He has international experience as a controller and cost accountant for Michelin Group in France, the United States and Africa. Eric Soyer has degrees from Clermont Management School, the University of Kansas and the HEC Paris School of Management.
Board of Directors

The following table sets forth the names of the members of the Board of Directors and the background of the members of the Board of Directors who are individuals. The mandate for each member of the Board of Directors expires on the date of the assembly meeting of shareholders approving the financial results for fiscal year 2007. There is no contract providing for benefits upon termination of Director’s mandates.

Philippe Chauveau	See biography under “—Senior Executive Officers.”
Pierre Beysson Age: 65

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

Karim Fizazi Age: 41

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

Guy Vallancien Age: 60

Dr. Guy Vallancien was appointed as a member of the Company's Board of Directors in November 2002. He is Professor of Urology and Chief of the Urology Department at the Institut Mutualiste Montsouris (Paris, France). He was a member of the Executive Committee of the French Urological Association (AFU) from 1986 to 1992 and is a member of the European and International Urological Association.

Jean-Philippe Deschamps Age: 65

Pr. Jean-Philippe Deschamps was appointed as a member of the Company's Board of Directors in March 2007. He is Professor of Technology and Innovation Management at IMD, in Lausanne, Switzerland. Prior to joining IMD in November 1996, he was based in Brussels as a corporate Vice-President with Arthur D. Little and Chairman of the firm's technology and innovation management practice, which he created in 1981. Before that, he was Arthur D. Little's first European practice leader for strategy and organisation. He has thirty years of international management consulting experience throughout Europe, North America, Asia and the Middle East. He Graduated from Ecole des Hautes Etudes Commerciales in Paris and received his MBA from INSEAD and from the Harvard Business School.

Compensation and Options

On December 17, 2002, the Board of Directors decided that the whole Board of Directors would act as a ‘‘Compensation Committee’’ to review the compensation of our Senior Executive Officers and to propose any changes to compensation paid to the Board of Directors, which under French law is the competent body to approve any such change. On July 22, 2005, to comply with Nasdaq Corporate Governance rules, the Board of Directors decided to review the composition of the Compensation Committee and appointed two members out of the six Directors: Mr. Olivier Missoffe and Mr. Pierre Beysson, to act as the Compensation Committee. Mr. Olivier Missoffe was elected Chairman of the Compensation Committee. On December 15, 2006, following the resignation of Olivier Missoffe as member of the Board for personal reasons, it was decided that the whole Board would act temporarily as a "Compensation Committee" provided that the majority of independent members would participate in the votes for Management compensations. During that meeting, the Board of Directors approved an updated version of the charter of the "Compensation Committee". Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2006 was approximately €0.5 million. No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2006.

As of December 18, 2002, the shareholders of two of our wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized the respective Boards of Directors to grant certain Senior Executive Officers warrants to subscribe to an aggregate of 604,538 new shares of TMS S.A.’s and EDAP S.A.’s common stock. The average exercise price of such warrants is equivalent to the higher of either (a) the share value of the capital of each company or (b) the net book value, each such amount to be calculated on the date of exercise. Following the resignation of the President of EDAP S.A. in November 2003, outstanding warrants allow the current President of each division to subscribe to an aggregate of 252,111 new shares of each of TMS S.A.’s and EDAP S.A.’s common stock. The total number of warrants granted, if exercised, would represent 3.6% and 2.6% of the respective share capital of TMS S.A. and EDAP S.A. after subscription. These warrants begin vesting three years after their date of grant. These warrants to subscribe to shares expire on the earlier of December 18, 2007 or when employment with the Company ceases.

As of December 31, 2006, Senior Executive Officers held an aggregate of 167,425 options to purchase or to subscribe to shares of our common stock, with a weighted average exercise price of €1.78. Of these options, 12,000 expire on December 31, 2008, 19,000 expire on September 25, 2011, 6,425 expire on June 18, 2012 and 130,000 expire on February 24, 2014.

Audit Committee

On December 17, 2002, the Board of Directors decided that the whole Board of Directors will act as an ‘‘Audit Committee’’ headed by Mr. Pierre Beysson. On July 22, 2005, in order to fully comply with Nasdaq Corporate Governance rules on Independence of Directors, the composition of the Company Audit Committee was reviewed. The Board of Directors elected four fully independent Members to the Audit Committee: Mr. Olivier Missoffe, Mr. Guy Vallancien, Mr. Karim Fizazi and Mr. Pierre Beysson, the latter acting as the Head of the Audit Committee. The Audit Committee Charter was also reviewed to reflect those changes. Following Mr. Olivier Missoffe’s resignation from the Board in November 2006, and the appointment of Mr. Jean-Philippe Deschamps on March 8, 2007, the Audit Committee accounts for four fully independent Members as of today. The purpose of the Committee is to:

39

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

Employees

As of December 31, 2004, we employed 122 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	11	21	22	8	3	1	14	80
Italy	3	0	0	0	0	0	2	5
Japan	9	0	13	0	2	0	4	28
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	26	21	38	8	5	1	23	122

As of December 31, 2005, we employed 134 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	13	22	24	8	3	2	15	87
Italy	3	0	0	0	0	0	3	6
Germany	2	0	2	0	0	0	2	4
Japan	9	0	13	0	2	0	4	28
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	30	22	40	8	5	2	27	134

As of December 31, 2006, we employed 142 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	15	22	24	9	3	3	17	93
Italy	3	0	0	0	0	0	2	5
Germany	2	0	2	0	0	0	2	6
Japan	9	0	14	0	2	0	4	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	32	22	43	9	5	3	28	142

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

On March 5, 2007, the CEO exercised 100,000 options to subscribed to 100,000 new shares, thus bringing the total number of issued shares to 9,424,497 and to 8,942,007 the total of voting rights.

On February 28, 2007, Siemens France Holding resigned from the Board of Directors. As of March 16, 2007, Siemens France Holding owned 1,003,250 Shares representing 10.65% of the total share capital and (after subtracting treasury stock which under French law carries no voting rights) 11.22% of the voting rights of the Company.

As of March 16, 2007, the Board of Directors and the Senior Executive Officers of the Company hold a total of 111,125 Shares representing 1.18% of the total share capital and (after subtracting treasury stock which under French law carries no voting rights) 1.24% of the voting rights of the Company.

Options to Purchase or Subscribe for Securities

As of March 16, 2007, we have sponsored six stock purchase and subscription option plans and one Free Performance Shares plan.

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

On January 29, 2004, the shareholders also authorized the Board of Directors to grant up to 1,000,000 warrants to H.T. Prostate LLC, a fully owned subsidiary of HealthTronics Surgical Services Inc, at a fixed price of U.S. $1.50. The Board of Directors granted these warrants on January 28, 2005. Pursuant to an amendment to the agreement between HealthTronics and us, 200,000 warrants were cancelled on December 29, 2005. Pursuant to the termination agreement currently being negotiated between HealthTronics and us, which we expect to finalize in the coming weeks, 200,000 warrants would be exercised in 2007 and the remaining warrants would be cancelled.

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe for free shares were granted by the Board of Directors, based on certain performance criteria to be met for years 2005 and 2006. However, given the dramatic shift of business model during 2005 from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), on January 6, 2006, the Board of Directors decided to cancel the 2005 allocation plan and to set up a new one reflecting the new business model for years 2006 and 2007. On January 6, 2006, in accordance with the

Performance Stock Plan authorized by the shareholders, 564,100 rights to subscribe to new shares were distributed, including new entrants. On July 3, 2006, an additional 13,800 rights to subscribe to new shares were distributed to new entrants. On March 8, 2007, 47,100 rights to subscribe to new shares were granted to new entrants by the Board of Directors, based on certain performance criteria to be met for years 2007 and 2008. On that same date, upon reviewing and approving the consolidated 2006 results, the Board confirmed that 2006 performance criteria fixed by the Board on January 6, 2006 were not met. 313,680 rights to susbscribe to new shares, based on these fixed performance criteria were then cancelled and these shares will then never be subscribed and issued. As of March 16, 2007, only 256,220 rights out of the 625,000 initially distributed were still in force due to employees’ departures.

On December 31, 2006, the duration of our stock option contracts was as follows:

months until expiration	Number of Shares
12	33,625
24	46,900
36	1,212
60	93,000
66	12,425
86	300,000
97	15,000

As of December 31, 2006, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2006		2005		2004
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	593,262	2.50	580,262	2.49	391,262	2.68
Granted			15,000	2.78	325,000	2.19
Exercised	(72,600)	3,20	(1,000)	1.62	0
Forfeited	(18,500)	2,60	(1,000)	3.81	(136,000)	2.34
Expired	-	-	-	-	-	-
Outstanding on December 31,	502,162	2.38	593,262	2.50	580,262	2.49
Exercisable on December 31,	405,162	2,73	409,652	2.45	219,547	2.99
Shares purchase options available for grant on December 31	0	-	0	-	0	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2006:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.81	71,525	1.5	3.81	71,525	3.81
2.78	15,000	8.1	2.78	15,000	2.78
2.60	200,000	7.2	2.60	103,000	2.60
2.08(1)	93,000	5.0	2.08	93,000	2.08
2.02(2)	12,425	5.5	2.02	12,425	2.02
1.83	10,212	2.5	1.83	10,212	1.83
1.28	100,000	7.2	1.28	100,000	1.28
1.28 to 3.81	502,162	5.9	2.39	405,162	2.34
(1)

All the 93,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = € 1.085).

(2)

All the 12,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = € 1.0545).

As of March 16, 2007, 25,000 options to purchase 25,000 shares of the company were exercised, bringing to 482,490 the number of treasury stocks held by the company.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly. At March 16, 2007, to our knowledge, the following persons had beneficial ownership of more than 5% of the Shares: Siemens France Holding owned 1,003,250 Shares representing 10.65% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 11.22% of voting rights, Wells Capital Management, Inc., formerly Benson Associates LLC, owned 1,260,425 Shares representing 13.37% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 14.09% of voting rights and Bruce & Co., Inc, owned 550,050 shares representing 5.84% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 6.15% of voting rights. The Shares owned by these persons do not carry special voting rights.

To our knowledge, there have been no significant changes in the percentage of ownership of our Shares over the past three years.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company.

As of March 16, 2007, 9,424,497 Shares were issued, including 8,942,007 outstanding and 482,490 treasury Shares. At the same date, there were 8,258,639 ADSs, each representing one Share, all of which were held of record by 17 registered holders in the United States (including The Depository Trust Company).

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

In 2006, EDAP TMS Korea paid Dae You a total of €74,100 for its services under service maintenance contracts, and Dae You purchased €588,000 of medical devices and services from us.

We purchase certain technological elements from Siemens AG. Total purchases amounted €444,000 in 2006, €547,000 in 2005 and €405,000 in 2004. Payables due to Siemens AG amounted to €17,700, €46,000 and € 3,000 as of December 31, 2006, 2005 and 2004 respectively.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2006, total consolidated export sales, which we define as sales made outside of France, were €14.4 million, which represented 71% of total sales.

Legal Proceedings

To date, we are a party to two product liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure. We retained liability for these two cases following the sale of the Prostatron business to Urologix Inc. in October 2000. However, in one of the two cases, we believe that we may be able to claim indemnification from Urologix. We also believe that the patients’ claims against us are without merit. In addition, if the claims against us are successful, we believe any potential damages assessed against us would be covered by insurance and/or by a contribution obligation of the physicians and/or the organization that provided services with the product. However, these product liability claims could have a material adverse impact on the Company.

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

No dividends were paid with respect to fiscal years 2002 through 2005. Subject to the approval of the shareholders’ meeting to be held on or before June 30, 2007, we do not anticipate paying any dividends with respect to fiscal year 2006.

Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of EDAP TMS and its consolidated subsidiaries since December 31, 2006.

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

Trading Markets

The following tables set forth, for the years 2002 through 2006, the reported high and low sales prices of the ADSs on Nasdaq.

	Nasdaq
	High	Low
	$

2006	21.64	5.12
2005	5.68	3.10
2004	3.92	1.55
2003	1.99	1.00
2002	2.49	1.15

The following tables set forth, for the years 2005 and 2006, the reported high and low sales prices of the ADSs on Nasdaq for each full financial quarter:

	Nasdaq
	High	Low
	$

2006:
First Quarter	21.64	5.30
Second Quarter	19.46	7.02
Third Quarter	12.20	6.50
Fourth Quarter	8.60	5.12
2005:
First Quarter	5.50	3.41
Second Quarter	5.00	3.65
Third Quarter	4.27	3.18
Fourth Quarter	5.68	3.10

The following table sets forth, for the most recent six months (from October 2006 through March 16, 2007), the reported high and low sale prices of the ADSs on Nasdaq for each month:

	Nasdaq
	High	Low
	$
2006:
October	8.60	7.00
November	7.55	5.12
December	6.89	5.33
2007:
January	9.40	5.62
February	8.19	7.06
March (through March 16, 2007)	7.48	6.18

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

The Board of Directors is currently composed of five members who were appointed by the shareholders for a period of six years expiring upon the date of the general shareholders’ meeting approving the financial results for fiscal year 2007. (See Item 6, ‘‘Directors, Senior Management and Employees’’)The tenure of a Director terminates at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such Director comes to an end. Directors may always be re-elected; the Director may also be dismissed at any time at the shareholders’ meeting.

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

One of our employees may be appointed to serve as a Director. His/her contract of employment must however entail actual work obligations. In this case, he/she does not lose the benefit of his/her employment contract.

The number of Directors who are also linked to the Company by an employment contract cannot exceed one third of the Directors then in office and in any case five members.

Directors cannot be more than seventy-five years old. If one of the Directors reaches this limit during his/her tenure, such Director is automatically considered to have resigned at the next general shareholders meeting.

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

As with any other Director, the Chairman cannot be over seventy-five years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor will be appointed. Subject to the age limit provision, the Chairman of the Board may also be re-elected.

The Chief Executive Officer

We are managed by the Chairman of the Board of Directors or an individual elected by the Board bearing the title of Chief Executive Officer. The choice between these two methods of management belongs to the Board of Directors and must be made as provided for by the articles of association. On July 1, 2004, the Board of Directors appointed Mr. Hugues de Bantel as Chief Executive Officer. Following a Management succession plan announced in December 2006, Hugues de Bantel will be replaced by Marc Oczachowski, current Chief Operating Officer. Hugues de Bantel will be appointed Member of the Board of Directors.

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

The Chief Executive Officer cannot be over seventy years old. In case the Chief Executive Officer reaches this limit during his/her office, he/she is automatically considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor must be appointed.

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

Under French law, dividends are distributed to shareholders pro rata according to their respective shareholdings. Dividends are payable to holders of shares outstanding on the date of the shareholders' meeting deciding the distribution of dividends, or in the case of interim dividends, on the date of the Board of Directors meeting approving the distribution of interim dividends. However, holders of newly issued shares may have their rights to dividends limited with respect to certain fiscal years. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the Board of Directors in the absence of such a decision by the shareholders. The payment of the dividends must occur within nine months from the end of the Company’s fiscal year. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

If the Company is liquidated, the Company’s assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of the shares, then the surplus, if any, will be distributed pro rata among the shareholders based on the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any.

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

To assist in the successful completion of clinical trials to obtain FDA approval for the Ablatherm, we partnered with HealthTronics and signed a Distribution Agreement in February 2004 for assistance in the approval process for re-submission of an IDE to the FDA. Trials in the United States started in May 2006, with several centers fully approved and enrolling patients. In November 2006, HealthTronics informed us that they intended to discontinue Ablatherm FDA trials, at which time the trials were suspended. The parties are in the process of negotiating a termination agreement, which we expect to finalize in the coming weeks, whereby HealthTronics will transition the study to EDAP, upon payment of agreed compensation by HealthTronics. This will allow us to resume the trials soon while we look for the necessary resources to fund the study ourselves. See Item 3, “Risk Factors—Our future revenue growth a nd income depends, among other things, on the success of our HIFU technology”, and Item 4, “Information on the Company—History and Development of the Company.”

On August 3, 2006, we closed a private placement of 961,676 ordinary shares in the form of American Depositary Shares, resulting in net proceeds of approximately $7.5 million. The Securities Purchase Agreement among EDAP TMS S.A. and each purchaser set forth the purchase price for the ordinary shares. The terms for registering the American Depositary Shares with the SEC are covered by the Registration Rights Agreement.

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

New Tax Credit

As a result of the reforms implemented by the French Finance Law for 2004 and the French Finance Law for 2006, from January 1, 2006, French resident individuals are taxed on only 60% of the dividends they receive and, in addition to a fixed allowance, are entitled to a tax credit equal to 50% of all dividends received within one year (the "Tax Credit"). The Tax Credit is capped at €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals may, depending on the provisions of the income tax treaty (if any) between France and their country of residence, benefit from a refund of the Tax Credit (net of applicable withholding tax) under certain conditions, subject to compliance with the procedures for claiming benefits under the applicable treaty. The French tax authorities have not yet issued any guidance with regard to the procedures for claiming the refund of the Tax Credit to non-resident individuals.

Individual investors are urged to consult their own tax advisors in this respect.

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

Holders should consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of Shares or ADSs in light of their particular circumstances, including the effect of any state, local, or other laws.

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the Tax Credit available to French resident individuals, as described above. However, under the Treaty, holders can claim the benefit of a reduced dividend withholding tax rate of 15%.

In addition, individual U.S. holders may be entitled to a refund of the Tax Credit, less a 15% withholding tax (subject to the discussion of the Tax Credit above), provided that they are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals.

U.S. holders that are not individuals are no longer entitled to tax credit payments from the French Treasury.

French withholding tax will be withheld at the 15% Treaty rate for holders that have established before the date of payment that they are residents of the United States under the Treaty by following the simplified procedure described below.

The gross amount of dividends and Tax Credit that a U.S. holder receives (before the deduction of French withholding tax) generally will be subject to U.S. federal income taxation as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011 with respect to the Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, we believe that the Company was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 taxable year. In addition, based on the Company’s audited financial statements and our current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate it becoming a PFIC for the 2007 taxable year. Accordingly, dividends paid by us in 2007 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its Shares or ADSs during a year in which the Company was a PFIC and such holder did not make a mark-to-market election (as described under “—Passive Foreign Investment Company Rules” below).

Holders of ADSs and Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Distributions out of earnings and profits with respect to the Shares or ADSs generally will be treated as dividend income from sources outside of the United States, and generally will be treated as “passive category” (or, in the case of certain U.S. holders, “general category”) income for U.S. foreign tax credit purposes with respect to taxable years starting after December 31, 2006, or as “passive” (or, in the case of certain U.S. holders, “financial services”) income with respect to taxable years starting before January 1, 2007. Subject to certain limitations, French income tax withheld in connection with any distribution with respect to the Shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such French withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, a U.S. holder must complete and deliver to the paying agent (through its account holder) a treaty form (Form 5000), to certify in particular that:

•	the U.S. holder is beneficially entitled to the dividend;
•	the U.S. holder is a U.S. resident within the meaning of the Treaty;
•	the dividend is not derived from a permanent establishment or a fixed base that the U.S. holder has in France; and
•	the dividend received is or will be reported to the tax authorities in the United States.

For partnerships and trusts, claims for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

To be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If Form 5000 is not filed before the dividend payment, a withholding tax will be levied at the 25% rate, and a holder would have to claim a refund for the excess under the normal procedure by filing both Form 5000 and Form 5001 no later than December 31 of the second year following the year in which the dividend is paid.

Copies of Form 5000 and Form 5001 may be downloaded from the French tax authorities’ website (www.impots.gouv.fr) and are also available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents in France(10 rue du Centre 93160 Noisy-Le-Grand).

Finally, as mentioned above, the French tax authorities have not yet issued any guidance with respect to the procedures for claiming the refund of the Tax Credit to non-resident individuals.

Capital Gains

Under the Treaty, a U.S. holder will not be subject to French tax on any gain derived from the sale or exchange of Shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by the holder in France.

For U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the Shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. U.S. holders’ ability to offset capital losses against ordinary income is limited.

Passive Foreign Investment Company Rules

The Company will be classified as a PFIC in a particular taxable year if either:

•	75% or more of the Company’s gross income is treated as passive income for purposes of the PFIC rules; or
•	the average percentage of the value of the Company’s assets that produce or are held for the production of passive income is at least 50%.

As discussed above (see “—Dividends”), the Company believes that it was not a PFIC in 2006 and does not anticipate being a PFIC in 2007. However, as discussed in Forms 20-F filed by the Company with respect to prior years, the Company believes that it was a PFIC during certain periods.

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

U.S. holders may be enable to avoid the unfavorable treatment described above by electing to mark their Shares or ADSs to market. For any year in which the Company is a PFIC, a U.S. holder who makes a mark-to-market election would include as ordinary income the excess of the fair market value of the Shares or ADSs at year-end over the holder’s basis in those Shares or ADSs. In addition, any gain recognized upon a sale of Shares or ADSs in such year would be taxed as ordinary income.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments for trading purposes. As of December 31, 2006, we had no outstanding foreign exchange sale contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2006, approximately 79% of our selling and general and administrative expenses and approximately 91% of our research and development expenses were denominated in euro. During the same period, only 68% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2006 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes and minority interests of approximately €65,000 for the year ended December 31, 2006, compared to an increase of approximately €28,000 for the year ended December 31, 2005. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2006 and as of March 16, 2007, we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen. Approximately €0.05 million, €0.2 million and €0.5 million of our outstanding indebtedness at December 31, 2006, 2005 and 2004, respectively, was denominated in Japanese yen. None of our outstanding indebtedness over the past three years was denominated in U.S. dollars. In addition, we had approximately €0.4 million, €0.5 million and €1.2 million of cash denominated in U.S. dollars at December 31, 2006, 2005 and 2004, respectively, and €1.2 million, €0.9 million and €1.3 million of cash denominated in Japanese yen at December 31, 2006, 2005 and 2004, respectively.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported.

There has been no change in our internal control over financial reporting during our 2006 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the chair of the Board’s audit committee, Mr. Pierre Beysson, an independent Director, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2006, there were no waivers of its applicability. We have attached the code of ethics as an exhibit to this report and have made it available on our website at www.edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 and reviewed on July 22, 2005. This requires all services which are to be performed by our external auditors to be pre-approved. This may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. No services which are classified as prohibited services by the U.S. Securities and Exchange Commission under the 2003 Rules were commissioned after May 6, 2003. Our external auditors Ernst & Young Audit (“E&Y”) billed the following services related to our 2006 financial year:

Nature of the Fees	2005 (in €)	2006 (in €)
Audit fees	136,020	175,780
Audit-related fees	97,305	96,850
Tax fees	-	-
All other fees	-	-
Total	233,325	272,630

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

Audit-Related Fees

Audit-related services mainly consisted of services that are normally performed by the external auditor in connection with the auditing of the annual financial statements. Audit-related services also included advice on issues of accounting and reporting which were not classified as audit services, support with the interpretation and implementation of new accounting and reporting standards, auditing of employee benefit plans and support with the implementation of corporate control requirements for reporting.

Tax Fees

Tax services consisted of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the review of tax returns, assistance with tax audits, as well as assistance relating to tax law. No tax services were rendered during the 2006 fiscal year.

All Other Fees

Other services mainly consisted of routine and administrative follow-up of patents and brand names. All these services were unrelated to the audits of our financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2006, neither the Company nor affiliated purchasers made purchases of equity securities of the Company registered pursuant to Section 12 of the Exchange Act.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of July 27, 2006 (together with an English translation thereof).
4.1

(a) Distribution Agreement, dated as of February 25, 2004, among the Company, HT Prostate Therapy Management Company, LLC, EDAP S.A. and Technomed Medical Systems, S.A (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed on June 4, 2004 (File No. 000-29374)).

(b) Amendment No. 1 to the Distribution Agreement dated December 23, 2004 (incorporated herein by reference to Exhibit 4.1(b) to the Annual Report on Form 20-F filed on May 20, 2005 (File No. 000-29374)).
(c) Amendment No. 2 to the Distribution Agreement dated December 29, 2005 (incorporated herein by reference to Exhibit 4.1(c) to the Annual Report on Form 20-F filed on June 6, 2006 (File No. 000-29374)).
4.2

(a) Commercial Leases dated October 1, 2002 and Amendment No. 1 dated October 15, 2002, between Maison Antoine Baud and EDAP TMS S.A., EDAP S.A. and Technomed Medical Systems S.A. (together with an English translation thereof) (incorporated herein by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on May 8, 2003 (File No. 000-29374)).

(b) Amendment No. 2 to commercial leases between TMS S.A. and Maison Antoine Baud, signed on June 28, 2004(incorporated herein by reference to Exhibit 4.2(b) to the Annual Report on Form 20-F filed on May 20, 2005 (File No. 000-29374)).

4.3	Form of Securities Purchase Agreement dated as of July 27, 2006 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1 to the Report of Foreign Private Issuer on Form 6-K/A filed on August 18, 2006 (File No. 000-29374))
4.4	Form of Registration Rights Agreement dated as of July 27, 2006, among EDAP TMS S.A. and the investors signatory thereto (incorporated herein by reference to Exhibit 2 to the Report of Foreign Private Issuer on Form 6-K/A filed on August 18, 2006 (File No. 000-29374)).
8.1	List of subsidiaries of EDAP TMS S.A. as of March 1, 2007.
11.1	Code of Ethics of the Company, approved by the Board of Directors on July 22, 2005(incorporated herein by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on June 6, 2006 (File No. 000-29374)).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Ernst & Young.

.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: March 30, 2007

/s/ HUGUES DE BANTEL

Hugues de Bantel

Chief Executive Officer

Dated: March 30, 2007

/s/ ERIC SOYER

Eric Soyer

Chief Financial Officer

65

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and Shareholders of EDAP TMS S.A.

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. as of December 31, 2004, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of EDAP TMS's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAP TMS, S.A. at December 31, 2004, 2005 and 2006, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 of the Consolidated Financial Statements, the Company adopted, as of January 1, 2006 the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

ERNST & YOUNG Audit

/s/ LAURENT CHAPOULAUD

Represented by

Laurent Chapoulaud

March 30, 2007

Lyon, France

F-1

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2006 and 2005

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2006	2005
Current assets
Cash and cash equivalents	2	9,894	8,317
Net Trade accounts and notes receivable	3	10,142	8,769
Other receivables	4	732	850
Inventories	5	3,766	4,450
Deferred tax assets	21-3	85	0
Prepaid expenses		744	391
Short-term investment	2	1,031
Total current assets		26,393	22,777

Property and equipment, net	6	3,211	3,130
Intangible assets, net	7	71	86
Goodwill	7	2,412	2,412
Deposits and other non-current assets		386	391
Total assets		32,473	28,796
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	8	4,718	4,305
Deferred revenues, current portion	9	669	771
Social security and other payroll withholdings taxes		715	605
Employee absences compensation		467	438
Income taxes payable		31	19
Other accrued liabilities	10	2458	2,305
Short-term borrowings	12	1308	899
Current portion of capital lease obligations	11	436	385
Current portion of long-term debt	13	123	147
Total current liabilities		10,926	9,874

Deferred revenues, non current	9	613	439
Capital lease obligations, non current	11	696	474
Long-term debt, non current	13	58	55
Deferred income taxes	21-3	0	7
Other long-term liabilities	14	880	575
Total liabilities		13,172	11,424
Shareholders’ equity
Common stock, €0.13 par value;
9,324,497 shares issued and 8,817,007 shares outstanding; 8,362,821 shares issued and 7,782,731 shares outstanding at December 31,
2006 and 2005, respectively		1,212	1,087
Additional paid-in capital		25,476	20,359
Retained earnings		(2,835)	597
Cumulative other comprehensive loss		(3,016)	(2,877)
Treasury stock, at cost; 507,490 and 580,090 shares at December 31, 2006 and 2005, respectively		(1,538)	(1,794)
Total shareholders’ equity	15	19,300	17,372
Total liabilities and shareholders’ equity		32,473	28,796

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2006, 2005 and 2004

(in thousands of euros unless otherwise noted)

	Notes	2006	2005	2004
Sales of goods		10,849	12,198	13,823
Sales of RPPs & leases		3,805	3,146	2,986
Sales of spare parts and services		5,520	5,606	5,320
Total sales		20,174	20,952	22,129
Warrants granted			(235)	(174)
Total net sales	16	20,174	20,717	21,955
Other revenues	17	91	93	208
Total revenues		20,265	20,810	22,163

Cost of goods		(5,582)	(6,453)	(7,837)
Cost of RPPs & leases		(1,576)	(1,115)	(862)
Cost of spare parts and services		(4,789)	(4,744)	(4,977)
Total cost of sales		(11,946)	(12,313)	(13,676)

Gross profit		8,319	8,497	8,487

Research and development expenses		(2,442)	(1,784)	(1,523)
Selling and marketing expenses		(4,621)	(3,758)	(3,402)
General and administrative expenses		(4,082)	(4,278)	(4,074)

Non recurring operating expenses	18	(267)	-	(318)
Loss from operations		(3,094)	(1,323)	(830)
Interest income, net	19	153	135	71
Foreign currency exchange gain (loss), net		(430)	218	(38)
Other income (expense), net	20	(5)	9	(74)
Loss before taxes		(3,375)	(961)	(871)
Income tax (expense) benefit	21	(56)	(104)	(278)
Net loss		(3,431)	(1,065)	(1,149)
Basic loss per share	1-18	(0.39)	(0.14)	(0.15)
Diluted loss per share	1-18	(0.39)	(0.14)	(0.15)
Basic Weighted average shares outstanding	1-18	8,817,007	7,782,731	7,781,731
Diluted Weighted average shares outstanding	1-18	9,557,533	8,373,574	8,074,210

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2006, 2005 and 2004

(in thousands of euros unless otherwise noted)

	2006	2005	2004
Net loss	(3,431)	(1,065)	(1,149)
Other comprehensive loss:
Foreign currency translation adjustments	(55)	110	(36)
Provision for retirement indemnities	(84)
Comprehensive loss, net of tax	(3,570)	(955)	(1,185)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2006, 2005 and 2004

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of January 1, 2004	7,781,731	1,087	19,811	2,811	(2,951)	(1,797)	18,961

Net loss				(1,149)			(1,149)
Translation adjustment					(36)		(36)
Warrants and stock options granted			188				188
Balance as of December 31, 2004	7,781,731	1,087	19,999	1,662	(2,987)	(1,797)	17,964
Net loss				(1,065)			(1,065)
Translation adjustment					110		110
Warrants and stock options granted	1,000		360			3	363
Balance as of December 31, 2005	7,782,731	1,087	20,359	597	(2,877)	(1,794)	17,372
Net loss				(3,431)			(3,431)
Translation adjustment					(55)		(55)
Warrants and stock options granted	72,600		4			256	260
Capital increase	961,676	125	5,114				5,239
Provision for retirement indemnities					(84)		(84)
Balance as of December 31, 2006	8,817,007	1,212	25,476	(2,835)	(3,016)	(1,538)	19,300

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2005 and 2004

(in thousands of euros unless otherwise noted).

	2006	2005	2004
Cash flows from operating activities
Net loss	(3,431)	(1,065)	(1,149)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,257	1,202	1,049
Non-cash compensation	32	360	188
Change in allowances for doubtful accounts & slow-moving inventories	273	128	(834)
Change in long-term provisions	229	67	(94)
Net capital loss on disposals of assets	245	—	—
Deferred tax expense/(benefit)	(91)	84	255
Net loss (gain) on sale of assets	—	(21)	(389)
Net loss (gain) on sale of investments available for sale	—	—	—
Operating cash flow	(1,486)	755	(974)

Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	(1,201)	(1,473)	20
Decrease/(Increase) in inventories	429	(681)	2,341
Decrease/(Increase) in prepaid expenses	(353)	41	(9)
(Decrease)/Increase in trade accounts and notes payable	395	632	(439)
(Decrease)/Increase in accrued expenses, other current liabilities	315	441	(1,884)
Working Capital requirement :	(415)	(1040)	29

Net cash used in operating activities	(1,901)	(285)	(945)

Cash flows from investing activities
Capitalized assets produced by the Company	(1,287)	(1,042)	(750)
Net proceeds from sale of leased back assets	737	239	342
Acquisitions of property and equipment	(208)	(372)	(247)
Acquisitions of intangible assets	(43)	(24)	(18)
Acquisitions of short term investments	(1,031)
Net proceeds from sale of assets	221	113	722
Proceeds from sale of investments available for sale	—	—	—
Increase in deposits and guarantees	(18)	(21)	(108)
Reimbursement of deposits and guarantees	—	48	75
Net cash (used in) provided by investing activities	(1,629)	(1,059)	16
Cash flow from financing activities
Proceeds from capital increase	5,239	—	—
Proceeds from long term borrowings	150	288	—
Repayment of long term borrowings	(148)	(93)	(77)
Repayment of obligations under capital leases	(464)	(378)	(316)
Increase/(decrease) in bank overdrafts and short-term borrowings	409	371	310
Net cash used in financing activities	5,186	188	(83)
Net effect of exchange rate changes on cash and cash equivalents	(80)	75	(19)

F-6

Net increase/(decrease) in cash and cash equivalents	1,575	(1,081)	(1,031)
Cash and cash equivalents at beginning of year	8,317	9,398	10,429
Cash and cash equivalents at end of year	9,894	8,317	9,398

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces devices for treating stones of the urinary tract, benign prostatic hyperplasia and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Italy and Asia.

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

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include Technomed Medical Systems S.A. (‘‘TMS S.A.’’), EDAP Technomed Inc., Edap Technomed Sdn Bhd, Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd. (formerly Nippon Euro Edap Technomed KK), EDAP S.A and EDAP Gmbh. Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996. EDAP S.A. was incorporated in May 2000. EDAP Gmbh was created in July 2006. All intercompany transactions and balances are eliminated in consolidation.

1-4 Revenue recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and usually provides a one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

Sales of RPPs and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. If a contract of RPP includes a minimum number of treatments, as long as this level has not been reached, the revenue is recognized on a linear basis over the contract period. Afterwards, the revenue is recognized when the treatment procedure has been completed. Revenues related to the leasing of devices are recognized on a linear basis.

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-5 Shipping and handling costs

The Company recognizes revenue from the shipping and handling of its products as a component of revenue. Shipping and handling costs are recorded as a component of cost of sales.

1-6 Cash equivalents and short term investments

Cash equivalents are cash investments which are highly liquid and have initial maturities of 90 days or less.

Cash investments with a maturity higher than 90 days are considered as short term investments.

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

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions and devices subject to sale and lease-back transactions. This equipment is depreciated over a period of seven years.

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

1-13 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €483 thousand, €517 thousand and €558 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

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

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not utilized, are recoverable in cash. As of December 31, 2006, EDAP TMS had total research tax credits receivable of €111 thousand.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004 were not material to the consolidated financial statements.

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

1-20 Employee stock option plans

At December 31, 2006, the Company had six stock-based employee compensation plans. The Company adopted SFAS 123R, “Share-Based Payment”, effective January 1, 2006. SFAS 123R requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss). Prior to January 1, 2006, the Company followed the Accounting Principle Board (“APB”) Opinion 25, “Accounting for Stocks Issued to Employees”, and related interpretation for the accounting of stock compensation, as permitted by SFAS 123, “Accounting for Stock Based Compensation”.

The Group has elected the modified prospective transition method for adopting SFAS 123R. Compensation cost recognized in the year ended December 31, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of SFAS 123 and determined using the Black-Scholes valuation method, and (2) compensation cost for all share-based payments granted subsequently to January 1, 2006, based on the grants date fair value estimated in accordance with the original provisions of SFAS 123(R) and determined using the Black-Scholes valuation model. Results from prior periods have not been restated.

For options that are subject to garded vesting on a service conditions, the Company recognizes the stock compensation expense under the accelerated recognition method specified in FASB Interpretation (FIN) 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plan”. For options that cliff vest at the end of the vesting period, the Company recognizes the stock compensation expense ratably over the vesting period.

SFAS 123R requires the presentation of pro forma information for the comparative period prior to the adoption as if the group had accounted for all our employee stock options under the fair value method of the original SFAS 123. The following tables illustrate the effect on net income (loss) per share if the group had applied the fair value recognition provision of SFAS 123 to stock-based employee compensation to the prior year-end periods.

For the purpose of this proforma disclosure, the value of the options and warrants was estimated using Black Scholes evaluation model method and amortized to expense over their respective vesting period:

	Year Ended December 31,
	2005	2004
Net loss, as reported	(1,065)	(1,149)
Add: Stock-based employee compensation expense included in
Reported net loss, net of related tax effects	125	14
Deduct: Total stock-based employee compensation expense
Determined under fair value-based method for all awards, net
of related tax effects	(231)	(44)
Pro forma net loss	(1,171)	(1,179)
Loss per share:
Basic, as reported	(0.14)	(0.15)
Basic, pro forma	(0.15)	(0.15)
Diluted, as reported	(0.14)	(0.15)
Diluted, pro forma	(0.15)	(0.15)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2006	2005	2004
Weighted-average expected life (years)		2	3.08
Expected volatility rates		75%	85%
Expected dividend yield		—	—
Risk-free interest rate		4.3%	3.3%
Weighted-average exercise price (€)		2.78	2.19
Weighted-average fair value of options granted during the year (€)		1.82	0.51

1-21 New accounting pronouncements

(i) Accounting for Certain Hybrid Financial Instruments

FAS No. 155 "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and No. 140" was issued in February 2006 and is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. FAS No.155 provides entity with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with FAS No. 133. FAS No. 155 allows an entity to make an irrevocable election to measure such hybrid financial instrument at fair value in its entirety with changes in fair value recognized in earnings.

The adoption of FAS No. 155 will have no material effect on the Group's earnings and shareholder's equity, as determined under U.S GAAP.

(ii) Accounting for Servicing of Financial Assets

FAS No. 156 "Accounting for Servicing of Financial Assets, an amendment of FASB Statements No. 140" was issued in March 2006 and is effective prospectively to all transactions occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. FAS No. 156 requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations.

The adoption of FAS No. 156 will have no material effect on the Group's earnings and shareholder's equity, as determined under U.S GAAP.

(iii) Fair Value Measurements

FAS No. 157 “Fair Value Measurements” was issued in September 2006 and is effective prospectively for fiscal years beginning after November 15, 2007. FAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement also sets out a fair value hierarchy.

The adoption of FAS No. 157 is not expected to have significant effect on the Group's earnings and shareholder's equity, as determined under U.S GAAP.

(iv) Accounting for Defined Benefit Pension and Other Postretirement Plans

FAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans –an amendment of FASB Statements No.87, 88, 106, 132(R)”, was issued in September 2006 and is effective for fiscal years ending after December 15,2006. FAS No. 158 requires a full recognition of the plan overfunded or underfunded status of its benefit plans in the balance sheet. Therefore, unrecognized actuarial gain and loss and prior service costs and credits need to be recognized in Other Comprehensive Income and are “recycled” to the income statement based on current amortization and recognition criteria. In addition, the statement also required a company to measure its plan assets and benefit obligations as of its year-end balance sheet date.

(v) FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" - an interpretation of FASB Statement No. 109

On July 2006, the FASB issued FIN No. 48 which is effective for fiscal years beginning after December 15, 2006, and should be applied to all tax positions upon initial adoption. FIN No. 48 clarifies the accounting for income taxes by prescribing a "more-likely-than-not" recognition threshold a tax position is required to meet before being recognised in the financial statements. Once the recognition threshold has been met, FIN No. 48 requires to recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

The Interpretation also requires making explicit disclosures about uncertainties in Company's income tax positions.

The adoption of FIN No. 48 is not expected to have significant effect on the Group's earnings and shareholder's equity, as determined under U.S GAAP.

(vi) Planned Major Maintenance Activities

On September 2006, the FASB issued FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” which is effective for the fiscal year beginning after December 15, 2006 and should be applied retrospectively. The FSP prohibits the use of the accrue-in advance method of accounting for planned major maintenance activities. It continues to permit the application of the other three alternative methods of accounting for planned major maintenance activities: direct expense, built-in overhaul, and deferral.

The adoption of the FSP No. AUG AIR-1 will have no material effect on the Group's earnings and shareholder's equity, as determined under U.S GAAP.

(vii) Fair Value Option for Financial Assets and Financial Liabilities

FAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" was issued in February 2007 and is effective as of the beginning of the first fiscal year that begins after November 15, 2007. FAS No. 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. The adoption of FAS No. 159 is not expected to have significant effect on the Group's earnings and shareholder's equity, as adjusted to accord with U.S. GAAP.

(viii) Quantification of financial statement misstatements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108) regarding the quantification of financial statement misstatements. SAB 108 requires a “dual approach” for quantifications of errors consisting of "the roll-over method" and the "iron curtain method". The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements and the iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.

EDAP adopted the provisions of SAB 108 for the year ended December 31, 2006. The adoption of this standard did not have a material impact on EDAP.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents are comprised of the following:

	December 31,
	2006	2005
Total cash and cash equivalents	9,894	8,317
Short term investment	1,031	-
Total cash and short term investments	10,925	8,317

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2006	2005
Trade accounts receivable	10 631	9 281
Notes receivable	192	151
Less: allowance for doubtful accounts	(681)	(663)
Total	10 142	8 769

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2006	2005
Value-added taxes receivable	420	521
Research and development tax credit receivable from the French State	111	64
Other receivables from the French State	52	31
Others	149	234
Total	732	850

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2006	2005
Components, spare parts	3 678	3 759
Work-in-progress	495	369
Finished goods	521	1 196
Total gross inventories	4 694	5 324
Less: provision for slow-moving inventory	(928)	(874)
Total	3 766	4 450

The provision for slow moving inventory essentially concerns the components and spare parts. The allowance for slow moving inventory, which is classified as a cost of sales, amounted to €388 thousand, €386 thousand and €252 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

6—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

December 31,
	2006	2005
Equipment	6 690	5 852
Furniture, fixture, and fittings and other	2 341	2 280
Total gross value	9 031	8 132
Less: accumulated depreciation and amortization	(5 820)	(5 002)
Total	3 211	3 130

Depreciation and amortization expense related to property and equipment amounted to €1,200 thousand, €1,145 thousand and €934 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

Capitalized costs on assets held under capital leases of €1,557 thousand and €1,297 thousand are included in property and equipment at December 31, 2006 and 2005, respectively. Accumulated amortization of these assets leased to third parties was €828 thousand and €550 thousand, at December 31, 2006 and 2005, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €277 thousand, €267 thousand and €217 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

7—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its SFAS 131 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment, as the components within each operating segment have similar economic characteristics and thus do not represent separate reporting units. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2006.

The Company completed the required annual impairment test in the fourth quarter of 2006. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 15%, (iii) a residual value based on a multiple of Profit Before Tax (PBT) specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

Intangible assets consist of the following:

	December 31,
	2006	2005
Licenses	486	443
Tradename and trademark	540	585
Patents	412	412
Organization costs	363	363
Total gross value	1 801	1 803
Less: accumulated amortization	(1 730)	(1 717)
Total	71	86

Amortization expenses related to intangible assets amounted to €57 thousand, €57 thousand and €71 thousand, for the years ended December 31, 2006, 2005 and 2004, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €60 thousand.

8—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2006	2005
Trade accounts payable	3 987	3 532
Notes payable	731	773
Total	4 718	4 305

Trade accounts payable usually represent invoices with a due date of 90 days or less.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

9—DEFERRED REVENUES

Deferred revenues consist of the following :

	December 31,
	2006	2005
Deferred revenues on maintenance contracts	447	375
Deferred revenue on RPP	67	-
Deferred revenue on sale of devices	627	645
Deferral of the gain on sale-lease-back transactions	141	189
Total	1 282	1 210
Less long term portion	613	439
Current portion	669	771

10—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2006	2005
Provision for warranty costs	700	700
Value added tax payable	580	543
Accruals for social expenses	344	348
Conditional government subsidies	588	398
Advance from debtors	11	29
Retirement indemnities	20
Others	215	287
Total	2 458	2 305

Changes in the provision for warranty costs are as follows:

	December 31,
	2006	2005
Beginning of year	700	660
Amount used during the year (payments)	(483)	(477)
New warranty expenses	483	517
End of year	700	700

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

11—LEASE OBLIGATIONS

11-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2006, this equipment consists of medical devices for an amount of €1,051 thousand and vehicles for an amount of €81 thousand. Future minimum lease payments under capital leases for the years ending December 31, are as follows:

December 31, 2006

2007	491
2008	341
2009	254
2010	99
Thereafter	61
Total minimum lease payments	1246
Less: amount representing interest	(114)
Present value of minimum lease payments	1132
Less: current portion	436
Long-term portion	696

Interest paid under capital lease obligations was €48 thousand, €28 thousand, and €19 thousand for the years ended December 31, 2006, 2005, and 2004, respectively.

11-2 Operating leases

As of December 31, 2006, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract has a lease term of nine years expiring at the option of the lessee at the end of a first four-year period, then a two-year and finally a three-year period, through 2011 (i.e., in 2006, 2008 or 2011).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	TMS	Japan

2007	267	185
2008	267	118
2009	-	-
Total	533	303

Total rent expense under operating leases amounted to €689 thousand, €703 thousand and €899 thousand for the years ended December 31, 2006, 2005 and 2004, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

12—SHORT-TERM BORROWINGS

As of December 31, 2006, short-term borrowings consist of €430 thousand of account receivables factored and for which the Company is supporting the risk of uncollectibility and loans in euros amounting to €878 thousand with the following conditions:

	Amount	Maturation	Interest rate
TMS SA	103	December 21, 2007	Euribor + 0,5%
EDAP SA	517	June 29, 2007	Euribor + 0,5%
EDAP SA	103	September 28, 2007	Euribor + 0,5%
EDAP SA	155	December 21, 2007	Eonia + 0,5%
Total	878

As of December 31, 2005, short-term borrowings consist of a loan in euros amounting to €155 thousand due to mature on December 20, 2006 at an annual variable rate based on Eonia +0.5% and €744 thousand of account receivables factored and for which the Company is supporting the risk of uncollectibility.

13—LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2006	2005
Japanese yen term loan	49	202
Italy	132	-
Total	181	202
Less current portion	(123)	(147)
Total long-term portion	58	55

Long-term debt at December 31, 2006 matures as follows:

2007	123
2008	58
Total	181

As of December 31, 2006, long-term debt consist of a loan in Japanese yen amounting to JPY 28.1 million (€179 thousand) with a 2.4% interest rate, due to mature on May 11, 2007; and a loan in euro amounting to €150 thousand with a quarterly variable interest rate based on Euribor + 1.375%, due to mature on September 18, 2008.

14—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2006	2005
Provision for retirement indemnities	577	469
Other	303	106
Total	880	575

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions. In addition to government-sponsored plans, certain subsidiaries within the Company have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2006 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases. Calculations have been performed by an actuary consultant.

The actuarial assumptions as of year-end are as follows:

	Pension Benefits – France
	2006	2005	2004
Weighted average assumptions:
Discount rate	4.50%	4.00%	4.50%
Salary increase	2.00%	2.00%	2.00%
Retirement age	65	65	65
Average retirement remaining service period	26	27	26

	Pension Benefits – Japan
	2006	2005	2004
Weighted average assumptions:
Discount rate	1.75%	1.50%	1.50%
Salary increase	1.80%	1.80%	1.80%

The reconciliation between projected benefit obligations and the accumulated benefit obligations is as follows as of December 31, 2006 (in thousands of euros):

	France	Japan

Projected benefit obligation	218	239
Normal cost	21	31
Accumulated benefit obligation	152	208

Provision presentation according to FAS 158 :

Non current liabilities	France	Japan
Current liabilities	212 769	223 914
Non current asset	4 945	15 488
Accumulated other comprehensive income
Total	17 716	(101 654)
	235 430	137 748

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2006:

France	2006	2005	2004
Change in benefit obligations
Benefit obligations at beginning of year	229	132	155
Service cost	23	17	19
Interest cost	9	6	7
Plan amendments	-	-	-
(gain) / loss	(44)	74	(49)
Benefits paids	-	-	-
Benefit obligations at end of year	218	229	132

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	-	-
Return on plan assets	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at end of year

Unrecognized actuarial (gain) loss	(17)	27	(49)
Unrecognized prior service cost	-	-	-
Accrued pension cost	235	202	181

JAPAN	2006	2005	2004
Change in benefit obligations
Benefit obligations at beginning of year	262	217	140
Service cost	32	35	-
Interest cost	3	3	-
Plan amendments	-	-	-
Termination benefits	-	-	25
(gain) / loss	(3)	7	136
Benefits paids	(25)	-	(84)
Exchange rate impact	(30)
Benefit obligations at end of year	239	262	217

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-

Employer contribution	-	-	-
Return on plan assets		-	-
Benefits paid		-	-
Fair value of plan assets at end of year

Unrecognized actuarial (gain) loss	101	130	136
Unrecognized prior service cost	0	0	0
Accrued pension cost	138	132	81

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

15—SHAREHOLDERS’ EQUITY

15-1 Common stock

As of December 31, 2006, EDAP TMS S.A.’s common stock consisted of 9,324,497 issued shares, fully paid, and with a par value of €0.13 each. 8,817,007 of the shares were outstanding.

15-2 Pre-emptive subscription rights

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

15-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. Distributable statutory retained earnings amounted to €26,438 thousand and €22,906 thousand at December 31, 2006 and 2005, respectively. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

15-4 Treasury stock

As of December 31, 2006, the 507,490 shares of treasury stock consisted of (i) 105,150 shares acquired on December 2, 1996 for €418 thousand, (ii) 352,800 shares acquired between August and December 1998 for €1,016 thousand, and (iii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 507,490 shares of treasury stock have been acquired to cover outstanding stock options (see Note 15-5).

15-5 Stock-option plans

As of December 31, 2006, EDAP TMS S.A. sponsored six stock purchase and subscription option plans:

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

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe to free shares were granted to by the Board of Directors, based on certain performances and criteria to be met for years 2005 and 2006. However, given the shift of business model, during 2005, from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), the Board of Directors decided to modify the conditions and performance criteria to be met by employees, to reflect the new business model. Therefore, on January 6, 2006, the Board of Directors cancelled the Free Performance Share Plan approved on March 30, 2005 and set up a new Plan with performance criteria based on the new RPP business model for years 2006 and 2007, in accordance with the Performance Stock plan approved by the shareholders. On January 6, 2006, 564.100 rights to subscribe to new shares were distributed, including new entrants, subject to the achievement of certain milestones in the years 2006 and 2007. On July 3, 2006, 13,800 rights to subscribe to new shares were distributed to new entrants, subject to the achievement of certain milestones in the years 2006 and 2007. As of December 31, 2006, none of the milestones for the year 2006 have been reached. As of December 31, 2006, only 524,900 rights were still in force due to employees departure. This plan is accounted for in compliance with FASB 123-(R).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2006, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2006		2005		2004
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	593,262	2.50	580,262	2.49	391,262	2.68
Granted			15,000	2.78	325,000	2.19
Exercised	(72,600)	3,20	(1,000)	1.62	0
Forfeited	(18,500)	2,60	(1,000)	3.81	(136,000)	2.34
Expired	-	-	-	-	-	-
Outstanding on December 31,	502,162	2.38	593,262	2.50	580,262	2.49
Exercisable on December 31,	405,162	2,73	409,652	2.45	219,547	2.99
Shares purchase options available for grant on December 31	0	-	0	-	0	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2006:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.81	71,525	1.5	3.81	71,525	3.81
2.78	15,000	8.1	2.78	15,000	2.78
2.60	200,000	7.2	2.60	103,000	2.60
2.08(1)	93,000	5.0	2.08	93,000	2.08
2.02(2)	12,425	5.5	2.02	12,425	2.02
1.83	10,212	2.5	1.83	10,212	1.83
1.28	100,000	7.2	1.28	100,000	1.28
1.28 to 3.81	502,162	5.9	2.39	405,162	2.34
(1)

All the 93,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = € 1.085).

(2)

All the 12,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = € 1.0545).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

15-6 Warrants granted to certain employees

As of December 18, 2002, the shareholders of two of the Company’s wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized the respective Boards of Directors to grant certain Senior Executive Officers warrants to subscribe to an aggregate of 604,538 new shares of TMS S.A.’s and EDAP S.A.’s common stock. The average exercise price of such warrants is equivalent to the higher of either (a) the share value of the capital of each company or (b) the net book value, each such amount to be calculated on the date of exercise. Following the resignation of the President of EDAP S.A. in November 2003, outstanding warrants allow the current President of each divisions, to subscribe to an aggregate of 252,111 new shares of each of TMS S.A.’s and EDAP S.A.’s common stock. The total number of warrants granted, if exercised, would represent 3.6% and 2.6% of the respective share capital of TMS S.A. and EDAP S.A. after subscription. These warrants begin vesting three years after their date of grant, i.e. December 18, 2005. These warrants to subscribe to shares expire on the earlier of December 18, 2007 or when employment with the Company ceases. A compensation charge has been booked for an amount of €0 thousand as at December 31, 2006, €115 as at December 31, 2005 and €0 as at December 31, 2004.

16—NET SALES

Net sales consist of the following:

	2006	2005	2004

Sales of goods	10,849	12,198	13,823
Sales of RPPs & Leases	3,805	3,146	2,986
Sales of spare parts & services	5,520	5,606	5,320
Total sales	20,174	20,952	22,129
Warrants granted	-	(235)	(174)
Total net sales	20,174	20,717	21,955

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

In accordance with EITF 96-18, the company accounts for the warrants issued to HealthTronics under the distribution agreement based upon the fair value of the warrants, measured at the date of milestone achievement, as there is no performance obligation from HealthTronics. The related amount, which is a non-cash charge, is then recorded as a reduction of revenue. On December 29, 2005, HealthTronics, through its subsidiary, and EDAP TMS entered into an amendment to the distribution agreement. HealthTronics wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of EDAP's lithotripters in the US, therefore the parties decided to amend the terms and conditions of the contract. From then, no more warrants were directly linked to the purchase of additional lithotripters and revenues from the sales of lithotripters have not been impacted by warrants.

The non-cash charge of €235 thousand recorded for 2005 related to a series of warrants is linked to HealthTronics's purchase of two lithotripters and one Ablatherm in 2005, in accordance with the terms of the Amendment to the distribution agreement dated December 29, 2005.

17—OTHER REVENUES

Other revenues consists of the following:

	2006	2005	2004
Royalties	-	47	163
Grants and others	91	46	45
Total	91	93	208

In 2006, EDAP SA received grants of €45 thousand from ANVAR a French government agency.

TMS S.A. and EDAP S.A. received grants of €6 thousand in 2005 and €25 thousand in 2004, from the French Ministry of Research and Development.

18—OPERATING EXPENSES

Operating expenses include bad debt expenses amounting to €86 thousand, €274 thousand and €204 thousand, for the years ended December 31, 2006, 2005, and 2004. These operating expenses also include allowance for slow moving inventory which is classified as cost of goods sold and amounts to €388 thousand, €386 thousand and €252 thousand for the years ended December 31, 2006, 2005 and 2004 respectively.

In 2006, the Company recorded non recurring expenses of €0.3 million including €0.2 million of employee termination expenses and €0.1 million of capital increase expenses.

In 2004, following the Company’s decision in 2003 to reduce headcount in both divisions, the Company recorded non-recurring expenses of €0.3 million, including €0.2 million of employee termination expenses.

19—INTEREST INCOME, NET

Interest (expense) income, net consists of the following:

	2006	2005	2004
Interest income	224	187	146
Interest expense	(71)	(52)	(75)
Total	153	135	71

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

20—OTHER INCOME (EXPENSE), NET

Other income (expense), consists of the following:

	2006	2005	2004
Other income (expense), net	(5)	9	(74)
Total	(5)	9	(74)

21—INCOME TAXES

21-1 Loss before income taxes

Loss before income taxes is comprised of the following:	2006	2005	2004
France	(2,990)	(755)	(361)
Other countries	(385)	(206)	(510)
Total	(3,375)	(961)	(871)

21-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2006	2005	2004
Current income tax expense:
France	4	38	6
Other countries	(69)	(57)	(29)
Sub-total current income tax expense	(65)	(19)	(23)
Deferred income tax (expense) benefit:
France	72	(90)	(255)
Other countries	(63)	5	-
Sub-total deferred income tax (expense) benefit	9	(85)	(255)
Total	(56)	(104)	(278)

21-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effect of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2006	2005
Elimination of intercompany profit in inventory	169	212
Other items	540	431
Net operating loss carryforwards	6,874	5,941
Total deferred tax assets	7,583	6,584
Capital leases treated as operating leases for tax	(38)	(9)
Exit tax	(81)	(161)
Other items	(224)	(198)
Total deferred tax liabilities	(343)	(368)
Net deferred tax assets	7,240	6,216
Valuation allowance for deferred tax assets	(7,156)	(6,223)
Deferred tax assets (liabilities), net of allowance	84	(7)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Net operating loss carryforwards of €1,889 thousand, €1,801 thousand, €1,910 thousand, €230 thousand, €739 thousand and €13,507 thousand as of December 31, 2006 are available at EDAP Technomed Inc., TMS S.A., EDAP S.A., Edap Technomed Italia S.R.L.,Edap Technomed Co Ltd Japan and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €6,874 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2006, €6,486 thousand out of these €6,874 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2007 through 2013. In accordance with SFAS No. 109, a valuation allowance is recorded as realization of those amounts are not considered probable.

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

In 2006 and 2005, the Company recorded a corporate income tax benefit of €0.1 million, principally reflecting income tax with respect to the results of various subsidiaries. In 2004, the Company recorded a corporate income tax benefit of €0.3 million, principally reflecting income tax with respect to the results of various subsidiaries and an exceptional exit tax in France of 2.5% (which was enacted in compensation for the phase-out of capital gains tax on participation shares). In 2004, the Company has booked a deferred tax liability amounting to €161 thousand related to this exit tax. In 2006 half of this amount has been paid, and the last installment will be paid in 2007, pursuant to the Amended Finance Law of 2004, dated December 30, 2004.

21-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2006	2005	2004
French statutory rate	33.8%	33.8%	34.3%
Research and development tax credit	1.4%	7.6%
Income of foreign subsidiaries taxed at different tax rates	1.3%	1.5%	1.9%
Effect of net operating loss carryforwards and valuation
Allowances	(27.6%)	(22.5%)	(31.4%)
Non deductible entertainment expenses	(1.4%)	(4.9%)	(2.6%)
Other	(9.1%)	(27.7%)	(34.1%)
Effective tax rate	(1.6%)	(12.2%)	(31.9%)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

22—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2006, 2005 and 2004 is as follows:

	For the year ended Dec. 31, 2006			For the year ended Dec. 31, 2005			For the year ended Dec. 31, 2004
	Loss in euro (Numerator)	Shares (Denominator)	Per-Share Amount)	Loss in euro (Numerator)	Shares (Denominator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS
Loss available to
common Shareholders	(3,430,985)	8,817,007	(0.39)	(1,065,375)	7,782,731	(0.14)	(1,148,792)	7,781,731	(0.15)
Effect of dilutive securities:
Stock options		740,526			590,843			292,479
Diluted EPS
Loss available to
common shareholders,
Including assumed
Conversions	(3,430,985)	9,557,533	(0.39)	(1,065,375)	8,373,574	(0.14)	(1,148,792)	8,074,210	(0.15)

23—COMMITMENTS AND CONTINGENCIES

23-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 11- 2.

23-2 Litigation

To date, the Company is a party to two product liability actions in the United States by patients claiming to have been injured in the course of a Prostatron procedure. The Company has agreed to retain liability for these two cases following the sale of the Prostatron business in October 2000. However, in one of the two cases, the Company believes that it may be able to claim indemnification from Urologix. The Company believes that the patients’ claims against the Company are without merit. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2006, and for the year then ended.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

24—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No. 107 ‘‘Disclosure about fair value of financial instruments.’’ The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company’s financial instruments are compared below to the recorded amounts at December 31, 2006 and 2005.

	December 31,		December 31,
	2006 Recorded Value	2006 Estimated Fair Value	2005 Recorded Value	2005 Estimated Fair Value
Assets:
Cash and cash equivalents	9,894	9,894	8,317	8,317
Trade accounts and notes receivable, net (1)	10,142	10,142	8,769	8,769
Short term investment	1,031	1,031	-	-
Liabilities:
Short-term borrowings	1,308	1,308	155	155
Trade accounts payable	3,987	3,987	3,532	3,532
Notes payable	731	731	773	773
Long-term debt	58	54	55	53

(1) Certain prior years amounts have been reclassified to conform to the current year’s presentation

The recorded amount of cash and cash equivalents, restricted short term investment, investments available for sale, trade accounts and notes receivable (drafts), short-term borrowings, and trade accounts and notes payable (drafts) are a reasonable estimate of their fair value due to the short-term maturities of these instruments.

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €0.7 million as of December 31, 2006 and 2005. Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2006 and 2005, the Company did not generate significant revenue with a single customer.

26—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2006, there were no outstanding hedging instruments

27—SEGMENT INFORMATION

In July of fiscal year 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. The following tables set forth the key income statement figures, by segment for fiscal years 2006, 2005 and 2004 and the key balance sheet figures, by segment, for fiscal years 2006 and 2005.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, and goodwill are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2006	2005	2004
Segment operating loss	(3,094)	(1,323)	(830)
Interest income, net	153	135	71
Foreign Currency exchange (losses) gains, net	(430)	218	(38)
Other income, net	(5)	9	(74)
Income tax (expense) credit	(56)	(104)	(278)
Consolidated net loss	(3,431)	(1,065)	(1,149)

A summary of the Company’s operations by business unit is presented below for years ending December 31, 2006, 2005 and 2004:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	Consolidation	Total consolidated
2006
External sales of medical devices	2,633	5,975			8,608
External sales of spares parts,
Supplies & services	4,989	6,578			11,566
Internal segment revenues	12	3,001		(3,013)
Total sales	7,633	15,554		(3,013)	20,174
Warrants granted
Total net sales	7,633	15,554		(3,013)	20,174
External other revenues	66	25			91
Internal other revenues	17			(17)	-
Total revenues	7,715	15,579		(3,030)	20,265
Total COS	(3,607)	(11,069)		2,730	(11,946)
Gross margin	4,108	4,511		(300)	8,319
R&D	(1,231)	(1,212)			(2,442)
Selling expenses	(2,475)	(2,146)			(4,621)
G&A	(696)	(1,700)	(1,687)		(4,083)
Non recurring operating expenses			(267)		(267)
Total expenses	(4,402)	(5,057)	(1,954)		(11,413)
Operating income (loss)	(294)	(546)	(1954)	(300)	(3,094)
Total Assets	13,125	20,945	7,857	(9,454)	32,473
Capital expenditures	1,050	515			1,565
Long-lived assets	2,384	3,650	46		6,080
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	Consolidation	Total consolidated
2005
External sales of medical devices	4,260	5,982			10,242
External sales of spares parts,
Supplies & services	3,685	7,025			10,710
Internal segment revenues	3	3,185		(3,188)
Total sales	7,948	16,192		(3,188)	20,952
Warrants granted	(118)	(117)			(235)
Total net sales	7,830	16,075		(3,188)	20,717
External other revenues	14	79			93
Internal other revenues	105	-		(105)	-
Total revenues	7,949	16,154		(3,293)	20,810
Total COS	(3,998)	(11,457)		3,142	(12,313)
Gross margin	3,951	4,697		(151)	8,497
R&D	(1,042)	(742)			(1,784)
Selling expenses	(1,983)	(1,775)			(3,758)
G&A	(791)	(1,937)	(1,550)		(4,278)
Total expenses	(3,816)	(4,454)	(1,550)		(9,820)
Operating income (loss)	135	243	(1,550)	(151)	(1,323)
Total Assets	9,177	22,163	5,620	(8,164)	28,796
Capital expenditures	696	645			1,341
Long-lived assets	2,172	3,787	59		6,018
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	Consolidation	Total consolidated
2004
External sales of medical devices	3,733	8,189			11,922
External sales of spares parts,
Supplies & services	2,915	7,291			10,206
Internal segment revenues	287	1,905		(2,192)
Total sales	6,935	17,385		(2,192)	22,128
Warrants granted		(174)			(174)
Total net sales	6,935	17,211		(2,192)	21,954
Other revenues	34	174			208
Total revenues	6,969	17,385		(2,192)	22,162
Total COS	(3,749)	(12,119)		2,192	(13,676)
Gross margin	3,220	5,266			8,486
R&D	(817)	(706)			(1,523)
Selling expenses	(1,275)	(2,128)			(3,403)
G&A	(659)	(2,221)	(1,193)		(4,073)
Non recurring	(82)	(27)	(208)		(317)
Total expenses	(2,833)	(5,082)	(1,401)		(9,316)
Operating income (loss)	387	184	(1,401)		(830)
Total Assets	7,162	20,334	6,645	(6,256)	27,885
Capital expenditures	287	844	2		1,133
Long-lived assets	1,781	4,048	31		5,860
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

28—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow- moving inventory
Restated balance as of January 1, 2004	526	1,717
Charges to costs and expenses	204	252
Deductions: write-off provided in prior periods	(25)	(1,265)
Restated balance as of December 31, 2004	705	704
Charges to costs and expenses	274	386
Deductions: write-off provided in prior periods	(316)	(216)
Restated balance as of December 31, 2005	663	874
Charges to costs and expenses	86	388
Deductions: write-off provided in prior periods	(68)	(334)
Restated balance as of December 31, 2006	681	928

29—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
            Interest and income taxes paid are as follows:

	2006	2005	2004
Income taxes paid (refunds received)	204	(66)	(82)
Interest paid	22	7	19
Interest received	150	119	120

Non-cash transactions:	2006	2005	2004
Capital lease obligations incurred	1,132	859	998

30—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You.

EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of the Company medical devices installed in Korea for an amount of €61 thousand, €136 thousand and €63 thousand, for 2006, 2005 and 2004 respectively.

Dae You is also acting as an agent to promote the Company's medical devices in South Korea, and receives commissions on sales.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Dae You also purchased medical devices from the Company and operates them in partnership with hospitals or clinics for an amount of €588 thousand, €396 thousand and €401 thousand in 2006, 2005 and 2004 respectively.

As of December, 31 2006, receivables amounted to €73 thousand and payables to €24 thousand. As of December 31, 2005, receivables amounted to €148 thousand and payables to €83 thousand.

The Company purchases certain technological elements to Siemens AG. Total purchases amounted to €444 thousand in 2006, €547 thousand in 2005 and €405 thousand. As of December 31, 2006, payables due to Siemens AG amounted to €18 thousand and as of December 31, 2005, payables due to Siemens AG amounted to €46 thousand.

31—SUBSEQUENT EVENTS

Following the announcement by HealthTronics of its intention not to pursue Ablatherm FDA approval. We are negotiating a Termination Agreement with HealthTronics, which we expect to be signed in the coming weeks.

