Form 20-F
period 2007-12-31
EDAP TMS SA
filed 2008-03-31
CIK 1041934

As filed with the Securities and Exchange Commission on March 31, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

0-29374
(Commission file number)

EDAP TMS S.A.
(Exact name of registrant as specified in its charter)

France
(Jurisdiction of incorporation or organization)

Parc d’Activites la Poudrette-Lamartine
4/6, rue du Dauphine
69120 Vaulx-en-Velin, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	NASDAQ Global Market
One Ordinary Share
Ordinary Shares, nominal value €0.13 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007: 9,200,757 Ordinary Shares

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X  International Financial Reporting Standards as issued by the International Accounting Standards Board __ Other __

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18 __

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, references herein to “we,” “us” or “our” are to EDAP TMS S.A. and its consolidated subsidiaries and references herein to the “Company,” “EDAP” or “EDAP TMS” are to EDAP TMS S.A.

We prepare our consolidated financial statements in conformity with United States generally accepted accounting principles (‘‘U.S. GAAP’’). In this Annual Report, references to ‘‘euro’’ or ‘‘€’’ are to the legal currency of the countries of the European Monetary Union, including the Republic of France, and references to ‘‘dollars,’’ ‘‘U.S. dollars’’ or ‘‘$’’ are to the legal currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of euro into dollars have been made at the rate of U.S.$1.00 = €0.6848, the rate derived from the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2007. See Item 3, ‘‘Key Information—Exchange Rates’’ for information regarding certain currency exchange rates and Item 11, ‘‘Quantitative and Qualitative Disclosures about Market Risk’’ for a discussion of the effects of fluctuations in currency exchange rates on the Company.

The following are registered trademarks of the Company in the United States: EDAP TMS, EDAP, Technomed, Ablatherm, Ablasonic, Ablapak, Praktis, Pulsolith, Sonolith and Sonolith 2000. This Annual Report also makes references to trade names and trademarks of companies other than the Company.

FORWARD-LOOKING INFORMATION

This report includes certain forward-looking statements, usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation:

•	the effects of intense competition in the markets in which we operate;

•	the uncertainty of market acceptance for our HIFU devices;

•	the uncertainty of reimbursement status of procedures performed with our products;

•	the clinical status of our HIFU devices;

•	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;

•	dependence on our strategic suppliers;

•	any event or other occurrence that would interrupt operations at our primary production facility,

•	reliance on patents, licenses and key proprietary technologies;

•	product liability risk;

•	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;

•	fluctuations in results of operations due to the cyclical nature of demand for medical devices;

•	risks associated with the October 2007 private placement;

•	risks relating to ownership of our securities; and

•	changes in the fair value of the debentures and warrants issued in the October 2007 private placement.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2005, 2006 and 2007 and the selected income statement data for the years ended December 31, 2005, 2006 and 2007 set forth below have been derived from our Consolidated Financial Statements included in this annual report. The selected balance sheet data as of December 31, 2003 and 2004 and the selected income statement data for the year ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2003 and 2004. These financial statements, together with our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
	2003	2004	2005	2006	2007
In thousands of euro, except per share data in euro
INCOME STATEMENT DATA
Total revenues	18,473	22,163	20,810	20,265	22,327
Total net sales	18,030	21,955	20,717	20,174	22,213
Gross profit	5,379	8,487	8,497	8,319	9,179
Operating expenses	(13,500)	(9,317)	(9,820)	(11,413)	(13,268)
Loss from operations	(8,121)	(830)	(1,323)	(3,094)	(4,089)
Income (loss) before income taxes	(9,090)	(871)	(961)	(3,375)	(5,571)
Income tax (expense) benefit	114	(278)	(104)	(56)	140
Net income (loss)	(8,976)	(1,149)	(1,065)	(3,431)	(5,430)
Basic and diluted earnings (loss) per share	(1.15)	(0.15)	(0.14)	(0.39)	(0.59)
Dividends per share(1)	—	—	—	—	—
Weighted average shares
outstanding used in basic and diluted calculation	7,781,731	7,781,731	7,782,731	8,817,007	9,200,757

BALANCE SHEET DATA
Total current assets	25,870	22,041	22,777	26,393	36,124
Property and equipment, net	2,903	2,807	3,130	3,211	4,179
Total current liabilities	11,074	8,272	9,874	10,926	12,884
Total assets	31,910	27,901	28,796	32,473	45,003
Long-term debt, less current portion	7	-	55	58	15,174
Total shareholders’ equity	18,961	17,964	17,372	19,300	14,499

(1)
No dividends were paid with respect to fiscal years 2003 through 2006 and subject to approval of the annual shareholders’ meeting to be held in June 2008, the Company does not anticipate paying any dividend with respect to fiscal year 2007. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

The following table sets forth, for each of the years indicated, the high, low, average and year-end Noon Buying Rates expressed in euro per $1.00.

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€
2003	1.12	0.79	0.88	0.79
2004	0.85	0.73	0.80	0.74
2005	0.86	0.74	0.81	0.84
2006	0.84	0.75	0.79	0.76
2007	0.78	0.67	0.73	0.68

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	End of Month	High	Low	Average
	€	€	€	€
2007
September	0.70	0.73	0.70	0.72
October	0.69	0.71	0.69	0.70
November	0.68	0.69	0.67	0.68
December	0.68	0.70	0.68	0.69

2008
January	0.67	0.69	0.67	0.68
February	0.66	0.69	0.66	0.68
March, through March 16, 2008	0.64	0.66	0.64	0.65

On March 17, 2008, the Noon Buying Rate was U.S.$1.00 = €0.6343

RISK FACTORS

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may affect our business results.

Risks Relating to Our Business

Our future revenue growth and income depends, among other things, on the success of our HIFU technology.

We depend on the success of our High Intensity Focused Ultrasound (“HIFU”) technology for future revenue growth and net income. Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in its commercialization phase in the European Union, Canada and other countries. However, the Ablatherm is not approved for commercial distribution in the United States. In December 2001, our request for an additional Investigational Device Exemption (“IDE”) from the U.S. Food and Drug Administration (“FDA”) to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. After redesigning the clinical protocol, we resumed and plan to complete the clinical trials necessary to obtain FDA approval of the Ablatherm now that we have completed the October 2007 private placement, which resulted in net proceeds of approximately $17.4 million. While we expect these funds to be sufficient to enable us to fund the clinical trials in their entirety, we cannot guarantee that the proceeds will in fact be enough to do so. Also, we cannot guarantee the successful completion of clinical trials nor can we guarantee that the FDA will grant approval to market a device even if clinical trials are successfully completed. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—High Intensity Focused Ultrasound (“HIFU”) Division—HIFU Division Clinical and Regulatory Status.”

Our clinical trials for products using HIFU technology may not be successful.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials, and there can be no assurance that our clinical trials will demonstrate that our products are safe, effective, and marketable. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. We, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies such as the FDA may even refuse to grant exemptions to pursue clinical trials. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

We rely on scientific, technical and clinical data supplied by academics that work with us to evaluate and develop our devices. We cannot assure investors that there are no errors or omissions in such data that would adversely affect the development of our products.

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

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and effectiveness, and any marketing approvals that we may have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for full public reimbursement in Germany and Italy and partial reimbursement from private insurers in the UK, and evidence of the cost effectiveness of a therapy as compared to existing therapies. Acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness and the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

Our cash flow is highly dependent on demand for our products.

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2007, 2006 and 2005, moreover, our operating cash flow was negative due to the cash requirements of operating activities, which we financed using cash and cash equivalents on hand. In addition, our 2007, 2006 and 2005 operating cash flow was negative due to the cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure model, and, in 2007, due to the sponsoring of the pre-market approval (‘‘PMA’’) trials for the FDA’s approval of our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States. Since we anticipate relying principally on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a revenue-per-procedure basis), since each of these activities generates smaller immediate revenues than device sales, and by the implementation of our US clinical trials to seek the FDA’s approval. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. In 2006, we raised new equity funds via a $7.5 million Private Investment in Public Equity, aimed at financing our new marketing and sales campaign to promote and develop the Revenue-Per-Procedure business. Our future cash flow will be affected by the increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services. In October 2007, we raised a $20 million convertible debt via a Private Investment in Public Equity, aimed at financing our pre-market approval trial process to seek the FDA’s approval on our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States (our Ablatherm device, considered as a Class III device by the FDA, must receive pre-market approval by the FDA to ensure its safety and effectiveness). Our future cash flow will be affected by the increased expenses to fund the trials, while there is no assurance that our cash flow will in fact be enough to do so or that clinical trials will be successful or that the FDA will grant approval to market our device even if the trials are successfully completed.

We have a history of operating losses and it is uncertain when and if we will reach profitability.

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. In 2005, we had positive operating income in both of our operating divisions (HIFU division and Urology Devices and Services (“UDS”) division), reflecting efforts to restructure our operations in late 2003 and in control costs and operating losses in our holding company (holding expenses). In 2006, however, we had negative operating income in both of our operating divisions (HIFU division and UDS division), reflecting the clinical, marketing and sales efforts in the HIFU division to develop HIFU’s status as a standard of care, and the research and development (“R&D”) and regulatory efforts in the UDS division to develop a new, high-range lithotripter. In 2007, we also had negative operating income in our UDS division, reflecting the R&D and regulatory efforts in the UDS division to develop a new, high-range lithotripter, and in connection with our FDA/PMA trials, reflecting the regulatory and clinical efforts to resume and conduct our Ablatherm-HIFU PMA trials. Total costs were equal to total revenues for our HIFU division in 2007, due to the increase in revenues and margin on HIFU equipment and RPP treatment sales. We cannot assure investors that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market our devices, in particular the Ablatherm, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, Inc. (‘‘Focus Surgery’’), which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, Inc., USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical Inc. has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various types of cancers, signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. Finally, Chinamed, a Chinese company, is also developing HIFU products for various types of cancer tumors, but the Company is only marketing its HIFU products in China. On April 25, 2007, we signed an exclusive distribution agreement with China Medical Technologies (“Chinamed”) to distribute their HIFU devices in the European Union and Russia once their devices are approved for use in those jurisdictions and on September 21, 2007, we signed a Consulting Agreement with them, pursuant to which we will assist them in obtaining market approvals in Europe for their HIFU products. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

Many of our competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than us and may have more experience in developing, manufacturing, marketing and supporting new medical devices. In addition, our future success will depend in large part on our ability to maintain a leading position in technological innovation, and we cannot assure investors that we will be able to develop new products or enhance our current ones to compete successfully with new or existing technologies. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to those products.

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

Lithotripsy procedures are reimbursed in the European Union, in Japan and in the United States. However, a decision to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. Procedures performed with our Ablatherm device are not reimbursed in the United States or in any of the European Union countries with the exception of Italy, Germany and the UK, where it is partially reimbursed. We cannot assure investors that additional reimbursement approvals will be obtained. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

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

We own patents covering several of our technologies and have additional patent applications pending in the United States, the European Union, Japan and elsewhere. The process of seeking patent protection can be long and expensive and there can be no assurance that our patent applications will result in patents being issued. We also cannot assure investors that our current or future patents are or will be sufficient to provide meaningful protection or commercial advantage to us. Our patents or patent applications could be challenged, invalidated or circumvented in the future. The failure to maintain or obtain necessary patents, licenses or other intellectual property rights from third parties on acceptable terms or the invalidation or cancellation of material patents could have a material adverse effect on our business, financial condition or results of operations. Litigation may be necessary to enforce patents issued to us or to determine the enforceability, scope and validity of the proprietary rights of others. Our competitors, many of which have substantial resources and have made substantial investments in competing technologies, may apply for and obtain patents that will interfere with our ability to make, use or sell certain products either in the United States or in foreign markets, including our HIFU devices.

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

If the use of any of our products results in personal injury or death, we may face significant product liability claims. To date, we are a party to one product liability action in the United States by a patient claiming to have been injured in the course of a Prostatron procedure, for which we have retained liability following the sale of our Prostatron business in October 2000. See Item 5, ‘‘Operating and Financial Review and Prospects—Critical Accounting Policies—Litigation’’ and Item 8, ‘‘Financial Information—Legal Proceedings’’ for more information about this action. This product liability claim, if successful, could have a material adverse effect on our business, financial condition and results of operations.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2007, approximately 77% of our total operating expenses were denominated in euro, while approximately 29% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2007, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs.

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

Risks Relating to the October 2007 Private Placement

If we fail to register the resale of our securities by the applicable deadlines and maintain such registration, we will be subject to substantial penalties.

Under the terms of the registration rights agreement we entered into in connection with the October 2007 private placement, we agreed to secure the registration of a portion of the securities deliverable upon conversion of the debentures and in payment of interest under the debentures by certain dates. In addition, we agreed to secure the registration of the remaining securities deliverable on conversion of the debentures and all of the securities deliverable upon exercise of the warrants by certain dates. If we fail to achieve effectiveness by the required dates, or maintain the effectiveness of the registration statements required under this registration rights agreement, we are subject to significant penalties, including payment of liquidated damages. Because of the SEC’s recent interpretation of Rule 415 under the U.S. Securities Act, as amended (the “Securities Act”), we cannot guarantee we will successfully secure effectiveness of the registration statements or, if it is secured, that we will be able to maintain such effectiveness. Failure to meet these obligations will cause us to incur substantial penalties in the form of liquidated damages and could, given the passage of time, lead to an event of default under the debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation and our ability to continue as a going concern.

If we are required for any reason to repay our outstanding debentures, we would be required to deplete our working capital or raise additional funds. Our failure to repay the debentures, if required, could result in legal action against us, which could require the sale of substantial assets.

The debentures are due and payable on October 30, 2012, unless sooner converted into ordinary shares. Any event of default could require the early repayment of the debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquated damages due in respect of the defaulted debentures. We expect that the full amount of the debentures will be converted into ordinary shares in accordance with the terms of the debentures. If, prior to the maturity date, we are required to repay the debentures in full, we would be required to use our working capital and raise additional funds. If we were unable to repay the debentures when required, the holders could commence legal action against us to recover the amounts due. Any such action would have a material adverse effect on our financial condition and results of operations.

The issuance of shares upon conversion of the debentures and exercise of outstanding warrants will cause immediate and substantial dilution to our existing shareholders.

The issuance of ordinary shares upon conversion of the debentures and exercise of the warrants will result in substantial dilution to the interests of other shareholders since the selling shareholders may ultimately convert and sell the full amount issuable on conversion. Based on the conversion price of the debentures and the exercise price of the warrants at the closing of the October 2007 private placement, up to 4,913,102, including 188,965 shares issuable to our placement agent of our ordinary shares are issuable upon conversion and exercise, representing approximately 53% of our issued and outstanding share capital. In addition, interest on the debentures is payable, under certain circumstances, in ordinary shares, under a formula which is tied to the trading price of our ADRs, and under which there is no upper limit of shares that may be required to be issued under our election to pay interest in ordinary shares. Although no single selling shareholder may convert its debentures and/or exercise its warrants if such conversion or exercise would cause it to own more than 4.99% of our outstanding ordinary, this restriction does not prevent each selling shareholder from converting and/or exercising a portion of its holdings, selling those Securities and then converting the rest of its holdings. In this way, each selling shareholder could sell more than this limit while never holding more than this limit.

We may not be authorized to issue enough ordinary shares or be able to fulfill the conditions precedent to pay interest on the debentures in the form of ordinary shares, and if we fail to do so after we have notified the debenture holders of our intention do so, an event of default under the debentures could occur.

As noted above, interest on the debentures is payable, under certain circumstances, in ordinary shares, under a formula which is tied to the trading price of our ADRs. In order to pay interest in this manner, we need to notify our debenture holders at least 21 trading days prior to the relevant interest payment date and fulfill certain conditions during that notice period, up to and including the date interest is paid. Any such notice is irrevocable. Interest paid in ordinary shares is paid at the “interest conversion rate”, which is based on the trading price of our ADRs during the notice period, after our irrevocable notice has been given. In the event our share price were to fall during the notice period, we would have to deliver a higher number of shares than we may have originally planned at the time we gave the irrevocable notice. In the event the number of shares we are required to deliver exceeds the number of shares we are then authorized by our shareholders to issue, we may not be able to deliver all of the interest shares then due. Additionally, if, on the day we pay interest, we do not fulfill the relevant conditions, we are not permitted to pay interest in the form of ordinary shares. In the event we are not able to deliver shares for any reasons, we will be subject to late fees and our debenture holders may decline to receive interest paid in cash. In the event they do not accept payment in cash, we would not be able to make a complete interest payment or any interest payment at all, which will result in an event of default under the debentures. An event of default with respect to the debentures would have a material adverse effect on our financial conditions and results of operations.

Our increased leverage as a result of the sale of the debentures and warrants in the October 2007 private placement may harm our financial condition and results of operations.

Our total consolidated long-term financial debt as of December 31, 2007 was €15.2 million (approximately $22.2 million) and represented approximately 34% of our total capitalization, including the current portion of indebtedness of approximately €0.058 million (approximately $0.085 million), as of that date. Our level of indebtedness could have important consequences on our future operations, including:

•
Reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; and

•	Limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy.

Provisions in the debentures could discourage an acquisition of us or an investment in us by a third party, even if the acquisition or investment would be favourable to investors.

The debentures prohibit us from engaging in certain transactions, each known as a “fundamental transaction”, including any merger, the sale of all of our assets or a tender offer under which our shareholders are permitted to exchange their shares for cash, securities or property, unless the successor entity agrees to comply with the requirement to provide our debenture holders, upon conversion, with the same property provided to our existing shareholders under the terms of the fundamental transaction. In addition, if we are party to a “fundamental transaction” or “change of control” (as defined in the debenture) or agree to dispose of in excess of 40% of our assets, the holders have the right to require us to redeem the debentures at their election shortly after they are notified of such a change. Any redemption under these circumstances will be at a premium equal to the higher of 130% of the then-outstanding principal amount of the debenture or the outstanding principal amount of the debenture, plus all accrued and unpaid interest, divided by the conversion price then in effect, multiplied by the VWAP (as defined in the debenture) then in effect.

In addition, under the terms of the securities purchase agreement we entered into in the October 2007 private placement, for so long as the debentures are outstanding, we are required to offer the investors who purchased debentures and warrants in the October 2007 private placement the right to participate in certain types of financings we arrange in the future, up to 50% of the value of such financing. We must provide this opportunity unless the offering is an underwritten public offering or an “exempt issuance”. Securities issued to our employees under plans, subject to certain volume limits, will be an exempt issuance, as will securities issued pursuant to strategic transactions with persons who are engaged in a business synergistic with ours. However, securities issued to persons who are not engaged in a synergistic business, such as a financial investor, are not exempt issuances.

The restrictions on the types of transactions we can engage in and the participation rights we may have to offer in future financings may operate to discourage third parties from engaging in these transactions with us, even if those transactions would be beneficial to us and our shareholders.

Changes in the fair value of the debentures and warrants issued in the October 2007 private placement at each balance sheet date could have a significant impact on our financial condition and results of operations.

We use various market parameters to evaluate the fair value of the convertible debentures and warrants issued in the October 2007 private placement at each balance sheet date which could have a significant impact on our financial condition and results of operation as a result of changes in these market parameters. The following market parameters are most likely to change at each balance sheet date and the following paragraphs describe how hypothetical increases or decreases in those market parameters would have affected the fair value of the debentures and warrants as of December 31, 2007:

•
stock volatility: as of December 31, 2007 and every other market parameter being equal, an increase in the stock volatility of 5 percentage points would have resulted in an increase of 4% in the fair value of the convertible debenture and warrants, and a decrease in the stock volatility of 5 percentage points would have resulted in a decrease of 4% in the fair value of the convertible debentures and warrants.

•
the stock value: as of December 31, 2007 and every other market parameter being equal, an increase in the stock value of 10% would have resulted in an increase of 5% in the fair value of the convertible debenture and warrants, and a decrease in the stock value of 10% would have resulted in a decrease of 8% in the fair value of the convertible debentures and warrants.

•
the risk free interest rate: as of December 31, 2007 and every other market parameter being equal, an increase in the risk free interest rate of 1 percentage point would have resulted in a decrease of 1% in the fair value~~,~~ of the convertible debentures and warrants, and a decrease in the risk free interest rate of 1 percentage point would have resulted in an increase of 1% in the fair value of the convertible debentures and warrants.

•
combined sensitivity to market parameters: as of December 31, 2007, a 5 percentage point increase in stock volatility together with a 10% increase in the stock value and a 1 percentage point decrease in the risk free interest rate would have resulted in an increase of 10% in the fair value of the debentures and warrants; conversely, a 5 percentage point decrease in the stock volatility together with a 10% decrease in the stock value and a 1 percentage point increase in the risk free interest rate would have resulted in a decrease of 10% in the fair value of the debentures and warrants.

Risks Relating to Ownership of Securities

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price.

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in December 2007 was 21,118, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2007 and December 31, 2006, was $ 9.40 and $21.64, and $ 4.25 and $5.68, respectively, and the high and low bid price of our ADSs during 2007 was $9.40 and $4.37, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. The price of our Securities, and our ADSs in particular, may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

We may issue additional securities that may be dilutive to our existing shareholders.

The extraordinary general meeting of our shareholders held on May 22, 2007 delegated to our Board of Directors the authority to issue up to 6,000,000 additional shares, either in the form of shares or through the issuance of securities exercisable for or convertible into our shares. We used this authorization to issue the debentures and warrants in the October 2007 private placement. These securities were issued without preferential subscription rights. In addition, 600,000 of the shares authorized at the May 22, 2007 shareholders’ meeting were allowed to be granted to certain of our employees through the issuance of subscription options. On October 29, 2007, 504,088 options to subscribe to 504,088 new shares were granted to certain employees. Finally, 18,840 new ordinary shares may be granted to certain of our employees if they achieve certain performance goals during 2008 pursuant to the Shareholders’ authorization dated February 17, 2005. The issuance of additional ordinary shares, including any additional ordinary shares issuable pursuant to the exercise of preferential subscription rights that may not be available to all of our shareholders, would reduce the proportionate ownership and voting power of then-existing shareholders.

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

We currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

We have not paid any dividend on our shares since 1994, and do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the October 2007 private placement, we agreed not to pay cash dividends on any of our equity securities. Thereafter, declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. See Item 8, “Financial Information—Dividends and Dividend Policy”.

Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts.

An investor in the United States may find it difficult to:

•	effect service of process within the United States against us and our non-U.S. resident directors and officers;

•	enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident directors and officers in France; or

•	bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers.

Holders of ADSs have fewer rights than shareholders and have to act through the Depositary to exercise those rights.

Holders of ADSs do not have the same rights as shareholders and accordingly, cannot exercise rights of shareholders against us. The Bank of New York, as depositary (the “Depositary”), is the registered shareholder of the deposited shares underlying the ADSs, and therefore holders of ADSs will generally have to exercise the rights attached to those shares through the Depositary. We will use reasonable efforts to request that the Depositary notify the holders of ADSs of upcoming votes and ask for voting instructions from them. If a holder fails to return a voting instruction card to the Depositary by the date established by it for receipt of such voting instructions, or if the Depositary receives an improperly completed or blank voting instruction card, or if the voting instructions included in the voting instruction card are illegible or unclear, then such holder will be deemed to have instructed the Depositary to vote its shares and the Depositary shall vote such shares in favour of any resolution proposed or approved by our Board of Directors and against any resolution not so proposed or approved.

Preferential subscription rights may not be available for U.S. persons.

Under French law, shareholders have preferential rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our Securities may not be able to exercise preferential subscription rights for their shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our securities will be unable to exercise their preferential rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities.

For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to holders after we instruct it to do so and provide it with evidence that it is legal to do so. If we fail to do this and the Depositary determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them.

Item 4. Information on the Company

We develop and market the Ablatherm®, an advanced choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option for localized prostate cancer with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option. It is also used for patients who failed a radiotherapy treatment. In addition, we are developing HIFU technology for the treatment of certain other types of tumors. We also produce and commercialize medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (“ESWL”).

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

On February 25, 2004, we finalized a distribution agreement (the “Distribution Agreement”), with a subsidiary of HealthTronics Surgical Services, Inc. ("HealthTronics"), under which HealthTronics agreed to distribute our lithotripters in the United States. Under the Distribution Agreement, 1,000,000 warrants were allocated to HealthTronics, which were to be exercised upon the completion of certain milestones linked to the grant of the Ablatherm pre-market approval and certain minimum sales of lithotripters in the United States. On December 29, 2005, we amended the Distribution Agreement after HealthTronics decided to focus all of its efforts on implementing Ablatherm clinical trials in the United States to gain FDA approval and to cease pursuing distribution of our lithotripters in the United States. In connection with this amendment, 200,000 warrants that had been issued to HealthTronics were cancelled since their exercise was directly linked to future purchases of our lithotripters.

On August 3, 2006, we closed a private placement of 961,676 ordinary shares in the form of American Depositary Shares, resulting in net proceeds of approximately $7.5 million. These funds were and are being used to fund additional marketing efforts to accelerate the adoption of Ablatherm-HIFU in key European markets.

On November 10, 2006, HealthTronics informed us that they intended to cease conducting clinical trials and pursuing the Ablatherm PMA approval.

On April 3, 2007, we executed a Termination Agreement whereby HealthTronics agreed to transfer the Ablatherm FDA study to us. Under the Termination Agreement, HealthTronics exercised 200,000 warrants which had been granted under the Distribution Agreement to acquire 200,000 of our ordinary shares for an aggregate exercise price of $300,000. The 600,000 remaining warrants granted under the Distribution Agreement were cancelled. We also agreed to file a registration statement under the Securities Act of 1933 to enable HealthTronics to resell its shares in transactions that are registered under the Securities Act. Under the Termination Agreement, HealthTronics agreed to pay us $600,000 after the resale registration statement was effective for 60 days and to transfer to us one Ablatherm device and six lithotripters HealthTronics had previously acquired and to return to us two Ablatherm devices we owned.

On April 3, 2007, we executed an Agreement and Release whereby HealthTronics agreed to transfer the Ablatherm FDA study to us. The Agreement and Release was amended on July 9, 2007. Under the Agreement and Release, as amended, HealthTronics exercised 200,000 warrants which had been granted under the Distribution Agreement to acquire 200,000 of our ordinary shares for an aggregate exercise price of $300,000. The 600,000 remaining warrants granted under the Distribution Agreement were cancelled. Pursuant to a registration rights agreement, we also agreed to file a registration statement under the Securities Act to enable HealthTronics to resell its ordinary shares (in the form of ordinary shares or ADSs) in transactions that are registered under the Securities Act. Under the Agreement and Release, HealthTronics agreed to pay us $600,000 within five days of the earlier of (a) 60 days after the effective date of the resale registration statement (such sixty-day period being subject to extension in certain circumstances) and (b) the date that HealthTronics had sold all of our ordinary shares. Further, under the terms of the Agreement and Release, HealthTronics agreed to use its reasonably best efforts to resell its ordinary shares in accordance with a registration statement. Finally, pursuant to the Agreement and Release, HealthTronics transferred to us one Ablatherm device and six lithotripters that HealthTronics had previously acquired and returned to us two Ablatherm devices we owned. We filed a resale registration statement on Form F-3 on July 16, 2007 reflecting the terms of the amended Agreement and Release. We were unable, however, to resolve a comment from the SEC staff on the Form F-3 registration statement relating to the availability of Form F-3 for the resale of the ordinary shares held by HealthTronics. As a result, with HealthTronics concurring, we elected to withdraw the resale registration statement by letter dated September 18, 2007. In an e-mail communication to us, HealthTronics has confirmed to us that they intend to honor their obligations under the Agreement and Release and specifically to pay us the $600,000 amount within five days after they sell our ordinary shares. The timing of that payment, however, is unclear. The ordinary shares held by HealthTronics may now be sold without registration under Rule 144 under the Securities Act, provided that the requirements of the rule for resales by non-affiliates are satisfied. We are in continuing discussion with HealthTronics regarding these matters. Given the contingent nature of the $600,000 settlement, the amount has not been reflected in our financial statements for the year ended December 31, 2007.

On October 31, 2007, we completed a private placement of $20 million principal amount of 9% Senior Convertible Debentures due 2012. In addition, the purchasers of the convertible debentures and our placement agent (the “Placement Agent”) received warrants to purchase our ordinary shares for an average exercise price of $6.68 per share which expire in 2013. The October 2007 private placement resulted in net proceeds of approximately $17.4 million. We agreed to use the proceeds of the private placement to finance costs associated with the regulatory approval for the commercialization of Ablatherm HIFU in the United States (including related clinical trials) and for general and administrative expenses.

In December 2007, to clarify and simplify our French organizational structure, we decided to merge the two operational French entities EDAP SA and Technomed Medical Systems SA into a single entity named EDAP TMS France S.A. (formerly Technomed Medical Systems SA), which is wholly owned by EDAP TMS SA. This reorganization will be effective from January 1, 2008, subject to approval by the shareholders of each of the French operational entities in late June 2008. Pending shareholder approval of the merger, EDAP SA will lease its HIFU business activities to EDAP TMS France. The merger will not change our business segments and we will continue to report on our two business activities as the HIFU division and UDS division, as described below.

In 2007, following the termination of the Distribution Agreement signed with HealthTronics, EDAP Technomed Inc, our Delaware subsidiary, regained the sponsorship of our Ablatherm IDE study and has pursued our clinical trials in the United States. Therefore, a portion of the proceeds resulting from our October 2007 private placement were transferred to EDAP Technomed Inc. to finance our US Ablatherm-HIFU clinical trials.

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a Société Anonyme organized under the laws of the Republic of France for 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. Mr. Lee Sanderson, CPA, 945 Concord Street, Framingham, MA 01701, USA, is our agent for service of process in the United States.

Business Overview & Strategy

Through our HIFU and UDS divisions we develop, produce and market minimally invasive medical devices, mainly for urological diseases. We believe that the creation of these two divisions has allowed us to expand our market share by optimizing worldwide distribution capabilities, all of which is coordinated through our subsidiaries.

EDAP TMS S.A. is a holding company and is responsible for providing common services to its subsidiaries, including preparation and consolidation of the financial statements for the group, complying with the requirements of various regulatory agencies and maintaining the listing of its publicly held securities and, in conjunction with its Board of Directors, directing the overall strategy of our group.

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world.   Total net sales for the HIFU division (in net contributions to Group total sales) were € 9.3 million, € 7.6 million, and €7.8 million for 2007, 2006, and 2005, respectively (all in Europe and the rest of the world, outside Asia and the United States).   Total revenues for the UDS division were €12.9 million (including €6.5 million in Asia and €6.4 million in Europe and the rest of the world), €12.6 million (€5.4 million in Asia and €7.2 million in Europe and the rest of the world), and €12.9 million (€6.8 million in Asia and €6.1 million in Europe and the rest of the world), each for 2007, 2006, and 2005, respectively.

See Note 27 of the Notes to the Consolidated Financial Statements for a breakdown of total sales and revenue during the past three fiscal years by operating division.

Organizational Structure

The following table sets forth the fully consolidated subsidiaries of the Company as of the date of this Annual Report:

Name of the Company	Jurisdiction of Establishment	Percentage Owned(1)
EDAP TMS France S.A.	France	100%
EDAP S.A.(2)	France	100%
EDAP Technomed Inc.	United States	100%
EDAP Technomed Co. Ltd	Japan	100%
EDAP Technomed Sdn Bhd	Malaysia	100%
EDAP Technomed Srl	Italy	100%
EDAP GmbH	Germany	100%

(1)	Percentage of equity capital owned by EDAP TMS S.A. directly or indirectly through subsidiaries.
(2)	Will legally cease to exist upon approval of merger into EDAP TMS France by its shareholders

High Intensity Focused Ultrasound (‘‘HIFU’’) Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. The HIFU division had total revenues of €9.3 million during the fiscal year ended December 31, 2007.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, Canada, South Korea and Russia, and clinical trials in the United States have started. The HIFU division had a fixed installed base of 58 Ablatherm machines worldwide (with an additional four used for clinical studies) and 176 trained clinical sites were using this technology as of December 31, 2007.

In addition to developing, manufacturing and marketing HIFU devices, the HIFU division also generates revenues from leasing equipment, as well as from the sale of disposables, spare parts and maintenance services. Our HIFU mobile treatment option provides access to the HIFU devices without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these devices and remunerate us on a revenue-per-procedure (‘‘RPP’’) basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the device in some of the larger locations. With the proceeds from the private placement finalized in early August 2006, we are expanding our marketing reach and accelerating Ablatherm penetration under this model, in major European countries.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Treat Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division intends to achieve this through a direct sales network in key European countries and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program. In addition to that current operational basis, we are seeking FDA approval to enter the US market with our Ablatherm-HIFU device.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of indications beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ The HIFU division continued to increase spending on R&D projects in 2007 to develop HIFU applications beyond prostate cancer. The division is considering sustaining R&D spending in 2008 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the only commercial product utilizing HIFU technology is the Ablatherm, an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, South Africa, New Zealand, the Philippines, Mexico and Russia. Clinical trials are underway in the United States. The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire area has been treated, while controlling and imaging the treatment in real time due to its integrated imaging system. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is generally performed under spinal anesthesia.

HIFU Division Patents and Intellectual Property

As of December 31, 2007, the HIFU division’s patent portfolio contained 61 patents consisting of 27 in the United States, 25 in the European Union and Japan and 9 in Israel and the rest of the world. They belong to 25 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2007, three new patents were granted. One is dedicated to the design of the latest Ablatherm Integrated Imaging probe version. Another one covers the Ablapak disposable in the United States and the last one, in Canada, concerns a new transducer design for High Intensity Contact Ultrasound applications (“HICU”).

Fifteen additional patents covering certain other aspects of our HIFU technology in the European Union (5), the United States (3), the Japan (6) and the rest of the world (1) are also under review. These patents relate to new transducer design for both HIFU and HICU technologies. Taking into consideration the Chinese research and industry involvement in therapeutic ultrasound applications and business, we currently intend to extend this patent portfolio to China.

Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which give rise in some cases to the filing, followed by the grant of co-owned patents. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of HIFU devices using co-owned patents. Under these agreements, which last for the life of each co-owned patents we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

In August 2004, we licensed our HIFU technology for the specific treatment of the ‘‘cervicofacial’’ lesions, including the thyroid, to Theraclion, a French company created by our former Director of research and development. This license agreement allows for the payment of certain royalties calculated on the basis of Theraclion’s future sales of devices. We determined that we could not invest in these specific applications at that time and this license agreement therefore allows Theraclion to pursue the development of HIFU for this application. We own no interest in Theraclion.

In 2007, a preliminary evaluation of the use of HIFU technology for ophthalmologic applications was performed. In July 2007, we entered into an agreement with a third party whereby we committed to use our best efforts to negotiate a license of our HIFU patents for its use in the treatment of glaucoma.

Although we believe that our HIFU patents are valid and should be enforceable against third parties and that our patent applications should, if successfully pursued, result in the issuance of additional enforceable patents, there can be no assurance that any or all of these patents or patent applications will provide effective protection for the HIFU division’s proprietary rights in such technology. HIFU devices, as they are currently or may in the future be designed, may also be subject to claims of infringement of patents owned by third parties, which could result in an adverse effect on our ability to market HIFU systems.

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

In June 2000, the HIFU division applied for an approval by the Japanese Ministry of Health for the Ablatherm to be marketed in Japan. We retrieved the application in 2005 to update it and review the process. The process of requesting approval to market the Ablatherm in Japan might be long and may never result in the approval to market the Ablatherm in Japan. See Item 3, ‘‘Key Information—Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology.’’

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

In November 2006, HealthTronics informed us that they intended to discontinue Ablatherm FDA trials. On April 3, 2007, we executed a Termination Agreement whereby HealthTronics agreed to transfer the Ablatherm FDA study to us. See Item 4, “Information on the Company - History and Development of the Company.”

On June 29, 2007, the FDA officially approved the transfer of the study to EDAP Technomed Inc. and the trials resumed as per the approved protocol. In October 2007, we completed a private placement raising net proceeds of $17.4 million allowing us to finance and conduct the US trials for the expected period of time. See Item 5, “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

In 2005, a clinical trial was started in France to validate the efficacy and safety of Ablatherm as rescue treatment in patients after brachytherapy failure. Patients are still being enrolled.

In 2006, a clinical trial was launched to evaluate new Ablatherm treatment options allowing the treatment of larger prostates. This clinical study has been completed in 2007 and a new software improving the device specifications was released at the end of 2007.

In 2007, a new clinical trial using Ablatherm-HIFU and dedicated to the treatment of high risk patients was started in France. Patient enrolment is in progress.

The first clinical paper reporting long term results using Ablatherm HIFU was published in November 2007. The results of the study confirm the efficacy of HIFU in patients with localized prostate cancer.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 220,000, of which 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this US figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

If the efficacy of HIFU therapy is established, the HIFU division believes that its application could be expanded to other indications, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment which we will be undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.

HIFU Competition

The principal current therapies for prostate cancer carry side effects that can seriously affect a patient’s quality of life. One of the current therapies is radical prostatectomy (surgery), which involves the ablation of the entire prostate gland. Radical prostatectomy requires several days of hospital stay and several weeks of recovery, usually with catheterization, and may result in partial and/or total urinary incontinence. In addition, it almost invariably renders patients impotent. A new surgical technique, nerve-sparing prostatectomy, has been developed to address that problem. However, the procedure can only be applied when the tumor is not located close to the surface of the prostate and requires a very skilled surgeon. Other therapies for localized prostate cancer include brachytherapy, a therapy that involves the implantation of radioisotopes into the prostate gland, external beam radiotherapy and cryotherapy.

Our Ablatherm-HIFU device competes with all current treatments for localized tumors, which include surgery, brachytherapy, radiotherapy, cryotherapy and hormonotherapy. We believe that HIFU competes against those treatments on the basis of efficacy, limited side effects and cost-effectiveness.

Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli Company held mainly by General Electric and Elbit Medical Imaging, have developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various cancers, signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. Finally, Chinamed, a Chinese company, is also developing HIFU products for various types of cancerous tumors, but the Company is only marketing its HIFU products in China. On April 25, 2007, we signed an exclusive distribution agreement with Chinamed to distribute their HIFU devices in the European Union and Russia once their devices are approved for use in those jurisdictions and on September 21, 2007, we signed a Consulting Agreement with Chinamed, pursuant to which we will assist them in obtaining market approvals in Europe for their HIFU products for other applications than the treatment of prostate cancer.

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

HIFU Division Sales and Distribution of Products

The HIFU division markets and sells its products through our own direct marketing and sales organization as well as through selected third-party distributors and agents in several countries. Using our direct subsidiaries or representative offices network, the HIFU division maintains direct marketing and sales forces in France, Germany, Russia and Italy, which currently represent its largest HIFU markets. Additionally, the HIFU division markets and sells its products through our distribution platform in South Korea and South East Asia.

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

The HIFU division’s marketing efforts include the organization of informative and training programs for urologists, mainly in key European countries where HIFU awareness is growing, comprehensive media and web programs to educate patients on the availability of HIFU technology to treat localized prostate cancer and strong participation in focused dedicated urological events. Our dedicated web site www.hifu-planet.com for patients and physicians is regularly visited.

Urology Devices and Services (‘‘UDS’’) Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division made a net contribution to consolidated sales of €12.9 million during the fiscal year ended December 31, 2007.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anaesthesia, and the resulting complications. The UDS division currently manufactures three models of lithotripters: the Sonolith Praktis, which is available for commercial distribution in the European Union, Japan, Canada and the United States, the Sonolith Vision, which is available for commercial distribution in the European Union, Japan and Canada and the Sonolith I-Sys, which is available in the European Union only. The newly designed fully integrated ESWL device: the Sonolith I-Sys is to gradually replace the Sonolith Vision when the Sonolith I-Sys is approved in the United States, Japan and Canada. The UDS division had an installed base of 474 ESWL lithotripters worldwide as of December 31, 2007.

In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services, Up to December 31, 2007, the UDS division, as an additional part of its contract manufacturing business, manufactured HIFU related devices and accessories, including disposables, on behalf of the HIFU division. As from January 1, 2008, the HIFU division integrated its own manufacturing as part of EDAP TMS France. The UDS division through our Japanese and Italian subsidiaries also derives marginal revenues from the distribution of Prostatron parts and related services under the distribution agreement entered into with Urologix in October 2000.

The UDS division, through our Japanese subsidiary signed an agreement with a Japanese company, Medi Trend KK to distribute the Muscle Trainer Device manufactured by Neotonus, a US company, in Japan. This device helps users to exercise all of the muscles of the pelvic floor region. The UDS division also signed a distribution agreement with LMA, a Swiss corporation, to distribute their StoneBreaker system dedicated to the fragmentation of urinary stones. This device complements our lithotripsy line as it allows the targeting of stones that are not accessible with ESWL generators.

UDS Division Business Strategy

The UDS division’s business strategy is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. To achieve this strategic goal, the UDS division intends to capitalize and expand on its expertise as the manufacturer of minimally invasive devices such as its ESWL lithotripters. Until December 31, 2007, the UDS division manufactured the Ablatherm and the disposable Ablapack on behalf of the HIFU division. All the costs related to the manufacturing of these machines were supported by the UDS division, which invoiced the HIFU division at cost plus a margin and records the sales of the devices as revenues. As from January 1, 2008, all manufacturing costs are born by EDAP TMS France. The key elements of the UDS division’s strategy are:

•
Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that a combination of continued investment in lowering end-user costs and offering units that are easily adaptable to various treatment environments, as well as a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘—UDS Division Products’’.

•
Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. We believe that we can achieve additional long-term growth by offering our established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. Our distribution platform in urology consists of a series of well-established subsidiaries in Europe and Asia as well as a network of third-party distributors worldwide.

•
Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that our FDA-inspected and ISO 9001 (V:2000) and ISO 13485 (V:2003) certified facilities allow to offer manufacturing services to a wide range of potential medical equipment developers.

UDS Division Products

The UDS division offers the Sonolith Praktis to small and mid-size hospitals, while the Sonolith I-Sys and the Sonolith Vision are offered to large hospitals that can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezo-electric elements of the LT02 (although the manufacturing of new machines was discontinued in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every year and approximately every ten treatments, respectively. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

Product	Procedure	Development Stage	Clinical and Regulatory Status
Sonolith Praktis compact lithotripter	Electroconductive treatment of urinary stones	Commercial Production	Approved for distribution: European Union Japan United States Canada Russia South Korea Australia New Zealand

Sonolith Vision	Electroconductive treatment of urinary stones	Commercial Production	Approved for distribution: European Union Japan Canada South Korea Australia New Zealand

Sonolith I-Sys	Electroconductive treatment of surinary stones	Commercial Production	Approved for distribution: European Union

The Sonolith Praktis, the Sonolith Vision and the Sonolith I-Sys rely on an electroconductive technology for shockwave generation. The electroconductive technology, which is derived from the electrohydraulic technology on which the first ESWL lithotripters were based, permits improved focusing of the shockwave, reduces the variability in the shockwave pressure and allows a better transfer of energy to the calculus. These features result in faster, more effective treatment as compared to electrohydraulic lithotripters.

The UDS division’s ESWL customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. To increase its penetration of the market segment of smaller hospitals and outpatient clinics, the UDS division developed the Sonolith Praktis, an electroconductive lithotripter designed for smaller clinics which is more compact than the Sonolith Vision or I-Sys, which are more fully dedicated and integrated electroconductive lithotripters for larger hospitals.

UDS Division Patents and Intellectual Property

As of December 31, 2007, the UDS division’s patent portfolio contained 16 patents consisting of 5 in the United States, 8 in the European Union and Japan and 3 in Israel and the rest of the world. They belong to 9 groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

During 2007, two additional patents covering a new shock wave generation technology were granted in the United States and, for the first time, in China. One US Patent related to obsolete X-ray imaging technology has been abandoned. 3 additional patents, 1 in Europe, 1 in Japan and 1 in Israel are also in the examination process. One patent is dedicated to the I-Sys lithotripter technology.

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

As with the development of our HIFU technology, we cooperate with INSERM to develop our ESWL technology. This cooperation gave rise to co-owned patents in some cases. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of ESWL devices using co-owned patents. Under these agreements, which last for the life of each co-owned patents we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

UDS Division Regulatory Status

The Sonolith Praktis is available for commercial distribution in the United States, Canada, the European Union, South Korea, Australia, New Zealand and Japan. The Sonolith Vision is available for commercial distribution in the European Union, Canada, South Korea, Australia, New Zealand and Japan. The Sonolith I-Sys is available in the European Union only. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines, even though we discontinued the manufacture of these machines.

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

UDS Division Sales and Distribution of Products

The UDS division markets, sells and services its products through our direct sales and service platform in France, Italy, Japan, South Korea and Malaysia and markets its products through agents and third-party distributors in several other countries. See Item 4, “Information on the Company—History and Development of the Company.”

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

UDS Division Services and Distribution

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. Currently, the UDS division distributes products on behalf of Urologix in Italy and Japan on behalf of Andromeda in Japan We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets covering most of the world.

Manufacturing

Our current operations consist of manufacturing medical products in our facility that is FDA-approved and certified under international standards ISO 9001 and ISO 13485. We believe that this facility can extend its outsourced services to provide device and disposable development and manufacturing services to a wide range of medical equipment development companies. Up until December 31, 2007, the HIFU division subcontracted the manufacturing of its HIFU devices and accessories, including disposables. From January 1, 2008, each division is manufacturing its own products though EDAP TMS France.

Our manufacturing policy is to manufacture the critical components for our devices and accessories (unless a subcontractor can manufacture the component more cost-effectively), perform final assembly and quality control processes and maintain our own set of production standards. We purchase the majority of the raw materials used in our products from a number of suppliers, but for several components of our products, rely on a single source. Our policy is to conduct regular quality audits of suppliers’ manufacturing facilities. Our principal suppliers are located in France, Germany, Denmark, Korea and the United States. Management believes that the relationships with our suppliers are good.

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document tractability and retention, among other things. EDAP TMS France’s facilities are also subject to scheduled inspections by the FDA. TMS has obtained the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications, which indicate compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Japanese and Canadian regulations, as well as with the US Quality System Regulation. See ‘‘—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

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

Government Regulation

Government regulation in our major markets, in particular the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. We are principally subject to regulation of our medical devices and of the healthcare systems in these jurisdictions generally.

Healthcare Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as labeling, pre-market notification (known as ‘‘510(k)’’) and adherence to FDA-mandated GMP. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of ‘‘special controls,’’ such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are those that must receive pre-market approval (‘‘PMA’’) by the FDA to ensure their safety and effectiveness. Except for the lithotripsy range of products, which has been recently reclassified by the FDA as a Class II device, all of our products are classified as Class III products. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an Investigational Device Exemption (“IDE”) from the FDA before commencing human clinical trials in the United States in support of the PMA.

Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the US Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors in the past few years.

Healthcare Regulation in the European Union

In the European Union, we have received the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications, showing that we comply with standards for quality assurance and manufacturing and design process control. In the European Union, our products are also subject to legislation implementing the European Union Council Directive concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval ‘‘CE Marking.’’ Except in limited circumstances, Member States may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of our products bear the CE Marking.

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

Healthcare Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Ministry of Health, Labour and Welfare (‘the “MHLW’’) under the license "Marketing Authorization Holder". Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the SONOLITH Praktis, the SONOLITH Vision and the Prostatron are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2007, 2006 and 2005 is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere in this annual report. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

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

Revenue Recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. We provide training and usually provide a one-year warranty upon installation. We recognize the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

Sales of Revenue-Per-Procedure Treatments and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. If a contract of RPP includes a minimum number of treatments, the revenue is recognized on a linear basis over the contract period. For treatments in excess of minimum levels, the revenue is recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

Leases and Sales and leaseback transactions

In accordance with SFAS 13, Accounting for Leases, we classify all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

•	Ownership is transferred to the lessee by the end of the lease term;
•	The lease contains a bargain purchase option;
•	The lease term is at least 75% of the property's estimated remaining economic life;
•	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

We enter into sale and leaseback transactions from time to time. In accordance with SFAS 13 and EITF 93-8, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

Warrants

In accordance with EITF 96-18, we accounted for the warrants issued to HealthTronics in 2004 and 2005 under the now terminated Distribution Agreement based on their fair value measured at the date of milestone achievement. The related amount, which was a non-cash charge, was then recorded as a reduction of revenue since the warrants vested as a result of HealthTronics’ purchase of a specified number of lithotripters and Ablatherms.

We used the Black-Scholes options pricing model to determine the fair value of the vested warrants. The model was developed to estimate the fair value of traded options that have no vesting restrictions and are fully transferable. The application of the model to the warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate.

As part of the October 2007 $20 million issuance of the convertible debentures, we issued warrants to both the investors in the convertible debentures and to the bank that assisted us as placement agent (the “Placement Agent”). In accordance with EITF 00-19, the warrants issued to the investors in the convertible debentures (the “Investor Warrants”) and the Placement Agent (the “Placement Agent Warrants”) are classified as a liability because the Company may be required to settle them on a net cash basis upon the occurrence of certain events outside the control of the Company. We accounted for the Investor Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) at each balance sheet date. We use a binomial pricing model to determine the fair value of the Investor Warrants: the binomial model was developed to capture the specific nature of this instrument, and in particular the possibility that the holder may exercise the call option at any time from the inception date. The application of the model to the warrants requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants, our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the Investor Warrants and the Placement Agent Warrants. See Item 3, “Key Information - Risk Factors - Changes in the fair value of the debentures and warrants issued in the October 2007 private placement of each balance sheet date could have a significant impact on our financial condition and results of operations”, “- Convertible Debentures” below and Notes 14 and 20 to the Financial Statements.

Convertible Debentures

On October 29, 2007, the Company raised $20 million in non-secured, convertible debentures with detachable warrants. At the inception date, the Company elected to measure the instrument and its embedded derivatives in its entirety at fair value, with changes in fair value reported in the income statement under financial income, pursuant to §16 of SFAS 133, as amended by SFAS 155. Thus, the convertible debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures. - See Item 3, “Key Information - Risk Factors - Changes in the fair value of the debentures and warrants issued in the October 2007 private placement of each balance sheet date could have a significant impact on our financial condition and results of operations” and Notes 14 and 20 to the Financial Statements for a detailed description of the fair value calculations.

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

Inventories

On an annual basis, we analyze our inventories for obsolescence and, upon identification of obsolete stock, we record a full valuation reserve. Inventories are stated at the lower of costs, determined by the first-in, first-out valuation method (‘‘FIFO’’), or market. Our inventory valuation policy is based on a review of forecasted demand compared with existing inventory levels. At December 31, 2005, we determined that certain inventories were not appropriately valued and therefore reserved €0.4 million against these inventories. At December 31, 2006, we determined that certain inventories were not appropriately valued and therefore reserved €0.4 million against these inventories. At December 31, 2007, we determined that certain inventories were not appropriately valued and therefore reserved €0.3 million against these inventories.

Litigation

Future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings. It is our policy in the case of product liability litigation to recognize the full amount of the self-insurance portion of our product liability insurance, unless a separate indemnification is being sought. In February 2008, we settled a claim alleging a patient was injured during a Prostatron treatment procedure. The cost for settling this claim was $15,000, which was covered by our product liability insurance.

Deferred Tax

As of December 31, 2007, we had approximately €245 thousand deferred tax assets principally related to the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws.

We also have a history of operating loss carry-forwards with various future expirations. However, it is our policy to recognize a full valuation reserve against these deferred tax assets because we cannot be assured of future operating profits sufficient to utilize these assets before their expiration.

Operating Results

Overview

Total revenues include sales of our medical devices and sales of disposables ("sales of goods"), sales of RPPs and leases, and sales of spare parts and services, all net of commissions, as well as other revenues.

Net sales of goods have historically been comprised of net sales of medical devices (Prostatrons, ESWL lithotripters and Ablatherms) and net sales of disposables (mostly Ablapaks in the HIFU division and electrodes in the Lithotripsy division). With respect to lithotripter revenues, we booked in 2004 and 2005 a non-cash charge as a reduction of revenue as the warrants we granted to HealthTronics under the Distribution Agreement vested as a result of the purchase by HealthTronics of a certain number of lithotripters and one Ablatherm. Following HealthTronics’ announcement that it wished to terminate the Distribution Agreement, we entered in a termination agreement pursuant to which HealthTronics exercised 200,000 of the warrants that it had been granted under the Distribution Agreement and the remaining 600,000 warrants have been cancelled. The sale price of our medical devices is subject to variation based on a number of factors, including market competitive environment, warranties and payment terms. Consequently, a particular sale of a medical device may, depending on its terms, result in significant fluctuations in the average unit sale price of the product for a given period, which may not be indicative of a market trend.

Net sales of RPP (Revenue-Per-Procedure) and leases include the revenues from the sale of Ablatherm treatment procedures and from the leasing of Ablatherm machines. We provide Ablatherms to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and pay us on the basis of the number of individual treatments provided. With this business model, the hospital or clinic does not make an initial investment until the increase in patient demand justifies the purchase of an Ablatherm. As a consequence, we are able to make Ablatherm treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, but more predictable stream of revenue but, if successful, should lead to more purchases of Ablatherms in the long term. This activity has already increased significantly in the past year and now accounts for approximately half of the net sales of the HIFU division.

Net sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of Prostatrons, ESWL lithotripters and Ablatherms.

We derive a significant portion of both net sales of medical devices and net sales of spare parts and services from our operations in Asia, through our wholly owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 30% of our total consolidated revenue in 2007. Net sales of medical devices in Asia represented approximately 37% of such sales in 2007 and consisted primarily of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 38% of such sales in 2007 and related primarily to ESWL lithotripters, reflecting the fact that approximately 40% of the installed base of our ESWL lithotripters are located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2007, approximately 77% of our research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 29% of our sales were denominated in currencies other than euro (primarily the US Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes.

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

Consolidated research and development expenses, as described above, amounted to €3.2 million, €2.4 million and €1.8 million in 2007, 2006 and 2005, respectively, representing approximately 14%, 12%, and 9% of total revenues in 2007, 2006 and 2005, respectively. The increase in research and development in 2007 compared to 2006 was primarily due to an increase in HIFU and ESWL development activities, the development of the new Sonolith I-sys lithotripter and the launch of the Phase II/III PMA trial in the United States to expand our leadership in HIFU for prostate cancer (the cost of which represented 4% of total revenues in 2007). Beginning in 2008, management expects the budget for research and development expenses in Europe (excluding the conduct of FDA clinical trials in the United States) to level off at approximately 12% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on getting regulatory approvals and reimbursement in key countries and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Selling and marketing expenses amounted to €5.5 million in 2007, €4.6 million in 2006 and €3.8 million in 2005. The increase of 18.5% from 2006 to 2007 was primarily due to an increase in marketing expenses to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer. Management expects those marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm-HIFU technology’s status as a standard of care for prostate cancer in Europe.

In 2007, we recorded €0.2 million of non-recurring operating expenses, net, including €0.5 million of employee termination expenses and a €0.3 million non-recurring profit with the return of the lithotripsy and HIFU devices from HealthTronics as part of the termination of the Distribution Agreement. In 2006, we recorded €0.3 million of non-recurring operating expenses, including €0.2 million of employee termination expenses and €0.1 million of capital increase expenses. In 2005, we did not record any non-recurring operating expense. See Note 18 of the Notes to the Consolidated Financial Statements.

On February 25, 2004, we entered into the Distribution Agreement with HealthTronics granting it, among other things, (i) the right to begin clinical trials in the United States with the Ablatherm, (ii) the right to seek PMA for the Ablatherm from the FDA and (iii) exclusive Ablatherm distribution rights in the United States, when and if a PMA is granted. Under the terms of the Distribution Agreement, we also granted HealthTronics 1,000,000 warrants on January 28, 2005, each entitling HealthTronics to purchase a share of our Company at a price of U.S.$1.50 upon their vesting. Following the announcement by HealthTronics of its intention to cease pursuing Ablatherm FDA approval, we have negotiated a termination the Distribution Agreement with HealthTronics. See Item 4, “Information on the Company—History and Development of the Company.” As a consequence, we will no longer incur any charge in the future linked to the vesting of warrants. In accordance with EITF 96-18, we accounted for the warrants issued to HealthTronics under the Distribution Agreement, in 2004 and 2005, based on their fair value, measured at the date that the warrants vested (which corresponded to dates that certain milestones in the Distribution Agreement were achieved). The related amount, which was a non-cash charge, was then recorded as a reduction of revenue since the warrants vested as a result of HealthTronics’s purchase of a specified number of devices. The non-cash charge recorded for 2005 as a reduction of revenue related to the vesting of a series of warrants linked to HealthTronics' purchase of two lithotripters and one Ablatherm in 2005, in accordance with the terms of the Amendment to the Distribution Agreement dated December 29, 2005.

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

See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

Fiscal Year Ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006

As from the first quarter of 2007, we elected to report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 28 to the Financial Statements. We have reclassified our 2006 results using this method for comparative purposes.

Total revenues.

Our total revenues increased 10% from €20.3 million in 2006 to €22.3 million in 2007, principally due to the transition in the HIFU division to the new RPP model and the increase in the number of HIFU treatments.

HIFU division. The HIFU division’s total net sales increased 22% from €7.6 million in 2006 to €9.3 million in 2007, principally due to an increase in Ablatherm RPP and revenues related to disposables and service activity.

The HIFU division’s net sales of medical devices increased 2%, from €2.6 million in 2006 to €2.7 million in 2007, with six Ablatherm units sold in 2007 compared to eight units sold in 2006. The increase in the average unit sales price from €326 thousand in 2006 to €444 thousand in 2007 was due to the fact that three of the devices sold in 2006 were used machines and only new machines were sold in 2007.

Net sales of treatments on a mobile and fixed RPP basis increased 33%, from €2.8 million in 2006 to €3.7 million in 2007. This was a result of our efforts to increase patient and physician awareness about the availability of Ablatherm-HIFU treatment for localized prostate cancer, which has increased demand from hospitals and clinics, as well as from patients, for this HIFU treatment.

As a result of that increase in the number of total HIFU treatments, net sales of consumables increased 60% from €0.7 million in 2006 to €1.2 million in 2007, and net sales of HIFU-related spare parts, supplies, leasing and services increased 17% from €1.5 million in 2006 to €1.7 million in 2007.

Other HIFU-related revenue decreased from €66 thousand in 2006 to €60 thousand in 2007.

UDS division. The UDS division’s net sales increased 3% from €12.6 million in 2006 to €12.9 million in 2007.

The UDS division’s net sales of medical devices increased 8% from €6.0 million in 2006 to €6.5 million in 2007 with 38 devices sold in 2006 and 2007 and a better Average Sales Price in 2007 due to better sales in the higher price segment, mostly due to the launch of the new Sonolith I-sys and despite a negative Japanese yen/euro exchange rate.

Net sales of UDS-related spare parts, supplies and services decreased 2% from €6.6 million in 2006 to €6.4 million in 2007, primarily related to the expiration of more profitable service contracts on older generation lithotripsy machines that were not renewed.

Other UDS-related revenue increased from €26 thousand in 2006 to €53 thousand in 2007.

Cost of sales.

Cost of sales increased 10% from €11.9 million in 2006 to €13.1 million in 2007, stable at 59.2% as a percentage of net sales.

Operating expenses.

Operating expenses increased 16%, or €1.9 million, from €11.4 million in 2006 to €13.3 million in 2007. This increase in operating expenses resulted from costs associated with the resumption of the FDA clinical trials and sustained efforts in Europe to improve market education on HIFU and to enhance our Ablatherm-HIFU position.

The costs associated with the FDA/PMA trial accounted for €1.7 million of expenses, comprising mostly clinical and administrative expenses due to the takeover of the PMA trial sponsorship from HealthTronics and the resumption of the selection of clinical centers and patient enrollment. These FDA/PMA trials also included a one-time settlement that resulted in a €0.3 million gain recognized as part of the termination agreement negotiated with HealthTronics.

Excluding the FDA/PMA trials, marketing and sales expenses increased €0.8 million, or 17%, mostly in the HIFU division which accounted for €0.5 million of the increase, or 21%, as a result of the continuing efforts to increase market acceptance and penetration in Europe through the HIFU-RPP model, while expenses in the UDS division increased €0.3 million to prepare for the launch of the new Sonolith I-Sys lithotripsy device.

Excluding the FDA/PMA trials, research and development expenses decreased from €2.4 million in 2006 to €2.3 million in 2007, mostly due to the reallocation of research and development resources to support the FDA/PMA trials, while research and development expenses in the UDS division were stabilized after a more significant effort in the previous year to develop the new lithotripsy machine.

Excluding the FDA/PMA trials, general and administrative expenses decreased from €4.1 million in 2006 to €3.7 million in 2007, a decrease of 9%, while non-recurring expenses increased €0.3 million due to the impact of the severance packages of some senior executives.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €4.1 million in 2007, which included expenses for general corporate purposes and the expenses incurred for the resumption of the FDA/PMA trials, as compared to a consolidated operating loss of €3.1 million in 2006.

Excluding the expenses of the FDA/PMA trials, the consolidated operating loss in 2007 was €2.7 million, an improvement of €0.4 million when compared to the previous year.

We realized an operating profit in the HIFU division of €0.2 million in 2007, compared to an operating loss of €0.1 million in 2006 and an operating loss in the UDS division of €0.6 million in 2007, as compared to operating loss of €1.1 million in 2006.

Interest result, net. Interest result, net was a loss of €1.2 million in 2007, including €1.1 million of debt fair value variation, compared with a profit of €0.2 million in 2006.

Foreign currency exchange gains (loss), net. In 2007, we recorded a net foreign currency exchange loss of €0.3 million, compared to a loss of €0.4 million in 2006, in each case mainly due to the continued weakening of the Japanese yen against the euro.

Other income (expense), net. Other income (expense), net was a gain of €16 thousand in 2007, compared to a loss of €5 thousand in 2006.

Income taxes. We recorded a corporate income tax profit of €140 thousand in 2007 compared to an expense of €56 thousand in 2006.

Net loss.

We realized a consolidated net loss of €5.4 million in 2007 compared with consolidated net loss of €3.4 million in 2006, as a result of the factors mentioned above.

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

The segment results for 2006 and 2005 as discussed below are not presented on a “net contribution” basis newly adopted as from the first quarter of 2007, and the segment results discussed below include the intra-group transactions with the other segments which are eliminated in the “consolidation” adjustments.

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

The UDS division’s net sales of medical devices stabilized at €5.9 million in 2006 (same as 2005) with 38 devices sold in 2006 compared to 34 in 2005. The decrease in the average unit price in 2006 resulted principally from the product mix (with a lower portion of high-range, fully equipped lithotripters from Japan), and from a negative Japanese yen/euro exchange rate.

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

HIFU division research and development expenses increased 18% from €1.0 million in 2005 to €1.2 million in 2006. HIFU division research and development expenses specifically related to the development of new technologies and products and enhancement of existing products, remained stable at €0.6 million in 2006, while clinical trial expenses increased 56% from €0.4 million in 2005 to €0.6 million in 2006, as a result of the development of HIFU clinical studies to strengthen our HIFU clinical leadership.

UDS division research and development expenses increased 63% from €0.7 million in 2005 to €1.2 million in 2006, as a result of design development on lithotripters. UDS division research and development expenses specifically related to the development of new technologies and product enhancement increased 72% from €0.4 million in 2005 to €0.6 million in 2006.

HIFU division marketing expenses increased 86% from €0.6 million in 2005 to €1.1 million in 2006, as a result of our continuing efforts to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer.

HIFU division selling expenses remained stable at €1.4 million in 2006 (18% of net sales).

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2007.

Liquidity and Capital Resources

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices. Cyclical demand has historically resulted in significant annual and quarterly fluctuations in trade and other receivables and inventories, and therefore led to significant variations in working capital requirements and operating cash flows that were not necessarily indicative of changes in our business. We believe our working capital is sufficient for our present working capital requirements although we have in the past experienced negative cash flows and associated risks to liquidity, and may in the future experience the same. Our negative cash flow situation and management’s plans to address it are described in more detail below.

We anticipate that cash flow in future periods will be mainly derived from ongoing operations and any capital raising the Company would potentially undertake. We do not have any commercial commitments nor do we employ any off-balance sheet financing. Because we anticipate relying principally on cash flow from operating activities and cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, failure to meet our obligations arising out of the convertible debentures issued in the October 2007 private placement would cause us to incur substantial penalties in the form of liquidated damages and could, over the passage of time, lead to an event of default under the debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation. See Item 3, “Key Information - Risk Factors - Risks Relating to the October 2007 Private Placement.”

Our cash position as of December 31, 2007, 2006 and 2005, was €18.6 million (including €1.1 million of short term treasury investments), €10.9 million (including €1.0 million of short term treasury investments), and €8.3 million, respectively. We experienced positive cash flows of €7.7 million in 2007 and €1.5 million in 2006, and negative cash flows of €1.1 million in 2005. In 2007, our positive cash flow situation was primarily due to raising approximately $17.4 million (€11.9 million) in net proceeds by issuing $20 million aggregate principal amount of our convertible debentures in a private placement, to fund the FDA/PMA trial for the Ablatherm-HIFU device. Excluding the proceeds from the issuance of the convertible debentures, we experienced negative cash flows of €4.2 million in 2007. In 2006, our positive cash flow situation was primarily due to the net capital increase of €5.2 million realized during the summer through a $7.5 million private placement. Excluding the proceeds from this capital raise, we experienced negative cash flows of €3.7 million in 2006.

In 2007, net cash used in operating activities was €2.8 million compared with net cash used in operating activities of €1.9 million and €0.3 million 2006 and 2005, respectively.

In 2007, net cash used in operating activities reflected principally:

•	a net loss of €5.3 million,

•
elimination of €3.1 million of net expenses without effects on cash, including €1.3 million of depreciation and amortization and €1.1 million due to changes in the fair value of financial debt and warrants,

•	an increase in trade accounts receivable of €1.6 million,

•	an increase in inventories of €0.8 million, mostly in anticipation of the launch of the new lithotripsy machine

•	an increase in payables of €1.0 million,

•	an increase in accrued expenses and other current liabilities of €0.7 million.

In 2006, net cash used in operating activities was €1.9 million compared with net cash used in operating activities of €0.3 million and €1.1 million in 2005 and 2004, respectively. In 2006, net cash used in operating activities reflected principally:

•	a net loss of €3.4 million,

•	elimination of €1.9 million of net expenses without effects on cash, including €1.3 million of depreciation and amortization,

•	an increase in trade accounts receivable of €1.2 million,

•	a decrease in inventories of €0.4 million, reflecting dedicated actions to reduce the level of both the inventory of finished goods and spare parts,

•	an increase in accrued expenses and other current liabilities of €0.3 million.

In 2005, net cash used in operating activities reflected principally a net loss of €1.1 million, an increase in trade accounts of €1.5 million, an increase in inventories of €0.7 million, an increase in trade accounts payable of €0.7 million and an increase in accrued expenses and other current liabilities of €0.4 million.

In 2007, net cash used in investing activities was €1.1 million compared with net cash used of €1.6 million in investing activities in 2006 and €1.1 in 2005, reflecting principally an increased investment of €1.9 million in capitalized assets produced by the company (mainly Ablatherm devices as a support of the RPP business model in HIFU), an investment of €0.6 million in property and equipment, net proceeds from sales of lease-back assets of €1.2 million and net proceeds from sales of assets of €0.2 million.

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

In 2007, net cash provided by financing activities was €11.8 million compared with net cash provided in financing activities of €5.2 million in 2006, and net cash used of €0.2 million in 2005, reflecting principally the raising of net proceeds of €11.9 million in convertible debt, €0.4 million of net proceeds of capital raising through the exercise of warrants and stock options, a short-term debt increase of €0.3 million, repayment of long term borrowing for €0.1 million and repayment of capital lease obligations totaling €0.6 million.

In 2006 net cash provided by financing activities reflected principally a share capital increase of €5.2 million, a short-term debt increase of €0.4 million, an increase in long term borrowing for €0.2 million reimbursed of €0.2 million and repayment of capital lease obligations totaling €0.5 million.

In 2005 net cash provided by financing activities reflected principally a short-term debt increase of €0.4 million, an increase in long term borrowing for €0.3 million reimbursed of €0.1 million and repayment of capital lease obligations totaling €0.4 million.

Our future cash flow may also be affected by the expansion of our mobile RPP business. In 1999, in an effort to increase the availability of our equipment, we implemented a new marketing strategy of leasing our medical devices on a monthly, quarterly or yearly basis, rather than selling them directly to end-users, and in 2002, we began to develop our mobile activity by making certain devices available to hospitals and clinics free of charge, charging instead on the basis of each procedure that was performed. Relative to the sale of devices, this business model initially generates smaller, but more predictable cash flows. The RPP model is now established in Europe as a growth and profitability model, and we will continue to expand this business model in the near future.

On October 31, 2007, we completed the private placement of $20 million aggregate principal amount of our 9% Senior Convertible Debentures due 2012. In addition, the purchasers of the convertible debentures and our Placement Agent received warrants to purchase our ordinary shares, which expire in 2013. The October 2007 private placement resulted in net proceeds of approximately $17.4 million. The terms of the convertible debentures allow us to use the proceeds of the private placement to finance costs associated with the regulatory approval for the commercialization of Ablatherm HIFU in the United States (including related clinical trials) and for general and administrative expenses. The warrants may be exercised for cash or, under certain circumstances, through a cashless exercise procedure. If all of the warrants issued under the October 2007 private placement are fully exercised for cash, including the warrants issued to the Placement Agent, we will receive approximately $12.8 million in cash from those warrant holders. We will use any proceeds received from the exercise of warrants for the purposes agreed to under the terms of the October 2007 private placement. For further description on the terms of the convertible debentures and the use of proceeds relating to the issuance of the convertible debentures, see the Form of Securities Purchase Agreement dated as of October 29, 2007, included as Exhibit 4.5 to this annual report.

Our policy is that the treasury function should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury function currently adheres to this objective with the use of fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale-leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes. As of December 31, 2007, there were no outstanding hedging instruments.

Contractual Obligations and Commercial Commitments as of December 31, 2007 (in thousands of euro, excluding interest expenses)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	1,593	1,593	—	—	—
Long-Term Debt	15,232	58	—	15,174	—
Capital Lease Obligations	1,557	522	1,015	20	—
Operating Leases	394	390	4	—	—

New Accounting Pronouncements

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” ("SFAS 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. We are still evaluating the potential impact from the adoption of SFAS 157.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. We do not anticipate that the adoption of this statement will have a material effect on our financial condition and results of operations.

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”), which requires us to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under Emerging Issues Task Force Issue No. 95-3 to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. We will adopt this standard at the beginning of our fiscal year ending December 31, 2009 for all prospective business acquisitions. We have not determined the effect that the adoption of SFAS No. 141(R) will have on our financial results.

In December 2007, the FASB issued FASB Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”), which requires non-controlling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. We will adopt this standard at the beginning of our fiscal year ending after November 30, 2009 for all prospective business acquisitions. We have not determined the effect that the adoption of SFAS 160 will have on our financial results.

Research and Development, Patents and Licenses

See “--Operating Results--Overview” and Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and ‘‘Information on the Company—Urology and Services Division—UDS Division Patents and Intellectual Property.’’

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of March 7, 2008. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately €0.4 million. On March 31, 2007, a transition occurred whereby the Chief Executive Officer stepped down to join the Board of Directors, and the Chief Operating Officer was officially appointed Chief Executive Officer.

Name	Age	Position
Philippe Chauveau	72	Chairman of the Board of Directors

In 1997, Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board, involving a two-tier board structure overseeing a Management Board. In 2002, both these boards were replaced by a single Board of Directors, which Philippe Chauveau headed as Chairman and CEO. While remaining Chairman of the Board, he was succeeded by Hugues de Bantel as CEO in 2004, and by Marc Oczachowski in 2007. Since 2000, Philippe Chauveau also served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. He is also personal executive coach to senior research leaders at Hoffmann LaRoche. Additionally, he is involved in management development programs at Solvay Business School in Brussels, Belgium. He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Marc Oczachowski	37	Chief Executive Officer of EDAP TMS S.A. and President of the HIFU Division and the UDS Division

Marc Oczachowski joined the Company in May 1997 as Area Sales Manager, based in Lyon, France. From March 2001 to January 2004, he held management positions as General Manager of EDAP Technomed Malaysia. He was appointed Chief Operating Officer of EDAP TMS in November 2004 and became Chief Executive Officer of the Company on March 31, 2007. Previously he worked for Sodem Systems,  which manufactures orthopaedic power tools, as Area Sales Manager. He is a graduate of Institut Commercial de Lyon, France.

Eric Soyer	41	Chief Financial Officer of EDAP TMS S.A.

Eric Soyer joined the Company in December 2006. He was previously CFO of Medica, a €270 million French company operating 108 nursing home and post-care clinics throughout France and Italy. Previously he was CFO and a Managing Director of April Group, an insurance services company listed on the Paris stock exchange, with 22 subsidiaries in France, the UK, Spain, Germany and Italy. He has international experience as a controller and cost accountant for Michelin Group in France, the United States and Africa. Eric Soyer has a BA degree from Clermont Graduate School of Management, an MBA degree from the University of Kansas and an Executive MBA degree from the HEC Paris School of Management.

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. The mandate for each member of the Board of Directors expires on the date of the annual meeting of shareholders approving the financial results for fiscal year 2007, in June 2008. There is no contract providing for benefits upon termination of the directors’ mandates.

Philippe Chauveau	See biography under “—Senior Executive Officers.”

Pierre Beysson Age: 66
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat on a number of boards of companies related to the Accor Group. He is now a mergers and acquisitions consultant. Before his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and has an MBA from Harvard Business School.

Karim Fizazi Age: 42
Dr. Karim Fizazi was appointed as a member of the Company's Board of Directors in November 2002. He is currently Chairman of the Genito-Urinary Oncology group at Institut Gustave Roussy in Villejuif, France, which is the biggest cancer center in Europe. He was appointed Head of Department of Medicine of Institut Gustave Roussy in 2005. He was visiting Assistant Professor, Genitourinary Medical Oncology Department, MD Anderson Cancer Center in Houston, Texas for 18 months. His residency included a position at the Institut Curie in Paris.

Jean-Philippe Deschamps Age: 66
Pr. Jean-Philippe Deschamps was appointed as a member of the Company's Board of Directors in March 2007. He is Professor of Technology and Innovation Management at IMD, in Lausanne, Switzerland. Prior to joining IMD in November 1996, he was based in Brussels as a corporate Vice-President with Arthur D. Little and Chairman of the firm's technology and innovation management practice, which he created in 1981. Before that, he was Arthur D. Little's first European practice leader for strategy and organization. He has thirty years of international management consulting experience throughout Europe, North America, Asia and the Middle East. He graduated from Ecole des Hautes Etudes Commerciales in Paris and received his MBA from INSEAD and from the Harvard Business School.

Hugues de Bantel Age: 38
Hugues de Bantel joined the Company in 1996, and since then has served as Asia Pacific Area Manager and Manager of EDAP Technomed Malaysia from its founding in 1997 and, since April 2000, President of EDAP Technomed Japan. He was appointed President of EDAP TMS France (formerly TMS S.A.) on November 6, 2002, and President of EDAP S.A. on November 13, 2003. He was appointed Chief Executive Officer of the Company on July 1, 2004. On March 31, 2007, he stepped down from his CEO position and joined the Board of Directors. He is currently preparing an MBA at IMD, Lausanne, Switzerland. Before joining EDAP TMS, Mr. de Bantel was Sales Manager for Europe and Asia at AFE’s Lifts Division. He previously worked at Procter & Gamble as Area Sales Manager. Mr. de Bantel graduated from Ecole Superieure de Commerce, Rouen (France).

Compensation and Options

The whole Board of Directors acts as a ‘‘Compensation Committee’’ to review the compensation of our Senior Executive Officers, as per the approved charter of the “Compensation Committee”, and to propose any changes to compensation paid to the Board of Directors, provided that the majority of independent members participate in the votes for Management compensations. Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2007 was approximately €0.6 million. No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2007.

As of December 18, 2002, the shareholders of two of our wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized their respective Boards of Directors to grant certain Senior Executive Officers warrants to subscribe to an aggregate of 604,538 new shares of TMS S.A.’s and EDAP S.A.’s common stock. The average exercise price of such warrants is equivalent to the higher of either (a) the share value of the capital of each company or (b) the net book value, each such amount to be calculated on the date of exercise. As of December 31, 2007, none of these warrants have been exercised and Hugues de Bantel, President of each subsidiary until March 22, 2007, renounced the allocated warrants.

As of December 31, 2007, Senior Executive Officers held an aggregate of 197,763 options to purchase or to subscribe to shares of our common stock, with a weighted average exercise price of €3.68 per shares. Of these options, 6,000 expire on December 31, 2008, 6,425 expire on June 18, 2012, 30,000 expire on February 24, 2014 and 155,338 expire on October 29, 2017.

Audit Committee

The Board of Directors’ Audit Committee comprises four fully independent Members: Mr. Pierre Beysson acting as Head of the Audit Committee, Mr. Philippe Chauveau, Dr. Karim Fizazi and Pr. Jean-Philippe Deschamps. The purpose of the Committee, conforming to its annually approved charter, is to:

•
Provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: the integrity of our financial statements, our compliance with legal and regulatory requirements, our accounting practices and financial reporting processes, the effectiveness of our disclosure controls and procedures and internal control over financial reporting, the independent auditor’s qualifications and independence, and the performance of our internal audit function and independent auditors.

•
Prepare the Audit Committee report that SEC proxy rules require to be included in our annual proxy statement. The Audit Committee may request any officer or employee of the Company or our outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Employees

As of December 31, 2005, we employed 134 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	13	22	24	8	3	2	15	87
Italy	3	0	0	0	0	0	3	6
Germany	2	0	2	0	0	0	2	4
Japan	9	0	13	0	2	0	4	28
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	30	22	40	8	5	2	27	134

As of December 31, 2006, we employed 142 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	15	22	24	9	3	3	17	93
Italy	3	0	0	0	0	0	2	5
Germany	2	0	2	0	0	0	2	6
Japan	9	0	14	0	2	0	4	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	32	22	43	9	5	3	28	142

As of December 31, 2007, we employed 148 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	14	29	20	10	4	2	16	95
Italy	3	0	0	0	0	0	2	5
Germany	3	0	2	0	0	0	3	8
Japan	8	0	15	0	2	0	4	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Russia	1	0	0	0	0	0	0	1
USA	0	0	0	0	0	1	0	1
Total =	32	29	40	10	6	3	28	148

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of March 16, 2008, the total number of shares issued was 9,624,497, with 423,740 shares held as Treasury Stocks, thus bringing the total number of shares outstanding to 9,200,757.

As of March 16, 2008, the Board of Directors and the Senior Executive Officers of the Company held a total of 119,103 Shares representing 1.24% of the total share capital and (after subtracting treasury stock which under French law carries no voting rights) 1.29% of the voting rights of the Company.

Options to Purchase or Subscribe for Securities

As of March 16, 2008, we had sponsored five stock purchase and subscription option plans.

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

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe for free shares were granted by the Board of Directors, based on certain performance criteria to be met for years 2005 and 2006. However, given the dramatic shift of business model during 2005 from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), on January 6, 2006, the Board of Directors decided to cancel the 2005 allocation plan and to set up a new one reflecting the new business model for years 2006 and 2007. On January 6, 2006, in accordance with the Performance Stock Plan authorized by the shareholders, 564,100 rights to subscribe to new shares were distributed, including new entrants. On July 3, 2006, an additional 13,800 rights to subscribe to new shares were distributed to new entrants. On March 8, 2007, 47,100 rights to subscribe to new shares were granted to new entrants by the Board of Directors, based on certain performance criteria to be met for years 2007 and 2008. On that same date, upon reviewing and approving the consolidated 2006 results, the Board confirmed that 2006 performance criteria fixed by the Board on January 6, 2006 were not met. 313,680 rights to subscribe to new shares, based on these fixed performance criteria were then cancelled and these shares will then never be subscribed and issued. On March 8, 2007, a revised business model was approved by the Board of Directors for years 2007 and 2008. On that date, 47,100 rights to subscribe to new shares were granted to new entrants, subject to the achievement of certain milestones based on the revised 2007-2008 business model. As of December 31, 2007 none of the milestones for the year 2007, fixed by the January 6, 2006 Board of Directors, have been reached, and only one milestone fixed by the March 8, 2007 Board of Directors, has been reached, thus triggering the allocation of 7,065 new shares to some employees. As per the Performance Stock Plan approved on March 8, 2007, these shares will only be issued on July 2009. As of December 31, 2007, 211,435 rights to subscribe to new shares, based on these fixed performance criteria for the year 2007 were then cancelled and these shares will then never be subscribed and issued. As of December 31, 2007, only 18,840 rights out of the 625,000 initially granted were still in force, based on 2008 milestones.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares and up to 105,328 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

On December 31, 2007, the duration of our stock option contracts was as follows:

months until expiration	Number of Shares
12	46,900
24	1,212
48	52,000
54	6,425
74	171,000
120	504,088

As of December 31, 2007, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2007		2006		2005
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	502,162	2.36	593,262	2.50	580,262	2.49
Granted	504,088	3,99			15,000	2.78
Exercised	(183,750)	2.03	(72,600)	3,20	(1,000)	1.62
Forfeited	(7,250)	2,60	(18,500)	2,60	(1,000)	3.81
Expired	(33,625)	3.81	-	-	-	-
Outstanding on December 31,	781,625	3.42	502,162	2.38	593,262	2.50
Exercisable on December 31,	234,787	2,63	405,162	2,73	409,652	2.45
Shares purchase options available for grant on December 31	105,328	-	0	-	0	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2007:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	504,088	10	3.99	-	-
3.81	37,900	1	3.81	37,900	3.81
2.60	171,00	6.2	2.60	128,250	2.60
2.08(1)	52,000	4.0	2.08	52,000	2.08
2.02(2)	6,425	4.5	2.02	6,425	2.02
1.83	10,212	1.5	1.83	10,212	1.83
1.83 to 3.99	781,625	3.9	3.51	234,787	2.63

(1)
All the 52,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = €1.085).

(2)	All the 6,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = €1.0545).

Exemptions from Certain NASDAQ Corporate Governance Rules

NASDAQ rules provide for exemptions from the NASDAQ corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We received from NASDAQ an exemption from compliance with one certain corporate governance standard that is contrary to the law, rules, regulations or generally accepted business practices of France. The exemption, and the practices followed by the Company, are described below:

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly. At March 16, 2008, to our knowledge, the following persons had beneficial ownership of more than 5% of the Shares: Siemens France Holding owned 1,003,250 Shares representing 10.42% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 10.90% of voting rights, Wells Capital Management, Inc., formerly Benson Associates LLC, owned 841,809 Shares representing 8.75% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 9.14% of voting rights and Bruce & Co., Inc, owned 729,929 shares representing 7.58% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 7.93% of voting rights. The Shares owned by these persons do not carry special voting rights.

To our knowledge, there have been no significant changes in the percentage of ownership of our Shares over the past three years.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company.

As of March 16, 2008, 9,624,497 Shares were issued, including 9,200,757 outstanding and 423,740 treasury Shares. At the same date, there were 9,461,889 ADSs, each representing one Share, all of which were held of record by 21 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable under this contract were €71 thousand, €61 thousand and €136 thousand, for 2007, 2006 and 2005 respectively. Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases amounted to €558 thousand, €588 thousand and €396 thousand in 2007, 2006 and 2005 respectively. As of December 31, 2007, receivables from Dae You amounted to €52 thousand and our payables to them amounted to €28 thousand. As of December 31, 2006, receivables amounted to €73 thousand and payables to €24 thousand.

We purchase certain technological elements from Siemens AG, an affiliate of our shareholder Siemens France Holding. Total purchases amounted to €183 thousand in 2007, €444 thousand in 2006 and €547 thousand in 2005. As of December 31, 2007, payables due to Siemens AG amounted to €1 thousand and as of December 31, 2006, payables amounted to €18 thousand.

The Company signed an exit agreement, including a severance package, with a former senior executive which provides compensation of approximately €512 thousand including social charges.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2007, total consolidated export sales, which we define as sales made outside of France, were €14.4 million, which represented 71% of total sales.

Legal Proceedings

To date, the Company is a party to one product liability action in the United States by patients claiming to have been injured in the course of a Prostatron procedure. The Company has agreed to retain liability for this case following the sale of the Prostatron business in October 2000. The Company believes that the patients’ claims against the Company are without merit. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claim and suit would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2007, and for the year then ended.

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

In France, dividends are paid out of after-tax income. Dividends paid to holders of Shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, certain other benefits, under conditions provided for in the relevant treaty under French law. See Item 10, ‘‘Additional Information—French Taxation—Taxation of Dividends on Shares or ADSs—Withholding Tax.’’

No dividends were paid with respect to fiscal years 2003 through 2007, and we do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the October 2007 private placement, we agreed not to pay cash dividends on any of our equity securities. Thereafter, declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant.

Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of EDAP TMS S.A. and its consolidated subsidiaries since December 31, 2007.

Item 9. The Offer and Listing

Description of Securities

The Shares are traded solely in the form of ADSs, each ADS representing one Share. Each ADS may be evidenced by an American Depositary Receipt issued by The Bank of New York, our Depositary. The principal United States trading market for the ADSs, which is also the principal trading market for the ADSs overall, is the NASDAQ Global Market of the NASDAQ Stock Market, Inc. (‘‘NASDAQ”), on which the ADSs are quoted under the symbol ‘‘EDAP.’’ The principal non-U.S. trading market for the ADSs was NASDAQ Europe, formerly known as the European Association of Securities Dealers Automated Quotation System (‘‘EASDAQ’’), on which the ADSs were quoted under the symbol ‘‘EDAP’’. We requested and received a conditional approval from NASDAQ Europe for the delisting of our ADSs effective on April 25, 2002.

Trading Markets

The following tables set forth, for the years 2003 through 2007, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2007	9.40	4.25
2006	21.64	5.12
2005	5.68	3.10
2004	3.92	1.55
2003	1.99	1.00

The following tables set forth, for the years 2006 and 2007, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
	$
2007:
First Quarter	9.40	5.62
Second Quarter	8.85	5.67
Third Quarter	8.00	4.60
Fourth Quarter	6.62	4.25

2006:
First Quarter	21.64	5.30
Second Quarter	19.46	7.02
Third Quarter	12.20	6.50
Fourth Quarter	8.60	5.12

The following table sets forth, for the most recent six months (from October 2007 through March 10, 2008), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
	$
2007:
October	8.60	7.00
November	7.55	5.12
December	6.89	5.33

2008:
January	4.99	3.55
February	5.12	3.62
March (through March 16, 2008)	4.84	4.01

Item 10. Additional Information

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of our articles of association (statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our statuts. Each time they are modified, we file copies of our articles of association with, and such articles of association are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316488204 RCS-LYON.

Our corporate affairs are governed by its articles of association and by Book II of the French Commercial Code, as amended.

Our articles of association were last updated in August 2007 to act the recent increase in share capital related to the exercise of subscription options and warrants.

Corporate Purposes

Pursuant to Article 2 of the articles of association, the purposes of the Company are:

•
the taking of financial interests, under whatever form, in all French or foreign groups, companies or businesses which currently exist or which may be created in the future, mainly through contribution, subscription or purchasing of stocks or shares, obligations or other securities, mergers, holding companies, groups, alliances or partnerships;

•	the management of such financial interests;

•	the direction, management, control and coordination of its subsidiaries and interests;

•	the provision of all administrative, financial, technical or other services; and

•
generally, all operations of whatever nature, financial, commercial, industrial, civil, relating to property and real estate which may be connected directly or indirectly, in whole or in part, to the Company’s purposes or to any other similar or related purposes which may favor the extension or development of said purposes.

Board of Directors

The Board of Directors is currently composed of five members who were appointed by the shareholders for a period of six years expiring upon the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2007 See Item 6, ‘‘Directors, Senior Management and Employees’’. The tenure of a director terminates at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such Director comes to an end. Directors may always be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

The mandate for each member of the current Board of Directors expires on the date of the ordinary general shareholders' meeting approving the financial results for the 2007 fiscal year.

Each Director must own at least one share during his/her term of office. If, at the time of his/her appointment, a director does not own the required number of shares or if during his/her term, he/she no longer owns the required number of shares, he/she is considered to have automatically resigned if he/she fails to comply with the shareholding requirement within three months.

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

The Board of Directors determines the direction of our business and supervises our operations. Within the limits set out by the corporate purposes and the powers expressly granted by law to the general shareholders’ meeting, the Board of Directors may deliberate upon our operations and make any decisions in accordance with our business. However, a director must abstain from voting on matters in which the director has an interest. The resolutions passed in a meeting of the Board of Directors are valid only if a quorum of half of the directors is reached. A Director cannot borrow money from the Company.

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

The Chief Executive Officer

We are managed by the Chairman of the Board of Directors or an individual elected by the Board of Directors bearing the title of Chief Executive Officer. The choice between these two methods of management belongs to the Board of Directors and must be made as provided for by our articles of association. On July 1, 2004, the Board of Directors appointed Mr. Hugues de Bantel as Chief Executive Officer. Following a Management succession plan announced in December 2006, Hugues de Bantel was replaced by Marc Oczachowski, current Chief Operating Officer. Hugues de Bantel was appointed a member of the Board of Directors.

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

Under French law and our articles of association, we are required to allocate 5% of our net profits in each fiscal year to a legal reserve fund until the amount in such reserve fund is equal to 10% of the nominal amount of the registered capital. The legal reserve is distributable only upon the liquidation of the Company.

Our shareholders may, upon recommendation of the Board of Directors, decide to allocate all or a part of distributable profits, if any, among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends.

Our articles of association provide that, if so agreed by the shareholders, reserves that are available for distribution under French law and our articles of association may be distributed as dividends, subject to certain limitations.

If we have made distributable profits since the end of the preceding fiscal year (as shown on an interim income statement certified by our statutory auditors), the Board of Directors has the authority under French law, without the approval of shareholders, to distribute interim dividends to the extent of such distributable profits. We have never paid interim dividends.

Under French law, dividends are distributed to shareholders pro rata according to their respective shareholdings. Dividends are payable to holders of shares outstanding on the date of the annual shareholders' meeting deciding the distribution of dividends, or in the case of interim dividends, on the date of the Board of Directors meeting approving the distribution of interim dividends. However, holders of newly issued shares may have their rights to dividends limited with respect to certain fiscal years. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the Board of Directors in the absence of such a decision by the shareholders. The payment of the dividends must occur within nine months from the end of our fiscal year. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

If the Company is liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of the shares, then the surplus, if any, will be distributed pro rata among the shareholders based on the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any.

Changes in Share Capital (French Law)

Our share capital may be increased only with the approval of the shareholders entitled to vote at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in the share capital may be effected either by the issuance of additional shares (including the creation of a new class of shares) or by an increase in the nominal value of existing shares. Additional Shares may be issued for cash or for assets contributed in kind, upon the conversion of debt securities previously issued by the Company, by capitalization of reserves, or, subject to certain conditions, in satisfaction of indebtedness incurred by the Company. Dividends paid in the form of Shares may be distributed in lieu of payment of cash dividends, as described above under ‘‘—Dividend and Liquidation Rights (French law).’’ French law permits different classes of shares to have liquidation, voting and dividend rights different from those of the outstanding ordinary shares.

Our share capital may be decreased only with the approval of the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The conditions under which the registered capital may be reduced will vary depending upon whether or not the reduction is attributable to losses incurred by the Company. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation by us of our shares. Under French law, all the shareholders in each class of shares must be treated equally unless the inequality in treatment is accepted by the affected shareholder. If the reduction is not attributable to losses incurred by us, each shareholder will be offered an opportunity to participate in such capital reduction and may decide whether or not to participate therein.

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

The Board of Directors is required to convene an annual ordinary general shareholders meeting, which must be held within six months of the end of our fiscal year, for approval of the annual accounts. Other ordinary or extraordinary meetings may be convened at any time during the year. Shareholders meetings may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by our statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent either by one or more shareholders holding at least 5% of the our registered capital or by an interested party under certain circumstances, or, in case of an urgent matter, by the Work Council (Comité d’entreprise) representing the employees. The notice calling a meeting must state the agenda for such meeting.

French law provides that, at least 15 days before the date set for any general meeting on first notice, and at least six days before the date set for any general meeting on second notice, notice of the meeting must be sent by mail to all holders of properly registered shares who have held such shares for more than one month before the date of the notice. A preliminary written notice (avis de réunion) must be sent to each shareholder who has requested to be notified in writing. Under French law, one or several shareholders together holding a specified percentage of shares may propose resolutions to be submitted for approval by the shareholders at the meeting. Upon our request, the Bank of New York will send to holders of ADSs notices of shareholders’ meetings and other reports and communications that are made generally available to. The Work Council may also require the registration of resolution proposals on the agenda.

Attendance and exercise of voting rights at ordinary and extraordinary general meetings are subject to certain conditions. Shareholders deciding to exercise their voting rights must have their shares registered in their names in the shareholder registry maintained by or on behalf of the Company before the meeting. An ADS holder must timely and properly return its voting instruction card to the Depositary to exercise the voting rights relating to the shares represented by its ADSs. The Depositary will use its reasonable efforts to vote the underlying shares in the manner indicated by the ADS holder. In addition, if an ADS holder does not timely return a voting instruction card or the voting instruction card received is improperly completed or blank, that holder will be deemed to have given the Depositary a proxy to vote, and the Depositary will vote in favor of all proposals recommended by the Board of Directors and against all proposals that are not recommended by the Board of Directors.

All shareholders who have properly registered their shares have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, an entity we control directly or indirectly is prohibited from holding shares in the Company and, in the event it becomes a shareholder, such entity would not be entitled to any voting rights. A proxy may be granted by a shareholder whose name is registered on our share registry to his or her spouse, to another shareholder or to a legal representative, in the case of a legal entity, or by sending a proxy in blank to the Company without nominating any representatives. In the latter case, the Chairman of the shareholders’ meeting will vote such blank proxy in favor of all resolutions proposed by the Board of Directors and against all others.

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

As set forth in our articles of association, shareholders’ meetings are held at our registered office of the Company or at any other locations specified in the written notice. We do not have staggered or cumulative voting arrangements for the election of Directors.

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

Form and Holding of Shares (French Law)

Form of Shares

Our articles of association provide that shares can only be held in registered form.

Holding of Shares

The shares are registered in the name of the respective owners thereof in the registry maintained by or on behalf of the Company.

Stock certificates evidencing shares, in a manner comparable to that in the United States, are not issued by French companies, but we may issue or cause to be issued confirmations of shareholdings registered in such registry to the persons in whose names the shares are registered. Such confirmations do not constitute documents of title and are not negotiable instruments.

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

Certain Exemptions (French Law)

Under the U.S. securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the current NASDAQ corporate governance requirements. For more information on these exemptions, see Item 6, ‘‘Directors, Senior Management and Employees—Exemptions from Certain NASDAQ Corporate Governance Rules.’’

Enforceability of Civil Liabilities (French Law)

We are a société anonyme, or limited liability corporation, organized under the laws of the Republic of France. The majority of our directors and executive officers reside in the Republic of France. All or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce, either inside or outside the United States, judgments against such persons obtained in U.S. courts or to enforce in U.S. court judgments obtained against such persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon the civil liability provisions of the federal securities laws of the United States. In an original action brought in France predicated solely upon the U.S. federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought, and actions for enforcement in France of judgments of U.S. courts rendered against French persons referred to in the second sentence of this paragraph would require such French persons to waive their right under Article 15 of the French Civil Code to be sued in France only. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict obtaining evidence in France or from French persons in connection with such actions.

Material Contracts

On August 3, 2006, we closed a private placement of 961,676 ordinary shares in the form of ADSs, resulting in net proceeds of approximately $7.5 million. The Securities Purchase Agreement among EDAP TMS S.A. and each purchaser set forth the purchase price for the ordinary shares. The terms for registering the ADSs with the SEC are covered by the Registration Rights Agreement.

On October 31, 2007, we completed the private placement of $20 million principal amount of 9% Senior Convertible Debentures due 2012. In addition, the purchasers of the convertible debentures and the Placement Agent received warrants to purchase our ordinary shares, which expire in 2013. The October 2007 private placement resulted in net proceeds of approximately $17.4 million. The Securities Purchase Agreement, dated as of October 29, 2007, among EDAP TMS S.A. and each purchaser was furnished to the SEC on Form 6-K dated October 31, 2007, and incorporated by reference in our Form F-3 registration statement filed with the SEC on November 30, 2007. The terms for registering the underlying ADSs with the SEC are included in the Registration Rights Agreement, dated as of October 29, 2007, among EDAP TMS S.A. and the investors signatory thereto, which was furnished to the SEC on Form 6-K dated October 31, 2007 and incorporated by reference in our Form F-3 filed with the SEC on November 30, 2007.

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

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of Shares or ADSs. It does not constitute legal or tax advice. The following summary does not address the treatment of Shares or ADSs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

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

Taxation of Dividends on Shares or ADSs - Withholding Tax

In France, dividends are paid out of after-tax income. Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 25% French withholding tax (reduced to 18% since January 1st 2008 when non-residents are individuals resident from one of the countries of the European Economic Area, except Liechtenstein. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

Taxation of dividends

Dividends received by French resident individuals are either included in their total income and subject to the progressive income tax, or they can alternatively be subject to an 18% levy source at the option of the beneficiary.

When no option is exercised by the French resident individuals, they are taxed on only 60% of the dividends they receive and, in addition to second fixed annual allowance of €3,050 for couples subject to joint taxation and €1,525 for single persons, widows or divorced persons, are entitled to a tax credit equal to 50% of all dividends received within one year (the "Tax Credit"). The Tax Credit is capped at €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

As a result of the French Finance Bill for 2008, French resident individuals can elect to have all or part of the dividends received subject to an 18% levy at source at the irrevocable option of the shareholder exercised no later than at the time of the payment if t occurs in France. If the option is exercised only for a portion of the dividends received during the year (whether they are distributed by EDAP or any other company), the remaining dividends subject to the progressive income tax lose the benefit of the aforementioned allowances and the Tax Credit. Holders of Shares are invited to contact their financial or tax advisor to be informed of the consequences of such option on their tax situation and the terms and conditions of exercising the option and the payment of the levy at source as well as the reporting obligations related to such option when the paying agent is not located in France.

Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals who were previously entitled to a refund of the avoir fiscal may benefit, under the same conditions as for the avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax) under certain conditions, subject to compliance with the procedures for claiming benefits under the applicable treaty. The French tax authorities have not yet issued any guidance with regard to the procedures for claiming the refund of the Tax Credit to non-resident individuals.

Individual investors are urged to consult their own tax advisors in this respect.

Taxation on Sale or Disposition of Shares or ADSs

Subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes, do not hold Shares or ADSs in connection with the conduct of a business or profession in France, and have not held more than 25% of dividend rights (droits aux bénéfices sociaux) of the Company, directly or indirectly, alone or together with their spouse, ascendants or descendants, at any time during the preceding five years, are not subject to French income tax or capital gains tax on the sale or disposition of Shares or ADSs.

A 1.1% ad valorem registration duty (subject to a maximum of €4,000 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Estate and Gift Tax

France imposes estate and gift tax on shares or ADSs of a French corporation that are acquired by inheritance or gift. The tax applies without regard to the tax residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Wealth Tax

Individuals who are not residents of France for purposes of French taxation are not subject to a wealth tax (Impôt de Solidarité sur la Fortune) in France as a result of owning an interest in the share capital of a French corporation, provided that such ownership interest is, directly or indirectly, less than 10% of the corporation’s share capital and does not enable the shareholder to exercise influence over the corporation. Double taxation treaties may provide for a more favorable tax treatment.

Taxation of U.S. Investors

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of Shares or ADSs by a holder that is a resident of the United States for purposes of the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”), which entered into force on December 30, 1995 (as amended by any subsequent protocols), and the tax regulations issued by the French tax authorities, and are fully eligible for benefits under the Treaty (a ‘‘U.S. holder’’). A holder generally will be entitled to Treaty benefits in respect of Shares or ADSs if he is concurrently:

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

If a partnership holds Shares of ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds Shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its Shares and ADSs.

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

Holders should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of Shares or ADSs in the light of their particular circumstances, including the effect of any state, local, or other national laws.

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 25% rate. However, under the Treaty, the rate of French withholding tax on dividends paid to a U.S. holder is reduced to 15% and a US holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any.

 French withholding tax will be withheld at the 15% Treaty rate if a U.S. holder has established before the date of payment that the holder is a resident of the United States under the Treaty by following the simplified procedure described below.

In addition, individual U.S. holders may be entitled to a refund of the Tax Credit, less a 15% withholding, provided that (i) they are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates, and (ii) they are the effective beneficiaries of such dividend. The French tax authorities have not yet issued guidance with respect to the procedures for claiming the refund of the Tax Credit to non-resident individuals.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011 with respect to the Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, we believe that the Company was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2007 taxable year. In addition, based on the Company’s audited financial statements and our current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate it becoming a PFIC for the 2008 taxable year. Accordingly, dividends paid by us in 2008 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its Shares or ADSs during a year in which the Company was a PFIC and such holder did not make a mark-to-market election (as described under “—Passive Foreign Investment Company Rules” below).

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

Procedures for Claiming Treaty Benefits

The French tax authorities issued guidelines in Instruction n° 4-J-1-05, dated February 25, 2005 that significantly changed the formalities to be complied with by non-resident shareholders, including U.S. holders, in order to obtain the reduced withholding tax rate on distributions made on or after January 1, 2005.

Pursuant to these guidelines, U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

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

For partnerships or trusts, claims for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

In order to be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If Form 5000 is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and a holder would have to claim a refund for the excess under the normal procedure by filing both Form 5000 and Form 5001 no later than December 31 of the second year following the year in which the dividend is paid.

Copies of Form 5000 and Form 5001 may be downloaded from the French tax authorities’ website (www.impots.gouv.fr) and are also available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents in France (10 rue du Centre 93160, Noisy-le-Grand).

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

As discussed above (see “—Dividends”), the Company believes that it was not a PFIC in 2007 and does not anticipate being a PFIC in 2008. However, as discussed in Forms 20-F filed by the Company with respect to prior years, the Company believes that it was a PFIC during certain periods.

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

U.S. holders may be able to avoid the unfavorable treatment described above by electing to mark their Shares or ADSs to market. For any year in which the Company is a PFIC, a U.S. holder who makes a mark-to-market election would include as ordinary income the excess of the fair market value of the Shares or ADSs at year-end over the holder’s basis in those Shares or ADSs. In addition, any gain recognized upon a sale of Shares or ADSs in such year would be taxed as ordinary income.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference room at 100F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at +1 800 SEC 0330.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments for trading purposes. As of December 31, 2007, we had no outstanding foreign exchange sale contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2007, approximately 77% of our total operating expenses were denominated in euro. During the same period, approximately 71% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2007 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €118,000 for the year ended December 31, 2007, compared to a decrease of approximately €65,000 for the year ended December 31, 2006. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2007 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.05 million and €0.2 million of our outstanding indebtedness at December 31, 2006 and 2005, respectively, were denominated in Japanese yen. At December 31, 2007, we had no outstanding indebtedness denominated in Japanese yen. None of our outstanding indebtedness was denominated in U.S. dollars at December 31, 2006 and 2005 and at December 31, 2007 we had approximately €15.3 million of outstanding debt denominated in U.S. dollars.

In addition, we had approximately €11.4 million, €0.4 million and €0.5 million of cash denominated in U.S. dollars at December 31, 2007, 2006 and 2005, respectively, and €1.0 million, €1.2 million and €0.9 million of cash denominated in Japanese yen at December 31, 2007, 2006 and 2005, respectively.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2007. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

      The Company’s internal controls over financial reporting include those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include the attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred as of the end of the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the chair of the Board’s audit committee, Mr. Pierre Beysson, an independent Director, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2007, there were no waivers of its applicability. We have attached the code of ethics as an exhibit to this report and have made it available on our website at www.edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on July 22, 2005. This requires all services which are to be performed by our external auditors to be pre-approved. This may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. No services which are classified as prohibited services by the U.S. Securities and Exchange Commission under the 2003 Rules were commissioned after May 6, 2003. Our external auditors Ernst & Young Audit (“E&Y”) billed the following services related to our 2007 financial year:

Nature of the Fees	2005 (in €)	2006 (in €)	2007 (in €)
Audit fees	136,020	175,780	162,394
Audit-related fees	97,305	96,850	53,040
Tax fees	-	-
All other fees	-	-
Total	233,325	272,630	215,434

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

Tax Fees

Tax services consisted of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the review of tax returns, assistance with tax audits, as well as assistance relating to tax law. No tax services were rendered during the 2007 fiscal year.

All Other Fees

Other services mainly consisted of routine and administrative follow-up of patents and brand names. All these services were unrelated to the audits of our financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2007, neither the Company nor affiliated purchasers made purchases of equity securities of the Company registered pursuant to Section 12 of the Exchange Act.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of August 29, 2007 (together with an English translation thereof).

4.1
(a) Distribution Agreement, dated as of February 25, 2004, among the Company, HT Prostate Therapy Management Company, LLC, EDAP S.A. and Technomed Medical Systems, S.A (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed on June 4, 2004 (File No. 000-29374)). (2)

(b) Amendment No. 1 to the Distribution Agreement dated December 23, 2004 (incorporated herein by reference to Exhibit 4.1(b) to the Annual Report on Form 20-F filed on May 20, 2005 (File No. 000-29374)). (1)

(c) Amendment No. 2 to the Distribution Agreement dated December 29, 2005 (incorporated herein by reference to Exhibit 4.1(c) to the Annual Report on Form 20-F filed on June 6, 2006 (File No. 000-29374)). (1)

(d) Termination Agreement dated as of April 3, 2007 among the Company, HT Prostate Therapy Management Company, LLC, EDAP S.A. and Technomed Medical Systems, S.A.

(e) Amendment to Termination Agreement dated July 9, 2007, among the Company, HT Prostate Therapy Management Company, LLC, EDAP S.A. and Technomed Medical Systems, S.A.

4.2
(a) Commercial Leases dated October 1, 2002 and Amendment No. 1 dated October 15, 2002, between Maison Antoine Baud and EDAP TMS S.A., EDAP S.A. and Technomed Medical Systems S.A. (together with an English translation thereof) (incorporated herein by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on May 8, 2003 (File No. 000-29374)). (1)

(b) Amendment No. 2 to commercial leases between TMS S.A. and Maison Antoine Baud, signed on June 28, 2004(incorporated herein by reference to Exhibit 4.2(b) to the Annual Report on Form 20-F filed on May 20, 2005 (File No. 000-29374)). (1)

4.3
Form of Securities Purchase Agreement dated as of July 27, 2006 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1 to the Report of Foreign Private Issuer on Form 6-K/A furnished on August 18, 2006 (File No. 000-29374)). (1)

4.4
Form of Registration Rights Agreement dated as of July 27, 2006, among EDAP TMS S.A. and the investors signatory thereto (incorporated herein by reference to Exhibit 2 to the Report of Foreign Private Issuer on Form 6-K/A furnished on August 18, 2006 (File No. 000-29374)). (1)

4.5
Form of Securities Purchase Agreement dated as of October 29, 2007 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1 to the Report of Foreign Private Issuer on Form 6-K furnished on October 31, 2007 (File No. 000-29374)). (1)

4.6
Form of Registration Rights Agreement dated as of October 29, 2007, among EDAP TMS S.A. and the investors signatory thereto (incorporated herein by reference to Exhibit 2 to the Report of Foreign Private Issuer on Form 6-K furnished on October 31, 2007 (File No. 000-29374)). (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of March 1, 2008.

11.1	Code of Ethics of the Company, approved by the Board of Directors on July 22, 2005.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Ernst & Young.

(1)	Previously filed.
(2)	Previously filed with certain confidential portions omitted under Rule 24b-2 under Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: March 31, 2008	/s/ MARC OCZACHOWSKI
Marc Oczachowski Chief Executive Officer

Dated: March 31, 2008	/s/ ERIC SOYER
Eric Soyer Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of EDAP TMS S.A.

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 2007. These consolidated financial statements are the responsibility of EDAP TMS's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAP TMS S.A. and subsidiaries at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 of the Consolidated Financial Statements, the Company adopted, as of January 1, 2006, the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

ERNST & YOUNG Audit

/s/ LAURENT CHAPOULAUD
Represented by Laurent Chapoulaud

March 31, 2008
Lyon, France

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2006
(in thousands of euros unless otherwise noted)

ASSETS	Notes	2007	2006
Current assets
Cash and cash equivalents	2	17,523	9,894
Net Trade accounts and notes receivable	3	10,876	10,142
Other receivables	4	1,149	732
Inventories	5	4,306	3,766
Deferred tax assets	22-3	245	85
Other assets, current portion	6	935	744
Short-term investment	2	1,089	1,031
Total current assets		36,124	26,393
Other assets, non-current	6	1,800	−
Property and equipment, net	7	4,179	3,211
Intangible assets, net	8	79	71
Goodwill	8	2,412	2,412
Deposits and other non-current assets		410	386
Total assets		45,003	32,473
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	5,661	4,718
Deferred revenues, current portion	10	452	669
Social security and other payroll withholdings taxes		813	715
Employee absences compensation		443	467
Income taxes payable		49	31
Other accrued liabilities	11	3,293	2,458
Short-term borrowings	13	1,593	1,308
Current portion of capital lease obligations	12	521	436
Current portion of long-term debt	14	58	123
Total current liabilities		12,884	10,926
Deferred revenues, non current	10	708	613
Capital lease obligations, non current	12	1,035	696
Convertible debentures carried at fair value	14	11,691	−
Financial instruments carried at fair value	14	3,484	−
Other Long-term debt, non current	14	−	58
Other long-term liabilities	15	703	880
Total liabilities		30,504	13,172
Shareholders’ equity
Common stock, €0.13 par value;
9,624,497 shares issued and 9,200,757 shares outstanding; 9,324,497 shares issued and 8,817,007 shares outstanding at December 31, 2007 and 2006, respectively		1,251	1,212
Additional paid-in capital		25,896	25,476
Retained earnings		(8,265)	(2,835)
Cumulative other comprehensive loss		(3,082)	(3,016)
Treasury stock, at cost; 423,740 and 507,490 shares at December 31, 2007 and 2006, respectively		(1,301)	(1,538)
Total shareholders’ equity	16	14,499	19,300
Total liabilities and shareholders’ equity		45,003	32,473

The accompanying notes are an integral part of the consolidated financial statements

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2007, 2006 and 2005
(in thousands of euros unless otherwise noted)

	Notes	2007	2006	2005
Sales of goods		11,752	10,849	12,198
Sales of RPPs & leases		4,814	3,805	3,146
Sales of spare parts and services		5,647	5,520	5,606
Total sales		22,213	20,174	20,952
Warrants granted		-	-	(235)
Total net sales	17	22,213	20,174	20,717
Other revenues	18	113	91	93
Total revenues		22,327	20,265	20,810

Cost of goods		(7,130)	(5,582)	(6,453)
Cost of RPPs & leases		(2,169)	(1,576)	(1,115)
Cost of spare parts and services		(3,849)	(4,789)	(4,744)
Total cost of sales		(13,148)	(11,946)	(12,313)

Gross profit		9,179	8,319	8,497

Research and development expenses		(3,194)	(2,442)	(1,784)
Selling and marketing expenses		(5,476)	(4,621)	(3,758)
General and administrative expenses		(4,374)	(4,082)	(4,278)

Non-recurring operating expenses	19	(224)	(267)	-
Loss from operations		(4,089)	(3,094)	(1,323)
Financial (expense) income, net	20	(1,243)	153	135
Foreign currency exchange gain (loss), net		(254)	(430)	218
Other income (expense), net	21	16	(5)	9
Loss before taxes		(5,571)	(3,375)	(961)
Income tax (expense) benefit	22	140	(56)	(104)
Net loss		(5,430)	(3,431)	(1,065)
Basic and diluted (1) net loss per share	1-18	(0.59)	(0.39)	(0.14)
Basic and diluted (1) Weighted average shares outstanding	1-18	9,200,757	8,817,007	7,782,731

(1) Due to the net losses in 2005, 2006 and 2007, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in those years was excluded, as the effect would have been anti-dilutive.

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2007, 2006 and 2005
(in thousands of euros unless otherwise noted)

	2007	2006	2005
Net loss	(5,430)	(3,431)	(1,065)
Other comprehensive loss:
Foreign currency translation adjustments	(71)	(55)	110
Provision for retirement indemnities	5	(84)
Comprehensive loss, net of tax	(5,496)	(3,570)	(955)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2007, 2006 and 2005
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumula-tive Other Compre-hensive Income (loss)	Treasury Stock	Total
Balance as of January 1, 2005	7,781,731	1,087	19,999	1,662	(2,987)	(1,797)	17,964

Net loss				(1,065)			(1,065)
Translation adjustment					110		110
Warrants and stock options granted	1,000		360			3	363
Balance as of December 31, 2005	7,782,731	1,087	20,359	597	(2,877)	(1,794)	17,372
Net loss				(3,431)			(3,431)
Translation adjustment					(55)		(55)
Warrants and stock options granted	72,600		4			256	260
Capital increase	961,676	125	5,114				5,239
Provision for retirement indemnities					(84)		(84)
Balance as of December 31, 2006	8,817,007	1,212	25,476	(2,835)	(3,016)	(1,538)	19,300
Net loss				(5,430)			(5,430)
Translation adjustment					(71)		(71)
Warrants and stock options granted	383,750	39	420			237	695
Capital increase
Provision for retirement indemnities					5		5
Balance as of December 31, 2007	9,200,757	1,251	25,896	(8,265)	(3,082)	(1,301)	14,499

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2006 and 2005
(in thousands of euros unless otherwise noted).

	2007	2006	2005
Cash flows from operating activities
Net loss	(5,430)	(3,431)	(1,065)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,296	1,257	1,202
Change in fair value on Convertible Debentures	747	—	—
Change in fair value on Investors Warrants and Placement Agent Warrants	371	—	—
Other Non-cash compensation	72	32	360
Change in allowances for doubtful accounts & slow-moving inventories	412	273	128
Change in long-term provisions	(18)	229	67
Net capital loss on disposals of assets	407	245	—
Deferred tax expense/(benefit)	(161)	(91)	84
Net loss (gain) on sale of assets	—	—	(21)
Operating cash flow	(2,304)	(1,486)	755
Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	(1,599)	(1,201)	(1,473)
Decrease/(Increase) in inventories	(820)	429	(681)
Decrease/(Increase) in other assets	278	(353)	41
(Decrease)/Increase in trade accounts and notes payable	1,009	395	632
(Decrease)/Increase in accrued expenses, other current liabilities	707	315	441
Net increase/decrease in operating assets and liabilities	(426)	(415)	(1040)
Net cash used in operating activities	(2,729)	(1,901)	(285)

Cash flows from investing activities
Additions to capitalized assets produced by the Company	(1,947)	(1,287)	(1,042)
Net proceeds from sale of leased back assets	1,192	737	239
Acquisitions of property and equipment	(513)	(208)	(372)
Acquisitions of intangible assets	(46)	(43)	(24)
Acquisitions of short term investments	(58)	(1,031)	—
Net proceeds from sale of assets	168	221	113
Increase in deposits and guarantees	(34)	(18)	(21)
Reimbursement of deposits and guarantees	—	—	48
Net cash used in investing activities	(1,238)	(1,629)	(1,059)
Cash flow from financing activities
Proceeds from capital increase (2007: exercise of warrants and stock options)	352	5,239	—
Proceeds from long term borrowings, net of financing costs	11,876	150	288
Repayment of long term borrowings	(121)	(148)	(93)
Repayment of obligations under capital leases	(569)	(464)	(378)
Increase/(decrease) in bank overdrafts and short-term borrowings	285	409	371
Net cash used in financing activities	11,824	5,186	188
Net effect of exchange rate changes on cash and cash equivalents	(227)	(80)	75
Net increase/(decrease) in cash and cash equivalents	7,629	1,575	(1,081)
Cash and cash equivalents at beginning of year	9,894	8,317	9,398
Cash and cash equivalents at end of year	17,523	9,894	8,317

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Sales of RPPs and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

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

Cash investments with a maturity higher than 90 days are considered as short-term investments.

1-7 Accounts Receivables

Accounts receivables are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debt based on our collection efforts, aging of accounts receivables and other known factors.

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

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions and devices subject to sale and leaseback transactions. This equipment is depreciated over a period of seven years.

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

1-11 Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned. Under Statement of Financial Accounting Standards 142, “Goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Intangible assets consist primarily of purchased patents relating to lithotripters, purchased licenses, a purchased trade name and a purchased trademark. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated by the straight-line method over the shorter of the contractual or estimated useful life of the assets, as follows:

Patents	5 years
Licenses	5 years
Trade name and trademark	7 years

1-12 Treasury Stocks

Treasury stock purchases are accounted for at cost. The sale of treasury stocks is accounted for using the first in first out method. Gains on the sale or retirement of treasury stocks are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in capital to the extent that previous net gains from sale or retirement of treasury stocks are included therein; otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations.

1-13 Shipping and handling costs

Shipping and handling costs incurred by the Company are reflected in cost of goods sold.

1-14 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €645 thousand, €483 thousand and €517 thousand for the years ended December 31 2007, 2006 and 2005 respectively.

1-15 Income taxes

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

1-16 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred.

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not utilized, are recoverable in cash. As of December 31, 2007, EDAP TMS had total research tax credits receivable of €222 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-17 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred. Advertising costs amounted to €831 thousand, €584 thousand and €382 thousand for the years ended December 31 2007, 2006 and 2005 respectively.

1-18 Foreign currency translation and transactions

Translation of the financial statements of consolidated companies

The reporting currency of EDAP TMS S.A. for all years presented, is the euro (€). The functional currency of each subsidiary is its local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rate as follows:

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

1-19 Earnings per share

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

1-20 Derivative instruments

Financial Accounting Standards Board Statement No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (‘‘SFAS 133’’) requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must classify the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses from derivative instruments are recorded in the income statememt.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-21 Employee stock option plans

At December 31, 2007, the Company had five stock-based employee compensation plans. The Company adopted SFAS 123R, “Share-Based Payment”, effective January 1, 2006. SFAS 123R requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss). Prior to January 1, 2006, the Company followed the Accounting Principle Board (“APB”) Opinion 25, “Accounting for Stocks Issued to Employees”, and related interpretation for the accounting of stock compensation, as permitted by SFAS 123, “Accounting for Stock Based Compensation”.

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

For options that are subject to graded vesting on a service conditions, the Company recognizes the stock compensation expense under the accelerated recognition method specified in FASB Interpretation (FIN) 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plan”. For options that cliff vest at the end of the vesting period, the Company recognizes the stock compensation expense ratably over the vesting period.

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

For the purpose of this pro forma disclosure, the value of the options and warrants was estimated using Black-Scholes evaluation model method and amortized to expense over their respective vesting period:

Year Ended December 31,
2005
Net loss, as reported	(1,065)
Add: Stock-based employee compensation expense included in
Reported net loss, net of related tax effects	125
Deduct: Total stock-based employee compensation expense
Determined under fair value-based method for all awards, net of related tax effects	(231)

Pro forma net loss	(1,171)
Loss per share:
Basic, as reported	(0.14)
Basic, pro forma	(0.15)
Diluted, as reported	(0.14)
Diluted, pro forma	(0.15)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2007	2006(1)	2005
Weighted-average expected life (years)	10	—	2
Expected volatility rates	75%	—	75%
Expected dividend yield	—	—	—
Risk-free interest rate	4.4%	—	4.3%
Weighted-average exercise price (€)	3.99	—	2.78
Weighted-average fair value of options granted during the year (€)	3.43	—	1.82

(1) The Company did not make any grants during the year ended December 31, 2006.

1-22 Convertible debentures and detachable warrants

Warrants:

As part of the October 2007 $20 million issuance of the 9% Senior Convertible Debentures, we issued warrants to both the investors in the convertible debentures and to the bank that assisted us as the Placement Agent. See Note 14 for further discussion.

In accordance with EITF 00-19, the warrants issued to the investors in the convertible debentures (“Investor Warrants”) and the Placement Agent (“Placement Agent Warrants”) are classified as a liability because the Company may be required to net-cash and settle them upon the occurrence of certain events outside the control of the Company. We accounted for the Investor Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) as each balance sheet date. We used a binomial pricing model to determine the fair value of the Investor Warrants: the binomial model was developed to capture the specific nature of this instrument, and in particular the possibility the holder may exercise the call option at any time from the inception date. The application of the model to the warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the vested warrants.

The warrants issued to the Placement Agent as partial consideration for placing the convertible debentures recorded as a liability, with changes in fair value at each balance sheet date reflected in financial income. We used the Black-Scholes option-pricing model to determine the fair value of the Placement Agent Warrants. The application of the model to the warrants at inception date therefore required the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Convertible Debentures

On October 29, 2007 the Company raised $20 million in non-secured, convertible debentures with detachable warrants. See Note 14 for further discussion. At the inception date, the Company elected to measure the instrument and its embedded derivatives in its entirety at fair value, with changes in fair value reported in the income statement under financial income, pursuant to §16 of SFAS 133, as amended by SFAS 155. Thus, the convertible debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures.

1-23 Leases and Sales and leaseback transactions

In accordance with SFAS 13, Accounting for Leases, we classify all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

We enter into sale and leaseback transactions from time to time. In accordance with SFAS 13 and EITF 93-8, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

1-24 New accounting pronouncements

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” ("SFAS 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company is still evaluating the potential impact on its financial condition and results of operations of the adoption of SFAS 157.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on its financial condition and results of operations.

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”), which requires the Company to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under Emerging Issues Task Force Issue No. 95-3 to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

retrospectively for all periods presented. The Company will adopt this standard at the beginning of the Company’s fiscal year ending November 30, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS No. 141(R) will have on the financial results of the Company.

In December 2007, the FASB issued FASB Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”), which causes non controlling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company will adopt this standard at the beginning of the Company’s fiscal year ending November 30, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS 160 will have on the financial results of the Company

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents are comprised of the following:

	December 31,
	2007	2006
Total cash and cash equivalents	17,523	9,894
Short term investment	1,089	1,031
Total cash and cash equivalents, and short term investments	18,611	10,925

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2007	2006
Trade accounts receivable	11 370	10 631
Notes receivable	242	192
Less: allowance for doubtful accounts	(735)	(681)
Total	10 877	10 142

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses recognized in operating expenses amount to €131 thousand, €86 thousand and €274 thousand, for the years ended December 31, 2007, 2006, and 2005.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2007	2006
Value-added taxes receivable	420	420
Research and development tax credit receivable from the French State	222	111
Personnel advances	353	44
Other receivables from the French State	100	52
Others	54	105
Total	1 149	732

Research and development tax credits can be used to offset income taxes due during the three years following the year in which the credits were recorded. Any balance of receivable at the end of this three-year period will be reimbursed by the French State.

At the end of 2007, Personnel advances include €300 thousand related to the severance package of a former senior executive.

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2007	2006
Components, spare parts	3,751	3,678
Work-in-progress	688	495
Finished goods	888	521
Total gross inventories	5,327	4,694
Less: provision for slow-moving inventory	(1,021)	(928)
Total	4,306	3,766

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to €288 thousand, €388 thousand and €386 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2007	2006
Deferred financing costs , current portion	470
Other prepaid expenses, current portion	465	744
Total	935	744

	December 31,
	2007	2006
Deferred financing costs , non-current	1,800

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Deferred financing costs related to the debentures issued in the October 2007 private placement are being amortized over five years, the duration of the debt. The amortization of deferred financing costs, which is classified as financial expense, net, amounted to €78 thousand, for the year ended December 31, 2007.

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:
	December 31,
	2007	2006
Equipment	8,222	6,690
Furniture, fixture, and fittings and other	2,541	2,341
Total gross value	10,763	9,031
Less: accumulated depreciation and amortization	(6,583)	(5,820)
Total	4,180	3,211

Depreciation and amortization expense related to property and equipment amounted to €1,180 thousand, €1,200 thousand and €1,145 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

Capitalized costs on equipment held under capital leases of €2,517 thousand and €1,557 thousand and are included in property and equipment at December 31, 2007 and 2006, respectively. Accumulated amortization of these assets leased to third parties was €1,159 thousand and €828 thousand, at December 31, 2007 and 2006, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €374 thousand, €277 thousand and €267 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its SFAS 131 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment, as the components within each operating segment have similar economic characteristics and thus do not represent separate reporting units. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2007.

The Company completed the required annual impairment test in the fourth quarter of 2007. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 14%, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Intangible assets consist of the following:

	December 31,
	2007	2006
Licenses	532	486
Trade name and trademark	539	540
Patents	412	412
Organization costs	363	363
Total gross value	1 846	1 801
Less: accumulated amortization	(1 767)	(1 730)
Total	79	71

Amortization expenses related to intangible assets amounted to €37 thousand, €57 thousand and €57 thousand, for the years ended December 31, 2007, 2006 and 2005, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €60 thousand.

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2007	2006
Trade accounts payable	5 066	3 987
Notes payable	595	731
Total	5 661	4 718

Trade accounts payable usually represent invoices with a due date of 90 days or less.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2007	2006
Deferred revenues on maintenance contracts	217	447
Deferred revenue on RPP	11	67
Deferred revenue on sale of devices	618	627
Deferral of the gain on sale-lease-back transactions	314	141
Total	1 160	1 282
Less long term portion	708	613
Current portion	452	669

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2007	2006
Provision for warranty costs	874	700
Value added tax payable	467	580
Accruals for social expenses	864	344
Conditional government subsidies	788	588
Advance from debtors	77	11
Retirement indemnities	17	20
Others	206	215
Total	3 293	2 458

At the end of 2007, Accruals for social expenses include €422 thousand related to the severance package of a former senior executive.

Changes in the provision for warranty costs are as follows:

	December 31,
	2007	2006
Beginning of year	700	700
Amount used during the year (payments)	(471)	(483)
New warranty expenses	645	483
End of year	874	700

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2007, this equipment consists of medical devices for an amount of €1,526 thousand and vehicles for an amount of €30 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2007 are as follows:

December 31, 2007
2008	599
2009	513
2010	399
2011	190
Thereafter	22
Total minimum lease payments	1 723
Less: amount representing interest	(166)
Present value of minimum lease payments	1 557
Less: current portion	522
Long-term portion	1 035

Interest paid under capital lease obligations was €64 thousand, €48 thousand, and €28 thousand for the years ended December 31, 2007, 2006, and 2005, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

12-2 Operating leases

As of December 31, 2007, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract has a lease term of nine years expiring at the option of the lessee at the end of a first four-year period, then a two-year and finally a three-year period, through 2011 (i.e., in 2006, 2008 or 2011).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	TMS	Japan
2008	267	123
2009	-	4
Total	267	127

Total rent expense under operating leases amounted to €688 thousand, €689 thousand and €703 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

13—SHORT-TERM BORROWINGS

As of December 31, 2007, short-term borrowings consist of €593 thousand of account receivables factored and for which the Company is supporting the risk of uncollectibility and loans in euros amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
TMS SA	225	December 22, 2008	Euribor + 0,5%
EDAP SA	258	December 22, 2008	Euribor + 0,5%
EDAP SA	207	December 22, 2008	Euribor + 0,5%
EDAP SA	310	December 22, 2008	Euribor + 0,5%
Total	1 000

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

14—LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2007	2006
Japanese yen term loan		49
Convertible debentures carried at fair value	11,691
Investor Warrants	3,141
Placement Agent Warrants	343
Financial Instruments carried at fair value	3,484

Italy	58	132
Total	15,232	181
Less current portion	(58)	(123)
Total long-term portion	15,174	58

Long-term debt at December 31, 2007 matures as follows:

2008	58
2009
2010
2011
2012	12,033
2013	3,141
Total	15,232

As of December 31, 2007, long-term debt in Italy consists of a loan in euro amounting to €150 thousand with a quarterly variable interest rate based on Euribor + 1.375%, due to mature on September 18, 2008.

As of December 31, 2007, long-term in USD consists of a $20 million convertible debt with warrants, raised on October 29, 2007 through a Private Investment in Public Equity deal with selected investors - see Note 1-21 on the accounting treatment of the convertible debentures and the detachable warrants.

At inception date, the fair value of the convertible debentures and detachable warrants was $20 million. The Company has allocated the proceeds to the fair value of the debt host and the warrants.

The $20 million convertible debt is in the form of 20,000 debentures with a face value of $1,000 and each bond is convertible into 152 shares of common stock at any time at the election of the holder, using a conversion price of $6.57, subject to standard anti-dilution adjustments.

The debentures mature in five years (October 28, 2012) and bear an annual interest rate of 9% payable on a quarterly basis in cash or in common stock, at the option of the company (decision made every quarter) with a 10% discount price over the average market price of common stock.

Investors in the convertible debentures also received an aggregate number of 1,680,000 detachable warrants to purchase one share of common stock for each warrant. The warrants have a six-year term and an exercise price of $6.87, subject to standard anti-dilutive adjustments.

The company also granted to the bank acting as placement agent in the transaction warrants to purchase 188,965 shares of common stock, with a five-year term and the following exercise prices: 121,765 shares at $6.57 and 67,200 shares at $6.87.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of Investor Warrants:

The valuation model of Investor Warrants uses a binomial valuation model to capture the complexity of the instruments, and notably the possibility to exercise the call option at any time from the inception date.

As of October 29, 2007, the binomial model uses the following main assumptions and parameters:

•	Share price at inception date: $5.95

•	Strike price of warrants: $6.87

•	Risk free interest rate at 6 years: 4.11%

•	Monthly volatility: 45%

•	Liquidity Discount Factor: 26.91%

As of December 31, 2007, the binomial model uses the following main assumptions and parameters:

•	Share price at closing date: $4.80

•	Strike price of warrants: $6.87

•	Risk free interest rate at 6 years: 3,55%

•	Monthly volatility: 75%

•	Liquidity Discount Factor: 26.91%

On that basis, the unit fair value of Investor Warrants was $2.32 per warrant at inception date and $2.75 per warrant as of December 31, 2007. The total fair value for the 1,680,000 issued warrants was $3.890 million at inception date and $4.624 million at December 31, 2007.

Fair Value of the Convertible Debt:

At inception date, the Company elected to measure the entire convertible debt (i.e. the debt host with all embedded derivative features) at fair value (with changes in fair value reported in income statement), pursuant to §16 of SFAS 133, as amended by SFAS 155. The total fair value of the convertible debt is the aggregate of the fair value of the underlying debt host instrument and the fair value of the embedded derivatives.

The estimate of the fair value of the underlying debt component is obtained by using the actual interest spread the Company would have had to pay if a straight, unsecured, debt had been raised, with no additional remuneration to lenders in the form of conversion options or warrants. Before and at inception date, the Company conducted an analysis of the terms available on a non-convertible, unsecured, conventional debt. Based on this analysis, a rate of 30% has been used as in conducting the fair value of the debt host which represents an interest spread of 26% over the risk-free interest rate at inception date. The present value of the debt host using an effective interest rate of 30% is $10.330 million. At December 31, 2007 the fair value has been measured again considering any changes required in underlying assumptions, and mostly the risk free interest rate and the Company specific credit spread of 26%. The spread, which depends on the Company’s specific risk profile is unchanged at December 31, 2007 as no significant changes occurred in the risk profile of the Company. The present value of the debt host at December 31, 2007 is $10.533 million.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The valuation model of the conversion option uses a binomial valuation model to capture the complexity of the instrument, and notably the continuous possibility of an arbitrage between holding common shares versus interest bearing bonds.

As of October 29, 2007, the binomial model uses the following main assumptions and parameters:

•	Share price at inception date: $5.95

•	Strike price of convertible debentures: $6.87

•	Risk free interest rate at 5 years: 4.04%

•	Monthly volatility: 45%

•	Liquidity Discount Factor: 26.91%

As of December 31, 2007, the Binomial model uses the following main assumptions and parameters:

•	Share price at closing date: $4.80

•	Strike price of warrants: $6.57

•	Risk free interest rate at 5 years: 3,43%

•	Monthly volatility: 75%

•	Liquidity Discount Factor: 26.91%

On that basis, the fair value of the conversion option was $5.780 million ($7.909 million before liquidity discount) at inception date and $6.677 million ($9.135 million before liquidity discount) as of December 31, 2007.

Placement Agent Warrants:

As part of the transaction costs, the Company granted to the bank acting as placement agent in the transaction warrants to purchase 188,965 shares of common stock, with a five year term and the following exercise prices: 121,765 shares at $6.57 per share and 67,200 shares at $6.87 per share. The fair value of the Placement Agent Warrants has been valued using the Black-Scholes option valuation method, using a 4.04% risk free interest rate and a 75% volatility at inception date, and a 3.43% risk free interest rate and a 75% stock volatility at December 31, 2007.

The following table summarizes the fair value of the entire indebtedness related to the convertible debentures, Investor Warrants and Placement Agent Warrants:

In ‘000 US Dollars	Total Fair Value At inception date	Total Fair Value At December 31, 2007	Change in Fair Value in USD
Convertible debt	16,110	17,210	1,100
Investor Warrants	3,890	4,624	734
Total	20,000	21,834	1,834
Placement Agent Warrants at $6.57	448	327	(121)
Placement Agent Warrants at $6.87	244	177	(67)
Total	20,692	22,338	1,646

The following table reflects the impact after translation in euros:

In ‘000 Euros	Total Fair Value At inception date	Total Fair Value At December 31, 2007	Change in Fair Value in EUR (reflected in Financial income - See Note 20)	Exchange Rate Impact
Exchange Rate (USD/EUR)	1.4548	1.4721	1.4721
Convertible debt	11,074	11,691	747	(131)
Investor Warrants	2,674	3,141	498	(31)
Total	13,748	14,832	1,246	(162)
Placement Agent Warrants	476	343	(127)	(6)
Total	14,224	15,174	1,118	(168)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2007	2006
Provision for retirement indemnities	652	577
Other	51	303
Total	703	880

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions. In addition to government-sponsored plans, certain subsidiaries within the Company have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2007 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases. Calculations have been performed by an actuary consultant.

The actuarial assumptions as of year-end are as follows:

	Pension Benefits - France
	2007	2006	2005
Weighted average assumptions:
Discount rate	5.50%	4.50%	4.00%
Salary increase	2.50%	2.00%	2.00%
Retirement age	65	65	65
Average retirement remaining service period	27	26	27

	Pension Benefits - Japan
	2007	2006	2005
Weighted average assumptions:
Discount rate	1.50%	1.75%	1.50%
Salary increase	1.80%	1.80%	1.80%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The reconciliation between projected benefit obligations and the accumulated benefit obligations is as follows as of December 31, 2007 (in thousands of euros):

	France	Japan
Projected benefit obligation	240	278
Normal cost	22	33
Accumulated benefit obligation	157	243

Provision presentation according to FAS 158:

	France	Japan
Non current liabilities	239 972	260 314
Current liabilities	−	17 464
Non current asset	−	−
Accumulated other comprehensive income	24 186	(103 380)
Total	264 158	174 398

Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2007:

France	2007	2006	2005
Change in benefit obligations
Benefit obligations at beginning of year	218	229	132
Service cost	22	23	17
Interest cost	10	9	6
Plan amendments	-	-	-
(gain) / loss	(7)	(44)	74
Benefits paid	(3)	-	-
Benefit obligations at end of year	240	218	229
Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	3	-	-
Return on plan assets	-	-	-
Benefits paid	(3)	-	-
Fair value of plan assets at end of year
Unrecognized actuarial (gain) loss	(24)	(17)	27
Unrecognized prior service cost	-	-	-
Accrued pension cost	264	235	202

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

JAPAN	2007	2006	2005
Change in benefit obligations
Benefit obligations at beginning of year	239	262	217
Service cost	31	32	35
Interest cost	4	3	3
Plan amendments	-	-	-
Termination benefits	-	-	-
(gain) / loss	(16)	(3)	7
Benefits paid		(25)	-
Exchange rate impact	20	(30)
Benefit obligations at end of year	278	239	262

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	-	-
Return on plan assets	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at end of year	-	-	-

Unrecognized actuarial (gain) loss	104	101	130
Unrecognized prior service cost	-	-	-
Accrued pension cost	174	138	132

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2007, EDAP TMS S.A.’s common stock consisted of 9,624,497 issued shares, fully paid, and with a par value of €0.13 each. 9,200,757 of the shares were outstanding.

16-2 Pre-emptive subscription rights

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

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. Distributable statutory retained earnings amounted to €25,396 thousand and €26,438 thousand at December 31, 2007 and 2006, respectively. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2007, the 423,740 shares of treasury stock consisted of (i) 21,400 shares acquired on December 2, 1996 for €85 thousand, (ii) 352,800 shares acquired between August and December 1998 for €1,016 thousand, and (iii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 423,740 shares of treasury stock have been acquired to cover outstanding stock options (see Note 15-5).

16-5 Stock-option plans

As of December 31, 2007, EDAP TMS S.A. sponsored five stock purchase and subscription option plans:

On December 2, 1996, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 177,750 options to purchase pre-existing Shares and 156,625 options to subscribe for newly issued Shares at a fixed exercise price of €6.97 per share. The authorization to grant the options expired at the end of the five-year period beginning December 2, 1996. On February 7 and March 3, 1997, the Board of Directors granted the 177,750 options to buy pre-existing Shares and 134,750 of the options to subscribe for newly issued Shares to 10 employees. 25% of the options were exercisable as of the date of grant and the right to exercise the remaining 75% of the options vested at the rate of 25% each January 1 following the date of grant. The options expired five years after the date of grant. On October 29, 1998, the Board of Directors amended the terms of 124,125 of the options to conform to the terms of the 1998 option plan discussed below. This stock purchase plan is no longer valid as the related stock options contracts have expired.

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

Conforming to this stock option plan, on February 24, 2004, the Board of Directors granted 225,000 options to purchase pre-existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.60 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of February 24, 2008 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on February 24, 2014 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. All Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe to free shares were granted to by the Board of Directors, based on certain performances and criteria to be met for years 2005 and 2006. However, given the shift of business model, during 2005, from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), the Board of Directors decided to modify the conditions and performance criteria to be met by employees, to reflect the new business model. Therefore, on January 6, 2006, the Board of Directors cancelled the Free Performance Share Plan approved on March 30, 2005 and set up a new Plan with performance criteria based on the new RPP business model for years 2006 and 2007, in accordance with the Performance Stock plan approved by the shareholders. On January 6, 2006, 564.100 rights to subscribe to new shares were distributed, including new entrants, subject to the achievement of certain milestones in the years 2006 and 2007. On July 3, 2006, 13,800 rights to subscribe to new shares were distributed to new entrants, subject to the achievement of certain milestones in the years 2006 and 2007. As of December 31, 2006, none of the milestones for the year 2006 have been reached. As of December 31, 2006, only 524,900 rights were still in force due to employees’ departure. This plan is accounted for in compliance with FASB 123-(R). On March 8, 2007, a revised business model was approved by the Board of Directors for years 2007 and 2008. On that date, 47,100 rights to subscribe to new shares were granted to new entrants, subject to the achievement of certain milestones based on the revised 2007-2008 business model. As of December 31, 2007 none of the milestones for the year 2007, fixed by the January 6, 2006 Board of Directors, have been reached, and only one milestone fixed by the March 8, 2007 Board of Directors, has been reached, thus triggering allocation of 7,065 new shares to some employees. As per the Performance Stock Plan approved on March 8, 2007, these shares will only be issued on July 2009. As of December 31, 2007, 211,435 rights to subscribe to new shares, based on these fixed performance criteria for the year 2007 were then cancelled and these shares will then never be subscribed and issued. As of December 31, 2007, only 18,840 rights out of the 625,000 initially granted were still in force, based on 2008 milestones.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares and up to 105,328 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the 105,328 Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2007 Operating Income was €156 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2007, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2007		2006		2005
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	502,162	2.36	593,262	2.50	580,262	2.49
Granted	504,088	3.99			15,000	2.78
Exercised	(183,750)	2.03	(72,600)	3,20	(1,000)	1.62
Forfeited	(7,250)	2,60	(18,500)	2,60	(1,000)	3.81
Expired	(33,625)	3.81	-	-	-	-
Outstanding on December 31,	781,625	3.42	502,162	2.38	593,262	2.50
Exercisable on December 31,	234,787	2,63	405,162	2,73	409,652	2.45
Shares purchase options available for grant on December 31	105,328	-	0	-	0	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2007:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.99	504,088	10	3.99	-	-
3.81	37,900	1	3.81	37,900	3.81
2.60	171,00	6.2	2.60	128,250	2.60
2.08(1)	52,000	4.0	2.08	52,000	2.08
2.02(2)	6,425	4.5	2.02	6,425	2.02
1.83	10,212	1.5	1.83	10,212	1.83
1.83 to 3.99	781,625	3.9	3.51	234,787	2.63

(1)
All the52,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = € 1.085).

(2)	All the 6,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = € 1.0545).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16-6 Warrants granted to certain employees

As of December 18, 2002, the shareholders of two of the Company’s wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized the respective Boards of Directors to grant certain Senior Executive Officers warrants to subscribe to an aggregate of 604,538 new shares of TMS S.A.’s and EDAP S.A.’s common stock. The average exercise price of such warrants is equivalent to the higher of either (a) the share value of the capital of each company or (b) the net book value, each such amount to be calculated on the date of exercise. Following the resignation of the President of EDAP S.A. in November 2003, outstanding warrants allow the current President of each divisions, to subscribe to an aggregate of 252,111 new shares of each of TMS S.A.’s and EDAP S.A.’s common stock. The total number of warrants granted, if exercised, would represent 3.6% and 2.6% of the respective share capital of TMS S.A. and EDAP S.A. after subscription. These warrants begin vesting three years after their date of grant, i.e. December 18, 2005. These warrants to subscribe to shares expire on the earlier of December 18, 2007 or when employment with the Company ceases. A compensation charge has been booked for an amount of €0 thousand as at December 31, 2006, €115 as at December 31, 2005 and €0 as at December 31, 2004. On June 22, 2007, the beneficiary of the remaining warrants officially renounced to his allocated warrants.

17—NET SALES

Net sales consist of the following:

	2007	2006	2005

Sales of goods	11,752	10,849	12,198
Sales of RPPs & Leases	4,814	3,805	3,146
Sales of spare parts & services	5,647	5,520	5,606
Total sales	22,213	20,174	20,952
Warrants granted	-	-	(235)
Total net sales	22,213	20,174	20,717

Warrants

On February 25, 2004, the Company entered into a Distribution Agreement with HealthTronics granting it, among other things, (i) the right to begin clinical trials in the U.S. with the Ablatherm, (ii) the right to seek PMA for the Ablatherm from the FDA and (iii) exclusive Ablatherm distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, the Company also agreed to grant HealthTronics 1,000,000 warrants on January 28, 2005, each entitling HealthTronics to purchase a share of the Company at a price of U.S.$1.50 upon their vesting. The Distribution Agreement allows HealthTronics to exercise specified numbers of warrants as it meets various specified milestones set out in the Distribution Agreement, some of which relate to HealthTronics’s commitment to purchase a specified number of lithotripter units and others which relate to completion of various stages of the clinical trials and the regulatory process leading to the PMA for the Ablatherm.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

In accordance with EITF 96-18, the Company accounted for the warrants issued to HealthTronics under the Distribution Agreement based upon the fair value of the warrants, measured at the date of milestone achievement, as there is no performance obligation from HealthTronics. The related amount, which is a non-cash charge, was then recorded as a reduction of revenue. On December 29, 2005, the Distribution Agreement was amended after HealthTronics decided to focus all of its efforts on implementing Ablatherm clinical trials in the United States to gain FDA approval and to cease pursuing distribution of our lithotripters in the United States. In connection with this amendment, 200,000 warrants that had been issued to HealthTronics were cancelled since their exercise was directly linked to future purchases of our lithotripters.

The non-cash charge of €235 thousand recorded for 2005 related to a series of warrants is linked to HealthTronics' purchase of two lithotripters and one Ablatherm in 2005, in accordance with the terms of the Amendment to the distribution agreement dated December 29, 2005.

On April 3, 2007, both parties executed a Termination Agreement whereby HealthTronics agreed to transfer the Ablatherm FDA study to the Company. Under the Termination Agreement, HealthTronics exercised 200,000 warrants which had been granted under the Distribution Agreement to acquire 200,000 ordinary shares of the Company for an aggregate exercise price of $300,000. The 600,000 remaining warrants granted under the Distribution Agreement were cancelled.

18—OTHER REVENUES

Other revenues consists of the following:

	2007	2006	2005
Royalties	-	-	47
Grants and others	113	91	46
Total	113	91	93

In 2007, EDAP SA invoiced €43 thousand to China Medical Technologies for consulting services.

In 2006, EDAP SA received grants of €45 thousand from ANVAR a French government agency.

TMS S.A. and EDAP S.A. received grants of €6 thousand in 2005 from the French Ministry of Research and Development.

19—NON-RECURRING OPERATING EXPENSES

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

In 2007, the Company recorded other non-recurring operating expenses of €0.2 million including €0.5 million of employee termination expenses and €0.3 million of other income linked to the recovery of medical equipments from HealthTronics as part of the Termination Agreement.

In 2006, the Company recorded non-recurring expenses of €0.3 million including €0.2 million of employee termination expenses and €0.1 million of capital increase expenses.

20—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2007	2006	2005
Interest income	331	224	187
Interest expense	(378)	(71)	(52)
Depreciation of prepaid expenses on debt grant	(78)	−	−
Changes in fair value of the Convertible Debentures	(747)	−	−
Changes in fair value of the Investor Warrants	(498)	−	−
Changes in fair value of the Placement Agent Warrants	127	−	−
Total	(1,243)	153	135

Interest expense in 2007 comprises a €218 thousand expense for the payment of the 9% interest coupon on the convertible debentures from October 29, 2007.

See Note 14 for discussion on the accounting for the convertible debentures, Investor Warrants, and Placement Agent Warrants.

21—OTHER INCOME (EXPENSE), NET

Other income (expense), consists of the following:

	2007	2006	2005
Other income (expense), net	16	(5)	9
Total	16	(5)	9

22—INCOME TAXES

22-1 Loss before income taxes

Loss before income taxes is comprised of the following:	2007	2006	2005
France	(5,055)	(2,990)	(755)
Other countries	(516)	(385)	(206)
Total	(5,571)	(3,375)	(961)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

22-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2007	2006	2005
Current income tax expense:
France	107	4	38
Other countries	(58)	(69)	(57)
Sub-total current income tax expense	49	(65)	(19)
Deferred income tax (expense) benefit:
France	21	72	(90)
Other countries	70	(63)	5
Sub-total deferred income tax (expense) benefit	91	9	(85)
Total	140	(56)	(104)

22-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2007	2006
Elimination of intercompany profit in inventory	139	169
Other items	751	540
Net operating loss carryforwards	7,799	6,874
Total deferred tax assets	8,689	7,583
Capital leases treated as operating leases for tax	(35)	(38)
Exit tax		(81)
Other items	(161)	(224)
Total deferred tax liabilities	(196)	(343)
Net deferred tax assets	8,493	7,240
Valuation allowance for deferred tax assets	(8,248)	(7,156)
Deferred tax assets (liabilities), net of allowance	245	84

Net operating loss carryforwards of €1,746 thousand, €1,801 thousand, €1,910 thousand, €817 thousand and €16,548 thousand as of December 31, 2007 are available at EDAP Technomed Inc., TMS S.A., EDAP S.A., Edap Technomed Co Ltd Japan and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €7,799 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2007, €7,465 thousand out of these €7,799 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2011 through 2014. In accordance with SFAS No. 109, a valuation allowance is recorded as realization of those amounts are not considered probable.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Deferred taxes have not been provided on the undistributed earnings of domestic subsidiaries as these earnings, with the exception of the earnings of TMS S.A., which benefited from the tax exemption, can be distributed tax-free to EDAP TMS S.A. The tax-exempted earnings of TMS S.A. would normally be taxable if distributed to EDAP TMS S.A. via dividends. However, no taxes will be due if the Company first incorporates these earnings into statutory capital and then makes a distribution via a statutory capital reduction (redemption). As the Company intends on implementing this tax planning opportunity in the event a distribution were to be made, no deferred taxes have been provided on these earnings.

In 2007, 2006 and 2005, the Company recorded a corporate income tax benefit of €0.1 million, principally reflecting income tax with respect to the results of various subsidiaries.

22-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2007	2006	2005
French statutory rate	33.8%	33.8%	33.8%
Research and development tax credit	2.0	1.4%	7.6%
Income of foreign subsidiaries taxed at different tax rates	0.5%	1.3%	1.5%
Effect of net operating loss carryforwards and valuation
Allowances	(19.1%)	(27.6%)	(22.5%)
Non deductible entertainment expenses	(0.9%)	(1.4%)	(4.9%)
Other	(13.8%)	(9.1%)	(27.7%)
Effective tax rate	2.5%	(1.6%)	(12.2%)

22-5 Uncertainty in Income Taxes

Through the adoption of FIN No 48, the Company reviewed the tax positions of each subsidiary. On December 31, 2007 there is no uncertainty in the Company’s tax positions. As a result, there is no effect on the retained earnings

Unrecognized tax benefits
Balance as of January 1st, 2007	-
Impact of tax positions taken during a prior period	-
Impact of tax positions taken during the current period	-
Impact of settlements with taxing authorities	-
Impact of a lapse of the applicable statute of limitations	-
Balance as of December 31st, 2007	-

In 2007, the Company did not record any interest and penalties. In case of interest and penalties, they would be recognized as non-recurring operating expenses

The tax years that remain subject to examination by major tax jurisdictions are 2005, 2006 and 2007.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

23—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2007, 2006 and 2005 is as follows:

	For the year ended Dec. 31, 2007			For the year ended Dec. 31, 2006			For the year ended Dec. 31, 2005
	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount
Basic EPS
Loss available to
common Shareholders	(5, 430,460)	9,200,757	(0,59)	(3,430,985)	8,817,007	(0.39)	(1,065,375)	7,782,731	(0.14)
Effect of dilutive securities:
Stock options		516,730			740,526			590,843
Diluted EPS
Loss available to
common shareholders,
Including assumed
Conversions	(5,430,460)	9,717,487	(0,59)	(3,430,985)	9,557,533	(0.39)	(1,065,375)	8,373,574	(0.14)

24—COMMITMENTS AND CONTINGENCIES

24-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12- 2.

The Company also has commitments regarding its convertible debentures and warrants. Under the terms of the registration rights agreement the Company entered into in connection with the October 2007 private placement, the Company agreed to secure the registration of a portion of the securities deliverable upon conversion of the debentures and in payment of interest under the debentures by certain dates, and the Company agreed to secure the registration of the remaining securities deliverable on conversion of the debentures and all of the securities deliverable upon exercise of the warrants by certain dates, with penalties, including payment of liquidated damages in case of a default of these commitments. Also, the Company committed to a certain number of covenants regarding its convertible debentures and warrants, and any event of default on these covenants could require the early repayment of the debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquated damages due in respect of the defaulted debentures.

24-2 Litigation

To date, the Company is a party to one product liability action in the United States by patients claiming to have been injured in the course of a Prostatron procedure. The Company has agreed to retain liability for this case following the sale of the Prostatron business in October 2000. The Company believes that the patients’ claims against the Company are without merit. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claim and suit would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2007, and for the year then ended.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

25—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No. 107 ‘‘Disclosure about fair value of financial instruments.’’ The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company’s financial instruments are compared below to the recorded amounts at December 31, 2007 and 2006.

	December 31,		December 31,
	2007 Recorded Value	2007 Estimated Fair Value	2006 Recorded Value	2006 Estimated Fair Value
Assets:
Cash and cash equivalents	17,523	17,523	9,894	9,894
Trade accounts and notes receivable, net	10,877	10,877	10,142	10,142
Short term investment	1,089	1,089	1,031	1,031
Liabilities:
Short-term borrowings	1,593	1,593	1,308	1,308
Trade accounts payable	5,067	5,067	3,987	3,987
Notes payable	595	595	731	731
Convertible Debentures and other Long Term Debt	11,691	11,691	58	54
Investor Warrants	3,141	3,141
Placement Agent Warrants	343	343

The recorded amount of cash and cash equivalents, restricted short term investment, investments available for sale, trade accounts and notes receivable (drafts), short-term borrowings, and trade accounts and notes payable (drafts) are a reasonable estimate of their fair value due to the short-term maturities of these instruments.

The long-term debt is recorded at fair value.

26—CONCENTRATION OF CREDIT RISK

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €0.7 million as of December 31, 2007 and 2006. Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2007 and 2006, the Company did not generate significant revenue with a single customer.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

27—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2007, there were no outstanding hedging instruments.

28—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2007, 2006 and 2005 and the key balance sheet figures, by segment, for fiscal years 2007, 2006 and 2005.

As from the first quarter of 2007, the Company elected to report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. The Company has reclassified its 2006 results using this method for comparative purposes with its 2007 results, but has retained the former presentation of the 2006 segment results for comparative purposes with its 2005 results.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, and goodwill are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2007	2006	2005
Segment operating loss	(4,089)	(3,094)	(1,323)
Financial income, net	(1,243)	153	135
Foreign Currency exchange (losses) gains, net	(254)	(430)	218
Other income, net	16	(5)	9
Income tax (expense) credit	140	(56)	(104)
Consolidated net loss	(5,430)	(3,431)	(1,065)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by business unit is presented below for years ending December 31, 2007, 2006 and 2005:
	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2007 (Net contribution approach)
External sales of medical devices	2,661	6,496			9,157
External sales of spares parts,
Supplies & services	6,610	6,447			13,057
Total sales	9,271	12,943			22,213
Warrants granted
Total net sales	9,271	12,943			22,213
External other revenues	60	53			113
Total revenues	9,331	12,996			22,327
Total COS	(3,940)	(9,208)			(13,148)
Gross margin	5,391	3,788			9,179
R&D	(1,216)	(1,060)		(918)	(3,194)
Selling expenses	(2,986)	(2,408)		(81)	(5,476)
G&A	(985)	(944)	(1,786)	(659)	(4,374)
Non recurring operating expenses		(7)	(512)	295	(224)
Total expenses	(5,187)	(4,419)	(2,298)	(1,363)	(13,267)
Operating income (loss)	204	(631)	(2,298)	(1,363)	(4,089)
Total Assets	9,876	18,578	3,696	12,851	45,003
Capital expenditures	1,109	1,354	44		2,507
Long-lived assets	3,029	4,059	82	217	7,387
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2006 (Net contribution approach)
External sales of medical devices	2,611	5,998			8,608
External sales of spares parts,
Supplies & services	4,989	6,576			11,566
Total sales	7,600	12,574			20,174
Warrants granted
Total net sales	7,600	12,574			20,174
External other revenues	65	26			91
Total revenues	7,666	12,599			20,265
Total COS	(3,169)	(8,776)			(11,946)
Gross margin	4,497	3,822			8,319
R&D	(1,423)	(1,019)			(2,442)
Selling expenses	(2,475)	(2,146)			(4,621)
G&A	(696)	(1,748)	(1,638)		(4,083)
Non recurring operating expenses			(267)		(267)
Total expenses	(4,595)	(4,913)	(1,905)		(11,413)
Operating income (loss)	(98)	(1,091)	(1,905)		(3,094)
Total Assets	12,544	16,816	3,112		32,473
Capital expenditures	1,050	515			1,565
Long-lived assets	2,384	3,650	46		6,080
Goodwill	645	1,767			2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	Consolidation	Total consolidated
2006 (Previous approach)
External sales of medical devices	2,633	5,975			8,608
External sales of spares parts,
Supplies & services	4,989	6,578			11,566
Internal segment revenues	12	3,001		(3,013)
Total sales	7,633	15,554		(3,013)	20,174
Warrants granted
Total net sales	7,633	15,554		(3,013)	20,174
External other revenues	66	25			91
Internal other revenues	17			(17)	-
Total revenues	7,715	15,579		(3,030)	20,265
Total COS	(3,607)	(11,069)		2,730	(11,946)
Gross margin	4,108	4,511		(300)	8,319
R&D	(1,231)	(1,212)			(2,442)
Selling expenses	(2,475)	(2,146)			(4,621)
G&A	(696)	(1,700)	(1,687)		(4,083)
Non recurring operating expenses			(267)		(267)
Total expenses	(4,402)	(5,057)	(1,954)		(11,413)
Operating income (loss)	(294)	(546)	(1954)	(300)	(3,094)
Total Assets	13,125	20,945	7,857	(9,454)	32,473
Capital expenditures	1,050	515			1,565
Long-lived assets	2,384	3,650	46		6,080
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	Consolidation	Total consolidated
2005
External sales of medical devices	4,260	5,982			10,242
External sales of spares parts,
Supplies & services	3,685	7,025			10,710
Internal segment revenues	3	3,185		(3,188)
Total sales	7,948	16,192		(3,188)	20,952
Warrants granted	(118)	(117)			(235)
Total net sales	7,830	16,075		(3,188)	20,717
External other revenues	14	79			93
Internal other revenues	105	-		(105)	-
Total revenues	7,949	16,154		(3,293)	20,810
Total COS	(3,998)	(11,457)		3,142	(12,313)
Gross margin	3,951	4,697		(151)	8,497
R&D	(1,042)	(742)			(1,784)
Selling expenses	(1,983)	(1,775)			(3,758)
G&A	(791)	(1,937)	(1,550)		(4,278)
Total expenses	(3,816)	(4,454)	(1,550)		(9,820)
Operating income (loss)	135	243	(1,550)	(151)	(1,323)
Total Assets	9,177	22,163	5,620	(8,164)	28,796
Capital expenditures	696	645			1,341
Long-lived assets	2,172	3,787	59		6,018
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

29—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow-moving inventory
Restated balance as of January 1, 2005	705	704
Charges to costs and expenses	274	386
Deductions: write-off provided in prior periods	(316)	(216)
Restated balance as of December 31, 2005	663	874
Charges to costs and expenses	86	388
Deductions: write-off provided in prior periods	(68)	(334)
Restated balance as of December 31, 2006	681	928
Charges to costs and expenses	131	288
Deductions: write-off provided in prior periods	(77)	(195)
Restated balance as of December 31, 2007	735	1021

30—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2007	2006	2005
Income taxes paid (refunds received)	142	204	(66)
Interest paid	291	22	7
Interest received	284	150	119

Non-cash transactions:	2007	2006	2005
Capital lease obligations incurred	1,557	1,132	859

31—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable under this contract were €71 thousand, €61 thousand and €136 thousand, for 2007, 2006 and 2005 respectively. Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases amounted to €558 thousand, €588 thousand and €396 thousand in 2007, 2006 and 2005 respectively. As of December 31, 2007, receivables from Dae You amounted to €52 thousand and our payables to them amounted to €28 thousand. As of December 31, 2006, receivables amounted to €73 thousand and payables to €24 thousand.

The Company purchases certain technological elements from Siemens AG, an affiliate of its shareholder, Siemens France Holding. Total purchases amounted to €183 thousand in 2007, €444 thousand in 2006 and €547 thousand in 2005. As of December 31, 2007, payables due to Siemens AG amounted to €1 thousand and as of December 31, 2006, payables due to Siemens AG amounted to €18 thousand.

EDAP TMS S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The Company signed an exit agreement, including a severance package, with a former senior executive which provides compensation of approximately €512 thousand, including social charges.