Form 20-F
period 2008-12-31
EDAP TMS SA
filed 2009-03-31
CIK 1041934

As filed with the Securities and Exchange Commission on March 31, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

0-29374

(Commission file number)

EDAP TMS S.A.

(Exact name of registrant as specified in its charter)

France

(Jurisdiction of incorporation or organization)

Parc d’Activites la Poudrette-Lamartine

4/6, rue du Dauphine

69120 Vaulx-en-Velin, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing One Ordinary Share Ordinary Shares, nominal value €0.13 per share	NASDAQ Global Market NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008: 9,582,593 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __________	No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes __________	No X

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

Large accelerated filer ______________	Accelerated filer ______________	Non-accelerated filed ________x_______

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  X    International Financial Reporting Standards as issued by the International Accounting Standards Board __ Other

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17_____  Item 18_____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __________	No X

TABLE OF CONTENTS

Page

Presentation of Financial and Other Information	4
Forward-looking Information	4

PART I

2

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, references herein to “we,” “us” or “our” are to EDAP TMS S.A. and its consolidated subsidiaries and references herein to the “Company,” “EDAP” or “EDAP TMS” are to EDAP TMS S.A.

We prepare our consolidated financial statements in conformity with United States generally accepted accounting principles (‘‘U.S. GAAP’’). In this Annual Report, references to ‘‘euro’’ or ‘‘€’’ are to the legal currency of the countries of the European Monetary Union, including the Republic of France, and references to ‘‘dollars,’’ ‘‘U.S. dollars’’ or ‘‘$’’ are to the legal currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of euro into dollars have been made at the rate of U.S.$1.00 = €0.7184, the rate derived from the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2008. See Item 3, ‘‘Key Information—Exchange Rates’’ for information regarding certain currency exchange rates and Item 11, ‘‘Quantitative and Qualitative Disclosures about Market Risk’’ for a discussion of the effects of fluctuations in currency exchange rates on the Company.

The following are registered trademarks of the Company in the United States: EDAP TMS, EDAP, Technomed, Ablatherm, Ablasonic, Ablapak, Praktis, Pulsolith, Sonolith. This Annual Report also makes references to trade names and trademarks of companies other than the Company.

FORWARD-LOOKING INFORMATION

This report includes certain forward-looking statements, usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation:

–	the effects of intense competition in the markets in which we operate;
–	the uncertainty of market acceptance for our HIFU devices;
–	the uncertainty of reimbursement status of procedures performed with our products;
–	the clinical status of our HIFU devices;
–	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
–	dependence on our strategic suppliers;
–	any event or other occurrence that would interrupt operations at our primary production facility,
–	reliance on patents, licenses and key proprietary technologies;
–	product liability risk;
–	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
–	fluctuations in results of operations due to the cyclical nature of demand for medical devices;
–	risks associated to the current uncertain worldwide economic and financial environment;
–	risks associated with the October 2007 private placement;
–	risks relating to ownership of our securities; and
–	changes in the fair value of the debentures and warrants issued in the October 2007 private placement.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2006, 2007 and 2008 and the selected income statement data for the years ended December 31, 2006, 2007 and 2008 set forth below have been derived from our Consolidated Financial Statements included in this annual report. The selected balance sheet data as of December 31, 2004 and 2005 and the selected income statement data for the year ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2004 and 2005. These financial statements, together with our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2004	2005	2006	2007	2008

INCOME STATEMENT DATA
Total revenues	22,163	20,810	20,265	22,327	23,053
Total net sales	21,955	20,717	20,174	22,213	22,856
Gross profit	8,487	8,497	8,319	9,179	9,099
Operating expenses	(9,317)	(9,820)	(11,413)	(13,268)	(13,802)
Loss from operations	(830)	(1,323)	(3,094)	(4,089)	(4,703)
Income (loss) before income taxes	(871)	(961)	(3,375)	(5,571)	1,105
Income tax (expense) benefit	(278)	(104)	(56)	140	492
Net income (loss)	(1,149)	(1,065)	(3,431)	(5,430)	1,597
Basic earnings (loss) per share	(0.15)	(0.14)	(0.39)	(0.59)	0.17
Diluted earnings (loss) per share	(0.15)	(0.14)	(0.39)	(0.59)	0.17
Dividends per share(1)	—	—	—	—
Basic weighted average shares outstanding	7,781,731	7,782,731	8,817,007	9,200,757	9,582,593
Diluted weighted average shares outstanding	7,781,731	7,782,731	8,817,007	9,200,757	9,658,295

BALANCE SHEET DATA
Total current assets	22,041	22,777	26,393	36,124	35,786
Property and equipment, net	2,807	3,130	3,211	4,179	3,763
Total current liabilities	8,272	9,874	10,926	12,884	14,457
Total assets	27,901	28,796	32,473	45,003	43,863
Long-term debt, less current portion	—	55	58	15,174	10,318
Total shareholders’ equity	17,964	17,372	19,300	14,499	16,374

(1)

No dividends were paid with respect to fiscal years 2004 through 2007 and subject to approval of the annual shareholders’ meeting to be held in June 2009, the Company does not anticipate paying any dividend with respect to fiscal year 2008. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

The following table sets forth, for each of the years indicated, the high, low, average and year-end Noon Buying Rates expressed in euro per $1.00.

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€
2004	0.85	0.73	0.80	0.74
2005	0.86	0.74	0.81	0.84
2006	0.84	0.75	0.79	0.76
2007	0.78	0.67	0.73	0.68
2008	0.80	0.62	0.68	0.72

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

The following table sets forth, for each of the previous six months, the high and low Noon Buying

Rates expressed in euro per $1.00.

	End of Month	High	Low	Average
	€	€	€	€
2008
September	0.71	0.72	0.68	0.70
October	0.79	0.80	0.71	0.75
November	0.79	0.80	0.77	0.78
December	0.72	0.79	0.70	0.74
2009
January	0.78	0.78	0.72	0.76
February	0.79	0.79	0.77	0.78
March, through March 20, 2009	0.74	0.80	0.73	0.78

On March 20, 2009, the Noon Buying Rate was U.S.$1.00 = €0.74.

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

We depend on the success of our High Intensity Focused Ultrasound (“HIFU”) technology for future revenue growth and net income. Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in its commercialization phase in the European Union, Canada and other countries. However, the Ablatherm is not approved for commercial distribution in the United States. In December 2001, our request for an additional Investigational Device Exemption (“IDE”) from the U.S. Food and Drug Administration (“FDA”) to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. After redesigning the clinical protocol, we resumed and plan to complete the clinical trials necessary to obtain FDA approval of the Ablatherm using the $17.4 million net proceeds of the October 2007 private placement. While we expect these funds to be sufficient to enable us to fund the clinical trials in their entirety, we cannot guarantee that the proceeds will in fact be enough to do so. Also, we cannot guarantee the successful completion of clinical trials nor can we guarantee that the FDA will grant approval to market a device even if clinical trials are successfully completed. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—High Intensity Focused Ultrasound (“HIFU”) Division—HIFU Division Clinical and Regulatory Status.”

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

We rely on scientific, technical and clinical data supplied by academics who work with us to evaluate and develop our devices. We cannot assure investors that there are no errors or omissions in such data that would adversely affect the development of our products.

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2008, 2007 and 2006, moreover, our operating cash flow was negative due to the cash requirements of operating activities, which we financed using cash and cash equivalents on hand. In addition, our 2008, 2007 and 2006 operating cash flow was negative due to the cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure model, and, in 2007, due to the sponsoring of the pre-market approval (‘‘PMA’’) trials for the FDA’s approval of our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States. Since we anticipate relying principally on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a revenue-per-procedure basis), since each of these activities generates smaller immediate revenues than device sales, and by the implementation of our US clinical trials to seek the FDA’s approval. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. In 2006, we raised new equity funds via a $7.5 million Private Investment in Public Equity, aimed at financing our new marketing and sales campaign to promote and develop the Revenue-Per-Procedure business. Our future cash flow will be affected by the increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services. In October 2007, we raised a $20 million convertible debt via a Private Investment in Public Equity, aimed at financing our pre-market approval trial process to seek the FDA’s approval on our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States (our Ablatherm device, considered as a Class III device by the FDA, must receive pre-market approval by the FDA to ensure its safety and effectiveness). Our future cash flow will be affected by the increased expenses to fund the trials, while there is no assurance that our cash flow will in fact be enough to do so or that clinical trials will be successful or that the FDA will grant approval to market our device even if the trials are successfully completed.

We have a history of operating losses and it is uncertain when and if we will reach profitability.

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. In 2006, we had negative operating income in both of our operating divisions (HIFU division and “Urology Device and Services” (“UDS”) division), reflecting the clinical, marketing and sales efforts in the HIFU division to develop HIFU’s status as a standard of care, and the research and development (“R&D”) and regulatory efforts in the UDS division to develop a new, high-range lithotripter. In 2007, we also had negative operating income in our UDS division, reflecting the R&D and regulatory efforts in the UDS division to develop a new, high-range lithotripter, and in connection with our FDA/PMA trials, reflecting the regulatory and clinical efforts to resume and conduct our Ablatherm-HIFU PMA trials. Total costs were equal to total revenues for our HIFU division in 2007, due to the increase in revenues and margin on HIFU equipment and RPP treatment sales. In 2008, we again had negative operating income in our UDS division, reflecting sharp price competition in this business together with non-optimal manufacturing costs on our newly developed Sonolith I-sys product range. We cannot assure investors that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market our devices, in particular the Ablatherm, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, Inc. (‘‘Focus Surgery’’), which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, Inc., USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical Inc. has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various types of cancers, signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. In some cases, we also form cooperative arrangements with other companies. For example, on April 25, 2007, we signed an exclusive distribution agreement with China Medical Technologies (“Chinamed”), a Chinese company, to distribute their HIFU devices in the European Union and Russia once their devices are approved for use in those jurisdictions. Prior to this agreement, Chinamed had been developing HIFU products for various types of cancer tumors, but only marketing its HIFU products in China. In September 21, 2007, we entered into a Consulting Agreement with Chinamed, pursuant to which we will assist them in obtaining market approvals in Europe for their HIFU products. On December 31, 2008, the HIFU business of Chinamed was acquired by another Chinese company, Haifuning HIFU Technology (Beijing) Co. Ltd (“Haifuning”), which plans to pursue development of the HIFU technologies. Both the Distribution Agreement and the Consulting Agreement were assigned to Haifuning in connection with the acquisition. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA in the United States. In particular, we are currently going through the FDA approval process for our Ablatherm device. Moreover, regulatory approval to market a product, if granted, may include limitations on the indicated uses for which it may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, ‘‘Information on the Company—Government Regulation.’’

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

Lithotripsy procedures are reimbursed in the European Union, in Japan and in the United States. However, a decision to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. In contrast, procedures performed with our Ablatherm device are not reimbursed in the United States or in any of the European Union countries with the exception of Italy, Germany and the UK, where it is partially reimbursed. We cannot assure investors that additional reimbursement approvals will be obtained. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Our manufacturing operations are highly regulated and failure to comply with those regulations would harm our business.

Our manufacturing operations must comply with regulations established by regulatory agencies in the United States, the European Union and other countries, and in particular with the good manufacturing practices (‘‘GMP’’) mandated by the FDA and European Union standards for quality assurance and manufacturing process control. There is a risk that we may not comply with all applicable standards and, therefore, will be unable to manufacture our products for commercial sale. Our manufacturing facilities are subject to inspection by regulatory authorities at any time. If any inspection by the regulatory authorities reveals deficiencies in manufacturing, we could be required to take immediate remedial actions, suspend production or close the current and future production facilities, which would disrupt our manufacturing processes. Accordingly, failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

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

We own patents covering several of our technologies and have additional patent applications pending in the United States, the European Union, Japan and elsewhere. The process of seeking patent protection can be long and expensive and there can be no assurance that our patent applications will result in the issuance of patents. We also cannot assure investors that our current or future patents are or will be sufficient to provide meaningful protection or commercial advantage to us. Our patents or patent applications could be challenged, invalidated or circumvented in the future. The failure to maintain or obtain necessary patents, licenses or other intellectual property rights from third parties on acceptable terms or the invalidation or cancellation of material patents could have a material adverse effect on our business, financial condition or results of operations. Litigation may be necessary to enforce patents issued to us or to determine the enforceability, scope and validity of the proprietary rights of others. Our competitors, many of which have substantial resources and have made substantial investments in competing technologies, may apply for and obtain patents that will interfere with our ability to make, use or sell certain products, including our HIFU devices, either in the United States or in foreign markets.

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

If the use of any of our products results in personal injury or death, we may face significant product liability claims. For example, in 2000, a patient made a product liability claim against us in the United States, alleging that he was injured in the course of a Prostatron procedure, for which we remained liablefollowing the sale of our Prostatron business in October 2000. In February 2008, we reached a settlement for this claim in the amount of $15,000, which was fully covered by our Product Liability insurance. See Item 5, ‘‘Operating and Financial Review and Prospects—Critical Accounting Policies—Litigation’’ and Item 8, ‘‘Financial Information—Legal Proceedings’’ for more information about this action.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2008, approximately 66% of our total operating expenses were denominated in euro, while approximately 25% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2008, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs.

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

Our results of operations and financial condition could be adversely affected by the adverse economic and financial developments.

The current economic and financial environment may affect the level of public and private spending in the healthcare sector generally. A cautious or negative business outlook may cause our customers to delay or cancel investment in medical equipment, which would adversely affect our revenues.

In addition, we rely on the credit market to secure dedicated lease financings to fund the development of our RPP activity. Due to the limited availability of lending in the current market environment, we may be unable to access sufficient lease financing. Without lease financing, we may be unable to continue the development of our RPP activity or we may need to fund such activity out of our existing working capital. Similarly, some of our clients rely on lease financing to finance their purchases of equipment. Limited availability of lease financing facilities may also affect their purchasing decisions and may adversely impact our equipment sales.

In accordance with the terms of our debentures, we have the option to pay interest on the debentures in shares. The current economic and financial environment may adversely affect our share price, thus we may be unable to make payment in shares without significantly diluting the interest of the existing shareholders. If we are unable to issue shares on reasonable terms, we may need to make interest payment in cash, thus negatively affecting our working capital.

Further, the volatility in our share price due to the current economic and financial environment has had a direct impact on the valuation of the debentures and warrants issued in the October 2007 private placement, which in turn could have a material adverse impact on our financial conditions. See “Changes in the fair value of the debentures and warrants issued in the October 2007 private placement at each balance sheet date could have a significant impact on our financial condition and results of operations.”

If any of the above materializes, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the October 2007 Private Placement

If we fail to maintain the registration of our securities, we will be subject to substantial penalties.

As per the terms of the registration rights agreement we entered into in connection with the October 2007 private placement, we secured the registration of a portion of the securities deliverable upon conversion of the debentures and in payment of interest under the debentures as well as the securities deliverable upon exercise of the warrants. If we fail to maintain the effectiveness of the registration statements required under the registration rights agreement, we are subject to significant penalties, including payment of liquidated damages. Failure to meet these obligations will cause us to incur substantial penalties in the form of liquidated damages and could, given the passage of time, lead to an event of default under the debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation and our ability to continue as a going concern.

If we are required for any reason to repay our outstanding debentures, we would be required to deplete our working capital or raise additional funds. Our failure to repay the debentures, if required, could result in legal action against us, which could require the sale of substantial assets.

The debentures are due and payable on October 30, 2012, unless sooner converted into ordinary shares. Any event of default could require the early repayment of the debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquidated damages due in respect of the defaulted debentures. We expect that the full amount of the debentures will be converted into ordinary shares in accordance with the terms of the debentures. If, prior to the maturity date, we are required to repay the debentures in full, we would be required to use our working capital and raise additional funds. If we were unable to repay the debentures when required, the holders could commence legal action against us to recover the amounts due. Any such action would have a material adverse effect on our financial condition and results of operations.

The issuance of shares upon conversion of the debentures, exercise of outstanding warrants and payment of interests on the debentures will cause immediate and substantial dilution to our existing shareholders.

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

Further, on February 26, 2009, our shareholders adopted a resolution authorizing the issuance of 3,000,000 new shares, representing a 20% of our issued and outstanding share capital on a fully diluted basis. We plan to use these new shares exclusively to pay all of the interest payable under the debentures in shares on April 1, 2009 and each subsequent interest payment date, unless we notify holders of the debentures otherwise, in accordance with the terms of the debentures.

We may not be authorized to issue enough ordinary shares or be able to fulfill the conditions precedent to pay interest on the debentures in the form of ordinary shares, and if we fail to do so after we have notified the debenture holders of our intention do so, an event of default under the debentures could occur.

As noted above, interest on the debentures is payable, under certain circumstances, in ordinary shares, under a formula which is tied to the trading price of our ADRs. In order to pay interest in this manner, we need to notify our debenture holders at least 21 trading days prior to the relevant interest payment date and fulfill certain conditions during that notice period, up to and including the date interest is paid. Any such notice is irrevocable. Interest paid in ordinary shares is paid at the “interest conversion rate”, which is based on the trading price of our ADRs during the notice period, after our irrevocable notice has been given. In the event our share price were to fall during the notice period, we would have to deliver a higher number of shares than we may have originally planned at the time we gave the irrevocable notice. In the event the number of shares we are required to deliver exceeds the number of shares we are then authorized by our shareholders to issue, we may not be able to deliver all of the interest shares then due. Additionally, if, on the day we pay interest, we do not fulfill the relevant conditions, we are not permitted to pay interest in the form of ordinary shares. In the event we are not able to deliver shares for any reason, we will be subject to late fees and our debenture holders may decline to receive interest paid in cash. In the event they do not accept payment in cash, we would not be able to make a complete interest payment or any interest payment at all, which will result in an event of default under the debentures. An event of default with respect to the debentures would have a material adverse effect on our financial conditions and results of operations.

Our increased leverage as a result of the sale of the debentures and warrants in the October 2007 private placement may harm our financial condition and results of operations.

Our total consolidated long-term financial debt as of December 31, 2008 was €9.6 million and represented approximately 22% of our total capitalization, including the current portion of indebtedness of approximately €0.079 million as of that date. Our level of indebtedness could have important consequences on our future operations, including:

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

We use various market parameters to evaluate the fair value of the convertible debentures and warrants issued in the October 2007 private placement at each balance sheet date which could have a significant impact on our financial condition and results of operation as a result of changes in these market parameters. The following market parameters are most likely to change at each balance sheet date and the following paragraphs describe how hypothetical increases or decreases in those market parameters would have affected the US Dollar fair value of the debentures and warrants as of December 31, 2008:

-

stock volatility: as of December 31, 2008 and every other market parameter being equal, an increase in the stock volatility of 5 percentage points would have resulted in an increase of 2% in the fair value of the convertible debentures and warrants, and a decrease in the stock volatility of 5 percentage points would have resulted in a decrease of 2% in the fair value of the convertible debentures and warrants.

-

the stock value: as of December 31, 2008 and every other market parameter being equal, an increase in the stock value of 10% would have resulted in an increase of 2% in the fair value of the convertible debentures and warrants, and a decrease in the stock value of 10% would have resulted in a decrease of 2% in the fair value of the convertible debentures and warrants.

-

the risk free interest rate: as of December 31, 2008 and every other market parameter being equal, an increase in the risk free interest rate of 1 percentage point would have resulted in a decrease of 1% in the fair value of the convertible debentures and warrants, and a decrease in the risk free interest rate of 1 percentage point would have resulted in an increase of 2% in the fair value of the convertible debentures and warrants.

-

credit spread: as of December 31, 2008 and every other market parameter being equal, an increase in the credit spread of 1 percentage point would have resulted in a decrease of 2% in the fair value of the convertible debentures and warrants, and a decrease in the credit spread of 1 percentage point would have resulted in an increase of 2% in the fair value of the convertible debentures and warrants.

-

liquidity discount factor: as of December 31, 2008 and every other market parameter being equal, an increase in the liquidity discount factor of 5 percentage points would have resulted in a decrease of 1% in the fair value of the convertible debentures and warrants, and a decrease in the liquidity discount factor of 5 percentage points would have resulted in an increase of 1% in the fair value of the convertible debentures and warrants.

-

combined sensitivity to market parameters: as of December 31, 2008, a 5 percentage point increase in stock volatility together with a 10% increase in the stock value, a 1 percentage point decrease in the risk free interest rate, a 1 percentage point decrease in the credit spread and a 5 percentage point decrease in the liquidity discount factor would have resulted in an increase of 9% in the fair value of the debentures and warrants; conversely, a 5 percentage point decrease in the stock volatility together with a 10% decrease in the stock value, a 1 percentage point increase in the risk free interest rate, a 1 percentage point increase in the credit spread and a 5 percentage point increase in the liquidity discount factor would have resulted in a decrease of 8% in the fair value of the debentures and warrants.

Risks Relating to Ownership of Securities

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price.

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in December 2008 was 9,138, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2008 and December 31, 2007, was $ 5.12 and $9.40, and $ 1.05 and $4.25, respectively, and the high and low bid price of our ADSs during 2008 was $5.12 and $1.05, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. The price of our securities, and our ADSs in particular, may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

We may issue additional securities that may be dilutive to our existing shareholders.

The extraordinary general meeting of our shareholders held on May 22, 2007 delegated to our Board of Directors the authority to issue up to 6,000,000 additional shares, either in the form of shares or through the issuance of securities exercisable for or convertible into our shares. We used this authorization to issue the debentures and warrants in the October 2007 private placement. These securities were issued without preferential subscription rights. In addition, 600,000 of the shares authorized at the May 22, 2007 shareholders’ meeting were allowed to be granted to certain of our employees through the issuance of subscription options. On October 29, 2007, 504,088 options to subscribe to 504,088 new shares were granted to certain employees, out of the 600,000 authorized. In July 2009, 11,775 new ordinary shares will be granted to certain of our employees upon achievement on certain performance goals during 2007 and 2008 pursuant to the Shareholders’ authorization dated February 17, 2005. Finally, on February 26, 2009, the extraordinary general meeting of our shareholders delegated to our Board of Directors the authority to issue up to 3,000,000 additional shares for the purpose of paying all of the interest payable under the debentures in shares on April 1, 2009 and each subsequent interest payment date, unless we notify the holders of the debentures otherwise, in accordance with the terms of the debentures. The issuance of additional ordinary shares, including any additional ordinary shares issuable pursuant to the exercise of preferential subscription rights that may not be available to all of our shareholders, would reduce the proportionate ownership and voting power of then-existing shareholders.

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

We have not paid any dividend on our shares since 1994, and do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the October 2007 private placement, we agreed not to pay cash dividends on any of our equity securities. Thereafter, declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. See Item 8, “Financial Information—Dividends and Dividend Policy.”

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

History and Development of the Company

Founded in 1979, we originally specialized in the manufacturing and distribution of lithotripters (devices which use shockwaves to disintegrate urinary calculi) and produced the first piezo-electric lithotripter (using electric shocks produced by a piezo-component) in 1985. In 1994, we purchased most of the assets of Technomed International S.A. (‘‘Technomed’’) out of liquidation. Technomed was established in 1985 and launched an electrohydraulic lithotripter (using electric shocks produced by an electrode within a hydraulic system) in 1986 and the Prostatron, a medical device using TransUrethral Microwave Thermotherapy (TUMT) for the minimally invasive treatment of BPH in the European Union in 1990. The assets we acquired in Technomed’s liquidation included the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters (Sonolith Praktis, Sonolith Vision and Sonolith Isys) and the Ablatherm HIFU device.

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

On April 3, 2007, we executed an Agreement and Release whereby HealthTronics agreed to transfer the Ablatherm FDA study to us. The Agreement and Release was amended on July 9, 2007. Under the Agreement and Release, as amended, HealthTronics exercised 200,000 warrants which had been granted under the Distribution Agreement to acquire 200,000 of our ordinary shares for an aggregate exercise price of $300,000. The 600,000 remaining warrants granted under the Distribution Agreement were cancelled. Pursuant to a registration rights agreement, we also agreed to file a registration statement under the Securities Act to enable HealthTronics to resell its ordinary shares (in the form of ordinary shares or ADSs) in transactions that are registered under the Securities Act. Under the Agreement and Release, HealthTronics agreed to pay us $600,000 within five days of the earlier of (a) 60 days after the effective date of the resale registration statement (such sixty-day period being subject to extension in certain circumstances) and (b) the date that HealthTronics had sold all of our ordinary shares. Further, under the terms of the Agreement and Release, HealthTronics agreed to use its reasonably best efforts to resell its ordinary shares in accordance with a registration statement. Finally, pursuant to the Agreement and Release, HealthTronics transferred to us one Ablatherm device and six lithotripters that HealthTronics had previously acquired and returned to us two Ablatherm devices we owned. We filed a resale registration statement on Form F-3 on July 16, 2007 reflecting the terms of the amended Agreement and Release. We were unable, however, to resolve a comment from the SEC staff on the Form F-3 registration statement relating to the availability of Form F-3 for the resale of the ordinary shares held by HealthTronics. As a result, with HealthTronics concurring, we elected to withdraw the resale registration statement by letter dated September 18, 2007. In an e-mail communication to us, HealthTronics has confirmed to us that they intend to honor their obligations under the Agreement and Release and specifically to pay us the $600,000 amount~~.~~. The timing of that payment, however, is unclear. The shares held by HealthTronics may now be sold without registration under Rule 144 under the Securities Act, provided that the requirements of the rule for resales by non-affiliates are satisfied. We are pursuing discussions with HealthTronics regarding these matters. Given the contingent nature of the $600,000 settlement, the amount has not been reflected in our financial statements for the year ended December 31, 2008.

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

Effective January 1, 2008, to clarify and simplify our French organizational structure, we merged the two operational French entities EDAP SA and Technomed Medical Systems SA into a single entity named EDAP TMS France S.A. (formerly Technomed Medical Systems SA), which is wholly owned by EDAP TMS SA, the holding company. The merger has not changed our business segments and we will continue to report on our two business activities as the HIFU division and UDS division, as described below.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to Group total sales) were €9.1 million, €9.3 million and €7.6 million for 2008, 2007, and 2006, respectively (all in Europe and the rest of the world, outside Asia and the United States). Total revenues for the UDS division were €13.8 million (including €6.1 million in Asia and €7.7 million in Europe and the rest of the world), €12.9 million (including €6.5 million in Asia and €6.4 million in Europe and the rest of the world) and €12.6 million (including €5.4 million in Asia and €7.2 million in Europe and the rest of the world), each for 2008, 2007, and 2006, respectively.

See Note 28 of the Notes to the Consolidated Financial Statements for a breakdown of total sales and revenue during the past three fiscal years by operating division.

Organizational Structure

The following table sets forth the fully consolidated subsidiaries of the Company as of the date of this Annual Report:

Name of the Company	Jurisdiction of Establishment	Percentage Owned(1)

EDAP TMS France S.A.	France	100%
EDAP Technomed Inc.	United States	100%
EDAP Technomed Co. Ltd	Japan	100%
EDAP Technomed Sdn Bhd	Malaysia	100%
EDAP Technomed Srl	Italy	100%
EDAP TMS GmbH	Germany	100%
(1)	Percentage of equity capital owned by EDAP TMS S.A. directly or indirectly through subsidiaries.

High Intensity Focused Ultrasound (‘‘HIFU’’) Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. The HIFU division had total revenues of €9.2 million during the fiscal year ended December 31, 2008.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, Canada, South Korea and Russia, and clinical trials in the United States have started. The HIFU division had an installed base of 75 Ablatherm machines worldwide (with an additional 8 used for clinical studies and other research and training purposes) and 213 trained clinical sites were using this technology as of December 31, 2008.

In addition to developing, manufacturing and marketing HIFU devices, the HIFU division also generates revenues from leasing equipment, as well as from the sale of disposables, spare parts and maintenance services. Our HIFU mobile treatment option provides access to the HIFU devices without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these devices and remunerate us on a revenue-per-procedure (‘‘RPP’’) basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the device in some of the larger locations. With the proceeds from the private placement in August 2006, we are pursuing our marketing reach and focusing on Ablatherm penetration under this model, in major European countries.

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

•

Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ The HIFU division maintained expenses at similar levels to 2007 on R&D projects in 2008 to develop HIFU applications beyond prostate cancer. The division is considering sustaining R&D spending in 2009 and future years to s trengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the only commercial product utilizing HIFU technology is the Ablatherm, an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, South Africa, New Zealand, the

Philippines, Mexico, Brazil and Russia. Clinical trials are underway in the United States. The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire area has been treated, while controlling and imaging the treatment in real time due to its integrated imaging system. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is generally performed under spinal anesthesia.

HIFU Division Patents and Intellectual Property

As of December 31, 2008, the HIFU division’s patent portfolio contained 57 patents consisting of 25 in the United States, 23 in the European Union and Japan and 9 in Israel and the rest of the world. They belong to 25 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2008, 4 patents expired, 2 in the United States and 2 in the European Union. One patent covering new transducer design for High Intensity Contact Ultrasound applications ("HICU") has been granted in the European Union.

Twelve additional patents covering certain other aspects of our HIFU technology in the European Union (3), the United States (3), Japan (5) and the rest of the world (1) are also under review. These patents relate to new transducer design for both HIFU and HICU technologies. Taking into consideration the Chinese research and industry involvement in therapeutic ultrasound applications and business, we currently intend to extend this patent portfolio to China.

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

In February 2004, we entered into the Distribution Agreement with HealthTronics. The terms of the distribution agreement granted HealthTronics the right to pursue market approval from the FDA for the Ablatherm. Under the terms of the distribution agreement, HealthTronics would be granted exclusive distribution rights for the Ablatherm in the United States. In November 2006, HealthTronics informed us that they intended to discontinue Ablatherm FDA trials. On April 3, 2007, we executed an Agreement and Release whereby HealthTronics agreed to transfer the Ablatherm FDA study to us. See Item 4, “Information on the Company – History and Development of the Company.”

On June 29, 2007, the FDA officially approved the transfer of the study to EDAP Technomed Inc. and the trials resumed as per the approved protocol. As of December 31, 2008, a total of 25 universities and hospitals were participating in the trials and 54 patients have undergone HIFU under the clinical protocol. In October 2007, we completed a private placement raising net proceeds of $17.4 million allowing us to finance and conduct the US trials for the expected period of time. See Item 5, “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

We are currently setting up an extensive worldwide database called "@-registry." This on-line database is designed to compile treatment information and follow-up data for patients who have undergone HIFU for prostate cancer. The goal of the @-Registry is to further demonstrate the safety, effectiveness and durability of Ablatherm HIFU. Information from the registry will be submitted to medical conferences for presentation and to peer-reviewed medical journals for publication. The first presentation of results will be based on abstracts that have been accepted for presentation at the 2009 Annual European Association of Urology Congress in March 2009 and the 2009 Annual American Urological Association Congress in April 2009.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 186,000, of which 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this US figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

If the efficacy of HIFU therapy is established, the HIFU division believes that its application could be expanded to other medical conditions, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.

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

Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, USHIFU and UKHIFU are also involved in the manufacturing, marketing and distribution of the Sonablate. Insightec, an Israeli company majority owned by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various cancers, signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system.

We have also entered into cooperative arrangements with other companies. On April 25, 2007, we signed an exclusive distribution agreement with Chinamed to distribute their HIFU devices in the European Union and Russia once their devices are approved for use in those jurisdictions. Prior to this agreement, Chinamed had been developing HIFU products for various types of cancer tumors, but only marketing its HIFU products in China. In September 21, 2007, we entered into a Consulting Agreement with Chinamed, pursuant to which we will assist them in obtaining market approvals in Europe for their HIFU products. On December 31, 2008, the HIFU business of Chinamed was acquired by another Chinese company, Haifuning, which plans to pursue development of the HIFU technologies. Both the Distribution Agreement and the Consulting Agreement were assigned to Haifuning in connection with the acquisition. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Urology Devices and Services (‘‘UDS’’) Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €13.8 million to consolidated net sales during the fiscal year ended December 31, 2008.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anaesthesia, and the resulting complications. The UDS division currently manufactures three models of lithotripters: the Sonolith Praktis, which is available for commercial distribution in the European Union, Japan, Canada and the United States, the Sonolith Vision, which is available for commercial distribution in the European Union, Japan and Canada and the Sonolith I-Sys, which is available in the European Union, Korea, Canada and Australia. The newly designed fully integrated ESWL device: the Sonolith I-Sys is to gradually replace the Sonolith Vision when the Sonolith I-Sys is approved in the United States and Japan. The UDS division has sold 517 ESWL lithotripters worldwide to this date and actively maintained or otherwise served 374 installed lithotripters as of December 31, 2008.

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

Product	Procedure	Development Stage	Clinical and Regulatory Status
Sonolith	Electroconductive	Commercial	Approved for distribution:
Praktis	treatment of	Production	European Union
compact lithotripter	urinary stones		Japan United States Canada Russia South Korea Australia New Zealand
Sonolith Vision	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		Japan Canada South Korea Australia New Zealand
Sonolith I-Sys	Electroconductive	Commercial	Approved for distribution:
	treatment of urinary stones	Production	European Union Korea Canada Australia

The Sonolith Praktis, the Sonolith Vision and the Sonolith I-Sys rely on an electroconductive technology for shockwave generation. The electroconductive technology, which is derived from the electrohydraulic technology on which the first ESWL lithotripters were based, permits improved focusing of the shockwave, reduces the variability in the shockwave pressure and allows a better transfer of energy to the calculus. These features result in a faster, more effective treatment as compared to electrohydraulic lithotripters.

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

UDS Division Patents and Intellectual Property

As of December 31, 2008, the UDS division’s patent portfolio contained 15 patents consisting of 4 in the United States, 7 in the European Union and Japan and 4 in Israel and the rest of the world. They belong to 6 groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

During 2008, one additional patent covering a new shock wave generation technology was granted last year in the United States, China and Israel. Two additional patents, 1 in the European Union and 1 in Japan, are also in the examination process. One patent is dedicated to the I-Sys lithotripter technology.

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

UDS Division Regulatory Status

The Sonolith Praktis is available for commercial distribution in the United States, Canada, the European Union, South Korea, Australia, New Zealand and Japan. The Sonolith Vision is available for commercial distribution in the European Union, Canada, South Korea, Australia, New Zealand and Japan. The Sonolith I-Sys is available in the European Union, Korea, Canada and Australia. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines, even though we discontinued the manufacture of these machines.

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

Manufacturing

Our current operations consist of manufacturing medical products in our facility that is FDA-approved and certified under international standards ISO 9001 and ISO 13485. We believe that this facility can extend its outsourced services to provide device and disposable development and manufacturing services to a wide range of medical equipment development companies. Up until December 31, 2007, the HIFU division subcontracted the manufacturing of its HIFU devices and accessories, including disposables. From January 1, 2008, each division is manufacturing its own products through EDAP TMS France.

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

Healthcare Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated good manufacturing practices (GMP), labeling, and pre-market notification (known as ‘‘510(k)’’). Most Class I devices are exempt from premarket notification and/or GMP regulations. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. FDA may require the submission of clinical data as part of pre-market notifications for Class II devices. Class III devices are those that must receive pre-market approval (‘‘PMA’’) by the FDA to ensure their safety and effectiveness. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an Investigational Device Exemption (“IDE”) from the FDA before commencing human clinical trials in the United States in support of the PMA. The lithotripsy range of products has been reclassified by the FDA as a Class II device. However, the Ablatherm device, a Class III device, has not yet been approved by FDA; it is currently under IDE Study G050103. The regulatory pathway for placement in the US market may include the pre-market notification or PMA routes. Regardless of the regulatory route to market, FDA has mandated the submission of clinical evidence of safety and effectiveness.

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

Healthcare Regulation in the European Union

In the European Union, we have received the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications, showing that we comply with standards for quality assurance and manufacturing and design process control. In the European Union, our products are also subject to legislation implementing the European Union Council Directive concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval ‘‘CE Marking.’’ Except in limited circumstances, member states of the European Union may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of our products bear the CE Marking.

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

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2008, 2007 and 2006 is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere in this annual report. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

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

Revenue Recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. We provide training and usually provide a one-year warranty upon installation. We accrue the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

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

Warrants

As part of the October 2007 $20 million issuance of the convertible debentures, we issued warrants to both the investors in the convertible debentures and to the bank that assisted us as placement agent (the “Placement Agent”). In accordance with EITF 00-19, the warrants issued to the investors in the convertible debentures (the “Investor Warrants”) and the Placement Agent (the “Placement Agent Warrants”) are classified as a liability because the Company may be required to settle them on a net cash basis upon the occurrence of certain events outside the control of the Company. We accounted for the Investor Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) at each balance sheet date. We use a binomial pricing model to determine the fair value of the Investor Warrants: the binomial model was developed to capture the specific nature of this instrument, and in particular the possibility that the holder may exercise the call option at any time from the inception date. The application of the model to the warrants requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants, our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the Investor Warrants and the Placement Agent Warrants. See Item 3, “Key Information – Risk Factors – Changes in the fair value of the debentures and warrants issued in the October 2007 private placement of each balance sheet date could have a significant impact on our financial condition and results of operations”, “– Convertible Debentures” below and Notes 14 and 20 to the Financial Statements.

Convertible Debentures

On October 29, 2007, the Company raised $20 million in non-secured, convertible debentures with detachable warrants. At the inception date, the Company elected to measure the instrument and its embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, pursuant to §16 of SFAS 133, as amended by SFAS 155. Thus, the convertible debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures. – See Item 3, “Key Information – Risk Factors – Changes in the fair value of the debentures and warrants issued in the October 2007 private placement of each balance sheet date could have a significant impact on our financial condition and results of operations” and Notes 14 and 20 to the Financial Statements for a detailed description of the fair value calculations.

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

Net sales of RPP (Revenue-Per-Procedure) and leases include the revenues from the sale of Ablatherm treatment procedures and from the leasing of Ablatherm machines. We provide Ablatherms to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and pay us on the basis of the number of individual treatments provided. With this business model, the hospital or clinic does not make an initial investment until the increase in patient demand justifies the purchase of an Ablatherm. As a consequence, we are able to make Ablatherm treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, but more predictable stream of revenue but, if successful, should lead to more purchases of Ablatherms in the long term. This activity has already increased significantly in the past years and now accounts for approximately half of the net sales of the HIFU division.

Net sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of Prostatrons, ESWL lithotripters and Ablatherms.

We derive a significant portion of both net sales of medical devices and net sales of spare parts and services from our operations in Asia, through our wholly owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 25% of our total consolidated revenue in 2008. Net sales of medical devices in Asia represented approximately 23% of such sales in 2008 and consisted primarily of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 25% of such sales in 2008 and related primarily to ESWL lithotripters, reflecting the fact that approximately 58% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve are located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2008, approximately 73% of our research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 25% of our sales were denominated in currencies other than euro (primarily the US Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes.

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

Consolidated research and development expenses, as described above, amounted to €4.3 million, €3.2 million and €2.4 million in 2008, 2007 and 2006, respectively, representing approximately 18.5%, 14% and 12% of total revenues in 2008, 2007 and 2006, respectively. The increase in research and development in 2008 compared to 2007 was primarily due to an increase in clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer (the cost of which represented 9% of total revenues in 2008). Beginning in 2009, management expects the budget for research and development expenses in Europe (excluding the conduct of FDA clinical trials in the United States) to level off at approximately 12% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on getting regulatory approvals and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Selling and marketing expenses amounted to €5.7 million in 2008, €5.5 million in 2007 and, €4.6 million in 2006. The increase of 18.5% from 2006 to 2007 was primarily due to an increase in marketing expenses to increase awareness and educate patients and physicians on the availability of the Ablatherm-HIFU technology for treating localized prostate cancer. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm-HIFU technology’s status as a standard of care for prostate cancer in Europe.

In 2008, we did not record any non-recurring operating expense. In 2007, we recorded €0.2 million of non-recurring operating expenses, net, including €0.5 million of employee termination expenses and a €0.3 million non-recurring profit with the return of the lithotripsy and HIFU devices from HealthTronics as part of the termination of the Distribution Agreement. In 2006, we recorded €0.3 million of non-recurring operating expenses, including €0.2 million of employee termination expenses and €0.1 million of capital increase expenses. See Note 18 of the Notes to the Consolidated Financial Statements.

In several past years, we experienced declining sale prices in the market for ESWL lithotripters. In 2008, however, our ESWL sales had a significant increase as a result of the success of our recently launched Sonolith Isys device, and a sustained commercial effort in both the European and Asian markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with high equipment penetration rates driving down demand and increasing price competition. As a result of these factors, we expect unit sale prices for ESWL lithotripters worldwide to continue to decline and total market volumes to remain stable at current levels in the foreseeable future.

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

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 28 to the Financial Statements.

Total revenues.

Our total revenues increased 3.3% from €22.3 million in 2007 to €23.1 million in 2008, principally due to sustained equipment and RPP sales in the HIFU division and the increase in Lithotripsy equipment sales.

HIFU division. The HIFU division’s total net revenues remained stable at €9.2 million in 2008 as compared to €9.3 million in 2007. We experienced an unusually lower level of both equipment and RPP sales in the first two quarters of 2008, which we believe was due to the uncertainty in the economic and financial market worldwide. However, we increased our marketing and promotional activities in the latter half of 2008, and we experienced a higher sales level in the last quarter, offsetting the slower sales activities in the first two quarters.

The HIFU division’s net sales of medical devices remained stable at €2.7 million in 2008, with 7 Ablatherm units sold in 2008, as compared €2.7 million in 2007, with 6 units sold. The decrease in the average unit sales price from €444 thousand in 2007 to €384 thousand in 2008 was mostly due to the higher price level we achieved in 2007 for sales into Russia.

Net sales of treatments on a mobile and fixed RPP basis slightly decreased from €3.7 million in 2007 to €3.5 million in 2008.

Net sales of consumables decreased 17% from €1.2 million in 2007 to €1.0 million in 2008 as the equipment sales to Russian customers in 2007 accompanied orders for an usually higher amount of consumables, and net sales of HIFU-related spare parts, supplies, leasing and services increased 7.5% from €1.7 million in 2007 to €1.9 million in 2008.

Other HIFU-related revenue increased from €60 thousand in 2007 to €138 thousand in 2008, as a result of the increase in the HIFU related consulting services and government subsidies for HIFU research.

UDS division. The UDS division’s net revenues increased 6.6% from €13.0 million in 2007 to €13.9 million in 2008.

The UDS division’s net sales of medical devices increased 15.9% from €6.5 million in 2007 to €7.5 million in 2008 with 49 devices sold in 2008 compared to 38 units sold in 2007. The 10% decrease in the average sales price in 2008 was mostly due a higher number of lower-priced Sonolith Praktis units sold in 2008 with less optional equipment.

Net sales of UDS-related spare parts, supplies and services decreased 2.8% from €6.4 million in 2007 to €6.3 million in 2008, primarily related to the ongoing expiration of service contracts with the relatively higher price levels on older generation lithotripsy machines.

Other UDS-related revenue increased from €53 thousand in 2007 to €59 thousand in 2008.

Cost of sales.

Cost of sales increased 6.1% from €13.1 million in 2007 to €14.0 million in 2008, and represented 61.1% as a percentage of net sales in 2008, up from 59.2% as a percentage of net sales in 2007.

Operating expenses.

Operating expenses increased 4%, or €0.5 million, from €13.3 million in 2007 to €13.8 million in 2008. Without the effect of the FDA/PMA trials, operating expenses decreased 2.2%., largely due to the €0.5 million of non-recurring expenses in 2007.

The costs associated with the FDA/PMA trial accounted for €2.2 million in 2008 compared to €1.7 million in 2007, comprising mostly clinical and administrative expenses due to the ongoing PMA trials in the United States. These FDA/PMA trials also included in 2007 a one-time settlement that resulted in a €0.3 million gain recognized as part of the termination agreement negotiated with HealthTronics.

Excluding the FDA/PMA trials, marketing and sales expenses increased €0.3 million, or 5.4%, mostly due to the UDS division’s activities to support the commercial introduction of the new Sonolith Isys lithotripsy device, while HIFU marketing and sales efforts remained stable in uncertain markets.

Excluding the FDA/PMA trials, research and development expenses remained stable at €2.2 million in 2008 and 2007.

Excluding the FDA/PMA trials, general and administrative expenses decreased 11.1% from €4.2 million in 2007 to €3.8 million in 2008, mostly due to the €0.5 million of non-recurring expenses in 2007 relating to the severance packages for certain senior executives.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €4.7 million in 2008, as compared to a consolidated operating loss of €4.1 million in 2007.

Excluding the expenses of the FDA/PMA trials, the consolidated operating loss in 2008 was €2.5 million, an improvement of €0.2 million when compared to the previous year.

We realized an operating profit in the HIFU division of €0.5 million in 2008, compared to €0.2 million in 2007 and an operating loss in the UDS division of €1.0 million in 2008, as compared to operating loss of €0.6 million in 2007.

Interest result, net. Interest result, net was a gain of €5.2 million in 2008, including €6.7 million of debt fair value variation, compared with a loss of €1.2 million in 2007.

Foreign currency exchange gains (loss), net. In 2008, we recorded a net foreign currency exchange gain of €0.6 million, mainly due to favorable exchange rate variation of the US Dollar and the Japanese Yen against the euro, compared to a loss of €0.3 million in 2007 mainly due to the weakening of the Japanese yen against the euro.

Other income (expense), net. Other income (expense), net was a loss of €1 thousand in 2008, compared to a gain of €16 thousand in 2007.

Income taxes. We recorded a corporate income tax benefit of €492 thousand in 2008 compared to a benefit of €140 thousand in 2007. The increase was mainly due to exceptional research and development tax credits in 2008, resulting from the French government decision to increase R&D tax advantages, and from an exceptional acceleration in tax filings that allowed us to record in 2008 of both 2007 and 2008 R&D tax credits.

Net profit / loss.

We realized a consolidated net profit of €1.6 million in 2008 compared with consolidated net loss of €5.4 million in 2007, as a result of the factors mentioned above.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2008.

Liquidity and Capital Resources

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices. Cyclical demand has historically resulted in significant annual and quarterly fluctuations in trade and other receivables and inventories, and therefore led to significant variations in working capital requirements and operating cash flows that were not necessarily indicative of changes in our business. We believe our working capital is sufficient for our present working capital requirements although we have in the past experienced negative cash flows and associated risks to liquidity, and may in the future experience the same. Our negative cash flow situation is described in more detail below.

We anticipate that cash flow in future periods will be mainly derived from ongoing operations and any capital raising the Company would potentially undertake. We do not have any commercial commitments nor do we employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, failure to meet our obligations arising out of the convertible debentures issued in the October 2007 private placement would cause us to incur substantial penalties in the form of liquidated damages and could, over the passage of time, lead to an event of default under the debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation. See Item 3, “Key Information – Risk Factors – Risks Relating to the October 2007 Private Placement.”

Our cash position as of December 31, 2008, 2007 and 2006, was €15.0 million (including €1.1 million of short-term treasury investments), €18.6 million (including €1.1 million of short-term treasury investments) and €10.9 million (including €1.0 million of short-term treasury investments), respectively. We experienced negative cash flows of €3.6 million in 2008, and positive cash flows of €7.6 million in 2007 and €1.6 million in 2006. In 2008, our negative cash flow situation was primarily due to the lack of external financing similar to those raised in 2007 and 2006. In 2007, our positive cash flow situation was primarily due to raising approximately $17.4 million (€11.9 million) in net proceeds by issuing $20 million aggregate principal amount of our convertible debentures in a private placement to fund the FDA/PMA trial for the Ablatherm-HIFU device. Excluding the proceeds from the issuance of the convertible debentures, we experienced negative cash flows of €4.2 million in 2007. In 2006, our positive cash flow situation was primarily due to the net capital increase of €5.2 million realized during the summer through a $7.5 million private placement. Excluding the proceeds from this capital raise, we experienced negative cash flows of €3.7 million in 2006.

In 2008, net cash used in operating activities was €4.6 million compared with net cash used in operating activities of €2.7 million in 2007 and €1.9 million in 2006, respectively.

In 2008, net cash used in operating activities reflected principally:

-	a net profit of €1.6 million;
-

elimination of €3.3 million of net expenses without effects on cash, including €1.8 million of depreciation and amortization and the €6.7 million profit due to changes in the fair value of financial debt and warrants;

-	an increase in trade accounts receivable of €3.5 million, mostly due to the exceptionally high level of sales in December 2008;
-	an increase in inventories of €0.1 million;
-	an increase in payables of €0.6 million; and
-	an increase in accrued expenses and other current liabilities of €0.2 million.

In 2007, net cash used in operating activities reflected principally:

-	a net loss of €5.3 million;
-

elimination of €3.1 million of net expenses without effects on cash, including €1.3 million of depreciation and amortization and €1.1 million due to changes in the fair value of financial debt and warrants;

-	an increase in trade accounts receivable of €1.6 million;
-	an increase in inventories of €0.8 million, mostly in anticipation of the launch of the new lithotripsy machine;
-	an increase in payables of €1.0 million; and
-	an increase in accrued expenses and other current liabilities of €0.7 million.

In 2006, net cash used in operating activities was €1.9 million compared with net cash used in operating activities of €0.3 million and €1.1 million in 2005 and 2004, respectively. In 2006, net cash used in operating activities reflected principally:

-	a net loss of €3.4 million;
-	elimination of €1.9 million of net expenses without effects on cash, including €1.3 million of depreciation and amortization;
-	an increase in trade accounts receivable of €1.2 million;
-	a decrease in inventories of €0.4 million, reflecting dedicated actions to reduce the level of both the inventory of finished goods and spare parts; and
-	an increase in accrued expenses and other current liabilities of €0.3 million.

In 2008, net cash used in investing activities was €712 thousand compared with net cash used of €1.2 million in investing activities in 2007 and €1.6 million in 2006, reflecting investments of €0.7 million in capitalized assets produced by the Company (mainly Ablatherm devices as a support of the RPP business model in HIFU), an investment of €0.4 million in property and equipment, and net proceeds from sales of leased-back assets of €1.1 million.

In 2007, net cash used in investing activities was €1.2 million, reflecting principally an increased investment of €1.9 million in capitalized assets produced by the company (mainly Ablatherm devices as a support of the RPP business model in HIFU), an investment of €0.5 million in property and equipment, net proceeds from sales of leased-back assets of €1.2 million and net proceeds from sales of assets of €0.2 million.

In 2006, net cash used in investing activities reflected principally an increased investment of €1.3 million in capitalized assets produced by the Company (mainly Ablatherm devices as a support of the Revenue-Per-Procedure business model in HIFU), an investment of €0.2 million in property and equipment, net proceeds from sales of leased-back assets of €0.7 million and net proceeds from sales of assets of €0.2 million. Cash flows from investing activities also include short term treasury investments of €1.0 million, as part of the cash management investment support.

In 2008, net cash provided by financing activities was €0.3 million compared with net cash provided in financing activities of €11.8 million in 2007, and net cash used of €5.2 million in 2006, reflecting principally the increase in capital of €0.6 million linked with the issuance of new shares in payment of the interest coupons on the convertible debt, a long-term debt increase of €0.2 million through the Japanese subsidiary, repayment of long term borrowing for €0.1 million, repayment of capital lease obligations totaling €0.6 million, and an increase of €0.2 million in bank overdrafts.

In 2007, net cash provided by financing activities was €11.8 million, reflecting principally the raising of net proceeds of €11.9 million in convertible debt, €0.4 million of net proceeds of capital raising through the exercise of warrants and stock options, a short-term debt increase of €0.3 million, repayment of long term borrowing for €0.1 million and repayment of capital lease obligations totaling €0.6 million.

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

Our policy is that the treasury function should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury function currently adheres to this objective with the use of fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2008, there were no outstanding hedging instruments.

Contractual Obligations and Commercial Commitments as of December 31, 2008 (in thousands of euro, excluding interest expenses)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt..............................	1,753	1,753	—	—	—
Long-Term Debt..............................	9,579	79	—	9,500	—
Capital Lease Obligations..............	2,019	708	1,271	40	—
Operating Leases............................	1,275	532	743	—	—

New Accounting Pronouncements

In February, 2008, the FASB issued FASB Staff Position (“FSP”) FASB 157-2, “Effective Date of FASB Statement No. 157.” This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The effective date for nonfinancial assets and nonfinancial liabilities has been delayed by one year to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company has not completed its analysis of the potential impact of the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities (effective January 1, 2009) on the Company’s financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities.” SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and is effective for fiscal years beginning after November 15, 2008. The Company has not determined yet the effect on consolidated financial statements, if any, upon adoption of SFAS 161.

In April 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company has not determined yet the effect on consolidated financial statements, if any, upon adoption of SFAS 142-3.

In May 2008, the FASB issued Staff Position FSP APB 14-1 (FSP APB 14-1), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 requires companies that have issued convertible debt that may be settled wholly or partly in cash when converted, to account for the debt and equity components separately. The value assigned to the bond liability is the estimated value of a similar bond without the conversion feature as of the issuance date. The difference between the proceeds for the convertible debt and the amount reflected as a bond liability is recorded as additional paid-in-capital. Interest expense is recorded using the issuer’s comparable debt rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and will require retrospective application. The Company does not expect that this will have a significant impact on its consolidated financial statements.

In June 2008, the FASB issued Financial Accounting Standards Board Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). The FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method in accordance with SFAS 128, Earnings per Share. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, the Company is required to retrospectively adjust its earnings per share data to conform with the provisions in this FSP. Early application of this FSP is prohibited. The Company has not determined yet the effect on consolidated financial statements, if any, upon adoption of FSP EITF 03-6-1.

Research and Development, Patents and Licenses

See “—Operating Results—Overview” and Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and ‘‘Information on the Company—Urology and Services Division—UDS Division Patents and Intellectual Property.’’

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of March 16 2009. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.4 million.

Name	Age	Position
Philippe Chauveau	73	Chairman of the Board of Directors

In 1997, Philippe Chauveau was named chairman of EDAP TMS S.A.'s

Supervisory Board, involving a two-tier board structure overseeing a Management Board. In 2002, both these boards were replaced by a single Board of Directors, which Philippe Chauveau headed as Chairman and CEO. While remaining Chairman of the Board, he was succeeded by Hugues de Bantel as CEO in 2004, and by Marc Oczachowski in 2007. Since 2000, and up to 2007, Philippe Chauveau also served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. He is also personal executive coach to senior research leaders at Hoffmann LaRoche. Additionally, he is involved in management development programs at Solvay Business School in Brussels, Belgium. He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Marc Oczachowski	38	Chief Executive Officer of EDAP TMS S.A. and President of the HIFU Division and the UDS Division

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

Eric Soyer	42	Chief Financial Officer of EDAP TMS S.A.

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

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. The mandate for each member of the Board of Directors expires on the date of the annual meeting of shareholders approving the financial results for fiscal year 2013, in June 2014. There is no contract providing for benefits upon termination of the directors’ mandates.

Philippe Chauveau	See biography under “—Senior Executive Officers.”
Pierre Beysson Age: 67

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

Karim Fizazi Age: 43

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

Jean-Philippe Deschamps Age: 67

Pr. Jean-Philippe Deschamps was appointed as a member of the Company's Board of Directors in March 2007. He is Emeritus Professor of Technology and Innovation Management at IMD, in Lausanne, Switzerland. Prior to joining IMD in November 1996, he was based in Brussels as a corporate Vice-President with Arthur D. Little and Chairman of the firm's technology and innovation management practice, which he created in 1981. Before that, he was Arthur D. Little's first European practice leader for strategy and organization. He has thirty years of international management consulting experience throughout Europe, North America, Asia and the Middle East. He graduated from Ecole des Hautes Etudes Commerciales in Paris and received his MBA from INSEAD and from the Harvard Business School.

Compensation and Options

The entire Board of Directors acts as a ‘‘Compensation Committee’’ to review the compensation of our Senior Executive Officers, as per the approved charter of the “Compensation Committee”, and to propose any changes to compensation paid to the Board of Directors, provided that the majority of independent members participate in the votes for Management compensations. Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2008 was approximately €0.77 million. No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2008.

As of December 31, 2008, Senior Executive Officers held an aggregate of 191,763 options to purchase or to subscribe to shares of our common stock, with a weighted average exercise price of €3.71 per shares. Of these options, 6,425 expire on June 18, 2012, 30,000 expire on February 24, 2014 and 155,338 expire on October 29, 2017.

Audit Committee

The Board of Directors’ Audit Committee comprises four fully independent members: Mr. Pierre Beysson, acting as Head of the Audit Committee, Mr. Philippe Chauveau, Dr. Karim Fizazi and Pr. Jean-Philippe Deschamps. The purpose of the Committee, conforming to its annually approved charter, is to:

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

Employees

As of December 31, 2006, we employed 142 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	15	22	24	9	3	3	17	93
Italy	3	0	0	0	0	0	2	5
Germany	2	0	2	0	0	0	2	6
Japan	9	0	14	0	2	0	4	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Total =	32	22	43	9	5	3	28	142

As of December 31, 2007, we employed 148 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	14	29	20	10	4	2	16	95
Italy	3	0	0	0	0	0	2	5
Germany	3	0	2	0	0	0	3	8
Japan	8	0	15	0	2	0	4	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Russia	1	0	0	0	0	0	0	1
USA	0	0	0	0	0	1	0	1
Total =	32	29	40	10	6	3	28	148

As of December 31, 2008, we employed 149 individuals on a full-time basis, employed as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	16	31	19	11	4	2	13	96
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	9	0	15	0	2	0	3	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Russia	1	0	0	0	0	0	0	1
USA	0	0	0	0	0	1	0	1
Total =	36	31	39	11	6	3	23	149

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of March 20, 2009, the total number of shares issued was 10,006,333, with 423,740 shares held as Treasury Stocks, thus bringing the total number of shares outstanding to 9,582,593.

As of March 20, 2009, the Board of Directors and the Senior Executive Officers of the Company held a total of 224 Shares.

Options to Purchase or Subscribe for Securities

As of March 16 2009, we had sponsored five stock purchase and subscription option plans.

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

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe for free shares were granted by the Board of Directors, based on certain performance criteria to be met for years 2005 and 2006. However, given the dramatic shift of business model during 2005 from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), on January 6, 2006, the Board of Directors decided to cancel the 2005 allocation plan and to set up a new one reflecting the new business model for years 2006 and 2007. On January 6, 2006, in accordance with the Performance Stock Plan authorized by the shareholders, 564,100 rights to subscribe to new shares were distributed, including new entrants. On July 3, 2006, an additional 13,800 rights to subscribe to new shares were distributed to new entrants. On March 8, 2007, 47,100 rights to subscribe to new shares were granted to new entrants by the Board of Directors, based on certain performance criteria to be met for years 2007 and 2008. On that same date, upon reviewing and approving the consolidated 2006 results, the Board confirmed that 2006 performance criteria fixed by the Board on January 6, 2006 were not met. 313,680 rights to subscribe to new shares, based on these fixed performance criteria were then cancelled and these shares will then never be subscribed and issued. On March 8, 2007, a revised business model was approved by the Board of Directors for years 2007 and 2008. On that date, 47,100 rights to subscribe to new shares were granted to new entrants, subject to the achievement of certain milestones based on the revised 2007-2008 business model. As of December 31, 2007 none of the milestones for the year 2007, fixed by the January 6, 2006 Board of Directors, have been reached, and only one milestone fixed by the March 8, 2007 Board of Directors has been reached, thus triggering the allocation of 7,065 new shares to some employees. As per the Performance Stock Plan approved on March 8, 2007, these shares will only be issued on July 2009. As of December 31, 2007, 211,435 rights to subscribe to new shares, based on these fixed performance criteria for the year 2007 were then cancelled and these shares will then never be subscribed and issued. As of December 31, 2007, only 18,840 rights out of the 625,000 initially granted were still in force, based on 2008 milestones. As of December 31, 2008, only one milestone, out of four milestones fixed by the Board of Directors on March 8, 2007, was reached on 2008 performance goals, thus triggering the allocation of 4,710 new shares to some employees. A total of 11,775 new shares will then be issued in July 2009 conforming the March 8, 2007 plan. As of December 31, 2008, no right under the February 2005 authorization remained in force.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares and up to 105,328 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

On December 31, 2008, the duration of our stock option contracts was as follows:

Months until expiration	Number of Shares
12	1,212
33	52,000
42	6,425
62	162,000
106	485,088

As of December 31, 2008, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2008		2007		2006
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	781,625	3.51	502,162	2.49	593,262	2.58
Granted			504,088	3.99
Exercised			(183,750)	2.03	(72,600)	3.20
Forfeited	(34,000)	3.59	(7,250)	2.60	(18,500)	2.60
Expired	(40,900)	3.37	(33,625)	3.81	-	-
Outstanding on December 31,	706,725	3.51	781,625	3.51	502,162	2.49
Exercisable on December 31,	342,929	3.00	234,787	2,63	405,162	2.73
Shares purchase options available for grant on December 31	105,328		105,328	-	0	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2008:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	485,088	8,8	3.99	121,292	3.99
2.60	162,000	5.2	2.60	162,000	2.60
2.08(1)	52,000	2.8	2.08	52,000	2.08
2.02(2)	6,425	3.5	2.02	6,425	2.02
1.83	1,212	1.0	1.83	1,212	1.83
1.83 to 3.99	706,725	4.2	3.51	342,929	3.00
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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly. At March 16, 2009, to our knowledge, the following persons had beneficial ownership of more than 5% of the Shares: Siemens France Holding owned 1,003,250 Shares representing 10.03% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 10.47% of voting rights, Bruce & Co., Inc, owned 742,044 shares representing 7.42% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 7.74% of voting rights, and Wells Capital Management, Inc. and Wells Fargo, together owned 667,234 Shares representing 6.67% of the total share capital of the Company and (after subtracting treasury stock, which under French law carries no voting rights) 6.96% of voting rights. The Shares owned by these persons do not carry special voting rights.

To our knowledge, there have been no significant changes in the percentage of ownership of our Shares over the past three years.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company.

As of March 13 2009, 10,006,333 Shares were issued, including 9,582,593 outstanding and 423,740 treasury Shares. At the same date, there were 9,843,850 ADSs, each representing one Share, all of which were held of record by 15 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable under this contract were €61 thousand, €71 thousand and €61 thousand, for 2008, 2007 and 2006 respectively. Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases amounted to €539 thousand, €558 thousand and €588 thousand in 2008, 2007 and 2006 respectively. As of December 31, 2008, receivables from Dae You amounted to €384 thousand and our payables to them amounted to €31 thousand. As of December 31, 2007, receivables amounted to €52 thousand and payables to €28 thousand.

We purchase certain technological elements from Siemens AG, an affiliate of our shareholder Siemens France Holding. Total purchases amounted to €212 thousand, €183 thousand in 2007 and €444 thousand in 2006. As of December 31, 2008, payables due to Siemens AG amounted to €10 thousand and as of December 31, 2007, payables amounted to €1 thousand.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2008, total consolidated export net sales, which we define as sales made outside of France, were €17.9 million, which represented 78% of total net sales.

Legal Proceedings

As of the date of this annual report, the Company is not involved in any material legal proceedings.

In 2000, a patient made a product liability claim against the Company in the United States, alleging that he was injured in the course of a Prostatron procedure. In connection with the sale of the Prostatron business in October 2000, the Company agreed to retain liability for this claim. In February 2008, we reached a settlement for this claim with the cost of $15,000 which was fully covered by our Product Liability Insurance.

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

No dividends were paid with respect to fiscal years 2004 through 2008, and we do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the October 2007 private placement, we agreed not to pay cash dividends on any of our equity securities. Thereafter, declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant.

Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of EDAP TMS S.A. and its consolidated subsidiaries since December 31, 2008.

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

Trading Markets

The following tables set forth, for the years 2004 through 2008, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2008	5.12	1.05
2007	9.40	4.25
2006	21.64	5.12
2005	5.68	3.10
2004	3.92	1.55

The following tables set forth, for the years 2007 and 2008, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
2007:	$
First Quarter	9.40	5.62
Second Quarter	8.85	5.67
Third Quarter	8.00	4.60
Fourth Quarter	6.62	4.25
2008:
First Quarter	5.12	3.31
Second Quarter	4.00	2.74
Third Quarter	3.46	1.56
Fourth Quarter	2.24	1.05

The following table sets forth, for the most recent six months (from October 2008 through March 20, 2009), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
2008:	$
October	2.24	1.05
November	2.19	1.22
December	1.57	1.10
2009:
January	1.95	1.37
February	2.06	1.40
March (through March 20, 2009)	1.20	1.11

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

Our articles of association were last updated in January 2009 to act the recent increase in share capital related to the issuance of additional shares in 2008.

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

Board of Directors

The Board of Directors is currently composed of four members who were appointed by the shareholders for a period of six years expiring upon the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2013 See Item 6, ‘‘Directors, Senior Management and Employees’’. The tenure of a director terminates at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such Director comes to an end. Directors may always be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

The mandate for each member of the current Board of Directors expires on the date of the ordinary general shareholders' meeting approving the financial results for the 2013 fiscal year.

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

The Chief Executive Officer

We are managed by the Chairman of the Board of Directors or an individual elected by the Board of Directors bearing the title of Chief Executive Officer. The choice between these two methods of management belongs to the Board of Directors and must be made as provided for by our articles of association. On March 31, 2008, the Board of Directors appointed Mr. Marc Oczachowski as Chief Executive Officer.

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

French law provides that, at least 15 days before the date set for any general meeting on first notice, and at least six days before the date set for any general meeting on second notice, notice of the meeting must be sent by mail to all holders of properly registered shares who have held such shares for more than one month before the date of the notice. A preliminary written notice (avis de réunion) must be sent to each shareholder who has requested to be notified in writing. Under French law, one or several shareholders together holding a specified percentage of shares may propose resolutions to be submitted for approval by the shareholders at the meeting. Upon our request, the Bank of New York will send to holders of ADSs notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders. The Work Council may also require the registration of resolution proposals on the agenda.

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

The presence in person or by proxy of shareholders having not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 25% (in the case of an extraordinary general meeting) of the Shares entitled to vote is necessary to reach a quorum. If a quorum is not reached at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 20% of the Shares is necessary to reach a quorum in the case of any other type of extraordinary general meeting.

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

Ownership of ADSs or Shares by Non-French Residents (French Law)

Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, vote securities of a French company. A non-resident of France must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership, by a non-resident of France or a French corporation which is itself controlled by a foreign national, of 33.33% or more of a company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Certain Exemptions (French Law)

Under the U.S. securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the current NASDAQ corporate governance requirements. For more information on these exemptions, see Item 16 G – ‘‘Corporate Governance —Exemptions from Certain NASDAQ Corporate Governance Rules.’’

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

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or Shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs or Shares.

Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares in light of their particular circumstances.

Taxation of Dividends on Shares or ADSs - Withholding Tax

In France, dividends are paid out of after-tax income. Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 25% French withholding tax (reduced to 18% since January 1, 2008 when non-residents are individuals resident from one of the countries of the European Economic Area, except Liechtenstein. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

Taxation of dividends

Dividends received by French resident individuals are either included in their total income and subject to the progressive income tax, or they can alternatively be subject to an 18% levy source at the option of the beneficiary.

When no option is exercised by the French resident individuals, they are only taxed on 60% of the dividends they receive and, in addition to a second fixed annual allowance of €3,050 for couples subject to joint taxation and €1,525 for single persons, widows or divorced persons, are entitled to a tax credit equal to 50% of all dividends received within one year (the "Tax Credit"). The Tax Credit is capped for all dividends received within one year at €230 for married couples and members of a civil union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

As a result of the French Finance Act for 2008, French resident individuals can elect to have all or part of the dividends received subject to an 18% levy at source at the irrevocable option of the shareholder exercised no later than at the time of the payment if it occurs in France. If the option is exercised only for a portion of the dividends received during the year (whether they are distributed by EDAP or any other company), the remaining dividends subject to the progressive income tax lose the benefit of the aforementioned allowances and the Tax Credit. Holders of Shares are invited to contact their financial or tax advisor to be informed of the consequences of such option on their tax situation and the terms and conditions of exercising the option and the payment of the levy at source as well as the reporting obligations related to such option when the paying agent is not located in France.

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

A 3% ad valorem registration duty (subject to a maximum of €5,000 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

In particular, the United States and France signed a protocol on January 13, 2009, that, upon ratification, will make several significant changes to the Treaty, including changes to the “Limitation of Benefits” provision. The provisions of the protocol will be effective as soon as the ratification occurs in both jurisdictions and with respect to withholding taxes will be effective for amounts paid or accrued on or after the first day of the year in which the protocol enters into force. US holders are advised to consult their own tax advisors regarding the effect the protocol may have on their eligibility for Treaty benefits in light of their own particular circumstances.

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

The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change. Such changes could apply retroactively and could affect the consequences described below.

Holders should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of Shares or ADSs in the light of their particular circumstances, including the effect of any state, local, or other national laws.

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 25% rate. However, under the Treaty, the rate of French withholding tax on dividends paid to a U.S. holder is reduced to 15% and a US holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. For U.S. holders that are not individuals, the requirements for eligibility for Treaty benefits, including the reduced 15% withholding tax rate, contained in the “Limitation on Benefits” provision of the Treaty are complicated, and there are certain technical changes being made to these requirements by the new protocol. U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits, and whether the new protocol to the Treaty may affect their eligibility, in light of their own particular circumstances.

French withholding tax will be withheld at the 15% Treaty rate if a U.S. holder has established before the date of payment that the holder is a resident of the United States under the Treaty by following the simplified procedure described below.

In addition, individual U.S. holders may be entitled to a refund of the Tax Credit, less a 15% withholding, provided that (i) they are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates, and (ii) they are the effective beneficiaries of such dividend. The French tax authorities have not yet issued guidance with respect to the procedures for claiming the refund of the Tax Credit to non-resident individuals. However, it should be noted that when the new protocol to the Treaty enters into force, the Treaty will no longer specifically provide for any entitlement to a refund of the Tax Credit, and individual U.S. holders should not continue to benefit from such a refund.

The gross amount of dividends and Tax Credit that a U.S. holder receives (before the deduction of French withholding tax) generally will be subject to U.S. federal income taxation as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of the Company, such excess will be applied first to reduce such U.S. holder’s tax basis in its Shares or ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such Shares or ADSs. As the Company does not maintain “earnings and profits” computations, holders should assume that all distributions constitute dividends.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011 with respect to the Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, we believe that the Company was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008 taxable year. In addition, based on the Company’s audited financial statements and our current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate it becoming a PFIC for the 2009 taxable year. Accordingly, dividends paid by us in 2009 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its Shares or ADSs during a year in which the Company was a PFIC and such holder did not make a mark-to-market election (as described under “—Passive Foreign Investment Company Rules” below).

Holders of ADSs and Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividends distributed with respect to the Shares or ADSs generally will be treated as dividend income from sources outside of the United States, and generally will be treated as “passive category” (or, in the case of certain U.S. holders, “general category”) income for U.S. foreign tax credit purposes. Subject to certain limitations, French income tax withheld in connection with any distribution with respect to the Shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such French withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

If Form 5000 is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and a holder would have to claim a refund for the excess under the normal procedure by filing both Form 5000 and Form 5001 no later than December 31 of the second calendar year following the year in which the dividend is paid.

Pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Copies of Form 5000 and Form 5001 may be downloaded from the French tax authorities’ website (www.impots.gouv.fr) and are also available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents in France (10 rue du Centre 93160, Noisy-le-Grand).

Finally, as mentioned above, the French tax authorities have not yet issued any guidance with respect to the procedures for claiming the refund of the Tax Credit to non-resident individuals. However, it should be noted that when the new protocol to the Treaty enters into force, the Treaty will no longer specifically provide for any entitlement to a refund of the Tax Credit, and individual U.S. holders should not continue to benefit from such a refund.

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

Passive Foreign Investment Company Rules

Unfavorable U.S. tax rules (the “PFIC rules”) apply to companies that are considered passive foreign investment companies (“PFICs”). The Company will be classified as a PFIC in a particular taxable year if either (a) 75% or more of its gross income is treated as passive income for purposes of the PFIC rules; or (b) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%.

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2008, and also does not anticipate becoming a PFIC with respect to the year 2009. However, as discussed in Forms 20-f filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past.

U.S. holders that held Shares or ADSs at any time during the years when the Company was a PFIC and did not make certain U.S. tax elections (a "mark-to-market election" or a "QEF election") will be subject to adverse tax treatment. For instance, such holders will be subject to a special tax at ordinary income tax rates on certain dividends that the Company pays and on gains realized on the sale of Shares or ADSs (‘excess distributions’) in all subsequent years, even though the Company ceased to qualify as a PFIC. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its Shares or ADSs. It may be possible, in certain circumstances, for a holder to avoid the application of the PFIC rules by making a "deemed sale" election for its taxable year that includes the last day of the Company’s last taxable year during which it qualified as a PFIC. The PFIC rules are extremely complex, and holders should consult their own tax advisers regarding the possible application of the PFIC rules to their Shares or ADSs and the desirability and availability of a "deemed sale election ”.

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

Item 11.           Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments for trading purposes. As of December 31, 2008, we had no outstanding foreign exchange sale contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2008, approximately 66% of our total operating expenses were denominated in euro. During the same period, approximately 75% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2008 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €384,000 for the year ended December 31, 2008, compared to a increase of approximately €118,000 for the year ended December 31, 2007. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2008 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.231 million and €0.05 million of our outstanding indebtedness at December 31, 2008 and 2006, respectively, were denominated in Japanese yen. At December 31, 2007, we had no outstanding indebtedness denominated in Japanese yen. Approximately €9.3 million and €15.3 million of our outstanding indebtedness at December 31, 2008 and 2007, respectively, were denominated in U.S. dollars. None of our outstanding indebtedness was denominated in U.S. dollars at December 31, 2006.

In addition, we had approximately €9.6 million, €11.4 million and €0.4 million of cash denominated in U.S. dollars at December 31, 2008, 2007 and 2006, respectively, and €0.5 million, €1.0 million and €1.2 million of cash denominated in Japanese yen at December 31, 2008, 2007 and 2006, respectively.

Item 12.           Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.           Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.           Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2008. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 based upon the framework as set forth by the Committee of  Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the

Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

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

Item 16B.        Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2008, there were no waivers of its applicability. Our code of ethics has previously been filed with the SEC and we have made it available on our website at www.edap-tms.com.

Item 16C.         Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on July 22, 2005. This requires all services which are to be performed by our external auditors to be pre-approved. This may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. No services which are classified as prohibited services by the U.S. Securities and Exchange Commission under the 2003 Rules were commissioned after May 6, 2003. Our external auditors Ernst & Young Audit (“E&Y”) billed the following services related to our 2008 financial year:

Nature of the Fees	2006 (in €)	2007 (in €)	2008 (in €)
Audit fees	175,780	162,394	213,380
Audit-related fees	96,850	53,040	1,360
Tax fees	-
All other fees	-
Total	272,630	215,434	214,740

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

Tax Fees

Tax services consisted of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the review of tax returns, assistance with tax audits, as well as assistance relating to tax law. No tax services were rendered during the 2008 fiscal year.

All Other Fees

Other services mainly consisted of routine and administrative follow-up of patents and brand names. All these services were unrelated to the audits of our financial statements.

Item 16D.        Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2008, neither the Company nor affiliated purchasers made purchases of equity securities of the Company registered pursuant to Section 12 of the Exchange Act.

Item 16F.        Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.        Corporate Governance

Exemptions from Certain NASDAQ Corporate Governance Rules

NASDAQ rules provide for exemptions from the NASDAQ corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We received from NASDAQ an exemption from compliance with one certain corporate governance standard that is contrary to the law, rules, regulations or generally accepted business practices of France. The exemption, and the practices followed by the Company, are described below.

We are exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 25% (in the case of an extraordinary general meeting) of the shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 20% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting. We petitioned for this exemption because there are doubts as to whether it would be legally permissible for a French company to adopt in its articles of association quorum requirements that would be more stringent than those prescribed by French law, and this would in any event be contrary to generally accepted business practice in France.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of January 8, 2009.
4.1

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
4.2

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

4.5	Amended and Restated Depositary Agreement with Bank of New York), filed with the SEC on March 27, 2008 as Post-Effective Amendment No.1 to Form F-6 (File No. 333-07314). (1)
8.1	List of subsidiaries of EDAP TMS S.A. as of March 31, 2009.
11.1	Code of Ethics of the Company, approved by the Board of Directors on July 22, 2005.(1)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of Ernst & Young.

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: March 31, 2009	/s/ MARC OCZACHOWSKI Marc Oczachowski Chief Executive Officer

Dated: March 31, 2009	/s/ ERIC SOYER Eric Soyer Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of EDAP TMS S.A.

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three years ended December 31, 2008. These consolidated financial statements are the responsibility of EDAP TMS's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAP TMS S.A. and subsidiaries at December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG Audit

/s/ LAURENT CHAPOULAUD

Represented by

Laurent Chapoulaud

March 31, 2009

Lyon, France

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and 2007

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2008	2007
Current assets
Cash and cash equivalents	2	13,827	17,523
Net Trade accounts and notes receivable	3	14,611	10,876
Other receivables	4	951	1,149
Inventories	5	4,023	4,306
Deferred tax assets	22-3	322	245
Other assets, current portion	6	909	935
Short-term investment	2	1,143	1,089
Total current assets		35,786	36,124
Other assets, non-current	6	1,330	1,800
Property and equipment, net	7	3,763	4,179
Intangible assets, net	8	102	79
Goodwill	8	2,412	2,412
Deposits and other non-current assets		471	410
Total assets		43,863	45,003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	6,046	5,661
Deferred revenues, current portion	10	704	452
Social security and other payroll withholdings taxes		770	813
Employee absences compensation		450	443
Income taxes payable		38	49
Other accrued liabilities	11	3,908	3,293
Short-term borrowings	13	1,753	1,593
Current portion of capital lease obligations	12	708	521
Current portion of long-term debt	14	79	58
Total current liabilities		14,457	12,884
Deferred revenues, non current	10	582	708
Capital lease obligations, non current	12	1,311	1,035
Convertible debentures carried at fair value	14	8,901	11,691
Financial instruments carried at fair value	14	447	3,484
Long-term debt, non current	14	152	−
Other long-term liabilities	15	822	703
Total liabilities		26,672	30,504
Shareholders’ equity
Common stock, €0.13 par value;
10,006,333 shares issued and 9,582,593 shares outstanding; 9,624,497 shares issued and 9,200,757 shares outstanding; at December 31,
2008 and 2007, respectively		1,301	1,251
Additional paid-in capital		27,145	25,896
Retained earnings		(6,668)	(8,265)
Cumulative other comprehensive loss		(3,285)	(3,082)
Treasury stock, at cost; 423,740 at December 31, 2008 and 2007, respectively		(1,301)	(1,301)
Total shareholders’ equity	16	17,191	14,499
Total liabilities and shareholders’ equity		43,863	45,003

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2008, 2007 and 2006

(in thousands of euros unless otherwise noted)

	Notes	2008	2007	2006
Sales of goods		12,547	11,752	10,849
Sales of RPPs & leases		4,664	4,814	3,805
Sales of spare parts and services		5,645	5,647	5,520
Total sales		22,856	22,213	20,174
Total net sales	17	22,856	22,213	20,174
Other revenues	18	197	113	91
Total revenues		23,053	22,327	20,265

Cost of goods		(8,395)	(7,130)	(5,582)
Cost of RPPs & leases		(2,546)	(2,169)	(1,576)
Cost of spare parts and services		(3,014)	(3,849)	(4,789)
Total cost of sales		(13,955)	(13,148)	(11,946)

Gross profit		9,099	9,179	8,319

Research and development expenses		(4,255)	(3,194)	(2,442)
Selling and marketing expenses		(5,684)	(5,476)	(4,621)
General and administrative expenses		(3,862)	(4,374)	(4,082)

Non-recurring operating expenses	19		(224)	(267)
Loss from operations		(4,703)	(4,089)	(3,094)
Financial (expense) income, net	20	5,232	(1,243)	153
Foreign currency exchange gain (loss), net		577	(254)	(430)
Other income (expense), net	21	(1)	16	(5)
Income (loss) before taxes		1,105	(5,571)	(3,375)
Income tax (expense) benefit	22	492	140	(56)
Net income (loss)		1,597	(5,430)	(3,431)
Basic income (loss) per share	23	0.17	(0.59)	(0.39)
Diluted income (loss) per share(1)	23	0.17	(0.59)	(0.39)
Basic Weighted average shares outstanding	23	9,582,593	9,200,757	8,817,007
Diluted Weighted average shares outstanding	23	9,658,295	9,200,757	8,817,007

(1) Due to the net losses in 2006 and 2007, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in those years was excluded, as the effect would have been anti-dilutive.

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2008, 2007 and 2006

(in thousands of euros unless otherwise noted)

	2008	2007	2006
Net income(loss)	1,597	(5,430)	(3,431)
Other comprehensive loss:
Foreign currency translation adjustments	(168)	(71)	(55)
Provision for retirement indemnities	(34)	5	(84)
Comprehensive income (loss), net of tax	1,395	(5,496)	(3,570)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2008, 2007 and 2006

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumula-tive Other Compre-hensive Income (loss)	Treasury Stock	Total
Balance as of January 1, 2006	7,782,731	1,087	20,359	597	(2,877)	(1,794)	17,372

Net loss				(3,431)			(3,431)
Translation adjustment					(55)		(55)
Warrants and stock options granted	72,600		4			256	260
Capital increase	961,676	125	5,114				5,239
Provision for retirement indemnities					(84)		(84)
Balance as of December 31, 2006	8,817,007	1,212	25,476	(2,835)	(3,016)	(1,538)	19,300
Net loss				(5,430)			(5,430)
Translation adjustment					(71)		(71)
Warrants and stock options granted	383,750	39	420			237	695
Capital increase
Provision for retirement indemnities					5		5
Balance as of December 31, 2007	9,200,757	1,251	25,896	(8,265)	(3,082)	(1,301)	14,499
Net income				1,597			1,597
Translation adjustment					(168)		(168)
Warrants and stock options granted			699				699
Capital increase	381,836	50	550				599
Provision for retirement indemnities					(34)		(34)
Balance as of December 31, 2008	9,582,593	1,301	27,145	(6,668)	(3,285)	(1,301)	17,191

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008, 2007 and 2006

(in thousands of euros unless otherwise noted).

	2008	2007	2006
Cash flows from operating activities
Net income (loss)	1,597	(5,430)	(3,431)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,785	1,296	1,257
Change in fair value on Convertible Debentures	(3,465)	747	—
Change in fair value on Investors Warrants and Placement Agent Warrants	(3,238)	371	—
Other Non-cash compensation	684	72	32
Change in allowances for doubtful accounts & slow-moving inventories	394	412	273
Change in long-term provisions	325	(18)	229
Net capital loss on disposals of assets	255	407	245
Deferred tax expense/(benefit)	(77)	(161)	(91)
Net loss (gain) on sale of assets	—	—	—
Operating cash flow	(1,740)	(2,304)	(1,486)
Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	(3,467)	(1,599)	(1,201)
Decrease/(Increase) in inventories	(126)	(820)	429
Decrease/(Increase) in other assets	26	278	(353)
(Decrease)/Increase in trade accounts and notes payable	561	1,009	395
(Decrease)/Increase in accrued expenses, other current liabilities	152	707	315
Net increase/decrease in operating assets and liabilities	(2,854)	(426)	(415)
Net cash used in operating activities	(4,593)	(2,729)	(1,901)
Cash flows from investing activities
Additions to capitalized assets produced by the Company	(687)	(1,947)	(1,287)
Net proceeds from sale of leased back assets	1,108	1,192	737
Acquisitions of property and equipment	(373)	(513)	(208)
Acquisitions of intangible assets	(57)	(46)	(43)
Acquisitions of short term investments	(691)	(58)	(1,031)
Net proceeds from sale of assets		168	221
Increase in deposits and guarantees	(11)	(34)	(18)
Reimbursement of deposits and guarantees	—	—	—
Net cash used in investing activities	(712)	(1,238)	(1,629)
Cash flow from financing activities
Proceeds from capital increase (2007: exercise of warrants and stock options)	600	352	5,239
Proceeds from long term borrowings, net of financing costs	238	11,876	150
Repayment of long term borrowings	(65)	(121)	(148)
Repayment of obligations under capital leases	(636)	(569)	(464)
Increase/(decrease) in bank overdrafts and short-term borrowings	159	285	409
Net cash used in financing activities	296	11,824	5,186
Net effect of exchange rate changes on cash and cash equivalents	1,313	(227)	(80)
Net increase/(decrease) in cash and cash equivalents	(3,696)	7,629	1,575
Cash and cash equivalents at beginning of year	17,523	9,894	8,317
Cash and cash equivalents at end of year	13,827	17,523	9,894

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

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘US GAAP’’) requires management to make estimates and assumptions, such as business plans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include EDAP TMS France SAS (formerly "Technomed Medical Systems S.A."), EDAP Technomed Inc., Edap Technomed Sdn Bhd, Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd. (formerly Nippon Euro Edap Technomed KK) and EDAP TMS Gmbh (formerly EDAP GmbH). Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996. EDAP TMS Gmbh was created in July 2006. EDAP SA, a subsidiary incorporating HIFU activities merged all of its activity into EDAP TMS France SAS in 2008. All intercompany transactions and balances are eliminated in consolidation

1-4 Revenue recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and provides a minimum of one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

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

Leasehold improvements......................................... 10 years or lease term if shorter

Equipment ................................................................. 3-10 years

Furniture, fixtures, fittings and other .................... 2-10 years

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

Patents .................................................................... 5 years

Licenses................................................................... 5 years

Trade name and trademark ................................... 7 years

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

1-13 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €768 thousand, €645 thousand and €483 thousand for the years ended December 31 2008, 2007 and 2006 respectively.

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

As of January 1, 2007, the Company adopted FIN48 "Accounting for uncertainty in income tax". Under FIN48, the measurement of a tax position that meets the more-likely-that-not recognition threshold must take into consideration the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances and information available at the reporting date.

1-15 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred.

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not utilized, are recoverable in cash. As of December 31, 2008, EDAP TMS had total research tax credits receivable of €701 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred. Advertising costs amounted to €1,408 thousand, €831 thousand and €584 thousand for the years ended December 31 2008, 2007 and 2006 respectively.

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

Gains and losses from derivative instruments are recorded in the income statement.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2008, the Company had five stock-based employee compensation plans. The Company adopted SFAS 123R, “Share-Based Payment”, effective January 1, 2006. SFAS 123R requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2008(1)	2007	2006(1)
Weighted-average expected life (years)	—	10	—
Expected volatility rates	—	75%	—
Expected dividend yield	—	—	—
Risk-free interest rate	—	4.4%	—
Weighted-average exercise price (€)	—	3.99	—
Weighted-average fair value of options granted during the year (€)	—	3.43	—

(1) The Company did not make any grants during the years ended December 31, 2006 and 2008.

1-21 Convertible debentures and detachable warrants

Convertible Debentures

On October 29, 2007, the Company issued $20 million in aggregate principal amount of non-secured, convertible debentures with detachable warrants. See Note 14 for further discussion. At the inception date, the Company elected to measure the instrument and the embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, pursuant to §16 of SFAS 133, as amended by SFAS 155. Thus, the convertible debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures.

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

1-22 Leases and Sales and leaseback transactions

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

1-23 New accounting pronouncements

In February, 2008, the FASB issued FASB Staff Position (“FSP”) FASB 157-2, “Effective Date of FASB Statement No. 157.” This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The effective date for nonfinancial assets and nonfinancial liabilities has been delayed by one year to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

The Company has not completed its analysis of the potential impact of the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities (effective January 1, 2009) on the Company’s financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities.” SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and is effective for fiscal years beginning after November 15, 2008. The Company has not determined yet the effect on consolidated financial statements, if any, upon adoption of SFAS 161.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

In April 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company has not determined yet the effect on consolidated financial statements, if any, upon adoption of SFAS 142-3.

In May 2008, the FASB issued Staff Position FSP APB 14-1 (FSP APB 14-1), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 requires companies that have issued convertible debt that may be settled wholly or partly in cash when converted, to account for the debt and equity components separately. The value assigned to the bond liability is the estimated value of a similar bond without the conversion feature as of the issuance date. The difference between the proceeds for the convertible debt and the amount reflected as a bond liability is recorded as additional paid-in-capital. Interest expense is recorded using the issuer’s comparable debt rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and will require retrospective application. The Company does not expect that this will have a significant impact on its consolidated financial statements.

In June 2008, the FASB issued Financial Accounting Standards Board Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). The FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method in accordance with SFAS 128, Earnings per Share. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, the Company is required to retrospectively adjust its earnings per share data to conform with the provisions in this FSP. Early application of this FSP is prohibited. The Company has not determined yet the effect on consolidated financial statements, if any, upon adoption of FSP EITF 03-6-1.

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents are comprised of the following:

	December 31,
	2008	2007
Total cash and cash equivalents	13,827	17,523
Short term investments	1,143	1,089
Total cash and cash equivalents, and short term investments	14,970	18,611

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:
	December 31,
	2008	2007
Trade accounts receivable	15,214	11 370
Notes receivable	189	242
Less: allowance for doubtful accounts	(792)	(735)
Total	14,611	10 877

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to €149 thousand, €131 thousand and €86 thousand, for the years ended December 31, 2008, 2007, and 2006.

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2008	2007
Value-added taxes receivable	226	420
Research and development tax credit receivable from the French State	701	222
Personnel advances	41	353
Other receivables from the French State	6	100
Others	(23)	54
Total	951	1 149

At the end of 2007, Personnel advances included €300 thousand related to the severance package of a former senior executive.

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2008	2007
Components, spare parts	4,541	3,751
Work-in-progress	592	688
Finished goods	302	888
Total gross inventories	5,435	5,327
Less: provision for slow-moving inventory	(1,412)	(1,021)
Total	4,023	4,306

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to €390 thousand, €288 thousand and €388 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2008	2007
Deferred financing costs , current portion	470	470
Other prepaid expenses, current portion	439	465
Total	909	935

	December 31,
	2008	2007
Deferred financing costs , non-current	1,330	1,800

Deferred financing costs related to the debentures issued in the October 2007 private placement are being amortized over five years, the duration of the debt. The amortization of deferred financing costs, which is classified as financial expense, net, amounted to €470 thousand and €78 thousand, for the years ended December 31, 2008 and 2007, respectively.

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2008	2007
Equipment	8,839	8,222
Furniture, fixture, and fittings and other	1,884	2,541
Total gross value	10,723	10,763
Less: accumulated depreciation and amortization	(6, 960)	(6,583)
Total	3,763	4,180

Depreciation and amortization expense related to property and equipment amounted to €1,273 thousand, to €1,180 thousand and €1,200 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

Capitalized costs on equipment held under capital leases of €2,945 thousand and €2,517 thousand and are included in property and equipment at December 31, 2008 and 2007, respectively. Accumulated amortization of these assets leased to third parties was €1,531 thousand and €1,159 thousand, at December 31, 2008 and 2007, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €372 thousand, €374 thousand and €277 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its SFAS 131 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment, as the components within each operating segment have similar economic characteristics and thus do not represent separate reporting units. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2008.

The Company completed the required annual impairment test in the fourth quarter of 2008. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management in late 2008 and revised in early 2009, (ii) a discount rate of 14% for HIFU, 12.5% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

A one percentage point increase in the HIFU discount rate assumed in the impairment testing would not lead the company to record an impairment charge. Similarly, a one percentage point increase in the UDS discount rate assumed in the impairment testing would not lead the company to record an impairment charge.

Intangible assets consist of the following:

	December 31,
	2008	2007
Licenses	356	532
Trade name and trademark	531	539
Patents	412	412
Organization costs	363	363
Total gross value	1 662	1 846
Less: accumulated amortization	(1 560)	(1 767)
Total	102	79

Amortization expenses related to intangible assets amounted to €37 thousand, €37 thousand and €57 thousand, for the years ended December 31, 2008, 2007 and 2006, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €60 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2008	2007
Trade accounts payable	5,065	5 066
Notes payable	981	595
Total	6,046	5 661

Trade accounts payable usually represent invoices with a due date of 90 days or less.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2008	2007
Deferred revenues on maintenance contracts	384	217
Deferred revenue on RPP	40	11
Deferred revenue on sale of devices	616	618
Deferral of the gain on sale-lease-back transactions	247	314
Total	1 286	1 160
Less long term portion	582	708
Current portion	704	452

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2008	2007
Provision for warranty costs	1 114	874
Value added tax payable	567	467
Accruals for social expenses	430	864
Conditional government subsidies	954	788
Advance from debtors	252	77
Retirement indemnities	24	17
Accrued interests	323	-
Others	243	206
Total	3 908	3 293

At the end of 2007, accruals for social expenses include €422 thousand related to the severance package of a former senior executive

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Changes in the provision for warranty costs are as follows:

	December 31,
	2008	2007
Beginning of year	874	700
Amount used during the year (payments)	(527)	(471)
New warranty expenses	768	645
End of year	1,114	874

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2008, this equipment consists of medical devices for an amount of €1,939 thousand and vehicles for an amount of €80 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2008 are as follows:

December 31, 2008
2009	817
2010	703
2011	457
2012	220
Thereafter	40
Total minimum lease payments	2,237
Less: amount representing interest	(218)
Present value of minimum lease payments	2,019
Less: current portion	708
Long-term portion	1,311

Interest paid under capital lease obligations was €110 thousand, €64 thousand, and €48 thousand for the years ended December 31, 2008, 2007, and 2006, respectively.

12-2 Operating leases

As of December 31, 2008, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract has a lease term of nine years expiring at the option of the lessee at the end of a first four-year period, then a two-year and finally a three-year period, through 2011 (i.e., in 2006, 2008 or 2011).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	France	Japan

2009	292	240
2010	292	159
2011	292	-
Total	876	399

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Total rent expense under operating leases amounted to €753 thousand, €688 thousand and €689 thousand for the years ended December 31, 2008, 2007 and 2006, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

13—SHORT-TERM BORROWINGS

As of December 31, 2008, short-term borrowings consist of €753 thousand of account receivables factored and for which the Company is supporting the risk of uncollectibility and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1 000	December 22, 2009	Euribor + 0,5%

As of December 31, 2007, short-term borrowings consist of €593 thousand of account receivables factored and for which the Company is supporting the collection risk and loans in euros amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
TMS SA	225	December 22, 2008	Euribor + 0,5%
EDAP SA	258	December 22, 2008	Euribor + 0,5%
EDAP SA	207	December 22, 2008	Euribor + 0,5%
EDAP SA	310	December 22, 2008	Euribor + 0,5%
Total	1 000

14—LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2008	2007
Japanese yen term loan	231
Convertible debentures carried at fair value	8,901	11,691

Investor Warrants	392	3,141
Placement Agent Warrants	55	343
Financial instruments carried at fair value	447	3,484

Italy		58
Total	9,579	15,232
Less current portion	(79)	(58)
Total long-term portion	9,500	15,174

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Long-term debt at December 31, 2008 matures as follows:

2009	79
2010	79
2011	73
2012	8,956
2013	392
Total	9,579

As of December 31, 2008, long-term debt in Japan consists of a loan in Yen amounting to Yen30 million with a fixed interest rate at 2.87% due to mature on November 17, 2011.

As of December 31, 2007, long-term debt in Italy consists of a loan in euro amounting to €150 thousand with a quarterly variable interest rate based on Euribor + 1.375%, due to mature on September 18, 2008.

As of December 31, 2007 and 2008, long-term in USD consists of a $20 million convertible debt with warrants, raised on October 29, 2007 through a Private Investment in Public Equity deal with selected investors – see Note 1-21 on the accounting treatment of the convertible debentures and the detachable warrants.

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

Observable and unobservable inputs for fair value measurements:

Given the classification established by FAS157, the following table indicates each input or assumption and the level it belongs to:

Input	FAS157 level	Comment
Share price	Level 1	Quoted price directly linked to the instrument
Risk free rate	Level 2	Observable input
Volatility	Level 3	Unobservable input
Credit Spread	Level 3	Unobservable input
Liquidity discount	Level 3	Unobservable input

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Fair Value of Investor Warrants:

The valuation model of Investor Warrants uses a binomial valuation model to capture the complexity of the instruments, and notably the possibility to exercise the call option at any time from the inception date.

As of October 29, 2007, the binomial model uses the following main assumptions and parameters:

•	Share price at inception date: $5.95
•	Strike price of warrants: $6.87
•	Risk free interest rate at 6 years: 4.11%
•	Share price volatility: 45%
•	Liquidity discount factor: 26.91%

As of December 31, 2007, the binomial model uses the following main assumptions and parameters:

•	Share price at closing date: $4.80
•	Strike price of warrants: $6.87
•	Risk free interest rate at 6 years: 3,55%
•	Share price volatility: 75%
•	Liquidity discount factor: 26.91%

As of December 31, 2008, the binomial model uses the following main assumptions and parameters:

•	Share price at closing date: $1.44
•	Strike price of warrants: $6.87
•	Risk free interest rate at 6 years: 1,71%
•	Share price volatility: 84%
•	Liquidity discount factor: 37.59%

At inception and as of December 31, 2007, the company used a 30-day volatility to fit the monthly arbitration step of its binomial valuation model. At December 31, 2008, given the peculiar market conditions and the erratic changes in stock volatility, the company, in agreement with third-party experts, determined that a share price volatility based on the residual lifetime of the convertible instruments would be more relevant and should then be used for assessing the fair value of the instruments. Share price volatility was determined using the historical volatility methodology. Had this method been used in 2007, the stock volatility would have been 76%.

On that basis, the unit fair value of Investor Warrants was $2.32 per warrant at inception date, $2.75 per warrant as of December 31, 2007, and $0.32 per warrant as of December 31, 2008. The total fair value for the 1,680,000 issued warrants was $3.890 million at inception date, $4.624 million at December 31, 2007, and $0.545 million at December 31, 2008.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Fair Value of the Convertible Debt:

The total fair value of the convertible debt is the aggregate of the fair value of the underlying debt host instrument and the fair value of the embedded derivative (conversion option).

The estimate of the fair value of the underlying debt component is obtained by using the actual interest spread the Company would have had to pay if a straight, unsecured, debt had been raised, with no additional remuneration to lenders in the form of conversion options or warrants. Before and at inception date, the Company conducted an analysis of the terms on a non-convertible, unsecured, conventional debt. Based on this analysis, a rate of 30% has been used to assess the fair value of the debt host, which represents an interest spread of 26% over the risk-free interest rate at inception date. The present value of the debt host using an effective interest rate of 30% was $10.330 million.

At December 31, 2007 the fair value has been measured again considering any changes required in underlying assumptions, and mostly the risk free interest rate and the credit spread. The spread, which depends on market conditions and the Company’s specific risk profile, was unchanged at December 31, 2007 as no significant change occurred in the two months following inception. The present value of the debt host at December 31, 2007 was $10.533 million.

At December 31, 2008 the fair value has been measured considering any changes required in underlying assumptions, and mostly the risk free interest rate and the credit spread. With the support of third-party experts, the Company determined that the spread to be used over the risk-free rate was 30.16%, in line with the increase in risk-aversion on financial markets. The present value of the debt host at December 31, 2008 was $11.083 million.

The valuation model of the conversion option uses a binomial valuation model to capture the complexity of the instrument, and notably the continuous possibility of an arbitrage between holding common shares versus interest bearing bonds.

As of October 29, 2007, the binomial model uses the following main assumptions and parameters:

•	Share price at inception date: $5.95
•	Strike price of convertible debentures: $6.87
•	Risk free interest rate at 5 years: 4.04%
•	Share price volatility: 45%
•	Liquidity discount factor: 26.91%

As of December 31, 2007, the Binomial model uses the following main assumptions and parameters:

•	Share price at closing date: $4.80
•	Strike price of warrants: $6.57
•	Risk free interest rate at 5 years: 3,43%
•	Share price volatility: 75%
•	Liquidity discount factor: 26.91%

As of December 31, 2008, the Binomial model uses the following main assumptions and parameters:

•	Share price at closing date: $1.44
•	Strike price of warrants: $6.57
•	Risk free interest rate at 5 years: 1,55%
•	Share price volatility: 84%
•	Liquidity discount factor: 37.59%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

At inception and as of December 31, 2007, the company used a 30-day volatility to fit the monthly arbitration step of its binomial valuation model. At December 31, 2008, given the peculiar market conditions and the erratic changes in stock volatility, the company, in agreement with third-party experts, determined that a share price volatility based on the residual lifetime of the convertible instruments would be more relevant and should then be used for assessing the fair value of the instruments. Share price volatility was determined using the historical volatility methodology. Had this method been used in 2007, the stock volatility would have been 76%.

On that basis, the fair value of the conversion option was $5.780 million ($7.909 million before liquidity discount) at inception date, $6.677 million ($9.135 million before liquidity discount) as of December 31, 2007, and $1,305 million ($2.091 million before liquidity discount) as of December 31, 2008.

Placement Agent Warrants:

As part of the transaction costs, the Company granted to the bank acting as placement agent in the transaction warrants to purchase 188,965 shares of common stock, with a five year term and the following exercise prices: 121,765 shares at $6.57 per share and 67,200 shares at $6.87 per share. The fair value of the Placement Agent Warrants has been valued using the Black-Scholes option valuation method, using a 4.04% risk free interest rate and a 75% volatility at inception date, a 3.43% risk free interest rate and a 75% stock volatility at December 31, 2007 and a 1.55% risk free interest rate and a 84% stock volatility at December 31, 2008.

The following table summarizes the fair value of the entire indebtedness related to the convertible debentures, Investor Warrants and Placement Agent Warrants:

In ‘000 US Dollars	Total Fair Value At inception date	Total Fair Value At December 31, 2007	Total Fair Value At December 31, 2008	Change in Fair Value in USD 2008 vs 2007
Convertible debt	16,110	17,210	12,388	(4,822)
Investor Warrants	3,890	4,624	545	(4,079)
Total	20,000	21,834	12,933	(8,901)
Placement Agent Warrants at $6.57	448	327	50	(277)
Placement Agent Warrants at $6.87	244	177	27	(150)
Total	20,692	22,338	13,010	(9,328)

The following table reflects the impact after translation in euros:

In ‘000 Euros	Total Fair Value At inception date	Total Fair Value At December 31, 2007	Total Fair Value At December 31, 2008	Change in Fair Value in EUR (reflected in Financial income – See Note 20)	Exchange Rate Impact
Exchange Rate (USD/EUR)	1.4548	1.4721	1.3917	1.3917
Convertible debt	11,074	11,691	8,901	(3,465)	675
Investor Warrants	2,674	3,141	392	(2,931)	182
Total	13,748	14,832	9,293	(6,395)	857
Placement Agent Warrants	476	343	55	(307)	19
Total	14,224	15,174	9,348	(6,703)	877

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2008	2007
Provision for retirement indemnities	771	652
Other	51	51
Total	822	703

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, certain subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2008 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases. Calculations have been performed by an actuary consultant.

A labor regulation evolution in France may have an impact of €170 thousand on the accrual. At December 31, 2008, the Company does not consider this risk as probable.

The actuarial assumptions as of year-end are as follows:

	Pension Benefits – France
	2008	2007	2006

Discount rate	5.50%	5.50%	4.50%
Salary increase	2.50%	2.50%	2.00%
Retirement age	65	65	65
Average retirement remaining service period	26	27	26

	Pension Benefits – Japan
	2008	2007	2006

Discount rate	1.25%	1.50%	1.75%
Salary increase	1.80%	1.80%	1.80%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The reconciliation between projected benefit obligations and the accumulated benefit obligations is as follows as of December 31, 2008 (in thousands of euros):

	France	Japan

Projected benefit obligation	256	392
Normal cost	22	47
Accumulated benefit obligation	173	342

Provision presentation according to FAS 158 in euro:

	France	Japan
Non current liabilities	255 877	367 273
Current liabilities	−	24 028
Non current asset	−	−
Accumulated other comprehensive income	44 529	(157 862)
Total	300 406	233 439

Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2008:

France	2008	2007	2006
Change in benefit obligations
Benefit obligations at beginning of year	240	218	229
Service cost	23	22	23
Interest cost	13	10	9
Plan amendments	-	-	-
(gain) / loss	(20)	(7)	(44)
Benefits paid		(3)	-
Benefit obligations at end of year	256	240	218
Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	3	-
Return on plan assets	-	-	-
Benefits paid	-	(3)	-
Fair value of plan assets at end of year
Unrecognized actuarial (gain) loss	(45)	(24)	(17)
Unrecognized prior service cost	-	-	-
Accrued pension cost	300	264	235

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

JAPAN	2008	2007	2006
Change in benefit obligations
Benefit obligations at beginning of year	278	239	262
Service cost	44	31	32
Interest cost	5	4	3
Plan amendments	-	-	-
Termination benefits	-	-	-
(gain) / loss	35	(16)	(3)
Benefits paid	(57)		(25)
Exchange rate impact	87	20	(30)
Benefit obligations at end of year	392	278	239

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	-	-
Return on plan assets	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at end of year	-	-	-

Unrecognized actuarial (gain) loss	158	104	101
Unrecognized prior service cost	-	-	-
Accrued pension cost	233	174	138

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2008, EDAP TMS S.A.’s common stock consisted of 10,006,333 issued shares, fully paid, and with a par value of €0.13 each. 9,582,593 of the shares were outstanding.

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

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. Distributable statutory retained earnings amounted to €22,955 thousand and €25,396 thousand at December 31, 2008 and 2007, respectively. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2008, the 423,740 shares of treasury stock consisted of (i) 21,400 shares acquired on December 2, 1996 for €85 thousand, (ii) 352,800 shares acquired between August and December 1998 for €1,016 thousand, and (iii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 423,740 shares of treasury stock have been acquired to cover outstanding stock options (see Note 15-5).

16-5 Stock-option plans

As of December 31, 2008, EDAP TMS S.A. sponsored five stock purchase and subscription option plans:

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

On October 29, 1998, the Board of Directors granted 327,000 options to French employees meeting certain tenure criteria. The exercise price was fixed at €3.81 per Share for 152,000 options and €1.83 per Share for 175,000 options; both exercise prices were not less than the average stock market price of the Shares over the 20 business days preceding the date of grant and also exceeded the market price of the Shares on the date of grant. The options were to begin vesting two years after the date of grant and were fully vested as of January 1, 2002 (i.e., four years and two months after the date of grant). Shares acquired pursuant to the options cannot be sold prior to five years from the date of grant. The options expired on December 31, 2008 (i.e., ten years and two months after the date of grant) or when employment with the Company ceases, whichever occurs earlier. As noted above, on October 29, 1998, the Board of Directors amended the terms of 124,125 of the options granted in 1997 to conform to the terms of the 1998 stock option plan.

Conforming to the 1998 stock option plan, on January 4, 1999, the Board of Directors granted 24,000 options to French employees meeting certain tenure criteria. The exercise price was fixed at €3.81 per Share for 11,000 options and €1.83 per Share for 13,000 options. The options were to begin vesting two years after the date of grant and were fully vested as of January 1, 2002 (i.e., three years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to five years from the date of grant. The options expired on December 31, 2008 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. On March 15, 1999, the Board of Directors granted 60,000 options to certain employees of the Company; 40,000 options were granted with an exercise price of €3.81 and 20,000 options at an exercise price of €2.74. Exercise prices corresponding to options granted on these two dates were not less than the average stock market price of the Shares over the 20 business days preceding the date of grant. Among these options granted on March 15, 1999: 50,000 were to begin vesting two years after the date of grant and were fully vested as of June 1, 2002 (i.e. three years and two and half months after the date of grant); Shares acquired pursuant to the options cannot be sold prior to five years from the date of grant; 40,000 options expire on March 31, 2009 (i.e. ten years after the date of grant) and 10,000 options expire on December 31, 2009 (i.e. ten years and nine months after the date of grant) or when employment with the Company ceases, whichever occurs earlier. For the remaining 10,000 options, granted on March 15, 1999, 50% of the options are exercisable as of the date of grant and the right to exercise the remaining 50% of the options vested at the rate of 25% each January 1 following the date of grant. The options expired on December 31, 2003 (i.e., four years and nine months after the date of grant).

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On March 30, 2005, 500,900 rights to subscribe to free shares were granted to by the Board of Directors, based on certain performances and criteria to be met for years 2005 and 2006. However, given the shift of business model, during 2005, from the sales of Ablatherm equipment towards the sales of treatment procedures (RPPs), the Board of Directors decided to modify the conditions and performance criteria to be met by employees, to reflect the new business model. Therefore, on January 6, 2006, the Board of Directors cancelled the Free Performance Share Plan approved on March 30, 2005 and set up a new Plan with performance criteria based on the new RPP business model for years 2006 and 2007, in accordance with the Performance Stock plan approved by the shareholders. On January 6, 2006, 564.100 rights to subscribe to new shares were distributed, including new entrants, subject to the achievement of certain milestones in the years 2006 and 2007. On July 3, 2006, 13,800 rights to subscribe to new shares were distributed to new entrants, subject to the achievement of certain milestones in the years 2006 and 2007. As of December 31, 2006, none of the milestones for the year 2006 have been reached. As of December 31, 2006, only 524,900 rights were still in force due to employees’ departure. This plan is accounted for in compliance with FASB 123-(R). On March 8, 2007, a revised business model was approved by the Board of Directors for years 2007 and 2008. On that date, 47,100 rights to subscribe to new shares were granted to new entrants, subject to the achievement of certain milestones based on the revised 2007-2008 business model. As of December 31, 2007 none of the milestones for the year 2007, fixed by the January 6, 2006 Board of Directors, have been reached, and only one milestone fixed by the March 8, 2007 Board of Directors, has been reached, thus triggering allocation of 7,065 new shares to some employees. As per the Performance Stock Plan approved on March 8, 2007, these shares will only be issued on July 2009. As of December 31, 2007, 211,435 rights to subscribe to new shares, based on these fixed performance criteria for the year 2007 were then cancelled and these shares will then never be subscribed and issued. As of December 31, 2007, only 18,840 rights out of the 625,000 initially granted were still in force, based on 2008 milestones. As of December 31, 2008, only one milestone, out of four milestones fixed by the Board of Directors on March 8, 2007, was reached on 2008 performance goals, thus triggering the allocation of 4,710 new shares to some employees. A total of 11,775 new shares will then be issued in July 2009 conforming the March 8, 2007 plan. As of December 31, 2008, no more right to subscribe to new shares were valid.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares and up to 105,328 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the 105,328 Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2007 Operating Income was €156 thousand. The impact on 2008 operating income, in accordance with FAS123(R) was €661 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2008, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2008		2007		2006
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	781,625	3.51	502,162	2.49	593,262	2. 58
Granted			504,088	3,99
Exercised			(183,750)	2.03	(72,600)	3,20
Forfeited	(34,000)	3.59	(7,250)	2,60	(18,500)	2,60
Expired	(40,900)	3.37	(33,625)	3.81	-	-
Outstanding on December 31,	706,725	3.51	781,625	3.51	502,162	2.49
Exercisable on December 31,	342,929	3.00	234,787	2,63	405,162	2,73
Shares purchase options available for grant on December 31	105,328		105,328	-	0	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2008:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	485,088	8,8	3.99	121,292	3.99
2.60	162,000	5.2	2.60	162,000	2.60
2.08(1)	52,000	2.8	2.08	52,000	2.08
2.02(2)	6,425	3.5	2.02	6,425	2.02
1.83	1,212	1.0	1.83	1,212	1.83
1.83 to 3.99	706,725	4.2	3.51	342,929	3.00
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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

A summary of the status of the non-vested shares as of December 31, 2008, and changes during the year ended December, 2008, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)	Free shares	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2008	504,088	2.97	7,065	5.39
Granted			4,710	5.39
Vested	(121,272)	2.97
Forfeited	(19,000)	2.97
Non-vested at December 31, 2009	363,816	2.97	11,775	5.39

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

17—NET SALES

	Net sales consist of the following:
	2008	2007	2006

Sales of goods	12,547	11,752	10,849
Sales of RPPs & Leases	4,664	4,814	3,805
Sales of spare parts & services	5,645	5,647	5,520
Total net sales	22,856	22,213	20,174

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

18—OTHER REVENUES

Other revenues consists of the following:

	2008	2007	2006
Royalties	-	-	-
Grants and others	197	113	91
Total	197	113	91

In 2008, EDAP TMS France invoiced €58 thousand to China Medical Technologies for consulting services and received grants of €59 thousand from ANVAR a French government agency

In 2007, EDAP SA invoiced €43 thousand to China Medical Technologies for consulting services.

In 2006, EDAP SA received grants of €45 thousand from ANVAR a French government agency.

19—NON-RECURRING OPERATING EXPENSES

In 2008, there were no non-recurring expense.

In 2007, the Company recorded non-recurring expenses of €0.2 million including €0.5 million of employee termination expenses and €0.3 million of other income linked to the recovery of medical equipments from HealthTronics as part of the Termination Agreement.

In 2006, the Company recorded non-recurring expenses of €0.3 million including €0.2 million of employee termination expenses and €0.1 million of capital increase expenses.

20—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2008	2007	2006
Interest income	412	331	224
Interest expense	(1,413)	(378)	(71)
Depreciation of prepaid expenses on debt grant	(469)	(78)	−
Changes in fair value of the Convertible Debentures	3,465	(747)	−
Changes in fair value of the Investor Warrants	2,931	(498)	−
Changes in fair value of the Placement Agent Warrants	307	127	−
Total	5,232	(1,243)	153

The interest expense related to the payment of the 9% interest coupon on the convertible debentures amounted to €1,223 thousand and €218 thousand for the years ended December 31, 2008 and 2007, respectively.

21—OTHER INCOME (EXPENSE), NET

Other income (expense), consists of the following:

	2008	2007	2006
Other income (expense), net	(1)	16	(5)
Total	(1)	16	(5)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

22—INCOME TAXES

22-1 Loss before income taxes

Loss before income taxes is comprised of the following:	2008	2007	2006
France	3,183	(5,055)	(2,990)
EDAP Inc	(1,896)	(87)
Other countries	(181)	(429)	(385)
Total	1,105	(5,571)	(3,375)

22-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2008	2007	2006
Current income tax expense:
France	543	107	4
Other countries	(35)	(58)	(69)
Sub-total current income tax expense	508	49	(65)
Deferred income tax (expense) benefit:
France	(81)	21	72
Other countries	65	70	(63)
Sub-total deferred income tax (expense) benefit	(15)	91	9
Total	492	140	(56)

22-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2008	2007
Elimination of intercompany profit in inventory	102	139
Elimination of intercompany profit in fixed assets	355	203
Other items	736	548
Net operating loss carryforwards	9,310	7,799
Total deferred tax assets	10,503	8,689
Capital leases treated as operating leases for tax	(11)	(35)
Other items	(120)	(161)
Total deferred tax liabilities	(130)	(196)
Net deferred tax assets	10,372	8,493
Valuation allowance for deferred tax assets	(10,050)	(8,248)
Deferred tax assets (liabilities), net of allowance	322	245

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Net operating loss carryforwards of €3,818 thousand, €2,644 thousand, €1,071 thousand, €146 thousand, €51 thousand and €19,492 thousand as of December 31, 2008 are available at EDAP Technomed Inc., EDAP-TMS France S.A.S., Edap Technomed Co Ltd Japan, Edap Technomed Sdn Bhd Malaysia, EDAP TMS GmbH and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €9,310 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2008, €8,873 thousand out of these €9,310 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2011 through 2015. In accordance with SFAS No. 109, a valuation allowance is recorded as realization of those amounts are not considered probable.

Deferred taxes have not been provided on the undistributed earnings of domestic subsidiaries as these earnings, with the exception of the earnings of EDAP-TMS France SAS, which benefited from the tax exemption, can be distributed tax-free to EDAP TMS S.A. The tax-exempted earnings of EDAP-TMS France SAS would normally be taxable if distributed to EDAP TMS S.A. via dividends. However, no taxes will be due if the Company first incorporates these earnings into statutory capital and then makes a distribution via a statutory capital reduction (redemption). As the Company intends on implementing this tax planning opportunity in the event a distribution were to be made, no deferred taxes have been provided on these earnings.

22-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2008	2007	2006
French statutory rate	33.8%	33.8%	33.8%
Research and development tax credit	(49.2%)	2.0%	1.4%
Income of foreign subsidiaries taxed at different tax rates	(3.9%)	0.5%	1.3%
Effect of net operating loss carryforwards and valuation allowances	123.8%	(19.1%)	(27.6%)
Non taxable debt fair value variation	(205.3%)	(6.8%)
Non deductible entertainment expenses	3.1%	(0.9%)	(1.4%)
Other	53.1%	(7.0%)	(9.1%)
Effective tax rate	(44.6%)	2.5%	(1.6%)

22-5 Uncertainty in Income Taxes

Through the adoption of FIN No 48, the Company reviewed the tax positions of each subsidiary. On December 31, 2008 there is no uncertainty in the Company’s tax positions. As a result, there is no effect on the retained earnings

Unrecognized tax benefits
Balance as of January 1st, 2008	-
Impact of tax positions taken during a prior period	-
Impact of tax positions taken during the current period	-
Impact of settlements with taxing authorities	-
Impact of a lapse of the applicable statute of limitations	-
Balance as of December 31st, 2008	-

In 2008, the Company did not record any interest and penalties. In case of interest and penalties, they would be recognized as non-recurring operating expenses. The tax years that remain subject to examination by major tax jurisdictions are 2006, 2007 and 2008.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

23—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2008, 2007 and 2006 is as follows:

	For the year ended Dec. 31, 2008			For the year ended Dec. 31, 2007			For the year ended Dec. 31, 2006
	Income in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount
Basic EPS
Income (loss) available to
common Shareholders	1,597,189	9,582,593	0.17	(5, 430,460)	9,200,757	(0.59)	(3,430,985)	8,817,007	(0.39)
Effect of dilutive securities:
Stock options only in the money		75,702			516,730			740,526
Diluted EPS
Income (Loss) available to
common shareholders,
including assumed
Conversions	1,597,189	9,658,295	0.17	(5,430,460)	9,717,487	(0.59)	(3,430,985)	9,557,533	(0.39)

24—COMMITMENTS AND CONTINGENCIES

24-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12-2.

The Company also has commitments regarding its convertible debentures and warrants. Under the terms of the registration rights agreement the Company entered into in connection with the October 2007 private placement, the Company agreed to secure the registration of a portion of the securities deliverable upon conversion of the debentures and in payment of interest under the debentures by certain dates, and the Company agreed to secure the registration of the remaining securities deliverable on conversion of the debentures and all of the securities deliverable upon exercise of the warrants by certain dates, with penalties, including payment of liquidated damages in case of a default of these commitments. Also, the Company committed to a certain number of covenants regarding its convertible debentures and warrants, and any event of default on these covenants could require the early repayment of the debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquidated damages due in respect of the defaulted debentures.

24-2 Litigation

As of the date of these financial statements, the Company is not involved in any material legal proceedings.

In 2000, a patient made a product liability claim against the Company in the United States, alleging that he was injured in the course of a Prostatron procedure. In connection with the sale of the Prostatron business in October 2000, the Company agreed to retain liability for this claim. In February 2008, we reached a settlement for this claim with the cost of $15,000 which was fully covered by our Product Liability Insurance.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

24-3 Contingencies

The Company currently has contingencies relating to warranties provided to customers for products as described in Note 1-13 and Note 11.

25—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of SFAS No. 107 ‘‘Disclosure about fair value of financial instruments.’’ The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company’s financial instruments are compared below to the recorded amounts at December 31, 2008 and 2007.

	December 31,		December 31,
	2008 Recorded Value	2008 Estimated Fair Value	2007 Recorded Value	2007 Estimated Fair Value
Assets:
Cash and cash equivalents	13,827	13,827	17,523	17,523
Trade accounts and notes receivable, net	14,611	14,611	10,877	10,877
Short term investment	1,143	1,143	1,089	1,089
Liabilities:
Short-term borrowings	1,753	1,753	1,593	1,593
Trade accounts payable	5,065	5,065	5,067	5,067
Notes payable	981	981	595	595
Convertible Debentures and other Long Term Debt	9,053	9,053	11,691	11,691
Investor Warrants	392	392	3,141	3,141
Placement Agent Warrants	55	55	343	343

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €0.8 million and €0.7 million, for the years ended December 31, 2008, and 2007, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2008 and 2007, the Company did not generate significant revenue with a single customer.

27—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2008, there were no outstanding hedging instruments.

28—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2008, 2007 and 2006 and the key balance sheet figures, by segment, for fiscal years 2008, 2007 and 2006.

As from the first quarter of 2007, the Company elected to report its segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. The Company has reclassified its 2006 results using this method for comparative purposes with its 2007 results.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, and goodwill are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2008	2007	2006
Segment operating loss	(4,703)	(4,089)	(3,094)
Financial income, net	5,232	(1,243)	153
Foreign Currency exchange (losses) gains, net	577	(254)	(430)
Other income, net	(1)	16	(5)
Income tax (expense) credit	492	140	(56)
Consolidated net loss	1,597	(5,430)	(3,431)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by business unit is presented below for years ending December 31, 2008, 2007 and 2006:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2008
External sales of medical devices	2,687	7,532			10,219
External sales of spares parts,
Supplies & services	6,373	6,264			12,637
Total sales	9,060	13,796			22,856
Warrants granted
Total net sales	9,060	13,796			22,856
External other revenues	138	59			197
Total revenues	9,198	13,855			23,053
Total COS	(3,794)	(10,161)			(13,955)
Gross margin	5,405	3,694			9,099
R&D	(1,082)	(1,115)		(2,058)	(4,255)
Selling expenses	(2,960)	(2,724)			(5,684)
G&A	(887)	(841)	(2,036)	(97)	(3,862)
Non recurring operating expenses
Total expenses	(4,930)	(4,680)	(2,036)	(2,156)	(13,802)
Operating income (loss)	475	(986)	(2,036)	(2,156)	(4,703)
Total Assets	10,690	20,000	1,746	11,429	43,863
Capital expenditures	673	327	128		1,128
Long-lived assets	3,048	3,371	171	157	6,747
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2007
External sales of medical devices	2,661	6,496			9,157
External sales of spares parts,
Supplies & services	6,610	6,447			13,057
Total sales	9,271	12,943			22,213
Warrants granted
Total net sales	9,271	12,943			22,213
External other revenues	60	53			113
Total revenues	9,331	12,996			22,327
Total COS	(3,940)	(9,208)			(13,148)
Gross margin	5,391	3,788			9,179
R&D	(1,216)	(1,060)		(918)	(3,194)
Selling expenses	(2,986)	(2,408)		(81)	(5,476)
G&A	(985)	(944)	(1,786)	(659)	(4,374)
Non recurring operating expenses		(7)	(512)	295	(224)
Total expenses	(5,187)	(4,419)	(2,298)	(1,363)	(13,267)
Operating income (loss)	204	(631)	(2,298)	(1,363)	(4,089)
Total Assets	9,876	18,578	3,696	12,851	45,003
Capital expenditures	1,109	1,354	44		2,507
Long-lived assets	3,029	4,059	82	217	7,387
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2006
External sales of medical devices	2,611	5,998			8,608
External sales of spares parts,
Supplies & services	4,989	6,576			11,566
Total sales	7,600	12,574			20,174
Warrants granted
Total net sales	7,600	12,574			20,174
External other revenues	65	26			91
Total revenues	7,666	12,599			20,265
Total COS	(3,169)	(8,776)			(11,946)
Gross margin	4,497	3,822			8,319
R&D	(1,423)	(1,019)			(2,442)
Selling expenses	(2,475)	(2,146)			(4,621)
G&A	(696)	(1,748)	(1,638)		(4,083)
Non recurring operating expenses			(267)		(267)
Total expenses	(4,595)	(4,913)	(1,905)		(11,413)
Operating income (loss)	(98)	(1,091)	(1,905)		(3,094)
Total Assets	12,544	16,816	3,112		32,473
Capital expenditures	1,050	515			1,565
Long-lived assets	2,384	3,650	46		6,080
Goodwill	645	1,767			2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

29—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow-moving inventory
Restated balance as of January 1, 2006	663	874
Charges to costs and expenses	86	388
Deductions: write-off provided in prior periods	(68)	(334)
Restated balance as of December 31, 2006	681	928
Charges to costs and expenses	131	288
Deductions: write-off provided in prior periods	(77)	(195)
Restated balance as of December 31, 2007	735	1021
Charges to costs and expenses	72	391
Deductions: write-off provided in prior periods	(15)	-
Restated balance as of December 31, 2008	792	1,412

30—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:
	2008	2007	2006
Income taxes paid (refunds received)	74	142	204
Interest paid	382	291	22
Interest received	273	284	150

Non-cash transactions:	2008	2007	2006
Capital lease obligations incurred	2,019	1,557	1,132

31—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable under this contract were €61 thousand, €71 thousand and €61 thousand for 2008, 2007 and 2006 respectively. Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases amounted to €539 thousand, €558 thousand and €588 thousand in 2008, 2007 and 2006 respectively. As of December 31, 2008, receivables amounted to €384 thousand and payables to €31 thousand. As of December 31, 2007, receivables from Dae You amounted to €52 thousand and our payables to them amounted to €28 thousand.

The Company purchases certain technological elements from Siemens AG, an affiliate of its shareholder, Siemens France Holding. Total purchases amounted to €212 thousand in 2008, €183 thousand in 2007 and €444 thousand in 2006. As of December 31, 2008, payables due to Siemens AG amounted to €10 thousand and as of December 31, 2007, payables due to Siemens AG amounted to €1 thousand.

