Form 20-F
period 2009-12-31
EDAP TMS SA
filed 2010-03-31
CIK 1041934

As filed with the Securities and Exchange Commission on March 31, 2010
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

0-29374
(Commission file number)

EDAP TMS S.A.
(Exact name of registrant as specified in its charter)

France
(Jurisdiction of incorporation or organization)

Parc d’Activites la Poudrette-Lamartine
4/6, rue du Dauphiné
69120 Vaulx-en-Velin, France
(Address of principal executive offices)

Mrs. Blandine Confort
Tel. +33 4 72 15 31 50, E-mail: bconfort@edap-tms.com
(Name, Telephone, E-mail of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing One Ordinary Share	NASDAQ Global Market
Ordinary Shares, nominal value €0.13 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009: 10,909,833 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No ___X ___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No ___X ___

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X ___	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer _______	Accelerated filer _______	Non-accelerated filer ___X ___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   X   International Financial Reporting Standards as issued by the International Accounting Standards BoardOther

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 _______  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No ___X ___

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

The following are registered trademarks of the Company in the United States: EDAP TMS & associated logo, EDAP, Technomed, Ablatherm, Ablasonic, Ablapak, Praktis, Sonolith, Sonolith I-sys, Robotic HIFU, @-Registry. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the US Security Act of 1933 or Section 21E of the US Exchange Act of 1934, usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation:

-	the effects of intense competition in the markets in which we operate;
-	the uncertainty of market acceptance for our HIFU devices;
-	the clinical status of our HIFU devices;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	the uncertainty in the US FDA approval process, mostly changes in FDA recommendations and guidance,
-	dependence on our strategic suppliers;
-	any event or other occurrence that would interrupt operations at our primary production facility,
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices;
-	risks associated to the current uncertain worldwide economic and financial environment;
-	risks associated with the October 2007 private placement;
-	risks relating to ownership of our securities; and
-	changes in the fair value of the debentures and warrants issued in the October 2007 private placement.

You should also consider the information contained in Item 3, ‘‘Key Information—Risk Factors’’ and Item 5, ‘‘Operating and Financial Review and Prospects,’’ as well as the information contained in our periodic filings with the Securities and Exchange Commission (including our reports on Form 6-K) for further discussion of the risks and uncertainties that may cause such differences to occur. Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated.  This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2007, 2008 and 2009 and the selected income statement data for the years ended December 31, 2007, 2008 and 2009 set forth below have been derived from our consolidated financial statements included in this annual report. The selected balance sheet data as of December 31, 2005 and 2006 and the selected income statement data for the year ended December 31, 2005 and 2006 have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2005	2006	2007	2008	2009

INCOME STATEMENT DATA
Total revenues	20,810	20,265	22,327	23,053	24,885
Total net sales	20,717	20,174	22,213	22,856	24,839
Gross profit	8,497	8,319	9,179	9,099	10,672
Operating expenses	(9,756)	(11,365)	(13,158)	(13,258)	(13,874)
Loss from operations	(1,259)	(3,047)	(3,979)	(4,159)	(3,202)
Income (loss) before income taxes	(897)	(3,328)	(5,461)	1,648	(7,694)
Income tax (expense) benefit	(168)	(103)	30	(51)	(72)
Net income (loss)	(1,065)	(3,431)	(5,430)	1,597	(7,766)
Basic earnings (loss) per share	(0.14)	(0.39)	(0.59)	0.17	(0.74)
Diluted earnings (loss) per share	(0.14)	(0.39)	(0.59)	0.17	(0.74)
Dividends per share(1)	—	—	—
Basic weighted average shares outstanding	7,782,731	8,817,007	9,200,757	9,582,593	10,510,305
Diluted weighted average shares outstanding	7,782,731	8,817,007	9,200,757	9,658,295	10,567,563

BALANCE SHEET DATA
Total current assets	22,777	26,393	36,124	35,786	33,248
Property and equipment, net	3,130	3,211	4,179	3,763	3,288
Total current liabilities	9,874	10,926	12,884	14,457	15,175
Total assets	28,796	32,473	45,003	43,863	40,378
Long-term debt, less current portion	55	58	15,174	9,500	10,138
Total shareholders’ equity	17,372	19,300	14,499	17,191	12,579

(1)
No dividends were paid with respect to fiscal years 2005 through 2008 and subject to approval of the annual shareholders’ meeting to be held in June 2009, the Company does not anticipate paying any dividend with respect to fiscal year 2009. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

Note: Certain prior years amounts have been reclassified to conform to the current year’s presentation (See Item 5, “Operating Results—Research and Development, Patents and Licenses.’

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

The following table sets forth, for each of the years indicated, the high, low, average and year-end Noon Buying Rates expressed in euro per $1.00. The rate is derived from the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’).

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€
2005	0.86	0.74	0.81	0.84
2006	0.84	0.75	0.79	0.76
2007	0.78	0.67	0.73	0.68
2008	0.80	0.62	0.68	0.72
2009	0.80	0.66	0.72	0.70

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

                The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	End of Month	High	Low	Average
	€	€	€	€
2009
September	0.68	0.70	0.68	0.69
October	0.68	0.69	0.67	0.67
November	0.67	0.68	0.66	0.67
December	0.70	0.70	0.66	0.69
2010
January	0.72	0.72	0.69	0.70
February	0.73	0.74	0.72	0.73
March, through March 19, 2010	0.74	0.74	0.73	0.73

On March 19, 2010, the Noon Buying Rate was U.S.$1.00 = €0.74.

RISK FACTORS

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may cause actual financial, business, research or operating results to differ materially from expectations disclosed in this annual report. See also factors disclosed under “Cautionary statement on forward-looking information”.

Risks Relating to Our Business
Our future revenue growth and income depends, among other things, on the success of our HIFU technology.

We depend on the success of our High Intensity Focused Ultrasound (“HIFU”) technology for future revenue growth and net income. Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in its commercialization phase in the European Union, Canada and other countries. However, the Ablatherm is not approved for commercial distribution in the United States. In December 2001, our request for an additional Investigational Device Exemption (“IDE”) from the U.S. Food and Drug Administration (“FDA”) to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. After redesigning the clinical protocol, we resumed and plan to complete the clinical trials in order to obtain FDA approval of the Ablatherm using the $17.4 million net proceeds of the October 2007 private placement. While we expect these funds to be sufficient to enable us to fund the clinical trials in their entirety, we cannot guarantee that the proceeds will in fact be enough to do so. We can also not guarantee that the FDA will accept the changes to the protocol that we may submit, based upon December 11, 2009 panel recommendations and our ongoing discussions with the FDA. Finally, we cannot guarantee the successful completion of clinical trials nor can we guarantee that the FDA will grant approval to market a device even if clinical trials are conclusive and/or are successfully completed. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—High Intensity Focused Ultrasound (“HIFU”) Division—HIFU Division Clinical and Regulatory Status.”

Our clinical trials for products using HIFU technology may not be successful.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials, and there can be no assurance that our clinical trials will demonstrate that our products are safe, effective, and marketable. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Discussions with regulatory authorities to improve our clinical protocol may prove difficult and lengthy. We may face difficulties in recruiting patients in our study, hence hindering our progress and timing towards approval. We, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies such as the FDA may even refuse to grant exemptions to pursue clinical trials. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2009, 2008 and 2007, moreover, our operating cash flow was negative due to the cash requirements of operating activities, which we financed using cash and cash equivalents on hand. In addition, our 2009, 2008 and 2007 operating cash flow was negative due to the cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure model, and, in 2007, due to the sponsoring of the pre-market approval (‘‘PMA’’) trials for the FDA’s approval of our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States. Since we anticipate relying principally on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a revenue-per-procedure basis), since each of these activities generates smaller immediate revenues than device sales, and by the implementation of our US clinical trials to seek the FDA’s approval. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. In 2006, we raised new equity funds via a $7.5 million private placement of ordinary shares in the form of ADSs, aimed at financing our new marketing and sales campaign to promote and develop the Revenue-Per-Procedure business. Our future cash flow will be affected by the increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services. In October 2007, we raised a $20 million in a private placement of Convertible Debentures , aimed at financing our pre-market approval trial process to seek the FDA’s approval on our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States (our Ablatherm device, considered as a Class III device by the FDA, must receive pre-market approval by the FDA to ensure its safety and effectiveness). Our future cash flow will be affected by the increased expenses to fund the trials, while there is no assurance that our cash flow will in fact be enough to do so or that clinical trials will be successful or that the FDA will grant approval to market our device even if the trials are successfully completed.

We have a history of operating losses and it is uncertain when and if we will reach profitability.

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. In 2007, we had negative operating income in our UDS division, reflecting the R&D and regulatory efforts in the UDS division to develop a new, high-range lithotripter, and in connection with our FDA PMA trials, reflecting the regulatory and clinical efforts to resume and conduct our Ablatherm-HIFU PMA trials. Total costs were equal to total revenues for our HIFU division in 2007, due to the increase in revenues and margin on HIFU equipment and RPP treatment sales. In 2008, we again had negative operating income in our UDS division, reflecting sharp price competition in this business together with non-optimal manufacturing costs on our newly developed Sonolith I-sys product range. In 2009, we had positive operating income in both HIFU and UDS divisions which however were not sufficient to offset the cost of the Ablatherm-HIFU FDA PMA trials and the cost of our corporate activities thus resulting in a consolidated operating loss. We cannot assure investors that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market our devices, in particular the Ablatherm, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies working with HIFU technology for the minimally invasive treatment of tumors, include Focus Surgery, Inc. (‘‘Focus Surgery’’), which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, Inc., USHIFU and UKHIFU are also involved in marketing and distribution of the Sonablate. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical Inc. has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various types of cancers, signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system. In some cases, we also form cooperative arrangements with other companies. For example, on April 25, 2007, we signed an exclusive distribution agreement with China Medical Technologies (“Chinamed”), a Chinese company, to distribute their HIFU devices in the European Union and Russia once their devices are approved for use in those jurisdictions. Prior to this agreement, Chinamed had been developing HIFU products for various types of cancer tumors, but only marketing its HIFU products in China. In September 21, 2007, we entered into a Consulting Agreement with Chinamed, now Haifuning HIFU Technology (Bejing) Co. Ltd (“Haifuning”) pursuant to which we will assist them in obtaining market approvals in Europe for their HIFU products. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA in the United States. In particular, our Ablatherm device is under clinical trials in the US and, following the December 11, 2009 panel experts recommendations and our ongoing discussions with the FDA, we are currently reviewing all options to optimize our trial strategy in view of obtaining FDA approval. However, we may not be able to follow the FDA recommendations with regards to our prospective study and its cryoablation comparative arm and to conduct our trials within the timeframe and budget we initially expected. Moreover, regulatory approval to market a product, if granted, may include limitations on the indicated uses for which it may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products.

Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, ‘‘Information on the Company—Government Regulation’’ and “High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.”

Additional statutes or regulations that affect our business could also be adopted and could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

The success of our products depends on whether procedures performed by those products are eligible for reimbursement which depends on the decisions of national health authorities and third-party payers.

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers in the United States and elsewhere for procedures performed with our products. In the United States, we are dependent upon favorable decisions by the Centers for Medicare & Medicaid Services (‘‘CMS’’), formerly the Health Care Financing Administration (‘‘HCFA’’), for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, which could affect reimbursement for procedures performed using our devices. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek regulatory approval in each Member State. If we fail to establish reimbursement from healthcare payers or government and private healthcare payers’ policies change, it could have a material adverse effect on our business, financial condition and results of operations.

Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. In contrast, procedures performed with our Ablatherm device are not reimbursed in the European Union countries with the exception of Italy, Germany and the UK, where procedures are partially reimbursed by either public healthcare systems or private insurers. We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Our manufacturing operations are highly regulated and failure to comply with those regulations would harm our business.

Our manufacturing operations must comply with regulations established by regulatory agencies in the United States, the European Union and other countries, and in particular with the good manufacturing practices (‘‘GMP’’) mandated by the FDA and European Union standards for quality assurance and manufacturing process control. Since such standards may change, we may not, at all times, comply with all applicable standards and, therefore, will be unable to manufacture our products for commercial sale.  Our manufacturing facilities are subject to inspection by regulatory authorities at any time. If any inspection by the regulatory authorities reveals deficiencies in manufacturing, we could be required to take immediate remedial actions, suspend production or close the current and future production facilities, which would disrupt our manufacturing processes. Accordingly, failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

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

For certain components or services we depend on a single supplier who, due to  events beyond our control may fail to deliver sufficient supplies to us or increase the cost of items supplied, which would interrupt our production processes or negatively impact our results of operations.

We purchase the majority of the components used in our products from a number of suppliers, but rely on a single supplier for some key components. In addition, we rely on single suppliers for certain services. If the supply of certain components or services were interrupted for any reason, our manufacturing and marketing of the affected products would be delayed. These delays could be extensive, especially in situations where a component substitution would require regulatory approval. In addition, such suppliers could decide unilaterally to increase the price of supplied items and therefore cause additional charges for the Company. We expect to continue to depend upon our suppliers for the foreseeable future. Failure to obtain adequate supplies of components or services in a timely manner and at the agreed price could have a material adverse effect on our business, financial condition and results of operations.

Intellectual property rights are essential to protect our medical devices, and any dispute with respect to these rights could be costly and have an uncertain outcome.

  Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, the outcome of such claims may be highly uncertain. The medical device industry has been characterized by extensive patents and other intellectual property rights litigation. Our products, including our HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by our technical and management personnel. An adverse determination in any such litigation or proceeding to which we become a party could subject us to significant liability to third parties; require us to seek licenses from third parties and pay ongoing royalties; require us to redesign certain products; or subject us to injunctions preventing the manufacture, use or sale of the affected products. In addition to being costly, drawn-out litigation to defend or prosecute intellectual property rights could cause our customers or potential customers to defer or limit their purchase or use of our products until the litigation is resolved. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division—UDS Division Patents and Intellectual Property.’’

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

Our products are designed to be used in the treatment of severe affections and conditions. Despite the use of our products, patients may suffer personal injury or death, and we may, as a result, face significant product liability claims. We maintain separate product liability insurance policies for the United States and Canada and for the other markets in which we sell our products. Product liability insurance is expensive and there can be no assurance that it will continue to be available on commercially reasonable terms or at all. In addition, our insurance may not cover certain product liability claims or our liability for any claims may exceed our coverage limits. A product liability claim or series of claims brought against us with respect to uninsured liabilities or in excess of our insurance coverage, or any claim or product recall that results in significant cost to or adverse publicity against us could have a material adverse effect on our business, financial condition and results of operations.  Also, if any of our products prove to be defective, we may be required to recall or redesign the product.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2009, approximately 70% of our total operating expenses were denominated in euro, while approximately 31% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2009, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs.

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

The current economic and financial environment has affected the level of public and private spending in the healthcare sector generally. A cautious or negative business outlook may cause our customers to further delay or cancel investment in medical equipment, which would adversely affect our revenues.

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

In accordance with the terms of our debentures, we have the option to pay interest on the debentures in shares. The current economic and financial environment has adversely affected and may continue to affect our share price, thus we may be unable to make payment in shares without significantly diluting the interest of the existing shareholders.  If we are unable to issue shares on reasonable terms, we may need to make interest payments in cash, thus negatively affecting our working capital.

Further, the volatility in our share price due to the current economic and financial environment has had a direct impact on the valuation of the debentures and warrants issued in the October 2007 private placement, which in turn could have a material adverse impact on our financial conditions.  See “Risks Relating to the October 2007 Private Placement— Changes in the fair value of the debentures and warrants issued in the October 2007 private placement at each balance sheet date could have a significant impact on our financial condition and results of operations.”

If any of the above materializes, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the October 2007 Private Placement

If we fail to maintain the registration of our securities, we will be subject to substantial penalties.

Pursuant to the terms of the registration rights agreement we entered into in connection with the October 2007 private placement, we secured the registration of a portion of the securities deliverable upon conversion of the debentures and in payment of interest under the debentures as well as the securities deliverable upon exercise of the warrants. If we fail to maintain the effectiveness of any registration statement as required under the registration rights agreement, we are subject to significant penalties, including payment of liquidated damages. Failure to meet these obligations will cause us to incur substantial penalties in the form of liquidated damages and could, given the passage of time, lead to an event of default under the debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation and our ability to continue as a going concern.

If we are required for any reason to repay our outstanding debentures, we would be required to deplete our working capital or raise additional funds. Our failure to repay the debentures, if required, could result in legal action against us, which could require the sale of substantial assets.

The debentures are due and payable on October 30, 2012, unless sooner converted into ordinary shares. Any event of default could require the early repayment of the debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquidated damages due in respect of the defaulted debentures. If, prior to the maturity date, we are required to repay the debentures in full, we would be required to use our working capital and raise additional funds. If we were unable to repay the debentures when required, the debenture holders could commence legal action against us to recover the amounts due. Any such action would have a material adverse effect on our financial condition and results of operations.

The issuance of shares upon conversion of the debentures, exercise of outstanding warrants and payment of interests on the debentures will cause immediate and substantial dilution to our existing shareholders.

The issuance of ordinary shares upon conversion of the debentures and exercise of the warrants will result in substantial dilution to the interests of other shareholders since the selling shareholders may ultimately convert and sell the full amount issuable on conversion. Based on the conversion price of the debentures and the exercise price of the warrants at the closing of the October 2007 private placement, up to 4,913,102, including 188,965 shares issuable to our placement agent of our ordinary shares, are issuable upon conversion and exercise, representing approximately 53% of our issued and outstanding share capital. In addition, interest on the debentures is payable, under certain circumstances, in ordinary shares, under a formula which is tied to the trading price of our ADSs, and under which there is no upper limit of shares that may be required to be issued under our election to pay interest in ordinary shares. Although no single selling shareholder may convert its debentures and/or exercise its warrants if such conversion or exercise would cause it to own more than 4.99% of our outstanding ordinary, this restriction does not prevent each selling shareholder from converting and/or exercising a portion of its holdings, selling those Securities and then converting the rest of its holdings. In this way, each selling shareholder could sell more than this limit while never holding more than this limit.

Further, on February 26, 2009, our shareholders adopted a resolution authorizing the issuance of 3,000,000 new shares, representing 20% of our issued and outstanding share capital on a fully diluted basis. We planned to use these new shares exclusively to pay all of the interest payable under the debentures in shares.

Finally, on October 30, 2009, our shareholders adopted several resolutions allowing the Board of Directors to renegociate our indebtedness with the maximum flexibility while remaining within the limit of the dilution already authorized by shareholders in October 2007 and February 2009. Pursuant to the shareholders' authorization on November 16, 2009, and in conformity with these resolutions, the Board of Directors issued a Supplement to the current debentures  allowing debenture holders to convert their debentures earlier, with a lower exercise price and including the payment of an accelerated interest premium, payable in shares, within the authorized dilution limits. All other terms of the debentures remained unchanged. This Supplement was unanimously approved by the debenture holders on December 3, 2009, convened in a General Meeting (Masse). However, there can be no guarantee that all debenture holders will opt for the early conversion option available to them in the November 16, 2009 Supplement to the current debentures and the Company may not therefore ensure that the dilution resulting from the conversion of the bonds will be limited to the 12-month period provided for such option.

We may not be authorized to issue enough ordinary shares or be able to fulfill the conditions precedent to pay interest on the debentures in the form of ordinary shares, and if we fail to do so after we have notified the debenture holders of our intention do so, an event of default under the debentures could occur.

As noted above, interest on the debentures is payable, under certain circumstances, in ordinary shares, under a formula which is tied to the trading price of our ADSs. In order to pay interest in this manner, we need to notify our debenture holders at least 21 trading days prior to the relevant interest payment date and fulfil certain conditions during that notice period, up to and including the date interest is paid. Any such notice is irrevocable. Interest paid in ordinary shares is paid at the “interest conversion rate”, which is based on the trading price of our ADSs during the notice period, after our irrevocable notice has been given. In the event our share price were to fall during the notice period, we would have to deliver a higher number of shares than we may have originally planned at the time we gave the irrevocable notice. In the event the number of shares we are required to deliver exceeds the number of shares we are then authorized by our shareholders to issue, we may not be able to deliver all of the interest shares then due. Additionally, if, on the day we pay interest, we do not fulfill the relevant conditions, we are not permitted to pay interest in the form of ordinary shares. In the event we are not able to deliver shares for any reason, we will be subject to late fees and our debenture holders may decline to receive interest paid in cash. In the event they do not accept payment in cash, we would not be able to make a complete interest payment or any interest payment at all, which will result in an event of default under the debentures. An event of default with respect to the debentures would have a material adverse effect on our financial conditions and results of operations.

Our increased leverage as a result of the sale of the debentures and warrants in the October 2007 private placement may harm our financial condition and results of operations.

Our total consolidated long-term financial debt as of December 31, 2009 was €10.3 million and represented approximately 26% of our total assets, including the current portion of indebtedness of approximately €0.173 million as of that date. Our level of indebtedness could have important consequences on our future operations, including:

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

In addition, under the terms of the securities purchase agreement we entered into in the October 2007 private placement, for so long as the debentures are outstanding, we are required to offer the investors who purchased debentures and warrants in the October 2007 private placement the right to participate in certain types of financings we arrange in the future, up to 50% of the value of such financing. We must provide this opportunity unless the offering is an underwritten public offering or an “exempt issuance”. Exempt issuances include securities issued to our employees under plans, subject to certain volume limits, and  securities issued pursuant to strategic transactions with persons who are engaged in a business synergistic with ours. However, securities issued to persons who are not engaged in a synergistic business, such as a financial investor, are not exempt issuances.

The restrictions on the types of transactions we can engage in and the participation rights we may have to offer in future financings may result in discouraging third parties from engaging in these types of  transactions with us, even if such  transactions would be beneficial to us and our shareholders.

Changes in the fair value of the debentures and warrants issued in the October 2007 private placement at each balance sheet date could have a significant impact on our financial condition and results of operations.

We use various market parameters to evaluate the fair value of the Convertible Debentures and warrants issued in the October 2007 private placement at each balance sheet date which could have a significant impact on our financial condition and results of operation as a result of changes in these market parameters.  The following market parameters are most likely to change at each balance sheet date and the following paragraphs describe how hypothetical increases or decreases in those market parameters would have affected the US Dollar fair value of the debentures and warrants as of December 31, 2009:

-
stock volatility: as of December 31, 2009 and every other market parameter being equal, an increase in the stock volatility of 5 percentage points would have resulted in an increase of 2% in the fair value of the Convertible Debentures and warrants, and a decrease in the stock volatility of 5 percentage points would have resulted in a decrease of 2% in the fair value of the Convertible Debentures and warrants.

-
the stock value: as of December 31, 2009 and every other market parameter being equal, an increase in the stock value of 10% would have resulted in an increase of 3% in the fair value of the Convertible Debentures and warrants, and a decrease in the stock value of 10% would have resulted in a decrease of 4% in the fair value of the Convertible Debentures and warrants.

-
the risk free interest rate: as of December 31, 2009 and every other market parameter being equal, an increase in the risk free interest rate of 1 percentage point would have resulted in a decrease of 1% in the fair value of the Convertible Debentures and warrants, and a decrease in the risk free interest rate of 1 percentage point would have resulted in an increase of 1% in the fair value of the Convertible Debentures and warrants.

-
credit spread: as of December 31, 2009 and every other market parameter being equal, an increase in the credit spread of 1 percentage point would have resulted in a decrease of 1% in the fair value of the Convertible Debentures and warrants, and a decrease in the credit spread of 1 percentage point would have resulted in an increase of 2% in the fair value of the Convertible Debentures and warrants.

-
liquidity discount factor: as of December 31, 2009 and every other market parameter being equal, an increase in the liquidity discount factor of 5 percentage points would have resulted in a decrease of 2% in the fair value of the Convertible Debentures and warrants, and a decrease in the liquidity discount factor of 5 percentage points would have resulted in an increase of 2% in the fair value of the Convertible Debentures and warrants.

-
combined sensitivity to market parameters: as of December 31, 2009, a 5 percentage point increase in stock volatility together with a 10% increase in the stock value, a 1 percentage point decrease in the risk free interest rate, a 1 percentage point decrease in the credit spread and a 5 percentage point decrease in the liquidity discount factor would have resulted in an increase of 11% in the fair value of the debentures and warrants; conversely, a 5 percentage point decrease in the stock volatility together with a 10% decrease in the stock value, a 1 percentage point increase in the risk free interest rate, a 1 percentage point increase in the credit spread and a 5 percentage point increase in the liquidity discount factor would have resulted in a decrease of 9% in the fair value of the debentures and warrants.

Risks Relating to Ownership of Securities

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price.

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in December 2009 was 61,795, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2009 and December 31, 2008, was $ 5.95 and $5.12, and $ 0.96 and $1.05, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2008 was 9,138 as opposed to 61,795 for the same period of 2009. The price of our securities, and our ADSs in particular, may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

We may issue additional securities that may be dilutive to our existing shareholders.

As set forth above, on October 30, 2009, shareholders adopted resolutions allowing the Board of Directors to issue new shares when renegotiating our indebtedness, only within the maximum 9,000,000 additional share limit already authorized by the shareholders on May 22, 2007 and on February 26, 2009, such limit to be considered taking into account as of March 19, 2010, the conversions of debentures and payments of quarterly interests paid in shares, hence reducing the maximum number authorized to be issued to 6,787,698. The issuance of additional ordinary shares, including any additional ordinary shares issuable pursuant to the exercise of preferential subscription rights that may not be available to all of our shareholders, would reduce the proportionate ownership and voting power of then-existing shareholders.

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

We have not paid any dividend on our shares for the past four years and do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the October 2007 private placement, we agreed not to pay cash dividends on any of our equity securities. Thereafter, declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. See Item 8, “Financial Information—Dividends and Dividend Policy.”

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

Holders of ADSs have fewer rights than shareholders and must act through the Depositary to exercise those rights.

Holders of ADSs do not have the same rights as shareholders and accordingly, cannot exercise rights of shareholders against us. The Bank of New York, as Depositary (the “Depositary”), is the registered shareholder of the deposited shares underlying the ADSs, and therefore holders of ADSs will generally have to exercise the rights attached to those shares through the Depositary. We have used and will continue to use reasonable efforts to request that the Depositary notify the holders of ADSs of upcoming votes and ask for voting instructions from them.  If a holder fails to return a voting instruction card to the Depositary by the date established by it for receipt of such voting instructions, or if the Depositary receives an improperly completed or blank voting instruction card, or if the voting instructions included in the voting instruction card are illegible or unclear, then such holder will be deemed to have instructed the Depositary to vote its shares and the Depositary shall vote such shares in favour of any resolution proposed or approved by our Board of Directors and against any resolution not so proposed or approved.

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

For holders  of ADSs, the Depositary may make these rights or other distributions available to holders after we instruct it to do so and provide it with evidence that it is legal to do so. If we fail to do this and the Depositary determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders of ADSs will receive no value for them.

Item 4. Information on the Company

We develop and market the Ablatherm® device, an advanced choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option for localized prostate cancer with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option. It is also used for patients who failed a radiotherapy treatment. In addition, we are developing HIFU technology for the treatment of certain other types of tumors. We also produce and commercialize medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (“ESWL”).

History and Development of the Company

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a Société Anonyme organized under the laws of the Republic of France for 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. NATIXIS PRAMEX INTERNATIONAL Corp, 1251 Ave of the Americas – 34th floor, New York, NY 10020 – USA, is our new agent for service of process in the United States as from January 1, 2010, replacing Mr. Lee Sanderson.

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

On February 25, 2004, we finalized a distribution agreement (the “Distribution Agreement”), with a subsidiary of HealthTronics Surgical Services, Inc. ("HealthTronics"), under which HealthTronics agreed to distribute our lithotripters in the United States. Under the Distribution Agreement, 1,000,000 warrants were allocated to HealthTronics, which were to be exercised upon the completion of certain milestones linked to the grant of the Ablatherm pre-market approval and certain minimum sales of lithotripters in the United States. On December 29, 2005, we amended the Distribution Agreement after HealthTronics decided to focus all of its efforts on implementing Ablatherm clinical trials in the United States to gain FDA approval and to cease pursuing distribution of our lithotripters in the United States. In connection with this amendment, 200,000 warrants, of the 1,000,000 warrants that had been issued to HealthTronics, were cancelled since their exercise was directly linked to future purchases of our lithotripters.

On August 3, 2006, we closed a private placement of 961,676 ordinary shares in the form of ADSs, resulting in net proceeds of approximately $7.5 million. These funds were and are being used to fund additional marketing efforts to accelerate the adoption of Ablatherm-HIFU in key European markets.

On November 10, 2006, HealthTronics informed us that they intended to cease conducting clinical trials and pursuing the Ablatherm PMA approval from the FDA.

On April 3, 2007, we executed an Agreement and Release whereby HealthTronics agreed to transfer the Ablatherm FDA study to us. The Agreement and Release was amended on July 9, 2007. Under this Agreement and Release, HealthTronics agreed to pay us $600,000 under certain conditions linked to the registration of 200,000 shares it acquired under exercise of a portion of the 800,000 remaining warrants it had acquired pursuant to the Distribution Agreement. On September 29, 2009, HealthTronics’s commitment to pay us $600,000, related to the April 3, and July 9, 2007 Agreement and Release, was waived in compensation of a royalty-free, sublicense granted to us allowing us to use certain HealthTronics’s patents in the lithotripsy field.

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

In 2007, following the termination of the Distribution Agreement signed with HealthTronics, EDAP Technomed Inc, our Delaware registered fully owned subsidiary, regained the sponsorship of our Ablatherm IDE study and has pursued our clinical trials in the United States since then. Therefore, a portion of the proceeds resulting from our October 2007 private placement were transferred to EDAP Technomed Inc. to finance our US Ablatherm-HIFU clinical trials.

Effective January 1, 2008, to clarify and simplify our French organizational structure, we merged the two operational French entities EDAP SA and Technomed Medical Systems SA into a single entity named EDAP TMS France S.A. (formerly Technomed Medical Systems SA), which is wholly owned by  EDAP TMS SA, the holding company.

On August 24, 2009, one holder of Convertible Debentures elected to convert 2,892 debentures representing a total value of $2.892 million. Under the terms of the Convertible Debentures, the 2,892 debentures have been converted into 440,182 new shares, using the conversion price of $6.57.

On October 30, 2009, our shareholders adopted several resolutions allowing the Board of Directors to renegociate our indebtedness with the maximum flexibility while staying within the limit of the dilution already authorized by shareholders on October 30, 2007 and Februay 26, 2009. On November 16, 2009, pursuant to the shareholders’ authorization, the Board of Directors issued a Supplement to the current debentures  allowing bondholders to convert their  debentures earlier, with a lower exercise price and including the payment of an accelerated interest premium, payable in shares, within the already authorized dilution limits. This Supplement was unanimously approved on December 3, 2009 by the general meeting of bondholders.

On March 10, 2010, one holder of Convertible Debentures elected to convert 1,300 debentures, representing a total value of $1.3 million. Under the terms of the Convertible Debentures and the above Supplement, 286,132 new shares were issued. Following this conversion, our total aggregate amount of our outstanding Convertible Debentures was reduced to $15,808,000.

Business Overview & Strategy

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

Our activity is organized in two divisions: HIFU and UDS (including lithotripsy activities). Through these two divisions, we develop, produce and market minimally invasive medical devices, mainly for urological diseases. We believe that the creation of these two divisions has allowed us to expand our market share by optimizing worldwide distribution capabilities, all of which is coordinated through our subsidiaries.

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world.   Total net sales for the HIFU division (in net contributions to Group total sales) were €9.6 million, €9.1 million and €9.3 million for 2009, 2008, and 2007, respectively (all in Europe and the rest of the world, outside certain countries in Asia (including Japan) and the United States where our Ablatherm-HIFU device is not approved yet). Total revenues for the UDS division were

€15.2 million (including €6.8 million in Asia and €8.4 million in Europe and the rest of the world), €13.8 million (including €6.1 million in Asia and €7.7 million in Europe and the rest of the world) and €12.9 million (including €6.5 million in Asia and €6.4 million in Europe and the rest of the world), each for 2009, 2008, and 2007, respectively.

See Note 27 of the Notes to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5. “Operating and Financial Review and Prospects.”

High Intensity Focused Ultrasound (‘‘HIFU’’) Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. The HIFU division had total revenues of €9.6 million during the fiscal year ended December 31, 2009.

Our HIFU business is quite seasonal and generally linked to lengthly hospital decision and investment processes. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, South Korea, Canada, Australia, South Africa, New Zealand, the Philippines, Mexico, Brazil and Russia. Clinical trials in the United States are underway. The HIFU division had an installed base of 83 Ablatherm machines worldwide (with an additional eight used for clinical studies and other  research and training purposes) and  244 trained clinical sites were using this technology as of December 31, 2009.

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

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Treat Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division intends to achieve this through a direct sales network in key European countries and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program. In addition to that current operational basis, we are seeking FDA approval to enter the US market with our Ablatherm-HIFU device. For more information, see “HIFU Clinical and Regulatory Status”.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ The HIFU division maintained expenses at levels similar to 2008 on R&D projects in 2009 to develop HIFU applications beyond prostate cancer. The division is considering sustaining R&D spending in 2010 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the only commercial product of the company utilizing HIFU technology is the Ablatherm, an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, South Africa, New Zealand, the Philippines Taiwan, Mexico, Argentina, Brazil and Russia. Clinical trials are underway in the United States. The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire area has been treated, while controlling and imaging the treatment in real time due to its integrated imaging system. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is performed under general or spinal anesthesia.

HIFU Division Patents and Intellectual Property

As of December 31, 2009, the HIFU division’s patent portfolio contained 49 patents consisting of 19 in the United States, 22 in the European Union and Japan and eight in Israel and the rest of the world. They belong to 25 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2009, nine patents expired, seven in the United States, one in Israel and one in the European Union. During the same period one patent covering new transducer design for High Intensity Contact Ultrasound applications ("HICU") has been granted in the United States, and two patents have been granted in Japan. The former covers the coupling liquid of the Ablatherm disposable and the latter covers a specific transducer and probe design  dedicated to thyroid or others extracoporeal treatments.

Nine additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (6), the United States (2), and the rest of the world (1) are also under review. These patents relate to new transducer design for both HIFU and HICU technologies. Taking into consideration the Chinese research and industry involvement in therapeutic ultrasound applications and business, we currently intend to extend this patent portfolio to China.

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

Although we believe that our HIFU patents are valid and should be enforceable against third parties and that our patent applications should, if successfully pursued, result in the issuance of additional enforceable patents, there can be no assurance that any or all of these patents or patent applications will provide effective protection for the HIFU division’s proprietary rights in such technology. HIFU devices, as they are currently or may in the future be designed, may also be subject to claims of infringement of patents owned by third parties, which could result in an adverse effect on our ability to market HIFU systems. See Risk Factors – risks relating to Intellectual Property rights.

HIFU Division Clinical and Regulatory Status

Clinical and Regulatory Status in Europe

The HIFU division has conducted an extensive clinical trial for the Ablatherm in the European Union. This trial, the European Multicentric Study, involved a total of 652 patients suffering from localized prostate cancer and included six sites in France, Germany and The Netherlands. The primary goals of the trial were to assess the safety and effectiveness of the Ablatherm. The diagnosis of prostate cancer has two steps. The first step is the evaluation of the Prostate Specific Antigen (PSA), which although not specific to cancer tumors, measures the increase of cells’ activity inside the prostate. During the second step a sextant biopsy is performed inside the prostate to reveal the presence of a tumor. An interim analysis performed on the first 559 patients included 402 patients treated with the Ablatherm device as a first-line therapy. Of these patients, 81.4% had a normal PSA and 87.2% had negative biopsies at the last follow-up and were considered cancer free. The trials also included 157 patients who underwent an Ablatherm treatment as a salvage therapy after a previous failed therapy (hormonotherapy, radiation or prostatectomy). Of these patients, 80.7% and 67.9% had negative biopsies and normal PSA after treatment, respectively.

Based on these results, in May 1999 we obtained a CE Marking that allows us to market the Ablatherm in the European Union.

Clinical and Regulatory Status in France

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

In March 2004, French authorities approved a new treatment protocol concerning the treatment of patients who failed radiotherapy. We obtained CE Marking, which currently allows us to market this new Ablatherm treatment indication.

In 2005, a clinical trial was started in France to validate the efficacy and safety of Ablatherm as rescue treatment in patients after brachytherapy failure. Patients are still being enrolled.

In 2006, a clinical trial was launched to evaluate new Ablatherm treatment options allowing the treatment of larger prostates. This clinical study was completed in 2007 and a new software improving the device specifications was released at the end of 2007.

               In 2007, a new clinical trial using Ablatherm-HIFU and dedicated to the treatment of patients  with high risk disease who are not candidates for radical surgery because of their age and/or co-morbidities was started in France. The objective of this trial is to demonstrate the existence, in vivo, of the enhancement of HIFU treatment effect by a concomitant chemotherapy with docetaxel. This adjuvant should give a better control of the local cancer in this population of patients, and so, in term, obtain a better control of the cancer illness. Patient enrolment is still in progress.

Also in 2007, a clinical trial to evaluate the utility of contrast-enhanced ultrasound (CEUS) for the early diagnosis of local cancer recurrence after HIFU treatment was started in France. The preliminary results assessed that contrast-enhanced ultrasound is efficient in distinguishing residual viable prostate tissue from ablated tissue after HIFU prostate ablation. This study provides evidence that contrast echography can diagnose early cancer recurrences. This trial has been extended by an amendment allowing for 15 additional patients. Patient enrolment is still in progress.

In 2009 a new clinical trial was started in France to validate a new strategy of minimally invasive treatment of  prostatic adenocarcinomas localized in a single lobe with HIFU. This concept of partial treatment is proposed as an intermediate option between active surveillance and whole prostate treatment. Partial treatment for this trial is hemiablation of the prostate in which a single prostatic lobe is ablated using HIFU in patients with prostate cancer that has a low risk of recurrence and for which the imaging and biopsy assessments show a unilateral cancer. The goal of hemiablation is to reduce the complications associated with standard treatments, notably the risks of incontinence and impotence.

Clinical and Regulatory Status in the United States

In February 2004, we entered into the Distribution Agreement with HealthTronics. The terms of the distribution agreement granted HealthTronics the right to pursue market approval from the FDA for the Ablatherm. Under the terms of the Distribution Agreement, HealthTronics would be granted exclusive distribution rights for the Ablatherm in the United States.In November 2006, HealthTronics informed us that they intended to discontinue Ablatherm FDA trials.  On April 3, 2007, we executed an Agreement and Release whereby HealthTronics agreed to transfer the Ablatherm FDA study to us. See Item 4, “Information on the Company – History and Development of the Company.”

 On June 29, 2007, the FDA officially approved the transfer of the study to EDAP Technomed Inc. and the trials resumed as per the approved protocol. In October 2007, we completed a private placement raising net proceeds of $17.4 million allowing us to finance and conduct the US trials for the expected period of time.

In March 2009, facing patient enrollment issues on the cryoablation comparative arm of the U.S. ENLIGHT study, we met with the FDA to propose alternatives to the approved protocol and its prospective comparative study.

On December 11, 2009, a Gastroenterology and Urology Devices Panel of the Medical Devices Advisory Committee was convened by the FDA. The Panel clearly indicated that prospective data was recommended for endpoint evaluation of treatments for localized prostate cancer. As a result of the Panel’s discussion, we met with the FDA on January 28, 2010 to further address options and alternatives to move forward with our HIFU trial in the U.S. The FDA confirmed the Panel’s recommendation for a prospective study and reiterated the Panel’s concerns regarding the concept of patient randomization and the follow-up period.

Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that we may not be able to follow FDA recommendations or to conduct our trials in the timeframe we initially expected and within an acceptable budget. In this respect, we are currently evaluating all feasible options to optimize our US trial strategy accordingly. See Item 5, “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and Risk Factors - "We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time."

Clinical and Regulatory Status in Japan

In June 2000, the HIFU division applied for approval by the Japanese Ministry of Health for the Ablatherm to be marketed in Japan. We retrieved the application in 2005 to update it and review the process. We are still assessing the opportunity to file a new application. The process of requesting approval to market the Ablatherm in Japan might be long and may never result in the approval to market the Ablatherm in Japan. See Item 3, ‘‘Key Information—Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology.’’

 HIFU Clinical Data

As of December 31, 2009, our clinical Ablatherm-HIFU results has been published in 35 peer-reviewed renowned journals. The first clinical paper reporting long term results using Ablatherm HIFU was published in November 2007. The results of the study confirm the efficacy of HIFU in patients with localized prostate cancer.

We have set up an extensive worldwide database called "@-registry." This on-line database is designed to compile treatment information and follow-up data for patients who have undergone HIFU for prostate cancer. The goal of the @-Registry is to further demonstrate the safety, effectiveness and durability of Ablatherm HIFU. Information from the registry will be submitted to medical conferences for presentation and to peer-reviewed medical journals for publication.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 192,280, of which 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this US figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

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

Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, USHIFU and UKHIFU are also involved in the marketing and distribution of the Sonablate. Insightec, an Israeli company majority owned by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids. St. Jude Medical has developed a device using HIFU to treat atrial fibrillation. Haifu, a Chinese company developing HIFU products addressing various cancers, signed a development partnership agreement with Siemens Medical Solutions to offer a HIFU device coupled with IRM imaging system.

We have also entered into cooperative arrangements with other companies. On April 25, 2007, we signed an exclusive distribution agreement with Chinamed to distribute their HIFU devices in the European Union and Russia once their devices are approved for use in those jurisdictions. Prior to this agreement, Chinamed had been developing HIFU products for various types of cancer tumors, but only marketing its HIFU products in China. On September 21, 2007, we entered into a Consulting Agreement with Chinamed, now Haifuning, pursuant to which we will assist them in obtaining market approvals in Europe for their HIFU products. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’. See Risk Factors – risks relating to competition.

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

The HIFU division’s marketing efforts include the organization of information and training programs for urologists, mainly in key European countries where HIFU awareness is growing, comprehensive media and web programs to educate patients on the availability of HIFU technology to treat localized prostate cancer and strong participation in focused dedicated urological events. Our dedicated web site www.hifu-planet.com for patients and physicians is visited regularly.

Urology Devices and Services (‘‘UDS’’) Division

   The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €15.2 million to consolidated net sales during the fiscal year ended December 31, 2009.

  Our UDS business is quite seasonal and generally linked to lengthly hospital decision and  investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

 The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anaesthesia, and the resulting complications. The UDS division currently manufactures three models of lithotripters: the Sonolith Praktis, which is available for commercial distribution in the European Union, Japan, Canada and the United States, the Sonolith Vision, which is available for commercial distribution in the European Union, Japan and Canada and the Sonolith I-Sys, which is available in the European Union, Korea, Canada, United States, Japan and Australia. The newly designed fully integrated ESWL device: the Sonolith I-Sys is to gradually replace the Sonolith Vision when the Sonolith I-Sys is approved in the United States and Japan. The UDS division has sold  555 ESWL lithotripters worldwide to this date and actively maintained or otherwise served 405 installed lithotripters as of December 31, 2009.

In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services.. The UDS division through our Japanese and Italian subsidiaries also derives marginal revenues from the distribution of Prostatron parts and related services under the distribution agreement entered into with Urologix in October 2000.

UDS Division Business Strategy

The UDS division’s business strategy is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. To achieve this strategic goal, the UDS division intends to capitalize and expand on its expertise as the manufacturer of minimally invasive devices such as its ESWL lithotripters. Until December 31, 2007, the UDS division manufactured the Ablatherm and the disposable Ablapack on behalf of the HIFU division; the HIFU division now manufactures its own products as part of EDAP TMS France. The key elements of the UDS division’s strategy are:

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

Product	Procedure	Development Stage	Clinical and Regulatory Status

Sonolith Praktis compact lithotripter	Electroconductive treatment of urinary stones	Commercial Production	Approved for distribution: European Union United States Canada Russia South Korea Australia New Zealand

Sonolith Vision	Electroconductive treatment of urinary stones	Commercial Production	Approved for distribution: European Union Japan Canada South Korea Australia New Zealand

Product	Procedure	Development Stage	Clinical and Regulatory Status
(cont’d)

Sonolith I-Sys	Electroconductive treatment of urinary stones	Commercial Production	Approved for distribution: European Union South Korea Canada United States Japan Australia

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

UDS Division Patents and Intellectual Property

As of December 31, 2009, the UDS division’s patent portfolio contained eight patents consisting of two in the United States, three in the European Union and Japan and three in Israel and the rest of the world. They belong to six groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

During 2009, seven patents expired, two in the United States, one in Israel, three in the European Union and one in Japan. Three additional patents, one in the United States, one in the European Union and one  in Japan are also in the examination process. One patent is dedicated to the I-Sys lithotripter technology.

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

UDS Division Regulatory Status

The Sonolith Praktis is available for commercial distribution in the United States, Canada, the European Union, South Korea, Australia, New Zealand and Japan. The Sonolith Vision is available for commercial distribution in the European Union, Canada, South Korea, Australia, New Zealand and Japan. The Sonolith I-Sys is available in the European Union, South Korea, Canada, United States, Japan and Australia. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines, even though we discontinued the manufacture of these machines.

UDS Division Market Potential

We estimate that roughly 2% to 3% of the world population suffers from kidney or ureteric stones during their lifetime and that urinary calculi are responsible for 10% of urological hospital admissions worldwide. Although urinary calculi may be eliminated naturally by the body, natural elimination is frequently accompanied by considerable pain and very often by serious complications, such as obstruction and infection of the urinary tract.

Since its introduction in clinical practice nearly 30 years ago, ESWL has become the standard treatment for urinary calculi. ESWL consists of fragmenting calculi within the body using extracorporeal shockwaves without any surgery. We believe that the market for lithotripters includes both buyers looking for a sophisticated, higher-priced machine (generally hospitals and larger urology clinics) and buyers looking for simpler and less expensive machines (typically smaller clinics). We also believe that after a period of fast growth in the mid-1980s and early 1990s, the market for lithotripters is now mature and has become primarily a replacement and service and maintenance market.

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

UDS Division Sales and Distribution of Products

The UDS division markets, sells and services its products through our direct sales and service platform in France, Italy, Germany, United States, Japan, South Korea and Malaysia and markets its products through agents and third-party distributors in several other countries. See Item 4, “Information on the Company—History and Development of the Company.”

The UDS division’s customers are located worldwide and have historically been mainly public and private hospitals and urology clinics. We believe that the division’s customer base provides it with excellent access to the urological community and enables it to introduce new products and conduct trials under satisfactory conditions.

No single customer of the UDS division represents a significant portion of the division’s installed base. The UDS division’s marketing efforts include the organization of training programs for urologists worldwide.

UDS Division Services and Distribution

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. The UDS division distributes products on behalf of Andromeda in Japan We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets covering most of the world.

 Manufacturing

        Our current operations consist of manufacturing medical products in our facility that is FDA-approved and certified under international standards ISO 9001 and ISO 13485. We believe that this facility can extend its outsourced services to provide device and disposable development and manufacturing services to a wide range of medical equipment development companies. Up until December 31, 2007, the HIFU division subcontracted the manufacturing of its HIFU devices and accessories, including disposables. Each division  now manufactures its own products through EDAP TMS France.

We manufacture the critical components for our devices and accessories (unless a subcontractor can manufacture the component more cost-effectively), perform final assembly and quality control processes and maintain our own set of production standards. We purchase the majority of the raw materials used in our products from a number of suppliers, but for several components of our products, rely on a single source. Furthermore, we conduct regular quality audits of suppliers’ manufacturing facilities. Our principal suppliers are located in France, Germany, Denmark, Korea and the United States. Management believes that the relationships with our suppliers are good.

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

Property and Equipment

We have one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 3,740 square meters and are leased to us under a renewable nine-year commercial lease agreement. We believe the terms of the lease reflect commercial practice and market rates. The manufacturing facility, and principal offices, which we utilize to manufacture and/or assemble all of our products, have ISO 9001 and ISO 13485 certifications. We are not aware of any environmental issues that could affect utilization of the facility.

In addition, we lease office and/or warehouse facilities in Kuala Lumpur (Malaysia), Rome (Italy), Flensburg (Germany), Framingham (USA), Moscow (Russia), Seoul (South Korea), Fukuoka, Osaka, Sapporo and Tokyo (Japan).

Organizational Structure

The following table sets forth the fully consolidated subsidiaries of the Company as of the date of this annual report:

Name of the Company	Jurisdiction of Establishment	Percentage Owned(1)

EDAP TMS France SAS	France	100%
EDAP Technomed Inc.	United States	100%
EDAP Technomed Co. Ltd	Japan	100%
EDAP Technomed Sdn Bhd	Malaysia	100%
EDAP Technomed Srl	Italy	100%
EDAP TMS GmbH	Germany	100%
(1)  Percentage of equity capital owned by EDAP TMS S.A. directly or indirectly through subsidiaries.

Government Regulation

Government regulation in our major markets, in particular the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. See Risk Factors – risks related to Government regulations.

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

Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the US Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors (or its representative GMED, in France) in the past few years.

 Regulation in the European Union

In the European Union, we have received the ISO 9001 (V:2000) and ISO 13485 (V:2003) certifications, showing that we comply with standards for quality assurance and manufacturing and design process control. In the European Union, our products are also subject to legislation implementing the European Union Council Directive 93/42/EEC concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval ‘‘CE Marking.’’ Except in limited circumstances, member states of the European Union may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of our products bear the CE Marking.

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

 Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labour and Welfare (‘the “MHLW’’) under the license "Marketing Authorization Holder". Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the Sonolith Praktis, the Sonolith Vision and the Prostatron are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2009, 2008 and 2007 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of  this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

The following discussion contains certain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘‘Cautionary Statement on Forward-Looking Information’’ at the beginning of this annual report.

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

We believe our more significant judgments and estimates used in the preparation of our consolidated financial statements are made in connection with the following critical accounting policies.

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

Leases and Sales and leaseback Transactions

In accordance with ASC 840 - Leases, we classify all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

We enter into sale and leaseback transactions from time to time. In accordance with ASC 840 - Leases, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

Convertible Debentures

On October 29, 2007, the Company raised $20 million in non-secured, Convertible Debentures with detachable warrants. At the inception date, the Company elected to measure the instrument and its embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the Convertible Debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the Convertible Debentures. See Item 3, “Key Information—Risk Factors—Changes in the fair value of the debentures and warrants issued in the October 2007 private placement of each balance sheet date could have a significant impact on our financial condition and results of operations”, Notes 14 and 20 to the consolidated financial statements for a detailed description of the fair value calculations and see Note 1-21 to our consolidated financial statements.

Warrants

As part of the October 2007 $20 million issuance of the Convertible Debentures, we issued warrants to both the investors in the Convertible Debentures and to the bank that assisted us as placement agent (the “Placement Agent”). In accordance with ASC 815, the warrants issued to the investors in the Convertible Debentures (the “Investor Warrants”) and the Placement Agent (the “Placement Agent Warrants”) are classified as a liability because the Company may be required to settle them on a net cash basis upon the occurrence of certain events outside the control of the Company. We accounted for the Investor Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) at each balance sheet date. We use a binomial pricing model to determine the fair value of the Investor Warrants: the binomial model was developed to capture the specific nature of this instrument, and in particular the possibility that the holder may exercise the call option at any time from the inception date. The application of the model to the warrants requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants, our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the Investor Warrants and the Placement Agent Warrants. See Item 3, “Key Information—Risk Factors—Changes in the fair value of the debentures and warrants issued in the October 2007 private placement of each balance sheet date could have a significant impact on our financial condition and results of operations”, “— Convertible Debentures” above and Notes 14 and 20 to our consolidated financial statements.

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

Sales of goods have historically been comprised of net sales of medical devices (Prostatrons, ESWL lithotripters and Ablatherms) and net sales of disposables (mostly Ablapaks in the HIFU division and electrodes in the UDS division). The sale price of our medical devices is subject to variation based on a number of factors, including market competitive environment, warranties and payment terms. Consequently, a particular sale of a medical device may, depending on its terms, result in significant fluctuations in the average unit sale price of the product for a given period, which may not be indicative of a market trend.

Sales of RPP (Revenue-Per-Procedure) and leases include the revenues from the sale of Ablatherm treatment procedures and from the leasing of Ablatherm machines. We provide Ablatherms to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and pay us on the basis of the number of individual treatments provided. With this business model, the hospital or clinic does not make an initial investment until the increase in patient demand justifies the purchase of an Ablatherm. As a consequence, we are able to make Ablatherm treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, although more predictable stream of revenue and, if successful, should lead to more purchases of Ablatherms by hospitals and clinics in the long term.  This activity has already increased significantly in the past years and now accounts for approximately half of the net sales of the HIFU division.

Sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of Prostatrons, ESWL lithotripters and Ablatherms.

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 27% of our total consolidated revenue in 2009. Net sales of goods in Asia represented approximately 34% of such sales in 2009 and consisted primarily of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 38% of such sales in 2009 and related primarily to ESWL lithotripters, reflecting the fact that approximately 58% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve are located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2009, approximately 70% of our research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 31% of our sales were denominated in currencies other than euro (primarily the US Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11,

‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above amounted to €3.7 million, €3.7 million and €3.1 million in 2009, 2008 and 2007, respectively, representing approximately 14.7%,  16.1% and 13.8% of total revenues in 2009, 2008 and 2007, respectively. Consolidated research and development expenses included R&D government grants and tax credits of €0.5 million, €0.5 million and €0.1 million in 2009, 2008 and 2007, respectively – See Note 1-15 of the consolidated financial statements – Research and development costs. Excluding R&D government grants and tax credits, consolidated research and development expenses amounted to €4.1 million, €4.3 million and €3.2 million in 2009, 2008 and 2007, respectively, representing approximately 16.5%, 18.5% and 14.3% of total revenues in 2009, 2008 and 2007, respectively. Research and development costs in 2009 and 2008 were primarily related to clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer (the cost of which represented 7% of total revenues in 2009). Beginning in 2010, management expects the budget for research and development expenses in Europe (excluding the conduct of FDA clinical trials in the United States) to level off at approximately 10% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on getting regulatory approvals and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €6.4 million in 2009, €5.7 million in 2008 and €5.5 million in 2007. Selling and marketing expenses included allowances for doubtful accounts of €0.3 million in 2009, and included no allowance for doubtful accounts in 2008 and 2007. The €0.7 million or 12.6% increase in selling and marketing expenses from 2008 to 2009 was primarily due to the €0.3 million allowance for doubtful accounts in 2009 and to the €0.4 million increase in expenses to support sales efforts primarily in Europe and Japan. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm-HIFU technology’s status as a standard of care for prostate cancer in Europe.

In 2009 and 2008, we did not record any non-recurring operating expense. In 2007, we recorded €0.2 million of non-recurring operating expenses, net, including €0.5 million of employee termination expenses and a €0.3 million non-recurring profit with the return of the lithotripsy and HIFU devices from HealthTronics as part of the termination of the Distribution Agreement.

Over the past several years, we have experienced declining sale prices in the market for ESWL lithotripters. In 2009 and 2008, however, our ESWL sales had a significant increase as a result of the success of our Sonolith Isys device launched in 2007, and a sustained commercial effort in both the European and Asian markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with high equipment penetration rates driving down demand and increasing price competition. As a result of these factors, we expect unit sale prices for ESWL lithotripters worldwide to continue to decline and total market volumes to remain stable at current levels in the foreseeable future.

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

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 27 to the Financial Statements.

(in millions of euros)	2009(1)	2008(1)

Total revenues	24.9	23.1
Total net sales	24.8	22.9
Of which HIFU	9.6	9.1
Of which UDS	15.2	13.8
Total cost of sales	(14.2)	(14.0)
Gross profit	10.7	9.1
Gross profit as a percentage of total net sales	43.0%	39.8%
Operating expenses before FDA PMA	(11.7)	(11.1)
FDA PMA expenses	(2.2)	(2.2)
Total operating expenses	(13.9)	(13.3)
Operating loss before FDA PMA	(1.0)	(2.0)
Loss from operations	(3.2)	(4.2)
Net income (loss)	(7.8)	1.6

(1)	Certain prior years amounts have been reclassified to conform to the current year’s presentation (see Note 1-15 "Research and development costs" to our consolidated financial statements.)

Total  revenues

Our total revenues increased 7.9% from €23.1 million in 2008 to €24.9 million in 2009, principally due to increased HIFU-RPP sales and the increase in lithotripsy equipment sales.

HIFU division. The HIFU division’s total revenues increased 4.7% at €9.6 million in 2009 as compared to €9.2 million in 2008. Sales of medical devices were stable, while sales of RPP treatments experienced solid growth.

The HIFU division’s net sales of medical devices remained stable at €2.7 million in 2009, with seven Ablatherm units sold, as compared €2.7 million in 2008. In 2008, we also sold seven Ablatherm units. The average unit sales price also remained stable at €380 thousand in 2009 (down 1.1% from €384 thousand in 2008).

Net sales of RPP treatments increased 17.9% to €4.2 million in 2009, driven by the 24% growth in the number of treatments performed both on a mobile and fixed RPP basis.

Net sales of consumables increased 3.5% at €1.0 million in 2009, and net sales of HIFU-related spare parts, supplies, leasing and services decreased 4.2% from €1.9 million in 2008 to €1.8 million in 2009.

Other HIFU-related revenue decreased from €138 thousand in 2008 to €7 thousand in 2009 and reflected the decrease in HIFU related consulting services. See Note 17 of the consolidated financial statements.

UDS division. The UDS division’s total revenues increased 10.1% from €13.9 million in 2008 to €15.3 million in 2009, mostly due to increased sales volumes in medical devices.

The UDS division’s net sales of medical devices increased 14.8% from €7.5 million in 2008 to €8.6 million in 2009 with 39 devices sold in 2009 compared to 49 units sold in 2008. Equipement sales in 2009 benefited from a favorable change in product mix, as a greater proportion of high-end Sonolith Isys machines were sold, thus driving the 45.0% increase in average sales price in 2009.

Net sales of UDS-related spare parts, supplies, leasing and services increased 5.0% from €6.3 million in 2008 to €6.6 million in 2009, primarily related to the success of the RPP-type sales of lithotripsy treatments, mainly in France.

Other UDS-related revenue decreased from €59 thousand in 2008 to €39 thousand in 2009.

Cost of sales.

Cost of sales increased 1.9% from €14.0 million in 2008 to €14.2 million in 2009, and represented 57.2% as a percentage of net sales in 2009, down from 61.1% as a percentage of net sales in 2008.

Operating expenses.

Operating expenses increased 4.6%, or €0.6 million, from €13.3 million in 2008 to €13.9 million in 2009. Operating expenses included R&D tax credits of €452 thousand and €544 thousand in 2009 and 2008, respectively, that were reclassified from income tax to pre-tax income see Note 1-14 of the consolidated financial statements - Summary of Significant Accounting Policies. Without the effect of the FDA PMA trials, operating expenses increased €0.6 million or 5.1%, mainly due to the €0.7 million increase in selling expenses.

The costs associated with the FDA PMA trial were stable at €2.2 million in 2009 compared to €2.2 million in 2008, and comprised mostly clinical and administrative expenses due to the ongoing PMA trials in the United States.

Excluding the FDA PMA trials, marketing and sales expenses increased €0.7 million, or 12.7%, mostly due to the strengthening of sales teams in Europe and Japan, and to new allowances for doubtful accounts of €0.3 million in 2009.

Excluding the FDA PMA trials, research and development expenses increased 4.4% at €2.3 million in 2009 from €2.2 million in 2008, and comprised R&D tax credits of €452 thousand and €544 thousand in 2009 and 2008, respectively.

Excluding the FDA PMA trials, general and administrative expenses decreased 9.2% from €3.8 million in 2008 to €3.4 million in 2009.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €3.2 million in 2009, as compared to a consolidated operating loss of €4.2 million in 2008.

Excluding the expenses of the FDA PMA trials, the consolidated operating loss in 2009 was €1.0 million, an improvement of  €1.0 million when compared to the previous year.

We realized an operating profit in the HIFU division of €0.2 million in 2009, compared to €0.7 million in 2008 and an operating profit in the UDS division of €0.2 million in 2009, as compared to an operating loss of €0.7 million in 2008.

Financial (expense) income, net.  Financial (expense) income net was a loss of €4.4 million in 2009, including a €2.7 million expense due to the adjustment of the convertible debt to fair value, compared with a gain of €5.2 million in 2008, including a €6.7 million income due to the adjustment of the convertible debt to fair value.

Foreign currency exchange gains (loss), net. In 2009, we recorded a net foreign currency exchange loss of €0.1 million, mainly due to the weakening of the euro against the US Dollar and the Japanese Yen, compared to a gain of €0.6 million in 2008.

Other income (expense), net. No Other income or expense in 2009, compared to a loss of €1 thousand in 2008.

Income taxes. Income tax was an expense of €72 thousand in 2009, compared to an expense of €51 thousand in 2008. R&D tax credits of €452 thousand and €544 thousand in 2009 and 2008, respectively, are not included in the net amount of income taxes as they were reclassified from income tax to pre-tax income – see Note 1-14 of the consolidated financial statements - Summary of Significant Accounting and Note 21-2 of the consolidated financial statements.

Net income  / (loss)

We realized a consolidated net loss of €7.8 million in 2009 compared with a consolidated net profit of €1.6 million in 2008. The €9.4 million variation in net income / (loss) was primarily due to the €9.4 million negative impact from the variation in the convertible debt fair value.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 27 to the Financial Statements.

(in millions of euros)	2008(1)	2007(1)

Total revenues	23.1	22.3
Total net sales	22.9	22.2
Of which HIFU	9.1	9.3
Of which UDS	13.8	12.9
Total cost of sales	(14.0)	(13.1)
Gross profit	9.1	9.2
Gross profit as a percentage of total net sales	39.8%	41.3%
Operating expenses before FDA PMA	(11.1)	(11.8)
FDA PMA expenses	(2.2)	(1.4)
Total operating expenses	(13.3)	(13.2)
Operating loss before FDA PMA	(2.0)	(2.6)
Loss from operations	(4.2)	(4.0)
Net income (loss)	1.6	(5.4)

(1)	Certain prior years amounts have been reclassified to conform to the current year’s presentation (see Note 1-15 "Research and development costs" to our consolidated financial statements.)

Total revenues

Our total revenues increased 3.3% from €22.3 million in 2007 to €23.1 million in 2008, principally due to sustained equipment and RPP sales in the HIFU division and the increase in lithotripsy equipment sales.

HIFU division. The HIFU division’s total revenues remained stable at €9.2 million in 2008 as compared to €9.3 million in 2007. We experienced an unusually lower level of both equipment and RPP sales in the first two quarters of 2008, which we believe was due to the uncertainty in the economic and financial market worldwide. However, we increased our marketing and promotional activities in the latter half of 2008, and we experienced a higher sales level in the last quarter, offsetting the slower sales activities in the first two quarters.

The HIFU division’s net sales of medical devices remained stable at €2.7 million in 2008, with 7 Ablatherm units sold in 2008, as compared €2.7 million in 2007, with 6 units sold. The decrease in the average unit sales price from €444 thousand in 2007 to €384 thousand in 2008 was mostly due to the higher price level we achieved in 2007 for sales into Russia.

Net sales of treatments on a mobile and fixed RPP basis decreased slightly from €3.7 million in 2007 to €3.5 million in 2008.

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

UDS division. The UDS division’s total revenues increased 6.6% from €13.0 million in 2007 to €13.9 million in 2008.

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

Operating expenses.

Operating expenses increased 0.8%, or €0.1 million, from €13.2 million in 2007 to €13.3 million in 2008. Operating expenses included R&D tax credits of €544 thousand and €110 thousand in 2008 and 2007, respectively, that were reclassified from income tax to pre-tax income – see Note 1-14 of the Financial Statements - Summary of Significant Accounting Policies. Without the effect of the FDA PMA trials, operating expenses decreased 5.8%, largely due to the €0.5 million of non-recurring expenses in 2007.

The costs associated with the FDA PMA trial accounted for €2.2 million in 2008 compared to €1.7 million in 2007, comprising mostly clinical and administrative expenses due to the ongoing PMA trials in the United States. These FDA PMA trials also included in 2007 a one-time settlement that resulted in a €0.3 million gain recognized as part of the termination agreement negotiated with HealthTronics.

Excluding the FDA PMA trials, marketing and sales expenses increased €0.3 million, or 5.4%, mostly due to the UDS division’s activities to support the commercial introduction of the new Sonolith Isys lithotripsy device, while HIFU marketing and sales efforts remained stable in uncertain markets.

Excluding the FDA PMA trials, research and development expenses decreased 24% at €1.7 million in 2008 from €2.2 million in 2007. The decrease was mostly due to the increase of R&D tax credits in 2008, which amounted to €544 thousand in 2008, from €110 thousand in 2007. The increase was mainly due to exceptional research and development tax credits in 2008, resulting from the French government decision to increase R&D tax advantages, and from an exceptional acceleration in tax filings that allowed us to record in 2008 of both 2007 and 2008 R&D tax credits.

Excluding the FDA PMA trials, general and administrative expenses decreased 11.1% from €4.2 million in 2007 to €3.8 million in 2008, mostly due to the €0.5 million of non-recurring expenses in 2007 relating to the severance packages for certain senior executives.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €4.2 million in 2008, as compared to a consolidated operating loss of €4.0 million in 2007.

Excluding the expenses of the FDA PMA trials, the consolidated operating loss in 2008 was €2.0 million, an improvement of  €0.6 million when compared to the previous year.

We realized an operating profit in the HIFU division of €0.7 million in 2008, compared to €0.3 million in 2007 and an operating loss in the UDS division of €0.7 million in 2008, as compared to operating loss of €0.6 million in 2007.

Financial (expense) income, net. Financial (expense) income, net was a gain of €5.2 million in 2008, including €6.7 million of debt fair value variation, compared with a loss of €1.2 million in 2007.

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

Income taxes. We recorded a corporate income tax loss of €52 thousand in 2008 compared to a benefit of €30 thousand in 2007. R&D tax credits of €544 thousand and €110 thousand in 2008 and 2007, respectively, are not included in the net amount of income taxes as they were reclassified from income tax to pre-tax income. See Note 1-15 of the consolidated financial statements —“Summary of Significant Accounting” and Note 21-2 of the consolidated financial statements.

Net income / (loss).

We realized a consolidated net income of €1.6 million in 2008 compared with consolidated net loss of €5.4 million in 2007, as a result of the factors mentioned above.

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2009.

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

We anticipate that cash flow in future periods will be  derived mainly from ongoing operations and any capital raising the Company would potentially undertake. As of the date of this annual report we do not employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, failure to meet our obligations arising out of the Convertible Debentures issued in the October 2007 private placement would cause us to incur substantial penalties in the form of liquidated damages and could, over the passage of time, lead to an event of default under the debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation. See Item 3, “Key Information—Risk Factors—Risks Relating to the October 2007 Private Placement.”

(in thousands of euros)	2009	2008	2007

Net cash used in operating activities	(2,996)	(4,593)	(2,729)
Net cash used in investing activities	402	(712)	(1,238)
Net cash used in financing activities	323	296	11,824
Net effect of exchange rate changes	33	1,313	(227)
Net increase/(decrease) in cash and cash equivalents	(2,237)	(3,696)	7,629
Cash and cash equivalents at the beginning of the year	13,827	17,523	9,894
Cash and cash equivalents at the end of the year	11,590	13,827	17,523

Total cash and cash equivalents, and short-term investments at the end of the year	12,703	14,970	18,611

Our cash position as of December 31, 2009, 2008 and 2007, was €12.7 million (including €1.1 million of short-term treasury investments), €15.0 million (including €1.1 million of short-term treasury investments) and €18.6 million (including €1.1 million of short-term treasury investments), respectively. We experienced negative cash flows of €2.3 million and €3.6 million in 2009 and 2008, respectively, and positive cash flows of €7.7 million in 2007. In 2009, our negative cash flow situation was primarily due to the lack of significant additional external financing, however, our cash needs were reduced when compared to the previous year due  to cash improvements from the operating activities. In 2008, our negative cash flow situation was primarily due to the lack of external financing similar to the capital raising activities in 2007. In 2007, our positive cash flow situation was primarily due to raising approximately $17.4 million (€11.9 million) in net proceeds by issuing $20 million aggregate principal amount of our Convertible Debentures in a private placement to fund the FDA PMA trial for the Ablatherm-HIFU device. Excluding the proceeds from the issuance of the Convertible Debentures, we experienced negative cash flows of €4.2 million in 2007..

In 2009, net cash used in operating activities was €3.0 million compared with net cash used in operating activities of €4.6 million in 2008 and €2.7 million in 2007, respectively.

In 2009, net cash used in operating activities reflected principally:

-	a net loss of €7.8 million;
-
elimination of €5.1 million of net expenses without effects on cash, including €1.8 million of depreciation and amortization, €0.3 million of change in long-term provisions and a loss of  €2.9 million due to variation of the fair value of financial instruments (Convertible Debentures, investor warrants and placement agent warrants);

-	an increase in trade accounts receivable of €0.5 million;
-	a decrease in other receivables of €0.2 million
-	an increase in inventories of €0.3 million;
-	a decrease in payables of €0.3 million;
-	a decrease in prepaid expenses of €0.5 million; and
-	an increase in accrued expenses of €54 thousand.

In 2008, net cash used in operating activities reflected principally:

-	a net profit of €1.6 million;
-
elimination of €3.3 million of net expenses without effects on cash, including €1.8 million of depreciation and amortization and the €6.7 million profit due to changes in the fair value of financial instruments (Convertible Debentures, investor warrants and placement agent warrants);

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
-
elimination of €3.1 million of net expenses without effects on cash, including €1.3 million of depreciation and amortization and €1.1 million due to changes in the fair value of financial instruments (Convertible Debentures, investor warrants and placement agent warrants);

-	an increase in trade accounts receivable of €1.6 million;
-	an increase in inventories of €0.8 million, mostly in anticipation of the launch of the new lithotripsy machine;
-	an increase in payables of €1.0 million; and
-	an increase in accrued expenses and other current liabilities of €0.7 million.

In 2009, net cash used in investing activities was €402 thousand compared with net cash used of €712 thousand in investing activities in 2008 and €1.2 million in 2007.

Net cash used in investing activities of €402 thousand in 2009 reflected investments of €0.4 million in capitalized assets produced by the Company, mostly HIFU devices used on the RPP basis, an investment of €0.4 million in property and equipment, and net proceeds from sales of leased-back assets of €1.1 million.

In 2008, net cash used in investing activities was €712 thousand, reflecting investments of €0.7 million in capitalized assets produced by the Company (mainly Ablatherm devices as a support of the RPP business model in HIFU), an investment of €0.4 million in property and equipment, and net proceeds from sales of leased-back assets of €1.1 million.

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

In 2009, net cash provided by financing activities was €0.3 million compared with net cash provided in financing activities of €0.3 million in 2008, and net cash used of €11.8 million in 2007.

Net cash provided by financing activities of €0.3 million in 2009  reflected principally  the  €2.6 million increase in capital related to the issuance of new shares in payment of the interest coupons on the convertible debt and the US$ 2.9 million partial conversion of the convertible debt, a long-term debt increase of €0.5 million through the Japanese subsidiary, repayment of long term borrowing for €2.2 million, repayment of capital lease obligations totaling €0.9 million, and an increase of €0.3 million in bank overdrafts.

In 2008, net cash provided by financing activities was €0.3 million, reflecting principally the  €0.6 million increase in capital related to the issuance of new shares in payment of the interest coupons on the convertible debt, a long-term debt increase of €0.2 million through the Japanese subsidiary, repayment of long term borrowing for €0.1 million, repayment of capital lease obligations totaling €0.6 million, and an increase of €0.2 million in bank overdrafts.

In 2007, net cash provided by financing activities was €11.8 million, reflecting principally the net proceeds of €11.9 million from the issuance of  convertible debt, €0.4 million of net proceeds of capital raising through the exercise of warrants and stock options, a short-term debt increase of €0.3 million, repayment of long term borrowing for €0.1 million and repayment of capital lease obligations totaling €0.6 million.

Our future cash flow may also be affected by the expansion of our mobile RPP business. In 1999, in an effort to increase the availability of our equipment, we implemented a new marketing strategy of leasing our medical devices on a monthly, quarterly or yearly basis, rather than selling them directly to end-users, and in 2002, we began to develop our mobile activity by making certain devices available to hospitals and clinics free of charge, charging instead on the basis of each procedure that was performed. Relative to the sale of devices, this business model initially generates smaller, but more predictable cash flows. The RPP model is now established in Europe as a growth and profitability model, and we will continue to expand this business model in the near future. See Item 4   -   HIFU Division Business Overview. On October 31, 2007, we completed the private placement of $20 million aggregate principal amount of our 9% Senior Convertible Debentures due 2012. In addition, the purchasers of the Convertible Debentures and our Placement Agent received warrants to purchase our ordinary shares, which expire in 2013. The October 2007 private placement resulted in net proceeds of approximately $17.4 million.  In August 2009, bonds for a total value of $2.9 million were converted, thus reducing the outstanding principal amount of the convertible debt from $20 million to $17.1 million. The terms of the Convertible Debentures allow us to use the proceeds of the private placement to finance costs associated with the regulatory approval for the commercialization of Ablatherm HIFU in the United States (including related clinical trials) and for general and administrative expenses. The warrants may be exercised for cash or, under certain circumstances, through a cashless exercise procedure. If all of the warrants issued under the October 2007 private placement are fully exercised for cash, including the warrants issued to the Placement Agent, we will receive approximately $12.8 million in cash from those warrant holders. We will use any proceeds received from the exercise of warrants for the purposes agreed to under the terms of the October 2007 private placement. For more information on the terms of the Convertible Debentures and the use of proceeds relating to the issuance of the Convertible Debentures, see the Form of Securities Purchase Agreement dated as of October 29, 2007, included as Exhibit 4.5 to this annual report.

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2009, there were no outstanding hedging instruments.

Contractual Obligations and Commercial Commitments as of December 31, 2009 (in thousands of euro, excluding interest expenses)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	2,007	2,007	—	—	—
Long-Term Debt	10,310	173	10,110	27	—
Capital Lease Obligations	2,209	837	1,346	26	—
Operating Leases	840	506	334	—	—

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASUs”). The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements. However, throughout the notes to the consolidated financial statements, references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In June 2009, the FASB issued a new standard that revises the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. For EDAP, this standard is effective January 1, 2010. The Company does not expect the adoption of this standard to have a material impact on the Company's consolidated results of operations or financial condition.

In October 2009, the FASB issued ASU No. 2009-13 for Revenue Recognition (Topic 605): "Multiple Deliverable Revenue Arrangements". This Update establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue generating activities. This Statement is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect this ASU to impact the Company's financial statements once adopted.

In  January  2010,  the  FASB  issued ASU No. 2010-6, Improving Disclosures About Fair Value Measurements, that amends existing disclosure requirements under  ASC 820 by adding required disclosures about items transferring into and  out  of  levels  1  and 2 in the fair value hierarchy; adding separate disclosures  about  purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value  disclosures  about  the level of disaggregation. Since this standard  impacts disclosure requirements only, its adoption will not have a material impact  on  the  Company's  consolidated results of operations or financial condition.

Research and Development, Patents and Licenses

See “—Operating Results—Overview” and Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and ‘‘Information on the Company—Urology and Services Division—UDS Division Patents and Intellectual Property.’’

The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash.

In 2009, the Company reviewed the presentation of its research tax credit and elected to change for the preferred classification as permitted under ASC 250-10.

As such the Company reclassified the research tax credit amounting to €452 thousand in 2009 as a reduction of research and development expense instead of income tax. The 2008 and 2007 research tax credits amounting to €544 thousand and to €110 thousand respectively have also been reclassified from income tax to research and development expense.

Off-Balance Sheet Arrangements

At December 31, 2009, we have no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of March 31, 2010. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.4 million.

Name Age Position

Marc Oczachowski Age : 40
Chief Executive Officer of EDAP TMS S.A. and President of the HIFU  President of the HIFU Division and the UDS Division

Marc Oczachowski joined the Company in May 1997 as Area Sales Manager, based in Lyon, France. From March 2001 to January 2004, he held management positions as General Manager of EDAP Technomed Malaysia. He was appointed Chief Operating Officer of EDAP TMS in November 2004 and became Chief Executive Officer of the Company on March 31, 2007. Previously he worked for Sodem Systems, which manufactures orthopedic power tools, as Area Sales Manager. He is a graduate of Institut Commercial de Lyon, France.

Eric Soyer Age 43
Chief Financial Officer of EDAP TMS S.A.

Eric Soyer joined the Company in December 2006. He was previously CFO of Medica, a €270 million French company operating 108 nursing home and post-care clinics throughout France and Italy. Prior to that he was CFO and a Managing Director of April Group, an insurance services company listed on Euronext Paris, with 22 subsidiaries in France, the UK, Spain, Germany and Italy. He has international experience as a controller and cost accountant for Michelin Group in France, the United States and Africa. Eric Soyer has a BA degree from Clermont Graduate School of Management, an MBA degree from the University of Kansas and an Executive MBA degree from the HEC Paris School of Management.

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. None of the directors have service contracts with the Company or any of its subsidiaries providing  for benefits upon termination of employment.

Philippe Chauveau Age: 74 Mandate: 6 years Appointment : Apr. 8, 1997 (renewed) Expiration : June 2014
In 1997, Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board.  In 2002, the Company’s two-tiered board structure was replaced by a single Board of Directors with Philippe Chauveau serving as Chairman and CEO until 2004 when he was succeded as CEO. From 2000-2007, Philippe Chauveau served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. He is also personal executive coach to senior research leaders at Hoffmann LaRoche. Additionally, he is involved in management development programs at Solvay Business School in Brussels, Belgium.  He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Pierre Beysson Age: 68 Mandate: 6 years Appointment : Sept. 27, 2002 (renewed) Expiration : June 2014
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat on a number of boards of companies related to the Accor Group. He is now a mergers and acquisitions consultant. Before his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and has an MBA from Harvard Business School.

Argil Wheelock Age: 62 Mandate: 6 years Appointment : June 25, 2009 Expiration : June 2014
Dr. Argil Wheelock was elected as a member of the Company's Board of Directors in June 2009. Dr. Wheelock, a U.S. board certified urologist, is currently Chief of Urology at Erlanger Medical Center, a tertiary care and teaching hospital in Chattanooga, Tennessee. He is a director and Chief Medical Advisor to HealthTronics Inc., a leading U.S. provider of urological services and products. From 1996 to 2005, Dr. Wheelock served as Chairman and CEO of HealthTronics, a publicly traded NASDAQ company where he was a founder. He has built a successful track record introducing new medical devices to the U.S. and navigating the FDA approval process. He is widely known among the U.S. urological community for bringing clinical benefits to patients and economic value to urology practices. Dr. Wheelock graduated from the University of Tennessee College of Medicine and completed urological training at Mount Sinai Hospital in New York City.

Rob Michiels Age: 60 Mandate: 6 years Appointment : July 16, 2009 Expiration : June 2014
Rob Michiels was elected as a member of the Company's Board of Directors in July 2009. He is a 30-year U.S. veteran of the medical device industry. He most recently served as chief operating officer (COO) of CoreValve; and President and COO of InterVentional Technologies. He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of CardiAQ Valve Technologies, a privately held company based in Winchester, Massachusets. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. Fluent in English, French and Dutch languages, he holds a bachelor's degree in economics from Antwerp University in Belgium and a Masters in business administration (MBA) from Indiana University.

Compensation and Options

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2009 was approximately €0.51 million (including performance bonuses of €0.11 million). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2009.

Compensation Committee

The entire Board of Directors acts as a ‘‘Compensation Committee’’ which gathers once a year to review the compensation of our Senior Executive Officers, as per the approved charter of the Compensation Committee, and to propose any changes to compensation paid to the Board of Directors, provided that the majority of independent members participate in the votes for Management compensations.

Audit Committee

The Board of Directors’ Audit Committee comprises all four members of the Board, each an  independent director: Mr. Pierre Beysson, acting as Head of the Audit Committee, Mr. Philippe Chauveau, Dr. Argil Wheelock and Mr. Rob Michiels. The purpose of the Committee, in accordance with its annually approved charter, is to:

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

-
 Prepare the Audit Committee report, the Audit Committee may request any officer or employee of the Company or our outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Employees

As of December 31, 2007, we employed 148 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	14	29	20	10	4	2	16	95
Italy	3	0	0	0	0	0	2	5
Germany	3	0	2	0	0	0	3	8
Japan	8	0	15	0	2	0	4	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Russia	1	0	0	0	0	0	0	1
USA	0	0	0	0	0	1	0	1
Total	32	29	40	10	6	3	28	148

   As of December 31, 2008, we employed 149 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	16	31	19	11	4	2	13	96
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	9	0	15	0	2	0	3	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Russia	1	0	0	0	0	0	0	1
USA	0	0	0	0	0	1	0	1
Total	36	31	39	11	6	3	23	149

As of December 31, 2009, we employed 154 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	16	30	19	13	4	2	15	99
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	2	9
Japa	12	0	13	0	2	0	3	30
Malaysia	2	0	3	0	0	0	3	8
South Korea	1	0	0	0	0	0	1	2
USA	0	0	0	0	0	1	0	1
Total	39	30	37	13	6	3	26	154

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of March 19, 2010, the total number of shares issued was 11,344 ,486 with 399,528 shares held as Treasury Stocks, thus bringing the total number of shares outstanding to 10,944,958.

As of March 19, 2010, the Board of Directors and the Senior Executive Officers of the Company held a total of 13,623 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 2% of the Company's shares.

As of March 19, 2010, Senior Executive Officers held an aggregate of 188,763 options to purchase or to subscribe to shares of our common stock, with a weighted average exercise price of €3.73 per shares. Of these options, 3,425 expire on June 18, 2012, 30,000 expire on February 24, 2014 and 155,338 expire on October 29, 2017.

Options to Purchase or Subscribe for Securities

As of March 19, 2010, we had sponsored three stock purchase and subscription option plans open to employees of EDAP TMS Group.

On June 12, 2001, the shareholders. authorized the Board of Directors to grant up to 300,000 options to purchase pre-existing Shares, at a fixed exercise price to be set by the Supervisory Board.

On January 29, 2004, the shareholders authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

On May 22, 2007, the shareholders authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares and up to 105,328 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

On December 31, 2009, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Shares
September 25, 2011	32,000
June 18, 2012	3,425
February 24, 2014	150,000
October 29, 2017	470,588

As of December 31, 2009, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2009		2008		2007
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	706,725	3.51	781,625	3.51	502,162	2.49
Granted					504,088	3,99
Exercised	(24,212)	2.07			(183,750)	2.03
Forfeited	(26,500)	3.36	(34,000)	3.59	(7,250)	2,60
Expired			(40,900)	3.37	(33,625)	3.81
Outstanding on December 31,	656,013	3.57	706,725	3.51	781,625	3.51
Exercisable on December 31,	420,719	3.33	342,929	3.00	234,787	2,63
Shares purchase options available for grant on December 31	105,328		105,328		105,328

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2009:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	470,588	7,8	3.99	235,294	3.99
2.60	150,000	4.2	2.60	150,000	2.60
2.08(1)	32,000	1.8	2.08	32,000	2.08
2.02(2)	3,425	2.5	2.02	3,425	2.02
2.02 to 3.99	656,013	3.2	3.33	420,719	3.57

(1)
All the 32,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = €1.085).

(2)	All the 3,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = €1.0545).

Free Shares: On July 3, 2009, 11,775 free shares have been issued to certain employees of the Company upon reaching one performance milestone. See Note 16-5 of the consolidated financial statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders (as of January 31, 2010)

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly. At January 31, 2010, to our knowledge, the following persons had beneficial ownership of more than 5% of the Shares:

Beneficial Owner	Number of shares beneficially owned	% share Capital*	% voting rights**

Siemens France Holding	1,003,250	9.07%	9.41%
Bruce & Co. Inc.	769,463	6.96%	7.22%
Mr. Jonathan Schwartz	580,644	5.25%	5.45%

*Based on 11,058,354, the total number of shares outstanding on January 31, 2010.
**After subtracting treasury stock, which under French law does not carry voting rights. The Shares owned by these persons do not carry special voting rights.

To our knowledge, there have been no significant changes in the percentage of ownership of our Shares over the past three years.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury stocks held by the Company, which have no voting rights.

As of March 19, 2010, 11,344,486 Shares were issued, including 10,944,958 outstanding and 399,528 treasury Shares. At the same date, there were 11,287,711 ADSs, each representing one Share, all of which were held of record by 15 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable under this contract were €52 thousand, €61 thousand and €71 thousand for 2009, 2008 and 2007 respectively. Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases amounted to €234 thousand, €539 thousand and €558 thousand in 2009, 2008 and 2007 respectively. As of December 31, 2009, receivables amounted to €67 thousand and payables to €14 thousand. As of December 31, 2008, receivables from Dae You amounted to €384 thousand and our payables to them amounted to €31 thousand. As of December 31, 2007, receivables from Dae You amounted to €52 thousand and our payables to them amounted to €28 thousand.

The Company purchases certain technological elements from Siemens AG, an affiliate of its shareholder, Siemens France Holding. Total purchases amounted to €216 thousand in 2009, €212 thousand in 2008 and €183 thousand in 2007 . As of December 31, 2009, payables due to Siemens AG amounted to €2 thousand. As of December 31, 2008, payables due to Siemens AG amounted to €10 thousand. As of December 31, 2007, payables due to Siemens AG amounted to €1 thousand.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2009, total consolidated export net sales, which we define as sales made outside of France, were €19.0 million, which represented 77% of total net sales.

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

No dividends were paid with respect to fiscal years 2005 through 2009, and we do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the October 2007 private placement, we agreed not to pay cash dividends on any of our equity securities for the duration of the convertible bonds Thereafter, any declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant.

Significant Changes as of March 19, 2010

On March 10, 2010, one holder of convertible debentures elected to convert 1,300 debentures, representing a total value of $1.3 million. Under the terms of the Convertible Debentures and the above Supplement, 286,132 new shares were issued including 197,869 Conversion Shares and 88,263 Accelerated Interest Shares. Following this conversion, our total aggregate amount of our outstanding Convertible Debentures was reduced to $15,808,000.

Following the December 11, 2009 panel experts recommendations and our ongoing discussions with the FDA, we are currently evaluating all feasible options to optimize our US trial strategy in view of FDAapproval of our Ablatherm device. Item 4, “Information on the Company—High Intensity Focused Ultrasound (“HIFU”) Division—HIFU Division Clinical and Regulatory Status.”

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

Trading Market

The following tables set forth, for the years 2005 through 2009, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2009	5.95	0.96
2008	5.12	1.05
2007	9.40	4.25
2006	21.64	5.12
2005	5.68	3.10

The following tables set forth, for the years 2008 and 2009, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
2008:	$
First Quarter	5.12	3.31
Second Quarter	4.00	2.74
Third Quarter	3.46	1.56
Fourth Quarter	2.24	1.05
2009:
First Quarter	2.06	1.10
Second Quarter	1.80	0.96
Third Quarter	5.95	1.20
Fourth Quarter	4.41	2.42

The following table sets forth, for the most recent six months (from September 2009 through March 19, 2010), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
2009:	$
September	5.18	3.70
October	4.41	3.13
November	3.88	2.80
December	3.34	2.42
2010:
January	2.80	2.26
February	2.85	2.16
March (through March 19, 2010)	4.25	2.25

Item 10. Additional Information

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of our articles of association (or statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our articles of association, a translation of which is provided in Exhibit 1.1. to this annual report. Each time they are modified which can only occur with the approval of a two third majority of our the shareholders present or represented at a shareholders’ meeting, we file copies of our  statuts with, and such articles of association are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316488204 RCS-LYON.

Our corporate affairs are governed by its statuts and by Book II of the French Commercial Code, as amended.

Our articles of association were last updated in November 2009 to act the recent increase in share capital related to the issuance of additional shares in 2009.

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

An individual person cannot be on more than five Boards of Directors or Supervisory Boards in corporations (société anonyme) registered in France; directorships in controlled companies (as defined by Section L.233-16 of the French Commercial Code) by the Company are not taken into account.

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

Pursuant to our statuts, directors cannot be more than eighty years old. If one of the directors reaches this limit during his/her tenure, such director is automatically considered to have resigned at the next general shareholders meeting.

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

French law provides that the functions of Chairman of the Board and Chief Executive Officer in a French société anonyme may be distinct and held by two separate individuals.

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

As with any other director, the Chairman may not be over eigthy years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor will be appointed. Subject to the age limit provision, the Chairman of the Board may also be re-elected.

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

The Chief Executive Officer may not hold another position as Chief Executive Officer or member of a Management Board in a corporation (société anonyme) registered in France except when (a) such company is controlled

(as referred to in Section L.233-16 of the French Commercial Code) by the Company and (b) when this controlled company’s shares are not quoted on a regulated market.

Pursuant to our statuts, the Chief Executive Officer may not be over seventy years old. In case the Chief Executive Officer reaches this limit during his/her office, he/she is automatically considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor must be appointed.

Dividend and Liquidation Rights (French Law)

Net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to the requirements of French law and our articles of association.

Under French law and our statuts, we are required to allocate 5% of our net profits in each fiscal year to a legal reserve fund until the amount in such reserve fund is equal to 10% of the nominal amount of the registered capital. The legal reserve is distributable only upon the liquidation of the Company.

Our shareholders may, upon recommendation of the Board of Directors, decide to allocate all or a part of distributable profits, if any, among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends.

Our statuts provide that, if so agreed by the shareholders, reserves that are available for distribution under French law and our articles of association may be distributed as dividends, subject to certain limitations.

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

Changes in Share Capital (French Law)

Our share capital may be increased only with the approval of two third majority of f the shareholders entitled to vote present or represented at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in the share capital may be effected either by the issuance of additional shares (including the creation of a new class of shares) or by an increase in the nominal value of existing shares. Additional Shares may be issued for cash or for assets contributed in kind, upon the conversion of debt securities previously issued by the Company, by capitalization of reserves, or, subject to certain conditions, in satisfaction of indebtedness incurred by the Company. Dividends paid in the form of Shares may be distributed in lieu of payment of cash dividends, as described above under ‘‘—Dividend and Liquidation Rights (French law).’’ French law permits different classes of shares to have liquidation, voting and dividend rights different from those of the outstanding ordinary shares, although we only have one class of shares.

Our share capital may be decreased only with the approval a two third majority of of the shareholders entitled to vote present or represented at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The conditions under which the registered capital may be reduced will vary depending upon whether or not the reduction is attributable to losses incurred by the Company. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation by us of our shares. Under French law, all the shareholders in each class of shares must be treated equally unless the inequality in treatment is accepted by the affected shareholder. If the reduction is not attributable to losses incurred by us, each shareholder will be offered an opportunity to participate in such capital reduction and may decide whether or not to participate therein.

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

All shareholders who have properly registered their shares have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, an entity we control directly or indirectly is prohibited from holding shares in the Company and, in the event it becomes a shareholder, shares held by such entity would be deprived of voting rights. A proxy may be granted by a shareholder whose name is registered on our share registry to his or her spouse, to another shareholder or to a legal representative, in the case of a legal entity, or by sending a proxy in blank to the Company without nominating any representatives. In the latter case, the Chairman of the shareholders’ meeting will vote such blank proxy in favor of all resolutions proposed by the Board of Directors and against all others.

The presence in person or by proxy of shareholders having not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 25% (in the case of an extraordinary general meeting) of the Shares entitled to vote is necessary to reach a quorum. If a quorum is not reached at any meeting, the meeting is adjourned. Upon reconvening of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 20% of the Shares is necessary to reach a quorum in the case of any other type of extraordinary general meeting.

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

Stock certificates evidencing shares, in a manner comparable to that in the United States, are not issued by French companies, but we may issue or cause to be issued confirmations of shareholdings registered in such registry to the persons in whose names the shares are registered. Pursuant to French law, such confirmations do not constitute documents of title and are not negotiable instruments.

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

Material Contracts

On October 31, 2007, we completed the private placement of $20 million principal amount of 9% Senior Convertible Debentures due 2012. In addition, the purchasers of the Convertible Debentures and the Placement Agent received warrants to purchase our ordinary shares, which expire in 2013. The October 2007 private placement resulted in net proceeds of approximately $17.4 million. The Securities Purchase Agreement, dated as of October 29, 2007, among EDAP TMS S.A. and each purchaser is provided on Exhibit 4.3. of this annual report. The terms for registering the underlying ADSs with the SEC are included in the Registration Rights Agreement, dated as of October 29, 2007, among EDAP TMS S.A. and the investors signatory thereto, provided on Exhibit 4.4. of this annual report.

On August 24, 2009, one holder of Convertible Debentures elected to convert 2,892 debentures, out of a total of 20,000 representing a total value of $2.892 million. Under the terms of the Convertible Debentures, the 2,892 debentures were converted into 440,182 new shares, using the conversion price of $6.57. Following this conversion, our convertible debt was reduced to $17,108,000.

On October 30, 2009, our shareholders adopted several resolutions allowing the Board of Directors to renegociate our indebtedness with the maximum flexibility while staying within the limit of the dilution already authorized by shareholders on October 30, 2007 and Februay 26, 2009. On November 16, 2009, pursuant to these resolutions, the Board of Directors issued a Supplement to the current debentures  allowing bondholders to convert their debentures earlier, with a lower exercise price and including the payment of an accelerated interest premium, payable in shares, within the already authorized dilution limits. This Supplement was unanimously approved by the debenture holders on December 3, 2009, convened in a General  Meeting (Masse).  For more information on the terms of the Supplement, see Exhibit 4.6 of this annual report.

On March 10, 2010, one holder of convertible debentures elected to convert 1,300 debentures, representing a total value of $1.3 million. Under the terms of the Convertible Debentures and the above Supplement, 286,132 new shares were issued including 197,869 Conversion Shares and 88,263 Accelerated Interest Shares. Following this conversion, our total aggregate amount of our outstanding Convertible Debentures was reduced to $15,808,000.

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

Taxation of Dividends on Shares or ADSs - Withholding Tax

Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 25% French withholding tax (reduced to 18% since January 1, 2008 when non-residents are individuals resident from one of the countries of the European Economic Area, except Liechtenstein. From March 1, 2010, dividends paid by a French corporation towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 50%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

           Taxation of dividends

Dividends received by French resident individuals are either included in their total income and subject to the progressive income tax plus social contributions, or they can alternatively be subject to an 18% levy source plus social contributions (i.e. a global rate of 30.1%) at the option of the beneficiary.

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

Taxation of U.S. Investors

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of Shares or ADSs by a holder that is a resident of the United States for purposes of the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”), which entered into force on December 30, 1995 (as amended by the protocol described below and  any subsequent protocols), and the tax regulations issued by the French tax authorities, and are fully eligible for benefits under the Treaty (a ‘‘U.S. holder’’).

In particular, the United States and France signed a protocol on January 13, 2009, that entered into force on December 23, 2009 and make several significant changes to the Treaty, including changes to the “Limitation of Benefits” provision. US holders are advised to consult their own tax advisors regarding the effect the protocol may have on their eligibility for Treaty benefits in light of their own particular circumstances.

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

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with Shares or ADSs that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding Shares or ADSs as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of the Company’s voting stock or 5% or more of the Company’s outstanding capital and persons whose functional currency is not the U.S. dollar.

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

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 25% rate(reduced to 18% since January 1, 2008 when non-residents are individuals resident from one of the countries of the European Economic Area, except Liechtenstein) or to 50% as from March 1, 2010 if paid towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories.

 Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder  whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15% and a U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. For U.S. holders that are not individuals, the requirements for eligibility for Treaty benefits, including the reduced 15% withholding tax rate, contained in the “Limitation on Benefits” provision of the Treaty are complicated, and certain technical changes were made to these requirements by the new protocol. U.S. holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits  in light of their own particular circumstances.

French withholding tax will be withheld at the 15% Treaty rate if a U.S. holder has established before the date of payment that the holder is a resident of the United States under the Treaty by following the simplified procedure described below.

The gross amount of dividends that a U.S. holder receives (before the deduction of French withholding tax) generally will be subject to U.S. federal income taxation as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of the Company, such excess will be applied first to reduce such U.S. holder’s tax basis in its Shares or ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such Shares or ADSs.  As the Company does not maintain “earnings and profits” computations, holders should assume that all distributions constitute dividends.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011 with respect to the Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The Treaty has been approved for the purposes of the qualified dividend rules.  Based on the Company’s audited financial statements and relevant market and shareholder data, we believe that the Company was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2009 taxable year.  In addition, based on the Company’s audited financial statements and our current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate it becoming a PFIC for the 2010 taxable year. (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends paid by us in 2010 to a U.S. holder should constitute “qualified dividends”.

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

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2009, and also does not anticipate becoming a PFIC with respect to the year 2010. However, as discussed in Forms 20-f filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company's control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company's assets), there can be no assurance that the Company will not become a PFIC in future years.

U.S. holders that held Shares or ADSs at any time during the years when the Company was a PFIC and did not make certain U.S. tax elections (a "mark-to-market election" or a "QEF election") will be subject to adverse tax treatment.  For instance, such holders will be subject to a special tax at ordinary income tax rates on certain dividends that the Company pays and on gains realized on the sale of Shares or ADSs (‘excess distributions’) in all subsequent years, even though the Company ceased to qualify as a PFIC. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its Shares or ADSs.  It may be possible, in certain circumstances, for a holder to avoid the application of the PFIC rules by making a "deemed sale" election for its taxable year that includes the last day of the Company’s last taxable year during which it qualified as a PFIC.  The PFIC rules are extremely complex, and holders should consult their own tax advisers regarding the possible application of the PFIC rules to their Shares or ADSs and the desirability and availability of a "deemed sale election”.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2009, we had no outstanding foreign exchange sale  or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2009, approximately 70% of our total operating expenses were denominated in euro. During the same period, approximately 69% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2009 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €223,000 for the year ended December 31, 2009, compared to a increase of approximately €384,000 for the year ended December 31, 2008. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2009 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.568 million and €0.231 million of our outstanding indebtedness at December 31, 2009 and 2008, respectively, were denominated in Japanese yen. At December 31, 2007, we had no outstanding indebtedness denominated in Japanese yen. Approximately €9.7 million, €9.3 million and €15.3 million of our outstanding indebtedness at December 31, 2009, 2008 and 2007, respectively, were denominated in U.S. dollars. See “Risk Factors—Risks relating to the October 2007 Private Placement.”

 In addition, we had approximately €7.9 million, €9.6 million and €11.4 million of cash denominated in U.S. dollars at December 31, 2009, 2008 and 2007, respectively, and €1.0 million, €0.5 million and €1.0 million of cash denominated in Japanese yen at December 31, 2009, 2008 and 2007, respectively.

Item 12. Description of Securities Other than Equity Securities

Item 12.D. American Depositary Shares

Fees Payable by ADS Holders

The Bank of New York Mellon, as the Company’s Depositary, currently collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. With respect to our Senior Convertible Debenture contract, fees for delivery of ADS directly linked to a debenture conversion, a warrant exercise or the payment of quarterly interest shares are supported by the Company.

         The Depositary may collect fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable properly to pay the fees. The Depositary may collect its annual fee for Depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until fees for those services are paid.

Fees:		For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs	-	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property,
	-	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
$0.2 (or less) per ADS	-	Any cash distribution to ADS registered holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited to issuance of ADSs	-	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.
Registration or transfer fees	-	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	-	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	-	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	-	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	-	As necessary

Fees Payable to the Company by the Depositary

From January 1, 2009 to March 20, 2010, the following amounts were paid by the Depositary $90,000, $9,885.44 and $6,124.36, respectively for administration of ADR program, expenses linked to annual analysis and survey of the Company’s shareholder base and assistance for printing, mailing and distributing assembly meetings materials and proxees.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2009. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.

Management’s Report on Internal Control Over Financial Report

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

 Management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

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

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2009, there were no waivers of its applicability. Our code of ethics has previously been filed with the SEC and we have made it available on our website at http://www.edap-tms.com. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on July 22, 2005. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.  Our external auditors Ernst & Young Audit (“E&Y”) billed the following services related to our 2009 financial year:

Nature of the Fees	2009 (in €)	2008 (in €)	2007 (in €)
Audit fees	229,960	213,380	162,394
Audit-related fees	600	1,360	53,040
Tax fees
All other fees
Total	230,560	214,740	215,434

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

Tax Fees

Tax services consisted of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the review of tax returns, assistance with tax audits, as well as assistance relating to tax law. No tax services were rendered during the 2009 fiscal year.

All Other Fees

Other services mainly consisted of routine and administrative follow-up of patents and brand names. All these services were unrelated to the audits of our financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees

   Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2009, neither the Company nor affiliated purchasers made purchases of equity securities of the Company registered pursuant to Section 12 of the Exchange Act.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Exemptions from Certain NASDAQ Corporate Governance Rules

NASDAQ rules provide for exemptions from the NASDAQ corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We received from NASDAQ an exemption from compliance with one corporate governance standard that is contrary to the French corporate law. The exemption, and the practices followed by the Company, are described below.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of November 16, 2009.
4.1
(a) Commercial Leases dated October 1, 2002 and Amendment No. 1 dated October 15, 2002, between Maison
Antoine Baud and EDAP TMS S.A., EDAP S.A. and Technomed Medical Systems S.A. (together with an English translation thereof) (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F filed on
May 8, 2003 (File No. 000-29374)). (1)

(b) Amendment No. 2 to commercial leases between TMS S.A. and Maison Antoine Baud, signed on June 28, 2004
(incorporated herein by reference to Exhibit 4.2(b) to the annual report on Form 20-F filed on May 20, 2005 (File No.
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

4.5	Amended and Restated Depositary Agreement with Bank of New York), filed with the SEC on March 27, 2008 as Post-Effective Amendment No.1 to Form F-6 (File No. 333-07314). (1)
4.6	Supplement to 9% Senior Convertible Debendure Due October 30, 2012 (incorporated herein by reference to Exhibit 99.1 of the Form 6-K furnished on December 3, 2009 (File No. 333-07314). (1)
8.1	List of subsidiaries of EDAP TMS S.A. as of March 31, 2010.
11.1	Code of Ethics of the Company, approved by the Board of Directors on July 22, 2005. (1)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of Ernst & Young.

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.
Dated: March 31, 2010	/s/ MARC OCZACHOWSKI Marc Oczachowski Chief Executive Officer

Dated: March 31, 2010	/s/ ERIC SOYER Eric Soyer Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of EDAP TMS S.A.

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three years ended December 31, 2009. These consolidated financial statements are the responsibility of EDAP TMS's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAP TMS S.A. and subsidiaries at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG Audit

/S/ JACQUES FOURNIER
Represented by
Jacques Fournier

March 31, 2010
Lyon, France

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and 2008
(in thousands of euros unless otherwise noted)

ASSETS	Notes	2009	2008
Current assets
Cash and cash equivalents	2	11,590	13,827
Net Trade accounts and notes receivable	3	14,802	14,611
Other receivables	4	723	951
Inventories	5	3,794	4,023
Deferred tax assets	22-3	355	322
Other assets, current portion	6	870	909
Short-term investment	2	1,113	1,143
Total current assets		33,248	35,786
Other assets, non-current	6	861	1,330
Property and equipment, net	7	3,288	3,763
Intangible assets, net	8	103	102
Goodwill	8	2,412	2,412
Deposits and other non-current assets		466	471
Total assets		40,378	43,863
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	5,734	6,046
Deferred revenues, current portion	10	558	704
Social security and other payroll withholdings taxes		823	770
Employee absences compensation		466	450
Income taxes payable		124	38
Other accrued liabilities	11	3,784	3,908
Short-term borrowings	13	2,675	1,753
Current portion of capital lease obligations	12	837	708
Current portion of long-term debt	14	173	79
Total current liabilities		15,175	14,457
Deferred revenues, non current	10	330	582
Capital lease obligations, non current	12	1,372	1,311
Convertible debentures carried at fair value	14	8,934	8,901
Financial instruments carried at fair value	14	808	447
Long-term debt, non current	14	396	152
Other long-term liabilities	15	784	822
Total liabilities		27,799	26,672
Shareholders’ equity
Common stock, €0.13 par value; 10,909,833 shares issued and 10,510,305 shares outstanding; 10,006,333 shares issued and 9,582,593 shares outstanding;
at December 31, 2009 and 2008, respectively		1,418	1,301
Additional paid-in capital		29,961	27,145
Retained earnings		(14,436)	(6,668)
Cumulative other comprehensive loss		(3,131)	(3,285)
Treasury stock, at cost; 399,528 and 423,740 at December 31, 2009 and 2008, respectively		(1,233)	(1,301)
Total shareholders’ equity	16	12,579	17,191
Total liabilities and shareholders’ equity		40,378	43,863

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2009, 2008 and 2007
(in thousands of euros unless otherwise noted)

	Notes	2009	2008(2)	2007(2)
Sales of goods		13,775	12,547	11,752
Sales of RPPs & leases		5,444	4,664	4,814
Sales of spare parts and services		5,620	5,645	5,647
Total sales		24,839	22,856	22,213
Total net sales		24,839	22,856	22,213
Other revenues	17	46	197	113
Total revenues		24,885	23,053	22,327

Cost of goods		(7,847)	(8,395)	(7,130)
Cost of RPPs & leases		(2,768)	(2,546)	(2,169)
Cost of spare parts and services		(3,598)	(3,014)	(3,849)
Total cost of sales		(14,213)	(13,955)	(13,148)

Gross profit		10,672	9,099	9,179

Research and development expenses	18	(3,651)	(3,712)	(3,084)
Selling and marketing expenses		(6,401)	(5,684)	(5,476)
General and administrative expenses		(3,822)	(3,862)	(4,374)

Non-recurring operating expenses	19			(224)
Loss from operations		(3,202)	(4,159)	(3,979)
Financial (expense) income, net	20	(4,390)	5,232	(1,243)
Foreign currency exchange gain (loss), net		(101)	577	(254)
Other income (expense), net		-	(1)	16
Income (loss) before taxes		(7,694)	1,648	(5,461)
Income tax (expense) benefit	21	(72)	(51)	30
Net income (loss)		(7,766)	1,597	(5,430)
Basic income (loss) per share	22	(0.74)	0.17	(0.59)
Diluted income (loss) per share(1)	22	(0.74)	0.17	(0.59)
Basic Weighted average shares outstanding	22	10,510,305	9,582,593	9,200,757
Diluted Weighted average shares outstanding	22	10,567,563	9,658,295	9,200,757

(1)
Due to the net losses in 2009 and  2007, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in those years was excluded, as the effect would have been anti-dilutive.

(2)	Certain prior years amounts have been reclassified to conform to the current year’s presentation (see Note 1-15 Research and development costs)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2009, 2008 and 2007
(in thousands of euros unless otherwise noted)

	2009	2008	2007
Net income (loss)	(7,766)	1,597	(5,430)
Other comprehensive loss:
Foreign currency translation adjustments	123	(168)	(71)
Provision for retirement indemnities	32	(34)	5
Comprehensive income (loss), net of tax	(7,611)	1,395	(5,496)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2009, 2008 and 2007
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total

Balance as of January 1, 2007	8,817,007	1,212	25,476	(2,835)	(3,016)	(1,538)	19,300
Net loss				(5,430)			(5,430)
Translation adjustment					(71)		(71)
Warrants and stock options granted	383,750	39	420			237	695
Capital increase
Provision for retirement indemnities					5		5
Balance as of December 31, 2007	9,200,757	1,251	25,896	(8,265)	(3,082)	(1,301)	14,499
Net income				1,597			1,597
Translation adjustment					(168)		(168)
Warrants and stock options granted			699				699
Capital increase	381,836	50	550				599
Provision for retirement indemnities					(34)		(34)
Balance as of December 31, 2008	9,582,593	1,301	27,145	(6,668)	(3,285)	(1,301)	17,191
Net income				(7,766)			(7,766)
Translation adjustment					123		123
Warrants and stock options granted	24,212		312			68	380
Capital increase	903,500	117	2,504	(2)			2,620
Provision for retirement indemnities					32		32
Balance as of December 31, 2009	10,510,305	1,418	29,961	(14,436)	(3,131)	(1,233)	12,579

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009, 2008 and 2007
(in thousands of euros unless otherwise noted).

	2009	2008	2007
Cash flows from operating activities
Net income (loss)	(7,766)	1,597	(5,430)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,801	1,785	1,296
Change in fair value on Convertible Debentures	2,342	(3,465)	747
Change in fair value on Investors Warrants and Placement Agent Warrants	376	(3,238)	371
Other Non-cash compensation	528	684	72
Change in allowances for doubtful accounts & slow-moving inventories	(330)	394	412
Change in long-term provisions	294	325	(18)
Net capital loss on disposals of assets	119	255	407
Deferred tax expense/(benefit)	(57)	(77)	(161)
Net loss (gain) on sale of assets	—	—	—
Operating cash flow	(2,693)	(1,740)	(2,304)
Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	(903)	(3,467)	(1,599)
Decrease/(Increase) in inventories	(319)	(126)	(820)
Decrease/(Increase) in other assets	504	26	278
(Decrease)/Increase in trade accounts and notes payable	(307)	561	1,009
(Decrease)/Increase in accrued expenses, other current liabilities	54	152	707
Net increase/decrease in operating assets and liabilities	(971)	(2,854)	(426)
Net cash used in operating activities	(3,664)	(4,593)	(2,729)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(383)	(687)	(1,947)
Net proceeds from sale of leased back assets	1,079	1,108	1,192
Acquisitions of property and equipment	(320)	(373)	(513)
Acquisitions of intangible assets	(35)	(57)	(46)
Acquisitions of short term investments	(8)	(691)	(58)
Net proceeds from sale of assets	71		168
Increase in deposits and guarantees	(2)	(11)	(34)
Reimbursement of deposits and guarantees	—	—	—
Net cash used in investing activities	402	(712)	(1,238)
Cash flow from financing activities:
Proceeds from capital increase	2,620	600	352
Proceeds from long term borrowings, net of financing costs	499	238	11,876
Repayment of long term borrowings	(2,161)	(65)	(121)
Repayment of obligations under capital leases	(888)	(636)	(569)
Increase/(decrease) in bank overdrafts and short-term borrowings	922	159	285
Net cash used in financing activities	992	296	11,824
Net effect of exchange rate changes on cash and cash equivalents	33	1,313	(227)
Net increase/(decrease) in cash and cash equivalents	(2,237)	(3,696)	7,629
Cash and cash equivalents at beginning of year	13,827	17,523	9,894
Cash and cash equivalents at end of year	11,590	13,827	17,523

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces devices for treating stones of the urinary tract and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Germany, Italy and Asia.

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

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include EDAP TMS France SAS, EDAP Technomed Inc., Edap Technomed Sdn Bhd, Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd. and EDAP TMS Gmbh. Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996.  EDAP TMS Gmbh was created in July 2006. EDAP SA, a subsidiary incorporating HIFU activities merged all of its activity into EDAP TMS France SAS in 2008. All intercompany transactions and balances are eliminated in consolidation

1-4 Revenue recognition

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

Leasehold improvements.....................................   10 years or lease term if shorter
Equipment..............................................................   3-10 years
Furniture, fixtures, fittings and other ................   2-10 years

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

1-11 Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned. Under ASC 350, “Goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

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

Patents....................................................................   5 years
Licenses..................................................................   5 years
Trade name and trademark ..................................   7 years

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-13 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €738 thousand, €768 thousand and €645 thousand for the years ended December 31 2009, 2008 and 2007 respectively.

1-14 Income taxes

The Company accounts for income taxes in accordance with ASC 740, ‘‘Accounting for Income Taxes’’ Under ASC 740, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In accordance with ASC740, no provision has been made for income or withholding taxes on undistributed earnings of foreign subsidiaries, such undistributed earnings being permanently reinvested.

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

The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash.

In 2009, the company reviewed the presentation of its research tax credit and elected to change for the preferred classification as permitted under ASC 250-10.

As such the company reclassified the research tax credit amounting to €452 thousand in 2009 as a reduction of research and development expense instead of income tax. The 2008 and 2007 research tax credits amounting to €544 thousand and to €110 thousand respectively have also been reclassified from income tax to research and development expense.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.  Advertising costs amounted to €1,090 thousand, €1,408 thousand and €831 thousand for the years ended December 31 2009, 2008 and 2007 respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-17 Foreign currency translation and transactions

Translation of the financial statements of consolidated companies

The reporting currency of EDAP TMS S.A. for all years presented is the euro (€).  The functional currency of each subsidiary is its local currency. In accordance with ASC 830, all accounts in the financial statements are translated into euro from the functional currency at exchange rate as follows:

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

1-19 Derivative instruments

ASC 815 requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must classify the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses from derivative instruments are recorded in the income statement.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2009, the Company had three stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2009(1)	2008(1)	2007
Weighted-average expected life (years)	—	—	10
Expected volatility rates	—	—	75%
Expected dividend yield	—	—	—
Risk-free interest rate	—	—	4.4%
Weighted-average exercise price (€)	—	—	3.99
Weighted-average fair value of options granted during the year (€)	—	—	3.43

(1) The Company did not make any grants during the years ended December 31, 2008 and 2009.

1-21 Convertible debentures and detachable warrants

Convertible Debentures

On October 29, 2007, the Company issued $20 million in aggregate principal amount of non-secured, convertible debentures with detachable warrants. See Note 14 for further discussion. At the inception date, the Company elected to measure the instrument and the embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the convertible debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures, including the inducement option from the December 3, 2009 Supplement.

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

In accordance with ASC 815, the warrants issued to the investors in the convertible debentures (“Investor Warrants”) and the Placement Agent (“Placement Agent Warrants”) are classified as a liability because the Company may be required to net-cash and settle them upon the occurrence of certain events outside the control of the Company. We accounted for the Investor Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) as each balance sheet date. We used a binomial pricing model to determine the fair value of the Investor Warrants: the binomial model was developed to capture the specific nature of this instrument, and in particular the possibility the holder may exercise the call option at any time from the inception date. The application of the model to the warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the vested warrants.

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

1-22 Leases and Sales and leaseback transactions

In accordance with ASC 840, Accounting for Leases, we classify all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:
-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

We enter into sale and leaseback transactions from time to time. In accordance with ASC 840, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-23 New accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASUs”). The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements. However, throughout the notes to the consolidated financial statements, references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In June 2009, the FASB issued a new standard that revises the consolidation guidance for variable-interest entities.  The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity.  For EDAP, this standard is effective January 1, 2010.   The Company does not expect the adoption of this standard to have a material impact on  the  Company's  consolidated results of operations or financial condition.

In October 2009, the FASB issued ASU No. 2009-13 for Revenue Recognition (Topic 605): "Multiple Deliverable Revenue Arrangements". This Update establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue generating activities. This Statement is effective for fiscal years beginning on or after June 15, 2010.  The Company does not expect this ASU to impact the Company's financial statements once adopted.

In  January  2010,  the  FASB  issued ASU No. 2010-6, Improving Disclosures About Fair Value Measurements, that amends existing disclosure requirements under  ASC 820 by adding required disclosures about items transferring into and  out  of  levels  1  and 2 in the fair value hierarchy; adding separate disclosures  about  purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value  disclosures  about  the level of disaggregation. Since this standard impacts disclosure requirements only, its adoption will not have a material impact  on  the  Company's  consolidated results of operations or financial condition.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents are comprised of the following:

	December 31,
	2009	2008
Total cash and cash equivalents	11,590	13,827
Short term investments	1,113	1,143
Total cash and cash equivalents, and short term investments	12,703	14,970

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2009	2008
Trade accounts receivable	15,390	15,214
Notes receivable	274	189
Less: allowance for doubtful accounts	(862)	(792)
Total	14,802	14,611

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to €332 thousand, €149 thousand and €131 thousand, for the years ended December 31, 2009, 2008, and 2007.

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2009	2008
Value-added taxes receivable	90	226
Research and development tax credit receivable from the French State	452	701
Personnel advances	39	41
Other receivables from the French State	62	6
Others	80	(23)
Total	723	951

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2009	2008
Components, spare parts	3,656	4,541
Work-in-progress	317	592
Finished goods	627	302
Total gross inventories	4,600	5,435
Less: provision for slow-moving inventory	(805)	(1,412)
Total	3,794	4,023

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to €196 thousand, €390 thousand and €288 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

6—OTHER ASSETS

Other assets consist of the following:
	December 31,
	2009	2008
Deferred financing costs , current portion	469	470
Other prepaid expenses, current portion	401	439
Total	870	909

	December 31,
	2009	2008
Deferred financing costs , non-current	861	1,330

Deferred financing costs related to the debentures issued in the October 2007 private placement are being amortized over five years, the duration of the debt. The amortization of deferred financing costs, which is classified as financial expense, net, amounted to €470 thousand,  €470 thousand and €78 thousand, for the years ended December 31, 2009, 2008 and 2007, respectively.

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2009	2008
Equipment	8,270	8,839
Furniture, fixture, and fittings and other	2,718	1,884
Total gross value	10,988	10,723
Less: accumulated depreciation and amortization	(7,701)	(6, 960)
Total	3,288	3,763

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Depreciation and amortization expense related to property and equipment amounted to €1,097 thousand, to €1,273 thousand and €1,180 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

Capitalized costs on equipment held under capital leases of €3,251 thousand and €2,945 thousand and are included in property and equipment at December 31, 2009 and 2008, respectively. Accumulated amortization of these assets leased to third parties was €1,786 thousand and €1,531 thousand, at December 31, 2009 and 2008, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €350 thousand, €372 thousand and €374 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted ASC 350, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. ASC 350 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment, as the components within each operating segment have similar economic characteristics and thus do not represent separate reporting units. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2009.

The Company completed the required annual impairment test in the fourth quarter of 2009. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management in late 2009 and revised in early 2010, (ii) a discount rate of 15% for HIFU, 12.5% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

A one percentage point increase in the HIFU discount rate assumed in the impairment testing would not lead the company to record an impairment charge. Similarly, a one percentage point increase in the UDS discount rate assumed in the impairment testing would not lead the company to record an impairment charge.

Intangible assets consist of the following:

	December 31,
	2009	2008
Licenses	389	356
Trade name and trademark	591	531
Patents	412	412
Organization costs	363	363
Total gross value	1,755	1,662
Less: accumulated amortization	(1,652)	(1,560)
Total	103	102

 Amortization expenses related to intangible assets amounted to €32 thousand, €37 thousand and €37 thousand, for the years ended December 31, 2009, 2008 and 2007, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €35 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2009	2008
Trade accounts payable	4,061	5,065
Notes payable	1,673	981
Total	5,734	6,046

Trade accounts payable usually represent invoices with a due date of 90 days or less.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2009	2008
Deferred revenues on maintenance contracts	311	384
Deferred revenue on RPP	27	40
Deferred revenue on sale of devices	428	616
Deferral of the gain on sale-lease-back transactions	122	247
Total	888	1,286
Less long term portion	330	582
Current portion	558	704

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2009	2008
Provision for warranty costs	1,295	1,114
Value added tax payable	511	567
Accruals for social expenses	559	430
Conditional government subsidies(1)	814	954
Advance from debtors	0	252
Retirement indemnities	93	24
Accrued interests	267	323
Others	246	243
Total	3,784	3,908

(1) The maturity of conditional government subsidies depends on the nature of the project.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Changes in the provision for warranty costs are as follows:

	December 31,
	2009	2008
Beginning of year	1,114	874
Amount used during the year (payments)	(557)	(527)
New warranty expenses	738	768
End of year	1,295	1,114

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2009, this equipment consists of medical devices for an amount of €2,135 thousand and vehicles for an amount of   €74 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2009 are as follows:

December 31, 2009
2010	949
2011	704
2012	467
2013	281
Thereafter	26
Total minimum lease payments	2,427
Less: amount representing interest	(218)
Present value of minimum lease payments	2,209
Less: current portion	837
Long-term portion	1,372

Interest paid under capital lease obligations was €150 thousand, €110 thousand, and €64 thousand for the years ended December 31, 2009, 2008, and 2007, respectively.

12-2 Operating leases

As of December 31, 2009, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract has a lease term of nine years expiring at the option of the lessee at the end of a first four-year period, then a two-year and finally a three-year period, through 2011 (i.e. in 2006, 2008 or 2011).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	France	Japan

2010	292	214
2011	292	41
2012		1
Total	584	256

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Total rent expenses under operating leases amounted to €822 thousand, €753 thousand and €688 thousand for the years ended December 31, 2009, 2008 and 2007, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

13—SHORT-TERM BORROWINGS

As of December 31, 2009, short-term borrowings consist of €1,675 thousand of account receivables factored and for which the Company is supporting the risk of uncollectibility and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	January 13, 2010	Euribor + 0,5%

As of December 31, 2008, short-term borrowings consist of €753 thousand of account receivables factored and for which the Company is supporting the risk of uncollectibility and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	December 22, 2009	Euribor + 0,5%

14—LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2009	2008
Japanese yen term loan	568	231
Convertible debentures carried at fair value	8,934	8,901

Investor Warrants	702	392
Placement Agent Warrants	106	55
Financial instruments carried at fair value	808	447
Total	10,310	9,579
Less current portion	(173)	(79)
Total long-term portion	10,137	9,500

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Long-term debt at December 31, 2009 matures as follows:

2010	173
2011	174
2012	9,136
2013	800
2014	27
Total	10,310

As of December 31, 2009, long-term debt in Japan consists of 4 loans in Yen with the following conditions:

	Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	30,000,000	November 17, 2011	2.87%
	50,000,000	February 27, 2014	2.00%
	10,000,000	July 17, 2014	2.00%
	5,000,000	September 30, 2014	1.60%

As of December 31, 2008, long-term debt in Japan consists of a loan in Yen amounting to Yen30 million with a fixed interest rate at 2.87% due to mature on November 17, 2011.

As of December 31, 2009, and 2008, long-term in USD consists of a $20 million convertible debt with warrants, raised on October 29, 2007 through a Private Investment in Public Equity deal with selected investors – see Note 1-21 on the accounting treatment of the convertible debentures and the detachable warrants.

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

On August 24, 2009, one holder of Convertible Debentures elected to convert 2,892 debentures representing a total value of $2.892 million. Under the terms of the Convertible Debentures, the 2,892 debentures have been converted into 440,182 new shares, using the conversion price of $6.57.

On October 30, 2009, our shareholders adopted several resolutions allowing the Board of Directors to renegotiate our indebtedness with the maximum flexibility while staying within the limit of the dilution already authorized by shareholders on October 30, 2007 and February 26, 2009. On November 16, 2009, pursuant to these resolutions, the Board of Directors issued a Supplement to the current debentures offering a 12-month option to the bondholders to convert their debentures earlier out-of-the-money and be compensated by the payment of an accelerated interest premium, payable in shares, within the already authorized dilution limits. This Supplement was unanimously approved by the debenture holders on December 3, 2009, convened in a General Meeting (Masse).  For more information on the terms of the Supplement, see Exhibit 4.6 of this annual report.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Observable and unobservable inputs for fair value measurements: Given the classification established by ASC 820, the following table indicates each input or assumption and the level it belongs to:

Input	ASC 820 level	Comment
Share price	Level 1	Quoted price directly linked to the instrument
Risk free rate	Level 2	Observable input
Volatility	Level 3	Unobservable input
Credit Spread	Level 3	Unobservable input
Liquidity discount	Level 3	Unobservable input

Fair Value of  Investor Warrants:

The valuation model of Investor Warrants uses a binomial valuation model to capture the complexity of the instruments, and notably the possibility to exercise the call option at any time from the inception date.

As of October 29, 2007, the binomial model uses the following main assumptions and parameters:

-	Share price at inception date: $5.95
-	Strike price of warrants: $6.87
-	Risk free interest rate at 6 years: 4.11%
-	Share price volatility: 45%
-	Liquidity discount factor: 26.91%

As of December 31, 2008, the binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $1.44
-	Strike price of warrants: $6.87
-	Risk free interest rate at 6 years: 1.71%
-	Share price volatility: 84%
-	Liquidity discount factor: 37.59%

As of December 31, 2009, the binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $2.75
-	Strike price of warrants: $6.87
-	Risk free interest rate at 6 years: 2.11%
-	Share price volatility: 80%
-	Liquidity discount factor: 42.66%

At inception, the company used a 30-day volatility to fit the monthly arbitration step of its binomial valuation model. At December 31, 2008, given the peculiar market conditions and the erratic changes in stock volatility, the company, in agreement with third-party experts, determined that a share price volatility based on the residual lifetime of the convertible instruments would be more relevant and should then be used for assessing the fair value of the instruments. Share price volatility was determined using the historical volatility methodology.

On that basis, the unit fair value of Investor Warrants was $2.32 per warrant at inception date, $0.32 per warrant as of December 31, 2008, and $0.60 per warrant as of December 31, 2009. The total fair value for the 1,680,000 issued warrants was $3.890 million at inception date, $0.545 million at December 31, 2008 and $1.011 million at December 31, 2009.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of the Convertible Debt:

The total fair value of the convertible debt is the aggregate of the fair value of the underlying debt host instrument and the fair value of the embedded derivative (conversion option, including the inducement option from the December 3, 2009 Supplement. See above).

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
At December 31, 2009 the fair value has been measured considering any changes required in underlying assumptions, and mostly the risk free interest rate and the credit spread. With the support of third-party experts, the Company determined that the spread to be used over the risk-free rate was 28.51%, in line with the increase in risk-aversion on financial markets. The present value of the debt host at December 31, 2009 was $11.217 million taking into account the conversion of 2,892 debentures in August 2009.

The valuation model of the conversion option uses a binomial valuation model to capture the complexity of the instrument, and notably the continuous possibility of an arbitrage between holding common shares versus interest bearing bonds.

As of October 29, 2007, the binomial model uses the following main assumptions and parameters:

-	Share price at inception date: $5.95
-	Strike price of convertible debentures: $6.87
-	Risk free interest rate at 5 years: 4.04%
-	Share price volatility: 45%
-	Liquidity discount factor: 26.91%

As of December 31, 2008, the Binomial model uses the following main assumptions and parameters:
-	Share price at closing date: $1.44
-	Strike price of warrants: $6.57
-	Risk free interest rate at 5 years: 1.55%
-	Share price volatility: 84%
-	Liquidity discount factor: 37.59%

As of December 31, 2009, the Binomial model uses the following main assumptions and parameters:
-	Share price at closing date: $2.75
-	Strike price of warrants: $6.57
-	Risk free interest rate at 5 years: 1.56%
-	Share price volatility: 80%
-	Liquidity discount factor: 42.66%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

At inception, the company used a 30-day volatility to fit the monthly arbitration step of its binomial valuation model. At December 31, 2008, given the peculiar market conditions and the erratic changes in stock volatility, the company, in agreement with third-party experts, determined that a share price volatility based on the residual lifetime of the convertible instruments would be more relevant and should then be used for assessing the fair value of the instruments. Share price volatility was determined using the historical volatility methodology.

On that basis, the fair value of the conversion option was  $5.780 million ($7.909 million before liquidity discount) at inception date, $1,305 million ($2.091 million before liquidity discount) as of December 31, 2008, and $1,653 million ($2883 million before liquidity discount) as of December 31, 2009.

Placement Agent Warrants:

As part of the transaction costs, the Company granted to the bank acting as placement agent in the transaction warrants to purchase 188,965 shares of common stock, with a five year term and the following exercise prices: 121,765 shares at $6.57 per share and 67,200 shares at $6.87 per share. The fair value of the Placement Agent Warrants has been valued using the Black-Scholes option valuation method, using a 4.04% risk free interest rate and a 75% volatility at inception date, a 1.55% risk free interest rate and a 84% stock volatility at December 31, 2008 and a 1.56% risk free interest rate and a 80% stock volatility at December 31, 2009.

The following table summarizes the fair value of the entire indebtedness related to the convertible debentures, Investor Warrants and Placement Agent Warrants:

In ‘000 US Dollars	Total Fair Value At inception date	Total Fair Value At December 31, 2008	Total Fair Value At December 31, 2009	Conversion	Change in Fair Value in USD 2009 vs 2008
Convertible debt	16,110	12,388	12,870	(2,892)	3,374
Investor Warrants	3,890	545	1,011		466
Total	20,000	12,933	13,881	(2,892)	3,840
Placement Agent Warrants at $6.57	448	50	100		50
Placement Agent Warrants at $6.87	244	27	53		26
Total	20,692	13,010	14,034	(2,892)	3,916

The following table reflects the impact after translation in euros:

In ‘000 Euros	Total Fair Value At inception date	Total Fair Value At December 31, 2008	Total Fair Value At December 31, 2009	Conversion	Change in Fair Value in EUR (reflected in Financial income – See Note 20)	Exchange rate impact
Exchange Rate (USD/EUR)	1.4548	1.3917	1.4405		1.3917
Convertible debt	11,074	8,901	8,934	(2,019)	2,342	(290)
Investor Warrants	2,674	392	702		323	(13)
Total	13,748	9,293	9,636	(2,019)	2,665	(303)
Placement Agent Warrants	476	55	106		53	(2)
Total	14,224	9,348	9,743	(2,019)	2,719	(305)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2009	2008
Provision for retirement indemnities	771	771
Other	13	51
Total	784	822

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, certain subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2009 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases. Calculations have been performed by an actuary consultant.

The actuarial assumptions as of year-end are as follows:

	Pension Benefits – France
	2009	2008	2007

Discount rate	5.00%	5.50%	5.50%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	26	26	27

	Pension Benefits – Japan
	2009	2008	2007

Discount rate	1.25%	1.25%	1.50%
Salary increase	1.80%	1.80%	1.80%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The reconciliation between projected benefit obligations and the accumulated benefit obligations is as follows as of December 31, 2009 (in thousands of euros):

	France	Japan

Projected benefit obligation	262	435
Normal cost	20	41
Accumulated benefit obligation	175	383

Provision presentation according to ASC 715 in euro:

	France	Japan
Non current liabilities	262,147	341,432
Current liabilities	−	93,225
Non current asset	−	−
Accumulated other comprehensive income	67,696	(149,312)
Total	329,843	285,345

Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2009:

France	2009	2008	2007
Change in benefit obligations
Benefit obligations at beginning of year	256	240	218
Service cost	23	23	22
Interest cost	14	13	10
Plan amendments	-	-	-
(gain) / loss	(24)	(20)	(7)
Benefits paid	(7)	-	(3)
Benefit obligations at end of year	262	256	240
Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	7	-	3
Return on plan assets	-	-	-
Benefits paid	(7)	-	(3)
Fair value of plan assets at end of year	-	-	-
Unrecognized actuarial (gain) loss	(68)	(45)	(24)
Unrecognized prior service cost	-	-	-
Accrued pension cost	330	300	264

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Japan	2009	2008	2007
Change in benefit obligations
Benefit obligations at beginning of year	392	278	239
Service cost	45	44	31
Interest cost	5	5	4
Plan amendments	-	-	-
Termination benefits	-	-	-
(gain) / loss	14	35	(16)
Benefits paid	-	(57)	-
Exchange rate impact	(21)	87	20
Benefit obligations at end of year	435	392	278
Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	-	-
Return on plan assets	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at end of year	-	-	-
Unrecognized actuarial (gain) loss	149	158	104
Unrecognized prior service cost	-	-	-
Accrued pension cost	285	233	174

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2009, EDAP TMS S.A.’s common stock consisted of 10,909,833 issued shares, fully paid, and with a par value of €0.13 each. 10,510,305 of the shares were outstanding.

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

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. Distributable statutory retained earnings amounted to €19,581 thousand and €22,955 thousand at December 31, 2009 and 2008, respectively. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2009, the 399,528 shares of treasury stock consisted of (i) 349,988 shares acquired between August and December 1998 for €1,008 thousand, and (ii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 399,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 15-5).

16-5 Stock-option plans

As of December 31, 2009, EDAP TMS S.A. sponsored three stock purchase and subscription option plans:

On June 12, 2001, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 300,000 options to purchase pre-existing Shares, at a fixed exercise price to be set by the Supervisory Board. Under this plan, 35,425 options are still in force on December 31, 2009.

On January 29, 2004, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Under this plan, 150,000 options are still in force on December 31, 2009.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares and up to 105,328 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the 105,328 Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2007 Operating Income was €156 thousand. The impact on 2008 operating income, in accordance with ASC 718 was €661 thousand. The impact on 2009 operating income is €333 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On July 3, 2009, only 11,775 free shares out of the 625,000 right allocated, have been issued to certain employees of the Company upon reaching one performance milestone. All remaining rights to subscribe to free shares were cancelled as corresponding performance milestones were not met. As of December 31, 2009, no more right to subscribe to new shares was valid.

As of December 31, 2009, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2009		2008		2007
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	706,725	3.51	781,625	3.51	502,162	2.49
Granted					504,088	3,99
Exercised	(24,212)	2.07			(183,750)	2.03
Forfeited	(26,500)	3.36	(34,000)	3.59	(7,250)	2,60
Expired			(40,900)	3.37	(33,625)	3.81
Outstanding on December 31,	656,013	3.57	706,725	3.51	781,625	3.51
Exercisable on December 31,	420,719	3.33	342,929	3.00	234,787	2,63
Shares purchase options available for grant on December 31,	105,328		105,328		105,328	-

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at December 31, 2009:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	470,588	7,8	3.99	235,294	3.99
2.60	150,000	4.2	2.60	150,000	2.60
2.08(1)	32,000	1.8	2.08	32,000	2.08
2.02(2)	3,425	2.5	2.02	3,425	2.02
2.02 to 3.99	656,013	3.2	3.57	420,719	3.33

(1)
All the 32,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = €1.085).

(2)	All the 3,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = €1.0545).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the status of the non-vested shares as of December 31, 2009, and changes during the year ended December, 2009, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)	Free shares	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2009	363,816	2.97	11,775	5.39
Granted
Vested	(117,543)	2.97	(11,775)	5.39
Forfeited	(11,187)	2.97	-	-
Non-vested at December 31, 2009	235,086	2.97	-	-

17—OTHER REVENUES

Other revenues consists of the following:

	2009	2008	2007
Royalties	-	-	-
Grants and others	46	197	113
Total	46	197	113

In 2009, other revenues were mainly comprised of training and consulting services.

In 2008, EDAP TMS France invoiced €58 thousand to China Medical Technologies for consulting services and received grants of €59 thousand from ANVAR a French government agency

In 2007, EDAP SA invoiced €43 thousand to China Medical Technologies for consulting services.

18—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2009	2008	2007
Gross research and development expenses	(4,103)	(4,255)	(3,194)
Research Tax Credit	452	544	110
Net Research and development expenses	(3,651)	(3,712)	(3,084)

19—NON-RECURRING OPERATING EXPENSES

In 2009 and 2008, there were no non-recurring expenses.

In 2007, the Company recorded non-recurring expenses of €0.2 million including €0.5 million of employee termination expenses and €0.3 million of other income linked to the recovery of medical equipments from HealthTronics as part of the Termination Agreement.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

20—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2009	2008	2007
Interest income	252	412	331
Interest expense	(1,454)	(1,413)	(378)
Depreciation of prepaid expenses on debt grant	(469)	(469)	(78)
Changes in fair value of the Convertible Debentures	(2,342)	3,465	(747)
Changes in fair value of the Investor Warrants	(323)	2,931	(498)
Changes in fair value of the Placement Agent Warrants	(53)	307	127
Total	(4,390)	5,232	(1,243)

The interest expense related to the payment of the 9% interest coupon on the convertible debentures amounted to €1,214 thousand, €1,223 thousand and €218 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

21—INCOME TAXES

21-1 Loss before income taxes

Loss before income taxes is comprised of the following:

	2009	2008	2007
France	(6,153)	3,727	(4,945)
EDAP Inc	(1,848)	(1,896)	(87)
Other countries	307	(181)	(429)
Total	(7,694)	1,648	(5,461)

Certain prior years amounts have been reclassified to conform to the current year’s presentation

21-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2009	2008	2007
Current income tax expense:
France	-	(1)	(3)
Other countries	(79)	(35)	(58)
Sub-total current income tax expense	(79)	(36)	(61)
Deferred income tax (expense) benefit:
France	(50)	(81)	21
Other countries	57	65	70
Sub-total deferred income tax (expense) benefit	7	(15)	91
Total	(72)	(51)	30

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

21-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2009	2008
Elimination of intercompany profit in inventory	104	102
Elimination of intercompany profit in fixed assets	350	355
Other items	821	736
Net operating loss carryforwards	11,946	9,310
Total deferred tax assets	13,221	10,503
Capital leases treated as operating leases for tax	(91)	(11)
Other items	(72)	(120)
Total deferred tax liabilities	(163)	(130)
Net deferred tax assets	13,058	10,372
Valuation allowance for deferred tax assets	(12,703)	(10,050)
Deferred tax assets (liabilities), net of allowance	355	322

Net operating loss carryforwards of €5,458 thousand, €2,644 thousand, €656 thousand, €127 thousand, €0 thousand and €26,158 thousand as of December 31, 2009 are available at EDAP Technomed Inc., EDAP-TMS France S.A.S., Edap Technomed Co Ltd Japan, Edap Technomed Sdn Bhd Malaysia, EDAP TMS GmbH and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €11,946 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2009, €9,767 thousand out of these €11,946 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2013 through 2029. In accordance with ASC 740, a valuation allowance is recorded as realization of those amounts is not considered probable.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

21-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2009	2008	2007
French statutory rate	33.8%	33.8%	33.8%
Income of foreign subsidiaries taxed at different tax rates	0.4%	(2.6%)	0.5%
Effect of net operating loss carry-forwards and valuation allowances	(35.1%)	80.0%	(19.5%)
Non taxable debt fair value variation	(11.9%)	(137.5%)	(6.9%)
Non deductible entertainment expenses	0.7%	2.1%	(0.9%)
Other	11.3%	27.3%	(6.4%)
Effective tax rate	(0.9%)	3.1%	0.6%

Certain prior years amounts have been reclassified to conform to the current year’s presentation

21-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2009 there is no uncertainty in the Company’s tax positions. However, it must be noted that the French tax authorities requested in 2009 the reimbursement of a state aid received by EDAP-TMS France in 1994 for the acquisition of the activities of Technomed International. This aid was finally considered as an illegal State Aid by European Court of Justice  (C-214/07 "Commission of the European Communities us French Republic").
As a result of the ECJ’s decision, the French Tax Authorities have requested, by letter dated December 4, 2009, the reimbursement of the aid received by EDAP-TMS France. The requested amount was €772,822, including €374,156 of late interest.
The FrenchTax Authorities' position has been contested by the Company in a non-contentious letter in January 2010 on the basis that (i) the aid received in 1994 was actually compliant with the European Community regulations as it fell under the exemption for state aids to small businesses and (ii) most of the aid was used to acquire the Prostatron business, which was then resold in 2000, thus putting an end to the alleged breach of fair competition.

Based on this position, the Company made a prudential reserve amounting to €50,000.

 As a result, the effect on the retained earnings is the following:

	Unrecognized tax benefits
	2009	2008	2007
Balance as of January 1st,	-	-	-
Impact of tax positions taken during a prior period	-	-	-
Impact of tax positions taken during the current period	(50)	-	-
Impact of settlements with taxing authorities	-	-	-
Impact of a lapse of the applicable statute of limitations	-	-	-
Balance as of December 31st,	(50)	-	-

In 2009, the Company did not record any interest and penalties. In case of interest and penalties, they would be recognized as non-recurring operating expenses.The tax years that remain subject to examination by major tax jurisdictions are 2007, 2008 and 2009.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

22—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2009, 2008 and 2007 is as follows:

	For the year ended Dec. 31, 2009			For the year ended Dec. 31, 2008			For the year ended Dec. 31, 2007
	Income in euro (Numerator)	Shares (Denomin- ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per-Share Amount
Basic EPS

Income (loss) available to common Shareholders	(7,765,901)	10,510,305	(0.74)	1,597,189	9,582,593	0.17	(5, 430,460)	9,200,757	(0.59)
Effect of dilutive securities:
Stock options only in the money		57,258			75,702			516,730
Diluted EPS
Income (Loss) available to common shareholders, including assumed Conversions	(7,765,901)	10,567,563	(0.74)	1,597,189	9,658,295	0.17	(5,430,460)	9,717,487	(0.59)

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

23-2 Litigation

As of the date of these financial statements, the Company is not involved in any material legal proceedings.

23-3 Contingencies

The Company currently has contingencies relating to warranties provided to customers for products as described in Note 1-13 and Note 11.

24—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of ASC 825 ‘‘Disclosure about fair value of financial instruments.’’ The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company’s financial instruments are compared below to the recorded amounts at December 31, 2009 and 2008.

	December 31,		December 31,
	2009 Recorded Value	2009 Estimated Fair Value	2008 Recorded Value	2008 Estimated Fair Value
Assets:
Cash and cash equivalents	11,590	11,590	13,827	13,827
Trade accounts and notes receivable, net	14,802	14,802	14,611	14,611
Short term investment	1,113	1,113	1,143	1,143
Liabilities:
Short-term borrowings	2,675	2,675	1,753	1,753
Trade accounts payable	4,061	4,061	5,065	5,065
Notes payable	1,673	1,673	981	981
Convertible Debentures and other Long Term Debt	9,330	9,330	9,053	9,053
Investor Warrants	702	702	392	392
Placement Agent Warrants	106	106	55	55

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €0.9 million and €0.8 million, for the years ended December 31, 2009, and 2008, respectively.

Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2009, 2008 and 2007, the Company did not generate significant revenue with a single customer.

26—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2009, there were no outstanding hedging instruments.

27—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2009, 2008 and 2007 and the key balance sheet figures, by segment, for fiscal years 2009, 2008 and 2007.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, and goodwill are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2009	2008 (1)	2007 (1)
Segment operating loss	(3,202)	(4,159)	(3,979)
Financial income, net	(4,390)	5,232	(1,243)
Foreign Currency exchange (losses) gains, net	(101)	577	(254)
Other income, net	-	(1)	16
Income tax (expense) credit	(72)	(51)	30
Consolidated net loss	(7,766)	1,597	(5,430)

(1) Certain prior years amounts have been reclassified to conform to the current year’s presentation. See Note 1-15 of the consolidated financial statements – Research & Development costs.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by business unit is presented below for years ending December 31, 2009, 2008 and 2007:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2009
Sales of goods	3,663	10,113	-	-	13,775
Sales of RPPs & leases	4,267	1,177	-	-	5,444
Sales of spare parts and services	1,690	3,930	-	-	5,620
Total sales	9,620	15,219	-	-	24,839
Total net sales	9,620	15,219	-	-	24,839
External other revenues	7	39	-	-	46
Total revenues	9,627	15,258	-	-	24,885
Total COS	(4,173)	(10,040)	-	-	(14,213)
Gross margin	5,454	5,218	-	-	10,672
R&D	(974)	(868)	-	(1,810)	(3,652)
Selling expenses	(3,284)	(3,117)	-	-	(6,401)
G&A	(973)	(1,017)	(1,431)	(400)	(3,821)
Total expenses	(5,231)	(5,002)	(1,431)	(2,210)	(13,874)
Operating income (loss)	223	216	(1,431)	(2,210)	(3,202)
Total Assets	10,604	20, 322	9,065	387	40,378
Capital expenditures	309	410	19	2	740
Long-lived assets	2,685	3,327	158	99	6,269
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2008 (1)
Sales of goods	3,658	8,888	-	-	12,547
Sales of RPPs & leases	3,698	966	-	-	4,664
Sales of spare parts and services	1,705	3,941	-	-	5,645
Total sales	9,060	13,796	-	-	22,856
Total net sales	9,060	13,796	-	-	22,856
External other revenues	138	59	-	-	197
Total revenues	9,198	13,855	-	-	23,053
Total COS	(3,794)	(10,161)	-	-	(13,955)
Gross margin	5,405	3,694	-	-	9,099
R&D	(816)	(838)	-	(2,058)	(3,712)
Selling expenses	(2,960)	(2,724)	-	-	(5,684)
G&A	(887)	(841)	(2,036)	(97)	(3,862)
Total expenses	(4,663)	(4,403)	(2,036)	(2,156)	(13,258)
Operating income (loss)	742	(709)	(2,036)	(2,156)	(4,159)
Total Assets	10,690	20,000	1,746	11,429	43,863
Capital expenditures	673	327	128	-	1,128
Long-lived assets	3,048	3,371	171	157	6,747
Goodwill	645	1,767	-	-	2,412

(1) Certain amounts have been reclassified to conform to the current year’s presentation. See Note 1-15 of the consolidated financial statements – Research & Development costs.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2007 (1)
Sales of goods	3,831	7,921	-	-	11,752
Sales of RPPs & leases	3,879	936	-	-	4,814
Sales of spare parts and services	1,561	4,086	-	-	5,647
Total sales	9,271	12,943	-	-	22,213
Total net sales	9,271	12,943	-	-	22,213
External other revenues	60	53	-	-	113
Total revenues	9,331	12,996	-	-	22,327
Total COS	(3,940)	(9,208)	-	-	(13,148)
Gross margin	5,391	3,788	-	-	9,179
R&D	(1,168)	(998)	-	(918)	(3,084)
Selling expenses	(2,986)	(2,408)	-	(81)	(5,476)
G&A	(985)	(944)	(1,786)	(659)	(4,374)
Non recurring operating expenses	-	(7)	(512)	295	(224)
Total expenses	(5,139)	(4,357)	(2,298)	(1,363)	(13,157)
Operating income (loss)	252	(569)	(2,298)	(1,363)	(3,979)
Total Assets	9,876	18,578	3,696	12,851	45,003
Capital expenditures	1,109	1,354	44	-	2,507
Long-lived assets	3,029	4,059	82	217	7,387
Goodwill	645	1,767	-	-	2,412

(1) Certain amounts have been reclassified to conform to the current year’s presentation. See Note 1-15 of the consolidated financial statements – Research & Development costs.

 EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

28—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow-moving inventory
Restated balance as of January 1, 2007	681	928
Charges to costs and expenses	131	288
Deductions: write-off provided in prior periods	(77)	(195)
Restated balance as of December 31, 2007	735	1,021
Charges to costs and expenses	72	391
Deductions: write-off provided in prior periods	(15)	-
Restated balance as of December 31, 2008	792	1,412
Charges to costs and expenses	290	196
Deductions: write-off provided in prior periods	(220)	(803)
Restated balance as of December 31, 2009	862	805

29—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2009	2008	2007
Income taxes paid (refunds received)	(13)	74	142
Interest paid	759	382	291
Interest received	44	273	284

Non-cash transactions:	2009	2008	2007
Capital lease obligations incurred	2,209	2,019	1,557

30—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable (‘Trade accounts and notes payable’) under this contract were €52 thousand, €61 thousand and €71 thousand for 2009, 2008 and 2007 respectively.

Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €234 thousand, €539 thousand and €558 thousand in 2009, 2008 and 2007 respectively. As of December 31, 2009, receivables (‘Net trade accounts and notes receivable’) amounted to €67 thousand and payables to €14 thousand. As of December 31, 2008, receivables from Dae You amounted to €384 thousand and our payables to them amounted to €31 thousand.

The Company purchases certain technological elements from Siemens AG, an affiliate of its shareholder, Siemens France Holding. Total purchases (‘Cost of goods’) amounted to €216 thousand in 2009, €212 thousand in 2008 and €183 thousand in 2007. As of December 31, 2009, payables (‘Trade accounts and notes payable’) due to Siemens AG amounted to €2 thousand and as of December 31, 2008, payables due to Siemens AG amounted to €10 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

31—SUBSEQUENT SIGNIFICANT EVENTS AS OF MARCH 19, 2010

On March 10, 2010, one holder of Convertible Debentures elected to convert 1,300 debentures, representing a total value of $1.3 million. Under the terms of the Convertible Debentures and the above Supplement, 286,132 new shares were issued including 197,869 Conversion Shares and 88,263 Accelerated Interest Shares. Following this conversion, our total aggregate amount of our outstanding Convertible Debentures was reduced to $15,808,000.

Following the December 11, 2009 panel experts’ recommendations and our ongoing discussions with the FDA, we are currently evaluating all feasible options to optimize our US trial strategy in view of FDA approval of our Ablatherm device. See Item 4 – HIFU Division Clinical and Regulatory Status - Clinical and Regulatory Status in the United States.