Form 20-F
period 2010-12-31
EDAP TMS SA
filed 2011-03-31
CIK 1041934

As filed with the Securities and Exchange Commission on March 31, 2011
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
__ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934,
OR
X  ANNUAL REPORT PURSUANT TO SECTION 13 OR15(D) OF THE SECURITIES EXCHANGE ACT OF  1934
for the Fiscal Year Ended December 31, 2010
OR
__ TRANSITION REPORT PURSUANT TO SECTION 13 OR15(D) OF THE SECURITIES EXCHANGE ACT OF  1934
OR
__ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR15(D) OF THE SECURITIES EXCHANGE ACT OF  1934

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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010:             13,008,401 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                            Yes  [   ]          No       [X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                           Yes  [   ]No  [ X ]
Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.                         Yes     [ X ]          No     [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website , if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                                                            Yes   [   ]          No       [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   [    ]         Accelerated filer   [    ]              Non-accelerated filer   [  X  ]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  [   X ]    International Financial Reporting Standards as issued by the International Accounting Standards Board ___   Other ___

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ___   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                              Yes   [   ]          No       [ X ]

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

The following are registered trademarks of the Company in the United States: EDAP TMS® & associated logo, EDAP®, Technomed®, Ablatherm®, Ablasonic®, Ablapak®, Praktis®, Sonolith®, Sonolith i-sys®, @-REGISTRY®. Registration of Sonolith i-move trademark is currently being processed. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation:

-	the effects of intense competition in the markets in which we operate;
-	the uncertainty of market acceptance for our HIFU devices;
-	the clinical status of our HIFU devices;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	the uncertainty in the U.S. FDA approval process, mostly changes in FDA recommendations and guidance;
-	dependence on our strategic suppliers;
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the seasonal nature of demand for medical devices;
-	risks associated to the current uncertain worldwide economic and financial environment;
-	risks associated with the October 2007 private placement;
-	risks relating to ownership of our securities; and
-	changes in the fair value of the convertible debentures and warrants issued in the October 2007 private placement.

You should also consider the information contained in Item 3, ‘‘Key Information—Risk Factors’’ and Item 5, ‘‘Operating and Financial Review and Prospects,’’ as well as the information contained in our periodic filings with the Securities and Exchange Commission (the “SEC”) (including our reports on Form 6-K) for further discussion of the risks and uncertainties that may cause such differences to occur. Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated.  This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2008, 2009 and 2010 and the selected income statement data for the years ended December 31, 2008, 2009 and 2010 set forth below have been derived from our consolidated financial statements included in this annual report. The selected balance sheet data as of December 31, 2006 and the selected income statement data for the year ended December 31, 2006 have been derived from our audited consolidated financial statements as of and for the year ended December 31, 2006. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2006	2007	2008	2009	2010

INCOME STATEMENT DATA

Total revenues	20,265	22,327	23,053	24,885	23,708
Total net sales	20,174	22,213	22,856	24,839	23,202
Gross profit	8,319	9,179	9,099	10,672	9,455
Operating expenses	(11,365)	(13,158)	(13,258)	(13,874)	(13,272)
Loss from operations	(3,047)	(3,979)	(4,159)	(3,202)	(3,818)
Income (loss) before income taxes	(3,328)	(5,461)	1,648	(7,694)	(11,778)
Income tax (expense) benefit	(103)	30	(51)	(72)	(939)
Net income (loss)	(3,431)	(5,430)	1,597	(7,766)	(12,717)
Basic earnings (loss) per share	(0.39)	(0.59)	0.17	(0.74)	(0.98)
Diluted earnings (loss) per share	(0.39)	(0.59)	0.17	(0.74)	(0.98)
Dividends per share(1)	—	—	—	—	—
Basic weighted average shares outstanding	8,817,007	9,200,757	9,582,593	10,510,305	13,008,401
Diluted weighted average shares outstanding	8,817,007	9,200,757	9,658,295	10,567,563	13,094,235

BALANCE SHEET DATA
Total current assets	26,393	36,124	35,786	33,248	29,865
Property and equipment, net	3,211	4,179	3,763	3,288	2,877
Total current liabilities	10,926	12,884	14,457	15,175	14,658
Total assets	32,473	45,003	43,863	40,378	35,938
Long-term debt, less current portion	58	15,174	9,500	10,138	10,075
Total shareholders’ equity	19,300	14,499	17,191	12,579	8,900

(1)
No dividends were paid with respect to fiscal years 2006 through 2009 and subject to approval of the annual shareholders’ meeting to be held in 2011 the Company does not anticipate paying any dividend with respect to fiscal year 2010. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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
Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€

2006	0.84	0.75	0.79	0.76
2007	0.78	0.67	0.73	0.68
2008	0.80	0.62	0.68	0.72
2009	0.80	0.66	0.72	0.70
2010	0.82	0.69	0.75	0.75

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	End of Month	High	Low	Average
	€	€	€	€
2010
September	0.74	0.79	0.73	0.76
October	0.72	0.73	0.71	0.72
November	0.77	0.77	0.70	0.73
December	0.75	0.76	0.75	0.76
2011
January	0.73	0.78	0.73	0.75
February	0.73	0.74	0.72	0.73
March, through March 18, 2011	0.71	0.72	0.71	0.72

On March 18, 2011, the Noon Buying Rate was U.S.$1.00 = €0,71.

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

Risks Relating to Our Business

Our future revenue growth and income depend, among other things, on the success of our HIFU technology.

We depend on the success of our High Intensity Focused Ultrasound (“HIFU”) technology for future revenue growth and net income. Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in its commercialization phase in the European Union, Canada and other countries. However, the Ablatherm is not approved for commercial distribution in the United States. In December 2001, our request for an additional Investigational Device Exemption (“IDE”) from the U.S. Food and Drug Administration (“FDA”) to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. After redesigning the clinical protocol, we resumed and plan to complete the clinical trials in order to obtain FDA approval of the Ablatherm using the $17.4 million net proceeds of the October 2007 private placement. While we expect these funds to be sufficient to enable us to fund the clinical trials in their entirety, we cannot guarantee that the proceeds will in fact be enough to do so. We can also not guarantee that the FDA will accept the changes to the protocol that we may submit, based upon the December 11, 2009 panel recommendations and our ongoing discussions with the FDA. Finally, we cannot guarantee the successful completion of clinical trials nor can we guarantee that the FDA will grant approval to market a device even if clinical trials are conclusive and/or are successfully completed. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.”

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

The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources. Our HIFU devices that have not received regulatory approval may not prove to be effective or safe in clinical trials or may not be approved by the appropriate regulatory authorities. We do not anticipate receiving FDA approval for any HIFU device, including the Ablatherm, for the coming years, if at all. If our HIFU devices do not prove to be effective and safe in clinical trials to the satisfaction of the relevant regulatory authorities, our business, financial condition and results of operations could be materially adversely affected.

HIFU technology may not be accepted and adopted by the medical community.

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and effectiveness, and any marketing approvals that we may have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for full public reimbursement in Germany and Italy and partial reimbursement from private insurers in the United Kingdom, and evidence of the cost effectiveness of a therapy as compared to existing therapies. In February 2011, French Healthcare Authorities recently granted a special temporary reimbursement for the use of our HIFU technology in the treatment of localized prostate cancer, under certain clinical conditions. French Healthcare Authorities will review the clinical data gathered within the next five years in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that such definitive reimbursement code will be granted. Acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

Our cash flow is highly dependent on demand for our products.

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to seasonal demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories (see Item 8 – “significant changes as of March 31, 2011 with respect to recent events in Japan”). This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2010, 2009 and 2008, moreover, our operating cash flow was negative due to the cash requirements of operating activities, which we financed using cash and cash equivalents on hand. In addition, our 2010, 2009 and 2008 operating cash flow was negative due to the working-capital cash requirements, the cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure (“RPP”) model, and due to the sponsoring of the pre-market approval (‘‘PMA’’) trials for the FDA’s approval of our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States. Since we anticipate relying principally on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a RPP basis), since each of these activities generates smaller immediate revenues than device sales, and by the implementation of our U.S. clinical trials to seek the FDA’s approval. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. In 2006, we raised new equity funds via a $7.5 million private placement of ordinary shares in the form of ADSs, aimed at financing our new marketing and sales campaign to promote and develop the RPP business. Our future cash flow will be affected by the increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services. In October 2007, we raised a $20 million in a private placement of convertible debentures (the “Convertible Debentures”, as described in “Item 5 - Convertible Debentures”), aimed at financing our pre-market approval trial process to seek the FDA’s approval on our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States (our Ablatherm device, considered as a Class III device by the FDA, must receive pre-market approval by the FDA to ensure its safety and effectiveness). Our future cash flow will be affected by the expenses to fund the trials, while there is no assurance that our cash flow will in fact be enough to do so or that clinical trials will be successful or that the FDA will grant approval to market our device even if the trials are successfully completed.

We have a history of operating losses and it is uncertain when and if we will reach profitability.

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. In 2008, we had negative operating income in our UDS division, reflecting sharp price competition in this business together with non-optimal manufacturing costs on our newly developed Sonolith I-sys product range. In 2009, we had positive operating income in both HIFU and Urology Devices and Services (“UDS”) divisions which however were not sufficient to offset the cost of the Ablatherm-HIFU FDA PMA trials and the cost of our corporate activities thus resulting in a consolidated operating loss. In 2010, we had negative operating income in our HIFU division, reflecting a slowdown in HIFU activity which was not sufficient to offset the fixed costs of the division. We cannot assure investors that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market, our devices, in particular the Ablatherm, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies working with HIFU technology for the minimally invasive treatment of tumors, include Focus Surgery, Inc. (‘‘Focus Surgery’’), which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, Inc., USHIFU and International HIFU are also involved in marketing and distribution of the Sonablate. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. Philips Healthcare is also developing HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. In some cases, we also form cooperative arrangements with other companies. For example, on April 25, 2007, we signed an exclusive distribution agreement with China Medical Technologies (“Chinamed”), a Chinese company, to distribute their HIFU devices in the European Union and Russia once their devices are approved for use in those jurisdictions. Prior to this agreement, Chinamed had been developing HIFU products for various types of cancer tumors, but only marketing its HIFU products in China. In September 21, 2007, we entered into a Consulting Agreement with Chinamed, now Haifuning HIFU Technology (Beijing) Co. Ltd (“Haifuning”) pursuant to which we will assist them in obtaining market approvals in Europe for their HIFU products, for other pathologies than prostate cancer. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA, in the United States. In particular, our Ablatherm device is under clinical trials in the U.S. and, following the December 11, 2009 panel experts recommendations and our discussions with the FDA, we thoroughly evaluated all options based on inputs from our clinical and regulatory advisors. In April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study, completed the treatment of 134 patients in June 2010 and then  entered into the required 2-year follow-up phase. Clinical outcomes from these patients combined with our European long-term database will form the foundation of a submission to the FDA which we expect to occur in 2012. Consequently, we may not be able to follow the FDA recommendations with regards to our prospective study and its cryoablation comparative arm and to conduct our trials within the timeframe and budget we initially expected. Moreover, regulatory approval to market a product, if granted, may include limitations on the indicated uses for which it may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, ‘‘Information on the Company—Government Regulation’’ and “High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.”

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

Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. In contrast, procedures performed with our Ablatherm device are not reimbursed in the European Union countries with  the exception of Italy, Germany, the UK and on a special temporary basis in France, where procedures are partially reimbursed by either public healthcare systems or private insurers. We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

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

  Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, the outcome of such claims may be highly uncertain. The medical device industry has been characterized by extensive patents and other intellectual property rights litigation. Our products, including our HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by our technical and management personnel. An adverse determination in any such litigation or proceeding to which we become a party could subject us to significant liability to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign certain products or subject us to injunctions preventing the manufacture, use or sale of the affected products. In addition to being costly, drawn-out litigation to defend or prosecute intellectual property rights could cause our customers or potential customers to defer or limit their purchase or use of our products until the litigation is resolved. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division—UDS Division Patents and Intellectual Property.’’

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2010, approximately 66% of our total operating expenses were denominated in euro, while approximately 41% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2010, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs.

Our results of operations have fluctuated significantly from quarter to quarter in the past and may continue to do so in the future.

Our results of operations have fluctuated in the past and are expected to continue to fluctuate significantly from quarter to quarter depending upon numerous factors, including, but not limited to, the timing and results of clinical trials, changes in healthcare reimbursement policies, seasonality of demand for our products, changes in pricing policies by us or our competitors, new product announcements by us or our competitors, customer order deferrals in anticipation of new or enhanced products offered by us or our competitors, product quality problems and exchange rate fluctuations. Furthermore, because our main products have relatively high unit prices, the amount and timing of individual orders can have a substantial effect on our results of operations in any given quarter.

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

In accordance with the terms of our Convertible Debentures, we have the option to pay interest on the Convertible Debentures in shares. The current economic and financial environment has adversely affected and may continue to affect our share price, thus we may be unable to make payment in shares without significantly diluting the interest of the existing shareholders. If we are unable to issue shares on reasonable terms, we may need to make interest payments in cash, thus negatively affecting our working capital.

Further, the volatility in our share price due to the current economic and financial environment has had a direct impact on the valuation of the Convertible Debentures and warrants (the “Warrants” as defined in Item 5 – “Warrants” below) issued in the October 2007 private placement, which in turn could have a material adverse impact on our financial conditions.  See “Risks Relating to the October 2007 Private Placement— Changes in the fair value of the Convertible Debentures and warrants issued in the October 2007 private placement at each balance sheet date could have a significant impact on our financial condition and results of operations.”

If any of the above materializes, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the October 2007 Private Placement

If we fail to maintain the registration of our securities, we will be subject to substantial penalties.

Pursuant to the terms of the registration rights agreement we entered into in connection with the October 2007 private placement, we secured the registration of a portion of the securities deliverable upon conversion of the Convertible Debentures and in payment of interest under the Convertible Debentures as well as the securities deliverable upon exercise of the warrants. If we fail to maintain the effectiveness of any registration statement as required under the registration rights agreement, we are subject to significant penalties, including payment of liquidated damages. Failure to meet these obligations will cause us to incur substantial penalties in the form of liquidated damages and could, given the passage of time, lead to an event of default under the Convertible Debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation and our ability to continue as a going concern.

If we are required for any reason to repay our outstanding Convertible Debentures, we would be required to deplete our working capital or raise additional funds. Our failure to repay the Convertible Debentures, if required, could result in legal action against us, which could require the sale of substantial assets.

The Convertible Debentures are due and payable on October 30, 2012, unless sooner converted into ordinary shares. Any event of default could require the early repayment of the Convertible Debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquidated damages due in respect of the defaulted Convertible Debentures. If, prior to the maturity date, we are required to repay the outstanding Convertible Debentures in full, we would be required to use our working capital and raise additional funds. If we were unable to repay the Convertible Debentures when required, the Convertible Debentures holders could commence legal action against us to recover the amounts due. Any such action would have a material adverse effect on our financial condition and results of operations.

The issuance of shares upon conversion of the Convertible Debentures, exchange offer, exercise of outstanding Warrants and payment of interests on the Convertible Debentures will cause immediate and substantial dilution to our existing shareholders.

The issuance of ordinary shares upon conversion of the Convertible Debentures and exercise of the Warrants will result in substantial dilution to the interests of other shareholders since the selling shareholders may ultimately convert and sell the full amount issuable on conversion. Based on the conversion price of the Convertible Debentures and the exercise price of the Warrants at the closing of the October 2007 private placement, taking into account the December 2010 exchange offer extended to all Convertible Debentures and Warrants holders, up to 2,480,173 shares are issuable upon conversion and exercise, representing approximately 19% of our issued and outstanding share capital. In addition, interest on the Convertible Debentures is payable, under certain circumstances, in ordinary shares, under a formula which is tied to the trading price of our ADSs, and under which there is no upper limit of shares that may be required to be issued under our election to pay interest in ordinary shares. Although no single selling shareholder may convert its Convertible Debentures and/or exercise its Warrants if such conversion or exercise would cause it to own more than 4.99% of our outstanding ordinary, this restriction does not prevent each selling shareholder from converting and/or exercising a portion of its holdings, selling those securities and then converting the rest of its holdings. In this way, each selling shareholder could sell more than this limit while never holding more than this limit.

On June 24, 2010, our shareholders adopted several new resolutions and extended the validity of existing ones, allowing the Board of Directors to renegotiate our indebtedness with the maximum flexibility while remaining within the limit of the dilution already approved by shareholders, hence authorizing the issuance of a maximum of 6,512,370 new shares.

Based on these resolutions and in view of our debt restructuring and new projects financing, we filed a FormF-3 registration statement with the SEC on October 6, 2010 to register ordinary shares and warrants for a maximum amount of $9 million. Such registration statement was declared effective by the SEC on October 20, 2010.

Finally, pursuant to shareholders’ authorization and upon the Board of Directors delegation, the management extended an offer to all Convertible Debentures and Warrant holders to exchange all of their Convertible Debentures and warrants for ADRs in order to redeem part of our outstanding convertible debt. On December 29, 30 and 31, 2010, we entered into specific exchange agreements (the “Exchange Agreements”) with some of the debenture and warrant holders. Pursuant to these Exchange Agreements, we issued 1,441,743 new ordinary shares in the form of ADRs in exchange for 4,558 Convertible Debentures and 986,965 Warrants, reducing the nominal amount of our outstanding convertible debt to $10.5 million. In the future, we may extend other exchange offers to remaining Convertible Debentures and Warrant holders, or seek to negotiate new terms to further redeem our indebtedness; however, there is no certainty that we will be able to do so.

We may not be authorized to issue enough ordinary shares or be able to fulfill the conditions precedent to pay interest on the Convertible Debentures in the form of ordinary shares, and if we fail to do so after we have notified the Convertible Debentures holders of our intention to do so, an event of default under the Convertible Debentures could occur.

As noted above, interest on the Convertible Debentures is payable, under certain circumstances, in ordinary shares, under a formula which is tied to the trading price of our ADSs. In order to pay interest in this manner, we need to notify our debenture holders at least 21 trading days prior to the relevant interest payment date and fulfil certain conditions during that notice period, up to and including the date interest is paid. Any such notice is irrevocable. Interest paid in ordinary shares is paid at the “interest conversion rate”, which is based on the trading price of our ADSs during the notice period, after our irrevocable notice has been given. In the event our share price were to fall during the notice period, we would have to deliver a higher number of shares than we may have originally planned at the time we gave the irrevocable notice. In the event the number of shares we are required to deliver exceeds the number of shares we are then authorized by our shareholders to issue, we may not be able to deliver all of the interest shares then due. Additionally, if, on the day we pay interest, we do not fulfill the relevant conditions, we are not permitted to pay interest in the form of ordinary shares. In the event we are not able to deliver shares for any reason, we will be subject to late fees and our debenture holders may decline to receive interest paid in cash. In the event they do not accept payment in cash, we would not be able to make a complete interest payment or any interest payment at all, which will result in an event of default under the Convertible Debentures. An event of default with respect to the Convertible Debentures would have a material adverse effect on our financial conditions and results of operations.

Our increased leverage as a result of the sale of the Convertible Debentures and Warrants in the October 2007 private placement may harm our financial condition and results of operations.

Our total consolidated long-term financial debt as of December 31, 2010 was €10.4 million and represented approximately 29% of our total assets, including the current portion of indebtedness of approximately €0.322 million as of that date. Our level of indebtedness could have important consequences on our future operations, including:

•
Reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; and

•	Limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy.

Provisions in the Convertible Debentures could discourage an acquisition of us or an investment in us by a third party, even if the acquisition or investment would be favourable to investors.

The Convertible Debentures prohibit us from engaging in certain transactions, each known as a “fundamental transaction”, including any merger, the sale of all of our assets or a tender offer under which our shareholders are permitted to exchange their shares for cash, securities or property, unless the successor entity agrees to comply with the requirement to provide our debenture holders, upon conversion, with the same property provided to our existing shareholders under the terms of the fundamental transaction. In addition, if we are party to a “fundamental transaction” or “change of control” (as defined in the debenture) or agree to dispose of in excess of 40% of our assets, the holders have the right to require us to redeem the Convertible Debentures at their election shortly after they are notified of such a change. Any redemption under these circumstances will be at a premium equal to the higher of 130% of the then-outstanding principal amount of the debenture or the outstanding principal amount of the debenture, plus all accrued and unpaid interest, divided by the conversion price then in effect, multiplied by the VWAP (as defined in the debenture) then in effect.

In addition, under the terms of the securities purchase agreement we entered into in the October 2007 private placement, for so long as the Convertible Debentures are outstanding, we are required to offer the investors who purchased Convertible Debentures and Warrants in the October 2007 private placement the right to participate in certain types of financings we arrange in the future, up to 50% of the value of such financing. We must provide this opportunity unless the offering is an underwritten public offering or an “exempt issuance”. Exempt issuances include securities issued to our employees under plans, subject to certain volume limits, and  securities issued pursuant to strategic transactions with persons who are engaged in a business synergistic with ours. However, securities issued to persons who are not engaged in a synergistic business, such as a financial investor, are not exempt issuances.

The restrictions on the types of transactions we can engage in and the participation rights we may have to offer in future financings may result in discouraging third parties from engaging in these types of  transactions with us, even if such  transactions would be beneficial to us and our shareholders.

Changes in the fair value of the Convertible Debentures and Warrants issued in the October 2007 private placement at each balance sheet date could have a significant impact on our financial condition and results of operations.

We use various market parameters to evaluate the fair value of the Convertible Debentures and Warrants issued in the October 2007 private placement at each balance sheet date which could have a significant impact on our financial condition and results of operation as a result of changes in these market parameters. The following market parameters are most likely to change at each balance sheet date and the following paragraphs describe how hypothetical increases or decreases in those market parameters would have affected the U.S. Dollar fair value of the Convertible Debentures and Warrants as of December 31, 2010:

-
stock volatility: as of December 31, 2010 and every other market parameter being equal, an increase in the stock volatility of 5 percentage points would have resulted in an increase of 1% in the fair value of the Convertible Debentures and Warrants, and a decrease in the stock volatility of 5 percentage points would have resulted in a decrease of 1% in the fair value of the Convertible Debentures and Warrants.

-
the stock value: as of December 31, 2010 and every other market parameter being equal, an increase in the stock value of 10% would have resulted in an increase of 5% in the fair value of the Convertible Debentures and Warrants, and a decrease in the stock value of 10% would have resulted in a decrease of 5% in the fair value of the Convertible Debentures and Warrants.

-
the risk free interest rate: as of December 31, 2010 and every other market parameter being equal, an increase in the risk free interest rate of 1 percentage point would have resulted in a decrease of 0.5% in the fair value of the Convertible Debentures and Warrants, and a decrease in the risk free interest rate of 1 percentage point would have resulted in an increase of 0.2% in the fair value of the Convertible Debentures and Warrants.

-
credit spread: as of December 31, 2010 and every other market parameter being equal, an increase in the credit spread of 1 percentage point would have resulted in a decrease of 1% in the fair value of the Convertible Debentures and Warrants, and a decrease in the credit spread of 1 percentage point would have resulted in an increase of 0.7% in the fair value of the Convertible Debentures and Warrants.

-
liquidity discount factor: as of December 31, 2010 and every other market parameter being equal, an increase in the liquidity discount factor of 5 percentage points would have resulted in a decrease of 3% in the fair value of the Convertible Debentures and Warrants, and a decrease in the liquidity discount factor of 5 percentage points would have resulted in an increase of 3% in the fair value of the Convertible Debentures and Warrants.

-
combined sensitivity to market parameters: as of December 31, 2010, a 5 percentage point increase in stock volatility together with a 10% increase in the stock value, a 1 percentage point decrease in the risk free interest rate, a 1 percentage point decrease in the credit spread and a 5 percentage point decrease in the liquidity discount factor would have resulted in an increase of 11% in the fair value of the Convertible Debentures and Warrants; conversely, a 5 percentage point decrease in the stock volatility together with a 10% decrease in the stock value, a 1 percentage point increase in the risk free interest rate, a 1 percentage point increase in the credit spread and a 5 percentage point increase in the liquidity discount factor would have resulted in a decrease of 10% in the fair value of the Convertible Debentures and Warrants.

Risks Relating to Ownership of Securities

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price.

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in December 2010 was 528,234, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2010 and December 31, 2009, was $ 6.97 and $ 5.95, and $ 1.89 and $0.96, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2009 was 61,795 as opposed to 528,234 for the same period of 2010. The price of our securities, and our ADSs in particular, may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, regulatory considerations, results of clinical trials of our products  or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

We may issue additional securities that may be dilutive to our existing shareholders.

As set forth above, on June 24, 2010, shareholders adopted resolutions allowing the Board of Directors to issue new shares when renegotiating our indebtedness, only within the maximum 6,512,370 additional share limit already authorized by the shareholders, such limit is to be considered taking into account as of March 18, 2011, the conversions of Convertible Debentures and payments of quarterly interests paid in shares, hence reducing the maximum number authorized to be issued to 4,575,966. The issuance of additional ordinary shares, including any additional ordinary shares issuable pursuant to the exercise of preferential subscription rights that may not be available to all of our shareholders, would reduce the proportionate ownership and voting power of then-existing shareholders.

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Exchange Act, relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

We currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

We have not paid any dividend on our shares for the past five years and do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the October 2007 private placement, we agreed not to pay cash dividends on any of our equity securities. Thereafter, declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. See Item 8, “Financial Information—Dividends and Dividend Policy.”

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

History and Development of the Company

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a Société Anonyme organized under the laws of the Republic of France for 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. NATIXIS PRAMEX INTERNATIONAL Corp, 1251 Ave of the Americas – 34th floor, New York, NY 10020 – U.S.A, is our new agent for service of process in the United States as from January 1, 2010, replacing Mr. Lee Sanderson.

Founded in 1979, we originally specialized in the manufacturing and distribution of lithotripters (devices which use shockwaves to disintegrate urinary calculi) and produced the first piezo-electric lithotripter (using electric shocks produced by a piezo-component) in 1985. In 1994, we purchased most of the assets of Technomed International S.A. (‘‘Technomed’’) out of liquidation. Technomed was established in 1985 and launched an electrohydraulic lithotripter (using electric shocks produced by an electrode within a hydraulic system) in 1986 and the Prostatron, a medical device using TransUrethral Microwave Thermotherapy (“TUMT”) for the minimally invasive treatment of benign prostate hyperplasia (“BPH”) in the European Union in 1990. The assets we acquired in Technomed’s liquidation included the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters (Sonolith Praktis, Sonolith Vision and Sonolith Isys) and the Ablatherm HIFU device.

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

On April 3, 2007, we executed an Agreement and Release whereby HealthTronics agreed to transfer the Ablatherm FDA study to us. The Agreement and Release was amended on July 9, 2007. Under this Agreement and Release, HealthTronics agreed to pay us $600,000 under certain conditions linked to the registration of 200,000 shares it acquired under exercise of a portion of the 800,000 remaining warrants it had acquired pursuant to the Distribution Agreement. On September 29, 2009, HealthTronics’s commitment to pay us $600,000, related to the April 3 and July 9, 2007 Agreement and Release, was waived in compensation of a royalty-free, sublicense granted to us allowing us to use certain HealthTronics’s patents in the lithotripsy field.

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

In 2007, following the termination of the Distribution Agreement signed with HealthTronics, EDAP Technomed Inc, our Delaware registered fully owned subsidiary, regained the sponsorship of our Ablatherm IDE study and has pursued our clinical trials in the United States since then. Therefore, a portion of the proceeds resulting from our October 2007 private placement were transferred to EDAP Technomed Inc. to finance our U.S. Ablatherm-HIFU clinical trials.

Effective January 1, 2008, to clarify and simplify our French organizational structure, we merged the two operational French entities EDAP SA and Technomed Medical Systems SA into a single entity named EDAP TMS France S.A. (formerly Technomed Medical Systems SA), which is wholly owned by  EDAP TMS SA, the holding company.

On October 30, 2009, our shareholders adopted several resolutions allowing the Board of Directors to renegotiate our indebtedness with the maximum flexibility while staying within the limit of the dilution already authorized by shareholders on October 30, 2007 and Februay 26, 2009. On November 16, 2009, pursuant to the shareholders’ authorization, the Board of Directors issued a Supplement to the current Convertible Debentures allowing bondholders to convert their  Convertible Debentures earlier, with a lower exercise price and including by the payment of an accelerated interest premium, payable in shares, within the already authorized dilution limits. This Supplement was unanimously approved on December 3, 2009 by the general meeting of bondholders. It expired on December 2, 2010.

On March 10, April 23 and November 16, 2010, one holder of Convertible Debentures elected to convert a total of 2,050 Convertible Debentures, representing a total value of $2.1 million. Under the terms of the Convertible Debentures and the above Supplement, 440,206  new shares were issued. Following this conversion, our total aggregate amount of our outstanding convertible debenture was reduced to $15.1 million.

On June 24, 2010, our shareholders adopted several new resolutions and extended the validity of existing ones, allowing the Board of Directors to renegotiate our indebtedness while remaining within the limit of the dilution already authorized by shareholders.

On October 6, 2010, based on the above mentioned resolutions and in view of debt restructuring and new projects financing, we filed a Form-F3 registration statement with the SEC to register ordinary shares and warrants for a maximum amount of $9 million. Such registration statement was declared effective by the SEC on October 20, 2010.

On December 29, 30 and 31, 2010, pursuant to the above mentioned shareholders’ authorizations, the Management, upon the Board of Directors delegation, extended an offer to all senior debenture and warrant holders to exchange all of their Convertible Debentures and Warrants against ADRs in order to redeem part of our outstanding convertible debt and entered into the Exchange Agreements with some of the Convertible Debentures and Warrants holders. Pursuant to the Exchange Agreements, we issued 1,441,743 new ordinary shares in the form of ADRs in exchange for 4,558 Convertible Debentures and 986,965 Warrants, reducing the nominal amount of our outstanding convertible debt to $10.5 million.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €6.9 million, €9.6 million and €9.1 million  for 2010, 2009 and 2008, respectively (all in Europe and the rest of the world, outside certain countries in Asia (including Japan) and the United States where our Ablatherm-HIFU device is not approved yet). Total net sales for the UDS division were €16.3 million (including €7.8 million in Asia and €8.5 million in Europe and the rest of the world), €15.2 million (including €6.8 million in Asia and €8.4 million in Europe and the rest of the world) and €13.8 million (including €6.1 million in Asia and €7.7 million in Europe and the rest of the world), each for 2010, 2009 and 2008, respectively.

See Note 27 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5 “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. The HIFU division had total revenues of €6.9 million during the fiscal year ended December 31, 2010.

Our HIFU business is quite seasonal and generally linked to lengthly hospital decision and investment processes. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, South Korea, Canada, Australia, Taiwan, South Africa, New Zealand, the Philippines, Argentina, Mexico, Brazil and Russia. Clinical trials in the United States are underway. The HIFU division had an installed base of 86 Ablatherm machines worldwide (with an additional 8 used for clinical studies and other research and training purposes) and  265 trained clinical sites were using this technology as of December 31, 2010.

In addition to developing, manufacturing and marketing HIFU devices, the HIFU division also generates revenues from leasing equipment, as well as from the sale of disposables, spare parts and maintenance services. Our HIFU mobile treatment option provides access to the HIFU devices without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these devices and remunerate us on a RPP basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the device in some of the larger locations.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Treat Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new trend. The HIFU division intends to achieve this through a direct sales network in key European countries and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program. In addition to that current operational basis, we are seeking FDA approval to enter the U.S. market with our Ablatherm-HIFU device. For more information, see “HIFU Clinical and Regulatory Status”.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ The HIFU division maintained expenses at levels similar to 2009 on research and development (“R&D”) projects in 2010 to develop HIFU applications beyond prostate cancer. The division is considering sustaining R&D spending in 2011 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

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

HIFU Division Patents and Intellectual Property

As of December 31, 2010, the HIFU division’s patent portfolio contained 48 patents consisting of 19 in the United States, 23 in the European Union and Japan and 6 in Israel and the rest of the world. They belong to 22 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2010, one patent expired in the United States and four patents covering obsolete technologies were abandoned (one in Canada, two in Israel and one in Japan). One patent covering the Ablatherm disposable has been delivered in Japan. One patent covering a specific transducer and probe design dedicated to thyroid or others extracorporeal treatments has been approved in the United States. In accordance to our decision to extend our patent portfolio to China, a patent covering our integrated imaging technology used on the Ablatherm HIFU probe has been delivered in China. Finally a new  patent covering a specific transducer design for liver cancer treatment using HIFU technology has been delivered in France.

Nine additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (6), the United States (2), and the rest of the world (1) are also under review. These patents relate to new transducer design for both HIFU and high intensity collimated ultrasound (“HICU”) technologies.

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

Also in 2007, a clinical trial to evaluate the utility of contrast-enhanced ultrasound (CEUS) for the early diagnosis of local cancer recurrence after HIFU treatment was started in France. The preliminary results assessed that contrast-enhanced ultrasound is efficient in distinguishing residual viable prostate tissue from ablated tissue after HIFU prostate ablation. This study provides evidence that contrast echography can diagnose early cancer recurrences. This trial has been extended by an amendment allowing for 15 additional patients. Patient enrolment was completed in January 2011.

In 2009 a new clinical trial was started in France to validate a new strategy of minimally invasive treatment of  prostatic adenocarcinomas localized in a single lobe with HIFU. This concept of partial treatment is proposed as an intermediate option between active surveillance and whole prostate treatment. Partial treatment for this trial is hemiablation of the prostate in which a single prostatic lobe is ablated using HIFU in patients with prostate cancer that has a low risk of recurrence and for which the imaging and biopsy assessments show a unilateral cancer. The goal of hemiablation is to reduce the complications associated with standard treatments, notably the risks of incontinence and impotence. Clinical trial is still underway.

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

 On June 29, 2007, the FDA officially approved the transfer of the study to EDAP Technomed Inc. and the trials resumed as per the approved protocol. In October 2007, we completed a private placement raising net proceeds of $17.4 million allowing us to finance and conduct the U.S. trials for the expected period of time.

In March 2009, facing patient enrollment issues on the cryoablation comparative arm of the U.S. ENLIGHT study, we met with the FDA to propose alternatives to the approved protocol and its prospective comparative study.

On December 11, 2009, a Gastroenterology and Urology Devices Panel of the Medical Devices Advisory Committee (the “Panel”) was convened by the FDA. The Panel clearly indicated that prospective data was recommended for endpoint evaluation of treatments for localized prostate cancer. As a result of the Panel’s discussion, we met with the FDA on January 28, 2010 to further address options and alternatives to move forward with our HIFU trial in the U.S. The FDA confirmed the Panel’s recommendation for a prospective study and reiterated the Panel’s concerns regarding the concept of patient randomization and the follow-up period.

Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that we may not be able to follow FDA recommendations or to conduct our trials in the timeframe we initially expected and within an acceptable budget. In this respect, following the December 11, 2009 Panel experts recommendations and our discussions with the FDA, we thoroughly evaluated all options based on inputs from our clinical and regulatory advisors. In April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study and informed the FDA of such decision. We completed the treatment of 134 patients in June 2010 and  entered into the required 2-years follow-up phase. Clinical outcomes from these patients combined with our strong European long-term database will form the foundation of a submission to the FDA which we expect to occur in 2012. See Item 5, “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and Item 3, “Risk Factors” – “We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time. ”

Clinical and Regulatory Status in Japan

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

Clinical and Regulatory Status in China

On August 2, 2010, we entered into an exclusive distribution agreement with Shaw Han Biomedical Co. Ltd to distribute Ablatherm-HIFU throughout China, once approved by Chineses authorities. This agreement involves a two-stage process: Shaw Han will first be responsible for processing the marketing clearance application with China’s Food and Drug Administration for Ablatherm-HIFU, then they will lead the marketing and distribution of the device in China for four years post approval.

HIFU Clinical Data

As of December 31, 2010, our clinical Ablatherm-HIFU results has been published in 42 peer-reviewed renowned journals. The first clinical paper reporting long term results using Ablatherm-HIFU was published in November 2007. The results of the study confirm the efficacy of HIFU in patients with localized prostate cancer. In 2010, the results of a major multicentric study on 803 patients have been published showing a local control of the disease in 77.9% of the patients.

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

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 217,730, of which 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

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

We also believe that Ablatherm-HIFU is well positioned to address the growing demand for a ‘focal’ approach of localized prostate cancer which cannot be answered by surgery or radiation therapy.  ‘Focal’ treatment (also known as ‘partial’ or ‘zonal’ treatment, as opposed to ‘radical’ treatment) is providing an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life.

Other companies are working with HIFU for the minimally invasive treatment of tumors, including Focus Surgery, which has developed a device called the Sonablate SB500 for the treatment of localized prostate cancer. Misonix, USHIFU and International HIFU are also involved in the marketing and distribution of the Sonablate. Insightec, an Israeli company majority owned by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids. Haifu, a Chinese company developing HIFU products is addressing various cancers. Philips Healthcare is also developing HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU..

We have also entered into cooperative arrangements with other companies. On April 25, 2007, we signed an exclusive distribution agreement with Chinamed to distribute their HIFU devices in the European Union and Russia once their devices are approved for use in those jurisdictions. Prior to this agreement, Chinamed had been developing HIFU products for various types of cancer tumors, but only marketing its HIFU products in China. On September 21, 2007, we entered into a Consulting Agreement with Chinamed, now Haifuning, pursuant to which we will assist them in obtaining market approvals in Europe for their HIFU products. See Item 4, ‘‘Information on the Company—HIFU Division— HIFU Competition’’ and ‘‘Information on the Company—UDS Division.’’. See Risk Factors – risks relating to competition.

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

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €16.3 million to our consolidated net sales during the fiscal year ended December 31, 2010.

Our UDS business is quite seasonal and generally linked to lengthly hospital decision and  investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anaesthesia, and the resulting complications. The UDS division currently manufactures three models of lithotripters: the Sonolith Praktis, the Sonolith i-move and the Sonolith i-sys. The newly designed ESWL device: the Sonolith i-move is to gradually replace the Sonolith Praktis if and when the Sonolith i-move is approved in the United States and Japan. The UDS division has sold  600 ESWL lithotripters worldwide to this date and actively maintained or otherwise served 440 installed lithotripters as of December 31, 2010.

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

•
Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that our FDA-inspected, ISO 9001 (V:2008) certified and ISO 13485 (V:2003) certified facilities allow to offer manufacturing services to a wide range of potential medical equipment developers.

UDS Division Products

The UDS division offers the Sonolith i-move and Praktis to small and mid-size hospitals, while the Sonolith i-sys is offered to large hospitals that can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezo-electric elements of the LT02 (although the manufacturing of new machines was discontinued in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every ten treatments, respectively. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

Product	Procedure	Development Stage	Clinical and Regulatory Status

Sonolith	Electroconductive	Commercial	Approved for distribution:
Praktis	treatment of	Production	European Union
compact lithotripter	urinary stones		Japan
United States
Canada
Russia
South Korea
Australia
New Zealand
Taiwan

Product	Procedure	Development Stage	Clinical and Regulatory Status

Sonolith i-move	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		South Korea
South-East Asia
Peru
Colombia
Venezuela

Sonolith i-sys	Electroconductive	Commercial	Approved for distribution:
Praktis	treatment of	Production	European Union
compact lithotripter	urinary stones		South Korea
Canada
United States
Japan
Australia
Colombia
Peru

The Sonolith Praktis, the Sonolith i-move and the Sonolith i-sys rely on an electroconductive technology for shockwave generation. The electroconductive technology, which is derived from the electrohydraulic technology on which the first ESWL lithotripters were based, permits improved focusing of the shockwave, reduces the variability in the shockwave pressure and allows a better transfer of energy to the calculus. These features result in a faster, more effective treatment as compared to electrohydraulic lithotripters.

The UDS division’s ESWL customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. To increase its penetration of the market segment of smaller hospitals and outpatient clinics, the UDS division developed the Sonolith Praktis, an electroconductive lithotripter designed for smaller clinics which is more compact than the Sonolith i-sys, which is more fully dedicated and integrated electroconductive lithotripters for larger hospitals and can be used as a urological workstation to perform endourological procedures. The Sonolith i-move, launched in 2010 to gradually replace the Sonolith Praktis in the clinics and small hospitals segment, brings a novel approach to the market by offering a wide range of configurations to suit various budgets and various local market needs. The Sonolith i-move has also been very successful during the first few months of its commercial launch thanks to its innovative Visio-Track ultrasound stone localization: a unique 3D virtual system that uses Infrared stereovision technology to guide the treatment robotically.

UDS Division Patents and Intellectual Property

As of December 31, 2010, the UDS division’s patent portfolio contained nine patents consisting of two in the United States, four  in the European Union and Japan and three in Israel and the rest of the world. They belong to four groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

During 2010, one patent covering the real time ultrasound imaging technology on our i-sys device has been granted in France.

Five additional patents, one in the United States, three the European Union and one  in Japan are also in the examination process. These patents concern the i-sys lithotripter technology and our newly introduced i-move device.

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

UDS Division Regulatory Status

The Sonolith Praktis is available for commercial distribution in the United States, Canada, the European Union, Russia, South Korea, Australia, New Zealand, Taiwan and Japan. The Sonolith i-move is available for commercial distribution in the European Union, South Korea, South-East Asia, Peru, Venezuela and Colombia. The Sonolith i-sys is available in the European Union, South Korea, Canada, United States, Peru, Colombia, Japan and Australia. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines, even though we discontinued the manufacture of these machines.

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

Since its introduction in clinical practice nearly 30 years ago, ESWL has become the standard treatment for urinary calculi. ESWL consists of fragmenting calculi within the body using extracorporeal shockwaves without any surgery. We believe that the market for lithotripters includes both buyers looking for a sophisticated, higher-priced machine (generally hospitals and larger urology clinics) and buyers looking for simpler and less expensive machines (typically smaller clinics). We also believe that after a period of fast growth in the mid-1980s and early 1990s, the market for lithotripters is now mature and has become primarily a replacement and service and maintenance market in most of the world. Several geographical opportunities remain in under-equipped countries or in some countries where the national health system strategy is being reviewed for hospitals and clinics equipment.

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

UDS Division Services and Distribution

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. The UDS division distributes products on behalf of Andromeda in Japan and Lumenis in France.  We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets covering most of the world.

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

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. EDAP TMS France’s facilities are also subject to scheduled inspections by the FDA. EDAP TMS France has obtained the ISO 9001 (V:2008) and ISO 13485 (V:2003) certifications, which indicate compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Taiwanese, Japanese and Canadian regulations, as well as with the U.S. Quality System Regulation. See ‘‘—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

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

In addition, we lease office and/or warehouse facilities in Kuala Lumpur (Malaysia), Rome (Italy), Flensburg (Germany), Atlanta (U.S.A), Moscow (Russia), Seoul (South Korea), Fukuoka, Osaka, Sapporo and Tokyo (Japan).

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

The regulatory pathway for placement in the U.S. market may include the pre-market notification or PMA routes.  Regardless of the regulatory route to market, FDA has mandated the submission of clinical evidence of safety and effectiveness.

Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the U.S. Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors (or its representative, the GMED, in France) in the past few years.

Regulation in the European Union

In the European Union, we have received the ISO 9001 (V:2008) and ISO 13485 (V:2003) certifications, showing that we comply with standards for quality assurance and manufacturing and design process control. In the European Union, our products are also subject to legislation implementing the European Union Council Directive 93/42/EEC concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval ‘‘CE Marking.’’ Except in limited circumstances, member states of the European Union may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of our products bear the CE Marking.

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

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labour and Welfare (‘the “MHLW’’) under the license "Marketing Authorization Holder". Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys and the Prostatron are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

           Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2010, 2009 and 2008 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of  this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

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

Sales of RPP Treatments and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a RPP basis are recognized when the treatment procedure has been completed. If a contract of RPP includes a minimum number of treatments, the revenue is recognized on a linear basis over the contract period. For treatments in excess of minimum levels, the revenue is recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

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

Convertible Debentures

On October 29, 2007, the Company raised $20 million in non-secured, Convertible Debentures with detachable warrants. At the inception date, the Company elected to measure the instrument and its embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the Convertible Debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a Black & Scholes valuation model to measure the fair value of the Warrants as defined below and a binomial valuation model with a Company specific credit spread to measure the fair value of the Convertible Debentures. See Item 3, “Key Information—Risk Factors—Changes in the fair value of the Convertible Debentures and warrants issued in the October 2007 private placement of each balance sheet date could have a significant impact on our financial condition and results of operations”, Notes 14 and 20 to the consolidated financial statements for a detailed description of the fair value calculations and see Note 1-21 to our consolidated financial statements.

Warrants

As part of the October 2007 $20 million issuance of the Convertible Debentures, we issued warrants to both the investors in the Convertible Debentures and to the bank that assisted us as placement agent (the “Placement Agent”). Warrants granted to the Placement Agent (the “Placement Agent Warrants”) were cancelled last December 2010 when Placement Agent signed an Exchange Agreement with us to exchange its warrants against a certain number of ADRs. In accordance with ASC 815, the warrants issued to the investors in the Convertible Debentures (the “Investor Warrants” and together with the Placement Agent Warrants, the “Warrants”) are classified as a liability because the Company may be required to settle them on a net cash basis upon the occurrence of certain events outside the control of the Company. We accounted for the Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) at each balance sheet date. We use a Black & Scholes pricing model to determine the fair value of the Warrants. The application of the model to the Warrants requires the use of subjective assumptions, including historical share price volatility, the expected life of the Warrants, our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the Investor Warrants. See Item 3, “Key Information—Risk Factors—Changes in the fair value of the Convertible Debentures and warrants issued in the October 2007 private placement at each balance sheet date could have a significant impact on our financial condition and results of operations”, “— Convertible Debentures” above and Notes 14 and 20 to our consolidated financial statements.

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

Sales of RPP and leases include the revenues from the sale of Ablatherm treatment procedures and from the leasing of Ablatherm machines. We provide Ablatherms to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and pay us on the basis of the number of individual treatments provided. With this business model, the hospital or clinic does not make an initial investment until the increase in patient demand justifies the purchase of an Ablatherm. As a consequence, we are able to make Ablatherm treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, although more predictable stream of revenue and, if successful, should lead to more purchases of Ablatherms by hospitals and clinics in the long term. This activity has already increased significantly in the past years and now accounts for approximately half of the net sales of the HIFU division.

Sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of Prostatrons, ESWL lithotripters and Ablatherms.

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 36% of our total consolidated revenue in 2010. Net sales of goods in Asia represented approximately 45% of such sales in 2010 and consisted primarily of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 23% of such sales in 2010 and related primarily to ESWL lithotripters, reflecting the fact that approximately 51% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve are located in Asia (see Item 8 – “significant changes as of March 31, 2011 with respect to recent events in Japan”).

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2010, approximately 66% of our research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 41% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above amounted to €3.3 million, €3.7 million and €3.7 million in 2010, 2009 and 2008, respectively, representing approximately 14.1%, 14.7% and  16.1% of total revenues in 2010, 2009 and 2008, respectively. Consolidated research and development expenses included R&D government grants and tax credits of €0.5 million, €0.5 million and  €0.5 million in 2010, 2009 and 2008, respectively – See Note 1-15 of the consolidated financial statements – Research and development costs. Excluding R&D government grants and tax credits, consolidated research and development expenses amounted to €3.8 million, €4.1 million and €4.3 million in 2010, 2009 and 2008, respectively, representing approximately 16.0%, 16.5% and 18.5% of total revenues in 2010, 2009 and 2008, respectively. Research and development costs in 2010 and 2009 were primarily related to clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer (the cost of which represented 7% of total revenues in 2010). Beginning in 2011, management expects the budget for research and development expenses in Europe (excluding the conduct of FDA clinical trials in the United States) to level off at approximately 10% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on getting regulatory approvals and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €6.5 million in 2010, €6.1 million in 2009 and €5.7 million in 2008. Selling and marketing expenses included allowances for doubtful accounts of €0.2 million in 2010, €0.3 million in 2009, and included no allowance for doubtful accounts in 2008. The €0.4 million or 6.9% increase in selling and marketing expenses from 2009 to 2010 was primarily due to the €0.3 million increase in expenses to support sales efforts in the United States for the Lithotripsy division. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm-HIFU technology’s status as a standard of care for prostate cancer in Europe, and to sustain its worldwide market position in Lithotripsy.

In 2010, 2009 and 2008, we did not record any non-recurring operating expense.

Over the past several years, we have experienced declining sale prices in the market for ESWL lithotripters. In 2010, 2009 and 2008, however, our ESWL sales had a significant increase as a result of the success of our Sonolith Isys device launched in 2007 and our Sonolith i-move device launched in 2010, and a sustained commercial effort which allowed us to capture market share in both the European and Asian markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect unit sale prices for ESWL lithotripters worldwide to continue to decline and total market volumes to remain stable at current levels in the foreseeable future.

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

Fiscal Year Ended December 31, 2010 Compared to Fiscal Year Ended December 31, 2009

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 27 to our consolidated financial statements.

(in millions of euros)	2010	2009

Total revenues	23.7	24.9
Total net sales	23.2	24.8
Of which HIFU	6.9	9.6
Of which UDS	16.3	15.2
Total cost of sales	(14.3)	(14.2)
Gross profit	9.5	10.7
Gross profit as a percentage of total net sales	40.8%	43.0%
Operating expenses before FDA PMA	(11.3)	(11.7)
FDA PMA expenses	(1.9)	(2.2)
Total operating expenses	(13.3)	(13.9)
Operating loss before FDA PMA	(1.9)	(1.0)
Loss from operations	(3.8)	(3.2)
Net income (loss)	(12.7)	(7.8)

Total  revenues

Our total revenues decreased 4.7% from €24.9 million in 2009 to €23.7 million in 2010, principally due to decreased HIFU sales and the increase in lithotripsy equipment sales.

HIFU division. The HIFU division’s total revenues decreased 28.4% to €6.9 million in 2010 as compared to €9.6 million in 2009.

The HIFU division’s net sales of medical devices decreased 54.4% to €1.2 million in 2010, with four Ablatherm units sold, as compared €2.7 million and seven Ablatherm units sold in 2009.

Net sales of RPP treatments decreased 16.5%  to €3.5 million in 2010, in the context of a depressed economic environment.

Net sales of consumables decreased 27.5% to €0.8 million in 2010, and net sales of HIFU-related spare parts, supplies, leasing and services decreased 18.1% from €1.8 million in 2009 to €1.5 million in 2010.

Other HIFU-related revenues were stable at €6 thousand in 2010 from €7 thousand in 2009.

UDS division. The UDS division’s total revenues increased 10.2% from €15.3 million in 2009 to €16.8 million in 2010, mostly due to increased sales volumes in medical devices.

The UDS division’s net sales of medical devices increased 11.1% from €8.6 million in 2009 to €9.6 million in 2010 with 45 devices sold in 2010 compared to 39 units sold in 2009. Equipement sales in 2010 benefited from a €0.9 million favorable currency exchange rate impact, mostly on the Japanese Yen, while the average sales price decreased as a result of the product mix with a greater number of smaller, modular machines.

Net sales of UDS-related spare parts, supplies, leasing and services increased 2.0% from €6.6 million in 2009 to €6.7 million in 2010, primarily related to the success of the RPP-type sales of lithotripsy treatments, mainly in France.

Other UDS-related revenue increased from €39 thousand in 2009 to €500 thousand in 2010, with a €0.5 million Government grant as part of a small businesses aid program.

Cost of sales.

Cost of sales was stable from €14.2 million in 2009 to €14.3 million in 2010, and represented 61.4% as a percentage of net sales in 2010, up from 57.2% as a percentage of net sales in 2009.

Operating expenses.

Operating expenses decreased 4.3%, or €0.6 million, from €13.9 million in 2009 to €13.3 million in 2010. Operating expenses included R&D grants and tax credits of €690 thousand and €452 thousand in 2010 and 2009, respectively. Without the effect of the FDA PMA trials, operating expenses decreased €0.3 million or 2.7%, mainly due to the €0.8 million decrease in R&D, marketing, G&A and depreciation expenses and despite the €0.5 million increase in selling expenses, mostly related to the inception of our commercial organization in the United States.

The costs associated with the FDA PMA trial decreased 12.8% at €1.9 million in 2010 compared to €2.2 million in 2009, as a result of the completion in June of the most active recruitment and treatment phase of the trial, and the entering in the second half of the year in the less costly patient follow-up phase.

Excluding the FDA PMA trials, marketing and sales expenses increased €0.4 million, or 6.9%, mostly due to the €88 thousand decrease in expenses related to congresses and exhibitions, and the €0.5 million increase in selling expenses, mostly related to the inception of our commercial organization in the United States.

Excluding the FDA PMA trials, research and development expenses decreased 16.7% at €1.5 million in 2010 from €1.8 million in 2009, and comprised R&D grants and tax credits of €690 thousand and €452 thousand in 2010 and 2009, respectively.

Excluding the FDA PMA trials, general and administrative expenses and depreciation decreased 11.4% from €3.8 million in 2009 to €3.3 million in 2010.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €3.8 million in 2010, as compared to a consolidated operating loss of €3.2 million in 2009.

Excluding the expenses of the FDA PMA trials, the consolidated operating loss in 2010 was €1.9 million, an increase of  €0.9 million when compared to the previous year.

We realized an operating loss in the HIFU division of €0.6 million in 2010, compared to an operating profit of €0.2 million in 2009 and an operating profit in the UDS division of €0.1 million in 2010, as compared to €0.2 million in 2009.

Financial (expense) income, net. Financial (expense) income net was a loss of €8.8 million in 2010, including a €6.0 million expense due to the adjustment of the convertible debt to fair value, compared with a loss of €4.4 million in 2009, including a €2.7 million income due to the adjustment of the convertible debt to fair value.

Foreign currency exchange gains (loss), net. In 2010, we recorded a net foreign currency exchange gain of €0.9 million, mainly due to the variation of the euro against the U.S. dollar and the Japanese yen, compared to a loss of €0.1 million in 2009.

Other income (expense), net. No other income or expense in 2010 and 2009.

Income taxes. Income tax was an expense of €0.9 million in 2010, compared to an expense of €72 thousand in 2009. Income tax expense in 2010 comprised the reimbursement of a €0.8 million state aid received by the EDAP-TMS France in 1994. See Note 21-5 of the consolidated financial statements.

Net income  / (loss)

We realized a consolidated net loss of €12.7 million in 2010 compared with a consolidated net loss of €7.8 million in 2009. The €5.0 million variation in net loss was primarily due to the €9.4 million negative impact from the variation in the convertible debt fair value.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 27 to our consolidated financial statements.

(in millions of euros)	2009(1)	2008(1)

Total revenues	24.9	23.1
Total net sales	24.8	22.9
Of which HIFU	9.6	9.1
Of which UDS	15.2	13.8
Total cost of sales	(14.2)	(14.0)
Gross profit	10.7	9.1
Gross profit as a percentage of total net sales	43.0%	39.8%
Operating expenses before FDA PMA	(11.7)	(11.1)
FDA PMA expenses	(2.2)	(2.2)
Total operating expenses	(13.9)	(13.3)
Operating loss before FDA PMA	(1.0)	(2.0)
Loss from operations	(3.2)	(4.2)
Net income (loss)	(7.8)	1.6

(1)	Certain prior years amounts have been reclassified to conform to the current year’s presentation (see Note 1-15 “Research and development costs” to our consolidated financial statements).

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

The UDS division’s net sales of medical devices increased 14.8% from €7.5 million in 2008 to €8.6 million in 2009 with 39 devices sold in 2009 compared to 49 units sold in 2008. Equipment sales in 2009 benefited from a favorable change in product mix, as a greater proportion of high-end Sonolith Isys machines were sold, thus driving the 45.0% increase in average sales price in 2009.

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

Excluding the FDA PMA trials, marketing and sales expenses increased €0.4 million, or 6.8%, mostly due to the strengthening of sales teams in Europe and Japan, and to new allowances for doubtful accounts of €0.3 million in 2009.

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

Foreign currency exchange gains (loss), net. In 2009, we recorded a net foreign currency exchange loss of €0.1 million, mainly due to the weakening of the euro against the U.S. dollar and the Japanese yen, compared to a gain of €0.6 million in 2008.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2010.

Liquidity and Capital Resources

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to seasonal demand for medical devices. Seasonal demand has historically resulted in significant annual and quarterly fluctuations in trade and other receivables and inventories, and therefore led to significant variations in working capital requirements and operating cash flows that were not necessarily indicative of changes in our business. We believe our working capital is sufficient for our present working capital requirements although we have in the past experienced negative cash flows and associated risks to liquidity, and may in the future experience the same. Our negative cash flow situation is described in more detail below.

We anticipate that cash flow in future periods will be derived mainly from ongoing operations and any capital raising the Company would potentially undertake. As of the date of this annual report we do not employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, failure to meet our obligations arising out of the Convertible Debentures issued in the October 2007 private placement would cause us to incur substantial penalties in the form of liquidated damages and could, over the passage of time, lead to an event of default under the Convertible Debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation. See Item 3, “Key Information—Risk Factors—Risks Relating to the October 2007 Private Placement.”

(in thousands of euros)	2010	2009	2008

Net cash used in operating activities	(3,818)	(2,996)	(4,593)
Net cash used in investing activities	(685)	402	(712)
Net cash used in financing activities	652	323	296
Net effect of exchange rate changes	(369)	33	1,313
Net increase/(decrease) in cash and cash equivalents	(4,221)	(2,237)	(3,696)
Cash and cash equivalents at the beginning of the year	11,590	13,827	17,523
Cash and cash equivalents at the end of the year	7,369	11,590	13,827

Total cash and cash equivalents, and short-term investments at the end of the year	8,888	12,703	14,970

Our cash position as of December 31, 2010, 2009 and 2008, was €8.9 million (including €1.5 million of short-term treasury investments), €12.7 million (including €1.1 million of short-term treasury investments) and €15.0 million (including €1.1 million of short-term treasury investments), respectively. We experienced negative cash flows of €4.2 million, €2.3 million and €3.7 million in 2010, 2009 and 2008, respectively. In 2010, our negative cash flow situation was primarily due to the lack of significant additional external financing and the negative cash flows from operations. In 2009, our negative cash flow situation was primarily due to the lack of significant additional external financing, however, our cash needs were reduced when compared to the previous year due  to cash improvements from the operating activities. In 2008, our negative cash flow situation was primarily due to the lack of external financing similar to the capital raising activities in 2007 and the negative cashflow operations.

In 2010, net cash used in operating activities was €3.7 million compared with net cash used in operating activities of €3.0 million in 2009 and €4.6 million in 2008, respectively.

In 2010, net cash used in operating activities reflected principally:

-	a net loss of €12.7 million;
-
elimination of €8.3 million of net expenses without effects on cash, including €1.2 million of depreciation and amortization and a loss of  €6.1 million due to variation of the fair value of financial instruments (Convertible Debentures and Warrants);

-	a decrease in trade accounts receivable of €0.1 million;
-	a decrease in other receivables of €0.1 million
-	an increase in inventories of €0.4 million;
-	an increase in payables of €0.2 million;
-	a decrease in prepaid expenses of €0.9 million; and
-	a decrease in accrued expenses of €0.2 million.

In 2009, net cash used in operating activities was €3.0 million compared with net cash used in operating activities of €4.6 million in 2008 and €2.7 million in 2007, respectively.

In 2009, net cash used in operating activities reflected principally:

-	a net loss of €7.8 million;
-
elimination of €5.1 million of net expenses without effects on cash, including €1.8 million of depreciation and amortization, €0.3 million of change in long-term provisions and a loss of  €2.9 million due to variation of the  fair value of financial instruments (Convertible Debentures and Warrants);

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
-
elimination of €3.3 million of net expenses without effects on cash, including €1.8 million of depreciation and amortization and the €6.7 million profit due to changes in the fair value of financial instruments (Convertible Debentures and Warrants);

-	an increase in trade accounts receivable of €3.5 million, mostly due to the exceptionally high level of sales in December 2008;
-	an increase in inventories of €0.1 million;
-	an increase in payables of €0.6 million; and
-	an increase in accrued expenses and other current liabilities of €0.2 million.

In 2010, net cash used in investing activities was €685 thousand compared with net cash generated of €402 thousand in investing activities in 2009 and €712 thousand in 2008.

Net cash used in investing activities of €685 thousand in 2010 reflected investments of €0.2 million in capitalized assets produced by the Company, mostly lithotripsy machines used for commercial demonstrations and training, an investment of €0.4 million in property and equipment, net proceeds from sales of leased-back assets of €0.3 million and acquisition of short-term investments for €0.4 million.

Net cash generated in investing activities of €402 thousand in 2009 reflected investments of €0.4 million in capitalized assets produced by the Company, mostly HIFU devices used on the RPP basis, an investment of €0.4 million in property and equipment, and net proceeds from sales of leased-back assets of €1.1 million.

In 2008, net cash used in investing activities was €712 thousand, reflecting investments of €0.7 million in capitalized assets produced by the Company (mainly Ablatherm devices as a support of the RPP business model in HIFU), an investment of €0.4 million in property and equipment, and net proceeds from sales of leased-back assets of €1.1 million.

In 2010, net cash provided by financing activities was €652 thousand compared with net cash provided in financing activities of €323 thousand in 2009, and net cash generated of €296 thousand in 2008.

Net cash provided by financing activities of €0.65 million in 2010 reflected principally the €9.0 million increase in capital related to the issuance of new shares, a long-term debt increase of €0.6 million through the Japanese and Italian subsidiaries, repayment of long term borrowing for €7.4 million, repayment of capital lease obligations totaling €0.8 million and an increase of €0.6 million in bank overdrafts.

Net cash provided by financing activities of €0.3 million in 2009 reflected principally the €2.6 million increase in capital related to the issuance of new shares in payment of the interest coupons on the convertible debt and the U.S. $ 2.9 million partial conversion of the convertible debt, a long-term debt increase of €0.5 million through the Japanese subsidiary, repayment of long term borrowing for €2.2 million, repayment of capital lease obligations totaling €0.9 million, and an increase of €0.3 million in bank overdrafts.

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

                Our future cash flow may also be affected by the expansion of our mobile RPP business. In 1999, in an effort to increase the availability of our equipment, we implemented a new marketing strategy of leasing our medical devices on a monthly, quarterly or yearly basis, rather than selling them directly to end-users, and in 2002, we began to develop our mobile activity by making certain devices available to hospitals and clinics free of charge, charging instead on the basis of each procedure that was performed. Relative to the sale of devices, this business model initially generates smaller, but more predictable cash flows. The RPP model is now established in Europe as a growth and profitability model, and we will continue to expand this business model in the near future. See Item 4 - HIFU Division Business Overview. On October 31, 2007, we completed the private placement of $20 million aggregate principal amount of our 9% Senior Convertible Debentures due 2012. In addition, the purchasers of the Convertible Debentures and our Placement Agent received warrants to purchase our ordinary shares, which expire in 2013. The October 2007 private placement resulted in net proceeds of approximately $17.4 million.  In August 2009, bonds for a total value of $2.9 million were converted, thus reducing the outstanding principal amount of the convertible debt from $20 million to $17.1 million. In March, April and November, 2010, additional Convertible Debentures were converted for a total value of $2.1 million, thus reducing the outstanding principal amount of the convertible debt from $17.1 million to $15.1 million. In December, 2010,  certain bondholders and the Placement Agent accepted an offer to exchange all of their Convertible Debentures and warrants against ADRs; as a result, the outstanding principal amount of the convertible debt was further reduced by $4.6 million to $10.5 million and a total of 986,965 warrants were cancelled. The terms of the Convertible Debentures allow us to use the proceeds of the private placement to finance costs associated with the regulatory approval for the commercialization of Ablatherm HIFU in the United States (including related clinical trials) and for general and administrative expenses. The warrants may be exercised for cash or, under certain circumstances, through a cashless exercise procedure. If all of the outstanding warrants issued under the October 2007 private placement were fully exercised for cash, we would receive approximately $6.1 million in cash from those warrant holders. For more information on the terms of the Convertible Debentures and the use of proceeds relating to the issuance of the Convertible Debentures, see the Form of Securities Purchase Agreement dated as of October 29, 2007, included as Exhibit 4.5 to this annual report.

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2010, there were no outstanding hedging instruments.

Contractual Obligations and Commercial Commitments as of December 31, 2010 (in thousands of euro, excluding interest expenses)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	2,031	2,031	—	—	—
Long-Term Debt	10,397	322	9,871	204	—
Capital Lease Obligations.	1,649	688	797	164	—
Operating Leases.	739	578	161	—	—

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board issued new accounting guidance that requires entities to allocate revenue in multiple-element arrangements using estimated selling prices of the delivered goods and services based on a selling price hierarchy. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. This new approach is effective prospectively for multiple-element revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect adoption to have a material impact on the Company’s financial position or results of operations.

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

Research tax credit amounted to €326 thousand in 2010 and €452 thousand in 2009 and were classified as a reduction of research and development expense. The 2008 research tax credit amounting to €544 thousand has also been reclassified from income tax to research and development expense.

Off-Balance Sheet Arrangements

At December 31, 2010, we have no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of March 31, 2011. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.4 million.

Name Age Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A. and President of the HIFU Division and the UDS Division.

Age : 41
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

Eric Soyer	Chief Financial Officer of EDAP TMS S.A.

Age 44
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

Philippe Chauveau Age: 75 Mandate: 6 years Appointment : Apr. 8, 1997 (renewed) Expiration : June 2014
In 1997, Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board.  In 2002, the Company’s two-tiered board structure was replaced by a single Board of Directors with Philippe Chauveau serving as Chairman and CEO until 2004 when he was succeeded as CEO. From 2000 to 2007, Philippe Chauveau served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. He is also personal executive coach to senior research leaders at Hoffmann LaRoche. Additionally, he is involved in management development programs at Solvay Business School in Brussels, Belgium.  He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Pierre Beysson Age: 69 Mandate: 6 years Appointment : Sept. 27, 2002 (renewed) Expiration : June 2014
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat on a number of boards of companies related to the Accor Group. He is now a mergers and acquisitions consultant. Before his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and has an MBA from Harvard Business School.

Argil Wheelock Age: 63 Mandate: 6 years Appointment : June 25, 2009 Expiration : June 2014
Dr. Argil Wheelock was elected as a member of the Company's Board of Directors in June 2009. Dr. Wheelock, a U.S. board certified urologist, is currently Chief of Urology at Erlanger Medical Center, a tertiary care and teaching hospital in Chattanooga, Tennessee. He is Chief Medical Advisor to HealthTronics Inc., a subsidiary of Endopharmaceuticals, a NASDAQ company. HealthTronics is a leading U.S. provider of urological services and products. From 1996 to 2005, Dr. Wheelock served as Chairman and CEO of HealthTronics, a publicly traded NASDAQ company where he was a founder. He has built a successful track record introducing new medical devices to the U.S. and navigating the FDA approval process. He is widely known among the U.S. urological community for bringing clinical benefits to patients and economic value to urology practices. Dr. Wheelock graduated from the University of Tennessee College of Medicine and completed urological training at Mount Sinai Hospital in New York City.

Rob Michiels Age: 61 Mandate: 6 years Appointment : July 16, 2009 Expiration : June 2014
Rob Michiels was elected as a member of the Company's Board of Directors in July 2009. He is a 30-year U.S. veteran of the medical device industry. He currently serves as chief executive officer (CEO)  of CardiAQ Valve Technologies, a venture funded start-up developing Transcatheter Mitral Valve Implantation.  He previously served as chief operating officer (COO) of CoreValve; and as President and COO of InterVentional Technologies. He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of CardiAQ Valve Technologies and of Embolization Prevention Technologies, both privately held companies. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. Fluent in English, French and Dutch languages, he holds a bachelor's degree in economics from Antwerp University in Belgium and a Masters in business administration (MBA) from Indiana University.

Compensation and Options

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2010 was approximately €0.505 million (including performance bonuses of €0.102 million). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2010.

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

Audit Committee

The Board of Directors’ Audit Committee comprises all four members of the Board, each an  independent director: Mr. Pierre Beysson, acting as Head of the Audit Committee, Mr. Philippe Chauveau, Dr. Argil Wheelock and Mr. Rob Michiels. The purpose of the Audit Committee, in accordance with its annually approved charter, is to:

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

-
Prepare the Audit Committee report, the Audit Committee may request any officer or employee of the Company or our outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Employees

 As of December 31, 2008, we employed 149 individuals on a full-time basis, as follows:
	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	16	31	19	11	4	2	13	96
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	9	0	15	0	2	0	3	29
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
Russia	1	0	0	0	0	0	0	1
USA	0	0	0	0	0	1	0	1
Total	36	31	39	11	6	3	23	149

As of December 31, 2009, we employed 154 individuals on a full-time basis, as follows:
	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	16	30	19	13	4	2	15	99
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	2	9
Japan	12	0	13	0	2	0	3	30
Malaysia	2	0	3	0	0	0	3	8
South Korea	1	0	0	0	0	0	1	2
USA	0	0	0	0	0	1	0	1
Total	39	30	37	13	6	3	26	154

As of December 31, 2010, we employed 151 individuals on a full-time basis, as follows:
	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	16	31	19	11	4	2	14	97
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	2	9
Japan	13	0	13	0	1	0	3	30
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	0	0	0	1	0	2
Total	41	31	36	11	5	3	24	151

      Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of March 18, 2011, the total number of shares issued was 13,463,306 with 381,528 shares held as treasury stocks, thus bringing the total number of shares outstanding to 13,048,401.

As of March 18, 2011, the Board of Directors and the Senior Executive Officers of the Company held a total of 31,123 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of March 18, 2011, Senior Executive Officers held an aggregate of 238,763 options to purchase or to subscribe to shares of our common stock, with a weighted average exercise price of €3.35 per share. Of these options, 3,425 expire on June 18, 2012, 30,000 expire on February 24, 2014, 155,338 expire on October 29, 2017 and  50,000 expire on June 25, 2020.

Options to Purchase or Subscribe for Securities

As of March 18, 2011, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group.

On June 12, 2001, the shareholders authorized the Board of Directors to grant up to 300,000 options to purchase pre-existing Shares, at a fixed exercise price to be set by the Supervisory Board.

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

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

On December 31, 2010, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Shares
September 25, 2011	25,000
June 18, 2012	3,425
February 24, 2014	124,000
October 29, 2017	445,338
June 25, 2020	309,012

As of December 31, 2010, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:
	2010		2009		2008
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	656,013	3.57	706,725	3.51	781,625	3.51
Granted	325,012	2.23
Exercised	(18,000)	2.15	(24,212)	2.07
Forfeited	(56,250)	2.45	(26,500)	3.36	(34,000)	3.59
Expired					(40,900)	3.37
Outstanding on December 31,	906,775	3.19	656,013	3.57	706,725	3.51
Exercisable on December 31,	486,446	3.52	420,719	3.33	342,929	3.00

Shares purchase options available for grant on December 31	16,003		105,328		105,328

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2010:

	Outstanding options		Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	445,338	6,8	3.99	334,021	3.99
2.60	124,000	2.2	2.60	124,000	2.60
2.38	213,100	8.5	2.38
2.08(1)	25,000	0.8	2.08	25,000	2.08
2.02(2)	3,425	1.5	2.02	3,425	2.02
1.88)	95,912	8.5	1.88
1.88 to 3.99	906,775	5.8	3.14	486,446	3.52

(1)
All the 25,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = €1.085).

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders (as of February 28, 2011)

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly. At February 28,  2011, to our knowledge, no investor had beneficial ownership of more than 5% of the Shares.

As of December 31, 2009, Siemens  France Holding held 1,003,250 EDAP shares, or 9.07% of EDAP share capital. On February 7, 2011, Siemens France Holding and Siemens AktienGesellschaft, filed an amended statement of Beneficial Ownership where they indicated that Siemens did not own any EDAP share as of December 31, 2010. As of December 31, 2009, Mr. Jonathan Schwartz held 580,644 EDAP shares, or 5.25% of EDAP share capital. On January 25, 2011, Mr. Jonathan Schwartz filed an amended statement of Beneficial Ownership where he indicated that he owned 462,366 EDAP share as of December 31, 2010. As of December 31, 2009, Bruce & Co. Inc. held 769,463 EDAP shares, or 6.96% of EDAP share capital. On February 28, 2011, Bruce & Co Inc. held  647,993 EDAP shares, or 4.84% of EDAP share capital.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury stocks held by the Company, which have no voting rights.

As of March 18, 2011, 13,463,306 Shares were issued, including 13,081,778 outstanding and 381,528 treasury Shares. At the same date, there were 11,287,711 ADSs, each representing one Share, all of which were held of record by 17 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable under this contract were €59 thousand, €52 thousand and €61 thousand for 2010, 2009 and 2008 respectively. Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases amounted to €315 thousand, €234 thousand and €539 thousand in 2010, 2009 and 2008 respectively. As of December 31, 2010, receivables amounted to €33 thousand and payables to €21 thousand. As of December 31, 2009, receivables amounted to €67 thousand and payables to €14 thousand. As of December 31, 2008, receivables from Dae You amounted to €384 thousand and our payables to them amounted to €31 thousand.

The Company purchases certain technological elements from Siemens AG, an affiliate of its shareholder, Siemens France Holding. Total purchases amounted to €20 thousand in 2010, €216 thousand in 2009 and €212 thousand in 2008. As of December 31, 2010, payables due to Siemens AG amounted to €0 thousand and as of December 31, 2009, payables due to Siemens AG amounted to €2 thousand.

As of December 31, 2010, Siemens France Holding is no more a shareholder of EDAP-TMS.

Interests of Experts and Counsel

N/A

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2010, total consolidated export net sales, which we define as sales made outside of France, were €19.2 million, which represented 83% of total net sales.

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

No dividends were paid with respect to fiscal years 2005 through 2009, and we do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the October 2007 private placement, we agreed not to pay cash dividends on any of our equity securities for the duration of the Convertible Debentures. Thereafter, any declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant.

Significant Changes as of March 31, 2011

Following the March 2011 earthquake and tsunami in Japan, we are closely monitoring the situation of our subsidiary in Japan which accounts for approximately 33% of our lithotripsy sales. We do not have any manufacturing facility in Japan nor do we procure significant supplies from Japan. As of March 31, 2011, it is too early to determine whether the current Japanese situation will have any significant impact on our business in this territory.

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

Trading Market

The following tables set forth, for the years 2006 through 2010, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2010	5.95	0.96
2009	5.95	0.96
2008	5.12	1.05
2007	9.40	4.25
2006	21.64	5.12

The following tables set forth, for the years 2009 and 2010, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

NASDAQ
High	Low
$
2009:
First Quarter	2.06	1.10
Second Quarter	1.80	0.96
Third Quarter	5.95	1.20
Fourth Quarter	4.41	2.42
2010:
First Quarter	4.25	2.16
Second Quarter	4.03	2.20
Third Quarter	3.45	1.89
Fourth Quarter	6.97	2.06

The following table sets forth, for the most recent six months (from September 2010 through March 18, 2011), the reported high and low sale prices of the ADSs on NASDAQ for each month:

NASDAQ
High	Low
$

2010:
September	3.45	2.00
October	2.46	2.06
November	4.81	2.29
December	6.97	3.63
2011:
January	5.68	3.73
February	4.34	3.22
March (through March 25, 2011)	4.40	4.20

Item 10. Additional Information

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of our articles of association (or statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our articles of association, a translation of which is provided in Exhibit 1.1 to this annual report. Each time they are modified which can only occur with the approval of a two third majority of our the shareholders present or represented at a shareholders’ meeting, we file copies of our  statuts with, and such articles of association are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316488204 RCS-LYON.

Our corporate affairs are governed by its statuts and by Book II of the French Commercial Code, as amended.

Our articles of association were last updated in January 2011 to act the recent increase in share capital related to the issuance of additional shares in 2010.

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

Board of Directors

The Board of Directors is currently composed of four members who were appointed by the shareholders for a period of six years expiring upon the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2013. See Item 6, ‘‘Directors, Senior Management and Employees’’. The tenure of a Director terminates at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such Director comes to an end. Directors may always be re-elected; a Director may also be dismissed at any time at the shareholders’ meeting.

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

On August 24, 2009, one holder of Convertible Debentures elected to convert 2,892 Convertible Debentures, out of a total of 20,000 representing a total value of $2.892 million. Under the terms of the Convertible Debentures, the 2,892 Convertible Debentures were converted into 440,182 new shares, using the conversion price of $6.57. Following this conversion, our convertible debt was reduced to $17.1 million.

On October 30, 2009, our shareholders adopted several resolutions allowing the Board of Directors to renegotiate our indebtedness with the maximum flexibility while staying within the limit of the dilution already authorized by shareholders on October 30, 2007 and February 26, 2009. On November 16, 2009, pursuant to these resolutions, the Board of Directors issued a Supplement to the current Convertible Debentures allowing bondholders to convert their Convertible Debentures earlier, with a lower exercise price and including the payment of an accelerated interest premium, payable in shares, within the already authorized dilution limits. This Supplement was unanimously approved by the debenture holders on December 3, 2009, convened in a General  Meeting (Masse).  For more information on the terms of the Supplement, see Exhibit 4.6 of this annual report.

On March 10, April 23 and November 16, 2010, one holder of Convertible Debentures elected to convert a total of 2,050 Convertible Debentures, representing a total value of $2.1 million. Under the terms of the Convertible Debentures and the above Supplement, 440,206  new shares were issued. Following this conversion, our total aggregate amount of our outstanding convertible debenture was reduced to $15.1 million.

On June 24, 2010, our shareholders adopted several new resolutions and extended the validity of existing ones, allowing the Board of Directors to renegotiate our indebtedness while remaining within the limit of the dilution already authorized by shareholders.

On October 6, 2010, based on the above mentioned resolutions and in view of debt restructuring and new projects financing, we filed a Form-F3 registration statement with the SEC to register ordinary shares and warrants for a maximum amount of $9 million. Such registration statement was declared effective by the SEC on October 20, 2010.

On December 29, 2010, we entered into an amendment to the Securities Purchase Agreement dated as of October 29, 2007, relating to the issuance and sales of the Company’s Convertible Debentures and Warrants in order to exempt exchanges of our ordinary shares for outstanding Convertible Debentures or Warrants from the anti-dilution provisions of those instruments.

On December 29, 30 and 31, 2010, pursuant to the above mentioned shareholders’ authorizations, the Management, upon the Board of Directors delegation, extended an offer to all senior debenture and warrant holders to exchange all of their Convertible Debentures and warrants against ADRs in order to redeem part of our outstanding convertible debt and entered into the exchange agreements with some of the debenture and warrant holders. Pursuant to the Exchange Agreements, we issued 1,441,743 new ordinary shares in the form of ADRs in exchange for 4,558 Convertible Debentures and 986,965 warrants, reducing the nominal amout of our outstanding convertible debt to $10.5 million.

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

In particular, the United States and France signed a protocol on January 13, 2009, that entered into force on December 23, 2009 and make several significant changes to the Treaty, including changes to the “Limitation of Benefits” provision. U.S. holders are advised to consult their own tax advisors regarding the effect the protocol may have on their eligibility for Treaty benefits in light of their own particular circumstances.

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

If a partnership holds Shares of ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds Shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its Shares and ADSs.

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

Dividends and paying agents

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 25% rate (reduced to 18% since January 1, 2008 when non-residents are individuals resident from one of the countries of the European Economic Area, except Liechtenstein) or to 50% as from March 1, 2010 if paid towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011 with respect to the Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules.  Based on the Company’s audited financial statements and relevant market and shareholder data, we believe that the Company was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2009 taxable year.  In addition, based on the Company’s audited financial statements and our current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate it becoming a PFIC for the 2010 taxable year (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends paid by us in 2010 to a U.S. holder should constitute “qualified dividends”.

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

Statement by Experts

N/A

Documents on Display

We are subject to the informational requirements of the Exchange. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference room at 100F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at +1 800 SEC 0330.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2010, we had no outstanding foreign exchange sale  or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2010, approximately 66% of our total operating expenses were denominated in euro. During the same period, approximately 59% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2010 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €309,000 for the year ended December 31, 2010, compared to a increase of approximately €223,000 for the year ended December 31, 2009. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2010 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.675 million, €0.568 million and €0.231 million of our outstanding indebtedness at December 31, 2010, 2009 and 2008, respectively, were denominated in Japanese yen. Approximately €9.4 million, €9.7 million and €9.3 million of our outstanding indebtedness at December 31, 2010, 2009 and 2008, respectively, were denominated in U.S. dollars. See “Risk Factors—Risks relating to the October 2007 Private Placement.”

 In addition, we had approximately €4.9 million, €7.9 million and  €9.6 million of cash denominated in U.S. dollars at December 31, 2010, 2009 and 2008, respectively, and €0.7 million, €1.0 million and €0.5 million of cash denominated in Japanese yen at December 31, 2010, 2009 and 2008, respectively.

Item 12. Description of Securities Other than Equity Securities

American Depositary Shares

Fees Payable to ADS Holders

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

Fees Payable to the Company by the Depositary

From January 1, 2010 to March 18, 2011, the following amounts were paid by the Depositary $95,000, $8,733.09 and $3,375.00, respectively for administration of ADR program, expenses linked to annual analysis and survey of the Company’s shareholder base and assistance for printing, mailing and distributing assembly meetings materials and proxies.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2010. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.

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

  Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include the attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred as of the end of the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the chair of the Board’s Audit Committee, Mr. Pierre Beysson, an independent Director, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2010, there were no waivers of its applicability. Our code of ethics has previously been filed with the SEC and we have made it available on our website at http://www.edap-tms.com. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on July 22, 2005. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.  Our external auditors Ernst & Young Audit (“E&Y”) billed the following services related to our 2010 financial year:
Nature of the Fees	2010 (in €)	2009 (in €)	2008 (in €)
Audit fees	193,920	229,960	213,380
Audit-related fees	680	600	1,360
Tax fees	1,850
All other fees
Total	196,450	230,560	214,740

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2010, one Director acquired 17,500 shares of EDAP TMS. There was no other purchase of equity securities of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of January 3, 2011.
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

4.5	Amended and Restated Depositary Agreement with Bank of New York), filed with the SEC on March 27, 2008 as Post-Effective Amendment No.1 to Form F-6 (File No. 333-07314). (1)
4.6	Supplement to 9% Senior Convertible Debendure Due October 30, 2012 (incorporated herein by reference to Exhibit 99.1 of the Form 6-K furnished on December 3, 2009 (File No. 333-07314). (1)
4.7	Form of Registration Statement filed with the SEC on October 6, 2010 (File No. 333-169793). (1)
4.8
Amendment to the Securities Purchase Agreement among the Company and the investors signatory thereto (incorporated therein by reference to Exhibit 99.1 of  the Form 6-K filed on January 3, 2011 (File No. 000-29374). (1)

8.1                                        List of subsidiaries of EDAP TMS S.A. as of March 31, 2011.
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

EDAP TMS S.A.

Dated: March 31, 2011	/s/ Marc Oczachowski
Chief Financial Officer

Dated: March 31, 2011	/s/ Eric Soyer
Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of EDAP TMS S.A.,

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three years ended December 31, 2010. These consolidated financial statements are the responsibility of EDAP TMS's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAP TMS S.A. and subsidiaries at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG Audit

/s/ JACQUES FOURNIER

Represented by
Jacques Fournier

March 31, 2011
Lyon, France

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009
(in thousands of euros unless otherwise noted)

ASSETS	Notes	2010	2009
Current assets
Cash and cash equivalents	2	7,369	11,590
Net Trade accounts and notes receivable	3	15,441	14,802
Other receivables	4	650	723
Inventories	5	3,917	3,794
Deferred tax assets	21-3	282	355
Other assets, current portion	6	687	870
Short-term investment	2	1,519	1,113
Total current assets		29,865	33,248
Other assets, non-current	6	187	861
Property and equipment, net	7	2,877	3,288
Intangible assets, net	8	82	103
Goodwill	8	2,412	2,412
Deposits and other non-current assets		515	466
Total assets		35,938	40,378
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	5,899	5,734
Deferred revenues, current portion	10	578	558
Social security and other payroll withholdings taxes		837	823
Employee absences compensation		488	466
Income taxes payable		48	124
Other accrued liabilities	11	3,768	3,784
Short-term borrowings	13	2,031	2,675
Current portion of capital lease obligations	12	688	837
Current portion of long-term debt	14	322	173
Total current liabilities		14,658	15,175
Deferred revenues, non current	10	297	330
Capital lease obligations, non current	12	961	1,372
Convertible debentures carried at fair value	14	8,121	8,934
Financial instruments carried at fair value	14	1,287	808
Long-term debt, non current	14	668	396
Other long-term liabilities	15	1,047	784
Total liabilities		27,038	27,799
Shareholders’ equity
Common stock, €0.13 par value; 13,389,929 shares issued and 13,008,401 shares outstanding; 10,909,833 shares issued and 10,510,305 shares outstanding;
at December 31, 2010 and 2009, respectively		1,741	1,418
Additional paid-in capital		38,870	29,961
Retained earnings		(27,151)	(14,436)
Cumulative other comprehensive loss		(3,386)	(3,131)
Treasury stock, at cost; 381,528 and 399,528 at December 31, 2010 and 2009, respectively		(1,172)	(1,233)
Total shareholders’ equity	16	8,900	12,579
Total liabilities and shareholders’ equity		35,938	40,378

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2010, 2009 and 2008
(in thousands of euros unless otherwise noted)

	Notes	2010	2009	2008(2)
Sales of goods		13,135	13,775	12,547
Sales of RPPs & leases		4,689	5,444	4,664
Sales of spare parts and services		5,378	5,620	5,645
Total sales		23,202	24,839	22,856
Total net sales		23,202	24,839	22,856
Other revenues	17	506	46	197
Total revenues		23,708	24,885	23,053

Cost of goods		(7,656)	(7,847)	(8,395)
Cost of RPPs & leases		(2,641)	(2,768)	(2,546)
Cost of spare parts and services		(3,956)	(3,598)	(3,014)
Total cost of sales		(14,253)	(14,213)	(13,955)

Gross profit		9,455	10,672	9,099

Research and development expenses	18	(3,268)	(3,651)	(3,712)
Selling and marketing expenses		(6,684)	(6,401)	(5,684)
General and administrative expenses		(3,320)	(3,822)	(3,862)

Non-recurring operating expenses	19
Loss from operations		(3,818)	(3,202)	(4,159)
Financial (expense) income, net	20	(8,844)	(4,390)	5,232
Foreign currency exchange gain (loss), net		884	(101)	577
Other income (expense), net		-	-	(1)
Income (loss) before taxes		(11,778)	(7,694)	1,648
Income tax (expense) benefit	21	(939)	(72)	(51)
Net income (loss)		(12,717)	(7,766)	1,597
Basic income (loss) per share	22	(0.98)	(0.74)	0.17
Diluted income (loss) per share(1)	22	(0.98)	(0.74)	0.17
Basic Weighted average shares outstanding	22	13,008,401	10,510,305	9,582,593
Diluted Weighted average shares outstanding	22	13,094,235	10,567,563	9,658,295

(1)
Due to the net losses in 2010 and  2009, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in those years was excluded, as the effect would have been anti-dilutive.

(2)	Certain prior years amounts have been reclassified to conform to the current year’s presentation (see Note 1-15 Research and development costs)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2010, 2009 and 2008
(in thousands of euros unless otherwise noted)

	2010	2009	2008
Net income (loss)	(12,717)	(7,766)	1,597
Other comprehensive loss:
Foreign currency translation adjustments	(93)	123	(168)
Provision for retirement indemnities	(162)	32	(34)
Comprehensive income (loss), net of tax	(12,972)	(7,611)	1,395

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2010, 2009 and 2008
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of January 1, 2008	9,200,757	1,251	25,896	(8,265)	(3,082)	(1,301)	14,499
Net income				1,597			1,597
Translation adjustment					(168)		(168)
Warrants and stock options granted			699				699
Capital increase	381,836	50	550				599
Provision for retirement indemnities					(34)		(34)
Balance as of December 31, 2008	9,582,593	1,301	27,145	(6,668)	(3,285)	(1,301)	17,191
Net income				(7,766)			(7,766)
Translation adjustment					123		123
Warrants and stock options granted	24,212		312			68	380
Capital increase	903,500	117	2,504	(2)			2,620
Provision for retirement indemnities					32		32
Balance as of December 31, 2009	10,510,305	1,418	29,961	(14,436)	(3,131)	(1,233)	12,579
Net loss				(12,717)			(12,717)
Translation adjustment					(93)		(93)
Warrants and stock options granted	18,000		265			62	327
Capital increase	2,480,096	322	8,644				8,966
Provision for retirement indemnities					(162)		(162)
Balance as of December 31, 2010	13,008,401	1,740	38,870	(27,154)	(3,386)	(1,172)	8,900

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010, 2009 and 2008
(in thousands of euros unless otherwise noted).

	2010	2009	2008
Cash flows from operating activities
Net income (loss)	(12,717)	(7,766)	1,597
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,233	1,801	1,785
Change in fair value on Convertible Debentures	3,434	2,342	(3,465)
Change in fair value on Investors Warrants and Placement Agent Warrants	2,619	376	(3,238)
Other Non-cash compensation	489	528	684
Change in allowances for doubtful accounts & slow-moving inventories	186	(330)	394
Change in long-term provisions	(21)	294	325
Net capital loss on disposals of assets	78	119	255
Deferred tax expense (benefit)	180	(57)	(77)
Operating cash flow	(4,519)	(2,693)	(1,740)
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	146	(903)	(3,467)
Decrease (Increase) in inventories	(355)	(319)	(126)
Decrease (Increase) in other assets	940	504	26
(Decrease) Increase in trade accounts and notes payable	192	(307)	561
(Decrease) Increase in accrued expenses, other current liabilities	(223)	54	152
Net increase (decrease) in operating assets and liabilities	700	(971)	(2,854)
Net cash used in operating activities	(3,818)	(3,664)	(4,593)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(244)	(383)	(687)
Net proceeds from sale of leased back assets	283	1,079	1,108
Acquisitions of property and equipment	(352)	(320)	(373)
Acquisitions of intangible assets	(13)	(35)	(57)
Acquisitions of short term investments, net	(406)	(8)	(691)
Net proceeds from sale of assets	39	71
Increase (decrease) in deposits and guarantees, net	8	(2)	(11)
Net cash generated by (used in) investing activities	(685)	402	(712)
Cash flow from financing activities:
Proceeds from capital increase	8,966	2,620	600
Proceeds from long term borrowings, net of financing costs	598	499	238
Repayment of long term borrowings	(7,424)	(2,161)	(65)
Repayment of obligations under capital leases	(843)	(888)	(636)
Increase (decrease) in bank overdrafts and short-term borrowings	(644)	922	159
Net cash generated by financing activities	652	992	296
Net effect of exchange rate changes on cash and cash equivalents	(369)	33	1,313
Net decrease in cash and cash equivalents	(4,221)	(2,237)	(3,696)
Cash and cash equivalents at beginning of year	11,590	13,827	17,523
Cash and cash equivalents at end of year	7,369	11,590	13,827

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

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) requires management to make estimates and assumptions, such as business plans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Leasehold improvements......................................  10 years or lease term if shorter
Equipment..............................................................   3-10 years
Furniture, fixtures, fittings and other .................  2-10 years

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

Patents....................................................................   5 years
Licenses.................................................................   5 years
Trade name and trademark .................................   7 years

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-13 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €555 thousand, €738 thousand and €768 thousand for the years ended December 31 2010, 2009 and 2008 respectively.

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

As of January 1, 2007, the Company adopted FIN48 (now ASC 740) "Accounting for uncertainty in income tax". Under ASC740, the measurement of a tax position that meets the more-likely-that-not recognition threshold must take into consideration the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances and information available at the reporting date.

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

The research tax credit amounted to €327 thousand, €452 thousand and €544 thousand for the years ended December 31 2010, 2009 and 2008 respectively.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.  Advertising costs amounted to €920 thousand, €1,090 thousand and €1,408 thousand for the years ended December 31 2010, 2009 and 2008 respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2010, the Company had four stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2010	2009(1)	2008(1)
Weighted-average expected life (years)	6.25	—	—
Expected volatility rates	87%	—	—
Expected dividend yield	—	—	—
Risk-free interest rate	2.32%	—	—
Weighted-average exercise price (€)	2.23	—	—
Weighted-average fair value of options granted during the year (€)	1.45	—	—

(1) The Company did not make any grants during the years ended December 31, 2008 and 2009.

1-21 Convertible debentures and detachable warrants

Convertible Debentures

On October 29, 2007, the Company issued $20 million in aggregate principal amount of non-secured, convertible debentures (the “Convertible Debentures”) with detachable warrants (the “Investors Warrants” as defined below). See Note 14 for further discussion. At the inception date, the Company elected to measure the instrument and the embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the Convertible Debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the Convertible Debentures.

 Warrants:

As part of the October 2007 $20 million issuance of the 9% Convertible Debentures, the Company issued Warrants (as defined below) to both the investors in the Convertible Debentures and to the bank that assisted us as the Placement Agent. See Note 14 for further discussion.

In accordance with ASC 815, the warrants issued to the investors in the Convertible Debentures (“Investor Warrants”) and the Placement Agent (“Placement Agent Warrants” and together with the Investor Warrants, the “Warrants”) are classified as a liability because the Company may be required to net-cash and settle them upon the occurrence of certain events outside the control of the Company. The Company accounted for the Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) as each balance sheet date. The Company used a Black & Scholes pricing model to determine the fair value of the Warrants. The application of the model to the Warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the Warrants and our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the vested Warrants.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-22 Leases and Sales and leaseback transactions

In accordance with ASC 840, Accounting for Leases, the Company classifies all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

The Company enters into sale and leaseback transactions from time to time. In accordance with ASC 840, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

1-23 New accounting pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that requires entities to allocate revenue in multiple-element arrangements using estimated selling prices of the delivered goods and services based on a selling price hierarchy. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. This new approach is effective prospectively for multiple-element revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect adoption to have a material impact on the Company’s financial position or results of operations.

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents are comprised of the following:

	December 31,
	2010	2009
Total cash and cash equivalents	7,369	11,590
Short term investments	1,519	1,113
Total cash and cash equivalents, and short term investments	8,888	12,703

Short term investments are comprised of money market funds. The aggregate fair value of the short term investments is consistent with their book value.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2010	2009
Trade accounts receivable	16,234	15,390
Notes receivable	286	274
Less: allowance for doubtful accounts	(1,079)	(862)
Total	15,441	14,802

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to €200 thousand, €332 thousand and €149 thousand, for the years ended December 31, 2010, 2009, and 2008.

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2010	2009
Value-added taxes receivable	221	90
Research and development tax credit receivable from the French State	327	452
Personnel advances	47	39
Other receivables from the French State	-	62
Others	55	80
Total	650	723

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2010	2009
Components, spare parts	3,754	3,656
Work-in-progress	329	317
Finished goods	705	627
Total gross inventories	4,789	4,600
Less: provision for slow-moving inventory	(871)	(805)
Total	3,917	3,794

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to €184 thousand, €196 thousand and €390 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2010	2009
Deferred financing costs , current portion	224	469
Other prepaid expenses, current portion	463	401
Total	687	870

	December 31,
	2010	2009
Deferred financing costs , non-current	187	861

Deferred financing costs related to the debentures issued in the October 2007 private placement are being amortized over 5 years, the duration of the debt. In case of debt reimbursement through earlier conversion, the amortization is then accelerated. The amortization of deferred financing costs, which is classified as financial expense, net, amounted to €920 thousand, €470 thousand and €470 thousand, for the years ended December 31, 2010, 2009 and 2008, respectively.

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2010	2009
Equipment	8,369	8,270
Furniture, fixture, and fittings and other	2,727	2,718
Total gross value	11,096	10,988
Less: accumulated depreciation and amortization	(8,219)	(7,701)
Total	2,877	3,288

Depreciation and amortization expense related to property and equipment amounted to €950 thousand, to €1,097 thousand and €1,273 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Capitalized costs on equipment held under capital leases of €3,326 thousand and €3,251 thousand and are included in property and equipment at December 31, 2010 and 2009, respectively. Accumulated amortization of these assets leased to third parties was €2,086 thousand and €1,786 thousand, at December 31, 2010 and 2009, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €333 thousand, €350 thousand and €372 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

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

The Company completed the required annual impairment test in the fourth quarter of 2010. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management in late 2010, (ii) a discount rate of 15% for HIFU, 10% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

A one percentage point increase in the HIFU discount rate assumed in the impairment testing would not lead the Company to record an impairment charge. Similarly, a one percentage point increase in the UDS discount rate assumed in the impairment testing would not lead the Company to record an impairment charge. A zero growth rate in the Company’s business plan would not lead the Company to record any impairment charge.

Intangible assets consist of the following:

	December 31,
	2010	2009
Licenses	401	389
Trade name and trademark	682	591
Patents	412	412
Organization costs	363	363
Total gross value	1,858	1,755
Less: accumulated amortization	(1,776)	(1,652)
Total	82	103

Amortization expenses related to intangible assets amounted to €36 thousand, €32 thousand and €37 thousand, for the years ended December 31, 2010, 2009 and 2008, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €35 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2010	2009
Trade accounts payable	4,309	4,061
Notes payable	1,589	1,673
Total	5,899	5,734

Trade accounts payable usually represent invoices with a due date of 90 days or less.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2010	2009
Deferred revenues on maintenance contracts	338	311
Deferred revenue on RPP	41	27
Deferred revenue on sale of devices	437	428
Deferral of the gain on sale-lease-back transactions	58	122
Total	875	888
Less long term portion	297	330
Current portion	578	558

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2010	2009
Provision for warranty costs	1,402	1,295
Value added tax payable	531	511
Accruals for social expenses	624	559
Conditional government subsidies(1)	621	814
Retirement indemnities	78	93
Accrued interests	254	267
Others	259	246
Total	3,768	3,784

(1) The maturity of conditional government subsidies depends on the nature of the project.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Changes in the provision for warranty costs are as follows:

	December 31,
	2010	2009
Beginning of year	1,295	1,114
Amount used during the year (payments)	(448)	(557)
New warranty expenses	555	738
End of year	1,402	1,295

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2010, this equipment consists of medical devices for an amount of €1,534 thousand and vehicles for an amount of   €115 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2010 are as follows:

December 31, 2010
2011	764
2012	527
2013	342
2014	80
Thereafter	84
Total minimum lease payments	1,797
Less: amount representing interest	(148)
Present value of minimum lease payments	1,649
Less: current portion	688
Long-term portion	961

Interest paid under capital lease obligations was €115 thousand, €150 thousand, and €110 thousand for the years ended December 31, 2010, 2009, and 2008, respectively.

12-2 Operating leases

As of December 31, 2010, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract has a lease term of nine years expiring at the option of the lessee at the end of a first four-year period, then a two-year and finally a three-year period, through 2011 (i.e. in 2006, 2008 or 2011).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	France	Japan

2011	294	284
2012		161
Total	294	445

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Total rent expenses under operating leases amounted to €790 thousand, €822 thousand and €753 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

13—SHORT-TERM BORROWINGS

As of December 31, 2010, short-term borrowings consist of €1,031 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	January 20, 2011	Euribor + 0,5%

As of December 31, 2009, short-term borrowings consist of €1,675 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	January 13, 2010	Euribor + 0,5%

14—LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2010	2009
Japanese yen term loan	675	568
Italy term loan	315	-
Convertible debentures carried at fair value	8,121	8,934

Investor Warrants	1,287	702
Placement Agent Warrants	-	106
Financial instruments carried at fair value	1,287	808
Total	10,397	10,310
Less current portion	(322)	(173)
Total long-term portion	10,075	10,137

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Long-term debt at December 31, 2010 matures as follows:

2011	322
2012	8,351
2013	1,520
2014	130
2015	74
Total	10,397

As of December 31, 2010, long-term debt in Japan consists of 4 loans in Yen with the following conditions:

	Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	30,000,000	November 17, 2011	2.87%
	10,000,000	July 17, 2014	2.00%
	10,000,000	March 31, 2015	0.10%
	50,000,000	September 30, 2015	1.60%

As of December 31, 2009, long-term debt in Japan consists of 4 loans in Yen with the following conditions:

	Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	30,000,000	November 17, 2011	2.87%
	50,000,000	February 27, 2014	2.00%
	10,000,000	July 17, 2014	2.00%
	5,000,000	September 30, 2014	1.60%

As of December 31, 2010, long-term debt in Italy consists of a loan in euro amounting to €404 thousand with an interest rate at Euribor + 1.9% due to mature on February 28, 2014.

As of December 31, 2010, and 2009, long-term in USD consists of a $20 million convertible debt with Warrants, raised on October 29, 2007 through a Private Investment in Public Equity deal with selected investors – see Note 1-21 on the accounting treatment of the convertible debentures and the detachable Investors Warrants.

At inception date, the fair value of the convertible debentures and detachable warrants was $20 million. The Company has allocated the proceeds to the fair value of the debt host and the Investors Warrants.

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

Investors in the convertible debentures also received an aggregate number of 1,680,000 detachable Investors Warrants to purchase one share of common stock for each warrant. The Investors Warrants have a six-year term and an exercise price of $6.87, subject to standard anti-dilutive adjustments.

The Company also granted to the bank acting as placement agent in the transaction Placement Agent Warrants to purchase 188,965 shares of common stock, with a five-year term and the following exercise prices: 121,765 shares at $6.57 and 67,200 shares at $6.87.

On August 24, 2009, one holder of Convertible Debentures elected to convert 2,892 debentures representing a total value of $2.892 million. Under the terms of the Convertible Debentures, the 2,892 Convertible Debentures have been converted into 440,182 new shares, using the conversion price of $6.57

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On October 30, 2009, our shareholders adopted several resolutions allowing the Board of Directors to renegotiate our indebtedness with the maximum flexibility while staying within the limit of the dilution already authorized by shareholders on October 30, 2007 and February 26, 2009. On November 16, 2009, pursuant to these resolutions, the Board of Directors issued a Supplement to the current debentures offering a 12-month option to the bondholders to convert their debentures earlier out-of-the-money and be compensated by the payment of an accelerated interest premium, payable in shares, within the already authorized dilution limits. This Supplement was unanimously approved by the debenture holders on December 3, 2009, convened in a General Meeting (Masse).

During the year 2010, 2,050 debentures have been converted under this Supplement for a total value of $2.050 million. The 2,050 debentures have been converted into 312,023 new shares, using the conversion price of $6.57. The accelerated interest premium represented a total amount of $0.487 million and triggered the issuance of 128,181 new shares.

On June 24, 2010, our shareholders adopted several new resolutions and extended the validity of existing ones, allowing the Board of Directors to renegociate our indebtedness with the maximum flexibility while remaining within the limit of the dilution already approved by shareholders, hence authorizing the issuance of a maximum of 6,512,370 new shares.

On December 29, 2010, the Company entered into an amendment to the Securities Purchase Agreement dated as of October 29, 2007, relating to the issuance and sales of the Company’s Convertible Debentures and Warrants in order to exempt exchanges of the Company’s ordinary shares for outstanding Convertible Debentures or Warrants from the anti-dilution provisions of those instruments.

Pursuant to shareholders’ authorization and upon the Board of Directors delegation, the management extended an offer to all senior debenture and warrant holders to exchange all of their Convertible Debentures and Warrants against ADRs in order to redeem part of our outstanding convertible debt. On December 29, 30 and 31, 2010, the Company entered into specific exchange agreements (the “Exchange Agreements”) with some of the debenture and warrant holders. Pursuant to these Exchange Agreements, the Company issued 1,441,743 new ordinary shares in the form of ADRs in exchange for 4,558 senior debentures and 986,965 Warrants, reducing the nominal amount of our outstanding convertible debt to $10.5 million.

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

Fair Value of  Investor Warrants:

The valuation model of Investor Warrants used a binomial valuation model at inception to capture the complexity of the instruments, and notably the possibility to exercise the call option at any time from the inception date. For subsequent years, the Company used a Black & Scholes valuation model.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

As of October 29, 2007, the binomial model uses the following main assumptions and parameters:

-	Share price at inception date: $5.95
-	Strike price of Investor Warrants: $6.87
-	Risk free interest rate at 6 years: 4.11%
-	Share price volatility: 45%
-	Liquidity discount factor: 26.91%

As of December 31, 2009, the Black & Scholes model used the following main assumptions and parameters:

-	Share price at closing date: $2.75
-	Strike price of Investor Warrants: $6.87
-	Risk free interest rate at 6 years: 2.11%
-	Share price volatility: 80%
-	Liquidity discount factor: 42.66%

As of December 31, 2010, the Black & Scholes model uses the following main assumptions and parameters:

-	Share price at closing date: $5.64
-	Strike price of Investor Warrants: $6.87
-	Risk free interest rate at 6 years: 0.95%
-	Share price volatility: 107%
-	Liquidity discount factor: 42.66%

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

On that basis, the unit fair value of Investor Warrants was $2.32 per warrant at inception date, $0.60 per warrant as of December 31, 2009, and $1.95 per warrant as of December 31, 2010. The total fair value for the 1,680,000 issued Investor Warrants was $3.890 million at inception date and $1.011 million at December 31, 2009.

As of December 31, 2010, the total fair value for the 882,000 remaining Investor Warrants was $1.719 million

Fair Value of the Convertible Debt:

The total fair value of the convertible debt is the aggregate of the fair value of the underlying debt host instrument and the fair value of the embedded derivative.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

At December 31, 2009 the fair value has been measured considering any changes required in underlying assumptions, and mostly the risk free interest rate and the credit spread. With the support of third-party experts, the Company determined that the spread to be used over the risk-free rate was 28.51%, in line with the increase in risk-aversion on financial markets. The present value of the debt host at December 31, 2009 was $11.217 million taking into account the conversion of 2,892 Convertible Debentures in August 2009.

At December 31, 2010 the fair value has been measured considering any changes required in underlying assumptions, and mostly the risk free interest rate and the credit spread. With the support of third-party experts, the Company determined that the spread to be used over the risk-free rate was 29.96%, in line with the increase in risk-aversion on financial markets. The present value of the debt host at December 31, 2010 was $7.863 million taking into account the remaining 10,500 debentures.

The valuation model of the conversion option uses a binomial valuation model to capture the complexity of the instrument, and notably the continuous possibility of an arbitrage between holding common shares versus interest bearing bonds.

As of October 29, 2007, the binomial model used the following main assumptions and parameters:

-	Share price at inception date: $5.95
-	Strike price of Convertible Debentures: $6.87
-	Risk free interest rate at 5 years: 4.04%
-	Share price volatility: 45%
-	Liquidity discount factor: 26.91%

As of December 31, 2009, the binomial model used the following main assumptions and parameters:

-	Share price at closing date: $2.75
-	Strike price of warrants: $6.57
-	Risk free interest rate at 5 years: 1.56%
-	Share price volatility: 80%
-	Liquidity discount factor: 42.66%

As of December 31, 2010, the binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $5.64
-	Strike price of warrants: $6.57
-	Risk free interest rate at 5 years: 0.56%
-	Share price volatility: 107%
-	Liquidity discount factor: 42.66%

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

On that basis, the fair value of the conversion option was  $5.780 million ($7.909 million before liquidity discount) at inception date, $1.653 million ($2.883 million before liquidity discount) as of December 31, 2009, and $2.988 million ($5.211 million before liquidity discount) as of December 31, 2010.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Placement Agent Warrants:

As part of the transaction costs, the Company granted to the bank acting as placement agent in the transaction Placement Agent Warrants to purchase 188,965 shares of common stock, with a five year term and the following exercise prices: 121,765 shares at $6.57 per share and 67,200 shares at $6.87 per share. The fair value of the Placement Agent Warrants has been valued using the Black-Scholes option valuation method, using a 4.04% risk free interest rate and a 75% volatility at inception date, and a 1.56% risk free interest rate and a 80% stock volatility at December 31, 2009.

At December 31, 2010, all the Placement Agent Warrants had been exchanged against ADRs

The following table summarizes the fair value of the entire indebtedness related to the Convertible Debentures, Investor Warrants and Placement Agent Warrants:

In ‘000 US Dollars	Total Fair Value At inception date	Total Fair Value At December 31, 2009	Total Fair Value At December 31, 2010	Conversion	Change in Fair Value in USD 2010 vs 2009
Convertible debt	16,110	12,870	10,851	(6,608)	4,589
Investor Warrants	3,890	1,011	1,719	(2,380)	3,089
Total	20,000	13,881	12,570	(8,988)	7,678
Placement Agent Warrants at $6.57	448	100	-	(363)	263
Placement Agent Warrants at $6.87	244	53	-	(200)	147
Total	20,692	14,034	12,570	(9,552)	8,088

The following table reflects the impact after translation in euros:

In ‘000 Euros	Total Fair Value At inception date	Total Fair Value At December 31, 2009	Total Fair Value At December 31, 2010	Conversion and exchange	Change in Fair Value in EUR (reflected in Financial income – See Note 20)	Exchange rate impact
Exchange Rate (USD/EUR)	1.4548	1.4405	1.3362		1.3362
Convertible debt	11,074	8,934	8,121	(4,918)	3,434	670
Investor Warrants	2,674	702	1,287	(1,782)	2,311	55
Total	13,748	9,636	9,407	(6,700)	5,745	725
Placement Agent Warrants	476	106	-	(422)	307	8
Total	14,224	9,743	9,407	(7,121)	6,053	733

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2010	2009
Provision for retirement indemnities	1,047	771
Other	-	13
Total	1,047	784

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, certain subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2010 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases. Calculations have been performed by an actuary consultant.

The actuarial assumptions as of year-end are as follows:

	Pension Benefits – France
	2010	2009	2008

Discount rate	4.60%	5.00%	5.50%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	25	26	26

	Pension Benefits – Japan
	2010	2009	2008

Discount rate	1.00%	1.25%	1.25%
Salary increase	2.30%	1.80%	1.80%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The reconciliation between projected benefit obligations and the accumulated benefit obligations is as follows as of December 31, 2010 (in thousands of euros):

	France	Japan

Projected benefit obligation	371	562
Normal cost	21	50
Accumulated benefit obligation	247	458

Provision presentation according to ASC 715 in euro:

	France	Japan
Non current liabilities	370,913	484,221
Current liabilities	−	77,901
Non current asset	−	−
Accumulated other comprehensive income	(7,929)	(235,703)
Total	362,984	326,420

Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2010:

France	2010	2009	2008

Change in benefit obligations
Benefit obligations at beginning of year	262	256	240
Service cost	21	23	23
Interest cost	13	14	13
Plan amendments	31	-	-
(gain) / loss	43	(24)	(20)
Benefits paid	-	(7)	-
Benefit obligations at end of year	371	262	256

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	7	-
Return on plan assets	-	-	-
Benefits paid	-	(7)	-
Fair value of plan assets at end of year	-	-	-

Unrecognized actuarial (gain) loss	(23)	(68)	(45)
Unrecognized prior service cost	31	-	-
Accrued pension cost	363	330	300

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Japan	2010	2009	2008

Change in benefit obligations
Benefit obligations at beginning of year	435	392	278
Service cost	50	45	44
Interest cost	6	5	5
Plan amendments	-	-	-
Termination benefits	-	-	-
(gain) / loss	68	14	35
Benefits paid	(95)	-	(57)
Exchange rate impact	98	(21)	87
Benefit obligations at end of year	562	435	392

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	-	-
Return on plan assets	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at end of year	-	-	-

Unrecognized actuarial (gain) loss	236	149	158
Unrecognized prior service cost	-	-	-
Accrued pension cost	326	285	233

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2010, EDAP TMS S.A.’s common stock consisted of 13,389,929 issued shares, fully paid, and with a par value of €0.13 each. 13,008,401 of the shares were outstanding.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. Distributable statutory retained earnings amounted to €19,465 thousand and €19,581 thousand at December 31, 2010 and 2009, respectively. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2010, the 381,528 shares of treasury stock consisted of (i) 331,988 shares acquired between August and December 1998 for €956 thousand, and (ii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 381,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2010, EDAP TMS S.A. sponsored four stock purchase and subscription option plans:
On June 12, 2001, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 300,000 options to purchase pre-existing Shares, at a fixed exercise price to be set by the Supervisory Board. Under this plan, 28,425 options are still in force on December 31, 2010.

On January 29, 2004, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Under this plan, 124,000 options are still in force on December 31, 2010.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares and up to 105,328 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the 105,328 Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2008 Operating Income was €661 thousand. The impact on 2009 operating income, in accordance with ASC 718 was €333 thousand. The impact on 2010 operating income was €167 thousand.

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 25, 2010 the total fair value of the options granted under this plan was €143 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2010 Operating Income was €39 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier.  At June 24, 2010 the total fair value of the options granted under this plan was €328 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2010 Operating Income was €82 thousand.

On February 17, 2005, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with the conditions and performance criteria fixed by the Board of Directors. On July 3, 2009, only 11,775 free shares out of the 625,000 right allocated, have been issued to certain employees of the Company upon reaching one performance milestone. All remaining rights to subscribe to free shares were cancelled as corresponding performance milestones were not met. As of December 31, 2010, no more right to subscribe to new shares was valid.

As of December 31, 2010, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2010		2009		2008
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	656,013	3.57	706,725	3.51	781,625	3.51
Granted	325,012	2.23
Exercised	(18,000)	2.15	(24,212)	2.07
Forfeited	(56,250)	2.45	(26,500)	3.36	(34,000)	3.59
Expired					(40,900)	3.37
Outstanding on December 31,	906,775	3.19	656,013	3.57	706,725	3.51
Exercisable on December 31,	486,446	3.52	420,719	3.33	342,929	3.00

Share purchase options available for grant on December 31	16,003		105,328		105,328

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2010:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	445,338	6,8	3.99	334,021	3.99
2.60	124,000	2.2	2.60	124,000	2.60
2.38	213,100	8.5	2.38
2.08(1)	25,000	0.8	2.08	25,000	2.08
2.02(2)	3,425	1.5	2.02	3,425	2.02
1.88)	95,912	8.5	1.88
1.88 to 3.99	906,775	5.8	3.14	486,446	3.52

(1)
All the 25,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = €1.085).

(2)	All the 3,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = €1.0545).

A summary of the status of the non-vested shares as of December 31, 2010, and changes during the year ended December, 2010, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2010	235,086	2.97
Granted	325,012	1.45
Vested	(117,043)	2.97
Forfeited	(22,812)	1.89
Non-vested at December 31, 2010	420,243	1.85

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

17—OTHER REVENUES

Other revenues consist of the following:

	2010	2009	2008
Royalties	-	-	-
Grants and others	506	46	197
Total	506	46	197

In 2010, other revenues consist mainly of €500 thousand of French Government grant as part of a small businesses aid program

In 2009, other revenues were mainly comprised of training and consulting services.

In 2008, EDAP TMS France invoiced €58 thousand to China Medical Technologies for consulting services and received grants of €59 thousand from ANVAR a French government agency

18—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2010	2009	2008
Gross research and development expenses	(3,958)	(4,103)	(4,255)
Research Tax Credit and grants	690	452	544
Net Research and development expenses	(3,268)	(3,651)	(3,712)

19—NON-RECURRING OPERATING EXPENSES

In 2010, 2009 and 2008, there were no non-recurring expenses.

20—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2010	2009	2008
Interest income	265	252	412
Interest expense	(2,136)	(1,454)	(1,413)
Depreciation of prepaid expenses on debt grant	(920)	(469)	(469)
Changes in fair value of the Convertible Debentures	(3,434)	(2,342)	3,465
Changes in fair value of the Investor Warrants	(2,311)	(323)	2,931
Changes in fair value of the Placement Agent Warrants	(307)	(53)	307
Total	(8,844)	(4,390)	5,232

The interest expense related to the payment of the 9% interest coupon on the Convertible Debentures amounted to €1,058 thousand, €1,214 thousand and €1,223 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2010, the interest expense related to earlier conversion or exchange of the convertible debenture amounted to €919 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

21—INCOME TAXES

21-1 Loss before income taxes

Loss before income taxes is comprised of the following:	2010	2009	2008
France	(8,972)	(6,153)	3,727
EDAP Inc	(2,143)	(1,848)	(1,896)
Other countries	(663)	307	(181)
Total	(11,778)	(7,694)	1,648

Certain prior years amounts have been reclassified to conform to the current year’s presentation

21-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2010	2009	2008
Current income tax expense:
France	(818)	-	(1)
Other countries	(49)	(79)	(35)
Sub-total current income tax expense	(866)	(79)	(36)
Deferred income tax (expense) benefit:
France	(13)	(50)	(81)
Other countries	(60)	57	65
Sub-total deferred income tax (expense) benefit	(73)	7	(15)
Total	(939)	(72)	(51)

Certain prior years amounts have been reclassified to conform to the current year’s presentation

The current income tax expense in France consists for €773 thousand of  the reimbursement of a state aid received by EDAP-TMS France in 1994 for the acquisition of the activities of Technomed International. This aid was finally considered as an illegal State Aid by European Court of Justice  (C-214/07 "Commission of the European Communities us French Republic").

21-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2010	2009
Elimination of intercompany profit in inventory	128	104
Elimination of intercompany profit in fixed assets	267	350
Other items	827	821
Net operating loss carryforwards	15,496	11,946
Total deferred tax assets	16,718	13,221
Capital leases treated as operating leases for tax	(164)	(91)
Other items	(11)	(72)
Total deferred tax liabilities	(175)	(163)
Net deferred tax assets	16,543	13,058
Valuation allowance for deferred tax assets	(16,261)	(10,050)
Deferred tax assets (liabilities), net of allowance	282	322

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Net operating loss carryforwards of €8,107 thousand, €2,644 thousand, €1,301 thousand, €392 thousand, €225 thousand and €32,714 thousand as of December 31, 2010 are available at EDAP Technomed Inc., EDAP-TMS France S.A.S., Edap Technomed Co Ltd Japan, Edap Technomed Sdn Bhd Malaysia, EDAP TMS GmbH and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €15,496 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2010, €12,126 thousand out of these €15,496 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2013 through 2030. In accordance with ASC 740, a valuation allowance is recorded as realization of those amounts is not considered probable.

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

21-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2010	2009	2008
French statutory rate	33.8%	33.8%	33.8%
Income of foreign subsidiaries taxed at different tax rates	0.6%	0.4%	(2.6%)
Effect of net operating loss carry-forwards and valuation allowances	(28.3%)	(35.1%)	80.0%
Non taxable debt fair value variation	(17.4%)	(11.9%)	(137.5%)
Non deductible entertainment expenses	0.4%	0.7%	2.1%
Other	2.9%	11.3%	27.3%
Effective tax rate	(8.0%)	(0.9%)	3.1%

Certain prior years amounts have been reclassified to conform to the current year’s presentation

21-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2010 there is no uncertainty in the Company’s tax positions.

In July 2010, the Company was requested by the French Tax Authorities to pay the amount of €772,822 to comply with the European Court of Justice ruling on fair competition and illegal state aids (C-214/07 "Commission of the European Communities vs. French Republic"). The amount was related to a state aid received by EDAP-TMS France in 1994 for the acquisition of the activities of Technomed International and included €374,156 of late interest. The Company reversed consequently the €50 thousand reserve that had been taken as of December 31, 2009.

In March 2011, the Company engaged in a contentious procedure against the French Tax Authorities to contest this position and ask for the recuperation of the paid amounts.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

 As a result, the effect on the retained earnings is the following:
	Unrecognized tax benefits
	2010	2009	2008
Balance as of January 1st,	(50)	-	-
Impact of tax positions taken during a prior period	-	-	-
Impact of tax positions taken during the current period	-	(50)	-
Impact of settlements with taxing authorities	50	-	-
Impact of a lapse of the applicable statute of limitations	-	-	-
Balance as of December 31st,	-	(50)	-

As the state aid received in 1994 was an income tax credit, the payment of €773 thousand has been recognized as an income tax in 2010 .The tax years that remain subject to examination by major tax jurisdictions are 2008, 2009 and 2010.

22—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2010, 2009 and 2008 is as follows:

	For the year ended Dec. 31, 2010			For the year ended Dec. 31, 2009			For the year ended Dec. 31, 2008
	Income in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount
Basic EPS
Income (loss) available to common Shareholders	(12,717,105)	13,008,401	(0.98)	(7,765,901)	10,510,305	(0.74)	1,597,189	9,582,593	0.17
Effect of dilutive securities:
Stock options only in the money		85,834			57,258			75,702
Diluted EPS
Income (Loss) available to
common shareholders,
including assumed
Conversions	(12,717,105)	13,094,235	(0.98)	(7,765,901)	10,567,563	(0.74)	1,597,189	9,658,295	0.17

23—COMMITMENTS AND CONTINGENCIES

23-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12-2.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The Company also has commitments regarding its Convertible Debentures and Warrants. Under the terms of the registration rights agreement the Company entered into in connection with the October 2007 private placement, the Company agreed to secure the registration of a portion of the securities deliverable upon conversion of the Convertible Debentures and in payment of interest under the Convertible Debentures by certain dates, and the Company agreed to secure the registration of the remaining securities deliverable on conversion of the Convertible Debentures and all of the securities deliverable upon exercise of the Warrants by certain dates, with penalties, including payment of liquidated damages in case of a default of these commitments. Also, the Company committed to a certain number of covenants regarding its convertible debentures and Warrants, and any event of default on these covenants could require the early repayment of the Convertible Debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquidated damages due in respect of the defaulted Convertible Debentures.

23-2 Litigation

As of the date of these financial statements, the Company is not involved in any material legal proceedings.

23-3 Contingencies

The Company currently has contingencies relating to warranties provided to customers for products as described in Note 1-13 and Note 11.

24—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of ASC 825 ‘‘Disclosure about fair value of financial instruments.’’ The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company’s financial instruments are compared below to the recorded amounts at December 31, 2010 and 2009.

	December 31,		December 31,
	2010 Recorded Value	2010 Estimated Fair Value	2009 Recorded Value	2009 Estimated Fair Value
Assets:
Cash and cash equivalents	7,369	7,369	11,590	11,590
Trade accounts and notes receivable, net	15,441	15,441	14,802	14,802
Short term investment	1,519	1,519	1,113	1,113
Liabilities:
Short-term borrowings	2,031	2,031	2,675	2,675
Trade accounts payable	4,309	4,309	4,061	4,061
Notes payable	1,589	1,589	1,673	1,673
Convertible Debentures and other Long Term Debt	8,121	8,121	9,330	9,330
Investor Warrants	1,287	1,287	702	702
Placement Agent Warrants	-	-	106	106

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
The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.1 million and €0.9 million, for the years ended December 31, 2010, and 2009, respectively.

Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2010, 2009 and 2008, the Company did not generate significant revenue with a single customer.

26—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2010, there were no outstanding hedging instruments.

27—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding Company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2010, 2009 and 2008 and the key balance sheet figures, by segment, for fiscal years 2010, 2009 and 2008.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, and goodwill are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2010	2009	2008 (1)
Segment operating loss	(3,818)	(3,202)	(4,159)
Financial income, net	(8,844)	(4,390)	5,232
Foreign Currency exchange (losses) gains, net	884	(101)	577
Other income, net	-	-	(1)
Income tax (expense) credit	(939)	(72)	(51)
Consolidated net loss	(12,717)	(7,766)	1,597

(1) Certain prior years amounts have been reclassified to conform to the current year’s presentation. See Note 1-15 of the consolidated financial statements – Research & Development costs.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by business unit is presented below for years ending December 31, 2010, 2009 and 2008:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2010
Sales of goods	1,939	11,196	-	-	13,135
Sales of RPPs & leases	3,505	1,184	-	-	4,689
Sales of spare parts and services	1,438	3,940	-	-	5,378
Total sales	6,882	16,319	-	-	23,202
Total net sales	6,882	16,319	-	-	23,202
External other revenues	6	500	-	-	506
Total revenues	6,888	16,820	-	-	23,708
Total COS	(3,285)	(10,969)	-	-	(14,253)
Gross margin	3,604	5,851	-	-	9,455
R&D	(741)	(793)	-	(1,734)	(3,268)
Selling expenses	(2,741)	(3,943)	-	-	(6,684)
G&A	(766)	(1,024)	(1,338)	(193)	(3,320)
Total expenses	(4,247)	(5,760)	(1,338)	(1,927)	(13,272)
Operating income (loss)	(644)	91	(1,338)	(1,927)	(3,818)
Total Assets	9,344	20,803	5,474	317	35,938
Capital expenditures	116	411	73	-	600
Long-lived assets	2,341	3,310	175	59	5,886
Goodwill	645	1,767	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2009
Sales of goods	3,663	10,113	-	-	13,775
Sales of RPPs & leases	4,267	1,177	-	-	5,444
Sales of spare parts and services	1,690	3,930	-	-	5,620
Total sales	9,620	15,219	-	-	24,839
Total net sales	9,620	15,219	-	-	24,839
External other revenues	7	39	-	-	46
Total revenues	9,627	15,258	-	-	24,885
Total COS	(4,173)	(10,040)	-	-	(14,213)
Gross margin	5,454	5,218	-	-	10,672
R&D	(974)	(868)	-	(1,810)	(3,652)
Selling expenses	(3,284)	(3,117)	-	-	(6,401)
G&A	(973)	(1,017)	(1,431)	(400)	(3,821)
Total expenses	(5,231)	(5,002)	(1,431)	(2,210)	(13,874)
Operating income (loss)	223	216	(1,431)	(2,210)	(3,202)
Total Assets	10,604	20, 322	9,065	387	40,378
Capital expenditures	309	410	19	2	740
Long-lived assets	2,685	3,327	158	99	6,269
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2008 (1)
Sales of goods	3,658	8,888	-	-	12,547
Sales of RPPs & leases	3,698	966	-	-	4,664
Sales of spare parts and services	1,705	3,941	-	-	5,645
Total sales	9,060	13,796	-	-	22,856
Total net sales	9,060	13,796	-	-	22,856
External other revenues	138	59	-	-	197
Total revenues	9,198	13,855	-	-	23,053
Total COS	(3,794)	(10,161)	-	-	(13,955)
Gross margin	5,405	3,694	-	-	9,099
R&D	(816)	(838)	-	(2,058)	(3,712)
Selling expenses	(2,960)	(2,724)	-	-	(5,684)
G&A	(887)	(841)	(2,036)	(97)	(3,862)
Total expenses	(4,663)	(4,403)	(2,036)	(2,156)	(13,258)
Operating income (loss)	742	(709)	(2,036)	(2,156)	(4,159)
Total Assets	10,690	20,000	1,746	11,429	43,863
Capital expenditures	673	327	128	-	1,128
Long-lived assets	3,048	3,371	171	157	6,747
Goodwill	645	1,767	-	-	2,412

(1) Certain amounts have been reclassified to conform to the current year’s presentation. See Note 1-15 of the consolidated financial statements – Research & Development costs.

28—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow- moving inventory
Restated balance as of January 1, 2008	735	1,021
Charges to costs and expenses	72	391
Deductions: write-off provided in prior periods	(15)	-
Restated balance as of December 31, 2008	792	1,412
Charges to costs and expenses	290	196
Deductions: write-off provided in prior periods	(220)	(803)
Restated balance as of December 31, 2009	862	805
Charges to costs and expenses	217	252
Deductions: write-off provided in prior periods	-	(186)
Restated balance as of December 31, 2010	1,079	871

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

29—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2010	2009	2008
Income taxes paid (refunds received)	942	(13)	74
Interest paid	66	759	382
Interest received	43	44	273

Non-cash transactions:	2010	2009	2008
Capital lease obligations incurred	1,649	2,209	2,019

30—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable (‘Trade accounts and notes payable’) under this contract were €59 thousand, €52 thousand and €61 thousand for 2010, 2009 and 2008 respectively.

Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €315 thousand, €234 thousand and €539 thousand in 2010, 2009 and 2008 respectively. As of December 31, 2010, receivables (‘Net trade accounts and notes receivable’) amounted to €33 thousand and payables to €21 thousand. As of December 31, 2009, receivables from Dae You amounted to €67 thousand and our payables to them amounted to €14 thousand.

The Company purchases certain technological elements from Siemens AG, an affiliate of its shareholder, Siemens France Holding. Total purchases amounted to €20 thousand in 2010, €216 thousand in 2009 and €212 thousand in 2008. As of December 31, 2010, payables due to Siemens AG amounted to €0 thousand and as of December 31, 2009, payables due to Siemens AG amounted to €2 thousand.

As of December 31, 2010, Siemens France Holding is no more a shareholder of EDAP-TMS.

31—SUBSEQUENT SIGNIFICANT EVENTS AS OF MARCH 31, 2011

         Following the March 2011 earthquake and tsunami in Japan, we are closely monitoring the situation of our subsidiary in Japan which accounts for approximately 33% of our lithotripsy sales. We do not have any manufacturing facility in Japan nor do we procure significant supplies from Japan. As of March 31, 2011, it is too early to determine whether the current Japanese situation will have any significant impact on our business in this territory.

EXHIBIT 1.1

BY-LAWS

EDAP TMS

A stock company (société anonyme)
with a capital of Euros 1,750,229.78
Head office: Parc d’activité- La Poudrette Lamartine
4 rue du Dauphiné
69120 Vaulx en Velin - France

MEMORANDUM AND ARTICLES OF ASSOCIATION
- BYLAWS -

Including modifications approved on January 3rd, 2011

TITLE I
FORMATION - PURPOSE - CORPORATE NAME
REGISTERED OFFICES - DURATION

ARTICLE 1 - FORMATION OF THE COMPANY

A stock company exists between the owners of the shares created hereinafter and those which could be created at a later stage; it is organized and exists under the laws in force and under the following bylaws.

ARTICLE 2 – CORPORATE PURPOSES

The purpose of the Company is:
-
the taking of financial interests under whatever form in all French or foreign groups, companies or businesses which currently exist or which may be created in the future, mainly through contribution, subscription or purchasing of shares, obligations or other securities, mergers, holding companies, groups, alliances or partnerships ;

-	the management of such financial interests ;
-	the direction, management, supervision and coordination of its subsidiaries and interests ;
-	the provision of all administrative, financial, technical or other services ;
-
and generally, all operations of whatever nature, financial, commercial, industrial, civil, relating to property and real estate which may be connected directly or indirectly, in whole or in part, to the company's purposes or to any similar or related purposes which may favor the extension or development of said purpose.

ARTICLE 3 - CORPORATE NAME

The corporate name of the Company is:
EDAP TMS

ARTICLE 4 - REGISTERED OFFICE

The registered office is fixed at: Parc d'activité La Poudrette Lamartine
4 rue du Dauphiné- (F) 69120 Vaulx en Velin - France.

It may be transferred to any other location within the department or a nearby department further to a simple resolution from the Board, subject to ratification by the earliest Ordinary General Meeting, and every other location by virtue of a resolution from the Extraordinary Shareholders' General Meeting. The Board may set up administrative seats, subsidiaries, offices and branches in all places without any derogation related to the choice of jurisdiction as provided in these bylaws.

ARTICLE 5 - DURATION

The duration of the Company is sixty (60) years as of the date of incorporation of the Company recorded in the Trade and Corporate Registry unless an anticipated dissolution or a prorogation is decide as provided for in these bylaws.
TITLE II
REGISTERED CAPITAL

ARTICLE 6 - REGISTERED CAPITAL

The registered capital is fixed at the amount of one million seven hundred fifty thousand two hundred twenty nine Euros and seventy eight cents (Euros 1,750,229.78) divided into thirteen million four hundred and sixty-three thousand three hundred and six (13,463,306) shares with a nominal value of thirteen cents (Euros 0.13) each, fully paid up.

ARTICLE 7 - INCREASE OF THE REGISTERED CAPITAL

The registered capital may be increased once or several times through the creation of new shares, representing contributions in kind or contributions in cash, the transformation of available corporate reserves into shares or through any other mean by virtue of a resolution from the Extraordinary Shareholders' General Meeting. Such meeting shall fix the conditions for the issuing of new shares within the framework of the legal provisions in force, or delegate its powers for such purpose to the Board. As a representation of capital increases may be created, either shares similar to the existing ones, or shares of a totally different type which may, within the conditions provided by law, grant a preferential right or whatever privilege on the other shares. The Board has all powers to negotiate, if any, with any bank or financial syndicate to facilitate or guarantee the issuance of shares as mentioned here above complying with any legal provision, in particular as far as preferential rights of subscription for the benefit of the older shareholders are concerned.

No capital increase in shares paid up in cash may however be implemented if the existing capital has not been priorly fully paid up. Capital increases must be implemented within five years as of the date on which the Shareholders' General Meeting has taken or authorized such resolution.

Capital increases may occur through the issue of shares with a premium. That premium of which the total amount shall have to be paid at the time of the subscription of the shares shall not be regarded as a profit to be distributed under operating profit; it shall represent an additional payment to the capital in shares and shall belong exclusively to all shareholders, except otherwise provided for by the Ordinary or Extraordinary Shareholders' Meeting.

In case of an increase through the issue of shares payable in cash, and unless otherwise provided further to a resolution from the Extraordinary Shareholders' General Meeting, the owners of existing shares who have duly contributed as they were called up shall receive in proportion to the amount of these shares, a preferential right to subscribe to the new shares. The Board shall determine the manner in which that right shall be exercised and its validity period in compliance with (French) law; it shall be negotiable under the same conditions as the shares during the subscription.

Those shareholders who, due to the number of shares they hold, may not obtain a new share or a full number of new shares, shall be entitled to group to exercise their right but however no joint subscription may result from such a grouping.

ARTICLE 8 - CAPITAL REDUCTION

The Extraordinary Shareholders' General Meeting may also decide a reduction of the registered capital for whatever reason and in whatever manner, in particular through the reimbursement to the shareholders of a repurchasing of the corporate shares or the exchange of old shares by new shares, for the same or a lower number of shares, with or without the same nominal amount and, if any, the obligation of selling or buying old shares to enable the exchange or also through the payment of a balance in cash.

The General Meeting may also delegate to the Board all powers to implement the capital reduction.

The Auditors shall be informed on the project of capital reduction at least forty five days prior to the Meeting. The General Meeting shall decide on the report from the Auditors who shall provide their appreciation on the causes and the conditions of the operation.

When losses do not motivate the capital reduction, creditors may within a period of thirty days as of the date of the filing with the Clerk of the Trade Court of the minutes of the resolution from the General Meeting who decided or authorized the reduction, oppose to the reduction. The opposition is brought before the Trade Court.

TITLE III
SHARES

ARTICLE 9 – PAYMENT OF THE SHARES

At the time of capital increase, the shares to be subscribed in cash must be paid up of at least one fourth at the time of the subscription. The balance of payments shall be paid within a maximum of five years, as of the day on which the capital increase shall have become effective, in one or several times, at the times and in the proportions determined by the Board. The calling up of capital contributions shall be communicated to the shareholders by registered letter at least fifteen days prior to the date fixed for each payment.

The shares contributed in cash as part of the capital increases may be paid up partly or totally through the compensation of a debt which is fixed, liquid and due to the company.

The Board may authorize at any time the shareholders to prepay the amount of their shares which are not yet called up.

Should the shareholders not proceed with the payments on the set dates, the interest of the amount of these payments shall run by law for each day of delay at a rate of 12% per annum as of the date of payment fixed in the registered letter above mentioned and without a claim or formal notice being necessary.

If within the period fixed at the time of calling up the capital, some shares have not been paid up from the required payments, the Company may, one month after a special formal individual notice notified to the defaulting shareholder - by registered letter or extra judicial writ – offer, to the other shareholders, the shares to be paid up by registered letter sent to each of them.

To implement this preemptive right, the Board shall have, upon the expiration of the fixed time limit, at the time of the calling up of capital, to offer to the shareholders the shares to be paid up by registered letter sent to each of them.

If several shareholders are purchasers, the shares shall be distributed among them in proportion to their rights in the Company.

If such a proportional distribution is not possible, the remaining shares shall be distributed through draw lots.

If within a time limit of one month further to the shareholders having been warned, some shares are still not paid up, the Company may sale them within the terms and conditions stipulated under Section L.228-27 of the French Commercial Code through the decree of March 23, 1967 referred to for its application.

The sale of the shares shall be carried in public auctions by a stock broker or a public notary. For such purpose, the Company shall publish in a legal gazette within the department of the registered offices, at least thirty days further to the notice scheduled in the previous paragraph, a notice concerning the sale of the shares. It shall inform the debtor and, if any, its co-debtors, of the sale by a registered letter containing indications on the date and the issue number of the gazette in which the publication has been made. The sale of the shares may not take place less than fifteen day as from the sending of the registered letter.

The Company shall be entitled to the net proceeds of the sale up to the due amount and shall be deducted from the principal amount and interests due by the defaulting shareholder before the reimbursement of the costs incurred by the company to realize the sale. The defaulting shareholder remains debtor or benefits from the difference.

Upon the expiration of the time limit as scheduled in the fifth paragraph above, the shares not paid up from the required payments shall stop permitting the admission and the voting rights in shareholders meetings and shall be deducted for the counting of the quorum. The right to the dividends and the preferential right of subscription shall be suspended. If the shareholder pays up the principal sum and its interests, he/she may ask for the payment of non prescribed dividends but he/she may not exercise an action under a preferential right of subscription to a capital increase after the expiration of the time limit fixed for the exercise of that right.

ARTICLE 10 – LEGAL FORM AND CONDITIONS OF VALIDITY OF SHARES

The shares are compulsorily issued by the Company as registered shares and are materialized through a registration into the accounts of the Company.

The share accounts are kept under the conditions and terms provided by law, by the Company or any other authorized Agent the name or denomination and address of which shall be published in the "Bulletin des Annonces Légales Obligatoires" (Bulletin for compulsory legal announcements).

The share accounts mention:
-	the identification data of natural persons or legal entities in the name of whom they have been opened and, if any, the legal nature of their rights or incapacities ;
-	the name, the category, the number and, if any, the nominal value of the registered shares;
-	the restrictions which may concern these shares (pledge, escrow account, etc...).

Whenever the shares are not fully paid upon subscription, the payments on these shares are put in and witnessed as such by a certificate.

Each share gives right to a part of the ownership of the Company's assets, in proportion with the number of issued shares. Besides, it gives right to a part of profits as stipulated under Article 27 hereinafter.

Shareholders are only responsible up to the amount of shares they possess and above that amount, any calling up of capital is forbidden. They cannot be subject to any restitution of interests or dividends which were regularly distributed.

ARTICLE 11 - SHARE TRANSFERS

Shares may be freely traded under the conditions defined by law. In the event of a capital increase, the shares may be traded from the completion thereof.

Shares shall remain negotiable following the Company’s dissolution, and until the closing of its liquidation.

ARTICLE 12 - INDIVISIUM OF SHARES - SEALS

In respect of the Company the shares are indivisible. Joint owners of a share shall be represented before the Company by a single person they shall have appointed further to a common agreement.

Whenever the ownership of several existing shares shall be necessary to exercise any right whatsoever and in particular to exercise the preferential right as here above provided for, or still, in the case of exchange or attribution of the shares further to an operation such as: capital reduction, capital increase by incorporation of reserves, merger, entitling to a new share against providing existing shares, isolated shares or shares in a number lower than the one required shall grant no right to the holder against the Company ; shareholders shall be personally responsible for the regrouping of the necessary number of shares.

The heirs, representatives or creditors of a shareholder shall under no circumstances whatsoever neither call for the seals on the Company's assets and documents requesting the partition or the sale by auction of a lot held by indivisium, nor interfere in whatever manner in its management ; they must - for the exercise of their rights - refer to the corporate inventories/ books and the decisions from the General Meeting.

All shares which form or shall form the registered capital shall always be assimilated to one another as regards tax costs. Consequently, all duties and taxes which for whatever reason could - with respect to any reimbursement of capital of these shares, or more generally, any distribution of their profit become claimable for only some of them, either during the existence of the Company or during its winding-up, shall be distributed among all shares representing the capital at the time of that or those reimbursements or distributions in such a way that all current or future shares shall confer on their owners - whilst taking into account the nominal amount of shares and rights not amortized of different categories, the same effective privileges giving them the right of receiving the same net amount.

TITLE IV
MANAGEMENT OF THE COMPANY

ARTICLE 13 – BOARD OF DIRECTORS

The Company is managed by a Board of Directors made up of individuals or legal persons whose number is determined by the Ordinary Shareholders Meeting within the limits provided for by the law.

A legal entity must, at the time of its appointment, designate an individual who will be its permanent representative at the Board of Directors. The duration of the office of this permanent representative is the same as that of the Director legal body he/she represents. In the event the legal body revokes its permanent representative, it must replace said representative immediately. The same rules apply in case of death or resignation of the permanent representative.

Each Director must own at least one share during his term of office. However there is no minimal obligation if the Director is, at the same time, a shareholder linked to the Company with an employment contract.

If - at the time of his/her appointment - the Director does not own the requested number of shares or if during his/her term, he/she no longer owns the requested number of shares, he/she is considered to have automatically resigned, if he/she has failed to regularize his/her situation within three months.

The Directors’ term of office is for six years; one year being calculated as the period in between two consecutive annual Ordinary General Shareholders Meetings. The tenure of a Director terminates at the end of the Ordinary General Shareholders Meeting which meets to vote upon the accounts of the then preceding fiscal year and is held in the year during which the office of said Director comes to an end.

The Directors may always be re-elected, they may also be revoked at any time by the Shareholders' General Meeting.

An individual person cannot to hold more than five positions as a member of a Board of Directors or a member of a  Supervisory Board in companies registered in France; the directorship held in controlled companies (as defined by Section L.233-16 of the French Commercial Code) by the Company, are not taken into account.

In case of death or resignation of one or several Director(s), the Board of Directors may make (a) provisional appointment(s), even between two General Shareholders Meetings.

Any such provisional appointment(s) made pursuant to the previous paragraph need to be ratified by the next following Ordinary Shareholders' General Meeting.

Failing ratification, the resolutions and acts approved beforehand by the Board remain nonetheless valid.

When the number of Directors falls below the compulsory legal minimum, the remaining directors must summon immediately the Ordinary General Shareholders Meeting, in order to reach the full complement of the Board.

Any Director appointed in replacement of another Director whose tenure has not expired remains in office only for the remaining duration of the tenure of his predecessor.

An employee of the Company may be appointed as a Director. His/her contract of employment must however correspond to an effective work. In this case, he/she does not loose the benefit of his/her employment contract.

The number of Directors who are also linked to the Company by an employment contract can not exceed one third of the Directors in office or five members.

Directors cannot be more than eighty years old. In case one of the Directors reaches this limit during his/her office, the older Director is automatically considered as having resigned at the next General Shareholders Meeting.

ARTICLE 14 - MEETINGS OF THE BOARD

14.1. The Board of Directors meets as often as the interests of the Company require.

14.2. The Chairman summons the Directors to the Meetings of the Board. The notification of the Meetings may be made by all means, whether oral or written.

Furthermore, if there has not been a Board Meeting for two months, members of the Board representing at least one third of the members of the Board, or the Chief Executive Officer, may validly require the President to summon the Board. In such a case, they must indicate the agenda for the meeting.

In case a Labor Committee exists, the representatives of this committee - appointed pursuant to the Labor Code - must be invited to every meeting of the Board.

The meeting takes place either at the registered office or at any other place in France or abroad.

14.3. For the resolutions of the Board of Directors to be valid, at least one half of its members must be present.

Within the limits set out by Section L.225-37, paragraph 3 of the French Commercial Code and subject to the setting up of internal rules, the Board will be entitled to take into account for its quorum and majority rules, the participation of Directors by means of videoconference, still in respect of the legal provisions.

Any decision granting options to purchase new or existing shares of the Company to a Director who is also an employee, to the President or to the Chief Executive Officer of the Company (when he/she is also a Director), within the framework of an authorization given by the Extraordinary Shareholders' General Meeting, pursuant to Sections L.225-177 et seq. of the French Commercial Code, shall be taken by a majority vote among the Directors who are present or represented. The concerned Director as well as any other Director who is likely to be granted similar options cannot take part in the vote.

The resolutions of the Board shall be taken at a majority vote ; in case of a split decision, the President has casting vote.

14.4. Any Director may grant a proxy – even by letter, telegram, telex or fax – to any other Director to represent him/her at a Board Meeting; however, each Director is not allowed to have more than one proxy per meeting.

14.5. The copies or abstracts of the minutes of the Board of directors are certified by the Chairman of the Board, the Chief Executive Officer, the Director temporarily delegated in the duties of President or by a representative duly authorized for that purpose.

ARTICLE 15 - POWERS OF THE BOARD

The Board of Directors defines the orientations of the Company's activity and supervises their implementation. Within the limits set out by the corporate purposes, and the powers expressly granted by law to the General Shareholders Meeting, the Board may deliberate upon the business of the Company and take any decisions thereof.

ARTICLE 16 - CHAIRMAN

The Board elects one of its members as Chairman of the Board, who must be an individual. The Board determines the duration of the office of the Chairman: it cannot exceed that of his/her office as a Director. The Board may revoke the Chairman at any time. The remuneration of the Chairman is decided by the Board of Directors.

The Chairman represents the Board and organizes its work. The General Shareholders' Meeting must be informed of this work, by the Chairman. The Chairman is responsible for the good functioning of the Company's organization and, in particular, has to check the ability of the Board members to perform their mission.

Pursuant to Section 706-43 of the French criminal proceedings Code, the Chairman may validly delegate to any person he/she chooses the powers to represent the Company within the framework of criminal proceedings which might be taken against the Company.

The Chairman of the Board of Directors cannot be over eighty years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered as having resigned. However, his/her tenure is extended until the next Board of Directors Meeting, during which his/her successor shall be appointed. Subject to this provision, the Chairman of the Board may always be re-elected.

ARTICLE 16 bis - CHIEF EXECUTIVE OFFICER

The general management of the Company is performed, under his responsibility, either by the Chairman of the Board or by another individual, elected by the Board and bearing the title of Chief Executive Officer.

The choice between these two methods of management belongs to the Board and must be made as provided for by these bylaws.

Shareholders and third parties will be informed of this choice in the conditions set out by the decree n° 2002-803 of May, 3rd, 2002.

The Chief Executive Officer is vested with the most extensive powers to act under all circumstances on behalf of the Company, within the limits set out by the corporate purposes, and subject to the powers expressly granted by law to the Board of Directors and the General Shareholders Meeting.

The Chief Executive Officer represents the Company with third parties. The Company is bound by the acts of the Chief Executive Officer overcoming the corporate purposes, unless proven that the third party knew such act overcame the corporate purposes or could not ignore so in light of the circumstances; yet, the sole publication of the bylaws is not enough to constitute a sufficient evidence thereof.

The remuneration of the Chief Executive Officer is decided by the Board of Directors. The Chief Executive Officer can be revoked at any time by the Board of Directors. If this revocation is not justified, damages may be allocated to the Chief Executive Officer, except when the Chief Executive Officer is also the Chairman of the Board.

The Chief Executive Officer may not hold another position as Chief Executive Officer or member of a Supervisory Board in a company registered in France except when (i) such company is controlled (as referred to in Section L.233-16 of the French Commercial Code) by the Company and (ii) when this controlled company’s shares are not quoted on a regulated market.

The Chief Executive Officer cannot be over seventy years old. In case the Chief Executive Officer reaches this limit during his/her tenure, he/she will automatically be considered as having resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor shall be appointed.

ARTICLE 17 - DEPUTY CHIEF EXECUTIVE

Upon the Chief Executive Officer’s proposal, the Board of Directors may appoint one or several individual(s) as Deputy Chief Executive(s) with the aim of assisting the Chief Executive Officer.

The Deputy Chief Executive may be revoked at any time by the Board, upon proposal of the Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board of Directors shall determine the scope and duration of the powers delegated to the Deputy Chief Executive. The remuneration of the Deputy Chief Executive is decided by the Board of Directors.

Towards third parties, the Deputy Chief Executive has the same powers as the Chief Executive Officer, among which the ability to represent the Company in court.

The Deputy Chief Executive Officer cannot be over seventy years old. In case a Deputy Chief Executive Officer would reach this limit during his/her office, he/she would automatically be considered as having resigned. However, his/her office is extended until the soonest Board of Directors meeting, during which his/her successor shall be appointed.

In any case, the maximum number of Deputy Chief Executive(s) cannot exceed five.

ARTICLE 18 - AGREEMENTS SUBJECT TO AUTHORIZATION

18.1. Securities, endorsement of drafts and guarantees provided for by the Company shall be authorized by the Board of Directors in compliance with the conditions provided for by the law.

18.2. Any agreement to be entered into - either directly or indirectly or through an intermediary - between the Company and one of its Directors, its Chief Executive Officer or Deputy Chief Executive, one of its shareholders holding more than 5% of the voting rights or, if it is a company, the company controlling it (as referred to in the Section L.233-3 of the French Commercial Code) is subject to a prior authorization of the Board of Directors. The same authorization applies to the agreements in which these persons are indirectly interested.

Such prior authorization is not required for agreements which, even though they are entered into by the above mentioned persons, concern usual operations which have been entered into on standard conditions. Nevertheless, such agreements have to be reported to the Chairman by the concerned person. Furthermore, the lists and purposes of these agreements shall be communicated by the Chairman to the Board of Directors and to the Statutory Auditors.

The same shall apply for agreements between the Company and another company, whenever one of the Directors, Chief Executive Officer(s) or Deputy Chief Executive(s) of the Company is the owner, a partner with unlimited liability, a manager, Director, Chief Executive Officer, member of the Executive Board or Supervisory Board of said company.

The prior authorization of the Board of Directors is required pursuant to the conditions provided for by law. It being specified that said director shall not be taken into account for the quorum calculation and that his/her vote shall not be taken into consideration for the calculation of the majority.

ARTICLE 19 - PROHIBITED AGREEMENTS

Directors who are not legal bodies are prohibited from taking out loans from the Company, under any form whatsoever, from getting an overdraft on a current account or otherwise, and benefiting from a guarantee from the Company for the agreements they have entered into with third parties.

The same prohibition applies to Chief Executive Officers, Deputy Chief Executives and to permanent representatives of the Directors legal bodies. It also applies to spouses, ascendants and descendants of the persons referred to in the previous paragraph, as well as to any interposed person.

TITLE V
AUDITORS
ARTICLE 20 - AUDITORS

The Ordinary Shareholders' General Meeting shall appoint one or two Auditors and substitute Auditors for a duration under the conditions and for the task complying with (French) Law.

The Auditors are appointed for six fiscal years. Their mandate ends at the time of the General Meeting deciding upon the statements of the sixth fiscal year.

The Auditor appointed to replace another shall only remain in service until the expiration of the mandate of his predecessor.

Auditors are indefinitely re-eligible.

One or several shareholders representing at least one twentieth of the registered capital may ask in court the objection to one or several Auditors appointed by the meeting and the designation of one or several other Auditors who shall provide their services replacing the objected Auditors. Under penalty of unacceptability of the request, the latter shall have to be made before the President of the Commercial Court who shall rule in chambers within a period of thirty days as from the rejected nomination.

The Auditors must be called at the Board meeting during which the accounts of the ended financial year shall be closed and at all shareholders meetings.

ARTICLE 21 - EXPERTISE

One or several shareholders representing at least one twentieth of the registered capital may ask to the President of the Commercial Court to rule in chambers to designate an expert in charge of presenting a report on one or several management operations.

The report from the expert possibly appointed must be sent to the petitioners, to the Board, to the Ministère Public ("Attorney General"), to the Labor Committee and to the COB (French SEC) ; it shall also be attached to the report from the Auditor(s) prepared for the forthcoming General Meeting and should be granted the same advertising.

TITLE VI
GENERAL MEETINGS

ARTICLE 22 - GENERAL RULES

1)	The annual Ordinary General Meeting shall have to meet every six month, following the end of each financial year subject to an extension of that period further to a court decision.

2)
Extraordinary Shareholders' General Meetings or Ordinary Shareholders' General Meetings called up extraordinarily may also be called up further to a notice from either the Board or the Auditors or the Agent designated by the court upon the petition of the Labor Committee or any interested person in case of an urgent matter or one or several shareholders representing at least one twentieth of the registered capital.

3)	The General Meetings are held at the head office or in any other place indicated in the notice which may even be out of the department of the head office.

In case of an urgent matter, the Labor Committee may go to court and ask for the appointment of an Agent who will be in charge of convening the Shareholders' General Meeting.

The Labor Committee may also require the registration of resolution proposals on the agenda.

Two members of the Labor Committee, one from the "cadres techniciens et Agents de maîtrise" category, and one from the "employés et ouvriers" category, may be appointed by the Labor Committee in order to assist to the Shareholders' General Meetings. Upon their demand, they must be listened to during for all deliberations requiring an unanimous vote from the shareholders.

4)	The notices for General Meetings are sent to each shareholder at least fifteen days prior to these meetings either by simple mail or registered mail.

Should the General Meeting not have been able to decide validly due to the failing of the required quorum, a second meeting is called up the same way as the first one and the calling up notice shall remind its date. However the time limit for such a notice is reduced to six days.

5)
The calling up notice shall indicate the corporate name possibly followed by its acronym, the corporate form, the amount of registered capital, the address of its registered offices, the corporate identification numbers with the French Trade Registry and the National Institute of Statistics and Economic Surveys (Institut National de la Statistique et des Etudes Economiques INSEE), the dates, hour and place of the meeting and its nature, extraordinary, ordinary or special together with its agenda.

Subject to miscellaneous questions which should be of no major importance, questions indicated on the agenda are mentioned in such a manner that their content and scope appear clearly without having to refer to other documents.

One or several shareholders may under the conditions provided in Sections 128 to 131 of the decree n° 67-236 dated March 23rd, 1967 require the recording on the agenda of resolution projects which do not concern the presentation of candidates to the Board.

The Meeting cannot deliberate on a question which is not listed on the agenda; however, it may in all circumstances revoke one or several members from the Board and proceed with their replacement.

The Meeting agenda cannot be modified on the second calling up.

6)	All shareholders attend the General Meeting whatever the number of their shares as long as they have been paid up for required payments.

7)	A shareholder can only be represented by another shareholder or his/her spouse who may not be a shareholder.

The mandate is granted for a single meeting ; however it can be granted for two meetings, an ordinary meeting and an extraordinary meeting held on the same day or within a period of seven days.

The mandate granted for a meeting is valid for successive meetings called up covering the same agenda.

The following documents must be attached to any proxy form sent to the shareholders :
-	the meeting agenda
-	the text of the projects of resolutions presented by the Board and if need be by the shareholders or the Labor Committee.

-
a summary on the corporate situation during the ended financial year with a chart on the corporate results during the past five financial years or each of the financial years since the incorporation of the Company if their number is inferior to five.

-
a form for the sending of the documents and information listed under article 135 of the decree mentioned here above, informing the shareholder that he/she may obtain by simple request the automatic sending of the documents and information mentioned above for each forthcoming Shareholders' Meetings.

The proxy form must inform the shareholder in a very clear manner that failing any indication of Agent, a favorable vote shall be issued in his/her name to adopt the resolution projects presented or consented by the Board. To issue any other vote, the shareholder must chose an Agent who accepts to vote in line with his/her mandate.

The proxy must be signed by the represented shareholder and indicate his/her name, usual first name and domicile, the number of shares he/she holds and the number of votes related to his/her shares.

The Agent namely designated on the proxy may not a substitute another person to him/herself.

8)
The Meeting is presided over by the Chairman of the Board of Directors or, if he/she is absent, by a director duly delegated for that purpose by the Board. Otherwise, the Meeting elects its own president.

The two members of the meeting with most votes shall, if they accept that position, fulfill the tasks of scrutinizers

The Meeting Committee designates the secretary who may be selected among persons who are not shareholders.

9)	An attendance sheet is kept and contains:
-	the name, usual first name and domicile of each shareholder, attending or represented, the number of shares he/she holds and the number of votes related to these shares.
-	the name, usual first name and domicile of each Agent, the number of shares represented by his/her mandates and the number of votes related to his/her shares.

Comments on the represented shareholders may not be mentioned on the attendance sheet provided the powers are attached thereto and their number is indicated.

The Meeting Committee shall certify as true the attendance sheet duly signed by the present or represented shareholders.

10)	Secret ballot vote shall be adopted whenever claimed by the Meeting Committee or members of the meeting representing more than half of the registered capital represented at that Meeting.

11)
For all meetings, the quorum is counted on the total amount of shares forming the registered capital deducting those which are not entitled to the voting right by virtue of the legislative or regulatory provisions.

12)
Each member of the meeting has as much votes as he/she possesses and represents shares, both under his/her personal name and as Agent, without limitations. However, in meetings held for the checking the shares invested in kind or specific advantages, each shareholder may not dispose of more than ten votes.

In the case of beneficial ownership, the right to vote related to the share belongs to the beneficial owner in Ordinary General Meetings and to the bare owner in Extraordinary or Special General Meetings.

The joint owners of shares must be represented by only one among them or by a sole Agent.

Finally, the owner of the securities pledged again shall have the right to vote.

13)
Minutes shall witness resolutions voted in General Meetings and shall contain the required comments on a special register kept in the registered office under the conditions provided here above and signed by the members of the Board Committee.

Copies or extracts of the minutes of the General Meeting are validly certified by the Chairman of the Board, a Director duly empowered to act as a Chief Executive Officer, or by the secretary of the meeting.

14)	Shareholders exercise their rights related to communications and copies under the conditions provided by law.

15 )
The votes of the Shareholder attending to the meeting by means of videoconference or telecommunications, according to regulatory provisions, shall be taken into account for the calculation of the quorum and the majority of the said meeting.

ARTICLE 23 - EXTRAORDINARY GENERAL MEETINGS

The Extraordinary Shareholders' General Meeting is alone entitled to modify bylaws as far as all their provisions : any contrary clause shall be declared void. However, it may not increase shareholders' commitments subject to operations resulting from a regrouping of shares regularly carried out.

The Extraordinary Shareholders Meeting may only deliberate under the quorum criteria provided by the relevant provisions of the French Commercial Code.

Resolutions shall be adopted by the majority of two third of the voting rights of the attending or represented shareholders, including the shareholders voting by mail.

ARTICLE 24 - ORDINARY GENERAL MEETINGS

The Ordinary Shareholders' General Meeting takes all decisions except those which are of the competence of the Extraordinary Shareholders' General Meeting.

The Ordinary Shareholders Meeting may only deliberate under the quorum criteria provided by the relevant provisions of the French Commercial Code.

It shall act by a majority of votes owned by the attending or represented shareholders, including the shareholders voting by mail.

TITLE VII
INVENTORIES - PROFITS - RESERVES

ARTICLE 25 - COMPANY’S FISCAL YEAR

Each fiscal year shall cover a period of twelve months starting on January 1st and ending on next December 31st.

ARTICLE 26 - INVENTORY – ACCOUNTS

Regularly accounting of corporate operations is held in compliance with Law.

At the end of the each fiscal year, the Board draws up an inventory and the financial statements.

A management report is prepared on the situation of the Company over the last fiscal year, its expected evolution, the major events which occurred between the date of the end of the last fiscal year and the date on which the management report is prepared and on its activities in research and development.

All these documents are made available to the Auditors disposal according the provisions set forth by the law.

ARTICLE 27 - FIXING, ALLOCATION AND DISTRIBUTION OF PROFITS

On the profit of each fiscal year subject to reduction of the amount of the previous law, an amount equal to 5 % of it shall be allocated in order to constitute the legal funds ; such allocation is no longer compulsory when the said funds amount to 10 % of the registered capital ; should the amount of the legal funds become inferior of the registered capital, such allocation should have to be implemented.

The General Meeting may allocate any amount to the appropriation of all optional, ordinary or extraordinary funds or carrying it forward.

The profit of the fiscal year reduced by the amount of previous losses and by the amount to be allocated to the reserves according any legal provisions or bylaws and increased by the amount of the carried forward profit constitutes the distributable profit.

Further to the approval on the financial statement and the determination of the distributable amounts, the General Meeting decides the amount of the dividends to be distributed to the shareholders. The General Meeting may also decide on the distribution of amounts appropriated from the reserves it has available either to provide or complete dividends or as extraordinary distribution ; in such a case, the decision shall expressly indicate the reserve items from which the distributions are made. However, the dividends have to be priorly distributed from the distributable profit of the current fiscal year.

ARTICLE 28 - PAYMENT OF DIVIDENDS

The terms and conditions of payment of dividends voted by the General Meeting are decided by the relevant meeting or, failing such decision, by the Board. However, the payment must occur within a period which can not exceed nine months from the end of the fiscal year unless a court decision authorizes an extension of such time limit for payment.

Dividends which are not claimed within five years from their maturity date shall be bared.

TITLE VIII
         EXTENSION - DISSOLUTION - WINDING UP

ARTICLE 29 - EXTENSION

At least one year prior to the expiration date of the Company, the Board must convene a Extraordinary Shareholders' General Meeting to decide the prorogation of the Company; such prorogation may not exceed 99 years.

Failing such Extraordinary Shareholders' General Meeting, any shareholder may fifteen days further to a formal notice sent to the Chairman of the Board, by registered letter remaining unsuccessful, request from the courts the appointment of a Agent in charge of convening the meeting here above.

ARTICLE 30 - DISSOLUTION

The Extraordinary Shareholders' Meeting may, at any time, decide the accelerated dissolution of the Company.

If - as a consequence of the losses showed by the Company's accounts, the net assets of the Company are reduced below one half of the registered capital of the Company, the Board of Directors must, within four months from the approval of the accounts showing this loss, convene an Extraordinary Shareholders' General Meeting in order to decide whether the Company should be dissolved before its statutory term.

If the dissolution is not declared, the registered capital must - at the latest at the closing of the second fiscal year following that which has showed the losses and subject to the legal provisions concerning the minimum capital of sociétés anonymes be reduced by an amount at least equal to the losses which could not be charged on reserves, if during that period the net assets have not been restored up to an amount at least equal to one half of the capital.

Failing such meeting of the Extraordinary Shareholders' General Meeting as well as when the meeting has not been able validly to take its resolutions, any person with an interest to do so may file a claim before a court for the dissolution of the Company.

The Company is in liquidation at the time of its dissolution, whatever the reason. Its legal personality remains for the needs of the liquidation until it is closed.

During the liquidation, the General Meeting keeps the same powers as when the Company existed.

The shares remain negotiable until the liquidation is closed.

The dissolution of the Company is opposable to third parties only as from the date when the dissolution is published at the Trade and Corporate Registry.

ARTICLE 31 - WINDING UP

The winding up of the Company shall be carried out under the conditions provided for sectuions L.237-1 to L.237-31 of the French Commercial Code and under the provisions of the decree of March 23rd, 1967 referred to for their application.

Further to the extinction of the liabilities, the reimbursement of the shares nominal (registered) capital shall be carried out. The liquidation bonus shall be distributed to the shareholders in a due proportion of their respective rights.

TITLE IX
DISPUTES - ELECTION OF DOMICILE

ARTICLE 32 - DISPUTES

Any disputes arising during the existence or the winding up of the Company either between the shareholders and the company or between the shareholders themselves and related to corporate matters shall be submitted to the Courts of the location of the registered office.

EXHIBIT 8.1.

LIST OF EDAP TMS S.A. SUBSIDIARIES
(as of March 31, 2011)

Name of Subsidiary	Juridiction of Incorporation

EDAP TMS France S.A.S.	France
EDAP Technomed S.r.l.	Italy
EDAP Technomed, Inc.	United States
EDAP Technomed Co. Ltd.	Japan
EDAP Technomed Sdn Bhd	Malaysia
EDAP TMS GmbH	Germany

EXHIBIT 13.1

Annual Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of EDAP TMS S.A. (the “Company”), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2010 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2011	/s/ MARC OCZACHOWSKI
Marc Oczachowski
Chief Executive Officer

Dated: March 31, 2011	/s/ ERIC SOYER
Eric Soyer
Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to EDAP TMS S.A. and will be retained by EDAP TMS S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.1

Annual Certification
Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

I, Marc Oczachowski, Chief Executive Officer of EDAP TMS S.A., certify that:

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

4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: March 31, 2011	/s/ MARC OCZACHOWSKI
Title: Chief Executive Officer

EXHIBIT 12.2

Annual Certification
Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

I, Eric Soyer, Chief Financial Officer of EDAP TMS S.A., certify that:

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

4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: March 31, 2011	/s/ ERIC SOYER
Title: Chief Financial Officer

EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference into the Registration Statements (Form F-3, No. 333-136811, Form F-3, No. 333-147762, Form F-3, No. 333-152738 and Form F-3, N°333-169793) of EDAP TMS S.A. (the “Company”) of our report dated March 31, 2011, with respect to the consolidated financial statements of the Company and its subsidiaries included in the Annual Report (Form 20-F) for the year ended December 31, 2010.

ERNST & YOUNG Audit

/s/ JACQUES FOURNIER

Represented by
Jacques Fournier

March 31, 2011
Lyon, France