Form 20-F
period 2011-12-31
EDAP TMS SA
filed 2012-04-26
CIK 1041934

As filed with the Securities and Exchange Commission on April 26, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

__ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934,
OR
X  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
for the Fiscal Year Ended December 31, 2011
OR
__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
__ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

000-29374
(Commission file number)
EDAP TMS S.A.
(Exact name of registrant as specified in its charter)
France
(Jurisdiction of incorporation or organization)
Parc d’Activites la Poudrette-Lamartine
4/6, rue du Dauphiné
69120 Vaulx-en-Velin, France
(Address of principal executive offices)

Mrs. Blandine Confort
Tel. +33 4 72 15 31 50, E-mail: bconfort@edap-tms.com
Parc d’Activites la Poudrette-Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France
(Name, Telephone, E-mail and Address of Company Contact Person)
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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011:             13,345,004 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes_______     No       ___X___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes_______     No       ___X___

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ___X___     No       _______

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website , if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes_______     No       ___X___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer     _______     Accelerated filer     _______     Non-accelerated filer ___X___
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP     ___X___     International Financial Reporting Standards as issued by the International Accounting Standards Board     _______     Other     _______
If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17     _______     Item 18     _______

[THIS PAGE INTENTIONALLY LEFT BLANK]

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

The following are registered trademarks of the Company in the United States: EDAP TMS® & associated logo, EDAP®, Technomed®, Ablatherm®, Ablasonic®, Ablapak®, Praktis®, Sonolith®, Sonolith i-sys®, Sonolith i-move®, @-REGISTRY®. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation:

-	the effects of intense competition in the markets in which we operate;
-	the uncertainty of market acceptance for our HIFU devices;
-	the clinical status of our HIFU devices;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the market potential for our Sonolith i-move
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	the uncertainty in the U.S. FDA approval process, mostly changes in FDA recommendations and guidance;
-	dependence on our strategic suppliers;
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the seasonal nature of demand for medical devices;
-	risks associated to the current uncertain worldwide economic and financial environment;
-	risks associated with the March 2012 Warrants, New Debentures and January 2012 Warrants;
-	risks relating to ownership of our securities.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated.  This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2009, 2010 and 2011 and the selected income statement data for the years ended December 31, 2009, 2010 and 2011 set forth below have been derived from our consolidated financial statements included in this annual report. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2007	2008	2009	2010	2011

INCOME STATEMENT DATA
Total revenues	22,327	23,053	24,885	23,708	22,292
Total net sales	22,213	22,856	24,839	23,202	22,272
Gross profit	9,179	9,099	10,672	9,455	8,857
Operating expenses	(13,158)	(13,258)	(13,874)	(13,272)	11,353
Loss from operations	(3,979)	(4,159)	(3,202)	(3,818)	(2,497)
Income (loss) before income taxes	(5,461)	1,648	(7,694)	(11,778)	(543)
Income tax (expense) benefit	30	(51)	(72)	(939)	(395)
Net income (loss)	(5,430)	1,597	(7,766)	(12,717)	(938)
Basic earnings (loss) per share	(0.59)	0.17	(0.74)	(0.98)	(0.07)
Diluted earnings (loss) per share	(0.59)	0.17	(0.74)	(0.98)	(0.07)
Dividends per share(1)	—	—	—	—
Basic weighted average shares outstanding	9,200,757	9,582,593	10,510,305	13,008,401	13,345,004
Diluted weighted average shares outstanding	9,200,757	9,658,295	10,567,563	13,094,235	13,353,985

BALANCE SHEET DATA
Total current assets	36,124	35,786	33,248	29,865	26,740
Property and equipment, net	4,179	3,763	3,288	2,877	2,534
Total current liabilities	12,884	14,457	15,175	14,658	20,694
Total assets	45,003	43,863	40,378	35,938	32,238
Long-term debt, less current portion	15,174	9,500	10,138	10,075	720
Total shareholders’ equity	14,499	17,191	12,579	8,900	8,714

(1)
No dividends were paid with respect to fiscal years 2007 through 2010 and subject to approval of the annual shareholders’ meeting to be held in 2012 the Company does not anticipate paying any dividend with respect to fiscal year 2011. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

Note: Certain prior years amounts have been reclassified to conform to the current year’s presentation (See Item 5, “Operating Results—Research and Development, Patents and Licenses.”)

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

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€

2007	0.78	0.67	0.73	0.68
2008	0.80	0.62	0.68	0.72
2009	0.80	0.66	0.72	0.70
2010	0.82	0.69	0.75	0.75
2011	0.77	0.67	0.72	0.77

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

                The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	High	Low	Average	End of Month
	€	€	€	€
2011
September	0.74	0.70	0.73	0.74
October	0.75	0.71	0.73	0.72
November	0.76	0.72	0.74	0.74
December	0.77	0.74	0.76	0.77
2012
January	0.79	0.76	0.77	0.77
February	0.74	0.72	0.73	0.73
March	0.77	0.75	0.76	0.75
April, through April 13, 2012	0.77	0.75	0.76	0.76

On April 13, 2012, the Noon Buying Rate was U.S.$1.00 = €0.76.

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

We depend on the success of our High Intensity Focused Ultrasound (“HIFU”) technology for future revenue growth and net income. Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have remained stable owing to increased sales volumes. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is in its commercialization phase in the European Union, Canada and other countries. However, the Ablatherm is not approved for commercial distribution in the United States. In December 2001, our request for an additional Investigational Device Exemption (“IDE”) from the U.S. Food and Drug Administration (“FDA”) to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. After redesigning the clinical protocol, we resumed and plan to complete the clinical trials in order to obtain FDA approval of the Ablatherm using the $17.4 million net proceeds of the October 2007 private placement. While we expect these funds to be sufficient to enable us to fund the clinical trials in their entirety, we cannot guarantee that the proceeds will in fact be enough to do so.We can also not guarantee that the FDA will accept the changes to the protocol that we may submit, based upon the December 11, 2009 panel recommendations and our ongoing discussions with the FDA. Finally, we cannot guarantee the successful completion of clinical trials nor can we guarantee that the FDA will grant approval to market a device even if clinical trials are conclusive and/or are successfully completed. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.”

Our clinical trials for products using HIFU technology may not be successful.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials, and there can be no assurance that our clinical trials will demonstrate that our products are safe, effective, and marketable. Companies can suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials. Discussions with regulatory authorities to improve our clinical protocol may prove difficult and lengthy. We, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies such as the FDA may even refuse to grant exemptions to pursue clinical trials. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

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

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and effectiveness, and any marketing approvals that we may have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for full public reimbursement in Germany and Italy and partial reimbursement from private insurers in the United Kingdom, and evidence of the cost effectiveness of a therapy as compared to existing therapies. In February 2011, the French Health Ministry recently granted a special temporary reimbursement for the use of our HIFU technology in the treatment of localized prostate cancer, under certain clinical conditions. French Healthcare Authorities will review the clinical data gathered within the next five years in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that such definitive reimbursement code will be granted. Acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

Our cash flow is highly dependent on demand for our products.
Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to seasonal demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2011, 2010 and 2009, moreover, our operating cash flow was negative due to the cash requirements of operating activities, which we financed using cash and cash equivalents on hand. In addition, our 2011, 2010 and 2009 operating cash flow was negative due to the working-capital cash requirements, the cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure (“RPP”) model, and due to the sponsoring of the pre-market approval (‘‘PMA’’) trials for the FDA’s approval of our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a RPP basis), since each of these activities generates smaller immediate revenues than device sales, and by the implementation of our U.S. clinical trials to seek the FDA’s approval. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services. It will also be affected by the expenses to our pre-market approval trial process to seek the FDA’s approval on our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States, while there is no assurance that our cash flow will in fact be enough to do so or that clinical trials will be successful or that the FDA will grant approval to market our device even if the trials are successfully completed.

We have a history of operating losses and it is uncertain when and if we will reach profitability.

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize our Lithotripsy and HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. For example, in 2009, we had positive operating income in both HIFU and Urology Devices and Services (“UDS”) divisions which however were not sufficient to offset the cost of the Ablatherm-HIFU FDA PMA trials and the cost of our corporate activities thus resulting in a consolidated operating loss. In 2010 and 2011, we had negative operating income in our HIFU division, reflecting a slowdown in HIFU activity which was not sufficient to offset the fixed costs of the division. We cannot assure investors that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market, our devices, in particular the Ablatherm, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies working with HIFU technology for the minimally invasive treatment of tumors, include USHIFU, which markets a device called the Sonablate SB500 for the treatment of localized prostate cancer.  Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. Philips Healthcare is also developing HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA, in the United States. In particular, our Ablatherm device is under clinical trials in the U.S. Following the December 11, 2009 panel experts recommendations and our discussions with the FDA, after thoroughly evaluating all options, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study, completed the treatment of 134 patients in June 2010 and then entered into the required ~~2~~two-year follow-up phase. Clinical outcomes from these patients combined with our European long-term database will form the foundation of a submission to the FDA which we expect to occur at the end of 2012. Consequently, we may not be able to follow the FDA recommendations with regards to our prospective study and its cryoablation comparative arm and to conduct our trials within the timeframe and budget we initially expected. Even if regulatory approval to market a product~~, if~~ is  granted, it may include limitations on the indicated uses for which the product may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, ‘‘Information on the Company—Government Regulation’’ and “High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.”

Furthermore, changes to regulatory policy or the adoption of additional statutes or regulations that affect our business could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

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

Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. In contrast, procedures performed with our Ablatherm device are not reimbursed in the European Union with the exception of Italy, Germany, the UK and on a special temporary basis in France, where procedures are partially reimbursed by either public healthcare systems or private insurers. We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Our manufacturing operations are highly regulated and failure to comply with those regulations would harm our business.

Our manufacturing operations must comply with regulations established by regulatory agencies in the United States, the European Union and other countries, and in particular with the good manufacturing practices (‘‘GMP’’) mandated by the FDA and European Union standards for quality assurance and manufacturing process control. Since such standards may change, we may not, at all times, comply with all applicable standards and, as a result would be unable to manufacture our products for commercial sale. Our manufacturing facilities are subject to inspection by regulatory authorities at any time. If any inspection by the regulatory authorities reveals deficiencies in manufacturing, we could be required to take immediate remedial actions, suspend production or close the current and future production facilities, which would disrupt our manufacturing processes. Accordingly, failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2011, approximately 78% of our total costs of sales and operating expenses were denominated in euro, while approximately 39% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2011, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. Finally, in the specific context of the sovereign debt crisis affecting certain European countries, the alleged or actual disruption in the use of the euro as currency in one or more European Monetary Union countries and the associated fluctuations in currency exchange rates could have a material effect on our financial condition and earnings, the magnitude and consequences of which are unpredictable. For more information concerning our exchange rate exposure, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

           On January 19, 2012, we entered into a privately negotiated exchange agreement (the “Exchange Agreement”) with all of the holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 and Warrant holders, whereby all October 2007 Convertible Debentures and Warrants were exchanged for $10.0 million of new non-convertible debentures (the “New Debentures”), 1,948,871 newly issued ordinary shares, 408,691 new warrants (the “January 2012 Warrants”) and US$ 500,000 in cash. See Item 8 “Financial Information–Significant Changes as of April 26, 2012- January 2012 Exchange Agreement).

In accordance with the terms of our  the New Debentures, until October 29, 2012, the Company has the option to pay interest on the New Debentures in shares. Following that date, the holders of New Debentures can elect to receive interest payments in shares or in cash. The current economic and financial environment has adversely affected and may continue to affect our share price, thus we may be unable to make payment in shares without significantly diluting the interest of the existing shareholders. If we are unable to issue shares on reasonable terms or if holder of New Debentures so elect, we may need to make interest payments in cash, thus negatively affecting our working capital.

If any of the above materializes, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the outstanding warrants and New Debentures

We may have to pay liquidated damages to the holders participating in the Exchange, which would increase our expenses and reduce our cash resources.

In connection with the issuance of New Debentures and January 2012 Warrants, we entered into a registration rights agreement (the “Registration Right Agreement”). Under the terms of the Registration Rights Agreement, subject to certain limited exceptions, if the registration statement to which the Registration Rights Agreement relates has not been declared effective within the time periods specified in the Registration Rights Agreement or we otherwise fail to comply with certain provisions set forth in the Registration Rights Agreement, we will be required to pay the holders participating in the exchange, as liquidated damages, 1.0% of the aggregate principal amount of October 2007 Convertible Debentures exchanged by each such holder in the Exchange Agreement for each 30-day period (or a pro rata portion thereof) during which such failure continues. There can be no assurance that the registration statement  to which the Registration Rights Agreement relates will be declared effective by the SEC or will remain effective for the time periods necessary to avoid payment of liquidated damages. Any payment of liquidated damages would increase our expenses, reduce our cash resources and may limit or preclude us from advancing our product candidates through clinical trials or otherwise growing our business.

If we are required for any reason to repay our outstanding New Debentures prior to their maturity date, we would be required to deplete our working capital or raise additional funds. Our failure to repay the New Debentures, if required, could result in legal action against us, which could require the sale of substantial assets.

The New Debentures are due and payable on June 30, 2014, unless reimbursed earlier. Any event of default could require the early repayment of the New Debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquidated damages due in respect of the defaulted New Debentures. If, prior to the maturity date, we are required to repay the outstanding New Debentures in full, we would be required to use our working capital and raise and/or borrow additional funds. Such additional funds may be difficult to obtain on acceptable terms, if at all, and any issuance of equity or debt financings may contain terms that are not favorable to shareholders of the Company or are dilutive. If we were unable to repay the New Debentures when required, the New Debentures holders could commence legal action against us to recover the amounts due. Any such action would have a material adverse effect on our financial condition and results of operations and may limit or preclude us from advancing our product candidates through clinical trials or otherwise growing our business.

The issuance of ADSs upon exercise of outstanding warrants and in payment of interest on the New Debentures will cause immediate and substantial dilution to our existing shareholders.

The issuance of ADSs upon exercise of the warrants issued in March 2012 (the “March 2012 Warrants”) and the January 2012 Warrants (together, the “Warrants”) will result in dilution of other shareholders since the selling shareholders may ultimately sell the full amount of ADSs issuable on exercise. Based on the number of outstanding Warrants issued, up to 1,983,691 ADSs are issuable upon exercise, representing approximately 10.9% of our issued and outstanding share capital. In addition, interest on the New Debentures is payable, under certain circumstances, in ordinary shares or ADSs, under a formula which is tied to the trading price of our ADSs, and under which there is no upper limit of shares that may be required to be issued in payment of interest. Although no single selling shareholder may exercise its Warrants if such exercise would cause it to own more than 9.99% of our outstanding ordinary shares, this restriction does not prevent each selling shareholder from exercising a portion of its holdings and selling those securities. In this way, each selling shareholder could sell more than this limit while never holding more than this limit.

On May 24, 2011, our shareholders adopted several new resolutions and extended the validity of existing ones, allowing the Board of Directors to renegotiate our indebtedness with the maximum flexibility hence authorizing the issuance of a maximum of 10 million new shares.

Based on these resolutions and in view of our debt restructuring and new projects financing, we filed a Form F-3 registration statement with the SEC on October 7, 2011 to register ordinary shares and warrants for a maximum amount of $30 million, hence providing for registration of any future new ordinary shares issued for the purpose of raising capital or debt restructuring. This registration statement was declared effective by the SEC on October 21, 2011.

We issued and registered shares and warrants under this registration statement on March 28, 2012. For more information regarding the March 2012 placement, see Item 8 “Financial Information–Significant Changes as of April 26, 2012.”

The sale of ADSs issued upon exercise of the Warrants could encourage short sales by third parties which could further depress the price of our ADSs.

Any downward pressure on the price of ADSs caused by the sale of ADS issued upon the exercise of the Warrants could encourage short sales by third parties.  In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares.  The prospective seller hopes that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to the lender.  The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares.  Such sales could place downward pressure on the price of our ADSs by increasing the number of ADSs being sold, which could further contribute to any decline in the market price of our ADSs.

Our total outstanding indebtedness may harm our financial condition and results of operations.

Our total consolidated long-term financial debt as of December 31, 2011 was €8.2 million and represented approximately 25% of our total assets, including the current portion of indebtedness of approximately €7.5 million as of that date. Our level of indebtedness could have important consequences on our future operations, including:

•
Reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; and

•	Limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy.

Provisions in the New Debentures could discourage an acquisition of us or an investment in us by a third party, even if the acquisition or investment would be favorable to investors.

If we are party to a “fundamental transaction” or “change of control” (as defined in the New Debenture) or agree to dispose of in excess of 40% of our assets, the holders have the right to require us to redeem the New Debentures at their election shortly after they are notified of such a change. Any redemption under these circumstances will be at a premium equal to the higher of 130% of the then-outstanding principal amount of the New Debenture, plus 100% of accrued and unpaid interest, and other amounts, costs, expenses and liquidated damages due in respect of the New Debentures.

In addition, under the terms of the New Debentures, for so long as the New Debentures are outstanding, in the event we issue any new securities or other indebtedness for cash in a transaction primarily for the purpose of raising capital, then we shall be required to apply 40% of the net proceeds to redeem the New Debentures for cash.

Risks Relating to Ownership of Securities

 Our securities may be affected by volume fluctuations, and may fluctuate significantly in price.

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in December 2011 was 33,082, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2011 and December 31, 2010, was $ 5.68 and $6.97, and $ 1.37 and $1.89, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2010 was 528,234 as opposed to 33,082 for the same period of 2011. The price of our securities, and our ADSs in particular, may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

We may issue additional securities that may be dilutive to our existing shareholders.

As set forth above, on May 24, 2011, our shareholders adopted resolutions allowing the Board of Directors to issue new shares when renegotiating our indebtedness, only within the maximum 10 million additional share limit,   such limit is to be considered taking into account as of April 13  2012, the issuance of new shares following the January 2012 Exchange Agreement, payments of quarterly interests paid in shares and the issuance of new shares following our March 2012 placement, thereby reducing the maximum number authorized to be issued to 1,511,957. The issuance of additional ordinary shares , including any additional ordinary shares issuable pursuant to the exercise of preferential subscription rights that may not be available to all of our shareholders, would reduce the proportionate ownership and voting power of then-existing shareholders.

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Exchange Act~~,~~ relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

We currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

We have never paid any dividend on our shares and do not anticipate paying any dividends for the foreseeable future. In particular, in connection with the January 2012 Exchange Agreement, we undertook not to pay cash dividends on any of our equity securities as long as any New Debentures remain outstanding. Thereafter, declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. See Item 8, “Financial Information—Dividends and Dividend Policy.”

Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts.

An investor in the United States may find it difficult to:

•	effect service of process upon or obtain jurisdiction over us or our non-U.S. resident directors and officers in the United States;
•	enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident directors and officers in France~~;~~ or the United States;
•	bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers~~.~~; or

Holders of ADSs have fewer rights than shareholders and must act through the Depositary to exercise those rights.

Holders of ADSs do not have the same rights as shareholders and accordingly, cannot exercise rights of shareholders against us. The Bank of New York Mellon, as Depositary (the “Depositary”), is the registered shareholder of the deposited shares underlying the ADSs, and therefore holders of ADSs will generally have to exercise the rights attached to those shares through the Depositary. We have used and will continue to use reasonable efforts to request that the Depositary notify the holders of ADSs of upcoming votes and ask for voting instructions from them.  If a holder fails to return a voting instruction card to the Depositary by the date established by it for receipt of such voting instructions, or if the Depositary receives an improperly completed or blank voting instruction card, or if the voting instructions included in the voting instruction card are illegible or unclear, then such holder will be deemed to have instructed the Depositary to vote its shares and the Depositary shall vote such shares in favor of any resolution proposed or approved by our Board of Directors and against any resolution not so proposed or approved.

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

Auditors in various non-U.S. jurisdictions, including France, are not inspected by the U.S. Public Company Accounting Oversight Board (“PCAOB”) and, as a result, there is a risk that quality improvements or deficiencies that could be identified by a PCAOB inspection will not be identified or addressed.

The independent registered public accounting firm that issues the audit report included in this Annual Report on Form 20-F is required by the laws of the United States to undergo regular inspections, including reviewing of work papers and interviews, by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards.  Because our auditor is located in France, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the French authorities, our auditor is not currently inspected by the PCAOB.  Our auditor is, however, subject to regular inspections by the Haut Conseil du commissariat aux comptes, a comparable French regulatory body, that are similar in scope to the PCAOB inspections.

During its inspections, the PCAOB may identify deficiencies in an accounting firm’s audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  Since the PCAOB cannot conduct inspections in France, the PCAOB is prevented from regularly evaluating our auditor’s audits and quality control procedures.  As a result, investors in our securities may be deprived of any benefits that would have been realized as a result of PCAOB inspections and, depending on the circumstances, investors in our securities could lose confidence in our control procedures, financial statements or, more generally, in the quality of our reported financial information.

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

History and Development of the Company

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a Société Anonyme organized under the laws of the Republic of France for a duration of 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. NATIXIS PRAMEX INTERNATIONAL Corp, 1251 Ave of the Americas – 34th floor, New York, NY 10020 – U.S.A, is our agent for service of process in the United States.

Founded in 1979, we originally specialized in the manufacturing and distribution of lithotripters (devices which use shockwaves to disintegrate urinary calculi) and produced the first piezo-electric lithotripter (using electric shocks produced by a piezo-component) in 1985. In 1994, we purchased most of the assets of Technomed International S.A. (‘‘Technomed’’) out of liquidation. Technomed was established in 1985 and launched an electrohydraulic lithotripter (using electric shocks produced by an electrode within a hydraulic system) in 1986 and the Prostatron, a medical device using TransUrethral Microwave Thermotherapy (“TUMT”) for the minimally invasive treatment of benign prostate hyperplasia (“BPH”) in the European Union in 1990. The assets we acquired in Technomed’s liquidation included the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters (Sonolith Praktis, Sonolith Vision) and the Ablatherm HIFU device.

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

On August 3, 2006, we closed a private placement of 961,676 ordinary shares in the form of ADSs, resulting in net proceeds of approximately $7.5 million. These funds were used to fund additional marketing efforts to accelerate the adoption of Ablatherm-HIFU in key European markets.

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

On October 31, 2007, we completed a private placement of $20 million principal amount of 9% Senior Convertible Debentures due 2012 (the “Convertible Debentures”). In addition, the purchasers of the Convertible Debentures and our placement agent (the “Placement Agent”) received warrants to purchase our ordinary shares for an average exercise price of $6.68 per share which expire in 2013. The October 2007 private placement resulted in net proceeds of approximately $17.4 million. We agreed to use the proceeds of the private placement to finance costs associated with the regulatory approval for the commercialization of Ablatherm HIFU in the United States (including related clinical trials) and for general and administrative expenses.

In 2007, following the termination of the Distribution Agreement signed with HealthTronics, EDAP Technomed Inc, our Delaware registered wholly-owned subsidiary, regained the sponsorship of our Ablatherm IDE study and has pursued our clinical trials in the United States since then. Therefore, a portion of the proceeds resulting from our October 2007 private placement were transferred to EDAP Technomed Inc. to finance our U.S. Ablatherm-HIFU clinical trials.

Effective January 1, 2008, to clarify and simplify our French organizational structure, we merged the two operational French entities EDAP SA and Technomed Medical Systems SA into a single entity named EDAP TMS France S.A. (formerly Technomed Medical Systems SA), which is wholly owned by  EDAP TMS SA, the holding company.

On May 24, 2011, our shareholders adopted resolutions extending the validity of certain delegations of authority previously granted to the Board of Directors, including, among others, allowing the Board of Directors to issue ordinary shares in a financing or financings when market conditions permit to raise funds to improve our balance sheet and support the growth of our business. The new resolutions extended the maximum aggregate number of ordinary shares to be issued to 10 million shares, which provides us with the flexibility to continue our development strategy.

In August 2011, we received marketing clearance from the U.S. Food and Drug Administration, or the FDA, for our Sonolith i-move device, a technologically advanced compact mobile lithotripter.  The FDA has cleared our Sonolith i-move device for fragmentation of kidney stones, ESWL procedures and endourology applications. This clearance is expected to enable us to maximize our opportunity to gain market share from our competitors in the United States.

Based on the May 24, 2011 shareholders’ resolutions and in view of our debt restructuring and new projects financing, on October 7, 2011 we filed a Form F-3 registration statement with the SEC to register ordinary shares and warrants for a maximum amount of $30 million. This registration statement was declared effective by the SEC on October 21, 2011.

In January 2012, we regained the distribution rights for Ablatherm®-HIFU treatment in Canada and the Caribbean, following the expiration of the 2005 exclusive sales agreement with Maple Leaf HIFU on the North American market.  We are now in direct control of our ability to attempt to grow our presence among U.S. urologists and expand the off-shore potential of the HIFU treatment option for prostate cancer patients that is not yet available in the United States.

On January 19, 2012, we entered into an Exchange Agreement with all of the holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 and warrants, whereby all October 2007 Convertible Debentures and warrants were exchanged for New non-convertible Debentures, 1,948,871 newly issued ordinary shares, January 2012 Warrants and US$ 500,000 in cash, or a combination thereof.  See Note 31 to the consolidated financial statements for the proforma impacts of the Exchange Agreement.

On March 28, 2012, we issued 2,812,500 ordinary shares in the form of ADSs to certain institutional investors in a registered direct placement (the “March 2012 Placement”), at a price of $2.00 per share, with warrants attached that allow investors to purchase up to 1,406,250 shares in the form of ADSs, at an exercise price of $2.75 per share.  We also issued warrants to purchase up to 168,750 shares to the placement agent, Rodman & Renshaw LLC, at an exercise price of $2.50 per share.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €5.9 million, €6.9 million and €9.6 million  for 2011, 2010 and 2009, respectively. Those sales are generated in Europe and the rest of the world, outside certain countries in Asia (including Japan) and the United States where our Ablatherm-HIFU device is not approved yet~~)~~. Total net sales for the UDS division were €16.4 million (including €7.6 million in Asia and €8.8 million in Europe and the rest of the world), €16.3 million (including €7.8 million in Asia and €8.5 million in Europe and the rest of the world) and €15.2 million (including €6.8 million in Asia and €8.4 million in Europe and the rest of the world), each for 2011, 2010 and 2009, respectively.

See Note 27 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5 “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is quite seasonal and generally linked to lengthy hospital decision and investment processes. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, South Korea, Canada, Australia, Taiwan, South Africa, New Zealand, the Philippines, Argentina, Mexico, Brazil, Russia, Venezuela, Peru and Ecuador. Clinical trials in the United States are underway. As of December 31, 2011, the HIFU division had an installed base of 89 Ablatherm machines worldwide (with an additional 8 used for clinical studies and other research and training purposes) and 278 trained clinical sites were using this technology.

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

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Treat Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new trend. The HIFU division intends to achieve this through a direct sales network in key European countries and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program. In addition to that current operational basis,  by the end of 2012, we intend to file for  FDA approval to enter the U.S. market with our Ablatherm-HIFU device. For more information, see “HIFU Clinical and Regulatory Status”.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ The HIFU division maintained expenses at levels similar to 2010 on research and development (“R&D”) projects in 2011 to develop HIFU applications beyond prostate cancer. The division is considering sustaining R&D spending in 2012 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the only commercial product of the company utilizing HIFU technology is the Ablatherm, an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, South Africa, New Zealand, the Philippines Taiwan, Mexico, Argentina, Brazil, Russia, Venezuela, Peru and Ecuador. Ablatherm is currently under clinical trials in order to seek FDA approval. The Company expects to file related clinical data with the FDA by the end of 2012. The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire area has been treated, while controlling and imaging the treatment in real time due to its integrated imaging system. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is performed under general or spinal anesthesia.

HIFU Division Patents and Intellectual Property

As of December 31, 2011, the HIFU division’s patent portfolio contained 41 patents consisting of 19 in the United States, 19 in the European Union and Japan and 3 in Israel and the rest of the world. They belong to 23 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2011, the patent covering our integrated imaging technology granted last year in China, has been also delivered in Europe, Japan and the United States. This patent strengthens of our patent portfolio in the main targeted markets. It also offers greater protection of the current technology used in our Ablatherm-HIFU device.

Seven additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (5), the United States (1), and the rest of the world (1) are also under review. These patents relate to a new transducer design for both HIFU and high intensity collimated ultrasound (“HICU”) technologies.

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

Although we believe that our HIFU patents are valid and should be enforceable against third parties and that our patent applications should, if successfully pursued, result in the issuance of additional enforceable patents, there can be no assurance that any or all of these patents or patent applications will provide effective protection for the HIFU division’s proprietary rights in such technology. HIFU devices, as they are currently or may in the future be designed, may also be subject to claims of infringement of patents owned by third parties, which could result in an adverse effect on our ability to market HIFU systems. See Item 3 “Risk Factors – Risks relating to Intellectual Property Rights”.

HIFU Division Clinical and Regulatory Status

Clinical and Regulatory Status in Europe

The HIFU division has conducted an extensive clinical trial for the Ablatherm in the European Union. This trial, the European Multicentric Study, involved a total of 652 patients suffering from localized prostate cancer and included six sites in France, Germany and The Netherlands. The primary goals of the trial were to assess the safety and effectiveness of the Ablatherm. The diagnosis of prostate cancer has two steps. The first step is the evaluation of the Prostate Specific Antigen (PSA), which although not specific to cancer tumors, measures the increase of cells’ activity inside the prostate. During the second step a sextant biopsy is performed inside the prostate to reveal the presence of a tumor. An interim analysis performed on the first 559 patients included 402 patients treated with the Ablatherm device as a first-line therapy. Of these patients, 81.4% had a normal PSA and 87.2% had negative biopsies at the last follow-up and were considered cancer free. The trials also included 157 patients who underwent an Ablatherm treatment as a salvage therapy after a previous failed therapy (hormone therapy, radiation or prostatectomy). Of these patients, 80.7% and 67.9% had negative biopsies and normal PSA after treatment, respectively.

Based on these results, in May 1999, we obtained a CE Marking that allows us to market the Ablatherm in the European Union.

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

In March 2004, French authorities approved a new treatment protocol concerning the treatment of patients who failed radiotherapy. We obtained CE Marking, which currently allows us to market this Ablatherm treatment indication.

In 2005, a clinical trial was started in France to validate the efficacy and safety of Ablatherm as rescue treatment in patients after brachytherapy failure. This clinical study was successfully completed in 2011 with satisfactory safety and efficacy results. Following the study, in January 2012, we submitted to GMED notified body an application for an extension of Ablatherm HIFU CE marking addressing brachytherapy failures was submitted to our notified body.

               In 2007, a new clinical trial using Ablatherm-HIFU and dedicated to the treatment of patients with high risk disease who are not candidates for radical surgery because of their age and/or co-morbidities was started in France. The objective of this trial is to demonstrate the existence, in vivo, of the enhancement of HIFU treatment effect by a concomitant chemotherapy with docetaxel. This adjuvant is expected to provide for better control of the local cancer in this population of patients, and in turn, obtain better control of the cancer illness. Patient enrolment is still in progress.

Also in 2007, a clinical trial to evaluate the utility of Contrast-Enhanced UltraSound (CEUS) for the early diagnosis of local cancer recurrence after HIFU treatment was started in France. The preliminary results assessed that contrast-enhanced ultrasound is efficient in distinguishing residual viable prostate tissue from ablated tissue after HIFU prostate ablation. This study provides evidence that contrast ultrasound can diagnose early cancer recurrences. This trial has been extended by an amendment allowing for 15 additional patients. Patient enrolment was completed in January 2011 and patient follow-up was completed in February 2012. In May 2011, preliminary results related to good detection potential of CEUS after HIFU treatment~~,~~ were published by Edouard Herriot Hospital, Lyon, France, in the journal Radiology.

In 2009 a new clinical trial was started in France to validate a new strategy of minimally invasive treatment of  prostatic adenocarcinomas localized in a single lobe with HIFU. This concept of partial treatment is proposed as an intermediate option between active surveillance and whole prostate treatment. Partial treatment for this trial is hemiablation of the prostate in which a single prostatic lobe is ablated using HIFU in patients with prostate cancer that has a low risk of recurrence and for which the imaging and biopsy assessments show a unilateral cancer. The goal of hemiablation is to reduce the complications associated with standard treatments, notably the risks of incontinence and impotence. Clinical trial is still underway. In December 2011, two new investigational centers have been included in the Study: “Polyclinique Parc Rambot” in Aix en Provence, France and the Urology Department at “Clinique St Augustin” in Bordeaux, headed by Dr Gaston and Dr. Piechaud. Currently, seventeen French investigational centers are recruiting patients.

In September 2010, a new clinical trial was started in France and Norway to validate the new strategy of Hemiablation treatment in radio-recurrent prostate cancer localized in a single lobe. This objective of focal treatment in patients with prostate cancer recurrence after radiotherapy is to reduce the risks of side effects in a very fragile population of patients. The Study is expected to be completed by December 2013.

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

Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that we may not be able to follow FDA recommendations or to conduct our trials in the timeframe we initially expected and within an acceptable budget. In this respect, following the December 11, 2009 Panel experts recommendations and our discussions with the FDA, we thoroughly evaluated all options based on inputs from our clinical and regulatory advisors. In April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study and informed the FDA of such decision. We completed the treatment of 134 patients in June 2010 and entered into the required two year follow-up phase. Clinical outcomes from these patients combined with our strong European long-term database will form the foundation of a submission to the FDA which we expect to occur by the end of 2012. See Item 5, “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and Item 3, “Risk Factors” – “We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time. ”

Clinical and Regulatory Status in Japan

In June 2000, the HIFU division applied for approval by the Japanese Ministry of Health for the Ablatherm to be marketed in Japan. We retrieved the application in 2005 to update it and review the process. We are still assessing the opportunity to file a new application. The process of requesting approval to market the Ablatherm in Japan may be long and may never result in the approval to market the Ablatherm in Japan. See Item 3, ‘‘Key Information—Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology.’’

Clinical and Regulatory Status in China

On August 2, 2010, we entered into an exclusive distribution agreement with Shaw Han Biomedical Co. Ltd to distribute Ablatherm-HIFU throughout China, once approved by Chinese authorities. This agreement involves a two-stage process: Shaw Han will first be responsible for processing the marketing clearance application with China’s Food and Drug Administration for Ablatherm-HIFU, then they will lead the marketing and distribution of the device in China for four years post approval. As of the date of this annual report on Form 20-F, the  marketing clearance application was still is progress with the Chinese authorities.

HIFU Clinical Data

To date, our clinical Ablatherm-HIFU results have been published in 61 peer-reviewed renowned journals. The first clinical paper reporting long term results using Ablatherm-HIFU was published in November 2007. The results of the study confirm the efficacy of HIFU in patients with localized prostate cancer. In 2010, the results of a major multicentric study on 803 patients were published showing a local control of the disease in 77.9% of the patients.

We have set up an extensive worldwide database called "@-registry." This on-line database is designed to compile treatment information and follow-up data for patients who have undergone HIFU for prostate cancer. The goal of the @-registry is to further demonstrate the safety, effectiveness and durability of Ablatherm HIFU. Information from the registry will be submitted to medical conferences for presentation and to peer-reviewed medical journals for publication. Based on more than 10,000 patients included into our @-Registry database, we presented an abstract covering 5,662 primary patients treated with Ablatherm-HIFU at the European Association of Urology (EAU) which was held in Paris in February 2012.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 241,740, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

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

We also believe that Ablatherm-HIFU is well positioned to address the growing demand for a ‘focal’ approach of localized prostate cancer which cannot be answered by surgery or radiation therapy.  ‘Focal’ treatment (also known as ‘partial’ or ‘zonal’ treatment, as opposed to ‘radical’ treatment) provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life.

Other companies are working with HIFU for the minimally invasive treatment of tumors, including USHIFU, which markets a device called the Sonablate SB500 for the treatment of localized prostate cancer.  Insightec, an Israeli company majority owned by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids. Haifu, a Chinese company developing HIFU products is addressing various cancers. Philips Healthcare is also developing HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU..

See Item 4, ‘‘Information on the Company—HIFU Division— HIFU Competition’’ and ‘‘Information on the Company—UDS Division” and Item 3, “Risk Factors – Risks Relating to Competition.”

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

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €16.4 million to our consolidated net sales during the fiscal year ended December 31, 2011.

Our UDS business is quite seasonal and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith i-move and the Sonolith i-sys. The UDS division has sold 640 ESWL lithotripters worldwide to this date and actively maintained or otherwise serviced 481 installed lithotripters as of December 31, 2011.

In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services.

UDS Division Business Strategy

The UDS division’s business strategy is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. To achieve this strategic goal, the UDS division intends to capitalize and expand on its expertise as the manufacturer of minimally invasive devices such as its ESWL lithotripters. The HIFU division manufactures its own products as part of EDAP TMS France. The key elements of the UDS division’s strategy are:

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

UDS Division Products

The UDS division offers the Sonolith i-move (replacing Sonolith Praktis) to small and mid-size hospitals, while the Sonolith i-sys is offered to large hospitals that can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezo-electric elements of the LT02 (although the manufacturing of new machines was discontinued in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every ten treatments, respectively. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

Product	Procedure	Development Stage	Clinical and Regulatory Status

Sonolith i-move	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		South Korea
South-East Asia Peru Colombia Venezuela Japan United States Taiwan

Sonolith i-sys	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		South Korea
Canada United States Japan Australia Colombia Peru South-East Asia Argentina Venezuela Taiwan Mexico

The Sonolith i-move and the Sonolith i-sys rely on the electroconductive technology for shockwave generation. The electroconductive technology, which is derived from the electrohydraulic technology on which the first ESWL lithotripters were based, permits improved focusing of the shockwave, reduces the variability in the shockwave pressure and allows a better transfer of energy to the calculus. These features result in a faster, more effective treatment as compared to electrohydraulic lithotripters.

The UDS division’s ESWL customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. To increase its penetration of the market segment of smaller hospitals and outpatient clinics, the UDS division developed the Sonolith i-move, an electroconductive lithotripter designed for smaller clinics which is more compact than the Sonolith i-sys, which is more fully integrated and dedicated to larger hospitals and can be used as a urological workstation to perform endourological procedures. The Sonolith i-move, launched in 2010, brings a novel approach to the market by offering a wide range of configurations to suit various budgets and various local market needs. The Sonolith i-move has also been very successful thanks to its innovative Visio-Track ultrasound stone localization: a unique 3D virtual system that uses Infrared stereovision technology to guide the treatment robotically.

UDS Division Patents and Intellectual Property

As of December 31, 2011, the UDS division’s patent portfolio contained five patents consisting of one in the United States, two in the European Union and Japan and two in Israel and the rest of the world. They belong to four groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

During 2011, one patent covering our Visio-Trak technology implemented in both our Sonolith i-sys and i-move devices was granted in France.

Nine additional patents, two in the United States, and seven in the European Union and in Japan are also in the examination process. These patents concern the Sonolith i-sys lithotripter technology and our newly introduced Sonolith i-move device.

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

UDS Division Regulatory Status

The Sonolith i-move is available for commercial distribution in the European Union, South Korea, South-East Asia, Peru, Venezuela, Colombia, Japan, United States and Taiwan. The Sonolith i-sys is available in the European Union, South Korea, Canada, United States, Peru, Colombia, Argentina, Venezuela, Mexico, Japan, Australia, South-East Asia and Taiwan. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines and Sonolith Praktis, even though we discontinued the manufacture of these machines.

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

Since its introduction in clinical practice 30 years ago, ESWL has become the standard treatment for urinary calculi. ESWL consists of fragmenting calculi within the body using extracorporeal shockwaves without any surgery. We believe that the market for lithotripters includes both buyers looking for a sophisticated, higher-priced machine (generally hospitals and larger urology clinics) and buyers looking for simpler and less expensive machines (typically smaller clinics). We also believe that after a period of fast growth in the mid-1980s and early 1990s, the market for lithotripters is now mature and has become primarily a replacement and service and maintenance market in most of the world. Several geographical opportunities remain in under-equipped countries or in some countries where the national health system strategy is being reviewed for hospitals and clinics equipment.

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

UDS Division Services and Distribution

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. The UDS division distributes urodynamics products on behalf of MMS (Medical Measurement Systems) and Andromeda in Japan, and laser urology solutions from Lumenis in France. We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets covering most of the world.

 Manufacturing

Our current operations consist of manufacturing medical products in our facility that is FDA-approved and certified under international standards ISO 9001 and ISO 13485. We believe that this facility can extend its outsourced services to provide device and disposable development and manufacturing services to a wide range of medical equipment development companies. Each division manufactures its own products through EDAP TMS France.

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

Property and Equipment

We have one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 4,150 square meters and are leased to us under a renewable nine-year commercial lease agreement signed on November 1, 2011. We believe the terms of the lease reflect commercial practice and market rates. The manufacturing facility, and principal offices, which we utilize to manufacture and/or assemble all of our products, have ISO 9001 and ISO 13485 certifications. We are not aware of any environmental issues that could affect utilization of the facility.

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

Government Regulation

Government regulation in our major markets, in particular the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. See Item 3 “Risk Factors –Risks Related to Government Regulations”.

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

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labor and Welfare (‘the “MHLW’’) under the license "Marketing Authorization Holder". Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys, the Sonolith i-move and the Prostatron are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

           Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2011, 2010 and 2009 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

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

Convertible Debentures

On October 29, 2007, the Company raised $20 million in non-secured, Convertible Debentures with detachable warrants. At the inception date, the Company elected to measure the instrument and its embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the Convertible Debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a Black & Scholes valuation model to measure the fair value of the 2007 Warrants as defined below and a binomial valuation model with a Company specific credit spread to measure the fair value of the Convertible Debentures. The Convertible Debentures were exchanged for non-convertible debentures on January 19, 2012. The exchange will be reflected in the Company’s 2012 consolidated financial statements. See Notes 1-21, 14, 20 and 31 to the consolidated financial statements for a detailed description of the fair value calculations and the proforma impacts of the January 2012 Exchange.

Warrants

As part of the October 2007 $20 million issuance of the Convertible Debentures, we issued warrants to both the investors in the Convertible Debentures and to the bank that assisted us as placement agent (together, the “2007 Warrants”). Warrants granted to the placement agent were cancelled in December 2010 as a result of the placement agent’s exchange of its warrants against a certain number of ADSs. In accordance with ASC 815, the 2007 Warrants were classified as a liability because the Company would have been required to settle them on a net cash basis upon the occurrence of certain events outside the control of the Company. We accounted for the 2007 Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) at each balance sheet date. We used a Black & Scholes pricing model to determine the fair value of the 2007 Warrants. The application of the model to the 2007 Warrants required the use of subjective assumptions, including historical share price volatility, the expected life of the 2007 Warrants, our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions would have resulted in a material change to the estimated fair value of the warrants issued to the investors. Pursuant to the January 2012 Exchange Agreement, the 2007 Warrants were cancelled on January 19, 2012 and January 2012 Warrants have been issued. In the March 2012 Placement, the Company also issued the March 2012 Warrants.  The accounting policy described above will not apply to the January 2012 Warrants or the March 2012 Warrants. See “— Convertible Debentures” above and Notes 1-21, 14, 20 and 31 to our consolidated financial statements for a detailed description of the fair value calculations and the proforma impacts of the January 2012 Exchange.

.Accounts Receivable

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

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on the individual circumstances of each customer on a quarterly basis. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial downgrading of credit scores), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe we will collect. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could be reduced by a material amount.

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

Sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of ESWL lithotripters and Ablatherms.

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 36% of our total consolidated revenue in 2011. Net sales of goods in Asia represented approximately 47% of such sales in 2011 and consisted primarily of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 23% of such sales in 2011 and related primarily to ESWL lithotripters, reflecting the fact that approximately 49% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve are located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2011, approximately 78% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 39% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above amounted to €2.4 million, €3.3 million, and €3.7 million in 2011, 2010 and 2009, respectively, representing approximately 10.9%, 14.1% and 14.7% of total revenues in 2011, 2010 and 2009, respectively. Consolidated research and development expenses included R&D government grants and tax credits of €0.4 million, €0.5 million and  €0.5 million in 2011, 2010 and 2009, respectively – See Note 1-15 of the consolidated financial statements – Research and development costs. Excluding R&D government grants and tax credits, consolidated research and development expenses amounted to €2.8 million, €3.8 million and €4.1 million in 2011, 2010 and 2009, respectively, representing approximately 12.8%, 16.0% and 16.5% of total revenues in 2011, 2010 and 2009, respectively. Research and development costs in 2011 and 2010 were primarily related to clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer (the cost of which represented 3.5% of total revenues in 2011). Beginning in 2012, management expects the budget for research and development expenses in Europe (excluding the conduct of FDA clinical trials in the United States) to level off at approximately 10% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €5.6 million in 2011, €6.5 million in 2010 and  €6.1 million in 2009. Selling and marketing expenses included allowances for doubtful accounts of €0.2 million in 2011, €0.2 million in 2010 and €0.3 million in 2009. The €0.9 million or 14.2% decrease in selling and marketing expenses from 2010 to 2011 was primarily a result of the global cost reduction program that the Company engaged at the end of 2010. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm-HIFU technology’s status as a standard of care for prostate cancer in Europe, and to sustain its worldwide market position in Lithotripsy, including in the United States where the Company’s full range of lithotripsy products is now approved.

In 2011, 2010 and 2009, we did not record any non-recurring operating expense.

Over the past several years, we have experienced declining sale prices in the market for ESWL lithotripters. In 2011, 2010 and 2009, however, our ESWL sales have been growing as a result of constant product innovation and the success of our Sonolith i-sys device launched in 2007 and our Sonolith i-move device launched in 2010, together with a sustained commercial effort which allowed us to capture market share in both the European and Asian markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect unit sale prices for ESWL lithotripters worldwide to continue to decline and total market volumes to remain stable at current levels in the foreseeable future.

We believe that our results of operations in the near future will be affected by our ability to grow our sales volumes both in the prostate cancer and the lithotripsy markets, along with our ability to control expenses in connection with the development, marketing and commercial launch of HIFU applications, including the Ablatherm, and the funding of Ablatherm trials in the United States in order to continue the FDA process. See ‘‘—Liquidity and Capital Resources.’’

Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 31, 2010

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 27 to our consolidated financial statements.

(in millions of euros)	2011	2010

Total revenues	22.3	23.7
Total net sales	22.3	23.2
Of which HIFU	5.9	6.9
Of which UDS	16.4	16.3
Total cost of sales	13.4	(14.3)
Gross profit	8.9	9.5
Gross profit as a percentage of total net sales	39.8%	40.8%
Operating expenses before FDA PMA	(10.5)	(11.3)
FDA PMA expenses	(0.8)	(1.9)
Total operating expenses	(11.4)	(13.3)
Operating loss before FDA PMA	(1.6)	(1.9)
Loss from operations	(2.5)	(3.8)
Net income (loss)	(0.9)	(12.7)

Total  revenues

Our total revenues decreased 6.0% from €23.7 million in 2010 to €22.3 million in 2011, principally due to decreased HIFU sales that could not be offset by the increase in lithotripsy sales.

HIFU division. The HIFU division’s total revenues decreased 14.6% to €5.9 million in 2011 as compared to €6.9 million in 2010.

The HIFU division’s net sales of medical devices decreased 37.8% to €0.8 million in 2011, with three Ablatherm units sold, as compared with €1.2 million and four Ablatherm units sold in 2010.

Net sales of RPP treatments decreased 9.0%  to €3.2 million in 2011.

Net sales of consumables decreased 5.6% to €0.7 million in 2011 and net sales of HIFU-related spare parts, supplies, leasing and services decreased 14.1% to €1.3 million in 2011.

Other HIFU-related revenues increase to €20 thousand in 2011 from €6 thousand in 2010.

UDS division. The UDS division’s total revenues decreased 2.5% from €16.8 million in 2010 to €16.4 million in 2011, mostly due to the €0.5 million one-off revenue in 2010 related to a French government grant, while total net sales increased 0.5% to €16.4 million in 2011.~~.~~

The UDS division’s net sales of medical devices decreased 4.1% from €9.6 million in 2010 to €9.2 million in 2011 with 40 devices sold in 2011 compared to 45 units sold in 2010. Equipment sales in 2011 benefited from an increase in the average selling price due to a favorable product mix.

Net sales of UDS-related spare parts, supplies, leasing and services increased 7.2% from €6.7 million in 2010 to €7.2 million in 2011, primarily related to the revenues derived from the installed base (disposables and maintenance contracts).

There was no other UDS-related revenue in 2011, as compared to €500 thousand in 2010 related to a one-off French government grant as part of a small businesses aid program.

Cost of sales.

Cost of sales decreased from €14.3 million in 2010 to €13.4 million in 2011, and represented 60.3% as a percentage of net sales in 2011, down from 61.4% as a percentage of net sales in 2010.

Operating expenses.

Operating expenses decreased 14.5%, or €2.0 million, from €13.3 million in 2010 to €11.4 million in 2011. Operating expenses included R&D grants and tax credits of €411 thousand and €690 thousand in 2011 and 2010, respectively. Without the effect of the FDA PMA trials, operating expenses decreased €0.8 million or 6.7%, as a result of a global cost reduction program in marketing, sales and G&A expenses.

The costs associated with the FDA PMA trial decreased 59.9% at €0.8 million in 2011 compared to €1.9 million in 2010, reflecting the follow-up phase of the trials during the full year 2011, after the completion in June 2010 of the most active, recruitment and treatment phase.

Excluding the FDA PMA trials, marketing and sales expenses decreased €0.9 million, or 14.2%, mostly due to reductions in expenses related to conferences and symposiums.

Excluding the FDA PMA trials, research and development expenses increased 13.6% at €1.7 million in 2011 from €1.5 million in 2010, and comprised R&D grants and tax credits of €411 thousand and €690 thousand in 2011 and 2010, respectively.

Excluding the FDA PMA trials, general and administrative expenses and depreciation decreased 1.7% from €3.3 million in 2010 to €3.2 million in 2011.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €2.5 million in 2011, as compared to a consolidated operating loss of €3.8 million in 2010.

Excluding the expenses of the FDA PMA trials, the consolidated operating loss in 2011 was €1.6 million, down €0.3 million from €1.9 million in 2010.

We realized an operating loss in the HIFU division of €0.2 million in 2011, compared to an operating loss of €0.6 million in 2010 and an operating profit in the UDS division of €0.1 million in 2011, as compared to €0.1 million in 2010.

Financial (expense) income, net. Net financial income was €1.5 million in 2011, including a €2.4 million income due to the adjustment of the convertible debt to fair value, compared with a loss of €8.8 million in 2010, including a €6.0 million expense due to the adjustment of the convertible debt to fair value.

Foreign currency exchange gains (loss), net. In 2011, we recorded a net foreign currency exchange gain of €0.5 million, mainly due to the variation of the euro against the U.S. dollar and the Japanese yen, compared to a gain of €0.9 million in 2010.

Other income (expense), net. Other income(expense) in 2011 was a loss of €50 thousand.

Income taxes. Income tax was an expense of €0.4 million in 2011, compared to an expense of €0.9 million in 2010. Income tax expense in 2010 comprised the reimbursement of a €0.8 million state aid received by the EDAP-TMS France in 1994. See Note 21-5 of the consolidated financial statements.

Net income  / (loss)

We realized a consolidated net loss of €0.9 million in 2011 compared with a consolidated net loss of €12.7 million in 2010. The €13.2 million variation in net income(loss) was primarily due to the €2.4 million positive impact from the variation in the convertible debt fair value.

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

The UDS division’s net sales of medical devices increased 11.1% from €8.6 million in 2009 to €9.6 million in 2010 with 45 devices sold in 2010 compared to 39 units sold in 2009. Equipment sales in 2010 benefited from a €0.9 million favorable currency exchange rate impact, mostly on the Japanese Yen, while the average sales price decreased as a result of the product mix with a greater number of smaller, modular machines.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2011.

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

We anticipate that cash flow in future periods will be derived mainly from ongoing operations and any capital raising the Company may potentially undertake. As of the date of this annual report we do not employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, failure to meet our obligations arising out of the January 2012 Exchange Agreement would cause us to incur substantial penalties in the form of liquidated damages and could, over the passage of time, lead to an event of default under the New Debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation. See Item 3, “Key Information—Risk Factors—Risks Relating to the January 2012 Exchange Agreement.”

(in thousands of euros)	2011	2010	2009

Net cash used in operating activities	(737)	(3,818)	(2,996)
Net cash used in investing activities	(612)	(685)	402
Net cash used in financing activities	(327)	652	323
Net effect of exchange rate changes	(789)	(369)	33
Net increase/(decrease) in cash and cash equivalents	(2,469)	(4,221)	(2,237)
Cash and cash equivalents at the beginning of the year	7,369	11,590	13,827
Cash and cash equivalents at the end of the year	4,900	7,369	11,590

Total cash and cash equivalents, and short-term investments at the end of the year	6,472	8,888	12,703

Our cash position as of December 31, 2011, 2010 and 2009, was €6.5 million (including €1.6 million of short-term treasury investments), €8.9 million (including €1.5 million of short-term treasury investments) and €12.7 million (including €1.1 million of short-term treasury investments), respectively. We experienced negative cash flows of €2.5 million, €4.2 million and €2.3 million in 2011, 2010 and 2009, respectively. In 2011, our negative cash flow situation was primarily due to the lack of additional external financing and the negative cash flows from operations. However, our cash needs were reduced when compared to the previous year thanks to cost reduction programs and improvements in working capital needs. In 2010, our negative cash flow situation was primarily due to the lack of significant additional external financing and the negative cash flows from operations. In 2009, our negative cash flow situation was primarily due to the lack of significant additional external financing; however, our cash needs were reduced when compared to the previous year due to cash improvements from the operating activities.

In 2011, net cash used in operating activities was €0.7 million compared with net cash used in operating activities of €3.7 million in 2010 and €3.0 million in 2009, respectively.

In 2011, net cash used in operating activities reflected principally:

-	a net loss of €0.9 million;
-
elimination of €0.8 million of net expenses without effects on cash, including €1.4 million of depreciation and amortization and a loss of  €2.4 million due to variation of the fair value of financial instruments (Convertible Debentures and Warrants);

-	a decrease in trade accounts receivable of €0.4 million;
-	an increase in other receivables of €0.6 million;

-	an increase in inventories of €0.4 million;
-	an increase in payables of €0.5 million;
-	an increase in prepaid expenses of €0.3 million; and
-	a decrease in accrued expenses of €0.8 million.

In 2010, net cash used in operating activities reflected principally:

-	a net loss of €12.7 million;
-
elimination of €8.3 million of net expenses without effects on cash, including €1.2 million of depreciation and amortization and a loss of  €6.1 million due to variation of the fair value of financial instruments (Convertible Debentures and Warrants);

-	a decrease in trade accounts receivable of €0.1 million;
-	a decrease in other receivables of €0.1 million;
-	an increase in inventories of €0.4 million;
-	an increase in payables of €0.2 million;
-	a decrease in prepaid expenses of €0.9 million; and
-	a decrease in accrued expenses of €0.2 million.

In 2009, net cash used in operating activities reflected principally:

-	a net loss of €7.8 million;
-
elimination of €5.1 million of net expenses without effects on cash, including €1.8 million of depreciation and amortization, €0.3 million of change in long-term provisions and a loss of  €2.9 million due to variation of the  fair value of financial instruments (Convertible Debentures and Warrants);

-	an increase in trade accounts receivable of €0.5 million;
-	a decrease in other receivables of €0.2 million;
-	an increase in inventories of €0.3 million;
-	a decrease in payables of €0.3 million;
-	a decrease in prepaid expenses of €0.5 million; and
-	an increase in accrued expenses of €54 thousand.

In 2011, net cash used in investing activities was €612 thousand compared with net cash generated of €685 thousand in investing activities in 2010 and €402 thousand in 2009.

Net cash used in investing activities of €612 thousand in 2011 reflected investments of €0.8 million in capitalized assets produced by the Company, mostly lithotripsy machines used for commercial demonstrations and training, an investment of €0.1 million in property and equipment, net proceeds from sales of leased-back assets of €0.3 million.

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

In 2011, net cash used in financing activities was €327 thousand compared with net cash provided in financing activities of €652 thousand in 2010, and €323 thousand in 2009.

Net cash used in financing activities of €0.327 million in 2011 reflected principally the €0.8 million increase in capital related to the issuance of new shares, a long-term debt increase of €0.2 million through the Japanese subsidiary, repayment of long term borrowing for €0.3 million, repayment of capital lease obligations totaling €0.7 million and a decrease of €0.3 million in bank overdrafts.

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

Our future cash flow may also be affected by the expansion of our RPP business. Our marketing strategy consists of  leasing our medical devices on a monthly, quarterly or yearly basis, rather than selling them directly to end-users.  We  make certain devices available to hospitals and clinics free of charge, charging instead on the basis of each procedure that was performed. Relative to the sale of devices, this business model initially generates smaller, but more predictable cash flows. We may continue to expand the RPP business model in the near future. See Item 4 “- HIFU Division Business Overview”.

Historically, cash flows have been partially supported by capital raisings, including the  October 2007 private placement of $20 million aggregate principal amount of our 9% Senior Convertible Debentures due 2012 which resulted in net proceeds of approximately $17.4 million.  In January 2012, we entered into an Exchange Agreement with all of the holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 and Warrant holders, whereby all October 2007 Convertible Debentures and Warrants were exchanged for $10 million of New Debentures due on June 30, 2014, 1,948,871 newly issued ordinary shares, 408,691 January 2012 Warrants and US$500,000 in cash (see Item 8 “Financial Information–Significant Changes as of April 26, 2012” Note 31 to the consolidated financial statements for detailed information on the Exchange Agreement~~).~~ Furthermore, in view of our debt restructuring and new projects financing, on October 7, 2011 we filed a Form F-3 registration statement with the SEC to register ordinary shares and warrants for a maximum amount of $30 million. This registration statement was declared effective by the SEC on October 21, 2011.

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings.  The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2011, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2011 (in thousands of euro, excluding interest expenses)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	1,700	1,700	—	—	—
Long-Term Debt	8,238	7,518	477	189	55
Capital Lease Obligations	1,251	557	651	39	5
Operating Leases	739	529	599	—	—

New Accounting Pronouncements

The Accounting Standards Update as published by the Financial Accounting Standards Board (FASB) amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge US GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. Many of the amendments clarify existing concepts and are generally not expected to result in significant changes to how many companies currently apply the fair value principles. In certain instances, however, the FASB changed a principle to achieve convergence,and while limited, these amendments have the potential to significantly change practice for some companies.

For public entities, the amendments are effective during interim and annual periods beginning after 15 December 2011.

The Company does not expect the adoption of this standard to have a material impact on the Company’s financial statements once adopted.

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

Research tax credit amounted to € 411 thousand in 2011, €326 thousand in 2010 and €452 thousand in 2009 and were classified as a reduction of research and development expense.

Off-Balance Sheet Arrangements

At December 31, 2011, we have no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of March 31, 2012. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.6 million.

Name	Age	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A. and President of the HIFU Division and the UDS Division.

Age : 42
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

Eric Soyer	Chief Financial Officer of EDAP TMS S.A.

Age 46
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

Philippe Chauveau Age: 76 Mandate: 6 years Appointment : Apr. 8, 1997 (renewed) Expiration : June 2014
In 1997, Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board.  In 2002, the Company’s two-tiered board structure was replaced by a single Board of Directors with Philippe Chauveau serving as Chairman and CEO until 2004 when he was succeeded as CEO. From 2000 to 2007, Philippe Chauveau served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. He is also personal executive coach to senior research leaders at Hoffmann LaRoche. Additionally, he is involved in management development programs at Solvay Business School in Brussels, Belgium.  He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Pierre Beysson Age: 70 Mandate: 6 years Appointment : Sept. 27, 2002 (renewed) Expiration : June 2014
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat on a number of boards of companies related to the Accor Group. He is now a mergers and acquisitions consultant. Before his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and has an MBA from Harvard Business School.

Argil Wheelock Age: 64 Mandate: 6 years Appointment : June 25, 2009 Expiration : June 2014
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

Rob Michiels Age: 62 Mandate: 6 years Appointment : July 16, 2009 Expiration : June 2014
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

Compensation and Options

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2011 was approximately €0.494 million (including performance bonuses of €0.092 million). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2011.

Compensation Committee

The entire Board of Directors acts as a ‘‘Compensation Committee’’ which gathers once a year to review the compensation of our Chief Executive Officer, as per the approved charter of the Compensation Committee, and to propose any changes to compensation paid to the Board of Directors, provided that the majority of independent members participate in the votes for Management compensations.

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

Employees

As of December 31, 2009, we employed 154 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	16	30	19	13	4	2	15	99
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	2	9
Japan	12	0	13	0	2	0	3	30
Malaysia	2	0	3	0	0	0	3	8
South Korea	1	0	0	0	0	0	1	2
USA	0	0	0	0	0	1	0	1
Total	39	30	37	13	6	3	26	154

As of December 31, 2010, we employed 151 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	16	31	19	11	4	2	14	97
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	2	9
Japan	13	0	13	0	1	0	3	30
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	0	0	0	1	0	2
Total	41	31	36	11	5	3	24	151

As of December 31, 2011, we employed 148 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	15	31	14	12	4	2	14	92
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	1	8
Japan	16	0	13	0	1	0	3	33
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	0	0	0	1	0	2
Total	43	31	31	12	5	3	23	148

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 26, 2012, the total number of shares issued was 18,638,801 with 381,528 shares held as treasury stocks, thus bringing the total number of shares outstanding to 18,257,273.

As of April 26, 2012, the Board of Directors and the Senior Executive Officers of the Company held a total of 51,123 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 26, 2012, Senior Executive Officers held an aggregate of 238,763 options to purchase or to subscribe ordinary shares, with a weighted average exercise price of €3.35 per share. Of these options, 3,425 expire on June 18, 2012, 30,000 expire on February 24, 2014, 155,338 expire on October 29, 2017 and 50,000 expire on June 25, 2020.

Options to Purchase or Subscribe for Securities

As of April 26, 2012, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group.

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

On December 31, 2011, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Shares
June 18, 2012	3,425
February 24, 2014	124,000
October 29, 2017	424,588
June 25, 2020	278,012

As of December 31, 2011, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2011		2010		2009
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	906,775	3.19	656,013	3.57	706,725	3.51
Granted	-	-	325,012	2.23	-	-
Exercised	-	-	(18,000)	2.15	(24,212)	2.07
Forfeited	(51,750)	3,03	(56,250)	2.45	(26,500)	3.36
Expired	(25,000)	2,08	-	-	-	-
Outstanding on December 31,	830,025	3,23	906,775	3.19	656,013	3.57
Exercisable on December 31,	621,516	3.50	486,446	3.52	420,719	3.33
Shares purchase options available for grant on December 31	72,003		16,003		105,328

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2011:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	424,588	5,8	3.99	424,588	3.99
2.60	124,000	2.2	2.60	124,000	2.60
2.38	182,100	7.5	2.38	45,525	2,38
2.02(1)	3,425	0.5	2.02	3,425	2.02
1.88	95,912	7.5	1.88	23,978	1.88
1.88 to 3.99	830,025	4.7	3.18	621,516	3.43

(1)	All the 3,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = €1.0545).

Free Shares: On July 3, 2009, 11,775 free shares have been issued to certain employees of the Company upon reaching one performance milestone. See Note 16-5 of the consolidated financial statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders (as of April 26, 2012)

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly.

As of December 31, 2009, Siemens France Holding held 1,003,250 EDAP shares, or 9.07% of EDAP’s share capital. On February 7, 2011, Siemens France Holding and Siemens AktienGesellschaft, filed an amended statement of Beneficial Ownership where they indicated that Siemens did not own any EDAP share as of December 31, 2011. As of December 31, 2010, Mr. Jonathan Schwartz held 462,366 EDAP shares, or 6.96% of EDAP’s share capital. On March 26, 2012, Mr. Jonathan Schwartz held 928,644 EDAP shares, or 5.86% of EDAP’s share capital. On February 28, 2011, Bruce & Co Inc. held 647,993 EDAP shares, or 4.84% of EDAP’s share capital.  On March 26, 2012, Bruce & Co Inc. held  795,155 EDAP shares, or 5.02% of EDAP’s share capital.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury stocks held by the Company, which have no voting rights.

As of April 26, 2012, 18,638,801 Shares were issued, including 18,257,273 outstanding and 381,528 treasury Shares. At the same date, there were 18,583,451 ADSs, each representing one Share, all of which were held of record by 29 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable under this contract were €60 thousand, €59 thousand and €52 thousand for 2011, 2010 and 2009 respectively. Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases amounted to €768, €315 thousand and €234 thousand in 2011, 2010 and 2009 respectively. As of December 31, 2011, receivables amounted to €95 thousand and payables to €39 thousand. As of December 31, 2010, receivables amounted to €33 thousand and payables to €21 thousand. As of December 31, 2009, receivables amounted to €67 thousand and payables to €14 thousand.

Interests of Experts and Counsel

N/A

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2011, total consolidated export net sales, which we define as sales made outside of France, were €18.8 million, which represented 84% of total net sales.

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

No dividends were paid with respect to fiscal years 2006 through 2011, and we do not anticipate paying any dividends for the foreseeable future. In particular, under the terms of the New Debentures, we agreed not to pay cash dividends on any of our equity securities for the duration of the New Debentures. Thereafter, any declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant.

Significant Changes as of April 26, 2012

a) Distribution rights for Ablatherm®-HIFU treatment in Canada and the Caribbean

In January 2012, we regained the distribution rights for Ablatherm®-HIFU treatment in Canada and the Caribbean, following the expiration of the 2005 exclusive sales agreement with Maple Leaf HIFU on the North American market.  We are now in direct control of our ability to attempt to grow our presence among U.S. urologists and expand the off-shore potential of the HIFU treatment option for prostate cancer patients that is not yet available in the United States.

b) Exchange Agreement regarding the Convertibles Debentures and Warrants

On January 19, 2012, we entered into a privately negotiated Exchange Agreement with all holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 and warrants to purchase up to 882,000 ordinary shares at an exercise price of $6.87 per share.  Pursuant to the terms of the Exchange Agreement:

·         certain holders of an aggregate principal amount of $10 million of Convertible Debentures and warrants to purchase up to 840,000 ordinary shares agreed to exchange their outstanding securities for an aggregate principal amount of $10 million of 9% non-convertible Senior New Debentures due June 30, 2014  and  January 2012 warrants to purchase up to 408,691 newly issued ordinary shares at an exercise price equal to the par value per share (the “January 2012 Warrants”), and 1,926,685 newly issued ordinary shares, in the form of restricted ADRs; and

·         certain holders of an aggregate principal amount of $500,000 of Existing Debentures and Existing Warrants to purchase up to 42,000 ordinary shares agreed to exchange their outstanding securities for 22,186 newly issued ordinary shares, in the form of ADRs, and $500,000 in cash (collectively, the “Exchange”).

On January 25, 2012, we closed the Exchange and all of the Convertible Debentures and the warrants were exchanged for the New Debentures, 1,948,871 newly issued ordinary shares, in the form of ADRs, the January 2012 Warrants and $500,000 in cash, or a combination thereof as described above.

As result of the Exchange all of our Convertible Debentures and Warrants have been cancelled.

The New Debentures are not convertible into ordinary shares or any other security of the Company.  Interest on the New Debentures will accrue at a rate of 9% per annum, payable quarterly as follows:  commencing on the issuance date until October 29, 2012, interest may be paid, at our election, in cash or, subject to the satisfaction of certain conditions, in newly issued ordinary shares; and commencing on October 30, 2012 until repaid in full, interest may be paid, at the election of the holder, in cash or, subject to the satisfaction of certain conditions, in newly issued ordinary shares.  The New Debentures may be redeemed at our option, in whole or in part, at any time and from time to time; provided, that in the event we issue securities or other indebtedness for cash in a transaction primarily for the purpose of raising capital at any time while the New Debentures remain outstanding, then we are required to apply 40% of the net proceeds of any such issuance to redeem the New Debentures for cash.  Upon the occurrence of an “Event of Default” (as defined in the New Debentures), the outstanding principal amount plus accrued but unpaid interest and any other amounts owing under the New Debentures will become immediately due and payable in the amount of (i) 130% of the outstanding principal plus (ii) 100% of accrued but unpaid interest and any other amounts owing under the New Debentures.  The New Debentures also contain customary restrictive covenants which can be waived with the consent of holders of two thirds of the outstanding principal amount of the New Debentures, such as limitations on our ability to incur certain indebtedness, enter into, incur or suffer to exist certain liens, amend its charter documents in a manner adverse to holders of the New Debentures, pay dividends on its equity securities or enter into related party transactions.  A copy of the form of the New Debentures was furnished to the SEC on our report on Form 6-K dated January 27, 2012.  The foregoing description is qualified in its entirety by reference to the full text of such exhibit.

The January 2012 Warrants are exercisable immediately and will expire on January 24, 2022. The initial exercise price for the January 2012 Warrants is the par value per ordinary share and the number of ordinary shares issuable upon exercise of the January 2012 Warrants and the exercise price per share are subject to customary anti-dilution adjustments for changes in our capital structure; provided, that in no event will the exercise price per share be less than the lowest exercise price per share allowed by applicable law.  The January 2012 Warrants also contain a provision that prohibits a holder from exercising its January 2012 Warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 9.999% of our ordinary shares.  A copy of the form of the January 2012 Warrants was furnished to the SEC on our report on Form 6-K dated January 27, 2012. The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

We also entered into a registration rights agreement on January 25, 2012 (the “Registration Rights Agreement”) with the holders of the New Debentures and the January 2012 Warrants.  Pursuant to the Registration Rights Agreement, we  agreed to file a registration statement with the Securities and Exchange Commission within 30 days of closing the Exchange (the “Filing Deadline”) to register the ordinary shares issuable upon exercise of the January 2012 Warrants and payable as interest at the election of the holders on the New Debentures.  We filed such registration statement with the SEC on February 24, 2012.  The registration statement is currently under review by the SEC and has not yet been declared effective.  A copy of the form of the Registration Rights Agreement was furnished to the SEC on our report on Form 6-K dated January 27, 2012.  The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

See Note 31 to the consolidated financial statements for the proforma impacts of the Exchange Agreement.

c) March 2012 Placement

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, we issued 2,812,500 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”), at a price of $2.00 per share, with warrants attached (the “Investor Warrants”).  The Investor Warrants allow investors to purchase up to 1,406,250 shares in the form of ADSs at an exercise price of $2.75. The Investor Warrants are exercisable immediately and expire on March 28, 2017. We also issued warrants to purchase up to 168,750 shares in the form of ADSs to the placement agent, Rodman & Renshaw LLC, with an exercise price of $2.50 (the “Placement Agent Warrants” and together with the Investor Warrants, the “March 2012 Warrants”).  The Placement Agent Warrants are exercisable from September 24, 2012 and expire on October 21, 2016.  Total gross proceeds for the placement amounted to $5.625 million. The form of the securities purchase agreement and the form of Investor Warrant were furnished to the SEC on our report on Form 6-K dated March 28, 2012.  The foregoing description is qualified in its entirety by reference to the full text of the Form 6-K.

Item 9. The Offer and Listing

Description of Securities

The Shares are traded solely in the form of ADSs, each ADS representing one ordinary share. Each ADS may be evidenced by an American Depositary Receipt issued by The Bank of New York, our Depositary. The principal United States trading market for the ADSs, which is also the principal trading market for the ADSs overall, is the NASDAQ Global Market of the NASDAQ Stock Market, Inc. (‘‘NASDAQ”), on which the ADSs are quoted under the symbol ‘‘EDAP.’’

Trading Market

The following tables set forth, for the years 2007 through 2011, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2011	5.68	1.37
2010	6.97	1.89
2009	5.95	0.96
2008	5.12	1.05
2007	9.40	4.25

The following tables set forth, for the years 2010 and 2011, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
	$
2011:
First Quarter	5.68	3.22
Second Quarter	4.74	3.04
Third Quarter	4.35	1.50
Fourth Quarter	2.25	1.37
2010:
First Quarter	4.25	2.16
Second Quarter	4.03	2.20
Third Quarter	4.35	1.50
Fourth Quarter	6.97	2.06

The following table sets forth, for the most recent six months (from September 2011 through April 13, 2012), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
	$
2011:
October	2.25	1.37
November	2.11	1.58
December	2.05	1.46
2012:
January	2.85	1.61
February	2.50	1.98
March	2.63	1.80
April (through April 13, 2012)	1.95	1.60

Item 10. Additional Information

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of our by-laws (or statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our by-laws, a translation of which is provided in Exhibit 1.1 to this annual report. Each time they are modified which can only occur with the approval of a two third majority of our the shareholders present or represented at a shareholders’ meeting, we file copies of our  statuts with, and such by-laws are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316488204 RCS-LYON.

Our corporate affairs are governed by our by-laws and by Book II of the French Commercial Code, as amended.

Our by-laws were last updated in January 2012 to act the recent increase in share capital related to the issuance of additional shares in 2011 and 2012.

Corporate Purposes

Pursuant to Article 2 of the by-laws, the purposes of the Company are:

-
investment, under whatever form, in all French or foreign groups, companies or businesses which currently exist or which may be created in the future, mainly through contribution, subscription or purchasing of stocks or shares, obligations or other securities, mergers, holding companies, groups, alliances or partnerships;

-	management of such financial investments;
-	direction, management, control and coordination of its subsidiaries and interests;
-	provision of all administrative, financial, technical or other services; and
-
generally, all transactions of whatever nature, financial, commercial, industrial, civil, relating to property and real estate which may be connected directly or indirectly, in whole or in part, to the Company’s purposes or to any other similar or related purposes which may favor the extension or development of said purposes.

Board of Directors

The Board of Directors is currently composed of four members who were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2013. See Item 6, ‘‘Directors, Senior Management and Employees’’. A director’s term ends at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

The term of all of the current Board of Directors expires on the date of the ordinary general shareholders' meeting approving the financial results for the 2013 fiscal year.

Each director must own at least one share during his/her term of office. If, at the time of his/her appointment, a director does not own the required number of shares or if during his/her term, he/she no longer owns the required number of shares, he/she is considered to have automatically resigned if he/she fails to comply with the shareholding requirement within three months.

An individual person may not be a member of more than five Boards of Directors or Supervisory Boards in corporations (société anonyme) registered in France; directorships in controlled companies (as defined by Section L.233-16 of the French Commercial Code) by the Company are not taken into account.

In case of the death or resignation of one or more directors, the Board of Directors may make provisional appointments to fill vacancies before the next general shareholders meetings. These provisional appointments must be ratified by the next ordinary shareholders meeting. Even if a provisional appointment is not ratified, resolutions and acts previously approved by the Board of Directors nonetheless remain valid.

If the number of Directors falls below the compulsory legal minimum, the remaining directors must convene an ordinary general shareholders’ meeting to reach a full Board of Directors.

Any director appointed in replacement of another director whose term has not expired remains in office only for the remaining duration of the term of his predecessor.

One of our employees may be appointed to serve as a director. His/her employment contract must include actual work obligations. In this case, he/she does not lose the benefit of his/her employment contract.

The number of directors have employment contracts with the Company may not exceed one third of the directors then in office and in any case, a maximum of five members.

Pursuant to our by-laws, a director may not be older that 80 years of age. If a director reaches this limit during his/her term, such director is automatically considered to have resigned at the next general shareholders meeting.

The Board of Directors determines the direction of our business and supervises its implementation. Within the limits set out by the corporate purposes and the powers expressly granted by law to the general shareholders’ meeting, the Board of Directors may deliberate upon our operations and make any decisions in accordance with our business. However, a director must abstain from voting on matters in which the director has an interest. The resolutions passed in a meeting of the Board of Directors are valid only if a quorum of half of the Directors is reached. A director cannot borrow money from the Company.

French law provides that the functions of Chairman of the Board and Chief Executive Officer in a French société anonyme may be distinct and held by two separate individuals.

The Chairman of the Board

The Board of Directors must elect one of its members as Chairman of the Board of Directors, who must be an individual person. The Board of Directors determines the duration of the term of the Chairman, which cannot exceed that of his/her tenure as a director. The Board of Directors may dismiss the Chairman at any time. The Chairman’s compensation is decided by the Board of Directors, upon recommendation of the Compensation Committee.

The Chairman represents the Board of Directors and organizes its work. The Chairman reports on the Board’s to the general shareholders’ meeting. The Chairman is responsible for ensuring the proper functioning of our governing bodies and that the Board members have the means to perform their duties.

Pursuant to Section 706-43 of the French Criminal Proceedings Code, the Chairman may validly delegate to any person he/she chooses the power to represent us in any criminal proceedings that we may face.

As with any other Director, the Chairman may not be over eighty years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor will be appointed. Subject to the age limit provision, the Chairman of the Board may also be re-elected.

The Chief Executive Officer

We are managed by the Chairman of the Board of Directors or by an individual elected by the Board of Directors bearing the title of Chief Executive Officer. The choice between these two methods of management belongs to the Board of Directors and must be made as provided for by our by-laws. On March 31, 2008, the Board of Directors appointed Mr. Marc Oczachowski as Chief Executive Officer.

The Chief Executive Officer is vested with the powers to act under all circumstances on behalf of the Company, within the limits set out by the Company’s corporate purposes, and subject to the powers expressly granted by law to the Board of Directors and the general shareholders’ meeting.

The Chief Executive Officer represents the Company with respect to third parties. The Company is bound by any acts of the Chief Executive Officer even if they are contrary to corporate purposes, unless it is proven that the third party knew such act exceeded the Company’s corporate purposes or could not ignore it in light of the circumstances. Publication of the by-laws alone is not sufficient evidence of such knowledge.

The Chief Executive Officer’s compensation is set by the Board of Directors, upon recommendation of the Compensation Committee. The Chief Executive Officer can be terminated at any time by the Board of Directors. If such termination is found to be unjustified, damages may be allocated to the Chief Executive Officer, except when the Chief Executive Officer is also the Chairman of the Board.

The Chief Executive Officer may not hold another position as Chief Executive Officer or member of a Management Board in a corporation (société anonyme) registered in France except when (a) such company is controlled (as referred to in Section L.233-16 of the French Commercial Code) by the Company and (b) when this controlled company’s shares are not traded on a regulated market.

Pursuant to our by-laws, the Chief Executive Officer may not be over seventy years old. In case the Chief Executive Officer reaches this limit during his/her office, he/she is automatically considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor must be appointed.

Dividend and Liquidation Rights (French Law)

Net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to the requirements of French law and our by-laws.

Under French law and our by-laws, we are required to allocate 5% of our net profits in each fiscal year to a legal reserve fund until the amount in such reserve fund is equal to 10% of the nominal amount of the registered capital. The legal reserve is distributable only upon the liquidation of the Company.

Our shareholders may, upon recommendation of the Board of Directors, decide to allocate all or a part of distributable profits, if any, among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends.

Our by-laws provide that, if so agreed by the shareholders, reserves that are available for distribution under French law and our by-laws may be distributed as dividends, subject to certain limitations.

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

If the Company is liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of the shares, then the surplus, if any, will be distributed pro rata among the shareholders based on the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any. Shareholders are liable for corporate liabilities only up to the par value of the shares they hold and are not liable to further capital calls of the Company.

Changes in Share Capital (French Law)

Our share capital may be increased only with the approval of two thirds of the shareholders voting or represented at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in the share capital may be effected either by the issuance of additional shares (including the creation of a new class of shares) or by an increase in the nominal value of existing shares. Additional Shares may be issued for cash or for assets contributed in kind, upon the conversion of debt securities previously issued by the Company, by capitalization of reserves, or, subject to certain conditions, in satisfaction of indebtedness incurred by the Company. Dividends paid in the form of shares may be distributed in lieu of payment of cash dividends, as described above under ‘‘—Dividend and Liquidation Rights (French law).’’ French law permits different classes of shares to have liquidation, voting and dividend rights different from those of the outstanding ordinary shares, although we only have one class of shares.

Our share capital may be decreased only with the approval of two thirds of the shareholders voting or represented at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The conditions under which the registered capital may be reduced will vary depending upon whether or not the reduction is attributable to losses incurred by the Company. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation by us of our shares. Under French law, all the shareholders in each class of shares must be treated equally unless the inequality in treatment is accepted by the affected shareholder. If the reduction is not attributable to losses incurred by us, each shareholder will be offered an opportunity to participate in such capital reduction and may decide whether or not to participate therein.

Repurchase of Shares (French Law)

Pursuant to French law, the Company may not acquire its own shares except (a) to reduce its share capital under certain circumstances with the approval of the shareholders at an extraordinary general meeting~~,~~ or (b) to provide shares for distribution to employees under a profit sharing or stock option.  However, the Company may not hold more than 10% of its shares then-issued. A subsidiary of the Company is prohibited by French law from holding shares of the Company and, in the event it becomes a shareholder of the Company, such shareholder must transfer all the shares of the Company that it holds.

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

Extraordinary general meetings are required for approval of matters such as amendments to the Company’s by-laws, modification of shareholders’ rights, approval of mergers, increases or decreases in share capital (including a waiver of preferential subscription rights), the creation of a new class of shares, the authorization of the issuance of investment certificates or securities convertible or exchangeable into shares and for the sale or transfer of substantially all of the Company’s assets.

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

French law provides that, at least 15 days before the date set for any general meeting on first notice, and at least ten days before the date set for any general meeting on second notice, notice of the meeting (avis de convocation) must be sent by mail to all holders of properly registered shares who have held such shares for more than one month before the date of the notice. A preliminary written notice (avis de réunion) must be sent to each shareholder who has requested to be notified in writing. Under French law, one or several shareholders together holding a specified percentage of shares may propose resolutions to be submitted for approval by the shareholders at the meeting. Upon our request, The Bank of New York Mellon will send to holders of ADSs notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders. The Works Council may also require the registration of resolution proposals on the agenda.

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

At an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves, a simple majority of the votes of the shareholders present or represented by proxy is required to approve a resolution. At any other extraordinary general meeting, two-thirds of the votes cast is required. However, a unanimous vote is required to increase liabilities of shareholders. Abstention from voting by those present or represented by proxy is viewed as a vote against the resolution submitted to a vote.

In addition to his/her rights to certain information regarding the Company, any shareholder may, during the two-week period preceding a shareholders’ meeting, submit to the Board of Directors written questions relating to the agenda for the meeting. The Board of Directors must respond to such questions during the meeting.

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

As set forth in our by-laws, shareholders’ meetings are held at our registered office of the Company or at any other locations specified in the written notice. We do not have staggered or cumulative voting arrangements for the election of Directors.

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

Form and Holding of Shares (French Law)

Form of Shares

Our by-laws provide that shares can only be held in registered form.

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

On January 25, 2012, we issued $10 million aggregate principal amount of New Debentures and January 2012 Warrants to purchase up to 408,691 newly issued ordinary shares at an exercise price equal to the par value per share.  See Item 8 “Financial Information–Significant Changes as of April 26, 2012”. We also entered into a registration rights agreement with the holders of New Debentures and January 2012 Warrants, to register for resale by the selling shareholders the ordinary shares issued in payment of quarterly interest from October 2012 and shares issued upon exercise of January 2012 Warrants for a maximum amount of $1.5 million.

On March 28, 2012, pursuant to a securities purchase agreement, we issued Investor Warrants which are exercisable immediately and will expire five years after the date of issuance.  The Investor Warrants are exercisable, at the option of the holder, upon the surrender of the Investor Warrants to us and the payment in cash of the exercise price of $2.75 per ordinary share in the form of ADSs.  We also issued Placement Agent Warrants with an exercise price of $2.50 per ordinary share in the form of ADSs. The Placement Agent Warrants are exercisable from September 24, 2012 and expire on October 21, 2016. With respect to both the Investor Warrants and the Placement Agent Warrants (together, the “March 2012 Warrants”), the exercise price is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares.  The holders of the March 2012 Warrants are entitled to 20 days’ notice before the record date for certain distributions to holders of our ordinary shares.  If certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of our assets, tender offer or exchange offer with respect to our ordinary shares or reclassification of our ordinary shares, the holders of the March 2012 Warrants will be entitled to receive thereafter in lieu of our ordinary shares, the consideration (if different from ordinary shares) that the holders of the March 2012 Warrants would have been entitled to receive upon the occurrence of the fundamental transaction as if the  March 2012 Warrants had been exercised immediately before the fundamental transaction. If any holder of ordinary shares is given a choice of consideration to be received in the fundamental transaction, then the holders of the March 2012 Warrants shall be given the same choice upon the exercise of the March 2012 Warrants following the fundamental transaction. A copy of the form of Investor Warrant was furnished to the SEC on our report on Form 6-K dated March 28, 2012. The foregoing description is qualified in its entirety by reference to the full text of the Form 6-K.

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

Certain Income Tax Considerations

The following generally summarizes the material French and US tax consequences of purchasing, owning and disposing of Shares or ADS (the “Securities”). The statements set forth below are based on the applicable laws, treaties and administrative interpretations of France and the United States as of the date hereof, all of which are subject to change.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of Securities. It does not constitute legal or tax advice.

Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of Securities in light of their particular circumstances, including especially the laws of all jurisdictions in which they are resident for tax purposes.

French Taxation

The following summary of the French tax consequences of purchasing and disposing of Securities does not address the treatment of Securities that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2012.

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on Securities registered in the name of a nominee. Such holders should consult their own tax advisors about the consequences of owning and disposing of Securities.

France has recently introduced a comprehensive set of new tax rules applicable with respect to French assets (such as the Securities) that are held by/in foreign trusts. These rules provide notably for the inclusion of trust assets in the settlor's net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the specific French tax consequences applicable to Securities held by/in trusts.

Taxation of Dividends on Securities - Withholding Tax

Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 30% French withholding tax (reduced to 21% since January 1, 2012 when non-residents are individuals resident from one of the countries of the European Economic Area, except Liechtenstein).

From January 1, 2012, dividends paid by a French corporation towards non-cooperative States or territories (Etat ou territoire non coopératif), within the meaning of Article 238-0 A of the French General Tax Code (a “Non-Cooperative State”), will be subject to French withholding tax at a rate of 55%.  Irrespective of the tax residence of the beneficiary of the dividends, a 55% withholding tax will be applicable (subject to certain exceptions and the more favorable provisions of an applicable double tax treaty, provided that the double tax treaty is found to apply and the relevant conditions are fulfilled) with respect to the dividends received in a Non-Cooperative State.  The list of Non-Cooperative States is published by ministerial executive order, which is updated on a yearly basis.

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

Taxation on Sale or Disposition of Securities

Generally, holders, who are not residents of France for tax purposes, will not be subject to any French income tax or capital gains tax upon the sale or the disposal of Securities unless:

-
the holders have held more than 25% of EDAP dividend rights, known as (“droits aux bénéfices sociaux”), at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; or

-	the holders are established or domiciled in a Non-Cooperative State, in which case they will be subject to a 50% tax on your capital gain; or

-
the holders transfer the Securities upon redemption or repurchase by EDAP in which case the proceeds may be partially or fully characterized as dividends under French domestic law and as a result, be subject to French dividend withholding tax.

If the holders are resident in a State with which France has signed a double tax treaty that contains more favorable provisions, the holders may be exempt from any French income or capital gains tax when they sell or dispose of any Securities even if one of the above statements applies to them.

Transfers of Securities issued by a listed French company such as EDAP will not be subject to French registration or stamp duty if such transfers are not evidenced by a written agreement (“acte”). However, if the transfer is evidenced by a written agreement executed either in France or outside France, the transfer of Securities will be subject to a registration duty of (i) 3% for the portion of the sale price below €200,000, (ii) 0.5% for the portion of the sale price between €200,000 and €500,000,000, and (iii) 0.25% for the portion of the sale price exceeding €500,000,000..Pursuant to article 5-I-E of the amended financial law for 2012 dated March 14, 2012, this schedule will be replaced by an uncapped 0.1% registration duly assessed on the sale price as from August 1, 2012.

Estate and Gift Tax

France imposes estate and gift tax on Securities of a French company that are acquired by inheritance or gift.  The tax applies without regard to the tax residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Wealth Tax

Individuals who are not residents of France for purposes of French taxation are not subject to a wealth tax (“Impôt de Solidarité sur la Fortune”) in France as a result of owning an interest in the share capital of a French corporation, provided that such ownership interest is, directly and indirectly, less than 10% of the corporation’s share capital and does not enable the shareholder to exercise influence over the corporation. Double taxation treaties may provide for a more favorable tax treatment.

Taxation of U.S. Holders

Shares

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of Securities by a holder that is a resident of the United States for purposes of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, (the “Treaty”), which entered into force on December 30, 1995 (as amended by the protocol described below and any subsequent protocols), and the tax regulations issued by the French tax authorities, and are fully eligible for benefits under the Treaty ( a “U.S. holder”).

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

A holder generally will be entitled to Treaty benefits in respect of Securities if he is concurrently:

~~•~~-	the beneficial owner of Securities (and the dividends paid with respect thereto);

~~•~~-
an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

~~•~~-	not also a resident of France for French tax purposes; and

~~•~~-	not subject to an anti-treaty shopping article that applies in limited circumstances~~.~~

Special rules apply to pension funds and certain other tax-exempt investors.

If a partnership holds Securities, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership.  If a U.S. holder is a partner in a partnership that holds Securities, the holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its Securities.

For U.S. federal income tax purposes, a U.S. holder’s ownership of our ADSs will be treated as ownership of our underlying ordinary shares.

This summary does not deal with Securities that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding Securities as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 5% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar.

This summary does not discuss the treatment of Securities that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.  The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.  Such changes could apply retroactively and could affect the consequences described below.

Holders should consult their own tax advisors regarding the U.S. tax consequences of the purchase, ownership and disposition of Securities in the light of their particular circumstances, including the effect of any state~~,~~ or local laws.

Dividends and Paying Agents

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 30% rate (reduced to 21% since January 1, 2012 when non-residents are individuals resident from one of the countries of the European Economic Area, except Liechtenstein) or to 55% as from January, 1 2012 if paid towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories.

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder whose ownership of Securities is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15% and a U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. For U.S. holders that are not individuals, the requirements for eligibility for Treaty benefits, including the reduced 15% withholding tax rate, contained in the “Limitation on Benefits” provision of the Treaty are complicated, and certain technical changes were made to these requirements by the new protocol.  U.S. holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

French withholding tax will be withheld at the 15% Treaty rate if a U.S. holder has established before the date of payment that the holder is a resident of the United States under the Treaty by following the simplified procedure described below.

The gross amount of dividends that a U.S. holder receives (before the deduction of French withholding tax) generally will be subject to U.S. federal income taxation as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of the Company, such excess will be applied first to reduce such U.S. holder’s tax basis in its Securities and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such Securities.  As the Company does not maintain “earnings and profits” computations, holders should assume that all distributions constitute dividends.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2013 with respect to the Securities will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the Securities  will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company , or PFIC.  The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year.  In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate it becoming a PFIC for the 2012 taxable year (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends paid by us in 2012 to a U.S. holder should constitute “qualified dividends”.

Holders of Securities should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividends distributed with respect to the Securities generally will be treated as dividend income from sources outside of the United States, and generally will be treated as “passive category” (or, in the case of certain U.S. holders, “general category”) income for U.S. foreign tax credit purposes.  Subject to certain limitations, French income tax withheld in connection with any distribution with respect to the Securities may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such French withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial.  U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Capital Gains

Under the Treaty, a U.S. holder will not be subject to French tax on any gain derived from the sale or exchange of Securities, unless the gain is effectively connected with a permanent establishment or fixed base maintained by the holder in France.

 For U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of Securities will be capital gain or loss, and will be long-term capital gain or loss if the Securities were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2013 generally is subject to taxation at a maximum rate of 15%. U.S. holders’ ability to offset capital losses against ordinary income is limited.

Additional Issues For U.S. Holders

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

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, a U.S. holder must complete and deliver to the paying agent (through its account holder) a treaty form (Form 5000), to certify in particular that:

-	the U.S. holder is beneficially entitled to the dividend;
-	the U.S. holder is a U.S. resident within the meaning of the Treaty;
-	the dividend is not derived from a permanent establishment or a fixed base that the U.S. holder has in France; and
-	the dividend received is or will be reported to the tax authorities in the United States.

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

Medicare Tax

Newly enacted legislation requires certain U.S. holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders  that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Securities.

Passive Foreign Investment Company Rules

Unfavorable U.S. tax rules or the PFIC rules, apply to companies that are considered PFICs. The Company will be classified as a PFIC in a particular taxable year if either (a) 75% or more of its gross income is treated as passive income for purposes of the PFIC rules; or (b) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%.

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2011, and also does not anticipate becoming a PFIC with respect to the year 2012. However, as discussed in Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company's control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company's assets), there can be no assurance that the Company will not become a PFIC in future years.

U.S. holders that held Securities at any time during the years when the Company was a PFIC and did not make certain U.S. tax elections (a "mark-to-market election" or a "QEF election") will be subject to adverse tax treatment.  For instance, such holders will be subject to a special tax at ordinary income tax rates on certain dividends that the Company pays and on gains realized on the sale of Securities (“excess distributions”) in all subsequent years, even though the Company ceased to qualify as a PFIC. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its Securities.  It may be possible, in certain circumstances, for a holder to avoid the application of the PFIC rules by making a "deemed sale" election for its taxable year that includes the last day of the Company’s last taxable year during which it qualified as a PFIC.  The PFIC rules are extremely complex, and holders should consult their own tax advisers regarding the possible application of the PFIC rules to their Securities and the desirability and availability of a “deemed sale election”.

French Estate and Gift Tax

Under the estate and gift tax convention between the United States and France dated  November 24, 1978 (as amended by the protocol signed on  December 8, 2004), a transfer of Securities by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and Securities were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

French Wealth Tax

The French wealth tax does not generally apply to Securities of a U.S. holder if the holder is a resident of the United States for purposes of the Treaty and does not own directly or indirectly a shareholding exceeding 25% of the financial rights of EDAP.

U.S. Reporting and Backup Withholding Rules

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

Under recent legislation, certain U.S. holders will be required to report information with respect to Securities that are not held in U.S. accounts. U.S. holders who fail to report information required under these rules could become subject to substantial penalties. U.S. holders are urged to consult their tax advisors regarding these and other reporting requirements that may apply with respect to their Securities.

The discussion above is a general summary. It does not cover all tax matters that may be important to you. You should consult your tax advisors regarding the application of the U.S. federal tax rules to your particular circumstances, as well as the state, local, non-U.S. and other tax consequences to you of the purchase, ownership and disposition of the Securities.

Statement by Experts

N/A

Documents on Display

We file annual, periodic, and other reports and  information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at +1 800 SEC 0330. Certain of our public filings are also available on the SEC’s website at http://www.sec.gov (such documents are not incorporated by reference in this annual report).

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2011, we had no outstanding foreign exchange sale  or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2011, approximately 65% of our total operating expenses were denominated in euro. During the same period, approximately 61% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2011 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes and minority interests of approximately €107,000 for the year ended December 31, 2011, compared to a increase of approximately €309,000 for the year ended December 31, 2010. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2011 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.728 million, €0.675 million and €0.568 million of our outstanding indebtedness at December 31, 2011, 2010 and 2009, respectively, were denominated in Japanese yen. Approximately €7.3 million, €9.4 million and €9.7 million of our outstanding indebtedness at December 31, 2011, 2010, and 2009, respectively, were denominated in U.S. dollars. See “Risk Factors—Risks relating to the October 2007 Private Placement.” In addition, we had approximately €3.1 million, €4.9 million and €7.9 million of cash denominated in U.S. dollars at December 31, 2011, 2010 and 2009, respectively, and €0.5 million, €0.7 million and €1.0 million of cash denominated in Japanese yen at December 31, 2011, 2010 and 2009, respectively.

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

Fees:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	-	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property,
	-	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
$0.2 (or less) per ADS	-	Any cash distribution to ADS registered holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited to issuance of ADSs	-	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.
Registration or transfer fees	-	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	-	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	-	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	-	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	-	As necessary

Fees Payable to the Company by the Depositary

From January 1, 2011 to April 26, 2012, the following amounts were paid by the Depositary $112.512, $10,860 and $310, respectively for administration of ADR program, expenses linked to annual analysis and survey of the Company’s shareholder base and assistance for printing, mailing and distributing assembly meetings materials and proxies.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2011. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

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

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2011, there were no waivers of its applicability. Our code of ethics has previously been filed with the SEC and we have made it available on our website at http://www.edap-tms.com. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on July 22, 2005. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.  Our external auditors Ernst & Young Audit (“E&Y”) billed the following services related to our 2011 financial year:

Nature of the Fees	2011 (in €)	2010 (in €)
Audit fees	189,720	193,920
Audit-related fees	680	680
Tax fees	1,850	1,850
All other fees
Total	192,250	196,450

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2011, one Director acquired 20,000 shares of EDAP TMS as described below. There was no other purchase of equity securities of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs
29th Nov. 2011	10,000	$1.70	N/A
1st Dec. 2011	10,000	$1.65	N/A

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

We are exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 25% (in the case of an extraordinary general meeting) of the shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 20% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting. We petitioned for this exemption because there are doubts as to whether it would be legally permissible for a French company to adopt in its by-laws quorum requirements that would be more stringent than those prescribed by French law, and this would in any event be contrary to generally accepted business practice in France.

Item 16H. Mine Safety Disclosure

Not applicable.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of March 28, 2012.
4.1	French version of Commercial Lease dated November 1, 2011 and Amendment No. 1 dated March 27, 2012, between Maison Antoine Baud and EDAP TMS France
4.2	English language summary of Commercial Lease dated November 1, 2011 and Amendment No. 1 dated March 27, 2012, between Maison Antoine Baud and EDAP TMS France
4.3
Form of Amended and Restated Depositary Agreement between Edap TMS SA and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843). (1)

4.4	Form of 9% Debenture due June 30, 2012 (incorporated herein by reference to Form 6-K dated January 27, 2012). (1)
4.5	Form Ordinary Share Purchase Warrant (incorporated herein by reference to Form 6-K dated January 27, 2012~~)~~. (1)
4.6	Form of Registration Rights Agreement dated as of January 19, 2012 (incorporated herein by reference to Form 6-K dated January 27, 2012). (1)
4.7	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated March 28, 2012).
4.8
Form of Securities Purchase Agreement dated March 22, 2012 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated March 28, 2012)

8.1	List of subsidiaries of EDAP TMS S.A. as of April 26, 2012.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of Ernst & Young.

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 26, 2012
Marc Oczachowski Chief Executive Officer

Dated: April 26, 2012
Eric Soyer Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of EDAP TMS S.A.,

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three years ended December 31, 2011. These consolidated financial statements are the responsibility of EDAP TMS's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAP TMS S.A. and subsidiaries at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG Audit
___________________________

Represented by
Nicolas Sabran

April 26, 2012
Lyon, France

\TMS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2011 and 2010
(in thousands of euros unless otherwise noted)
ASSETS	Notes	2011	2010
Current assets
Cash and cash equivalents	2	4,900	7,369
Net Trade accounts and notes receivable	3	14,981	15,441
Other receivables	4	720	650
Inventories	5	3,920	3,917
Deferred tax assets	21-3	26	282
Other assets, current portion	6	621	687
Short-term investment	2	1,572	1,519
Total current assets		26,740	29,865
Other assets, non-current	6		187
Property and equipment, net	7	2,534	2,877
Intangible assets, net	8	68	82
Goodwill	8	2,412	2,412
Deposits and other non-current assets		484	515
Total assets		32,238	35,938
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	6,295	5,899
Deferred revenues, current portion	10	418	578
Social security and other payroll withholdings taxes		767	837
Employee absences compensation		444	488
Income taxes payable		31	48
Other accrued liabilities	11	2,965	3,768
Short-term borrowings	13	1,700	2,031
Current portion of capital lease obligations	12	557	-
Current portion of long-term debt	14	238	-
Convertible debentures carried at fair value	14	7,085	688
Financial instruments carried at fair value	14	195	322
Total current liabilities		20,694	14,658
Deferred revenues, non current	10	258	297
Capital lease obligations, non current	12	695	961
Convertible debentures carried at fair value	14	-	8,121
Financial instruments carried at fair value	14	-	1,287
Long-term debt, non current	14	720	668
Other long-term liabilities	15	1,158	1,047
Total liabilities		23,525	27,038
Shareholders’ equity
Common stock, €0.13 par value; 13,726,532 shares issued and 13,345,004 shares outstanding;13,389,929 shares issued and 13,008,401 shares outstanding; at December 31, 2011 and 2010, respectively		(1,784)	1,741
Additional paid-in capital		(39,784)	38,870
Retained earnings		(28,093)	(27,151)
Cumulative other comprehensive loss		(3,590)	(3,386)
Treasury stock, at cost; 381,528 at December 31, 2011 and 2010, respectively	16	(1,172)	(1,172)
Total shareholders’ equity	16	8,714	8,900
Total liabilities and shareholders’ equity		32,238	35,938

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2011, 2010 and 2009
(in thousands of euros unless otherwise noted)

	Notes	2011	2010	2009
Sales of goods		12,399	13,135	13,775
Sales of RPPs & leases		4,508	4,689	5,444
Sales of spare parts and services		5,365	5,378	5,620
Total sales		22,272	23,202	24,839
Total net sales		22,272	23,202	24,839
Other revenues	17	20	506	46
Total revenues		22,292	23,708	24,885

Cost of goods		(7,365)	(7,656)	(7,847)
Cost of RPPs & leases		(2,240)	(2,641)	(2,768)
Cost of spare parts and services		(3,830)	(3,956)	(3,598)
Total cost of sales		(13,435)	(14,253)	(14,213)

Gross profit		8,857	9,455	10,672

Research and development expenses	18	(2,436)	(3,268)	(3,651)
Selling and marketing expenses		(5,874)	(6,684)	(6,401)
General and administrative expenses		(3,044)	(3,320)	(3,822)

Non-recurring operating expenses	19
Loss from operations		(2,497)	(3,818)	(3,202)
Financial (expense) income, net	20	1,522	(8,844)	(4,390)
Foreign currency exchange gain (loss), net		482	884	(101)
Other income (expense), net		(50)	-	-
Income (loss) before taxes		(543)	(11,778)	(7,694)
Income tax (expense) benefit	21	(395)	(939)	(72)
Net income (loss)		(938)	(12,717)	(7,766)
Basic income (loss) per share	22	(0,07)	(0.98)	(0.74)
Diluted income (loss) per share(1)	22	(0,07)	(0.98)	(0.74)
Basic Weighted average shares outstanding	22	13 345 004	13,008,401	10,510,305
Diluted Weighted average shares outstanding	22	13 353 985	13,094,235	10,567,563

(1)
Due to the net losses in 2011 and  2010, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in those years was excluded, as the effect would have been anti-dilutive.

(2)	Certain prior years amounts have been reclassified to conform to the current year’s presentation (see Note 1-15 Research and development costs)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2011, 2010 and 2009
(in thousands of euros unless otherwise noted)

	2011	2010	2009
Net income (loss)	(938)	(12,717)	(7,766)
Other comprehensive loss:
Foreign currency translation adjustments	(274)	(93)	123
Provision for retirement indemnities	70	(162)	32
Comprehensive income (loss), net of tax	(1,143)	(12,972)	(7,611)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2011, 2010 and 2009
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of January 1, 2009	9,582,593	1,301	27,145	(6,668)	(3,285)	(1,301)	17,191
Net income				(7,766)			(7,766)
Translation adjustment					123		123
Warrants and stock options granted	24,212		312			68	380
Capital increase	903,500	117	2,504	(2)			2,620
Provision for retirement indemnities					32		32
Balance as of December 31, 2009	10,510,305	1,418	29,961	(14,436)	(3,131)	(1,233)	12,579
Net loss				(12,717)			(12,717)
Translation adjustment					(93)		(93)
Warrants and stock options granted	18,000		265			62	327
Capital increase	2,480,096	322	8,644				8,966
Provision for retirement indemnities					(162)		(162)
Balance as of December 31, 2010	13,008,401	1,740	38,870	(27,154)	(3,386)	(1,172)	8,900
Net loss				(939)			(939)
Translation adjustment					(274)		(274)
Warrants and stock options granted	336,603		199				199
Capital increase		44	714				758
Provision for retirement indemnities					70		70
Balance as of December 31, 2011	13,345,004	1,784	39,784	(28,093)	(3,590)	(1,172)	8,714

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011, 2010 and 2009
(in thousands of euros unless otherwise noted).
	2011	2010	2009
Cash flows from operating activities
Net income (loss)	(939)	(12,717)	(7,766)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,413	1,233	1,801
Change in fair value on Convertible Debentures	(1,301)	3,434	2,342
Change in fair value on Investors Warrants and Placement Agent Warrants	(1,134)	2,619	376
Other Non-cash compensation	370	489	528
Change in allowances for doubtful accounts & slow-moving inventories	457	186	(330)
Change in long-term provisions	431	(21)	294
Net capital loss on disposals of assets	355	78	119
Deferred tax expense (benefit)	293	180	(57)
Operating cash flow	(54)	(4,519)	(2,693)
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	(172)	146	(903)
Decrease (Increase) in inventories	(436)	(355)	(319)
Decrease (Increase) in other assets	259	940	504
(Decrease) Increase in trade accounts and notes payable	508	192	(307)
(Decrease) Increase in accrued expenses, other current liabilities	(842)	(223)	54
Net increase (decrease) in operating assets and liabilities	(683)	700	(971)
Net cash used in operating activities	(737)	(3,818)	(3,664)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(756)	(244)	(383)
Net proceeds from sale of leased back assets	304	283	1,079
Acquisitions of property and equipment	(103)	(352)	(320)
Acquisitions of intangible assets	(11)	(13)	(35)
Acquisitions of short term investments, net	0	(406)	(8)
Net proceeds from sale of assets	0	39	71
Increase (decrease) in deposits and guarantees, net	(47)	8	(2)
Net cash generated by (used in) investing activities	(612)	(685)	402
Cash flow from financing activities:
Proceeds from capital increase	758	8,966	2,620
Proceeds from long term borrowings, net of financing costs	210	598	499
Repayment of long term borrowings	(299)	(7,424)	(2,161)
Repayment of obligations under capital leases	(701)	(843)	(888)
Increase (decrease) in bank overdrafts and short-term borrowings	(295)	(644)	922
Net cash generated by financing activities	(328)	652	992
Net effect of exchange rate changes on cash and cash equivalents	(789)	(369)	33
Net decrease in cash and cash equivalents	(2,469)	(4,221)	(2,237)
Cash and cash equivalents at beginning of year	7,369	11,590	13,827
Cash and cash equivalents at end of year	4,900	7,369	11,590

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-13 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €362 thousand, €555 thousand and €738 thousand for the years ended December 31 2011, 2010 and 2009 respectively.

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

The research tax credit amounted to €411 thousand, €327 thousand and €452 thousand for the years ended December 31 2011, 2010 and 2009 respectively.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.  Advertising costs amounted to €652 thousand, €920 thousand and €1,090 thousand for the years ended December 31 2011, 2010 and 2009 respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2011, the Company had four stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2011(1)	2010	2009(1)
Weighted-average expected life (years)	—	6.25	—
Expected volatility rates	—	87%	—
Expected dividend yield	—	—	—
Risk-free interest rate	—	2.32%	—
Weighted-average exercise price (€)	—	2.23	—
Weighted-average fair value of options granted during the year (€)	—	1.45	—

(1) The Company did not make any grants during the years ended December 31, 2009 and 2011.

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

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents are comprised of the following:
	December 31,
	2011	2010
Total cash and cash equivalents	4,900	7,369
Short term investments	1,572	1,519
Total cash and cash equivalents, and short term investments	6,472	8,888

Short term investments are comprised of money market funds. The aggregate fair value of the short term investments is consistent with their book value.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:
	December 31,
	2011	2010
Trade accounts receivable	15,570	16,234
Notes receivable	684	286
Less: allowance for doubtful accounts	(962)	(1,079)
Total	15,292	15,441

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to €191 thousand, €200 thousand and €332 thousand, for the years ended December 31, 2011, 2010, and 2009.

4—OTHER RECEIVABLES

Other receivables consist of the following:
	December 31,
	2011	2010
Value-added taxes receivable	220	221
Research and development tax credit receivable from the French State	426	327
Personnel advances	37	47
Other receivables from the French State	-	-
Others	37	55
Total	720	650

5—INVENTORIES

Inventories consist of the following:
	December 31,
	2011	2010
Components, spare parts	3,657	3,754
Work-in-progress	573	329
Finished goods	856	705
Total gross inventories	5,086	4,789
Less: provision for slow-moving inventory	(1,167)	(871)
Total	3,920	3,917

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to €428 thousand, €184thousand and €196 thousand for the years ended December 31, 2011, 2010 and 2009, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

6—OTHER ASSETS

Other assets consist of the following:
	December 31,
	2011	2010
Deferred financing costs , current portion	31	224
Other prepaid expenses, current portion	590	463
Total	621	687

	December 31,
	2011	2010
Deferred financing costs , non-current	0	187

Deferred financing costs related to the debentures issued in the October 2007 private placement are being amortized over 5 years, the duration of the debt. In case of debt reimbursement through earlier conversion, the amortization is then accelerated. The amortization of deferred financing costs, which is classified as financial expense, net, amounted to €224 thousand, €920 thousand and €470 thousand, for the years ended December 31, 2011, 2010 and 2009, respectively.

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:
	December 31,
	2011	2010
Equipment	8,286	8,369
Furniture, fixture, and fittings and other	2,785	2,727
Total gross value	11,071	11,096
Less: accumulated depreciation and amortization	(8,536)	(8,219)
Total	2,534	2,877

Depreciation and amortization expense related to property and equipment amounted to €870 thousand, to €950 thousand and €1,097 thousand for the years ended December 31, 2011, 2010 and 2009, respectively.

Capitalized costs on equipment held under capital leases of €3,426 thousand and €3,326 thousand and are included in property and equipment at December 31, 2011 and 2010, respectively. Accumulated amortization of these assets leased to third parties was €2,454 thousand and €2,086 thousand, at December 31, 2011 and 2010, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €333 thousand, €333 thousand and €350 thousand for the years ended December 31, 2011, 2010 and 2009, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted ASC 350, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. ASC 350 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment, as the components within each operating segment have similar economic characteristics and thus do not represent separate reporting units. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2011.

The Company completed the required annual impairment test in the fourth quarter of 2011. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management in late 2011, (ii) a discount rate of 15% for HIFU, 10% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

A one percentage point increase in the HIFU discount rate assumed in the impairment testing would not lead the Company to record an impairment charge. Similarly, a one percentage point increase in the UDS discount rate assumed in the impairment testing would not lead the Company to record an impairment charge. A zero growth rate in the Company’s UDS business plan would not lead the Company to record any impairment charge. A 10% growth rate in the Company’s HIFU business plan would not lead the Company to record any impairment charge.

Intangible assets consist of the following:
	December 31,
	2011	2010
Licenses	412	401
Trade name and trademark	723	682
Patents	412	412
Organization costs	363	363
Total gross value	1,910	1,858
Less: accumulated amortization	(1,843)	(1,776)
Total	68	82

 Amortization expenses related to intangible assets amounted to €14 thousand, €36 thousand and €32 thousand, for the years ended December 31, 2011, 2010 and 2009, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €10 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:
	December 31,
	2011	2010
Trade accounts payable	4,333	4,309
Notes payable	1,961	1,589
Total	6,294	5,899

Trade accounts payable usually represent invoices with a due date of 90 days or less.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

10—DEFERRED REVENUES

Deferred revenues consist of the following:
	December 31,
	2011	2010
Deferred revenues on maintenance contracts	329	338
Deferred revenue on RPP	24	41
Deferred revenue on sale of devices	284	437
Deferral of the gain on sale-lease-back transactions	39	58
Total	676	875
Less long term portion	258	297
Current portion	417	578

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:
	December 31,
	2011	2010
Provision for warranty costs	1,287	1,402
Value added tax payable	342	531
Accruals for social expenses	278	624
Conditional government subsidies(1)	519	621
Retirement indemnities	94	78
Accrued interests	183	254
Others	262	259
Total	2,965	3,768

(1) The maturity of conditional government subsidies depends on the nature of the project.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Changes in the provision for warranty costs are as follows:
	December 31,
	2011	2010
Beginning of year	1,402	1,295
Amount used during the year (payments)	(477)	(448)
New warranty expenses	362	555
End of year	1,287	1,402

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2011, this equipment consists of medical devices for an amount of €1108 thousand and vehicles for an amount of   €144 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2011 are as follows:

December 31, 2011

2012	609
2013	424
2014	162
Thereafter	151
Total minimum lease payments	1,346
Less: amount representing interest	(95)
Present value of minimum lease payments	1,251
Less: current portion	557
Long-term portion	695

Interest paid under capital lease obligations was €81 thousand, €115 thousand, and €150 thousand for the years ended December 31, 2011, 2010, and 2009, respectively.

12-2 Operating leases

As of December 31, 2011, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract signed on November 2011 has a lease term of nine years expiring at the option of the lessee at the end of a first fixed six-year period, then a three-year period, through 2019 (i.e. in 2017 and 2019).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:
	France	Japan

2012	264	265
2013	264	67
2014	264	4
Total	792	336

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Total rent expenses under operating leases amounted to €751 thousand, €790 thousand and €822 thousand for the years ended December 31, 2011, 2010 and 2009, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

13—SHORT-TERM BORROWINGS

As of December 31, 2011, short-term borrowings consist mainly of €685 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	January 20, 2012	Euribor + 0,5%

As of December 31, 2010, short-term borrowings consist of €1,031 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	January 20, 2011	Euribor + 0,5%

14—LONG-TERM DEBT

Long-term debt consists of the following:
	December 31,
	2011	2010
Japanese yen term loan	728	675
Italy term loan	215	315
Malaysia term loan	15
Convertible debentures carried at fair value	7,085	8,121

Investor Warrants	195	1,287
Placement Agent Warrants	-	-
Financial instruments carried at fair value	195	1,287
Total	8,238	10,397
Less current portion	7,518	(322)
Total long-term portion	720	10,075

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Long-term debt at December 31, 2011 matures as follows:
2012	7,518
2013	241
2014	136
2015	101
2016	95
2017	93
2018	56
Total	8,238

As of December 31, 2011, long-term debt in Japan consists of 4 loans in Yen with the following conditions:

	Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	10,000,000	July 17, 2014	2.00%
	10,000,000	March 31, 2015	0.10%
	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	0.10%

As of December 31, 2010, long-term debt in Japan consists of 4 loans in Yen with the following conditions:

	Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	30,000,000	November 17, 2011	2.87%
	10,000,000	July 17, 2014	2.00%
	10,000,000	March 31, 2015	0,10%
	50,000,000	September 30, 2015	1.60%

As of December 31, 2011, long-term debt in Italy consists of a loan in euro amounting to €404 thousand with an interest rate at Euribor + 1.9% due to mature on February 28, 2014.
As of December 31, 2010 and December 31, 2011, long-term debt in USD consists of a $10.5 million convertible debt with Warrants raised on October 29, 2007 through a Private Investment in Public Equity deal with selected investors – see Note 1-21 on the accounting treatment of the convertible debentures and the detachable Investors Warrants.
At inception date, the fair value of the convertible debentures and detachable warrants was $20 million. The Company has allocated the proceeds to the fair value of the debt host and the Investors Warrants.
The $20 million convertible debt was in the form of 20,000 debentures with a face value of $1,000 and each bond is convertible into 152 shares of common stock at any time at the election of the holder, using a conversion price of $6.57, subject to standard anti-dilution adjustments.
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

On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 and warrants to purchase up to 882,000 ordinary shares at an exercise price of $6.87 per share.  Pursuant to the terms of the Exchange Agreement:

·           certain holders of an aggregate principal amount of $10 million of Convertible Debentures and warrants to purchase up to 840,000 ordinary shares agreed to exchange their outstanding securities for an aggregate principal amount of $10 million of 9% non-convertible Senior New Debentures due June 30, 2014  and  January 2012 warrants to purchase up to 408,691 newly issued ordinary shares at an exercise price equal to the par value per share (the “January 2012 Warrants”), and 1,926,685 newly issued ordinary shares, in the form of restricted ADRs; and
·           certain holders of an aggregate principal amount of $500,000 of Existing Debentures and Existing Warrants to purchase up to 42,000 ordinary shares agreed to exchange their outstanding securities for 22,186 newly issued ordinary shares, in the form of ADRs, and $500,000 in cash (collectively, the “Exchange”).

On January 25, 2012, the Company closed the Exchange and all of the Convertible Debentures and the warrants were exchanged for the New Debentures, 1,948,871 newly issued ordinary shares, in the form of ADRs, the January 2012 Warrants and $500,000 in cash.

See Note 31 – Subsequent Significant Events as of April 26, 2012, for the description and the proforma impacts of the Exchange Agreement.

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

As of October 29, 2007, the binomial model uses the following main assumptions and parameters:
-	Share price at inception date: $5.95
-	Strike price of Investor Warrants: $6.87
-	Risk free interest rate at 6 years: 4.11%
-	Share price volatility: 45%
-	Liquidity discount factor: 26.91%

As of December 31, 2010, the Black & Scholes model uses the following main assumptions and parameters:
-	Share price at closing date: $5.64
-	Strike price of Investor Warrants: $6.87
-	Risk free interest rate at 6 years: 0.95%
-	Share price volatility: 107%
-	Liquidity discount factor: 42.66%

As of December 31, 2011, the Black & Scholes model uses the following main assumptions and parameters:
-	Share price at closing date: $1.69
-	Strike price of Investor Warrants: $6.87
-	Risk free interest rate at 6 years: 0.23%
-	Share price volatility: 121%
-	Liquidity discount factor: 42.66%

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

On that basis, the unit fair value of Investor Warrants was $2.32 per warrant at inception date, $0.29 per warrant as of December 31, 2011, and $1.95 per warrant as of December 31, 2010. The total fair value for the 1,680,000 issued Investor Warrants was $3.890 million at inception date and $1.719 million at December 31, 2010.

As of December 31, 2011, the total fair value for the 882,000 remaining Investor Warrants was $253 thousand.

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

At December 31, 2011 the fair value has been measured considering any changes required in underlying assumptions, and mostly the risk free interest rate and the credit spread. With the support of third-party experts, the Company determined that the spread to be used over the risk-free rate was 34.72%, in line with the increase in risk-aversion on financial markets. The present value of the debt host at December 31, 2011 was $8.998 million taking into account the remaining 10,500 debentures.

The valuation model of the conversion option uses a binomial valuation model to capture the complexity of the instrument, and notably the continuous possibility of an arbitrage between holding common shares versus interest bearing bonds.

As of October 29, 2007, the binomial model used the following main assumptions and parameters:
-	Share price at inception date: $5.95
-	Strike price of Convertible Debentures: $6.57
-	Risk free interest rate at 5 years: 4.04%
-	Share price volatility: 45%
-	Liquidity discount factor: 26.91%

As of December 31, 2010, the binomial model uses the following main assumptions and parameters:
-	Share price at closing date: $5.64
-	Strike price of Convertible Debentures: $6.57
-	Risk free interest rate at 5 years: 0.56%
-	Share price volatility: 107%
-	Liquidity discount factor: 42.66%

As of December 31, 2011, the binomial model uses the following main assumptions and parameters:
-	Share price at closing date: $1.69
-	Strike price of Convertible Debentures: $6.57
-	Risk free interest rate at 5 years: 0.10%
-	Share price volatility: 121%
-	Liquidity discount factor: 42.66%

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

On that basis, the fair value of the conversion option was  $5.780 million ($7.909 million before liquidity discount) at inception date, $2.988 million ($5.211 million before liquidity discount) as of December 31, 2010, and $168 thousand ($294 thousand before liquidity discount) as of December 31, 2011.

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

At December 31, 2010, all the Placement Agent Warrants had been exchanged against ADRs.

The following table summarizes the fair value of the entire indebtedness related to the Convertible Debentures, Investor Warrants and Placement Agent Warrants:

In ‘000 US Dollars	Total Fair Value At inception date	Total Fair Value At December 31, 2010	Total Fair Value At December 31, 2011	Conversion	Change in Fair Value in USD 2011 vs 2010
Convertible debt	16,110	10,851	9,167	-	(1,683)
Investor Warrants	3,890	1,719	253	-	(1,467)
Total	20,000	12,570	9,420	-	(3,150)
Placement Agent Warrants at $6.57	448	-	-	-	-
Placement Agent Warrants at $6.87	244	-	-	-	-
Total	20,692	12,570	9,420	-	(3,150)

The following table reflects the impact after translation in euros:

In ‘000 Euros	Total Fair Value At inception date	Total Fair Value At December 31, 2010	Total Fair Value At December 31, 2011	Conversion and exchange	Change in Fair Value in EUR (reflected in Financial income – See Note 20)	Exchange rate impact
Exchange Rate (USD/EUR)	1.4548	1.3362	1.2938	-	-	-
Convertible debt	11,074	8,121	7,085	-	(1,301)	266
Investor Warrants	2,674	1,287	195	-	(1,113)	42
Total	13,748	9,407	7,281	-	(2,435)	308
Placement Agent Warrants	476	-	-	-	-	-
Total	14,224	9,407	7,281	-	(2,435)	308

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:
	December 31,
	2011	2010
Provision for retirement indemnities	1,158	1,047
Other	-	-
Total	1,158	1,047

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, certain subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2011 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases. Calculations have been performed by an actuary consultant.

The actuarial assumptions as of year-end are as follows:
	Pension Benefits – France
	2011	2010	2009

Discount rate	4.70%	4.60%	5.00%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	25	25	26

	Pension Benefits – Japan
	2011	2010	2009

Discount rate	1.00%	1.00%	1.25%
Salary increase	1.50%	2.30%	1.80%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The reconciliation between projected benefit obligations and the accumulated benefit obligations is as follows as of December 31, 2011 (in thousands of euros):

	France	Japan

Projected benefit obligation	386	646
Normal cost	31	68
Accumulated benefit obligation	264	570

Provision presentation according to ASC 715 in euro:
	France	Japan
Non current liabilities	386,049	552,399
Current liabilities	-	94,036
Non current asset	-	-
Accumulated other comprehensive income	25,202	(198,981)
Total	411,251	447,454

Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2011:

France	2011	2010	2009

Change in benefit obligations
Benefit obligations at beginning of year	371	262	256
Service cost	31	21	23
Interest cost	17	13	14
Plan amendments		31	-
(gain) / loss	(33)	43	(24)
Benefits paid	-	-	(7)
Benefit obligations at end of year	386	371	262

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	-	7
Return on plan assets	-	-	-
Benefits paid	-	-	(7)
Fair value of plan assets at end of year	-	-	-

Unrecognized actuarial (gain) loss	(56)	(23)	(68)
Unrecognized prior service cost	31	31	-
Accrued pension cost	411	363	330

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Japan	2011	2010	2009

Change in benefit obligations
Benefit obligations at beginning of year	562	435	392
Service cost	68	50	45
Interest cost	6	6	5
Plan amendments	-	-	-
Termination benefits	-	-	-
(gain) / loss	37	68	14
Benefits paid	-	(95)	-
Exchange rate impact	47	98	(21)
Benefit obligations at end of year	646	562	435

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-
Employer contribution	-	-	-
Return on plan assets	-	-	-
Benefits paid	-	-	-
Fair value of plan assets at end of year	-	-	-

Unrecognized actuarial (gain) loss	199	236	149
Unrecognized prior service cost	-	-	-
Accrued pension cost	447	326	285

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2011, EDAP TMS S.A.’s common stock consisted of 13,726,532 issued shares, fully paid, and with a par value of €0.13 each. 13,345,004 of the shares were outstanding.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. Distributable statutory retained earnings amounted to €16,285 thousand and €19,465 thousand at December 31, 2011 and 2010, respectively. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2011, the 381,528 shares of treasury stock consisted of (i) 331,988 shares acquired between August and December 1998 for €956 thousand, and (ii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 381,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2011, EDAP TMS S.A. sponsored four stock purchase and subscription option plans:
On June 12, 2001, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 300,000 options to purchase pre-existing Shares, at a fixed exercise price to be set by the Supervisory Board. Under this plan, 3,425 options are still in force on December 31, 2011.

On January 29, 2004, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Under this plan, 124,000 options are still in force on December 31, 2011.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares and up to 105,328 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the 105,328 Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2009 Operating Income was €333 thousand. The impact on 2010 operating income, in accordance with ASC 718 was €167 thousand. The impact on 2011 operating income was €53 thousand.

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 25, 2010 the total fair value of the options granted under this plan was €143 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2010 Operating Income was €39 thousand. The impact on 2011 operating income was €56 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier.  At June 24, 2010 the total fair value of the options granted under this plan was €328 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2010 Operating Income was €82 thousand. The impact on 2011 operating income was €90 thousand.

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

As of December 31, 2011, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:
	2011		2010		2009
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	906,775	3.19	656,013	3.57	706,725	3.51
Granted	-	-	325,012	2.23	-	-
Exercised	-	-	(18,000)	2.15	(24,212)	2.07
Forfeited	(51,750)	3.03	(56,250)	2.45	(26,500)	3.36
Expired	(25,000)	2.08	-	-	-	-
Outstanding on December 31,	830,025	3.23	906,775	3.19	656,013	3.57
Exercisable on December 31,	621,516	3.50	486,446	3.52	420,719	3.33
Share purchase options available for grant on December 31	72,003		16,003		105,328

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2011:
	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	424,588	5.8	3.99	424,588	3.99
2.60	124,000	2.2	2.60	124,000	2.60
2.38	182,100	7.5	2.38	45,525	2.38
2.02(1)	3,425	0.5	2.02	3,425	2.02
1.88	95,912	7.5	1.88	23,978	1.88
1.88 to 3.99	830,025	4.7	3.18	621,516	3.43

(1)	All the 3,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = €1.0545).

A summary of the status of the non-vested shares as of December 31, 2011, and changes during the year ended December, 2011, is presented below:
	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2011	420,243	1.85
Granted	0	0
Vested	(175,547)	2.37
Forfeited	(36,187)	1.65
Non-vested at December 31, 2011	208,509	1.45

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

17—OTHER REVENUES

Other revenues consist of the following:
	2011	2010	2009
Royalties	-	-	-
Grants and others	20	506	46
Total	20	506	46

In 2011, other revenues consist of  €20 thousand due to the sale of a license.

In 2010, other revenues consist mainly of €500 thousand of French Government grant as part of a small businesses aid program

In 2009, other revenues were mainly comprised of training and consulting services.

18—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:
	2011	2010	2009
Gross research and development expenses	(2,847)	(3,958)	(4,103)
Research Tax Credit and grants	415	690	452
Net Research and development expenses	(2,432)	(3,268)	(3,651)

19—NON-RECURRING OPERATING EXPENSES

In 2011, 2010 and 2009, there were no non-recurring expenses.

20—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:
	2011	2010	2009
Interest income	185	265	252
Interest expense	(875)	(2,136)	(1,454)
Depreciation of prepaid expenses on debt grant	(224)	(920)	(469)
Changes in fair value of the Convertible Debentures	1,301	(3,434)	(2,342)
Changes in fair value of the Investor Warrants	1,133	(2,311)	(323)
Changes in fair value of the Placement Agent Warrants	-	(307)	(53)
Total	1,522	(8,844)	(4,390)

The interest expense related to the payment of the 9% interest coupon on the Convertible Debentures amounted to €687 thousand, €1,058 thousand and €1,214 thousand for the years ended December 31, 2011, 2010 and 2009, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

21—INCOME TAXES

21-1 Loss before income taxes
Loss before income taxes is comprised of the following:	2011	2010	2009
France	1,192	(8,972)	(6,153)
EDAP Inc	(1,146)	(2,143)	(1,848)
Other countries	(589)	(663)	307
Total	(543)	(11,778)	(7,694)

21-2 Income tax (expense)/ benefit
Income tax (expense)/benefit consists of the following:	2011	2010	2009
Current income tax expense:
France	(95)	(818)	-
Other countries	(45)	(49)	(79)
Sub-total current income tax expense	(140)	(866)	(79)
Deferred income tax (expense) benefit:
France	(0)	(13)	(50)
Other countries	(255)	(60)	57
Sub-total deferred income tax (expense) benefit	(255)	(73)	7
Total	(395)	(939)	(72)

21-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2011	2010
Elimination of intercompany profit in inventory	223	128
Elimination of intercompany profit in fixed assets	193	267
Other items	808	827
Net operating loss carryforwards	17,426	15,496
Total deferred tax assets	18,650	16,718
Capital leases treated as operating leases for tax	(140)	(164)
Other items	(10)	(11)
Total deferred tax liabilities	(150)	(175)
Net deferred tax assets	18,500	16,543
Valuation allowance for deferred tax assets	(18,474)	(16,261)
Deferred tax assets (liabilities), net of allowance	26	282

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Net operating loss carryforwards of €9,605 thousand, €1,717 thousand, €2,106 thousand, €391 thousand, €427 thousand and €35,862 thousand as of December 31, 2011 are available at EDAP Technomed Inc., EDAP-TMS France S.A.S., Edap Technomed Co Ltd Japan, Edap Technomed Sdn Bhd Malaysia, EDAP TMS GmbH and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €17,426 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2011, €16,126 thousand out of these €17,426 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2013 through 2031. In accordance with ASC 740, a valuation allowance is recorded as realization of those amounts is not considered probable.

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

21-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:
	2011	2010	2009
French statutory rate	34.4%	33.8%	33.8%
Income of foreign subsidiaries taxed at different tax rates	12.6%	0.6%	0.4%
Effect of net operating loss carry-forwards and valuation allowances	(287.3%)	(28.3%)	(35.1%)
Non taxable debt fair value variation	154.1%	(17.4%)	(11.9%)
Non deductible entertainment expenses	9.5%	0.4%	0.7%
Other	4%	2.9%	11.3%
Effective tax rate	(72.7%)	(8.0%)	(0.9%)

21-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2011 there is no uncertainty in the Company’s tax positions.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

 As a result, the effect on the retained earnings is the following:
	Unrecognized tax benefits
	2011	2010	2009
Balance as of January 1st,	-	(50)	-
Impact of tax positions taken during a prior period	-	-	-
Impact of tax positions taken during the current period	-	-	(50)
Impact of settlements with taxing authorities	-	50	-
Impact of a lapse of the applicable statute of limitations	-	-	-
Balance as of December 31st,	-	-	(50)

As the state aid received in 1994 was an income tax credit, the payment of €773 thousand has been recognized as an income tax in 2010 .The tax years that remain subject to examination by major tax jurisdictions are 2009, 2010 and 2011.

22—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2011, 2010 and 2009 is as follows:

	For the year ended Dec. 31, 2011			For the year ended Dec. 31, 2010			For the year ended Dec. 31, 2009
	Income in euro (Numerator)	Shares (Denomin- ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per- Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per- Share Amount
Basic EPS
Income (loss) available to common Shareholders	(938,636)	13,345,004	(0.07)	(12,717,105)	13,008,401	(0.98)	(7,765,901)	10,510,305	(0.74)
Effect of dilutive securities:
Stock options only in the money		(8,981)			85,834			57,258
Diluted EPS
Income (Loss) available to
common shareholders,
including assumed
Conversions	(938,636)	13,094,235	(0.07)	(12,717,105)	13,094,235	(0.98)	(7,765,901)	10,567,563	(0.74)

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

24—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of ASC 825 ‘‘Disclosure about fair value of financial instruments.’’ The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company’s financial instruments are compared below to the recorded amounts at December 31, 2011 and 2010.
	December 31,		December 31,
	2011 Recorded Value	2011 Estimated Fair Value	2010 Recorded Value	2010 Estimated Fair Value
Assets:
Cash and cash equivalents	4,900	4,900	7,369	7,369
Trade accounts and notes receivable, net	15,292	15,292	15,441	15,441
Short term investments	1,572	1,572	1,519	1,519
Liabilities:
Short-term borrowings	1,700	1,700	2,031	2,031
Trade accounts payable	4,333	4,333	4,309	4,309
Notes payable	1,962	1,962	1,589	1,589
Convertible Debentures and other Long Term Debt	7,085	7,085	8,121	8,121
Investor Warrants	195	195	1,287	1,287
Placement Agent Warrants			-	-

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
The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.3 million and €1.1 million, for the years ended December 31, 2011, and 2010, respectively.

Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2011, 2010 and 2009, the Company did not generate significant revenue with a single customer.

26—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2011, there were no outstanding hedging instruments.

27—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding Company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2011, 2010 and 2009 and the key balance sheet figures, by segment, for fiscal years 2011, 2010 and 2009.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, and goodwill are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2011	2010	2009
Segment operating loss	(2,497),	(3,818)	(3,202)
Financial income, net	1,522	(8,844)	(4,390)
Foreign Currency exchange (losses) gains, net	482	884	(101)
Other income, net	(50)	-	-
Income tax (expense) credit	(395)	(939)	(72)
Consolidated net loss	(938)	(12,717)	(7,766)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by business unit is presented below for years ending December 31, 2011, 2010 and 2009:
	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2011
Sales of goods	1,442	10,957	-	-	12,399
Sales of RPPs & leases	3,270	1,238	-	-	4,508
Sales of spare parts and services	1,153	4,212	-	-	5,365
Total sales	5,865	16,407	-	-	22,272
Total net sales	5,865	16,407	-	-	22,272
External other revenues	20	-	-	-	20
Total revenues	5,885	16,407	-	-	22,292
Total COS	(2,621)	(10,815)	-	-	(13,435)
Gross margin	3,264	5,592	-	-	8,857
R&D	(950)	(792)	-	(694)	(2,436)
Selling expenses	(1,927)	(3,833)	(41)	-	(5,801)
G&A	(644)	(846)	(1,547)	(79)	(3,116)
Total expenses	(3,521)	(5,471)	(1,588)	(773)	(11,353)
Operating income (loss)	(257)	122	(1,588)	(773)	(2,497)
Total Assets	7,677	21,309	2,984	268	32,238
Capital expenditures	84	760	27	-	871
Long-lived assets	1,948	3,391	150	9	5,498
Goodwill	648	1,764	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2010
Sales of goods	1,939	11,196	-	-	13,135
Sales of RPPs & leases	3,505	1,184	-	-	4,689
Sales of spare parts and services	1,438	3,940	-	-	5,378
Total sales	6,882	16,319	-	-	23,202
Total net sales	6,882	16,319	-	-	23,202
External other revenues	6	500	-	-	506
Total revenues	6,888	16,820	-	-	23,708
Total COS	(3,285)	(10,969)	-	-	(14,253)
Gross margin	3,604	5,851	-	-	9,455
R&D	(741)	(793)	-	(1,734)	(3,268)
Selling expenses	(2,741)	(3,943)	-	-	(6,684)
G&A	(766)	(1,024)	(1,338)	(193)	(3,320)
Total expenses	(4,247)	(5,760)	(1,338)	(1,927)	(13,272)
Operating income (loss)	(644)	91	(1,338)	(1,927)	(3,818)
Total Assets	9,344	20,803	5,474	317	35,938
Capital expenditures	116	411	73	-	600
Long-lived assets	2,341	3,310	175	59	5,886
Goodwill	645	1,767	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2009
Sales of goods	3,663	10,113	-	-	13,775
Sales of RPPs & leases	4,267	1,177	-	-	5,444
Sales of spare parts and services	1,690	3,930	-	-	5,620
Total sales	9,620	15,219	-	-	24,839
Total net sales	9,620	15,219	-	-	24,839
External other revenues	7	39	-	-	46
Total revenues	9,627	15,258	-	-	24,885
Total COS	(4,173)	(10,040)	-	-	(14,213)
Gross margin	5,454	5,218	-	-	10,672
R&D	(974)	(868)	-	(1,810)	(3,652)
Selling expenses	(3,284)	(3,117)	-	-	(6,401)
G&A	(973)	(1,017)	(1,431)	(400)	(3,821)
Total expenses	(5,231)	(5,002)	(1,431)	(2,210)	(13,874)
Operating income (loss)	223	216	(1,431)	(2,210)	(3,202)
Total Assets	10,604	20, 322	9,065	387	40,378
Capital expenditures	309	410	19	2	740
Long-lived assets	2,685	3,327	158	99	6,269
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

28—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow- moving inventory

Restated balance as of January 1, 2009	792	1,412
Charges to costs and expenses	290	196
Deductions: write-off provided in prior periods	(220)	(803)
Restated balance as of December 31, 2009	862	805
Charges to costs and expenses	217	252
Deductions: write-off provided in prior periods	-	(186)
Restated balance as of December 31, 2010	1,079	871
Charges to costs and expenses	193	459
Deductions: write-off provided in prior periods	-	(164)
Restated balance as of December 31, 2011	1,272	1,166

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

29—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:
	2011	2010	2009
Income taxes paid (refunds received)	916	942	(13)
Interest paid	38	66	759
Interest received	40	43	44

Non-cash transactions:	2011	2010	2009
Capital lease obligations incurred	1,251	1,649	2,209

30—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts payable (‘Trade accounts and notes payable’) under this contract were €60 thousand, €59 thousand and €52 thousand for 2011, 2010 and 2009 respectively.

Dae You also acts as an agent to promote our medical devices in South Korea, and receives commissions on sales. Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €768 thousand, €315 thousand and €234 thousand in 2011, 2010 and 2009 respectively. As of December 31, 2011, receivables (‘Net trade accounts and notes receivable’) amounted to €95 thousand and payables to €39 thousand. As of December 31, 2010, receivables from Dae You amounted to €33 thousand and our payables to them amounted to €21 thousand.

31—SUBSEQUENT SIGNIFICANT EVENTS AS OF APRIL 26, 2012

a) Distribution rights for Ablatherm®-HIFU treatment in Canada and the Caribbean

In January 2012, we regained the distribution rights for Ablatherm®-HIFU treatment in Canada and the Caribbean, following the expiration of the 2005 exclusive sales agreement with Maple Leaf HIFU on the North American market.  We are now in direct control of our ability to attempt to grow our presence among U.S. urologists and expand the off-shore potential of the HIFU treatment option for prostate cancer patients that is not yet available in the United States.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

b) Exchange Agreement regarding the Convertibles Debentures and Warrants

On January 19, 2012, we entered into a privately negotiated Exchange Agreement with all holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 and warrants to purchase up to 882,000 ordinary shares at an exercise price of $6.87 per share.  Pursuant to the terms of the Exchange Agreement:

·           certain holders of an aggregate principal amount of $10 million of Convertible Debentures and warrants to purchase up to 840,000 ordinary shares agreed to exchange their outstanding securities for an aggregate principal amount of $10 million of 9% non-convertible Senior New Debentures due June 30, 2014  and  January 2012 warrants to purchase up to 408,691 newly issued ordinary shares at an exercise price equal to the par value per share (the “January 2012 Warrants”), and 1,926,685 newly issued ordinary shares, in the form of restricted ADRs; and
·           certain holders of an aggregate principal amount of $500,000 of Existing Debentures and Existing Warrants to purchase up to 42,000 ordinary shares agreed to exchange their outstanding securities for 22,186 newly issued ordinary shares, in the form of ADRs, and $500,000 in cash (collectively, the “Exchange”).

On January 25, 2012, we closed the Exchange and all of the Convertible Debentures and the warrants were exchanged for the New Debentures, 1,948,871 newly issued ordinary shares, in the form of ADRs, the January 2012 Warrants and $500,000 in cash, or a combination thereof as described above.

As result of the Exchange all of our Convertible Debentures and Warrants have been cancelled.

The table below summarizes the estimated proforma impacts of the Exchange on the Company’s financial statements as of December 31, 2011, with the assumptions that all market and economic parameters of the Exchange were the same as of January 25, 2012.

Amounts in thousands of euros	Dec. 31, 2011 before the Exchange Actual	Dec. 31, 2011 after the Exchange Proforma
Cash and cash equivalents	4,900	4,515
Short term borrowings	1,700	1,700
Current portion of long-term loans	238	238
Convertible debentures carried at fair value - current	7,085	0
Financial Instruments carried at fair value - current	195	0
Total Short terms debt	9,218	1,938
Non-current portion of long-term loans	720	720
Non-Convertible debentures carried at fair value - long-term	0	4,557
Financial Instruments carried at fair value - long-term	0	0
Total Long term debt	720	5,277
Shareholders' Equity	8,714	11,052
Operating profit (loss)	(2,497)	(2,497)
Financial income, net	1,522	(820)
Net income (loss)	(938)	(3,280)

The December 31, 2011 proforma fair value of the New Debentures is a preliminary estimate and is still subject to further review and analysis.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

With the December 31, 2011 exchange rate of 1.3003 US Dollar for one Euro, the nominal value of the $10,000 thousand New Debentures was €7,691 thousand and their estimated proforma fair value was €4,557 thousand, which represents an estimated fair value adjustment of €3,134 thousand. The proforma fair value of the New Debentures and the related fair value adjustment to the nominal value are preliminary estimates and are still subject to further review and analysis.

As described hereafter, in the event we issue securities or other indebtedness for cash while the New Debentures remain outstanding, we are required to apply 40% of the net proceed to redeem the New Debentures. As a consequence in such event, a portion of the €3,134 thousand difference between the nominal value and the fair value of the New Debentures would be impacted to the consolidated statement of income as a financial expense.

The New Debentures are not convertible into ordinary shares or any other security of the Company.  Interest on the New Debentures will accrue at a rate of 9% per annum, payable quarterly as follows: commencing on the issuance date until October 29, 2012, interest may be paid, at our election, in cash or, subject to the satisfaction of certain conditions, in newly issued ordinary shares; and commencing on October 30, 2012 until repaid in full, interest may be paid, at the election of the holder, in cash or, subject to the satisfaction of certain conditions, in newly issued ordinary shares.  The New Debentures may be redeemed at our option, in whole or in part, at any time and from time to time; provided, that in the event we issue securities or other indebtedness for cash in a transaction primarily for the purpose of raising capital at any time while the New Debentures remain outstanding, then we are required to apply 40% of the net proceeds of any such issuance to redeem the New Debentures for cash.  Upon the occurrence of an “Event of Default” (as defined in the New Debentures), the outstanding principal amount plus accrued but unpaid interest and any other amounts owing under the New Debentures will become immediately due and payable in the amount of (i) 130% of the outstanding principal plus (ii) 100% of accrued but unpaid interest and any other amounts owing under the New Debentures.  The New Debentures also contain customary restrictive covenants which can be waived with the consent of holders of two thirds of the outstanding principal amount of the New Debentures, such as limitations on our ability to incur certain indebtedness, enter into, incur or suffer to exist certain liens, amend its charter documents in a manner adverse to holders of the New Debentures, pay dividends on its equity securities or enter into related party transactions.  A copy of the form of the New Debentures was furnished to the SEC on our report on Form 6-K dated January 27, 2012.  The foregoing description is qualified in its entirety by reference to the full text of such exhibit.

The January 2012 Warrants are exercisable immediately and will expire on January 24, 2022.  The initial exercise price for the January 2012 Warrants is the par value per ordinary share and the number of ordinary shares issuable upon exercise of the January 2012 Warrants and the exercise price per share are subject to customary anti-dilution adjustments for changes in our capital structure; provided, that in no event will the exercise price per share be less than the lowest exercise price per share allowed by applicable law.  The January 2012 Warrants also contain a provision that prohibits a holder from exercising its January 2012 Warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 9.999% of our ordinary shares.  A copy of the form of the January 2012 Warrants was furnished to the SEC on our report on Form 6-K dated January 27, 2012. The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

We also entered into a registration rights agreement on January 25, 2012 (the “Registration Rights Agreement”) with the holders of the New Debentures and the January 2012 Warrants.  Pursuant to the Registration Rights Agreement, we  agreed to file a registration statement with the Securities and Exchange Commission within 30 days of closing the Exchange (the “Filing Deadline”) to register the ordinary shares issuable upon exercise of the January 2012 Warrants and payable as interest at the election of the holders on the New Debentures.  We filed such registration statement with the SEC on February 24, 2012.  The registration statement is currently under review by the SEC and has not yet been declared effective.  A copy of the form of the Registration Rights Agreement was furnished to the SEC on our report on Form 6-K dated January 27, 2012.  The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

c)  March 2012 Placement

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, we issued 2,812,500 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”), at a price of $2.00 per share, with warrants attached (the “Investor Warrants”).  The Investor Warrants allow investors to purchase up to 1,406,250 shares in the form of ADSs at an exercise price of $2.75. The Investor Warrants are exercisable immediately and expire on March 28, 2017. We also issued warrants to purchase up to 168,750 shares in the form of ADSs to the placement agent, Rodman & Renshaw LLC, with an exercise price of $2.50 (the “Placement Agent Warrants” and together with the Investor Warrants, the “March 2012 Warrants”).  The Placement Agent Warrants are exercisable from September 24, 2012 and expire on October 21, 2016.  Total gross proceeds for the placement amounted to $5.625 million. The form of the securities purchase agreement and the form of Investor Warrant were furnished to the SEC on our report on Form 6-K dated March 28, 2012.  The foregoing description is qualified in its entirety by reference to the full text of the Form 6-K.

As a consequence, the Company will reimburse 40% of the net proceed on May 9, 2012, i.e. $2.0 million (or approximately €1.5 million), which will generate a reduction of the New Debentures fair value of approximately €0.9 million and a financial expense in the consolidated income statement of approximately €0.6 million (based on preliminary estimates of the fair value of the New Debentures).