Form 20-F
period 2012-12-31
EDAP TMS SA
filed 2013-04-02
CIK 1041934

As filed with the Securities and Exchange Commission on April 2 , 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934,

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2012
OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________
OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of the event requiring this shell company report_________________________

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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012:    18,372,229 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ____   No __X__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ____   No __X__

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.Yes  __X__      No  ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website , if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ____   No __X__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ____	Accelerated filer ____	Non-accelerated filer __X__

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP __X__     International Financial Reporting Standards as issued by the International Accounting Standards Board ____    Other ____

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ____    Item 18  ____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ____   No __X__

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, references herein to “we,” “us,” “our” or “group” are to EDAP TMS S.A. and its consolidated subsidiaries and references herein to the “Company,” “EDAP” or “EDAP TMS” are to EDAP TMS S.A.

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

The following are registered trademarks of the Company in the United States: EDAP TMS® & associated logo, EDAP®, Technomed®, Ablatherm®, Ablasonic®, Ablapak®, Sonolith®, Sonolith i-sys®, Sonolith i-move®, @-REGISTRY®. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ “should,”  ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us.  Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	the success of our HIFU technology;
-	the clinical and regulatory status of our HIFU devices;
-	the uncertainty of market acceptance for our HIFU devices;
-	the uncertainty in the U.S. FDA approval process and changes in FDA recommendations and guidance;
-	effects of intense competition in the markets in which we operate;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the market potential for our Sonolith i-move
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on our strategic suppliers;
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the seasonal nature of demand for medical devices;
-	risks associated to the current uncertain worldwide economic and financial environment;
-	risks associated with the March 2012 Warrants and New Debentures;
-	our ability to repay our indebtedness when it comes due;
-	risks relating to ownership of our securities.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated.  This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2012, 2011 and 2010 and the selected income statement data for the years ended December 31, 2012, 2011 and 2010 set forth below have been derived from our consolidated financial statements included in this annual report. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2012	2011	2010	2009	2008

INCOME STATEMENT DATA
Total revenues	26,065	22,292	23,708	24,885	23,053
Total net sales	26,018	22,272	23,202	24,839	22,856
Gross profit	10,433	8,857	9,455	10,672	9,099
Operating expenses	(12,463)	(11,353)	(13,272)	(13,874)	(13,258)
Income (loss from operations)	(2,030)	(2,497)	(3,818)	(3,202)	(4,159)
Income (loss) before income taxes	(7,358)	(543)	(11,778)	(7,694)	1,648
Income tax (expense) benefit	(118)	(395)	(939)	(72)	(51)
Net income (loss)	(7,475)	(938)	(12,717)	(7,766)	1,597
Basic earnings (loss) per share	(0.43)	(0.07)	(0.98)	(0.74)	0.17
Diluted earnings (loss) per share	(0.43)	(0.07)	(0.98)	(0.74)	0.17
Dividends per share(1)		—	—	—	—
Basic weighted average shares outstanding	17,556,395	13,345,004	13,008,401	10,510,305	9,582,593
Diluted weighted average shares outstanding	17,556,395	13,345,004	13,008,401	10,510,305	9,582,593

BALANCE SHEET DATA
Total current assets	24,729	25,032	29,865	33,248	35,786
Property and equipment, net	2,035	2,534	2,877	3,288	3,763
Total current liabilities	13,124	19,717	14,658	15,175	14,457
Total assets	30,444	32,238	35,938	40,378	43,863
Long-term debt, less current portion	6,585	720	10,075	10,138	9,500
Total shareholders’ equity	8,161	8,714	8,900	12,579	17,191

(1)
No dividends were paid with respect to fiscal years 2008  through 2011 and subject to approval of the annual shareholders’ meeting to be held in 2013 the Company does not anticipate paying any dividend with respect to fiscal year 2012. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€

2008	0.80	0.62	0.68	0.72
2009	0.80	0.66	0.72	0.70
2010	0.82	0.69	0.75	0.75
2011	0.77	0.67	0.72	0.77
2012	0.83	0.74	0.78	0.76

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

                The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	High	Low	Average(1)	End of Month
	€	€	€	€
2012
September	0.80	0.76	0.78	0.78
October	0.78	0.76	0.77	0.77
November	0.79	0.77	0.78	0.77
December	0.77	0.75	0.76	0.76

2013
January	0.77	0.74	0.75	0.74
February	0.77	0.73	0.75	0.76
March, through March 22, 2013	0.78	0.76	0.77	0.77

(1)	The average of the Noon Buying Rate on each business day of the month.

On March 22, 2013, the Noon Buying Rate was U.S.$1.00 = 0.77€.

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

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize our Lithotripsy and High Intensity Focused Ultrasound (“HIFU”) devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. For example, in 2010, 2011 and 2012, we had positive operating income in our Urology Devices and Services (“UDS”) division, which however were not sufficient to offset the negative operating income in our HIFU division, nor the cost of the clincial trials for our U.S. Food and Drug Administration (“FDA”) pre-market approval (“PMA”) submission and regulatory process for our Ablatherm device for treatment of low risk, localized prostate cancer and the cost of our corporate activities, thus resulting in a consolidated operating loss. We cannot assure investors that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Our future revenue growth and income depend, among other things, on the success of our HIFU technology.

Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years, although total revenues have increased owing to increased sales volumes. However, we depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is commercialized in the European Union, Canada and other countries. However, the Ablatherm is not approved for commercial distribution in the United States. In December 2001, our request for an additional Investigational Device Exemption (“IDE”) from the FDA to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. After redesigning the clinical protocol, we resumed the clinical trials in order to obtain FDA approval of the Ablatherm. In March 2009, facing patient enrollment issues on the cryoablation comparative arm of the U.S. ENLIGHT study, we met with the FDA to propose alternatives to the approved protocol. Following the December 11, 2009 panel experts recommendations and our discussions with the FDA, after thoroughly evaluating all options, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study and completed the treatment of 134 patients in June 2010. The required two-year follow-up phase was completed in June 2012.

On January 31, 2013, we submitted our PMA to the FDA for our Ablatherm for treatment of low risk, localized prostate cancer. Our submission included data from the ENLIGHT U.S. Phase II/III clinical trial, as well as data from our extensive worldwide database of treatment information and follow-up data from patients who have undergone HIFU therapy for prostate cancer. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013 we received confirmation from the FDA that our PMA submission contained all of the information needed to proceed with the substantive review. Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that the review of our submission may take longer than expected or may not meet the FDA’s requirements which could delay approval, if we receive it at all. Further, even if we do receive the required approvals, we may not receive them on a timely basis and we may not be able to satisfy the conditions of such approval, if any. The failure to receive product approval by the FDA, or any significant delay in receipt thereof, will have a material adverse effect on our business, financial condition or results of operations. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.”

We may not have sufficient funds to fund the PMA submission to the FDA for our Ablatherm  device through completion of the approval process, our ongoing operations and repay our outstanding indebtedness.

We have been funding our clinical trials to support the FDA PMA submission for our Ablatherm device using the $17.4 million net proceeds from a financing we completed in October 2007.  As of December 31, 2012, we had €8.1 million cash and cash equivalents and short terms investments on hand and non-convertible debentures of  $8.0 million of principal amount  due June 30, 2014 (see Item 5 “Operating and Financial Review and Prospects’’ for more information regarding the issuance of our outstanding debentures).While we believe our working capital is, as of the date of this annual report, sufficient for our present working capital requirements, including to fund the PMA submission to the FDA for our Ablatherm through completion of the approval process, we will need to raise additional capital to repay our indebtedness when due or in the event of significant delays with the FDA PMA submission. If funding is not available on acceptable terms, or at all, we may need to delay the approval process, decrease our operating expenses or renegotiate with the holders of our outstanding debentures.

Our clinical trials for products using HIFU technology may not be successful  and we may not be able to obtain FDA or other regulatory approval necessary for commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. Product development, including pre-clinical studies and clinical trials is a long, expensive and uncertain process, and is subject to delays and failures at any stage. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials. Companies can suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials. Furthermore, data obtained from a trial can be insufficient to demonstrate that our products are safe, effective, and marketable.  The commencement, continuation or completion of any of our clinical trials may be delayed or halted, or inadequate to support approval of an application to regulatory authorities for numerous reasons including, but not limited to:

•
the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold; See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.’’

•	slower than expected rates of patient recruitment and enrolment;

•	inability to adequately monitor patient during or after treatment;

•	failure of patients to complete the clinical trial;

•	prevalence and severity of adverse events and other unforeseen safety issues;

•	third-party organizations not performing data collection and analysis in a timely and accurate manner;

•	governmental and regulatory delays or changes in regulatory requirements, policies or guidelines;

•	the interim or final results of a clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	the FDA or other regulatory authorities concluding that our trial design is inadequate to demonstrate safety and efficacy.

Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which would increases costs and could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support FDA approval. Discussions with regulatory authorities to improve our clinical protocol may prove difficult and lengthy. We, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies such as the FDA may even refuse to grant exemptions to pursue clinical trials.

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

We operate in a highly regulated industry and our future success depends on obtaining and maintaining government regulatory approval of our products, which we may not receive or be able to maintain or which may be delayed for a significant period of time.
Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA. The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources. For example, we are currently pursuing FDA approval for our Ablatherm device. Our U.S. ENLIGHT study of Ablatherm for treatment of low risk, localized prostate cancer began in 2007. Following the December 11, 2009 recommendations of the Gastroenterology and Urology Devices Panel of the FDA’s Medical Devices Advisory Committee and our discussions with the FDA, after thoroughly evaluating all options, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study, completed the treatment of 134 patients in June 2010 and then entered into the required two-year follow-up phase, which was completed in June 2012. On January 31, 2013, we submitted our PMA to the FDA for our Ablatherm for treatment of low risk, localized prostate cancer. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013 we received confirmation from the FDA that our PMA submission contained all of the information neeed to proceed with the substantive review. Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that the review of our submission may take longer than expected or may not meet the FDA’s requirements which could delay approval. Further, there can be no assurance that we will receive the required approvals for our products from the FDA or other regulatory authorities or, if we do receive the required approvals, that we will receive them on a timely basis or that we will otherwise be able to satisfy the conditions of such approval, if any.

Even if regulatory approval to market a product is granted, it may include limitations on the indicated uses for which the product may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, ‘‘Information on the Company—Government Regulation’’ and “High Intensity Focused Ultrasound Division—HIFU Division Clinical and Regulatory Status.”

Furthermore, changes to regulatory policy or the adoption of additional statutes or regulations that affect our business could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

HIFU technology may not be accepted and adopted by the medical community.

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and effectiveness, and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for full public reimbursement in Germany and Italy and partial reimbursement from private insurers in the United Kingdom, and evidence of the cost effectiveness of a therapy as compared to existing therapies. In February 2011, the French Health Ministry granted a special temporary reimbursement for the use of our HIFU technology in the treatment of localized prostate cancer, under certain clinical conditions. French healthcare government authorities will review the clinical data gathered within the next five years in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that such definitive reimbursement code will be granted. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

If our HIFU devices do not achieve an adequate level of acceptance by physicians, patients, health care payers and the medical community, we may not generate or maintain positive cash flows and we may not become profitable or be able to sustain profitability.  If we do achieve market acceptance of our products, we may not be able to sustain it or otherwise achieve it to a degree which would support the ongoing viability of our operations.

Our cash flow is highly dependent on demand for our products.

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to seasonal demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2012, 2011 and 2010, moreover, our operating cash flow was negative due to the cash requirements of operating activities, working-capital cash requirements, cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure (“RPP”) model, and sponsoring of the clinical trials in support of our PMA submission to the FDA of our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States, which we financed using cash and cash equivalents on hand. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a RPP basis), since each of these activities generates smaller immediate revenues than device sales. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services. It will also be affected by the expenses of clinical trials for our FDA PMA submission and regulatory process to seek the FDA’s approval on our Ablatherm-HIFU solution for the treatment of prostate cancer in the United States. There is no assurance that our cash flow will in fact be enough to do so or that clinical trials will be successful or that the FDA will grant approval to market our device even if the trials are successfully completed.

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market, our devices, in particular the Ablatherm, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies working with HIFU technology for the minimally invasive treatment of tumors include USHIFU, which markets a device called the Sonablate SB500 for the treatment of localized prostate cancer.  Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging Ltd, has developed a device using HIFU technology to treat uterine fibroids. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. Philips Healthcare is also developing HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Most of our manufacturing currently takes place in a single facility located in Vaulx-en-Velin, on the outskirts of Lyon, France. In the event of a significant interruption in the operations of our sole facility for any reason, such as fire, flood or other natural disaster or a failure to obtain or maintain required regulatory approvals, we would have no other means of manufacturing our products until we were able to restore the manufacturing capabilities at our facility or develop alternative facilities, which could take considerable time and resources and have a material adverse effect on our business, financial condition and results of operations. If we are unable to manufacture a sufficient or consistent supply of our products or products we are developing, or if we cannot do so efficiently, our revenue, business and financial prospects would be adversely affected.

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

Our products are designed to be used in the treatment of severe affections and conditions. Despite the use of our products, patients may suffer personal injury or death, and we may, as a result, face significant product liability claims. We maintain separate product liability insurance policies for the United States and Canada and for the other markets in which we sell our products. Product liability insurance is expensive and there can be no assurance that it will continue to be available on commercially reasonable terms or at all. In addition, our insurance may not cover certain product liability claims or our liability for any claims may exceed our coverage limits. A product liability claim or series of claims brought against us with respect to uninsured liabilities or in excess of our insurance coverage, or any claim or product recall that results in significant cost to or adverse publicity against us could have a material adverse effect on our business, financial condition and results of operations.  Also, if any of our products prove to be defective, we may be required to recall or redesign the product which could result in costly corrective actions and harm to our business reputation, which could materially affect our business, financial condition and results of operations.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2012, approximately 79% of our total costs of sales and operating expenses were denominated in euro, while approximately 48% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2012, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. Finally, in the specific context of the sovereign debt crisis affecting certain European countries, the alleged or actual disruption in the use of the euro as currency in one or more European Monetary Union countries and the associated fluctuations in currency exchange rates could have a material effect on our financial condition and earnings, the magnitude and consequences of which are unpredictable. For more information concerning our exchange rate exposure, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

           While we believe our working capital is, as of the date of this annual report, sufficient for our present working capital requirements, including to fund the PMA submission to the FDA for our Ablatherm through completion of the approval process, we will need to raise additional capital to repay our indebtedness when due or in the event of significant delays with the FDA PMA submission. If funding is not available on acceptable terms, or at all, we may need to delay the approval process, decrease our operating expenses or renegotiate with the holders of our outstanding debentures.

On January 19, 2012, we entered into a privately negotiated exchange agreement (the “Exchange Agreement”) with all of the holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 and Warrant holders, whereby all October 2007 Convertible Debentures and Warrants were exchanged for $10.0 million of new non-convertible debentures (the “New Debentures”), 1,948,871 newly issued ordinary shares, 408,691 new warrants (the “January 2012 Warrants”) and US$ 500,000 in cash. See Item 5 “Operating and Financial Review and Prospects’’).

In accordance with the terms of the New Debentures, as from October 29, 2012, the holders of New Debentures can elect to receive interest payments in shares or in cash. The current economic and financial environment has adversely affected and may continue to affect our share price, thus we may be unable to make payment in shares without significantly diluting the interest of the existing shareholders. If we are unable to issue shares on reasonable terms or if holder of New Debentures so elect, we may need to make interest payments in cash, thus negatively affecting our working capital.

If any of the above materializes, it could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to the outstanding warrants and New Debentures

We have a significant amount of indebtedness, consisting primarily of our New Debentures. We will need to raise additional funding before our New Debentures come due because we are unlikely to be able to generate sufficient cash flow from our operations to repay the principal on our indebtedness by that date. Further, if  we are required for any reason to repay our outstanding New Debentures prior to their maturity date, we would be required to deplete our working capital or raise additional funds. Our failure to repay the New Debentures, if required, could result in legal action against us, which could require the sale of substantial assets.

The New Debentures are due and payable on June 30, 2014, unless reimbursed earlier. Our ability to make payments on, or to refinance or renegotiate our New Debentures, and to fund planned capital expenditures, research and development efforts, working capital, acquisitions and other general corporate purposes depends on our ability to generate cash in the future. We are unlikely to be able to generate sufficient cash flow from our operations to pay the principal on our New Debentures when due and as a result we may be required to renegotiate all or a portion of our indebtedness, including the New Debentures, on or before their maturity, sell assets, reduce or delay capital expenditures, including relating to regulatory approvals, decrease our operating expenses, seek to raise additional capital or take other similar actions.  Renegotiating our indebtedness or raising additional capital may be difficult to accomplish on acceptable terms, if at all, and any issuance of equity or debt financings may contain terms that are not favorable to shareholders of the Company.

In addition, any event of default could require the early repayment of the New Debentures at the mandatory default amount, including all other amounts of interest, costs, expenses and liquidated damages due in respect of the defaulted New Debentures. If, prior to the maturity date, we are required to repay the outstanding New Debentures in full, we would be required to use our working capital and raise and/or borrow additional funds. Such additional funds may be difficult to obtain on acceptable terms, if at all.

If we were unable to repay the New Debentures when required, the New Debentures holders could commence legal action against us to recover the amounts due. Any such action would have a material adverse effect on our financial condition and results of operations and may limit or preclude us from advancing our product candidates through approvals or otherwise growing our business.

We may have to pay liquidated damages to the holders participating in the Exchange, which would increase our expenses and reduce our cash resources.

In connection with the issuance of New Debentures and January 2012 Warrants, we entered into a registration rights agreement (the “Registration Right Agreement”). Under the terms of the Registration Rights Agreement, subject to certain limited exceptions, if we fail to comply with certain provisions set forth in the Registration Rights Agreement, we will be required to pay the holders participating in the exchange, as liquidated damages, 1.0% of the aggregate balanced amount of October 2007 Convertible Debentures exchanged by each such holder in the Exchange Agreement for each 30-day period (or a pro rata portion thereof) during which such failure continues. There can be no assurance that the registration statement to which the Registration Rights Agreement relates will remain effective for the time periods necessary to avoid payment of liquidated damages. Any payment of liquidated damages would increase our expenses, reduce our cash resources and may limit or preclude us from advancing our product candidates through clinical trials or otherwise growing our business.

The issuance of ADSs upon exercise of outstanding warrants and in payment of interest on the New Debentures will cause immediate and substantial dilution to our existing shareholders

The issuance of ADSs upon exercise of the warrants issued in March 2012 (the “March 2012 Warrants”) will result in dilution of other shareholders since the selling shareholders may ultimately sell the full amount of ADSs issuable on exercise. Based on the total number of outstanding warrants as of April 2, 2013, up to 1,566,250 ADSs are issuable upon exercise, representing approximately 8.3% of our issued and outstanding share capital. In addition, interest on the New Debentures is payable, under certain circumstances, in ordinary shares or ADSs, under a formula which is tied to the trading price of our ADSs, and under which there is no upper limit of shares that may be required to be issued in payment of interest. Although no single warrant holder may exercise its Warrants if such exercise would cause it to own more than 9.99% of our outstanding ordinary shares, this restriction does not prevent each holder from exercising a portion of its holdings and selling those securities. In this way, each holder could sell more than this limit while never holding more than this limit.

We filed a Form F-3 registration statement with the SEC on October 7, 2011 to register ordinary shares and warrants for a maximum amount of $30 million, hence providing for registration of any future new ordinary shares issued for the purpose of raising capital or debt restructuring. This registration statement was declared effective by the SEC on October 21, 2011. We issued and registered shares and warrants under this registration statement on March 28, 2012. For more information regarding the March 2012 placement, see Item 10 “Material Contracts.”

On June 25, 2012, our shareholders extended the validity of existing resolutions, and renewed the May 24, 2011 authorization to issue a maximum of 10 million new shares.

The sale of ADSs issued upon exercise of outstanding warrants could encourage short sales by third parties which could further depress the price of our ADSs.

Any downward pressure on the price of ADSs caused by the sale of ADS issued upon the exercise of the outstanding warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller hopes that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to the lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. Such sales could place downward pressure on the price of our ADSs by increasing the number of ADSs being sold, which could further contribute to any decline in the market price of our ADSs.

Our total outstanding indebtedness may harm our financial condition and results of operations.

Our total consolidated long-term financial debt as of December 31, 2012 was €6.8 million and represented approximately 22% of our total assets, including the current portion of indebtedness of approximately €0.2 million as of that date. Our level of indebtedness could have important consequences on our future operations, including:

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

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in December 2012 was 58,241, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2012 and December 31, 2011, was $ 2.85 and $5.68, and $ 1.43 and $1.37, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2011 was 33,082 as opposed to 58,241 for the same period of 2012. The price of our securities, and our ADSs in particular, may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

We may issue additional securities that may be dilutive to our existing shareholders.

As described above, on June 25, 2012, our shareholders adopted resolutions allowing the Board of Directors to issue new shares in an aggregate maximum amount of 10 million shares. As of April 2, 2013, after taking into account the issuance of new shares following payments of quarterly interest paid in shares on October 1, 2012, the maximum number available to be issued is 9,885,044.

On December 19, 2012, our shareholders adopted resolutions allowing the issuance of stock options to subscribe to a maximum of 500,000 new shares to certain of our officers and employees under certain conditions, which the Board of Directors allocated in full on January 18, 2013.

The issuance of additional ordinary shares, including any additional ordinary shares issuable pursuant to the exercise of preferential subscription rights that may not be available to all of our shareholders, would reduce the proportionate ownership and voting power of the then-existing shareholders.

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Exchange Act relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

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

An investor in the United States may find it difficult to:

•	effect service of process upon or obtain jurisdiction over us or our non-U.S. resident directors and officers in the United States;
•	enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident directors and officers in France~~;~~ or the United States;
•	bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers; or

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

Item 4. Information on the Company

We develop and market the Ablatherm® device, an advanced choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option for localized prostate cancer with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option. It is also used for patients who failed a radiotherapy treatment. In addition, we are developing HIFU technology for the treatment of certain other types of tumors. In March 2013, we introduced a new robot assisted HIFU device dedicated to the focal treatment of prostate cancer, the “Focal.One”, which we expect to submit for CE marking in the course of 2013. We also produce and commercialize medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (“ESWL”).

History and Development of the Company

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a société anonyme organized under the laws of the Republic of France for a duration of 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. Corporation Service Company, 1090 Vermont Avenue, Suite 430, Washington, D.C. 20005 – U.S.A, is our agent for service of process in the United States

Founded in 1979, we originally specialized in the manufacturing and distribution of lithotripters (devices which use shockwaves to disintegrate urinary calculi) and produced the first piezo-electric lithotripter (using electric shocks produced by a piezo-component) in 1985. In 1994, we acquired most of the assets of Technomed International S.A. (‘‘Technomed’’) out of liquidation, including  the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters (Sonolith Praktis, Sonolith Vision) and the Ablatherm HIFU device.
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

On January 19, 2012, we entered into an Exchange Agreement with all of the holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 (the “October 2007 Convertible Debentures”) and warrants, whereby all October 2007 Convertible Debentures and warrants were exchanged for New Debentures , 1,948,871 newly issued ordinary shares, new warrants (the “January 2012 Warrants”) and US$ 500,000 in cash, or a combination thereof.

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

On May 9, 2012, we used $2.0 million of the net proceeds from the March 2012 Placement to partially reimburse the New Debentures, thus reducing the amount outstanding under our New Debentures to $8.0 million.

On May 31, 2012, we aligned our management team to focus on the U.S. opportunities both in the Lithotripsy market and the HIFU regulatory program and our CEO consequently relocated in the United States.

On August 17, 2012, we announced the completion of the two-year follow-up phase of all patients included in our ENLIGHT Ablatherm-HIFU multi-center U.S. Phase II/III clinical trial conducted under an Investigational Device Exemption (IDE) granted by the FDA, and started to compile the comprehensive Premarket Approval (PMA) file in view of FDA submission.

On January 31, 2013, we submitted our PMA application to the FDA for our Ablatherm-HIFU for treatment of low risk, localized prostate cancer. Our submission included data from the ENLIGHT U.S. Phase II/III clinical trial, as well as data from our extensive worldwide database of treatment information and follow-up data from patients who have undergone HIFU therapy for prostate cancer. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013 we received confirmation from the FDA that our PMA submission contained all of the information neeed to proceed with the substantive review.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €5.6 million, €5.9 million and €6.9 for 2012, 2011 and 2010, respectively. Those sales are generated in Europe and the rest of the world, excluding certain countries in Asia (including Japan) and the United States where our Ablatherm-HIFU device is not approved yet. Total net sales for the UDS division were €20.4 million (including €11.4 million in Asia and €9.0 million in Europe and the rest of the world), €16.4 million (including €7.6 million in Asia and €8.8 million in Europe and the rest of the world) and €16.3 million (including €7.8 million in Asia and €8.5 million in Europe and the rest of the world), each for 2012, 2011 and 2010, respectively.
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

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, South Korea, Canada, Australia, Taiwan, South Africa, New Zealand, the Philippines, Argentina, Mexico, Brazil, Russia, Venezuela, Peru and Ecuador. In June 2012, we completed our US clinical trials and the two-year follow-up phase. Clinical outcomes from these patients combined with our European long-term database formed the foundation of our PMA submission to the FDA on January 31, 2013. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review. As of December 31, 2012, the HIFU division had an installed base of 92 Ablatherm machines worldwide and 282 trained clinical sites were using this technology.

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

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Treat Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this  through a direct sales network in key European countries and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program. The HIFU division is seeking FDA approval to enter the U.S. market with our Ablatherm-HIFU device. To that end, on  January 31, 2013, we filed a PMA with the FDA and on March 4, 2013 we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review. For more information, see “HIFU Clinical and Regulatory Status”.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ In 2012, the HIFU division maintained expenses at levels similar to 2011 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering sustaining R&D spending in 2013 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the only commercial product of the company utilizing HIFU technology is the Ablatherm, an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, South Africa, New Zealand, the Philippines Taiwan, Mexico, Argentina, Brazil, Russia, Venezuela, Peru, Costa Rica and Ecuador. In support of our PMA for approval to enter the U.S. market, we filed data from our ENLIGHT U.S. Phase II/III clinical trial with the FDA on January 31, 2013. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review.  The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire area has been treated, while controlling and imaging the treatment in real time due to its integrated imaging system. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound. The procedure is performed under general or spinal anesthesia.

On March 14, 2013, we presented to our distributors and the urology community Focal.One, a new HIFU robotic device fully dedicated to the focal therapy of prostate cancer. Focal.One combines the three essential components to efficiently perform a focal treatment of prostate cancer: (i) high-quality imaging to localize tumors with the use of magnetic resonance imaging (MRI) combined with real-time ultrasound, (ii) high precision of HIFU treatment focused on identified targeted cancer areas and (iii) immediate feedback on treatment efficacy utilizing Contrast-Enhanced Ultrasound Imaging. The Focal.One device is under CE Marking review for European market clearance.

HIFU Division Patents and Intellectual Property

As of December 31, 2012, the HIFU division’s patent portfolio contained 36 patents consisting of 17 in the United States, 17 in the European Union and Japan and 2 in Israel and the rest of the world. They belong to 18 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2012, five patents covering obsolete technologies were abandoned or reach their term. One patent covering a very innovative HIFU transducer design, particularly well-suited for liver and pancreas applications, was delivered in Europe. Six additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (4), the United States (1), and the rest of the world (1) are also under review. These patents relate to a new transducer design for both HIFU and high intensity collimated ultrasound (“HICU”) technologies.

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

In August 2004, we licensed our HIFU technology for the specific treatment of the ‘‘cervicofacial’’ lesions, including the thyroid, to Theraclion, a French company created by our former director of research and development. On January 11, 2011, we extended the above license by granting Theraclion an exclusivity for the treatment of benign breast tumors and by granting a non-exclusive license for the treatment of malignant breast tumors. This license agreement provides for the payment of certain royalties calculated on the basis of Theraclion’s future sales of devices. We determined that we could not invest in these specific applications at that time and this license agreement therefore allows Theraclion to pursue the development of HIFU for these applications. We own no interest in Theraclion.In December 2012, Theraclion obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors.

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

In 2005, a clinical trial was started in France to validate the efficacy and safety of Ablatherm as rescue treatment in patients after brachytherapy failure. This clinical study was successfully completed in 2011 with satisfactory safety and efficacy results. Following the study, in January 2012, we submitted to the European certification body an application for an extension of Ablatherm HIFU CE marking addressing brachytherapy failures. Extension was accepted in February 2012.

               In 2007, a new clinical trial using Ablatherm-HIFU and dedicated to the treatment of patients with high risk disease who are not candidates for radical surgery because of their age and/or co-morbidities was started in France. This clinical trial  was terminated in March 2012 due to low patient enrollment.

Also in 2007, a clinical trial to evaluate the utility of Contrast-Enhanced UltraSound (CEUS) for the early diagnosis of local cancer recurrence after HIFU treatment was started in France. The preliminary results assessed that contrast-enhanced ultrasound is efficient in distinguishing residual viable prostate tissue from ablated tissue after HIFU prostate ablation. This study provides evidence that contrast ultrasound can diagnose early cancer recurrences. In May 2011, preliminary results related to good detection potential of CEUS after HIFU treatment~~,~~ were published by Edouard Herriot Hospital, Lyon, France, in the journal Radiology. Patient follow-up was completed in February 2012. CEUS technology was adopted for use in the new Focal.One HIFU device.

In 2009 a new clinical trial was started in France to validate a new strategy of minimally invasive treatment of  prostatic adenocarcinomas localized in a single lobe with HIFU. This concept of partial treatment is proposed as an intermediate option between active surveillance and whole prostate treatment. Partial treatment for this trial is hemiablation of the prostate in which a single prostatic lobe is ablated using HIFU in patients with prostate cancer that has a low risk of recurrence and for which the imaging and biopsy assessments show a unilateral cancer. The goal of hemiablation is to reduce the complications associated with standard treatments, notably the risks of incontinence and impotence. Clinical trial is still underway. Over the past two years, more investigational centers have been included in the study and, currently twenty French investigational centers are recruiting patients. Positive outcomes stemming from the trial were presented for the first time at the French Association of Urology conference in November 2012.

In September 2010, a new clinical trial was started in France and Norway to validate the new strategy of Hemiablation treatment in radio-recurrent prostate cancer localized in a single lobe. This objective of focal treatment in patients with prostate cancer recurrence after radiotherapy is to reduce the risks of side effects in a very fragile population of patients. The study is expected to be completed by December 2013. The preliminary results of the study were presented in June 2012 at the 5th International Symposium on Focal Therapy and Imaging in Prostate and Kidney Cancer at Duke University (NC, USA).

In June 2011, a new clinical trial began in France and then extended to Belgium in 2012 to evaluate the new technical improvements in HIFU technology: the dynamic focusing technology. This technology gives the ability to target a more precise area within the prostate making the dynamic focusing technology the perfect tool for focal therapy. It also allows for the treatment of bigger prostates and for a more precise contouring of the gland providing a better control over sensitive areas responsible for continence and sexual functions.

Clinical and Regulatory Status in the United States

In 2009, facing patient enrollment issues on the cryoablation comparative arm of the U.S. ENLIGHT study, we met with the FDA to propose alternatives to the approved protocol and its prospective comparative study.
A Gastroenterology and Urology Devices Panel of the Medical Devices Advisory Committee (the “Panel”) was convened by the FDA which clearly indicated that prospective data was recommended for endpoint evaluation of treatments for localized prostate cancer. As a result of the Panel’s discussion, we met with the FDA in January 2010 to further address options and alternatives to move forward with our HIFU trial in the U.S. The FDA confirmed the Panel’s recommendation for a prospective study and reiterated the Panel’s concerns regarding the concept of patient randomization and the follow-up period.

After thoroughly evaluating all options based on input from our clinical and regulatory advisors, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study and informed the FDA of such decision. We completed the treatment of 134 patients in June 2010 and entered into the required two year follow-up phase. Clinical outcomes from these patients combined with our strong European long-term database formed the foundation of our PMA submission to the FDA on January 31, 2013. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review.   Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that the review of our submission may take longer than expected or may not meet the FDA’s requirements which could delay approval, if we receive it at all. See Item 3, “Risk Factors” – “We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time.”

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

HIFU Clinical Data

To date, our clinical Ablatherm-HIFU results have been published in 70 renowned peer-reviewed journals. In 2010, the results of a major multicentric study on 803 patients were published showing a local control of the disease in 77.9% of the patients. In the beginning of 2013, two long-term studies presenting results obtained over a period of 14 years on 538 patients and 15 years on 704 patients were published, showing excellent disease free survival results in primary patients (Ganzer & al. BJU, January 2013, and Thuroff & al. Journal of Endourology, February 2013).

We have set up an extensive worldwide database called "@-registry." This on-line database is designed to compile treatment information and follow-up data for patients who have undergone HIFU for prostate cancer. The goal of the @-registry is to further demonstrate the safety, effectiveness and durability of Ablatherm HIFU. Information from the registry will be submitted to medical conferences for presentation and to peer-reviewed medical journals for publication..Based on more than 10,000 patients included into our @-Registry database, we presented at the European Association of Urology (EAU) held in Paris in February 2012, an abstract covering 5,662 primary patients, and an abstract covering 929 patients treated with Ablatherm HIFU after radiorecurrence with 7 years follow-up that was elected "best poster" by the scientific committee.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 238,590, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization, that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. The PSA test measures the blood level of a protein, the PSA, which is produced only by the prostate. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

The HIFU division believes that HIFU therapy could be expanded to other medical conditions, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.  For example, our licencee, Theraclion, obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors. See Item 4 “HIFU Division Patents and Intellectual Property”.

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

Our HIFU devices compete with all current treatments for localized tumors, which include surgery, brachytherapy, radiotherapy, cryotherapy and hormonotherapy. We believe that HIFU competes against those treatments on the basis of efficacy, limited side effects and cost-effectiveness.

We also believe that Focal.One will be well positioned to address the growing demand for a “focal” approach of localized prostate cancer which cannot be answered by surgery or radiation therapy.  “Focal” treatment (also known as ‘partial’ or ‘zonal’ treatment, as opposed to ‘radical’ treatment) provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life.

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

See Item 3, “Risk Factors – Risks Relating to Competition.”

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

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €20.5 million to our consolidated net sales during the fiscal year ended December 31, 2012.

Our UDS business is quite seasonal and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith i-move and the Sonolith i-sys. The UDS division has sold 688 ESWL lithotripters worldwide to this date and actively maintained or otherwise serviced 531 installed lithotripters as of December 31, 2012.

In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services.

UDS Division Business Strategy

The business strategy for the UDS division is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. The UDS division manufactures its own products as part of EDAP TMS France SAS (“EDAP TMS France”), our wholly owned subsidiary. The key elements of the UDS division’s strategy are:

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

UDS Division Products

The UDS division offers the Sonolith i-move (replacing Sonolith Praktis) to small and mid-size hospitals, while the Sonolith i-sys is offered to large hospitals that can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezo-electric elements of the LT02, a machine we discontinued manufacturing  in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every ten treatments, respectively. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

Product	Procedure	Development Stage	Clinical and Regulatory Status

Sonolith i-move	Electroconductive treatment of urinary stones	Commercial Production	Approved for distribution:
European Union
South Korea
South-East Asia
Peru
Colombia
Venezuela
Japan
United States
Taiwan
Singapore
Costa Rica

Sonolith i-sys	Electroconductive treatment of urinary stones	Commercial Production	Approved for distribution:
European Union
South Korea
Canada
United States
Japan
Australia
Colombia
Peru
South-East Asia
Argentina
Venezuela
Taiwan
Mexico
Costa Rica

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

UDS Division Patents and Intellectual Property

As of December 31, 2012, the UDS division’s patent portfolio contained eight patents consisting of one in the United States, five in the European Union and Japan and two in Israel and the rest of the world. They belong to four groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

In 2012, three patents covering technologies embeded in our new lithotripter Sonolith i-move were delivered in France. Nine additional patents, two in the United States, and seven in the European Union and in Japan are also in the examination process. These patents concern the Sonolith i-sys lithotripter technology and our newly introduced Sonolith i-move device.

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

As with the development of our HIFU technology, we cooperate with INSERM to develop our ESWL technology. This cooperation gave rise to co-owned patents in some cases. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of ESWL devices using co-owned patents. Under these agreements, we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

UDS Division Regulatory Status

The Sonolith i-move is available for commercial distribution in the European Union, South Korea, South-East Asia, Peru, Venezuela, Colombia, Costa Rica, Japan, United States, Taiwan and Singapore. The Sonolith i-sys is available in the European Union, South Korea, Canada, United States, Peru, Colombia, Argentina, Venezuela, Mexico, Costa Rica, Japan, Australia, South-East Asia and Taiwan. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines and Sonolith Praktis, even though we discontinued the manufacture of these machines.

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

UDS Division Competition

The ESWL market is characterized by severe price competition among manufacturers, with the result that, in recent years, the average unit price of ESWL lithotripters has declined The UDS division expects this trend to continue. See Item 5, ‘‘Operating and Financial Review and Prospects.’’ The UDS division’s major competitors in developed countries are Siemens, Storz and Dornier

UDS Division Sales and Distribution of Products

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

 Manufacturing

Our current operations consist of manufacturing medical products in our FDA-approved facility, which is certified under international standards ISO 9001 and ISO 13485. We believe that this facility can extend its outsourced services to provide device and disposable development and manufacturing services to a wide range of medical equipment development companies. Each division manufactures its own products through EDAP TMS France.

We manufacture the critical components for our devices and accessories (unless a subcontractor can manufacture the component more cost-effectively, perform final assembly and quality control processes and maintain our own set of production standards. We purchase the majority of the raw materials used in our products from a number of suppliers, but for several components of our products, rely on a single source. Furthermore, we conduct regular quality audits of suppliers’ manufacturing facilities. Our principal suppliers are located in France, Germany, Denmark, South Korea and the United States. Management believes that the relationships with our suppliers are good.

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

Organizational Structure

The following table sets forth the fully consolidated subsidiaries of the Company as of the date of this annual report:

Name of the Company	Jurisdiction of Establishment	Percentage Owned(1)

EDAP TMS France SAS	France	100%
EDAP Technomed Inc.	United States	100%
EDAP Technomed Co. Ltd	Japan	100%
EDAP Technomed Sdn Bhd	Malaysia	100%
EDAP Technomed Srl	Italy	100%
EDAP TMS GmbH	Germany	100%

(1)	Percentage of equity capital owned by EDAP TMS S.A. directly or indirectly through subsidiaries (percentage of capital owned and voting rights are the same).

Government Regulation

Government regulation in our major markets, in particular the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. See Item 3 “Risk Factors –Risks Related to Government Regulations

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated good manufacturing practices (GMP), labeling, and pre-market notification (known as ‘‘510(k)’’).  Most Class I devices are exempt from premarket notification and/or GMP regulations. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. FDA may require the submission of clinical data as part of pre-market notifications for Class II devices. Class III devices are those that must receive pre-market approval (‘‘PMA’’) by the FDA to ensure their safety and effectiveness. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an Investigational Device Exemption (“IDE”) from the FDA before commencing human clinical trials in the United States in support of the PMA. The lithotripsy range of products has been reclassified by the FDA as a Class II device. However, our Ablatherm device, a Class III device, has not yet been approved by FDA and is currently under PMA procedure. The regulatory pathway for placement in the U.S. market may include the pre-market notification or PMA routes.

Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the U.S. Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors (or its representative, the GMED, in France) in the past few years. In December 2012, FDA conducted an inspection of our manufacturing processes and facility, concluded that there were no deficiencies and consequently issued a No Action Indicated (‘NAI’) report.

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

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labor and Welfare (‘the “MHLW’’) under the license "Marketing Authorization Holder". Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys and the Sonolith i-move are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

           Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2012, 2011 and 2010 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

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

Revenue Recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. We provide training and usually provide a minimum of one-year warranty upon installation. We accrue the estimated warranty costs at the time of sale.

Sales of RPP Treatments and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a straight-line basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

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

Convertible Debentures

On October 29, 2007, the Company raised $20 million in non-secured, Convertible Debentures with detachable warrants. At the inception date, the Company elected to measure the instrument and its embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the Convertible Debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a Black & Scholes valuation model to measure the fair value of the 2007 Warrants (as defined below) and a binomial valuation model with a Company specific credit spread to measure the fair value of the Convertible Debentures. On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of the then outstanding 2007 Convertible Debentures and 2007 Warrants.  Pursuant to the terms of the Exchange Agreement, certain holders agreed to exchange their outstanding securities for newly issued ordinary shares and an amount in cash (the ‘Option A Holders’), while all other holders (the ‘Option B Holders’) agreed to exchange their outstanding securities for New Debentures due June 30, 2014 and new warrants (the ‘2012 Exchange Offer Warrants’). The Company closed the Exchange on January 25, 2012. See Notes 1-21, 14 and 19 to the consolidated financial statements.

Warrants

As part of the October 2007 $20 million issuance of the Convertible Debentures, we issued warrants to both the investors in the Convertible Debentures and to the bank that assisted us as placement agent (together, the “2007 Warrants”). Warrants granted to the placement agent were cancelled in December 2010 as a result of the placement agent’s exchange of its warrants against a certain number of ADSs. In accordance with ASC 815, the 2007 Warrants were classified as a liability because the Company would have been required to settle them on a net cash basis upon the occurrence of certain events outside the control of the Company. We accounted for the 2007 Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) at each balance sheet date. We used a Black & Scholes pricing model to determine the fair value of the 2007 Warrants. The application of the model to the 2007 Warrants required the use of subjective assumptions, including historical share price volatility, the expected life of the 2007 Warrants, our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions would have resulted in a material change to the estimated fair value of the warrants issued to the investors. Pursuant to the January 2012 Exchange Agreement, the 2007 Warrants were cancelled on January 19, 2012 and January 2012 Warrants have been issued, all 408,691 January 2012 Warrants were exercised on January 16, 2013. In the March 2012 Placement, the Company also issued the March 2012 Warrants.  See “— Convertible Debentures” above and Notes 1-21, 14, 16 and 19 to our consolidated financial statements.

Debentures

Pursuant to Option B of the January 2012 Exchange Agreement, certain holders of an aggregate principal amount of $10 million of Convertible Debentures and warrants to purchase up to 840,000 ordinary shares agreed to exchange their outstanding securities for an aggregate principal amount of $10 million of 9% non-convertible Senior New Debentures due June 30, 2014 (and  January 2012 warrants to purchase up to 408,691 newly issued ordinary shares and 1,926,685 newly issued ordinary shares).

On May 9, 2012, the Company used $2.0 million of the net proceeds from the March 2012 Placement to partially reimburse the 2012 New Debentures, thus reducing their outstanding amount to $8.0 million.

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

Sales of goods have historically been comprised of net sales of medical devices (ESWL lithotripters and Ablatherms) and net sales of disposables (mostly Ablapaks in the HIFU division and electrodes in the UDS division). The sale price of our medical devices is subject to variation based on a number of factors, including market competition, warranties and payment terms. Consequently, a particular sale of a medical device may, depending on its terms, result in significant fluctuations in the average unit sale price of the product for a given period, which may not be indicative of a market trend.

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

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 45% of our total consolidated revenue in 2012. Net sales of goods in Asia represented approximately 57% of such sales in 2012 and consisted primarily of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 42% of such sales in 2012 and related primarily to ESWL lithotripters, reflecting the fact that approximately 49% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve are located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2012, approximately 79% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 48% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above amounted to €2.7 million, €2.4 million, and €3.3 million in 2012, 2011 and 2010, respectively, representing approximately 10.2%, 10.9% and 14.1% of total revenues in 2012, 2011 and 2010, respectively. Consolidated research and development expenses included R&D government grants and tax credits of €1.0 million, €0.4 million and €0.7 million in 2012, 2011 and 2010, respectively. Excluding R&D government grants and tax credits, consolidated research and development expenses amounted to €3.7 million, €2.9 million and €4.0 million in 2012, 2011 and 2010, respectively, representing approximately 14.0%, 12.8% and 16.7% of total revenues in 2012, 2011 and 2010, respectively. Research and development costs in 2012, 2011 and 2010 were mainly related to clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer (the cost of which represented 4.2% of total revenues in 2012). Beginning in 2013, management expects the budget for research and development expenses in Europe (excluding the conduct of FDA clinical trials in the United States) to level off at approximately 10% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €6.6 million in 2012, €5.9 million in 2011 and €6.7 million in 2010. Selling and marketing expenses included allowances for doubtful accounts of €0.5 million in 2012, €0.2 million in 2011 and €0.2 million in 2010. The €0.7 million or 12.7% increase in selling and marketing expenses from 2011 to 2012 was primarily a result of the expansion of selling and marketing efforts to address new markets, mostly in the United States, the Middle East and Eastern Europe. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm- and Focal.One-HIFU technology’s status as a standard of care for prostate cancer in Europe, and to sustain its worldwide market position in Lithotripsy, including in the United States where the Company’s full range of lithotripsy products is now approved.

Over the past several years, we have experienced declining sale prices in the market for ESWL lithotripters. In 2012, 2011 and 2010, however, our ESWL sales have been growing as a result of constant product innovation and the success of our Sonolith i-sys device launched in 2007 and our Sonolith i-move device launched in 2010, together with a sustained commercial effort which allowed us to capture market share in both the European, Asian and U.S. markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect unit sale prices for ESWL lithotripters worldwide to continue to decline and total market volumes to remain stable at current levels in the foreseeable future.

We believe that our results of operations in the near future will be affected by our ability to grow our sales volumes both in the prostate cancer and the lithotripsy markets, along with our ability to control expenses in connection with the development, marketing and commercial launch of HIFU applications, including the Ablatherm, and the continuation of the regulatory process for Ablatherm in the United States. See ‘‘—Liquidity and Capital Resources.’’

Fiscal Year Ended December 31, 2012 Compared to Fiscal Year Ended December 31, 2011

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 27 to our consolidated financial statements.

(in millions of euros)	2012	2011

Total revenues	26.1	22.3
Total net sales	26.0	22.3
Of which HIFU	5.6	5.9
Of which UDS	20.4	16.4
Total cost of sales	(15.6)	(13.4)
Gross profit	10.4	8.9
Gross profit as a percentage of total net sales	40.1%	39.8%
Total operating expenses	(12.5)	(11.4)
Income (loss) from operations	(2.0)	(2.5)
Net income (loss)	(7.5)	(0.9)

Total  revenues

Our total revenues increased 16.9% from €22.3 million in 2011 to €26.1 million in 2012, principally due to increased Lithotripsy machines sales.

HIFU division. The HIFU division’s total revenues decreased 4.3% to €5.6 million in 2012 as compared to €5.9 million in 2011.

The HIFU division’s net sales of medical devices increased 67.5% to €1.3 million in 2012, with four Ablatherm units sold, as compared with €0.8 million and three Ablatherm units sold in 2011.

Net sales of RPP treatments decreased 15.3% to €2.7 million in 2012

Net sales of consumables decreased 9.7% to €0.6 million in 2012 and net sales of HIFU-related spare parts, supplies, leasing and services decreased 18.9% to €1.0 million in 2012.

Other HIFU-related revenues increased to €47 thousand in 2012 from €20 thousand in 2011 and were related to the payment by Theraclion of licence related amounts.

UDS division. The UDS division’s total revenues increased 24.5% from €16.4 million in 2011 to €20.4 million in 2012, mostly due to the increase in lithotripsy machine sales.

The UDS division’s net sales of medical devices increased 39.1% from €9.2 million in 2011 to €12.8 million in 2012 with 52 devices sold in 2012 compared to 40 units sold in 2011.

Net sales of UDS-related spare parts, supplies, leasing and services increased 5.9% from €7.2 million in 2011 to €7.6 million in 2012, primarily related to the revenues derived from the installed base (disposables and maintenance contracts).

Cost of sales.

Cost of sales increased from €13.4 million in 2011 to €15.6 million in 2012, and represented 60.1% as a percentage of net sales in 2012, down from 60.3% as a percentage of net sales in 2011.

Operating expenses.

Operating expenses increased 9.8%, or €1.1 million, from €11.4 million in 2011 to €12.5 million in 2012. Operating expenses included R&D grants and tax credits of €579 thousand and €415 thousand in 2012 and 2011, respectively. The increase in operating expenses was mostly attributable to the increased activity on the FDA PMA trials and to the strategic focus on the U.S. market and the related expansion of sales and marketing efforts.

The costs associated with the FDA PMA trial increased 40.8% at €1.1 million in 2012 compared to €0.8 million in 2011, reflecting the increased activity on the trial to gather clinical data after the completion of the follow-up phase and prepare the clinical and technical file that was submitted to the FDA in January 2013.

Marketing and sales expenses increased €0.7 million, or 12.7%, mostly due to the strategic focus on the U.S. market and the related expansion of the U.S. sales team and marketing initiatives.

Research and development expenses increased 9.1% at €2.7 million in 2012 from €2.4 million in 2011, and comprised R&D grants and tax credits of €995 thousand and €415 thousand in 2012 and 2011, respectively, and costs of the FDA PMA trials of €1.1 million and €0.8 million in 2012 and 2011, respectively.

General and administrative expenses and depreciation increased 4.6% from €3.0 million in 2011 to €3.2 million in 2012.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €2.0 million in 2012, as compared to a consolidated operating loss of €2.5 million in 2011.

We realized an operating loss in the HIFU division of €0.7 million in 2012, compared to an operating loss of €0.3 million in 2011 and an operating profit in the UDS division of €1.2 million in 2012, as compared to €0.1 million in 2011.

Financial (expense) income, net. Net financial expense was €4.6 million in 2012, including a €2.3 million due to the January 2012 Exchange Agreement impact and €2.1 million relating to interest expense , compared with a net financial income of €1.5 million in 2011, including a €2.4 million income due to the adjustment of the convertible debt to fair value.

Foreign currency exchange gains (loss), net. In 2012, we recorded a net foreign currency exchange loss of €0.7 million, mainly due to the variation of the euro against the U.S. dollar and the Japanese yen, compared to a gain of €0.5 million in 2011.

Other income (expense), net. There was no other income (expense) in 2012, as compared with a loss of €50 thousand in 2011.

Income taxes. Income tax was an expense of €0.1 million in 2012, compared to an expense of €0.4 million in 2011.

Net income  / (loss)

We realized a consolidated net loss of €7.5 million in 2012 compared with a consolidated net loss of €0.9 million in 2011. The €6.5 million variation in net loss was primarily due to the €6.4 million variation in the convertible debt adjustments to fair value.
See Note 14-3 to our consolidated financial statements.

Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 31, 2010

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 27 to our consolidated financial statements.

(in millions of euros)	2011	2010

Total revenues	22.3	23.7
Total net sales	22.3	23.2
Of which HIFU	5.9	6.9
Of which UDS	16.4	16.3
Total cost of sales	(13.4)	(14.3)
Gross profit	8.9	9.5
Gross profit as a percentage of total net sales	39.8%	40.8%
Total operating expenses	(11.4)	(13.3)
Loss from operations	(2.5)	(3.8)
Net income (loss)	(0.9)	(12.7)

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

UDS division. The UDS division’s total revenues decreased 2.5% from €16.8 million in 2010 to €16.4 million in 2011, mostly due to the €0.5 million one-off revenue in 2010 related to a French government grant, while total net sales increased 0.5% to €16.4 million in 2011.

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

Operating expenses.

Operating expenses decreased 14.5%, or €2.0 million, from €13.3 million in 2010 to €11.4 million in 2011. Operating expenses included R&D grants and tax credits of €415 thousand and €690 thousand in 2011 and 2010, respectively. The decrease was attributable to the reduction of the costs of the FDA PMA trials, as well as a global cost reduction program in marketing, sales and G&A expenses.

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

Research and development expenses decreased 25.5% at €2.4 million in 2011 from €3.3 million in 2010 and comprised R&D grants and tax credits of €415 thousand and €690 thousand in 2011 and 2010, respectively, and costs of the FDA PMA trials of €0.8 million and €1.9 million in 2011 and 2010, respectively.

General and administrative expenses and depreciation decreased 6.9% from €3.3 million in 2010 to €3.0 million in 2011.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €2.5 million in 2011, as compared to a consolidated operating loss of €3.8 million in 2010.

We realized an operating loss in the HIFU division of €0.3 million in 2011, compared to an operating loss of €0.6 million in 2010 and an operating profit in the UDS division of €0.1 million in 2011, as compared to €0.1 million in 2010.

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

Income taxes. Income tax was an expense of €0.4 million in 2011, compared to an expense of €0.9 million in 2010. Income tax expense in 2010 comprised the reimbursement of a €0.8 million state aid received by the EDAP-TMS France in 1994. See Note 20-5 of the consolidated financial statements.

Net income / (loss)

We realized a consolidated net loss of €0.9 million in 2011 compared with a consolidated net loss of €12.7 million in 2010. The €13.2 million variation in net income(loss) was primarily due to the €2.4 million positive impact from the variation in the convertible debt fair value.

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2012.

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

We anticipate that cash flow in future periods will be derived mainly from ongoing operations and any capital raising the Company may potentially undertake. As of the date of this annual report we do not employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, we will need to raise additional capital to repay our New Debentures when due or in the event of significant delays with the FDA PMA submission.  See Item 3 “Key Information—Risk Factors—We may not have sufficient funds to fund the PMA submission to the FDA for our Ablatherm  device through completion of the approval process, our ongoing operations and repay our outstanding indebtedness.” Furthermore, failure to meet our obligations arising out of the January 2012 Exchange Agreement would cause us to incur substantial penalties in the form of liquidated damages and could, over the passage of time, lead to an event of default under the New Debentures. Payment of liquidated damages or mandatory default amount will have a material adverse effect on our financial condition and results of operation. See Item 3, “Key Information—Risk Factors—Risks Relating to the outstanding warrants and New Debentures.”

(in thousands of euros)	2012	2011	2010

Net cash generated/(used) in operating activities	(162)	(737)	(3,818)
Net cash generated/(used) in investing activities	234	(612)	(685)
Net cash generated/(used) in financing activities	1,342	(327)	652
Net effect of exchange rate changes	727	(789)	(369)
Net increase/(decrease) in cash and cash equivalents	2,141	(2,469)	(4,221)
Cash and cash equivalents at the beginning of the year	4,900	7,369	11,590
Cash and cash equivalents at the end of the year	7,041	4,900	7,369

Total cash and cash equivalents, and short-term investments at the end of the year	8,077	6,472	8,888

Our cash position as of December 31, 2012, 2011 and 2010, was €8.1 million (including €1.0 million of short-term treasury investments), €6.5 million (including €1.6 million of short-term treasury investments) and €8.9 million (including €1.5 million of short-term treasury investments), respectively. We experienced positive cash flows of €2.1 million in 2012 and negative cash flows of €2.5 million and €4.2 million in 2011 and 2010, respectively. In 2012, our positive cash flow was primarily due to the $5.6 million gross proceeds of the March 2012 Placement and the related $2.5 million reduction in long-term financial debt. In 2011, our negative cash flow situation was primarily due to the lack of additional external financing and the negative cash flows from operations. However, our cash needs were reduced when compared to the previous year thanks to cost reduction programs and improvements in working capital needs. In 2010, our negative cash flow situation was primarily due to the lack of significant additional external financing and the negative cash flows from operations.

In 2012, net cash used in operating activities was €162 thousand compared with net cash used in operating activities of €0.7 million in 2011 and €3.8 million in 2010, respectively.

In 2012, net cash used in operating activities reflected principally:

-	a net loss of €7.5 million;

-
elimination of €5.4 million of net expenses without effects on cash, including €0.9 million of depreciation and amortization and a loss of €4.1 million due to variation of the fair value of financial instruments (October 2007 Convertible Debentures and 2007 and 2012 Warrants);

-	a decrease in trade accounts receivable of €2.5 million;

-	an increase in other receivables of €0.1 million;

-	an increase in inventories of €0.5 million;

-	a decrease in payables of €27 thousand;

-	a decrease in prepaid expenses of €0.2 million; and

-	a decrease in accrued expenses of €0.1 million.

In 2011, net cash used in operating activities reflected principally:

-	a net loss of €0.9 million;

-
elimination of €0.8 million of net expenses without effects on cash, including €1.4 million of depreciation and amortization and a gain of  €2.4 million due to variation of the fair value of financial instruments (October 2007 Convertible Debentures and 2007  Warrants);

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

-
elimination of €8.3 million of net expenses without effects on cash, including €1.2 million of depreciation and amortization and a loss of  €6.1 million due to variation of the fair value of financial instruments (October 2007 Convertible Debentures and 2007  Warrants);

-	a decrease in trade accounts receivable of €0.1 million;

-	a decrease in other receivables of €0.1 million;

-	an increase in inventories of €0.4 million;

-	an increase in payables of €0.2 million;

-	a decrease in prepaid expenses of €0.9 million; and

-	a decrease in accrued expenses of €0.2 million.

In 2012, net cash generated in investing activities was €234 thousand compared with net cash used of €612 thousand in investing activities in 2011 and €685 thousand in 2010.

Net cash generated in investing activities of €234 thousand in 2012 reflected investments of €0.3 million in capitalized assets produced by the Company, mostly lithotripsy and laser machines used for commercial demonstrations and training, an investment of €0.3 million in property and equipment, net proceeds from sales of leased-back assets of €0.3 million and net proceeds from sales of short-term treasury investments of €0.5 million.

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

In 2012, net cash generated in financing activities was €1.3 million compared with net cash used in financing activities of €328 thousand in 2011, and net cash generated of €652 thousand in 2010.

Net cash generated in financing activities of €1.3 million in 2012 reflected principally the €3.7 million net proceeds from the issuance of ordinary shares and warrants as part of the March 2012 Placement, repayment of long term borrowing for €2.2 million, repayment of capital lease obligations totaling €0.6 million and an increase of €0.4 million in bank overdrafts

Net cash used in financing activities of €328 thousand in 2011 reflected principally the €0.8 million increase in capital related to the issuance of new shares, a long-term debt increase of €0.2 million through the Japanese subsidiary, repayment of long term borrowing for €0.3 million, repayment of capital lease obligations totaling €0.7 million and a decrease of €0.3 million in bank overdrafts.

Net cash provided by financing activities of €685 thousand in 2010 reflected principally the €9.0 million increase in capital related to the issuance of new shares, a long-term debt increase of €0.6 million through the Japanese and Italian subsidiaries, repayment of long term borrowing for €7.4 million, repayment of capital lease obligations totaling €0.8 million and an increase of €0.6 million in bank overdrafts.

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

Historically, cash flows have been partially supported by capital raisings, including the October 2007 private placement of $20 million aggregate principal amount of our 9% Senior Convertible Debentures due 2012 and Warrants which resulted in net proceeds of approximately $17.4 million.  In January 2012, we entered into an Exchange Agreement with all of the holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 and Warrant holders, whereby all October 2007 Convertible Debentures and Warrants were exchanged for $10 million of New Debentures due on June 30, 2014, 1,948,871 newly issued ordinary shares, 408,691 January 2012 Warrants and US$500,000 in cash. Furthermore, in view of our debt restructuring and new projects financing, on October 7, 2011 we filed a Form F-3 registration statement with the SEC to register ordinary shares and warrants for a maximum amount of $30 million. This registration statement was declared effective by the SEC on October 21, 2011.  On March 28, 2012, we used our October 2011 Form F-3 registration statement to issue 2,812,500 ordinary shares in the form of ADSs to certain institutional investors in a registered direct placement, with warrants attached that allow investors to purchase up to 1,406,250 shares in the form of ADSs, which resulted in net proceeds of approximately $4.8 million.  We also issued warrants to purchase up to 168,750 shares to the placement agent, Rodman & Renshaw LLC.

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings.  The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2012, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2012 (in thousands of euro, excluding interest expenses)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	2,095	2,095	—	—	—
Long-Term Debt	6,792	207	4,618	1,919	47
Capital Lease Obligations	953	459	358	132	4
Operating Leases	1,584	421	594	569	—
Interest on Debentures	819	546	273	—	—

New Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"). ASU 2011-08 allows a company to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The provisions of ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The adoption of ASU 2011-08 did not impact the company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"). ASU 2011-05 requires, in part, that companies present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of ASU 2011-05 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 did not impact the company's consolidated financial statements.

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

Research tax credit amounted to €256 thousand in 2012, € 411 thousand in 2011 and €327 thousand in 2010 and were classified as a reduction of research and development expenses.

Off-Balance Sheet Arrangements

At December 31, 2012, we had no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 2, 2013. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.6 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A.
President of EDAP TMS France SAS and EDAP Technomed, Inc.
Age : 43

Marc Oczachowski joined the Company in May 1997 as Area Sales Manager, based in Lyon, France. From March 2001 to January 2004, he held management positions as General Manager of EDAP Technomed Malaysia. He was appointed Chief Operating Officer of EDAP TMS in November 2004 and became Chief Executive Officer of the Company on March 31, 2007. He relocated to Austin, Texas, on July 1, 2012 to manage U.S. operations. Previously he worked for Sodem Systems, which manufactures orthopedic power tools, as Area Sales Manager. He is a graduate of Institut Commercial de Lyon, France.

Eric Soyer	Chief Financial Officer of EDAP TMS S.A.
Managing Director of EDAP TMS France SAS
Age : 47

Eric Soyer joined the Company in December 2006. He was appointed Managing Director of the French operations on June 15, 2012. He was previously CFO of Medica, a €270 million French company operating 108 nursing home and post-care clinics throughout France and Italy. Prior to that he was CFO and a Managing Director of April Group, an insurance services company listed on Euronext Paris, with 22 subsidiaries in France, the UK, Spain, Germany and Italy. He has international experience as a controller and cost accountant for Michelin Group in France, the United States and Africa. Eric Soyer has a BA degree from Clermont Graduate School of Management, an MBA degree from the University of Kansas and an Executive MBA degree from the HEC Paris School of Management.

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. With the exception of Mr. Marc Oczachowski, none of the directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. With the exception of Mr. Marc Oczachowski, all of the Board members are independent within the meaning of NASDAQ Marketplace Rule 5605(2).

Philippe Chauveau Age: 77 Mandate: 6 years Appointment : Apr. 8, 1997 (renewed) Expiration: 2014
In 1997, Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board.  In 2002, the Company’s two-tiered board structure was replaced by a single Board of Directors with Philippe Chauveau serving as Chairman and CEO until 2004 when he was succeeded as CEO. From 2000 to 2007, Philippe Chauveau served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. He is also personal executive coach to senior research leaders at Hoffmann LaRoche. He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Pierre Beysson Age: 71 Mandate: 6 years Appointment : Sept. 27, 2002 (renewed) Expiration: 2014
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat on a number of boards of companies related to the Accor Group. He is now a mergers and acquisitions consultant. Before his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and has an MBA from Harvard Business School.

Argil Wheelock Age: 65 Mandate: 6 years Appointment : June 25, 2009 Expiration: 2014
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

Rob Michiels Age: 63 Mandate: 6 years Appointment : July 16, 2009 Expiration: 2014
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

Marc Oczachowski Age: 43 Mandate: 6 years Appointment : June 25, 2012 Expiration: 2018
Marc Oczachowski was elected as a member of the Company’s Board of Directors on  June 25, 2012, for a term of six years, expiring in 2018. Marc Oczachowski is President of EDAP-TMS France, President of EDAP Technomed, Inc., a director of EDAP Technomed Co. Ltd and President of EDAP Technomed Srl.

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2012 was approximately €683 thousand including performance bonuses of €193 thousand and benefits in kind of €28 thousand (benefits in kind comprise car allowances for senior management and housing and school allowances for expatriate senior management). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2012. For information regarding compensation paid in the form of stock options, see “－Share Ownership” and “－Options to Purchase or Subscribe for Securities”.

Compensation Committee

Compensation Committee is comprised of the following members: Mr. Philippe Chauveau, Mr. Pierre Beysson, Dr. Argil Wheelock and Mr. Rob Michiels.  The Committee gathers once a year to review the compensation of our Chief Executive Officer, as per the approved charter of the Compensation Committee, and to propose any changes to compensation paid to the Board of Directors, provided that the majority of independent members participate in the votes for Management compensations.

Audit Committee

The Board of Directors’ Audit Committee comprises all four independent members of the Board: Mr. Pierre Beysson, acting as Head of the Audit Committee, Mr. Philippe Chauveau, Dr. Argil Wheelock and Mr. Rob Michiels. Mr. Marc Oczachowski, as Chief Executive Officer of the Company, is not considered as independent and therefore is not a member of the Audit Committee. The purpose of the Audit Committee, in accordance with its annually approved charter, is to:

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

Employees

As of December 31, 2012, we employed 143 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	13	28	16	13	2	2	13	87
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	13	0	13	0	2	0	3	31
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	2	0	0	0	0	1	1	4
Total	38	28	33	13	4	3	24	143

As of December 31, 2011, we employed 148 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	15	31	14	12	4	2	14	92
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	1	8
Japan	16	0	13	0	1	0	3	33
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	0	0	0	1	0	2
Total	43	31	31	12	5	3	23	148

As of December 31, 2010, we employed 151 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	16	31	19	11	4	2	14	97
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	2	9
Japan	13	0	13	0	1	0	3	30
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	0	0	0	1	0	2
Total	41	31	36	11	5	3	24	151

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 2, 2013, the total number of shares issued was 19,171,198 with 381,528 shares held as treasury stocks, thus bringing the total number of shares outstanding to 18,789,670.

As of April 2, 2013, the Board of Directors and the Senior Executive Officers of the Company held a total of 51,123 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 2, 2013, Senior Executive Officers held an aggregate of 465,338 options to purchase or to subscribe ordinary shares, with a weighted average exercise price of €2.65 per share. Of these options,  30,000 expire on February 24, 2014, 155,338 expire on October 29, 2017,  50,000 expire on June 25, 2020 and 230,000 expire on January 18, 2023.

Options to Purchase or Subscribe for Securities

As of April 2, 2013, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group.

On January 29, 2004, the shareholders authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

On May 22, 2007, the shareholders authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares at a fixed price to be set by the Board of Directors. On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors.

On December 31, 2012, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Options

February 24, 2014	124,000
October 29, 2017	416,838
June 25, 2020	270,012

As of December 31, 2012, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2012		2011		2010
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	830,025	3.23	906,775	3.19	656,013	3.57
Granted	-	-	-	-	325,012	2.23
Exercised	-	-	-	-	(18,000)	2.15
Forfeited	(15,750)	3.17	(51,750)	3,03	(56,250)	2.45
Expired	(3,425)	2.02	(25,000)	2,08	-	-
Outstanding on December 31,	810,850	3.18	830,025	3,23	906,775	3.19
Exercisable on December 31,	675,844	3.38	621,516	3.50	486,446	3.52

Shares purchase options available for grant on December 31	83,428		72,003		16,003

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2012:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	416,838	4,8	3.99	416,838	3.99
2.60	124,000	1.2	2.60	124,000	2.60
2.38	174,100	7.5	2.38	87,050	2,38

1.88	95,912	7.5	1.88	47,956	1.88
1.88 to 3.99	810,850	5.2	3.18	675,844	3.38

On January 18, 2013, the Board of Directors granted 500,000 options to subscribe to 500,000 new shares to certain officers and employees of the Company, with an exercice price of 1.91 euro and expiring on January 17, 2023.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders (as of April 2, 2013)

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly.

To the best of our knowledge and on the basis of the notifications received or filed with the SEC, shareholders who are beneficial owners of more than 5% of our shares are as follows.

	# of shares held on Dec. 31, 2012	% of share capital on Dec. 31, 2012	# of shares held on Dec. 31, 2011	% of share capital on Dec. 31, 2011	# of shares held on Dec. 31, 2010	% of share capital on Dec. 31, 2010
PSM Vermogenswerwaltung GmbH	1,609,959	8.58	420,897	3.07	320,897	2.40
Bruce & Co. Inc	1,565,494	8.35	795,155	5.79	647,993	4.84
Mr. Jonathan Schwartz	817,137	4.36	928,644	6.77	462,366	3.45

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury stocks held by the Company, which have no voting rights.

As of April 2, 2013, 19,171,198 Shares were issued, including 18,789,670 outstanding and 381,528 treasury Shares. At March 22, 2013, there were 19,115,848ADSs, each representing one Share, all of which were held of record by 26 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You  under this contract were €61 thousand, €60 thousand and €59 thousand for 2012, 2011 and 2010 respectively. . As of December 31, 2012, payables to Dae You amounted to €44 thousand and as of December 31, 2011, our payables to them amounted to €39 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €371 thousand, €768 thousand and €315 thousand in 2012, 2011 and 2010 respectively. As of December 31, 2012, receivables (‘Net trade accounts and notes receivable’) amounted to €350 thousand. As of December 31, 2011, receivables from Dae You amounted to €95 thousand.

Interests of Experts and Counsel

N/A

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2012, total consolidated export net sales, which we define as sales made outside of France, were €21.9 million, which represented 84% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospital, clinics distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones.  The following information complies with new sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Security Exchange Act of 1934: in 2012 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, in 2012 we invoiced EUR 7,838.60 of medical equipment to the hospitals.. We intend to continue  to honor previous warranty commitments and will provide the necessary parts and disposables to allow patients to be treated with our devices

Legal Proceedings

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

No dividends were paid with respect to fiscal years 2006 through 2012, and we do not anticipate paying any dividends for the foreseeable future. In particular, under the terms of the New Debentures, we agreed not to pay cash dividends on any of our equity securities as long as any of the New Debentures remain outstanding. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors.  Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 2, 2013

a)  On January 16, 2013, Liberty Harbor Master Fund exercised its 408,691 January 2012 Warrants. On January 18, 2013, the Board of Directors convened, acted the receipt of EUR 53,129.83 corresponding to exercise of the Warrants and issued 408,691 new ADSs to Liberty Harbor Master Fund.

b) On January 31, 2013, we submitted our PMA application to the U.S. (FDA) for our Ablatherm-HIFU for treatment of low risk, localized prostate cancer. Our submission included data from the ENLIGHT U.S. Phase II/III clinical trial, as well as data from our extensive worldwide database of treatment information and follow-up data from patients who have undergone HIFU therapy for prostate cancer. On March 4, 2013, the U.S. FDA provided a positive administrative acceptance review notification for the PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review.

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

Trading Market

The following tables set forth, for the years 2008 through 2012, the reported high and low sales prices of the ADSs on NASDAQ.
	NASDAQ
	High	Low
	$
2012	2.85	1.43
2011	5.68	1.37
2010	6.97	1.89
2009	5.95	0.96
2008	5.12	1.05

The following tables set forth, for the years 2011 and 2012, and through March 22, 2013, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
	$
2013:
Through March 22, 2013	4.94	1.98
2012:
First Quarter	2.85	1.61
Second Quarter	2.29	1.60
Third Quarter	2.20	1.60
Fourth Quarter	2.35	1.43
2011:
First Quarter	5.68	3.22
Second Quarter	4.74	3.04
Third Quarter	4.35	1.50
Fourth Quarter	2.25	1.37

The following table sets forth, for the most recent six months (from September 2012 through March 22, 2013), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
	$
2012
September	1.88	1.63
October	1.99	1.65
November	1.87	1.64
December	2.35	1.43
2013:
January	3.05	1.98
February	4.64	2.72
March (through March 22, 2013)	4.94	3.85

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

Our corporate affairs are governed by our by-laws and by Book II of the French Commercial Code, as amended.

Our by-laws were last updated in February 2013 to act the recent increase in share capital related to the issuance of additional shares in February  2013.

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

Board of Directors

The Board of Directors is currently composed of five members, four of them were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2013, Mr. Marc Oczachowski was appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2017. See Item 6, ‘‘Directors, Senior Management and Employees’’. A director’s term ends at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

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

Repurchase of Shares (French Law)

Pursuant to French law, the Company may not acquire its own shares except (a) to reduce its share capital under certain circumstances with the approval of the shareholders at an extraordinary general meeting or (b) to provide shares for distribution to employees under a profit sharing or stock option.  However, the Company may not hold more than 10% of its shares then-issued. A subsidiary of the Company is prohibited by French law from holding shares of the Company and, in the event it becomes a shareholder of the Company, such shareholder must transfer all the shares of the Company that it holds.

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

The January 2012 Warrants were exercised in full on January 16, 2013 and consequently, no January 2012 Warrants are currently outstanding.  A copy of the form of the January 2012 Warrants was furnished to the SEC on our report on Form 6-K dated January 27, 2012. The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

We also entered into a registration rights agreement on January 25, 2012 (the “Registration Rights Agreement”) with the holders of the New Debentures and the January 2012 Warrants.  Pursuant to the Registration Rights Agreement, we  agreed to file a registration statement with the Securities and Exchange Commission within 30 days of closing the Exchange (the “Filing Deadline”) to register the ordinary shares issuable upon exercise of the January 2012 Warrants and payable as interest at the election of the holders on the New Debentures.  Such registration statement was declared effective by the SEC on May 16, 2012.  A copy of the form of the Registration Rights Agreement was furnished to the SEC on our report on Form 6-K dated January 27, 2012.  The foregoing description is qualified in its entirety by reference to the full text of the exhibit attached hereto.

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

Under current French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, vote securities of a French company. A non-resident of France must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership by a non-resident of France or a French corporation which is itself controlled by a foreign national, of 20% or more of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

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

French Taxation

The following summary of the French tax consequences of purchasing and disposing of Securities does not address the treatment of Securities that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2013.

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on Securities registered in the name of a nominee. Such holders should consult their own tax advisors about the consequences of owning and disposing of Securities.

French law provides for new rules relating to trusts, in particular a specific new tax and filing requirements as well as modifications to wealth, estate and gift taxes as they apply to trusts. Given the complex nature of these new rules and the fact that their application varies depending on the status of the trust, the grantor, the beneficiary and the assets held in the trust, the following summary does not address the tax treatment of Securities held in a trust. If Securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of Securities.

Taxation of Dividends on Securities - Withholding Tax

Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 30% French withholding tax (reduced to 21% since January 1, 2012 when non-residents are individuals resident from one of the countries of the European Economic Area and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if their head office was located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-20120912, n°130).

From January 1, 2012, dividends paid by a French corporation transferred to non-cooperative States or territories (Etat ou territoire non coopératif), within the meaning of Article 238-0 A of the French General Tax Code (a “Non-Cooperative State”), will be subject to French withholding tax at a rate of 75% irrespective of the tax residence of the beneficiary of the dividends,  if the dividends are received in such States or territories (subject to certain exceptions and the more favorable provisions of an applicable double tax treaty, provided that the double tax treaty is found to apply and the relevant conditions are fulfilled).  The list of Non-Cooperative States is published by ministerial executive order, which is updated on a yearly basis. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax.  If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

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

-	the holders are established or domiciled in a Non-Cooperative State, in which case they will be subject to a 75% tax on your capital gain; or

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

Transfers of Securities issued by a listed French company such as EDAP will not be subject to French registration or stamp duty if such transfers are not evidenced by a written agreement (“acte”). However, if the transfer is evidenced by a written agreement executed either in France or outside France, the transfer of Securities will be subject to a registration duty of  0.1% assessed on the sale price.

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of shares or ADS are subject to a 0.2% French tax on financial transactions provided that EDAP’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French state. Pursuant to a ministerial regulation (arrêté) dated January 11, 2013, EDAP is not included in such list as a company whose market capitalization exceeds 1 billion euros as of December 1, 2012 and therefore, purchases of EDAP’s Securities are not subject to such tax.

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

A holder generally will be entitled to Treaty benefits in respect of Securities if he is concurrently:

•	the beneficial owner of Securities (and the dividends paid with respect thereto);

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

Holders should consult their own tax advisors regarding the U.S. tax consequences of the purchase, ownership and disposition of Securities in the light of their particular circumstances, including the effect of any state or local laws.

Dividends and Paying Agents

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 30% rate (reduced to 21% since January 1, 2012 when non-residents are individuals resident from one of the countries of the European Economic Area) or to 75% as from January, 1 2012 if paid in non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. Eligible U.S. holders providing evidence of the entitlement to  Treaty benefits with respect to the dividend (art.30) under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty and who receive dividends in non-cooperative States or territories, should not be subject to this 75% withholding tax rate.

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder as defined pursuant to the provisions of the Treaty and whose ownership of Securities is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15%, or to 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuing company; such U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any. For U.S. holders that are not individuals, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rate, contained in the “Limitation on Benefits” provision of the Treaty are complicated, and certain technical changes were made to these requirements the protocol of January 13, 2009.  U.S. holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

French withholding tax will be withheld at the 5% or 15% Treaty rate if a U.S. holder has established before the date of payment that the holder is a resident of the United States under the Treaty by following the simplified procedure described below.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Securities is currently  subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.”  Dividends paid on the Securities will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC.  The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year.  In addition, we do not anticipate it becoming a PFIC for the 2013 taxable year (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends, if any, paid by us in 2013 to a U.S. holder would constitute “qualified dividends”.

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

 For U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of Securities will be capital gain or loss, and will be long-term capital gain or loss if the Securities were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%. U.S. holders’ ability to offset capital losses against ordinary income is limited.

Additional Issues For U.S. Holders

Procedures for Claiming Treaty Benefits

Pursuant to French official administrative  guidelines (BOFIP BOI-INT-DG-20-20-20-20-20120912), U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

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

If Form 5000 is not filed prior to the dividend payment, a withholding tax will be levied at the 30% rate, and a holder would have to claim a refund for the excess under the normal procedure by filing both Form 5000 and Form 5001 no later than December 31 of the second calendar year following the year in which the dividend is paid.

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

Medicare Tax

Newly enacted legislation requires certain U.S. holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders  that are individuals, estates or trusts should consult their tax advisors regarding the effect of this legislation on their ownership and disposition of the Securities.

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

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2012, and also does not anticipate becoming a PFIC with respect to the year 2013. However, as discussed in Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company's control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company's assets), there can be no assurance that the Company will not become a PFIC in future years.

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

French Estate and Gift Tax

Under the estate and gift tax convention between the United States and France dated  November 24, 1978 (as amended by the protocol signed on  December 8, 2004), a transfer of Securities by gift or by reason of the death of a U.S. holder entitled to benefits under that convention generally will not be subject to French gift or inheritance tax, so long as the donor or transferor was not domiciled in France at the time of the transfer, and Securities were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

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

Information with Respect to Foreign Financial Assets

In addition, U.S. holders that are individuals (and, to the extent provided in future regulations, entities) are subject to reporting obligations with respect to the shares, securities, debt instruments and other obligations of a French corporation if the aggregate value of such assets and certain other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a U.S. holder fails to disclose its specified foreign financial assets.

U.S. holders should also consider their possible obligation to file a Form TD F 90-22.1—Foreign Bank and Financial Accounts Report as a result of holding the Securities. U.S. holders are urged to consult their tax advisors regarding these and any other reporting requirements that may apply with respect to their Securities.

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

Subsidiary Information

N/A

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2012, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2012, approximately 79% of our total costs of sales and operating expenses were denominated in euro. During the same period, approximately 48% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2012 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €99,000 for the year ended December 31, 2012, compared to a decrease of approximately €107,000 for the year ended December 31, 2011. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2012 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.497 million, €0.728 million and €0.675 million of our outstanding indebtedness at December 31, 2012, 2011 and 2010, respectively, were denominated in Japanese yen. Approximately €6.2 million, €7.3 million and €9.4 million of our outstanding indebtedness at December 31, 2012, 2011, and 2010, respectively, were denominated in U.S. dollars. See “Risk Factors— Risks relating to the outstanding warrants and New Debentures.” In addition, we had approximately €0.6 million, €3.1 million and €4.9 million of cash denominated in U.S. dollars at December 31, 2012, 2011 and 2010, respectively, and €0.9 million, €0.5 million and €0.7 million of cash denominated in Japanese yen at December 31, 2012, 2011 and 2010, respectively.

Item 12. Description of Securities Other than Equity Securities

American Depositary Shares

Fees Payable to ADS Holders

The Bank of New York Mellon, as the Company’s Depositary, currently collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. With respect to our New Debentures and the outstanding 2012 warrants, fees for delivery of ADS directly linked to a warrant exercise or the payment of quarterly interest shares are supported by the Company.

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

Fees Payable to the Company by the Depositary

From January 1, 2012 to March 22, 2013, the following amounts were paid by the Depositary to the Company: $90,000.00 and $ 12,216.60 respectively for administration of ADR program and for expenses linked to the assistance in printing, mailing and distributing assembly meetings materials and proxies.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2012. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

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

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2012, there were no waivers of its applicability. Our code of ethics has previously been filed with the SEC and we have made it available on our website at http://www.edap-tms.com. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on November 20, 2012. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.  Our external auditors PricewaterhouseCoopers Audit (“PWC”) billed the following services related to our 2012 financial year.

Nature of the Fees	2012(1) (in €)	2011(2) (in €)
Audit fees	120,000	189,720
Audit-related fees		680
Tax fees		1,850
All other fees	8,800
Total	128,800	192,250

(1) Including “Other fees” for 2012 paid to Ernst & Young Audit in relation with special reports issued for the 2011 annual general shareholders’ meeting held on June 25, 2012 and with correspondence with the SEC related to its review of the 2011 annual report on Form 20-F.
(2) For the fiscal year 2011, our external auditors were Ernst & Young Audit. See Item 16F “Change in Registrant’s Certifying Accountant”

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

All Other Fees

Other services mainly consisted for 2012 of amounts paid to Ernst & Young Audit in relation with special reports issued for the 2011 annual general shareholders’ meeting held on June 25, 2012 and with correspondence with the SEC related to its review of the 2011 annual report on Form 20-F.

All these services were unrelated to the audits of our financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees

   Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2012, there was no other purchase of equity securities of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

Item 16F.  Change in Registrant’s Certifying Accountant

Under French Law, auditors are appointed for a term of six years. Ernst & Young Audit’s mandate expired at the end of General Meeting of shareholders held on June 25, 2012 approving the financial statements for the fiscal year ended December 31, 2011. At such meeting, the shareholders, acting on the Board of Directors’ proposal, voted not to renew the mandate of Ernst & Young Audit as our Registered Public Accounting Firm.

There were no (1) disagreements (as such term is defined in Item 16F(a)(1)(iv) of the Form 20-F) between the Company and Ernst & Young Audit on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young Audit, would have caused Ernst & Young Audit to make reference to the subject matter of disagreement in connection with their report or (2) reportable events as such term is defined in Item 16F(a)(1)(v) of the Form 20-F. As part of the standard renewal process and in order to optimize audit and audit-related expenses, the Company’s Management and the Board of Directors consulted Ernst & Young Audit and other audit firms and finally opted for PricewaterhouseCoopers Audit.

The Company has provided the foregoing disclosures to Ernst & Young Audit and requested that it furnish to the Company a letter addressed to the SEC stating whether or not it agrees with the statements made by the Company in response to this Item 16F. A copy of such letter, dated April 2, 2013, is attached hereto as Exhibit 15.2 to this annual report.

At the June 25, 2012 General Meeting of shareholders, PricewaterhouseCoopers Audit was appointed for a period of six fiscal years to be terminated at the end of  the General Meeting to be called in 2018 in order to approve the financial statements of the Company for the fiscal year ending December 31, 2017.

Item 16G.  Corporate Governance Requirements

Exemptions from Certain NASDAQ Corporate Governance Rules

EDAP is incorporated under the laws of France, with securities listed on regulated public markets in the United States (NASDAQ). As a foreign private issuer listed on the NASDAQ, we are subject to the NASDAQ rules which provide for exemptions from the NASDAQ corporate governance requirements for a foreign private issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We are thus exempt from compliance with  certain corporate governance standard that are contrary to the French corporate law. These exemptions, and the practices followed by the Company, are described below.

We are exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 25% (in the case of an extraordinary general meeting) of the shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 20% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting. We petitioned for this exemption because there are doubts as to whether it would be legally permissible for a French company to adopt in its by-laws quorum requirements that would be more stringent than those prescribed by French corporate law, and this would in any event be contrary to generally accepted business practice in France.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of February 27, 2013.
4.1
French version of Commercial Lease dated November 1, 2011 and Amendment No. 1 dated March 27, 2012, between Maison Antoine Baud and EDAP TMS France (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed on April 26, 2012). (1)

4.2
English language summary of Commercial Lease dated November 1, 2011 and Amendment No. 1 dated March 27, 2012, between Maison Antoine Baud and EDAP TMS France (incorporated herein by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed on April 26, 2012). (1)

4.3
Form of Amended and Restated Depositary Agreement between Edap TMS SA and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843). (1)

4.4	Form of 9% Debenture due June 30, 2014 (incorporated herein by reference to Form 6-K dated January 27, 2012). (1)
4.5	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Form 6-K dated January 27, 2012). (1)
4.6	Form of Registration Rights Agreement dated as of January 19, 2012 (incorporated herein by reference to Form 6-K dated January 27, 2012). (1)
4.7	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated March 28, 2012). (1)
4.8
Form of Securities Purchase Agreement dated March 22, 2012 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated March 28, 2012). (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of April 2, 2013.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers Audit.
15.2	Consent of Ernst & Young Audit.
15.3	Letter from Ernst & Young Audit to the SEC regarding Item 16F.
101	Interactive Data File

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 2, 2013
/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 2, 2013
/s/ Eric Soyer
Eric Soyer
Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,
EDAP TMS S.A.
Vaulx-en-Velin

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of EDAP TMS S.A. and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Lyon, France, April 2, 2013

PricewaterhouseCoopers Audit

Represented by
/s/ Nicolas Brunetaud
Nicolas Brunetaud

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

ERNST & YOUNG Audit
___________________________

Represented by
/s/ Nicolas Sabran
Nicolas Sabran

April 26, 2012
Lyon, France

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2012 and 2011
(in thousands of euros unless otherwise noted)

ASSETS	Notes	2012	2011
Current assets
Cash and cash equivalents	2	7,041	4,900
Current portion of net trade accounts and notes receivable	3	11,148	13,273
Other receivables	4	842	720
Inventories	5	4,263	3,920
Deferred tax assets	20-3	32	26
Other assets, current portion	6	367	621
Short-term investment	2	1,036	1,572
Total current assets		24,729	25,032
Property and equipment, net	7	2,035	2,534
Intangible assets, net	8	71	68
Goodwill	8	2,412	2,412
Deposits and other non-current assets		396	484
Net Trade accounts and notes receivable, non current	3	801	1,708
Total assets		30,444	32,238
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	6,336	6,295
Deferred revenues, current portion	10	885	418
Social security and other payroll withholdings taxes		729	767
Employee absences compensation		473	444
Income taxes payable		12	31
Other accrued liabilities	11	1,928	1,988
Short-term borrowings	13	2,095	1,700
Current portion of capital lease obligations	12	459	557
Current portion of long-term debt	14-1	207	238
Convertible debentures carried at fair value	14-2	-	7,085
Financial instruments carried at fair value	14-3	-	195
Total current liabilities		13,124	19,717
Deferred revenues, non current	10	79	258
Capital lease obligations, non current	12	494	695
Non Convertible debentures	14-2	4,416	-
Financial instruments carried at fair value	14-3	1,754	-
Long-term debt, non current	14-1	415	720
Other long-term liabilities	15	1,999	2,135
Total liabilities		22,282	23,525
Shareholders’ equity
Common stock, €0.13 par value; 18,753,757 shares issued and 18,372,229 shares outstanding; 13,726,532 shares issued and 13,345,004 shares outstanding;
at December 31, 2012 and 2011, respectively		2,438	1,784
Additional paid-in capital		45,791	39,784
Retained earnings		(35,569)	(28,093)
Cumulative other comprehensive loss		(3,327)	(3,590)
Treasury stock, at cost; 381,528 at December 31, 2012 and 2011, respectively	16	(1,172)	(1,172)
Total shareholders’ equity	16	8,161	8,714
Total liabilities and shareholders’ equity		30,444	32,238

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2012, 2011 and 2010
(in thousands of euros unless otherwise noted)

	Notes	2012	2011	2010
Sales of goods		17,009	12,399	13,135
Sales of RPPs & leases		3,988	4,508	4,689
Sales of spare parts and services		5,021	5,365	5,378
Total sales		26,018	22,272	23,202
Other revenues	17	47	20	506
Total revenues		26,065	22,292	23,708

Cost of goods		(9,735)	(7,365)	(7,656)
Cost of RPPs & leases		(2,329)	(2,240)	(2,641)
Cost of spare parts and services		(3,568)	(3,830)	(3,956)
Total cost of sales		(15,632)	(13,435)	(14,253)

Gross profit		10,433	8,857	9,455

Research and development expenses	18	(2,659)	(2,436)	(3,268)
Selling and marketing expenses		(6,620)	(5,874)	(6,684)
General and administrative expenses		(3,185)	(3,044)	(3,320)

Loss from operations		(2,030)	(2,497)	(3,818)
Financial (expense) income, net	19	(4,594)	1,522	(8,844)
Foreign currency exchange gain (loss), net		(733)	482	884
Other income (expense), net		-	(50)	-
Income (loss) before taxes		(7,358)	(543)	(11,778)
Income tax (expense) benefit	20	(118)	(395)	(939)
Net income (loss)		(7,475)	(938)	(12,717)
Basic income (loss) per share	21	(0.43)	(0.07)	(0.98)
Diluted income (loss) per share	21	(0.43)	(0.07)	(0.98)
Basic Weighted average shares outstanding	21	17,556,395	13,345,004	13,008,401
Diluted Weighted average shares outstanding	21	17,556,395	13,345,004	13,008,401

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2012, 2011 and 2010
(in thousands of euros unless otherwise noted)

	2012	2011	2010
Net income (loss)	(7,475)	(938)	(12,717)
Other comprehensive loss:
Foreign currency translation adjustments	315	(274)	(93)
Provision for retirement indemnities	(52)	70	(162)
Comprehensive income (loss), net of tax	(7,213)	(1,143)	(12,972)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2012, 2011 and 2010
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total

Balance as of January 1, 2010	10,510,305	1,418	29,961	(14,436)	(3,131)	(1,233)	12,579
Net loss				(12,717)			(12,717)
Translation adjustment					(93)		(93)
Warrants and stock options granted	18,000		265			62	327
Capital increase	2,480,096	322	8,644				8,966
Provision for retirement indemnities					(162)		(162)
Balance as of December 31, 2010	13,008,401	1,740	38,870	(27,154)	(3,386)	(1,172)	8,900
Net loss				(938)			(938)
Translation adjustment					(274)		(274)
Warrants and stock options granted	336,603		199				199
Capital increase		44	714				758
Provision for retirement indemnities					70		70
Balance as of December 31, 2011	13,345,004	1,784	39,784	(28,093)	(3,590)	(1,172)	8,714
Net loss				(7,475)			(7,475)
Translation adjustment					315		315
Warrants and stock options granted			881				881
Capital increase	5,027,225	654	5,126				5,780
Provision for retirement indemnities					(52)		(52)
Balance as of December 31, 2012	18,372,229	2,438	45,791	(35,569)	(3,327)	(1,172)	8,161

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012, 2011 and 2010
(in thousands of euros unless otherwise noted).
	2012	2011	2010
Cash flows from operating activities
Net income (loss)	(7,475)	(938)	(12,717)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	931	1,413	1,233
Change in fair value	3,915	(2,435)	6,053
Other Non-cash compensation	243	370	489
Change in allowances for doubtful accounts & slow-moving inventories	153	457	186
Change in long-term provisions	(51)	431	(21)
Net capital loss on disposals of assets	290	355	78
Deferred tax expense (benefit)	(52)	293	180
Operating cash flow	(2,046)	(54)	(4,519)
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	2,507	(172)	146
Decrease (Increase) in inventories	(497)	(436)	(355)
Decrease (Increase) in other assets	75	259	940
(Decrease) Increase in trade accounts and notes payable	(91)	508	192
(Decrease) Increase in accrued expenses, other current liabilities	(110)	(842)	(223)
Net increase (decrease) in operating assets and liabilities	1,884	(683)	700
Net cash used in operating activities	(162)	(737)	(3,818)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(334)	(756)	(244)
Net proceeds from sale of leased back assets	299	304	283
Acquisitions of property and equipment	(272)	(103)	(352)
Acquisitions of intangible assets	(44)	(11)	(13)
Acquisitions of short term investments, net	-	0	(406)
Net proceeds from sale of short term investments, net	536	-	-
Net proceeds from sale of assets	0	0	39
Increase (decrease) in deposits and guarantees, net	50	(47)	8
Net cash generated by (used in) investing activities	234	(612)	(685)
Cash flow from financing activities:
Proceeds from capital increase	1,898	758	8,966
Proceeds from long term borrowings, net of financing costs	1,821	210	598
Repayment of long term borrowings	(2,176)	(299)	(7,424)
Repayment of obligations under capital leases	(595)	(701)	(843)
Increase (decrease) in bank overdrafts and short-term borrowings	395	(295)	(644)
Net cash generated by (used in) financing activities	1,342	(328)	652
Net effect of exchange rate changes on cash and cash equivalents	727	(789)	(369)
Net increase (decrease) in cash and cash equivalents	2,141	(2,469)	(4,221)
Cash and cash equivalents at beginning of year	4,900	7,369	11,590
Cash and cash equivalents at end of year	7,041	4,900	7,369

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

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and provides a minimum of one-year warranty upon installation. The Company accrues for the warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a straight line basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

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

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 5 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €469 thousand, €362 thousand and €555 thousand for the years ended December 31, 2012, 2011 and 2010 respectively.

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

As of January 1, 2007, the Company adopted FIN48 (now ASC 740) “Accounting for uncertainty in income tax”. Under ASC740, the measurement of a tax position that meets the more-likely-that-not recognition threshold must take into consideration the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances and information available at the reporting date.

1-15 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred.

The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash and is not contingent on future taxable income. As such, the Company considers the research tax credits as a grant, offsetting operating expenses.

The research tax credit amounted to €256 thousand, €411 thousand and €327 thousand for the years ended December 31 2012, 2011 and 2010 respectively.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.  Advertising costs amounted to €374 thousand, €652 thousand and €920 thousand for the years ended December 31, 2012, 2011 and 2010 respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2012, the Company had three stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2012(1)	2011(1)	2010
Weighted-average expected life (years)	—	—	6.25
Expected volatility rates	—	—	87%
Expected dividend yield	—	—	—
Risk-free interest rate	—	—	2.32%
Weighted-average exercise price (€)	—	—	2.23
Weighted-average fair value of options granted during the year (€)	—	—	1.45

(1) The Company did not make any grants during the years ended December 31, 2012 and 2011.

1-21 Convertible debentures and detachable warrants

Convertible Debentures

On October 29, 2007, the Company issued $20 million in aggregate principal amount of non-secured, convertible debentures due October 29, 2012 (the ‘2007 Convertible Debentures’) with detachable warrants (the ‘2007 Warrants’). See Note 14 of the 2011 Annual Report on Form 20-F for further discussion. At the inception date, the Company elected to measure the instrument and the embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the convertible debentures together with their embedded derivatives were recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants as defined below and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures.

On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of the then outstanding 2007 Convertible Debentures and 2007 Warrants.  Pursuant to the terms of the Exchange Agreement, certain holders agreed to exchange their outstanding securities for newly issued ordinary shares and an amount in cash (the ‘Option A Holders’), while all other holders (the ‘Option B Holders’) agreed to exchange their outstanding securities for new, non-convertible debentures due June 30, 2014 (the ‘2012 New Debentures’) and new warrants (the ‘2012 Exchange Offer Warrants’). The Company closed the Exchange on January 25, 2012. The 2012 New Debentures were recorded as a liability at their fair value at inception and subsequently valued on an amortized cost basis. The 2012 Exchange Offer Warrants were recorded as equity instruments and the Company used a Black-Scholes pricing model to determine their value at inception. See Note 14, 16 and 20 for further discussion.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Warrants:

The 2007 Warrants were issued to both the investors in the 2007 Convertible Debentures and to the bank that assisted the Company as the Placement Agent. See Note 14 of the 2011 Annual Report on Form 20-F for further discussion. The warrants issued to the investors in the Convertible Debentures (“The 2007 Investor Warrants”) and the Placement Agent (“The 2007 Placement Agent Warrants”) were evaluated at issuance under FASB ASC 480-10-25, and ASC 815-40-15 and ASC 815-40-25 (formerly EITF 07-5 and 00-19, respectively) as freestanding instruments, as they were both legally detachable and separately exercisable from any other instruments. Based on this analysis, the 2007 Warrants were classified as a derivative liability because the Company may have been required to pay a net-cash settlement upon the occurrence of certain events outside the control of the company. Specifically, Section 3(e) (Certain Adjustments-Fundamental Transaction) of the 2007 Warrants provided that under certain circumstances outside the control of the Company, the Company might be required, at the Holder’s election, to pay an amount of cash equal to the value of the warrant  as determined in accordance with the Black-Scholes option pricing model.  As a result, the 2007 Warrants did not qualify for the a scope exception from derivative accounting under ASC 815-10-15-74(a) as it was not always within the Company’s control to settle the contract in its own shares and therefore did not meet the guidance of ASC 815-40-25.
The valuation model of the 2007 Investor Warrants used a binomial valuation model at inception to capture the complexity of the instruments. For subsequent years, the Company used a Black-Scholes valuation model with changes in fair value recorded as a financial expense or income. At December 31, 2012, all the 2007 Placement Agent Warrants had been exchanged against ADRs.

The 2012 Exchange Offer Warrants were issued to Option B Holders as part of the January 19, 2012 Exchange Agreement, closed on January 25, 2012.The Company determined that the Warrants, which require settlement in shares, should be recognized as equity instruments See Note 16.6 for further discussion.
The Company used the Black-Scholes pricing model to value the 2012 Exchange Offer Warrants at inception.

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”) with warrants attached (the “March 2012 Investor Warrants”).  The Company also issued warrants to the placement agent, Rodman & Renshaw LLC (the “March 2012 Placement Agent Warrants” and together with the March 2012 Investor Warrants, the “March 2012 Warrants”).  Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the March 2012 Warrants could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price of the March 2012 Warrants is determined in U.S. dollars while the functional currency of the Company is the Euro. Therefore, the Company determined that the March 2012 Warrants should be accounted for as a liability.

The Company used the Black-Scholes pricing model to value the March 2012 Warrants at inception, with changes in fair value recorded as a financial expense or income.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-22 Leases and Sales and leaseback transactions

In accordance with ASC 840, Accounting for Leases, the Company classifies all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:
-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property’s estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

The Company enters into sale and leaseback transactions from time to time. In accordance with ASC 840, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

1-23 New accounting pronouncements

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"). ASU 2011-08 allows a company to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The provisions of ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The adoption of ASU 2011-08 did not impact the company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"). ASU 2011-05 requires, in part, that companies present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of ASU 2011-05 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 did not impact the company's consolidated financial statements.

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents  and  short term investments are comprised of the following:
	December 31,
	2012	2011
Total cash and cash equivalents	7,041	4,900
Short term investments	1,036	1,572
Total cash and cash equivalents, and short term investments	8,077	6,472

Short term investments are comprised of money market funds. The aggregate fair value of the short term investments is consistent with their book value. In 2012 and 2011, short term investments comprise €1.0 million pledged in favour of the bank as a collateral to a €1.0 million short term loan. See Note 13.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:
	December 31,
	2012	2011
Trade accounts receivable	12,938	15,570
Notes receivable	613	684
Less: allowance for doubtful accounts	(1,602)	(1,272)
Total	11,949	14,981
Less current portion	(11,148)	(13,273)
Total long-term portion	801	1,708

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to €516 thousand, €191 thousand and €200 thousand, for the years ended December 31, 2012, 2011, and 2010.

Long term portion consists mainly of capital leases of medical devices. Future minimum lease payments to be received over the five coming years are as follows:

December 31, 2012

2013	841
2014	401
2015	169
2016	60
2017	5
Total minimum lease payments	1,477

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2012	2011
Value-added taxes receivable	427	220
Research and development tax credit receivable from the French State	256	426
Research and development subsidies receivable from the French State	90	-
Personnel advances	35	37
Others	34	37
Total	842	720

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

5—INVENTORIES

Inventories consist of the following:
	December 31,
	2012	2011
Components, spare parts	4,032	3,657
Work-in-progress	566	573
Finished goods	600	856
Total gross inventories	5,198	5,086
Less: provision for slow-moving inventory	(934)	(1,167)
Total	4,263	3,920

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to an income of €186 thousand for the year ended December 31, 2012 and an expense of  €428 thousand and €184 thousand for the years ended December 31, 2011 and 2010, respectively.

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2012	2011
Deferred financing costs , current portion	-	31
Other prepaid expenses, current portion	367	590
Total	367	621

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2012	2011
Equipment	8,097	8,286
Furniture, fixture, and fittings and other	2,921	2,785
Total gross value	11,018	11,071
Less: accumulated depreciation and amortization	(8,984)	(8,536)
Total	2,035	2,534

Depreciation and amortization expense related to property and equipment amounted to €802 thousand, to €870 thousand and €950 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

Capitalized costs on equipment held under capital leases of €3,639 thousand and €3,426 thousand and are included in property and equipment at December 31, 2012 and 2011, respectively. Accumulated amortization of these assets leased to third parties was €2,646 thousand and €2,454 thousand, at December 31, 2012 and 2011, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €331 thousand, €333 thousand and €333 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted ASC 350, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. ASC 350 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2012.

The Company completed the required annual impairment test in the fourth quarter of 2012. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 15% for HIFU, 10% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

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

Intangible assets consist of the following:

	December 31,
	2012	2011
Licenses	453	412
Trade name and trademark	658	723
Patents	412	412
Organization costs	363	363
Total gross value	1,886	1,910
Less: accumulated amortization	(1,814)	(1,843)
Total	71	68

 Amortization expenses related to intangible assets amounted to €36 thousand, €14 thousand and €36 thousand, for the years ended December 31, 2012, 2011 and 2010, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €30 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2012	2011
Trade accounts payable	5,820	5,725
Notes payable	516	570
Total	6,336	6,295

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2012	2011
Deferred revenues on maintenance contracts	600	329
Deferred revenue on RPP	50	24
Deferred revenue on sale of devices	304	284
Deferral of the gain on sale-lease-back transactions	9	39
Total	964	676
Less long term portion	(79)	(258)
Current portion	885	418

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2012	2011
Current portion of provision for warranty costs	666	651
Value added tax payable	326	342
Accruals for social expenses	386	278
Conditional government subsidies	341	519
Retirement indemnities	39	94
Accrued interests	139	183
Others	373	262
Total	2,270	2,329
Less non current portion of Conditional government subsidies	(341)	(341)
Current portion	1,928	1,988

Conditional government subsidies are granted by French government to finance R&D project developments and are subject to reimbursement conditional to development milestones.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Changes in the provision for warranty costs are as follows:

	December 31,
	2012	2011
Beginning of year	1,287	1,402
Amount used during the year	(694)	(477)
New warranty expenses	469	362
End of year	1,062	1,287
Less current portion	(666)	(651)
Long term portion	396	636

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2012, this equipment consists of medical devices for an amount of €778 thousand and vehicles for an amount of   €175 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2012 are as follows:
December 31, 2012

2013	495
2014	212
2015	177
2016	99
2017	39
Thereafter	4
Total minimum lease payments	1,026
Less: amount representing interest	(72)
Present value of minimum lease payments	953
Less: current portion	(459)
Long-term portion	494

Interest paid under capital lease obligations was €53 thousand, €81 thousand, and €115 thousand for the years ended December 31, 2012, 2011, and 2010, respectively.

12-2 Operating leases

As of December 31, 2012, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract signed on November 2011 has a lease term of nine years expiring at the option of the lessee at the end of a first fixed six-year period, then a three-year period, through 2019 (i.e. in 2017 and 2019).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	France	Japan

2013	297	124
2014	297	-
2015	297	-
2016	297	-
2017	272	-
Total	1,460	124

Total rent expenses under operating leases amounted to €772 thousand, €751 thousand and €790 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

13—SHORT-TERM BORROWINGS

As of December 31, 2012, short-term borrowings consist mainly of €1,093 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	October 19, 2013	Euribor + 0,5%

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

14—LONG TERM DEBT, DEBENTURES AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

14-1 Long-term debt:
	December 31,
	2012	2011
Japanese yen term loan	497	728
Italy term loan	114	215
Malaysia term loan	11	15
Total long term debt	622	958
Less current portion	(207)	(238)
Total long-term portion	415	720

As of December 31, 2012, long-term debt in Japan consists of 3 loans in Yen with the following conditions:

	Initial Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	10,000,000	March 31, 2015	0.10%
	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	0.10%

The 10,000,000 JPY loan initially maturing on July 17, 2014 was repaid earlier in 2012.

As of December 31, 2011, long-term debt in Japan consists of 4 loans in Yen with the following conditions:

	Initial Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	10,000,000	July 17, 2014	2.00%
	10,000,000	March 31, 2015	0.10%
	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	0.10%

As of December 31, 2012, long-term debt in Italy consists of a loan in euro of an initial amount of €404 thousand with an interest rate at Euribor + 1.9% due to mature on February 28, 2014.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

14-2 Debentures:

	December 31,
	2012	2011
Convertible debentures		7,085
Non Convertible debentures	4,416

Total	4,416	7,085
Less current portion	-	(7,085)
Total long-term portion	4,416	-

As of December 31, 2012, Debentures  consist of the $8.0 million of principal amount of the 9% non convertible New Debentures resulting from the January 2012 Exchange Agreement. New Debentures are evaluated at amortized cost, using an effective interest rate of 35%.

On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of the then outstanding 2007 Convertible Debentures and 2007 Investor Warrants. Pursuant to the terms of the Exchange Agreement:
   certain holders of an aggregate principal amount of $500,000 of Existing Debentures and Existing Warrants to purchase up to 42,000 ordinary shares agreed to exchange their outstanding securities for 22,186 newly issued ordinary shares, in the form of ADRs, and $500,000 in cash; and
    certain holders of an aggregate principal amount of $10 million of Convertible Debentures and warrants to purchase up to 840,000 ordinary shares agreed to exchange their outstanding securities for an aggregate principal amount of $10 million of 9% non-convertible Senior New Debentures due June 30, 2014  and  January 2012 warrants to purchase up to 408,691 newly issued ordinary shares at an exercise price equal to the par value per share (the “January 2012 Warrants”), and 1,926,685 newly issued ordinary shares, in the form of restricted ADRs (collectively, the “Exchange”).
Under the Exchange Agreement, the Company undertakes that in the event the Company raises capital then the Company shall be required to apply 40% of the net proceeds to redeem the New Debentures in whole or in part. The Exchange Agreement provides also for certain cases of early redemption at the election of the Holders of the New Debentures such as a change of control transaction or other types of fundamental transactions.

Under the Exchange Agreement, the Company also commits to certain covenants including not to pay cash dividends or distribution on any equity securities of the Company as long as any of the New Debentures remain outstanding.

On January 25, 2012, the Company closed the Exchange and all of the 2007 Convertible Debentures and the 2007 Investor Warrants were exchanged for the 2012 New Debentures of principal amount of $10 million, 1,948,871 newly issued ordinary shares, in the form of ADRs, the 2012 Exchange Offer Warrants and $500,000 in cash.
On May 9, 2012, the Company used $2.0 million of the net proceeds from the March 2012 Placement to partially reimburse the 2012 New Debentures, thus reducing their outstanding principal amount to $8.0 million.

The Company considered guidance contained in ASC 405-20 – Extinguishments of Liabilities, ASC 470-50 – Debt Modifications and Extinguishment and ASC 470-60 – Troubled Debt Restructuring, for the general concepts on debt modifications and restructurings. As a result, the Company determined that the Debt Extinguishment model should apply to account for the Exchange.

See below: Summary of the variations in the fair-value of the Debentures and financial instruments.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

14-3 Financial instruments carried at fair value:

	December 31,
	2012	2011
Investor Warrants	1,571	195
Placement Agent Warrants	183	-

Total	1,754	195
Less current portion	-	(195)
Total long-term portion	1,754	-

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued 2,812,500 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”), at a price of $2.00 per share, with warrants attached (the “March 2012 Investor Warrants”).  The March 2012 Investor Warrants allow investors to purchase up to 1,406,250 shares in the form of ADSs at an exercise price of $2.75. The March 2012 Investor Warrants are exercisable immediately and expire on March 28, 2017. The Company also issued warrants to purchase up to 168,750 shares in the form of ADSs to the placement agent, Rodman & Renshaw LLC, with an exercise price of $2.50 (the “March 2012 Placement Agent Warrants” and together with the Investor Warrants, the “March 2012 Warrants”).  The March 2012 Placement Agent Warrants are exercisable from September 24, 2012 and expire on October 21, 2016.  Total gross proceeds for the placement amounted to $5.625 million.

The Company determined that the March 2012 Warrants to purchase up to 1,575,000 new ordinary shares of the Company (1,406,250 shares underlying the March 2012 Investor Warrants and 168,750 shares underlying the March 2012 Placement Agent Warrants) should be accounted for as a liability.

See below: Summary of the variations in the fair-value of the Debentures and financial instruments.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of  2007 Investor Warrants:

The valuation model of the Investor Warrants uses a Black –Scholes model.

As of December 31, 2011, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $1.69
-	Strike price of warrants: $6.87
-	Risk free interest rate at 6 years: 0.23%
-	Share price volatility: 121%
-	Liquidity discount factor: 42.66%

As of December 31, 2012, all the 2007 investor warrants have been cancelled pursuant to the January 2012 Exchange Agreement.

On that basis, the unit fair value of the Investor Warrants was $0.29 per warrant as of December 31, 2011. The total fair value for the remaining 882,000 issued Investor warrants was $0.253 million at December 31, 2011.

Fair Value of the 2007 Convertible Debentures:

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
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

On that basis, the fair value of the conversion option was $5.780 million ($7.909 million before liquidity discount) at inception date and $168 thousand ($294 thousand before liquidity discount) as of December 31, 2011.

On January 25,, 2012, all Convertible Debentures have been exchanged for non-convertible 2012 New Debentures in the January 2012 Exchange Agreement. See Notes 14-2 and 14-3 and Note 19.

Fair Value of  the March 2012 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $1.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 1.05%
-	Share price volatility: 120%

As of December 31, 2012, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.04
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.59%
-	Share price volatility: 113%

On that basis, the unit fair value of the Investor Warrants was $1.55 per warrant at inception date, and $1.47 per warrant as of December 31, 2012. The total fair value for the 1,406,250 issued Investor warrants was $2.173 million at inception date and $2.073 million as of December 31, 2012.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of  the March 2012 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $1.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.92%
-	Share price volatility: 120%

As of December 31, 2012, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.04
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.50%
-	Share price volatility: 113%

On that basis, the unit fair value of the Placement Agent Warrants was $1.52 per warrant at inception date, and $1.43 per warrant as of December 31, 2012. The total fair value for the 168,750 issued Placement Agent warrants was $0.256 million at inception date and  $0.242 million as of December 31, 2012.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Summary of the variations in the fair-value of the Debentures and financial instruments:

All amounts in thousand Euros unless otherwise stated	As of Dec. 31, 2012	Impact of the January 2012 Exchange Agreement			Impact of the March 2012 Placement		Fair-value adjustments & amortised costs		USD/EUR Exch. impact	As of Dec. 31, 2011
		Cash	Exchange	Debt Issuance Costs	Reimburs. of non-Convertible Debentures	Equity Classif. of Warrants	FV adjust ments	Amort. costs
Outstanding nominal amount in thousand US Dollar	8,000	(500)			(2,000)					10,500
Convertible Debentures carried at fair value	-	(385)	(6,948)				282		(34)	7,085
Non Convertible Debentures	4,416		4,883	(171)	(1,526)			1,292	(62)
TOTAL Debentures	4,416	(385)	(2,065)	(171)	(1,526)		282	1,292	(96)	7,085
Investor Warrants 2007			(373)				178			195
Investor Warrants 2012	1,571					1,629	(75)		17	-
Placement Agent Warrants	183					192	(11)		2	-
Total Financial instruments carried at fair value	1,754		(373)			1,821	92		19	195
TOTAL	6,170	(385)	(2,437)	(171)	(1,526)	1,821	374	1,292	(78)	7,280

The January 2012 Exchange Offer resulted in a loss of €2,250 thousand as detailed below.

Extinguishment of Convertible Debentures and cancellation of 2007 Warrants and issuance of New Debentures – See Notes 14-2 & 14-3	2,437
Issuance of new shares and warrants – See Statements of Shareholders Equity (See Note 16-7)	(4,687)
Financial loss from the 2012 January Exchange Agreement	(2,250)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

 Long-term debt, Debentures and Financial instruments carried at fair value at December 31, 2012 mature as follows:

2013	207
2014	4,527
2015	91
2016	266
2017	1,653
2018	47
Total	6,792

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2012	2011
Provision for retirement indemnities (Japan & France)	1,016	939
Provision for employee termination indemnities (Italy)	246	219
Provision for warranty costs, less current portion	396	636
Conditional government subsidies, less current portion	341	341
Total	1,999	2,135

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2012 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. The largest part of this liability relates to employees in France. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management best estimate based on the following assumptions as of year-end:
	Pension Benefits – France
	2012	2011	2010

Discount rate	3.20%	4.70%	4.60%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	24	25	25

	Pension Benefits – Japan
	2012	2011	2010

Discount rate	1.60%	1.00%	1.00%
Salary increase	1.50%	1.50%	2.30%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

In 2012, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non current liabilities	517	498
Current liabilities	-	39
Accumulated other comprehensive income	(68)	(157)
Total	449	380

In 2011, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non current liabilities	386	552
Current liabilities	-	94
Accumulated other comprehensive income	25	(199)
Total	411	447

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2012:

France	2012	2011	2010
Change in benefit obligations
Benefit obligations at beginning of year	386	371	262
Service cost	29	31	21
Interest cost	18	17	13
Plan amendments			31
Actuarial (gain) / loss	93	(33)	43
Benefits paid	(8)	-	-
Benefit obligations at end of year (1)	517	386	371

Unrecognized actuarial (gain) loss	38	(56)	(23)
Unrecognized prior service cost	30	31	31
Accrued pension cost	449	411	363

(1) The accumulated benefit obligation was €353 thousand and €264 thousand at December 31, 2012 and 2011 respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Japan	2012	2011	2010
Change in benefit obligations
Benefit obligations at beginning of year	646	562	435
Service cost	61	68	50
Interest cost	6	6	6
Plan amendments	-	-	-
Termination benefits	-	-	-
Actuarial (gain) / loss	(6)	37	68
Benefits paid	(93)	-	(95)
Exchange rate impact	(76)	47	98
Benefit obligations at end of year(1)	538	646	562

Unrecognized actuarial (gain) loss	157	199	236
Unrecognized prior service cost	-	-	-
Accrued pension cost	380	447	326

(1) The accumulated benefit obligation was €474 thousand and €570 thousand at December 31, 2012 and 2011 respectively.

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2012, EDAP TMS S.A.’s common stock consisted of 18,753,757 issued shares, fully paid, and with a par value of €0.13 each. 18,372,229 of the shares were outstanding.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of €22,844 thousand.  Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2012, the 381,528 shares of treasury stock consisted of (i) 190,238 shares acquired between August and December 1998 for €649 thousand, and (ii) 191,290 shares acquired in June and July 2001 for €523 thousand. All 381,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2012, EDAP TMS S.A. sponsored three stock purchase and subscription option plans:

On January 29, 2004, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Under this plan, 124,000 options are still in force on December 31, 2012.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares. at a fixed price to be set by the Board of Directors.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months, between October 2007 and October 2011. The impact on 2010 operating income, in accordance with ASC 718 was €167 thousand. The impact on 2011 operating income was €53 thousand and there was no more impact on 2012 operating income. Under this plan, 416,838 options are still in force on December 31, 2012.

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 25, 2010 the total fair value of the options granted under this plan was €143 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2010 Operating Income was €39 thousand. The impact on 2011 operating income was €56 thousand. The impact on 2012 operating income was €30 thousand. Under this plan, 95,912 options are still in force on December 31, 2012.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier.  At June 24, 2010 the total fair value of the options granted under this plan was €328 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2010 Operating Income was €82 thousand. The impact on 2011 operating income was €90 thousand. The impact on 2012 operating income was €47 thousand. Under this plan, 174,100 options are still in force on December 31, 2012.

As of December 31, 2012, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:
	2012		2011		2010
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	830,025	3.23	906,775	3.19	656,013	3.57
Granted	-	-	-	-	325,012	2.23
Exercised	-	-	-	-	(18,000)	2.15
Forfeited	(15,750)	3.17	(51,750)	3.03	(56,250)	2.45
Expired	(3,425)	2.02	(25,000)	2.08	-	-
Outstanding on December 31,	810,850	3.18	830,025	3.23	906,775	3.19
Exercisable on December 31,	675,844	3.38	621,516	3.50	486,446	3.52

Share purchase options available for grant on December 31	83,428		72,003		16,003

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. On January 18, 2013, the Board of  Directors granted 500,000 options to certain categories of employees.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2012:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.99	416,838	4,8	3.99	416,838	3.99
2.60	124,000	1.2	2.60	124,000	2.60
2.38	174,100	7.5	2.38	87,050	2,38

1.88	95,912	7.5	1.88	47,956	1.88
1.88 to 3.99	810,850	5.2	3.18	675,844	3.38

A summary of the status of the non-vested shares as of December 31, 2012, and changes during the year ended December, 2012, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2012	208,509	1.45
Granted	0	0
Vested	(67,503)	1.45
Forfeited	(6,000)	1.43
Non-vested at December 31, 2012	135,006	1.45

16-6 Warrants

On January 25, 2012, pursuant to the Exchange Agreement, we issued warrants (the “2012 Exchange Offer Warrants”)  to purchase 408,691 newly issued ordinary shares, to certain holders of the New Debentures, at an exercise price equal to the par value per share. The 2012 Exchange Offer Warrants are exercisable immediately and will expire on January 24, 2022. The fair value of the 2012 Exchange Offer Warrants at inception amounts to 805 K€.

At inception, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.59
-	Strike price of warrants: €0.13
-	Risk free interest rate at 10 years: 2.08%
-	Share price volatility: 120%

On that basis, the unit fair value of the 2012 Exchange Offer Warrants was $2.56 per warrant at inception date. The total fair value for the 408,691 issued 2012 Exchange Offer Warrants was $1.047 million at inception date.

On January 16, 2013, the holders exercised in full the 408,691 2012 Exchange Offer Warrants.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16- 7 Changes in warrants, stock options and capital increase

Warrants and stock options granted and Capital increase in 2012 comprised the following:

	Change in shareholders’ equity resulting from the January 2012 Exchange Agreement	Other change in shareholders equity	Total
Warrants and stock options granted	805	76	881
Capital increase	3,882	1,898	5,780
Total Capital Increase	4,687	1,974	6,661

17—OTHER REVENUES

Other revenues consist of the following:

	2012	2011	2010
Grants and others	47	20	506
Total	47	20	506

In 2012 and 2011, other revenues mainly consist of sales of a license.

In 2010, other revenues consist mainly of €500 thousand of French Government grant as part of a small businesses aid program.

18—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2012	2011	2010
Gross research and development expenses	(3,654)	(2,851)	(3,958)
Research Tax Credit	256	411	327
Grants	739	4	363
Net Research and development expenses	(2,659)	(2,436)	(3,268)

In 2012, grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of prostate cancer.

In 2010, grants mainly consisted of national grants for the development of the HIFU technology.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

19—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:
	2012	2011	2010
Interest income	126	185	265
Interest expense	(2,065)	(875)	(2,136)
Depreciation of prepaid expenses on debt grant	(31)	(224)	(920)
Changes in fair value of the 2007 Convertible Debentures	(282)	1,301	(3,434)
Changes in fair value of the warrants	(92)	1,133	(2,618)
Impact from the January 2012 Exchange Agreement	(2,250)
Total	(4,594)	1,522	(8,844)

In 2012, interest expense on the 2012 Non-convertible Debenture amounted to €1,895 thousand, of which €597 thousand expense for the payment of the 9% interest coupon.

Interest expense in 2011 comprised a €687 thousand expense for the payment of the 9% interest coupon on the Convertible Debentures and accelerated conversion.

Interest expense in 2010 comprised a €1,058 thousand expense for the payment of the 9% interest coupon on the Convertible Debentures and accelerated conversion.

The 2007 Convertible Debenture was recorded at fair value. As a result of the January 2012 Exchange Offer, the 2007 Convertible Debt was remeasured, which resulted in a loss of €2,250 thousand, as detailed in Notes 14-2 and 14-3.

20—INCOME TAXES

20-1 Loss before income taxes

Loss before income taxes is comprised of the following:
	2012	2011	2010
France	(5,392)	1,192	(8,972)
EDAP Inc, U.S.A.	(1,739)	(1,146)	(2,143)
Other countries	(227)	(589)	(663)
Total	(7,358)	(543)	(11,778)

20-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:
	2012	2011	2010
Current income tax expense:
France	(102)	(95)	(818)
Other countries	(22)	(45)	(49)
Sub-total current income tax expense	(124)	(140)	(866)
Deferred income tax (expense) benefit:
France	(2)	(0)	(13)
Other countries	8	(255)	(60)
Sub-total deferred income tax (expense) benefit	6	(255)	(73)
Total	(118)	(395)	(939)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

20-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2012	2011
Net operating loss carryforwards	19,563	17,426
Elimination of intercompany profit in inventory	119	223
Elimination of intercompany profit in fixed assets	122	193
Other items	689	808
Total deferred tax assets	20,493	18,650
Capital leases treated as operating leases for tax	(76)	(140)
Other items	(11)	(10)
Total deferred tax liabilities	(87)	(150)
Net deferred tax assets	20,406	18,500
Valuation allowance for deferred tax assets	(20,375)	(18,474)
Deferred tax assets (liabilities), net of allowance	32	26

Net operating loss carryforwards of €11,112 thousand, €1,600 thousand, €1,811 thousand, €397 thousand, €510 thousand and €42,488 thousand as of December 31, 2012 are available at EDAP Technomed Inc., EDAP-TMS France S.A.S., Edap Technomed Co Ltd Japan, Edap Technomed Sdn Bhd Malaysia, EDAP TMS GmbH and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €19,563 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2012, €14,947 thousand out of these €19,563 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2014 through 2032. In accordance with ASC 740, a valuation allowance is recorded as realization of those amounts is not considered probable.

20-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:
	2012	2011	2010
French statutory rate	33.3%	34.4%	33.8%
Income of foreign subsidiaries taxed at different tax rates	0.4%	12.6%	0.6%
Effect of net operating loss carry-forwards and valuation allowances	(37.6%)	(287.3%)	(28.3%)
Non taxable debt fair value variation	(1.1%)	154.1%	(17.4%)
Non deductible entertainment expenses	1.9%	9.5%	0.4%
Other	1.5%	4%	2.9%
Effective tax rate	(1.6%)	(72.7%)	(8.0%)

20-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2012 there is no uncertainty in the Company’s tax positions.

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

In March 2011, the Company engaged in a contentious procedure against the French Tax Authorities to contest this position and ask for the recuperation of the paid amounts. As of December 31, 2012, this procedure was still ongoing.

 As a result, the effect on the retained earnings is the following:
	Unrecognized tax benefits
	2012	2011	2010
Balance as of January 1st,	-	-	(50)
Impact of tax positions taken during a prior period	-	-	-
Impact of tax positions taken during the current period	-	-	-
Impact of settlements with taxing authorities	-	-	50
Impact of a lapse of the applicable statute of limitations	-	-	-
Balance as of December 31st,	-	-	-

As the state aid received in 1994 was an income tax credit, the payment of €773 thousand has been recognized as an income tax in 2010. The tax years that remain subject to examination by major tax jurisdictions are 2010, 2011 and 2012.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

21—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2012, 2011 and 2010 is as follows:

	For the year ended Dec. 31, 2012			For the year ended Dec. 31, 2011			For the year ended Dec. 31, 2010
	Loss in euro (Numerator)	Shares (Denomin- ator)	Per- Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per- Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per- Share Amount
Basic EPS
Income (loss) available to common Shareholders	(7,475,490)	17,556,395	(0.43)	(938,636)	13,345,004	(0.07)	(12,717,105)	13,008,401	(0.98)

Effect of dilutive securities:
Stock options only in the money		-			-			-

Diluted EPS
Income (Loss) available to common shareholders,including assumed Conversions	(7,475,490)	17,556,395	(0.43)	(938,636)	13,345,004	(0.07)	(12,717,105)	13,008,401	(0.98)

The effects of dilutive securities, representing a number of shares of 388,256, 8,981 and 85,834 for the years ended December 31, 2012, 2011 and 2010 respectively, were excluded from the calculation of earnings per share as a net loss was reported in these periods.

22—COMMITMENTS AND CONTINGENCIES

22-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12-2.

In connection with the issuance of New Debentures and January 2012 Warrants, the Company entered into a registration rights agreement (the “Registration Right Agreement”). Under the terms of the Registration Rights Agreement, subject to certain limited exceptions, if the Company fails to comply with certain provisions set forth in the Registration Rights Agreement, the Company will be required to pay the holders participating in the exchange, as liquidated damages, 1.0% of the aggregate balanced amount of October 2007 Convertible Debentures exchanged by each such holder in the Exchange Agreement for each 30-day period (or a pro rata portion thereof) during which such failure continues.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

22-2 Litigation

As of the date of these financial statements, the Company is not involved in any material legal proceedings.

22-3 Contingencies

The Company currently has contingencies relating to warranties provided to customers for products as described in Note 1-13 and Note 11.

23—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of ASC 825 ‘‘Disclosure about fair value of financial instruments.’’ The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates of fair values of the Company’s financial instruments are compared below to the recorded amounts at December 31, 2012 and 2011.
	December 31,		December 31,
	2012 Recorded Value	2012 Estimated Fair Value	2011 Recorded Value	2011 Estimated Fair Value
Assets:
Cash and cash equivalents	7,041	7,041	4,900	4,900
Trade accounts and notes receivable, net	11,949	11,949	14,981	14,981
Short term investments	1,036	1,036	1,572	1,572
Liabilities:
Short-term borrowings	2,095	2,095	1,700	1,700
Trade accounts payable	5,820	5,820	5,725	5,725
Notes payable	516	516	570	570
Debentures and other Long Term Debt	5,038	5,038	7,085	7,085
Investor Warrants	1,571	1,571	195	195
Placement Agent Warrants	183	183	-	-

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
The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.6 million and €1.3 million, for the years ended December 31, 2012, and 2011, respectively.

Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2012, 2011 and 2010, the Company did not generate significant revenue with a single customer.

25—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2012, there were no outstanding hedging instruments.

26—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the corporate activities of the holding Company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2012, 2011 and 2010 and the key balance sheet figures, by segment, for fiscal years 2012, 2011 and 2010.

The business in which the Company operates is the development and production of minimally invasive medical devices, primarily for the treatment of urological diseases. Substantially all revenues result from the sale of medical devices and their related license and royalty payments from third parties. The segments derive their revenues from this activity.

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2012	2011	2010
Segment operating loss	(2,030)	(2,497)	(3,818)
Financial income (expense), net	(4,594)	1,522	(8,844)
Foreign Currency exchange (losses) gains, net	(733)	482	884
Other income (expense), net	-	(50)	-
Income tax (expense) credit	(118)	(395)	(939)
Consolidated net loss	(7,475)	(938)	(12,717)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2012, 2011 and 2010:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2012
Sales of goods	1,884	15,126	-	-	17,009
Sales of RPPs & leases	2,695	1,293	-	-	3,988
Sales of spare parts and services	1,006	4,015	-	-	5,021
Total sales	5,585	20,433	-	-	26,018
Total net sales	5,585	20,433	-	-	26,018
External other revenues	47	-	-	-	47
Total revenues	5,632	20,433	-	-	26,065
Total COS	(2,909)	(12,723)	-	-	(15,632)
Gross margin	2,723	7,710	-	-	10,433
R&D	(920)	(746)	-	(992)	(2,659)
Selling and marketing expenses	(1,825)	(4,794)	-	-	(6,620)
G&A	(723)	(1,014)	(1,352)	(97)	(3,185)
Total expenses	(3,468)	(6,554)	(1,352)	(1,089)	(12,463)
Operating income (loss)	(746)	1,156	(1,352)	(1,089)	(2,030)
Total Assets	7,316	20,894	2,071	162	30,444
Capital expenditures	22	539	39	-	600
Long-lived assets	1,504	3,129	217	64	4,913
Goodwill	645	1,767	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2011
Sales of goods	1,442	10,957	-	-	12,399
Sales of RPPs & leases	3,270	1,238	-	-	4,508
Sales of spare parts and services	1,153	4,212	-	-	5,365
Total sales	5,865	16,407	-	-	22,272
Total net sales	5,865	16,407	-	-	22,272
External other revenues	20	-	-	-	20
Total revenues	5,885	16,407	-	-	22,292
Total COS	(2,621)	(10,815)	-	-	(13,435)
Gross margin	3,264	5,592	-	-	8,857
R&D	(950)	(792)	-	(694)	(2,436)
Selling and marketing expenses	(1,968)	(3,865)	(41)	-	(5,874)
G&A	(604)	(813)	(1,547)	(79)	(3,044)
Total expenses	(3,521)	(5,471)	(1,588)	(773)	(11,353)
Operating income (loss)	(257)	122	(1,588)	(773)	(2,497)
Total Assets	7,677	21,309	2,984	268	32,238
Capital expenditures	84	760	27	-	871
Long-lived assets	1,948	3,391	150	9	5,498
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2010
Sales of goods	1,939	11,196	-	-	13,135
Sales of RPPs & leases	3,505	1,184	-	-	4,689
Sales of spare parts and services	1,438	3,940	-	-	5,378
Total sales	6,882	16,319	-	-	23,202
Total net sales	6,882	16,319	-	-	23,202
External other revenues	6	500	-	-	506
Total revenues	6,888	16,820	-	-	23,708
Total COS	(3,285)	(10,969)	-	-	(14,253)
Gross margin	3,604	5,851	-	-	9,455
R&D	(741)	(793)	-	(1,734)	(3,268)
Selling and marketing expenses	(2,741)	(3,943)	-	-	(6,684)
G&A	(766)	(1,024)	(1,338)	(193)	(3,320)
Total expenses	(4,247)	(5,760)	(1,338)	(1,927)	(13,272)
Operating income (loss)	(644)	91	(1,338)	(1,927)	(3,818)
Total Assets	9,344	20,803	5,474	317	35,938
Capital expenditures	116	411	73	-	600
Long-lived assets	2,341	3,310	175	59	5,886
Goodwill	645	1,767	-	-	2,412

27—VALUATION ACCOUNTS
	Allowance for doubtful accounts	Slow- moving inventory

Balance as of January 1, 2010	862	805
Charges to costs and expenses	200	184
Deductions: write-off and others	17	(118)
Balance as of December 31, 2010	1,079	871
Charges to costs and expenses	191	428
Deductions: write-off and others	2	(133)
Balance as of December 31, 2011	1,272	1,166
Charges to costs and expenses	516	124
Deductions: write-off and others	(186)	(356)
Balance as of December 31, 2012	1,602	934

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

28—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:
	2012	2011	2010
Income taxes paid (refunds received)	143	143	942
Interest paid	401	38	66
Interest received	16	40	43

Non-cash transactions:	2012	2011	2010
Capital lease obligations incurred	137	29	73

29—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You  under this contract were €61 thousand, €60 thousand and €59 thousand for 2012, 2011 and 2010 respectively. . As of December 31, 2012, payables to Dae You amounted to €44 thousand and as of December 31, 2011, our payables to them amounted to €39 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €371 thousand, €768 thousand and €315 thousand in 2012, 2011 and 2010 respectively. As of December 31, 2012, receivables (‘Net trade accounts and notes receivable’) amounted to €350 thousand. As of December 31, 2011, receivables from Dae You amounted to €95 thousand.

30—SUBSEQUENT SIGNIFICANT EVENTS

a) On January 16, 2013, Liberty Harbor Master Fund exercised its 408,691 January 2012 Warrants. On January 18, 2013, the Board of Directors convened, acted the receipt of EUR 53,129.83 corresponding to exercise of the Warrants and issued 408,691 new ADSs to Liberty Harbor Master Fund.

b) On January 31, 2013, we submitted our PMA application to the U.S. (FDA) for our Ablatherm-HIFU for treatment of low risk, localized prostate cancer. Our submission included data from the ENLIGHT U.S. Phase II/III clinical trial, as well as data from our extensive worldwide database of treatment information and follow-up data from patients who have undergone HIFU therapy for prostate cancer. On March 4, 2013, the U.S. FDA provided a positive administrative acceptance review notification for the PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review.