Form 20-F/A
period 2012-12-31
EDAP TMS SA
filed 2013-04-03
CIK 1041934

As filed with the Securities and Exchange Commission on April 2 , 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Yes  ____   No __X__

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 2, 2013 (the "2012 Form 20-F"), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2012 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

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

EDAP TMS S.A.

Dated: April 3, 2013
/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 3, 2013
/s/ Eric Soyer
Eric Soyer
Chief Financial Officer