Form 20-F/A
period 2012-12-31
EDAP TMS SA
filed 2013-04-25
CIK 1041934

As filed with the Securities and Exchange Commission on April 25, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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
Yes ____     No __X__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.       Yes ____     No __X__

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.Yes  __X__      No  ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website , if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes _X___     No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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
Yes  ____     No __X__

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 2, 2013 (the “2012 Form 20-F”), as amended by Amendment No. 1 to the 2012 Form 20-F, filed with the SEC on April 3, 2013, is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 2 to the 2012 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed on April 2, 2013.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its annual report on Form 20-F on its behalf.

EDAP TMS S.A.

Dated: April 25, 2013
/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 25, 2013
/s/ Eric Soyer
Eric Soyer
Chief Financial Officer