Form 20-F
period 2013-12-31
EDAP TMS SA
filed 2014-04-03
CIK 1041934

As filed with the Securities and Exchange Commission on April 3, 2014
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934,
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2013
OR

□ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________
OR

□ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013:             21,789,670 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ____  No      X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes   ____   No     X

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes      X       No  ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website , if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes    X     No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____	Accelerated filer ____	Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X	International Financial Reporting Standards as issued by the International Accounting Standards Board ______	Other ___

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 _____   Item 18 _____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____    No      X

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

The following are registered trademarks of the Company in the United States: EDAP TMS® & associated logo, EDAP®, Technomed®, Ablatherm®, Ablasonic®, Ablapak®, Sonolith®, Sonolith i-sys®, Sonolith i-move®, @-REGISTRY®. The Focal One trademark is currently under review by the US Trademark Office. This annual report also makes references to trade names and trademarks of companies other than the Company.

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
-      the market potential for our Sonolith i-move and our Focal One devices;
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
-      risks associated with the March 2012 and May 2013 Warrants;
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated.  This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2013, 2012 and 2011 and the selected income statement data for the years ended December 31, 2013, 2012 and 2011 set forth below have been derived from our consolidated financial statements included in this annual report. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2013	2012	2011	2010	2009

INCOME STATEMENT DATA
Total revenues	24,080	26,065	22,292	23,708	24,885
Total net sales	24,065	26,018	22,272	23,202	24,839
Gross profit	9,319	10,433	8,857	9,455	10,672
Operating expenses	(12,074)	(12,463)	(11,353)	(13,272)	(13,874)
Income (loss from operations)	(2,755)	(2,030)	(2,497)	(3,818)	(3,202)
Income (loss) before income taxes	(4,886)	(7,358)	(543)	(11,778)	(7,694)
Income tax (expense) benefit	(135)	(118)	(395)	(939)	(72)
Net income (loss)	(5,021)	(7,475)	(938)	(12,717)	(7,766)
Basic earnings (loss) per share	(0.24)	(0.43)	(0.07)	(0.98)	(0.74)
Diluted earnings (loss) per share	(0.24)	(0.43)	(0.07)	(0.98)	(0.74)
Dividends per share(1)	—	—	—	—	—
Basic weighted average shares outstanding	20,593,720	17,556,395	13,345,004	13,008,401	10,510,305
Diluted weighted average shares outstanding	20,593,720	17,556,395	13,345,004	13,008,401	10,510,305

BALANCE SHEET DATA
Total current assets	22,125	24,729	25,032	29,865	33,248
Property and equipment, net	1,655	2,035	2,534	2,877	3,288
Total current liabilities	11,589	13,124	19,717	14,658	15,175
Total assets	26,874	30,444	32,238	35,938	40,378
Long-term debt, less current portion	3,678	6,585	720	10,075	10,138
Total shareholders’ equity	9,284	8,161	8,714	8,900	12,579
(1)
No dividends were paid with respect to fiscal years 2009 through 2012 and subject to approval of the annual shareholders’ meeting to be held in 2014 the Company does not anticipate paying any dividend with respect to fiscal year 2013. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€

2009	0.80	0.66	0.72	0.70
2010	0.82	0.69	0.75	0.75
2011	0.77	0.67	0.72	0.77
2012	0.83	0.74	0.78	0.76
2013	0.78	0.72	0.75	0.73
(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

                The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	High	Low	Average(1)	End of Month
	€	€	€	€
2013
September	0.76	0.74	0.75	0.74
October	0.74	0.72	0.73	0.74
November	0.75	0.74	0.74	0.74
December	0.74	0.72	0.73	0.73

2014
January	0.74	0.73	0.73	0.74
February	0.74	0.73	0.73	0.72
March, through March 21, 2014	0.73	0.72	0.72	0.73
(1)	The average of the Noon Buying Rate on each business day of the month.

On March 21, 2014, the Noon Buying Rate was U.S.$1.00 = 0.73€.

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

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize our lithotripsy and High Intensity Focused Ultrasound (“HIFU”) devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. For example, in 2011, 2012 and 2013, we had positive operating income in our Urology Devices and Services (“UDS”) division, which however was not sufficient to offset the negative operating income in our HIFU division, nor the cost of the clinical trials for our U.S. Food and Drug Administration (“FDA”) pre-market approval (“PMA”) submission and regulatory process for our Ablatherm device for treatment of low risk, localized prostate cancer and the cost of our corporate activities, thus resulting in a consolidated operating loss. We cannot assure investors that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Our future revenue growth and income depend, among other things, on the success of our HIFU technology.

Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years. However, we depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm and the Focal One to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is commercialized in the European Union, Canada and other countries; the recently launched Focal One is commercialized in the European Union. However, neither the Ablatherm nor the Focal One is approved for commercial distribution in the United States. In December 2001, our request for an additional Investigational Device Exemption (“IDE”) from the FDA to conduct clinical trials in the United States for the Ablatherm as a primary therapy was rejected. After redesigning the clinical protocol, we resumed the clinical trials in order to obtain FDA approval of the Ablatherm. In March 2009, facing patient enrollment issues on the cryoablation comparative arm of the U.S. ENLIGHT study, we met with the FDA to propose alternatives to the approved protocol. Following the December 11, 2009 panel experts’ recommendations and our discussions with the FDA, after thoroughly evaluating all options, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study and completed the treatment of 134 patients in June 2010. The required two-year follow-up phase was completed in June 2012.

On January 31, 2013, we submitted our PMA to the FDA for our Ablatherm for treatment of low risk, localized prostate cancer. Our submission included data from the ENLIGHT U.S. Phase II/III clinical trial, as well as data from our extensive worldwide database of treatment information and follow-up data from patients who have undergone HIFU therapy for prostate cancer. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013 we received confirmation from the FDA that our PMA submission contained all of the information needed to proceed with the substantive review. On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file with the reviewing team. Since then we have been providing all the requested additional information on our PMA file and on March 19, 2014, we completed our set of answers to the FDA’s questions. As per the standard FDA review timeframe, the next step is a panel meeting of experts expected to be held in the next four to six months.. Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that the review of our submission may take longer than expected or may not meet the FDA’s requirements which could delay approval, if we receive it at all. Further, even if we do receive the required approvals, we may not receive them on a timely basis and we may not be able to satisfy the conditions of such approval, if any. The failure to receive product approval by the FDA, or any significant delay in receipt thereof, will have a material adverse effect on our business, financial condition or results of operations. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.”

We may not have sufficient funds to fund the PMA submission to the FDA for our Ablatherm device through completion of the approval process and our ongoing operations.

We have been funding our clinical trials to support the FDA PMA submission for our Ablatherm device using the $17.4 million net proceeds from a financing we completed in October 2007.  As of December 31, 2013, we had €7.7 million in cash and cash equivalents and short terms investments on hand .While we believe our working capital is, as of the date of this annual report, sufficient for our present working capital requirements, including to fund the PMA submission to the FDA for our Ablatherm through completion of the approval process, we may need to raise additional capital  in the event of significant delays in the FDA PMA approval. If funding is not available on acceptable terms, or at all, we may need to delay the approval process or decrease our operating expenses. See Item 5, “Operating and Financial Review and Prospect—Liquidity and Capital Resources.”

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA. The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources. For example, we are currently pursuing FDA approval for our Ablatherm device. Our U.S. ENLIGHT study of Ablatherm for treatment of low risk, localized prostate cancer began in 2007. Following the December 11, 2009 recommendations of the Gastroenterology and Urology Devices Panel of the FDA’s Medical Devices Advisory Committee and our discussions with the FDA, after thoroughly evaluating all options, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study, completed the treatment of 134 patients in June 2010 and then entered into the required two-year follow-up phase, which was completed in June 2012. On January 31, 2013, we submitted our PMA to the FDA for our Ablatherm for treatment of low risk, localized prostate cancer. On March 26, 2013 we received confirmation from the FDA that our PMA submission contained all of the information needed to proceed with the substantive review. On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file with the reviewing team. Since then we have been providing all the requested additional information on our PMA file and on March 19, 2014, we completed our set of answers to the FDA’s questions. As per the standard FDA review timeframe, the next step is a panel meeting of experts expected to be held in the next four to six months. Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that the review of our submission may take longer than expected or may not meet the FDA’s requirements which could delay approval. Further, there can be no assurance that we will receive the required approvals for our products from the FDA or other regulatory authorities or, if we do receive the required approvals, that we will receive them on a timely basis or that we will otherwise be able to satisfy the conditions of such approval, if any.

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

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and effectiveness, and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for full public reimbursement in Germany and Italy and partial reimbursement from private insurers in the United Kingdom, and evidence of the cost effectiveness of a therapy as compared to existing therapies. In February 2011, the French Health Ministry elected our HIFU technology for the treatment of localized prostate cancer in a special temporary reimbursement protocol. Under this protocol, French healthcare government authorities would review the clinical data gathered within the next five years in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that such special temporary protocol will be actually implemented by the French Health Ministry nor that a definitive reimbursement code will be granted. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to seasonal demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2013, 2012 and 2011, moreover, our operating cash flow was negative due to the cash requirements of operating activities, working-capital cash requirements, cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure (“RPP”) model, and sponsoring of the clinical trials in support of our PMA submission to the FDA of our Ablatherm solution for the treatment of prostate cancer in the United States and to expand our commercial lithotripsy activities in the United-States, which we financed using cash and cash equivalents on hand. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a RPP basis), since each of these activities generates smaller immediate revenues than device sales. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services. It will also be affected by the expenses of clinical trials for our FDA PMA regulatory process to seek the FDA’s approval on our Ablatherm solution for the treatment of prostate cancer in the United States. There is no assurance that our cash flow will in fact be enough to do so or that clinical trials will be successful or that the FDA will grant approval to market our device even if the trials are successfully completed.

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market, our devices, in particular the Ablatherm and the Focal One, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies working with HIFU technology for the minimally invasive treatment of tumors include SonaCare Medical, a U.S. company which markets a device called the Sonablate SB500 for the treatment of localized prostate cancer.  Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids, painful bone tumors and brain disorders. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. Philips Healthcare, a Dutch company, is also developing HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division.’’

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

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers in the United States and elsewhere for procedures performed with our products. In the United States, we are dependent upon favorable decisions by the Centers for Medicare & Medicaid Services (‘‘CMS’’) for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, which could affect reimbursement for procedures performed using our devices. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek regulatory approval in each Member State. If we fail to establish reimbursement from healthcare payers or government and private healthcare payers’ policies change, it could have a material adverse effect on our business, financial condition and results of operations.

Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. In contrast, procedures performed with our Ablatherm devices are not reimbursed in the European Union with the exception of Italy, Germany, the UK and on a special temporary basis in France, where procedures are partially reimbursed by either public healthcare systems or private insurers. We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Our manufacturing operations are highly regulated and failure to comply with those regulations would harm our business.

Our manufacturing operations must comply with regulations established by regulatory agencies in the United States, the European Union and other countries, and in particular with the Current Good Manufacturing Practices (‘‘CGMP’’) mandated by the FDA and European Union standards for quality assurance and manufacturing process control. Since such standards may change, we may not, at all times, comply with all applicable standards and, as a result would be unable to manufacture our products for commercial sale. Our manufacturing facilities are subject to inspection by regulatory authorities at any time. If any inspection by the regulatory authorities reveals deficiencies in manufacturing, we could be required to take immediate remedial actions, suspend production or close the current and future production facilities, which would disrupt our manufacturing processes. Accordingly, failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2013, approximately 81% of our total costs of sales and operating expenses were denominated in euro, while approximately 41% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2013, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. Finally, in the specific context of the sovereign debt crisis affecting certain European countries, the alleged or actual disruption in the use of the euro as currency in one or more European Monetary Union countries and the associated fluctuations in currency exchange rates could have a material effect on our financial condition and earnings, the magnitude and consequences of which are unpredictable. For more information concerning our exchange rate exposure, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

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

           While we believe our working capital is, as of the date of this annual report, sufficient for our present working capital requirements, including to fund the PMA process with the FDA for our Ablatherm through completion, we may need to raise additional capital in the event of significant delays with the FDA PMA review, or to fund new development projects. If funding is not available on acceptable terms, or at all, we may need to delay the approval process, launch of new developments or decrease our operating expenses.

The issuance of ADSs upon exercise of outstanding warrants will cause immediate and substantial dilution to our existing shareholders.

The issuance of ADSs upon exercise of the warrants issued in March 2012 (the “March 2012 Warrants”) and in May 2013 (the “May 2013 Warrants”) will result in dilution of other shareholders since the selling shareholders may ultimately sell the full amount of ADSs issuable on exercise. Based on the total number of outstanding warrants as of April 3, 2014, and on the total number outstanding options to subscribe to new share, up to 4,259,000 ADSs are issuable upon exercise, representing approximately 19.2% of our issued and outstanding share capital. Although no single warrant holder may exercise its Warrants if such exercise would cause it to own more than 9.99% of our outstanding ordinary shares, this restriction does not prevent each holder from exercising a portion of its holdings and selling those securities. In this way, each holder could sell more than this limit while never holding more than such limit.

We filed a Form F-3 registration statement with the SEC on October 7, 2011 to register ordinary shares and warrants for a maximum amount of $30 million, hence providing for registration of any future new ordinary shares issued for the purpose of raising capital or debt restructuring. This registration statement was declared effective by the SEC on October 21, 2011. We issued and registered shares and warrants under this registration statement on March 28, 2012 and on May 28, 2013. For more information regarding the March 2012 and May 2013 placements, see Item 10 “Material Contracts.”

On June 17, 2013, our shareholders extended the validity of existing resolutions, and renewed the June 25, 2012 authorization to issue a maximum of 10 million new shares.

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

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in December 2013 was 77,719, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2013 and December 31, 2012, was $4.94 and $1.98, and $2.85 and $1.43, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2012 was 58,241 as opposed to 77,719 for the same period of 2013. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

We may issue additional securities that may be dilutive to our existing shareholders.

As described above, on June 17, 2013, our shareholders adopted resolutions allowing the Board of Directors to issue new shares in an aggregate maximum amount of 10 million shares. As of April 3, 2014, the maximum number of shares available to be issued is still 10 million.

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

We have never paid any dividend on our shares and do not anticipate paying any dividends for the foreseeable future.. Thereafter, declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant. See Item 8, “Financial Information—Dividends and Dividend Policy.”

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

Holders of our ADSs may be exposed to increased transaction costs as a result of proposed European financial transaction taxes.

           On 14 February 2013, the EU Commission adopted a proposal for a Council Directive (the "Draft Directive") on a common financial transaction tax (the "FTT"). According to the Draft Directive, the FTT shall be implemented and enter into effect in eleven EU Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Spain, Slovakia, and Slovenia, the “Participating Member States”) towards the middle of 2014. Pursuant to the Draft Directive, the FTT shall be payable on financial transactions provided at least one party to the financial transaction is established or deemed established in a Participating Member State and there is a financial institution established or deemed established in a Participating Member State which is a party to the financial transaction, or is acting in the name of a party to the transaction.  The rates of the FTT shall be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives shall amount to at least 0.1% of the taxable amount. The taxable amount for such transactions shall in general be determined by reference to the consideration paid or owed in return for the transfer.

           Prospective holders should therefore note, in particular, that any sale, purchase, or exchange of the Shares or ADSs could be subject to the FTT at a minimum rate of 0.1% provided the abovementioned prerequisites are met. The holder may be liable to itself pay this charge or reimburse a financial institution for the charge, and / or may affect the value of the Shares or ADSs.

           The Draft Directive is still subject to negotiation between the Participating Member States and therefore may be changed at any time. Moreover, once the Draft Directive has been adopted (the "FTT Directive"), it will  need to be implemented into the respective domestic laws of the Participating Member States and the domestic provisions implementing the FTT Directive might deviate from the FTT Directive itself. See Item 10, "Certain Income Tax Considerations."

Item 4. Information on the Company

We develop and market the Ablatherm device, an advanced choice for HIFU treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option for localized prostate cancer with a low occurrence of side effects. Ablatherm is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option. It is also used for patients who failed a radiotherapy treatment. In addition, we are developing HIFU technology for the treatment of certain other types of tumors. In March 2013, we introduced a new robot assisted HIFU device dedicated to the focal treatment of prostate cancer, the “Focal One”, which received CE marking in June 2013. We also produce and commercialize medical equipment for treatment of urinary tract stones using ESWL.

History and Development of the Company

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a société anonyme organized under the laws of the Republic of France for a duration of 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. Corporation Service Company, 1090 Vermont Avenue, Suite 430, Washington, D.C. 20005 – United States, is our agent for service of process in the United States.

Founded in 1979, we originally specialized in the manufacturing and distribution of lithotripters (devices which use shockwaves to disintegrate urinary calculi) and produced the first piezoelectric lithotripter (using electric shocks produced by a piezo-component) in 1985. In 1994, we acquired most of the assets of Technomed International S.A. (‘‘Technomed’’) out of liquidation, including  the ownership of, and full distribution rights to, the Prostatron, the Sonolith series of lithotripters (Sonolith Praktis, Sonolith Vision) and the Ablatherm device.

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

On January 19, 2012, we entered into an Exchange Agreement with all of the holders of our outstanding 9% Senior Convertible Debentures due October 29, 2012 (the “October 2007 Convertible Debentures”) and warrants, whereby all October 2007 Convertible Debentures and warrants were exchanged for New Debentures, 1,948,871 newly issued ordinary shares, new warrants (the “January 2012 Warrants”) and $500,000 in cash, or a combination thereof.

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
 On January 31, 2013, we submitted our PMA application to the FDA for our Ablatherm for treatment of low risk, localized prostate cancer. Our submission included data from the ENLIGHT U.S. Phase II/III clinical trial, as well as data from our extensive worldwide database of treatment information and follow-up data from patients who have undergone HIFU therapy for prostate cancer. On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file with the reviewing team. Since then we have been providing all the requested additional information on our PMA file.

On May 28, 2013, we issued 3,000,000 ordinary shares in the form of ADSs to certain institutional investors in a registered direct placement (the “May 2013 Placement”), at a price of $4.00 per share, with warrants attached that allow investors to purchase up to 1,500,000 shares in the form of ADSs, at an exercise price of $4.25 per share.  We also issued warrants to purchase up to 180,000 shares to the placement agent, HC Wainwright and Co. LLC, at an exercise price of $5.00 per share.

On June 14, 2013, we fully redeemed our $8.0 million outstanding long-term debt by using a portion of the net proceeds from the $12.0 million May 2013 Placement.

March 19, 2014, we completed our set of answers to the FDA’s questions. As per the standard FDA review timeframe, the next step is a panel meeting of experts expected to be held in the next four to six months.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €5.1 million, €5.6 million and €5.9 million  for 2013, 2012 and 2011, respectively. Those sales are generated in Europe and the rest of the world, excluding certain countries in Asia (including Japan) and the United States where our HIFU devices are not approved yet. Total net sales for the UDS division were €19.0 million (including €8.2 million in Asia and €10.7 million in Europe and the rest of the world), €20.4 million (including €11.4 million in Asia and €9.0 million in Europe and the rest of the world) and €16.4 million (including €7.6 million in Asia and €8.8 million in Europe and the rest of the world), each for 2013, 2012 and 2011, respectively.

See Note 26 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is quite seasonal and generally linked to lengthy hospital decision and investment processes. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €5.1 million to our consolidated net sales during the fiscal year ended December 31, 2013.

HIFU Division Business Overview
The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The Ablatherm is a HIFU-based device developed and marketed by the HIFU division for the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, South Korea, Canada, Australia, Taiwan, South Africa, New Zealand, the Philippines, Argentina, Mexico, Brazil, Russia, Venezuela, Peru and Ecuador. In June 2012, we completed our US clinical trials and the two-year follow-up phase. Clinical outcomes from these patients combined with our European long-term database formed the foundation of our PMA submission to the FDA on January 31, 2013. On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file with the reviewing team. Since then we have been providing all the requested additional information on our PMA file  and on March 19, 2014, we completed our set of answers to the FDA’s questions. As per the standard FDA review timeframe, the next step is a panel meeting of experts expected to be held in the next four to six months. We also produce and market the Focal One device, a new HIFU robotic device fully dedicated to the focal therapy of localized prostate cancer, thereby destroying targeted cancer cells only. Focal One is approved for commercial distribution in European Union and Saudi Arabia. As of December 31, 2013, the HIFU division had an installed base of 94 Ablatherm machines, one Focal One worldwide and 285 trained clinical sites were using this technology.

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

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this through a direct sales network in key European countries and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program. The HIFU division is seeking FDA approval to enter the U.S. market with our Ablatherm device. To that end, on January 31, 2013, we filed a PMA with the FDA and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review. On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file with the reviewing team. Since then we have been providing all the requested additional information on our PMA file and on March 19, 2014, we completed our set of answers to the FDA’s questions. As per the standard FDA review timeframe, the next step is a panel meeting of experts expected to be held in the next four to six months..  For more information, see “HIFU Clinical and Regulatory Status”.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. See ‘‘—HIFU Products.’’ In 2013, the HIFU division maintained expenses at levels similar to 2012 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering maintaining similar levels of R&D spendings in 2014 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the Company commercializes two products utilizing the HIFU technology. For both HIFU products, cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound; HIFU procedures are performed under general or spinal anesthesia.

•
The Ablatherm is an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, South Africa, New Zealand, the Philippines Taiwan, Mexico, Argentina, Brazil, Russia, Venezuela, Peru, Costa Rica and Ecuador. In support of our PMA for approval to enter the U.S. market, we filed data from our ENLIGHT U.S. Phase II/III clinical trial with the FDA on January 31, 2013. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review. On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file with the reviewing team. Since then we have been providing all the requested additional information on our PMA file and on March 19, 2014, we completed our set of answers to the FDA’s questions. As per the standard FDA review timeframe, the next step is a panel meeting of experts expected to be held in the next four to six months.  The Ablatherm consists of a treatment module, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate using ultrasound imaging and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the transducer automatically moves and fires at each predefined lesion until the entire targeted area has been treated, while controlling and imaging the treatment in real time due to its integrated imaging system.

•
The Focal One is a new HIFU robotic device fully dedicated to the focal therapy of prostate cancer. Focal One combines the three essential components to efficiently perform a focal treatment of localized prostate cancer: (i) high-quality imaging to localize tumors with the use of magnetic resonance imaging (MRI) combined with real-time ultrasound, (ii) high precision of HIFU treatment focused on identified targeted cancer areas and (iii) immediate feedback on treatment efficacy utilizing Contrast-Enhanced Ultrasound Imaging. Focal One provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life. The Focal One device received CE Marking for European market clearance in June 2013 and is also approved in Saudi Arabia. We are also working at obtaining clearance in other parts of the world.

HIFU Division Patents and Intellectual Property

As of December 31, 2013, the HIFU division’s patent portfolio contained 36 patents consisting of 16 in the United States, 18 in the European Union and Japan and two in Israel and the rest of the world. They belong to 18 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2013, one U.S. patent covering the original design of the HIFU transducer for prostate application expired. One patent covering the HIFU transducer design  was granted in Japan. Twelve additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (six), the United States (three), and the rest of the world (three) are also under review. These patents relate to new transducer designs and associated electronics. One specifically covers the new technology embedded in the Focal One device. A new patent covering HIFU lesion imaging for liver treatment was also filed in 2013. Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which give rise in some cases to the filing, followed by the grant of co-owned patents. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of HIFU devices using co-owned patents. Under these agreements, which last for the life of each co-owned patents we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

In August 2004, we licensed our HIFU technology for the specific treatment of the ‘‘cervicofacial’’ lesions, including the thyroid, to Theraclion, a French company created by our former director of research and development. On January 11, 2011, we extended the above license by granting Theraclion exclusivity for the treatment of benign breast tumors and by granting a non-exclusive license for the treatment of malignant breast tumors. This license agreement provides for the payment of certain royalties calculated on the basis of Theraclion’s future sales of devices. We determined that we could not invest in these specific applications at that time and this license agreement therefore allows Theraclion to pursue the development of HIFU for these applications. We own no interest in Theraclion. In December 2012, Theraclion obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors.

Although we believe that our HIFU patents are valid and should be enforceable against third parties and that our patent applications should, if successfully pursued, result in the issuance of additional enforceable patents, there can be no assurance that any or all of these patents or patent applications will provide effective protection for the HIFU division’s proprietary rights in such technology. HIFU devices, as they are currently or may in the future be designed, may also be subject to claims of infringement of patents owned by third parties, which could result in an adverse effect on our ability to market HIFU systems. See Item 3, “Risk Factors – Risks relating to Intellectual Property Rights.”

HIFU Division Clinical and Regulatory Status

Clinical and Regulatory Status in Europe

The HIFU division has conducted an extensive clinical trial for the Ablatherm in the European Union. This trial, the European Multicentric Study, involved a total of 652 patients suffering from localized prostate cancer and included six sites in France, Germany and The Netherlands. The primary goals of the trial were to assess the safety and effectiveness of the Ablatherm. The diagnosis of prostate cancer has two steps. The first step is the evaluation of the Prostate Specific Antigen (“PSA”), which although not specific to cancer tumors, measures the increase of cells’ activity inside the prostate. During the second step a sextant biopsy is performed inside the prostate to reveal the presence of a tumor. An interim analysis performed on the first 559 patients included 402 patients treated with the Ablatherm device as a first-line therapy. Of these patients, 81.4% had a normal PSA and 87.2% had negative biopsies at the last follow-up and were considered cancer free. The trials also included 157 patients who underwent an Ablatherm treatment as a salvage therapy after a previous failed therapy (hormone therapy, radiation or prostatectomy). Of these patients, 80.7% and 67.9% had negative biopsies and normal PSA after treatment, respectively.

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

In 2005, a clinical trial was started in France to validate the efficacy and safety of Ablatherm as rescue treatment in patients after brachytherapy failure. This clinical study was successfully completed in 2011 with satisfactory safety and efficacy results. Following the study, in January 2012, we submitted to the European certification body an application for an extension of Ablatherm CE marking addressing brachytherapy failures. Extension was accepted in February 2012.

               In 2007, a new clinical trial using Ablatherm and dedicated to the treatment of patients with high risk disease who are not candidates for radical surgery because of their age and/or co-morbidities was started in France. This clinical trial  was terminated in March 2012 due to low patient enrollment.

Also in 2007, a clinical trial to evaluate the utility of Contrast-Enhanced UltraSound (“CEUS”) for the early diagnosis of local cancer recurrence after HIFU treatment was started in France. The preliminary results assessed that contrast-enhanced ultrasound is efficient in distinguishing residual viable prostate tissue from ablated tissue after HIFU prostate ablation. This study provides evidence that contrast ultrasound can diagnose early cancer recurrences. In May 2011, preliminary results related to good detection potential of CEUS after HIFU treatment~~,~~ were published by Edouard Herriot Hospital, Lyon, France, in the journal Radiology. Patient follow-up was completed in February 2012. CEUS technology was adopted for use in the new Focal One HIFU device.

In 2009, a new clinical trial was started in France to validate a new strategy of minimally invasive treatment of  prostatic adenocarcinomas localized in a single lobe with HIFU. This concept of partial treatment is proposed as an intermediate option between active surveillance and whole prostate treatment. Partial treatment for this trial is hemiablation of the prostate in which a single prostatic lobe is ablated using HIFU in patients with prostate cancer that has a low risk of recurrence and for which the imaging and biopsy assessments show a unilateral cancer. The goal of hemiablation is to reduce the complications associated with standard treatments, notably the risks of incontinence and impotence. Clinical trial is still underway. Over the past three years, more investigational centers have been included in the study and, currently 20 French investigational centers are recruiting patients. Positive outcomes stemming from the trial were presented for the first time at the French Association of Urology conference in November 2012 and 2013.

In September 2010, a new clinical trial was started in France and Norway to validate the new strategy of hemi-ablation treatment in radio-recurrent prostate cancer localized in a single lobe. This objective of focal treatment in patients with prostate cancer recurrence after radiotherapy is to reduce the risks of side effects in a very fragile population of patients. The preliminary results of the study were presented in June 2012 at the 5th International Symposium on Focal Therapy and Imaging in Prostate and Kidney Cancer at Duke University (NC, USA). This clinical trial has been expanded to include a cohort of 100 patients and to confirm the preliminary outcomes obtained on the first 48 patients.

In June 2011, a new clinical trial began in France and then extended to Belgium in 2012 to evaluate the new technical improvements in HIFU technology: the dynamic focusing technology. This technology gives the ability to target a more precise area within the prostate making the dynamic focusing technology the perfect tool for focal therapy. It also allows for the treatment of bigger prostates and for a more precise contouring of the gland providing a better control over sensitive areas responsible for continence and sexual functions. Following results obtained with  the Dynamic Focusing technology, it was incorporated into the new Focal One HIFU device.

In January 2014, a new clinical trial on multifocal HIFU treatments with the Focal One device began in France in six investigational centers. The aim of this study is to evaluate the efficacy and safety results of different focal HIFU treatment strategies. Thanks to Focal One technical capacities (Dynamic Focusing technology, elastic fusion of MRI and ultrasound images and Contrast Enhanced Ultrasound treatment validation) many focal treatments approaches are possible allowing for treatment that is individually tailored to the patient’s disease.

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

After thoroughly evaluating all options based on input from our clinical and regulatory advisors, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study and informed the FDA of such decision. We completed the treatment of 134 patients in June 2010 and entered into the required two year follow-up phase. Clinical outcomes from these patients combined with our strong European long-term database formed the foundation of our PMA submission to the FDA on January 31, 2013. On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review. On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file with the reviewing team. Since then we have been providing all the requested additional information on our PMA file and on March 19, 2014, we completed our set of answers to the FDA’s questions. As per the standard FDA review timeframe, the next step is a panel meeting of experts expected to be held in the next four to six months.Given the very challenging recommendations of the FDA with regards to our prospective study and its cryoablation comparative arm, there is a risk that the review of our submission may take longer than expected or may not meet the FDA’s requirements which could delay approval, if we receive it at all. See Item 3, “Risk Factors” – “We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time.”

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

Clinical and Regulatory Status in China

On August 2, 2010, we entered into an exclusive distribution agreement with Shaw Han Biomedical Co. Ltd to distribute Ablatherm throughout China, once approved by Chinese authorities. This agreement involves a two-stage process: Shaw Han will first be responsible for processing the marketing clearance application with China’s Food and Drug Administration for Ablatherm, then they will lead the marketing and distribution of the device in China for four years post approval. As of the date of this annual report on Form 20-F, the marketing clearance application was still is progress with the Chinese authorities.

HIFU Clinical Data

To date, our clinical Ablatherm results have been published in more than 75 renowned peer-reviewed journals. In 2010, the results of a major multicentric study on 803 patients were published showing a local control of the disease in 77.9% of the patients. In 2013, three long-term studies presenting results obtained over a period of more than 14 years on 538 patients, 704 patients and 1002 patients were published, showing excellent cancer-specific and metastasis-free survival in primary patients (Ganzer et al. BJU 2013,  Thuroff et al. Journal of Urology 2013 and Crouzet et al. European Urology 2013).

We have set up an extensive worldwide database called "@-registry." This on-line database is designed to compile treatment information and follow-up data for patients who have undergone HIFU for prostate cancer. The goal of the @-registry is to further demonstrate the safety, effectiveness and durability of Ablatherm. Information from the registry will be submitted to medical conferences for presentation and to peer-reviewed medical journals for publication..Based on more than 10,000 patients included into our @-registry database, we presented at the European Association of Urology (EAU) held in Paris in February 2012, an abstract presentation covering 5,662 primary patients, and an abstract covering 929 patients treated with Ablatherm after radiorecurrence with seven years follow-up that was elected "best poster" by the scientific committee.

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

The HIFU division believes that HIFU therapy could be expanded to other medical conditions, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.  For example, our licensee, Theraclion, obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors. See Item 4, “HIFU Division Patents and Intellectual Property.”

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

We also believe that Focal One will be well positioned to address the growing demand for a “focal” approach of localized prostate cancer which cannot be answered by surgery or radiation therapy.  “Focal” treatment (also known as ”partial” or ”zonal” treatment, as opposed to ”radical” treatment) provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life.

Other companies are working with HIFU for the minimally invasive treatment of tumorsSee Item 3, “Risk Factors – Risks Relating to Competition.”

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

HIFU Division Sales and Distribution of Products

The HIFU division markets and sells its products through our own direct marketing and sales organization as well as through selected third-party distributors and agents in several countries. Using our direct subsidiaries or representative offices network, the HIFU division maintains direct marketing and sales forces in France, Germany, Russia and Italy, which currently represent its largest HIFU markets. Additionally, the HIFU division markets and sells its products through our distribution platform in the Middle East, South Korea and South East Asia.

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

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €19.0 million to our consolidated net sales during the fiscal year ended December 31, 2013.

Our UDS business is quite seasonal and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith i-move and the Sonolith i-sys. The UDS division has sold 733 ESWL lithotripters worldwide to this date and actively maintained or otherwise serviced 566 installed lithotripters as of December 31, 2013.

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

UDS Division Products

The UDS division offers the Sonolith i-move (replacing Sonolith Praktis) to small and mid-size hospitals, while the Sonolith i-sys is offered to large hospitals that can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezoelectric elements of the LT02, a machine we discontinued manufacturing in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every ten treatments, respectively. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

Product	Procedure	Development Stage	Clinical and Regulatory Status

Sonolith i-move	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		South Korea
South-East Asia
Peru
Colombia
Venezuela
Japan
United States
Taiwan
Singapore
Costa Rica
Mexico

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

The UDS division’s ESWL customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. To increase its penetration of the market segment of smaller hospitals and outpatient clinics, the UDS division developed the Sonolith i-move, an electroconductive lithotripter designed for smaller clinics. It is more compact than the Sonolith i-sys which is more fully integrated and dedicated to larger hospitals and can be used as a urological workstation to perform endourological procedures. The Sonolith i-move, launched in 2010, brings a novel approach to the market by offering a wide range of configurations to suit various budgets and various local market needs. The Sonolith i-move has also been very successful thanks to its innovative Visio-Track ultrasound stone localization: a unique three dimensional virtual system that uses infrared stereovision technology to guide the treatment robotically.

UDS Division Patents and Intellectual Property

As of December 31, 2013, the UDS division’s patent portfolio contained nine patents consisting of one in the United States, six in the European Union and Japan and two in Israel and the rest of the world. They belong to five groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

In 2013, one patent covering piezoelectric technologies was delivered in Japan. Six patents, two in the United States, and four in the European Union and in Japan, are also in the examination process. These patents concern Sonolith i-sys and Sonolith i-move lithotripters.The UDS division’s patents cover both piezoelectric and electroconductive technologies associated to ESWL generator, localization systems and device design. The UDS division’s ongoing R&D objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

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

UDS Division Regulatory Status

The Sonolith i-move is available for commercial distribution in the European Union, South Korea, South-East Asia, Peru, Venezuela, Colombia, Costa Rica, Japan, United States, Taiwan, Singapore and Mexico. The Sonolith i-sys is available in the European Union, South Korea, Canada, United States, Peru, Colombia, Argentina, Venezuela, Mexico, Costa Rica, Japan, Australia, South-East Asia and Taiwan. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines and Sonolith Praktis, even though we discontinued the manufacture of these machines.

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

The UDS division markets, sells and services its products through our direct sales and service platform in France, Italy, Germany, United States, Japan, South Korea, Malaysia and, most recently, in the United Arab Emirates as the Company opened a representative office in Dubai. The UDS division also markets its products through agents and third-party distributors in several other countries.

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

Manufacturing

Our current manufacturing operations consist of manufacturing medical products in our FDA-approved facility, which is certified under international standards ISO 9001 and ISO 13485. We believe that this facility can extend its outsourced services to provide device and disposable development and manufacturing services to a wide range of medical equipment development companies. Each division manufactures its own products through EDAP TMS France.

We manufacture the critical components for our devices and accessories, unless a subcontractor can manufacture the component more cost-effectively, perform final assembly and quality control processes and maintain our own set of production standards. We purchase the majority of the raw materials used in our products from a number of suppliers, but for several components of our products, rely on a single source. Furthermore, we conduct regular quality audits of suppliers’ manufacturing facilities. Our principal suppliers are located in France, Germany, Denmark, South Korea and the United States. Management believes that the relationships with our suppliers are good.

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

In addition, we lease office and/or warehouse facilities in Kuala Lumpur (Malaysia), Rome (Italy), Flensburg (Germany), Austin (U.S.), Moscow (Russia), Seoul (South Korea), Fukuoka, Osaka, Sapporo and Tokyo (Japan).

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

Government Regulation

Government regulation in our major markets, in particular the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. See Item 3, “Risk Factors –Risks Related to Government Regulations.”

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated CGMP, labeling, and pre-market notification (known as ‘‘510(k)’’).  Most Class I devices are exempt from premarket notification and/or GMP regulations. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. The FDA may require the submission of clinical data as part of pre-market notifications for Class II devices. Class III devices are those that must receive PMA by the FDA to ensure their safety and effectiveness. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an IDE from the FDA before commencing human clinical trials in the United States in support of the PMA. The lithotripsy range of products has been reclassified by the FDA as a Class II device. However, our HIFU devices (Class III), Ablatherm or Focal One devices, have not yet been approved by FDA and Ablatherm is currently under PMA procedure. The regulatory pathway for placement in the U.S. market may include the pre-market notification or PMA routes.

Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the U.S. Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors (or its representative, the GMED, in France) in the past few years. In December 2012, the FDA conducted an inspection of our manufacturing processes and facility, concluded that there were no deficiencies and consequently issued a No Action Indicated (“NAI”) report.

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

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labor and Welfare (‘the “MHLW’’) under the license “Marketing Authorization Holder.”. Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys and the Sonolith i-move are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

           Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2013, 2012 and 2011 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

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

Revenue Recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. We provide training and provide a minimum of one-year warranty upon installation. We accrue the estimated warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

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

Leases and Sales and leaseback Transactions

In accordance with ASC 840 - Leases, we classify all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life; or
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

We enter into sale and leaseback transactions from time to time. In accordance with ASC 840 - Leases, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

Debentures and Warrants

Debentures

On October 29, 2007, the Company issued $20 million in aggregate principal amount of non-secured, convertible debentures due October 29, 2012 (the “2007 Convertible Debentures”) with detachable warrants (the “2007 Warrants”). At the inception date, the Company elected to measure the instrument and the embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the convertible debentures together with their embedded derivatives were recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of all Investor Warrants as defined below and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures.

On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of the then outstanding 2007 Convertible Debentures and 2007 Warrants.  Pursuant to the terms of the Exchange Agreement, certain holders agreed to exchange their outstanding securities for newly issued ordinary shares and an amount in cash (the “Option A Holders”), while all other holders (the “Option B Holders”) agreed to exchange their outstanding securities for new, non-convertible debentures due June 30, 2014 (the “2012 Non-convertible Debentures”) and new warrants (the “2012 Exchange Offer Warrants”). The Company closed the Exchange on January 25, 2012. The 2012 Non-convertible Debentures were recorded as a liability at their fair value at inception and subsequently valued on an amortized cost basis with changes recorded as a financial expense. The 2012 Exchange Offer Warrants were recorded as equity instruments and the Company used a Black-Scholes pricing model to determine their value at inception. On June 14, 2013, the Company fully redeemed its outstanding 2012 Non-convertible Debentures. See Notes 1-21, 14, 16 and 19 to our consolidated financial statements..

Warrants:

The 2007 Warrants were issued to both the investors in the 2007 Convertible Debentures and to the bank that assisted the Company as the Placement Agent. The warrants issued to the investors in the convertible debentures (the “ 2007 Investor Warrants”) and the Placement Agent (the “2007 Placement Agent Warrants”) were evaluated at issuance under FASB ASC 480-10-25, and ASC 815-40-15 and ASC 815-40-25 (formerly EITF 07-5 and 00-19, respectively) as freestanding instruments, as they were both legally detachable and separately exercisable from any other instruments. Based on this analysis, the 2007 Warrants were classified as a derivative liability because the Company may have been required to pay a net-cash settlement upon the occurrence of certain events outside the control of the Company. Specifically, Section 3(e) (Certain Adjustments-Fundamental Transaction) of the 2007 Warrants provided that under certain circumstances outside the control of the Company, the Company might be required, at the Holder’s election, to pay an amount of cash equal to the value of the warrant as determined in accordance with the Black-Scholes option pricing model. As a result, the 2007 Warrants did not qualify for a scope exception from derivative accounting under ASC 815-10-15-74(a) as it was not always within the Company’s control to settle the contract in its own shares and therefore did not meet the guidance of ASC 815-40-25.

The valuation model of the 2007 Investor Warrants used a binomial valuation model at inception to capture the complexity of the instruments. For subsequent years, the Company used a Black-Scholes valuation model with changes in fair value recorded as a financial expense or income. At December 31, 2012, all the 2007 Placement Agent Warrants had been exchanged for ADRs.

The 2012 Exchange Offer Warrants were issued to Option B Holders as part of the January 19, 2012 Exchange Agreement, closed on January 25, 2012. These Warrants (also legally detachable and separately exercisable) do not provide for any net cash settlement in any circumstances. Specifically, the Black-Scholes cash settlement provision has been eliminated in Section 3(e) of the 2012 Exchange Offer Warrants. Considering this and all the other relevant features of the 2012 Exchange Offer Warrants, the Company determined that the Warrants, which require settlement in shares, should be recognized as equity instruments. More specifically, the shares underlying the 2012 Exchange Offer Warrants were a fixed number of shares that were not redeemable outside of the Company’s control, and therefore the guidance of ASC 480-10-25 did not apply. Further, the 2012 Exchange Offer Warrants qualified for a scope exception from derivative accounting under ASC 815-10-15-74(a) as the New Warrants are both indexed to the Company’s own stock and can be classified in stockholders’ equity in the statement of financial position. See Notes 1-21, 14 and 19 to our consolidated financial statements.

The Company used the Black-Scholes pricing model to value the 2012 Exchange Offer Warrants at inception.

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”) with warrants attached (the “March 2012 Investor Warrants”).  The Company also issued warrants to the placement agent, Rodman & Renshaw LLC (the “March 2012 Placement Agent Warrants” and together with the March 2012 Investor Warrants, the “March 2012 Warrants”). The Company has accounted for the March 2012 Warrants as a liability and reflected this analysis in the Company’s financial statements filed for the year 2012.

The Company used the Black-Scholes pricing model to value the March 2012 Warrants at inception, with changes in fair value recorded as a financial expense or income.

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”) with warrants attached (the “May 2013 Investor Warrants”). The Company also issued warrants to the placement agent, H.C. Wainwright & Co., LLC (the “May 2013 Placement Agent Warrants” and together with the May 2013 Investor Warrants, the “May 2013 Warrants”). As the May 2013 Warrants comprised the same structure and provisions as the March 2012 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the euro, the Company determined that the May 2013 Warrants should be accounted for as a liability.

The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with changes in fair value recorded as a financial expense or income.

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

Sales of RPP and leases include the revenues from the sale of Ablatherm and Focal One treatment procedures and from the leasing of Ablatherm and Focal One machines. We provide Ablatherm and Focal One machines to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and pay us on the basis of the number of individual treatments provided. With this business model, the hospital or clinic does not make an initial investment until the increase in patient demand justifies the purchase of a HIFU machine. As a consequence, we are able to make Ablatherm treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, although more predictable stream of revenue and, if successful, should lead to more purchases of Ablatherm and Focal One machines by hospitals and clinics in the long term.

Sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of ESWL lithotripters and HIFU devices.

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Revenue derived from our operations in Asia represented approximately 35% of our total consolidated revenue in 2013. Net sales of goods in Asia represented approximately 42% of such sales in 2013 and consisted primarily of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 39% of such sales in 2013 and related primarily to ESWL lithotripters, reflecting the fact that approximately 49% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve are located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2013, approximately 81% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 41% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above amounted to €2.6 million, €2.7 million, and €2.4 million in 2013, 2012 and 2011, respectively, representing approximately 10.8%, 10.2% and 10.9% of total revenues in 2013, 2012 and 2011, respectively. Consolidated research and development expenses included R&D government grants and tax credits of €1.1 million, €1.0 million and €0.4 million in 2013, 2012 and 2011, respectively. Excluding R&D government grants and tax credits, consolidated research and development expenses amounted to €3.7million, €3.7 million and €2.9 million in 2013, 2012 and 2011, respectively, representing approximately 15.4%, 14.0% and 12.8% of total revenues in 2013, 2012 and 2011, respectively. Research and development costs in 2013, 2012 and 2011 were mainly related to clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer (the cost of which represented 4.0% of total revenues in 2013). Beginning in 2014, management expects the budget for research and development expenses in Europe (excluding the conduct of FDA clinical trials in the United States) to level off at approximately 10% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €6.3 million in 2013, €6.6 million in 2012 and €5.9 million in 2011. Selling and marketing expenses included allowances for doubtful accounts of €0.2 million in 2013, €0.5 million in 2012 and €0.2 million in 2011. The €0.3million or 5.1% decrease in selling and marketing expenses from 2012 to 2013 was primarily a result of lower depreciations on receivable accounts and the favorable impact of the U.S. Dollar and Japanese Yen exchange rate variations against the Euro. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm and Focal One HIFU technology’s status as a standard of care for prostate cancer in Europe, and to sustain its worldwide market position in lithotripsy, including in the United States where the Company’s full range of lithotripsy products is now approved.

In 2013, 2012 and 2011, our ESWL sales activity benefited from  constant product innovation and the success of our Sonolith i-sys device launched in 2007 and our Sonolith i-move device launched in 2010, together with a sustained commercial effort which allowed us to capture market share in both the European, Asian and U.S. markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect total market volumes to remain stable at current levels in the foreseeable future.

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

Fiscal Year Ended December 31, 2013 Compared to Fiscal Year Ended December 31, 2012

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 26 to our consolidated financial statements.

(in millions of euros)	2013	2012

Total revenues	24.1	26.1
Total net sales	24.1	26.0
Of which HIFU	5.1	5.6
Of which UDS	19.0	20.4
Total cost of sales	(14.8)	(15.6)
Gross profit	9.3	10.4
Gross profit as a percentage of total net sales	38.7%	40.1%
Total operating expenses	(12.1)	(12.5)
Income (loss) from operations	(2.8)	(2.0)
Net income (loss)	(5.0)	(7.5)

Total  revenues

Our total revenues decreased 7.6% from €26.1 million in 2012 to €24.1 million in 2013, principally due to the negative exchange rate impact of the Japanese Yen against the Euro and decreased lithotripsy machines sales.

HIFU division. The HIFU division’s total revenues decreased 8.9% to €5.1 million in 2013 as compared to €5.6 million in 2012.

The HIFU division’s net sales of medical devices decreased 11.4% to €1.1 million in 2013, with two Ablatherm units and one Focal One unit sold, as compared to €1.3 million and four Ablatherm units sold in 2012.

Net sales of RPP treatments decreased 14.3% to €2.3 million in 2013.

Net sales of consumables and net sales of HIFU-related spare parts, supplies, leasing and services decreased  from €1.0 million in 2012 to €0.6 million in 2013.

Other HIFU-related revenues decreased to €15 thousand in 2013 from €47 thousand in 2012.

UDS division. The UDS division’s total revenues decreased 7.2% from €20.4 million in 2012 to €19.0 million in 2013, mostly due to the negative exchange rate impact of the Japanese Yen against the Euro and decreased lithotripsy machine sales.

The UDS division’s net sales of medical devices decreased 14.5% from €12.8 million in 2012 to €11.0 million in 2013 with 45 devices sold in 2013 compared to 52 units sold in 2012.

Net sales of UDS-related spare parts, supplies, RPP, leasing and services increased 4.9% from €7.6 million in 2012 to €8.0 million in 2013, as a result of the increased installed base of lithotripsy machines.

Cost of sales.

Cost of sales decreased from €15.6 million in 2012 to €14.8 million in 2013, and represented 61.3% as a percentage of net sales in 2013, up from 60.1% as a percentage of net sales in 2012.

Operating expenses.

Operating expenses decreased 3.1%, or €0.4 million, from €12.5 million in 2012 to €12.1 million in 2013. Operating expenses included R&D grants and tax credits of €1,12 million and €995 thousand in 2013 and 2012, respectively. The decrease in operating expenses included a favorable exchange rate impact of €0.7 million. The costs associated with the FDA PMA trial was stable at €1.1 million in 2013 and reflected the administrative and file completion work with the FDA after the submission of the clinical file in January 2013.

Marketing and sales expenses decreased €0.3 million, or 5.2%, mostly due to reduced depreciations on client receivables, while we continued our strategic focus on the U.S. market.

Research and development expenses decreased 2.4% at €2.6 million in 2013 from €2.7 million in 2012, and comprised R&D grants and tax credits of €1,12 million and €995 thousand in 2013 and 2012, respectively, and costs of the FDA PMA trials of €1.0 million in 2013 and 2012.

General and administrative expenses were stable at €3.2 million in 2013 and 2012.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €2.8 million in 2013, as compared to a consolidated operating loss of €2.0 million in 2012.

We realized an operating loss in the HIFU division of €0.7 million in 2013, stable from 2012 and an operating profit in the UDS division of €0.5 million in 2013, as compared to €1.2 million in 2012.

Financial (expense) income, net. Net financial expense was €0.9 million in 2013, including a €0.6 million of fair value adjustments on the outstanding notes and warrants and €0.3 million relating to interest expense, compared with a net financial expense of €4.6 million in 2012, including a €2.3 million expense due to fair value adjustments.

Foreign currency exchange gains (loss), net. In 2013, we recorded a net foreign currency exchange loss of €1.2 million, mainly due to the variation of the Euro against the U.S. Dollar and the Japanese Yen, compared to a loss of €0.7 million in 2012.

Other income (expense), net. There was no other income (expense) in 2013 and 2012.

Income taxes. Income tax was an expense of €0.1 million in 2013 and 2012.

Net income  / (loss)

As a result of the above, we realized a consolidated net loss of €5.0 million in 2013 compared with a consolidated net loss of €7.5 million in 2012.

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

Net sales of UDS-related spare parts, supplies, RPP, leasing and services increased 5.9% from €7.2 million in 2011 to €7.6 million in 2012, primarily related to the revenues derived from the installed base (disposables and maintenance contracts).

Cost of sales.

Cost of sales increased from €13.4 million in 2011 to €15.6 million in 2012, and represented 60.1% as a percentage of net sales in 2012, down from 60.3% as a percentage of net sales in 2011.

Operating expenses.

Operating expenses increased 9.8%, or €1.1 million, from €11.4 million in 2011 to €12.5 million in 2012. Operating expenses included R&D grants and tax credits of €995 thousand and €415 thousand in 2012 and 2011, respectively. The increase in operating expenses was mostly attributable to the increased activity on the FDA PMA trials and to the strategic focus on the U.S. market and the related expansion of sales and marketing efforts.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2013.

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

We anticipate that cash flow in future periods will be derived mainly from ongoing operations and any capital raising the Company may potentially undertake. As of the date of this annual report we do not employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, we may need to raise additional capital in the event of significant delays in the FDA PMA approval.  See Item 3, “Key Information—Risk Factors—We may not have sufficient funds to fund the PMA submission to the FDA for our Ablatherm device through completion of the approval process and our ongoing operations.”

(in thousands of euros)	2013	2012	2011

Net cash generated/(used) in operating activities	(2,495)	(162)	(737)
Net cash generated/(used) in investing activities	(589)	234	(612)
Net cash generated/(used) in financing activities	1,937	1,342	(328)
Net effect of exchange rate changes	788	727	(789)
Net increase/(decrease) in cash and cash equivalents	(360)	2,141	(2,469)
Cash and cash equivalents at the beginning of the year	7,041	4,900	7,369
Cash and cash equivalents at the end of the year	6,681	7,041	4,900

Total cash and cash equivalents, and short-term investments at the end of the year	7,681	8,077	6,472

Our cash position as of December 31, 2013, 2012 and 2011, was €7.7 million (including €1.0 million of short-term treasury investments), €8.1 million (including €1.0 million of short-term treasury investments) and €6.5 million (including €1.6 million of short-term treasury investments), respectively. We experienced negative cash flows of €0.4 million in 2013, positive cash flows of €2.1 million in 2012 and negative cash flows of €2.5 million in 2011.

In 2013, our negative cash flow was primarily due the cash utilization from our operating activities and was mitigated by the net €2.5 million cash infusion after the May 2013 $12 million fund raising and the $8 million repayment in June 2013 of the then outstanding 2012 Non-convertible Debentures. In 2012, our positive cash flow was primarily due to the $5.6 million gross proceeds of the March 2012 Placement and the related $2.5 million reduction in long-term financial debt

In 2013, net cash used in operating activities was €2.5 million compared with net cash used in operating activities of €162 thousand in 2012 and 0.7 million in 2011, respectively.

In 2013, net cash used in operating activities reflected principally:

-	a net loss of €5.0 million;

-
elimination of €1.8 million of net expenses without effects on cash, including €1.2 million of depreciation and amortization and a loss of €0.7 million due to fair value variations of financial instruments;

-	a decrease in trade accounts receivables of €3.2 million;

-	an increase in other receivables of €0.7 million;

-	an increase in inventories of €1.0 million;

-	a decrease in payables of €0.8 million;

-	a decrease in prepaid expenses of €24 thousand; and

-	a decrease in accrued expenses of €44 thousand.

In 2012, net cash used in operating activities reflected principally:

-	a net loss of €7.5 million;

-
elimination of €5.3 million of net expenses without effects on cash, including €0.9 million of depreciation and amortization and a loss of €4.1 million due to variation of the fair value of financial instruments (October 2007 Convertible Debentures and 2007 and 2012 Warrants);

-	a decrease in trade accounts receivables of €2.5 million;

-	an increase in other receivables of €0.1 million;

-	an increase in inventories of €0.3 million;

-	a decrease in payables of €0.1 million;

-	a decrease in prepaid expenses of €0.1 million; and

-	a decrease in accrued expenses of €0.1 million.

In 2011, net cash used in operating activities reflected principally:

-	a net loss of €0.9 million;

-
elimination of €0.7 million of net expenses without effects on cash, including €1.4 million of depreciation and amortization and a gain of  €2.4 million due to variation of the fair value of financial instruments (October 2007 Convertible Debentures and 2007  Warrants);

-	a decrease in trade accounts receivable of €0.4 million;

-	an increase in other receivables of €0.6 million;

-	an increase in inventories of €0.3 million;

-	an increase in payables of €0.5 million;

-	an increase in prepaid expenses of €0.3 million; and

-	a decrease in accrued expenses of €0.8 million.

In 2013, net cash used in investing activities was €589 thousand compared with net cash generated of €234 thousand in investing activities in 2012 and net cash used of €612 thousand in 2011.

Net cash used in investing activities of €589 thousand in 2013 reflected investments of €0.5 million in capitalized assets produced by the Company, mostly for commercial demonstrations and training, an investment of €0.2 million in property and equipment, net proceeds from sales of leased-back assets of €0.1 million and net proceeds from sales of short-term treasury investments of €36 thousand.

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

In 2013, net cash generated in financing activities was €1.9 million compared with net cash generated  in financing activities of €1.3 million in 2012, and net cash used of €328 thousand in 2011.

Net cash generated in financing activities of €1.9 million in 2013 reflected principally the €8.6 million net proceeds from the May 2013 Placement, repayment of long term borrowings, including the $8 million outstanding 2012 Non-convertible Debentures for €6.2 million, repayment of capital lease obligations totaling €0.6 million and an increase of €0.1 million in bank overdrafts.

Net cash generated in financing activities of €1.3 million in 2012 reflected principally the €3.7 million net proceeds from the issuance of ordinary shares and warrants as part of the March 2012 Placement, repayment of long term borrowing for €2.2 million, repayment of capital lease obligations totaling €0.6 million and an increase of €0.4 million in bank overdrafts.

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

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings.  The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2013, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2013 (in thousands of euro)
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	2,208	2,208	—	—	—
Long-Term Debt	3,768	90	426	3,252	—
Capital Lease Obligations	562	184	296	83	—
Operating Leases	1,621	449	779	393	—
Interest	51	23	24	4	—

New Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income" ("ASU 2013-02"). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. These disclosures may be presented on the face of the consolidated financial statements or in the notes thereto. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 had no effect on the consolidated financial position, results of operations or cash flows of the Company.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU No. 2013-11 provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance is effective for the Company’s interim and annual periods beginning December 15, 2014. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

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

Research tax credit amounted to €561 thousand in 2013, €256 thousand in 2012 and € 411 thousand in 2011 and were classified as a reduction of research and development expenses.

Off-Balance Sheet Arrangements

At December 31, 2013, we had no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 3, 2014. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.8 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A.
President of EDAP TMS France SAS and EDAP Technomed, Inc.
Age: 44

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
Age: 48

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

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. None of the directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.All of the Board members are independent within the meaning of NASDAQ Marketplace Rule 5605(2). All four Board of Directors mandates terminate on June 2014 at the Assembly Meeting of Shareholders approving the 2013 accounts where renewal of the mandates for a six year period will be submitted to shareholders’ approval.

Philippe Chauveau Age: 78 Mandate: 6 years Appointment: Apr. 8, 1997 (renewed) Expiration: 2014
In 1997, Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board.  In 2002, the Company’s two-tiered board structure was replaced by a single Board of Directors with Philippe Chauveau serving as Chairman and CEO until 2004 when he was succeeded as CEO. From 2000 to 2007, Philippe Chauveau served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States, partnering with major pharmaceutical companies worldwide. He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Pierre Beysson Age: 72 Mandate: 6 years Appointment : Sept. 27, 2002 (renewed) Expiration: 2014
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat on a number of boards of companies related to the Accor Group. He is now a consultant. Before his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and holds an MBA from Harvard Business School.

Argil Wheelock Age: 66 Mandate: 6 years Appointment : June 25, 2009 Expiration: 2014
Dr. Argil Wheelock was elected as a member of the Company's Board of Directors in June 2009. Dr. Wheelock, a U.S. board certified urologist, is currently Chief of Urology at Erlanger Medical Center, a tertiary care and teaching hospital in Chattanooga, Tennessee. He is Chief Medical Advisor to HealthTronics Inc., a privately held company. HealthTronics is a leading U.S. provider of urological services and products. From 1996 to 2005, Dr. Wheelock served as Chairman and CEO of HealthTronics, a publicly traded NASDAQ company where he was a founder. He has built a successful track record introducing new medical devices to the U.S. and navigating the FDA approval process. He is widely known among the U.S. urological community for bringing clinical benefits to patients and economic value to urology practices. Dr. Wheelock graduated from the University of Tennessee College of Medicine and completed urological training at Mount Sinai Hospital in New York City.

Rob Michiels Age: 64 Mandate: 6 years Appointment : July 16, 2009 Expiration: 2014
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

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2013 was approximately €741 thousand including performance bonuses of €123 thousand and benefits in kind of €48 thousand (benefits in kind comprise car allowances for senior management and housing and school allowances for expatriate senior management). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2013. For information regarding compensation paid in the form of stock options, see “－Share Ownership” and “－Options to Purchase or Subscribe for Securities.”

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

Employees

As of December 31, 2013, we employed 154 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	13	33	17	13	4	2	12	94
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	13	0	14	0	2	0	3	32
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	2	0	2	0	0	1	2	7
Total	38	33	37	13	6	3	24	154

As of December 31, 2012, we employed 143 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	13	28	16	13	2	2	13	87
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	13	0	13	0	2	0	3	31
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	2	0	0	0	0	1	1	4
Total	38	28	33	13	4	3	24	143

As of December 31, 2011, we employed 148 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	15	31	14	12	4	2	14	92
Italy	3	0	0	0	0	0	2	5
Germany	5	0	2	0	0	0	1	8
Japan	16	0	13	0	1	0	3	33
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	0	0	0	1	0	2
Total	43	31	31	12	5	3	23	148

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 3, 2014, the total number of shares issued was 22,171,198 with 381,528 shares held as treasury stocks, thus bringing the total number of shares outstanding to 21,789,670.

As of April 3, 2014, the Board of Directors and the Senior Executive Officers of the Company held a total of 45,123 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 3, 2014, Senior Executive Officers held an aggregate of 435,338 options to purchase or to subscribe ordinary shares, with a weighted average exercise price of €2.65 per share. Of these options,   155,338 expire on October 29, 2017,  50,000 expire on June 25, 2020 and 230,000 expire on January 18, 2023.

Options to Purchase or Subscribe for Securities

As of April 3, 2014, we had sponsored three stock purchase and subscription option plans open to employees of EDAP TMS group, one stock purchase option plan expired on February 24, 2014. .

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

On December 31, 2013, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Options

February 24, 2014	124,000
October 29, 2017	416,838
June 25, 2020	270,012
January 18, 2023	500,000

As of December 31, 2013, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2013		2012		2011
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	810,850	3.18	830,025	3.23	906,775	3.19
Granted	500,000	1.91	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	(15,750)	3.17	(51,750)	3.03
Expired	-	-	(3,425)	2.02	(25,000)	2.08
Outstanding on December 31,	1,310,850	2.70	810,850	3.18	830,025	3.23
Exercisable on December 31,	743,347	3.27	675,844	3.38	621,516	3.50

Shares purchase options available for grant on December 31	83,428		83,428		72,003

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2013:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	416,838	3.8	3.99	416,838	3.99
2.60	124,000	0.2	2.60	124,000	2.60
2.38	174,100	6.5	2.38	130,575	2.38
1.91	500,000	9.0	1.91	-	-
1.88	95,912	6.5	1.88	71,934	1.88
1.88 to 3.99	1,310,850	6.0	2.70	743,347	3.27

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

	# of shares held on Dec.31, 2013	% of share capital on Dec. 31, 2013	# of shares held on Dec.31, 2012	% of share capital on Dec. 31, 2012	# of shares held on Dec.31, 2011	% of share capital on Dec. 31, 2011
PSM Vermogenswerwaltung GmbH	1,718,904	7.75	1,609,959	8.58	420,897	3.07
Bruce & Co. Inc	1,565,494	7.06	1,565,494	8.35	795,155	5.79
Mr. Jonathan Schwartz	817,137	3.69	817,137	4.36	928,644	6.77

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury stocks held by the Company, which have no voting rights.

As of April 3 2014, 22,171,198 Shares were issued, including 21,789,670 outstanding and 381,528 treasury Shares. At March 21, 2014, there were 22,115,848 ADSs, each representing one Share, all of which were held of record by 26 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You under this contract were €65 thousand, €61 thousand and €60 thousand for 2013, 2012 and 2011 respectively. As of December 31, 2013, payables to Dae You amounted to €66 thoushand and as of December 31, 2012, our payables to them amounted to €44 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €516 thousand, €371 thousand and €768 thousand in 2013, 2012 and 2011 respectively. As of December 31, 2013, receivables (‘Net trade accounts and notes receivable’) amounted to €423 thousand. As of December 31, 2012, receivables from Dae You amounted to €350 thousand.

Interests of Experts and Counsel

 Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2013, total consolidated export net sales, which we define as sales made outside of France, were €19.5 million, which represented 81% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospital, clinics distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones.  The following information complies with new sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Security Exchange Act of 1934: in 2013 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, in 2013 we did not invoice  any medical equipment to the hospitals. We intend to continue to honor previous warranty commitments and will provide the necessary parts and disposables to allow patients to be treated with our devices

Legal Proceedings

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

No dividends were paid with respect to fiscal years 2007 through 2013, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors.  Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 3, 2014

Not applicable.

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

Trading Market

The following tables set forth, for the years 2009 through 2013, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2013	4.94	1.98
2012	2.85	1.43
2011	5.68	1.37
2010	6.97	1.89
2009	5.95	0.96

The following tables set forth, for the years 2012 and 2013, and through March 21, 2014, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
	$
2014:
Through March 21, 2014	3.69	2.87
2013:
First Quarter	4.94	1.98
Second Quarter	4.48	2.63
Third Quarter	2.96	2.38
Fourth Quarter	3.48	2.50
2012:
First Quarter	2.85	1.61
Second Quarter	2.29	1.60
Third Quarter	2.20	1.60
Fourth Quarter	2.35	1.43

The following table sets forth, for the most recent six months (from September 2013 through March 21, 2014), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
	$
2013:
September	2.70	2.40
October	3.48	2.50
November	2.86	2.52
December	3.12	2.71
2014:
January	3.40	2.87
February	3.69	2.89
March (through March 21, 2014)	3.56	2.98

Item 10. Additional Information

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of our by-laws (or statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our by-laws, a translation of which is provided in Exhibit 1.1 to this annual report. Each time they are modified which can only occur with the approval of a two third majority of our the shareholders present or represented at a shareholders’ meeting, we file copies of our  statuts with, and such by-laws are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316 488 204 RCS-LYON.

Our corporate affairs are governed by our by-laws and by Book II of the French Commercial Code, as amended.

Our by-laws were last updated in May 2013 to act the recent increase in share capital related to the issuance of additional shares in May 2013.

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

Board of Directors

The Board of Directors is currently composed of four members, all of them were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2013. See Item 6, ‘‘Directors, Senior Management and Employees’’. A director’s term ends at the end of the ordinary general shareholders' meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

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

Repurchase of Shares (French Law)

Pursuant to French law, the Company may not acquire its own shares except (a) to reduce its share capital under certain circumstances with the approval of the shareholders at an extraordinary general meeting or (b) to provide shares for distribution to employees under a profit sharing or a stock option plan.  However, the Company may not hold more than 10% of its shares then-issued. A subsidiary of the Company is prohibited by French law from holding shares of the Company and, in the event it becomes a shareholder of the Company, such shareholder must transfer all the shares of the Company that it holds.

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

The presence in person or by proxy of shareholders having not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 25% (in the case of any other extraordinary general meeting) of the shares entitled to vote is necessary to reach a quorum. If a quorum is not reached at any meeting, the meeting is adjourned. Upon reconvening of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 20% of the Shares is necessary to reach a quorum in the case of any other type of extraordinary general meeting.

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

Certain Exemptions (French Law)

Under the U.S. securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the current NASDAQ corporate governance requirements. For more information on these exemptions, see Item 16 G, ‘‘Corporate Governance —Exemptions from Certain NASDAQ Corporate Governance Rules.’’

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

On May 28, 2013, pursuant to a securities purchase agreement, we issued Investor Warrants which will expire on November 29, 2018.  The Investor Warrants are exercisable, from November 29, 2013, at the option of the holder, upon the surrender of the Investor Warrants to us and the payment in cash of the exercise price of $4.25 per ordinary share in the form of ADSs. We also issued Placement Agent Warrants with an exercise price of $5.00 per ordinary share in the form of ADSs. The Placement Agent Warrants are exercisable from November 29, 2013 and expire on May 28, 2016. With respect to both the Investor Warrants and the Placement Agent Warrants (together, the “May 2013 Warrants”), the exercise price is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares.  The holders of the May 2013 Warrants are entitled to 20 days’ notice before the record date for certain distributions to holders of our ordinary shares.  If certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of our assets, tender offer or exchange offer with respect to our ordinary shares or reclassification of our ordinary shares, the holders of the May 2013 Warrants will be entitled to receive thereafter in lieu of our ordinary shares, the consideration (if different from ordinary shares) that the holders of the May 2013 Warrants would have been entitled to receive upon the occurrence of the fundamental transaction as if the May 2013 Warrants had been exercised immediately before the fundamental transaction. If any holder of ordinary shares is given a choice of consideration to be received in the fundamental transaction, then the holders of the May 2013 Warrants shall be given the same choice upon the exercise of the May 2013 Warrants following the fundamental transaction. A copy of the form of Investor Warrant was furnished to the SEC on our report on Form 6-K dated May 28, 2013. The foregoing description is qualified in its entirety by reference to the full text of the Form 6-K.

Exchange Controls

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary.

Under current French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, vote securities of a French company. A non-resident of France must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership by a non-resident of France or a French corporation which is itself controlled by a foreign national, of 33 1/3 % or more of a French company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

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

French Taxation

The following summary of the French tax consequences of purchasing and disposing of Securities does not address the treatment of Securities that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2014.

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on Securities registered in the name of a nominee. Such holders should consult their own tax advisors about the consequences of owning and disposing of Securities.

French law provides for specific rules relating to trusts, in particular specific tax and filing requirements as well as modifications to wealth, estate and gift taxes as they apply to trusts. Given the complex nature of these new rules and the fact that their application varies depending on the status of the trust, the grantor, the beneficiary and the assets held in the trust, the following summary does not address the tax treatment of Securities held in a trust. If Securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of Securities.

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

Transfers of Securities issued by a listed French company such as EDAP will not be subject to French registration or stamp duty if such transfers are not evidenced by a written agreement (acte). However, if the transfer is evidenced by a written agreement executed either in France or outside France, the transfer of Securities will be subject to a registration duty of 0.1% assessed on the sale price.

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of shares or ADS are subject to a 0.2% French tax on financial transactions provided that EDAP’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French state. Pursuant to a ministerial regulation (arrêté) dated December 27, 2013, EDAP is not included in such list as a company whose market capitalization exceeds 1 billion euros as of December 1, 2013 and therefore, purchases of EDAP’s Securities are not subject to such tax.

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

A holder generally will be entitled to Treaty benefits in respect of Securities if he is concurrently:

~~•~~	the beneficial owner of Securities (and the dividends paid with respect thereto);

~~•~~
an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

~~•~~	not also a resident of France for French tax purposes; and

~~•~~	not subject to an anti-treaty shopping article that applies in limited circumstances.

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

This summary does not deal with Securities that are not held as capital assets, and does not address the tax treatment of holders of ADSs that acquire them in “pre-release” transactions or holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding Securities as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 5% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Securities is currently  subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.”  Dividends paid on the Securities will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC.  The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year.  In addition, we do not anticipate it becoming a PFIC for the 2014 taxable year (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends, if any, paid by us in 2013 to a U.S. holder would constitute “qualified dividends.”

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

Medicare Tax

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders  that are individuals, estates or trusts should consult their tax advisors regarding the effect of this legislation on their ownership and disposition of the Securities.

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

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2013, and also does not anticipate becoming a PFIC with respect to the year 2014. However, as discussed in Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company's control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company's assets), there can be no assurance that the Company will not become a PFIC in future years.

U.S. holders that held Securities at any time during the years when the Company was a PFIC and did not make certain U.S. tax elections (a "mark-to-market election" or a "QEF election") will be subject to adverse tax treatment.  For instance, such holders will be subject to a special tax at ordinary income tax rates on certain dividends that the Company pays and on gains realized on the sale of Securities (“excess distributions”) in all subsequent years, even though the Company ceased to qualify as a PFIC. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its Securities.  It may be possible, in certain circumstances, for a holder to avoid the application of the PFIC rules by making a "deemed sale" election for its taxable year that includes the last day of the Company’s last taxable year during which it qualified as a PFIC. The PFIC rules are extremely complex, and holders should consult their own tax advisers regarding the possible application of the PFIC rules to their Securities and the desirability and availability of a “deemed sale election.”

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

Not applicable.

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

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2013, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2013, approximately 81% of our total costs of sales and operating expenses were denominated in euro. During the same period, approximately 59% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2013 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €112,000 for the year ended December 31, 2013, compared to an increase of approximately €99,000 for the year ended December 31, 2012. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2013 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.312 million, €0.497 million and €0.728 million of our outstanding indebtedness at December 31, 2013, 2012 and 2011, respectively, were denominated in Japanese yen. Approximately €3.4 million, €6.2 million and €7.3 million of our outstanding indebtedness at December 31, 2013, 2012, and 2011, respectively, were denominated in U.S. dollars. In addition, we had approximately €1.9 million, €0.6 million and €3.1 million of cash denominated in U.S. dollars at December 31, 2013, 2012 and 2011, respectively, and €0.7 million, €0.9 million and €0.5 million of cash denominated in Japanese yen at December 31, 2013, 2012 and 2011, respectively.

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

Fees Payable to the Company by the Depositary

From January 1, 2013 to  March 21, 2014, the following amounts were paid by the Depositary to the Company: $90,000.00 and $ 8,808.59 respectively for administration of ADR program and for expenses linked to the assistance in printing, mailing and distributing assembly meetings materials and proxies.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2013. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.

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

  Management assessed the effectiveness of internal control over financial reporting as of December 31, 2013 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992 COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. This annual report does not include an attestation report of the company’s registered public accounting firm on the Company’s internal control over financial reporting due to the Company’s market capitalization remaining below $75 million at June 30, 2013.

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

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on November 20, 2012. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.  Our external auditors PricewaterhouseCoopers Audit (“PwC”) billed the following services related to our 2012 and 2013 financial years.

Nature of the Fees	2013 (in €)	2012 (in €)
Audit fees	220,000	120,000
All other fees (1)	-	8,800
Total	220,000	128,800
(1)
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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2013, there was no other purchase of equity securities of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

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

Exhibit Description

Number:
1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of May 28, 2013.
4.1
French version of Commercial Lease dated November 1, 2011 and Amendment No. 1 dated March 27, 2012, between Maison Antoine Baud and EDAP TMS France (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed on April 26, 2012)(1)

4.2
English language summary of Commercial Lease dated November 1, 2011 and Amendment No. 1 dated March 27, 2012, between Maison Antoine Baud and EDAP TMS France (incorporated herein by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed on April 26, 2012) (1)

4.3
Form of Amended and Restated Depositary Agreement between EDAP TMS SA and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843). (1)

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

4.9	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated May 28, 2013). (1)
4.10
Form of Securities Purchase Agreement dated March 23, 2013 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated May 28, 2013). (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of April 3, 2014.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers Audit.
15.2	Consent of Ernst & Young Audit.
101	Interactive Data File

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 3, 2014
/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 3, 2014
/s/ Eric Soyer
Eric Soyer
Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,
EDAP TMS S.A.
Vaulx-en-Velin

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of EDAP TMS S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Lyon, France, April 3, 2014

PricewaterhouseCoopers Audit

Represented by
/s/ Elisabeth L’hermite
Elisabeth L’hermite

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of EDAP TMS S.A.,

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders' equity and cash flows of EDAP TMS S.A. for the year ended December 31, 2011. These consolidated statements are the responsibility of EDAP TMS's management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated  statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of EDAP TMS S.A. for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG Audit
___________________________

Represented by
/s/ Nicolas Sabran
Nicolas Sabran

April 26, 2012
Lyon, France

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2013 and 2012
(in thousands of euros unless otherwise noted)

ASSETS	Notes	2013	2012
Current assets
Cash and cash equivalents	2	6,681	7,041
Current portion of net trade accounts and notes receivable	3	7,895	11,148
Other receivables	4	1,497	842
Inventories	5	4,698	4,263
Deferred tax assets	20-3	22	32
Other assets, current portion	6	331	367
Short-term investment	2	1,000	1,036
Total current assets		22,125	24,729
Property and equipment, net	7	1,655	2,035
Intangible assets, net	8	36	71
Goodwill	8	2,412	2,412
Deposits and other non-current assets		331	396
Net Trade accounts and notes receivable, non current	3	316	801
Total assets		26,874	30,444
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	5,435	6,336
Deferred revenues, current portion	10	826	885
Social security and other payroll withholdings taxes		760	729
Employee absences compensation		506	473
Income taxes payable		10	12
Other accrued liabilities	11	1,570	1,928
Short-term borrowings	13	2,208	2,095
Current portion of capital lease obligations	12	184	459
Current portion of long-term debt	14-1	90	207
Total current liabilities		11,589	13,124
Deferred revenues, non current	10	47	79
Capital lease obligations, non current	12	378	494
Non Convertible debentures	14-2	-	4,416
Financial instruments carried at fair value	14-3	3,439	1,754
Long-term debt, non current	14-1	239	415
Other long-term liabilities	15	1,897	1,999
Total liabilities		17,589	22,282
Shareholders’ equity
Common stock, €0.13 par value; 22,171,198 shares issued and 21,789,670 shares outstanding; 18,753,757 shares issued and 18,372,229 shares outstanding;
at December 31, 2013 and 2012, respectively		2,882	2,438
Additional paid-in capital		51,385	45,791
Retained earnings		(40,590)	(35,569)
Cumulative other comprehensive loss		(3,221)	(3,327)
Treasury stock, at cost; 381,528 at December 31, 2013 and 2012, respectively	16	(1,172)	(1,172)
Total shareholders’ equity	16	9,284	8,161
Total liabilities and shareholders’ equity		26,874	30,444

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2013, 2012 and 2011
(in thousands of euros except per share data and where otherwise noted)

	Notes	2013	2012	2011
Sales of goods		14,767	17,009	12,399
Sales of RPPs & leases		3,922	3,988	4,508
Sales of spare parts and services		5,375	5,021	5,365
Total sales		24,065	26,018	22,272
Other revenues	17	15	47	20
Total revenues		24,080	26,065	22,292

Cost of goods		(8,883)	(9,735)	(7,365)
Cost of RPPs & leases		(2,191)	(2,329)	(2,240)
Cost of spare parts and services		(3,686)	(3,568)	(3,830)
Total cost of sales		(14,761)	(15,632)	(13,435)

Gross profit		9,319	10,433	8,857

Research and development expenses	18	(2,595)	(2,659)	(2,436)
Selling and marketing expenses		(6,279)	(6,620)	(5,874)
General and administrative expenses		(3,200)	(3,185)	(3,044)

Loss from operations		(2,755)	(2,030)	(2,497)
Financial (expense) income, net	19	(901)	(4,594)	1,522
Foreign currency exchange gain (loss), net		(1,230)	(733)	482
Other income (expense), net		-	-	(50)
Income (loss) before taxes		(4,886)	(7,358)	(543)
Income tax (expense) benefit	20	(135)	(118)	(395)
Net income (loss)		(5,021)	(7,475)	(938)
Basic income (loss) per share	21	(0.24)	(0.43)	(0.07)
Diluted income (loss) per share	21	(0.24)	(0.43)	(0.07)
Basic Weighted average shares outstanding	21	20,593,720	17,556,395	13,345,004
Diluted Weighted average shares outstanding	21	20,593,720	17,556,395	13,345,004

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2013, 2012 and 2011
(in thousands of euros unless otherwise noted)

	2013	2012	2011
Net income (loss)	(5,021)	(7,475)	(938)
Other comprehensive loss:
Foreign currency translation adjustments	154	315	(274)
Provision for retirement indemnities	(48)	(52)	70
Comprehensive income (loss), net of tax	(4,915)	(7,213)	(1,143)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2013, 2012 and 2011
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2010	13,008,401	1,740	38,870	(27,154)	(3,386)	(1,172)	8,900
Net loss				(938)			(938)
Translation adjustment					(274)		(274)
Warrants and stock options granted	336,603		199				199
Capital increase		44	714				758
Provision for retirement indemnities					70		70
Balance as of December 31, 2011	13,345,004	1,784	39,784	(28,093)	(3,590)	(1,172)	8,714
Net loss				(7,475)			(7,475)
Translation adjustment					315		315
Warrants and stock options granted			881				881
Capital increase	5,027,225	654	5,126				5,780
Provision for retirement indemnities					(52)		(52)
Balance as of December 31, 2012	18,372,229	2,438	45,791	(35,569)	(3,327)	(1,172)	8,161
Net loss				(5,021)			(5,021)
Translation adjustment					154		154
Warrants and stock options granted			367				367
Capital increase	3,417,441	444	5,227				5,671
Provision for retirement indemnities					(48)		(48)
Balance as of December 31, 2013	21,789,670	2,882	51,385	(40,590)	(3,221)	(1,172)	9,284

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2013, 2012 and 2011
(in thousands of euros unless otherwise noted).

	2013	2012	2011
Cash flows from operating activities
Net income (loss)	(5,021)	(7,475)	(938)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,179	931	1,413
Change in fair value	630	3,915	(2,435)
Other Non-cash compensation	367	76	199
Change in allowances for doubtful accounts & slow-moving inventories	(663)	153	457
Change in long-term provisions	(127)	(51)	431
Net capital loss on disposals of assets	455	290	355
Deferred tax expense (benefit)	(65)	(52)	293
Operating cash flow	(3,246)	(2,213)	(225)
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	2,554	2,507	(172)
Decrease (Increase) in inventories	(961)	(330)	(264)
Decrease (Increase) in other assets	24	75	259
(Decrease) Increase in trade accounts and notes payable	(822)	(91)	508
(Decrease) Increase in accrued expenses, other current liabilities	(44)	(110)	(842)
Net increase (decrease) in operating assets and liabilities	751	2,051	(511)
Net cash used in operating activities	(2,495)	(162)	(737)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(528)	(334)	(756)
Net proceeds from sale of leased back assets	133	299	304
Acquisitions of property and equipment	(232)	(272)	(103)
Acquisitions of intangible assets	-	(44)	(11)
Acquisitions of short term investments, net	-	-	-
Net proceeds from sale of short term investments, net	36	536	-
Net proceeds from sale of assets	-	-	-
Increase (decrease) in deposits and guarantees, net	3	50	(47)
Net cash generated by (used in) investing activities	(589)	234	(612)
Cash flow from financing activities:
Proceeds from capital increase	5,671	1,898	758
Proceeds from long term borrowings, net of financing costs	2,950	1,821	210
Repayment of long term borrowings	(6,210)	(2,176)	(299)
Repayment of obligations under capital leases	(587)	(595)	(701)
Increase (decrease) in bank overdrafts and short-term borrowings	113	395	(295)
Net cash generated by (used in) financing activities	1,937	1,342	(328)
Net effect of exchange rate changes on cash and cash equivalents	788	727	(789)
Net increase (decrease) in cash and cash equivalents	(360)	2,141	(2,469)
Cash and cash equivalents at beginning of year	7,041	4,900	7,369
Cash and cash equivalents at end of year	6,681	7,041	4,900

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-13  Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 5 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €354 thousand, €469 thousand and €362 thousand for the years ended December 31, 2013, 2012 and 2011 respectively.

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

The research tax credit amounted to €561 thousand, €256 thousand and €411 thousand for the years ended December 31 2013, 2012 and 2011 respectively.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.  Advertising costs amounted to €391 thousand, €374 thousand and €652 thousand for the years ended December 31, 2013, 2012 and 2011 respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2013, the Company had four stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2013	2012(1)	2011(1)
Weighted-average expected life (years)	6.25	—	—
Expected volatility rates	71%	—	—
Expected dividend yield	—	—	—
Risk-free interest rate	1.35%	—	—
Weighted-average exercise price (€)	1.91	—	—
Weighted-average fair value of options granted during the year (€)	1.32	—	—

(1) The Company did not make any grants during the years ended December 31, 2012 and 2011.

1-21 Debentures and  warrants

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

On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of the then outstanding 2007 Convertible Debentures and 2007 Warrants.  Pursuant to the terms of the Exchange Agreement, certain holders agreed to exchange their outstanding securities for newly issued ordinary shares and an amount in cash (the ‘Option A Holders’), while all other holders (the ‘Option B Holders’) agreed to exchange their outstanding securities for new, non-convertible debentures due June 30, 2014 (the ‘2012 Non-convertible Debentures’) and new warrants (the ‘2012 Exchange Offer Warrants’). The Company closed the Exchange on January 25, 2012. The 2012 Non-convertible Debentures were recorded as a liability at their fair value at inception and subsequently valued on an amortized cost basis with changes recorded as a financial expense. The 2012 Exchange Offer Warrants were recorded as equity instruments and the Company used a Black-Scholes pricing model to determine their value at inception. On June 14, 2013, the Company fully redeemed its outstanding non-convertible Debentures. See Notes 14, 16 and 19 for further discussion.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Warrants:

The 2007 Warrants were issued to both the investors in the 2007 Convertible Debentures and to the bank that assisted the Company as the Placement Agent. The warrants issued to the investors in the convertible debentures (the “2007 Investor Warrants”) and the Placement Agent (the “2007 Placement Agent Warrants”) were evaluated at issuance under FASB ASC 480-10-25, ASC 815-40-15 and ASC 815-40-25 (formerly EITF 07-5 and 00-19, respectively) as freestanding instruments, as they were both legally detachable and separately exercisable from any other instruments. Based on this analysis, the 2007 Warrants were classified as a derivative liability because the Company may have been required to pay a net-cash settlement upon the occurrence of certain events outside the control of the Company. Specifically, Section 3(e) (Certain Adjustments-Fundamental Transaction) of the 2007 Warrants provided that under certain circumstances outside the control of the Company, the Company might be required, at the Holder’s election, to pay an amount of cash equal to the value of the warrant as determined in accordance with the Black-Scholes option pricing model. As a result, the 2007 Warrants did not qualify for a scope exception from derivative accounting under ASC 815-10-15-74(a) as it was not always within the Company’s control to settle the contract in its own shares and therefore did not meet the guidance of ASC 815-40-25.

The valuation model of the 2007 Investor Warrants used a binomial valuation model at inception to capture the complexity of the instruments. For subsequent years, the Company used a Black-Scholes valuation model with changes in fair value recorded as a financial expense or income. At December 31, 2012, all the 2007 Placement Agent Warrants had been exchanged for ADRs.

The 2012 Exchange Offer Warrants were issued to Option B Holders as part of the January 19, 2012 Exchange Agreement, closed on January 25, 2012. The warrants (also legally detachable and separately exercisable) do not provide for any net cash settlement in any circumstances. Specifically, the ‘Black- Scholes’ cash settlement provision has been eliminated in Section 3(e) of the 2012 Exchange Offer Warrants. Considering this and all the other relevant features of the 2012 Exchange Offer Warrants, the Company determined that the Warrants, which require settlement in shares, should be recognized as equity instruments. More specifically, the shares underlying the 2012 Exchange Offer Warrants were a fixed number of shares that were not redeemable outside of the Company’s control, and therefore the guidance of ASC 480-10-25 did not apply. Further, the 2012 Exchange Offer Warrants qualified for a scope exception from derivative accounting under ASC 815-10-15-74(a) as the New Warrants are both indexed to the Company’s own stock and can be classified in stockholders’ equity in the statement of financial position. See Note 7.6 for further discussion.

The Company used the Black-Scholes pricing model to value the 2012 Exchange Offer Warrants at inception.

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”) with warrants attached (the “March 2012 Investor Warrants”).  The Company also issued warrants to the placement agent, Rodman & Renshaw LLC (the “March 2012 Placement Agent Warrants” and together with the March 2012 Investor Warrants, the “March 2012 Warrants”).  The Company has accounted for the March 2012 Warrants as a liability and reflected this analysis in the Company’s financial statements filed for the year 2012.

The Company used the Black-Scholes pricing model to value the March 2012 Warrants at inception, with changes in fair value recorded as a financial expense or income.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued 3,000,000 new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”) with warrants attached (the “May 2013 Investor Warrants”).  The Company also issued warrants to the placement agent, H.C. Wainwright & Co., LLC (the “May 2013 Placement Agent Warrants” and together with the May 2013 Investor Warrants, the “May 2013 Warrants”).  As the May 2013 Warrants comprised the same structure and provisions than the March 2012 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the euro, the Company determined that the May 2013 Warrants should be accounted for as a liability.

The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with changes in fair value recorded as a financial expense or income.

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

1-23 New accounting pronouncements

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income" ("ASU 2013-02"). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. These disclosures may be presented on the face of the consolidated financial statements or in the notes thereto. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 had no effect on the consolidated financial position, results of operations or cash flows of the Company.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU No. 2013-11 provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance is effective for the Company’s interim and annual periods beginning December 15, 2014. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents  and  short term investments are comprised of the following:

	December 31,
	2013	2012
Total cash and cash equivalents	6,681	7,041
Short term investments	1,000	1,036
Total cash and cash equivalents, and short term investments	7,681	8,077

Short term investments are comprised of money market funds. The aggregate fair value of the short term investments is consistent with their book value. In 2013 and 2012, short term investments comprise €1.0 million pledged in favour of the bank as a collateral to a €1.0 million short term loan. See Note 13.

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2013	2012
Trade accounts receivable	8,566	12,938
Notes receivable	738	613
Less: allowance for doubtful accounts	(1,094)	(1,602)
Total	8,210	11,949
Less current portion	(7,895)	(11,148)
Total long-term portion	316	801

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to €163 thousand, €516 thousand and €191 thousand, for the years ended December 31, 2013, 2012 and 2011.

Long term portion consists mainly of capital leases of medical devices. Future minimum lease payments to be received over the five coming years are as follows:

December 31,

2014	274
2015	106
2016	54
2017	5
Total minimum lease payments	439

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2013	2012
Research and development tax credit receivable from the French State	561	256
Research and development subsidies receivable from the French State	494	90
Value-added taxes receivable	294	427
Other receivables from Government and public authorities	88	31
Others	60	38
Total	1,497	842

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2013	2012
Components, spare parts	3,650	4,032
Work-in-progress	876	566
Finished goods	910	600
Total gross inventories	5,436	5,198
Less: provision for slow-moving inventory	(737)	(934)
Total	4,698	4,263

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to an income of €162 thousand for the year ended December 31, 2013, an income of €186 thousand and an expense of €428 thousand for the years ended December 31, 2012 and 2011, respectively.

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2013	2012
Prepaid expenses, current portion	331	367
Total	331	367

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2013	2012
Equipment	7,984	8,097
Furniture, fixture, and fittings and other	2,833	2,921
Total gross value	10,817	11,018
Less: accumulated depreciation and amortization	(9,162)	(8,984)
Total	1,655	2,035

Depreciation and amortization expense related to property and equipment amounted to €726 thousand, €802 thousand, and €870 thousand for the years ended December 31, 2013, 2012 and 2011, respectively.

Capitalized costs on equipment held under capital leases of €3,273 and €3,639 thousand are included in property and equipment at December 31, 2013 and 2012, respectively. Accumulated amortization of these assets leased to third parties was €2,624 thousand and €2,646 thousand, at December 31, 2013 and 2012, respectively. Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €363 thousand, €331 thousand and €333 thousand for the years ended December 31, 2013, 2012 and 2011, respectively.

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted ASC 350, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. ASC 350 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2013.

The Company completed the required annual impairment test in the fourth quarter of 2013. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 15% for HIFU, 10% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Intangible assets consist of the following:

	December 31,
	2013	2012
Licenses	453	453
Trade name and trademark	558	658
Patents	412	412
Organization costs	363	363
Total gross value	1,785	1,886
Less: accumulated amortization	(1,749)	(1,814)
Total	36	71

 Amortization expenses related to intangible assets amounted to €32 thousand, €36 thousand and €14 thousand, for the years ended December 31, 2013, 2012 and 2011, respectively.

For the two coming years, the annual estimated amortization expense for intangible assets will be approximately €30 thousand.

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2013	2012
Trade accounts payable	4,958	5,820
Notes payable	477	516
Total	5,435	6,336

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2013	2012
Deferred revenues on maintenance contracts	731	600
Deferred revenue on RPP	16	50
Deferred revenue on sale of devices	121	304
Deferral of the gain on sale-lease-back transactions	5	9
Total	873	964
Less long term portion	(47)	(79)
Current portion	826	885

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2013	2012
Retirement indemnities	1,131	1,055
Provision for warranty costs	705	1,062
Accruals for social expenses	414	386
Conditional government subsidies	391	341
Value added tax payable	292	326
Accrued interests	3	139
Others	258	373
Total	3,194	3,682
Less non-current portion	(1,624)	(1,753)
Current portion	1,570	1,928

Conditional government subsidies are granted by French government to finance R&D project developments and are subject to reimbursement conditional to development milestones.

Changes in the provision for warranty costs are as follows:

	December 31,
	2013	2012
Beginning of year	1,062	1,287
Amount used during the year	(711)	(694)
New warranty expenses	354	469
End of year	705	1,062
Less current portion	(505)	(666)
Long term portion	200	396

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2013, this equipment consists of medical devices for an amount of €393 thousand and vehicles for an amount of   €170 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2013 are as follows:

December 31,

2014	205
2015	175
2016	143
2017	72
2018	13
Total minimum lease payments	608
Less: amount representing interest	(46)
Present value of minimum lease payments	563
Less: current portion	(184)
Long-term portion	378

Interest paid under capital lease obligations was €35 thousand, €53 thousand and €81 thousand for the years ended December 31, 2013, 2012 and 2011, respectively.

12-2 Operating leases

As of December 31, 2013, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract signed on November 2011 has a lease term of nine years expiring at the option of the lessee at the end of a first fixed six-year period, then a three-year period, through 2019 (i.e. in 2017 and 2019).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	France	Japan
2014	297	152
2015	297	94
2016	297	91
2017	272	91
2018	-	30
Total	1,163	458

Total rent expenses under operating leases amounted to €693 thousand, €772 thousand and €751 thousand for the years ended December 31, 2013, 2012 and 2011, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

13—SHORT-TERM BORROWINGS

As of December 31, 2013, short-term borrowings consist mainly of €1,206 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	October 21, 2014	Euribor + 0,7%

As of December 31, 2012, short-term borrowings consist mainly of €1,093 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	October 19, 2013	Euribor + 0,5%

14—LONG TERM DEBT, DEBENTURES AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

14-1 Long-term debt:

	December 31,
	2013	2012
Japanese yen term loan	312	497
Italy term loan	9	114
Malaysia term loan	7	11
Total long term debt	328	622
Less current portion	(90)	(207)
Total long-term portion	239	415

As of December 31, 2013, long-term debt in Japan consists of 3 loans in Yen with the following conditions:

	Initial Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	10,000,000	March 31, 2015	2.30%
	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	2.10%

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

As of December 31, 2013, long-term debt in Italy consists of a loan in euro of an initial amount of €404 thousand with an interest rate at Euribor + 1.9% due to mature on February 28, 2014.

14-2 Debentures:

	December 31,
	2013	2012
Non Convertible debentures	-	4,416
Less current portion	-	-
Total long-term portion	-	4,416

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

Under the Exchange Agreement, the Company undertook that in the event the Company raises capital then the Company shall be required to apply 40% of the net proceeds to redeem the New Debentures in whole or in part. The Exchange Agreement provided also for certain cases of early redemption at the election of the Holders of the New Debentures such as a change of control transaction or other types of fundamental transactions.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Under the Exchange Agreement, the Company also committed to certain covenants including not to pay cash dividends or distribution on any equity securities of the Company as long as any of the New Debentures remain outstanding.

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

On June 14, 2013, the Company fully redeemed its $8.0 million outstanding long-term debt by using a portion of the net proceeds from the $12.0 million May 2013 Placement.

14-3 Financial instruments carried at fair value:

	December 31,
	2013	2012
Investor Warrants	3,150	1,571
Placement Agent Warrants	289	183

Total	3,439	1,754
Less current portion	-	-
Total long-term portion	3,439	1,754

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued 2,812,500 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”), at a price of $2.00 per share, with warrants attached (the “March 2012 Investor Warrants”).  The March 2012 Investor Warrants allow investors to purchase up to 1,406,250 shares in the form of ADSs at an exercise price of $2.75. The March 2012 Investor Warrants are exercisable immediately and expire on March 28, 2017. The Company also issued warrants to purchase up to 168,750 shares in the form of ADSs to the placement agent, Rodman & Renshaw LLC, with an exercise price of $2.50 (the “March 2012 Placement Agent Warrants” and together with the Investor Warrants, the “March 2012 Warrants”).  The March 2012 Placement Agent Warrants are exercisable from September 24, 2012 and expire on October 21, 2016.  Total gross proceeds for the March 2012 Placement amounted to $5.625 million (€ 4.214 million), out of which $2.429 million (€1.821 million) allocated to the Investor and Placement Agent Warrants based on their fair value and accounted for as liability, and the remaining $3.196 million (€2.393 million) allocated to the share capital increase.

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

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued 3,000,000 new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”), at a price of $4.00 per share, with warrants attached (the “May 2013 Investor Warrants”).  The May 2013 Investor Warrants allow investors to purchase up to 1,500,000 shares in the form of ADSs at an exercise price of $4.25. The May 2013 Investor Warrants are exercisable as from November 29, 2013 and expire on November 29, 2018. The Company also issued warrants to the placement agent, H.C. Wainwright & Co., LLC with an exercise price of $5.00 per share (the “May 2013 Placement Agent Warrants” and together with the May 2013 Investor Warrants, the “May 2013 Warrants”),  The May 2013 Placement Agent Warrants are exercisable from November 29, 2013 and expire on May 28, 2016.  As the May 2013 Warrants comprised the same structure and provisions than the March 2012 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the May 2013 Warrants should be accounted for as a liability. Total gross proceeds for the May 2013 Placement amounted to $12 million (€ 9.270 million), out of which $3.817 million (€2.950 million) allocated to the Investor and Placement Agent Warrants based on their fair value and accounted for as liability, and the remaining $8.183 million (€6.320 million) allocated  to the share capital increase (see note 16-1).

The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with changes in fair value recorded as a financial expense or income.

Fair Value of  the March 2012 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $1.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 1.05%
-	Share price volatility: 120%
-	Dividend rates: 0%

As of December 31, 2012, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.04
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.59%
-	Share price volatility: 113%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.9%
-	Share price volatility: 72%
-	Dividend rates: 0%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On that basis, the unit fair value of the Investor Warrants was $1.55 per warrant at inception date, $1.47 per warrant as of December 31, 2012, and $1.50 per warrant as of December 31, 2013. The total fair value for the  Investor warrants was $2.173 million at inception date, $2.073 million as of December 31, 2012 and $2.100 million as of December 31, 2013.

Fair Value of  the March 2012 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $1.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.92%
-	Share price volatility: 120%
-	Dividend rates: 0%

As of December 31, 2012, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.04
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.50%
-	Share price volatility: 113%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.68%
-	Share price volatility: 72%
-	Dividend rates: 0%

On that basis, the unit fair value of the Placement Agent Warrants was $1.52 per warrant at inception date,  $1.43 per warrant as of December 31, 2012 and $1.48 per warrant as of December 31, 2013. The total fair value for the Placement Agent warrants was $0.256 million at inception date, $0.242 million as of December 31, 2012, and $0.250 million as of December 31, 2013.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of  the May 2013 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $3.96
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.07%
-	Share price volatility: 71%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.95
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.71%
-	Share price volatility: 71%
-	Dividend rates: 0%

On that basis, the unit fair value of the Investor Warrants was $2.35 per warrant at inception date, and $1.50 per warrant as of December 31, 2013. The total fair value for the Investor warrants was $3.525 million at inception date and $2.245 million as of December 31, 2013.

Fair Value of  the May 2013 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $3.96
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.36%
-	Share price volatility: 72%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.95
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.55%
-	Share price volatility: 72%
-	Dividend rates: 0%

On that basis, the unit fair value of the Placement Agent Warrants was $1.62 per warrant at inception date, and $0.83 per warrant as of December 31, 2013. The total fair value for the Placement Agent warrants was $0.292 million at inception date and $0.150 million as of December 31, 2013.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

14-4 Long-term debt, Debentures and Financial instruments maturity:

 Long-term debt, Debentures and Financial instruments carried at fair value at December 31, 2013 mature as follows:

2014	90
2015	72
2016	355
2017	1,587
2018	1,665
Total	3,768

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2013	2012
Provision for retirement indemnities (Japan & France)	1,128	1,016
Provision for employee termination indemnities (Italy)	273	246
Provision for warranty costs, less current portion	200	396
Conditional government subsidies, less current portion	296	341
Total	1,897	1,999

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2013 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The provision is management best estimate based on the following assumptions as of year-end:

	Pension Benefits – France
	2013	2012	2011

Discount rate	3.30%	3.20%	4.70%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	24	24	25

	Pension Benefits – Japan
	2013	2012	2011

Discount rate	1.40%	1.60%	1.00%
Salary increase	2.00%	1.50%	1.50%
Retirement age	60	60	60
Average retirement remaining service period	16	15	15

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

In 2013, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non current liabilities	491	637
Current liabilities	-	3
Accumulated other comprehensive income	7	(280)
Total	498	360

In 2012, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non current liabilities	517	498
Current liabilities	-	39
Accumulated other comprehensive income	(68)	(157)
Total	449	380

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2013:

France	2013	2012	2011

Change in benefit obligations
Benefit obligations at beginning of year	517	386	371
Service cost	39	29	31
Interest cost	17	18	17
Actuarial (gain) / loss	(75)	93	(33)
Amortization of net prior service cost	4	-	-
Benefits paid	(11)	(8)	-
Benefit obligations at end of year (1)	491	517	386

Unrecognized actuarial (gain) loss	27	38	(56)
Unrecognized prior service cost	(33)	30	31
Accrued pension cost	498	449	411

(1) The accumulated benefit obligation was €340 and €353 thousand at December 31, 2013 and 2012 respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Japan	2013	2012	2011

Change in benefit obligations
Benefit obligations at beginning of year	538	646	562
Service cost	46	61	68
Interest cost	7	6	6
Amortization of net loss	9	-	-
Actuarial (gain) / loss	156	(6)	37
Benefits paid		(93)	-
Exchange rate impact	(116)	(76)	47
Benefit obligations at end of year(1)	640	538	646

Unrecognized actuarial (gain) loss	280	157	199
Unrecognized prior service cost	-	-	-
Accrued pension cost	360	380	447

(1) The accumulated benefit obligation was €529 thousand and €474 thousand at December 31, 2013 and 2012, respectively.

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2013, EDAP TMS S.A.’s common stock consisted of 22,171,198 issued shares (including 3,000,000 new shares issued in the May 2013 Placement for an amount of €5,599 thousand after deduction of capital increase costs of €721 thousand) fully paid and with a par value of €0.13 each. 21,789,670 of the shares were outstanding.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of €25,831 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2013, the 381,528 shares of treasury stock consisted of (i) 190,238 shares acquired between August and December 1998 for €649 thousand, and (ii) 191,290 shares acquired in June and July 2001 for €523 thousand. All 381,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2013, EDAP TMS S.A. sponsored four stock purchase and subscription option plans:

On January 29, 2004, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Under this plan, 124,000 options are still in force on December 31, 2013.

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares. at a fixed price to be set by the Board of Directors.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months, between October 2007 and October 2011. The impact on 2011 operating income, in accordance with ASC 718 was €53 thousand and there was no more impact on 2012 and 2013 operating income. Under this plan, 416,838 options are still in force on December 31, 2013.

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 25, 2010 the total fair value of the options granted under this plan was €143 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2011 Operating Income was €56 thousand. The impact on 2012 operating income was €30 thousand. The impact on 2013 operating income was €15 thousand. Under this plan, 95,912 options are still in force on December 31, 2013.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier.  At June 24, 2010 the total fair value of the options granted under this plan was €328 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months; the impact on 2011 Operating Income was €90 thousand. The impact on 2012 operating income was €47 thousand. The impact on 2013 operating income was €26 thousand. Under this plan, 174,100 options are still in force on December 31, 2013.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of January 18, 2017 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2013 the total fair value of the options granted under this plan was €660 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months,. The impact on 2013 operating income, in accordance with ASC 718 was €327 thousand. Under this plan, 500,000 options are still in force on December 31, 2013.

As of December 31, 2013, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2013		2012		2011
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	810,850	3.18	830,025	3.23	906,775	3.19
Granted	500,000	1.91	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	(15,750)	3.17	(51,750)	3.03
Expired	-	-	(3,425)	2.02	(25,000)	2.08
Outstanding on December 31,	1,310,850	2.70	810,850	3.18	830,025	3.23
Exercisable on December 31,	743,347	3.27	675,844	3.38	621,516	3.50

Share purchase options available for grant on December 31	83,428		83,428		72,003

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2013:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
3.99	416,838	3.8	3.99	416,838	3.99
2.60	124,000	0.2	2.60	124,000	2.60
2.38	174,100	6.5	2.38	130,575	2.38
1.91	500,000	9.0	1.91	-	-
1.88	95,912	6.5	1.88	71,934	1.88
1.88 to 3.99	1,310,850	6.0	2.70	743,347	3.27

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2013, and changes during the year ended December, 2013, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2013	135,006	1.45
Granted	500,000	1.32
Vested	(67,503)	1.45
Forfeited	-	-
Non-vested at December 31, 2013	567,503	1.34

16-6 Warrants

On January 25, 2012, pursuant to the Exchange Agreement, we issued warrants (the “2012 Exchange Offer Warrants”)  to purchase 408,691 newly issued ordinary shares, to certain holders of the New Debentures, at an exercise price equal to the par value per share. The 2012 Exchange Offer Warrants are exercisable immediately and will expire on January 24, 2022. The fair value of the 2012 Exchange Offer Warrants at inception amounts to €805 thousand.

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

On January 16, 2013, the holders exercised in full the 408,691 2012 Exchange Offer Warrants.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

17—OTHER REVENUES

Other revenues consist of the following:

	2013	2012	2011
Grants and others	15	47	20
Total	15	47	20

In 2013, 2012 and 2011, other revenues mainly consist of sales of a license.

18—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2013	2012	2011
Gross research and development expenses	(3,711)	(3,654)	(2,851)
Research Tax Credit	561	256	411
Grants	555	739	4
Net Research and development expenses	(2,595)	(2,659)	(2,436)

In 2013 and 2012, grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of prostate cancer.

19—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2013	2012	2011
Interest income	59	126	185
Interest expense	(1,967)	(2,065)	(875)
Depreciation of prepaid expenses on debt grant	-	(31)	(224)
Changes in fair value of the 2007 Convertible Debentures	-	(282)	1,301
Changes in fair value of the warrants	1,007	(92)	1,133
Impact from the January 2012 Exchange Agreement	-	(2,250)	-
Total	(901)	(4,594)	1,522

In 2013, interest expense on the 2012 Non-convertible Debenture amounted to €1,889 thousand, of which €252 thousand expense for the payment of the 9% interest coupon.

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

The 2007 Convertible Debenture was recorded at fair value. As a result of the January 2012 Exchange Offer, the 2007 Convertible Debt was remeasured, which resulted in a loss of €2,250 thousand in 2012.

20—INCOME TAXES

20-1 Loss before income taxes

Loss before income taxes is comprised of the following:	2013	2012	2011
France	(2,018)	(5,392)	1,192
EDAP Inc, U.S.A.	(2,060)	(1,739)	(1,146)
Other countries	(808)	(227)	(589)
Total	(4,886)	(7,358)	(543)

20-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2013	2012	2011
Current income tax expense:
France	(101)	(102)	(95)
Other countries	(24)	(22)	(45)
Sub-total current income tax expense	(125)	(124)	(140)
Deferred income tax (expense) benefit:
France	(2)	(2)	(0)
Other countries	(7)	8	(255)
Sub-total deferred income tax (expense) benefit	(9)	6	(255)
Total	(135)	(118)	(395)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

20-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2013	2012
Net operating loss carryforwards	21,732	19,563
Elimination of intercompany profit in inventory	136	119
Elimination of intercompany profit in fixed assets	68	122
Other items	663	689
Total deferred tax assets	22,599	20,493
Capital leases treated as operating leases for tax	(26)	(76)
Other items	(8)	(11)
Total deferred tax liabilities	(34)	(87)
Net deferred tax assets	22,565	20,406
Valuation allowance for deferred tax assets	(22,543)	(20,375)
Deferred tax assets (liabilities), net of allowance	22	32

Net operating loss carryforwards of €12,615 thousand, €1,600 thousand, €2,352 thousand, €408 thousand, €687 thousand, €168 thousand and €46,452 thousand as of December 31, 2013 are available at EDAP Technomed Inc., EDAP-TMS France S.A.S., Edap Technomed Co Ltd Japan, Edap Technomed Sdn Bhd Malaysia, EDAP TMS GmbH, EDAP Technomed Italia S.R.L. and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €21,732 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2013, €16,356 thousand out of these €,,21,732 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2014 through 2033. In accordance with ASC 740, a valuation allowance is recorded as realization of those amounts is not considered probable.

20-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2013	2012	2011
French statutory rate	33.3%	33.3%	34.4%
Income of foreign subsidiaries taxed at different tax rates	1.9%	0.4%	12.6%
Effect of net operating loss carry-forwards and valuation allowances	(51.5%)	(37.6%)	(287.3%)
Non taxable debt fair value variation	(4.3%)	(1.1%)	154.1%
Non deductible entertainment expenses	2.6%	1.9%	9.5%
Other	15.2%	1.5%	4%
Effective tax rate	(2.8%)	(1.6%)	(72.7%)

20-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2013 there is no uncertainty in the Company’s tax positions.

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

In March 2011, the Company engaged in a contentious procedure against the French Tax Authorities to contest this position and ask for the recuperation of the paid amounts. On December 6, 2013, the Company received notice from the French Administrative Courts that this contentious procedure was rejected.

The tax years that remain subject to examination by major tax jurisdictions are 2011, 2012 and 2013.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

21—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2013, 2012 and 2011 is as follows:

	For the year ended Dec. 31, 2013			For the year ended Dec. 31, 2012			For the year ended Dec. 31, 2011
	Loss in euro (Numera- tor)	Shares (Denominator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per-Share Amount
Basic EPS
Income (loss) available to common Shareholders	(5,021,229)	20,593,720	(0.24)	(7,475,490)	17,556,395	(0.43)	(938,636)	13,345,004	(0.07)

Effect of dilutive securities:
Stock options only in the money					-			-

Diluted EPS
Income (Loss) available to
common shareholders,
including assumed
Conversions	(5,021,229)	20,593,720	(0.24)	(7,475,490)	17,556,395	(0.43)	(938,636)	13,345,004	(0.07)

The effects of dilutive securities, representing a number of shares of 2,158,112, 388,256 and 8,981 for the years ended December 31, 2013, 2012 and 2011 respectively, were excluded from the calculation of earnings per share as a net loss was reported in these periods.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

23—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments was made in accordance with the requirements of ASC 820 ‘‘Disclosure about fair value of financial instruments’’ and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

ASC 820 defines three levels of inputs that may be used to measure fair value and requires that the assets or liabilities carried at fair value be disclosed by the input level under which they were valued. The input levels are defined as follows:
Level 1:	Quoted (unadjusted) prices in active markets for identical assets and liabilities that the reporting entity can access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:	Unobservable inputs for the asset or liability.

	ASC 820 Level	December 31, 2013	December 31, 2012
Assets:
Cash and cash equivalents	Level 1	6,681	7,041
Short term investments	Level 1	1,000	1,036
Liabilities:
Short-term borrowings	Level 1	2,208	2,095
Long-Term Debt	Level 1	328	622
Debentures	Level 3	-	4,416
Investor Warrants	Level 3	3,150	1,571
Placement Agent Warrants	Level 3	289	183

The recorded amount of cash and cash equivalents, short term investment and short-term borrowings are a reasonable estimate of their fair value due to the short-term maturities of these instruments.

The fair market value (Level 1 measurement) of the Company’s long-term debt is estimated using interest rate available to the Company in corresponding markets for debt with similar terms and maturities (see note 14-1 Long-term debt).

Concerning Investor and Placement Agent Warrants, the Company uses a Black-Scholes option pricing model. The fair value of the Warrants will change over time depending on the volatility and share price at balance sheet date (see note 14-3 - Financial instruments carried at fair value).

Concerning Debentures, they were recorded as a liability at their fair value at inception and subsequently valued on an amortized cost basis with changes recorded as a financial expense, using an effective interest rate of 35% (see notes 1-21 Debentures and 14-2 Debentures).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2012 to December 31, 2013:

All amounts in thousands Euros unless otherwise stated	As of Dec. 31, 2013	Impact of the May 2013 Placement		Fair-value adjustments & amortized costs		USD/EUR Exch. impact	As of Dec. 31, 2012
		Reimburse- ment of non- Convertible Debentures	New granted Warrants	FV adjust- ments (see note 19)	Amorti- zation costs
Outstanding nominal amount in thousand US Dollar	-	(8,000)	-	-	-	-	8,000
Non Convertible Debentures	-	(6,015)	-	-	1,637	(38)	4,416
TOTAL Debentures	-	(6,015)	-	-	1,637	(38)	4,416
Investor Warrants 2012	1,522	-		18	-	(67)	1,571
Placement Agent Warrants 2012	181	-		5	-	(7)	183
Investor Warrants 2013	1,628	-	2,725	(928)	-	(169)	-
Placement Agent Warrants 2013	109	-	225	(103)	-	(13)	-
Total Financial instruments carried at fair value	3,439	-	2,950	(1,007)	-	(256)	1,754
TOTAL =	3,439	(6,015)	2,950	(1,007)	1,637	(294)	6,170

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2011 to December 31, 2012:

All amounts in thousands Euros unless otherwise stated	As of Dec. 31, 2012	Impact of the January 2012 Exchange Agreement			Impact of the March 2012 Placement		Fair-value adjustments & amortized costs		USD/EUR Exch. impact	As of Dec. 31, 2011
		Cash	Exchange	Debt Issuan- ce Costs	Reimburse- ment of non- Convertible Debentures	New granted Warrants	FV adjust- ments (see note 19)	Amorti- zation costs
Outstanding nominal amount in thousand US Dollar	8,000	(500)	-	-	(2,000)	-	-	-	-	10,500
Convertible Debentures carried at fair value	-	(385)	(6,948)	-	-	-	282	-	(34)	7,085
Non Convertible Debentures	4,416	-	4,883	(171)	(1,526)	-	-	1,292	(62)
TOTAL Debentures	4,416	(385)	(2,065)	(171)	(1,526)	-	282	1,292	(96)	7,085
Investor Warrants 2007	-	-	(373)	-	-	-	178	-	-	195
Investor Warrants 2012	1,571	-	-	-	-	1,629	(75)	-	17	-
Placement Agent Warrants	183	-	-	-	-	192	(11)	-	2	-
Total Financial instruments carried at fair value	1,754	-	(373)	-	-	1,821	92	-	19	195
TOTAL =	6,170	(385)	(2,437)	(171)	(1,526)	1,821	374	1,292	(78)	7,280

The January 2012 Exchange Offer resulted in a loss of €2,250 thousand as detailed below.

Extinguishment of Convertible Debentures and cancellation of 2007 Warrants and issuance of New Debentures – See Notes 14-2 & 14-3	2,437
Issuance of new shares and warrants – See Statements of Shareholders Equity (See Note 16-7)	(4,687)
Financial loss from the 2012 January Exchange Agreement (See Note 19)	(2,250)

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.1 million and €1.6 million, for the years ended December 31, 2013 and 2012, respectively.

Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2013, 2012 and 2011, the Company did not generate significant revenue with a single customer.

25—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2013, there were no outstanding hedging instruments.

26—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the corporate activities of the holding Company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2013, 2012 and 2011 and the key balance sheet figures, by segment, for fiscal years 2013, 2012 and  2011.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2013	2012	2011
Segment operating loss	(2,755)	(2,030)	(2,497)
Financial income (expense), net	(901)	(4,594)	1,522
Foreign Currency exchange (losses) gains, net	(1,230)	(733)	482
Other income (expense), net	-	-	(50)
Income tax (expense) credit	(135)	(118)	(395)
Consolidated net loss	(5,021)	(7,475)	(938)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2013, 2012 and 2011:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2013
Sales of goods	1,747	13,020			14,767
Sales of RPPs & leases	2,335	1,588			3,922
Sales of spare parts and services	1,031	4,344			5,375
Total sales	5,113	18,952			24,065
External other revenues	15				15
Total revenues	5,128	18,952			24,080
Total COS	(2,490)	(12,271)			(14,761)
Gross margin	2,638	6,681			9,319
R&D	(1,097)	(525)		(973)	(2,595)
Selling and marketing expenses	(1,587)	(4,692)			(6,279)
G&A	(657)	(963)	(1,415)	(165)	(3,200)
Total expenses	(3,342)	(6,179)	(1,415)	(1,138)	(12,074)
Operating income (loss)	(704)	502	(1,415)	(1,138)	(2,755)
Total Assets	6,769	18,303	1,692	110	26,874
Capital expenditures	38	720			758
Long-lived assets	1,251	2,981	202	-	4,434
Goodwill	645	1,767	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2012
Sales of goods	1,884	15,126	-	-	17,009
Sales of RPPs & leases	2,695	1,293	-	-	3,988
Sales of spare parts and services	1,006	4,015	-	-	5,021
Total sales	5,585	20,433	-	-	26,018
External other revenues	47	-	-	-	47
Total revenues	5,632	20,433	-	-	26,065
Total COS	(2,909)	(12,723)	-	-	(15,632)
Gross margin	2,723	7,710	-	-	10,433
R&D	(920)	(746)	-	(992)	(2,659)
Selling and marketing expenses	(1,825)	(4,794)	-	-	(6,620)
G&A	(723)	(1,014)	(1,352)	(97)	(3,185)
Total expenses	(3,468)	(6,554)	(1,352)	(1,089)	(12,463)
Operating income (loss)	(746)	1,156	(1,352)	(1,089)	(2,030)
Total Assets	7,316	20,894	2,071	162	30,444
Capital expenditures	22	539	39	-	600
Long-lived assets	1,504	3,129	217	64	4,913
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2011
Sales of goods	1,442	10,957	-	-	12,399
Sales of RPPs & leases	3,270	1,238	-	-	4,508
Sales of spare parts and services	1,153	4,212	-	-	5,365
Total sales	5,865	16,407	-	-	22,272
External other revenues	20	-	-	-	20
Total revenues	5,885	16,407	-	-	22,292
Total COS	(2,621)	(10,815)	-	-	(13,435)
Gross margin	3,264	5,592	-	-	8,857
R&D	(950)	(792)	-	(694)	(2,436)
Selling and marketing expenses	(1,968)	(3,865)	(41)	-	(5,874)
G&A	(604)	(813)	(1,547)	(79)	(3,044)
Total expenses	(3,521)	(5,471)	(1,588)	(773)	(11,353)
Operating income (loss)	(257)	122	(1,588)	(773)	(2,497)
Total Assets	7,677	21,309	2,984	268	32,238
Capital expenditures	84	760	27	-	871
Long-lived assets	1,948	3,391	150	9	5,498
Goodwill	645	1,767	-	-	2,412

27—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow- moving inventory

Balance as of January 1, 2011	1,079	871
Charges to costs and expenses	191	428
Deductions: write-off and others	2	(133)
Balance as of December 31, 2011	1,272	1,166
Charges to costs and expenses	516	124
Deductions: write-off and others	(186)	(356)
Balance as of December 31, 2012	1,602	934
Charges to costs and expenses	186	225
Deductions: write-off and others	(693)	(422)
Balance as of December 31, 2013	1,094	737

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

28—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2013	2012	2011
Income taxes paid (refunds received)	118	143	143
Interest paid	293	401	38
Interest received	6	16	40

Non-cash transactions:	2013	2012	2011
Capital lease obligations incurred	64	137	29

29—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You  under this contract were €65 thousand, €61 thousand and €60 thousand for 2013, 2012 and 2011 respectively. As of December 31, 2013, payables to Dae You amounted to €66 thousand As of December 31, 2012, our payables to them amounted to €44 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €516 thousand, €371 thousand and €768 thousand in 2013, 2012 and 2011, respectively. As of December 31, 2013, receivables (‘Net trade accounts and notes receivable’) amounted to €423 thousand. As of December 31, 2012, receivables from Dae You amounted to €350 thousand.

30—SUBSEQUENT SIGNIFICANT EVENTS

Not applicable.