Form 20-F
period 2014-12-31
EDAP TMS SA
filed 2015-04-02
CIK 1041934

As filed with the Securities and Exchange Commission on April 2, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934,
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2014
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________
OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014:             24,865,420 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes   _____       No       __X__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                           Yes _____No__X__

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.Yes             X                  No  _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website , if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YesX No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  _____                      Accelerated filer              X                    Non-accelerated filer  _____

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP   X        International Financial Reporting Standards as issued by the International Accounting Standards Board             Other ___

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ____ Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  _____          No            X

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

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ “should,”  ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	the success of our HIFU technology;
-	the clinical and regulatory status of our HIFU devices;
-	the uncertainty of market acceptance for our HIFU devices;
-	the uncertainty in the U.S. FDA approval process for any of our devices and changes in FDA recommendations and guidance;
-	effects of intense competition in the markets in which we operate;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the market potential for our Sonolith i-move and our Focal Onedevices;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on our strategic suppliers;
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the seasonal nature of demand for medical devices;
-	risks associated with the current uncertain worldwide economic and financial environment;
-	risks associated with the March 2012 and May 2013 Warrants;
-	risks relating to ownership of our securities; and
-	risks relating to ongoing litigation, including securities litigation involving class actions

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated.  This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2014, 2013 and 2012 and the selected income statement data for the years ended December 31, 2014, 2013 and 2012 set forth below have been derived from our consolidated financial statements included in this annual report. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2014	2013	2012	2011	2010

INCOME STATEMENT DATA
Total revenues	26,785	24,080	26,065	22,292	23,708
Total net sales	26,252	24,065	26,018	22,272	23,202
Gross profit	11,201	9,319	10,433	8,857	9,455
Operating expenses	(12,937)	(12,074)	(12,463)	(11,353)	(13,272)
Income (loss from operations)	(1,736)	(2,755)	(2,030)	(2,497)	(3,818)
Income (loss) before income taxes	(396)	(4,886)	(7,358)	(543)	(11,778)
Income tax (expense) benefit	(116)	(135)	(118)	(395)	(939)
Net income (loss)	(512)	(5,021)	(7,475)	(938)	(12,717)
Basic earnings (loss) per share	(0.02)	(0.24)	(0.43)	(0.07)	(0.98)
Diluted earnings (loss) per share	(0.02)	(0.24)	(0.43)	(0.07)	(0.98)
Dividends per share(1)	—	—	—	—	—
Basic weighted average shares outstanding	23,601,428	20,593,720	17,556,395	13,345,004	13,008,401
Diluted weighted average shares outstanding	23,601,428	20,593,720	17,556,395	13,345,004	13,008,401

BALANCE SHEET DATA
Total current assets	26,615	22,125	24,729	25,032	29,865
Property and equipment, net	2,122	1,655	2,035	2,534	2,877
Total current liabilities	12,158	11,589	13,124	19,717	14,658
Total assets	32,154	26,874	30,444	32,238	35,938
Long-term debt, less current portion	2,434	3,678	6,585	720	10,075
Total shareholders’ equity	15,141	9,284	8,161	8,714	8,900
(1)
No dividends were paid with respect to fiscal years 2010 through 2013 and subject to approval of the annual shareholders’ meeting to be held in 2015 the Company does not anticipate paying any dividend with respect to fiscal year 2014. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€

2010	0.82	0.69	0.75	0.75
2011	0.77	0.67	0.72	0.77
2012	0.83	0.74	0.78	0.76
2013	0.78	0.72	0.75	0.73
2014	0.83	0.72	0.75	0.83
(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

                The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	High	Low	Average(1)	End of Month
	€	€	€	€
2014
September	0.79	0.76	0.78	0.79
October	0.80	0.78	0.79	0.80
November	0.81	0.80	0.80	0.80
December	0.83	0.80	0.81	0.83
2015
January	0.89	0.83	0.86	0.89
February	0.89	0.87	0.88	0.89
March, through March 20, 2015	0.95	0.89	0.93	0.93
(1)	The average of the Noon Buying Rate on each business day of the month.

On March 20, 2015, the Noon Buying Rate was U.S.$1.00 = €0.93.

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

We have incurred operating losses in each fiscal year since 1998 and may never achieve profitability. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize our lithotripsy and High Intensity Focused Ultrasound (“HIFU”) devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. For example, although our net sales for HIFU grew in 2014, this was not sufficient to offset the negative operating income in our UDS division, nor the cost of the clinical trials for our U.S. Food and Drug Administration (“FDA”) pre-market approval (“PMA”) submission and regulatory process for our Ablatherm device for treatment of low risk, localized prostate cancer and the cost of our corporate activities, thus resulting in a consolidated operating loss. We cannot guarantee that we will realize sufficient revenue to become profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Our future revenue growth and income depend, among other things, on the success of our HIFU technology.

Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years. However, we depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm and the Focal One to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is commercialized in the European Union, Canada and other countries; the Focal One is commercialized in the European Union, Saudi Arabia and Canada. However, neither the Ablatherm nor the Focal One is approved for commercial distribution in the United States. We submitted a PMA for Ablatherm in January 2013.

On November 6, 2014, following negative votes from the July 30, 2014 FDA Gastroenterology and Urology Devices Panel (“GUDP”) of experts, we received a letter from the FDA indicating that the Ablatherm was not approvable in its current form and providing specific guidance and recommendations as to a path forward. Following further discussions with the FDA, we now plan to seek clearance of Ablatherm HIFU by way of a direct de novo 510(k) application as opposed to the PMA application amendment we had been pursuing. Discussions with the FDA are still ongoing on the information required to support the application and although our team is now diligently focused on preparing the de novo application, given the challenging recommendations of the FDA with regards to our Ablatherm approval process, we do not know when we will be able to submit our de novo application. Once we submit our de novo application, the review of our submission may take longer than expected or may not meet the FDA’s requirements or recommendations which could delay approval, if we receive it at all.
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

We may not have sufficient funds to fund the FDA approval process for our Ablatherm device through completion and our ongoing operations.

We have been funding our clinical trials and panel preparation to support the FDA PMA submission for our Ablatherm device using the $17.4 million (€12.0 million) and $8.3 million (€6.1 million) net proceeds from financings we completed in October 2007 and June 2014, respectively. As of December 31, 2014, we had €12.1 million in cash and cash equivalents and short terms investments on hand. While we believe our working capital is, as of the date of this annual report, sufficient for our present working capital requirements, including to fund the de novo 510(k) application to the FDA for our Ablatherm, we may need to raise additional capital in the event of any changes in FDA regulatory process or recommendations regarding our application, significant delays with the FDA review, to fund our U.S. Ablatherm marketing roll-out strategy if and when clearance is granted or to fund new development projects. If funding is not available on acceptable terms, or at all, we may need to delay the approval process or decrease our operating expenses. See Item 5, “Operating and Financial Review and Prospect—Liquidity and Capital Resources.”

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

We may also be required to abandon previous strategies for regulatory approval, despite having made significant financial and time investments, or refocus our efforts on alternative regulatory strategies, resulting in increased costs and efforts of management, without any guarantee of success, which could materially adversely affect our business, financial condition and results of operations.

For example, with respect to our PMA application with the FDA for Ablatherm,  the FDA Gastroenterology and Urology Devices Panel (GUDP) voted negatively on the safety, efficacy and risk/benefit ratio for the use of our Ablatherm for the treatment of low-risk localized prostate cancer. On November 6, 2014, we received a letter from the FDA indicating that the Ablatherm was not approvable in its current form and providing specific guidance and recommendations as to a path forward. As a result of further discussions with the FDA, we now plan to seek clearance of Ablatherm HIFU for a prostate tissue ablation claim by way of a direct de novo 510(k) application as opposed to pursuing the PMA.

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA. The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources. For example, we are currently pursuing FDA approval for our Ablatherm device. Our U.S. ENLIGHT study of Ablatherm for treatment of low risk, localized prostate cancer began in 2007. Following the December 11, 2009 recommendations of the GUDP of the FDA’s Medical Devices Advisory Committee and our discussions with the FDA, after thoroughly evaluating all options, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study, completed the treatment of 134 patients in June 2010 and then entered into the required two-year follow-up phase, which was completed in June 2012. On January 31, 2013, we submitted our PMA to the FDA for our Ablatherm for treatment of low risk, localized prostate cancer. Following further discussions with the FDA, we now plan to seek clearance of Ablatherm HIFU by way of a direct de novo 510(k) application as opposed to the PMA application amendment we had been pursuing. Discussions with the FDA are still ongoing on the information required to support the application. Although our team is now diligently focused on preparing the de novo application, given the challenging recommendations of the FDA with regards to our Ablatherm approval process, we do not know when we will be able to submit our de novo application. Once we submit our de novo application, the review of our submission may take longer than expected or may not meet the FDA’s requirements which could delay approval, if we receive it at all.

Further, there can be no assurance that we will receive the required approvals for our products from the FDA or other regulatory authorities or, if we do receive the required approvals, that we will receive them on a timely basis, on the conditions and for the indications we seek, or that we will otherwise be able to satisfy the conditions of such approval, if any.

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

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and efficacy and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on evidence of the cost effectiveness of a therapy as compared to existing therapies and on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for full public reimbursement in Germany and Italy, in France, under certain conditions and partial reimbursement from private insurers in the United Kingdom..  On April 18, 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of an innovative process to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries.  Under this innovative process, French healthcare government authorities will review the clinical data gathered within the next five years in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that a definitive reimbursement code will be granted. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to seasonal demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. In 2014, 2013 and 2012 and, moreover, our operating cash flow was negative due to the cash requirements of operating activities, working-capital cash requirements, cash requirements of investing activity to expand our mobile activity and to expand the leasing of our products as part of our revenue-per-procedure (“RPP”) model, and sponsoring of the clinical trials in support of our PMA submission to the FDA of our Ablatherm solution for the treatment of prostate cancer in the United States and to expand our commercial lithotripsy activities in the United States, which we financed using cash and cash equivalents on hand. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a RPP basis), since each of these activities generates smaller immediate revenues than device sales. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in sales efforts as well as marketing and promotion tools, while there is no assurance that this will result in the increase in the demand for our products and services. It will also be affected by the expenses for our FDA de novo 510(k) application and regulatory process to seek the FDA’s clearance for our Ablatherm solution for ablation of prostatic tissue in the United States. There is no assurance that our cash flow will in fact be enough to do so or that clinical trials will be successful or that the FDA will grant approval to market our device.

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

Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. In contrast, procedures performed with our Ablatherm devices are not reimbursed in the European Union with the exception of Italy, Germany, in France under certain conditions, and in the UK  where procedures are partially reimbursed by either public healthcare systems or private insurers. We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

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

Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, the outcome of such claims may be highly uncertain. The medical device industry has been characterized by extensive patents and other intellectual property rights litigation. From time to time we receive letters from third parties drawing our attention to their patent rights. Our products, including our HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by our technical and management personnel. An adverse determination in any such litigation or proceeding to which we become a party could subject us to significant liability to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign certain products or subject us to injunctions preventing the manufacture, use or sale of the affected products. In addition to being costly, drawn-out litigation to defend or prosecute intellectual property rights could cause our customers or potential customers to defer or limit their purchase or use of our products until the litigation is resolved. See Item 4, ‘‘Information on the Company—High Intensity Focused Ultrasound Division—HIFU Division Patents and Intellectual Property’’ and Item 4, ‘‘Information on the Company—Urology Devices and Services Division—UDS Division Patents and Intellectual Property.’’

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

We are currently and may in the future be the target of securities class action or other litigation, which could be costly and time consuming to defend.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of its securities. This risk is especially relevant for us because innovative life sciences and medical device companies have experienced significant stock price volatility in recent years.

On August 4, 2014, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York, asserting that the Company, Marc Oczachowski, and Eric Soyer violated federal securities laws by issuing materially false and misleading statements that caused the price of our ADSs to be artificially inflated. An amended complaint alleges that the Company and Mr. Oczachowski breached their obligations under the Exchange Act in various ways, including by misrepresenting and failing to disclose allegedly material information about the safety and efficacy of treatment with Ablatherm-HIFU, and the Company’s interactions with the FDA. The complaint seeks unspecified damages, interest, costs, and fees, including attorneys’ and experts’ fees.  On December 31, 2014, we accrued $250,000 (€206,000) as legal costs to be incurred by the Company in relation to this litigation. In February 2015, the defendants, including the Company, filed a motion to dismiss. We cannot predict the outcome of this motion to dismiss. We believe we have valid defenses to this matter and intend to deny liability and defend our position  vigorously. We have notified our insurance carriers of this litigation and no determination can be made at this stage as to the likely outcome of the ongoing procedures and whether it will be material to us. Therefore, no loss contingency beyond legal costs of $250,000 has been booked with regard to this matter.

Such litigation, regardless of its outcome, and any additional litigation, if instituted, causes and could cause us to incur substantial costs and our management resources are and could be diverted to defending such litigation, which could adversely affect our financial condition or results of operations.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2014, approximately 81% of our total costs of sales and operating expenses were denominated in euro, while approximately 32% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2014, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

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

While we believe our working capital is, as of the date of this annual report, sufficient for our present working capital requirements, including to fund the de novo 510(k) application with the FDA for our Ablatherm through completion, we may need to raise additional capital in the event of any changes in FDA regulatory process or recommendations regarding our de novo 510(k) application, or significant delays in the preparation of our de novo 510(k) application or  the FDA review thereof, and/or to fund our U.S. Ablatherm marketing roll-out strategy if and when clearance is granted or to fund new development projects. If funding is not available on acceptable terms, or at all, we may need to delay the approval process, launch of new developments or decrease our operating expenses.

The issuance of ADSs upon exercise of outstanding warrants will cause immediate and substantial dilution to our existing shareholders.

The issuance of ADSs upon exercise of the warrants issued in March 2012 (the “March 2012 Warrants”) and in May 2013 (the “May 2013 Warrants”) will result in dilution of other shareholders since the selling shareholders may ultimately sell the full amount of ADSs issuable on exercise. Based on the total number of outstanding warrants as of April 2, 2015, and on the total number outstanding options to subscribe to new shares, up to 4,088,996 ADSs are issuable upon exercise, representing approximately 16.1% of our issued and outstanding share capital. Although no single warrant holder may exercise its Warrants if such exercise would cause it to own more than 9.99% of our outstanding ordinary shares, this restriction does not prevent each holder from exercising a portion of its holdings and selling those securities. In this way, each holder could sell more than this limit while never holding more than such limit.

On April 22, 2014, we filed a Form F-3 registration statement with the SEC to register ordinary shares and warrants for a maximum amount of $50 million, hence providing for registration of any future new ordinary shares issued for the purpose of raising capital. This registration statement was declared effective by the SEC on May 5, 2014. We issued and registered shares under this registration statement on June 2, 2014.

On June 30, 2014, our shareholders extended the validity of existing resolutions, and renewed the June 17, 2013 authorization to issue a maximum of 10 million new shares.

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

Risks Relating to Ownership of Securities

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price, causing you to lose some or all of your investment.

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in 2014 was 152,874, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2014 and December 31, 2013, was $6.05 and $1.15, and $4.94 and $1.98, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2013 was 77,719 as opposed to 144,032 for the same period of 2014. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

These broad market and industry factors may adversely affect the market price of our ADSs, regardless of our operating performance. If you invest in our ADSs, you could lose some or all of your investment.

 In addition, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. We are currently the subject of such litigation, and such litigation, regardless of its outcome, and any additional litigation, if instituted, causes and could cause us to incur substantial costs and our management resources are and could be diverted to defending such litigation, which could adversely affect our financial condition or results of operations.

We may issue additional securities that may be dilutive to our existing shareholders.

As described above, on June 30, 2014, our shareholders adopted resolutions allowing the Board of Directors to issue new shares in an aggregate maximum amount of 10 million shares. As of April 2, 2015, the maximum number of shares available to be issued is still 10 million.

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

On February 14, 2013, the EU Commission adopted a proposal for a Council Directive (the "Draft Directive") on a common financial transaction tax (the "FTT"). According to the Draft Directive, the FTT should have been implemented and should have entered into effect in eleven EU Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Spain, Slovakia, and Slovenia, the “Participating Member States”) towards the middle of 2014. Pursuant to the Draft Directive, the FTT was to be payable on financial transactions provided at least one party to the financial transaction is established or deemed established in a Participating Member State and there is a financial institution established or deemed established in a Participating Member State which is a party to the financial transaction, or is acting in the name of a party to the transaction.  The rates of the FTT were to be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives would have amounted to at least 0.1% of the taxable amount. The taxable amount for such transactions was in general to be determined by reference to the consideration paid or owed in return for the transfer.

The Draft Directive has not been adopted. A proposal combining a broader scope and lower rates is currently being discussed between Participating Member States, with the objective to make the FTT applicable as from January 1, 2016.

Prospective holders should therefore note, in particular, that any sale, purchase, or exchange of the Shares or ADSs could become subject to the FTT. The holder may be liable to itself pay this charge or reimburse a financial institution for the charge, and / or may affect the value of the Shares or ADSs.

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

Item 4. Information on the Company

We develop and market the Ablatherm and Focal One devices, advanced choices for HIFU treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option for localized prostate cancer with a low occurrence of side effects. Ablatherm is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option. It is also used for patients who failed a radiotherapy treatment. Focal One is a robot assisted HIFU device dedicated to the focal treatment of prostate cancer. In addition, we are developing HIFU technology for the treatment of certain other types of tumors. We also produce and commercialize medical equipment for treatment of urinary tract stones using ESWL and distribute other types of urology devices in certain countries.

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

On May 31, 2012, we aligned our management team to focus on the U.S. opportunities both in the lithotripsy market and the HIFU regulatory program and our CEO consequently relocated to the United States.

           On January 31, 2013, we submitted our PMA application to the FDA for our Ablatherm HIFU device for treatment of low risk, localized prostate cancer. Our submission included data from the ENLIGHT U.S. Phase II/III clinical trial, as well as data from our extensive worldwide database of treatment information and follow-up data from patients who have undergone HIFU therapy for prostate cancer. On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file and address questions and requests from the FDA reviewing team.

On May 28, 2013, we issued 3,000,000 ordinary shares in the form of ADSs to certain institutional investors in a registered direct placement (the “May 2013 Placement”), at a price of $4.00 per share, with warrants attached that allow investors to purchase up to 1,500,000 shares in the form of ADSs, at an exercise price of $4.25 per share.  We also issued warrants to purchase up to 180,000 shares to the placement agent, HC Wainwright and Co. LLC, at an exercise price of $5.00 per share. Following our May 2013 Placement, on June 14, 2013, we fully redeemed our $8.0 million outstanding long-term debt by using a portion of the net proceeds from the $12.0 million May 2013 Placement.

On June 2, 2014, we issued 3,000,000 ordinary shares in the form of ADSs to certain institutional investors in a registered direct placement (the “June 2014 Placement”), at a price of $3.11 per share.

Following the June 3, 2014 meeting with FDA, we provided the FDA with the requested additional information on our PMA file and completed our set of answers to the FDA’s questions on March 19, 2014.

On July 30, 2014, the FDA GUDP meeting was held in Washington DC to review our PMA file. The panel’s experts voted negatively on the safety, efficacy and risk/benefit ratio for the use of our Ablatherm for the treatment of localized low risk prostate cancer.

On November 6, 2014, we received a letter from the FDA indicating that the Ablatherm was not approvable in its current form and providing specific guidance and recommendations as to a path forward. To continue with the approval process and conforming FDA recommendations, we were required to submit a major amendment to our PMA, including additional information requested by the FDA, by April 29, 2015.

On March 9, 2015, we announced that based on a recent meeting with the FDA, we plan to seek clearance of Ablatherm HIFU by way of a direct de novo 510(k) application as opposed to the PMA application amendment we had been pursuing.

 The FDA indicated that while PMA approval would be required for specific claims regarding treatment of prostate cancer, a prostate tissue ablation claim could be cleared via a direct de novo 510(k) application. The de novo process was introduced by FDA for instances where a device is novel and there is therefore no suitable predicate device to support a standard 510(k) submission.  To qualify for the de novo pathway, the new device must also present no more than moderate risk.  Therefore, the Company plans to pursue a de novo pathway based on the discussions with FDA.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €8.2 million, €5.1 million and €5.6 million for 2014, 2013 and 2012, respectively. Those sales are generated in Europe and the rest of the world, excluding certain countries in Asia (including Japan) and the United States where our HIFU devices are not approved yet. Total net sales for the UDS division were €18.1 million (including €7.5 million in Asia and €10.6 million in Europe and the rest of the world), €19.0 million (including €8.2 million in Asia and €10.7 million in Europe and the rest of the world) and €20.4 million (including €11.4 million in Asia and €9.0 million in Europe and the rest of the world), each for 2014, 2013 and 2012, respectively.

See Note 26 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is quite seasonal and generally linked to lengthy hospital decision and investment processes. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €8.2 million to our consolidated net sales during the fiscal year ended December 31, 2014.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The HIFU Division markets two HIFU devices: the Ablatherm and the Focal One. The Ablatherm is dedicated to the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, South Korea, Canada, Australia, Taiwan, South Africa, New Zealand, the Philippines, Argentina, Mexico, Brazil, Russia, Venezuela, Peru and Ecuador.

With respect to the United States, following discussions with the FDA, we now plan to seek clearance of Ablatherm HIFU by way of a direct de novo 510(k) application as opposed to the PMA application amendment we had been pursuing. The FDA indicated that while PMA approval would be required for specific claims regarding treatment of prostate cancer, a prostate tissue ablation claim could be cleared via a direct de novo 510(k) application.

HIFU Division also produces and markets the Focal One device, a HIFU robotic device fully dedicated to the focal therapy of localized prostate cancer, thereby destroying targeted cancer cells only. Focal One is approved for commercial distribution in the European Union, Canada and Saudi Arabia. As of December 31, 2014, the HIFU division had an installed base of 98 Ablatherm machines, nine Focal One and 295 trained clinical sites worldwide were using this technology.

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

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•
Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this through a direct sales network in key European countries and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program. The HIFU division is seeking FDA approval to enter the U.S. market with our Ablatherm device. For more information on our FDA approval process, see “HIFU Clinical and Regulatory Status”.

•
Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. We recently entered into a multi-partner liver cancer development project organized by the HECAM (HEpatocellular CArcinoma Multi-technological) consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. EDAP’s focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive €2.4 million in non-dilutive financing from Bpifrance over the 5 year project period. In 2014, the HIFU division maintained expenses at levels similar to 2013 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering maintaining similar levels of R&D spending in 2015 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, the Company commercializes two products utilizing the HIFU technology. For both HIFU products, cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound; HIFU procedures are performed under general or spinal anesthesia.

The Ablatherm is an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. It consists of a treatment module, including a HIFU endorectal probe, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate using ultrasound imaging and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the probe  automatically moves and fires HIFU beams at each predefined lesion until the entire targeted area has been treated. At the same time, the physician is able to control and visualize the treatment in real time due to the integrated imaging system.

The Ablatherm is cleared for distribution in the European Union, South Korea, Canada, Australia, South Africa, New Zealand, the Philippines Taiwan, Mexico, Argentina, Brazil, Russia, Venezuela, Peru, Costa Rica and Ecuador. In support of our PMA for approval to enter the U.S. market, we filed data from our ENLIGHT U.S. Phase II/III clinical trial with the FDA on January 31, 2013. The FDA approval process is still ongoing. See ‘‘—HIFU Division Clinical and Regulatory Status.’’

The Focal One is a HIFU robotic device fully dedicated to the focal therapy of prostate cancer. Focal One combines the three essential components to efficiently perform a focal treatment of localized prostate cancer: (i) high-quality imaging to localize tumors with the use of magnetic resonance imaging (MRI) combined with real-time ultrasound, (ii) high precision of HIFU treatment focused on identified targeted cancer areas and (iii) immediate feedback on treatment efficacy utilizing Contrast-Enhanced Ultrasound Imaging. Focal One provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life. The Focal One device received CE Marking for European market clearance in June 2013 and is also approved in Canada and Saudi Arabia. We are also working to obtain clearance in other parts of the world.

HIFU Division Patents and Intellectual Property

As of December 31, 2014, the HIFU division’s patent portfolio contained 37 patents consisting of 15 patents in the United States, 20 patents in the European Union and Japan and two patents in both Israel and the rest of the world. They belong to 20 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2014, one U.S. patent covering specific HIFU treatment parameters expired. One patent covering the multi-channels HIFU transducer design was granted in Europe. A second patent covering an original transducer shape was granted in Europe, as well. These two patents are specifically dedicated to new applications in which a large volume of tissue necrosis is required in a short time.

Fourteen additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (six), the United States (four), and the rest of the world (four) are also under review. These patents relate to new transducer designs and associated electronics. One specifically covers the new technology embedded in the Focal One device. This patent was filed in France in 2013 and extended to Europe, Japan, the United States and China in 2014.  Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which give rise in some cases to the filing, followed by the grant of co-owned patents. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of HIFU devices using co-owned patents. Under these agreements, which last for the life of each co-owned patents we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

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

In March 2004, we obtained CE Marking, which currently allows us to market Ablatherm for the treatment of patients who failed radiotherapy.

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

In September 2010, a new clinical trial commenced in France and Norway to validate the new strategy of hemi-ablation treatment in radio-recurrent prostate cancer localized in a single lobe. This objective of focal treatment in patients with prostate cancer recurrence after radiotherapy is to reduce the risks of side effects in a very fragile population of patients. The preliminary results of the study were presented in June 2012 at the 5th International Symposium on Focal Therapy and Imaging in Prostate and Kidney Cancer at Duke University (NC, USA). This clinical trial has been expanded to include a cohort of 100 patients and to confirm the preliminary outcomes obtained on the first 48 patients.

In June 2011, a new clinical trial began in France and then extended to Belgium in 2012 to evaluate the new technical improvements in HIFU technology: the Dynamic Focusing technology. This technology gives the ability to target a more precise area within the prostate making the dynamic focusing technology the perfect tool for focal therapy. It also allows for the treatment of bigger prostates and for a more precise contouring of the gland providing a better control over sensitive areas responsible for continence and sexual functions. As a result,   the Dynamic Focusing technology has been incorporated into the new Focal One HIFU device.

In January 2014, a new clinical trial on multifocal HIFU treatments with the Focal One device began in France in six investigational centers. The aim of this study is to evaluate the efficacy and safety results of different focal HIFU treatment strategies. Thanks to Focal One technical capacities (Dynamic Focusing technology, elastic fusion of MRI and ultrasound images and Contrast Enhanced Ultrasound treatment validation) many focal treatments approaches are possible allowing for treatment that is individually tailored to the patient’s disease. In January 2015, the last patient was included in the above study, clinical results will be analyzed after 12 months follow-up.

Clinical and Regulatory Status in the United States

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

In December 2009, a Gastroenterology and Urology Devices Panel of the Medical Devices Advisory Committee (the “2009 Panel”) was convened by the FDA which clearly indicated that prospective data was recommended for endpoint evaluation of treatments for localized prostate cancer. As a result of the 2009 Panel’s discussion, we met with the FDA in January 2010 to further address options and alternatives to move forward with our HIFU trial in the U.S. The FDA confirmed the 2009 Panel’s recommendation for a prospective study and reiterated the 2009 Panel’s concerns regarding the concept of patient randomization and the follow-up period.

After thoroughly evaluating all options based on input from our clinical and regulatory advisors, in April 2010, we decided to discontinue enrollment of patients in the HIFU comparative arm of the study and informed the FDA of such decision. We completed the treatment of 134 patients in June 2010 the required two year follow-up phase was completed in June 2012. Clinical outcomes from these patients combined with our strong European long-term database formed the foundation of our PMA submission to the FDA on January 31, 2013.

On March 4, 2013, we received a positive administrative acceptance review notification from the FDA for our PMA application and on March 26, 2013, we received a Filing Review Notification from the FDA confirming that our PMA file contained all of the information needed to proceed with the substantive review.

On June 3, 2013 we held our 100-day meeting with the FDA to discuss our PMA file and to address the questions and requests from the FDA reviewing team. Following the 100-day meeting, we provided the FDA with the requested additional information on our PMA file and on March 19, 2014, we completed our set of answers to the FDA’s questions.

On July 30, 2014, the FDA GUDP meeting of experts was held to review our PMA. The panel voted negatively on the safety, the efficacy and the risk/benefit ratio for the use of our Ablatherm for the treatment of low-risk localized prostate cancer.

On November 6, 2014, we received a letter from the FDA indicating that the Ablatherm was not approvable in its current form and providing specific guidance and recommendations as to a path forward. These recommendations included (i) altering the indication for use to specify a patient population called “intermediate risk” and (ii) the possibility of using our existing European registry of patients as well as safety data from our previous IDE to support our PMA file. To continue with the approval process, and conforming FDA recommendations, we must submit a major amendment to our PMA, including additional information requested by the FDA, by April 29, 2015.

On March 9, 2015, we announced that based on a recent meeting with the FDA, we plan to seek clearance of Ablatherm HIFU by way of a direct de novo 510(k) application as opposed to the PMA application amendment we had been pursuing.

 The FDA indicated that while PMA approval would be required for specific claims regarding treatment of prostate cancer, a prostate tissue ablation claim could be cleared via a direct de novo 510(k) application. The de novo process was introduced by FDA for instances where a device is novel and there is therefore no suitable predicate device to support a standard 510(k) submission.  To qualify for the de novo pathway, the new device must also present no more than moderate risk.  Therefore, the Company plans to pursue a de novo pathway based on the discussions with FDA.

Discussions with the FDA are still ongoing on the information required to support the application. Although our team is now diligently focused on preparing the de novo application, given the challenging recommendations of the FDA with regards to our Ablatherm approval process, we do not know when we will be able to submit our de novo application. Once we submit our de novo application, the review of our submission may take longer than expected or may not meet the FDA’s requirements which could delay approval, if we receive it at all.

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

In 2014, the first clinical results of focal treatments with Ablatherm were published by Baco et al. in the British Journal of Urology International (“BJUInt”) and Van Velthoven et al. in Prostate Cancer magazine. Baco et al. published promising results of hemi-salvage HIFU (treatment of one lobe of the prostate) after External Beam Radiation Therapy (“EBRT”) and brachytherapy recurrences. In this fragile population of patients, the treatment of the infected lobe is reported to provide better functional outcomes and preserves quality of life. A similar approach of HIFU prostate hemi-ablation was presented by Van Velthoven et al. for primary care patients. With a maximum follow-up of 61 months the study showed a rate of 100% full continence and 75% erectile function preservation combined with only 11% of salvage treatment (re-HIFU in the contralateral lobe). Authors concluded primary zonal HIFU is a valid focal therapy strategy, safe and feasible in a day-to-day practice showing good promising results.

We have set up an extensive worldwide patient database called "@-registry." This on-line database is designed to compile treatment information and follow-up data for patients who have undergone HIFU for prostate cancer. The goal of the @-registry is to further demonstrate the safety, effectiveness and durability of Ablatherm. Information from the registry will be submitted to medical conferences for presentation and to peer-reviewed medical journals for publication. Based on more than 10,000 patients included into our @-registry database, we presented at the European Association of Urology (EAU) held in Paris in February 2012, an abstract presentation covering 5,662 primary patients, and an abstract covering 929 patients treated with Ablatherm after radiorecurrence with seven years follow-up that was elected "best poster" by the scientific committee. Thüroff et al presented a poster at the American Urology Association (AUA) 2014 on the long term HIFU retreatment rate, evaluating 2,632 patients. Thüroff et al concluded that technical development and adjuvant transurethral radical prostatectomy (“TURP”) before HIFU resulted in higher local efficacy and lower HIFU retreatment rates.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 220,800, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

The HIFU division believes that HIFU therapy could be expanded to other medical conditions, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. For example, we recently entered into a multi-partner liver cancer development project organized by the HECAM (HEpatocellular CArcinoma Multi-technological) consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. EDAP’s focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive €2.4 million in non-dilutive financing from Bpifrance over the 5 year project period.  However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.  For example, our licensee, Theraclion, obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors. See Item 4, “HIFU Division Patents and Intellectual Property.”

HIFU Competition

The principal current therapies for prostate cancer carry side effects that can seriously affect a patient’s quality of life. One of the current therapies is radical prostatectomy (surgery), which involves the ablation of the entire prostate gland. Radical prostatectomy requires several days of hospital stay and several weeks of recovery, usually with catheterization, and may result in partial and/or total urinary incontinence. In addition, it almost invariably renders patients impotent. A new surgical technique, nerve-sparing prostatectomy, has been developed to address that problem. However, the procedure can only be applied when the tumor is not located close to the surface of the prostate and requires a very skilled surgeon. Other therapies for localized prostate cancer include brachytherapy, a therapy that involves the implantation of radioisotopes into the prostate gland, EBRT and cryotherapy.

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

Other companies are working with HIFU for the minimally invasive treatment of tumors. See Item 3, “Risk Factors – Risks Relating to Competition.”

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

The HIFU division’s marketing efforts include the organization of information and training programs for urologists, mainly in key European countries where HIFU awareness is growing, comprehensive media and web programs to educate patients on the availability of HIFU technology to treat localized prostate cancer and strong participation in focused dedicated urological events. Our dedicated web site www.hifu-planet.com for patients and physicians is visited regularly. The information contained on that website is not incorporated by reference herein.

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €18.1 million to our consolidated net sales during the fiscal year ended December 31, 2014.

Our UDS business is quite seasonal and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith i-move and the Sonolith i-sys. As of December 31, 2014, the UDS division has sold 775 ESWL lithotripters worldwide to this date and actively maintained or otherwise serviced 608 installed lithotripters.

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

UDS Division Business Strategy

The business strategy for the UDS division is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. The UDS division manufactures its own products as part of EDAP TMS France SAS (“EDAP TMS France”), our wholly owned subsidiary. The key elements of the UDS division’s strategy are:

•
Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that a combination of continued investment in lowering end-user costs and offering innovative units that are easily adaptable to various treatment environments, as well as a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘—UDS Division Products’’.

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

•
Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that our FDA-inspected, ISO 9001 (V:2008) certified and ISO 13485 (V:2003) certified facilities allow us to offer manufacturing services to a wide range of potential medical equipment developers.

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
Saudi Arabia
Brazil

Sonolith i-sys	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		South Korea
United States
Japan
Australia
Colombia
Peru
South-East Asia
Argentina
Venezuela
Taiwan
Mexico
Costa Rica
Saudi Arabia
Singapore

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

The UDS division’s ESWL customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. To increase its penetration of the market segment of smaller hospitals and outpatient clinics, the UDS division developed the Sonolith i-move, an electroconductive lithotripter designed for smaller clinics. It is more compact than the Sonolith i-sys, which is more fully integrated and dedicated to larger hospitals and can be used as a urological workstation to perform endourological procedures. The Sonolith i-move, launched in 2010, brings a novel approach to the market by offering a wide range of configurations to suit various budgets and various local market needs. The Sonolith i-move has also been very successful thanks to its innovative Visio-Track ultrasound stone localization: a unique three dimensional virtual system that uses infrared stereovision technology to guide the treatment robotically.

UDS Division Patents and Intellectual Property

As of December 31, 2014, the UDS division’s patent portfolio contained nine patents consisting of one patent in the United States, six patents in the European Union and Japan and two patents in both Israel and the rest of the world. They belong to five groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

 Six patents, two in the United States, and four in the European Union and in Japan, are also in the examination process. These patents concern Sonolith i-sys and Sonolith i-move lithotripters. The UDS division’s patents cover both piezoelectric and electroconductive technologies associated to ESWL generator, localization systems and device design. The UDS division’s ongoing R&D objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

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

UDS Division Regulatory Status

The Sonolith i-move is available for commercial distribution in the European Union, South Korea, South-East Asia, Peru, Venezuela, Colombia, Costa Rica, Japan, United States, Taiwan, Singapore, Saudi Arabia, Mexico and Brazil. The Sonolith i-sys is available in the European Union, South Korea, Canada, United States, Peru, Colombia, Argentina, Venezuela, Mexico, Costa Rica, Japan, Australia, South-East Asia, Singapore, Saudi Arabia and Taiwan. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines and Sonolith Praktis, even though we discontinued the manufacture of these machines.

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

UDS Division Sales and Distribution of Products

The UDS division markets, sells and services its products through our direct sales and service platform in France, Italy, Germany, United States, Japan, South Korea, Malaysia and, most recently, in the United Arab Emirates through our representative office in Dubai. The UDS division also markets its products through agents and third-party distributors in several other countries.

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

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. EDAP TMS France’s facilities are also subject to scheduled inspections by the FDA. The FDA last visited our manufacturing site in June 2014 with no findings nor issuance of Form 483 observations. EDAP TMS France has obtained the ISO 9001 (V:2008) and ISO 13485 (V:2003) certifications, which indicate compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Taiwanese, Japanese and Canadian regulations, as well as with the U.S. Quality System Regulation. See ‘‘—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

Property and Equipment

We have one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 4,150 square meters and are leased to us under a renewable nine-year commercial lease agreement signed on November 1, 2011. We use this facility to manufacture our device portofolio.  We believe the terms of the lease reflect commercial practice and market rates. The manufacturing facility, and principal offices, which we utilize to manufacture and/or assemble all of our products, have ISO 9001 and ISO 13485 certifications. We are not aware of any environmental issues that could affect utilization of the facility.

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

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated CGMP, labeling, and pre-market notification (known as ‘‘510(k)’’).  Most Class I devices are exempt from premarket notification and/or GMP regulations. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. The FDA may require the submission of clinical data as part of pre-market notifications for Class II devices. The FDA recently introduced the de novo 510(k) process for Class II devices for instances where a device is novel and there is therefore no suitable predicate device to support a standard 510(k) submission. To qualify for the de novo pathway, the new device must also present no more than moderate risk.  Class III devices are those that must receive PMA by the FDA to ensure their safety and effectiveness. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an IDE from the FDA before commencing human clinical trials in the United States in support of the PMA. The lithotripsy range of products has been reclassified by the FDA as a Class II device. Our HIFU devices, Ablatherm or Focal One devices, have been classified so far as Class III devices and have not yet been approved by FDA. However, following a recent meeting with the FDA, the Agency indicated that while PMA approval would be required for specific claims regarding treatment of prostate cancer, a prostate tissue ablation claim could be cleared via a Direct De Novo 510(k) application. Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the U.S. Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors (or its representative, the GMED, in France) in the past few years. In June 2014, the FDA conducted an inspection of our manufacturing processes and facility  with no findings nor issuance of Form 483 observations.

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

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2014, 2013 and 2012 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

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

Revenue Recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing or, acceptance criteria that can be subjectively interpreted by the customer or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. We provide training and provide a minimum of one-year warranty upon installation. We accrue the estimated warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

Sales of RPP treatments and leases:

Revenues related to the sale of HIFU treatments invoiced on a RPP basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

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

On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of the then outstanding 2007 Convertible Debentures and 2007 Warrants.  Pursuant to the terms of the Exchange Agreement, certain holders agreed to exchange their outstanding securities for newly issued ordinary shares and an amount in cash (the “Option A Holders”), while all other holders (the “Option B Holders”) agreed to exchange their outstanding securities for new, non-convertible debentures due June 30, 2014 (the “2012 Non-convertible Debentures”) and new warrants (the “2012 Exchange Offer Warrants”). The Company closed the Exchange on January 25, 2012. The 2012 Non-convertible Debentures were recorded as a liability at their fair value at inception and subsequently valued on an amortized cost basis with changes recorded as a financial expense. The 2012 Exchange Offer Warrants were recorded as equity instruments and the Company used a Black-Scholes pricing model to determine their value at inception. On June 14, 2013, the Company fully redeemed its outstanding 2012 Non-convertible Debentures. See Notes 1-21, 14, 16 and 19 to our consolidated financial statements.

Warrants

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

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented approximately 33% of our total consolidated net sales in 2014. Net sales of goods in Asia represented approximately 38% of such sales in 2014 and consisted primarily of sales of ESWL lithotripters, Ablatherm-HIFU devices and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 40% of such sales in 2014 and related primarily to ESWL lithotripters, reflecting the fact that approximately 49% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve is located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2014, approximately 81% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 32% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above, amounted to €2.9 million, €2.6 million and €2.7 million in 2014, 2013 and 2012, respectively, representing approximately 10.9%, 10.8% and 10.2% of total revenues in 2014, 2013 and 2012, respectively. Consolidated research and development expenses included research and development government grants and tax credits of €0.8 million, €1.1 million and €1.0 million in 2014, 2013 and 2012, respectively. Research and development costs in 2014, 2013 and 2012 included clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer (the cost of which represented 4.5% of total revenues in 2014). Beginning in 2015, management expects the budget for research and development expenses in Europe (excluding expenses related to the FDA market clearance process in the United States for Ablatherm-HIFU) to level off at approximately 10% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €6.7 million in 2014, €6.3 million in 2013 and €6.6 million in 2012. Selling and marketing expenses included allowances for doubtful accounts of €0.4 million in 2014, €0.2 million in 2013 and €0.5 million in 2012. The €0.4 million or 6.4% increase in selling and marketing expenses from 2013 to 2014 was primarily a result of higher depreciations on receivable accounts. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm and Focal One HIFU technology’s status as a standard of care for prostate cancer in Europe, and to sustain the Company’s worldwide market position in lithotripsy, including in the United States where the Company’s full range of lithotripsy products is now approved.

In 2014, 2013 and 2012, our ESWL sales activity benefited from continued product innovation and the success of our Sonolith i-sys device launched in 2007 and our Sonolith i-move device launched in 2010, together with a sustained commercial effort which allowed us to capture market share in both the European, Asian and U.S. markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect total market volumes to remain stable at current levels in the foreseeable future.

We believe that our results of operations in the near future will be affected by our ability to grow our sales volumes both in the prostate cancer and the lithotripsy markets, along with our ability to control expenses in connection with the development, marketing and commercial launch of HIFU applications, and the continuation of the regulatory process for Ablatherm in the United States. See ‘‘—Liquidity and Capital Resources.’’

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year Ended December 31, 2013

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 26 to our consolidated financial statements.

(in millions of euros)	2014	2013

Total revenues	26.8	24.1
Total net sales	26.3	24.1
Of which HIFU	8.2	5.1
Of which UDS	18.1	19.0
Total cost of sales	(15.6)	(14.8)
Gross profit	11.2	9.3
Gross profit as a percentage of total net sales	42.7%	38.7%
Total operating expenses	(12.9)	(12.1)
Income (loss) from operations	(1.7)	(2.8)
Net income (loss)	(0.5)	(5.0)

Total  revenues

Our total revenues increased 11.2% from €24.1 million in 2013 to €26.8 million in 2014, principally due to the increase in HIFU machine sales.

HIFU division. The HIFU division’s total revenues increased 70.0% to €8.7 million in 2014 as compared to €5.1 million in 2013.

The HIFU division’s net sales of medical devices increased 303.9% to €4.5 million in 2014, with four Ablatherm units and six Focal One units sold, as compared to €1.1 million and three HIFU units sold in 2013.

Net sales of RPP treatments decreased 20.5% to €1.8 million in 2014.

Net sales of consumables and net sales of HIFU-related spare parts, supplies, leasing and services increased from €1.7 million in 2013 to €1.9 million in 2014.

Other HIFU-related revenues were €518 thousand  from €15 thousand in 2013  and were comprised of license-based revenues from Theraclion.

UDS division. The UDS division’s total revenues decreased 4.7% from €19.0 million in 2013 to €18.1 million in 2014, mostly due to the decrease in lithotripsy machine sales.

The UDS division’s net sales of medical devices decreased 14.5% from €11.0 million in 2013 to €9.4 million in 2014 with 42 devices sold in 2014 compared to 45 units sold in 2013.

Net sales of UDS-related spare parts, supplies, RPP, leasing and services increased 8.6% from €8.0 million in 2013 to €8.7 million in 2014, as a result of the larger installed base of lithotripsy machines.

Cost of sales.

Cost of sales increased 5.6% from €14.8 million in 2013 to €15.6 million in 2014, and represented 59.4% as a percentage of net sales in 2014, down from 61.3% as a percentage of net sales in 2013.

Operating expenses.

Operating expenses increased 7.1%, or €0.9 million, from €12.1 million in 2013 to €12.9 million in 2014. Operating expenses included R&D grants and tax credits of €797thousand and €1,12 million in 2014 and 2013, respectively. The increase in operating expenses included a favorable exchange rate impact of €0.2 million. The costs associated with the FDA PMA trial increased 7.5% to €1.2 million in 2014 and reflected the preparatory work for the FDA Advisory Committee Panel and subsequent file completion work.

Marketing and sales expenses increased €0.4 million, or 6.4%, mostly due to the increase in sales-related bonuses and the increase in depreciation of receivables.

Research and development expenses increased 13.0% at €2.9 million in 2014 from €2.6 million in 2013, and comprised R&D grants and tax credits of €0.8 million and €1.12 million in 2014 and 2013, respectively, and costs of the FDA PMA trials of €1.2 million and 1.1 million in 2014 and 2013, respectively.

General and administrative expenses increased 4.0% to €3.3 million in 2014.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €1.8 million in 2014, as compared to a consolidated operating loss of €2.8 million in 2013.

We realized an operating profit in the HIFU division of €1.2 million in 2014, as compared with an operating loss of €0.7 million in 2013, and an operating loss in the UDS division of €0.2 million in 2014, as compared to an operating profit of €0.5 million in 2013.

Financial (expense) income, net. Net financial income was €1.8 million in 2014, including a €1.7 million income for fair value adjustments on the outstanding warrants, compared with a net financial expense of €0.9 million in 2013, including a €0.6 million expense due to fair value adjustments.

Foreign currency exchange gains (loss), net. In 2014, we recorded a net foreign currency exchange loss of €0.4 million, mainly due to the variation of the Euro against the U.S. Dollar and the Japanese Yen, compared to a loss of €1.2 million in 2013.

Income taxes. Income tax was an expense of €0.1 million in 2014 and 2013.

Net income  / (loss)

As a result of the above, we realized a consolidated net loss of €0.5 million in 2014 compared with a consolidated net loss of €5.0 million in 2013.

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

Research and development expenses decreased 2.4% at €2.6 million in 2013 from €2.7 million in 2012, and comprised R&D grants and tax credits of €1,12 million and €1.0 million in 2013 and 2012, respectively, and costs of the FDA PMA trials of €1.0 million in 2013 and 2012.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2014.

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

We anticipate that cash flow in future periods will be derived mainly from ongoing operations and any capital raising the Company may potentially undertake. As of the date of this annual report we do not employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, we may need to raise additional capital in the event of any changes in FDA regulatory process or recommendations regarding our de novo 510(k) application, or of significant delays in the preparation of our de novo 510(k) application or the FDA review thereof, and/or to fund our U.S. Ablatherm marketing roll-out strategy if and when clearance is granted or to fund current or new development projects.  See Item 3, “Key Information—Risk Factors—We may not have sufficient funds to fund the FDA approval process for our Ablatherm device through completion and our ongoing operations.”

(in thousands of euros)	2014	2013	2012

Net cash generated/(used) in operating activities	(1,014)	(2,495)	(162)
Net cash generated/(used) in investing activities	(1,034)	(589)	234
Net cash generated/(used) in financing activities	6,039	1,937	1,342
Net effect of exchange rate changes	469	788	727
Net increase/(decrease) in cash and cash equivalents	4,461	(360)	2,141
Cash and cash equivalents at the beginning of the year	6,681	7,041	4,900
Cash and cash equivalents at the end of the year	11,142	6,681	7,041

Total cash and cash equivalents, and short-term investments at the end of the year	12,142	7,681	8,077

Our cash position as of December 31, 2014, 2013 and 2012, was €12.1 million (including €1.0 million of short-term treasury investments), €7.7 million (including €1.0 million of short-term treasury investments) and €8.1 million (including €1.0 million of short-term treasury investments, respectively. We experienced positive cash flows of €4.5 million in 2014, negative cashflows of €0.4 million in 2013 and positive cash flows of €2.1 million in 2012.

In 2014, our positive cash flow was due to the June 2014 Placement, while cash flow from operations remained negative. In 2013, our negative cash flow was primarily due to the cash utilization from our operating activities and was mitigated by the net €2.5 million cash infusion after the May 2013 $12 million fund raising and the $8 million repayment in June 2013 of the then outstanding 2012 Non-convertible Debentures. In 2012, our positive cash flow was primarily due to the $5.6 million gross proceeds of the March 2012 Placement and the related $2.5 million reduction in long-term financial debt

In 2014, net cash used in operating activities was €1.0 million compared with net cash used in operating activities of €2.5 million in 2013 and €162 thousand in 2012.

In 2014, net cash used in operating activities reflected principally:

-	a net loss of €0.5 million;

-
elimination of €0.4 million of net gains without effects on cash, including €0.9 million of depreciation and amortization and a gain of €1.8 million due to fair value variations of financial instruments;

-	a decrease in trade accounts receivables of €0.9 million;

-	a decrease in other receivables of €0.2 million;

-	an increase in inventories of €1.3 million;

-	an increase in payables of €26 thousand;

-	an increase in prepaid expenses of €47 thousand; and

-	an increase in accrued expenses of €34 thousand.

In 2013, net cash used in operating activities reflected principally:

-	a net loss of €5.0 million;

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

In 2014, net cash used in investing activities was €1.0 million compared with net cash used of €589 thousand in investing activities in 2013 and net cash generated of €234 thousand in 2012.

Net cash used in investing activities of €1.0 million in 2014 reflected investments of €0.9 million in capitalized assets produced by the Company, mostly for commercial demonstrations, training and RPP activity and investment of €0.1 million in property, equipment and software.

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

In 2014, net cash generated in financing activities was €6.0 million compared with net cash generated  in financing activities of €1.9 million in 2013, and net cash generated of €1.3 million in 2012.

Net cash generated in financing activities of €6.0 million in 2014 reflected principally the €6.1 million net proceeds from the June 2014 Placement and net proceeds of €0.2 million from the exercise of stock options and warrants, but also new long term borrowings of €0.2 million, repayment of short-term and long-term borrowings and lease financing for €0.4 million.

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

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings.  The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.5 and Eonia+0.5. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2014, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2014 (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	2,126	2,126	—	—	—
Long-Term Debt	2,250	116	2,407	27	—
Capital Lease Obligations	573	217	355	—	—
Operating Leases	1,211	425	786	—	—
Interest	37	21	16	—	—

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates No. 2014-09. Revenue from contracts with customers requiring an entity to recognize the amount of revenue to which it expects to be entitled to for the transfer of promised goods or services to customers.

The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard becomes effective for the Company in the first quarter of fiscal year 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the Consolidated Financial Statements and related disclosures.

In August 2014, the FASB issued ASC Update No. 2014-15, Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40). Update 2014-15 requires management to assess an entity’s ability to continue as a going concern every reporting period, and provide certain disclosures if management has substantial doubt about the entities ability to operate as a going concern, or an express statement if not, by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Update 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Upon adoption the Company will use the guidance in ASU 2014-15 to assess going concern.

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

Research tax credit amounted to €797 thousand in 2014,  €561 thousand in 2013 and €256 thousand in 2012 and were classified as a reduction of research and development expenses.

Off-Balance Sheet Arrangements

At December 31, 2014, we had no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 2, 2015. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.8 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A. President of EDAP TMS France SAS and EDAP Technomed, Inc.
Age: 45

Marc Oczachowski joined the Company in May 1997 as Area Sales Manager, based in Lyon, France. From March 2001 to January 2004, he held management positions as General Manager of EDAP Technomed Malaysia. He was appointed Chief Operating Officer of EDAP TMS in November 2004 and became Chief Executive Officer of the Company on March 31, 2007. In 2012, he relocated to Austin, Texas to manage EDAP’s  U.S. operations. Previously he worked for Sodem Systems, which manufactures orthopedic power tools, as Area Sales Manager. He is a graduate of Institut Commercial de Lyon, France.

Eric Soyer	Chief Financial Officer of EDAP TMS S.A. Managing Director of EDAP TMS France SAS
Age: 49

Eric Soyer joined the Company in December 2006. He was appointed Managing Director of the French operations on June 15, 2012. Prior to joining EDAP,  he was CFO of Medica, a €270 million French company operating 108 nursing home and post-care clinics throughout France and Italy. Prior to that he was CFO and a Managing Director of April Group, an insurance services company listed on Euronext Paris, with 22 subsidiaries in France, the UK, Spain, Germany and Italy. He has international experience as a controller and cost accountant for Michelin Group in France, the United States and Africa. Eric Soyer has a BA degree from Clermont Graduate School of Management, an MBA degree from the University of Kansas and an Executive MBA degree from the HEC Paris School of Management.

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. None of the directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. All of the Board members are independent within the meaning of NASDAQ Marketplace Rule 5605(2). All four Board of Directors mandates terminate in June 2020 at the General Meeting of Shareholders approving the 2019 accounts.

Philippe Chauveau Age: 79 Mandate: 6 years Appointment: Apr. 8, 1997 (renewed) Expiration: 2020
In 1997, Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board.  In 2002, the Company’s two-tiered board structure was replaced by a single Board of Directors with Philippe Chauveau serving as Chairman and CEO until 2004 when he was succeeded as CEO. From 2000 to 2007, Philippe Chauveau served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States. He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Pierre Beysson Age: 73 Mandate: 6 years Appointment : Sept. 27, 2002 (renewed) Expiration: 2020
Pierre Beysson was appointed as a member of the Board of Directors in September 2002. Pierre Beysson was then the Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. In this capacity, he sat on a number of boards of companies related to the Accor Group. Before his assignment at CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and holds an MBA from Harvard Business School.

Argil Wheelock Age: 67 Mandate: 6 years Appointment : June 25, 2009 (renewed) Expiration: 2020
Dr. Argil Wheelock was elected as a member of the Company's Board of Directors in June 2009. Dr. Wheelock, a U.S. board certified urologist, is currently Senior Physician at the University of Tennessee Department of Urology at Erlanger Medical Center, a tertiary care and teaching hospital in Chattanooga, Tennessee. He is Chief Medical Advisor to HealthTronics Inc., a privately held company. HealthTronics is a leading U.S. provider of urological services and products. From 1996 to 2005, Dr. Wheelock served as Chairman and CEO of HealthTronics, a publicly traded NASDAQ company where he was a founder. He has built a successful track record introducing new medical devices to the U.S. and navigating the FDA approval process. He is widely known among the U.S. urological community for bringing clinical benefits to patients and economic value to urology practices. Dr. Wheelock graduated from the University of Tennessee College of Medicine and completed urological training at Mount Sinai Hospital in New York City.

Rob Michiels Age: 65 Mandate: 6 years Appointment : July 16, 2009 (renewed) Expiration: 2020
Rob Michiels was elected as a member of the Company's Board of Directors in July 2009. He is a 30-year U.S. veteran of the medical device industry. He currently serves as chief executive officer (CEO) of CardiAQ Valve Technologies, a venture funded start-up developing Transcatheter Mitral Valve Implantation.  He previously served as chief operating officer (COO) of CoreValve; and as President and COO of InterVentional Technologies. He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of CardiAQ Valve Technologies, Embolization Prevention Technologies and Aegis Surgical Ltd, all privately held companies. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. Fluent in English, French and Dutch languages, he holds a bachelor's degree in economics from Antwerp University in Belgium and a Masters in business administration (MBA) from Indiana University.

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2014 was approximately €826 thousand including performance bonuses of €105 thousand and benefits in kind of €74 thousand (benefits in kind comprise car allowances for senior management and housing and school allowances for expatriate senior management). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2014. For information regarding compensation paid in the form of stock options, see “－Share Ownership” and “－Options to Purchase or Subscribe for Securities.”

Compensation Committee

The Compensation Committee is comprised of the following members: Mr. Philippe Chauveau, Mr. Pierre Beysson, Dr. Argil Wheelock and Mr. Rob Michiels. The Committee gathers once a year to review the compensation of our Chief Executive Officer, as per the approved charter of the Compensation Committee, and to propose to the Board of Directors any changes to the Chief Executive Officer’s compensation. The Chief Executive Officer is not present when the Compensation Committee reviews his compensation. In August 2014, the Compensation Committee updated its charter which was approved by the Board of Directors.

Audit Committee

The Board of Directors’ Audit Committee comprises all four independent members of the Board: Mr. Pierre Beysson, acting as Head of the Audit Committee and financial expert, Mr. Philippe Chauveau, Dr. Argil Wheelock and Mr. Rob Michiels.  The purpose of the Audit Committee, in accordance with its annually approved charter, is to:

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

Nomination Committee

The Company’s Board of Directors, currently composed of four independent directors (as such term is defined in the Nasdaq Listing Rules), recommends for the Board’s selection director nominees to submit to the vote of the Company’s shareholders.  In addition, under specified circumstances and in accordance with French law, shareholders may also submit resolutions to the general meeting to appoint directors.

The Company’s nominations practice is formalized in a Board resolution and at its Board meeting in February 2015, the Board resolved that in the event that one or more directors is or are no longer independent, the Board will create a Nominations Committee (composed exclusively of independent Directors). A Nominations Committee Charter was approved accordingly, the terms of which apply to the Board of Directors when considering director nominees.

Employees

As of December 31, 2014, we employed 161 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	14	35	19	12	4	6	13	103
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	14	0	13	0	1	0	3	31
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	1	0	0	1	3	6
Total	39	35	37	12	5	7	26	161

As of December 31, 2013, we employed 154 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	13	33	17	13	4	2	12	94
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	13	0	14	0	2	0	3	32
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	2	0	2	0	0	1	2	7
Total	38	33	37	13	6	3	24	154

As of December 31, 2012, we employed 143 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac-turing	Service	Research & Dvpt	Regula-tory	Clinical Affairs	Adminis-trative	Total
France	13	28	16	13	2	2	13	87
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	13	0	13	0	2	0	3	31
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	2	0	0	0	0	1	1	4
Total	38	28	33	13	4	3	24	143

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 2, 2015, the total number of shares issued was 25,339,702 with 381,528 shares held as treasury shares, thus bringing the total number of shares outstanding to 24,958,174.

As of April 2, 2015, the Board of Directors and the Senior Executive Officers of the Company held a total of 45,123 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 2, 2015, Senior Executive Officers held an aggregate of 435,338 options to purchase or to subscribe a total of 435,338 ordinary shares, with a weighted average exercise price of €2.65 per share. Of these options, 155,338 expire on October 29, 2017, 50,000 expire on June 25, 2020 and 230,000 expire on January 18, 2023.

Options to Purchase or Subscribe for Securities

As of April 2, 2015, we had sponsored three stock purchase and subscription option plans open to employees of EDAP TMS group.

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

On December 31, 2014, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Options

October 29, 2017	414,588
June 25, 2020	245,012
January 18, 2023	436,250

As of December 31, 2014, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2014		2013		2012
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,310,850	2.70	810,850	3.18	830,025	3.23
Granted	-	-	500,000	1.91	-	-
Exercised	(750)	3.99	-	-	-	-
Forfeited	(90,250)	2.07	-	-	(15,750)	3.17
Expired	(124,000)	2.60	-	-	(3,425)	2.02
Outstanding on December 31,	1,095,850	2.76	1,310,850	2.70	810,850	3.18
Exercisable on December 31,	784,600	3.09	743,347	3.27	675,844	3.38
Share purchase options available for grant on December 31	232,428		83,428		83,428

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new Shares, at December 31, 2014:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)
3.99	414,588	2.8	3.99	-	414,588	3.99	-
2.38	149,100	5.5	2.38	-	149,100	2.38	-
1.91	436,250	8.0	1.91	6,745	125,000	1.91	1,932
1.88	95,912	5.5	1.88	4,360	95,912	1.88	4,360
1.88 to 3.99	1,095,850	5.5	2.76	11,105	784,600	3.09	6,292
(1)	Fully vested options are all exercisable options
(2)
The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $2.33 at December 31, 2014, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

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

	# of shares held on Dec.31, 2014	% of share capital on Dec. 31, 2014	# of shares held on Dec.31, 2013	% of share capital on Dec. 31, 2013	of shares held on Dec.31, 2012	% of share capital on Dec. 31, 2012
PSM Vermogenswerwaltung GmbH	0	0	1,718,904	7.75	1,609,959	8.58
Bruce & Co. Inc	1,565,494	6.20	1,565,494	7.06	1,565,494	8.35

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of April 2, 2015, 25,993,702 shares were issued, including 24,958,174 outstanding and 381,528 treasury shares. At March 20, 2015, there were 25,328,602 ADSs, each representing one Share, all of which were held of record by 26 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You  under this contract were €68 thousand, €65 thousand and €61 thousand for 2014, 2013 and 2012 respectively. As of December 31, 2014, payables to Dae You amounted to €25 thousand. As of December 31, 2013, our payables to them amounted to €66 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €308 thousand, €516 thousand and €371 thousand in 2014, 2013 and 2012, respectively. As of December 31, 2014, receivables (‘Net trade accounts and notes receivable’) amounted to €112 thousand. As of December 31, 2013, receivables from Dae You amounted to €423 thousand.

Interests of Experts and Counsel

 Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2014, total consolidated export net sales, which we define as sales made outside of mainland France, were €19.6 million, which represented 75% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones.  The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2014 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, in 2014 we did not invoice any medical equipment to the hospitals.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On August 4, 2014, Mark Eaton filed a purported class action lawsuit in the United States District Court for the Southern District of New York, asserting that the Company, Marc Oczachowski, and Eric Soyer violated federal securities laws Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing materially false and misleading statements about the Company’s business operations and prospects particularly concerning the Company’s Ablatherm-HIFU PMA file under review by the FDA that caused the price of Edap’s American Depository Receipts to be artificially inflated during the period from February 1, 2013 to July 30, 2014.  On August 6, 2014, Ronnie Haddad filed a second purported class action lawsuit, also in the United States District Court for the Southern District of New York, asserting similar claims.

On October 24, 2014, the related cases were consolidated by the United States District Court for the Southern District of New York and a lead plaintiff and lead counsel were appointed.

On December 22, 2014, the lead plaintiff filed an amended complaint that no longer included Mr. Soyer. The amended complaint alleges that Edap and Mr. Oczachowski breached their obligations under the Exchange Act in various ways, including by misrepresenting and failing to disclose allegedly material information about the safety and efficacy of treatment with Ablatherm-HIFU, and the Company’s interactions with the FDA.  The complaint seeks unspecified damages, interest, costs, and fees, including attorneys’ and experts’ fees.

On December 31, 2014, we accrued $250,000 (€206,000) as legal costs to be incurred by the Company in relation to this litigation.

On February 20, 2015, the defendants, including the Company, filed a motion to dismiss the action. We cannot predict the outcome of this motion to dismiss. We believe we have valid defenses to this matter and intend to deny liability and defend our position vigorously. We have notified our insurance carriers of this litigation and no determination can be made at this stage as to the likely outcome of the ongoing procedures and whether it will be material to us. Therefore, no loss contingency beyond legal costs of $250,000 has been booked with regard to this matter.

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

No dividends were paid with respect to fiscal years 2008 through 2014, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors.  Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 2, 2015

a)  On January 9, 2015, our Focal One HIFU device was approved by Health Canada which will allow us to market the Focal One device for the treatment of prostate cancer in Canada.

b) On February 26, 2015, we announced a multi-national strategic OEM (original equipment manufacturer) partnership with Quanta System, a leading manufacturer of medical lasers for surgical and other applications. Under the agreement, Quanta will manufacture customized urological stone lasers to be sold under the EDAP brand. Additionally, EDAP will continue to distribute Holmium lasers in France and certain North African territories, pursuant to its exclusive agreement with Lumenis in those regions.

c) On March 9, 2015, we announced that based on a recent meeting with the FDA, the Company now plans to seek clearance of Ablatherm HIFU by way of a direct de novo 510(k) application as opposed to the PMA application amendment we had been pursuing. The FDA indicated that while PMA approval would be required for specific claims regarding treatment of prostate cancer, a prostate tissue ablation claim could be cleared via a direct de novo 510(k) application. The de novo process was introduced by FDA for instances where a device is novel and there is therefore no suitable predicate device to support a standard 510(k) submission.  To qualify for the de novo pathway, the new device must also present no more than moderate risk. Therefore, the Company plans to pursue a de novo pathway based on the discussions with FDA. Our team is now diligently focused on preparing the de novo application.

d) On March 26, 2015, we announced that we entered into a multi-partner development project to treat liver cancer. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. To fund this development project, we will receive €2.4 million in non-dilutive financing from Bpifrance over the 5-year project period.

e)  In Mars 2015, we issued 92,754 new ordinary shares in the form of ADSs following the exercise of  March 2012 Warrants.

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

Trading Market

The following tables set forth, for the years 2010 through 2014, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2014	6.05	1.15
2013	4.94	1.98
2012	2.85	1.43
2011	5.68	1.37
2010	6.97	1.89

The following tables set forth, for the years 2013 and 2014, and through March 20, 2015, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
	$
2015:
Through March 20, 2015	4.09	2.26
2014:
First Quarter	3.69	2.77
Second Quarter	5.00	2.87
Third Quarter	6.05	1.28
Fourth Quarter	2.65	1.15
2013:
First Quarter	4.94	1.98
Second Quarter	4.48	2.63
Third Quarter	2.96	2.38
Fourth Quarter	3.48	2.50

The following table sets forth, for the most recent six months (from September 2014 through March 20, 2015), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
2014:	$

September	1.68	1.28
October	1.72	1.15
November	2.65	1.47
December	2.55	1.85
2015:
January	3.73	2.26
February	4.00	3.05
March (through March 20, 2015)	4.09	3.25

Item 10. Additional Information

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of our by-laws (or statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our by-laws, a translation of which is provided in Exhibit 1.1 to this annual report. Each time they are modified, which can only occur with the approval of a two third majority of our the shareholders present or represented at a shareholders’ meeting, we file copies of our  statuts with, and such by-laws are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316 488 204 RCS-LYON.

Our corporate affairs are governed by our by-laws and by Book II of the French Commercial Code, as amended.

Our by-laws were last updated in August 2014 to reflect the  increases in share capital related to the issuance of additional shares following the exercise of warrants and options in July 2014.

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

-	the management of such financial investments;
-	the direction, management, control and coordination of its subsidiaries and interests;
-	the provision of all administrative, financial, technical or other services; and
-
generally, all transactions of whatever nature, whether financial, commercial, industrial, civil, relating to property and/or real estate, which may be connected directly or indirectly, in whole or in part, to the Company’s purposes or to any similar or related purposes favoring their extension or development.

Board of Directors

The Board of Directors is currently composed of four members, all of which were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2019. See Item 6, ‘‘Directors, Senior Management and Employees’’. A director’s term ends at the end of the ordinary general shareholders' meeting convened to vote on the accounts of the then-preceding fiscal year and is held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

Each director must own at least one share during his/her term of office. If, at the time of his/her appointment, a director does not own the required number of shares or if during his/her term, he/she no longer owns the required number of shares, he/she will be considered to have automatically resigned if he/she fails to comply with the shareholding requirement within three months.

An individual person may not be a member of more than five Boards of Directors or Supervisory Boards in corporations (société anonyme) registered in France; directorships held in controlled companies (as defined by Section L.233-16 of the French Commercial Code) by the Company are not taken into account.

In the event of the death or resignation of one or more directors, the Board of Directors may make provisional appointments to fill vacancies before the next general shareholders meetings. These provisional appointments must be ratified by the next ordinary shareholders meeting. Even if a provisional appointment is not ratified, resolutions and acts previously approved by the Board of Directors nonetheless remain valid.

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

The number of directors that have employment contracts with the Company may not exceed one third of the directors then in office and in any case, a maximum of five members.

Pursuant to our by-laws, a director may not be older than eighty-five years of age. If a director reaches this limit during his/her term, such director is automatically considered to have resigned at the next general shareholders meeting.

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

The Chairman of the Board

The Board of Directors must elect one of its members as Chairman of the Board of Directors, who must be an individual. The Board of Directors determines the duration of the term of the Chairman, which cannot exceed that of his/her tenure as a director. The Board of Directors may dismiss the Chairman at any time. The Chairman’s compensation is determined by the Board of Directors, upon recommendation of the Compensation Committee.

The Chairman represents the Board of Directors and organizes its work. The Chairman reports on the Board’s behalf to the general shareholders’ meeting. The Chairman is responsible for ensuring the proper functioning of our governing bodies and that the Board members have the means to perform their duties.

Pursuant to Section 706-43 of the French Criminal Proceedings Code, the Chairman may validly delegate to any person he/she chooses the power to represent us in any criminal proceedings that we may face.

As with any other Director, the Chairman may not be over eighty-five years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor will be appointed. Subject to the age limit provision, the Chairman of the Board may also be re-elected.

The Chief Executive Officer

We are managed by the Chairman of the Board of Directors or by an individual elected by the Board of Directors bearing the title of Chief Executive Officer. The choice between these two methods of management belongs to the Board of Directors and must be made pursuant to our by-laws. On March 31, 2008, the Board of Directors appointed Mr. Marc Oczachowski as Chief Executive Officer.

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

Dividend and Liquidation Rights (French Law)

Net income in each fiscal year,  increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to the requirements of French law and our by-laws.

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

Also, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.Certain Exemptions (French Law)

Under the U.S. securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the current NASDAQ corporate governance requirements. For more information on these exemptions, see Item 16 G, ‘‘Corporate Governance —Exemptions from Certain NASDAQ Corporate Governance Rules.’’

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

French Taxation

The following summary of the French tax consequences of purchasing and disposing of Securities does not address the treatment of Securities that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2015.

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

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of shares or ADS are subject to a 0.2% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. The list of issuers whose securities are subject to the tax as at December 1, 2014, has been published in the official guidelines of the French tax authorities on December 26, 2014. EDAP was not included in such list as its market capitalization did not exceed 1 billion as at December 1, 2014. Therefore, purchases of EDAP’s securities are not subject to the French tax on financial transactions.

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

A holder generally will be entitled to Treaty benefits in respect of Securities if he is concurrently:

●	the beneficial owner of Securities (and the dividends paid with respect thereto);

●
an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

●	not also a resident of France for French tax purposes; and

●	not subject to an anti-treaty shopping article that applies in limited circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Securities is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.”  Dividends paid on the Securities will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC.  The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year.  In addition, we do not anticipate it becoming a PFIC for the 2015 taxable year (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends, if any, paid by us in 2015 to a U.S. holder would constitute “qualified dividends.”

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

 For U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of Securities will be capital gain or loss, and will be long-term capital gain or loss if the Securities were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is currently subject to taxation at a maximum rate of 20%. U.S. holders’ ability to offset capital losses against ordinary income is limited.

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

Passive Foreign Investment Company Rules

Unfavorable U.S. tax rules such as the PFIC rules, apply to companies that are considered PFICs. The Company will be classified as a PFIC in a particular taxable year if either (a) 75% or more of its gross income is treated as passive income for purposes of the PFIC rules; or (b) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%.

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2014, and also does not anticipate becoming a PFIC with respect to the year 2015. However, as discussed in Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company's control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company's assets), there can be no assurance that the Company will not become a PFIC in future years.

U.S. holders that held Securities at any time during the years when the Company was a PFIC and did not make certain U.S. tax elections (a "mark-to-market election" or a "QEF election") will be subject to adverse tax treatment.  For instance, such holders will be subject to a special tax at ordinary income tax rates on certain dividends that the Company pays and on gains realized on the sale of Securities (“excess distributions”) in all subsequent years, even though the Company ceased to qualify as a PFIC. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its Securities.  It may be possible, in certain circumstances, for a holder to avoid the application of the PFIC rules by making a "deemed sale" election for its taxable year that includes the last day of the Company’s last taxable year during which it qualified as a PFIC. The PFIC rules are extremely complex, and holders should consult their own tax advisers regarding the possible application of the PFIC rules to their Securities and the desirability and availability of the above elections.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2014, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2014, approximately 81% of our total costs of sales and operating expenses were denominated in euro. During the same period, approximately 68% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2014 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €209,000 for the year ended December 31, 2014, compared to an increase of approximately €112,000 for the year ended December 31, 2013. A uniform 10% decrease in the value of the euro as of December 31, 2014 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes and minority interests of approximately €230,000 for the year ended December 31, 2014. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2014 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.2 million, €0.3 million and €0.5 million of our outstanding indebtedness at December 31, 2014, 2013 and 2012, respectively, were denominated in Japanese yen. Approximately €2.1 million,  €3.4 million and €6.2 million of our outstanding indebtedness at December 31, 2014, 2013 and 2012, respectively, were denominated in U.S. dollars. In addition, we had approximately €0.746 million, €1.9 million and €0.6 million of cash denominated in U.S. dollars at December 31, 2014, 2013 and 2012, respectively, and €1.8 million, €0.7 million and €0.9 million of cash denominated in Japanese yen at December 31, 2014, 2013 and 2012, respectively.

Item 12. Description of Securities Other than Equity Securities

American Depositary Shares

Fees Payable to ADS Holders

The Bank of New York Mellon, as the Company’s Depositary, currently collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. With respect to our New Debentures and the outstanding 2012 warrants, fees for delivery of ADSs directly linked to a warrant exercise or the payment of quarterly interest shares are supported by the Company.

The Depositary may collect fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for Depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until the fees for those services are paid.

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

Fees Payable to the Company by the Depositary

From January 1, 2014 to March 20, 2015, the following amounts were paid by the Depositary to the Company: $90,000.00 and $ 8,134.86 respectively for the administration of the ADR program and for expenses linked to the assistance in printing, mailing and distributing materials and proxies for shareholders’ meetings.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2014. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.

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

  Management assessed the effectiveness of internal control over financial reporting as of December 31, 2014 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014. This annual report includes an attestation report of the company’s registered public accounting firm on the Company’s internal control over financial reporting due to the Company’s market capitalization being above $75 million at June 30, 2014.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting as of December 31, 2014, which is included herein. See report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, included within the financial statements on page F-2.

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

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2014, there were no waivers of its applicability. Our code of ethics has previously been filed with the SEC and we have made it available on our website at http://www.edap-tms.com. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on November 20, 2012. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.  Our external auditors PricewaterhouseCoopers Audit (“PwC”) billed the following services related for our 2013 and 2014 financial years.

Nature of the Fees	2014 (in €)	2013 (in €)
Audit fees	295,000	220,000
Audit-related fees	3,200	-
Tax fees	-	-
All other fees	-	-
Total	298,200	220,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2014, there was no other purchase of equity securities of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance Requirements

Exemptions from Certain NASDAQ Corporate Governance Rules

EDAP is incorporated under the laws of France, with securities listed on the NASDAQ Global Market in the United States. As a foreign private issuer listed on the NASDAQ, under the NASDAQ corporate governance requirements, we may follow French law corporate governance practices in lieu of following certain NASDAQ corporate governance rules.  We summarize below the main practices we follow in lieu of the NASDAQ corporate governance rules.

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

Under French law, the committees of our Board of Directors are advisory only, and where the NASDAQ requirements would vest certain decision-making powers with specific committees by delegation (e.g., nominating, compensation or audit committees), our Board of Directors is, pursuant to French law the only competent body to take such decisions, albeit taking into account the recommendation of the relevant committees. Additionally, under French corporate law, it is the shareholder meeting of the Company that is competent to appoint our auditors upon the proposal of our Board of Directors. On February 4, 2015, in order to conform Nasdaq rules, the Board approved the creation of a Nominations Committee (composed exclusively of independent Directors), should one or more Directors become non independent. A Nominations Committee Charter was approved accordingly.

Our Compensation Committee is composed of four members who meet the definition of independence contained in NASDAQ Listing Rule 5602(a) and is governed by a charter which sets forth its composition and defines its scope of authority.  However, in accordance with French law, the Compensation Committee is not vested with the same scope of authority and responsibilities as set out in NASDAQ Listing Rules.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of August 27, 2014.
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

4.4	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated March 28, 2012). (1)
4.5	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated May 28, 2013). (1)
4.6
Form of Securities Purchase Agreement dated March 23, 2013 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated May 28, 2013). (1)

4.7
Form of Securities Purchase Agreement dated May 28, 2014 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated June 2, 2014). (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of April 2, 2015.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers Audit.
101	Interactive Data File

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 2, 2015
/s/ Marc Oczachowski
Marc Oczachowski Chief Executive Officer

Dated: April 2, 2015
/s/ Eric Soyer
Eric Soyer Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,
EDAP TMS S.A.
Vaulx-en-Velin

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of EDAP TMS S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” included in item 15 of this Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits which was an integrated audit in 2014.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Lyon, France, April 2, 2015

PricewaterhouseCoopers Audit

Represented by
/s/ Elisabeth L’hermite
Elisabeth L’hermite

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2014 and 2013
(in thousands of euros unless otherwise noted)

ASSETS	Notes	2014	2013
Current assets
Cash and cash equivalents	2	11,142	6,681
Current portion of net trade accounts and notes receivable	3	6,943	7,895
Other receivables	4	1,200	1,497
Inventories	5	5,908	4,698
Deferred tax assets	20-3	40	22
Other assets, current portion	6	381	331
Short-term investment	2	1,000	1,000
Total current assets		26,615	22,125
Property and equipment, net	7	2,122	1,655
Intangible assets, net	8	24	36
Goodwill	8	2,412	2,412
Deposits and other non-current assets		344	331
Net Trade accounts and notes receivable, non current	3	638	316
Total assets		32,154	26,874
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	5,505	5,435
Deferred revenues, current portion	10	1,102	826
Social security and other payroll withholdings taxes		872	760
Employee absences compensation		544	506
Income taxes payable		4	10
Other accrued liabilities	11	1,671	1,570
Short-term borrowings	13	2,126	2,208
Current portion of capital lease obligations	12	217	184
Current portion of long-term debt	14-1	116	90
Total current liabilities		12,158	11,589
Deferred revenues, non current	10	74	47
Capital lease obligations, non current	12	355	378
Financial instruments carried at fair value	14-2	2,092	3,439
Long-term debt, non current	14-1	342	239
Other long-term liabilities	15	1,991	1,897
Total liabilities		17,013	17,589
Shareholders’ equity
Common stock, €0.13 par value; 25,246,948 shares issued and 24,865,420 shares outstanding; 22,171,198 shares issued and 21,789,670 shares outstanding; at December 31, 2014 and 2013, respectively		3,282	2,882
Additional paid-in capital		57,344	51,385
Retained earnings		(41,102)	(40,590)
Cumulative other comprehensive loss		(3,211)	(3,221)
Treasury stock, at cost; 381,528 at December 31, 2014 and 2013, respectively	16	(1,172)	(1,172)
Total shareholders’ equity	16	15,141	9,284
Total liabilities and shareholders’ equity		32,154	26,874

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2014, 2013 and 2012
(in thousands of euros except per share data and where otherwise noted)

	Notes	2014	2013	2012
Sales of goods		16,895	14,767	17,009
Sales of RPPs & leases		3,957	3,922	3,988
Sales of spare parts and services		5,400	5,375	5,021
Total sales		26,252	24,065	26,018
Other revenues	17	533	15	47
Total revenues		26,785	24,080	26,065

Cost of goods		(9,825)	(8,883)	(9,735)
Cost of RPPs & leases		(2,155)	(2,191)	(2,329)
Cost of spare parts and services		(3,604)	(3,686)	(3,568)
Total cost of sales		(15,584)	(14,761)	(15,632)

Gross profit		11,201	9,319	10,433

Research and development expenses	18	(2,932)	(2,595)	(2,659)
Selling and marketing expenses		(6,678)	(6,279)	(6,620)
General and administrative expenses		(3,328)	(3,200)	(3,185)

Loss from operations		(1,736)	(2,755)	(2,030)
Financial (expense) income, net	19	1,771	(901)	(4,594)
Foreign currency exchange gain (loss), net		(431)	(1,230)	(733)
Other income (expense), net		-	-	-
Income (loss) before taxes		(396)	(4,886)	(7,358)
Income tax (expense) benefit	20	(116)	(135)	(118)
Net income (loss)		(512)	(5,021)	(7,475)
Basic income (loss) per share	21	(0.02)	(0.24)	(0.43)
Diluted income (loss) per share	21	(0.02)	(0.24)	(0.43)
Basic Weighted average shares outstanding	21	23,600,428	20,593,720	17,556,395
Diluted Weighted average shares outstanding	21	23,600,428	20,593,720	17,556,395

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2014, 2013 and 2012
(in thousands of euros unless otherwise noted)

	2014	2013	2012
Net income (loss)	(512)	(5,021)	(7,475)
Other comprehensive loss:
Foreign currency translation adjustments	151	154	315
Provision for retirement indemnities	(141)	(48)	(52)
Comprehensive income (loss), net of tax	(502)	(4,915)	(7,213)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2014, 2013 and 2012
(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2011	13,345,004	1,784	39,784	(28,093)	(3,590)	(1,172)	8,714
Net loss				(7,475)			(7,475)
Translation adjustment					315		315
Warrants and stock options granted			881				881
Capital increase	5,027,225	654	5,126				5,780
Provision for retirement indemnities					(52)		(52)
Balance as of December 31, 2012	18,372,229	2,438	45,791	(35,569)	(3,327)	(1,172)	8,161
Net loss				(5,021)			(5,021)
Translation adjustment					154		154
Warrants and stock options granted			367				367
Capital increase	3,417,441	444	5,227				5,671
Provision for retirement indemnities					(48)		(48)
Balance as of December 31, 2013	21,789,670	2,882	51,385	(40,590)	(3,221)	(1,172)	9,284
Net loss				(512)			(512)
Translation adjustment					151		151
Warrants and stock options granted			140				140
Capital increase	3,075,750	400	5,819				6,219
Provision for retirement indemnities					(141)		(141)
Balance as of December 31, 2014	24,865,420	3,282	57,344	(41,102)	(3,211)	(1,172)	15,141

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014, 2013 and 2012
(in thousands of euros unless otherwise noted).

	2014	2013	2012
Cash flows from operating activities
Net income (loss)	(512)	(5,021)	(7,475)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	900	1,179	931
Change in fair value	(1,805)	630	3,915
Other Non-cash compensation	140	367	76
Change in allowances for doubtful accounts & slow-moving inventories	154	(663)	153
Change in long-term provisions	147	(127)	(51)
Net capital loss on disposals of assets	56	455	290
Deferred tax expense (benefit)	(18)	(65)	(52)
Operating cash flow	(939)	(3,246)	(2,213)

Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	1,066	2,554	2,507
Decrease (Increase) in inventories	(1,258)	(961)	(330)
Decrease (Increase) in other assets	(47)	24	75
(Decrease) Increase in trade accounts and notes payable	26	(822)	(91)
(Decrease) Increase in accrued expenses, other current liabilities	138	(44)	(110)
Net increase (decrease) in operating assets and liabilities	(75)	751	2,051
Net cash used in operating activities	(1,014)	(2,495)	(162)

Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(867)	(528)	(334)
Net proceeds from sale of leased back assets	-	133	299
Acquisitions of property and equipment	(140)	(232)	(272)
Acquisitions of intangible assets	(14)	-	(44)

Net proceeds from sale of short term investments, net	-	36	536

Increase (decrease) in deposits and guarantees, net	(12)	3	50
Net cash generated by (used in) investing activities	(1,034)	(589)	234

Cash flow from financing activities:
Proceeds from capital increase	6,219	5,671	1,898
Proceeds from long term borrowings, net of financing costs	242	2,950	1,821
Repayment of long term borrowings	(114)	(6,210)	(2,176)
Repayment of obligations under capital leases	(226)	(587)	(595)
Increase (decrease) in bank overdrafts and short-term borrowings	(82)	113	395
Net cash generated by (used in) financing activities	6,039	1,937	1,342
Net effect of exchange rate changes on cash and cash equivalents	469	788	727
Net increase (decrease) in cash and cash equivalents	4,461	(360)	2,141
Cash and cash equivalents at beginning of year	6,681	7,041	4,900
Cash and cash equivalents at end of year	11,142	6,681	7,041

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

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) requires management to make estimates and assumptions, such as business plans, stock price volatility, duration of standard warranty per market and price of maintenance contract used to determine the amount of revenue to differ. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Sales of RPPs and leases:

Revenues related to the sale of HIFU treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-13  Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 5 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €429 thousand, €354 thousand and €469 thousand for the years ended December 31, 2014, 2013 and 2012 respectively.

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

The research tax credit amounted to €518 thousand, €561 thousand and €256 thousand for the years ended December 31 2014, 2013 and 2012 respectively.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.  Advertising costs amounted to €413 thousand, €391 thousand and €374 thousand for the years ended December 31, 2014, 2013 and 2012 respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2014, the Company had three stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2014(1)	2013	2012(1)
Weighted-average expected life (years)	—	6.25	—
Expected volatility rates	—	71%	—
Expected dividend yield	—	—	—
Risk-free interest rate	—	1.35%	—
Weighted-average exercise price (€)	—	1.91	—
Weighted-average fair value of options granted during the year (€)	—	1.32	—

(1) The Company did not make any grants during the years ended December 31, 2014 and 2012.

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

1-23 New accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates No. 2014-09. Revenue from contracts with customers requiring an entity to recognize the amount of revenue to which it expects to be entitled to for the transfer of promised goods or services to customers.

The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard becomes effective for the Company in the first quarter of fiscal year 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the Consolidated Financial Statements and related disclosures.

In August 2014, the FASB issued ASC Update No. 2014-15, Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40). Update 2014-15 requires management to assess an entity’s ability to continue as a going concern every reporting period, and provide certain disclosures if management has substantial doubt about the entities ability to operate as a going concern, or an express statement if not, by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Update 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Upon adoption the Company will use the guidance in ASU 2014-15 to assess going concern.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents and short term investments are comprised of the following:

	December 31,
	2014	2013
Total cash and cash equivalents	11,142	6,681
Short term investments	1,000	1,000
Total cash and cash equivalents, and short term investments	12,142	7,681

Short term investments are comprised of money market funds. The aggregate fair value of the short term investments is consistent with their book value. In 2014 and 2013, short term investments comprise €1.0 million pledged in favour of the bank as collateral to a €1.0 million short term loan. See Note 13.

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2014	2013
Trade accounts receivable	8,309	8,566
Notes receivable	546	738
Less: allowance for doubtful accounts	(1,274)	(1,094)
Total	7,581	8,210
Less current portion	(6,943)	(7,895)
Total long-term portion	638	316

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to €450 thousand, €163 thousand and €516 thousand, for the years ended December 31, 2014, 2013 and 2012.

Long term portion consists of capital leases of medical devices and receivables for license revenue paid over four years. Future minimum payments to be received over the five coming years are as follows:

December 31,

2015	262
2016	249
2017	217
2018	172
2019	-
Total minimum payments	900

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2014	2013
Research and development tax credit receivable from the French State	510	561
Research and development subsidies receivable from the French State	318	494
Value-added taxes receivable	210	294
Other receivables from Government and public authorities	125	88
Others	36	60
Total	1,200	1,497

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2014	2013
Components, spare parts	4,225	3,650
Work-in-progress	832	876
Finished goods	1,591	910
Total gross inventories	6,648	5,436
Less: provision for slow-moving inventory	(741)	(737)
Total	5,908	4,698

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to a cost of €34 thousand for the year ended December 31, 2014, and an income of €162 thousand and €186 thousand for the years ended December 31, 2013 and 2012, respectively.

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2014	2013
Prepaid expenses, current portion	381	331
Total	381	331

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2014	2013
Equipment	7,400	7,984
Furniture, fixture, and fittings and other	2,807	2,833
Total gross value	10,208	10,817
Less: accumulated depreciation and amortization	(8,085)	(9,162)
Total	2,122	1,655

Depreciation and amortization expense related to property and equipment amounted to €726 thousand, €726 thousand, and €802 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

Capitalized costs on equipment held under capital leases of €2,826 and €2,946 thousand are included in property and equipment at December 31, 2014 and 2013, respectively. Accumulated amortization of these assets leased to third parties was €2,599 thousand and €2,489 thousand, at December 31, 2014 and 2013, respectively.

Capitalized costs on vehicles held under capital leases of €543 and €327 thousand are included in property and equipment at December 31, 2014 and 2013, respectively. Accumulated amortization of these assets leased to third parties was €231 thousand and €135 thousand, at December 31, 2014 and 2013, respectively.

 Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €310 thousand, €363 thousand and €331 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted ASC 350, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. ASC 350 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2014.

The Company completed the required annual impairment test in the fourth quarter of 2014. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 15% for HIFU, 10% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Intangible assets consist of the following:

	December 31,
	2014	2013
Licenses	443	453
Trade name and trademark	556	558
Patents	412	412
Organization costs	363	363
Total gross value	1,774	1,785
Less: accumulated amortization	(1,750)	(1,749)
Total	24	36

 Amortization expenses related to intangible assets amounted to €26 thousand, €32 thousand and €36 thousand, for the years ended December 31, 2014, 2013 and 2012, respectively.

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31,

2015	15
2016	9
2017	-
2018	-
2019	-
Total	24

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2014	2013
Trade accounts payable	5,156	4,958
Notes payable	349	477
Total	5,505	5,435

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2014	2013
Deferred revenues on maintenance contracts	920	731
Deferred revenue on RPP	84	16
Deferred revenue on sale of devices	172	121
Deferral of the gain on sale-lease-back transactions	2	5
Total	1,177	873
Less long term portion	(74)	(47)
Current portion	1,102	826

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2014	2013
Retirement indemnities	1,407	1,131
Provision for warranty costs	712	705
Accruals for social expenses	493	414
Conditional government subsidies	296	391
Value added tax payable	178	292
Others	290	258
Total	3,377	3,194
Less non-current portion	(1,706)	(1,624)
Current portion	1,671	1,570

Conditional government subsidies are granted by French government to finance R&D project developments and are subject to reimbursement conditional to development milestones.

Changes in the provision for warranty costs are as follows:

	December 31,
	2014	2013
Beginning of year	705	1,062
Amount used during the year	(422)	(711)
New warranty expenses	429	354
End of year	712	705
Less current portion	(550)	(505)
Long term portion	162	200

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2014, this equipment consists of medical devices for an amount of €269 thousand and vehicles for an amount of   €304 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2014 are as follows:

December 31,

2015	238
2016	206
2017	130
2018	36
Total minimum lease payments	610
Less: amount representing interest	(37)
Present value of minimum lease payments	573
Less: current portion	(217)
Long-term portion	355

Interest paid under capital lease obligations was €27 thousand, €35 thousand and €53 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

12-2 Operating leases

As of December 31, 2014, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract signed on November 2011 has a lease term of nine years expiring at the option of the lessee at the end of a first fixed six-year period, then a three-year period, through 2019 (i.e. in 2017 and 2019).

Future minimum lease payments for these operating leases consist of the following amounts, unless leases are otherwise cancelled by the lessees:

	France	Japan

2015	297	128
2016	297	97
2017	272	90
2018	-	30
Total	866	345

Total rent expenses under operating leases amounted to €742 thousand, €693 thousand and €772 thousand for the years ended December 31, 2014, 2013 and 2012, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

13—SHORT-TERM BORROWINGS

As of December 31, 2014, short-term borrowings consist mainly of €1,124 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	November 19, 2015	Euribor + 0,7%

As of December 31, 2013, short-term borrowings consist mainly of €1,206 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	October 21, 2014	Euribor + 0,7%

14—LONG TERM DEBT AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

14-1 Long-term debt:

	December 31,
	2014	2013
Japanese yen term loan	234	312
Italy term loan	220	9
Malaysia term loan	5	7
Total long term debt	458	328
Less current portion	(116)	(90)
Total long-term portion	342	239

As of December 31, 2014, long-term debt in Japan consists of 3 loans in Yen with the following conditions:

	Initial Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	10,000,000	March 31, 2015	2.30%
	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	2.10%

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

As of December 31, 2014, long-term debt in Italy consists of a loan in euro of an initial amount of €242 thousand with an interest rate at Euribor 1 month + 4.5% due to mature on June 6, 2019.

As of December 31, 2013, long-term debt in Italy consists of a loan in euro of an initial amount of €404 thousand with an interest rate at Euribor + 1.9% due to mature on February 28, 2014.

14-2 Financial instruments carried at fair value:

	December 31,
	2014	2013
Investor Warrants	1,943	3,150
Placement Agent Warrants	148	289

Total	2,092	3,439
Less current portion	-	-
Total long-term portion	2,092	3,439

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

Fair Value of  the March 2012 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $1.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 1.05%
-	Share price volatility: 120%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.9%
-	Share price volatility: 72%
-	Dividend rates: 0%

As of December 31, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.33
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.07%
-	Share price volatility: 70%
-	Dividend rates: 0%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On that basis, the unit fair value of the Investor Warrants was $1.55 per warrant at inception date, $1.50 per warrant as of December 31, 2013, and $0.82 per warrant as of December 31, 2014. The total fair value for the  Investor warrants was $2.173 million at inception date, $2.100 million as of December 31, 2013 and $1.084 million as of December 31, 2014.

Fair Value of  the March 2012 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $1.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.92%
-	Share price volatility: 120%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.68%
-	Share price volatility: 72%
-	Dividend rates: 0%

As of December 31, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.33
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.06%
-	Share price volatility: 70%
-	Dividend rates: 0%

On that basis, the unit fair value of the Placement Agent Warrants was $1.52 per warrant at inception date, $1.48 per warrant as of December 31, 2013 and $0.79 per warrant as of December 31, 2014. The total fair value for the Placement Agent warrants was $0.256 million at inception date, $0.250 million as of December 31, 2013, and $0.133 million as of December 31, 2014.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of  the May 2013 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $3.96
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.07%
-	Share price volatility: 71%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.95
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.71%
-	Share price volatility: 71%
-	Dividend rates: 0%

As of December 31, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.33
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 0.13%
-	Share price volatility: 70%
-	Dividend rates: 0%

On that basis, the unit fair value of the Investors Warrants was $2.35 per warrant at inception date, $1.50 per warrant as of December 31, 2013 and $0.85 per warrant as of December 31, 2014. The total fair value for the Investors warrants was $3.525 million at inception date, $2.245 million as of December 31, 2013, and $1.275 million as of December 31, 2014.

Fair Value of  the May 2013 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $3.96
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.36%
-	Share price volatility: 72%
-	Dividend rates: 0%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.95
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.55%
-	Share price volatility: 72%
-	Dividend rates: 0%

As of December 31, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.33
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.06%
-	Share price volatility: 70%
-	Dividend rates: 0%

On that basis, the unit fair value of the Placement Agent Warrants was $1.62 per warrant at inception date, $0.83 per warrant as of December 31, 2013 and $0.26 per warrant as of December 31, 2014. The total fair value for the Placement Agent warrants was $0.292 million at inception date, $0.150 million as of December 31, 2013, and $0.047 million as of December 31, 2014.

14-3 Long-term debt and Financial instruments maturity:

 Long-term debt and Financial instruments carried at fair value at December 31, 2014 mature as follows:

2015	116
2016	261
2017	1,007
2018	1,139
2019	27
Total	2,550

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2014	2013
Provision for retirement indemnities (Japan & France)	1,404	1,128
Provision for employee termination indemnities (Italy)	285	273
Provision for warranty costs, less current portion	162	200
Conditional government subsidies, less current portion	140	296
Total	1,991	1,897

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2014 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management best estimate based on the following assumptions as of year-end:

	Pension Benefits – France
	2014	2013	2012

Discount rate	1.90%	3.30%	3.20%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	24	24	24

	Pension Benefits – Japan
	2014	2013	2012

Discount rate	1.00%	1.40%	1.60%
Salary increase	2.00%	2.00%	1.50%
Retirement age	60	60	60
Average retirement remaining service period	16	16	15

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

In 2014, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non current liabilities	665	739
Current liabilities	-	3
Accumulated other comprehensive income	(115)	(299)
Total	550	443

In 2013, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non current liabilities	491	637
Current liabilities	-	3
Accumulated other comprehensive income	7	(280)
Total	498	360

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2014:

France	2014	2013	2012
Change in benefit obligations
Benefit obligations at beginning of year	491	517	386
Service cost	35	39	29
Interest cost	16	17	18
Actuarial (gain) / loss	123	(75)	93
Amortization of net prior service cost	-	4	-
Benefits paid	-	(11)	(8)
Benefit obligations at end of year (1)	665	491	517
Unrecognized actuarial (gain) loss (2)	89	27	38
Unrecognized prior service cost (2)	25	(33)	30
Accrued pension cost	550	498	449

(1)	The accumulated benefit obligation was €460 and €340 thousand at December 31, 2014 and 2013 respectively.
(2)	The amount in accumulated other comprehensive income to be recognised as components of net periodic benefit costs in 2015 is €3 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Japan	2014	2013	2012
Change in benefit obligations
Benefit obligations at beginning of year	640	538	646
Service cost	64	46	61
Interest cost	9	7	6
Amortization of net loss	-	9	-
Actuarial (gain) / loss	35	156	(6)
Benefits paid	(4)	-	(93)
Exchange rate impact	(2)	(116)	(76)
Benefit obligations at end of year (1)	742	640	538

Unrecognized actuarial (gain) loss (2)	299	280	157
Unrecognized prior service cost (2)	-	-	-
Accrued pension cost	443	360	380

(1)	The accumulated benefit obligation was €614 thousand and €529 thousand at December 31, 2014 and 2013, respectively.
(2)	The amount in accumulated other comprehensive income to be recognised as components of net periodic benefit costs in 2015 is €16 thousand.

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan

2015	-	3
2016	-	4
2017	26	5
2018	9	6
2019	-	48
2020-2024	153	396

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2014, EDAP TMS S.A.’s common stock consisted of 25,246,948 issued shares (including 3,000,000 new shares issued in the June 2014 Placement for an amount of €6,064 thousand after deduction of capital increase costs of €777 thousand) fully paid and with a par value of €0.13 each. 24,865,420 of the shares were outstanding.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of €27,821 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2014, the 381,528 shares of treasury stock consisted of (i) 190,238 shares acquired between August and December 1998 for €649 thousand, and (ii) 191,290 shares acquired in June and July 2001 for €523 thousand. All 381,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2014, EDAP TMS S.A. sponsored three stock purchase and subscription option plans:

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares. at a fixed price to be set by the Board of Directors.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months, between October 2007 and October 2011. There was no impact on 2012, 2013 and 2014 operating income. Under this plan, 414.588 options are still in force on December 31, 2014.

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 25, 2010 the total fair value of the options granted under this plan was €143 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €30 thousand, €15 thousand and €4 thousand in 2012, 2013 and 2014 respectively. Under this plan, 95.912 options are still in force on December 31, 2014.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier.  At June 24, 2010 the total fair value of the options granted under this plan was €328 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €47 thousand, €26 thousand and €8 thousand in 2012, 2013 and 2014 respectively. Under this plan, 149,100 options are still in force on December 31, 2014.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of January 18, 2017 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2013 the total fair value of the options granted under this plan was €660 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months,. The impact on operating income, in accordance with ASC 718, was €327 thousand and €128 thousand in 2013 and 2014 respectively. Under this plan, 436,250 options are still in force on December 31, 2014.

As of December 31, 2014, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2014		2013		2012
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,310,850	2.70	810,850	3.18	830,025	3.23
Granted	-	-	500,000	1.91	-	-
Exercised	(750)	3.99	-	-	-	-
Forfeited	(90,250)	2.07	-	-	(15,750)	3.17
Expired	(124,000)	2.60	-	-	(3,425)	2.02
Outstanding on December 31,	1,095,850	2.76	1,310,850	2.70	810,850	3.18
Exercisable on December 31,	784,600	3.09	743,347	3.27	675,844	3.38

Shares purchase options available for grant on December 31	232,428		83,428		83,428

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2014:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)
3.99	414,588	2.8	3.99	-	414,588	3.99	-
2.38	149,100	5.5	2.38	-	149,100	2.38	-
1.91	436,250	8.0	1.91	6,745	125,000	1.91	1,932
1.88	95,912	5.5	1.88	4,360	95,912	1.88	4,360
1.88 to 3.99	1,095,850	5.5	2.76	11,105	784,600	3.09	6,292

(1)	Fully vested options are all exercisable options
(2)
The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $2.33 at December 31, 2014, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2014, and changes during the year ended December, 2014, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2014	567,503	1.34
Granted	-	-
Vested	(192,503)	1.37
Forfeited	(63,750)	1.32
Non-vested at December 31, 2014	311,250	1.32

As of December 31, 2014, there were €121 thousand of total unrecognized compensation expenses related to non-vested stock-options, over a weighted average period of 2.05 years.

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

On January 16, 2013, the holders exercised in full the 408,691 2012 Exchange Offer Warrants.

17—OTHER REVENUES

Other revenues consist of the following:

	2014	2013	2012
Licenses and others	533	15	47
Total	533	15	47

In 2014, 2013 and 2012, other revenues mainly consist of sales of a license.

18—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2014	2013	2012
Gross research and development expenses	(3,728)	(3,711)	(3,654)
Research Tax Credit	518	561	256
Grants	278	555	739
Net Research and development expenses	(2,932)	(2,595)	(2,659)

In 2014, 2013 and 2012, grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of prostate cancer.

19—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2014	2013	2012
Interest income	31	59	126
Interest expense	(65)	(1,967)	(2,065)
Depreciation of prepaid expenses on debt grant	-	-	(31)
Changes in fair value of the 2007 Convertible Debentures	-	-	(282)
Warrants exercises	83	-	-
Changes in fair value of the warrants	1,722	1,007	(92)
Impact from the January 2012 Exchange Agreement	-	-	(2,250)
Total	1,771	(901)	(4,594)

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

20—INCOME TAXES

20-1 Income / Loss before income taxes

Income / Loss before income taxes is comprised of the following:	2014	2013	2012
France	2,029	(2,018)	(5,392)
EDAP Inc, U.S.A.	(1,811)	(2,060)	(1,739)
Other countries	(614)	(808)	(227)
Total	(396)	(4,886)	(7,358)

20-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2014	2013	2012
Current income tax expense:
France	(124)	(101)	(102)
Other countries	(10)	(24)	(22)
Sub-total current income tax expense	(133)	(125)	(124)
Deferred income tax (expense) benefit:
France	(4)	(2)	(2)
Other countries	22	(7)	8
Sub-total deferred income tax (expense) benefit	18	(9)	6
Total	(116)	(135)	(118)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

20-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2014	2013
Net operating loss carryforwards	22,366	21,732
Elimination of intercompany profit in inventory	156	136
Elimination of intercompany profit in fixed assets	145	68
Provisions for retirement indemnities	222	170
Other items	283	493
Total deferred tax assets	23,172	22,599
Capital leases treated as operating leases for tax	(3)	(26)
Other items	(4)	(8)
Total deferred tax liabilities	(7)	(34)
Net deferred tax assets	23,165	22,565
Valuation allowance for deferred tax assets	(23,125)	(22,543)
Deferred tax assets (liabilities), net of allowance	40	22

Net operating loss carryforwards of €16,093 thousand, €183 thousand, €2,390 thousand, €398 thousand, €352 thousand and €46,485 thousand as of December 31, 2014 are available at EDAP Technomed Inc., EDAP-TMS France S.A.S., Edap Technomed Co Ltd Japan, EDAP TMS GmbH, EDAP Technomed Italia S.R.L. and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €22,366 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2014, €15,757 thousand out of these €22,366 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2015 through 2034. In accordance with ASC 740, a valuation allowance is recorded as realization of those amounts is not considered probable.

20-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2014	2013	2012
French statutory rate	33.3%	33.3%	33.3%
Income of foreign subsidiaries taxed at different tax rates	23.5%	1.9%	0.4%
Effect of net operating loss carry-forwards and valuation allowances	(81.3%)	(51.5%)	(37.6%)
Non taxable debt fair value variation	113.2%	(4.3%)	(1.1%)
Non deductible entertainment expenses	42.3%	2.6%	1.9%
Other	(160.2%)	15.2%	1.5%
Effective tax rate	(29.2%)	(2.8%)	(1.6%)

20-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2014 there is no uncertainty in the Company’s tax positions.

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

In March 2011, the Company engaged in a contentious procedure against the French Tax Authorities to contest this position and ask for the recuperation of the paid amounts. On December 6, 2013, the Company received notice from the French Administrative Courts that this contentious procedure was rejected. The Company made appeal to this decision, the procedure is still on going.

The tax years that remain subject to examination by major tax jurisdictions are 2012, 2013 and 2014.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

21—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2014, 2013 and 2012 is as follows:

	For the year ended Dec. 31, 2014			For the year ended Dec. 31, 2013			For the year ended Dec. 31, 2012
	Loss in euro (Numera-tor)	Shares (Denominator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin-ator)	Per-Share Amount
Basic EPS
Income (loss) available to common Shareholders	(512,007)	23,600,428	(0.02)	(5,021,229)	20,593,720	(0.24)	(7,475,490)	17,556,395	(0.43)
Effect of dilutive securities:
Stock options only in the money					-			-
Diluted EPS
Income (Loss) available to common shareholders, including assumed
Conversions	(512,007)	23,600,428	(0.02)	(5,021,229)	20,593,720	(0.24)	(7,475,490)	17,556,395	(0.43)

The effects of dilutive securities, representing a number of shares of 0, 2,158,112 and 388,256 for the years ended December 31, 2014, 2013 and 2012 respectively, were excluded from the calculation of earnings per share as a net loss was reported in these periods.

22—COMMITMENTS AND CONTINGENCIES

22-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12-2.

22-2 Litigation
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On August 4, 2014, Mark Eaton filed a purported class action lawsuit in the United States District Court for the Southern District of New York, asserting that the Company, Marc Oczachowski, and Eric Soyer violated federal securities laws Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing materially false and misleading statements about the Company’s business operations and prospects particularly concerning the Company’s Ablatherm-HIFU PMA file under review by the FDA that caused the price of Edap’s American Depository Receipts to be artificially inflated during the period from February 1, 2013 to July 30, 2014.  On August 6, 2014, Ronnie Haddad filed a second purported class action lawsuit, also in the United States District Court for the Southern District of New York, asserting similar claims.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On October 24, 2014, the related cases were consolidated by the United States District Court for the Southern District of New York and a lead plaintiff and lead counsel were appointed.

On December 22, 2014, the lead plaintiff filed an amended complaint that no longer included Mr. Soyer. The amended complaint alleges that Edap and Mr. Oczachowski breached their obligations under the Exchange Act in various ways, including by misrepresenting and failing to disclose allegedly material information about the safety and efficacy of treatment with Ablatherm-HIFU, and the Company’s interactions with the FDA.  The complaint seeks unspecified damages, interest, costs, and fees, including attorneys’ and experts’ fees.

On December 31, 2014, we accrued $250,000 (€206,000) as legal costs to be incurred by the Company in relation to this litigation.

On February 20, 2015, the defendants, including the Company, filed a motion to dismiss the action. We cannot predict the outcome of this motion to dismiss. We believe we have valid defenses to this matter and intend to deny liability and defend our position vigorously. We have notified our insurance carriers of this litigation and no determination can be made at this stage as to the likely outcome of the ongoing procedures and whether it will be material to us. Therefore, no loss contingency beyond legal costs of $250,000 has been booked with regard to this matter.

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

ASC 820 defines three levels of inputs that may be used to measure fair value and requires that the assets or liabilities carried at fair value be disclosed by the input level under which they were valued. The input levels are defined as follows:
Level 1:	Quoted (unadjusted) prices in active markets for identical assets and liabilities that the reporting entity can access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:	Unobservable inputs for the asset or liability.

	ASC 820 Level	December 31, 2014	December 31, 2013
Assets:
Cash and cash equivalents	Level 1	11,142	6,681
Short term investments	Level 1	1,000	1,000
Liabilities:
Short-term borrowings	Level 1	2,126	2,208
Long-Term Debt	Level 1	458	328
Investor Warrants	Level 3	1,943	3,150
Placement Agent Warrants	Level 3	148	289

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

Concerning Investor and Placement Agent Warrants, the Company uses a Black-Scholes option pricing model. The fair value of the Warrants will change over time depending on the volatility and share price at balance sheet date (see note 14-2 - Financial instruments carried at fair value). An increase in volatility would result in an increase in the value of Investors Warrants and  Placement Agent Warrants. An increase in share price would result in an increase in the value of Investors Warrants and  Placement Agent Warrants.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2013 to December 31, 2014:

All amounts in thousands Euros unless otherwise stated	As of Dec. 31, 2014	Warrants exercises (see note 19)	FV adjust- ments (see note 19)	USD/ EUR Exch. impact	As of Dec. 31, 2013
Investor Warrants 2012	893	(83)	(743)	197	1,522
Placement Agent Warrants 2012	110	-	(95)	24	181
Investor Warrants 2013	1,050	-	(799)	221	1,628
Placement Agent Warrants 2013	39	-	(85)	15	109
Total Financial instruments carried at fair value	2,092	(83)	(1,722)	457	3,439

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2012 to December 31, 2013:

All amounts in thousands Euros unless otherwise stated	As of Dec. 31, 2013	Impact of the May 2013 Placement		Fair-value adjustments & amortized costs		USD/ EUR Exch. impact	As of Dec. 31, 2012
		Reimburse- ment of non- Convertible Debentures	New granted Warrants	FV adjust- ments (see note 19)	Amorti- zation costs
Outstanding nominal amount in thousand US Dollar	-	(8,000)	-	-	-	-	8,000
Non Convertible Debentures	-	(6,015)	-	-	1,637	(38)	4,416
TOTAL Debentures	-	(6,015)	-	-	1,637	(38)	4,416
Investor Warrants 2012	1,522	-	-	18	-	(67)	1,571
Placement Agent Warrants 2012	181	-	-	5	-	(7)	183
Investor Warrants 2013	1,628	-	2,725	(928)	-	(169)	-
Placement Agent Warrants 2013	109	-	225	(103)	-	(13)	-
Total Financial instruments carried at fair value	3,439	-	2,950	(1, 007)	-	(256)	1,754
TOTAL =	3,439	(6,015)	2,950	(1, 007)	1,637	(294)	6,170

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.3 million and €1.1 million, for the years ended December 31, 2014 and 2013, respectively.

Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2014, 2013 and 2012, the Company did not generate significant revenue with a single customer.

25—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2014, there were no outstanding hedging instruments.

26—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the corporate activities of the holding Company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2014, 2013 and 2012 and the key balance sheet figures, by segment, for fiscal years 2014, 2013 and 2012.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2014	2013	2012
Segment operating loss	(1,736)	(2,755)	(2,030)
Financial income (expense), net	1,771	(901)	(4,594)
Foreign Currency exchange (losses) gains, net	(431)	(1,230)	(733)
Other income (expense), net	-	-	-
Income tax (expense) credit	(116)	(135)	(118)
Consolidated net loss	(512)	(5,021)	(7,475)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2014, 2013 and 2012:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2014
Sales of goods	5,270	11,625	-	-	16,895
Sales of RPPs & leases	2,170	1,787	-	-	3,957
Sales of spare parts and services	760	4,640	-	-	5,400
Total sales	8,200	18,052	-	-	26,252
External other revenues	518	15	-	-	533
Total revenues	8,718	18,067	-	-	26,785
Total COS	(3,683)	(11,901)	-	-	(15,584)
Gross margin	5,035	6,166	-	-	11,201
R&D	(1,062)	(646)	-	(1,224)	(2,932)
Selling and marketing expenses	(2,151)	(4,527)	-	-	(6,678)
G&A	(660)	(1,153)	(1,514)	-	(3,328)
Total expenses	(3,874)	(6,326)	(1,514)	(1,224)	(12,937)
Operating income (loss)	1,162	(160)	(1,514)	(1,224)	(1,736)
Total Assets	7,468	20,778	3,715	193	32,154
Capital expenditures	464	569	-	-	1,033
Long-lived assets	1,410	3,300	192	-	4,902
Goodwill	645	1,767	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2013
Sales of goods	1,747	13,020	-	-	14,767
Sales of RPPs & leases	2,335	1,588	-	-	3,922
Sales of spare parts and services	1,031	4,344	-	-	5,375
Total sales	5,113	18,952	-	-	24,065
External other revenues	15	-	-	-	15
Total revenues	5,128	18,952	-	-	24,080
Total COS	(2,490)	(12,271)	-	-	(14,761)
Gross margin	2,638	6,681	-	-	9,319
R&D	(1,097)	(525)	-	(973)	(2,595)
Selling and marketing expenses	(1,587)	(4,692)	-	-	(6,279)
G&A	(657)	(963)	(1,415)	(165)	(3,200)
Total expenses	(3,342)	(6,179)	(1,415)	(1,138)	(12,074)
Operating income (loss)	(704)	502	(1,415)	(1,138)	(2,755)
Total Assets	6,769	18,303	1,692	110	26,874
Capital expenditures	38	720	-	-	758
Long-lived assets	1,251	2,981	202	-	4,434
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2012
Sales of goods	1,884	15,126	-	-	17,009
Sales of RPPs & leases	2,695	1,293	-	-	3,988
Sales of spare parts and services	1,006	4,015	-	-	5,021
Total sales	5,585	20,433	-	-	26,018
External other revenues	47	-	-	-	47
Total revenues	5,632	20,433	-	-	26,065
Total COS	(2,909)	(12,723)	-	-	(15,632)
Gross margin	2,723	7,710	-	-	10,433
R&D	(920)	(746)	-	(992)	(2,659)
Selling and marketing expenses	(1,825)	(4,794)	-	-	(6,620)
G&A	(723)	(1,014)	(1,352)	(97)	(3,185)
Total expenses	(3,468)	(6,554)	(1,352)	(1,089)	(12,463)
Operating income (loss)	(746)	1,156	(1,352)	(1,089)	(2,030)
Total Assets	7,316	20,894	2,071	162	30,444
Capital expenditures	22	539	39	-	600
Long-lived assets	1,504	3,129	217	64	4,913
Goodwill	645	1,767	-	-	2,412

27—VALUATION ACCOUNTS

	Allowance for doubtful accounts	Slow-moving inventory

Balance as of January 1, 2012	1,272	1,166
Charges to costs and expenses	516	124
Deductions: write-off and others	(186)	(356)
Balance as of December 31, 2012	1,602	934
Charges to costs and expenses	186	225
Deductions: write-off and others	(693)	(422)
Balance as of December 31, 2013	1,094	737
Charges to costs and expenses	323	172
Deductions: write-off and others	(143)	(168)
Balance as of December 31, 2014	1,274	741

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

28—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2014	2013	2012
Income taxes paid (refunds received)	141	118	143
Interest paid	39	293	401
Interest received	12	6	16

Non-cash transactions:	2014	2013	2012
Capital lease obligations incurred	236	64	137

29—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You  under this contract were €68 thousand, €65 thousand and €61 thousand for 2014, 2013 and 2012 respectively. As of December 31, 2014, payables to Dae You amounted to €25 thousand As of December 31, 2013, our payables to them amounted to €66 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €308 thousand, €516 thousand and €371 thousand in 2014, 2013 and 2012, respectively. As of December 31, 2014, receivables (‘Net trade accounts and notes receivable’) amounted to €112 thousand. As of December 31, 2013, receivables from Dae You amounted to €423 thousand.

30—SUBSEQUENT SIGNIFICANT EVENTS

a)  On January 9, 2015, our Focal One HIFU device was approved by Health Canada which will allow us to market the Focal One device for the treatment of prostate cancer in Canada.

b) On February 26, 2015, we announced a multi-national strategic OEM (original equipment manufacturer) partnership with Quanta System, a leading manufacturer of medical lasers for surgical and other applications. Under the agreement, Quanta will manufacture customized urological stone lasers to be sold under the EDAP brand. Additionally, EDAP will continue to distribute Holmium lasers in France and certain North African territories, pursuant to its exclusive agreement with Lumenis in those regions.

c) On March 9, 2015, we announced that based on a recent meeting with the FDA, the Company now plans to seek clearance of Ablatherm HIFU by way of a direct de novo petition as opposed to the application amendment we had been pursuing. The FDA indicated that while PMA approval would be required for specific claims regarding treatment of prostate cancer, a prostate tissue ablation claim could be cleared via a direct de novo 510(k) application. The de novo process was introduced by FDA for instances where a device is novel and there is therefore no suitable predicate device to support a standard 510(k) submission.  To qualify for the de novo pathway, the new device must also present no more than moderate risk. Therefore, the Company plans to pursue a de novo pathway based on the discussions with FDA. Our team is now diligently focused on preparing the de novo application.

d) On March 26, 2015, we announced that we entered into a multi-partner development project to treat liver cancer. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. To fund this development project, we will receive €2.4 million in non-dilutive financing from Bpifrance over the 5-year project period.

e)  In Mars 2015, we issued 92,754 new ordinary shares in the form of ADSs following the exercise of March 2012 Warrants.