Form 20-F
period 2015-12-31
EDAP TMS SA
filed 2016-04-04
CIK 1041934

As filed with the Securities and Exchange Commission on April 4, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

□ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

Or

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2015

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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015: 25,383,461 Ordinary Shares

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

Yes    X             No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____          Accelerated filer    X            Non-accelerated filer ____

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    X     International Financial Reporting Standards as issued by the International Accounting Standards Board ____ Other ____

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item, the registrant has elected to follow. Item 17 ____  Item 18  ____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____          No    X

1

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

The following are registered trademarks of the Company in the United States: EDAP TMS® & associated logo, EDAP®, Technomed®, Ablatherm®, Ablasonic®, Ablapak®, Sonolith®, Sonolith i-sys®, Sonolith i-move®, @-REGISTRY®, Focal.One®. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ “should,” ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	the success of our HIFU technology;
-	the clinical and regulatory status of our HIFU devices;
-	the uncertainty of market acceptance for our HIFU devices;
-	the uncertainty in the U.S. FDA review and approval process for any of our devices and changes in FDA recommendations and guidance;
-	effects of intense competition in the markets in which we operate;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the market potential for our Sonolith i-move and our Focal One devices;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on our strategic suppliers;
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the seasonal nature of demand for medical devices;
-	risks associated with the current uncertain worldwide economic, political and financial environment;
-	risks associated with the March 2012 and May 2013 Warrants;
-	risks relating to ownership of our securities; and
-	risks relating to ongoing litigation, including securities litigation involving class actions.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2015, 2014 and 2013 and the selected income statement data for the years ended December 31, 2015, 2014 and 2013 set forth below have been derived from our consolidated financial statements included in this annual report. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2015	2014	2013	2012	2011

INCOME STATEMENT DATA
Total revenues	32,253	26,785	24,080	26,065	22,292
Total net sales	32,218	26,252	24,065	26,018	22,272
Gross profit	13,785	11,201	9,319	10,433	8,857
Operating expenses	(13,298)	(12,937)	(12,074)	(12,463)	(11,353)
Income (loss from operations)	488	(1,736)	(2,755)	(2,030)	(2,497)
Income (loss) before income taxes	(907)	(396)	(4,886)	(7,358)	(543)
Income tax (expense) benefit	(759)	(116)	(135)	(118)	(395)
Net income (loss)	(1,667)	(512)	(5,021)	(7,475)	(938)
Basic earnings (loss) per share	(0.07)	(0.02)	(0.24)	(0.43)	(0.07)
Diluted earnings (loss) per share	(0.07)	(0.02)	(0.24)	(0.43)	(0.07)
Dividends per share(1)	—	—	—	—	—
Basic weighted average shares outstanding	25,021,966	23,601,428	20,593,720	17,556,395	13,345,004
Diluted weighted average shares outstanding	25,021,966	23,601,428	20,593,720	17,556,395	13,345,004

BALANCE SHEET DATA
Total current assets	33,039	26,615	22,125	24,729	25,032
Property and equipment, net	2,123	2,122	1,655	2,035	2,534
Total current liabilities	16,271	12,158	11,589	13,124	19,717
Total assets	38,581	32,154	26,874	30,444	32,238
Long-term debt, less current portion	4,798	2,434	3,678	6,585	720
Total shareholders’ equity	14,430	15,141	9,284	8,161	8,714

(1)	No dividends were paid with respect to fiscal years 2011 through 2014 and subject to approval of the annual shareholders’ meeting to be held in 2016 the Company does not anticipate paying any dividend with respect to fiscal year 2015. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€

2011	0.77	0.67	0.72	0.77
2012	0.83	0.74	0.78	0.76
2013	0.78	0.72	0.75	0.73
2014	0.83	0.72	0.75	0.83
2015	0.95	0.83	0.90	0.92

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	High	Low	Average(1)	End of Month
	€	€	€	€
2015
September	0.90	0.88	0.89	0.90
October	0.91	0.87	0.89	0.91
November	0.95	0.91	0.93	0.95
December	0.95	0.91	0.92	0.92

2016
January	0.93	0.91	0.92	0.92
February	0.92	0.88	0.90	0.92
March, through March 18, 2016	0.92	0.88	0.90	0.89

(1)	The average of the Noon Buying Rate on each business day of the month.

On March 18, 2016, the Noon Buying Rate was U.S.$1.00 = €0.89.

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

Risks Relating to Our Business

We have a history of operating losses and it is uncertain whether we can maintain profitability.

Although we achieved profitability in 2015, we have incurred operating losses in each previous fiscal year since 1998. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize our lithotripsy and particularly our High Intensity Focused Ultrasound (“HIFU”) devices in the United States. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. We cannot guarantee that we will realize sufficient revenue to remain profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Our future revenue growth and income depend, among other things, on the success of our HIFU technology.

Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced declining unit sales prices in recent years. However, we depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm and the Focal One, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is commercialized in the European Union, Canada, United States and other countries; the Focal One is commercialized in the European Union, Saudi Arabia, Canada, South Korea, Peru and Chile but is not approved for commercial distribution in the United States.

Further, even if we do receive the required approvals, we may not receive them on a timely basis and we may not be able to satisfy the conditions of such approval, if any. The failure to receive product approval by the FDA for our Focal One device, or any significant delay in receipt thereof, will have a material adverse effect on our business, financial condition or results of operations. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.”

We may not have sufficient funds to promote and market our Ablatherm device in the United States and for our ongoing operations.

We have been funding our clinical trials and panel preparation to support the FDA PMA submission for our Ablatherm device using the $17.4 million (€12.0 million) and $8.3 million (€6.1 million) net proceeds from financings we completed in October 2007 and June 2014, respectively. As of December 31, 2015, we had €14.6 million in cash and cash equivalents and short terms investments on hand. While we believe our working capital is, as of the date of this annual report, sufficient for our present working capital requirements, we may need to raise additional capital to fund our U.S. Ablatherm marketing roll-out strategy or to fund new development projects. If funding is not available on acceptable terms, or at all, we may need to decrease our operating expenses or to delay the launch of new products. See Item 5, “Operating and Financial Review and Prospect—Liquidity and Capital Resources.”

Our clinical trials for products using HIFU technology may not be successful and we may not be able to obtain regulatory approvals necessary for commercialization of all of our HIFU products.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. Product development, including pre-clinical studies and clinical trials is a long, expensive and uncertain process, and is subject to delays and failures at any stage. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials. Companies can suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials. Furthermore, data obtained from a trial can be insufficient to demonstrate that our products are safe, effective, and marketable. The commencement, continuation or completion of any of our clinical trials may be delayed or halted, or inadequate to support approval of an application to regulatory authorities for numerous reasons including, but not limited to:

•	that regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold; See Item 4, ‘‘Information on the Company—HIFU Division Clinical and Regulatory Status.’’
•	slower than expected rates of patient recruitment and enrolment;
•	inability to adequately monitor patient during or after treatment;
•	failure of patients to complete the clinical trial;
•	prevalence and severity of adverse events and other unforeseen safety issues;
•	third-party organizations not performing data collection and analysis in a timely and accurate manner;
•	governmental and regulatory delays or changes in regulatory requirements, policies or guidelines;
•	the interim or final results of a clinical trial are inconclusive or unfavorable as to safety or efficacy; and
•	that regulatory authorities conclude that our trial design is inadequate to demonstrate safety and efficacy.

Additionally, certain regulatory authorities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which would increase costs and could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support requested regulatory approval. Discussions with regulatory authorities to improve our clinical protocols may prove difficult and lengthy. We or the relevant regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies may even refuse to grant exemptions to pursue clinical trials.

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products still in the clinical trial stage, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA with respect to the United States. The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources.

Further, there can be no assurance that we will receive the required approvals for our products from the required regulatory authorities or, if we do receive the required approvals, that we will receive them on a timely basis, on the conditions and for the indications we seek, or that we will otherwise be able to satisfy the conditions of such approval, if any.

Even if regulatory approval to market a product is granted, it may include limitations on the indicated uses for which the product may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, ‘‘Information on the Company—Government Regulation’’ and “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.”

Furthermore, changes to regulatory policy or the adoption of additional statutes or regulations that affect our business could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

HIFU technology may not be accepted and adopted by the medical community.

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and efficacy and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on evidence of the cost effectiveness of a therapy as compared to existing therapies and on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for full public reimbursement in Germany and Italy, in France, under certain conditions and partial reimbursement from private insurers in the United Kingdom. On April 18, 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of an innovative process to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries. Under this innovative process, French healthcare government authorities will review the clinical data gathered within the next four years in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that a definitive reimbursement code will be granted. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. Although in 2015, our operating cash flow was positive, in 2014 and 2013 our operating cash flow was negative due to the cash requirements of operating activities, working-capital cash requirements, cash requirements of investing activity to expand our mobile business model and to expand the leasing of our products as part of our revenue-per-procedure (“RPP”) model, and sponsoring of the clinical trials in support of our PMA submission to the FDA of our Ablatherm solution for the treatment of prostate cancer in the United States and to expand our commercial lithotripsy activities in the United States, which we financed using cash and cash equivalents on hand. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile activity (which is invoiced on a RPP basis), since each of these activities generates smaller immediate revenues than device sales. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in sales efforts as well as marketing campaigns and promotional tools, particularly to implement our expanded U.S. and global strategy following the FDA clearance of Ablatherm, while there is no assurance that this will result in the increase in the demand for our products and services.

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Siemens, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market, our devices, in particular the Ablatherm and the Focal One, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies working with HIFU technology for the minimally invasive treatment of tumors include SonaCare Medical, a U.S. company which markets a device called the Sonablate for the ablation of prostatic tissue. Sonablate was approved by the FDA for commercialization in the U.S. in October 2015. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids, painful bone tumors and brain disorders. Theraclion, a French company licensed by EDAP to use of some of our HIFU patents, is currently marketing the Echopulse HIFU device to treat thyroid tumors and benign breast tumors. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. Philips Healthcare, a Dutch company, is also developing HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. See Item 4, ‘‘Information on the Company—HIFU Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—UDS Division.’’

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

Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. In contrast, procedures performed with our HIFU devices are not reimbursed in the European Union with the exception of Italy, Germany, in France under certain conditions, and in the UK where procedures are partially reimbursed by either public healthcare systems or private insurers. We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

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

For certain components or services, we depend on a single supplier who, due to events beyond our control may fail to deliver sufficient supplies to us or increase the cost of items supplied, which would interrupt our production processes or negatively impact our results of operations.

We purchase the majority of the components used in our products from a number of suppliers, but rely on a single supplier for some key components. In addition, we rely on single suppliers for certain services. If the supply of these components or services were interrupted for any reason, our manufacturing and marketing of the affected products would be delayed. These delays could be extensive, especially in situations where a component substitution would require regulatory approval. In addition, such suppliers could decide unilaterally to increase the price of supplied items and therefore cause additional charges for the Company. We expect to continue to depend upon our suppliers for the foreseeable future. Failure to obtain adequate supplies of components or services in a timely manner and at the agreed price could have a material adverse effect on our business, financial condition and results of operations.

Intellectual property rights are essential to protect our medical devices, and any dispute with respect to these rights could be costly and have an uncertain outcome.

Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, the outcome of such claims may be highly uncertain. The medical device industry has been characterized by extensive patents and other intellectual property rights litigation. From time to time we receive letters from third parties drawing our attention to their patent rights. Our products, including our HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by our technical and management personnel. An adverse determination in any such litigation or proceeding to which we become a party could subject us to significant liability to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign certain products or subject us to injunctions preventing the manufacture, use or sale of the affected products. In addition to being costly, drawn-out litigation to defend or prosecute intellectual property rights could cause our customers or potential customers to defer or limit their purchase or use of our products until the litigation is resolved. See Item 4, ‘‘Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property’’ and Item 4, ‘‘Information on the Company—UDS Division—UDS Division Patents and Intellectual Property.’’

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

We are exposed to risks related to cybersecurity threats and incidents.

In the conduct of our business, we collect, use, transmit and store data on information technology systems. This data includes confidential information belonging to us, our customers and other business partners, as well as personally identifiable information of individuals. We also store data related to our clinical trials on our information technology systems. We have experienced no significant nor material cybersecurity threats and incidents. We also rely in part on the reliability of certain tested third parties' cybersecurity measures, including firewalls, virus solutions and backup solutions. Cybersecurity incidents may result in business disruption, the misappropriation, corruption or loss of confidential information and critical data (ours or that of third parties), reputational damage, litigation with third parties, diminution in the value of our investment in research and development, data privacy issues and increased cybersecurity protection and remediation costs. Moreover, we devote significant resources to network security, data encryption and other measures to protect our systems and data from unauthorized access or misuse, including meeting certain information security standards that may be required by our customers, all of which increases cybersecurity protection costs. As these threats, and government and regulatory oversight of associated risks, continue to evolve, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain. Future cybersecurity breaches or incidents or further increases in cybersecurity protection costs may have a material adverse effect on our business, financial condition or results of operations.

Our international operations expose us to additional costs and legal and regulatory risks, which could have a material adverse effect on our business, results of operations and financial condition.

We have significant international operations. We have direct distribution channels in over fifty countries outside of France, our country of incorporation, and through our foreign subsidiaries. Compliance with complex foreign and French laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (particularly with respect to the recent invalidation of the U.S.-European Union safe harbor by the European Court of Justice), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the Office of Foreign Asset Control, laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we may inadvertently breach some provisions, for example, through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements, or otherwise. Our success depends, in part, on our ability to anticipate these risks and manage these challenges. We have a dispersed international sales organization, and this structure makes it more difficult for us to ensure that our international selling operations comply with our global policies and procedures.

Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, or our business, results of operations and financial condition.

We have been and we may in the future be the target of securities class action or other litigation, which could be costly and time consuming to defend.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of its securities. This risk is especially relevant for us because innovative life sciences and medical device companies have experienced significant stock price volatility in recent years.

On August 4, 2014, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York asserting that the Company, Marc Oczachowski, and Eric Soyer (our former Chief Financial Officer) violated federal securities laws by issuing materially false and misleading statements that caused the price of our ADSs to be artificially inflated. An amended complaint alleges that the Company and Mr. Oczachowski breached their obligations under the Exchange Act in various ways, including by misrepresenting and failing to disclose allegedly material information about the safety and efficacy of treatment with Ablatherm-HIFU, and the Company’s interactions with the FDA. The complaint sought unspecified damages, interest, costs, and fees, including attorneys’ and experts’ fees. In February 2015, the defendants, including the Company, filed a motion to dismiss and on November 11, 2015, we announced the dismissal of the class action lawsuit and that no notice of appeal was subsequently filed by the plaintiffs.

Any additional litigation, if instituted, could cause us to incur substantial costs and our management resources may be diverted to defending such litigation, which could adversely affect our financial condition or results of operations.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2015, approximately 83% of our total costs of sales and operating expenses were denominated in euro, while approximately 35% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2015, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

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

In addition, we rely on the credit market to secure dedicated lease financings to fund the development of our RPP business model related to the sale of treatments’ procedures. Due to the limited availability of lending in the current market environment, we may be unable to access sufficient lease financing. Without lease financing, we may be unable to continue the development of our RPP model or we may need to fund such activity out of our existing working capital. Similarly, some of our clients rely on lease financing to finance their purchases of equipment. Limited availability of lease financing facilities may also affect their purchasing decisions and may adversely impact our equipment sales.

While we believe our working capital is, as of the date of this annual report, sufficient for our present working capital requirements, we may need to raise additional capital to fund our U.S. Ablatherm marketing roll-out strategy or to fund new development projects. If funding is not available on acceptable terms, or at all, we may need to decrease our operating expenses or to delay the launch of new product developments.

The issuance of ADSs upon exercise of outstanding warrants will cause immediate and substantial dilution to our existing shareholders.

The issuance of ADSs upon exercise of the warrants issued in March 2012 (the “March 2012 Warrants”) and in May 2013 (the “May 2013 Warrants”) will result in dilution of other shareholders since the selling shareholders may ultimately sell the full amount of ADSs issuable on exercise. Based on the total number of outstanding warrants as of April 4, 2016, and on the total number outstanding options to subscribe to new shares, up to 3,447,213 ADSs are issuable upon exercise, representing approximately 13.6% of our issued and outstanding share capital. Although no single warrant holder may exercise its Warrants if such exercise would cause it to own more than 9.99% of our outstanding ordinary shares, this restriction does not prevent each holder from exercising a portion of its holdings and selling those securities. In this way, each holder could sell more than this limit while never holding more than such limit.

On April 22, 2014, we filed a Form F-3 registration statement with the SEC to register ordinary shares and warrants for a maximum amount of $50 million, hence providing for registration of any future new ordinary shares issued for the purpose of raising capital. This registration statement was declared effective by the SEC on May 5, 2014. We issued and registered shares under this registration statement on June 2, 2014, although we did not offer the maximum amount registered under this registration statement.

On June 30, 2015, our shareholders extended the validity of existing resolutions, including the June 30, 2014 authorization to issue a maximum of 10 million new shares.

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

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in 2015 was 220,088, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2015 and December 31, 2014, was $6.57 and $2.26, and $6.05 and $1.15, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2014 was 144,032 as opposed to 131,317 for the same period of 2015. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors, including changes in our business, operations and prospects, and factors beyond our control, including regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

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

As described above, on June 30, 2015, our shareholders adopted resolutions allowing the Board of Directors to issue new shares in an aggregate maximum amount of 10 million shares. On February 18, 2016, our shareholders adopted a resolution allowing the Board of Directors to issue 1 million new shares under the form of subscription options to motivate and reward teams dedicated to successfully implement our U.S. and worldwide expansion plans. As of April 4, 2016, the maximum number of shares available to be issued was 11 million.

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

On February 14, 2013, the EU Commission adopted a proposal for a Council Directive (the "Draft Directive") on a common financial transaction tax (the "FTT"). According to the Draft Directive, the FTT should have been implemented and should have entered into effect in 10 EU Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Spain, Slovakia, and Slovenia, the “Participating Member States”) towards the middle of 2014. Pursuant to the Draft Directive, the FTT was to be payable on financial transactions provided at least one party to the financial transaction is established or deemed established in a Participating Member State and there is a financial institution established or deemed established in a Participating Member State which is a party to the financial transaction, or is acting in the name of a party to the transaction. The rates of the FTT were to be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives would have amounted to at least 0.1% of the taxable amount. The taxable amount for such transactions was in general to be determined by reference to the consideration paid or owed in return for the transfer.

The Draft Directive has not been adopted. A proposal combining a broader scope and lower rates is currently being discussed between Participating Member States, with the objective to make the FTT applicable as from June 1, 2016.

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

History and Development of the Company

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a société anonyme organized under the laws of the Republic of France for a duration of 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. Corporation Service Company, 1090 Vermont Avenue, Suite 430, Washington, D.C. 20005, United States, is our agent for service of process in the United States.

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

On October 15, 2015, we announced the withdrawal of our de novo application and the submission of a 510(k) notice, in accordance with the FDA guidelines, following the FDA clearance of the Sonablate 450 for prostatic tissue ablation using HIFU.

On November 9, 2015, we announced the receipt of 510(k) clearance from the FDA to market Ablatherm Integrated Imaging HIFU in the U.S. for the ablation of prostate tissue.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €8.4 million, €8.2 million and €5.1 million for 2015, 2014 and 2013, respectively. Those sales are generated in Europe, in the United States and the rest of the world, excluding certain countries in Asia (including Japan) where our HIFU devices are not approved yet. Total net sales for the UDS division were €23.8 million (including €10.7 million in Asia and €13.0 million in Europe and the rest of the world), €18.1 million (including €7.5 million in Asia and €10.6 million in Europe and the rest of the world) and €19.0 million (including €8.2 million in Asia and €10.7 million in Europe and the rest of the world), each for 2015, 2014 and 2013, respectively.

See Note 26 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is quite cyclical and generally linked to lengthy hospital decision and investment processes. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €8.4 million to our consolidated net sales during the fiscal year ended December 31, 2015.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The HIFU Division markets two HIFU devices: the Ablatherm and the Focal One. The Ablatherm is dedicated to the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. Ablatherm can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment. Ablatherm is approved for commercial distribution in the European Union, the United States, South Korea, Canada, Australia, Taiwan, South Africa, New Zealand, the Philippines, Argentina, Mexico, Brazil, Russia, Venezuela, Peru and Ecuador.

HIFU Division also produces and markets the Focal One device, a HIFU robotic device fully dedicated to the focal therapy of localized prostate cancer, thereby destroying targeted cancer cells only. Focal One is approved for commercial distribution in the European Union, Canada, Saudi Arabia, South Korea, Peru and Chile. As of December 31, 2015, the HIFU division had an installed base of 100 Ablatherm machines, 14 Focal One and 350 trained clinical sites worldwide were using this technology.

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

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•	Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this through a direct sales network in key European countries and the United States and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program.
•	Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. We entered into a multi-partner liver cancer development project organized by the HECAM (HEpatocellular CArcinoma Multi-technological) consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. EDAP’s focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive a maximum of €2.4 million in non-dilutive financing from Bpifrance over the 5-year project period. In June 2015, EDAP received €736,000 from Bpifrance (€237,000 as a conditional subsidy and €499,000 as a grant ) to advance on the HECAM project. In 2015, the HIFU division maintained expenses at levels similar to 2014 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering maintaining similar levels of R&D spending in 2016 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

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

The Ablatherm is cleared for distribution in the European Union, the United States, South Korea, Canada, Australia, South Africa, New Zealand, the Philippines Taiwan, Mexico, Argentina, Brazil, Russia, Venezuela, Peru, Costa Rica and Ecuador.

•	The Focal One is a HIFU robotic device fully dedicated to the focal therapy of prostate cancer. Focal One combines the three essential components to efficiently perform a focal treatment of localized prostate cancer: (i) high-quality imaging to localize tumors with the use of magnetic resonance imaging (MRI) combined with real-time ultrasound, (ii) high precision of HIFU treatment focused on identified targeted cancer areas and (iii) immediate feedback on treatment efficacy utilizing Contrast-Enhanced Ultrasound Imaging. Focal One provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life. The Focal One device received CE Marking for European market clearance in June 2013 and is also approved in Canada, Russia, Saudi Arabia, South Korea, Peru and Chile. We are also working to obtain clearance in other parts of the world.

HIFU Division Patents and Intellectual Property

As of December 31, 2015, the HIFU division’s patent portfolio contained 35 patents consisting of 12 patents in the United States, 20 patents in the European Union and Japan and three patents in both Israel and the rest of the world. They belong to 19 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2015, three U.S. patents and two European patents covering technological solutions embedded in the very first generation of HIFU devices (Ablatherm Maxis) expired. Two additional new patents have been granted in the same period in Europe. One concerns the Focal One technology as the other one concerns imaging of HIFU lesions in liver tissue. One additional patent has been granted in China. This patent, relating to an original transducer shape dedicated to new applications in which a large volume of tissue necrosis is required in a short time has been already granted in Europe and Japan. Ten additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (four), the United States (three), and the rest of the world (three) are also under review. Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which give rise in some cases to the filing, followed by the grant of co-owned patents. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of HIFU devices using co-owned patents. Under these agreements, which last for the life of each co-owned patents we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

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

HIFU Division Clinical and Regulatory Status

Clinical and Regulatory Status in Europe

The HIFU division has conducted an extensive clinical trial for the Ablatherm in the European Union. This trial, the European Multicentric Study, involved a total of 652 patients diagnosed with localized prostate cancer and included six sites in France, Germany and The Netherlands. The primary goals of the trial were to assess the safety and effectiveness of the Ablatherm. An interim analysis performed on the first 559 patients included 402 patients treated with the Ablatherm device as a first-line therapy. Of these patients, 81.4% had a normal PSA and 87.2% had negative biopsies at the last follow-up and were considered cancer free. The trials also included 157 patients who underwent an Ablatherm treatment as a salvage therapy after a previous failed therapy (hormone therapy, radiation or prostatectomy). Of these patients, 80.7% and 67.9% had negative biopsies and normal PSA after treatment, respectively.

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

In 2005, a clinical trial was started in France to validate the efficacy and safety of Ablatherm as salvage treatment for patients who did not respond to brachytherapy. This clinical study was successfully completed in 2011 with satisfactory safety and efficacy results. Following the study, in January 2012, we submitted to the European certification body an application for an extension of Ablatherm CE marking addressing brachytherapy failures. Extension was granted in February 2012.

In 2007, a new clinical trial using Ablatherm and dedicated to the treatment of patients with high risk disease who are not candidates for radical surgery because of their age and/or co-morbidities was started in France. This clinical trial was terminated in March 2012 due to low patient enrollment.

Also in 2007, a clinical trial to evaluate the utility of Contrast-Enhanced UltraSound (“CEUS”) for the early diagnosis of local cancer recurrence after HIFU treatment was started in France. The preliminary results assessed that contrast-enhanced ultrasound is efficient in distinguishing residual viable prostate tissue from ablated tissue after HIFU prostate ablation. This study provides evidence that contrast ultrasound can diagnose early cancer recurrences. In May 2011, preliminary results related to good detection potential of CEUS after HIFU treatment were published by Edouard Herriot Hospital, Lyon, France, in the journal Radiology. Patient follow-up was completed in February 2012. CEUS technology was adopted for use in the new Focal One HIFU device.

In 2009, a new clinical trial was started in France to validate a new strategy of minimally invasive treatment of prostatic adenocarcinomas localized in a single lobe with HIFU. This concept of partial treatment is proposed as an intermediate option between active surveillance and whole prostate treatment. Partial treatment for this trial is hemiablation of the prostate in which a single prostatic lobe (or hemisphere) is ablated using HIFU in patients with prostate cancer that has a low risk of recurrence and for which the imaging and biopsy assessments show a unilateral cancer. The goal of hemiablation is to reduce the complications associated with standard treatments, notably the risks of incontinence and impotence. Final results were presented at the 109th Annual Meeting of the French Association of Urology in Paris France which was held in November 2015. A total of 110 patients were included at 10 centers. The survival rate without additional definitive treatment at 24 months was 89%. Urinary continence was preserved in 97% of patients and sexual function was preserved in 78%.

In September 2010, a new clinical trial commenced in France and Norway to validate the new strategy of hemi-ablation treatment in radio-recurrent prostate cancer localized in a single lobe. This objective of focal treatment in patients with prostate cancer recurrence after radiotherapy is to reduce the risks of side effects in a very fragile population of patients. This clinical trial had been expanded to include a cohort of 100 patients and to confirm the published preliminary outcomes. Results from this study were published in the British Journal of Urology International in 2014. A total of 48 patients were enrolled. The study concluded that hemispherical salvage HIFU is a feasible therapeutic option in patients with unilateral radio-recurrent prostate cancer, which offers limited urinary and rectal morbidity, and preserves health-related quality of life.

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

In January 2014, a new clinical trial on multifocal HIFU treatments with the Focal One device began in France in six investigational centers. The aim of this study is to evaluate the efficacy and safety results of different focal HIFU treatment strategies. Thanks to Focal One technical capacities (Dynamic Focusing technology, elastic fusion of MRI and ultrasound images and Contrast Enhanced Ultrasound treatment validation) many focal treatments approaches are possible allowing for treatment that is individually tailored to the patient’s disease. In January 2015, the last patient was included in the above study, clinical results will be analyzed after 12 months’ follow-up.

In February 2015, the reimbursement evaluation study of HIFU was initiated under the “Forfait Innovation”. This process, piloted by French Association of Urology (AFU), compares primary whole-gland or sub-total HIFU and salvage whole-gland and focal HIFU results with those of radical prostatectomy in 42 French urological centers. The primary outcome is the salvage treatment free rate at two years.

Clinical and Regulatory Status in the United States

In 2005 EDAP started an Investigational Device Exemption (“IDE”) study (G050103) to assess the safety and effectiveness of Ablatherm HIFU in the U.S. for the treatment of low risk, localized prostate cancer. This study was designed as a pivotal study to support PMA approval. This study was planned as a multicentric, prospective, non-randomized, concurrently controlled clinical trial comparing Ablatherm HIFU to cryotherapy in patients with low risk, localized prostate cancer.

Due to accrual difficulties, particularly in the cryosurgery arm, this planned study was not completed. Of the planned 205 patients per arm, 136 and five patients were recruited to the Ablatherm HIFU and cryosurgery arms, respectively.

We completed the treatment of 134 patients in June 2010, the required two years’ follow-up phase was completed in June 2012. Clinical outcomes from these patients combined with our strong European long-term database formed the foundation of our PMA submission to the FDA on January 31, 2013.

On March 9, 2015, we announced that based on our collaborative discussions with the FDA, we planned to seek clearance of Ablatherm HIFU by way of a direct de novo 510(k) application as opposed to the PMA application amendment we had been considering.  The FDA indicated that while PMA approval would be required for specific claims regarding treatment of prostate cancer, a prostate tissue ablation claim could be cleared via a direct de novo 510(k) application.

On October 15, 2015, we announced the withdrawal of our de novo application and the submission of a 510(k) notice, in accordance with the FDA guidelines, following the FDA clearance of the Sonablate 450 for prostatic tissue ablation using HIFU.

On November 9, 2015, we announced the receipt of 510(k) clearance from the FDA to market Ablatherm® Integrated Imaging HIFU in the U.S. for the ablation of prostate tissue.

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

HIFU Clinical Data

To date, our clinical Ablatherm results have been published in more than 85 renowned peer-reviewed journals. In 2010, the results of a major multicentric study on 803 patients were published showing a local control of the disease in 77.9% of the patients. In 2013, three long-term studies presenting results obtained over a period of more than 14 years on 538 patients, 704 patients and 1,002 patients were published, showing excellent cancer-specific and metastasis-free survival in primary patients (Ganzer et al. BJU 2013, Thuroff et al. Journal of Urology 2013 and Crouzet et al. European Urology 2013).

In 2014, the first clinical results of focal treatments with Ablatherm were published by Baco et al. in the British Journal of Urology International (“BJUInt”) and Van Velthoven et al. in Prostate Cancer magazine. Baco et al. published promising results of hemi-salvage HIFU (treatment of one lobe of the prostate) after External Beam Radiation Therapy (“EBRT”) and brachytherapy recurrences. In this fragile population of patients, the treatment of the infected lobe is reported to provide better functional outcomes and preserves quality of life. A similar approach of HIFU prostate hemi-ablation was presented by Van Velthoven et al. for primary care patients. With a maximum follow-up of 61 months the study showed a rate of 100% full continence and 75% erectile function preservation combined with only 11% of salvage treatment (re-HIFU in the contralateral lobe). Authors concluded primary zonal HIFU is a valid focal therapy strategy which is safe and feasible in a day-to-day practice showing good promising results. This study was updated in 2015 in Prostate Cancer and Prostatic Diseases journal with 50 patients treated with Hemi-HIFU strategy and provided 100% five-year cancer specific survival rate. The functional results included 94% pad free patients and 80% erectile function preservation at the end of follow-ups.

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

The final results of the French hemiablation study were presented at the 109th Annual Meeting of the French Association of Urology in Paris France in November 2015. The study included a total of 110 patients at 10 centers. The survival rate without additional definitive treatment at 24 months was 89%. Urinary continence was preserved in 97% of patients and sexual function was preserved in 78%.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 180,890, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

The HIFU division believes that HIFU therapy could be expanded to other medical conditions, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. For example, we entered into a multi-partner liver cancer development project organized by the HECAM (HEpatocellular CArcinoma Multi-technological) consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. EDAP’s focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive a maximum of €2.4 million in non-dilutive financing from Bpifrance over the five-year project period of which we received the first instalment of €736,000 in June 2015. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer. For example, our licensee, Theraclion, obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors. See Item 4, “Information on the Company—HIFU Division Patents and Intellectual Property.”

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

We also believe that Focal One will be well positioned to address the growing demand for a “focal” approach of localized prostate cancer which cannot be answered by surgery or radiation therapy. “Focal” treatment (also known as “partial” or “zonal” treatment, as opposed to “radical” treatment) provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life.

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

HIFU Division Sales and Distribution of Products

The HIFU division markets and sells its products through our own direct marketing and sales organization as well as through selected third-party distributors and agents in several countries. Using our direct subsidiaries or representative offices network, the HIFU division maintains direct marketing and sales forces in France, United States, Germany, Russia and Italy, which currently represent its largest HIFU markets. Additionally, the HIFU division markets and sells its products through our distribution platform in the Middle East, South Korea and South East Asia.

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

The HIFU division’s marketing efforts include the organization of information and training programs for urologists, mainly in key European countries and in the United States where HIFU awareness is growing, comprehensive media and web programs to educate patients on the availability of HIFU technology to treat localized prostate cancer and strong participation in focused dedicated urological events. Our dedicated web site www.hifu-planet.com for patients and physicians is visited regularly. The information contained on that website is not incorporated by reference herein.

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €23.8 million to our consolidated net sales during the fiscal year ended December 31, 2015.

Our UDS business is quite cyclical and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith i-move and the Sonolith i-sys. As of December 31, 2015, the UDS division has sold 827 ESWL lithotripters worldwide to this date and actively maintained or otherwise serviced 660 installed lithotripters.

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

UDS Division Business Strategy

The business strategy for the UDS division is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. The UDS division manufactures its own products as part of EDAP TMS France SAS (“EDAP TMS France”), our wholly owned subsidiary. The key elements of the UDS division’s strategy are:

•	Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that a combination of continued investment in lowering end-user costs and offering innovative units that are easily adaptable to various treatment environments, as well as a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘Information on the Company—UDS Division Products’’.
•	Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. We believe that we can achieve additional long-term growth by offering our established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. Our distribution platform in urology consists of a series of well-established subsidiaries in Europe and Asia as well as a network of third-party distributors worldwide.
•	Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that our FDA-inspected, ISO 9001 (V:2008) certified and ISO 13485 (V:2003) certified facilities allow us to offer manufacturing services to a wide range of potential medical equipment developers.

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
Malaysia
Peru
Colombia
Venezuela
Japan
United States
Taiwan
Singapore
Costa Rica
Mexico
Saudi Arabia
Brazil

Sonolith i-sys	Electroconductive	Commercial	Approved for distribution:
	treatment of	Production	European Union
	urinary stones		South Korea
Canada
United States
Japan
Australia
Colombia
Peru
Malaysia
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

UDS Division Patents and Intellectual Property

As of December 31, 2015, the UDS division’s patent portfolio contained ten patents consisting of one patent in the United States, seven patents in the European Union and Japan and two patents in both Israel and the rest of the world. One additional patent covering means to move Xray C-Arms has been delivered in Europe in 2015. They belong to five groups of patents covering key technologies relating to ESWL systems and associated software capabilities.

Three patents, one in the United States, and two in the European Union and in Japan, are also in the examination process. These patents concern a stone localization system using ultrasound imaging on Sonolith i-sys and Sonolith i-move lithotripters. The UDS division’s patents cover both piezoelectric and electroconductive technologies associated to ESWL generator, localization systems and device design. The UDS division’s ongoing R&D objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

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

UDS Division Regulatory Status

The Sonolith i-move is available for commercial distribution in the European Union, South Korea, Malaysia, Peru, Venezuela, Colombia, Costa Rica, Japan, United States, Taiwan, Singapore, Saudi Arabia, Mexico and Brazil. The Sonolith i-sys is available in the European Union, South Korea, Canada, United States, Peru, Colombia, Argentina, Venezuela, Mexico, Costa Rica, Japan, Australia, Malaysia, Singapore, Saudi Arabia and Taiwan. The UDS division continues to provide disposables, replacement parts and services for the current installed base of LT02 machines and Sonolith Praktis, even though we discontinued the manufacture of these machines.

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

UDS Division Services and Distribution

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. The UDS division distributes urodynamics products on behalf of MMS (Medical Measurement Systems) and Andromeda in Japan, and laser urology solutions from Lumenis in France and from Quanta System in Asia. We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets covering most of the world.

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

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. EDAP TMS France’s facilities are also subject to scheduled inspections by the FDA. The FDA last visited our manufacturing site in June 2014 with no findings nor issuance of Form 483 observations. EDAP TMS France has obtained the ISO 9001 (V:2008) and ISO 13485 (V:2003) certifications, which indicate compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Taiwanese, Japanese and Canadian regulations, as well as with the U.S. Quality System Regulation. See ‘‘Information on the Company—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

Property and Equipment

We have one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 4,150 square meters and are leased to us under a renewable ten-year commercial lease agreement signed on July 1, 2015. We use this facility to manufacture our device portofolio. We believe the terms of the lease reflect commercial practice and market rates. The manufacturing facility, and principal offices, which we utilize to manufacture and/or assemble all of our products, have ISO 9001 and ISO 13485 certifications. We are not aware of any environmental issues that could affect utilization of the facility.

In addition, we lease office and/or warehouse facilities in Kuala Lumpur (Malaysia), Rome (Italy), Flensburg (Germany), Austin (U.S.), Moscow (Russia), Seoul (South Korea), Fukuoka, Osaka, Sapporo and Tokyo (Japan), Dubai (United Arab Emirates).

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

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated CGMP, labeling, and pre-market notification (known as ‘‘510(k)’’). Most Class I devices are exempt from premarket notification and/or GMP regulations. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. The FDA may require the submission of clinical data as part of pre-market notifications for Class II devices. The FDA recently introduced the de novo 510(k) process for Class II devices for instances where a device is novel and there is therefore no suitable predicate device to support a standard 510(k) submission. To qualify for the de novo pathway, the new device must also present no more than moderate risk.  Class III devices are those that must receive PMA by the FDA to ensure their safety and effectiveness. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an IDE from the FDA before commencing human clinical trials in the United States in support of the PMA. Our lithotripsy range of products has been reclassified by the FDA as a Class II device. As far as our Ablatherm or Focal One HIFU devices are concerned, they also have been reclassified as Class II devices. Ablatherm has been cleared by FDA in November 2015, via a 510(k) application, based on a prostate tissue ablation claim, following the approval of another HIFU device via a de novo 510(k) process. Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the U.S. Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors (or its representative, the GMED, in France) in the past few years. In June 2014, the FDA conducted an inspection of our manufacturing processes and facility with no findings nor issuance of Form 483 observations.

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

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labor and Welfare (‘the “MHLW’’) under the license “Marketing Authorization Holder.” Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys and the Sonolith i-move are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2015, 2014 and 2013 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

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

Operating Results

Overview

Total revenues include sales of our medical devices and sales of disposables (“sales of goods”), sales of RPPs and leases, and sales of spare parts and services, all net of commissions, as well as other revenues.

Sales of goods have historically been comprised of net sales of medical devices (ESWL lithotripters and HIFU devices) and net sales of disposables (mostly Ablapaks and Focalpaks in the HIFU division and electrodes in the UDS division). The sale price of our medical devices is subject to variation based on a number of factors, including market competition, warranties and payment terms. Consequently, a particular sale of a medical device may, depending on its terms, result in significant fluctuations in the average unit sale price of the product for a given period, which may not be indicative of a market trend.

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

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented approximately 34% of our total consolidated net sales in 2015. Net sales of goods in Asia represented approximately 39% of such sales in 2015 and consisted primarily of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 40% of such sales in 2015 and related primarily to ESWL lithotripters, reflecting the fact that approximately 49% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve is located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2015, approximately 83% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 35% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above, amounted to €2.7 million, €2.9 million and €2.6 million in 2015, 2014 and 2013, respectively, representing approximately 8.4%, 10.9% and 10.8% of total revenues in 2015, 2014 and 2013, respectively. Consolidated research and development expenses included research and development government grants and tax credits of €0.6 million, €0.8 million and €1.1 million in 2015, 2014 and 2013, respectively. Research and development costs in 2014 and 2013 included clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer. Beginning in 2016, management expects the budget for research and development expenses in Europe to level off at approximately 10% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €7.4 million in 2015, €6.7 million in 2014 and €6.3 million in 2013 Selling and marketing expenses included allowances for doubtful accounts of €0.02 million in 2015, €0.4 million in 2014 and €0.2 million in 2013. The €0.7 million or 11% increase in selling and marketing expenses from 2014 to 2015 was primarily a result of the increase in sales activity. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm and Focal One HIFU technology’s status as a standard of care for prostate pathologies in Europe, and to sustain the Company’s worldwide market position in lithotripsy, including in the United States where the Company’s full range of lithotripsy products is now approved. Beginning in 2016, management expects selling and marketing expenses to increase significantly in view of the Company’s expansion in the U.S. following Ablatherm FDA clearance.

In 2015, 2014 and 2013, our ESWL sales activity benefited from continued product innovation and the success of our Sonolith i-sys device launched in 2007 and our Sonolith i-move device launched in 2010, together with a sustained commercial effort which allowed us to capture market share in both the European, Asian and U.S. markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect total market volumes to remain stable at current levels in the foreseeable future.

We believe that our results of operations in the near future will be affected by our ability to grow our sales volumes both in the prostate cancer and the lithotripsy markets, along with our ability to control expenses in connection with the development, marketing and commercial launch of HIFU applications, particularly in the United States, and the continuation of the regulatory process for Focal One in the United States. See ‘‘—Liquidity and Capital Resources.’’

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 26 to our consolidated financial statements.

(in millions of euros)	2015	2014

Total revenues	32.3	26.8
Total net sales	32.2	26.3
Of which HIFU	8.5	8.2
Of which UDS	23.8	18.1
Total cost of sales	(18.5)	(15.6)
Gross profit	13.8	11.2
Gross profit as a percentage of total net sales	42.8%	42.7%
Total operating expenses	(13.3)	(12.9)
Income (loss) from operations	0.5	(1.7)
Net income (loss)	(1.7)	(0.5)

Total revenues

Our total revenues increased 20.4% from €26.8 million in 2014 to €32.3 million in 2015, principally due to the increase in UDS machine sales.

HIFU division. The HIFU division’s total revenues decreased 2.8% to €8.5 million in 2015 as compared to €8.7 million in 2014.

The HIFU division’s net sales of medical devices decreased 18.6% to €3.7 million in 2015, with two Ablatherm units and five Focal One units sold, as compared to €4.5 million, with four Ablatherm and six Focal One units sold in 2014.

Net sales of RPP treatments increased 15% to €2.1 million in 2015.

Net sales of consumables and net sales of HIFU-related spare parts, supplies, leasing and services increased from €1.9 million in 2014 to €2.7 million in 2015.

Other HIFU-related revenues were €32 thousand from €518 thousand in 2014 and were comprised of license-based revenues from Theraclion.

UDS division. The UDS division’s total revenues increased 31.6 % from €18.1 million in 2014 to €23.8 million in 2015, mostly due to the increase in machine sales.

The UDS division’s net sales of medical devices increased 54.4% from €9.4 million in 2014 to €14.5 million in 2015 with 52 devices sold in 2015 compared to 42 units sold in 2014.

Net sales of UDS-related spare parts, supplies, RPP, leasing and services increased 7.2% from €8.7million in 2014 to €9.3 million in 2015, as a result of the larger installed base of lithotripsy machines.

Cost of sales.

Cost of sales increased 18.5% from €15.6 million in 2014 to €18.5 million in 2015, and represented 57.3% as a percentage of net sales in 2015, down from 59.4% as a percentage of net sales in 2014.

Operating expenses.

Operating expenses increased 2.8%, or €0.4 million, from €12.9 million in 2014 to €13.3 million in 2015. Operating expenses included R&D grants and tax credits of €618 thousand and €797 million in 2015 and 2014, respectively. The increase in operating expenses included an adverse exchange rate impact of €0.6 million. The costs associated with the FDA approval decreased 75% to €0.3 million in 2015.

Marketing and sales expenses increased €0.7 million, or 10.9%, mostly due to the increase in sales-related bonuses.

Research and development expenses decreased 8.3% at €2.7 million in 2015 from €2.9 million in 2014, and comprised R&D grants and tax credits of €0.6 million and €0.8 million in 2015 and 2014, respectively, and costs of the FDA approval of €0.3 million and €1.2 million in 2015 and 2014, respectively.

General and administrative expenses decreased 3.8% to €3.2 million in 2015.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating profit of €0.5 million in 2015, as compared to a consolidated operating loss of €1.7million in 2014.

We realized an operating profit in the HIFU division of €0.5 million in 2015, as compared with an operating profit of €1.2 million in 2014, and an operating profit in the UDS division of €1.6 million in 2015, as compared to an operating loss of €.0.2 million in 2014.

Financial (expense) income, net. Net financial expense was €2.1 million in 2015, including a €2.4 million expenses for fair value adjustments on the outstanding warrants, compared with a net financial income of €1.8 million in 2014, including a €1.7 million income due to fair value adjustments.

Foreign currency exchange gains (loss), net. In 2015, we recorded a net foreign currency exchange income of €0.7 million, mainly due to the variation of the Euro against the U.S. Dollar and the Japanese Yen, compared to a loss of €0.4 million in 2014.

Income taxes. Income tax was an expense of €0.8 million in 2015 and €0.1 million in 2014.

Net income / (loss)

As a result of the above, we realized a consolidated net loss of €1.7 million in 2015 compared with a consolidated net loss of €0.5 million in 2014.

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

Operating expenses.

Operating expenses increased 7.1%, or €0.9 million, from €12.1 million in 2013 to €12.9 million in 2014. Operating expenses included R&D grants and tax credits of €797 thousand and €1.12 million in 2014 and 2013, respectively. The increase in operating expenses included a favorable exchange rate impact of €0.2 million. The costs associated with the FDA PMA trial increased 7.5% to €1.2 million in 2014 and reflected the preparatory work for the FDA Advisory Committee Panel and subsequent file completion work.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2015.

Liquidity and Capital Resources

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices. Cyclical demand has historically resulted in significant annual and quarterly fluctuations in trade and other receivables and inventories, and therefore led to significant variations in working capital requirements and operating cash flows that were not necessarily indicative of changes in our business. We believe our working capital is sufficient for our present working capital requirements although we have in the past experienced negative cash flows and associated risks to liquidity, and may in the future experience the same. Our cash flow situation is described in more detail below.

We anticipate that cash flow in future periods will be derived mainly from ongoing operations and any capital raising the Company may potentially undertake. As of the date of this annual report we do not employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us. Additionally, we may need to raise additional capital to fund our U.S. Ablatherm marketing roll-out or to fund current or new development projects. See Item 3, “Key Information—Risk Factors—We may not have sufficient funds to promote and market -our Ablatherm device in the U.S. and for our ongoing operations.”

(in thousands of euros)	2015	2014	2013

Net cash generated/(used) in operating activities	1,338	(1,014)	(2,495)
Net cash generated/(used) in investing activities	(541)	(1,034)	(589)
Net cash generated/(used) in financing activities	1,987	6,039	1,937
Net effect of exchange rate changes	(347)	469	788
Net increase/(decrease) in cash and cash equivalents	2,436	4,461	(360)
Cash and cash equivalents at the beginning of the year	11,142	6,681	7,041
Cash and cash equivalents at the end of the year	13,578	11,142	6,681
Total cash and cash equivalents, and short-term investments at the end of the year	14,578	12,142	7,681

Our cash position as of December 31, 2015, 2014 and 2013, was €14.6 million (including €1.0 million of short-term treasury investments), €12.1 million (including €1.0 million of short-term treasury investments) and €7.7 million (including €1.0 million of short-term treasury investments), respectively. We experienced positive cash flows of €2.4 million in 2015, €4.5 million in 2014 and negative cash flows of €0.4 million in 2013.

In 2015, our positive net cash flow was due to a positive cash flow from operations and to warrant exercises for €1.1 million. In 2014, our positive cash flow was due to the June 2014 Placement, while cash flow from operations remained negative. In 2013, our negative cash flow was primarily due to the cash utilization from our operating activities and was mitigated by the net €2.5 million cash infusion after the May 2013 $12 million fund raising and the $8 million repayment in June 2013 of the then outstanding 2012 Non-convertible Debentures.

In 2015, net cash generated by operating activities was €1.4 million compared with net cash used in operating activities of €1.0 million in 2014 and €2.5 million in 2013.

In 2015, net cash used in operating activities reflected principally:

-	a net loss of €1.7 million;
-	elimination of €3.1 million of net loss without effects on cash, including €1.0 million of depreciation and amortization and a loss of €2.0 million due to fair value variations of financial instruments;
-	a increase in trade accounts receivables of €1.8 million;
-	a decrease in other receivables of €0.2 million;
-	an increase in inventories of €0.4 million;
-	an increase in payables of €0.5 million;
-	an increase in prepaid expenses of €0.1 million; and
-	an increase in accrued expenses and other current liabilities of €1.5 million.

In 2014, net cash used in operating activities reflected principally:

-	a net loss of €0.5 million;
-	elimination of €0.4 million of net gains without effects on cash, including €0.9 million of depreciation and amortization and a gain of €1.8 million due to fair value variations of financial instruments;
-	a decrease in trade accounts receivables of €0.9 million;
-	a decrease in other receivables of €0.2 million;
-	an increase in inventories of €1.3 million;
-	an increase in payables of €26 thousand;
-	an increase in prepaid expenses of €47 thousand; and
-	an increase in accrued expenses of €34 thousand.

In 2013, net cash used in operating activities reflected principally:

-	a net loss of €5.0 million;
-	elimination of €1.8 million of net expenses without effects on cash, including €1.2 million of depreciation and amortization and a loss of €0.7 million due to fair value variations of financial instruments;
-	a decrease in trade accounts receivables of €3.2 million;
-	an increase in other receivables of €0.7 million;
-	an increase in inventories of €1.0 million;
-	a decrease in payables of €0.8 million;
-	a decrease in prepaid expenses of €24 thousand; and
-	a decrease in accrued expenses of €44 thousand.

In 2015, net cash used in investing activities was €0.5 million compared with net cash used of €1.0 million in investing activities in 2014 and net cash used of €589 thousand in 2013.

Net cash used in investing activities of €0.5 million in 2015 reflected investments of €0.5 million in capitalized assets produced by the Company, mostly for commercial demonstrations, training and RPP activity and investment of €0.2 million in property, equipment and software, net proceeds from sales of leased-back assets of €0.1 million and net proceeds from sales of assets of €26 thousand.

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

In 2015, net cash generated in financing activities was €2.0 million compared with net cash generated in financing activities of €6.0 million in 2014 and net cash generated in financing activities of €1.9 million in 2013.

Net cash generated in financing activities of €2.0 million in 2015 reflected principally the net proceeds of €0.2 million from the exercise of stock options and warrants, but also new long term borrowings of €0.5 million, repayment of short-term and long-term borrowings and lease financing for €0.4 million and an increase of short-term borrowings of €0.7 million.

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

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the majority of our short-term debt is based on an annual variable rate: Euribor+0.7. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2015, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2015 (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	2,814	2,814	-	-	-
Long-Term Debt	5,179	382	4,599	199	-
Capital Lease Obligations	531	238	252	42	-
Operating Leases	3,397	505	814	642	1,436
Interest	80	50	26	4	-

New Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-14 Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), by one year. ASU 2014-09 will supersede the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, which for the Company is January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The new standard can be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the change recognized at the date of the initial application in retained earnings. The Company is currently evaluating the potential impact the adoption of ASU 2014-09 will have on its consolidated financial statements and has not yet selected a transition method.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for the Company in its first quarter of fiscal 2017, with early application permitted and, upon adoption, may be applied either prospectively or retrospectively. The Company will adopt the ASU 2015-17 for the year ended December 31, 2017.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which supersedes ASC 840 “Leases” and creates a new topic, ASC 842 "Leases." This update requires lessees to recognize on their balance sheet a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the effect of this update on its consolidated financial statements.

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

Research and Development, Patents and Licenses

See “—Operating Results—Overview” and Item 4, ‘‘Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property’’ and ‘‘Information on the Company—UDS Division—UDS Division Patents and Intellectual Property.’’

The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash.

In 2009, the Company reviewed the presentation of its research tax credit and elected to change for the preferred classification as permitted under ASC 250-10.

The research tax credit amounted to €448 thousand in 2015, €518 thousand in 2014 and €561 thousand in 2013 and was classified as a reduction of research and development expenses.

Off-Balance Sheet Arrangements

At December 31, 2015, we had no off-balance sheet arrangements other than those specified in Notes 2 and 14-1 of our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 4, 2016. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.8 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A.
Age: 46	President of EDAP TMS France SAS and EDAP Technomed, Inc.
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

François Dietsch	Chief Financial Officer of EDAP TMS S.A. (from July 14, 2015), replacing Eric Soyer
Age: 40	François Dietsch joined EDAP in 2005 as Internal Audit and Consolidation Manager, leading the implementation of internal controls for Sarbanes-Oxley Compliance, consolidation of financial statements from the Company's subsidiaries and preparation of financial statements in accordance with U.S. GAAP, including EDAP's annual report on Form 20-F. In 2012, he was promoted to his current position of Group Financial Control Manager and Finance Manager of EDAP's French subsidiary where, in addition to his previous responsibilities, he managed accounting firm relationships at the subsidiary level and was the primary liaison between the Company and its external auditors. He also managed the Finance department at EDAP France. Prior to joining EDAP he held finance positions at Valeo, a leading global supplier of components and systems to the automotive industry. He holds Master's Degrees in Management and Corporate Finance from University of Paris Dauphine.

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

Philippe Chauveau Age: 80 Mandate: 6 years Appointment: April. 8, 1997 (renewed) Expiration: 2020

Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board in 1997. In 2002, the Company’s two-tiered board structure was replaced by a single Board of Directors with Philippe Chauveau serving as Chairman and CEO until 2004 when he was succeeded as CEO. From 2000 to 2007, Philippe Chauveau served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States. He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Pierre Beysson Age: 74 Mandate: 6 years Appointment: September 27, 2002 (renewed) Expiration: 2020

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

Argil Wheelock Age: 68 Mandate: 6 years Appointment: June 25, 2009 (renewed) Expiration: 2020

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

Rob Michiels Age: 66 Mandate: 6 years Appointment: July 16, 2009 (renewed) Expiration: 2020	Rob Michiels was elected as a member of the Company's Board of Directors in July 2009. He is a 30-year U.S. veteran of the medical device industry. He most recently serves as Chief Executive Officer (CEO) of CardiAQ Valve Technologies, a venture funded start-up developing Transcatheter Mitral Valve Implantation which was acquired by Edwards Lifesciences during the second half of 2015. He previously served as Chief Operating Officer (COO) of CoreValve (acquired by Medtronic); and as President and COO of InterVentional Technologies (acquired by Boston Scientific). He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of Aegis Surgical Ltd, Atrius Ltd, FEops NV and Embolization Prevention Technologies, all privately held companies developing cutting edge cardio-vascular less-invasive Technologies. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. Fluent in English, French and Dutch languages, he holds a bachelor's degree in economics from Antwerp University in Belgium and a Master’s in business administration (MBA) from Indiana University.

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2015 was approximately €820 thousand including performance bonuses of €109 thousand and benefits in kind of €84 thousand (benefits in kind comprise car allowances for senior management and housing and school allowances for senior management located outside France). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2015. For information regarding compensation paid in the form of stock options, see “Directors, Senior Management and Employees - Share Ownership” and “Directors, Senior Management and Employees - Options to Purchase or Subscribe for Securities.”

Compensation Committee

The Compensation Committee is comprised of the following members: Mr. Philippe Chauveau, Mr. Pierre Beysson, Dr. Argil Wheelock and Mr. Rob Michiels. The Committee gathers once a year to review the compensation of our Chief Executive Officer, as per the approved charter of the Compensation Committee, and to propose to the Board of Directors any changes to the Chief Executive Officer’s compensation. The Chief Executive Officer is not present when the Compensation Committee reviews his compensation. In August 2014, the Compensation Committee updated its charter which was subsequently approved by the Board of Directors.

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

Nomination Committee

The Company’s Board of Directors, currently composed of four independent directors: Mr. Philippe Chauveau, Mr. Pierre Beysson, Dr. Argil Wheelock and Mr. Rob Michiels (as such term is defined in the NASDAQ Listing Rules), recommends for the Board’s selection director nominees to submit to the vote of the Company’s shareholders. In addition, under specified circumstances and in accordance with French law, shareholders may also submit resolutions to the general meeting to appoint directors.

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

Employees

As of December 31, 2015, we employed 165 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	19	28	22	14	3	6	11	103
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	18	0	11	0	1	0	3	33
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	3	0	1	0	0	1	3	8
Total	50	28	38	14	4	7	24	165

As of December 31, 2014, we employed 161 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	14	35	19	12	4	6	13	103
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	14	0	13	0	1	0	3	31
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	1	0	0	1	3	6
Total	39	35	37	12	5	7	26	161

As of December 31, 2013, we employed 154 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	13	33	17	13	4	2	12	94
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	13	0	14	0	2	0	3	32
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	2	0	2	0	0	1	2	7
Total	38	33	37	13	6	3	24	154

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 4, 2016, the total number of shares issued was 25,811,485 with 370,528 shares held as treasury shares, thus bringing the total number of shares outstanding to 25,440,957.

As of April 4, 2016, the Board of Directors and the Senior Executive Officers of the Company held a total of 40,623 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 4, 2016, Senior Executive Officers held an aggregate of 335,338 options to purchase or to subscribe a total of 335,338 ordinary shares, with a weighted average exercise price of €2.56 per share. Of these options, 105,338 expire on October 29, 2017, 30,000 expire on June 25, 2020 and 200,000 expire on January 18, 2023.

Options to Purchase or Subscribe for Securities

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

On February 18, 2016, the shareholders authorized the Board of Directors to grant up to 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors.

As of April 4, 2016, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group.

On December 31, 2015, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Options

October 29, 2017	359,088
June 25, 2020	188,100
January 18, 2023	370,000

As of December 31, 2015, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2015		2014		2013
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,095,850	2.76	1,310,850	2.70	810,850	3.18
Granted	-	-	-	-	500,000	1.91
Exercised	(72,412)	2.13	(750)	3.99	-	-
Forfeited	(106,250)	2.88	(90,250)	2.07	-	-
Expired	0	-	(124,000)	2.60	-	-
Outstanding on December 31,	917,188	2.79	1,095,850	2.76	1,310,850	2.70
Exercisable on December 31,	724,688	3.03	784,600	3.09	743,347	3.27
Share purchase options available for grant on December 31	232,428		232,428		83,428

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new Shares, at December 31, 2015:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)
3.99	359,088	1.8	3.99	-	359,088	3.99	-
2.38	138,100	4.5	2.38	195,191	138,100	2.38	195,191
1.91	370,000	7.0	1.91	696,860	177,500	1.91	334,304
1.88	50,000	4.5	1.88	95,670	50,000	1.88	95,670
1.88 to 3.99	917,188	4.5	2.79	987,721	724,688	3.03	625,165

(1)	Fully vested options are all exercisable options
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $4.13 at December 31, 2015, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

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

	# of shares held on Dec.31, 2015	% of share capital on Dec. 31, 2015	# of shares held on Dec. 31, 2014	% of share capital on Dec. 31, 2014	# of shares held on Dec. 31, 2013	% of share capital on Dec. 31, 2013
PSM Vermogenswerwaltung GmbH	0	0	0	0	1,718,904	7.75
Bruce & Co. Inc	1,045,494	4.05	1,565,494	6.20	1,565,494	7.06

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of April 4, 2016, 25,811,485 shares were issued, including 25,440,957 outstanding and 370,528 treasury shares. At March 18, 2016, there were 25,760,072 ADSs, each representing one Share, all of which were held of record by 22 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You under this contract were €78 thousand, €68 thousand and €65 thousand for 2015, 2014 and 2013, respectively. As of December 31, 2015, payables to Dae You amounted to €53 thousand. As of December 31, 2014, payables to Dae You amounted to €25 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (“Sales of goods”) amounted to €408 thousand, €308 thousand and €516 thousand in2015, 2014 and 2013, respectively. As of December 31, 2015, receivables (“Net trade accounts and notes receivable”) amounted to €380 thousand. As of December 31, 2014, receivables (“Net trade accounts and notes receivable”) amounted to €112 thousand.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2015, total consolidated export net sales, which we define as sales made outside of mainland France, were €24.4 million, which represented 76% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones. The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2015 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, in 2015 we did not invoice any medical equipment to the hospitals.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On August 4, 2014, Mark Eaton filed a purported class action lawsuit in the United States District Court for the Southern District of New York, asserting that the Company, Marc Oczachowski, and Eric Soyer (our former Chief Financial Officer) violated federal securities laws Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing materially false and misleading statements about the Company’s business operations and prospects particularly concerning the Company’s Ablatherm-HIFU PMA file under review by the FDA that caused the price of the Company’s American Depository Receipts to be artificially inflated during the period from February 1, 2013 to July 30, 2014. On August 6, 2014, Ronnie Haddad filed a second purported class action lawsuit, also in the United States District Court for the Southern District of New York, asserting similar claims.

On October 24, 2014, the related cases were consolidated by the United States District Court for the Southern District of New York and a lead plaintiff and lead counsel were appointed.

On December 22, 2014, the lead plaintiff filed an amended complaint that no longer included Mr. Soyer. The amended complaint alleges that the Company and Mr. Oczachowski breached their obligations under the Exchange Act in various ways, including by misrepresenting and failing to disclose allegedly material information about the safety and efficacy of treatment with Ablatherm-HIFU, and the Company’s interactions with the FDA. The complaint seeks unspecified damages, interest, costs, and fees, including attorneys’ and experts’ fees.

On December 31, 2014, we accrued $250,000 (€206,000) as legal costs to be incurred by the Company in relation to this litigation.

On February 20, 2015, the defendants, including the Company, filed a motion to dismiss the action.

On September 14, 2015, we received a confirmation of the dismissal of our class action. On November 11, 2015, we announced the appeals period had concluded with no notice of appeal had been filed by the plaintiffs. The remaining accrued amount was reversed as of December 31, 2015.

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

No dividends were paid with respect to fiscal years 2009 through 2015, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors. Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 4, 2016

a) On February 18, 2016, our shareholders adopted a resolution allowing the Board of Directors to issue 1,000,000 new shares under the form of subscription options to motivate and reward teams dedicated to successfully implementing our U.S. and worldwide expansion plans.

b) In February and March 2016, we issued 57,496 new ordinary shares in the form of ADSs following the exercise of March 2012 Warrants.

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

Trading Market

The following tables set forth, for the years 2011 through 2015, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low

2015	6.57	2.26
2014	6.05	1.15
2013	4.94	1.98
2012	2.85	1.43
2011	5.68	1.37

The following tables set forth, for the years 2014 and 2015, and through March 18, 2016, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
	$
2016:
Through March 18, 2016	4.60	2.89
2015:
First Quarter	4.09	2.26
Second Quarter	3.69	2.59
Third Quarter	6.00	2.76
Fourth Quarter	6.57	3.05
2014:
First Quarter	3.69	2.77
Second Quarter	5.00	2.87
Third Quarter	6.05	1.28
Fourth Quarter	2.65	1.15

The following table sets forth, for the most recent six months (from September 2015 through March 18, 2016), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High
2016:	$

January	4.36	2.89
February	4.60	3.34
March (through March 18, 2016)	4.48	3.86

2015:
September	6.00	3.50
October	5.63	3.05
November	6.57	4.76
December	5.47	4.12

Item 10. Additional Information

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of our by-laws (or statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our by-laws, a translation of which is provided in Exhibit 1.1 to this annual report. Each time they are modified, which can only occur with the approval of a two third majority of the shareholders present or represented at a shareholders’ meeting, we file copies of our statuts with, and such by-laws are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316 488 204.

Our corporate affairs are governed by our by-laws and by Book II of the French Commercial Code, as amended.

Our by-laws were last updated in January 2016 to reflect the increases in share capital related to the issuance of additional shares following the exercise of warrants and options in last quarter of 2015.

Corporate Purposes

Pursuant to Article 2 of the by-laws, the purpose of the Company is:

-	the taking of financial interests, under whatever form, in all French or foreign groups, companies or businesses which currently exist or which may be created in the future, mainly through contribution, subscription or purchasing of stocks or shares, obligations or other securities, mergers, holding companies, groups, alliances or partnerships;
-	the management of such financial investments;
-	the direction, management, control and coordination of its subsidiaries and interests;
-	the provision of all administrative, financial, technical or other services; and
-	generally, all transactions of whatever nature, whether financial, commercial, industrial, civil, relating to property and/or real estate, which may be connected directly or indirectly, in whole or in part, to the Company’s purposes or to any similar or related purposes which may favor the extension or development of such purpose.

Board of Directors

The Board of Directors is currently composed of four members, all of which were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the financial results for fiscal year 2019. See Item 6, ‘‘Directors, Senior Management and Employees.’’ A director’s term ends at the end of the ordinary general shareholders” meeting convened to vote on the accounts of the then-preceding fiscal year and held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

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

In the event of the death or resignation of one or more directors, the Board of Directors may make provisional appointments to fill vacancies before the next general shareholders’ meetings. These provisional appointments must be ratified by the next ordinary shareholders meeting. Even if a provisional appointment is not ratified, resolutions and acts previously approved by the Board of Directors nonetheless remain valid.

If the number of Directors falls below the compulsory legal minimum, the remaining directors must immediately convene an ordinary general shareholders’ meeting to reach a full Board of Directors.

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

A director cannot borrow money from the Company.

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

The Chairman of the Board

The Board of Directors must elect one of its members as Chairman of the Board of Directors, who must be an individual. The Board of Directors determines the duration of the term of the Chairman, which cannot exceed that of his/her tenure as a director. The Board of Directors may revoke the Chairman at any time. The Chairman’s compensation is determined by the Board of Directors, upon recommendation of the Compensation Committee.

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

The Chief Executive Officer may not hold another position as Chief Executive Officer or member of a Supervisory Board in a corporation (société anonyme) registered in France except when (a) such company is controlled (as referred to in Section L.233-16 of the French Commercial Code) by the Company and (b) when this controlled company’s shares are not traded on a regulated market.

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

The Board of Directors is required to convene an annual ordinary general shareholders’ meeting, which must be held within six months of the end of our fiscal year, for approval of the annual accounts. Other ordinary or extraordinary meetings may be convened at any time during the year. Shareholders’ meetings may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by our statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent either by one or more shareholders holding at least 5% of the our registered capital or by an interested party under certain circumstances, or, in case of an urgent matter, by the Work Council (Comité d’entreprise) representing the employees. The notice calling a meeting must state the agenda for such meeting.

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

Attendance and exercise of voting rights at ordinary and extraordinary general shareholders’ meetings are subject to certain conditions. Shareholders deciding to exercise their voting rights must have their shares registered in their names in the shareholder registry maintained by or on behalf of the Company before the meeting. An ADS holder must timely and properly return its voting instruction card to the Depositary to exercise the voting rights relating to the shares represented by its ADSs. The Depositary will use its reasonable efforts to vote the underlying shares in the manner indicated by the ADS holder. In addition, if an ADS holder does not timely return a voting instruction card or the voting instruction card received is improperly completed or blank, that holder will be deemed to have given the Depositary a proxy to vote, and the Depositary will vote in favor of all proposals recommended by the Board of Directors and against all proposals that are not recommended by the Board of Directors.

All shareholders who have properly registered their shares have the right to participate in general shareholders’ meetings, either in person, by proxy, or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, an entity we control directly or indirectly is prohibited from holding shares in the Company and, in the event it becomes a shareholder, shares held by such entity would be deprived of voting rights. A proxy may be granted by a shareholder whose name is registered on our share registry to his or her spouse, to another shareholder or to a legal representative, in the case of a legal entity, or by sending a proxy in blank to the Company without nominating any representatives. In the latter case, the Chairman of the shareholders’ meeting will vote such blank proxy in favor of all resolutions proposed by the Board of Directors and against all others.

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

As set forth in our by-laws, shareholders’ meetings are held at the registered office of the Company or at any other locations specified in the written notice. We do not have staggered or cumulative voting arrangements for the election of Directors.

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

Also, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.

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

Under current French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, vote securities of a French company. A non-resident of France must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership by a non-resident of France or a French corporation which is itself controlled by a foreign national, of 33 1/3% or more of a French company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

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

French Taxation

The following summary of the French tax consequences of purchasing and disposing of Securities does not address the treatment of Securities that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2016.

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

Taxation of Dividends on Securities - Withholding Tax

Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 30% French withholding tax (reduced to 21% when non-residents are individuals resident from one of the countries of the European Economic Area and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if their head office was located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-20120912, n°130).

Dividends paid by a French corporation transferred to non-cooperative States or territories (Etat ou territoire non coopératif), within the meaning of Article 238-0 A of the French General Tax Code (a “Non-Cooperative State”), will be subject to French withholding tax at a rate of 75% irrespective of the tax residence of the beneficiary of the dividends, if the dividends are received in such States or territories (subject to certain exceptions and the more favorable provisions of an applicable double tax treaty, provided that the double tax treaty is found to apply and the relevant conditions are fulfilled). The list of Non-Cooperative States is published by ministerial executive order, which is updated from time to time. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

Taxation on Sale or Disposition of Securities

Generally, holders, who are not residents of France for tax purposes, will not be subject to any French income tax or capital gains tax upon the sale or the disposal of Securities unless:

-	the holders have held more than 25% of EDAP dividend rights, known as (“droits aux bénéfices sociaux”), at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; or
-	the holders are established or domiciled in a Non-Cooperative State, in which case they will be subject to a 75% tax on your capital gain.

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

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of shares or ADS are subject to a 0.2% French tax on financial transactions provided that the market capitalization of the issuer exceeds 1 billion euros as of December 1 of the year preceding the taxation year. The list of issuers whose securities are subject to the tax as at January 1, 2016, has been published in the official guidelines of the French tax authorities on December 21, 2015 (BOI-ANNX-000467-20151221). EDAP was not included in such list as its market capitalization did not exceed 1 billion as at December 1, 2015. Therefore, purchases of EDAP’s securities are not subject to the French tax on financial transactions.

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

Dividends and Paying Agents

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 30% rate (reduced to 21% when non-residents are individuals’ residents from one of the countries of the European Economic Area) or to 75% if paid in non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. Eligible U.S. holders providing evidence of the entitlement to Treaty benefits with respect to the dividend (art.30) under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty and who receive dividends in non-cooperative States or territories, should not be subject to this 75% withholding tax rate.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Securities is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the Securities will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, we do not anticipate it becoming a PFIC for the 2016 taxable year (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends, if any, paid by us in 2015 to a U.S. holder would constitute “qualified dividends.”

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

Medicare Tax

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect of this legislation on their ownership and disposition of the Securities.

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

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2015, and also does not anticipate becoming a PFIC with respect to the year 2016. However, as discussed in Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company's control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company's assets), there can be no assurance that the Company will not become a PFIC in future years.

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

U.S. holders should also consider their possible obligation to file online a FinCEN Form 114 Foreign Bank and Financial Accounts Report as a result of holding the Securities. U.S. holders are urged to consult their tax advisors regarding these and any other reporting requirements that may apply with respect to their Securities.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2015, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2015, approximately 83% of our total costs of sales and operating expenses were denominated in euro. During the same period, approximately 65% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2015 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes and minority interests of approximately €167,000 for the year ended December 31, 2015, compared to an increase of approximately €209,000 for the year ended December 31, 2014. A uniform 10% decrease in the value of the euro as of December 31, 2015 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €184,000 for the year ended December 31, 2015. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2015 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.2 million, €0.2 million and €0.3 million of our outstanding indebtedness at December 31, 2015, 2014 and 2013, respectively, were denominated in Japanese yen. Approximately €4.4 million, €2.1 million and €3.4 million of our outstanding indebtedness at December 31, 2015, 2014 and 2013, respectively, were denominated in U.S. dollars. In addition, we had approximately €2.1 million, €0.746 million and €1.9 million of cash denominated in U.S. dollars at December 31, 2015, 2014 and 2013, respectively, and €0.9 million, €1.8 million and €0.7 million of cash denominated in Japanese yen at December 31, 2015, 2014 and 2013, respectively.

Equity Price Risk

In connection with the funds we raised in 2012 and 2013, we have issued a certain number of Investor and Placement Agent Warrants (see Item 5. “Operating and Financial Review and Prospects—Warrants”). We recorded such Warrants as a liability at fair value and we adjust the carrying value of the Warrants to their estimated fair value at each reporting date. The fair value increases (decreases) are recorded as a financial income (loss) in our consolidated Statement of Income. We use a Black-Scholes option pricing model to adjust the fair value of the Warrants. A 10% increase in our stock price from its December 31, 2015 closing price of $4.13 per ADR would result in an increase of €0.8 million in the fair value of the Warrants with a corresponding financial loss in our Statement of Income. See Note 23 of our consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

American Depositary Shares

Fees Payable to ADS Holders

The Bank of New York Mellon, as the Company’s Depositary, currently collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. With respect to the outstanding 2012 and 2013 warrants, fees for delivery of ADSs directly linked to a warrant exercise or the payment of quarterly interest shares are supported by the Company.

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

Fees Payable to the Company by the Depositary

From January 1, 2015 to March 18, 2016, the following amounts were paid by the Depositary to the Company: $90,000.00 and $ 1,702.61 respectively for the administration of the ADR program and for expenses linked to the assistance in printing, mailing and distributing materials and proxies for shareholders’ meetings.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2015. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015. This annual report includes an attestation report of the company’s registered public accounting firm on the Company’s internal control over financial reporting due to the Company’s market capitalization being above $75 million at June 30, 2015.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting as of December 31, 2015, which is included herein. See report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, included within the financial statements on page F-2.

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

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors. In 2015, there were no waivers of its applicability. Our code of ethics has previously been filed with the SEC and we have made it available on our website at http://www.edap-tms.com. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on November 20, 2012. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. Our external auditors PricewaterhouseCoopers Audit (“PwC”) billed the following services related for our 2014 and 2015 financial years.

Nature of the Fees	2015 (in €)	2014(in€)
Audit fees	297,000	295,000
Audit-related fees	-	3,200
Tax fees	-	-
All other fees	-	-
Total	297,000	298,200

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2015, there was no other purchase of equity securities of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of April 1, 2016.
4.1	French version of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France
4.2	English language summary of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France
4.3	Form of Amended and Restated Depositary Agreement between EDAP TMS SA and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843). (1)
4.4	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated March 28, 2012). (1)
4.5	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated May 28, 2013). (1)
4.6	Form of Securities Purchase Agreement dated March 23, 2013 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated May 28, 2013). (1)
4.7	Form of Securities Purchase Agreement dated May 28, 2014 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated June 2, 2014). (1)
8.1	List of subsidiaries of EDAP TMS S.A. as of April 4, 2016.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers Audit.
101	Interactive Data File

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 4, 2016	/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 4, 2016	/s/ François Dietsch
François Dietsch
Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EDAP TMS S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows present fairly, in all material respects, the financial position of EDAP TMS S.A. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” included in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits which were integrated audits in 2015 and 2014. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lyon, France, April 4, 2016

PricewaterhouseCoopers Audit

Represented by

/s/ Elisabeth L’hermite

Elisabeth L’hermite

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2014

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2015	2014
Current assets
Cash and cash equivalents	2	13,578	11,142
Current portion of net trade accounts and notes receivable	3	10,744	6,943
Other receivables	4	1,018	1,200
Inventories	5	6,151	5,908
Deferred tax assets	20-3	47	40
Other assets, current portion	6	500	381
Short-term investment	2	1,000	1,000
Total current assets		33,039	26,615
Property and equipment, net	7	2,123	2,122
Intangible assets, net	8	39	24
Goodwill	8	2,412	2,412
Deposits and other non-current assets		376	344
Net Trade accounts and notes receivable, non-current	3	593	638
Total assets		38,581	32,154
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	6,098	5,505
Deferred revenues, current portion	10	1,597	1,102
Social security and other payroll withholdings taxes		1,211	872
Employee absences compensation		539	544
Income taxes payable		624	4
Other accrued liabilities	11	2,768	1,671
Short-term borrowings	13	2,814	2,126
Current portion of capital lease obligations	12	238	217
Current portion of financial instruments carried at fair value	14-2	172	-
Current portion of long-term debt	14-1	209	116
Total current liabilities		16,271	12,158
Deferred revenues, non-current	10	504	74
Capital lease obligations, non-current	12	294	355
Financial instruments carried at fair value, non-current	14-2	4,205	2,092
Long-term debt, non-current	14-1	592	342
Other long-term liabilities	15	2,285	1,991
Total liabilities		24,151	17,013
Shareholders’ equity
Common stock, €0.13 par value; 25,753,989 shares issued and 25,383,461 shares outstanding; 25,246,948 shares issued and 24,865,420 shares outstanding; at December 31, 2015 and 2014, respectively		3,348	3,282
Additional paid-in capital		58,560	57,344
Retained earnings		(42,769)	(41,102)
Cumulative other comprehensive loss		(3,567)	(3,211)
Treasury stock, at cost; 370,528at December 31, 2015 and 381,528 at December 31, 2014, respectively	16	(1,142)	(1,172)
Total shareholders’ equity	16	14,430	15,141
Total liabilities and shareholders’ equity		38,581	32,154

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the years ended December 31, 2015, 2014 and 2013

(in thousands of euros except per share data and where otherwise noted)

	Notes	2015	2014	2013
Sales of goods		21,906	16,895	14,767
Sales of RPPs & leases		4,408	3,957	3,922
Sales of spare parts and services		5,904	5,400	5,375
Total sales		32,218	26,252	24,065
Other revenues	17	35	533	15
Total revenues		32,253	26,785	24,080

Cost of goods		(12,256)	(9,825)	(8,883)
Cost of RPPs & leases		(2,556)	(2,155)	(2,191)
Cost of spare parts and services		(3,656)	(3,604)	(3,686)
Total cost of sales		(18,468)	(15,584)	(14,761)

Gross profit		13,785	11,201	9,319

Research and development expenses	18	(2,690)	(2,932)	(2,595)
Selling and marketing expenses		(7,406)	(6,678)	(6,279)
General and administrative expenses		(3,202)	(3,328)	(3,200)

Income (loss) from operations		488	(1,736)	(2,755)
Financial (expense) income, net	19	(2,094)	1,771	(901)
Foreign currency exchange gain (loss), net		699	(431)	(1,230)

Income (loss) before taxes		(907)	(396)	(4,886)
Income tax (expense) benefit	20	(759)	(116)	(135)
Net income (loss)		(1,667)	(512)	(5,021)
Basic income (loss) per share	21	(0.07)	(0.02)	(0.24)
Diluted income (loss) per share	21	(0.07)	(0.02)	(0.24)
Basic Weighted average shares outstanding	21	25,021,966	23,600,428	20,593,720
Diluted Weighted average shares outstanding	21	25,021,966	23,600,428	20,593,720

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2015, 2014 and 2013

(in thousands of euros unless otherwise noted)

	2015	2014	2013
Net income (loss)	(1,667)	(512)	(5,021)
Other comprehensive income (loss):
Foreign currency translation adjustments	(374)	151	154
Provision for retirement indemnities	18	(141)	(48)
Comprehensive income (loss), net of tax	(2,023)	(502)	(4,915)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2015, 2014 and 2013

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2012	18,372,229	2,438	45,791	(35,569)	(3,327)	(1,172)	8,161
Net loss	-	-	-	(5,021)	-	-	(5,021)
Translation adjustment	-	-	-	-	154	-	154
Warrants and stock options granted or exercised	-	-	367	-	-	-	367
Capital increase	3,417,441	444	5,227	-	-	-	5,671
Provision for retirement indemnities	-	-	-	-	(48)	-	(48)
Balance as of December 31, 2013	21,789,670	2,882	51,385	(40,590)	(3,221)	(1,172)	9,284
Net loss	-	-	-	(512)	-	-	(512)
Translation adjustment	-	-	-	-	151	-	151
Warrants and stock options granted or exercised	-	-	140	-	-	-	140
Capital increase	3,075,750	400	5,819	-	-	-	6,219
Provision for retirement indemnities	-	-	-	-	(141)	-	(141)
Balance as of December 31, 2014	24,865,420	3,282	57,344	(41,102)	(3,211)	(1,172)	15,141
Net loss	-	-	-	(1,667)	-	-	(1,667)
Translation adjustment	-	-	-	-	(374)	-	(374)
Warrants and stock options granted or exercised	-	-	62	-	-	30	92
Capital increase	518,041	66	1,153	-	-	-	1,219
Provision for retirement indemnities	-	-	-	-	18	-	18
Balance as of December 31, 2015	25,383,461	3,348	58,560	(42,769)	(3,567)	(1,142)	14,430

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2014 and 2013

(in thousands of euros unless otherwise noted).

	2015	2014	2013
Cash flows from operating activities
Net income (loss)	(1,667)	(512)	(5,021)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,002	900	1,179
Change in warrants fair value	2,047	(1,805)	630
Other Non-cash compensation	66	140	367
Change in allowances for doubtful accounts & slow-moving inventories	(218)	154	(663)
Change in long-term provisions	73	147	(127)
Net capital loss on disposals of assets	68	56	455
Deferred tax expense (benefit)	23	(18)	(65)
Operating cash flow	1,394	(939)	(3,246)
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	(1,752)	1,066	2,554
Decrease (Increase) in inventories	(381)	(1,258)	(961)
Decrease (Increase) in other assets	183	(47)	24
(Decrease) Increase in trade accounts and notes payable	518	26	(822)
(Decrease) Increase in accrued expenses, other current liabilities	1,376	138	(44)
Net increase (decrease) in operating assets and liabilities	(56)	(75)	751
Net cash generated by (used in) operating activities	1,338	(1,014)	(2,495)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(470)	(867)	(528)
Net proceeds from sale of leased back assets	95	-	133
Acquisitions of property and equipment	(160)	(140)	(232)
Acquisitions of intangible assets	(20)	(14)	-
Net proceeds from sale of short term investments, net	-	-	36
Net proceeds from sale of assets	26	-	-
Increase (decrease) in deposits and guarantees, net	(12)	(12)	3
Net cash generated by (used in) investing activities	(541)	(1,034)	(589)
Cash flow from financing activities:
Proceeds from capital increase	1,219	6,219	5,671
Proceeds from long term borrowings, net of financing costs	450	242	2,950
Repayment of long term borrowings	(129)	(114)	(6,210)
Repayment of obligations under capital leases	(241)	(226)	(587)
Increase (decrease) in bank overdrafts and short-term borrowings	688	(82)	113
Net cash generated by (used in) financing activities	1,987	6,039	1,937
Net effect of exchange rate changes on cash and cash equivalents	(347)	469	788
Net increase (decrease) in cash and cash equivalents	2,436	4,461	(360)
Cash and cash equivalents at beginning of year	11,142	6,681	7,041
Cash and cash equivalents at end of year	13,578	11,142	6,681

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. Moreover, the Company develops a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers (the “HECAM” project). The Company currently produces devices for treating stones of the urinary tract and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Germany, Italy, the United States and Asia.

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

1-7 Accounts Receivables

Accounts receivables are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debt based on our collection efforts, aging of accounts receivables and other known factors. Accounts receivables also include receivables factored for which the Company is supporting the collection risk.

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

1-11 Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned. Under ASC 350, “Goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units’ goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

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

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 5 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €354 thousand, €429 thousand and €354 thousand for the years ended December 31, 2015, 2014 and 2013 respectively.

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

The research tax credit amounted to €448 thousand, €518 thousand and €561 thousand for the years ended December 31 2015, 2014 and 2013 respectively.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred. Advertising costs amounted to €461 thousand, €413 thousand and €391 thousand for the years ended December 31, 2015, 2014 and 2013 respectively.

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

  assets and liabilities are translated at year-end exchange rates;
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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-20 Employee stock option plans

At December 31, 2015, the Company had three stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2015(1)	2014(1)	2013
Weighted-average expected life (years)	—	—	6.25
Expected volatility rates	—	—	71%
Expected dividend yield	—	—	—
Risk-free interest rate	—	—	1.35%
Weighted-average exercise price (€)	—	—	1.91
Weighted-average fair value of options granted during the year (€)	—	—	1.32

(1) The Company did not make any grants during the years ended December 31, 2015 and 2014.

1-21 Warrants

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-22 Leases and Sales and leaseback transactions

In accordance with ASC 840, Accounting for Leases, the Company classifies all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property’s estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

For sales type leases, the following two additional criteria are applied:

-	Collectability of the minimum lease payment is reasonably predictable;
-	No important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

The Company enters into sale and leaseback transactions from time to time. In accordance with ASC 840, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

1-23 New accounting pronouncements

In July 2015, the FASB issued ASU 2015-14 Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), by one year. ASU 2014-09 will supersede the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, which for the Company is January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The new standard can be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the change recognized at the date of the initial application in retained earnings. The Company is currently evaluating the potential impact the adoption of ASU 2014-09 will have on its consolidated financial statements and has not yet selected a transition method.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015 – 17 is effective for the Company in its first quarter of fiscal 2017, with early application permitted and, upon adoption, may be applied either prospectively or retrospectively. The Company will adopt the ASU 2015-17 for the year ended December 31, 2017.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which supersedes ASC 840 “Leases” and creates a new topic, ASC 842 "Leases." This update requires lessees to recognize on their balance sheet a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the effect of this update on its consolidated financial statements.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents and short term investments are comprised of the following:

	December 31,
	2015	2014
Total cash and cash equivalents	13,578	11,142
Short term investments	1,000	1,000
Total cash and cash equivalents, and short term investments	14,578	12,142

Short term investments are comprised of money market funds. The aggregate fair value of the short term investments is consistent with their book value. In 2015 and 2014, short term investments comprise €1.0 million pledged in favour of the bank as collateral to a €1.0 million short term loan. See Note 13.

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2015	2014
Trade accounts receivable	11,869	8,309
Notes receivable	560	546
Less: allowance for doubtful accounts	(1,091)	(1,274)
Total	11,338	7,581
Less current portion	(10,744)	(6,943)
Total long-term portion	593	638

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to €17 thousand, €450 thousand and €163 thousand, for the years ended December 31, 2015, 2014 and 2013.

Long term portion consists of sales type leases of medical devices and receivables for license revenue paid over four years. Future minimum payments to be received over the five coming years are as follows:

	December 31,
	Sales type leases	License Revenue
2016	173	152
2017	134	152
2018	70	152
2019	48	-
2020	24	-
2021	14	-
Total minimum payments	463	455

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2015	2014
Research and development tax credit receivable from the French State	419	510
Research and development subsidies receivable from the French State	112	318
Value-added taxes receivable	329	210
Other receivables from Government and public authorities	121	125
Others	37	36
Total	1,018	1,200

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2015	2014
Components, spare parts	4,085	4,225
Work-in-progress	676	832
Finished goods	2,118	1,591
Total gross inventories	6,879	6,648
Less: provision for slow-moving inventory	(728)	(741)
Total	6,151	5,908

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to an income of €8 thousand for the year ended December 31, 2015, a cost of €34 thousand for the year ended December 31, 2014, and an income of €162 thousand for the years ended December 31, 2013, respectively.

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2015	2014
Prepaid expenses, current portion	500	381
Total	500	381

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2015	2014
Equipment	7,203	7,400
Furniture, fixture, and fittings and other	2,974	2,807
Total gross value	10,177	10,208
Less: accumulated depreciation and amortization	(8,055)	(8,085)
Total	2,123	2,122

Depreciation and amortization expense related to property and equipment amounted to €683 thousand, €726 thousand and €726 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

Capitalized costs on equipment held under capital leases of €2,466 thousand and €2,826 are included in property and equipment at December 31, 2015 and 2014, respectively. Accumulated amortization of these assets leased to third parties was €2,338 thousand and €2,599 thousand, at December 31, 2015 and 2014, respectively.

Capitalized costs on vehicles held under capital leases of €627 thousand and €543 thousand are included in property and equipment at December 31, 2015 and 2014, respectively. Accumulated amortization of these assets leased to third parties was €353 thousand and €231 thousand, at December 31, 2015 and 2014, respectively.

Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €207 thousand, €310 thousand and €363 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted ASC 350, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. ASC 350 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €1,767 thousand for the UDS division and to € 645 thousand for the HIFU division, at December 31, 2015.

The Company completed the required annual impairment test in the fourth quarter of 2015. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 15% for HIFU, 10% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Intangible assets consist of the following:

	December 31,
	2015	2014
Licenses	462	443
Trade name and trademark	596	556
Patents	412	412
Organization costs	363	363
Total gross value	1,833	1,774
Less: accumulated amortization	(1,794)	(1,750)
Total	39	24

Amortization expenses related to intangible assets amounted to €6 thousand, €26 thousand and €32 thousand, for the years ended December 31, 2015, 2014 and 2013, respectively.

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31,
2016	12
2017	12
2018	4
2019	-
2020	-
Total	28

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2015	2014
Trade accounts payable	5,641	5,156
Notes payable	457	349
Total	6,098	5,505

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2015	2014
Deferred revenues on maintenance contracts	1,294	920
Deferred revenue on RPP	126	84
Deferred revenue on sale of devices	287	172
Deferral of the gain on sale-lease-back transactions	-	2
Deferred research and development grants	394	-
Total	2,101	1,177
Less long term portion	(504)	(74)
Current portion	1,597	1,102

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2015	2014
Retirement indemnities	1,600	1,407
Provision for warranty costs	576	712
Accruals for social expenses	973	493
Conditional government subsidies	357	296
Value added tax payable	169	178
Advances received from customers	771	6
Others	297	284
Total	4,742	3,377
Less non-current portion	(1,973)	(1,706)
Current portion	2,768	1,671

Conditional government subsidies are granted by French government to finance R&D project developments and are subject to reimbursement conditional to development milestones.

Changes in the provision for warranty costs are as follows:

	December 31,
	2015	2014
Beginning of year	712	705
Amount used during the year	(490)	(422)
New warranty expenses	354	429
End of year	576	712
Less current portion	(434)	(550)
Long term portion	141	162

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2015, this equipment consists of medical devices for an amount of €249 thousand and vehicles for an amount of €282 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2015 are as follows:

December 31,

2016	254
2017	178
2018	84
2019	32
2020	11
Total minimum lease payments	559
Less: amount representing interest	(27)
Present value of minimum lease payments	531
Less: current portion	(238)
Long-term portion	294

Interest paid under capital lease obligations was €24 thousand, €27 thousand and €35 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

12-2 Operating leases

As of December 31, 2015, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France and several leases for facilities in Japan. The French lease contract signed on July 1, 2015 has a lease term of ten years expiring on June 30, 2025, including nine firm years.

Future minimum lease payments for these operating leases consist of the following amounts::

	France	Japan

2016	321	184
2017	321	139
2018	321	33
2019	321	-
2020	321	-
2021	321	-
2022	321	-
2023	321	-
2024	321	-
2025	152	-
Total	3,041	356

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Total rent expenses under operating leases amounted to €772 thousand, €742 thousand and €693 thousand for the years ended December 31, 2015, 2014 and 2013, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

13—SHORT-TERM BORROWINGS

As of December 31, 2015, short-term borrowings consist mainly of €1,814 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	November 19, 2016	Euribor + 0,7%

As of December 31, 2014, short-term borrowings consist mainly of €1,124 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	November 19, 2015	Euribor + 0,7%

14—LONG TERM DEBT AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

14-1 Long-term debt:

	December 31,
	2015	2014

Japanese yen term loan	183	234
Germany term loan	443	-
Italy term loan	175	220
Malaysia term loan	1	5
Total long term debt	802	458
Less current portion	(209)	(116)
Total long-term portion	592	342

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2015, long-term debt in Japan consists of 2 loans in Yen with the following conditions:

	Initial Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	2.10%

As of December 31, 2014, long-term debt in Japan consists of 3 loans in Yen with the following conditions:

	Initial Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	10,000,000	March 31, 2015	2.30%
	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	2.10%

As of December 31, 2015, long-term debt in Germany consists of a loan in euro of an initial amount of €450 thousand with an interest rate at 2.49% due to mature on November 30, 2020. This loan is pledged by an HIFU equipment with a purchase value of €450 thousand and receivables amounting €391 thousand.

As of December 31, 2015, long-term debt in Italy consists of a loan in euro of an initial amount of €242 thousand with an interest rate at Euribor 1 month + 4.5% due to mature on June 6, 2019.

As of December 31, 2014, long-term debt in Italy consists of a loan in euro of an initial amount of €242 thousand with an interest rate at Euribor 1 month + 4.5% due to mature on June 6, 2019.

14-2 Financial instruments carried at fair value:

	December 31,
	2015	2014

Investor Warrants	4,205	1,943
Placement Agent Warrants	172	148

Total	4,377	2,092
Less current portion	(172)	-
Total long-term portion	4,205	2,092

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

Fair Value of the March 2012 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $1.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 1.05%
-	Share price volatility: 120%
-	Dividend rates: 0%

As of December 31, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.33
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.07%
-	Share price volatility: 70%
-	Dividend rates: 0%

As of December 31, 2015, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $4.13
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0%
-	Share price volatility: 70%
-	Dividend rates: 0%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

On that basis, the unit fair value of the Investor Warrants was $1.55 per warrant at inception date, , $0.82 per warrant as of December 31, 2014 and $1.86 per warrant as of December 31, 2015. The total fair value for the Investor warrants was $2.173 million at inception date, $1.084 million as of December 31, 2014 and $1.840 million as of December 31, 2015.

Fair Value of the March 2012 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $1.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.92%
-	Share price volatility: 120%
-	Dividend rates: 0%

As of December 31, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.33
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.06%
-	Share price volatility: 70%
-	Dividend rates: 0%

As of December 31, 2015, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $4.13
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0%
-	Share price volatility: 70%
-	Dividend rates: 0%

On that basis, the unit fair value of the Placement Agent Warrants was $1.52 per warrant at inception date, $0.79 per warrant as of December 31, 2014 and $1.87 per warrant as of December 31, 2015. The total fair value for the Placement Agent warrants was $0.256 million at inception date $0.133 million as of December 31, 2014 and $0.107 million as of December 31, 2015.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Fair Value of the May 2013 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $3.96
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.07%
-	Share price volatility: 71%
-	Dividend rates: 0%

As of December 31, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.33
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 0.13%
-	Share price volatility: 70%
-	Dividend rates: 0%

As of December 31, 2015, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $4.13
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 0%
-	Share price volatility: 70%
-	Dividend rates: 0%

On that basis, the unit fair value of the Investors Warrants was $2.35 per warrant at inception date, $0.85 per warrant as of December 31, 2014 and $1.82 per warrant as of December 31, 2015. The total fair value for the Investors warrants was $3.525 million at inception date, $1.275 million as of December 31, 2014 and $2.737 million as of December 31, 2015.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $2.33
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.06%
-	Share price volatility: 70%
-	Dividend rates: 0%

As of December 31, 2015, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Warrants’ maturity is assumed to be their legal duration as per Warrant contract
-	Share price at closing date: $4.13
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0%
-	Share price volatility: 70%
-	Dividend rates: 0%

On that basis, the unit fair value of the Placement Agent Warrants was $1.62 per warrant at inception date, $0.26 per warrant as of December 31, 2014 and $0.44 per warrant as of December 31, 2015. The total fair value for the Placement Agent warrants was $0.292 million at inception date, $0.047 million as of December 31, 2014 and $0.080 million as of December 31, 2015.

14-3 Long-term debt and Financial instruments maturity:

Long-term debt and financial instruments carried at fair value at December 31, 2015 mature as follows:

2016	382
2017	1,901
2018	2,698
2019	117
2020	83
Total	5,179

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2015	2014
Provision for retirement indemnities (Japan & France)	1,596	1,404
Provision for employee termination indemnities (Italy)	310	285
Provision for warranty costs, less current portion	141	162
Conditional government subsidies, less current portion	237	140
Total	2,285	1,991

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Pension, post-retirement, and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2015 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management best estimate based on the following assumptions as of year-end:

	Pension Benefits – France
	2015	2014	2013

Discount rate	2.20%	1.90%	3.30%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	24	24	24

	Pension Benefits – Japan
	2015	2014	2013

Discount rate	1.00%	1.00%	1.40%
Salary increase	2.00%	2.00%	2.00%
Retirement age	60	60	60
Average retirement remaining service period	16	16	16

In 2015, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	694	902
Current liabilities	-	4
Accumulated other comprehensive income (loss)	(82)	(314)
Total	612	592

In 2014, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	665	739
Current liabilities	-	3
Accumulated other comprehensive income (loss)	(115)	(299)
Total	550	443

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year ending December 31, 2015:

France	2015	2014	2013
Change in benefit obligations:
Benefit obligations at beginning of year	665	491	517
Service cost	46	35	39
Interest cost	13	16	17
Actuarial (gain) / loss	(30)	123	(75)
Amortization of net prior service cost	-	-	4
Benefits paid	-	-	(11)
Benefit obligations at end of year (1)	694	665	491

Unrecognized actuarial (gain) loss (2)	58	89	27
Unrecognized prior service cost (2)	24	25	(33)
Accrued pension cost	612	550	498

(1)	The accumulated benefit obligation was €474 thousand and €460 thousand at December 31, 2015 and 2014 respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognised as components of net periodic benefit costs in 2016 is €1 thousand.

Japan	2015	2014	2013
Change in benefit obligations:
Benefit obligations at beginning of year	742	640	538
Service cost	72	64	46
Interest cost	8	9	7
Amortization of net loss	-	-	9
Actuarial (gain) / loss	-	35	156
Benefits paid	-	(4)	-
Exchange rate impact	84	(2)	(116)
Benefit obligations at end of year(1)	906	742	640

Unrecognized actuarial (gain) loss (2)	314	299	280
Unrecognized prior service cost (2)		-	-
Accrued pension cost	592	443	360

(1)	The accumulated benefit obligation was €749 thousand and €614 thousand at December 31, 2015 and 2014, respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognised as components of net periodic benefit costs in 2015 is €15 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan

2016	-	4
2017	26	5
2018	9	66
2019	-	53
2020	78	112
2021-2025	208	430

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2015, EDAP TMS S.A.’s common stock consisted of 25,753,989 issued shares fully paid and with a par value of €0.13 each. 25,383,461 of the shares were outstanding.

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

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of €13,292 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2015, the 370,528 shares of treasury stock consisted of (i) 190,238 shares acquired between August and December 1998 for €649 thousand, and (ii) 180,290 shares acquired in June and July 2001 for €493 thousand. All 370,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2015, EDAP TMS S.A. sponsored three stock purchase and subscription option plans:

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares at a fixed price to be set by the Board of Directors.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months, between October 2007 and October 2011. There was no impact on 2013 2014 and 2015 operating income. Under this plan, 359,088 options are still in force on December 31, 2015.

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 25, 2010 the total fair value of the options granted under this plan was €143 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €15 thousand, €4 thousand and €0 thousand in 2013, 2014 and 2015 respectively. Under this plan, 50,000 options are still in force on December 31, 2015.

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 24, 2010 the total fair value of the options granted under this plan was €328 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €26 thousand, €8 thousand and €0 thousand in 2013, 2014 and 2015 respectively. Under this plan, 138,100 options are still in force on December 31, 2015.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of January 18, 2017 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2013 the total fair value of the options granted under this plan was €660 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €327 thousand, €128 thousand and €66 thousand in 2013,2014 and 2015, respectively. Under this plan, 370,000 options are still in force on December 31, 2015.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2015, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2015		2014		2013
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,095,850	2.76	1,310,850	2.70	810,850	3.18
Granted	-	-	-	-	500,000	1.91
Exercised	(72,412)	2.13	(750)	3.99	-	-
Forfeited	(106,250)	2.88	(90,250)	2.07	-	-
Expired	-	-	(124,000)	2.60	-	-
Outstanding on December 31,	917,188	2.79	1,095,850	2.76	1,310,850	2.70
Exercisable on December 31,	724,688	3.03	784,600	3.09	743,347	3.27

Shares purchase options available for grant on December 31	232,428		232,428		83,428

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2015:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)
3.99	359,088	1.8	3.99		359,088	3.99
2.38	138,100	4.5	2.38	195,191	138,100	2.38	195,191
1.91	370,000	7.0	1.91	696,860	177,500	1.91	334,304
1.88	50,000	4.5	1.88	95,670	50,000	1.88	95,670
1.88 to 3.99	917,188	4.5	2.79	987,721	724,688	3.03	625,165

(1)	Fully vested options are all exercisable options
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $4.13 at December 31, 2015, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2015, and changes during the year ended December, 2015, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2015	311,250	1.32
Granted	-	-
Vested	(103,750)	1.32
Forfeited	(15,000)	1.32
Non-vested at December 31, 2015	192,500	1.32

As of December 31, 2015, there were €35 thousand of total unrecognized compensation expenses related to non-vested stock-options, over a weighted average period of 1.05 year.

17—OTHER REVENUES

Other revenues consist of the following:

	2015	2014	2013
Licenses and others	35	533	15
Total	35	533	15

In 2015, 2014 and 2013, other revenues mainly consist of sales of a license to Theraclion.

18—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2015	2014	2013
Gross research and development expenses	(3,308)	(3,728)	(3,711)
Research Tax Credit	448	518	561
Grants	170	278	555
Net Research and development expenses	(2,690)	(2,932)	(2,595)

In 2015 grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of liver cancer (HECAM Development project).

In 2014 and 2013, grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of prostate cancer.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

19—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2015	2014	2013
Interest income	18	31	59
Interest expense	(64)	(65)	(1,967)
Warrants exercises	330	83	-
Changes in fair value of the warrants	(2,377)	1,722	1,007
Total	(2,094)	1,771	(901)

In 2013, interest expense on the 2012 Non-convertible Debenture amounted to €1,889 thousand, of which €252 thousand expense for the payment of the 9% interest coupon.

20—INCOME TAXES

20-1 Income / Loss before income taxes

Income / Loss before income taxes is comprised of the following:

	2015	2014	2013
France	(543)	2,029	(2,018)
EDAP Inc, U.S.A.	(380)	(1,811)	(2,060)
Other countries	16	(614)	(808)
Total	(907)	(396)	(4,886)

20-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:

	2015	2014	2013
Current income tax expense:
France	(712)	(124)	(101)
Other countries	(55)	(10)	(24)
Sub-total current income tax expense	(767)	(133)	(125)
Deferred income tax (expense) benefit:
France	(4)	(4)	(2)
Other countries	11	22	(7)
Sub-total deferred income tax (expense) benefit	7	18	(9)
Total	(759)	(116)	(135)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

20-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2015	2014
Net operating loss carry forwards	18,295	22,366
Elimination of intercompany profit in inventory	172	156
Elimination of intercompany profit in fixed assets	199	145
Provisions for retirement indemnities	262	222
Other items	335	283
Total deferred tax assets	19,263	23,172
Capital leases treated as operating leases for tax	-	(3)
Other items	(4)	(4)
Total deferred tax liabilities	(4)	(7)
Net deferred tax assets	19,259	23,165
Valuation allowance for deferred tax assets	(19,212)	(23,125)
Deferred tax assets (liabilities), net of allowance	47	40

Net operating loss carryforwards of €18,332 thousand, €2,207 thousand, €245 thousand, €607 thousand and €32,153 thousand as of December 31, 2015 are available at EDAP Technomed Inc., Edap Technomed Co Ltd Japan, EDAP TMS GmbH, EDAP Technomed Italia S.R.L. and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €18,295 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2015, €10,977 thousand out of these €18,295 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2016 through 2035. In accordance with ASC 740, a valuation allowance is recorded as realization of those amounts is not considered probable.

20-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2015	2014	2013
French statutory rate	33.3%	33.3%	33.3%
Income of foreign subsidiaries taxed at different tax rates	3.9%	23.5%	1.9%
Effect of net operating loss carry-forwards and valuation allowances	52.4%	(81.3%)	(51.5%)
Non-taxable debt fair value variation	(83.9%)	113.2%	(4.3%)
Non-deductible entertainment expenses	40.7%	42.3%	2.6%
Effect of cancellation of intra-group positions	(78.3%)	(44.2%)	12.7%
French business tax included in income tax (CVAE)	(16.0%)	(31.2%)	(2.0%)
Other	(35.8%)	(84.8%)	(4.5%)
Effective tax rate	(83.7%)	(29.2%)	(2.8%)

20-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2015 the Company believes that there is no significant uncertainty in the Company’s tax positions.

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

In March 2011, the Company engaged in a contentious procedure against the French Tax Authorities to contest this position and ask for the recuperation of the paid amounts. On December 6, 2013, the Company received notice from the French Administrative Courts that this contentious procedure was rejected. The Company made appeal to this decision; the procedure is still pending before the French higher court (“Conseil d’Etat”) and we do not expect any decision before the end of the current fiscal year.

The tax years that remain subject to examination by major tax jurisdictions are 2013, 2014 and 2015.

Interest and penalties on income taxes are classified as a component of the provision for income taxes. There were no interest or penalties in 2013, 2014 and 2015.

21—EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2015, 2014 and 2013 is as follows:

	For the year ended Dec. 31, 2015			For the year ended Dec. 31, 2014			For the year ended Dec. 31, 2013
	Loss in euro (Numera- tor)	Shares (Denominator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per-Share Amount	Loss in euro (Numerator)	Shares (Denomin- ator)	Per-Share Amount
Basic EPS
Income (loss) available to common Shareholders	(1,666,658)	25,021,966	(0.07)	(512,007)	23,600,428	(0.02)	(5,021,229)	20,593,720	(0.24)

Effect of dilutive securities:
Stock options only in the money								-

Diluted EPS
Income (Loss) available to common shareholders, including assumed Conversions	(1,666,658)	25,021,966	(0.07)	(512,007)	23,600,428	(0.02)	(5,021,229)	20,593,720	(0.24)

The effects of dilutive securities, representing a number of shares of 1,978,758, 0 and 2,158,112 for the years ended December 31, 2015, 2014 and 2013 respectively, were excluded from the calculation of earnings per share as a net loss was reported in these periods.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

22—COMMITMENTS AND CONTINGENCIES

22-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12-2.

22-2 Litigation

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defence and settlement costs, diversion of management resources and other factors.

On August 4, 2014, Mark Eaton filed a purported class action lawsuit in the United States District Court for the Southern District of New York, asserting that the Company, Marc Oczachowski, and Eric Soyer violated federal securities laws Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing materially false and misleading statements about the Company’s business operations and prospects particularly concerning the Company’s Ablatherm-HIFU PMA file under review by the FDA that caused the price of the Company’s American Depository Receipts to be artificially inflated during the period from February 1, 2013 to July 30, 2014. On August 6, 2014, Ronnie Haddad filed a second purported class action lawsuit, also in the United States District Court for the Southern District of New York, asserting similar claims.

On October 24, 2014, the related cases were consolidated by the United States District Court for the Southern District of New York and a lead plaintiff and lead counsel were appointed.

On December 22, 2014, the lead plaintiff filed an amended complaint that no longer included Mr. Soyer. The amended complaint alleges that the Company and Mr. Oczachowski breached their obligations under the Exchange Act in various ways, including by misrepresenting and failing to disclose allegedly material information about the safety and efficacy of treatment with Ablatherm-HIFU, and the Company’s interactions with the FDA. The complaint seeks unspecified damages, interest, costs, and fees, including attorneys’ and experts’ fees.

On December 31, 2014, we accrued $250,000 (€206,000) as legal costs to be incurred by the Company in relation to this litigation.

On February 20, 2015, the defendants, including the Company, filed a motion to dismiss the action.

On September 14, 2015, we received a confirmation of the dismissal of our class action. On November 11, 2015, we announced the appeals period had concluded with no notice of appeal filed by the plaintiffs. In 2015, total costs incurred related to this litigation amounted to $191,000 (€171,000). The remaining accrued amount was reversed as of December 31, 2015.

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

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

	ASC 820 Level	December 31, 2015	December 31, 2014
Assets:
Cash and cash equivalents	Level 1	13,578	11,142
Short term investments	Level 1	1,000	1,000
Liabilities:
Short-term borrowings	Level 1	2,814	2,126
Long-Term Debt	Level 1	802	458
Investor Warrants	Level 3	4,205	1,943
Placement Agent Warrants	Level 3	172	148

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2014 to December 31, 2015:

All amounts in thousands Euros unless otherwise stated	As of Dec. 31, 2015	Warrants exercises (see note 19)	FV adjust- ments (see note 19)	USD/ EUR Exch. impact	As of Dec. 31, 2014
Investor Warrants 2012	1,691	(251)	947	102	893
Placement Agent Warrants 2012	99	(79)	57	11	110
Investor Warrants 2013	2,514		1,343	121	1,050
Placement Agent Warrants 2013	73		30	4	39
Total Financial instruments carried at fair value	4,377	(330)	2,377	238	2,092

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first-time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.1 million and €1.3 million, for the years ended December 31, 2015 and 2014, respectively.

Ultimate losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2015, 2014 and 2013, the Company did not generate significant revenue with a single customer.

25—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2015, there were no outstanding hedging instruments.

26—SEGMENT INFORMATION

In July 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the corporate activities of the holding Company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division. Then, in 2007, the Company created a new reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. The following tables set forth the key income statement figures, by segment for fiscal years 2015, 2014 and 2013 and the key balance sheet figures, by segment, for fiscal years 2015, 2014 and 2013.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2015	2014	2013
Segment operating income (loss)	488	(1,736)	(2,755)
Financial income (expense), net	(2,094)	1,771	(901)
Foreign Currency exchange (losses) gains, net	699	(431)	(1,230)
Other income (expense), net	-	-	-
Income tax (expense) credit	(759)	(116)	(135)
Consolidated net loss	(1,667)	(512)	(5,021)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2015, 2014 and 2013:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2015
Sales of goods	4,878	17,027	-	-	21,906
Sales of RPPs & leases	2,908	1,501	-	-	4,408
Sales of spare parts and services	658	5,246	-	-	5,904
Total sales	8,444	23,774	-	-	32,218
External other revenues	32	3	-	-	35
Total revenues	8,476	23,777	-	-	32,253
Total COS	(3,636)	(14,832)	-	-	(18,468)
Gross margin	4,841	8,945	-	-	13,785
R&D	(1,387)	(992)	-	(311)	(2,690)
Selling and marketing expenses	(2,284)	(5,122)	-		(7,406)
G&A	(646)	(1,192)	(1,363)		(3,202)
Total expenses	(4,318)	(7,306)	(1,363)	(311)	(13,298)
Operating income (loss)	523	1,639	(1,363)	(311)	488
Total Assets	9,619	25,818	3,144	-	38,581
Capital expenditures	457	207	-	-	664
Long-lived assets	1,437	3,320	192	-	4,949
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2014
Sales of goods	5,270	11,625	-	-	16,895
Sales of RPPs & leases	2,170	1,787	-	-	3,957
Sales of spare parts and services	760	4,640	-	-	5,400
Total sales	8,200	18,052	-	-	26,252
External other revenues	518	15	-	-	533
Total revenues	8,718	18,067	-	-	26,785
Total COS	(3,683)	(11,901)	-	-	(15,584)
Gross margin	5,035	6,166	-	-	11,201
R&D	(1,062)	(646)	-	(1,224)	(2,932)
Selling and marketing expenses	(2,151)	(4,527)	-	-	(6,678)
G&A	(660)	(1,153)	(1,514)	-	(3,328)
Total expenses	(3,874)	(6,326)	(1,514)	(1,224)	(12,937)
Operating income (loss)	1,162	(160)	(1,514)	(1,224)	(1,736)
Total Assets	7,468	20,778	3,715	193	32,154
Capital expenditures	464	569	-	-	1,033
Long-lived assets	1,410	3,300	192	-	4,902
Goodwill	645	1,767	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2013
Sales of goods	1,747	13,020	-	-	14,767
Sales of RPPs & leases	2,335	1,588	-	-	3,922
Sales of spare parts and services	1,031	4,344	-	-	5,375
Total sales	5,113	18,952	-	-	24,065
External other revenues	15		-	-	15
Total revenues	5,128	18,952	-	-	24,080
Total COS	(2,490)	(12,271)	-	-	(14,761)
Gross margin	2,638	6,681	-	-	9,319
R&D	(1,097)	(525)	-	(973)	(2,595)
Selling and marketing expenses	(1,587)	(4,692)	-	-	(6,279)
G&A	(657)	(963)	(1,415)	(165)	(3,200)
Total expenses	(3,342)	(6,179)	(1,415)	(1,138)	(12,074)
Operating income (loss)	(704)	502	(1,415)	(1,138)	(2,755)
Total Assets	6,769	18,303	1,692	110	26,874
Capital expenditures	38	720	-	-	758
Long-lived assets	1,251	2,981	202	-	4,434
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

27—VALUATION ACCOUNTS

	Allowance for deferred tax assets	Allowance for doubtful accounts	Slow-moving inventory
Balance as of December 31, 2012	20,375	1,602	934
Charges to costs and expenses	2,168	186	225
Deductions: write-off and others	-	(693)	(422)
Balance as of December 31, 2013	22,543	1,094	737
Charges to costs and expenses	1,143	323	172
Deductions: write-off and others	(561)	(143)	(168)
Balance as of December 31, 2014	23,125	1,274	741
Charges to costs and expenses	218	124	275
Deductions: write-off and others	(4,131)	(307)	(288)
Balance as of December 31, 2015	19,212	1,091	728

28—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2015	2014	2013
Income taxes paid (refunds received)	159	141	118
Interest paid	43	39	293
Interest received	7	12	6

Non-cash transactions:	2015	2014	2013
Capital lease obligations incurred	105	236	64

29—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You under this contract were €78 thousand, €68 thousand and €65 thousand for 2015, 2014 and 2013 respectively. As of December 31, 2015, payables to Dae You amounted to €53 thousand. As of December 31, 2014, payables to Dae You amounted to €25 thousand

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €408 thousand, €308 thousand and €516 thousand in 2015, 2014 and 2013, respectively. As of December 31, 2015, receivables (‘Net trade accounts and notes receivable’) amounted to €380 thousand. As of December 31, 2014, receivables (‘Net trade accounts and notes receivable’) amounted to €112 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

30—SUBSEQUENT SIGNIFICANT EVENTS

a)       On February 18, 2016, our shareholders adopted a resolution allowing the Board of Directors to issue 1,000,000 new shares under the form of subscription options to motivate and reward teams dedicated to successfully implementing our U.S. and worldwide expansion plans.

b)       In February and March 2016, we issued 57,496 new ordinary shares in the form of ADSs following the exercise of March 2012 Warrants.

