Form 20-F
period 2016-12-31
EDAP TMS SA
filed 2017-04-03
CIK 1041934

As filed with the Securities and Exchange Commission on April 3, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

Or

☒  Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016:       28,727,616 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes         No  X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes         No  X

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

Large accelerated filer                   Accelerated filer  X             Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    X   International Financial Reporting Standards as issued by the International Accounting Standards Board         Other

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item, the registrant has elected to follow.  Item 17          Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         No  X

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

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ “should,” ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	the success of our HIFU technology;
-	the clinical and regulatory status of our HIFU devices in various geographical territories;
-	the uncertainty of market acceptance for our HIFU devices;
-	the uncertainty in the U.S. FDA review and approval process for any of our devices and changes in FDA recommendations and guidance;
-	effects of intense competition in the markets in which we operate;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the market potential for our Sonolith lithotripter range and our Focal One devices;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on our strategic suppliers;
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices;
-	risks associated with the current uncertain worldwide economic, political and financial environment;
-	risks associated with the May 2013 Warrants and April 2016 Warrants;
-	risks relating to ownership of our securities; and
-	risks relating to securities litigations involving class actions.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2016 and 2015 and the selected income statement data for the years ended December 31, 2016, 2015 and 2014 set forth below have been derived from our consolidated financial statements included in this annual report. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2016	2015	2014	2013	2012

INCOME STATEMENT DATA
Total revenues	35,611	32,253	26,785	24,080	26,065
Total sales	35,579	32,218	26,252	24,065	26,018
Gross profit	16,411	13,785	11,201	9,319	10,433
Operating expenses	(16,019)	(13,298)	(12,937)	(12,074)	(12,463)
Income (loss) from operations	392	488	(1,736)	(2,755)	(2,030)
Income (loss) before income taxes	4,444	(907)	(396)	(4,886)	(7,358)
Income tax (expense) benefit	(602)	(759)	(116)	(135)	(118)
Net income (loss)	3,842	(1,667)	(512)	(5,021)	(7,475)
Basic earnings (loss) per share	0.14	(0.07)	(0.02)	(0.24)	(0.43)
Diluted earnings (loss) per share	0.13	(0.07)	(0.02)	(0.24)	(0.43)
Dividends per share(1)	—	—	—	—	—
Basic weighted average shares outstanding	27,823,313	25,021,966	23,601,428	20,593,720	17,556,395
Diluted weighted average shares outstanding	29,365,583	25,021,966	23,601,428	20,593,720	17,556,395

BALANCE SHEET DATA
Total current assets	40,514	33,039	26,615	22,125	24,729
Property and equipment, net	2,770	2,123	2,122	1,655	2,035
Total current liabilities	15,010	16,271	12,158	11,589	13,124
Total assets	46,591	38,581	32,154	26,874	30,444
Long-term debt, less current portion	3,665	4,798	2,434	3,678	6,585
Total shareholders’ equity	24,451	14,430	15,141	9,284	8,161

(1)	No dividends were paid with respect to fiscal years 2012 through 2015 and subject to approval of the annual shareholders’ meeting to be held in 2017 the Company does not anticipate paying any dividend with respect to fiscal year 2016. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€

2012	0.83	0.74	0.78	0.76
2013	0.78	0.72	0.75	0.73
2014	0.83	0.72	0.75	0.83
2015	0.95	0.83	0.90	0.92
2016	0.96	0.87	0.90	0.95

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	High	Low	Average(1)	End of Month
	€	€	€	€
2016
September	0.90	0.89	0.89	0.89
October	0.92	0.89	0.91	0.91
November	0.95	0.90	0.93	0.95
December	0.96	0.93	0.95	0.95

2017
January	0.96	0.93	0.94	0.93
February	0.95	0.93	0.94	0.94
March, through March 17, 2017	0.95	0.93	0.94	-

(1)	The average of the Noon Buying Rate on each business day of the month.

On March 17, 2017, the Noon Buying Rate was U.S.$1.00 = €0.93.

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

Although we achieved operational profitability in 2015 and 2016, we have incurred operating losses in each previous fiscal year since 1998. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize our lithotripsy and particularly our High Intensity Focused Ultrasound (“HIFU”) devices in the United States. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. We cannot guarantee that we will realize sufficient revenue to remain profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Our future revenue growth and income depend, among other things, on the success of our HIFU technology.

Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced overall declining unit sales prices in recent years. We depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly the Ablatherm and the Focal One, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm is commercialized in the European Union, Canada, United States and other countries; the Focal One is commercialized in the European Union, Saudi Arabia, Canada, South Korea, Malaysia, Brazil, Venezuela, Peru and Chile but is not approved for commercial distribution in the United States.

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States, EU and Japan. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA with respect to the United States. The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources.

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

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and efficacy and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on evidence of the cost effectiveness of a therapy as compared to existing therapies and on adequate reimbursement from healthcare payers, which has not been provided for our HIFU products in any country, except for full public reimbursement in Germany and Italy, in France, under certain conditions and partial reimbursement from private insurers in the United Kingdom. On April 18, 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of an innovative process to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries. Under this innovative process, French healthcare government authorities will review the clinical data gathered within the next three years in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that a definitive reimbursement code will be granted. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. Although in 2015 and 2016, our operating cash flow was positive, in 2014 our operating cash flow was negative due to the cash requirements of operating activities, working-capital cash requirements, cash requirements of investing activity to expand our mobile treatment model and to expand the leasing of our products as part of our revenue-per-procedure (“RPP”) model, and sponsoring of the clinical trials in support of our PMA submission to the FDA of our Ablatherm solution for the treatment of prostate cancer in the United States and to expand our commercial lithotripsy activities in the United States, which we financed using cash and cash equivalents on hand. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. Our future cash flow may also be affected by the expected continued expansion of the leasing of our products, or the continued expansion of our mobile treatment model (which is invoiced on a RPP basis), since each of these activities generates smaller immediate revenues than device sales. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in sales efforts as well as marketing campaigns and promotional tools, particularly to implement our expanded U.S. and global strategy following the FDA clearance of Ablatherm, and Focal One when or if approved, while there is no assurance that this will result in the increase in the demand for our products and services.

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Wolf, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market, our devices, in particular the Ablatherm and the Focal One, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other companies working with HIFU technology for the minimally invasive treatment of tumors include SonaCare Medical, a U.S. company that markets a device called the Sonablate for the ablation of prostatic tissue. Sonablate was approved by the FDA for commercialization in the U.S. in October 2015. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids, painful bone tumors and brain disorders. Theraclion, a French company licensed by EDAP to use of some of our HIFU patents, is currently marketing the Echopulse HIFU device to treat thyroid tumors and benign breast tumors. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. Philips Healthcare, a Dutch company, is also developing HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. See Item 4, ‘‘Information on the Company—HIFU Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—UDS Division.’’

Many of our competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than we have and may have more experience in developing, manufacturing, marketing and supporting new medical devices. In addition, our future success will depend in large part on our ability to maintain a leading position in technological innovation, and we cannot assure investors that we will be able to develop new products or enhance our current ones to compete successfully with new or existing technologies. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to those products.

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

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers for procedures performed with our products. In the United States, we are dependent upon favorable decisions by the Centers for Medicare & Medicaid Services (‘‘CMS’’) for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, which could affect reimbursement for procedures performed using our devices. We are currently in discussion with CMS and private insurers to advance on the reimbursement of HIFU procedures for prostate tissue ablation. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek regulatory approval in each Member State. If we fail to establish reimbursement from healthcare payers or government and private healthcare payers’ policies change, it could have a material adverse effect on our business, financial condition and results of operations.

Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. For example, in April 2016, the Japanese authorities decided to stop reimbursing lithotripters’ disposables (electrodes) necessary to perform a lithotripsy procedure. This decision had and will have a material effect on our current and future sales of lithotripsy disposables in Japan. In contrast, procedures performed with our HIFU devices are not reimbursed in the European Union with the exception of Italy, Germany, in France under certain conditions, and in the UK where procedures are partially reimbursed by either public healthcare systems or private insurers. We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

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

Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, or our business, results of operations and financial condition.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2016, approximately 78% of our total costs of sales and operating expenses were denominated in euro, while approximately 42% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2016, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

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

Our results of operations and financial condition could be adversely affected by the adverse economic, geo-political and financial developments.

The current geo-political, economic and financial environment has affected the level of public and private spending in the healthcare sector generally. A cautious or negative outlook may cause our customers to further delay or cancel investment in medical equipment, which would adversely affect our revenues.

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

The issuance of ADSs upon exercise of the warrants issued in May 2013 (the “May 2013 Warrants”) and in April 2016 (the “April 2016 Warrants”) will result in dilution of other shareholders since the selling shareholders may ultimately sell the full amount of ADSs issuable on exercise. Based on the total number of outstanding warrants as of April 3, 2017, and on the total number outstanding options to subscribe to new shares, up to 5,973,622 ADSs are issuable upon exercise, representing approximately 20.6% of our issued and outstanding share capital. Although no single warrant holder may exercise its Warrants if such exercise would cause it to own more than 9.99% of our outstanding ordinary shares, this restriction does not prevent each holder from exercising a portion of its holdings and selling those securities. In this way, each holder could sell more than this limit while never holding more than such limit.

On April 22, 2014, we filed a Form F-3 registration statement with the SEC to register ordinary shares and warrants for a maximum amount of $50 million, hence providing for registration of any future new ordinary shares issued for the purpose of raising capital. This registration statement was declared effective by the SEC on May 5, 2014. We issued and registered shares under this registration statement on June 2, 2014 and on April 14, 2016, although we did not offer the maximum amount registered under this registration statement.

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

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in 2016 was 77,782, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2016 and December 31, 2015, was $4.80 and $2.43, and $6.57 and $2.26, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2015 was 131,317 as opposed to 40,560 for the same period of 2016. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors, including changes in our business, operations and prospects, and factors beyond our control, including regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

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

On February 18, 2016, our shareholders adopted a resolution allowing the Board of Directors to issue 1 million new shares under the form of subscription options to motivate and reward teams dedicated to successfully implement our U.S. and worldwide expansion plans. As of April 3, 2017, the maximum number of shares available to be issued was 425,000.

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

For holders of ADSs, the Depositary may make these rights or other distributions available to holders after we instruct it to do so and provide it with evidence that it is legal to do so. If we fail to do this and the Depositary determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, the holders of ADSs will receive no value for them.

Holders of our ADSs may be exposed to increased transaction costs as a result of proposed European financial transaction taxes.

On February 14, 2013, the EU Commission adopted a proposal for a Council Directive (the "Draft Directive") on a common financial transaction tax (the "FTT"). According to the Draft Directive, the FTT should have been implemented and should have entered into effect in 10 EU Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Spain, Slovakia, and Slovenia, each a “Participating Member State”). In March of 2016, Estonia indicated its withdrawal from enhanced cooperation. Pursuant to the Draft Directive, the FTT was to be payable on financial transactions provided at least one party to the financial transaction was established or deemed established in a Participating Member State and there was a financial institution established or deemed established in a Participating Member State which was a party to the financial transaction, or was acting in the name of a party to the transaction. Under the Draft Directive, the FTT should not have applied, however, to (inter alia) primary market transactions referred to in Article 5(c) of Regulation (EC) No 1287/2006, including the activity of underwriting and subsequent allocation of financial instruments in the framework of their issue. The rates of the FTT were to be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives would have amounted to at least 0.1 per cent of the taxable amount. The taxable amount for such transactions would have been generally determined by reference to the consideration paid or owed in return for the transfer. The FTT would have been payable by each financial institution established or deemed established in a Participating Member State which was either a party to the financial transaction, or acting in the name of a party to the transaction or where the transaction had been carried out on its account. Where the FTT due had not been paid within the applicable time limits, each party to a financial transaction, including persons other than financial institutions, would have become jointly and severally liable for the payment of the FTT due.

The Draft Directive has not been adopted. Following Estonia's withdrawal, a proposal combining a broader scope and lower rates, as well as several specific rules, are currently being discussed between the ten other Participating Member States, with the objective to adopt a new proposal in 2017.

Prospective holders should therefore note, in particular, that any sale, purchase, or exchange of the Shares or ADSs could become subject to the FTT at a minimum rate of 0.1 per cent. The holder may be liable to itself pay this charge or reimburse a financial institution for the charge, and / or may affect the value of the Shares or ADSs.

The FTT proposal is still subject to negotiation between the Participating Member States and therefore may be changed at any time. Moreover, once a final agreement on such FTT proposal will be reached (the "FTT Directive"), it will need to be implemented into the respective domestic laws of the Participating Member States and the domestic provisions implementing the FTT Directive might deviate from the FTT Directive itself. See Item 10, "Certain Income Tax Considerations."

In any case, prospective holders should consult their own advisers in relation to the consequences of the FTT associated with subscribing for, purchasing, holding and disposing of ADSs.

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

On April 6, 2016, we submitted a 510(k) application for FDA clearance of our Focal One HIFU device.

On April 14, 2016, we issued 3,283,284 ordinary shares in the form of ADSs to certain institutional investors in a registered direct placement (the “April 2016 Placement”), at a price of $3.50 per share, with warrants attached that allow investors to purchase up to 3,283,284 shares in the form of ADSs, at an exercise price of $4.50 per share.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €13.8 million, €8.4 million and €8.2 million for 2016, 2015 and 2014, respectively. Those sales are generated in Europe, in the United States and the rest of the world, excluding certain countries in Asia (including Japan) where our HIFU devices are not approved yet. Total net sales for the UDS division were €21.8 million (including €10.3 million in Asia and €11.5 million in Europe and the rest of the world), €23.8 million (including €10.7 million in Asia and €13.0 million in Europe and the rest of the world) and €18.1 million (including €7.5 million in Asia and €10.6 million in Europe and the rest of the world), each for 2016, 2015 and 2014, respectively.

See Note 26 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is quite cyclical and generally linked to lengthy hospital decision and investment processes. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €13.8 million to our consolidated net sales during the fiscal year ended December 31, 2016.

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

HIFU Division also produces and markets the Focal One device, a HIFU robotic device fully dedicated to the focal therapy of localized prostate cancer, thereby destroying targeted cancer cells only. As of December 31, 2016, the HIFU division had an installed base of 106 Ablatherm machines, 22 Focal One and 350 certified trained clinical sites worldwide were having access to this technology.

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

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•	Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this through a direct sales network in key European countries and the United States and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program.

•	Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the minimally invasive treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications where HIFU could provide an alternative to current invasive therapies. We entered into a multi-partner liver cancer development project organized by the HECAM (HEpatocellular CArcinoma Multi-technological) consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. EDAP’s focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive a maximum of €2.4 million in non-dilutive financing from Bpifrance over the 5-year project period. In June 2015, EDAP received €736,000 from Bpifrance (€237,000 as a conditional subsidy and €499,000 as a grant) to advance on the HECAM project. In 2016, the HIFU division maintained expenses at levels similar to 2015 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering maintaining similar levels of R&D spending in 2017 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

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

•	The Focal One is a HIFU robotic device fully dedicated to the focal therapy of prostate cancer. Focal One combines the three essential components to efficiently perform a focal treatment of localized prostate cancer: (i) high-quality imaging to localize tumors with the use of magnetic resonance imaging (MRI) combined with real-time ultrasound, (ii) high precision of HIFU treatment focused on identified targeted cancer areas and (iii) immediate feedback on treatment efficacy utilizing Contrast-Enhanced Ultrasound Imaging. Focal One provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life. The Focal One device received CE Marking for European market clearance in June 2013 and is also approved in Canada, Russia, Saudi Arabia, South Korea, Malaysia, Brazil, Venezuela, Peru and Chile. We are also working to obtain clearance in other parts of the world.

HIFU Division Patents and Intellectual Property

As of December 31, 2016, the HIFU division’s patent portfolio contained 34 patents consisting of 11 patents in the United States, 19 patents in the European Union and Japan and four patents in both Israel and the rest of the world. They belong to 18 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2016, one U.S. patent, two European and Japanese patents and one Canadian patent exclusively licensed by INSERM to EDAP to address renal tumors using HIFU were abandoned for non-use and the related license terminated. One key patent covering transducer design allowing fast and large volume of lesion necrosis for liver applications has been granted in Japan and China. One additional patent also covering transducer design has been granted in China. Seven additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (three), the United States (three), and the rest of the world (one) are currently under review. Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which give rise in some cases to the filing, followed by the grant of co-owned patents. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of HIFU devices using co-owned patents. Under these agreements, which last for the life of each co-owned patents we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

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

In April 2016 EDAP submitted to FDA a 510k application for the clearance of the Focal One HIFU Device. This application is currently under review.

Clinical and Regulatory Status in Japan

In June 2000, the HIFU division applied for approval by the Japanese Ministry of Health for the Ablatherm to be marketed in Japan. We retrieved the application in 2005 to update it and review the process. In December 2016, based on FDA clearance of our Ablatherm HIFU system, we initiated discussions with the Japanese authorities (“PMDA”) on the best process to apply for obtain Japanese approval for our Focal One device. The process of requesting approval to market the Focal One in Japan may be long and may never result in the approval to market the Focal Onein Japan. See Item 3, ‘‘Key Information—Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology.’’

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

In January 2016, Professor Ronald van Velthoven, Head of Urology Department at Institut Bordet Oncology Center, Brussels, Belgium published outcomes of hemiablation HIFU in the journal Prostate Cancer and Prostatic Diseases. With the initial patient treated in early 2007 it is the first prospective study of focal HIFU to enroll patients and had a follow-up of extending to 8 years. The publication reports a 100% cancer specific survival at 5 years, a 97% rate of continence preservation and 80% rate of potency preservation.

The results of the French hemiablation study were electronically published in the peer-reviewed journal European Urology in October 2016. The study included a total of 110 patients at 10 centers whose prostates were treated with Ablatherm HIFU in which half the prostate was ablated. The follow-up of the study was 2 years at which time all patients were required to undergo follow-up biopsy. In the treated side, 5% of subjects had residual or recurrent clinically significant cancer. The survival rate without additional definitive treatment at 24 months was 89%. Urinary continence was preserved in 97% of patients and erectile function was preserved in 78%.

In December 2016, Professor Roland van Velthoven from Institut Bordet Oncology Center, Brussels, Belgium published a matched pair analysis of HIFU hemiablation vs robotic assisted laparoscopic prostatectomy. In this study, 55 patients with unilateral localized prostate cancer were treated using Ablatherm-HIFU and their outcomes were compared 1:1 with patients having similar clinical criteria but underwent robotic assisted laparoscopic prostatectomy. The matched pair analysis concluded that HIFU was comparable to robotic-assisted radical prostatectomy in the management of prostate cancer and showed HIFU to have significantly better functional outcomes.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 161,360, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

The HIFU division believes that HIFU therapy could be expanded to other medical conditions, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. For example, late 2016, we initiated a clinical Phase I study to address certain types of deep endometriosis situated in the low rectum, using Focal One HIFU. We also entered into a multi-partner liver cancer development project organized by the HECAM (HEpatocellular CArcinoma Multi-technological) consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. EDAP’s focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive a maximum of €2.4 million in non-dilutive financing from Bpifrance over the five-year project period of which we received the first instalment of €736,000 in June 2015. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer. For example, our licensee, Theraclion, obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors and thyroid tumors. See Item 4, “Information on the Company—HIFU Division Patents and Intellectual Property.”

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

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €21.8 million to our consolidated net sales during the fiscal year ended December 31, 2016.

Our UDS business is quite cyclical and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith i-move and the Sonolith i-sys. As of December 31, 2016, the UDS division has sold 863 ESWL lithotripters worldwide to this date and actively maintained or otherwise serviced 694 installed lithotripters.

In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services. It also derives revenues from the distribution of urodynamics products as urology lasers.

UDS Division Business Strategy

The business strategy for the UDS division is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. The UDS division manufactures its own products as part of EDAP TMS France SAS (“EDAP TMS France”), our wholly owned subsidiary. The key elements of the UDS division’s strategy are:

•	Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that a combination of continued investment in lowering end-user costs and offering innovative units that are easily adaptable to various treatment environments, as well as a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘Information on the Company—UDS Division Products’’.

•	Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. We believe that we can achieve additional long-term growth by offering our established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. Our distribution platform in urology consists of a series of well-established subsidiaries in Europe, United States, Middle East and Asia as well as a network of third-party distributors worldwide.

•	Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that our FDA-inspected, ISO 9001 (V:2008) certified and ISO 13485 (V:2003) certified facilities allow us to offer manufacturing services to a wide range of potential medical equipment developers.

UDS Division Products

The UDS division offers the Sonolith i-move (replacing Sonolith Praktis) to small and mid-size hospitals, while the Sonolith i-sys is offered to large hospitals that can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezoelectric elements of the LT02, (a machine we discontinued manufacturing in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every ten treatments. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

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

UDS Division Patents and Intellectual Property

As of December 31, 2016, the UDS division’s patent portfolio contained eleven patents consisting of one patent in the United States, eight patents in the European Union and Japan and two patents in both Israel and the rest of the world. One additional patent covering localization system using ultrasound imaging on Sonolith i-sys and Sonolith i-move lithotripters has been delivered in Japan. They belong to five groups of patents covering key technologies relating to ESWL systems and associated software capabilities. The patent covering the ultrasound localization system is also in the examination process in the United States.

The UDS division’s patents cover both piezoelectric and electroconductive technologies associated to ESWL generator, localization systems and device design. The UDS division’s ongoing R&D objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

As with the development of our HIFU technology, we cooperate with INSERM to develop our ESWL technology. This cooperation gave rise to co-owned patents in some cases. We have entered in the past into various license agreements with INSERM whereby we committed to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of ESWL devices using co-owned patents. Under these agreements, we had the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights. These license agreements expired in 2016, allowing EDAP to freely use the related patents.

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

UDS Division Market Potential

We estimate that roughly, 2% to 3% of the world population suffers from kidney or ureteric stones during their lifetime and that urinary calculi are responsible for 10% of urological hospital admissions worldwide. Although urinary calculi may be eliminated naturally by the body, natural elimination is frequently accompanied by considerable pain and very often by serious complications, such as obstruction and infection of the urinary tract.

Since its introduction in clinical practice 35 years ago, ESWL has become the standard treatment for urinary calculi. ESWL consists of fragmenting calculi within the body using extracorporeal shockwaves without any surgery. We believe that the market for lithotripters includes both buyers looking for a sophisticated, higher-priced machine (generally hospitals and larger urology clinics) but also buyers looking for simpler and less expensive machines (typically smaller clinics). We also believe that after a period of fast growth in the mid-1980s and early 1990s, the market for lithotripters is now mature and has become primarily a replacement and service and maintenance market in most of the world. Several geographical opportunities remain in under-equipped countries or in some countries where the national health system strategy is being reviewed for hospitals and clinics equipment. ESWL is today in competition with less costly stone laser devices. Consequently, in order to remain competitive, EDAP integrated stone laser products into its ESWL product range.

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

UDS Division Competition

The ESWL market is characterized by severe price competition among manufacturers, with the result that, in recent years, the average unit price of ESWL lithotripters has declined. The UDS division expects this trend to continue. See Item 5, ‘‘Operating and Financial Review and Prospects.’’ The UDS division’s major competitors in developed countries are Wolf, Storz and Dornier.

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

UDS Division Services and Distribution

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. The UDS division distributes urodynamics products on behalf of Laborie Company, including MMS (Medical Measurement Systems) products, and Andromeda in Japan. The UDS division also distributes laser urology solutions from Lumenis in France and from Quanta System in Asia. We believe that the laser use in endo-urology will increase in the coming years, for both the treatment of urinary stones and for other urological procedures such as HoLEP (Holmium Laser Enucleation of Prostate). We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets covering most of the world.

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

We manufacture the critical components for our devices and accessories, unless a subcontractor can manufacture the component more cost-effectively, we also perform final assembly and quality control processes and maintain our own set of production standards. We purchase the majority of the raw materials used in our products from a number of suppliers, but for several components of our products, rely on a single source. Furthermore, we conduct regular quality audits of suppliers’ manufacturing facilities. Our principal suppliers are located in France, Germany, Denmark, South Korea and the United States. Management believes that the relationships with our suppliers are good.

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. EDAP TMS France’s facilities are also subject to inspections performed by the FDA. The FDA last visited our manufacturing site in June 2014 with no findings nor issuance of Form 483 observations. EDAP TMS France has obtained the ISO 9001 (V:2008) and ISO 13485 (V:2003) certifications, which indicate compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Taiwanese, Japanese and Canadian regulations, as well as with the U.S. Quality System Regulation. See ‘‘Information on the Company—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

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

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated CGMP, labeling. Most Class I devices are exempt from premarket notification. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. Class II medical devices require a 510(k) clearance. The FDA may require the submission of clinical data as part of pre-market notifications for Class II devices. The FDA introduced the de novo 510(k) process for Class II devices for instances where a device is novel and there is therefore no suitable predicate device to support a standard 510(k) submission. To qualify for the de novo pathway, the new device must also present no more than moderate risk.  Class III devices are those that must receive PMA by the FDA to ensure their safety and effectiveness. Before a new Class III device may be introduced on the market, the manufacturer generally must obtain FDA approval of a PMA. The PMA process is expensive and often lengthy, typically requiring several years, and may never result in approval. The manufacturer or the distributor of the device must obtain an IDE from the FDA before commencing human clinical trials in the United States in support of the PMA. Our lithotripsy range of products has been reclassified by the FDA as a Class II device. As far as our Ablatherm or Focal One HIFU devices are concerned, they also have been reclassified as Class II devices. Ablatherm has been cleared by FDA in November 2015, via a 510(k) application, based on a prostate tissue ablation claim, following the approval of another HIFU device via a de novo 510(k) process. In April 2016, we submitted a 510(k) application for our Focal One device, which is still under FDA review. Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the U.S. Federal Trade Commission. The FDC Act also regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current GMP regulations. Our manufacturing facilities are in compliance with GMP regulations. No major deficiencies have been observed during inspections carried out by FDA auditors (or its representative, the GMED, in France) in the past few years. In June 2014, the FDA conducted an inspection of our manufacturing processes and facility with no findings nor issuance of Form 483 observations.

Regulation in the European Union

In the European Union, we annually perform ISO 9001 (V:2008) and ISO 13485 (V:2003) certification audits, showing that we comply with standards for quality assurance, manufacturing and design control. In the European Union, our products are also subject to legislation implementing the European Union Council Directive 93/42/EEC concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval ‘‘CE Marking.’’ Except in limited circumstances, member states of the European Union may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of our products bear the CE Marking.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2016, 2015 and 2014 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

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

Revenue Recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing or acceptance criteria that can be subjectively interpreted by the customer or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. We provide training and a minimum of one-year warranty upon installation with a maximum of two-year warranty. We accrue the estimated warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

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

Warrants

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”) with warrants attached (the “May 2013 Investor Warrants”). The Company also issued warrants to the placement agent, H.C. Wainwright & Co., LLC (the “May 2013 Placement Agent Warrants” and together with the May 2013 Investor Warrants, the “May 2013 Warrants”). As the May 2013 Warrants included an exercise price determined in U.S. dollars while the functional currency of the Company is the euro, the Company determined that the May 2013 Warrants should be accounted for as a liability.

The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with changes in fair value recorded as a financial expense or income.

On April 14, 2016, pursuant to a securities purchase agreement dated April 7, 2016, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “April 2016 Placement”) with warrants attached (the “April 2016 Investor Warrants”). As the April 2016 Warrants comprised the same structure and provisions than the May 2013 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the April 2016 Warrants should be accounted for as a liability.

The Company used the Black-Scholes pricing model to value the April 2016 Warrants at inception, with changes in fair value recorded as a financial expense or income.

Accounts Receivable

We generate most of our revenues and corresponding accounts receivable from sales of medical equipment, spare parts, maintenance and service to distributors, public and private hospitals and physicians worldwide. We perform initial credit evaluations of our customers and adjust credit terms based upon customers’ creditworthiness as determined by such things as their payment history, credit ratings and our historical experiences.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on the individual circumstances of each customer on a quarterly basis. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankrupcy filings, substantial downgrading of credit scores), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe we will collect. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could be reduced by a material amount.

Operating Results

Overview

Total revenues include sales of our medical devices and sales of disposables (“sales of goods”), sales of RPPs and leases, and sales of spare parts and services, all net of commissions, as well as other revenues.

Sales of goods have historically been comprised of net sales of medical devices (ESWL lithotripters and HIFU devices) and net sales of disposables (mostly Ablapaks and Focalpaks in the HIFU division and electrodes in the UDS division). Sales of goods also included products such as urology laser and urodynamics devices distributed through our agents and third-party distributors. The sale price of our medical devices is subject to variation based on a number of factors, including market competition, warranties and payment terms. Consequently, a particular sale of a medical device may, depending on its terms, result in significant fluctuations in the average unit sale price of the product for a given period, which may not be indicative of a market trend.

Sales of RPP and leases include the revenues from the sale of Ablatherm and Focal One treatment procedures and from the leasing of Ablatherm and Focal One machines. We provide Ablatherm and Focal One machines to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and usually pay us based on the number of individual treatments provided. With this business model, the hospital or clinic does not make an initial investment until the increase in patient demand justifies the purchase of a HIFU machine. Consequently, we are able to make Ablatherm or Focal One treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, although more predictable stream of revenue and, if successful, should lead to more purchases of Ablatherm and Focal One machines by hospitals and clinics in the long term.

Sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of ESWL lithotripters and HIFU devices.

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented approximately 29% of our total consolidated net sales in 2016. Net sales of goods in Asia represented approximately 31% of such sales in 2016 and consisted mainly of sales of ESWL lithotripters and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 43% of such sales in 2016 and related primarily to ESWL lithotripters, reflecting the fact that approximately 46% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve is located in Asia.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2016, approximately 78% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 42% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above, amounted to €3.9 million, €2.7 million and €2.9 million in 2016, 2015 and 2014, respectively, representing approximately 10.9%, 8.4% and 10.9% of total revenues in 2016, 2015 and 2014, respectively. Consolidated research and development expenses included research and development government grants and tax credits of €0.7 million, €0.6 million and €0.8 million in 2016, 2015 and 2014, respectively. Research and development costs in 2014 included clinical expenses for the Phase II/III PMA trials in the United States to expand our leadership in HIFU for prostate cancer. Beginning in 2017, management expects the budget for research and development expenses in Europe to level off at approximately 13% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals in the U.S. and in Japan in particular, and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer, particularly through HECAM program.

Consolidated selling and marketing expenses amounted to €8.9 million in 2016, €7.4 million in 2015 and €6.7 million in 2014. Selling and marketing expenses included net impact of allowances for doubtful accounts of €0.02 million in 2016, and allowances for doubtful accounts €0.02 million in 2015 and €0.4 million in 2014. The €1.4 million or 20% increase in selling and marketing expenses from 2014 to 2016 was primarily a result of the increase in sales and marketing activity. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm and Focal One HIFU technology’s status as a standard of care for prostate pathologies in Europe, and to sustain the Company’s worldwide market position in lithotripsy, including in the United States where the Company’s full range of lithotripsy products and Ablatherm HIFU device are now approved. Beginning in 2017, management expects selling and marketing expenses to continue to increase significantly in view of the Company’s expansion in the U.S.

In 2016, 2015 and 2014, our UDS sales activity benefited from continued product innovation and the success of our Sonolith i-sys device launched in 2007 and our Sonolith i-move device launched in 2010, together with a sustained commercial effort in distributing additional urology devices which allowed us to capture market share in both the European, Asian and U.S. markets. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect total market volumes for our UDS Division to remain stable in the foreseeable future.

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

Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended December 31, 2015

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 26 to our consolidated financial statements.

(in millions of euros)	2016	2015

Total revenues	35.6	32.3
Total net sales	35.6	32.2
Of which HIFU	13.8	8.5
Of which UDS	21.8	23.8
Total cost of sales	(19.2)	(18.5)
Gross profit	16.4	13.8
Gross profit as a percentage of total net sales	46.1%	42.8%
Total operating expenses	(16.0)	(13.3)
Income (loss) from operations	0.4	0.5
Net income (loss)	3.8	(1.7)

Total revenues

Our total revenues increased 10.4% from €32.3 million in 2015 to €35.6 million in 2016, principally due to the increase in HIFU machine sales.

HIFU division. The HIFU division’s total revenues increased 63.0% to €13.8 million in 2016 as compared to €8.5 million in 2015.

The HIFU division’s net sales of medical devices increased 110.9% to €7.8 million in 2016, with six Ablatherm units and eight Focal One units sold, as compared to €3.7 million, with two Ablatherm and five Focal One units sold in 2015.

Treatment-driven revenue, which includes net sales of RPP & leases and net sales of consumables, increased 25.8% to €5.2 million in 2016.

Net sales of HIFU-related spare parts, and services increased from €0.7 million in 2015 to €0.9 million in 2016.

Other HIFU-related revenues were €28 thousand from €32 thousand in 2015 and were comprised of license-based revenues from Theraclion.

UDS division. The UDS division’s total revenues decreased 8.3 % from €23.8 million in 2015 to €21.8 million in 2016, mostly due to the decrease in machine sales.

The UDS division’s net sales of medical devices decreased 15.5% from €14.5 million in 2015 to €12.2 million in 2016 with 36 devices sold in 2016 compared to 52 units sold in 2015.

Net sales of UDS-related spare parts, supplies, RPP, leasing and services increased 2.8% from €9.3million in 2015 to €9.6 million in 2016, as a result of the larger installed base of UDS machines and despite the Japanese authorities’ decision to stop reimbursing lithotripters’ disposables.

Cost of sales.

Cost of sales increased 4.0% from €18.5 million in 2015 to €19.2 million in 2016, and represented 54.0% as a percentage of net sales in 2016, down from 57.3% as a percentage of net sales in 2015, thanks primarily to the strong growth in HIFU sales.

Operating expenses.

Operating expenses increased 20.5%, or €2.7 million, from €13.3 million in 2015 to €16.0 million in 2016. This increase in operating expenses included an adverse exchange rate impact of €0.3 million.

Marketing and sales expenses increased €1.5 million, or 19.6%, reflecting the sales and marketing efforts on expanding the HIFU business.

Research and development expenses increased 43.8% at €3.9 million in 2016 from €2.7 million in 2015, mainly driven by HIFU development projects and comprised R&D grants and tax credits of €0.7 million and €0.6 million in 2016 and 2015, respectively, including costs of the FDA approval of €0.3 million in 2015. Following the Ablatherm FDA clearance received on November 9, 2015, there is no more cost recorded on this segment activity in 2016 compared to €0.3 million recorded in 2015.

General and administrative expenses increased 2.9% to €3.3 million in 2016.

Operating profit.

As a result of the factors discussed above, we recorded a consolidated operating profit of €0.4 million in 2016, as compared to a consolidated operating profit of €0.5 million in 2015.

We realized an operating profit in the HIFU division of €1.0 million in 2016, as compared with an operating profit of €0.5 million in 2015, and an operating profit in the UDS division of €0.7 million in 2016, as compared to an operating profit of €1.6 million in 2015.

Financial (expense) income, net. Net financial income was €3.9 million in 2016, including a €3.8 million income for fair value adjustments on the outstanding warrants, compared with a net financial expense of €2.1 million in 2015, including a €2.4 million expense income due to fair value adjustments.

Foreign currency exchange gains (loss), net. In 2016, we recorded a net foreign currency exchange income of €0.1 million, mainly due to the variation of the Euro against the U.S. Dollar and the Japanese Yen, compared to an income of €0.7 million in 2015.

Income taxes. Income tax was an expense of €0.6 million in 2016 and €0.8 million in 2015.

Net income / (loss)

As a result of the above, we realized a consolidated net income of €3.8 million in 2016 compared with a consolidated net loss of €1.7 million in 2015.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2016.

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

We anticipate that cash flow in future periods will be derived mainly from ongoing operations. As of the date of this annual report we do not employ any off-balance sheet financing. Because we anticipate relying principally on cash and cash equivalent balances to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us due to operating difficulties or adverse market conditions, would reduce the availability of funds to us.

(in thousands of euros)	2016	2015	2014

Net cash generated/(used) in operating activities	1,119	1,338	(1,014)
Net cash generated/(used) in investing activities	(384)	(541)	(1,034)
Net cash generated/(used) in financing activities	7,694	1,987	6,039
Net effect of exchange rate changes	(19)	(347)	469
Net increase/(decrease) in cash and cash equivalents	8,410	2,436	4,461
Cash and cash equivalents at the beginning of the year	13,578	11,142	6,681
Cash and cash equivalents at the end of the year	21,989	13,578	11,142

Total cash and cash equivalents, and short-term investments at the end of the year	21,989	14,578	12,142

Our cash position as of December 31, 2016, 2015 and 2014, was €22.0 million (with no short-term treasury investments), €14.6 million (including €1.0 million of short-term treasury investments) and €12.1 million (including €1.0 million of short-term treasury investments), respectively. We experienced positive cash flows of €8.4 million in 2016, €2.4 million in 2015, and €4.5 million in 2014.

In 2016, our positive net cash flow was due to the April 2016 Placement and our positive cash flow from operations. In 2015, our positive net cash flow was due to a positive cash flow from operations and to warrant exercises for €1.1 million. In 2014, our positive cash flow was due to the June 2014 Placement, while cash flow from operations remained negative.

In 2016, net cash generated by operating activities was €1.1 million compared with net cash generation by operating activities of €1.3 million in 2015 and compared with net cash used in operating activities of €1.0 million in 2014.

In 2016, net cash generated in operating activities reflected principally:

-	a net income of €3.8 million;
-	elimination of €2.4 million of net gain without effects on cash, including a gain of €4.0 million due to fair value variations of financial instruments, €1.0 million of depreciation and amortization, and €0.4 million of non-cash compensation linked to stock-options plans.
-	a decrease in trade accounts receivables of €1.8 million;
-	an increase in inventories of €2.0 million;
-	a decrease in payables of €0.2 million;
-	a increase in accrued expenses and other current liabilities of €0.1 million.

In 2015, net cash generated in operating activities reflected principally:

-	a net loss of €1.7 million;
-	elimination of €3.1 million of net loss without effects on cash, including €1.0 million of depreciation and amortization and a loss of €2.0 million due to fair value variations of financial instruments;
-	a increase in trade accounts receivables of €1.8 million;
-	a decrease in other receivables of €0.2 million;
-	an increase in inventories of €0.4 million;
-	an increase in payables of €0.5 million;
-	an increase in prepaid expenses of €0.1 million; and
-	an increase in accrued expenses and other current liabilities of €1.5 million.

In 2014, net cash used in operating activities reflected principally:

-	a net loss of €0.5 million;
-	elimination of €0.4 million of net gains without effects on cash, including €0.9 million of depreciation and amortization and a gain of €1.8 million due to fair value variations of financial instruments;
-	a decrease in trade accounts receivables of €0.9 million;
-	a decrease in other receivables of €0.2 million;
-	an increase in inventories of €1.3 million;
-	an increase in payables of €26 thousand;
-	an increase in prepaid expenses of €47 thousand; and
-	an increase in accrued expenses of €34 thousand.

In 2016, net cash used in investing activities was €0.4 million compared with net cash used of €0.5 million in investing activities in 2015 and net cash used of €1.0 thousand in 2014.

Net cash used in investing activities of €0.4 million in 2016 reflected investments of €0.9 million in capitalized assets produced by the Company, mostly for commercial demonstrations, training and RPP activity and investment of €0.5 million in property, equipment and software, and net proceeds from sales of short term investments of €1,0 million.

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

In 2016, net cash generated in financing activities was €7.7 million compared with net cash generated in financing activities of €2.0 million in 2015 and net cash generated in financing activities of €6.0 million in 2014.

Net cash generated in financing activities of €7.7 million in 2016 reflected principally the €9.2 million net proceeds from the April 2016 Placement and the net proceeds of €0.1 million from the exercise of stock options and warrants, repayment of short-term and long-term borrowings and lease financing for €1.7 million.

Net cash generated in financing activities of €2.0 million in 2015 reflected principally the net proceeds of €0.2 million from the exercise of stock options and warrants, but also new long-term borrowings of €0.5 million, repayment of short-term and long-term borrowings and lease financing for €0.4 million and an increase of short-term borrowings of €0.7 million.

Net cash generated in financing activities of €6.0 million in 2014 reflected principally the €6.1 million net proceeds from the June 2014 Placement and net proceeds of €0.2 million from the exercise of stock options and warrants, but also new long term borrowings of €0.2 million, repayment of short-term and long-term borrowings and lease financing for €0.4 million.

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing from a Japanese bank and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the short-term debt consists of account receivables factored and for which the Company is supporting the collection risk. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2016, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2016 (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	1,629	1,629	-	-	-
Long-Term Debt	4,520	855	3,583	82	-
Capital Lease Obligations	535	222	233	66	15
Operating Leases	3,390	671	875	729	1,115
Interest	33	19	14	1	-

New Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-14 Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), by one year. ASU 2014-09 will supersede the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, which for the Company is January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The new standard can be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the change recognized at the date of the initial application in retained earnings. The Company reviewed the accounting pronouncement with respect to its current accounting principles and does not expect a significant impact from implementation. The company anticipates selecting the full retrospective method.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which supersedes ASC 840 “Leases” and creates a new topic, ASC 842 "Leases." This update requires lessees to recognize on their balance sheet a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is expecting that the impact of this update on its consolidated statements will mainly consist of leases for facilities situated in France, Japan and in the U.S. as described in Note 12.2.

In August 2014, the FASB issued ASC Update No. 2014-15, Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40). Update 2014-15 requires management to assess an entity’s ability to continue as a going concern every reporting period, and provide certain disclosures if management has substantial doubt about the entities ability to operate as a going concern, or an express statement if not, by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Update 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company implemented ASU 2014-15 as of January 1, 2016.

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

The research tax credit amounted to €511 thousand in 2016, €448 thousand in 2015 and €518 thousand in 2014 and was classified as a reduction of research and development expenses.

Off-Balance Sheet Arrangements

At December 31, 2016, we had no off-balance sheet arrangements other than those specified in Notes 2 and 14-1 of our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 3, 2017. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.8 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A.
Age: 47	President of EDAP TMS France SAS and EDAP Technomed, Inc.
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

François Dietsch	Chief Financial Officer of EDAP TMS S.A.
Age: 41	François Dietsch joined EDAP in 2005 as Internal Audit and Consolidation Manager, leading the implementation of internal controls for Sarbanes-Oxley Compliance, consolidation of financial statements from the Company's subsidiaries and preparation of financial statements in accordance with U.S. GAAP, including EDAP's annual report on Form 20-F. In 2012, he was promoted to Group Financial Control Manager and Finance Manager of EDAP's French subsidiary where, in addition to his previous responsibilities, he managed accounting firm relationships at the subsidiary level and was the primary liaison between the Company and its external auditors. He also managed the Finance department at EDAP France. He was appointed Chief Financial Officer of the Company on July 14, 2015. Prior to joining EDAP he held finance positions at Valeo, a leading global supplier of components and systems to the automotive industry. He holds Master's Degrees in Management and Corporate Finance from University of Paris Dauphine.

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. None of the directors has service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. All of the Board members are independent within the meaning of NASDAQ Marketplace Rule 5605(2). All four Board of Directors mandates terminate in June 2020 at the General Meeting of Shareholders approving the 2019 accounts.

Philippe Chauveau Age: 81 Mandate: 6 years Appointment: April. 8, 1997 (renewed) Expiration: 2020

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

Pierre Beysson Age: 75 Mandate: 6 years Appointment: September 27, 2002 (renewed) Expiration: 2020

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

Argil Wheelock Age: 69 Mandate: 6 years Appointment: June 25, 2009 (renewed) Expiration: 2020

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

Rob Michiels Age: 67 Mandate: 6 years Appointment: July 16, 2009 (renewed) Expiration: 2020	Rob Michiels was elected as a member of the Company's Board of Directors in July 2009. He is a 30-year U.S. veteran of the medical device industry. He most recently serves as Chief Executive Officer (CEO) of CardiAQ Valve Technologies, a venture funded start-up developing Transcatheter Mitral Valve Implantation which was acquired by Edwards Lifesciences during the second half of 2015. He previously served as Chief Operating Officer (COO) of CoreValve (acquired by Medtronic); and as President and COO of InterVentional Technologies (acquired by Boston Scientific). He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of Aegis Surgical Ltd, Atrius Ltd, FEops NV and Embolization Prevention Technologies, all privately held companies developing cutting edge cardio-vascular less-invasive Technologies. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. Fluent in English, French and Dutch languages, he holds a bachelor's degree in economics from Antwerp University in Belgium and a Master’s in business administration (MBA) from Indiana University.

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2016 was approximately €756 thousand including performance bonuses of € 118 thousand and benefits in kind of €94 thousand (benefits in kind comprise car allowances for senior management and housing and school allowances for senior management located outside France). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2016. For information regarding compensation paid in the form of stock options, see “Directors, Senior Management and Employees - Share Ownership” and “Directors, Senior Management and Employees - Options to Purchase or Subscribe for Securities.”

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

Audit Committee

The Board of Directors’ Audit Committee comprises all four independent members of the Board: Mr. Pierre Beysson, acting as Head of the Audit Committee and financial expert, Mr. Philippe Chauveau, Dr. Argil Wheelock and Mr. Rob Michiels. The purpose of the Audit Committee, in accordance with its annually approved charter, is to:

-	Provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: the integrity of our financial statements, our compliance with legal and regulatory requirements, our accounting practices and financial reporting processes, the effectiveness of our disclosure controls and procedures and internal control over financial reporting, the independent auditor’s qualifications and independence, and the performance of our internal audit function and independent auditors.

-	Prepare the Audit Committee report.

-	The Audit Committee may request any officer or employee of the Company or our outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

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

Employees

As of December 31, 2016, we employed 197 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	23	34	23	18	2	8	13	121
Italy	4	0	0	0	0	0	2	6
Germany	4	0	3	0	0	0	2	9
Japan	17	0	14	0	2	0	4	37
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
USA	7	0	3	0	0	1	4	15
Total	58	34	46	18	4	9	28	197

As of December 31, 2015, we employed 165 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	19	28	22	14	3	6	11	103
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	18	0	11	0	1	0	3	33
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	3	0	1	0	0	1	3	8
Total	50	28	38	14	4	7	24	165

As of December 31, 2014, we employed 161 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufacturing	Service	Research & Dvpt	Regulatory	Clinical Affairs	Administrative	Total
France	14	35	19	12	4	6	13	103
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	14	0	13	0	1	0	3	31
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	1	0	1	0	0	1	3	6
Total	39	35	37	12	5	7	26	161

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 3, 2017, the total number of shares issued was 29,368,394 with 370,528 shares held as treasury shares, thus bringing the total number of shares outstanding to 28,997,866.

As of April 3, 2017, the Board of Directors and the Senior Executive Officers of the Company held a total of 60,623 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 3, 2017, Senior Executive Officers held a total of 20,001 Shares and an aggregate of 555,338 options to purchase or to subscribe a total of 555,338 ordinary shares, with a weighted average exercise price of €2.82 per share. Of these options, 105,338 expire on October 29, 2017, 30,000 expire on June 25, 2020, 200,000 expire on January 18, 2023 and 220,000 expire on April 26, 2026.

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

As of April 3, 2017, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group.

On December 31, 2016, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Options

October 29, 2017	377,838
June 25, 2020	127,100
January 18, 2023	362,500
April 26, 2026	560,000

As of December 31, 2016, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2016		2015		2014
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	917,188	2.79	1,095,850	2.76	1,310,850	2.70
Granted	575,000	3.22	-	-	-	-
Exercised	-	-	(72,412)	2.13	(750)	3.99
Forfeited	(64,750)	3.30	(106,250)	2.88	(90,250)	2.07
Expired	-	-	-	-	(124,000)	2.60
Outstanding on December 31,	1,427,438	2.94	917,188	2.79	1,095,850	2.76
Exercisable on December 31,	774,938	2.87	724,688	3.03	784,600	3.09
Share purchase options available for grant on December 31	243,428		232,428		232,428

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new Shares, at December 31, 2016:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)
3.99	327,838	0.8	3.99	-	327,838	3.99	-
2.38	127,100	3.5	2.38	93,004	127,100	2.38	93,004
3.22	560,000	9.3	3.22	-	-	-	-
1.91	362,500	6.0	1.91	435,629	270,000	1.91	324,469
1.88	50,000	3.5	1.88	61,587	50,000	1.88	61,587
1.88 to 3.99	1,427,438	4.5	2.94	590,220	774,938	2.87	479,060

(1)	Fully vested options are all exercisable options
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $3.28 at December 31, 2016, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

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

	# of shares held on Dec. 31, 2016	% of share capital on Dec. 31, 2016	# of shares held on Dec. 31, 2015	% of share capital on Dec. 31, 2015	# of shares held on Dec. 31, 2014	% of share capital on Dec. 31, 2014

Bruce & Co. Inc	1,045,494	3.64	1,045,494	4.05	1,565,494	6.20

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of April 3, 2017, 29,368,394 shares were issued, including 28,997,866 outstanding and 370,528 treasury shares. At March 17, 2017, there were 29,342,294 ADSs, each representing one Share, all of which were held of record by 19 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You under this contract were €62 thousand, €78 thousand and €68 thousand, for 2016, 2015 and 2014 respectively. As of December 31, 2016, payables to Dae You amounted to €9 thousand. As of December 31, 2015, payables to Dae You amounted to €53 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to€483 thousand, €408 thousand and €308 thousand, in 2016, 2015 and 2014, respectively. As of December 31, 2016, receivables (‘Net trade accounts and notes receivable’) amounted to €325 thousand As of December 31, 2015, receivables (‘Net trade accounts and notes receivable’) amounted to €380 thousand.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2016, total consolidated export net sales, which we define as sales made outside of mainland France, were €25.9 million, which represented 73% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones. The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2015 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, in 2016 we did not invoice any medical equipment to the hospitals.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

On December 31, 2014, we accrued €206 thousand as legal costs to be incurred by the Company in relation to this litigation.

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

Significant Changes as of April 3, 2017

Since January 1, 2017, we issued a total of 270,250 new ordinary shares in the form of ADSs following the exercise of subscription options and March 2012 Warrants.

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

Trading Market

The following tables set forth, for the years 2011 through 2016, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2016	4.80	2.43
2015	6.57	2.26
2014	6.05	1.15
2013	4.94	1.98
2012	2.85	1.43

The following tables set forth, for the years 2015 and 2016, and through March 17, 2017, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
	$
2017:
Through March 17, 2017	3.62	2.25
2016:
First Quarter	4.74	2.89
Second Quarter	4.80	3.00
Third Quarter	3.42	2.43
Fourth Quarter	3.60	2.59
2015:
First Quarter	4.09	2.26
Second Quarter	3.69	2.59
Third Quarter	6.00	2.76
Fourth Quarter	6.57	3.05

The following table sets forth, for the most recent six months (from September 2016 through March 17, 2017), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
2017:	$
January	3.62	3.10
February	3.30	2.25
March (through March 17, 2017)	3.16	2.50
2016:
September	3.04	2.73
October	2.93	2.60
November	3.60	2.59
December	3.40	2.97

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

Our by-laws were last updated in January 2017 to reflect the increases in share capital related to the issuance of additional shares following the exercise of warrants and options in the course of 2016.

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

The Chief Executive Officer

We are managed by the Chairman of the Board of Directors or by an individual elected by the Board of Directors bearing the title of Chief Executive Officer. The choice between these two methods of management belongs to the Board of Directors and must be made pursuant to our by-laws. On March 31, 2007, the Board of Directors appointed Mr. Marc Oczachowski as Chief Executive Officer.

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

On April 14, 2016, pursuant to a securities purchase agreement dated April 7, 2016, we issued Investor Warrants which will expire on October 14, 2018 (the “April 2016 Warrants”). The April 2016 Warrants are exercisable, from October 14, 2016, at the option of the holder, upon the surrender of the Investor Warrants to us and the payment in cash of the exercise price of $4.50 per ordinary share in the form of ADSs. With respect to the April 2016 Warrants, the exercise price is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares. The holders of the April 2016 Warrants are entitled to 20 days’ notice before the record date for certain distributions to holders of our ordinary shares. If certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of our assets, tender offer or exchange offer with respect to our ordinary shares or reclassification of our ordinary shares, the holders of the April 2016 Warrants will be entitled to receive thereafter in lieu of our ordinary shares, the consideration (if different from ordinary shares) that the holders of the April 2016 Warrants would have been entitled to receive upon the occurrence of the fundamental transaction as if the April 2016 Warrants had been exercised immediately before the fundamental transaction. If any holder of ordinary shares is given a choice of consideration to be received in the fundamental transaction, then the holders of the April 2016 Warrants shall be given the same choice upon the exercise of the April 2016 Warrants following the fundamental transaction. A copy of the form of Investor Warrant was furnished to the SEC on our report on Form 6-K dated April 14, 2016. The foregoing description is qualified in its entirety by reference to the full text of the Form 6-K.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2016, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2016, approximately 78% of our total costs of sales and operating expenses were denominated in euro. During the same period, approximately 58% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2016 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes and minority interests of approximately €9,000 for the year ended December 31, 2016, compared to a increase of approximately €67,000 for the year ended December 31, 2015. A uniform 10% decrease in the value of the euro as of December 31, 2016 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €10,000 for the year ended December 31, 2016 as compared to a decrease of approximately €74,000 for the year ended December 31, 2015. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2016 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.1 million, €0.2 million and €0.2 million of our outstanding indebtedness at December 31, 2016, 2015 and 2014, respectively, were denominated in Japanese yen. Approximately €3.9 million, €4.4 million and €2.1 million of our outstanding indebtedness at December 31, 2016, 2015 and 2014, respectively, were denominated in U.S. dollars. In addition, we had approximately €2.8 million, €2.1 million and €0.746 million of cash denominated in U.S. dollars at December 31, 2016, 2015 and 2014, respectively, and €1.5million, €0.9 million and €1.8 million of cash denominated in Japanese yen at December 31, 2016, 2015 and 2014, respectively.

Equity Price Risk

In connection with the funds we raised in 2012, 2013 and 2016, we have issued a certain number of Investor and Placement Agent Warrants (see Item 5. “Operating and Financial Review and Prospects—Warrants”). We recorded such Warrants as a liability at fair value and we adjust the carrying value of the Warrants to their estimated fair value at each reporting date. The fair value increases (decreases) are recorded as a financial income (loss) in our consolidated Statement of Income. We use a Black-Scholes option pricing model to adjust the fair value of the Warrants. A 10% increase in our stock price from its December 31, 2016 closing price of $3.28 per ADR would result in an increase of €1.1 million in the fair value of the Warrants with a corresponding financial loss in our Statement of Income. See Note 23 of our consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

American Depositary Shares

Fees Payable to ADS Holders

The Bank of New York Mellon, as the Company’s Depositary, currently collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. With respect to the outstanding 2012, 2013 and 2016 warrants, fees for delivery of ADSs directly linked to a warrant exercise or the payment of quarterly interest shares are supported by the Company.

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

Fees Payable to the Company by the Depositary

From January 1, 2016 to March 17, 2017, the following amounts were paid by the Depositary to the Company: $90,000.00 and $2,932.84 respectively for the administration of the ADR program and for expenses linked to the assistance in printing, mailing and distributing materials and proxies for shareholders’ meetings.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2016. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO) in Internal Control-Integrated Framework. Based on the Management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016. This annual report includes an attestation report of the company’s registered public accounting firm on the Company’s internal control over financial reporting due to the Company’s market capitalization being above $75 million at June 30, 2016.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting as of December 31, 2016, which is included herein. See report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, included within the financial statements on page F-2.

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

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors, and an update of the code of ethics was approved by the Board of Directors on January 25, 2017. Our code of ethics is filed herewith as Exhibit 11.1 and we have made it available on our website at http://www.edap-tms.com. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on November 20, 2012. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. Our external auditors PricewaterhouseCoopers Audit (“PwC”) billed the following services related for our 2015 and 2016 financial years.

Nature of the Fees	2016 (in €)	2015 (in €)
Audit fees	332,000	297,000
Audit-related fees	8,000	-
Tax fees	-	-
All other fees	-	-
Total	340,000	297,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2016, the Company recorded a purchase of 20,000 EDAP ADRs of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of January 25, 2017.
4.1	French version of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France(1)
4.2	English language summary of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France(1)
4.3	Form of Amended and Restated Depositary Agreement between EDAP TMS SA and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843). (1)

4.5	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated May 28, 2013). (1)
4.6	Form of Securities Purchase Agreement dated March 23, 2013 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated May 28, 2013). (1)
4.7	Form of Securities Purchase Agreement dated May 28, 2014 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated June 2, 2014). (1)
4.8	Form of Securities Purchase Agreement dated April 7, 2016 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 1.1 to Form 6-K dated April 14, 2016).(1)
4.9	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated April 14, 2016). (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of April 3, 2017.
11.1	Code of Ethics as amended as of January 25, 2017.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers Audit.
101	Interactive Data File

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 3, 2017	/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 3, 2017	/s/ François Dietsch
François Dietsch
Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for EDAP TMS S.A. and Subsidiaries for the Years Ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EDAP TMS S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), comprehensive income (loss), of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of EDAP TMS S.A. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” included in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lyon, France, April 3, 2017

PricewaterhouseCoopers Audit

Represented by

/s/ Elisabeth L’hermite

Elisabeth L’hermite

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2015

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2016	2015
Current assets
Cash and cash equivalents	2	21,989	13,578
Current portion of net trade accounts and notes receivable	3	9,143	10,744
Other receivables	4	884	1,018
Inventories	5	8,030	6,151
Deferred tax assets	20-3	12	47
Other assets, current portion	6	457	500
Short-term investment	2	-	1,000
Total current assets		40,514	33,039
Non-current assets
Property and equipment, net	7	2,770	2,123
Intangible assets, net	8	149	39
Goodwill	8	2,412	2,412
Deposits and other non-current assets		448	376
Net Trade accounts and notes receivable, non-current	3	299	593
Total assets		46,591	38,581
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	5,960	6,098
Deferred revenues, current portion	10	1,878	1,597
Social security and other payroll withholdings taxes		1,214	1,211
Employee absences compensation		573	539
Income taxes payable		363	624
Other accrued liabilities	11	2,316	2,768
Short-term borrowings	13	1,629	2,814
Current portion of capital lease obligations	12	222	238
Current portion of financial instruments carried at fair value	14-2	640	172
Current portion of long-term debt	14-1	215	209
Total current liabilities		15,010	16,271
Non-current liabilities
Deferred revenues, non-current	10	333	504
Capital lease obligations, non-current	12	313	294
Financial instruments carried at fair value, non-current	14-2	3,281	4,205
Long-term debt, non-current	14-1	384	592
Other long-term liabilities	15	2,818	2,285
Total liabilities		22,140	24,151
Shareholders’ equity
Common stock, €0.13 par value; 29,098,144 shares issued and 28,727,616 shares outstanding;25,753,989 shares issued and 25,383,461 shares outstanding; at December 31, 2016 and 2015, respectively		3,783	3,348
Additional paid-in capital		64,685	58,560
Retained earnings		(38,927)	(42,769)
Cumulative other comprehensive loss		(3,948)	(3,567)
Treasury stock, at cost; 370,528 at December 31, 2016 and at December 31, 2015	16	(1,142)	(1,142)
Total shareholders’ equity	16	24,451	14,430
Total liabilities and shareholders’ equity		46,591	38,581

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the years ended December 31, 2016, 2015 and 2014

(in thousands of euros except per share data and where otherwise noted)

	Notes	2016	2015	2014
Sales of goods		24,045	21,906	16,895
Sales of RPPs & leases		4,906	4,408	3,957
Sales of spare parts and services		6,628	5,904	5,400
Total sales		35,579	32,218	26,252
Other revenues	17	32	35	533
Total revenues		35,611	32,253	26,785

Cost of goods		(12,288)	(12,256)	(9,825)
Cost of RPPs & leases		(2,527)	(2,556)	(2,155)
Cost of spare parts and services		(4,385)	(3,656)	(3,604)
Total cost of sales		(19,200)	(18,468)	(15,584)

Gross profit		16,411	13,785	11,201

Research and development expenses	18	(3,868)	(2,690)	(2,932)
Selling and marketing expenses		(8,856)	(7,406)	(6,678)
General and administrative expenses		(3,296)	(3,202)	(3,328)

Income (loss) from operations		392	488	(1,736)
Financial (expense) income, net	19	3,949	(2,094)	1,771
Foreign currency exchange gain (loss), net		103	699	(431)

Income (loss) before taxes		4,444	(907)	(396)
Income tax (expense) benefit	20	(602)	(759)	(116)
Net income (loss)		3,842	(1,667)	(512)
Basic income (loss) per share	21	0.14	(0.07)	(0.02)
Diluted income (loss) per share	21	0.13	(0.07)	(0.02)
Basic Weighted average shares outstanding	21	27,823,313	25,021,966	23,600,428
Diluted Weighted average shares outstanding	21	29,365,583	25,021,966	23,600,428

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2016, 2015 and 2014

(in thousands of euros unless otherwise noted)

	2016	2015	2014
Net income (loss)	3,842	(1,667)	(512)
Other comprehensive income (loss):
Foreign currency translation adjustments	(144)	(374)	151
Provision for retirement indemnities	(238)	18	(141)
Comprehensive income (loss), net of tax	3,460	(2,023)	(502)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2016, 2015 and 2014

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2013	21,789,670	2,882	51,385	(40,590)	(3,221)	(1,172)	9,284
Net loss	-	-	-	(512)	-	-	(512)
Translation adjustment	-	-	-	-	151	-	151
Warrants and stock options granted or exercised	-	-	140	-	-	-	140
Capital increase	3,075,750	400	5,819	-	-	-	6,219
Provision for retirement indemnities	-	-	-	-	(141)	-	(141)
Balance as of December 31, 2014	24,865,420	3,282	57,344	(41,102)	(3,211)	(1,172)	15,141
Net loss	-	-	-	(1,667)	-	-	(1,667)
Translation adjustment	-	-	-	-	(374)	-	(374)
Warrants and stock options granted or exercised	-	-	62	-	-	30	92
Capital increase	518,041	66	1,153	-	-	-	1,219
Provision for retirement indemnities	-	-	-	-	18	-	18
Balance as of December 31, 2015	25,383,461	3,348	58,560	(42,769)	(3,567)	(1,142)	14,430
Net income	-	-	-	3,842	-	-	3,842
Translation adjustment	-	-	-	-	(144)	-	(144)
Warrants and stock options granted or exercised	-	-	360		-		360
Capital increase	3,344,155	435	5,765	-	-	-	6,200
Provision for retirement indemnities	-	-	-	-	(238)	-	(238)
Balance as of December 31, 2016	28,727,616	3,783	64,685	(38,927)	(3,948)	(1,142)	24,451

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2015 and 2014

(in thousands of euros unless otherwise noted)

	2016	2015	2014
Cash flows from operating activities
Net income (loss)	3,842	(1,667)	(512)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,025	1,002	900
Change in warrants fair value	(3,985)	2,047	(1,805)
Other Non-cash compensation	360	66	140
Change in allowances for doubtful accounts & slow-moving inventories	(75)	(218)	154
Change in long-term provisions	116	73	147
Net capital loss on disposals of assets	58	68	56
Deferred tax expense (benefit)	65	23	(18)
Operating cash flow	1,408	1,394	(939)
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	1,752	(1,752)	1,066
Decrease (Increase) in inventories	(1,985)	(381)	(1,258)
Decrease (Increase) in other assets	46	183	(47)
(Decrease) Increase in trade accounts and notes payable	(153)	518	26
(Decrease) Increase in accrued expenses, other current liabilities	53	1,376	138
Net increase (decrease) in operating assets and liabilities	(287)	(56)	(75)
Net cash generated by (used in) operating activities	1,119	1,338	(1,014)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(854)	(470)	(867)
Net proceeds from sale of leased back assets	-	95	-
Acquisitions of property and equipment	(321)	(160)	(140)
Acquisitions of intangible assets	(151)	(20)	(14)
Proceeds from sale of short term investments	1,000	-	-
Net proceeds from sale of assets		26	-
Increase in deposits and guarantees	(59)	(12)	(12)
Net cash generated by (used in) investing activities	(384)	(541)	(1,034)
Cash flow from financing activities:
Proceeds from capital increase	6,200	1,219	6,219
Proceeds from long term borrowings, net of financing costs	3,168	450	242
Repayment of long term borrowings	(216)	(129)	(114)
Repayment of obligations under capital leases	(277)	(241)	(226)
Increase (decrease) in bank overdrafts and short-term borrowings	(1,182)	688	(82)
Net cash generated by (used in) financing activities	7,694	1,987	6,039
Net effect of exchange rate changes on cash and cash equivalents	(19)	(347)	469
Net increase (decrease) in cash and cash equivalents	8,410	2,436	4,461
Cash and cash equivalents at beginning of year	13,578	11,142	6,681
Cash and cash equivalents at end of year	21,989	13,578	11,142

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

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) requires management to make estimates and assumptions, such as business plans, stock price volatility, duration of standard warranty per market and price of maintenance contract used to determine the amount of revenue to be differed. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

1-8 Inventories

Inventories are valued at the lower of manufacturing cost, which is principally comprised of components and labor costs, or market. Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market value.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-13 Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 2 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €319 thousand, €354 thousand and €429 thousand for the years ended December 31, 2016, 2015 and 2014, respectively.

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

The research tax credit amounted to €511 thousand, €448 thousand and €518 thousand for the years ended December 31 2016, 2015 and 2014, respectively.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred. Advertising costs amounted to €744 thousand, €461 thousand and €413 thousand for the years ended December 31, 2016, 2015 and 2014, respectively.

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

1-20 Employee stock option plans

At December 31, 2016, the Company had four stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares at a fixed price to be set by the Board of Directors.

Conforming to this stock option plan, on October 29, 2007, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €3.99 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of October 29, 2011 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on October 29, 2017 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2007 the total fair value of the options granted under this plan was €1,731 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months, between October 2007 and October 2011. There was no impact on 2014, 2015 and 2016 operating income. Under this plan, 327,838 options are still in force on December 31, 2016.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 25, 2010 the total fair value of the options granted under this plan was €143 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €8 thousand on 2014 and there was no impact on 2015 and 2016 operating income. Under this plan, 50,000 options are still in force on December 31, 2016.

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 24, 2010 the total fair value of the options granted under this plan was €328 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €4 thousand on 2014 and there was no impact on 2015 and 2016 operating income. Under this plan, 127,100 options are still in force on December 31, 2016.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of January 18, 2017 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2013 the total fair value of the options granted under this plan was €660 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €128 thousand, €66 thousand and €29 thousand in 2014, 2015 and 2016, respectively. Under this plan, 362,500 options are still in force on December 31, 2016.

On February 18, 2016, the shareholders authorized the Board of Directors to grant up to 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 575,000 options to subscribe Shares to certain employees of EDAP TMS on April 26, 2016. The exercise price was fixed at €3.22 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of April 26, 2020 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on April 26, 2026 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2016 the total fair value of the options granted under this plan was €331 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months. The impact on operating income, in accordance with ASC 718, was €331 thousand on 2016. Under this plan, 560,000 options are still in force on December 31, 2016.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2016	2015(1)	2014(1)
Weighted-average expected life (years)	6.25	—	—
Expected volatility rates(2)	60,60%	—	—
Expected dividend yield	0%	—	—
Risk-free interest rate	0,01%	—	—
Weighted-average exercise price (€)	3.22	—	—
Weighted-average fair value of options granted during the year (€)	1.67	—	—

(1) The Company did not make any grants during the years ended December 31, 2015 and 2014.

(2) Historical volatility calculated over 10 years.

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

The Company used the Black-Scholes pricing model to value the March 2012 Warrants at inception, with subsequent changes in fair value recorded as a financial expense or income.

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

The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with subsequent changes in fair value recorded as a financial expense or income.

On April 14, 2016, pursuant to a securities purchase agreement dated April 7, 2016, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “April 2016 Placement”) with warrants attached (the “April 2016 Investor Warrants”). As the April 2016 Warrants comprised the same structure and provisions than the March 2012 and May 2013 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the April 2016 Warrants should be accounted for as a liability.

The Company used the Black-Scholes pricing model to value the April 2016 Warrants at inception, with subsequent changes in fair value recorded as a financial expense or income.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-22 Leases and Sales and leaseback transactions

In accordance with ASC 840, Accounting for Leases, the Company classifies all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property’s estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

For sales type leases, the following two additional criteria are applied:

-	Collectability of the minimum lease payment is reasonably predictable;
-	No important uncertainties surround the amount of un-reimbursable costs yet to be incurred by the lessor under the lease.

The Company enters into sale and leaseback transactions from time to time. In accordance with ASC 840, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

1-23 New accounting pronouncements

In July 2015, the FASB issued ASU 2015-14 Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), by one year. ASU 2014-09 will supersede the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, which for the Company is January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The new standard can be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the change recognized at the date of the initial application in retained earnings. The Company reviewed the accounting pronouncement with respect to its current accounting principles and does not expect a significant impact from implementation. The company anticipates selecting the full retrospective method.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which supersedes ASC 840 “Leases” and creates a new topic, ASC 842 "Leases." This update requires lessees to recognize on their balance sheet a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is expecting that the impact of this update on its consolidated statements will mainly consist of leases for facilities situated in France, Japan and in the U.S. as described in Note 12.2.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

In August 2014, the FASB issued ASC Update No. 2014-15, Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40). Update 2014-15 requires management to assess an entity’s ability to continue as a going concern every reporting period, and provide certain disclosures if management has substantial doubt about the entities ability to operate as a going concern, or an express statement if not, by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Update 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company implemented ASU 2014-15 as of January 1, 2016.

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents and short-term investments are comprised of the following:

	December 31,
	2016	2015
Total cash and cash equivalents	21,989	13,578
Short term investments	-	1,000
Total cash and cash equivalents, and short term investments	21,989	14,578

Short-term investments are comprised of money market funds. The aggregate fair value of the short-term investments is consistent with their book value. In 2015, short-term investments comprise €1.0 million pledged in favour of the bank as collateral to a €1.0 million short-term loan. See Note 13.

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2016	2015
Trade accounts receivable	10,286	11,869
Notes receivable	116	560
Less: allowance for doubtful accounts	(960)	(1,091)
Total	9,442	11,338
Less current portion	(9,143)	(10,744)
Total long-term portion	299	593

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to an income of €18 thousand and a cost of €17 thousand and €450 thousand, respectively for the years ended December 31, 2016, 2015 and 2014.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Long term portion consists of sales type leases of medical devices and receivables for license revenue paid over four years. Future minimum payments to be received over the five coming years are as follows:

	December 31,
	Sales type leases	License Revenue

2018	65	152
2019	48	-
2020	24	-
2021	10	-
2022	-	-
Total minimum payments	147	152

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2016	2015
Research and development tax credit receivable from the French State	476	419
Research and development subsidies receivable from the French State	-	112
Value-added taxes receivable	209	329
Other receivables from Government and public authorities	138	121
Others	60	37
Total	884	1,018

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2016	2015
Components, spare parts	4,683	4,085
Work-in-progress	809	676
Finished goods	3,342	2,118
Total gross inventories	8,834	6,879
Less: provision for slow-moving inventory	(804)	(728)
Total	8,030	6,151

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory, the changes in which are classified within cost of sales, amounted to a cost of €55 thousand for the year ended December 31, 2016, an income of €8 thousand for the year ended December 31, 2015, and a cost of €34 thousand for the year ended December 31, 2014, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2016	2015
Prepaid expenses, current portion	457	500
Total	457	500

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2016	2015
Equipment	7,002	7,203
Furniture, fixture, and fittings and other	3,500	2,974
Total gross value	10,502	10,177
Less: accumulated depreciation and amortization	(7,732)	(8,055)
Total	2,770	2,123

Depreciation and amortization expense related to property and equipment amounted to €843 thousand, €683 thousand and €726 thousand for the years ended December 31, 2016, 2015 and 2014, respectively.

Capitalized costs on equipment held under capital leases of €2,220 thousand and €2,466 thousand are included in property and equipment at December 31, 2016 and 2015, respectively. Accumulated amortization of these assets leased to third parties was €2,129 thousand and €2,338 thousand, at December 31, 2016 and 2015, respectively.

Capitalized costs on vehicles and office and IT equipments held under capital leases of €743 thousand and €627 thousand are included in property and equipment at December 31, 2016 and 2015, respectively. Accumulated amortization of these assets leased to third parties was €462 thousand and €353 thousand, at December 31, 2016 and 2015, respectively.

Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €164 thousand, €207 thousand and €310 thousand, for the years ended December 31, 2016, 2015 and 2014, respectively.

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-11, the Company adopted ASC 350, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. ASC 350 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2016.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The Company completed the required annual impairment test in the fourth quarter of 2016. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 15% for HIFU, 10% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

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

Intangible assets consist of the following:

	December 31,
	2016	2015
Licenses	613	462
Trade name and trademark	621	596
Patents	412	412
Organization costs	363	363
Total gross value	2,009	1,833
Less: accumulated amortization	(1,860)	(1,794)
Total	149	39

Amortization expenses related to intangible assets amounted to €42 thousand, €6 thousand and €26 thousand, for the years ended December 31, 2016, 2015 and 2014, respectively.

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31,

2017	71
2018	38
2019	24
2020	3
2021	-
Total	136

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2016	2015
Trade accounts payable	5,562	5,641
Notes payable	398	457
Total	5,960	6,098

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2016	2015
Deferred revenues on maintenance contracts	1,487	1,294
Deferred revenue on RPP	350	126
Deferred revenue on sale of devices	173	287
Deferred research and development grants	201	394
Total	2,211	2,101
Less long term portion	(333)	(504)
Current portion	1,878	1,597

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2016	2015
Retirement indemnities	2,004	1,600
Provision for warranty costs	548	576
Accruals for payroll and associated taxes	1,311	973
Conditional government subsidies	267	357
Value added tax payable	182	169
Advances received from customers	115	771
Provision for Asset Retirement Obligation (Japan)	80	-
Others	307	297
Total	4,815	4,742
Less non-current portion	(2,499)	(1,973)
Current portion	2,316	2,768

Conditional government subsidies are granted by French government to finance R&D project developments and are subject to reimbursement conditional to development milestones.

Changes in the provision for warranty costs are as follows:

	December 31,
	2016	2015
Beginning of year	576	712
Amount used during the year	(347)	(490)
New warranty expenses	319	354
End of year	548	576
Less current portion	(346)	(434)
Long term portion	201	141

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2016, this equipment consists of medical devices for an amount of €130 thousand and vehicles and other IT equipment for an amount of €405 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2016 are as follows:

December 31,

2017	231
2018	148
2019	90
2020	47
2021	19
Total minimum lease payments	549
Less: amount representing interest	(14)
Present value of minimum lease payments	535
Less: current portion	(222)
Long-term portion	313

Interest paid under capital lease obligations was €18 thousand, €24 thousand and €27 thousand, for the years ended December 31, 2016, 2015 and 2014, respectively.

12-2 Operating leases

As of December 31, 2016, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France, several leases for facilities in Japan and one lease for the facilities in United States. The French lease contract signed on July 1, 2015 has a lease term of ten years expiring on June 30, 2025, including nine firm years.

Future minimum lease payments for these operating leases consist of the following amounts:

	France	Japan	USA

2017	321	303	47
2018	321	116	48
2019	321	21	48
2020	321	21	50
2021	321	16	-
2022	321		-
2023	321	-	-
2024	321	-	-
2025	152	-	-
Total	2,720	477	193

Total rent expenses under operating leases amounted to €841 thousand, €772 thousand and €742 thousand, for the years ended December 31, 2016, 2015 and 2014, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

13—SHORT-TERM BORROWINGS

As of December 31, 2016, short-term borrowings consist mainly of €1,629 thousand of account receivables factored and for which the Company is supporting the collection risk. As of December 31, 2015, short-term borrowings consist mainly of €1,814 thousand of account receivables factored and for which the Company is supporting the collection risk and a loan in euro amounting to €1,000 thousand with the following conditions:

	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	November 19, 2016	Euribor + 0.7%

The loan in euro was repaid before maturity on May 04, 2016

14—LONG TERM DEBT AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

14-1 Long-term debt:

	December 31,
	2016	2015
Japanese yen term loan	119	183
Germany term loan	353	443
Italy term loan	128	175
Malaysia term loan	-	1
Total long term debt	600	802
Less current portion	(215)	(209)
Total long-term portion	384	592

As of December 31, 2016 and 2015, long-term debt in Japan consists of two loans in Yen with the following conditions:

	Initial Amount	Maturation	Fixed Interest rate
EDAP Technomed Co. Ltd	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	2.10%

As of December 31, 2016 and 2015, long-term debt in Germany consists of a loan in euro for an initial amount of €450 thousand with a fixed interest rate of 2.49% due to mature on November 30, 2020. This loan is pledged by an HIFU equipment with a purchase value of €450 thousand and receivables amounting to €391 thousand.

As of December 31, 2016 and 2015, long-term debt in Italy consists of a loan in euro for an initial amount of €242 thousand with an interest rate of Euribor 1 month + 4.5% due to mature on June 6, 2019.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

14-2 Financial instruments carried at fair value:

	December 31,
	2016	2015
Investor Warrants	3,921	4,205
Placement Agent Warrants	-	172

Total	3,921	4,377
Less current portion	(640)	(172)
Total long-term portion	3,281	4,205

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued 2,812,500 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”), at a price of $2.00 per share, with warrants attached (the “March 2012 Investor Warrants”). The March 2012 Investor Warrants allow investors to purchase up to 1,406,250 shares in the form of ADSs at an exercise price of $2.75. The March 2012 Investor Warrants are exercisable immediately and expire on March 28, 2017. The Company also issued warrants to purchase up to 168,750 shares in the form of ADSs to the placement agent, Rodman & Renshaw LLC, with an exercise price of $2.50 (the “March 2012 Placement Agent Warrants” and together with the Investor Warrants, the “March 2012 Warrants”). The March 2012 Placement Agent Warrants are exercisable from September 24, 2012 and expired on October 21, 2016. Total gross proceeds for the March 2012 Placement amounted to $5.625 million (€ 4.214 million), out of which $2.429 million (€1.821 million) allocated to the Investor and Placement Agent Warrants based on their fair value and accounted for as liability, and the remaining $3.196 million (€2.393 million) allocated to the share capital increase.

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

On April 14, 2016, pursuant to a securities purchase agreement dated April 7, 2016, the Company issued 3,283,284 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “April 2016 Placement”), at a price of $3.50 per share, with warrants attached (the “April 2016 Investor Warrants”). The April 2016 Investor Warrants allow investors to purchase up to 3,283,284 shares in the form of ADSs at an exercise price of $4.50. The April 2016 Investor Warrants are exercisable from October 14, 2016 and expire on October 14, 2018. As the April 2016 Warrants comprised the same structure and provisions than the March 2012 and May 2013 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the April 2016 Warrants should be accounted for as a liability. Total gross proceeds for the placement amounted to $11.5 million (€ 10.2 million), out of which $3.578 million (€3.168 million) allocated to the Investor Warrants based on their fair value and accounted for as liability, and the remaining $7.913 million (€7.006 million) allocated to the share capital increase (see Note 16-1). The form of the securities purchase agreement and the form of Investor Warrant were furnished to the SEC on our report on Form 6-K dated April 14, 2016.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The Company used the Black-Scholes pricing model to value the April 2016 Warrants at inception, with changes in fair value recorded as a financial expense or income.

Fair Value of the March 2012 Investor Warrants:

The valuation model of the Investor Warrants uses the following main assumptions and parameters based on a Black-Scholes model. Note that Warrant’s maturity is assumed to be their legal duration as per Warrant contract.

	At inception date	December 31, 2015	December 31, 2016
Share price at closing date	$1.95	$4.13	$3.28
Strike price of warrants	$2.75	$2.75	$2.75
Risk free interest rate at 5 years	1.05%	0%	0%
Share price volatility	120%	70%	60.2%
Dividend rates	0%	0%	0%
Unit fair value	$1.55	$1.86	$0.69
Total fair value (in thousands)	$2,173	$1,840	$675
Total equivalent amount (in thousand €)	€1,629	€1,691	€640

Fair Value of the March 2012 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses the following main assumptions and parameters based on a Black-Scholes model. Note that Warrant’s maturity is assumed to be their legal duration as per Warrant contract.

	At inception date	December 31, 2015	December 31, 2016
Share price at closing date	$1.95	$4.13	-
Strike price of warrants	$2.50	$2.50	-
Risk free interest rate at 4.5 years	0.92%	0%	-
Share price volatility	120%	70%	-
Dividend rates	0%	0%	-
Unit fair value	$1.52	$1.87	-
Total fair value (in thousands)	$256	$107	-
Total equivalent amount (in thousand €)	€192	€99	-

As of December 31, 2016, all of the March 2012 placement agent warrants were exercised.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Fair Value of the May 2013 Investor Warrants:

The valuation model of the Investor Warrants uses the following main assumptions and parameters based on a Black-Scholes model. Note that Warrant’s maturity is assumed to be their legal duration as per Warrant contract.

	At inception date	December 31, 2015	December 31, 2016
Share price at closing date	$3.96	$4.13	$3.28
Strike price of warrants	$4.25	$4.25	$4.25
Risk free interest rate at 5.5 years	1.07%	0%	0%
Share price volatility	71%	70%	60.2%
Dividend rates	0%	0%	0%
Unit fair value	$2.35	$1.82	$0.79
Total fair value (in thousand)	$3,525	$2,737	$1,179
Total equivalent amount (in thousand €)	€2,725	€2,514	€1,119

Fair Value of the May 2013 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses the following main assumptions and parameters based on a Black-Scholes model. Note that Warrant’s maturity is assumed to be their legal duration as per Warrant contract.

	At inception date	December 31, 2015	December 31, 2016
Share price at closing date	$3.96	$4.13	-
Strike price of warrants	$5.00	$5.00	-
Risk free interest rate at 3 years	0.36%	0%	-
Share price volatility	72%	70%	-
Dividend rates	0%	0%	-
Unit fair value	$1.62	$0.44	-
Total fair value (in thousand)	$292	$80	-
Total equivalent amount (in thousand €)	€225	€73	-

As of December 31, 2016, all of the March 2013 placement agent warrants were exercised or forfeited.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Fair Value of the April 2016 Investor Warrants:

The valuation model of the Investor Warrants uses the following main assumptions and parameters based on a Black-Scholes model. Note that Warrant’s maturity is assumed to be their legal duration as per Warrant contract.

	At inception date	December 31, 2016
Share price at closing date	3.64	3.28
Strike price of warrants	$4.50	$4.50
Risk free interest rate at 2.5 years	0%	0%
Share price volatility	60.20%	60.20%
Dividend rates	0%	0%
Unit fair value	$1.09	$0.69
Total fair value (in thousands)	$3,579	$2,279
Total equivalent amount (in thousands €)	€3,168	€2,162

Refer to Note 23 for more details on the fair value of Financial Instruments.

14-3 Long-term debt and Financial instruments maturity:

Long-term debt and financial instruments carried at fair value at December 31, 2016 mature as follows:

2017	855
2018	3,467
2019	117
2020	83
2021	-
Total	4,520

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2016	2015
Provision for retirement indemnities (Japan & France), less current portion	1,980	1,596
Provision for employee termination indemnities (Italy) less current portion	320	310
Provision for warranty costs, less current portion	201	141
Provision for Asset Retirement Obligation (Japan) less current portion	80	-
Conditional government subsidies, less current portion	237	237
Total	2,818	2,285

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Pension, post-retirement and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2016 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires if he or she is still present at the Company at the date of retirement. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management best estimate based on the following assumptions as of year-end:

	Pension Benefits – France
	2016	2015	2014

Discount rate	1.60%	2.20%	1.90%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	24	24	24

	Pension Benefits – Japan
	2016	2015	2014

Discount rate	0.60%	1.00%	1.00%
Salary increase	2.50%	2.00%	2.00%
Retirement age	60	60	60
Average retirement remaining service period	14	16	16

In 2016, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	840	1,138
Current liabilities	2	24
Accumulated other comprehensive income (loss)	(169)	(465)
Total	673	697

In 2015, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	694	902
Current liabilities	-	4
Accumulated other comprehensive income (loss)	(82)	(314)
Total	612	592

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year for each of the three years ending December 31, 2016:

France	2016	2015	2014
Change in benefit obligations:
Benefit obligations at beginning of year	694	665	491
Service cost	45	46	35
Interest cost	15	13	16
Actuarial (gain) / loss	88	(30)	123
Amortization of net prior service cost	-	-	-
Benefits paid	-	-	-
Benefit obligations at end of year (1)	842	694	665
Unrecognized actuarial (gain) loss (2)	147	58	89
Unrecognized prior service cost (2)	23	24	25
Accrued pension cost	672	612	550

(1)	The accumulated benefit obligation was €597 thousand and €474 thousand at December 31, 2016 and 2015 respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognised as components of net periodic benefit costs in 2017 is €4 thousand.

Japan	2016	2015	2014
Change in benefit obligations:
Benefit obligations at beginning of year	906	742	640
Service cost	81	72	64
Interest cost	10	8	9
Amortization of net loss	16	-	-
Actuarial (gain) / loss	147	-	35
Benefits paid	(38)	-	(4)
Exchange rate impact	40	84	(2)
Benefit obligations at end of year(1)	1,162	906	742
Unrecognized actuarial (gain) loss (2)	464	314	299
Unrecognized prior service cost (2)	-		-
Accrued pension cost	698	592	443

(1)	The accumulated benefit obligation was €944 thousand and €749 thousand at December 31, 2016 and 2015, respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognised as components of net periodic benefit costs in 2016 is €27 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan

2017	2	24
2018	28	44
2019	10	56
2020	-	7
2021	86	56
2022-2026	197	756

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2016, EDAP TMS S.A.’s common stock consisted of 29,098,144 issued shares (including 3,283,284 new shares issued in the April 2016 Placement for an amount of € 6,063 thousand after deduction of capital increase costs of €943 thousand) fully paid and with a par value of €0.13 each. 28,727,616 of the shares were outstanding.

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

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of €13,740 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2016, the 370,528 shares of treasury stock consisted of (i) 190,238 shares acquired between August and December 1998 for €649 thousand, and (ii) 180,290 shares acquired in June and July 2001 for €493 thousand. All 370,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2016, the 370,528 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows: 127,100 shares which may be purchased at a price of €2.38 per share pursuant to the exercise of options that were granted on June 25, 2010.

As of December 31, 2016, EDAP TMS S.A. sponsored four stock purchase and subscription option plans:

On May 22, 2007, the shareholders of the Company authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares. Conforming to this stock option plan, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS on October 29, 2007, and 95,912 options to subscribe to new Shares to certain employees of EDAP TMS on June 25, 2010. Under this plan, a total of 377,838 options to subscribe to new shares were still in force on December 31, 2016.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

On June 24, 2010, the shareholders of the Company authorized the Board of Directors to grant up to 229,100 options to purchase up to 229,100 Shares. Conforming to this stock option plan, the Board of Directors granted 229,100 options to purchase Shares to certain employees of EDAP TMS on June 25, 2010. Under this plan, 127,100 options were still in force on December 31, 2016.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. Under this plan, 362,500 options were still in force on December 31, 2016.

On February 18, 2016, the shareholders authorized the Board of Directors to grant up to 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 575,000 options to subscribe Shares to certain employees of EDAP TMS on April 26, 2016. Under this plan, 560,000 options were still in force on December 31, 2016.

As of December 31, 2016, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2016		2015		2014
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	917,188	2.79	1,095,850	2.76	1,310,850	2.70
Granted	575,000	3.22	-	-	-	-
Exercised	-	-	(72,412)	2.13	(750)	3.99
Forfeited	(64,750)	3.30	(106,250)	2.88	(90,250)	2.07
Expired	-	-	-	-	(124,000)	2.60
Outstanding on December 31,	1,427,438	2.94	917,188	2.79	1,095,850	2.76
Exercisable on December 31,	774,938	2.87	724,688	3.03	784,600	3.09
Shares purchase options available for grant on December 31	243,428		232,428		232,428

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2016:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)
3.99	327,838	0.8	3.99	-	327,838	3.99	-
2.38	127,100	3.5	2.38	93,004	127,100	2.38	93,004
3.22	560,000	9.3	3.22	-	-	-	-
1.91	362,500	6.0	1.91	435,629	270,000	1.91	324,469
1.88	50,000	3.5	1.88	61,587	50,000	1.88	61,587
1.88 to 3.99	1,427,438	4.6	2.94	590,220	774,938	2.87	479,060

(1)	Fully vested options are all exercisable options
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $3.28 at December 31, 2016, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2016, and changes during the year ended December 31, 2016, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2016	192,500	1.32
Granted	575,000	1.67
Vested	(96,250)	1.32
Forfeited	(18,750)	1.60
Non-vested at December 31, 2016	652,500	1.62

As of December 31, 2016, there were €605 thousands of total unrecognized compensation expenses related to non-vested stock-options, over a weighted average period of 4.33 year.

17—OTHER REVENUES

Other revenues consist of the following:

	2016	2015	2014
Licenses and others	32	35	533
Total	32	35	533

In 2016, 2015 and 2014, other revenues mainly consist of sales of a license to Theraclion.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

18—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2016	2015	2014
Gross research and development expenses	(4,577)	(3,308)	(3,728)
Research Tax Credit	511	448	518
Grants	198	170	278
Net Research and development expenses	(3,868)	(2,690)	(2,932)

In 2016 and in 2015 grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of liver cancer (HECAM Development project).

In 2014, grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of prostate cancer.

19—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2016	2015	2014
Interest income	21	18	31
Interest expense	(57)	(64)	(65)
Warrants exercised / forfeited	174	330	83
Changes in fair value of the warrants (1)	3,811	(2,377)	1,722
Total	3,949	(2,094)	1,771

(1)	For more details on the fair value of Financial Instruments, please refer to Notes 14-2 and 23.

20—INCOME TAXES

20-1 Income / (Loss) before income taxes

Income / (loss) before income taxes is comprised of the following:

	2016	2015	2014
France	4,936	(543)	2,029
EDAP Inc, U.S.A.	(850)	(380)	(1,811)
Other countries	358	16	(614)
Total	4,444	(907)	(396)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

20-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:

	2016	2015	2014
Current income tax expense:
France	(323)	(712)	(124)
Other countries	(249)	(55)	(10)
Sub-total current income tax expense	(572)	(767)	(133)
Deferred income tax (expense) benefit:
France	(2)	(4)	(4)
Other countries	(30)	11	22
Sub-total deferred income tax (expense) benefit	(32)	7	18
Total	(602)	(759)	(116)

20-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

	December 31,
	2016	2015
Net operating loss carry forwards	18,392	18,295
Elimination of intercompany profit in inventory	394	172
Elimination of intercompany profit in fixed assets	250	199
Provisions for retirement indemnities	275	262
Other items	153	335
Total deferred tax assets	19,465	19,263
Capital leases treated as operating leases for tax	(3)	-
Other items		(4)
Total deferred tax liabilities	(3)	(4)
Net deferred tax assets	19,462	19,259
Valuation allowance for deferred tax assets	(19,450)	(19,212)
Deferred tax assets (liabilities), net of allowance	12	47

Net operating loss carryforwards of €19,419 thousand, €2,642 thousand, €910 thousand and €30,693 thousand as of December 31, 2016 are available at EDAP Technomed Inc., Edap Technomed Co Ltd Japan, EDAP Technomed Italia S.R.L. and EDAP TMS S.A., respectively. These net operating losses generate deferred tax assets of €18,392 thousand. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2016, €10,515 thousand out of these €18,392 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire in years 2016 through 2036. In accordance with ASC 740, a valuation allowance is recorded as realization of those amounts is not considered probable.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

20-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2016	2015	2014
French statutory rate	33.3%	33.3%	33.3%
Income of foreign subsidiaries taxed at different tax rates	(2.4%)	3.9%	23.5%
Effect of net operating loss carry-forwards and valuation allowances	(2.6%)	52.4%	(81.3%)
Non-taxable debt fair value variation	(27.2%)	(83.9%)	113.2%
Non-deductible entertainment expenses	(4.9%)	40.7%	42.3%
Effect of cancellation of intra-group positions	-	(78.3%)	(44.2%)
French business tax included in income tax (CVAE)	3.4%	(16.0%)	(31.2%)
Other	13.9%	(35.8%)	(84.8%)
Effective tax rate	13.5%	(83.7%)	(29.2%)

20-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2016 the Company believes that there is no significant uncertainty in the Company’s tax positions.

In July 2010, the Company was requested by the French Tax Authorities to pay the amount of €772 thousand to comply with the European Court of Justice ruling on fair competition and illegal state aids (C-214/07 "Commission of the European Communities vs. French Republic"). The amount was related to a state aid received by EDAP-TMS France in 1994 for the acquisition of the activities of Technomed International and included €374,156 of late interest. The Company reversed consequently the €50 thousand reserve that had been taken as of December 31, 2009.

In March 2011, the Company engaged in a contentious procedure against the French Tax Authorities to contest this position and ask for the recuperation of the paid amounts. On December 6, 2013, the Company received notice from the French Administrative Courts that this contentious procedure was rejected. The Company made appeal to this decision before the French higher court (“Conseil d’Etat”). On March 10, 2017, the Conseil d’Etat rejected the procedure to appeal. .

The tax years that remain subject to examination by major tax jurisdictions are 2014, 2015 and 2016.

Interest and penalties on income taxes are classified as a component of the provision for income taxes. There were no interest or penalties in 2014, 2015 and 2016.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

21—EARNINGS (LOSS) PER SHARE

	December 31, 2016	December 31, 2015	December 31, 2014
Income (loss) available to common shareholders	€ 3,842,201	(€1,666,658)	(€512,007)
Number of shares for the computation of basic EPS	27,823,313	25,021,966	23,600,428
Basic EPS	€ 0.14	(€0.07)	(€0.02)
Effect of dilutive securities	1,542,270	1,978,758	0
Number of shares for the computation of diluted EPS	29,365,583	25,021,966	23,600,428
Diluted EPS income (loss)	€ 0.13	(€ 0.07)	(€0.02)

Diluted EPS income (loss) available to common shareholders is computed including assumed conversions as all dilutive securities, consisting of stock options and warrants are out of the money.

The effects of dilutive securities for the years ended December 31, 2015 and 2014 were excluded from the calculation of diluted earnings per share as a net loss was reported in these periods.

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

On August 4, 2014, Mark Eaton filed a purported class action lawsuit in the United States District Court for the Southern District of New York, asserting that the Company, Marc Oczachowski, and Eric Soyer, our then CFO, violated federal securities laws Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing materially false and misleading statements about the Company’s business operations and prospects particularly concerning the Company’s Ablatherm-HIFU PMA file under review by the FDA that caused the price of the Company’s American Depository Receipts to be artificially inflated during the period from February 1, 2013 to July 30, 2014. On August 6, 2014, Ronnie Haddad filed a second purported class action lawsuit, also in the United States District Court for the Southern District of New York, asserting similar claims.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

On December 31, 2014, we accrued €206 thousand legal costs to be incurred by the Company in relation to this litigation.

On February 20, 2015, the defendants, including the Company, filed a motion to dismiss the action.

On September 14, 2015, we received a confirmation of the dismissal of our class action. On November 11, 2015, we announced the appeals period had concluded with no notice of appeal filed by the plaintiffs. In 2015, total costs incurred related to this litigation amounted to €171 thousand The remaining accrued amount was reversed as of December 31, 2015.

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

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

	ASC 820 Level	December 31, 2016	December 31, 2015
Assets:
Cash and cash equivalents	Level 1	21,989	13,578
Short term investments	Level 1	-	1,000
Liabilities:
Short-term borrowings	Level 1	1,629	2,814
Long-Term Debt	Level 1	599	802
Investor Warrants	Level 3	3,921	4,205
Placement Agent Warrants	Level 3	-	172

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

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2014 to December 31, 2016:

All amounts in thousands Euros unless otherwise stated	Investor Warrants 2012	Placement Agent Warrants 2012	Investor Warrants 2013	Placement Agent Warrants 2013	Investor Warrants 2016	Total Financial instruments carried at fair value
As of December 31, 2014	893	110	1,050	39	-	2,092
Warrants exercises (see note 19)	(251)	(79)	-	-	-	(330)
FV adjustments (see note 19)	947	57	1,343	30	-	2,377
USD/EUR exchange impact	102	11	121	4	-	238
As of December 31, 2015	1,691	99	2,514	73	-	4,377
Warrants granted	-	-	-	-	3,168	3,168
Warrants forfeited (see note 19)	-	-	-	(72)	-	(72)
Warrants exercises (see note 19)	(5)	(97)	-	-	-	(102)
FV adjustments (see note 19)	(1,100)	-	(1,478)	-	(1,232)	(3,811)
USD/EUR exchange impact	53	-	81	-	227	360
As of December 31, 2016	640	-	1,118	-	2,162	3,921

24—CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts and notes receivable from customers, primarily located in France, Japan and the United States. The Company maintains cash deposits with major banks. Management periodically assesses the financial condition of these institutions and believes that credit risk is limited.

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.0 million and €1.1 million, for the years ended December 31, 2016 and 2015, respectively.

Actual losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2016, 2015 and 2014, the Company did not generate more than 10% revenue with a single customer.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

25—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2016, there were no outstanding hedging instruments.

26—SEGMENT INFORMATION

The Company currently has four reporting segments: the corporate activities of the holding Company, EDAP TMS S.A., the High Intensity Focused Ultrasound division, the Urological Devices and Services division and a reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. Following the Ablatherm FDA clearance received on November 9, 2015, there is no more cost recorded on the FDA segment in 2016. The following tables set forth the key income statement figures, by segment for fiscal years 2016, 2015 and 2014 and the key balance sheet figures, by segment, for fiscal years 2016, 2015 and 2014.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2016	2015	2014
Segment operating income (loss)	392	488	(1,736)
Financial income (expense), net	3,949	(2,094)	1,771
Foreign Currency exchange (losses) gains, net	103	699	(431)
Other income (expense), net	-	-	-
Income tax (expense) credit	(602)	(759)	(116)
Consolidated net profit (loss)	3,842	(1,667)	(512)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2016, 2015 and 2014:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2016
Sales of goods	9,382	14,664	-	-	24,045
Sales of RPPs & leases	3,547	1,359	-	-	4,906
Sales of spare parts and services	862	5,766	-	-	6,628
Total sales	13,791	21,789	-	-	35,579
External other revenues	28	4	-	-	32
Total revenues	13,819	21,792			35,611
Total COS	(5,710)	(13,490)	-	-	(19,200)
Gross margin	8,109	8,302	-	-	16,411
R&D	(2,452)	(1,416)	-	-	(3,868)
Selling and marketing expenses	(3,888)	(4,968)	-	-	(8,856)
G&A	(804)	(1,177)	(1,315)	-	(3,296)
Total expenses	(7,144)	(7,560)	(1,315)	1	(16,019)
Operating income (loss)	964	742	(1,315)	1	392
Total Assets	11,680	24,202	10,709	-	46,591
Capital expenditures	1,013	608	-	-	1,621
Long-lived assets	1,775	3,812	192	-	5,779
Goodwill	645	1,767	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2015
Sales of goods	4,878	17,027	-	-	21,906
Sales of RPPs & leases	2,908	1,501	-	-	4,408
Sales of spare parts and services	658	5,246	-	-	5,904
Total sales	8,444	23,774	-	-	32,218
External other revenues	32	3	-	-	35
Total revenues	8,476	23,777	-	-	32,253
Total COS	(3,636)	(14,832)	-	-	(18,468)
Gross margin	4,841	8,945	-	-	13,785
R&D	(1,387)	(992)	-	(311)	(2,690)
Selling and marketing expenses	(2,284)	(5,122)	-		(7,406)
G&A	(646)	(1,192)	(1,363)		(3,202)
Total expenses	(4,318)	(7,306)	(1,363)	(311)	(13,298)
Operating income (loss)	523	1,639	(1,363)	(311)	488
Total Assets	9,619	25,818	3,144	-	38,581
Capital expenditures	457	207	-	-	664
Long-lived assets	1,437	3,320	192	-	4,949
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2014
Sales of goods	5,270	11,625	-	-	16,895
Sales of RPPs & leases	2,170	1,787	-	-	3,957
Sales of spare parts and services	760	4,640	-	-	5,400
Total sales	8,200	18,052	-	-	26,252
External other revenues	518	15	-	-	533
Total revenues	8,718	18,067	-	-	26,785
Total COS	(3,683)	(11,901)	-	-	(15,584)
Gross margin	5,035	6,166	-	-	11,201
R&D	(1,062)	(646)	-	(1,224)	(2,932)
Selling and marketing expenses	(2,151)	(4,527)	-	-	(6,678)
G&A	(660)	(1,153)	(1,514)	-	(3,328)
Total expenses	(3,874)	(6,326)	(1,514)	(1,224)	(12,937)
Operating income (loss)	1,162	(160)	(1,514)	(1,224)	(1,736)
Total Assets	7,468	20,778	3,715	193	32,154
Capital expenditures	464	569	-	-	1,033
Long-lived assets	1,410	3,300	192	-	4,902
Goodwill	645	1,767	-	-	2,412

27—VALUATION ACCOUNTS

	Allowance for deferred tax assets	Allowance for doubtful accounts	Slow-moving inventory

Balance as of December 31, 2014	23,125	1,274	741
Charges to costs and expenses	218	124	275
Deductions: write-off and others	(4,131)	(307)	(288)
Balance as of December 31, 2015	19,212	1,091	728
Charges to costs and expenses	238	103	121
Deductions: write-off and others		(233)	(46)
Balance as of December 31, 2016	19,450	961	803

28—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2016	2015	2014
Income taxes paid (refunds received)	596	159	141
Interest paid	41	43	39
Interest received	4	7	12

Non-cash transactions:	2016	2015	2014
Capital lease obligations incurred	285	105	236

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

29—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea" is also Chairman of a Korean company named Dae You. EDAP-TMS Korea subcontracts to Dae You the service contract maintenance of our medical devices installed in Korea. The amounts invoiced by Dae You under this contract were €62 thousand, €78 thousand and €68 thousand, for 2016, 2015 and 2014 respectively. As of December 31, 2016, payables to Dae You amounted to €9 thousand. As of December 31, 2015, payables to Dae You amounted to €53 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €483 thousand, €408 thousand and €308 thousand, in 2016, 2015 and 2014, respectively. As of December 31, 2016, receivables (‘Net trade accounts and notes receivable’) amounted to €325 thousand. As of December 31, 2015, receivables (‘Net trade accounts and notes receivable’) amounted to €380 thousand.

30—SUBSEQUENT SIGNIFICANT EVENTS

Since January 1, 2017, we issued a total of 270,250 new ordinary shares in the form of ADSs following the exercise of subscription options and March 2012 Warrants.

