Form 20-F
period 2017-12-31
EDAP TMS SA
filed 2018-04-30
CIK 1041934

As filed with the Securities and Exchange Commission on April 30, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

Or

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2017

Or

☐  Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to _________

Or

☐  Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of the event requiring this shell company report_______________________

000-29374

(Commission file number)

EDAP TMS S.A.

(Exact name of registrant as specified in its charter)

France

(Jurisdiction of incorporation or organization)

Parc d’Activites la Poudrette-Lamartine

4/6, rue du Dauphiné

69120 Vaulx-en-Velin, France

(Address of principal executive offices)

Mrs. Blandine Confort -Tel. +33 4 72 15 31 50, E-mail: bconfort@edap-tms.com

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017: 28,997,866 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _______	No ___X___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes _______	No ___X___

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X___	No ___X___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ___X___	No ___X___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer _______	Accelerated filer ___X___	Non-accelerated filer _______	Emerging growth company _______

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     _______

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 _______	Item 18 _______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _______	No ___X___

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

The following are registered trademarks of the Company in the United States: EDAP TMS® & associated logo, EDAP®, Technomed®, Ablatherm®, Ablasonic®, Ablapak®, Sonolith i-sys®, Sonolith i-move®, Focal.One®. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ “should,” ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	the success of our HIFU technology;
-	the clinical and regulatory status of our HIFU devices in various geographical territories;
-	the uncertainty of market acceptance for our HIFU devices;
-	the uncertainty in the U.S. FDA review and approval process for any of our devices and changes in FDA recommendations and guidance;
-	effects of intense competition in the markets in which we operate;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the market potential for our Sonolith lithotripter range and our HIFU devices;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on our strategic supplier;
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices;
-	risks associated with the current uncertain worldwide economic, political and financial environment;
-	risks associated with the May 2013 Warrants and April 2016 Warrants;
-	risks relating to ownership of our securities; and
-	risks relating to securities litigations involving class actions.

You should also consider the information contained in Item 3, ‘‘Key Information—Risk Factors’’ and Item 5, ‘‘Operating and Financial Review and Prospects,’’ or further discussion of the risks and uncertainties that may cause such differences to occur. Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2017 and 2016 and the selected income statement data for the years ended December 31, 2017, 2016 and 2015 set forth below have been derived from our consolidated financial statements included in this annual report. These financial statements, together with our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2017	2016	2015	2014	2013

INCOME STATEMENT DATA
Total revenues	35,746	35,611	32,253	26,785	24,080
Total sales	35,686	35,579	32,218	26,252	24,065
Gross profit	14,808	16,411	13,785	11,201	9,319
Operating expenses	(16,835)	(16,019)	(13,298)	(12,937)	(12,074)
Income (loss) from operations	(2,027)	392	488	(1,736)	(2,755)
Basic Income (loss) from operations per common share	(0.07)	0.01	0.02	(0.07)	(0.13)
Diluted Income (loss) from operations per common share	(0.07)	0.01	0.02	(0.07)	(0.13)
Income (loss) before income taxes	(294)	4,444	(907)	(396)	(4,886)
Income tax (expense) benefit	(388)	(602)	(759)	(116)	(135)
Net income (loss)	(681)	3,842	(1,667)	(512)	(5,021)
Basic earnings (loss) per share	(0.02)	0.14	(0.07)	(0.02)	(0.24)
Diluted earnings (loss) per share	(0.02)	0.13	(0.07)	(0.02)	(0.24)
Dividends per share(1)	—	—	—	—	—
Basic weighted average shares outstanding	28,961,928	27,823,313	25,021,966	23,601,428	20,593,720
Diluted weighted average shares outstanding	28,961,928	29,365,583	25,021,966	23,601,428	20,593,720

BALANCE SHEET DATA
Total current assets(2)	39,574	40,502	32,992	26,575	22,103
Property and equipment, net	3,682	2,770	2,123	2,122	1,655
Total current liabilities	16,134	15,010	16,271	12,158	11,589
Total assets	46,897	46,591	38,581	32,154	26,874
Capital lease obligations, less current portion	528	313	294	355	378
Long-term debt, less current portion	834	3,665	4,798	2,434	3,678
Total shareholders’ equity	25,158	24,451	14,430	15,141	9,284

(1)	No dividends were paid with respect to fiscal years 2013 through 2016 and subject to approval of the annual shareholders’ meeting to be held in 2018 the Company does not anticipate paying any dividend with respect to fiscal year 2017. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’
(2)	Years 2016 to 2013 were amended to reflect deferred tax assets reclassification due to the adoption of ASU 2015-17.

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

Year ended December 31,	High	Low	Average(1)	End of Year
	€	€	€	€

2013	0.78	0.72	0.75	0.73
2014	0.83	0.72	0.75	0.83
2015	0.95	0.83	0.90	0.92
2016	0.96	0.87	0.90	0.95
2017	0.96	0.83	0.89	0.83

(1)	The average of the Noon Buying Rates on the last business day of each month during the year indicated. See ‘‘Presentation of Financial and Other Information’’ elsewhere in this annual report.

The following table sets forth, for each of the previous six months, the high and low Noon Buying Rates expressed in euro per $1.00.

	High	Low	Average(1)	End of Month
	€	€	€	€
2017
September	0.85	0.83	0.84	0.85
October	0.86	0.84	0.85	0.86
November	0.86	0.84	0.85	0.84
December	0.85	0.83	0.84	0.83
2018
January	0.84	0.80	0.82	0.80
February	0.82	0.80	0.81	0.82
March	0.82	0.80	0.81	0.81

(1)	The average of the Noon Buying Rate on each business day of the month.

On March 30, 2018, the Noon Buying Rate was U.S.$1.00 = €0.81

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

Although we achieved operational profitability in 2015 and 2016, we have incurred operating losses in 2017 and in each previous fiscal year prior to 2015, since 1998. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize our lithotripsy and particularly our High Intensity Focused Ultrasound (“HIFU”) devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. We cannot guarantee that we will realize sufficient revenue to remain profitable in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Our future revenue growth and income depend, among other things, on the success of our HIFU technology.

Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced overall declining unit sales prices in recent years. We depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU, particularly but not limited to the Ablatherm and the Focal One, to generate significant additional revenues and achieve and sustain profitability in the future. The Ablatherm and the Focal One are commercialized in the European Union, Canada, United States (except for the Focal One which is still under FDA review) and other countries.

Further, even if we do receive the required approvals, we may not receive them on a timely basis and we may not be able to satisfy the conditions of such approval, if any. The failure to receive product approval by the FDA for our Focal One device, or any significant delay in receipt thereof, will have a material adverse effect on our business, financial condition or results of operations. See “—Our clinical trials for products using HIFU technology may not be successful” and Item 4, “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.” Although we are particularly dependent on the success of our HIFU technology to grow our business, other revenues, generated by our Urology Devices and Services (“UDS”) division and directly linked to the distribution of other complementary products on behalf of urology companies, continue to increase significantly and contribute to our revenue growth. While we believe that our UDS division can successfully pursue the marketing of its worldwide distribution platform, any termination of distribution commitments could have a material adverse effect on our business, financial condition or results of operations. See “—Item 4, “Information on the Company—UDS Division— UDS Division Services and Distribution.”

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

Government regulation significantly impacts the development and marketing of our products, particularly in the United States, EU and Japan. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA with respect to the United States. In that respect, the FDA may not act favorably or quickly in its review of our submissions, or we may encounter significant difficulties in our efforts to obtain FDA clearance or approval, all of which could delay or preclude the sale of new products in the U.S. The process of applying for regulatory approval is unpredictable, often lengthy and requires the expenditure of substantial resources.

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

Furthermore, we are also subject to healthcare laws and regulations pertaining to physician payment transparency, privacy and regulations. These regulations include, but are not limited to (i) the U.S. federal Health Insurance Portability and Accountability Act (“HIPAA”) of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; (ii) the U.S. federal Physician Payment Sunshine Act (the “Sunshine Act”), which requires manufacturers of medical devices for which payment is available under Medicare, Medicaid, to report annually to the Centers for Medicare & Medicaid Services (“CMS”) information related to payments or other “transfers of value” made to physicians, (iii) two main sets of laws enacted in France about transparency requirements: “The French Anti-Gift Law” which regulates the provision of gifts, discounts and other incentives to physicians and the “Loi Bertrand” which imposes disclosure obligations on companies relating to benefits and remunerations granted to, and agreements concluded with, physicians. Any failure to comply with these regulations may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, changes to regulatory policy or the adoption of additional statutes or regulations that affect our business could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

HIFU technology may not be accepted and adopted by the medical community.

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and efficacy and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain acceptance in the medical community. Physician acceptance depends, among other things, on evidence of the cost effectiveness of a therapy as compared to existing therapies and on adequate reimbursement from healthcare payers. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. Although in 2015 and 2016, our operating cash flow was positive, in 2017 our operating cash flow was negative due to the operating loss and working capital cash requirements, to expand our worldwide activities. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in clinical trials, sales efforts as well as marketing campaigns and promotional tools, particularly to implement our expanded U.S. and global strategy following the FDA clearance of Ablatherm, and Focal One when or if approved, while there is no assurance that this will result in the increase in the demand for our products and services.

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Wolf, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market, our devices, in particular the Ablatherm and the Focal One, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other energies addressing prostate cancer ablation are also currently being developed such as electroporation and microwave. Other companies working with HIFU technology for the minimally invasive treatment of tumors include SonaCare Medical, a U.S. company that markets a device called the Sonablate for the ablation of prostatic tissue. Sonablate was approved by the FDA for commercialization in the U.S. in October 2015. Profound Medical, a Canadian company, is developing transurethral ultrasound therapy for prostate cancer. Profound Medical recently acquired Philips Healthcare’s HIFU activity, integrating the development of HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids, painful bone tumors and brain disorders. Theraclion, a French company licensed by EDAP to use of some of our HIFU patents, is currently marketing the Echopulse HIFU device to treat thyroid tumors and benign breast tumors. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. See Item 4, ‘‘Information on the Company—HIFU Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—UDS Division.’’

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

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers for procedures performed with our products. In the United States, we are dependent upon favorable decisions by CMS for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, which could affect reimbursement for procedures performed using our devices. In May 2017, CMS granted a C-code for the use of HIFU for prostate tissue ablation, effective July 1st, 2017. This C-code covers hospital practical fees. We are currently in discussion with private insurers to advance on the reimbursement of HIFU procedures for prostate tissue ablation. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek regulatory approval in each Member State. Procedures performed with our HIFU devices are not reimbursed in the European Union with the exception of Italy, Germany, in the United Kingdom (where procedures are partially reimbursed by either public healthcare systems or private insurers and in France under certain conditions). On April 18, 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of an innovative process to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries. HIFU patients are still being treated and entered into the dedicated registry. Under this innovative process, French healthcare government authorities will review the clinical data gathered following this decision in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that a definitive reimbursement code will be granted.

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

We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels, and if we fail to establish or maintain reimbursement from healthcare payers or governments and private healthcare payers’ policies change, it could have a material adverse effect on our business, financial condition and results of operations.

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

The expansion of social media platforms and new technologies present risks and challenges for our business and reputation.

We increasingly rely on social media and new technologies to communicate about our products and technologies. The use of these media requires specific attention. Unauthorized communications, such as press releases or posts on social media, purported to be issued by the Company, may contain information that is false or otherwise damaging and could have an adverse impact on our stock price. Negative or inaccurate posts or comments about the Company, our business, directors or officers on any social networking website could seriously damage our reputation. In addition, our employees and partners may use social media and mobile technologies inappropriately, which may give rise to liability for the Company, or which could lead to breaches of data security, loss of trade secrets or other intellectual property or public disclosure of sensitive information, including information about our employees, clinical trials or customers. Such uses of social media, mobile technologies, or information technology more generally could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our international operations expose us to additional costs and legal and regulatory risks, which could have a material adverse effect on our business, results of operations and financial condition.

We have significant international operations. We have direct distribution channels in over fifty countries outside of France, our country of incorporation, and through our foreign subsidiaries. Compliance with complex foreign and French laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (particularly with respect to the recent invalidation of the U.S.-European Union safe harbor by the European Court of Justice), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the Office of Foreign Asset Control, laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. On November 8, 2016, the French Parliament passed a law targeting transparency, anti-corruption and the modernization of the economy, known as the Sapin II Law. The provisions related to the implementation of the Sapin II Law, effective mid-2017, are applicable to any company (i) having at least 500 employees, or belonging to any group whose parent company's headquarters is located in France and which has at least 500 employees, and (ii) whose annual turnover is more than €100 million. Presidents and directors of such companies may be held liable for failure to implement compliance programs. We are not subject to provisions of Sapin II Law.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2017, approximately 77% of our total costs of sales and operating expenses were denominated in euro, while approximately 45% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2017, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

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

In addition, we rely on the credit market to secure dedicated lease financings to fund the development of our RPP business model related to the sale of treatments’ procedures. Due to the limited availability of lending, we may be unable to access sufficient lease financing. Without lease financing, we may be unable to continue the development of our RPP model or we may need to fund such activity out of our existing working capital. Similarly, some of our clients rely on lease financing to finance their purchases of equipment. Limited availability of lease financing facilities may also affect their purchasing decisions and may adversely impact our equipment sales.

The issuance of ADSs upon exercise of outstanding warrants will cause immediate and substantial dilution to our existing shareholders.

The issuance of ADSs upon exercise of the warrants issued in May 2013 (the “May 2013 Warrants”) and in April 2016 (the “April 2016 Warrants”) will result in dilution of other shareholders since the selling shareholders may ultimately sell the full amount of ADSs issuable on exercise. Based on the total number of outstanding warrants as of April 2, 2018, and on the total number outstanding options to subscribe to new shares, up to 5,870,784 ADSs are issuable upon exercise, representing approximately 20.3% of our issued and outstanding share capital. Although no single warrant holder may exercise its Warrants if such exercise would cause it to own more than 9.99% of our outstanding ordinary shares, this restriction does not prevent each holder from exercising a portion of its holdings and selling those securities. In this way, each holder could sell more than this limit while never holding more than such limit.

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

We have identified a material weakness in our internal controls over financial reporting, and if we fail to remediate this material weakness and achieve an effective system of internal controls, we may not be able to report our financial results accurately. In addition, the trading price of our securities may be adversely affected by a related negative market reaction

As a publicly traded company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. We have incurred, and expect to continue to incur, significant continuing costs, including accounting fees and staffing costs, to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. As described in Item 15, we have identified a material weakness in our internal control over financial reporting with respect to the insufficient segregation of duties within the consolidation process directly linked to the limited size of our finance team. Our management has concluded that, as a result, our internal control over financial reporting was not effective as of December 31, 2017. Nevertheless, we have concluded that this material weakness did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2017 or restatement of any prior period previously reported by the Company

Although we plan to initiate remediation actions to address this material weakness, as a small company, we may have insufficient personnel to allow us to segregate duties, and consistently execute the Company’s internal controls.

Furthermore, the ongoing requirements of the Sarbanes-Oxley Act may place a strain on our systems and resources. Our management is required to evaluate the effectiveness of our internal control over financial reporting as of each year-end, and we are required to disclose management’s assessment of the effectiveness of our internal control over financial reporting, including any material weakness in our internal control over financial reporting.

Our internal control over financial reporting has been designed to provide our management and Board of Directors with reasonable assurance regarding the preparation and fair presentation of our consolidated financial statements. On an on-going basis, we are reviewing, documenting and testing our internal control procedures. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and as our business develop, additional resources and management oversight may be required.

In an effort to remediate the identified material weakness and to enhance our overall control environment, we plan to initiate, the following actions: hiring of a person who will be responsible for the consolidation process, so that our Chief Financial Officer can be the preliminary person responsible for performing the review control. As a small business, we may not be in a position to have that person to be hired and operational before the 2018-year end and may decide to engage a third party financial firm in the interim period to enhance segregation of duties and to help assemble robust documentation.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we have identified or may identify in the future, any failure to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any failure to maintain adequate internal controls over financial reporting and provide accurate financial statements may subject us to litigation, render future financings more difficult or expensive, and could cause the trading price of our common stock to decrease substantially. Inferior controls and procedures could cause investors to lose confidence in our reported financial information, which may give rise to a class action and have a negative effect on the trading price of our common stock. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we have identified or may identify in the future, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act.

Risks Relating to Ownership of Securities

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price, causing you to lose some or all of your investment.

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in 2017 was 63,553, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2017 and December 31, 2016, was $3.85 and $2.25, and $4.80 and $2.43, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2016 was 40,560 as opposed to 61,031 for the same period of 2017. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors, including changes in our business, operations and prospects, and factors beyond our control, including regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions.

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

On February 18, 2016, our shareholders adopted a resolution allowing the Board of Directors to issue 1 million new shares under the form of subscription options to motivate and reward teams dedicated to successfully implement our U.S. and worldwide expansion plans. As of April 2, 2018, the maximum number of shares available to be issued was 165,000.

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

The Draft Directive has not been adopted. Following Estonia's withdrawal, a proposal combining a broader scope and lower rates, as well as several specific rules, is currently being discussed between the ten other Participating Member States.

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

Item 4. Information on the Company

We develop and market the Ablatherm and Focal One devices, advanced choices for HIFU treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option for localized prostate cancer with a low occurrence of side effects. Ablatherm is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option. Focal One is a robot assisted HIFU device dedicated to the focal treatment of prostate cancer. Both HIFU devices are also used for patients who failed a radiotherapy treatment. In addition, we are developing a HIFU platform for the treatment of various types of tumors including rectal endometriosis, liver and pancreatic cancer, but also breast and gynecological tumors. We also produce and commercialize medical equipment for treatment of urinary tract stones using ESWL and distribute other types of urology devices in certain countries.

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

On July 17, 2017, we had to withdraw the 510(k) application for our Focal One HIFU device in order to submit a new file including new clinical data to support our file, which we did on September 11, 2017, in accordance with FDA guidance. Our new 510(k) file is still under FDA review.

On October 4, 2017, we obtained FDA clearance for our Ablatherm Fusion device which incorporates our proprietary fusion software which merges MRI and ultrasound images, providing increased accuracy during planning and prostate treatment for physicians.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €9.5 million, €13.8 million and €8.4 million for 2017, 2016 and 2015, respectively. Those sales are generated in Europe, the United States and the rest of the world, excluding certain countries in Asia (including Japan) where our HIFU devices are not approved yet. Total net sales for the UDS division were €26.2 million (including €13.4 million in Asia and €12.8 million in Europe and the rest of the world), €21.8 million (including €10.3 million in Asia and €11.5 million in Europe and the rest of the world), and €23.8 million (including €10.7 million in Asia and €13.0 million in Europe and the rest of the world), each for 2017, 2016 and 2015, respectively.

See Note 27 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is quite cyclical and generally linked to lengthy hospital decision and investment processes. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €9.5 million to our consolidated net sales during the fiscal year ended December 31, 2017.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The HIFU Division markets three HIFU devices: the Ablatherm, the Ablatherm Fusion and the Focal One. The Ablatherm and Ablatherm Fusion are dedicated to the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. The Focal One high-end device is a HIFU robotic device fully dedicated to the focal therapy of localized prostate cancer, thereby destroying targeted cancer cells only. All three devices can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment.

In addition to selling HIFU devices, the HIFU division also records revenues driven from HIFU treatments performance (“HIFU Treatment Driven Revenues”) which include net sales of (i) consumables, (ii) leases (iii) revenue-per-procedure (“RPP”) and (iv) treatment related services. The HIFU mobile treatment option provides access to our HIFU devices without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these devices and remunerate us on a RPP basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the device in some of the larger locations.

In addition, the HIFU division also generates revenues from net sales of maintenance services associated to our HIFU devices installed base. As of December 31, 2017, the HIFU division had an installed base of 108 Ablatherm machines, 25 Focal One machines and 476 certified trained clinical sites worldwide had access to this technology.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•	Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this through a direct sales network in key European countries and the United States and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program.
•	Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications such as rectal endometriosis, liver, pancreatic cancers, breast and gynecological tumors where HIFU could provide an alternative to current therapies. In 2017, the HIFU division maintained expenses at levels similar to 2016 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering increasing levels of R&D spending in 2018 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, we commercialize two products utilizing the HIFU technology. For both HIFU products, cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound; HIFU procedures are performed under general or spinal anesthesia.

•	The Ablatherm is an ultrasound guided HIFU device for the treatment of organ-confined prostate cancer. It consists of a treatment module, including a HIFU endorectal probe, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate using ultrasound imaging and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the probe automatically moves and fires HIFU beams at each predefined lesion until the entire targeted area has been treated. At the same time, the physician is able to control and visualize the treatment in real time due to the integrated imaging system. The Ablatherm is cleared for distribution in the European Union, the United States, South Korea, Canada, South Africa, New Zealand, the Philippines, Mexico, Argentina, Brazil, Russia, Peru, Costa Rica and Ecuador.

•	Ablatherm Fusion is an evolution of Ablatherm, and incorporates the Company’s proprietary fusion software which merges MRI and ultrasound images providing increased accuracy during planning and treatment for physicians. Ablatherm Fusion is cleared by the FDA for distribution in the U.S.

•	The Focal One is a HIFU robotic device fully dedicated to the focal therapy of prostate cancer. Focal One combines the three essential components to efficiently perform a focal treatment of localized prostate cancer: (i) high-quality imaging to localize tumors with the use of magnetic resonance imaging (MRI) combined with real-time ultrasound, (ii) high precision of HIFU treatment focused on identified targeted cancer areas and (iii) immediate feedback on treatment efficacy utilizing Contrast-Enhanced Ultrasound Imaging. Focal One provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life. The Focal One device received CE Marking for European market clearance in June 2013 and is also cleared for distribution in Canada, Russia, Saudi Arabia, South Korea, Malaysia, Brazil, Peru and Chile. We are also working to obtain clearance in other parts of the world.

HIFU Division Patents and Intellectual Property

As of December 31, 2017, the HIFU division’s patent portfolio contained 34 patents consisting of 9 patents in the United States, 20 patents in the European Union and Japan and four patents in both Israel and the rest of the world. They belong to 17 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2017, three U.S. patents have expired. They covered old endorectal probe design and treatment sequences that were no longer used. Two new patents have been delivered in the US. Both concern specific ultrasound transducer design. The first one allows the formation of large and deep lesions within biological tissue resulting from a toroidal transducer shape and crossing ultrasound beams. The second one covers a transducer consisting of different individual elements with different emitting surfaces in order to compensate acoustical tissue absorption. The latter patent has been also delivered in Japan.

Nine additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (five), the United States (two), and the rest of the world (two) are currently under review. One new patent covering specific transducer cooling was filed in 2017. Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which give rise in some cases to the filing of patents, followed by the grant of co-owned patents. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of HIFU devices using co-owned patents. Under these agreements, which last for the life of each co-owned patent, we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

In August 2004, we licensed our HIFU technology for the specific treatment of the ‘‘cervicofacial’’ lesions, including the thyroid, to Theraclion, a French company created by our former director of research and development. On January 11, 2011, we extended the above license by granting Theraclion exclusivity for the treatment of benign breast tumors and by granting a non-exclusive license for the treatment of malignant breast tumors. This license agreement provides for the payment of certain royalties calculated on the basis of Theraclion’s sales of devices. We determined that we could not invest in these specific applications at that time and this license agreement therefore allows Theraclion to pursue the development of HIFU for these applications. We own no interest in Theraclion. In December 2012, Theraclion obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors.

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

In March 2004, we obtained CE Marking, which currently allows us to market Ablatherm for primary care patients and the treatment of patients who failed radiotherapy.

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

In 2009, a new clinical trial was started in France to validate a new strategy of minimally invasive treatment of prostatic adenocarcinomas localized in a single lobe with HIFU. This concept of partial treatment is proposed as an intermediate option between active surveillance and whole prostate treatment. Partial treatment for this trial is hemiablation of the prostate in which a single prostatic lobe (or hemisphere) is ablated using HIFU in patients with prostate cancer that has a low risk of recurrence and for which the imaging and biopsy assessments show a unilateral cancer. The goal of hemiablation is to reduce the complications associated with standard treatments, notably the risks of incontinence and impotence. Final results were published in 2017 in the European Urology journal (Rischmann et al. 'Focal High Intensity Focused Ultrasound of Unilateral Localized Prostate Cancer: A Prospective Multicentric Hemiablation Study of 111 Patients', Eur Urol, 71: 267-73). At 1 year follow-up, HIFU-hemiablation was efficient with 95% absence of clinically significant cancer associated with low morbidity and preservation of quality of life (urinary continence was preserved in 97% of patients and sexual function was preserved in 78%). Radical treatment-free survival rate was 89% at 2 years.

In September 2010, a new clinical trial commenced in France and Norway to validate the new strategy of hemi-ablation treatment in radio-recurrent prostate cancer localized in a single lobe. This objective of focal treatment in patients with prostate cancer recurrence after radiotherapy is to reduce the risks of side effects in a very fragile population of patients. This clinical trial had been expanded to include a cohort of 100 patients and to confirm the published preliminary outcomes. Preliminary results from this study were published in the British Journal of Urology International in 2014. A total of 48 patients were enrolled. The study publication concluded that hemispherical salvage HIFU is a feasible therapeutic option in patients with unilateral radio-recurrent prostate cancer, which offers limited urinary and rectal morbidity, and preserves health-related quality of life. The patient recruitment and evaluation of this hemi-ablation treatment in radio-recurrent prostate cancer localized in a single lobe is still ongoing. This study will allow to gather data from a larger population of patients with a good hindsight.

In June 2011, a new clinical trial began in France and then extended to Belgium in 2012 to evaluate the new technical improvements in HIFU technology: the Dynamic Focusing technology. This technology gives the ability to target a more precise area within the prostate making the dynamic focusing technology the perfect tool for focal therapy. It also allows for the treatment of bigger prostates and for a more precise contouring of the gland providing a better control over sensitive areas responsible for continence and sexual functions. As a result, the Dynamic Focusing technology has been incorporated into the new Focal One HIFU device. Based on clinical data obtained with the first 83 treatments as a primary indication and the 14 treatments as a salvage indication, we obtained a CE Mark in June 2013 that allows us to market the Focal One in the European Union. This clinical trial will be completed in late 2019.

In January 2014, a new clinical trial on multifocal HIFU treatments with the Focal One device began in France in six investigational centers. The aim of this study is to evaluate the efficacy and safety results of different focal HIFU treatment strategies. Thanks to Focal One technical capacities (Dynamic Focusing technology, elastic fusion of MRI and ultrasound images and Contrast Enhanced Ultrasound treatment validation) many focal treatments approaches are possible allowing for treatment that is individually tailored to the patient’s disease. In January 2015, the last patient was included in the above study, clinical results analysis is currently ongoing and will be published in the coming months.

In February 2015, the reimbursement evaluation study of HIFU was initiated under the “Forfait Innovation”. This process, piloted by French Association of Urology (AFU), compares primary whole-gland or sub-total HIFU and salvage whole-gland and focal HIFU results with those of radical prostatectomy in 42 French urological centers. The primary outcome is the salvage treatment free rate at two years. In December 2017, 1,033 patients have been treated in primary setting and 303 patients as salvage indication.

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

In April 2016 EDAP submitted to FDA a 510k application for the clearance of the Focal One HIFU Device.

On July 17, 2017, we had to withdraw the 510(k) application for our Focal One device in order to submit a new file including new clinical data to support our file, which we did on September 11, 2017, in accordance with FDA guidance. Our new 510(k) file is still under FDA review.

On July 31, 2017, the Company submitted a 510(k) application to the FDA for its Ablatherm Fusion device, which incorporates our proprietary fusion software which merges MRI and ultrasound images, providing increased accuracy during planning and prostate treatment for physicians. On October 4, 2017, we obtained FDA clearance for our Ablatherm Fusion device.

Clinical and Regulatory Status in Japan

In June 2000, the HIFU division applied for approval by the Japanese Ministry of Health for the Ablatherm to be marketed in Japan. We retrieved the application in 2005 to update it and review the process. In December 2016, based on FDA clearance of our Ablatherm HIFU system, we initiated discussions with the Japanese authorities (“PMDA”) on the best process to apply for obtain Japanese approval for our Focal One device. The process of requesting approval to market the Focal One in Japan may be long and may never result in the approval to market the Focal One in Japan. See Item 3, ‘‘Key Information—Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology.’’

Clinical and Regulatory Status in China

On August 2, 2010, we entered into an exclusive distribution agreement with Shaw Han Biomedical Co. Ltd to distribute Ablatherm throughout China, once approved by Chinese authorities. This agreement involves a two-stage process: Shaw Han will first be responsible for processing the marketing clearance application with China’s Food and Drug Administration for Ablatherm, then they will lead the marketing and distribution of the device in China for four years post approval. As of the date of this annual report on Form 20-F, the marketing clearance application is still ongoing with the Chinese authorities.

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

We have set up an extensive worldwide patient database called "@-registry." This on-line database was designed to compile treatment information and follow-up data for patients who have undergone HIFU for prostate cancer. The goal of the @-registry was to further demonstrate the safety, effectiveness and durability of Ablatherm. Information from the registry are submitted to medical conferences for presentation and to peer-reviewed medical journals for publication. Based on more than 10,000 patients included into our @-registry database, we presented at the European Association of Urology (EAU) held in Paris in February 2012, an abstract presentation covering 5,662 primary patients, and an abstract covering 929 patients treated with Ablatherm after radiorecurrence with seven years follow-up that was elected "best poster" by the scientific committee. Thüroff et al presented a poster at the American Urology Association (AUA) 2014 on the long term HIFU retreatment rate, evaluating 2,632 patients. Thüroff et al concluded that technical development and adjuvant transurethral radical prostatectomy (“TURP”) before HIFU resulted in higher local efficacy and lower HIFU retreatment rates.

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

In 2017, Crouzet et al. reported the oncological outcome of salvage high-intensity focused ultrasound (S-HIFU) for locally recurrent prostate cancer after external beam radiotherapy (EBRT) from the @-registry multicenter database in British Journal of Urology (BJU) International journal. This retrospective study comprises patients from nine centers with local recurrent disease after EBRT treated with S-HIFU from 1995 to 2009. The publication is the largest series of salvage treatment, confirming very positive oncological outcomes for this population (7 year metastasis free rate of 81%). It also insists on the importance of treating recurrence of prostate cancer early after failure, as it largely improves outcomes.

In early 2018, a new database, called the Focal Robotic Ultrasound Ablation Registry (“FoR-UsA”), has been established to collect high quality clinical data of U.S. patients treated with Ablatherm Robotic HIFU. The FoR-UsA Registry is the first in the U.S. that specifically collects data on patients who have had HIFU focal therapy for prostate tissue ablation, giving urologists around the U.S. greater access to short and long term HIFU outcomes. The registry also holds the potential for the FDA, which cleared HIFU for prostate tissue ablation in 2015, to re-evaluate the technology in the future for a prostate cancer indication. Likewise, health insurance reimbursements on a wider scale are also possible with a registry documenting HIFU data from patients in the U.S.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 165,000, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

The HIFU division believes that HIFU therapy could be expanded to other medical conditions, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. We decided to focus on developing HIFU for certain types of pathologies. For example, in late 2016, we initiated a clinical Phase I study to address certain types of deep endometriosis situated in the low rectum, using Focal One HIFU. Nine patients have been treated successfully. A multi-centric study is to take place in 2019. As per the European Society of Human Reproduction and Embryology, endometriosis is estimated to affect approximately one in 10 women of reproductive age. In June 2015, we entered into a multi-partner liver cancer development project organized by the HECAM (“HEpatocellular CArcinoma Multi-technological”) consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. EDAP’s focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive a maximum of €2.4 million in non-dilutive financing from Bpifrance over the five-year project period of which we received the first instalment of €0.7 million in June 2015 and a second installment of €0.8 million in June 2017 (i.e. a total of €1.5 million including €1.0 million as a conditional subsidy and €0.5 million as a grant). The HECAM project is ongoing and a multicentric study will be initiated mid-2018 based on a first mono-centric study implemented with Lyon’s Centre Leon Bérard cancer center. We also anticipate to develop HIFU technology to address pancreatic, breast and gynecological tumors. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer. For example, our licensee, Theraclion, obtained CE Marking for their HIFU device dedicated to the treatment of benign breast tumors and thyroid tumors. See Item 4, “Information on the Company—HIFU Division Patents and Intellectual Property.”

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

Our HIFU devices compete with all current treatments for localized tumors, which include surgery, brachytherapy, radiotherapy, cryotherapy and electroporation. We believe that HIFU competes against those treatments on the basis of efficacy, limited side effects and cost-effectiveness.

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

Certain existing and potential competitors of our HIFU division may have substantially greater financial, research and development, sales and marketing and personnel resources than us and may have more experience in developing, manufacturing, marketing and supporting new products. We believe that an important factor in the potential future market for HIFU treatments will be the ability to make the substantial investments in research and development required to advance the technology beyond the treatment of prostate cancer. These future investments are wholly dependent on the successful acceptance of the device for the treatment of prostate cancer.

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

The HIFU division’s customers are located worldwide and have historically been principally public and private hospitals and urology clinics. The HIFU division believes that as it increases its customer base it will gain further access to the medical community, which will enable it to monitor the urological market as well as other new targeted markets, introduce new products and conduct trials addressing new pathologies under satisfactory conditions. No single customer of the HIFU division represents a significant portion of the division’s installed base.

The HIFU division’s marketing efforts currently include the organization of information and training programs for urologists, mainly in key European countries and in the United States where HIFU awareness is growing, comprehensive media and web programs to educate patients on the availability of HIFU technology to treat localized prostate cancer and strong participation in focused dedicated urological events. Our dedicated web site www.hifu-prostate.com for patients and physicians is visited regularly. The information contained on that website is not incorporated by reference herein.

The HIFU division is also committed to exclusively distribute HIFU products on behalf of Theraclion, in France, including the Echopulse device dedicated to the treatment of benign breast tumors and thyroid tumors.

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €26.2 million to our consolidated net sales during the fiscal year ended December 31, 2017.

Our UDS business is quite cyclical and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith i-move and the Sonolith i-sys. As of December 31, 2017, the UDS division has sold 904 ESWL lithotripters worldwide to this date and actively maintained or otherwise serviced 701 installed lithotripters.

In addition to its manufacturing and selling of lithotripters, the UDS division also generates revenues from the leasing of lithotripters, as well as from the sale of disposables, spare parts and maintenance services. It also derives revenues from the distribution of urodynamics products and urology lasers.

UDS Division Business Strategy

The business strategy for the UDS division is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. The UDS division manufactures its own products as part of EDAP TMS France SAS (“EDAP TMS France”), our wholly owned subsidiary. The key elements of the UDS division’s strategy are:

•	Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that offering highly innovative units that are easily adaptable to various treatment environments, as well as a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘Information on the Company—UDS Division Products’’.
•	Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. We believe that we can achieve additional long-term growth by offering our established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. Our distribution platform in urology consists of a series of well-established subsidiaries in Europe, United States, Middle East and Asia as well as a network of third-party distributors worldwide.
28

•	Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that our FDA-inspected and ISO 13485 (V:2003) certified facilities allow us to offer manufacturing services to a wide range of potential medical equipment developers.

UDS Division Products

The UDS division offers the Sonolith i-move to small and mid-size hospitals, while the Sonolith i-sys is offered to large hospitals that can afford a fully dedicated and integrated lithotripter. The UDS division also sells disposable parts for lithotripters, including the piezoelectric elements of the LT02, (a machine we discontinued manufacturing in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every ten treatments. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

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

The UDS division’s ESWL customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. To increase its penetration of the market segment of smaller hospitals and outpatient clinics, the UDS division developed the Sonolith i-move, an electroconductive lithotripter designed for smaller clinics. It is more compact than the Sonolith i-sys, which is more fully integrated and dedicated to larger hospitals and can be used as a urological workstation to perform endourological procedures. The Sonolith i-move, launched in 2010, brings a novel approach to the market by offering a wide range of configurations to suit various budgets and various local market needs. The Sonolith range has also been very successful thanks to its innovative Visio-Track ultrasound stone localization: a unique three dimensional virtual system that uses infrared stereovision technology to guide the treatment robotically.

UDS Division Patents and Intellectual Property

As of December 31, 2017, the UDS division’s patent portfolio contained 11 patents consisting of one patent in the United States, eight patents in the European Union and Japan and two patents in both Israel and the rest of the world. They belong to five groups of patents covering key technologies relating to ESWL systems and associated software capabilities. The patent covering the ultrasound localization system is also in the examination process in the United States.The UDS division’s patents cover both piezoelectric and electroconductive technologies associated to ESWL generator, localization systems and device design. The UDS division’s ongoing R&D objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

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

UDS Division Regulatory Status

The Sonolith i-move is available for commercial distribution in the European Union, South Korea, Malaysia, Thailand, Taiwan, Singapore, Russia, Serbia, Peru, Colombia, Costa Rica, Japan, United States, Saudi Arabia, Argentina, Mexico and Brazil.

The Sonolith i-sys is available in the European Union, South Korea, Canada, United States, Peru, Colombia, Mexico, Costa Rica, Russia, Serbia, Japan, Australia, Malaysia, Singapore, Saudi Arabia and Taiwan.

The UDS division continues to provide disposables, replacement parts and services for the current installed base of Sonolith Praktis, even though we discontinued the manufacture of these machines.

UDS Division Market Potential

We estimate that roughly 5% of the world population suffers from kidney or ureteric stones during their lifetime and that urinary calculi are responsible for 10% of urological hospital admissions worldwide. Although urinary calculi may be eliminated naturally by the body, natural elimination is frequently accompanied by considerable pain and very often by serious complications, such as obstruction and infection of the urinary tract.

Since its introduction in clinical practice more than 35 years ago, ESWL has become the standard treatment for urinary calculi. ESWL consists of fragmenting calculi within the body using extracorporeal shockwaves without any surgery. We believe that the market for lithotripters includes both buyers looking for a sophisticated, higher-priced machine (generally hospitals and larger urology clinics) but also buyers looking for simpler and less expensive machines (typically smaller clinics). We also believe that after a period of fast growth in the mid-1980s and early 1990s, the market for lithotripters is now mature and has become primarily a replacement and service and maintenance market in most of the world. Several geographical opportunities remain in under-equipped countries or in some countries where the national health system strategy is being reviewed for hospitals and clinics equipment. ESWL is today in competition with less costly stone laser devices. Consequently, in order to remain competitive, EDAP integrated stone laser products into its ESWL product range.

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

Manufacturing

Our current manufacturing operations consist of manufacturing medical products in our facility, which is FDA-approved and certified under international ISO 13485 standards. We believe that this facility could possibly extend its outsourced services to provide device and disposable development and manufacturing services to a range of medical equipment development companies. Each division manufactures its own products through EDAP TMS France.

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

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with all regulations of countries where we market our products, including the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. EDAP TMS France’s facilities are also subject to inspections performed by the FDA. The U.S. FDA conducted a routine inspection of our manufacturing site in March 2018 which resulted in the issuance of a Form 483. There was only one observation which was for Management Review procedure(s) but it was deemed by FDA that no further action was indicated at this time. The issue is currently being addressed through our CAPA system. EDAP TMS France has obtained ISO 13485 (V:2003) certifications, which indicate compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Taiwanese, Japanese and Canadian regulations, as well as with the U.S. Quality System Regulation. See ‘‘Information on the Company—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

Property and Equipment

We have one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 4,150 square meters and are leased to us under a renewable ten-year commercial lease agreement signed on July 1, 2015. We use this facility to manufacture our device portofolio. We believe the terms of the lease reflect commercial practice and market rates. The manufacturing facility, and principal offices, which we utilize to manufacture and/or assemble all of our products, have ISO 13485 certifications. We are not aware of any environmental issues that could affect utilization of the facility.

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

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated CGMP, labeling. Most Class I devices are exempt from premarket notification (510(k)). Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. Class II medical devices require 510(k) submission and clearance. The FDA may also require the submission of clinical data as part of the 510(k) for Class II devices. The FDA introduced the de novo 510(k) process for novel devices that present low to moderate risk where there is no suitable predicate device to support a standard 510(k) submission. Class III devices are those that require submission of a PMA by the FDA to ensure their safety and effectiveness. The PMA process is expensive and often lengthy, typically requiring several years, and may not necessarily result in approval. The manufacturer or the distributor of the device must obtain an IDE approval from the FDA before commencing human clinical trials in the United States in support of the PMA. Some newer PMA devices must also go before a clinical review panel before FDA approval. Our lithotripsy range of products are now classified by the FDA as Class II devices. As far as our Ablatherm or Focal One HIFU devices are concerned, they also have been classified as Class II. Ablatherm was cleared by FDA in November 2015, via a 510(k) application, with a prostate tissue ablation claim, following the approval of another HIFU device via the de novo 510(k) process. In April 2016, we submitted a 510(k) application for our Focal One device. After discussion with the FDA, it was decided to withdraw our 510(k) application and submit a new premarket notification with new clinical data. This second 510(k) for the Focal One was submitted in September 2017 and is currently under FDA review. Our 510(k) application for the Ablatherm Fusion was cleared by FDA in October 2017. Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the U.S. Federal Trade Commission. The FDC Act also regulates quality and manufacturing procedures by requiring us to demonstrate and maintain compliance with current Quality System Regulations (QSR). Our manufacturing facilities are in compliance with the requirements of the QSR. This was last verified in March 2018 when the FDA conducted a routine inspection of our facility and quality processes. There was only one observation recorded on Form 483 which was for Management Review procedure(s) but it was deemed by FDA that no further action was indicated at this time. The issue is currently being addressed through our CAPA system.

Regulation in the European Union

In the European Union, we annually perform ISO 13485 (V:2003) certification audits, showing that we comply with standards for quality assurance, manufacturing and design control. In the European Union, our products are also subject to legislation implementing the European Union Council Directive 93/42/EEC concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval ‘‘CE Marking.’’ Except in limited circumstances, member states of the European Union may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions). All of our products bear the CE Marking, except for Ablatherm Fusion.

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

On April 27, 2016, the European Union adopted the General Data Protection Regulation (“GDPR”) (Regulation (EU) 2016/679) which intends to strengthen and unify data protection for all individuals within the European Union. It also addresses the export of personal data outside the EU. The GDPR aims primarily to give control back to citizens and residents over their personal data and to simplify the regulatory environment for international business by unifying the regulation within the EU. When the GDPR takes effect, it will replace the data protection directive of 1995 (Directive 95/46/EC). The GDPR becomes enforceable from May 25, 2018 after a two-year transition period and, unlike a directive, it does not require national governments to pass any enabling legislation, and is thus directly binding and applicable.

On May 25, 2017, Europe’s new Medical Device Regulation (“MDR”) was enacted and came into force. Manufacturers with currently approved medical devices in their portfolio will have a transition time of three years, i.e. until May 26, 2020 to meet new MDR requirements. MDR addresses substantial changes to the way medical device manufacturers bring their devices to the European market and how they maintain compliance throughout the product's life cycle. MDR will replace the EU’s current Medical Device Directive (93/42/EEC).

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labor and Welfare (‘the “MHLW’’) under the license “Marketing Authorization Holder” Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. Our Japanese subsidiary is also operating under the statute of Designated Marketing Authorization Holder (“DMAH”) on behalf of some companies to act as their representative on the Japanese Territory, before Japanese regulatory authorities. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys and the Sonolith i-move are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2017, 2016 and 2015 is based on, and should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (‘ASC’).

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

We derive a significant portion of both net sales of medical devices and consumables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented approximately 38% of our total consolidated net sales in 2017. Net sales of goods in Asia represented approximately 46% of such sales in 2017 and consisted mainly of sales of urology devices and consumables. Net sales of spare parts, supplies and services in Asia represented approximately 39% of such sales in 2017 and related primarily to ESWL lithotripters, reflecting the fact that approximately 43% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve is located in Asia. See Note 27 of our consolidated financial statements. We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2017, approximately 77% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 45% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above, amounted to €3.9 million, €3.9 million and €2.7 million in 2017, 2016 and 2015, respectively, representing approximately 10.9%, 10.9% and 8.4% of total revenues in 2017, 2016 and 2015, respectively. Consolidated research and development expenses included research and development government grants and tax credits of €0.7 million, €0.7 million and €0.6 million in 2017, 2016 and 2015, respectively. Beginning in 2018, management expects the budget for research and development expenses in Europe to increase at approximately 13% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals in the U.S. and in Japan in particular, and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €9.5 million in 2017, €8.9 million in 2016 and €7.4 million in 2015. Selling and marketing expenses included net impact of allowances for doubtful accounts of €0.1 million in 2017, €(0.02) million in 2016 and €0.02 million in 2015. The €0.7 million or 7.6% increase in selling and marketing expenses from 2016 to 2017 was primarily a result of the increase in global sales and marketing activity. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm and Focal One HIFU technology’s status as a standard of care for prostate pathologies in Europe, and to sustain the Company’s worldwide market position in urology. Beginning in 2018, management expects selling and marketing expenses to continue to increase in view of the Company’s expansion.

In 2017, 2016 and 2015, our UDS sales activity benefited from the success of our Sonolith i-sys device and our Sonolith i-move device, together with a sustained commercial effort in distributing additional urology devices which allowed us to capture market share worldwide. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect total market volumes for our UDS Division to remain stable in the foreseeable future.

We believe that our results of operations in the near future will be affected by our ability to grow our sales volumes both in the prostate cancer and the lithotripsy markets, along with our ability to control expenses in connection with the development, marketing and commercial expansion of HIFU for prostate cancer and other applications worldwide, . See ‘‘—Liquidity and Capital Resources.’’

Fiscal Year Ended December 31, 2017 Compared to Fiscal Year Ended December 31, 2016

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 26 to our consolidated financial statements.

(in millions of euros)	2017	2016

Total revenues	35.7	35.6
Total net sales	35.7	35.6
Of which HIFU	9.5	13.8
Of which UDS	26.2	21.8
Total cost of sales	(20.9)	(19.2)
Gross profit	14.8	16.4
Gross profit as a percentage of total net sales	41.5%	46.1%
Total operating expenses	(16.8)	(16.0)
Income (loss) from operations	(2.0)	0.4
Net income (loss)	(0.7)	3.8

Total revenues

Our total revenues increased 0.4% from €35.7 million in 2016 to €35.6 million in 2017.

HIFU division. The HIFU division’s total revenues decreased by 31.2% to €9.5 million in 2017 as compared to €13.8 million in 2016.

The HIFU division’s net sales of medical devices decreased 70.7% to €2.3 million in 2017, with two Ablatherm units and three Focal One units sold, as compared to €7.8 million, with six Ablatherm and eight Focal One units sold in 2016.

Treatment-driven revenue, which includes net sales of RPP & leases, net sales of consumables and treatments related services, increased 12.9% to €6.1 million in 2017.

Net sales of HIFU maintenance services increased from €0.6 million in 2016 to €1.1 million in 2017.

Other HIFU-related revenues increased to €36 thousand in 2017 from €28 thousand in 2016 and were comprised of license-based revenues from Theraclion.

UDS division. The UDS division’s total revenues increased 20.4 % from €21.8 million in 2016 to €26.2 million in 2017, mostly due to the increase in machine sales and maintenance revenues.

The UDS division’s net sales of medical devices increased 23.6% from €12.2 million in 2016 to €15.1 million in 2017 with 40 ESWL devices sold in 2017 compared to 36 ESWL units sold in 2016.

Net sales of UDS-related spare parts, supplies, RPP, leasing and services increased 16.1% from €9.6 million in 2016 to €11.1 million in 2017, as a result of the larger installed base of UDS machines and the development of the distribution products revenues.

Cost of sales.

Cost of sales increased 9.1% from €19.2 million in 2016 to €20.9 million in 2017, and represented 58.7% as a percentage of net sales in 2017, up from 54.0% as a percentage of net sales in 2016, due primarily to the decrease in HIFU revenues and the adverse mix between HIFU and UDS division, as HIFU margins are higher than UDS margins.

Operating expenses.

Operating expenses increased 5.1%, or €0.8 million, from €16.0 million in 2016 to €16.8 million in 2017.

Marketing and sales expenses increased €0.7 million, or 7.6% at €9.5 million, reflecting the sales and marketing efforts on expanding the business.

Research and development expenses increased 0.4% at €3.9 million in 2017 from €3.9 million in 2016, mainly driven by HIFU development projects and comprised R&D grants and tax credits of €0.7 million in 2017 and 2016.

General and administrative expenses increased 4.0% to €3.4 million in 2017, mainly due to implementation of SAP program.

Operating profit.

As a result of the factors discussed above, we recorded a consolidated operating loss of €2.0 million in 2017, as compared to a consolidated operating profit of €0.4 million in 2016.

We realized an operating loss in the HIFU division of €2.7 million in 2017, as compared with an operating profit of €1.0 million in 2016, and an operating profit in the UDS division of €2.1 million in 2017, as compared to an operating profit of €0.7 million in 2016.

Financial (expense) income, net. Net financial income was €2.6 million in 2017, including a €2.7 million income for fair value adjustments on the outstanding warrants, compared with a net financial income of €3.9 million in 2016, including a €3.8 million income due to fair value adjustments.

Foreign currency exchange gains (loss), net. In 2017, we recorded a net foreign currency exchange loss of €0.9 million, mainly due to the variation of the Euro against the U.S. Dollar and the Japanese Yen, compared to an income of €0.1 million in 2016.

Income taxes. Income tax was an expense of €0.4 million in 2017 and €0.6 million in 2016.

Net income / (loss)

As a result of the above, we realized a consolidated net loss of €0.6 million in 2017 compared with a consolidated net income of €3.8 million in 2016.

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

Financial (expense) income, net. Net financial income was €3.9 million in 2016, including a €3.8 million income for fair value adjustments on the outstanding warrants, compared with a net financial expense of €2.1 million in 2015, including a €2.4 million expense due to fair value adjustments.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2017.

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

(in thousands of euros)	2017	2016	2015

Net cash generated/(used) in operating activities	(3,058)	1,209	1,213
Net cash generated/(used) in investing activities	(2,033)	(384)	(541)
Net cash generated/(used) in financing activities	2,871	7,604	2,112
Net effect of exchange rate changes	235	(19)	(347)
Net increase/(decrease) in cash and cash equivalents	(1,985)	8,410	2,436
Cash and cash equivalents at the beginning of the year	21,989	13,578	11,142
Cash and cash equivalents at the end of the year	20,004	21,989	13,578

Total cash and cash equivalents, and short-term investments at the end of the year	20,004	21,989	14,578

Our cash position as of December 31, 2017, 2016 and 2015, was €20.0 million (with no short-term treasury investments), €22.0 million (with no short-term treasury investments) and €14.6 million (including €1.0 million of short-term treasury investments), respectively. We experienced negative cash flows of €2.0 million in 2017 and positive cash flows of €8.4 million in 2016 and €2.4 million in 2015.

In 2017, our negative net cash flow was primarily due to the negative cash flow from operations and the high level of cash used in investing activities. In 2016, our positive net cash flow was due to the April 2016 Placement and our positive cash flow from operations. In 2015, our positive net cash flow was due to a positive cash flow from operations and to warrant exercises for €1.1 million.

In 2017, net cash used in operating activities was €3.1 million compared with net cash generated by operating activities of€1.2 million in 2016 and compared with net cash generation by operating activities of €1.2 million in 2015.

In 2017, net cash used in operating activities reflected principally:

-	a net loss of €0.7 million;
-	elimination of €0.7 million of net gain without effects on cash, including a gain of €2.7 million due to fair value variations of financial instruments, €1.6 million of depreciation and amortization, and €0.4 million of non-cash compensation linked to stock-options plans.
-	an increase in trade accounts and other receivables of €1.7 million;
-	a decrease in inventories of €0.7 million;
-	an increase in payables of €0.4 million;
-	a decrease in accrued expenses and other current liabilities of €1.0 million.

In 2016, net cash generated in operating activities reflected principally:

-	a net income of €3.8 million;
-	elimination of €2.4 million of net gain without effects on cash, including a gain of €4.0 million due to fair value variations of financial instruments, €1.0 million of depreciation and amortization, and €0.4 million of non-cash compensation linked to stock-options plans.
-	a decrease in trade accounts and other receivables of €1.8 million;
-	an increase in inventories of €2.0 million;
-	a decrease in payables of €0.2 million;
-	a increase in accrued expenses and other current liabilities of €0.1 million.

In 2015, net cash generated in operating activities reflected principally:

-	a net loss of €1.7 million;
-	elimination of €3.1 million of net loss without effects on cash, including €1.0 million of depreciation and amortization and a loss of €2.0 million due to fair value variations of financial instruments;
-	a increase in trade accounts receivables of €1.8 million;
-	a decrease in other receivables of €0.2 million;
-	an increase in inventories of €0.4 million;
-	an increase in payables of €0.5 million;
-	an increase in prepaid expenses of €0.1 million; and
-	an increase in accrued expenses and other current liabilities of €1.3 million.

In 2017, net cash used in investing activities was €2.0 million compared with net cash used of €0.4 million in investing activities in 2016 and net cash used of €0.5 thousand in 2015.

Net cash used in investing activities of €2.0 million in 2017 reflected investments of €1.0 million in capitalized assets produced by the Company, mostly for RPP activity (€0.5 million) and R&D program (€0.3 million) and investment of €1.0 million in property, equipment and software (including new Enterprise Resource Planning “ERP” implementation for €0.5 million), and net proceeds from sales of leased-back assets of €0.1 million.

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

In 2017, net cash generated in financing activities was €2.9 million compared with net cash generated in financing activities of €7.6 million in 2016 and net cash generated in financing activities of €2.1 million in 2015.

Net cash generated in financing activities of €2.9 million in 2017 reflected principally the net proceeds of €0.7 million from the exercise of stock options and warrants, but also new long term borrowings of €0.8 million related to new investments financing, €0.8 million of conditional advances to finance research HECAM project, repayment of long-term borrowings and lease financing for €0.5 million and an increase of short-term borrowings of €1.1 million.

Net cash generated in financing activities of €7.6 million in 2016 reflected principally the €9.2 million net proceeds from the April 2016 Placement and the net proceeds of €0.1 million from the exercise of warrants, repayment of short-term and long-term borrowings and lease financing for €1.8 million.

Net cash generated in financing activities of €2.1 million in 2015 reflected principally the net proceeds of €1.2 million from the exercise of stock options and warrants, but also new long-term borrowings of €0.5 million, €0.2 million of conditional advances to finance research HECAM project, repayment of short-term and long-term borrowings and lease financing for €0.5 million and an increase of short-term borrowings of €0.7 million.

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the short-term debt consists of account receivables factored and for which the Company is supporting the collection risk. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2017, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2017 (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	2,718	2,718	-	-	-
Long-Term Debt	2,057	1,223	806	29	-
Capital Lease Obligations	783	269	497	42	5
Operating Leases	2,581	401	1,065	642	473
Interest	33	19	14	1	-

New Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for the Company in its first quarter of fiscal 2017. The Company adopted the ASU 2015-17 retrospectively as of December 31, 2017. Deferred tax assets have been reclassified from current assets to non-current assets for the period ended as of December 31, 2016.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. For public business entities, the amendments in ASU 2016-09 are effective for annual periods beginning after 15 December 2016, and interim periods within those annual periods. No impact has been identified on Financial Statements upon adoption of ASU 2016-09.

New Accounting Pronouncements Not Yet Adopted

In July 2015, the FASB issued ASU 2015-14 Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), by one year. ASU 2014-09 will supersede the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, which for the Company is January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The new standard can be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the change recognized at the date of the initial application in retained earnings. The Company reviewed the accounting pronouncement with respect to its current accounting principles and did not identify any impact from implementation. .. The impact to the Company of adopting the new revenue standard primarily relates to additional and expanded disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which supersedes ASC 840 “Leases” and creates a new topic, ASC 842 "Leases." This update requires lessees to recognize on their balance sheet a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is expecting that the impact of this update on its consolidated statements will mainly consist of leases for facilities situated in France, Japan and in the U.S. as described in Note 12.2. The Company will adopt the new standard in fiscal 2019. The Company is currently evaluating the effect of this standard on its consolidated financial statements and related disclosures.

In March 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Costs”. The standard requires the service component of pension and other postretirement benefit expense to be presented in the same statement of income lines as other employee compensation costs, however, the other components will be presented outside of operating income. In addition, only the service cost component will be eligible for capitalization in assets. The standard is effective starting in 2018, with early adoption permitted. Retrospective application is required for the guidance on the statement of income presentation. Prospective application is required for the guidance on the cost capitalization in assets. The Company does not believe this standard will materially impact our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment.” This update eliminates step 2 from the goodwill impairment test, and requires the goodwill impairment test to be performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This guidance is effective for the Company in the first quarter of 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company will assess the timing of adoption and impact of this guidance to future impairment considerations.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” ASU 2016-15 identifies how certain cash receipts and cash payments are presented and classified in the Statement of Cash Flows under Topic 230. ASU 2016-15 is effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. ASU 2016-15 should be applied retrospectively and early adoption is permitted, including adoption in an interim period. The Company does not believe this standard will materially impact our consolidated financial statements.

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

The research tax credit amounted to €504 thousand in 2017, €511 thousand in 2016 and €448 thousand in 2015 and was classified as a reduction of research and development expenses.

Off-Balance Sheet Arrangements

At December 31, 2017, we had no off-balance sheet arrangements other than those specified in Notes 2 and 14-1 of our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 3, 2018. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately € 0.6 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A. and Member of the Board of Directors
Age: 48	President of EDAP TMS France SAS and EDAP Technomed, Inc.
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

François Dietsch	Chief Financial Officer of EDAP TMS S.A.
Age: 42	François Dietsch joined EDAP in 2005 as Internal Audit and Consolidation Manager, leading the implementation of internal controls for Sarbanes-Oxley Compliance, consolidation of financial statements from the Company's subsidiaries and preparation of financial statements in accordance with U.S. GAAP, including EDAP's annual report on Form 20-F. In 2012, he was promoted to Group Financial Control Manager and Finance Manager of EDAP's French subsidiary where, in addition to his previous responsibilities, he managed accounting firm relationships at the subsidiary level and was the primary liaison between the Company and its external auditors. He also managed the Finance department at EDAP France. He was appointed Chief Financial Officer of the Company on July 14, 2015. Prior to joining EDAP he held finance positions at Valeo, a leading global supplier of components and systems to the automotive industry. He holds Master's Degrees in Management and Corporate Finance from University of Paris Dauphine.

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

Philippe Chauveau Age: 82 Mandate: 6 years Appointment: April. 8, 1997 (renewed in 2014) Expiration: 2019

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

Pierre Beysson Age: 76 Mandate: 6 years Appointment: September 27, 2002 (renewed in 2014) Expiration: 2019

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

Argil Wheelock Age: 70 Mandate: 6 years Appointment: June 25, 2009 (renewed in 2014) Expiration: 2019

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

Rob Michiels Age: 68 Mandate: 6 years Appointment: July 16, 2009 (renewed in 2014) Expiration: 2019

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

Marc Oczachowski Age: 48 Mandate: 6 years Appointment: July 1, 2017 Expiration: 2022	See Marc Oczachowski’s background above (Senior Executive Officers).

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2017 was approximately €590 thousand including performance bonuses of €57 thousand and benefits in kind of €54 thousand (benefits in kind comprise car allowances for senior management). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2017. For information regarding compensation paid in the form of stock options, see “Directors, Senior Management and Employees—Share Ownership” and “Directors, Senior Management and Employees—Options to Purchase or Subscribe for Securities.”

Compensation Committee

The Compensation Committee is comprised of the following independent members: Mr. Philippe Chauveau, Mr. Pierre Beysson, Dr. Argil Wheelock and Mr. Rob Michiels. The Committee gathers once a year to review the compensation of our Chief Executive Officer, as per the approved charter of the Compensation Committee, and to propose to the Board of Directors any changes to the Chief Executive Officer’s compensation. The Chief Executive Officer is not present when the Compensation Committee reviews his compensation. In August 2014, the Compensation Committee updated its charter which was subsequently approved by the Board of Directors.

Audit Committee

The Board of Directors’ Audit Committee comprises four independent members of the Board: Mr. Pierre Beysson, acting as Head of the Audit Committee and financial expert, Mr. Philippe Chauveau, Dr. Argil Wheelock and Mr. Rob Michiels. The purpose of the Audit Committee, in accordance with its annually approved charter, is as stated below, but not limited to:

-	Provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: the integrity of our financial statements, our compliance with legal and regulatory requirements, our accounting practices and financial reporting processes, the effectiveness of our disclosure controls and procedures and internal control over financial reporting,

-	Review the independent auditor’s qualifications, compensation and independence, and the performance of our internal audit function and independent auditors,

-	Recommend the appointment of the independent auditors for consideration and approval by the Company’s shareholders in accordance with French law.

-	Review and discuss quarterly and annual financial statements with Management and independent auditors and prepare the Audit Committee report, prior to SEC filings, as well as review related press releases.

-	Request any officer or employee of the Company or our outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

For more information on the missions of our Audit Committee, please refer to our web site www.edap-tms.com, under Investor Relations Section, where our Audit Committee Charter is available.

Nomination Committee

The Company’s Board of Directors recommends for the Board’s selection director nominees to submit to the vote of the Company’s shareholders. In addition, under specified circumstances and in accordance with French law, shareholders may also submit resolutions to the general meeting to appoint directors.

The Company’s nominations practice is formalized in a Board resolution and at its Board meeting in February 2015, the Board resolved that in the event that one or more directors is or are no longer independent, the Board will create a Nominations Committee (composed exclusively of independent Directors). A Nominations Committee Charter was approved accordingly, the terms of which apply to the Board of Directors when considering director nominees. As per this Charter, upon the appointment of Mr. Marc Oczachowski to the Board as a non-independent Director, on June 30, 2017, the Board of Directors, was convened on July 10, 2017, and decided to create a Nominations Committee composed exclusively of independent Directors.

Employees

As of December 31, 2017, we employed 200 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	21	32	21	17	4	9	14	118
Italy	4	0	0	0	0	0	2	6
Germany	4	0	3	0	0	0	2	9
Japan	18	0	15	0	2	0	4	39
Malaysia	2	0	3	0	0	0	2	7
South Korea	2	0	3	0	0	0	1	6
USA	7	0	3	0	0	1	4	15
Total	58	32	48	17	6	10	29	200

As of December 31, 2016, we employed 197 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	23	34	23	18	2	8	13	121
Italy	4	0	0	0	0	0	2	6
Germany	4	0	3	0	0	0	2	9
Japan	17	0	14	0	2	0	4	37
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
USA	7	0	3	0	0	1	4	15
Total	58	34	46	18	4	9	28	197

As of December 31, 2015, we employed 165 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	19	28	22	14	3	6	11	103
Italy	3	0	0	0	0	0	2	5
Germany	4	0	2	0	0	0	2	8
Japan	18	0	11	0	1	0	3	33
Malaysia	2	0	2	0	0	0	2	6
South Korea	1	0	0	0	0	0	1	2
USA	3	0	1	0	0	1	3	8
Total	50	28	38	14	4	7	24	165

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 2, 2018, the total number of shares issued was 29,368,394 with 370,528 shares held as treasury shares, thus bringing the total number of shares outstanding to 28,997,866.

As of April 2, 2018, the Board of Directors and the Senior Executive Officers of the Company held a total of 60,623 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 2, 2018, Senior Executive Officers held a total of 20,001 Shares and an aggregate of 505,000 options to purchase or to subscribe a total of 505,000 ordinary shares, with a weighted average exercise price of €2.64 per share. Of these options, 30,000 expire on June 25, 2020, 200,000 expire on January 18, 2023, 220,000 expire on April 26, 2026 and 55,000 expire on April 25, 2027.

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

As of April 3, 2018, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group.

On December 31, 2017, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Options

June 25, 2020	170,100
January 18, 2023	297,500
April 26, 2026	525,000
April 25, 2027	215,000

As of December 31, 2017, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2017		2016		2015
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,427,438	2.94	917,188	2.79	1,095,850	2.76
Granted	260,000	2.39	575,000	3.22	-	-
Exercised	(60,000)	1.91	-	-	(72,412)	2.13
Forfeited	(134,750)	3.11	(64,750)	3.30	(106,250)	2.88
Expired	(285,088)	3.99	-	-	-	-
Outstanding on December 31,	1,207,600	2.61	1,427,438	2.94	917,188	2.79
Exercisable on December 31,	598,850	2.29	774,938	2.87	724,688	3.03
Share purchase options available for grant on December 31	250,428		243,428		232,428

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new Shares, at December 31, 2017:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)

3.22	525,000	8.3	3.22	-	131,250	3,22	-
2.39	215,000	9.3	2.39	646	-	-	-
2.38	120,100	2.5	2.38	1,562	120,100	2.38	1,562
1.91	297,500	5.0	1.91	143,694	297,5000	1.91	143,694
1.88	50,000	2.5	1.88	25,650	50,000	1.88	25,650
1.88 to 3.22	1,207,600	7.2	2.61	171,553	598,850	2.29	170,907

(1)	Fully vested options are all exercisable options
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $ at December 31, 2017, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly.

To the best of our knowledge and on the basis of the notifications received or filed with the SEC, there are no shareholders who are beneficial owners of more than 5% of our shares as of December 31, 2017.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of April 2, 2018, 29,368,394 shares were issued, including 28,997,866 outstanding and 370,528 treasury shares. At March 30, 2018, there were 29,342,294 ADSs, each representing one Share, all of which were held of record by 18 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea", who resigned from his position with EDAP on October 11, 2017, was also the Chairman of a Korean company named Dae You. A new independent General Manager was immediately appointed as Head of EDAP-TMS Korea with no relation with the company Dae You, therefore, in the future, transactions with this company will no longer be considered related party transactions. EDAP-TMS Korea subcontracted until October 11, 2017, the service contract maintenance of our medical devices installed in Korea to Dae You. The amounts invoiced by Dae You under this contract were €41 thousand, €62 thousand and €78 thousand, for 2017, 2016 and 2015 respectively. As of December 31, 2017, the Company recorded no payables to Dae You. As of December 31, 2016, payables to Dae You amounted to €9 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €161 thousand, €483 thousand and €408 thousand, in 2017, 2016 and 2015, respectively. As of December 31, 2017, the Company recorded no receivables (‘Net trade accounts and notes receivable’). As of December 31, 2016, receivables (‘Net trade accounts and notes receivable’) amounted to €325 thousand.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2017, total consolidated export net sales, which we define as sales made outside of mainland France, were €25.1 million, which represented 70.4% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones. The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2015 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, in 2016 and 2017 we did not invoice any medical equipment to the hospitals.

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

No dividends were paid with respect to fiscal years 2013 through 2016, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors. Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 23, 2018

N/A

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

Trading Market

The following tables set forth, for the years 2013 through 2017, the reported high and low sales prices of the ADSs on NASDAQ.

	NASDAQ
	High	Low
	$
2017	3.85	2.25
2016	4.80	2.43
2015	6.57	2.26
2014	6.05	1.15
2013	4.94	1.98

The following tables set forth, for the years 2016 and 2017, and through March 30, 2018, the reported high and low sales prices of the ADSs on NASDAQ for each full financial quarter:

	NASDAQ
	High	Low
	$
2018:
Through March 30, 2018	2.86	2.07
2017:
First Quarter	3.62	2.25
Second Quarter	3.85	2.35
Third Quarter	3.49	2.51
Fourth Quarter	3.50	2.60
2016:
First Quarter	4.74	2.89
Second Quarter	4.80	3.00
Third Quarter	3.42	2.43
Fourth Quarter	3.60	2.59

The following table sets forth, for the most recent six months (from September 2017 through March 30, 2018), the reported high and low sale prices of the ADSs on NASDAQ for each month:

	NASDAQ
	High	Low
2018:	$

January	2.88	2.55
February	2.86	2.55
March (through March 30, 2018)	2.47	2.07

2017:
September	3.25	2.86
October	3.50	2.73
November	3.18	2.90
December	3.14	2.60

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

Our by-laws were last updated in January 2018 to reflect the increases in share capital related to the issuance of additional shares following the exercise of warrants and options in the course of 2017.

Corporate Purposes

Pursuant to Article 2 of the by-laws, the corporate purpose of the Company is:

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

Board of Directors

The Board of Directors is currently composed of five members, four of which were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for fiscal year 2019. Mr. Marc Oczachowski, Chief Executive Officer, was appointed director of the Company by the shareholders on June 30, 2017, effective July 1, 2017, for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for the fiscal year 2022. See Item 6, ‘‘Directors, Senior Management and Employees.’’ A director’s term ends at the end of the ordinary general shareholders” meeting convened to vote on the accounts of the then-preceding fiscal year and held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

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

Pursuant to our by-laws, a director may not be over eighty-five years old. If a director reaches this age limit during his/her term, such director is automatically considered to have resigned at the next general shareholders meeting.

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

As with any other director, the Chairman may not be over eighty-five years old. In case the Chairman reaches this age limit during his/her tenure, he/she will automatically be considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor will be appointed. Subject to the age limit provision, the Chairman of the Board may also be re-elected.

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

Pursuant to our by-laws, the Chief Executive Officer may not be over seventy years old. In case the Chief Executive Officer reaches this age limit during his/her office, he/she is automatically considered to have resigned. However, his/her tenure is extended until the next Board of Directors meeting, during which his/her successor must be appointed.

Dividend and Liquidation Rights (French Law)

Net income in each fiscal year, increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to the requirements of French law and our by-laws.

Under French law, we are required to allocate at least 5% of our unconsolidated net profits in each fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Such allocation is compulsory until the amount in such reserve fund is equal to 10% of the nominal amount of the registered capital. The legal reserve is distributable only upon the liquidation of the Company.

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

Changes in Share Capital (French Law)

Our share capital may be increased only with the approval of two thirds of the shareholders voting or represented at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in the share capital may be effected either by the issuance of additional shares (including the creation of a new class of shares) or by an increase in the nominal value of existing shares or by the exercise of rights attached to securities giving access to the share capital. Additional Shares may be issued for cash or for assets contributed in kind, upon the conversion of debt securities previously issued by the Company, by capitalization of reserves, or, subject to certain conditions, by way of offset against indebtedness incurred by the Company. Dividends paid in the form of shares may be distributed in lieu of payment of cash dividends, as described above under ‘‘—Dividend and Liquidation Rights (French law).’’ French law permits different classes of shares to have liquidation, voting and dividend rights different from those of the outstanding ordinary shares, although we only have one class of shares.

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

Attendance and Voting at Shareholders’ Meetings (French Law)

In accordance with French law, there are two types of general shareholders’ meetings, ordinary and extraordinary. Ordinary general meetings are required for matters such as the election of directors, the appointment of statutory auditors, the approval of the report prepared by the Board of Directors and the annual accounts and the declaration of dividends.

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

Certain Income Tax Considerations

The following generally summarizes the material French and U.S. tax consequences of purchasing, owning and disposing of shares or ADS (the “Securities”). The statements set forth below are based on the applicable laws, treaties and administrative interpretations of France and the United States as of the date hereof, all of which are subject to change.

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

French Taxation

The following summary of the French tax consequences of purchasing and disposing of Securities does not address the treatment of Securities that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2018.

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

Taxation of Dividends on Securities - Withholding Tax

Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 30% French withholding tax (reduced to 12.8% when non-residents are individuals and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if their head office was located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-20171004, n°130).

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

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of shares or ADS are subject to a 0.3% French tax on financial transactions provided that the market capitalization of the issuer exceeds €1.0 billion as of December 1 of the year preceding the taxation year. The list of issuers whose securities are subject to the tax as at January 1, 2018, has been published in the official guidelines of the French tax authorities on December 21, 2017 (BOI-ANNX-000467-20171221). EDAP was not included in such list as its market capitalization did not exceed €1.0 billion as at December 1, 2017. Therefore, purchases of EDAP’s securities are not subject to the French tax on financial transactions.

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

Wealth Tax

The French Wealth tax (“impôt de solidarité sur la fortune”) has been replaced with a French real estate wealth tax (“impôt sur la fortune immobilière”) with effect from January 1, 2018. Individuals who are not residents of France for purposes of French taxation are not subject to a real estate wealth tax in France as a result of owning an interest in the share capital of a French corporation, provided that such individuals do not own directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights of the corporation. Double taxation treaties may provide for a more favorable tax treatment.

Taxation of U.S. Holders

Shares

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of Securities by a U.S. holder (as defined above). It deals principally with U.S. holders that are residents of the United States for purposes of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, (the “Treaty”), which entered into force on December 30, 1995 (as amended by the protocol described below and any subsequent protocols), and the tax regulations issued by the French tax authorities, and are fully eligible for benefits under the Treaty.

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

A “U.S. holder” includes (1) a citizen or individual resident of the United States; (2) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate whose income is subject to U.S. federal income tax regardless of its source; and (4) a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” who have the authority to control all substantial decisions of the trust or (ii) which has made an election under applicable Treasury regulations to be treated as a U.S. person.

A U.S. holder generally will be entitled to Treaty benefits in respect of Securities if he is concurrently: (1) the beneficial owner of Securities (and the dividends paid with respect thereto); (2) an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries; (3) not also a resident of France for French tax purposes; and (4) not subject to an anti-treaty shopping article that applies in limited circumstances.

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

Dividends and Paying Agents

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 30% rate (reduced to 12.8% when non-residents are individuals or to 75% if paid in non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. Eligible U.S. holders providing evidence of the entitlement to Treaty benefits with respect to the dividend (art.30) under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty and who receive dividends in non-cooperative States or territories, should not be subject to this 75% withholding tax rate.

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

French withholding tax will be withheld at the domestic rates mentioned above or the 5% or 15% Treaty rate if a U.S. holder has established before the date of payment that the holder is a resident of the United States under the Treaty by following the simplified procedure described below.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Securities is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the Securities will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, we do not anticipate it becoming a PFIC for the 2018 taxable year (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends, if any, paid by us in 2017 to a U.S. holder would constitute “qualified dividends.”

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

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2017, and also does not anticipate becoming a PFIC with respect to the year 2018. However, as discussed in Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company's control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company's assets), there can be no assurance that the Company will not become a PFIC in future years.

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

French Real Estate Wealth Tax

The French real estate wealth tax (“impôt sur la fortune immobilière”), which replaced the French wealth tax (“impôt de solidarité sur la fortune”) with effect from January 1, 2018, does not generally apply to Securities of a U.S. holder if the holder is a resident of the United States for purposes of the Treaty and does not own directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights of EDAP.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. As of December 31, 2017, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2017, approximately 77% of our total costs of sales and operating expenses were denominated in euro. During the same period, approximately 55% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2017 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes and minority interests of approximately €93,000 for the year ended December 31, 2017, compared to a decrease of approximately €9,000 for the year ended December 31, 2016. A uniform 10% decrease in the value of the euro as of December 31, 2017 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes and minority interests of approximately €102,000 for the year ended December 31, 2017 as compared to an increase of approximately €10,000 for the year ended December 31, 2016. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2017 we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €40 thousand, €0.1 million and €0.2 million of our outstanding indebtedness at December 31, 2017, 2016 and 2015, respectively, were denominated in Japanese yen. Approximately €0.8 million, €3.9 million and €4.4 million2017 of our outstanding indebtedness at December 31, 2017, 2016 and 2015, respectively, were denominated in U.S. dollars. In addition, we had approximately €2.1 million, €2.8 million and €2.1 million of cash denominated in U.S. dollars at December 31, 2017, 2016 and 2015, respectively, and €3.9 million, €1.5million and €0.9 million of cash denominated in Japanese yen at December 31, 2017, 2016 and 2015, respectively.

Equity Price Risk

In connection with the funds we raised in 2013 and 2016, we have issued a certain number of Investor and Placement Agent Warrants (see Item 5. “Operating and Financial Review and Prospects—Warrants”). We recorded such Warrants as a liability at fair value and we adjust the carrying value of the Warrants to their estimated fair value at each reporting date. The fair value increases (decreases) are recorded as a financial income (loss) in our consolidated Statement of Income. We use a Black-Scholes option pricing model to adjust the fair value of the Warrants. A 10% increase in our stock price from its December 31, 2017 closing price of $2.87 per ADR would result in an increase of €0.4 million in the fair value of the Warrants with a corresponding financial loss in our Statement of Income. See Note 24 of our consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

American Depositary Shares

Fees Payable to ADS Holders

The Bank of New York Mellon, as the Company’s Depositary, currently collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. With respect to the outstanding 2013 and 2016 warrants, fees for delivery of ADSs directly linked to a warrant exercise or the payment of quarterly interest shares are supported by the Company.

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

Fees Payable to the Company by the Depositary

From January 1, 2017 to March 16, 2018, the following amounts were paid by the Depositary to the Company: $90,000.00 and $9,927.13 respectively for the administration of the ADR program and for expenses linked to the assistance in identifying shareholders of the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the material weakness described below.

In response to the identification of the material weakness described below, the Company performed additional analysis and other post-closing procedures. Based upon the work performed, management believes that the Company’s consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F fairly present in all material respects the Company’s financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO) in Internal Control-Integrated Framework. Based on the management’s assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2017 because of the material weakness described below. This annual report includes an attestation report of the Company’s registered independent public accounting firm on the Company’s internal control over financial reporting because the Company’s market capitalization is above $75 million at June 30, 2017.

Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, management identified a material weakness in our internal control with respect to the insufficient segregation of duties linked to the small size of our structure, as further described below. As a result of this material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2017. This material weakness did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2017 or restatement of any prior period previously reported by the Company.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We did not maintain sufficient segregation of duties within the consolidation process given the limited size of our finance team. Specifically, our Chief Financial Officer has the ability to prepare consolidated financial statements without sufficient evidence of independent review, and we have insufficient evidence of supporting documentation, calculations and assumptions used to prepare the consolidated financial statements.

As stated above, this deficiency did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2017 or a restatement of any prior period previously reported by the Company. However, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not have been prevented or detected on a timely basis due to the failure in designing and implementing appropriate controls over the consolidation process, and therefore, our management has determined this deficiency constitute a material weakness.

Remediation Activities

In an effort to remediate the identified material weakness and to enhance our overall control environment, we plan to initiate the following actions:

•	Hiring a person who will be responsible for the consolidation process, so that our Chief Financial Officer can be the preliminary person responsible for performing the controls over the consolidation process. As a small business, we may not be in a position to have that person hired and operational before the 2018-year end and we may decide to engage in the interim a third party financial firm to enhance segregation of duties and to help assemble robust documentation.
•	We will also review the design of our review controls so that re-performance is an option available to us to demonstrate that the controls are operating effectively.

Change in Internal Control over Financial Reporting

Other than the material weakness and remediation activities described above, there was no change in the Company’s internal control over financial reporting occurred as of the end of the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting as of December 31, 2017, which is included herein. See report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, included within the financial statements on page F-2.

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

Item 16C. Principal Accountant Fees and Services

The ‘‘Audit and Non-Audit Services Pre-Approval Policy’’ was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on November 20, 2012. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid. Our external auditor PricewaterhouseCoopers Audit (“PwC”) billed the following services related for our 2017 and 2016 financial years.

Nature of the Fees	2017 (in €)	2016 (in €)
Audit fees	329,000	336,500
Audit-related fees	-	3,500
Tax fees	-	-
All other fees	-	-
Total	329,000	340,000

Audit Fees

The following services were billed under the category ‘‘audit services’’: audit of financial statements and services performed in relation to legal obligations, including the formulation of audit opinions and reports, domestic and international legal audits and support in the preparation and auditing of the documents to be filed.

Audit-Related Fees

Audit-related services billed under this category only consists of attestation services related to financial reporting that are not required by statute or regulation.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2017, the Company recorded no purchase of EDAP ADRs of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

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

Under French law, the committees of our Board of Directors are advisory only, and where the NASDAQ requirements would vest certain decision-making powers with specific committees by delegation (e.g., nominating, compensation or audit committees), our Board of Directors is, pursuant to French law the only competent body to take such decisions, albeit taking into account the recommendation of the relevant committees. Additionally, under French corporate law, it is the shareholder meeting of the Company that is competent to appoint our auditors upon the proposal of our Board of Directors. On February 4, 2015, in order to conform with NASDAQ rules, the Board approved the creation of a Nominations Committee (composed exclusively of independent Directors), should one or more Directors become non-independent. A Nominations Committee Charter was approved accordingly. As per this Charter, upon the appointment of a non-independent Director to the Board on June 30, 2017, the Board of Directors, was convened on July 10, 2017 and decided to create a Nominations Committee composed exclusively of independent Directors.

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

Number:	Exhibit Description
1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of January 19, 2018.
4.1	French version of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France(1)
4.2	English language summary of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France(1)
4.3	Form of Amended and Restated Depositary Agreement between EDAP TMS SA and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843).(1)
4.5	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated May 28, 2013). (1)
4.6	Form of Securities Purchase Agreement dated March 23, 2013 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 99.1 to Form 6-K dated May 28, 2013). (1)
4.7	Form of Securities Purchase Agreement dated April 7, 2016 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 99.1 to Form 6-K dated April 14, 2016).(1)
4.8	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated April 14, 2016). (1)
8.1	List of subsidiaries of EDAP TMS S.A. as of April 30, 2018.
11.1	Code of Ethics as amended as of January 25, 2017. (1)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers Audit.
101	Interactive Data File

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 30, 2018
/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 30, 2018
/s/ François Dietsch
Fran çois Dietsch
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EDAP TMS S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income (loss), comprehensive income (loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting related to insufficient segregation of duties within the consolidation process given the limited size of the Company’s finance team, existed as of that date.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Lyon, France, April 30, 2018

/s/ PricewaterhouseCoopers Audit

/s/ Elisabeth L’hermite

We has served as the Company’s auditor since 2012.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2016

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2017	2016
Current assets
Cash and cash equivalents	2	20,004	21,989
Current portion of net trade accounts and notes receivable	3	11,277	9,143
Other receivables	4	1,066	884
Inventories	5	6,739	8,030
Other assets, current portion	6	489	457
Short-term investment	2	-	-
Total current assets		39,574	40,502
Non-current assets
Property and equipment, net	7	3,682	2,770
Intangible assets, net	8	527	149
Goodwill	8	2,412	2,412
Deposits and other non-current assets		462	448
Deferred tax assets	21-3	165	12
Net Trade accounts and notes receivable, non-current	3	77	299
Total assets		46,897	46,591
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	6,310	5,960
Deferred revenues, current portion	10	2,295	1,878
Social security and other payroll withholdings taxes		1,075	1,214
Employee absences compensation		575	573
Income taxes payable		147	363
Other accrued liabilities	11	1,536	2,316
Short-term borrowings	13	2,718	1,629
Current portion of capital lease obligations	12	255	222
Current portion of financial instruments carried at fair value	14-2	840	640
Current portion of long-term debt	14-1	383	215
Total current liabilities		16,134	15,010
Non-current liabilities
Deferred revenues, non-current	10	562	333
Capital lease obligations, non-current	12	528	313
Financial instruments carried at fair value, non-current	14-2	-	3,281
Long-term debt, non-current	14-1	834	384
Other long-term liabilities	15	3,681	2,818
Total liabilities		21,739	22,140
Shareholders’ equity
Common stock, €0.13 par value; 29,368,394 shares issued and 28,997,866 shares outstanding; 29,098,144 shares issued and 28,727,616 shares outstanding; at December 31, 2017 and 2016, respectively		3,818	3,783
Additional paid-in capital		65,694	64,685
Retained earnings		(39,608)	(38,927)
Cumulative other comprehensive loss		(3,604)	(3,948)
Treasury stock, at cost; 370,528 at December 31, 2017 and at December 31, 2016	16	(1,142)	(1,142)
Total shareholders’ equity	16	25,158	24,451
Total liabilities and shareholders’ equity		46,897	46,591

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the years ended December 31, 2017, 2016 and 2015

(in thousands of euros except per share data and where otherwise noted)

	Notes	2017	2016	2015
Sales of goods		22,580	24,045	21,906
Sales of RPPs & leases		5,095	4,906	4,408
Sales of spare parts and services		8,011	6,628	5,904
Total sales		35,686	35,579	32,218
Other revenues	17	60	32	35
Total revenues		35,746	35,611	32,253

Cost of goods		(13,170)	(12,288)	(12,256)
Cost of RPPs & leases		(2,667)	(2,527)	(2,556)
Cost of spare parts and services		(5,101)	(4,385)	(3,656)
Total cost of sales	18	(20,938)	(19,200)	(18,468)

Gross profit		14,808	16,411	13,785

Research and development expenses	19	(3,881)	(3,868)	(2,690)
Selling and marketing expenses		(9,526)	(8,856)	(7,406)
General and administrative expenses		(3,428)	(3,296)	(3,202)

Income (loss) from operations		(2,027)	392	488
Financial (expense) income, net	20	2,643	3,949	(2,094)
Foreign currency exchange gain (loss), net		(909)	103	699

Income (loss) before taxes	21-1	(293)	4,444	(907)
Income tax (expense) benefit	21-2	(388)	(602)	(759)
Net income (loss)		(681)	3,842	(1,667)
Basic income (loss) per share	22	(0.02)	0.14	(0.07)
Diluted income (loss) per share	22	(0.02)	0.13	(0.07)
Basic Weighted average shares outstanding	22	28,961,928	27,823,313	25,021,966
Diluted Weighted average shares outstanding	22	28,961,928	29,365,583	25,021,966

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2017, 2016 and 2015

(in thousands of euros unless otherwise noted)

		2017	2016	2015
Net income (loss)		(681)	3,842	(1,667)
Other comprehensive income (loss):
Foreign currency translation adjustments	16-6	288	(144)	(374)
Provision for retirement indemnities	16-6	57	(238)	18
Comprehensive income (loss), net of tax		(336)	3,460	(2,023)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2017, 2016 and 2015

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2014	24,865,420	3,282	57,344	(41,102)	(3,211)	(1,172)	15,141
Net (loss) / income	-	-	-	(1,667)	-	-	(1,667)
Translation adjustment	-	-	-	-	(374)	-	(374)
Warrants and stock options granted or exercised	-	-	63	-	-	30	92
Capital increase	518,041	66	1,153	-	-	-	1,219
Provision for retirement indemnities	-	-	-	-	18	-	18
Balance as of December 31, 2015	25,383,461	3,348	58,560	(42,769)	(3,567)	(1,142)	14,430
Net (loss) / income	-	-	-	3,842	-	-	3,842
Translation adjustment	-	-	-	-	(144)	-	(144)
Warrants and stock options granted or exercised	-	-	360	-	-	-	360
Capital increase	3,344,155	435	5,765	-	-	-	6,200
Provision for retirement indemnities	-	-	-	-	(238)	-	(238)
Balance as of December 31, 2016	28,727,616	3,783	64,685	(38,927)	(3,949)	(1,142)	24,451
Net (loss) / income	-	-	-	(681)	-	-	(681)
Translation adjustment	-	-	-	-	288	-	288
Warrants and stock options granted or exercised	-	-	382	-	-	-	382
Capital increase	270,250	35	627	-	-	-	662
Provision for retirement indemnities	-	-	-	-	57	-	57
Balance as of December 31, 2017	28,997,866	3,818	65,694	(39,608)	(3,604)	(1,142)	25,158

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2016 and 2015

(in thousands of euros unless otherwise noted)

	2017	2016	2015
Cash flows from operating activities
Net income (loss)	(681)	3,842	(1,667)
Adjustments to reconcile net income (loss) to net cash generated by (used in) operating activities:
Depreciation and amortization	1,573	1,025	1,002
Change in warrants fair value	(2,669)	(3,985)	2,047
Other Non-cash compensation	382	360	66
Change in allowances for doubtful accounts & slow-moving inventories	28	(75)	(218)
Change in long-term provisions	105	116	73
Net capital loss on disposals of assets	47	58	68
Deferred tax expense (benefit)	(153)	65	23
Operating cash flow	(1,368)	1,408	1,394
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	(1,741)	1,752	(1,752)
Decrease (Increase) in inventories	669	(1,985)	(381)
Decrease (Increase) in other assets	(47)	46	183
(Decrease) Increase in trade accounts and notes payable	426	(153)	518
(Decrease) Increase in accrued expenses, other current liabilities	(998)	143	1,250
Net increase (decrease) in operating assets and liabilities	(1,691)	(197)	(180)
Net cash generated by (used in) operating activities	(3,059)	1,209	1,213
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(988)	(853)	(470)
Net proceeds from sale of leased back assets	85	-	95
Acquisitions of property and equipment	(631)	(321)	(160)
Acquisitions of intangible assets	(453)	(151)	(20)
Proceeds from sale of short term investments	-	1,000	-
Net proceeds from sale of assets	-	-	26
Increase in deposits and guarantees	(45)	(59)	(12)
Net cash generated by (used in) investing activities	(2,032)	(384)	(541)
Cash flow from financing activities:
Proceeds from capital increase	548	6,200	1,091
Proceeds from stock-option exercise	115	-	128
Proceeds from long term borrowings, net of financing costs	1,638	3,168	687
Repayment of long term borrowings	(243)	(305)	(241)
Repayment of obligations under capital leases	(297)	(277)	(241)
Increase (decrease) in bank overdrafts and short-term borrowings	1,110	(1,182)	688
Net cash generated by (used in) financing activities	2,871	7,604	2,112
Net effect of exchange rate changes on cash and cash equivalents	235	(19)	(347)
Net increase (decrease) in cash and cash equivalents	(1,985)	8,410	2,436
Cash and cash equivalents at beginning of year	21,989	13,578	11,142
Cash and cash equivalents at end of year	20,004	21,989	13,578

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces innovative robotic devices for treating stones of the urinary tract and localized prostate cancer. We also derive revenues from the distribution of urodynamics products and urology lasers. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Germany, Italy, the United States and Asia.

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

1-2 Basis of preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain prior year comparative information in the financial statements has been revised to conform to the current year presentation. The revision relates to the reclassification of conditional advance cash flows from operating activities (“net increase (decrease) in operating assets and liabilities”) to financing activities (“proceeds from long term borrowings, net of financing cost” and “repayment of long-term borrowings”). This revision results in (1) an increase in net cash generated by operating activities and a decrease in net cash generated by financing activities of € 90k in 2016 and (2) a decrease in net cash generated by operating activities and an increase in net cash generated by financing activities of € 125k in 2015. The Company has determined that this revision, is immaterial to the previously reported financial statements and does not impact any of the key financial indicators.

1-3 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) requires management to make estimates and assumptions, such as business plans, stock price volatility, duration of standard warranty per market, price of maintenance contract used to determine the amount of revenue to be deferred and life duration of our range of products. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-4 Consolidation

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

1-5 Revenue recognition

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

Our device sale arrangements may contain multiple elements, including device(s), consumables and service. We generally deliver all the devices within days of entering into the system sale arrangement, and consumables and service over the period agreed in the arrangement. Each of these elements is a separate unit of accounting. Devices, consumables and service are also sold on a stand-alone basis.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

For multiple-element arrangements, revenue is allocated to each unit of accounting based on their relative selling prices. Relative selling prices are based first on vendor specific objective evidence of fair value (“VSOE”), then on third-party evidence of selling price (“TPE”) when VSOE does not exist, and then on management's best estimate of the selling price (“ESP”) when VSOE and TPE do not exist.

Consumables revenues are deferred until delivery and services revenues are deferred until execution.

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

1-6 Costs of sales

Costs of sales include all direct product costs, costs related to shipping, handling, duties and importation fees, as well as certain indirect costs such as service and supply chain departments expenses. Indirect costs are allocated by type of sales (goods, RPP and leases, spare parts and services) using an allocation method determined by management by type of costs and segment activities and reviewed on an annual basis.

1-7 Shipping and handling costs

The Company recognizes revenue from the shipping and handling of its products as a component of revenue. Shipping and handling costs are recorded as a component of cost of sales.

1-8 Cash equivalents and short term investments

Cash equivalents are cash investments which are highly liquid and have initial maturities of 90 days or less.

Cash investments with a maturity higher than 90 days are considered as short-term investments.

1-9 Accounts Receivables

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

1-10 Inventories

Inventories are valued at the lower of cost (manufacturing cost, which is principally comprised of components and labor costs for our own manufactured products, or purchase price for urology products we distribute), or on net realizable value. Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market value.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-11 Property and equipment

Property and equipment is stated at historical cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful life of the related assets, as follows:

Leasehold improvements (in years or lease term if shorter)		10
Equipment (in years)	3	-	10
Furniture, fixtures, fittings and other (in years)	2	-	10

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions and devices subject to sale and leaseback transactions. This equipment is depreciated over a period of seven years.

1-12 Long-lived assets

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

1-13 Goodwill and intangible assets

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

Intangible assets consist primarily of purchased patents relating to lithotripters, purchased licenses, a purchased trade name and a purchased trademark. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated by the straight-line method over the shorter of the contractual or estimated useful life of the assets, as follows:

Patents (in years)	5
SAP Licenses (in years)	10
Other licenses (in years)	5
Trade name and trademark (in years)	7
F-11

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-14 Treasury Stocks

Treasury stock purchases are accounted for at cost. The sale of treasury stocks is accounted for using the first in first out method. Gains on the sale or retirement of treasury stocks are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in capital to the extent that previous net gains from sale or retirement of treasury stocks are included therein; otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations. Treasury stocks held by a Company cannot exceed 10% of the total number of shares issued.

1-15 Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 2 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €316 thousand, €319 thousand and €354 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

1-16 Income taxes

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

1-17 Research and development costs

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

The research tax credit amounted to €504 thousand, €511 thousand and €448 thousand for the years ended December 31 2017, 2016 and 2015, respectively.

1-18 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred. Advertising costs amounted to €672 thousand, €744 thousand and €461 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-19 Foreign currency translation and transactions

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

Presentation in the Income Statement

Aggregate foreign currency transactions gains and losses are disclosed in a single caption in the income statement under section “Foreign currency exchange gain (loss), net”.

1-20 Earnings per share

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

1-21 Derivative instruments

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

1-22 Employee stock option plans

At December 31, 2017, the Company had four stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

On May 22, 2007, the shareholders of EDAP TMS S.A. authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares at a fixed price to be set by the Board of Directors.

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 25, 2010 the total fair value of the options granted under this plan was €143 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method). There was no impact on 2015, 2016 and 2017 operating expenses, in accordance with ASC 718. . Under this plan, 50,000 options are still in force on December 31, 2017.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and will be fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At June 24, 2010 the total fair value of the options granted under this plan was €328 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method). There was no impact on 2015, 2016 and 2017 operating expenses, in accordance with ASC 718. Under this plan, 120,100 options are still in force on December 31, 2017.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of January 18, 2017 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2013 the total fair value of the options granted under this plan was €660 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method). The impact on operating income, in accordance with ASC 718, was €66 thousand, €29 thousand and €2 thousand, in 2015, 2016 and 2017, respectively. Under this plan, 297,500 options are still in force on December 31, 2017.

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

At December 31, 2016 the total fair value of the options granted under this plan was €960 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method). Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 260,000 options to subscribe Shares to certain employees of EDAP TMS on April 25, 2017. The exercise price was fixed at €2.39 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of April 25, 2021 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on April 25, 2027 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier.

At December 31, 2017, the total fair value of the options granted on April 25, 2017 under this plan was €335 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

The impact on operating income, in accordance with ASC 718, was €331 thousand and €282 thousand, in 2016 and 2017 respectively. Under this plan, 740,000 options are still in force on December 31, 2017.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2017	2016	2015(1)
Weighted-average expected life (years)	6.25	6.25	—
Expected volatility rates(2)	57.4%	60.60%	—
Expected dividend yield	0%	0%	—
Risk-free interest rate	0.02%	0.01%	—
Weighted-average exercise price (€)	2.39	3.22	—
Weighted-average fair value of options granted during the year (€)	1.29	1.67	—

(1) The Company did not make any grants during the year ended December 31, 2015.

(2) Historical volatility calculated over 10 years.

1-23 Warrants

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

1-24 Leases and Sales and leaseback transactions

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

1-25 New accounting pronouncements

New Accounting Pronouncements Recently Adopted

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for the Company in its first quarter of fiscal 2017. The Company adopted the ASU 2015-17 retrospectively as of December 31, 2017. Deferred tax assets have been reclassified from current assets to non-current assets for the period ended as of December 31, 2016.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. For public business entities, the amendments in ASU 2016-09 are effective for annual periods beginning after 15 December 2016, and interim periods within those annual periods. No impact has been identified on Financial Statements upon adoption of ASU 2016-09.

New Accounting Pronouncements Not Yet Adopted

In July 2015, the FASB issued ASU 2015-14 Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), by one year. ASU 2014-09 will supersede the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, which for the Company is January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The new standard can be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the change recognized at the date of the initial application in retained earnings. The Company reviewed the accounting pronouncement with respect to its current accounting principles and did not identify any impact from implementation. The impact to the Company of adopting the new revenue standard primarily relates to additional and expanded disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which supersedes ASC 840 “Leases” and creates a new topic, ASC 842 "Leases." This update requires lessees to recognize on their balance sheet a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is expecting that the impact of this update on its consolidated statements will mainly consist of leases for facilities situated in France, Japan and in the U.S. as described in Note 12.2. The Company will adopt the new standard in fiscal 2019. The Company is currently evaluating the effect of this standard on its consolidated financial statements and related disclosures.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

In March 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Costs”. The standard requires the service component of pension and other postretirement benefit expense to be presented in the same statement of income lines as other employee compensation costs, however, the other components will be presented outside of operating income. In addition, only the service cost component will be eligible for capitalization in assets. The standard is effective starting in 2018, with early adoption permitted. Retrospective application is required for the guidance on the statement of income presentation. Prospective application is required for the guidance on the cost capitalization in assets. The Company does not believe this standard will materially impact our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment.” This update eliminates step 2 from the goodwill impairment test, and requires the goodwill impairment test to be performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This guidance is effective for the Company in the first quarter of 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company will assess the timing of adoption and impact of this guidance to future impairment considerations.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” ASU 2016-15 identifies how certain cash receipts and cash payments are presented and classified in the Statement of Cash Flows under Topic 230. ASU 2016-15 is effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. ASU 2016-15 should be applied retrospectively and early adoption is permitted, including adoption in an interim period. The Company does not believe this standard will materially impact our consolidated financial statements.

2—CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents and short-term investments are comprised of the following:

	December 31,
	2017	2016
Total cash and cash equivalents	20,004	21,989
Short term investments	-	-
Total cash and cash equivalents, and short term investments	20,004	21,989

Short-term investments are comprised of money market funds. The aggregate fair value of the short-term investments is consistent with their book value. As of December 31, 2017, the company does not record any short term investments.

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2017	2016
Trade accounts receivable	12,202	10,286
Notes receivable	181	116
Less: allowance for doubtful accounts	(1,029)	(960)
Total	11,354	9,442
Less current portion	(11,277)	(9,143)
Total long-term portion	77	299

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to a cost of €107 thousand, an income of €18 thousand and a cost of €17 thousand, respectively for the years ended December 31, 2017, 2016 and 2015.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Long term portion consists of sales type leases of medical devices.

Future minimum payments to be received over the five coming years are as follows:

Sales type leases

2018	217
2019	45
2020	21
2021	10
2022	-
Total minimum payments	293

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2017	2016
Research and development tax credit receivable from the French State	560	476
Value-added taxes receivable	216	209
Other receivables from Government and public authorities	238	138
Others	52	60
Total	1,066	884

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2017	2016
Components, spare parts	3,909	4,683
Work-in-progress	729	809
Finished goods – own manufactured products	1,167	2,214
Finished goods – distribution products	1,656	1,128
Total gross inventories	7,461	8,834
Less: allowance for slow-moving inventory and net realizable value	(722)	(804)
Total	6,739	8,030

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory (excluding exchange rate impact), the changes in which are classified within cost of sales, amounted to an income of €41 thousand for the year ended December 31, 2017, a cost of €55 thousand for the year ended December 31, 2016 and an income of €8 thousand for the year ended December 31, 2015, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2017	2016
Prepaid expenses, current portion	489	457
Total	489	457

Prepaid expenses mainly consist of rental and future congresses expenses.

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2017	2016
Equipment	7,588	7,002
Furniture, fixture, and fittings and other	3,766	3,500
Total gross value	11,354	10,502
Less: accumulated depreciation and amortization	(7,672)	(7,732)
Total	3,682	2,770

Depreciation expense related to property and equipment amounted to €1,153 thousand, €843 thousand and €683 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

Assets under capital leases:

Capitalized costs on equipment held under capital leases of €2,081 thousand and €2,220 thousand are included in property and equipment at December 31, 2017 and 2016, respectively. Accumulated amortization of these assets under capital leases was €2,018 thousand and €2,129 thousand, at December 31, 2017 and 2016, respectively.

Capitalized costs on vehicles and office and IT equipment held under capital leases of €981 thousand and €743 thousand are included in property and equipment at December 31, 2017 and 2016, respectively. Accumulated amortization of these assets under capital leases was €528 thousand and €462 thousand, at December 31, 2017 and 2016, respectively.

Amortization expense on assets held under capital leases is included in total amortization expense and amounted to €218 thousand, €164 thousand and €207 thousand, for the years ended December 31, 2017, 2016 and 2015, respectively.

Assets leased to customers:

Capitalized costs on equipment leased to customers of €474 thousand and €138 thousand are included in property and equipment at December 31, 2017 and 2016, respectively. Accumulated amortization of these assets leased to third parties was €27 thousand and €2 thousand, at December 31, 2017 and 2016, respectively.

Amortization expense on equipment leased to customer is included in total amortization expense and amounted to €24 thousand, €2 thousand and €0 thousand, for the years ended December 31, 2017, 2016 and 2015, respectively.

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-13, the Company adopted ASC 350, ‘‘Goodwill and Other Intangible Assets’’, on January 1, 2002. ASC 350 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2017.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The Company completed the required annual impairment test in the fourth quarter of 2017. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. The main assumptions used are the following: (i) a five-year business plan approved by management, (ii) a discount rate of 15% for HIFU, 10% for UDS, (iii) a residual value specific to each segment. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

A one percentage point increase in the HIFU discount rate assumed in the impairment testing would not lead the Company to record an impairment charge. Similarly, a one percentage point increase in the UDS discount rate assumed in the impairment testing would not lead the Company to record an impairment charge. The fair value of reporting units exceeds their carrying value by 84% for UDS and 35% for HIFU.

Intangible assets consist of the following:

	December 31,
	2017	2016
Licenses	993	613
Trade name and trademark	393	430
Patents	412	412
Organization costs	320	363
Total gross value	2,118	1,818
Accumulated amortization for licenses	(477)	(475)
Accumulated amortization for trade name and trademark	(383)	(419)
Accumulated amortization for patents	(411)	(412)
Accumulated amortization for organization costs	(320)	(363)
Less: Total accumulated amortization	(1,591)	(1,669)
Total	527	149

Licenses increase is mainly due to SAP program implementation. Amortization expenses related to intangible assets amounted to €74 thousand, €42 thousand and €6 thousand, for the years ended December 31, 2017, 2016 and 2015, respectively.

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31, 2017
2018	79
2019	69
2020	49
2021	48
2022	47
Total	292

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2017	2016
Trade accounts payable	6,220	5,562
Notes payable	90	398
Total	6,310	5,960

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2017	2016
Deferred revenues on maintenance contracts	2,173	1,487
Deferred revenue on RPP	405	350
Deferred revenue on sale of devices	218	173
Deferred research and development grants	61	201
Total	2,857	2,211
Less long term portion	(562)	(333)
Current portion	2,295	1,878

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2017	2016
Retirement indemnities	2,076	2,004
Provision for warranty costs	449	548
Accruals for payroll and associated taxes	611	1,311
Conditional government advances	1,039	267
Value added tax payable	125	182
Advances received from customers	108	115
Provision for Asset Retirement Obligation (Japan)	100	80
Provision for employee termination indemnities (Italy)	349	320
Others	360	307
Total	5,217	5,134
Less non-current portion	(3,681)	(2,818)
Current portion	1,536	2,316

We receive government conditional advances and grants for advanced research programs we conduct alone or in connection with other unrelated entities (mainly HECAM project) which are provided for and managed by French state-owned entities, and specifically “Banque Publique d’Investissement” (“Bpifrance”). We, alone or with other unrelated entities, enter into multi-year contractual arrangements for the financing of specific research programs. These arrangements consist of both grants and conditional advances which are paid in fixed instalments at predetermined contractual dates, subject generally to milestones based on progress of the research and documentation. Grants received are non-refundable. Conditional advances received are subject to a fixed 1.44% interest rate. If and when the research program is considered a commercial success, contractual repayment is required. In addition, if we decide to stop the research program, the conditional advance may be repayable. Grants that relate to expenses we incur for this research program are recognized in the line item “Research and Development Expenses” in the period in which the expenses subject to the grants have been incurred (see Note 19).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Conditional advances as of December 31, 2017, mature as follows, should Research Program advances as per contract:

2018	-
2019	-
2020	-
2021	-
2022 and thereafter	1,039
Total	1,039

Changes in the provision for warranty costs are as follows:

	December 31,
	2017	2016
Beginning of year	548	576
Amount used during the year	(415)	(347)
New warranty expenses	316	319
End of year	449	548
Less current portion	(265)	(346)
Long term portion	184	201

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2017, this equipment consists of medical devices for a liability amount of €58 thousand and vehicles and other IT equipment for a liability amount of €726 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2017 are as follows:

December 31,

2018	269
2019	215
2020	177
2021	105
2022 and thereafter	47
Total minimum lease payments	813
Less: amount representing interest	(30)
Present value of minimum lease payments	783
Less: current portion	(255)
Long-term portion	528

Interest paid under capital lease obligations was €13 thousand, €18 thousand and €24 thousand, for the years ended December 31, 2017, 2016 and 2015, respectively.

12-2 Operating leases

As of December 31, 2017, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France, several leases for facilities in Japan and one lease for the facilities in United States. The French lease contract signed on July 1, 2015 has a lease term of ten years expiring on June 30, 2025, including nine firm years.

Future minimum lease payments for these operating leases consist of the following amounts:

	France	Japan	USA

2018	321	33	47
2019	321	-	48
2020	321	-	50
2021	321	-	4
2022 and thereafter	1,115	-	-
Total	2,399	33	149

Total rent expenses under operating leases amounted to €904 thousand, €841 thousand and €772 thousand, for the years ended December 31, 2017, 2016 and 2015, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

13—SHORT-TERM BORROWINGS

As of December 31, 2017, short-term borrowings consist mainly of €2,718 thousand of account receivables factored and for which the Company is supporting the collection risk As of December 31, 2016, short-term borrowings consist mainly of €1,629 thousand of account receivables factored and for which the Company is supporting the collection risk.

14—LONG TERM DEBT AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

14-1 Long-term debt:

	December 31,
	2017	2016
France term loan	700	-
Japanese term loan (YEN)	40	119
Germany term loan	399	353
Italy term loan	78	128
Total long term debt	1,217	600
Less current portion	(383)	(215)
Total long-term portion	834	384

As of December 31, 2017 and 2016, long-term debt in Japan consists of two loans in Yen with the following conditions:

	Initial Amount	Maturation	Fixed Interest rate	Frequency of principal payments
EDAP Technomed Co. Ltd	55,000,000	June 30, 2018	1.80%	Monthly instalment
	10,000,000	June 30, 2018	2.10%	Monthly instalment

As of December 31, 2017 and 2016, long-term debt in Germany consists of two loans in euro with the following conditions:

	Initial Amount	Maturation	Fixed Interest rate	Frequency of principal payments
EDAP TMS GMBH	450,000	November 30, 2020	2.49%	Monthly instalment

This loan is pledged by an HIFU equipment with a purchase value of €450 thousand.

	Initial Amount	Maturation	Fixed Interest rate	Frequency of principal payments
EDAP TMS GMBH	136,500	December 31, 2022	2.25%	Monthly instalment

This loan is pledged by an UDS equipment with a purchase value of €136 thousand.

As of December 31, 2017 and 2016, long-term debt in Italy consists of a loan in euro for an initial amount of €242 thousand with an interest rate of Euribor 1 month + 4.5% due to mature on June 6, 2019.

As of December 31, 2017, long-term debt in France consists of one loan in Euro to finance the ERP project with the following conditions:

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

	Initial Amount	Maturation	Fixed Interest rate	Reimbursement Periodicity
EDAP TMS FRANCE	700,000	October 16, 2021	0.40%	Quarterly instalment

14-2 Financial instruments carried at fair value:

	December 31,
	2017	2016
Investor Warrants	840	3,921

Total	840	3,921
Less current portion	(840)	(640)
Total long-term portion	-	3,281

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

	At inception date	December 31, 2017	December 31, 2016
Share price at closing date	$1.95	-	$3.28
Strike price of warrants	$2.75	-	$2.75
Risk free interest rate at 5 years	1.05%	-	0%
Share price volatility	120%	-	60.2%
Dividend rates	0%	-	0%
Unit fair value	$1.55	-	$0.69
Total fair value (in thousands)	$2,173	-	$675
Total equivalent amount (in thousand €)	€1,629	-	€640

As of December 31, 2017, all of the March 2012 Investors Warrants were exercised or forfeited.

Fair Value of the May 2013 Investor Warrants:

The valuation model of the Investor Warrants uses the following main assumptions and parameters based on a Black-Scholes model. Note that Warrant’s maturity is assumed to be their legal duration as per Warrant contract.

	At inception date	December 31, 2017	December 31, 2016
Share price at closing date	$3.96	$2.87	$3.28
Strike price of warrants	$4.25	$4.25	$4.25
Risk free interest rate at 5.5 years	1.07%	0%	0%
Share price volatility	71%	57.40%	60.2%
Dividend rates	0%	0%	0%
Unit fair value	$2.35	$0.26	$0,79
Total fair value (in thousand)	$3,525	$392	$1,179
Total equivalent amount (in thousand €)	€2,725	€328	€1,119

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

	At inception date	December 31, 2017	December 31, 2016
Share price at closing date	3.64	2.87	3.28
Strike price of warrants	$4.50	$4.50	$4.50
Risk free interest rate at 2.5 years	0%	0%	0%
Share price volatility	60.20%	57.40%	60.20%
Dividend rates	0%	0%	0%
Unit fair value	$1.09	$0.19	$0.69
Total fair value (in thousands)	$3,579	$614	$2,279
Total equivalent amount (in thousands €)	€3,168	€513	€2,162

Refer to Note 24 for more details on the fair value of Financial Instruments.

14-3 Long-term debt and financial instruments maturity:

Long-term debt and financial instruments carried at fair value at December 31, 2017 mature as follows:

2018	1,223
2019	318
2020	285
2021	203
2022	29
Total	2,058

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2017	2016
Provision for retirement indemnities (Japan & France), less current portion	2,008	1,980
Provision for employee termination indemnities (Italy) less current portion	349	320
Provision for warranty costs, less current portion	184	201
Provision for Asset Retirement Obligation (Japan) less current portion	101	80
Conditional government advances, less current portion	1,039	237
Total	3,681	2,818

Provision for asset retirement obligation in Japan is related to subsidiary’s offices and warehouses.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Pension, post-retirement and post-employment benefits for most of the Company’s employees are sponsored by European governments. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions.

In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2017 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires if he or she is still present at the Company at the date of retirement. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management best estimate based on the following assumptions as of year-end:

	Pension Benefits – France
	2017	2016	2015

Discount rate	1.60%	1.60%	2.20%
Salary increase	2.50%	2.50%	2.50%
Retirement age	65	65	65
Average retirement remaining service period	24	24	24

	Pension Benefits – Japan
	2017	2016	2015

Discount rate	0.50%	0.60%	1.00%
Salary increase	2.50%	2.50%	2.00%
Retirement age	60	60	60
Average retirement remaining service period	14	14	16

In 2017, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	867	1,141
Current liabilities	27	40
Accumulated other comprehensive income (loss)	(165)	(412)
Total	729	769

In 2016, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	840	1,138
Current liabilities	2	24
Accumulated other comprehensive income (loss)	(169)	(465)
Total	673	697

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year for each of the three years ending December 31, 2017:

France	2017	2016	2015

Change in benefit obligations:
Benefit obligations at beginning of year	842	694	665
Service cost	66	45	46
Interest cost	13	15	13
Actuarial (gain) / loss	-	88	(30)
Amortization of net prior service cost	1	-	-
Benefits paid	(27)	-	-
Benefit obligations at end of year (1)	895	842	694

Unrecognized actuarial (gain) loss (2)	144	147	58
Unrecognized prior service cost (2)	22	23	24
Accrued pension cost	729	672	612

(1)	The accumulated benefit obligation was €627 thousand and €597 thousand at December 31, 2017 and 2016 respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognised as components of net periodic benefit costs in 2018 is €4thousand.

Japan	2017	2016	2015

Change in benefit obligations:
Benefit obligations at beginning of year	1,162	906	742
Service cost	118	81	72
Interest cost	6	10	8
Amortization of net loss	24	16	-
Actuarial (gain) / loss	(12)	147	-
Benefits paid	(17)	(38)	-
Exchange rate impact	(99)	40	84
Benefit obligations at end of year(1)	1,182	1,162	906

Unrecognized actuarial (gain) loss (2)	412	464	314
Unrecognized prior service cost (2)	-	-
Accrued pension cost	770	698	592

(1)	The accumulated benefit obligation was €872 thousand and €944 thousand at December 31, 2017 and 2016, respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognised as components of net periodic benefit costs in 2018 is €25 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan

2018	28	40
2019	10	51
2020	-	6
2021	86	51
2022	-	70
2023-2027	277	721

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2017, EDAP TMS S.A.’s common stock consisted of 29,368,394 issued shares (including 3,283,284 new shares issued in the April 2016 Placement for an amount of € 6,063 thousand after deduction of issuance costs of €943 thousand) fully paid and with a par value of €0.13 each. 28,997,866 of the shares were outstanding.

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

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of €14,523 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2017, the 370,528 shares of treasury stock consisted of (i) 190,238 shares acquired between August and December 1998 for €649 thousand, and (ii) 180,290 shares acquired in June and July 2001 for €493 thousand. All 370,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2017, the 370,528 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows: 120,100 shares which may be purchased at a price of €2.38 per share pursuant to the exercise of options that were granted on June 25, 2010.

As of December 31, 2017, EDAP TMS S.A. sponsored four stock purchase and subscription option plans:

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

On May 22, 2007, the shareholders of the Company authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares. Conforming to this stock option plan, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS on October 29, 2007, and 95,912 options to subscribe to new Shares to certain employees of EDAP TMS on June 25, 2010. Under this plan, a total of 50,000 options to subscribe to new shares were still in force on December 31, 2017.

On June 24, 2010, the shareholders of the Company authorized the Board of Directors to grant up to 229,100 options to purchase up to 229,100 Shares. Conforming to this stock option plan, the Board of Directors granted 229,100 options to purchase Shares to certain employees of EDAP TMS on June 25, 2010. Under this plan, 120,100 options were still in force on December 31, 2017.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. Under this plan, 297,500 options were still in force on December 31, 2017.

On February 18, 2016, the shareholders authorized the Board of Directors to grant up to 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 575,000 options to subscribe Shares to certain employees of EDAP TMS on April 26, 2016. Under this plan, 525,000 options were still in force on December 31, 2017. Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 260,000 options to subscribe Shares to certain employees of EDAP TMS on April 25, 2017. Under this plan, 215,000 options were still in force on December 31, 2017.

As of December 31, 2017, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2017		2016		2015
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,427,438	2.94	917,188	2.79	1,095,850	2.76
Granted	260,000	2.39	575,000	3.22	-	-
Exercised	(60,000)	1.91	-	-	(72,412)	2.13
Forfeited	(134,750)	3.09	(64,750)	3.30	(106,250)	2.88
Expired	(285,088)	3.99	-	-	-	-
Outstanding on December 31,	1,207,600	2.61	1,427,438	2.94	917,188	2.79
Exercisable on December 31,	598,850	2.29	774,938	2.87	724,688	3.03

Shares purchase options available for grant on December 31	250,428		243,428		232,428

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2017:

			Outstanding options				Fully vested options (1)
Exercise price (€)			Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)

	3.22		525,000	8.3	3.22	-	131,250	3,22	-
	2.39		215,000	9.3	2.39	646	-	-	-
	2.38		120,100	2.5	2.38	1,562	120,100	2.38	1,562
	1.91		297,500	5.0	1.91	143,694	297,5000	1.91	143,694
	1.88		50,000	2.5	1.88	25,650	50,000	1.88	25,650
1.88	to	3.22	1,207,600	7.2	2.61	171,553	598,850	2.29	170,907

(1)	Fully vested options are all exercisable options
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $2.87at December 31, 2017, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2017, and changes during the year ended December 31, 2017, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2017	652,500	1.62
Granted	260,000	1.67
Vested	(230,000)	1.53
Forfeited	(88,750)	1.67
Non-vested at December 31, 2017	593,750	1.67

As of December 31, 2017, there were €427 thousands of total unrecognized compensation expenses related to non-vested stock-options, over a weighted average period of 4.32 year.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

16-6 Other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) net of tax, for the years ended December 31, 2017, and 2016, are as follows:

	Year Ended December 31, 2017
	Foreign currency translation adjustments	Provision for retirement indemnities	Total
Beginning balance	(3,315)	(634)	(3,949)
Other comprehensive income (loss) before reclassifications	-	-	-
Reclassified from accumulated other comprehensive loss	-	-	-
Net current-period other comprehensive income (loss) …..	288	57	345
Ending balance	(3,027)	(577)	(3,604)

	Year Ended December 31, 2016
	Foreign currency translation adjustments	Provision for retirement indemnities	Total
Beginning balance	(3,171)	(396)	(3,567)
Other comprehensive income (loss) before reclassifications	-	-	-
Reclassified from accumulated other comprehensive loss	-	-	-
Net current-period other comprehensive income (loss) …..	(144)	(238)	(382)
Ending balance	(3,315)	(634)	(3,949)

As the deferred tax assets are depreciated, there is no net impact of tax.

17—OTHER REVENUES

Other revenues consist of the following:

	2017	2016	2015
Licenses and others	60	32	35
Total	60	32	35

In 2017, 2016 and 2015, other revenues mainly consist of sales of a license to Theraclion.

18—COSTS OF SALES

Costs of sales consist of the following:

	2017	2016	2015
Direct costs of sales	(12,706)	(11,161)	(11,659)
Indirect costs of sales	(8,232)	(8,039)	(6,809)
Total costs of sales	(20,938)	(19,200)	(18,468)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

19—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2017	2016	2015
Gross research and development expenses	(4,539)	(4,577)	(3,308)
Research Tax Credit	504	511	448
Grants	154	198	170
Net Research and development expenses	(3,881)	(3,868)	(2,690)

In 2017, 2016 and in 2015 grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of liver cancer (HECAM Development project).

Research and development costs are expensed as incurred and include amortization of assets, costs of prototypes, salaries, benefits and other headcount related costs, contract and other outside service fees, and facilities and overhead costs.

20—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2017	2016	2015
Interest income	18	21	18
Interest expense	(44)	(57)	(64)
Warrants exercised / forfeited	625	174	330
Changes in fair value of the warrants (1)	2,044	3,811	(2,377)
Total	2,643	3,949	(2,094)

(1)	For more details on the fair value of Financial Instruments, please refer to Notes 14-2 and 24.

21—INCOME TAXES

21-1 Income / (Loss) before income taxes

Income / (loss) before income taxes is comprised of the following:	2017	2016	2015
France	1,003	4,936	(543)
EDAP Inc, U.S.A.	(2,052)	(850)	(380)
Other countries	756	358	16
Total	(293)	4,444	(907)

21-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2017	2016	2015
Current income tax expense:
France	(161)	(323)	(712)
Other countries	(373)	(249)	(55)
Sub-total current income tax expense	(534)	(572)	(767)
Deferred income tax (expense) benefit:
France	(15)	(2)	(4)
Other countries	161	(30)	11
Sub-total deferred income tax (expense) benefit	146	(32)	7
Total	(388)	(602)	(759)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

21-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows by nature:

	December 31,
	2017	2016
Net operating loss carry forwards	13,218	18,392
Elimination of intercompany profit in inventory	167	394
Elimination of intercompany profit in fixed assets	265	250
Provisions for retirement indemnities	566	275
Other items	216	153
Total deferred tax assets	14,434	19,465
Capital leases treated as operating leases for tax	(3)	(3)
Total deferred tax liabilities	(3)	(3)
Net deferred tax assets	14,431	19,462
Valuation allowance for deferred tax assets	(14,266)	(19,450)
Deferred tax assets (liabilities), net of allowance	165	12

Net operating loss carryforwards available amounts to € 55,338 thousand as of December 31, 2017, of which of € 33,329 thousand at EDAP TMS SA, €18,686 thousand at Edap Technomed Inc., €2,210 thousand at Edap Technomed Co Ltd Japan, €1,113 thousand at EDAP Technomed Italia S.R.L. These net operating losses generate deferred tax assets of €13,218 thousand as at December 31, 2017. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2017, €34,442 thousand out of these €55,338 thousand net operating loss carry-forwards have no expiration date. The remaining tax loss carry-forwards expire from years 2019 through 2037. In accordance with ASC 740, a valuation allowance is established if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

The 2017 Tax Act was enacted on December 22, 2017. The 2017 Tax Act includes a number of changes in existing tax law which will impact our business in the U.S. Starting with tax year 2018, the U.S. corporate tax rates changed from a graduated system ranging from 15% to 39% to a flat 21% of taxable net income.  For taxable net income of $100K and greater for years 2018 and following, EDAP’s U.S. subsidiary would pay significantly lower taxes than with the previous tax law.

Starting from tax year 2018, the French corporate tax rates of taxable net income will gradually decrease from 33.33% to 25% in 2022.

The effect of changes in tax rate led to a decrease in deferred tax assets by amount of €5 480k which is mainly related to France and U.S.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

21-4 Effective tax rate

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax rate is as follows:

	2017	2016	2015
French statutory rate	33.3%	33.3%	33.3%
Income of foreign subsidiaries taxed at different tax rates	21.8%	(2.4%)	3.9%
Effect of net operating loss carry-forwards and valuation allowances	(520.6%)	(2.6%)	52.4%
Non-taxable debt fair value variation	349.2%	(27.2%)	(83.9%)
Permanent differences	60.6%	(4.9%)	40.7%
Effect of cancellation of intra-group positions	49.1%	-	(78.3%)
French business tax included in income tax (CVAE)	(54.7%)	3.4%	(16.0%)
Other	(70.6%)	13.9%	(35.8%)
Effective tax rate	(131.9%)	13.5%	(83.7%)

21-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2017 the Company believes that there is no significant uncertainty in the Company’s tax positions.

The Company remains subject to examination by major tax jurisdictions.

Interest and penalties on income taxes are classified as a component of the provision for income taxes. There were no interest or penalties in 2015, 2016 and 2017.

22—EARNINGS (LOSS) PER SHARE

	December 31, 2017	December 31, 2016	December 31, 2015
Income (loss) available to common shareholders	(€681,345)	€ 3,842,201	(€1,666,658)
Number of shares for the computation of basic EPS	28,961,928	27,823,313	25,021,966
Basic EPS	(€0.02)	€ 0.14	(€0.07)
Effect of dilutive securities	581,915	1,542,270	1,978,758
Number of shares for the computation of diluted EPS	28,961,928	29,365,583	25,021,966
Diluted EPS income (loss)	(€0.02)	€ 0.13	(€ 0.07)

Diluted EPS income (loss) available to common shareholders is computed including assumed conversions as all dilutive securities, consisting of stock options and warrants are out of the money.

The effects of dilutive securities for the year ended December 31, 2015 and 2017 were excluded from the calculation of diluted earnings per share as a net loss was reported in these periods.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

23—COMMITMENTS AND CONTINGENCIES

23-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12-2.

23-2 Litigation

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

On September 14, 2015, we received a confirmation of the dismissal of our class action. On November 11, 2015, we announced the appeals period had concluded with no notice of appeal filed by the plaintiffs. In 2015, total costs incurred related to this litigation amounted to €171 thousand. The remaining accrued amount was reversed as of December 31, 2015.

23-3 Contingencies

The Company currently has contingencies relating to warranties provided to customers for products as described in Note 1-15 and Note 11.

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

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

	ASC 820 Level	December 31, 2017	December 31, 2016
Assets:
Cash and cash equivalents	Level 1	20,004	21,989
Liabilities:
Short-term borrowings	Level 1	2,718	1,629
Long-Term Debt	Level 1	1,217	600
Investor Warrants	Level 3	840	3,921

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2015 to December 31, 2017:

All amounts in thousands Euros unless otherwise stated	Investor Warrants 2012	Placement Agent Warrants 2012	Investor Warrants 2013	Placement Agent Warrants 2013	Investor Warrants 2016	Total Financial instruments carried at fair value
As of December 31, 2015	1,691	99	2,514	73	-	4,377
Warrants granted	-	-	-	-	3,168	3,168
Warrants forfeited (see note 20)	-	-	-	(72)	-	(72)
Warrants exercises (see note 20)	(5)	(99)	-	-	-	(102)
FV adjustments (see note 20)	(1,100)	-	(1,478)	-	(1,232)	(3,811)
USD/EUR exchange impact	53	-	81	-	227	360
As of December 31, 2016	640	-	1,118	-	2,162	3,921
Warrants granted	-	-	-	-	-	-
Warrants forfeited (see note 20)	(489)	-	-	-	-	(489)
Warrants exercises (see note 20)	(136)	-	-	-	-	(136)
FV adjustments (see note 20)	-	-	(656)	-	(1,388)	(2,044)
USD/EUR exchange impact	(16)	-	(135)	-	(262)	(412)
As of December 31, 2017	-	-	328	-	512	840

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1,0 million and €1.0 million, for the years ended December 31, 2017 and 2016, respectively.

Actual losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2017, 2016 and 2015, the Company did not generate more than 10% revenue with a single customer.

26—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2017, there were no outstanding hedging instruments.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

27—SEGMENT INFORMATION

The Company currently has four reporting segments: the corporate activities of the holding Company, EDAP TMS S.A., the High Intensity Focused Ultrasound division, the Urological Devices and Services division and a reporting segment dedicated to the FDA approval for Ablatherm-HIFU activity. Following the Ablatherm FDA clearance received on November 9, 2015, there is no more cost recorded on the FDA segment in 2016 and 2017. The following tables set forth the key income statement figures, by segment for fiscal years 2017, 2016 and 2015 and the key balance sheet figures, by segment, for fiscal years 2017, 2016 and 2015.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2017	2016	2015
Segment operating income (loss)	(2,027)	392	488
Financial income (expense), net	2,643	3,949	(2,094)
Foreign Currency exchange (losses) gains, net	(909)	103	699
Other income (expense), net	-	-	-
Income tax (expense) credit	(388)	(602)	(759)
Consolidated net profit (loss)	(681)	3,842	(1,667)

Percentage of net sales derived from our operations in Asia, France, the United States. and other geographical areas, are as follows:

	2017	2016	2015
Asia	38%	29%	34%
France	30%	27%	24%
United States	5%	10%	5%
Others geographical areas	27%	34%	37%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2017, 2016 and 2015:

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2017
Sales of goods	4,232	18,348	-	-	22,580
Sales of RPPs & leases	3,800	1,295	-	-	5,095
Sales of spare parts and services	1,445	6,566	-	-	8,011
Total sales	9,477	26,209	-	-	35,686
External other revenues	36	24	-	-	60
Total revenues	9,513	26,233			35,746
Total COS	(4,732)	(16,207)	-	-	(20,938)
Gross profit	4,782	10,026	-	-	14,808
R&D expenses	(2,469)	(1,413)	-	-	(3,881)
Selling and marketing expenses	(4,004)	(5,521)	-	-	(9,526)
G&A expenses	(1,009)	(1,057)	(1,362)	-	(3,428)
Total expenses	(7,482)	(7,991)	(1,362)	-	(16,835)
Operating income (loss) from operations	(2,701)	2,035	(1,362)	-	(2,027)
Total Assets	11,333	27,803	7,761	-	46,897
Capital expenditures	1,190	928	-	-	2,118
Long-lived assets	2,804	4,278	-	-	7,082
Goodwill	645	1,767	-	-	2,412

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2016
Sales of goods	9,382	14,664	-	-	24,045
Sales of RPPs & leases	3,547	1,359	-	-	4,906
Sales of spare parts and services	862	5,766	-	-	6,628
Total sales	13,791	21,789	-	-	35,579
External other revenues	28	4	-	-	32
Total revenues	13,819	21,792			35,611
Total COS	(5,710)	(13,490)	-	-	(19,200)
Gross profit	8,109	8,302	-	-	16,411
R&D expenses	(2,452)	(1,416)	-	-	(3,868)
Selling and marketing expenses	(3,888)	(4,968)	-	-	(8,856)
G&A expenses	(804)	(1,177)	(1,315)	-	(3,296)
Total expenses	(7,144)	(7,560)	(1,315)	-	(16,019)
Operating income (loss) from operations	964	742	(1,315)	-	392
Total Assets	11,680	24,202	10,709	-	46,591
Capital expenditures	1,013	608	-	-	1,621
Long-lived assets	1,775	3,812	192	-	5,779
Goodwill	645	1,767	-	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS (Corporate)	FDA	Total consolidated
2015
Sales of goods	4,878	17,027	-	-	21,906
Sales of RPPs & leases	2,908	1,501	-	-	4,408
Sales of spare parts and services	658	5,246	-	-	5,904
Total sales	8,444	23,774	-	-	32,218
External other revenues	32	3	-	-	35
Total revenues	8,476	23,777	-	-	32,253
Total COS	(3,636)	(14,832)	-	-	(18,468)
Gross profit	4,841	8,945	-	-	13,785
R&D expenses	(1,387)	(992)	-	(311)	(2,690)
Selling and marketing expenses	(2,284)	(5,122)	-		(7,406)
G&A expenses	(646)	(1,192)	(1,363)		(3,202)
Total expenses	(4,318)	(7,306)	(1,363)	(311)	(13,298)
Operating income (loss) from operations	523	1,639	(1,363)	(311)	488
Total Assets	9,619	25,818	3,144	-	38,581
Capital expenditures	457	207	-	-	664
Long-lived assets	1,437	3,320	192	-	4,949
Goodwill	645	1,767	-	-	2,412

28—VALUATION ACCOUNTS

	Allowance for deferred tax assets	Allowance for doubtful accounts	Slow-moving inventory	Warranty reserve
Balance as of December 31, 2014	23,125	1,274	741	712
Charges to costs and expenses	218	124	275	354
Deductions: write-off and others	(4,131)	(307)	(288)	(490)
Balance as of December 31, 2015	19,212	1,091	728	576
Charges to costs and expenses	238	103	121	319
Deductions: write-off and others		(233)	(46)	(347)
Balance as of December 31, 2016	19,450	960	803	548
Charges to costs and expenses	1,536	69	239	316
Deductions: write-off and others	(6,720)	-	(319)	(415)
Balance as of December 31, 2017	14,266	1,029	723	449

29—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2017	2016	2015
Income taxes paid (refunds received)	585	596	159
Interest paid	41	41	43
Interest received	7	4	7

Non-cash transactions:	2017	2016	2015
Capital lease obligations incurred	484	285	105

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

30—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea", who resigned from his position with EDAP on October 11, 2017, was also the Chairman of a Korean company named Dae You. A new independent General Manager was immediately appointed as Head of EDAP-TMS Korea with no relation with the company Dae You, therefore, in the future, transactions with this company will no longer be considered related party transactions. EDAP-TMS Korea subcontracted until October 11, 2017, the service contract maintenance of our medical devices installed in Korea to Dae You. The amounts invoiced by Dae You under this contract were €41 thousand, €62 thousand and €78 thousand, for 2017, 2016 and 2015 respectively. As of December 31, 2017, the Company recorded no payables to Dae You. As of December 31, 2016, payables to Dae You amounted to €9 thousand.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €161 thousand, €483 thousand and €408 thousand, in 2017, 2016 and 2015, respectively. As of December 31, 2017, the Company recorded no receivables (‘Net trade accounts and notes receivable’). As of December 31, 2016, receivables (‘Net trade accounts and notes receivable’) amounted to €325 thousand.

31—SUBSEQUENT SIGNIFICANT EVENTS

N/A