Form 20-F
period 2018-12-31
EDAP TMS SA
filed 2019-04-12
CIK 1041934

As filed with the Securities and Exchange Commission on April 12, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

Or

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2018

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

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018: 28,997,866 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___ No   X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ___ No   X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes   X   No ___

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes   X   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___    Accelerated filer   X      Non-accelerated filer ___    Emerging growth company ___

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ___

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ___ Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No   X

TABLE OF CONTENTS

Page

Presentation of Financial and Other Information	4
Cautionary Statement on Forward-looking Information	4

PART I

PART II

PART III

Item 17.	Financial Statements	66
Item 18.	Financial Statements	66
Item 19.	Exhibits	66

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, references herein to “we,” “us,” “our” or “group” are to EDAP TMS S.A. and its consolidated subsidiaries and references herein to the “Company,” “EDAP” or “EDAP TMS” are to EDAP TMS S.A.

We prepare our consolidated financial statements in conformity with United States generally accepted accounting principles (‘‘U.S. GAAP’’). In this annual report, references to ‘‘euro’’ or ‘‘€’’ are to the legal currency of the countries of the European Monetary Union, including the Republic of France, and references to ‘‘dollars,’’ ‘‘U.S. dollars’’ or ‘‘$’’ are to the legal currency of the United States of America. Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. See Item 11, ‘‘Quantitative and Qualitative Disclosures about Market Risk’’ for a discussion of the effects of fluctuations in currency exchange rates on the Company.

The following are registered trademarks of the Company in the United States: EDAP TMS® & associated logo, EDAP®, Ablatherm®, Ablasonic®, Ablapak®, Sonolith i-sys®, Sonolith i-move®, Focal.One®. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ “should,” ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	the success of our High Intensity Focused Ultrasound (“HIFU”) technology;
-	the clinical and regulatory status of our HIFU devices in various geographical territories;
-	the uncertainty of market acceptance for our HIFU devices;

-	the uncertainty in the U.S. FDA review and approval process for any of our devices and changes in FDA recommendations and guidance;

-	effects of intense competition in the markets in which we operate;

-	the uncertainty of reimbursement status of procedures performed with our products;

-	the market potential for our lithotripters’ range and our HIFU devices;

-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;

-	dependence on our strategic suppliers and distribution partners;

-	any event or other occurrence that would interrupt operations at our primary production facility;

-	reliance on patents, licenses and key proprietary technologies;

-	cybersecurity risks and incidents,

-	product liability risk;

-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;

-	fluctuations in results of operations due to the cyclical nature of demand for medical devices;

-	risks associated with the current uncertain worldwide economic, political and financial environment;

-	risks relating to ownership of our securities; and

-	risks relating to securities litigations involving class actions.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2018 and 2017 and the selected income statement data for the years ended December 31, 2018, 2017 and 2016 set forth below have been derived from our consolidated financial statements included in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

Year Ended and at December 31,

In thousands of euro, except per share data in euro	2018	2017	2016	2015	2014
INCOME STATEMENT DATA
Total revenues	39,183	35,746	35,611	32,253	26,785
Totalsales	39,163	35,686	35,579	32,218	26,252
Gross profit	16,917	14,808	16,411	13,785	11,201
Operating expenses	(18,232)	(16,835)	(16,019)	(13,298)	(12,937)
Income (loss) from operations	(1,315)	(2,027)	392	488	(1,736)
Basic Income (loss) from operations per common share	(0.05)	(0.07)	0.01	0.02	(0.07)
Diluted Income (loss) from operations per common share	(0.05)	(0.07)	0.01	0.02	(0.07)
Income (loss) before income taxes	20	(294)	4,444	(907)	(396)
Income tax (expense) benefit	(358)	(388)	(602)	(759)	(116)
Net income (loss)	(338)	(681)	3,842	(1,667)	(512)
Basic earnings (loss) per share	(0.01)	(0.02)	0.14	(0.07)	(0.02)
Diluted earnings (loss) per share	(0.01)	(0.02)	0.13	(0.07)	(0.02)
Dividends per share(1)	—	—	—	—	—
Basic weighted average shares outstanding	28,997,866	28,961,928	27,823,313	25,021,966	23,601,428
Diluted weighted average shares outstanding	28,997,866	28,961,928	29,365,583	25,021,966	23,601,428
BALANCE SHEET DATA
Total current assets	40,376	39,574	40,502	32,992	26,575
Property and equipment, net	4,208	3,682	2,770	2,123	2,122
Total assets	48,740	46,897	46,591	38,581	32,154
Total current liabilities	16,812	16,134	15,010	16,271	12,158
Capital lease obligations, less current portion	852	528	313	294	355
Long-term debt, less current portion	1,339	834	3,665	4,798	2,434
Common stock, €0.13 par value; 29,368,394 shares issued and 28,997,866 shares outstanding; at December 31, 2018 and 2017 respectively	3,818	3,818	3,783	3,348	3,282
Total shareholders’ equity	24,964	25,158	24,451	14,430	15,141
(1)	No dividends were paid with respect to fiscal years 2014 through 2017 and subject to approval of the annual shareholders’ meeting to be held in 2018 the Company does not anticipate paying any dividend with respect to fiscal year 2018. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

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

Risks Relating to Our Business

We have a history of operating losses and it is uncertain whether we can reach profitability in the future.

Although we achieved operational profitability in 2015 and 2016, we have incurred operating losses in 2018 and 2017 and in each previous fiscal year prior to 2015, since 1998. We expect that our marketing, selling and research and development expenses will increase as we attempt to develop and commercialize our lithotripsy and particularly our HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. We cannot guarantee that we will realize sufficient revenue to reach profitability in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

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

Although we are particularly dependent on the success of our HIFU technology to grow our business, other revenues, generated by our Urology Devices and Services (“UDS”) division and directly linked to the distribution of other complementary products on behalf of medical companies, continue to increase significantly and contribute to our revenue growth. While we believe that our UDS division can successfully pursue the marketing of its worldwide distribution platform, any termination of distribution commitments from such medical third parties could have a material adverse effect on our business, financial condition or results of operations. See “—Item 4, “Information on the Company—UDS Division— UDS Division Services and Distribution.”

We utilize distributors for our sales abroad, which subjects us to a number of risks that could harm our business.

We have developed strategic relationships with a number of distributors for sales and service of our devices in certain foreign countries where we are not directly represented by a subsidiary. If these relationships are terminated and not replaced, our revenues and/or ability to market or service our devices in the related territories could be adversely affected. Our distributors’ actions may affect our ability to effectively market our devices in certain foreign countries if, for example, a distributor holds the regulatory authorizations in such countries and causes, by action or inaction, the suspension of such regulatory authorizations or sanctions for non-compliance. It may be difficult, expensive, and time consuming for us to re-establish market access or regulatory compliance in such case. Moreover, our distributors must be in compliance with anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials or to customers and we may not be able to trace or be kept informed of such corruption. In addition, we may be named as a defendant in lawsuits against our distributors related to sales or service of our devices performed by these distributors. See our risk factor below “We face a significant risk of exposure to product liability claims in the event that the use of our products results in personal injury or death.”

We operate in a highly regulated industry and our future success depends on obtaining and maintaining government regulatory approval of our products, which we may not receive or be able to maintain or which may be delayed for a significant period of time.

Government regulation significantly impacts the development and marketing of our products, particularly in the United States, EU and Japan. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA with respect to the United States. In that respect, the FDA may not act favorably or quickly in its review of our submissions, or we may encounter significant difficulties in our efforts to obtain FDA clearance or approval, all of which could delay or preclude the sale of new products in the U.S. In the European Union, the regulation of medical devices is being updated -the European Medical Device Regulation (“MDR”) and will be effective as of 2020 imposing stricter requirements on the conformity assessment and the commercialization of our products. An MDR gap analysis is currently being performed in preparation of MDR transition within the expected timelines. During transition period, regulatory actions are being implemented to ensure our devices continue to be distributed on European and international markets after May 2020.

The process of applying for regulatory approval is often lengthy and requires the expenditure of substantial resources. Further, there can be no assurance that we will receive the required approvals for our products from the required regulatory authorities or, if we do receive the required approvals, that we will receive them on a timely basis, on the conditions and for the indications we seek, or that we will otherwise be able to satisfy the conditions of such approval, if any.

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

Moreover, we may also be required to abandon previous strategies for regulatory approval, despite having made significant financial and time investments, or refocus our efforts on alternative regulatory strategies, resulting in increased costs and efforts of management, without any guarantee of success, which could materially adversely affect our business, financial condition and results of operations.

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

Finally, changes to regulatory policy or the adoption of additional statutes or regulations that affect our business could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

Our clinical trials related to products using HIFU technology may not be successful and we may not be able to obtain regulatory approvals necessary for commercialization of all of our HIFU products.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. Product development, including pre-clinical studies and clinical trials is a long, expensive and uncertain process, and is subject to delays and failures at any stage. We or the relevant regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies may even refuse to grant exemptions to pursue clinical trials. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large scale clinical trials. Companies can suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials. Furthermore, data obtained from a trial can be insufficient to demonstrate that our products are safe, effective, and marketable. The commencement, continuation or completion of any of our clinical trials may be delayed or halted, or inadequate to support approval of an application to regulatory authorities for numerous reasons including, but not limited to:

•	that regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold, discussions with regulatory authorities to improve our clinical protocols may prove difficult and lengthy; See Item 4, ‘‘Information on the Company—HIFU Division Clinical and Regulatory Status.’’

•	slower than expected rates of patient recruitment and enrolment;

•	inability to adequately monitor patient during or after treatment;

•	failure of patients to complete the clinical trial;

•	prevalence and severity of adverse events and other unforeseen safety issues;

•	third-party organizations not performing data collection and analysis in a timely and accurate manner;

•	governmental and regulatory delays or changes in regulatory requirements, policies or guidelines;

•	the interim or final results of a clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	that regulatory authorities conclude that our trial design is inadequate to demonstrate safety and efficacy.

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

The commercial success of our products depends on whether procedures performed by those products are eligible for reimbursement approved by national health authorities and third-party payers.

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers for procedures performed with our products. In the United States, we are dependent upon favorable decisions by CMS for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, which could negatively affect reimbursement for procedures performed using our devices. In May 2017, CMS granted a C-code for the use of HIFU for prostate tissue ablation, effective July 1st, 2017. This C-code covers hospital practical fees. We are currently in discussion with private insurers to advance on the reimbursement of HIFU procedures for prostate tissue ablation. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek regulatory approval in each Member State. Procedures performed with our HIFU devices are not reimbursed in the European Union with the exception of Italy, Germany, in the United Kingdom (where procedures are partially reimbursed by either public healthcare systems or private insurers and in France under certain conditions). On April 18, 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of a specific process (“Forfait Innovation”) to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries. HIFU patients are still being treated and entered into the dedicated registry. Under this specific process, French healthcare government authorities will review the clinical data gathered following this decision in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that a definitive reimbursement code will finally be granted.

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

We cannot assure investors that additional reimbursement approvals will be obtained in the near future. If reimbursement for our products is unavailable, limited in scope or amount, or if pricing is set at unsatisfactory levels, and if we fail to establish or maintain a certain level of reimbursement or full reimbursement from healthcare payers or governments and private healthcare payers’ policies change, it could have a material adverse effect on our business, financial condition and results of operations.

HIFU technology may not be adopted by the medical community and may never become a standard of care.

Our HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and efficacy and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain adoption by the medical community. Physician adoption depends, among other things, on evidence of the cost effectiveness of a therapy as compared to existing therapies and on adequate reimbursement from healthcare payers. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

If our HIFU devices do not achieve an adequate level of acceptance by physicians, patients, health care payers and the medical community and never become a standard of care, we may not generate or maintain positive cash flows and we may not become profitable or be able to sustain profitability. If we do achieve market acceptance of our products, we may not be able to sustain it or otherwise achieve it to a degree, which would support the ongoing viability of our operations.

Our cash flow is highly dependent on demand for our products.

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. Although in 2015 and 2016, our operating cash flow was positive, in 2018 our operating cash flow was negative due to the operating loss and working capital cash requirements, to expand our worldwide activities. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers to meet their financial obligations to us, would reduce the funds available to us. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in clinical trials, sales efforts as well as marketing campaigns and promotional tools, particularly to implement our expanded U.S. and global strategy following the FDA clearance of Ablatherm, and Focal One, while there is no assurance that this will result in the increase in the demand for our products and services.

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

We believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Wolf, Storz and Dornier. In the markets that we target for our HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of medical devices. In the HIFU market, our devices, in particular the Ablatherm and the Focal One, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other energies addressing prostate cancer ablation are also currently being developed such as electroporation and microwave. Other companies working with HIFU technology for the minimally invasive treatment of tumors include SonaCare Medical, a U.S. company that markets a device called the Sonablate for the ablation of prostatic tissue. Sonablate was approved by the FDA for commercialization in the U.S. in October 2015. Profound Medical, a Canadian company, is developing transurethral ultrasound therapy for prostate cancer. Profound Medical acquired Philips Healthcare’s HIFU activity, integrating the development of HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. Insightec, an Israeli company owned mainly by General Electric and Elbit Medical Imaging, has developed a device using HIFU technology to treat uterine fibroids, painful bone tumors and brain disorders. Theraclion, a French company licensed by EDAP to use of some of our HIFU patents, is currently marketing the Echopulse HIFU device to treat thyroid tumors and benign breast tumors. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. See Item 4, ‘‘Information on the Company—HIFU Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—UDS Division.’’

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

Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, the outcome of such claims may be highly uncertain. The medical device industry has been characterized by extensive patents and other intellectual property rights litigation. From time to time we may receive letters from third parties drawing our attention to their patent rights. Our products, including our HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by our technical and management personnel. An adverse determination in any such litigation or proceeding to which we become a party could subject us to significant liability to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign certain products or subject us to injunctions preventing the manufacture, use or sale of the affected products. In addition to being costly, drawn-out litigation to defend or prosecute intellectual property rights could cause our customers or potential customers to defer or limit their purchase or use of our products until the litigation is resolved. See Item 4, ‘‘Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property’’ and Item 4, ‘‘Information on the Company—UDS Division—UDS Division Patents and Intellectual Property.’’

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

In the conduct of our business, we collect, use, transmit and store data on information technology systems. This data includes confidential information belonging to us, our customers and other business partners, as well as personally identifiable information of individuals. We also store data related to our clinical trials on our information technology systems. We also rely in part on the reliability of certain tested third parties' cybersecurity measures, including firewalls, virus solutions and backup solutions. Cybersecurity incidents, such as breaches of data security, disruptions of information technology systems and cyber threats, may result in business disruption, the misappropriation, corruption or loss of confidential information and critical data (ours or that of third parties), reputational damage, litigation with third parties, diminution in the value of our investment in research and development, data privacy issues and increased cybersecurity protection and remediation costs. Like many companies, we may experience certain of these incidents given that the external cyber-attack threat continues to grow. Moreover, we devote significant resources to network security, data encryption and other measures to protect our systems and data from unauthorized access or misuse, including meeting certain information security standards that may be required by our customers, all of which increases cybersecurity protection costs. We have not experienced any significant or material cybersecurity threats or incidents through the date of this annual report. As these threats, and government and regulatory oversight of associated risks, continue to grow, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain.

There can be no assurance that our efforts or those of our third-party service providers to implement adequate security and control measures would be sufficient to protect against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyber-attack, security breach, industrial espionage attacks or insider threat attacks which could result in financial, legal, business or reputational harm. Future cybersecurity breaches or incidents or further increases in cybersecurity protection costs may have a material adverse effect on our business, financial condition or results of operations.

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

Our French and international operations expose us to additional costs and legal and regulatory risks, which could have a material adverse effect on our business, results of operations and financial condition.

We have significant French and international operations. We have direct distribution channels in over fifty countries outside of France, our country of incorporation, and through our foreign subsidiaries. Compliance with complex foreign and French laws and regulations that apply to our international operations increases our cost of doing business. These regulations include, among others, U.S. laws such as the U.S. Foreign Corrupt Practices Act (FCPA) and other U.S. federal laws and regulations established by the Office of Foreign Asset Control, laws such as the UK Bribery Act 2010 or other local laws, which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. We have adopted a Code of Ethics that requires employees to comply with applicable laws and regulations and particularly with Article 8 of law n°2016-1691 (known as Sapin II law). In accordance with Sapin II law, we have implemented a whistle-blowing policy. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (particularly with respect to the recent invalidation of the U.S.-European Union safe harbor by the European Court of Justice), labor relations laws, tax laws, anti-competition regulations, “Know Your Customer” requirements, import and trade restrictions, export requirements.

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

In May 2018, the new EU data protection framework, the General Data Protection Regulation (“GDPR”) took effect. The GDPR significantly increases the level of data protection and imposes a greater compliance burden on companies. In particular, it now treats also clinical data as personal data, requiring us to implement more extensive procedures in the collection and processing of clinical trial data. Furthermore, the GDPR significantly increases the level of sanctions for non-compliance. The European Union data protection authorities have the power to impose administrative fines of up to a maximum of €20 million or 4% of the Company’s consolidated revenues for the preceding financial year, whichever is higher. We believe that the regulation should not have a material impact on our business or the way our technologies operate. However, due to the small size of the Company, we may not be able to adequately document all data collection, to obtain related consents in due time, to adequately protect private collected data or nor to react in due time to address an individual request linked to GDPR application.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2018, approximately 74% of our total costs of sales and operating expenses were denominated in euro, while approximately 41% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2018, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Our results of operations have fluctuated significantly from quarter to quarter in the past and may continue to do so in the future, as we experience long and variable product sales cycles which are long and seasonal

Our results of operations have fluctuated in the past and are expected to continue to fluctuate significantly from quarter to quarter depending upon numerous factors, including, but not limited to, the timing and results of clinical trials, changes in healthcare reimbursement policies, cyclicality of demand for our products, changes in pricing policies by us or our competitors, new product announcements by us or our competitors, customer order deferrals in anticipation of new or enhanced products offered by us or our competitors, product quality problems and exchange rate fluctuations. Furthermore, because our main products have relatively high unit prices, the amount and timing of individual orders can have a substantial effect on our results of operations in any given quarter.

The sales cycle of our products is lengthy as our products are high value capital items for our customers which purchase generally requires the approval of management or Boards of hospitals, purchasing groups and government authorities if applicable. In addition, some sales are subject to public tender offer processes and approvals which could happen to be lengthy and as a result, hospitals may delay their purchase orders according to their timelines and budget allocation. It is difficult to predict the exact timing for closing product sales directly linked to the length of capital expenditure cycles. Historically, our sales of products have tended to be stronger during the fourth quarter of each fiscal year.

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

In addition, we rely on the credit market to secure dedicated lease financings to fund the development of our Revenue-Per-Procedure (“RPP”) business model related to the sale of treatments’ procedures. Due to the limited availability of lending, we may be unable to access sufficient lease financing. Without lease financing, we may be unable to continue the development of our RPP model or we may need to fund such activity out of our existing working capital. Similarly, some of our clients rely on lease financing to finance their purchases of equipment. Limited availability of lease financing facilities may also affect their purchasing decisions and may adversely impact our equipment sales.

The United Kingdom (the “UK”) held a referendum in 2016 in which voters approved an exit from the European Union (the “EU”), commonly referred to as “Brexit.” On March 29, 2017, the UK formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The EU and UK have negotiated a draft withdrawal agreement, which however has not yet been ratified by the UK. If the agreement is ratified by the UK, there will be a transition period with negotiations between UK and EU to determine future relationship between the UK and EU countries. If the agreement is not ratified, there will be no transition period. In either case, it is possible that there will be greater restrictions on imports and exports between the UK and EU countries, increased regulatory complexities, and economic and political uncertainty in the region. However, on March 15, 2019, the British Parliament voted for an extension of Article 50 process. A further vote will be needed to decide of the conditions and timing of an effective withdrawal. We sell devices and spare parts in the UK and need to regularly maintain and service our installed base of equipment. Such restrictions on imports and exports may have a significant impact on our business in the UK.

New device developments and introductions may adversely impact our financial results.

From time to time, we develop and introduce new devices with enhanced features and extended capabilities, targeting new clinical applications or improving existing approaches. The success of new device introductions depends on a number of factors including, but not limited to, timely and successful research and development, regulatory clearances or approvals, pricing, competition, market and consumer acceptance, the manufacturing and supply costs, and the risk that new devices may have quality or other defects in the early stages of introduction.

We invest in various research and development projects to expand our product offerings. Our research and development efforts are critical to our success, and our research and development projects may not be successful. We may be unable to develop and market new products successfully, and the products we invest in and develop may not be well-received by customers or meet our expectations. Our research and development investments may not generate significant operating income or contribute to our future operating results for several years, and such contributions may not meet our expectations or even cover the costs of such investments.

If we fail to effectively develop new products, obtain regulatory clearances or approval and manage new product introductions in the future, our business, financial condition, results of operations, or cash flows could be materially adversely impacted.

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

Any litigation, if instituted, could cause us to incur substantial costs and our management resources may be diverted to defending such litigation, which could adversely affect our financial condition or results of operations.

We have identified a material weakness in our internal controls over financial reporting and, if we fail to remediate adequately this material weakness and achieve an effective system of internal controls, we may not be able to report our financial results accurately. In addition, the trading price of our securities may be adversely affected by a related negative market reaction.

As a publicly traded company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. We have incurred, and expect to continue to incur, significant continuing costs, including accounting fees and staffing costs, to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. As described in Item 15, we have identified a material weakness in our internal control over financial reporting with respect to the implementation of a new integrated information management system (SAP version 4HANA) which we launched in production on July 1, 2018, and that includes our accounting, as well as our production and inventory processes. This material weakness results from several significant deficiencies in the development and change program which, considered in aggregation, gave rise to a material weakness and to the conclusion that our internal control over financial reporting was not effective as of December 31, 2018. We also in the past identified a material weakness in our internal control over financial reporting with respect to the insufficient segregation of duties within the consolidation process directly linked to the limited size of our finance team. Our management concluded that, as a result, our internal control over financial reporting was not effective as of December 31, 2017. This material weakness was remediated as of December 31, 2018. Nevertheless, we concluded that neither material weakness resulted in a material misstatement of the consolidated financial statements for the year ended December 31, 2018 or restatement of any prior period previously reported by the Company.

Although we initiated remediation actions to address these material weaknesses, we may not be able to produce adequate additional documentation or correct settings to address deficiencies linked to implementation of above SAP system and, as a small company, we may have insufficient personnel to allow us to segregate duties, and consistently execute the Company’s internal controls.

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

Our internal control over financial reporting has been designed to provide our management and Board of Directors with reasonable assurance regarding the preparation and fair presentation of our consolidated financial statements. On an on-going basis, we are reviewing, documenting and testing our internal control procedures. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and as our business develops, additional resources and management oversight may be required.

In an effort to remediate the identified material weaknesses and to enhance our overall control environment, we already have produced additional documentation, reviewed segregation of duty around access to production and changed certain configuration settings. As of the date of this filing, two of these significant deficiencies were already remediated and remediation for the remainder is underway. Additional controls were performed to demonstrate no inappropriate use of our IT system between July 1, 2018 and December 31, 2018. In view of addressing the 2017 material weakness linked to the insufficient segregation of duties, we also hired a person responsible for the consolidation process, so that our Chief Financial Officer can be the primary person responsible for performing the review control.

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

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in 2018 was 204,760, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2018 and December 31, 2017, was $4.25 and $1.35, and $3.85 and $2.25, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2017 was 61,031 as opposed to 204,760 for the same period of 2018. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors, including changes in our business, operations and prospects, and factors beyond our control, including regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, and general market and economic conditions. Any downward pressure on the price of ADSs caused by the sale of ADS could also encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller hopes that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to the lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. Such sales could place downward pressure on the price of our ADSs by increasing the number of ADSs being sold, which could further contribute to any decline in the market price of our ADSs.

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

On February 18, 2016, our shareholders adopted a resolution allowing the Board of Directors to issue 1 million new shares under the form of subscription options to motivate and reward teams dedicated to successfully implement our U.S. and worldwide expansion plans. As of December 31, 2018, all options authorized under this Plan have been allocated.

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

Item 4. Information on the Company

We develop and market robotic HIFU devices, advanced choices for the treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option for localized prostate cancer (T1-T2) with a low occurrence of side effects. Our HIFU devices are also used for patients who failed a radiotherapy treatment. In addition, we are developing a HIFU platform for the treatment of various types of tumors including rectal endometriosis, liver and pancreatic cancer, but also breast and gynecological tumors. We also produce and commercialize medical equipment for the treatment of urinary tract stones using ESWL and distribute other types of urology devices in certain countries.

History and Development of the Company

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a société anonyme organized under the laws of the Republic of France for a duration of 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. Corporation Service Company, 251 Little Falls Drive, Wilmington, DE19808-1674, United States, is our agent for service of process in the United States. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding the Company’s electronic filings with the SEC. Such electronics filings can be found by visiting the SEC web site at http://www.sec.gov or the Company’s web site at http://www.edap-tms.com.

On April 14, 2016, we issued 3,283,284 ordinary shares in the form of ADSs to certain institutional investors in a registered direct placement (the “April 2016 Placement”), at a price of $3.50 per share, raising $11,491,494 mainly in view of acceleration of HIFU marketing expansion in the US following FDA clearance of our Ablatherm device.

On September 11, 2017, we submitted a (510K) application for our Focal One HIFU device in accordance with FDA guidance.

On October 4, 2017, we obtained FDA clearance for our Ablatherm Fusion device which incorporates our proprietary fusion software and merges MRI and ultrasound images, providing increased accuracy during planning and prostate treatment for physicians.

On June 7, 2018, we obtained FDA clearance for our Focal One device dedicated to the focal ablation of prostate cancer. It incorporates our proprietary fusion software, which merges MRI and ultrasound images, providing increased accuracy during planning and prostate treatment for physicians. Focal approach in the treatment of localized prostate cancer reduces side effects and improves patients’ quality of life.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €11.0 million, €9.5 million and €13.8 million for 2018, 2017 and 2016, respectively. Those sales are generated in Europe, the United States and the rest of the world, excluding certain countries in Asia (including Japan) where our HIFU devices are not approved yet. Total net sales for the UDS division were €28.1 million (including €13.9 million in Asia and €14.2 million in Europe and the rest of the world), €26.2 million (including €13.4 million in Asia and €12.8 million in Europe and the rest of the world), and €21.8 million (including €10.3 million in Asia and €11.5 million in Europe and the rest of the world), each for 2018, 2017 and 2016, respectively.

See Note 28 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is cyclical and generally linked to lengthy hospital decision and investment processes. Hence, our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €11.0 million to our consolidated net sales during the fiscal year ended December 31, 2018.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets devices for the minimally invasive ablation of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The HIFU division markets three HIFU devices: the Ablatherm, the Ablatherm Fusion and the Focal One. The Ablatherm and Ablatherm Fusion are dedicated to the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. The Focal One high-end device is a HIFU fully robotic device dedicated to the focal therapy of localized prostate cancer of T1-T2 stage, thereby destroying targeted cancer cells only. The robotic features of our HIFU devices make the treatment procedure much safer for the patient and less operator dependent. All three devices can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment.

In addition to selling HIFU devices, the HIFU division also records revenues driven from HIFU treatments performance (“HIFU Treatment Driven Revenues”) which include net sales of (i) disposables, (ii) leases (iii) revenue-per-procedure (“RPP”) and (iv) treatment related services. The HIFU mobile treatment option provides access to our HIFU devices without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these devices and remunerate us on a RPP basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the device in some of the larger locations.

In addition, the HIFU division also generates revenues from net sales of maintenance services associated to our HIFU devices installed base. As of December 31, 2018, the HIFU division had an installed base of 109 Ablatherm machines, 33 Focal One machines and 519 certified trained clinical sites worldwide had access to this technology.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•	Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive HIFU treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this through a direct sales network in key European countries and the United States and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program.

•	Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications such as rectal endometriosis, liver, pancreatic cancers, breast and gynecological tumors where HIFU could provide an alternative to current therapies. In 2018, the HIFU division maintained expenses at levels similar to 2017 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering increasing levels of R&D spending in 2019 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, we commercialize three products utilizing the HIFU technology. Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound; HIFU procedures are performed under general or spinal anesthesia.

•	The Ablatherm is an ultrasound guided robotic HIFU device for the treatment of organ-confined prostate cancer. It consists of a treatment module, including a HIFU endorectal probe, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate using ultrasound imaging and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the probe automatically moves and fires HIFU beams at each predefined lesion until the entire targeted area has been treated. At the same time, the physician is able to control and visualize the treatment in real time due to the integrated imaging system.

•	Ablatherm Fusion is an evolution of Ablatherm, and incorporates the Company’s proprietary fusion software which merges MRI and ultrasound images providing physicians with increased accuracy during planning and treatment.

•	The Focal One is a HIFU fully robotic device dedicated to the focal therapy of prostate cancer. Focal One combines the three essential components to efficiently perform a focal treatment of localized prostate cancer: (i) high-quality imaging to localize tumors with the use of magnetic resonance imaging (MRI) combined with real-time ultrasound, (ii) high precision of HIFU treatment focused on identified targeted cancer areas and (iii) immediate feedback on treatment efficacy utilizing Contrast-Enhanced Ultrasound Imaging. Focal One provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life.

HIFU Division Patents and Intellectual Property

As of December 31, 2018, the HIFU division’s patent portfolio contained 37 patents consisting of 10 granted patents in the United States, 20 patents in the European Union and Japan and six patents in both Israel and the rest of the world. They belong to 17 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2018, one patent, covering our dynamic focusing technology embedded in the Focal One device, has been delivered in the United States, in Europe, in Japan and in China. One patent related to liver treatment was granted in China and Japan. Two European patents, not exploited, expired in 2018.

Five additional patents covering certain other aspects of our HIFU technology in the European Union and Japan (three), the United States (one), and the rest of the world (one) are currently under review. Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which give rise in some cases to the filing of patents, followed by the grant of co-owned patents. We have entered into various license agreements with INSERM whereby we commit to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of HIFU devices using co-owned patents. Under these agreements, which last for the life of each co-owned patent, we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights.

In August 2004, we licensed our HIFU technology for the specific treatment of the ‘‘cervicofacial’’ lesions, including the thyroid, to Theraclion, a French company created by our former director of research and development. On January 11, 2011, we extended the above license by granting Theraclion exclusivity for the treatment of benign breast tumors and by granting a non-exclusive license for the treatment of malignant breast tumors. This license agreement provides for the payment of certain royalties calculated on the basis of Theraclion’s sales of devices. We determined that we could not invest in these specific applications at that time and this license agreement therefore allows Theraclion to pursue the development of HIFU for these applications. We own no interest in Theraclion..

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

HIFU Division Clinical and Regulatory Status

Clinical and Regulatory Status in Europe

Based on clinical results obtained from an extensive European Multicentric study which assessed safety and effectiveness of our Ablatherm system, we obtained a CE Marking in May 1999 allowing us to market the Ablatherm for prostate primary care in the European Union and in other territories in the world where CE Marking is required. CE Marking was further extended to address radiation failures. As of today, Ablatherm CE Marked devices previously placed on the market are maintained for use according to applicable regulation and any new placement of HIFU devices, in Europe or in territory covered by CE Marking, is being addressed with a Focal One new generation device.

In June 2011, a new clinical trial was initiated to evaluate the new technical improvements in HIFU technology: the Dynamic Focusing technology. This technology gives the ability to target a more precise area within the prostate making the dynamic focusing technology the perfect tool for focal therapy. It also allows for the treatment of bigger prostates and for a more precise contouring of the gland providing a better control over sensitive areas responsible for continence and sexual functions. As a result, the Dynamic Focusing technology has been incorporated into the new Focal One HIFU device. Based on the above study clinical results, we obtained a CE Marking in June 2013 that allowed us to market the Focal One in the European Union and in worldwide territories where CE Marking is required.

Clinical and Regulatory Status in the United States

In 2005, EDAP started an Investigational Device Exemption (“IDE”) study (G050103) to assess the safety and effectiveness of Ablatherm HIFU in the U.S. for the treatment of low risk, localized prostate cancer. This study was designed as a pivotal study to support PMA approval. This study was planned as a multicentric, prospective, non-randomized, concurrently controlled clinical trial comparing Ablatherm HIFU to cryotherapy in patients with low risk, localized prostate cancer. Due to accrual difficulties, particularly in the cryosurgery arm, this planned study was not completed. Of the planned 205 patients per arm, 136 and five patients were recruited to the Ablatherm HIFU and cryosurgery arms, respectively. We completed the treatment of 134 patients in June 2010, the required two years’ follow-up phase was completed in June 2012. Clinical outcomes from these patients combined with our strong European long-term database formed the foundation of our PMA submission to the FDA on January 31, 2013.

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

In November 2015, we received 510(k) clearance from the FDA to market Ablatherm® Integrated Imaging HIFU in the U.S. for the ablation of prostate tissue and in October 2017, we were granted a 510(k) clearance for our Ablatherm Fusion device in 2017.

On June 7, 2018, we obtained FDA 510(k) clearance for our Focal One device.

Clinical and Regulatory Status in Japan

We have initiated discussions with the Japanese authorities (“PMDA”) on the best process to apply to obtain Japanese approval for our Focal One device and we are currently reviewing all options to obtain PMDA clearance. We might need to conduct a clinical trial in Japan to obtain clearance for our HIFU Focal One device. The process of requesting approval to market the Focal One in Japan may be long and may never result in the approval to market the Focal One in Japan. See Item 3, ‘‘Key Information—Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology.’’

Clinical and Regulatory Status in China

We entered into an exclusive distribution agreement with Shaw Han Biomedical Co. Ltd in 2010 to distribute Ablatherm throughout China, once approved by Chinese authorities. We did not obtained marketing clearance of our Ablatherm by Chinese authorities due to lengthy and complex processes. We are currently reviewing our strategy with a new partner to go through the approval process of our Focal One in China.

Clinical and Regulatory Status in the rest of the world

The Ablatherm is cleared for distribution in Canada, Costa Rica, Peru, Russia and Taiwan.

The Focal One device is cleared for distribution in Saudi Arabia, Argentina, Brazil, Canada, South Korea, Costa Rica, United Arab Emirates, Malaysia, Mexico, Peru, Russia, Serbia, and Venezuela.

See Item 3, “Risk Factors” – “We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time.”

HIFU Clinical Data

To date, clinical results related to our HIFU devices have been published in more than 85 renowned peer-reviewed journals. In 2010, the results of a major multicentric study on 803 patients were published showing a local control of the disease in 77.9% of the patients. In 2013, three long-term studies presenting results obtained over a period of more than 14 years on 538 patients, 704 patients and 1,002 patients were published, showing excellent cancer-specific and metastasis-free survival in primary patients (Ganzer et al. BJU 2013, Thuroff et al. Journal of Urology 2013 and Crouzet et al. European Urology 2013).

In 2014, the first clinical results of focal treatments with Ablatherm were published by Baco et al. in the British Journal of Urology International (“BJUInt”) and Van Velthoven et al. in Prostate Cancer magazine. Baco et al. published promising results of hemi-salvage HIFU (treatment of one lobe of the prostate) after External Beam Radiation Therapy (“EBRT”) and brachytherapy recurrences. In this fragile population of patients, the treatment of the infected lobe isreported to provide better functional outcomes and preserves quality of life. A similar approach of HIFU prostate Hemi-ablation was presented by Van Velthoven et al. for primary care patients. With a maximum follow-up of 61 months the study showed a rate of 100% full continence and 75% erectile function preservation combined with only 11% of salvage treatment (re-HIFU in the contralateral lobe). Authors concluded primary zonal HIFU is a valid focal therapy strategy, which is safe and feasible in a day-to-day practice showing good promising results. This study was updated and published in 2016 in Prostate Cancer and Prostatic Diseases journal with 50 patients treated with Hemi-HIFU strategy and provided 100% five-year cancer specific survival rate. The functional results included 94% pad free patients and 80% erectile function preservation at the end of follow-ups.

We have set up an extensive worldwide patient database called "@-registry." This on-line database wasdesigned to compile treatment information and follow-up data for patients who have undergone HIFU for prostate cancer. The goal of the @-registry was to further demonstrate the safety, effectiveness and durability of Ablatherm. Information from the registry are submitted to medical conferences for presentation and to peer-reviewed medical journals for publication. Based on more than 10,000 patients included into our @-registry database, we presented at the European Association of Urology (EAU) held in Paris in February 2012, an abstract presentation covering 5,662 primary patients, and an abstract covering 929 patients treated with Ablatherm after radio-recurrence with seven years follow-up. Thüroff et al presented a poster at the American Urology Association (AUA) 2014 on the long term HIFU retreatment rate, evaluating 2,632 patients. Thüroff et al concluded that technical development and adjuvant transurethral radical prostatectomy (“TURP”) before HIFU resulted in higher local efficacy and lower HIFU retreatment rates.

In October 2016, clinical results were published in the European Urology journal (Rischmann et al.). They were relating to the validation of a new strategy of minimally invasive HIFU treatment of prostate cancer localized in a single lobe of the prostate. The goal of Hemi-ablation is to reduce the complications associated with standard treatments, notably the risks of incontinence and impotence. At 1-year follow-up, HIFU-Hemi-ablation was efficient with 95% absence of clinically significant cancer associated with low morbidity and preservation of quality of life (urinary continence was preserved in 97% of patients and sexual function was preserved in 78%). Radical treatment-free survival rate was 89% at 2 years.

In January 2014, a new clinical trial on multifocal HIFU treatments with the Focal One device began in France in six investigational centers. The aim of this study is to evaluate the efficacy and safety results of different focal HIFU treatment strategies. Thanks to Focal One technical capacities (Dynamic Focusing technology, elastic fusion of MRI and ultrasound images and Contrast Enhanced Ultrasound treatment validation) various HIFU focal treatments approaches are now possible allowing for treatment that is individually tailored to the patient’s disease. In January 2015, the last patient was included in the above study, clinical results analysis is currently ongoing and may be published in the coming months.

In February 2015, the reimbursement evaluation study of HIFU was initiated under the “Forfait Innovation”. This process, piloted by French Association of Urology (AFU), compares primary whole-gland or sub-total HIFU and salvage whole-gland and focal HIFU results with those of radical prostatectomy in 42 French urological centers. The primary outcome is the salvage treatment free rate at two years. In October 2018, 1,375 patients have been treated in primary setting and 431 patients for the salvage indication. Inclusion period will be terminated in October 2019.

In December 2016, Professor Roland van Velthoven from Institut Bordet Oncology Center, Brussels, Belgium published a matched pair analysis of HIFU Hemi-ablation vs robotic assisted laparoscopic prostatectomy. In this study, 55 patients with unilateral localized prostate cancer were treated using Ablatherm-HIFU and their outcomes were compared 1:1 with patients having similar clinical criteria but underwent robotic assisted laparoscopic prostatectomy. The matched pair analysis concluded that HIFU was comparable to robotic-assisted radical prostatectomy in the management of prostate cancer and showed HIFU to have significantly better functional outcomes.

In 2017, Crouzet et al. reported the oncological outcome of salvage high-intensity focused ultrasound (S-HIFU) for locally recurrent prostate cancer after external beam radiotherapy (EBRT) from the @-registry multicenter database in British Journal of Urology (BJU) International journal. This retrospective study comprises patients from nine centers with local recurrent disease after EBRT treated with S-HIFU from 1995 to 2009. The publication is the largest series of salvage treatment, confirming very positive oncological outcomes for this population (7 years metastasis free rate of 81%). It also insists on the importance of treating recurrence of prostate cancer early after failure, as it largely improves outcomes.

More recently, Ganzer & al., EDAP’s users in Germany, evaluated focal HIFU Hemi-ablation in a prospective trial. Their data were published in Journal of Urology in April 2018. In their conclusion, they reported that Focal therapy Hemi-ablation is safe with little alteration of functional outcome and concluded that the oncologic outcome was acceptable on short-term follow-up.

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

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed every year to be approximately 174,650, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

The HIFU division believes that HIFU therapy could be expanded to other medical conditions, such as certain localized thyroid, breast, gynecological, bladder, kidney, liver, brain, pancreatic and retroperitoneal tumors. We decided to focus on developing HIFU for certain types of pathologies. For example, in late 2016, we initiated a clinical Phase I study to address certain types of deep endometriosis situated in the low rectum, using Focal One HIFU. Nineteen patients have been treated successfully. A multi-centric study is to be initiated in 2019. As per the European Society of Human Reproduction and Embryology, endometriosis is estimated to affect approximately one in 10 women of reproductive age. In June 2015, we entered into a multi-partner liver cancer development project organized by the HECAM (“HEpatocellular CArcinoma Multi-technological”) consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. EDAP’s focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive a maximum of €2.4 million in non-dilutive financing from Bpifrance over the five-year project period of which we received the first instalment of €0.7 million in June 2015 and a second installment of €0.8 million in June 2017 (i.e. a total of €1.5 million including €1.0 million as a conditional subsidy and €0.5 million as a grant). The HECAM project is ongoing and a multicentric study will be initiated mid-2019 based on a first mono-centric study implemented with Lyon’s Centre Leon Bérard cancer center. We also anticipate to develop HIFU technology to address pancreatic, breast and gynecological tumors. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.

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

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €28.1 million to our consolidated net sales during the fiscal year ended December 31, 2018.

Our UDS business is quite cyclical and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently manufactures two models of lithotripters: the Sonolith i-move and the Sonolith i-sys. As of December 31, 2018, the UDS division has sold 933 ESWL lithotripters worldwide to this date and actively maintained or otherwise serviced  725 installed lithotripters.

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

UDS Division Business Strategy

The business strategy for the UDS division is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. The UDS division manufactures its own products as part of EDAP TMS France SAS (“EDAP TMS France”), our wholly owned subsidiary. The key elements of the UDS division’s strategy are:

•	Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that offering highly innovative units that are easily adaptable to various treatment environments, as well as a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘Information on the Company—UDS Division Products’’.

•	Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. We believe that we can achieve additional long-term growth by offering our established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. Our distribution platform in urology consists of a series of well-established subsidiaries in Europe, United States, Middle East and Asia as well as a network of third-party distributors worldwide.

•	Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that our FDA-inspected and ISO 13485: 2016 certified facilities allow us to offer manufacturing services to a wide range of potential medical equipment developers.

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

The UDS division’s ESWL customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. To increase its penetration of the market segment of smaller hospitals and outpatient clinics, the UDS division developed the Sonolith i-move, an electroconductive lithotripter designed for smaller clinics. It is more compact than the Sonolith i-sys, which is more fully integrated and dedicated to larger hospitals and can be used as a urological workstation to perform endourological procedures. The Sonolith i-move, launched in 2010, brings a novel approach to the market by offering a wide range of configurations to suit various budgets and various local market needs. The Sonolith range has also been very successful thanks to its innovative Visio-Track ultrasound stone localization: a unique three-dimensional virtual system that uses infrared stereovision proprietary technology to guide the treatment robotically.

UDS Division Patents and Intellectual Property

As of December 31, 2018, the UDS division’s patent portfolio contained 11 granted patents consisting of one patent in the United States, eight patents in the European Union and Japan and two patents in both Israel and the rest of the world. They belong to five groups of patents covering key technologies relating to ESWL systems and associated software capabilities. The UDS division’s patents cover both piezoelectric and electroconductive technologies associated to ESWL generator, localization systems and device design. The UDS division’s ongoing R&D objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

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

UDS Division Regulatory Status

The Sonolith i-move is available for commercial distribution in the European Union, South Korea, Malaysia, Thailand, Taiwan, Singapore, Russia, Serbia, Peru, Colombia, Costa Rica, Argentina, Japan, United States, Saudi Arabia, Argentina, Mexico and Brazil.

The Sonolith i-sys is available in the European Union, South Korea, Canada, United States, Peru, Colombia, Mexico, Costa Rica, Chile, Russia, Serbia, Japan, Australia, Malaysia, Singapore, Vietnam, Saudi Arabia, China and Taiwan.

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

UDS Division Competition

The ESWL market is characterized by severe price competition among manufacturers, with the result that, in recent years, the average unit price of ESWL lithotripters has declined. The UDS division expects this trend to continue. See Item 5, ‘‘Operating and Financial Review and Prospects.’’ The UDS division’s major competitors in developed countries are Wolf, Storz Medical and Dornier Medtech.

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

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. In Japan, the UDS division distributes urodynamics products on behalf of Laborie Company, including MMS (Medical Measurement Systems) products, and Andromeda Company, and also distributes x-ray imaging systems for the diagnosis and treatment of diseases on behalf of French company EOS Imaging. In France, the UDS division distributes laser urology solutions from Lumenis and from Quanta System in Asia and the Middle East. We believe that the laser use in endo-urology will increase in the coming years, for both the treatment of urinary stones and for other urological procedures such as HoLEP (Holmium Laser Enucleation of Prostate). We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets covering most of the world.

Manufacturing

Our current manufacturing operations consist of manufacturing medical products in our facility, which is FDA-approved and certified under international ISO 13485: 2016 standards. We believe that this facility could possibly extend its outsourced services to provide device and disposable development and manufacturing services to a range of medical equipment development companies. Each division manufactures its own products through EDAP TMS France.

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

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with all regulations of countries where we market our products, including the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. EDAP TMS France’s facilities are also subject to inspections performed by the FDA. EDAP TMS France is ISO 13485: 2016 certified which indicate compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Taiwanese, Japanese and Canadian regulations, as well as with the U.S. Quality System Regulation. See ‘‘Information on the Company—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

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

Property and Equipment

We have one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 4,150 square meters and are leased to us under a renewable ten-year commercial lease agreement signed on July 1, 2015. We use this facility to manufacture our device portofolio. We believe the terms of the lease reflect commercial practice and market rates.. We are not aware of any environmental issues that could affect utilization of the facility.

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

Regulation in the European Union

In the European Union, we annually perform ISO 13485: 2016 certification audits, showing that we comply with standards for quality assurance, manufacturing and design control. In the European Union, our products are still subject to legislation implementing the European Union Council Directive 93/42/EEC concerning medical devices (the ‘‘Medical Device Directive’’). The Medical Device Directive provides that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval ‘‘CE Marking.’’ Except in limited circumstances, member states of the European Union may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the Medical Device Directive to bear a CE Marking (subject to certain exceptions).

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

On May 25, 2017, Europe’s new Medical Device Regulation (“MDR”) was enacted and came into force. Manufacturers with currently approved medical devices in their portfolio will have a transition time of three years, i.e. until May 26, 2020 to meet new MDR requirements. MDR addresses substantial changes to the way medical device manufacturers bring their devices to the European market and how they maintain compliance throughout the product's life cycle. MDR will replace the EU’s current Medical Device Directive (93/42/EEC). We are updating our organization and quality system to be able to handle the transition within the expected timelines for our existing devices ranges and the devices under development. During the transition period, regulatory actions are being implemented to ensure our devices continue to be marketed on European and international market after May 2020.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2018, 2017 and 2016 is based on, and should be read in conjunction with, our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification.

The following discussion contains certain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘‘Cautionary Statement on Forward-Looking Information’’ at the beginning of this annual report.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, bad debts, inventories, warranty obligations, employee stock-option plans, goodwill impairment, provisions for retirement indemnities, litigation and deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe our more significant judgments and estimates used in the preparation of our consolidated financial statements are made in connection with the following critical accounting policies.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, on January 1, 2018.

The Company’s revenue consists of:

- Sales of goods (devices and consumables), where invoicing takes place upon delivery.

- Revenue-per-Procedures (“RPP”) and leases: they comprise (i) revenues on a per treatment basis which are invoiced after each treatment, or in advance, or on a periodic basis, (ii) leases of devices, which are generally invoiced on a monthly or quarterly basis, and (iii) lease components arising from multiple-element arrangements, where specific sales terms are negotiated in accordance with each customer’s individual requirements and which are generally invoiced based on contract terms,

- Sales of spare parts and services (maintenance, upgrades, mobility and others). Spare parts are invoiced when delivered. Regarding services, invoicing is performed either on a subscription basis (in advance or at the end of the period) or when performed.

The Company invoices its customers based on the billing schedules in its sales arrangements. Payments are generally due between one to three months from date of invoice.

The Company accounts for a contract with a customer when there is a legally enforceable contract between the Company and its customer, the rights of the goods or services and their payment terms can be identified, the contract has commercial substance, collectability of the contract consideration is probable, it is approved and the parties are committed to their obligations.

Our sale arrangements may contain multiple elements, including device(s), consumables and services. For these multiple-element arrangements, the Company accounts for individual goods and services as separate performance obligations: (i) if they are a distinct good or service that is separately identifiable from other items in the multiple-element arrangement; and (ii) if a customer can benefit from the good or service on its own or with other resources that are readily available to the customer. The Company’s sale arrangements may include a combination of the following performance obligations: device(s), consumables, leases and services (such as, but not limited to, warranty extension).

For multiple-element arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells the goods or services. If a standalone selling price is not directly observable, then the Company estimates the standalone selling price considering market conditions and entity-specific factors including, but not limited to, features and functionality of the goods and services, geographies, and type of customer. The Company regularly reviews standalone selling prices and updates these estimates as necessary.

The Company recognizes revenue when the performance obligations are satisfied by transferring control over the good or service to a customer.

The Company’s revenue consists of the following:

Sales of goods:

Sales of goods are and have historically been comprised of net sales of medical devices (ESWL lithotripters and HIFU devices) and net sales of disposables (mostly Ablapaks and Focalpaks in the HIFU division and electrodes in the UDS division). Sales of goods also includes products such as urology laser and urodynamics devices distributed through our agents and third-party distributors.

For devices and disposables, revenue is recognized when the Company transfers control to the customer (i.e. when the customer has the ability to direct the use of, and obtain substantially all of the remaining benefit from, the device or disposables), which is generally at the point of delivery or installation, depending on the terms of the arrangement (i.e. when the customer can use the good to provide services or sell or exchange the good), and based on contractual incoterms.

The Company’s sales arrangements do not provide a right of return. The goods are generally covered by a period of one to two years standard warranty upon installation. The Company also provides training associated with the sales of goods; such training-related costs are immaterial in the context of the contract with the customer and do not constitute a distinct performance obligation.

Sales of RPPs and leases:

Sales of RPP and leases include the revenues from the sale of treatment procedures and from the leasing of machines. We provide machines to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and usually pay us based on the number of individual treatments provided.

Revenues related to the sale of treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

Regarding multiple-element arrangements with a lease component, a portion of the contract is allocated to the lease component on the basis of observable market prices applied by the Company for similar devices under operating leases. The lease component is recognized on a straight line basis over the contractual period. Other components under the contract are recognized in accordance with their nature.

Sales of spare parts and services:

Revenues related to spare parts are recognized when spare parts are delivered to distributors who perform their own maintenance services. Spare parts used in the performance of EDAP’s own maintenance and repair services are generally not recognized separately, unless specified in the contract.

Revenues related to Services mainly consist of maintenance contracts which rarely exceed one year and are recognized on a straight line basis over the term of the service period as the customer benefits from the service throughout the service contract period. For services rendered when no maintenance contract is in place or for services not included in the scope of a maintenance contract, revenues are recorded when services are performed.

The Company recognizes revenue for extended warranties included in the multiple-element arrangements as a separate performance obligation in Sales of services on a straight-line basis over the extended warranty period. In the majority of countries in which the Company operates, the statutory warranty period is one to two years and the extended warranty covers periods beyond this statutory period. Standard warranties do not constitute a separate performance obligation. The Company accrues for the warranty costs at the time of sale of the device through the multiple-element arrangement.

Agents and distributors:

As part of its sale process in countries other than continental France, when the Company does not have a local subsidiary, sales of goods to end-customers are performed through agent and distributors. Such agent and distributors are primarily responsible for the sales’ process, bear the inventory risk, and are free to determine the sale prices. Sales of goods to agents and distributors are recognized at the time of the sale to the related agent or distributor, based on contractual incoterms.

Deferred revenue:

Deferred revenue for the periods presented primarily relates to service contracts where the service fees are billed up-front, generally quarterly or annually, prior to those services having been performed, and consists primarily of billing or cash receipts in advance of services due under maintenance contracts or extended warranty contracts. The associated deferred revenue is generally recognized ratably over the service period.

Disaggregation of revenue:

Disaggregation by primary geographical market, and timing of revenue recognition is reported in Note 17.

Contract Balances:

Details on contract liabilities are reported on Note 10.

The Company applies the practical expedient in paragraph 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. This relates mainly to maintenance services.

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

As of December 31, 2018, all warrants had expired.

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

Sales of RPP and leases include the revenues from the sale of Ablatherm and Focal One treatment procedures and from the leasing of Ablatherm and Focal One devices. We provide Ablatherm and Focal One devices to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and usually pay us based on the number of individual treatments provided. With this business model, the hospital or clinic does not make an initial investment until the increase in patient demand justifies the purchase of a HIFU device. Consequently, we are able to make Ablatherm or Focal One treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of devices, this business model initially generates a smaller, although more predictable stream of revenue and, if successful, should lead to more purchases of Ablatherm and Focal One devices by hospitals and clinics in the long term.

In 2018, 2017 and 2016, our UDS sales activity benefited from the success of our Sonolith i-sys device and our Sonolith i-move device, together with a sustained commercial effort in distributing additional urology devices which allowed us to capture market share worldwide. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect total market volumes for our UDS Division to remain stable in the foreseeable future.

Sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of ESWL lithotripters and HIFU devices.

We derive a significant portion of both net sales of medical devices and disposables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented approximately 36% of our total consolidated net sales in 2018. Net sales of goods in Asia represented approximately_42% of such sales in 2018 and consisted mainly of sales of urology devices and disposables. Net sales of spare parts, supplies and services in Asia represented approximately 38% of such sales in 2018 and related primarily to ESWL lithotripters, reflecting the fact that approximately 45% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve is located in Asia. See Note 28 of our consolidated financial statements. We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2018, approximately 74% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 41% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Key Information—Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above, amounted to €4.1 million, €3.9 million, and €3.9 million in 2018, 2017 and 2016, respectively, representing approximately 10.4%, 10.9%, and 10.9% of total revenues in 2018, 2017 and 2016, respectively. Research and development government grants and tax credits are deducted from our consolidated research and development expenses for amounts of €0.8 million, €0.7 million and €0.7 million in 2018, 2017 and 2016, respectively. Beginning in 2019, management expects the budget for research and development expenses in Europe to increase at approximately 10.7% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals in Japan in particular, and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €10.6 million in 2018, €9.5 million in 2017 and €8.9 million in 2016. Selling and marketing expenses included net impact of allowances for doubtful accounts of €0.4 million in 2018, €0.1 million in 2017 and €(0.02) million in 2016. The €1.0 million or 10.8% increase in selling and marketing expenses from 2017 to 2018 was primarily a result of the increase in global sales and marketing activity. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm and Focal One HIFU technology’s status as a standard of care for prostate pathologies, and to sustain the Company’s worldwide market position in urology. Beginning in 2019, management expects selling and marketing expenses to continue to increase in view of the Company’s expansion.

We believe that our results of operations in the near future will be affected by our ability to grow our sales volumes both in the prostate cancer and the lithotripsy markets, along with our ability to control expenses in connection with the development, marketing and commercial expansion of HIFU for prostate cancer and other applications worldwide, . See ‘‘—Liquidity and Capital Resources.’’

Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended December 31, 2017

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 28 to our consolidated financial statements.

(in millions of euros)	2018	2017

Total revenues	39.2	35.7
Total net sales	39.2	35.7
Of which HIFU	11.0	9.5
Of which UDS	28.1	26.2
Total cost of sales	(22.3)	(20.9)
Gross profit	16.9	14.8
Gross profit as a percentage of total net sales	43.2%	41.5%
Total operating expenses	(18.2)	(16.8)
Income (loss) from operations	(1.3)	(2.0)
Net income (loss)	(0.3)	(0.7)

Total revenues

Our total revenues increased 9.6% from €35.6 million in 2017 to €39.2 million in 2018.

HIFU division. The HIFU division’s total revenues increased by 16.1% from €9.5 million in 2017 to €11.0 million.

The HIFU division’s net sales of medical devices increased 58.0% to €3.6 million in 2018, with one Ablatherm unit and six Focal One units sold, as compared to €2.3 million, with two Ablatherm and three Focal One units sold in 2017.

Treatment-driven revenue, which includes net sales of RPP & leases, net sales of disposables and treatments related services, slightly decreased by 1% to €6.1 million in 2018.

Net sales of HIFU maintenance services increased from €1.1 million in 2017 to €1.3 million in 2018, reflecting the development of the installed base.

Other HIFU-related revenues decreased to €19 thousand in 2018 from €36 thousand in 2017 and were comprised of license-based revenues from Theraclion.

UDS division. The UDS division’s total revenues increased 7.3 % from €26.2 million in 2017 to €28.1 million in 2018, mostly due to the increase in consumables and maintenance revenues.

The UDS division’s net sales of medical devices increased 1.6% from €15.1 million in 2017 to €15.3 million in 2018 with 33 ESWL devices sold in 2018 compared to 40 ESWL units sold in 2017. The increase was driven by a 33% growth in the sales of distribution machines.

Net sales of UDS-related consumables, spare parts, supplies, RPP, leasing and services increased 15.2% from €11.1 million in 2017 to €12.8 million in 2018, as a result of the larger installed base of UDS machines and the development of the distribution products revenues.

Cost of sales.

Cost of sales increased 6.3% from €20.9 million in 2017 to €22.3 million in 2018, and represented 56.9% as a percentage of net sales in 2018, down from 58.7% as a percentage of net sales in 2017, due primarily to the effect of the increase of net sales on the fixed costs.

Operating expenses.

Operating expenses increased 8.3%, or €1.4 million, from €16.8 million in 2017 to €18.2 million in 2018.

Marketing and sales expenses increased €1.0 million, or 10.8% at €10.6 million, reflecting the sales and marketing efforts on expanding the business.

Research and development expenses increased 5.3% at €4.1 million in 2018 from €3.9 million in 2017, mainly driven by development projects and strengthening of regulatory requirements and are net of R&D grants and tax credits of €0.8 million in 2018 and €0.7 million 2017.

General and administrative expenses increased 4.8% to €3.6 million in 2018, mainly due to the higher level of activity, the implementation of SAP program and the impact of the remediation plan following the 2017 identified material weakness.

Operating profit (loss).

As a result of the factors discussed above, we recorded a consolidated operating loss of €1.3 million in 2018, as compared to a consolidated operating loss of €2.0 million in 2017.

We realized an operating loss in the HIFU division of €2.3 million in 2018, as compared with an operating loss of €2.7 million in 2017, and an operating profit in the UDS division of €2.3 million in 2018, as compared to an operating profit of €2.1 million in 2017.

Financial (expense) income, net.

Net financial income was €0.8 million in 2018, including a €0.9 million income for fair value adjustments on the outstanding warrants, compared with a net financial income of €2.6 million in 2017, including a €2.7 million income due to fair value adjustments.

In 2018, we recorded a net foreign currency exchange income of €0.5 million, mainly due to the variation of the Euro against the U.S. Dollar and the Japanese Yen, compared to a loss of €0.9 million in 2017.

Income taxes.

Income tax was an expense of €0.4 million in 2018 and 2017.

Net income / (loss)

As a result of the above, we realized a consolidated net loss of €0.3 million in 2018 compared with a consolidated net loss of €0.7 million in 2017.

Fiscal Year Ended December 31, 2017 Compared to Fiscal Year Ended December 31, 2016

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 28 to our consolidated financial statements.

(in millions of euros)	2017	2016

Total revenues	35.7	35.6
Total net sales	35.7	35.6
Of which HIFU	9.5	13.8
Of which UDS	26.2	21.8
Total cost of sales	(20.9)	(19.2)
Gross profit	14.8	16.4
Gross profit as a percentage of total net sales	41.5%	46.1%
Total operating expenses	(16.8)	(16.0)
Income (loss) from operations	(2.0)	0.4
Net income (loss)	(0.7)	3.8

Total revenues

Our total revenues increased 0.3% from €35.6 million in 2016 to €35.7 million in 2017.

HIFU division. The HIFU division’s total revenues decreased by 31.2% to €9.5 million in 2017 as compared to €13.8 million in 2016.

The HIFU division’s net sales of medical devices decreased 70.7% to €2.3 million in 2017, with two Ablatherm units and three Focal One units sold, as compared to €7.8 million, with six Ablatherm and eight Focal One units sold in 2016.

Treatment-driven revenue, which includes net sales of RPP & leases, net sales of disposables and treatments related services, increased 12.9% to €6.1 million in 2017.

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

Operating profit (loss).

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

Net income / (loss)

As a result of the above, we realized a consolidated net loss of €0.7 million in 2017 compared with a consolidated net income of €3.8 million in 2016.

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2018.

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

(in thousands of euros)	2018	2017	2016

Net cash generated by/(used in) in operating activities	175	(3,059)	1,209
Net cash generated by/(used in) in investing activities	(1,569)	(2,032)	(384)
Net cash generated by/(used in) in financing activities	1,178	2,871	7,604
Net effect of exchange rate changes	(323)	235	(19)
Net increase/(decrease) in cash and cash equivalents	(539)	(1,985)	8,410
Cash and cash equivalents at the beginning of the year	20,004	21,989	13,578
Cash and cash equivalents at the end of the year	19,465	20,004	21,989

Our cash position as of December 31, 2018, 2017 and 2016, was €19.5 million (with no short-term treasury investments), €20.0 million (with no short-term treasury investments) and €22.0 million (with no short-term treasury investments), respectively. We experienced negative cash flows of €0.5 million in 2018, negative cash flows of €2.0 million in 2017 and positive cash flows of €8.4 million in 2016.

In 2018, our negative net cash flow was primarily due to the high level of cash used in investing activities partly offset by net cash generated by financing activities which included the new Long Term debt (€1.0 million) granted during the year. In 2017, our negative net cash flow was primarily due to the negative cash flow from operations and the high level of cash used in investing activities. In 2016, our positive net cash flow was due to the April 2016 Placement and our positive cash flow from operations.

In 2018, net cash generated by operating activities was €0.2 million compared with net cash used in operating activities of €3.1 million in 2017 and compared with net cash generated by operating activities of €1.2 million in 2016.

In 2018, net cash generated by operating activities reflected principally

-	a net loss of €0.3million;

-	elimination of €1.8 million of net loss without effects on cash, including a gain of €0.9 million due to fair value variations of financial instruments, €1.6 million of depreciation and amortization, and €0.3 million of non-cash compensation linked to stock-options plans.

-	an increase in working capital of €1.3 million reflecting the higher level of activity and the high level of net sales recorded in December 2018 which will be collected in 2019.

In 2017, net cash used in operating activities reflected principally:

-	a net loss of €0.7 million;

-	elimination of €0.7 million of net gain without effects on cash, including a gain of €2.7 million due to fair value variations of financial instruments, €1.6 million of depreciation and amortization, and €0.4 million of non-cash compensation linked to stock-options plans.

-	an increase in trade accounts and other receivables of €1.7 million;

-	a decrease in inventories of €0.7 million;

-	an increase in payables of €0.4 million;

-	a decrease in accrued expenses and other current liabilities of €1.0 million.

In 2016, net cash generated in operating activities reflected principally:

-	a net income of €3.8 million;

-	elimination of €2.4 million of net gain without effects on cash, including a gain of €4.0 million due to fair value variations of financial instruments, €1.0 million of depreciation and amortization, and €0.4 million of non-cash compensation linked to stock-options plans.

-	a decrease in trade accounts and other receivables of €1.8 million;

-	an increase in inventories of €2.0 million;

-	a decrease in payables of €0.2 million;

-	a increase in accrued expenses and other current liabilities of €0.1 million.

In 2018, net cash used in investing activities was €1.6 million compared with net cash used in investing activities of €2.0 million in 2017 and compared with net cash used of €0.4 million in investing activities in 2016.

Net cash used in investing activities of €1.6 million in 2018 reflected investments of €0.8 million in capitalized assets produced by the Company (devices), mostly for RPP activity (€0.3 million) and R&D program (€0.5 million) and investment of €1.1 million in property, equipment (including €0.3 million of equipment for mobile activity) and software (including new Enterprise Resource Planning “ERP” implementation for €0.4 million), and net proceeds from sales of leased-back assets of €0.4 million.

Net cash used in investing activities of €2.0 million in 2017 reflected investments of €1.0 million in capitalized assets produced by the Company (devices), mostly for RPP activity (€0.5 million) and R&D program (€0.3 million) and investment of €1.0 million in property, equipment and software (including new Enterprise Resource Planning “ERP” implementation for €0.5 million), and net proceeds from sales of leased-back assets of €0.1 million.

Net cash used in investing activities of €0.4 million in 2016 reflected investments of €0.9 million in capitalized assets produced by the Company, mostly for commercial demonstrations, training and RPP activity and investment of €0.5 million in property, equipment and software, and net proceeds from sales of short term investments of €1,0 million.

In 2018, net cash generated in financing activities was €1.1 million compared with a net cash generated in financing activities of €2.9 million in 2017 and net cash generated in financing activities of €7.6 million in 2016.

Net cash generated in financing activities of €1.1 million in 2018 reflected principally the new long term borrowings of €1.0 million in Germany and Japan, repayment of long-term borrowings and lease financing for €0.8 million and an increase of short-term borrowings of €0.9 million.

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

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the short-term debt consists of account receivables factored and for which the Company is supporting the collection risk. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2018, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2018 (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	3,683	3,683
Long-Term Debt	1,830	491	841	324	174
Capital Lease Obligations	1,235	383	596	246	10
Operating Leases	2,933	638	1,080	722	493
Interest	96	31	45	15	4

Recent Accounting Pronouncements

See “NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- 1.25 New Accounting Pronouncements” of the Notes to Consolidated Financial Statements for a description of recent accounting pronouncements including the respective expected dates of adoption and estimated effects, if any, on our Consolidated Financial Statements.

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

Off-Balance Sheet Arrangements

At December 31, 2018, we had no off-balance sheet arrangements other than those specified in Note 14-1 of our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 12, 2019. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately €0.6 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A. and Member of the Board of Directors
Age: 49	President of EDAP TMS France SAS and EDAP Technomed, Inc.

Marc Oczachowski joined the Company in May 1997 as Area Sales Manager, based in Lyon, France. From March 2001 to January 2004, he held management positions as General Manager of EDAP Technomed Malaysia. He was appointed Chief Operating Officer of EDAP TMS in November 2004 and became Chief Executive Officer of the Company on March 31, 2007. From July 2012 to July 2017, he relocated to Austin, Texas to manage EDAP’s U.S. operations. Previously he worked for Sodem Systems, which manufactures orthopedic power tools, as Area Sales Manager. He is a graduate of Institut Commercial de Lyon, France.

François Dietsch	Chief Financial Officer of EDAP TMS S.A.
Age: 43	François Dietsch joined EDAP in 2005 as Internal Audit and Consolidation Manager, leading the implementation of internal controls for Sarbanes-Oxley Compliance, consolidation of financial statements from the Company's subsidiaries and preparation of financial statements in accordance with U.S. GAAP, including EDAP's annual report on Form 20-F. In 2012, he was promoted to Group Financial Control Manager and Finance Manager of EDAP's French subsidiary where, in addition to his previous responsibilities, he managed accounting firm relationships at the subsidiary level and was the primary liaison between the Company and its external auditors. He also managed the Finance department at EDAP France. He was appointed Chief Financial Officer of the Company on July 14, 2015. Prior to joining EDAP he held finance positions at Valeo, a leading global supplier of components and systems to the automotive industry. He holds Master's Degrees in Management and Corporate Finance from University of Paris Dauphine.

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

Philippe Chauveau Age: 83 Mandate: 6 years Appointment: April. 8, 1997 (renewed in 2014) Expiration: 2019

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

Pierre Beysson Age: 77 Mandate: 6 years Appointment: September 27, 2002 (renewed in 2014) Expiration: 2019

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

Argil Wheelock Age: 71 Mandate: 6 years Appointment: June 25, 2009 (renewed in 2014) Expiration: 2019

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

Rob Michiels Age: 69 Mandate: 6 years Appointment: July 16, 2009 (renewed in 2014) Expiration: 2019

Rob Michiels was elected as a member of the Company's Board of Directors in July 2009. He is a 30-year U.S. veteran of the medical device industry. He most recently serves as Chief Executive Officer (CEO) of CardiAQ Valve Technologies, a venture funded start-up developing Transcatheter Mitral Valve Implantation which was acquired by Edwards Lifesciences during the second half of 2015.  He previously served as Chief Operating Officer (COO) of CoreValve (acquired by Medtronic); and as President and COO of InterVentional Technologies (acquired by Boston Scientific). He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of Aegis Surgical Ltd, Atrius Ltd, and FEops NV, all privately held companies developing cutting edge cardio-vascular less-invasive Technologies. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. Fluent in English, French and Dutch languages, he holds a bachelor's degree in economics from Antwerp University in Belgium and a Master’s in business administration (MBA) from Indiana University.

Marc Oczachowski Age: 49 Mandate: 6 years Appointment: July 1, 2017 Expiration: 2022	See Marc Oczachowski’s background above (Senior Executive Officers).

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2018 was approximately €514 thousand including performance bonuses of €81 thousand and benefits in kind of €9 thousand (benefits in kind comprise car allowances for senior management). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2018. For information regarding compensation paid in the form of stock options, see “Directors, Senior Management and Employees-Share Ownership” and “Directors, Senior Management and Employees-Options to Purchase or Subscribe for Securities.”

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

Audit Committee

The Board of Directors’ Audit Committee comprises four independent members of the Board: Mr. Pierre Beysson, acting as Head of the Audit Committee and financial expert, Mr. Philippe Chauveau, Dr. Argil Wheelock and Mr. Rob Michiels. The purpose of the Audit Committee, in accordance with its annually approved charter, is as stated below, but not limited to:

-	Provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: the integrity of our financial statements, our compliance with legal and regulatory requirements, our accounting practices and financial reporting processes, the effectiveness of our disclosure controls and procedures and internal control over financial reporting,

-	Review the independent auditor’s qualifications, compensation and independence, and the performance of our internal audit function and independent auditors,

-	Recommend the appointment of the independent auditors for consideration and approval by the Company’s shareholders in accordance with French law.

-	Review and discuss annual financial statements with Management and independent auditors and prepare the Audit Committee report, prior to SEC filings, as well as review related press releases.

-	Request any officer or employee of the Company or our outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

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

Employees

As of December 31, 2018, we employed 215 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	25	32	20	18	6	9	16	126
Italy	3	0	0	0	0	0	2	5
Germany	4	0	3	0	0	0	2	9
Japan	21	0	16	0	3	0	6	46
Malaysia	2	0	3	0	0	0	2	7
South Korea	2	0	3	0	0	0	1	6
USA	7	0	2	0	1	2	4	16
Total	64	32	47	18	10	11	33	215

As of December 31, 2017, we employed 200 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	21	32	21	17	4	9	14	118
Italy	4	0	0	0	0	0	2	6
Germany	4	0	3	0	0	0	2	9
Japan	18	0	15	0	2	0	4	39
Malaysia	2	0	3	0	0	0	2	7
South Korea	2	0	3	0	0	0	1	6
USA	7	0	3	0	0	1	4	15
Total	58	32	48	17	6	10	29	200

As of December 31, 2016, we employed 197 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	23	34	23	18	2	8	13	121
Italy	4	0	0	0	0	0	2	6
Germany	4	0	3	0	0	0	2	9
Japan	17	0	14	0	2	0	4	37
Malaysia	2	0	3	0	0	0	2	7
South Korea	1	0	0	0	0	0	1	2
USA	7	0	3	0	0	1	4	15
Total	58	34	46	18	4	9	28	197

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 12, 2019, the total number of shares issued was 29,368,394 with 370,528 shares held as treasury shares, thus bringing the total number of shares outstanding to 28,997,866.

As of April 12, 2019, the Board of Directors and the Senior Executive Officers of the Company held a total of 68,923 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 12, 2019, Senior Executive Officers held a total of 20,001 Shares and an aggregate of 570,000 options to purchase or to subscribe a total of 570,000 ordinary shares, with a weighted average exercise price of €2.73 per share. Of these options, 30,000 expire on June 25, 2020, 200,000 expire on January 18, 2023, 220,000 expire on April 26, 2026, 55,000 expire on April 25, 2027, 25,000 expire on August 29, 2028 and 40,000 expire on April 4, 2029.

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

As of April 12 2019, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group.

On December 31, 2018, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Options

June 25, 2020	170,100
January 18, 2023	297,500
April 26, 2026	505,000
April 25, 2027	210,000
August 25, 2028	165,000

As of December 31, 2018, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2018		2017		2016
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,207,600	2.61	1,427,438	2.94	917,188	2.79
Granted	165,000	2.65	260,000	2.39	575,000	3.22
Exercised	-	-	(60,000)	1.91	-	-
Forfeited	(25,000)	3.05	(134,750)	3.09	(64,750)	3.30
Expired	-	-	(285,088)	3.99	-	-
Outstanding on December 31,	1,347,600	2.61	1,207,600	2.61	1,427,438	2.94
Exercisable on December 31,	772,600	2.44	598,850	2.29	774,938	2.87
Share purchase options available for grant on December 31	250,428		250,428		243,428

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new Shares, at December 31, 2018:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)

3.22	505,000	7.3	3.22	-	252,500	3.22	-
2.65	165,000	9.7	2.65	-	-	-	-
2.39	210,000	8.3	2.39	-	52,500	2.39	-
2.38	120,100	1.5	2.38	-	120,100	2.38	-
1.91	297,500	4.0	1.91	-	297,500	1.91	-
1.88	50,000	1.5	1.88	-	50,000	1.88	-
1.88 to 3.22	1,347,600	5.4	2.61	-	772,600	2.44	-

(1)	Fully vested options are all exercisable options

(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $1.85 at December 31, 2018, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly.

To the best of our knowledge and on the basis of the notifications received or filed with the SEC, there are no shareholders who are beneficial owners of more than 5% of our shares as of December 31, 2018.

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of April 12, 2019, 29,368,394 shares were issued, including 28,997,866 outstanding and 370,528 treasury shares. At March 15, 2019, there were 29,342,294 ADSs, each representing one Share, all of which were held of record by 16 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

The General Manager of the Company's Korean branch "EDAP-TMS Korea", who resigned from his position with EDAP on October 11, 2017, was also the Chairman of a Korean company named Dae You. A new independent General Manager was immediately appointed as Head of EDAP-TMS Korea with no relation with the company Dae You, therefore, since that date, transactions with this company are no longer considered related party transactions. EDAP-TMS Korea subcontracted until October 11, 2017, the service contract maintenance of our medical devices installed in Korea to Dae You. The amounts invoiced by Dae You under this contract were €41 thousand and €62 thousand, for 2017 and 2016 respectively. As of December 31, 2018 and 2017, the Company recorded no payables to Dae You.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €161 thousand and €483 thousand, in 2017 and 2016, respectively. As of December 31, 2018 and 2017, the Company recorded no receivables.

In 2018, EDAP Technomed Co. Ltd. (Japan) contracted a loan amounting 80,000,000 JPY. As a current practice in Japan, this loan required a personal warranty from the representative director, president and CEO of the subsidiary Mr. Jean-François Bachelard. EDAP TMS S.A., as the mother company, counter-warranted this personal loan and agreed to indemnify Mr. Bachelard, in an indemnification letter dated November 27, 2018.

In 2018, EDAP Technomed Sdn Bdh (Malaysia) contracted a loan amounting 90,000 MYR. As a current practice in Malaysia, this loan required a personal warranty from the representative director, president and CEO of the subsidiary Mr. Hervé de Soultrait. EDAP TMS S.A., as the mother company, counter-warranted this personal loan and agreed to indemnify Mr. de Soultrait, in an indemnification letter dated January 29, 2019.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2018, total consolidated export net sales, which we define as sales made outside of mainland France, were €27.6 million, which represented 70% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones. The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2015 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, in 2016, 2017 and 2018 we did not invoice any medical equipment to the hospitals.

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

No dividends were paid with respect to fiscal years 2014 through 2017, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors. Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 12, 2019

None.

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

Our by-laws were last updated in January 2018 to reflect the latest increases in share capital related to the issuance of additional shares following the exercise of warrants and options. No shares were issued in the course of 2018.

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

None.

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

French Taxation

The following summary of the French tax consequences of purchasing and disposing of Securities does not address the treatment of Securities that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2019.

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on Securities registered in the name of a nominee. Such holders should consult their own tax advisors about the consequences of owning and disposing of Securities.

French law provides for specific rules relating to trusts, in particular specific tax and filing requirements as well as modifications to wealth, estate and gift taxes as they apply to trusts. Given the complex nature of these rules and the fact that their application varies depending on the status of the trust, the grantor, the beneficiary and the assets held in the trust, the following summary does not address the tax treatment of Securities held in a trust. If Securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of Securities.

Taxation of Dividends on Securities - Withholding Tax

Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 30% French withholding tax (reduced to 12.8% when non-residents are individuals and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French Tax Code, or FTC, if their head office was located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-20171004, n°130).

Dividends paid by a French corporation transferred to non-cooperative States or territories (Etat ou territoire non coopératif), within the meaning of Article 238-0 A of the FTC (a “Non-Cooperative State”), will be subject to French withholding tax at a rate of 75% irrespective of the tax residence of the beneficiary of the dividends, if the dividends are received in such States or territories (subject to certain exceptions and the more favorable provisions of an applicable double tax treaty, provided that the double tax treaty is found to apply and the relevant conditions are fulfilled). The list of Non-Cooperative States is published by ministerial executive order, which is updated from time to time. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

Taxation on Sale or Disposition of Securities

Generally, holders who are not residents of France for tax purposes, will not be subject to any French income tax or capital gains tax upon the sale or the disposal of Securities provided such holders have not held more than 25% of EDAP dividend rights, known as (“droits aux bénéfices sociaux”), at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception holders who are established or incorporated in a Non-Cooperative State are subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights they hold).

If the holders are resident in a State with which France has signed a double tax treaty that contains more favorable provisions, the holders may be exempt from any French income or capital gains tax when they sell or dispose of any Securities even if one of the above statements applies to them.

Pursuant to Article 235 ter ZD of the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC) are subject in France to a 0.3% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year.

A list of companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC has been published by the French tax authorities in its official guidelines on December 17, 2018 (BOI-ANNX-000467-20181217). EDAP was not included in such list as its market capitalization did not exceed €1.0 billion as at December 1, 2018. Please note that such list may be updated from time to time, or may not be published anymore in the future. Furthermore, NASDAQ is not currently acknowledged by the French AMF, but this may change in the future. Therefore, purchases of the Securities are not subject to the TFT.

In the case where the TFT is not applicable, transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (acte). Although the official guidelines published by the French tax authorities are silent on this point, ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

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

Dividends and Paying Agents

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 30% rate (reduced to 12.8% when non-residents are individuals or to 75% if paid in a Non-Cooperative State, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such Non-Cooperative State). Eligible U.S. holders providing evidence of the entitlement to Treaty benefits with respect to the dividend (article 30) under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

Additional Issues For U.S. Holders

Procedures for Claiming Treaty Benefits

Pursuant to the official guidelines published by the French tax authorities (BOI-INT-DG-20-20-20-20-20120912), U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. During 2018 and as of December 31, 2018, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2018, approximately 74% of our total costs of sales and operating expenses were denominated in euro. During the same period, approximately 59% of our sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2018 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes of approximately € for the year ended December 31, 2018, compared to a decrease of approximately €93,000 for the year ended December 31, 2017. A uniform 10% decrease in the value of the euro as of December 31, 2018 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes of approximately €66,511 for the year ended December 31, 2018 as compared to an increase of approximately €66,465 for the year ended December 31, 2017. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2018, we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.6 million, €40 thousand and €0.1 million of our outstanding indebtedness at December 31, 2018, 2017 and 2016, respectively, were denominated in Japanese yen. Approximately €0 million, €0.8 million and €3.9 million of our outstanding indebtedness at December 31, 2017 and 2016, respectively, were denominated in U.S. dollars. In addition, we had approximately €1.3 million, €2.1 million and €2.8 million of cash denominated in U.S. dollars at December 31, 2018, 2017 and 2016, respectively, and €3.7 million, €3.9 million and €1.5 million of cash denominated in Japanese yen at December 31, 2018, 2017 and 2016, respectively.

Equity Price Risk

In connection with the funds we raised in 2013 and 2016, we issued a certain number of Investor and Placement Agent Warrants (see Item 5. “Operating and Financial Review and Prospects—Warrants”). These Warrants have all expired, the last series in October and November 2018. We recorded such Warrants as a liability at fair value and we adjusted the carrying value of the Warrants to their estimated fair value at each reporting date. The fair value increases (decreases) were recorded as a financial income (loss) in our consolidated Statement of Income. We used a Black-Scholes option pricing model to adjust the fair value of the Warrants. See Note 25 of our consolidated financial statements.

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

Fees Payable to the Company by the Depositary

From January 1, 2018 to March 18, 2019, the following amounts were paid by the Depositary to the Company: $92,011.43 and $10,460.79 respectively for the administration of the ADR program and for expenses linked to the assistance in identifying shareholders of the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the material weakness described below.

In response to the identification of the material weakness described below, the Company performed additional analysis and other post-closing procedures. Based upon the work performed, management believes that the Company’s consolidated financial statements included in this Annual Report on Form 20-F fairly present in all material respects the Company’s financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. The Company’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of its disclosure control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2018 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO) in Internal Control-Integrated Framework. Based on the management’s assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2018.

Based on this evaluation, management identified a material weakness in our internal control with respect to the implementation of a new integrated information management system (SAP version 4HANA) which we launched in production on July 1, 2018, and that includes our accounting, as well as our production and inventory processes. This material weakness results from several significant deficiencies in the development and change program which, considered in aggregation, gave rise to a material weakness and to the conclusion that our internal control over financial reporting was not effective as of December 31, 2018. Specifically, these significant deficiencies relate to (i) inappropriate documentation of program change request authorizations, (ii) inappropriate documentation of data migration testing, (iii) IT and user acceptance of program changes prior to migration to production is not systematically obtained or documented, (iv) inappropriate segregation of duties between development and production, and (v) inappropriate configuration of change request and change testing authorizations as changes and authorizations are not logged.

Remediation Activities

In an effort to remediate the material weakness that was identified as of December 31, 2018, the Company has produced additional documentation, reviewed segregation of duty around access to production and changed certain configuration settings. As of the date of this filing, some of these significant deficiencies were already remediated and remediation for the remainder is underway.

Additional controls were performed to demonstrate no inappropriate use of our IT system between July 1, 2018 and December 31, 2018, and this material weakness did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2018 or restatement of any prior period previously reported by the Company.

Change in Internal Control over Financial Reporting

In assessing the effectiveness of internal control over financial reporting as of December 31, 2017, we had identified a material weakness with respect to the insufficient segregation of duties linked to the small size of our Company, and in particular that we did not maintain sufficient segregation of duties within the consolidation process given the limited size of our finance team. Specifically, our Chief Financial Officer had the ability to prepare consolidated financial statements without sufficient evidence of independent review, and we had insufficient evidence of supporting documentation, calculations and assumptions used to prepare the consolidated financial statements. This material weakness was satisfactorily remediated as of December 31, 2018 with the hiring of a person who is now responsible for the consolidation process, so that our Chief Financial Officer can be the primary person responsible for performing the controls over the consolidation process. We also reviewed the design of some of our review controls so that re-performance is to be used to demonstrate that the controls are operating effectively. In doing so, we also engaged an external consultant to assist us with the determination of certain complex accounting treatments, in particular certain assumptions used in estimates.

Except for the above remediation of the prior year material weakness and for the change related to the implementation of our new integrated information management system (SAP version 4HANA), there were no other changes in the Company’s internal control over financial reporting as of the end of the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, has been audited by KPMG S.A., an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting included on page F-2 of this Annual Report.

Its report on the effectiveness of internal control over financial reporting as of December 31, 2018, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2018 because of the effect of the material weakness described above.

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

Item 16C. Principal Accountant Fees and Services

The following table summarizes the aggregate fees of our independent registered accounting firms, billed to us for the fiscal years ended December 31, 2018 and December 31, 2017 for audit and other services. KPMG S.A. (“KPMG”) served as the Company’s independent registered accounting firm for fiscal year 2018. PricewaterhouseCoopers Audit (“PwC”) served as the Company’s independent registered accounting firm for fiscal year 2017.

Nature of the Fees	Fees for 2018 (in €)	Fees for 2017 (in €)
Audit fees (1)	398,177	329,000
Audit-related fees	19,700	-
Tax fees	-	-
All other fees	-	-
Total	417,877	329,000

(1)	“Audit fees” for 2018 include 19,000 € paid to PwC in relation with their consent and audit report related to this Form 20-F.

Audit Fees

The following services were billed under the category ‘‘audit services’’: audit of financial statements and services performed in relation to legal obligations, including the formulation of audit opinions, consents and reports, domestic and international legal audits and support in the preparation.

Audit-Related Fees

Audit-related services billed under this category only consists of attestation services related to financial reporting that are not required by statute or regulation.

Pre-approval policy

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2018, the Company recorded a purchase of 8,300 EDAP ADRs of the Company registered pursuant to Section 12 of the Exchange Act by the Company or by affiliated purchasers.

Item 16F. Change in Registrant’s Certifying Accountant

The Audit Committee recommended the dismissal of PricewaterhouseCoopers Audit (“PwC”) as its independent registered public accounting firm. The Board of Directors proposed this recommendation, which was approved at the General Meeting of shareholders held on June 29, 2018. PwC’s reports on our consolidated financial statements for the years ended December 31 2017 and 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

For the years ended December 31, 2017 and 2016 and through June 29, 2018, there were (i) no disagreements within the meaning of Item 16F (a)(1)(iv) and the related instructions of Form 20-F between the Company and PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their reports, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except as set forth in the following sentence. As previously disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting related to insufficient segregation of duties within the consolidation process given the limited size of the Company’s finance team, existed as of that date.

The Company has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of PwC’s letter, dated April 12, 2019, in which PwC states that they agree with such disclosure, is filed herewith as Exhibit 15.3.

The Audit Committee selected KPMG S.A. to serve as the Company independent registered public accounting firm for a period of six fiscal years. The Board of Directors proposed this recommendation, which was approved at the General Meeting of shareholders on June 29, 2018. KPMG S.A. will hold office until the 2024 Annual General Meeting of the Company approving the financial statements of the Company for the fiscal year ended December 31, 2023.

During the years ended December 31, 2017 and 2016, and in the subsequent interim period through June 29, 2018, neither the Company, nor anyone on its behalf, consulted KPMG S.A. regarding either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Company’s financial statements and neither a written report was provided to the Company or oral advice was provided that KPMG S.A. concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (2) any matter that was either the subject of a disagreement or a reportable event.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of January 19, 2018(1)

4.1	French version of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France(1)

4.2	English language summary of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France(1)

4.3	Form of Amended and Restated Depositary Agreement between EDAP TMS SA and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843). (1)

4.7	Form of Securities Purchase Agreement dated April 7, 2016 among EDAP TMS S.A. and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 99.1 to Form 6-K dated April 14, 2016).(1)

4.8	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K dated April 14, 2016). (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of April 12, 2019.

11.1	Code of Ethics as amended as of January 25, 2017. (1)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

15.1	Consent of KPMG.

15.2	Consent of PricewaterhouseCoopers Audit for years ended 2017 and 2016

15.3	Letter to the SEC from PriceWaterhouseCoopers Audit re: disclosure in Item 16F

101	Interactive Data File

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 12, 2019

/s/ Marc Oczachowski

Marc Oczachowski

Chief Executive Officer

Dated: April 12, 2019

/s/ François Dietsch

François Dietsch

Chief Financial Officer

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

To the Shareholders and Board of Directors
EDAP TMS S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of EDAP TMS S.A. and subsidiaries (the Company) as of December 31, 2018, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated April 10, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lyon, April 10, 2019

KPMG Audit

A division of KPMG S.A.

Sara Righenzi de Villers

Partner

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm on the Internal Control over Financial Reporting

To the Shareholders and Board of Directors
EDAP TMS S.A.

Opinion on Internal Control Over Financial Reporting

We have audited EDAP TMS S.A.S and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2018, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 10, 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the implementation of a new integrated information management system has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F-3

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Lyon, April 10, 2019

KPMG Audit

A division of KPMG S.A.

Sara Righenzi de Villers

Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EDAP TMS S.A.,

Opinion on the Financial Statements

We have audited the consolidated balance sheet of EDAP TMS S.A. and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of income (loss), the related consolidated comprehensive income (loss), shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Lyon, France,

April 30, 2018

/s/ PricewaterhouseCoopers Audit

Represented by

/s/ Elisabeth L’hermite

We served as the Company's auditor from 2012 to 2017.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2017

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2018	2017
Current assets
Cash and cash equivalents	2	19,464	20,004
Current portion of net trade accounts and notes receivable	3	11,884	11,277
Other receivables	4	1,434	1,066
Inventories	5	7,212	6,739
Other assets, current portion	6	382	489
Total current assets		40,376	39,574
Non-current assets
Property and equipment, net	7	4,208	3,682
Intangible assets, net	8	847	527
Goodwill	8	2,412	2,412
Deposits and other non-current assets		546	462
Deferred tax assets	22-3	324	165
Net Trade accounts and notes receivable, non-current	3	26	77
Total assets		48,740	46,897
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	9	6,297	6,310
Deferred revenues, current portion	10	1,929	2,295
Social security and other payroll withholdings taxes		1,177	1,075
Employee absences compensation		612	575
Income taxes payable		118	147
Other accrued liabilities	11	2,122	1,536
Short-term borrowings	13	3,683	2,718
Current portion of capital lease obligations	12	383	255
Current portion of financial instruments carried at fair value	14-2	–	840
Current portion of long-term debt	14-1	491	383
Total current liabilities		16,812	16,134
Non-current liabilities
Deferred revenues, non-current	10	973	562
Capital lease obligations, non-current	12	852	528
Financial instruments carried at fair value, non-current	14-2	–	–
Long-term debt, non-current	14-1	1,339	834
Other long-term liabilities	15	3,800	3,681
Total liabilities		23,776	21,739
Shareholders’ equity
Common stock, €0.13 par value; 29,368,394 shares issued and 28,997,866 shares outstanding at December 31, 2018 and 2017, respectively		3,818	3,818
Additional paid-in capital		65,983	65,694
Retained earnings		(39,947)	(39,608)
Cumulative other comprehensive loss		(3,748)	(3,604)
Treasury stock, at cost; 370,528 at December 31, 2018 and at December 31, 2017	16	(1,142)	(1,142)
Total shareholders’ equity	16	24,964	25,158
Total liabilities and shareholders’ equity		48,740	46,897

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the years ended December 31, 2018, 2017 and 2016

(in thousands of euros except share and per share data)

	Notes	2018	2017	2016
Sales of goods		25,070	22,580	24,045
Sales of RPPs & leases		5,086	5,095	4,906
Sales of spare parts and services		9,007	8,011	6,628
Total sales	17	39,163	35,686	35,579
Other revenues	18	19	60	32
Total revenues		39,183	35,746	35,611

Cost of goods		(14,053)	(13,170)	(12,288)
Cost of RPPs & leases		(2,557)	(2,667)	(2,527)
Cost of spare parts and services		(5,655)	(5,101)	(4,385)
Total cost of sales	19	(22,266)	(20,938)	(19,200)

Gross profit		16,917	14,808	16,411

Research and development expenses	20	(4,088)	(3,881)	(3,868)
Selling and marketing expenses		(10,551)	(9,526)	(8,856)
General and administrative expenses		(3,593)	(3,428)	(3,296)

Income (loss) from operations		(1,315)	(2,027)	392
Financial (expense) income, net	21	797	2,643	3,949
Foreign currency exchange gain (loss), net		538	(909)	103

Income (loss) before taxes	22-1	20	(293)	4,444
Income tax (expense) benefit	22-2	(358)	(388)	(602)
Net income (loss)		(338)	(681)	3,842
Basic income (loss) per share	23	(0.01)	(0.02)	0.14
Diluted income (loss) per share	23	(0.01)	(0.02)	0.13
Basic Weighted average shares outstanding	23	28,997,866	28,961,928	27,823,313
Diluted Weighted average shares outstanding	23	28,997,866	28,961,928	29,365,583

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2018, 2017 and 2016

(in thousands of euros unless otherwise noted)

	Notes	2018	2017	2016
Net income (loss)		(338)	(681)	3,842
Other comprehensive income (loss):
Foreign currency translation adjustments	16-6	(146)	288	(144)
Provision for retirement indemnities	16-6	–	57	(238)
Comprehensive income (loss), net of tax		(483)	(336)	3,460

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2018, 2017 and 2016

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2015	25,383,461	3,348	58,560	(42,769)	(3,567)	(1,142)	14,430
Net (loss) / income	–	–	–	3,842	–	–	3,842
Translation adjustment	–	–	–	–	(144)	–	(144)
Warrants and stock options granted or exercised	–	–	360	–	–	–	360
Capital increase	3,344,155	435	5,765	–	–	–	6,200
Provision for retirement indemnities	–	–	–	–	(238)	–	(238)
Balance as of December 31, 2016	28,727,616	3,783	64,685	(38,927)	(3,949)	(1,142)	24,451
Net (loss) / income	–	–	–	(681)	–	–	(681)
Translation adjustment	–	–	–	–	288	–	288
Warrants and stock options granted or exercised	–	–	382	–	–	–	382
Capital increase	270,250	35	627	–	–	–	662
Provision for retirement indemnities	–	–	–	–	57	–	57
Balance as of December 31, 2017	28,997,866	3,818	65,694	(39,608)	(3,604)	(1,142)	25,158
Net (loss) / income	–	–	–	(338)	–	–	(338)
Translation adjustment	–	–	–	–	(146)	–	(146)
Warrants and stock options granted or exercised	–	–	289	–	–	–	289
Provision for retirement indemnities	–	–	–	–	–	–	–
Balance as of December 31, 2018	28,997,866	3,818	65,983	(39,947)	(3,748)	(1,142)	24,964

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2017 and 2016

(in thousands of euros unless otherwise noted)

	2018	2017	2016
Cash flows from operating activities
Net income (loss)	(338)	(681)	3,842
Adjustments to reconcile net income (loss) to net cash generated by (used in) operating activities:
Depreciation and amortization	1,610	1,573	1,025
Change in warrants fair value	(889)	(2,669)	(3,985)
Other Non-cash compensation	289	382	360
Change in allowances for doubtful accounts & slow-moving inventories	591	28	(75)
Change in long-term provisions	300	105	116
Net capital loss on disposals of assets	37	47	58
Deferred tax expense (benefit)	(153)	(153)	65
Operating cash flow	1,447	(1,368)	1,408
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	(983)	(1,741)	1,752
Decrease (Increase) in inventories	(704)	669	(1,985)
Decrease (Increase) in other assets	115	(47)	46
(Decrease) Increase in trade accounts and notes payable	(70)	426	(153)
(Decrease) Increase in accrued expenses, other current liabilities	370	(998)	143
Net increase (decrease) in operating assets and liabilities	(1,272)	(1,691)	(197)
Net cash generated by (used in) operating activities	175	(3,059)	1,209
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(827)	(988)	(853)
Net proceeds from sale of leased back assets	359	85	–
Acquisitions of property and equipment	(604)	(631)	(321)
Acquisitions of intangible assets	(438)	(453)	(151)
Proceeds from sale of short term investments	–	–	1,000
Increase in deposits and guarantees	(59)	(45)	(59)
Net cash generated by (used in) investing activities	(1,569)	(2,032)	(384)
Cash flow from financing activities:
Proceeds from capital increase	–	548	6,200
Proceeds from stock-option exercise	–	115	–
Proceeds from long term borrowings, net of financing costs	1,032	1,638	3,168
Repayment of long term borrowings	(443)	(243)	(305)
Repayment of obligations under capital leases	(358)	(297)	(277)
Increase (decrease) in bank overdrafts and short-term borrowings	946	1,110	(1,182)
Net cash generated by (used in) financing activities	1,178	2,871	7,604
Net effect of exchange rate changes on cash and cash equivalents	(323)	235	(19)
Net increase (decrease) in cash and cash equivalents	(539)	(1,985)	8,410
Cash and cash equivalents at beginning of year	20,004	21,989	13,578
Cash and cash equivalents at end of year	19,464	20,004	21,989

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

With the exception of the change in the Company’s Revenue Recognition Policy as a result of the adoption of ASC 606, there have been no changes to the accounting policies for the fiscal year ended December 31, 2018, that are of significance, or potential significance, to the Company.

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

1-4 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries.

1-5 Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, on January 1, 2018.

The Company’s revenue consists of:

- Sales of goods (devices and consumables), where invoicing takes place upon delivery.

- Revenue-per-Procedures (“RPP”) and leases: they comprise (i) revenues on a per treatment basis which are invoiced after each treatment, or in advance, or on a periodic basis, (ii) leases of devices, which are generally invoiced on a monthly or quarterly basis, and (iii) lease components arising from multiple-element arrangements, where specific sales terms are negotiated in accordance with each customer’s individual requirements and which are generally invoiced based on contract terms,

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

- Sales of spare parts and services (maintenance, upgrades, mobility and others). Spare parts are invoiced when delivered. Regarding services, invoicing is performed either on a subscription basis (in advance or at the end of the period) or when performed.

The Company invoices its customers based on the billing schedules in its sales arrangements. Payments are generally due between one to three months from date of invoice.

The Company accounts for a contract with a customer when there is a legally enforceable contract between the Company and its customer, the rights of the goods or services and their payment terms can be identified, the contract has commercial substance, collectability of the contract consideration is probable, it is approved and the parties are committed to their obligations.

Our sale arrangements may contain multiple elements, including device(s), consumables and services. For these multiple-element arrangements, the Company accounts for individual goods and services as separate performance obligations: (i) if they are a distinct good or service that is separately identifiable from other items in the multiple-element arrangement; and (ii) if a customer can benefit from the good or service on its own or with other resources that are readily available to the customer. The Company’s sale arrangements may include a combination of the following performance obligations: device(s), consumables, leases and services (such as, but not limited to, warranty extension).

For multiple-element arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells the goods or services. If a standalone selling price is not directly observable, then the Company estimates the standalone selling price considering market conditions and entity-specific factors including, but not limited to, features and functionality of the goods and services, geographies, and type of customer. The Company regularly reviews standalone selling prices and updates these estimates as necessary.

The Company recognizes revenue when the performance obligations are satisfied by transferring control over the good or service to a customer.

The Company’s revenue consists of the following:

Sales of goods:

Sales of goods are and have historically been comprised of net sales of medical devices (ESWL lithotripters and HIFU devices) and net sales of disposables (mostly Ablapaks and Focalpaks in the HIFU division and electrodes in the UDS division). Sales of goods also includes products such as urology laser and urodynamics devices distributed through our agents and third-party distributors.

For devices and disposables, revenue is recognized when the Company transfers control to the customer (i.e. when the customer has the ability to direct the use of, and obtain substantially all of the remaining benefit from, the device or disposables), which is generally at the point of delivery or installation, depending on the terms of the arrangement (i.e. when the customer can use the good to provide services or sell or exchange the good), and based on contractual incoterms.

The Company’s sales arrangements do not provide a right of return. The goods are generally covered by a period of one to two years standard warranty upon installation. The Company also provides training associated with the sales of goods; such training-related costs are immaterial in the context of the contract with the customer and do not constitute a distinct performance obligation.

Sales of RPPs and leases:

Sales of RPP and leases include the revenues from the sale of treatment procedures and from the leasing of machines. We provide machines to clinics and hospitals for free for a limited period, rather than selling the devices. These hospitals and clinics perform treatments using the devices and usually pay us based on the number of individual treatments provided.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Revenues related to the sale of treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

Regarding multiple-element arrangements with a lease component, a portion of the contract is allocated to the lease component on the basis of observable market prices applied by the Company for similar devices under operating leases. The lease component is recognized on a straight line basis over the contractual period. Other components under the contract are recognized in accordance with their nature.

Sales of spare parts and services:

Revenues related to spare parts are recognized when spare parts are delivered to distributors who perform their own maintenance services. Spare parts used in the performance of EDAP’s own maintenance and repair services are generally not recognized separately, unless specified in the contract.

Revenues related to Services mainly consist of maintenance contracts which rarely exceed one year and are recognized on a straight line basis over the term of the service period as the customer benefits from the service throughout the service contract period. For services rendered when no maintenance contract is in place or for services not included in the scope of a maintenance contract, revenues are recorded when services are performed.

The Company recognizes revenue for extended warranties included in the multiple-element arrangements as a separate performance obligation in Sales of services on a straight-line basis over the extended warranty period. In the majority of countries in which the Company operates, the statutory warranty period is one to two years and the extended warranty covers periods beyond this statutory period. Standard warranties do not constitute a separate performance obligation. The Company accrues for the warranty costs at the time of sale of the device through the multiple-element arrangement.

Agents and distributors:

As part of its sale process in countries other than continental France, when the Company does not have a local subsidiary, sales of goods to end-customers are performed through agent and distributors. Such agent and distributors are primarily responsible for the sales’ process, bear the inventory risk, and are free to determine the sale prices. Sales of goods to agents and distributors are recognized at the time of the sale to the related agent or distributor, based on contractual incoterms.

Deferred revenue:

Deferred revenue for the periods presented primarily relates to service contracts where the service fees are billed up-front, generally quarterly or annually, prior to those services having been performed, and consists primarily of billing or cash receipts in advance of services due under maintenance contracts or extended warranty contracts. The associated deferred revenue is generally recognized ratably over the service period.

Disaggregation of revenue:

Disaggregation by primary geographical market, and timing of revenue recognition is reported in Note 17.

Contract Balances:

Details on contract liabilities are reported on Note 10.

The Company applies the practical expedient in paragraph 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. This relates mainly to maintenance services.

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

1-7 Shipping and handling costs

Shipping and handling costs are not considered as performance obligations. Shipping and handling costs are recorded as a component of cost of sales.

1-8 Cash equivalents and short term investments

Cash equivalents are cash investments which are highly liquid and have initial maturities of 90 days or less.

Cash investments with a maturity higher than 90 days are considered as short-term investments.

1-9 Accounts Receivables

Accounts receivables are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debt based on our collection efforts, aging of accounts receivables and other known factors. Accounts receivable also include factored receivables for which the Company is bearing the collection risk.

1-10 Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is either the manufacturing cost, which is principally comprised of components and labor costs for our own manufactured products, or purchase price for urology products we distribute. Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market value.

1-11 Property and equipment

Property and equipment is stated at historical cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of the related assets, as follows:

Leasehold improvements (in years)		10 or lease term if shorter
Equipment (in years)	3	-	10
Furniture, fixtures, fittings and other (in years)	2	-	10

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

1-15 Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 2 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €433 thousand, €316 thousand and €319 thousand for the years ended December 31, 2018, 2017 and 2016, respectively.

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

The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash and is not contingent on future taxable income. As such, the Company considers the research tax credits as a grant, offsetting research and development expenses.

1-18 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred and are included in selling and administrative expenses in the accompanying consolidated statements of income (loss). Advertising costs amounted to €719 thousand, €672 thousand and €744 thousand for the years ended December 31, 2018, 2017 and 2016, respectively.

1-19 Foreign currency translation and transactions

Translation of the financial statements of consolidated companies

The reporting currency of EDAP TMS S.A. for all years presented is the euro (€). The functional currency of each subsidiary is its local currency. In accordance with ASC 830, all accounts in the financial statements are translated into euro from the functional currency at the following exchange rates:

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

Presentation in the Statement of Income

Aggregate foreign currency transactions gains and losses are disclosed in a single caption in the Statement of Income under section “Foreign currency exchange gain (loss), net”.

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

Gains and losses from derivative instruments are recorded in the Statement of Income.

1-22 Employee stock option plans

At December 31, 2018, the Company had four stock-based employee compensation plans. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

1-23 Warrants

The Company recorded outstanding warrants issued in March 2012, May 2013 and April 2016 as a liability. Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the said warrants could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price of the warrants was determined in U.S. dollars while the functional currency of the Company is the Euro. As of December 31, 2018, there were no more warrants outstanding.

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

1-25 Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-14 Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), by one year. Topic 606supersedes the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue in a way that depicts the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The Company adopted Topic 606 Revenue from Contracts with Customers with a date of initial application as of January 1, 2018. As a result, the Company has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under Topic 605. The details of the significant changes and quantitative impact of the changes are disclosed below.

In implementing Topic 606, the Company considered in particular that separate performance obligations and contract liabilities were already identified as such and dates of transfer of controls were similar under the previous accounting standards. Contract assets are non-material as of December 31, 2018 and 2017. The Company performed an analysis of its relationships with agents and distributors within the framework of topic 606, which did not result in a change of its conclusions that they are acting as principal.

The impact to the Company of adopting the new revenue standard primarily relates to additional and expanded disclosures, and in particular contract liabilities and disaggregated revenues. There is no impact on the opening balance of equity and on the 2018 revenue.

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

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which supersedes ASC 840 “Leases” and creates a new topic, ASC 842 "Leases." This update requires lessees to recognize on their balance sheet a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company will adopt the new standard as of January 1, 2019. The Company performed an analysis of all contracts to identify lease components or rights of use. The Company determined that the new standard mostly applies to leases for facilities situated in France, Japan and in the U.S., for Company vehicles and printers. The last category has been determined as being below the threshold and not material. As of January 1, 2019, the estimated opening balance sheet impact is expected to amount to Euros 2.9 million on financial debt.

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

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

2—CASH EQUIVALENTS

Cash and cash equivalents and short-term investments are comprised of the following:

	December 31,
	2018	2017
Total cash and cash equivalents	19.464	20,004
Short term investments	–	–
Total cash and cash equivalents, and short term investments	19,464	20,004

3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2018	2017
Trade accounts receivable	12,907	12,202
Notes receivable	408	181
Less: allowance for doubtful accounts	(1,405)	(1,029)
Total	11,910	11,354
Less current portion	(11,884)	(11,277)
Total long-term portion	26	77

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to a cost of €362 thousand, a cost of €107 thousand and an income of €18 thousand, respectively for the years ended December 31, 2018, 2017 and 2016.

Long term portion consists of sales type leases of medical devices.

Future minimum payments to be received over the five coming years are as follows:

Sales type leases
2019	42
2020	18
2021	8
2022	–
2022	–
Total minimum payments	70

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

4—OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2018	2017
Research and development tax credit receivable from the French State	685	560
Value-added taxes receivable	390	216
Other receivables from Government and public authorities	233	238
Others	126	52
Total	1,434	1,066

5—INVENTORIES

Inventories consist of the following:

	December 31,
	2018	2017
Components, spare parts	3,496	3,909
Work-in-progress	576	729
Finished goods – own manufactured products	2,672	1,167
Finished goods – distribution products	1,442	1,656
Total gross inventories	8,186	7,461
Less: allowance for slow-moving inventory and net realizable value	(974)	(722)
Total	7,212	6,739

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory (excluding exchange rate impact), the changes in which are classified within cost of sales, amounted to a cost of €227 thousand for the year ended December 31, 2018, an income of €41 thousand for the year ended December 31, 2017, and a cost of €55 thousand for the year ended December 31, 2016, respectively.

6—OTHER ASSETS

Other assets consist of the following:

	December 31,
	2018	2017
Prepaid expenses, current portion	382	489
Total	382	489

Prepaid expenses mainly consist of rental and future congresses expenses.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2018	2017
Equipment	8,677	7,588
Furniture, fixture, and fittings and other	4,064	3,766
Total gross value	12,742	11,354
Less: accumulated depreciation and amortization	(8,534)	(7,672)
Total	4,208	3,682

Depreciation expense related to property and equipment amounted to €1,367 thousand, €1,153 thousand and €843 thousand for the years ended December 31, 2018, 2017 and 2016, respectively.

Assets under capital leases:

Capitalized costs on equipment held under capital leases of €2,704 thousand and €2,081 thousand are included in property and equipment at December 31, 2018 and 2017, respectively. Accumulated depreciation of these assets under capital leases was €2,291 thousand and €2,018 thousand, at December 31, 2018 and 2017, respectively.

Capitalized costs on vehicles and office and IT equipment held under capital leases of €1,423 thousand and €981 thousand are included in property and equipment at December 31, 2018 and 2017, respectively. Accumulated depreciation of these assets under capital leases was €619 thousand and €528 thousand, at December 31, 2018 and 2017, respectively.

Depreciation expense on assets held under capital leases is included in total depreciation expense and amounted to €386 thousand, €218 thousand and €164 thousand, for the years ended December 31, 2018, 2017 and 2016, respectively.

Assets leased to customers:

Capitalized costs on equipment leased to customers of €351 thousand and €474 thousand are included in property and equipment at December 31, 2018 and 2017, respectively. Accumulated amortization of these assets leased to third parties was €72 thousand and €27 thousand, at December 31, 2018 and 2017, respectively.

Depreciation expense on equipment leased to customer is included in total depreciation expense and amounted to €51 thousand, €24 thousand and €2 thousand, for the years ended December 31, 2018, 2017 and 2016, respectively.

8—GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-13, ASC 350 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2018.

The Company completed the required annual impairment test in the fourth quarter of 2018. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Intangible assets consist of the following:

	December 31,
	2018	2017
Licenses	1,431	993
Trade name and trademark	414	393
Patents	412	412
Organization costs	320	320
Total gross value	2,577	2,118
Accumulated amortization for licenses	(587)	(477)
Accumulated amortization for trade name and trademark	(411)	(383)
Accumulated amortization for patents	(412)	(411)
Accumulated amortization for organization costs	(320)	(320)
Less: Total accumulated amortization	(1,730)	(1,591)
Total	847	527

Licenses increase is mainly due to SAP program implementation. Amortization expenses related to intangible assets amounted to €110 thousand, €74 thousand and €42 thousand, for the years ended December 31, 2018, 2017 and 2016, respectively.

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31, 2018

2019	97
2020	89
2021	87
2022	85
2023	83
Total	441

9—TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2018	2017
Trade accounts payable	6,286	6,220
Notes payable	11	90
Total	6,297	6,310

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

10—DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2018	2017
Deferred revenues on maintenance contracts	1,246	1,497
Deferred revenue on RPP	339	405
Deferred revenue on sale of devices	289	218
Deferred revenue on extension of warranty, included in sales contracts	855	676
Deferred research and development grants	173	61
Total	2,902	2,857
Less long term portion	(973)	(562)
Current portion	1,929	2,295

Deferred revenue on extension of warranty will be recognized over the following periods:

December 31, 2018

2019	167
2020	264
2021	218
2022	162
2023	44
Total	855

The components of deferred revenue on extension of warranty for year ended December 31, 2018 are as follows:

Total
Beginning balance	676
New extension of warranty	331
Recognition of revenue	(152)
Ending balance	855

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

11—OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2018	2017
Retirement indemnities	2,287	2,076
Provision for warranty costs	547	449
Accruals for payroll and associated taxes	680	611
Conditional government advances	1,039	1,039
Value added tax payable	327	125
Advances received from customers	115	108
Provision for Asset Retirement Obligation (Japan)	118	100
Provision for employee termination indemnities (Italy)	369	349
Provision for employee termination indemnities (Korea)	30	–
Others	411	360
Total	5,923	5,217
Less non-current portion	(3,800)	(3,681)
Current portion	2,122	1,536

We receive government conditional advances and grants for advanced research programs we conduct alone or in connection with other unrelated entities (mainly HECAM project) which are provided for and managed by French state-owned entities, and specifically “Banque Publique d’Investissement” (“Bpifrance”). We, alone or with other unrelated entities, enter into multi-year contractual arrangements for the financing of specific research programs. These arrangements consist of both grants and conditional advances which are paid in fixed instalments at predetermined contractual dates, subject generally to milestones based on progress of the research and documentation. Grants received are non-refundable. Conditional advances received are subject to a fixed 1.44% interest rate. If and when the research program is considered a commercial success, contractual repayment is required. In addition, if we decide to stop the research program, the conditional advance may be repayable. Grants that relate to expenses we incur for this research program are recognized in the line item “Research and Development Expenses” in the period in which the expenses subject to the grants have been incurred (see Note 20).

Conditional advances as of December 31, 2018, mature as follows, should the underlying Research Program advance as per contract:

2019	–
2020	–
2021	–
2022	203
2023 and thereafter	836
Total	1,039

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Changes in the provision for warranty costs are as follows:

	December 31,
	2018	2017
Beginning of year	449	548
Amount used during the year	(335)	(415)
New warranty expenses	433	316
End of year	547	449
Less current portion	(356)	(265)
Long term portion	191	184

12—LEASE OBLIGATIONS

12-1 Capital leases

The Company leases certain of its equipment under capital leases. At December 31, 2018, this equipment consists of medical devices for a liability amount of €432 thousand and vehicles and other IT equipment for a liability amount of €802 thousand. Future minimum lease payments under capital leases for the years ending December 31, 2018 are as follows:

December 31,
2019	401
2020	361
2021	252
2022	170
2023 and thereafter	89
Total minimum lease payments	1273
Less: amount representing interest	(39)
Present value of minimum lease payments	1,234
Less: current portion	(383)
Long-term portion	852

Interest paid under capital lease obligations was €21 thousand, €13 thousand and €18 thousand for the years ended December 31, 2018, 2017 and 2016, respectively.

12-2 Operating leases

As of December 31, 2018, operating leases having initial or remaining non-cancelable lease terms greater than one year consist of one lease for the facilities of TMS S.A. in Vaulx-en-Velin, France, several leases for facilities in Japan and one lease for the facilities in the United States and Italy. The French lease contract signed on July 1, 2015 has a lease term of ten years expiring on June 30, 2025, including nine firm years.

Future minimum lease payments for these operating leases consist of the following amounts:

	France	Japan	USA	Italy

2019	329	227	45	37
2020	329	167	45	37
2021	329	132	4	37
2022	329	39	–	25
2023 and thereafter	822	–	–	–
Total	2,138	565	94	135

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Total rent expenses under operating leases amounted to €1,002 thousand, €904 thousand and €841 thousand, for the years ended December 31, 2018, 2017 and 2016, respectively. These total rent expenses include the above-mentioned operating leases, but also lease expenses related to subsidiaries office rentals, office equipment and car rentals.

13—SHORT-TERM BORROWINGS

As of December 31, 2018, short-term borrowings consist mainly of €3,683 thousand of factored account receivables and for which the Company is bearing the collection risk As of December 31, 2017, short-term borrowings consist mainly of €2,718 thousand of factored account receivables factored and for which the Company is bearing the collection risk.

14—LONG TERM DEBT AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

14-1 Long-term debt:

	December 31,
	2018	2017
France term loan	526	700
Japanese term loan (YEN)	628	40
Germany term loan	632	399
Italy term loan	27	78
Malaysia term loan	17	–
Total long term debt	1,830	1,217
Less current portion	(491)	(383)
Total long-term portion	1,339	834

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2018, long-term debt in Japan consists of a new loan in Yen with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP Technomed Co. Ltd	80,000,000	November 30, 2025	1.98%	Monthly instalment

As of December 31, 2017, long-term debt in Japan consists of two loans in Yen with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP Technomed Co. Ltd	55,000,000	June 30, 2018	1.80%	Monthly instalment
	10,000,000	June 30, 2018	2.10%	Monthly instalment

As of December 31, 2018 and 2017, long-term debt in Germany consists of two loans in euro with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TMS GMBH	450,000	November 30, 2020	2.49%	Monthly instalment

This loan is pledged by an HIFU equipment with a purchase value of €450 thousand.

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TMS GMBH	136,500	December 31, 2022	2.25%	Monthly instalment

This loan is pledged by an UDS equipment with a purchase value of €136 thousand.

And a new loan as of December 31, 2018 with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TMS GMBH	400,000	April 30, 2023	2.40%	Monthly instalment

This loan is pledged by an HIFU equipment with a purchase value of €438 thousand.

As of December 31, 2018 and 2017, long-term debt in Italy consists of a loan in euro for an initial amount of €242 thousand with an interest rate of Euribor 1 month + 4.5% due to mature on June 6, 2019.

As of December 31, 2018 and 2017, long-term debt in France consists of one loan in Euro to finance the ERP project with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TMS FRANCE	700,000	October 16, 2021	0.40%	Quarterly instalment

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2018, long-term debt in Malaysia consists of a new loan in Ringgit with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TECHNOMED SDN BHD	90,000	July 31, 2022	4.64%	Monthly instalment

14-2 Financial instruments carried at fair value:

	December 31,
	2018	2017

Investor Warrants	–	840
		–
Total	–	840
Less current portion	–	(840)
Total long-term portion	–	–

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”) with warrants attached (the “March 2012 Investor Warrants”) allowing Investors to purchase up to 1,406,250 new ordinary shares of the Company. The Company also issued warrants to the placement agent, Rodman & Renshaw LLC (the “March 2012 Placement Agent Warrants” giving rights to the Placement Agent to purchase up to 168,750 new shares of the Company (together with the March 2012 Investor Warrants: the “March 2012 Warrants”). The Company determined that the March 2012 Warrants should be accounted for as a liability. The Company used the Black-Scholes pricing model to value the March 2012 Warrants at inception, with subsequent changes in fair value recorded as a financial expense or income.

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued 3,000,000 new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”), at a price of $4.00 per share, with warrants attached (the “May 2013 Investor Warrants”). The May 2013 Investor Warrants allowed investors to purchase up to 1,500,000 shares in the form of ADSs at an exercise price of $4.25. The May 2013 Investor Warrants were exercisable as from November 29, 2013 and expired on November 29, 2018. The Company also issued warrants to the placement agent, H.C. Wainwright & Co., LLC with an exercise price of $5.00 per share (the “May 2013 Placement Agent Warrants” and together with the May 2013 Investor Warrants, the “May 2013 Warrants”), The May 2013 Placement Agent Warrants were exercisable from November 29, 2013 and expired on May 28, 2016. As the May 2013 Warrants comprised the same structure and provisions than the March 2012 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the May 2013 Warrants should be accounted for as a liability. Total gross proceeds for the May 2013 Placement amounted to $12 million (€ 9.270 million), out of which $3.817 million (€2.950 million) allocated to the Investor and Placement Agent Warrants based on their fair value and accounted for as liability, and the remaining $8.183 million (€6.320 million) allocated to the share capital increase (see note 16-1). The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with changes in fair value recorded as a financial expense or income.

On April 14, 2016, pursuant to a securities purchase agreement dated April 7, 2016, the Company issued 3,283,284 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “April 2016 Placement”), at a price of $3.50 per share, with warrants attached (the “April 2016 Investor Warrants”). The April 2016 Investor Warrants allowed investors to purchase up to 3,283,284 shares in the form of ADSs at an exercise price of $4.50. The April 2016 Investor Warrants were exercisable from October 14, 2016 and expired on October 14, 2018. As the April 2016 Warrants comprised the same structure and provisions than the March 2012 and May 2013 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the April 2016 Warrants should be accounted for as a liability. Total gross proceeds for the placement amounted to $11.5 million (€ 10.2 million), out of which $3.578 million (€3.168 million) allocated to the Investor Warrants based on their fair value and accounted for as liability, and the remaining $7.913 million (€7.006 million) allocated to the share capital increase (see Note 16-1). The Company used the Black-Scholes pricing model to value the April 2016 Warrants at inception, with changes in fair value recorded as a financial expense or income.

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

	At inception date	December 31, 2018	December 31, 2017
Share price at closing date	$3.96	–	$2.87
Strike price of warrants	$4.25	–	$4.25
Risk free interest rate at 5.5 years	1.07%	–	0%
Share price volatility	71%	–	57.40%
Dividend rates	0%	–	0%
Unit fair value	$2.35	–	$0.26
Total fair value (in thousand $)	$3,525	–	$392
Total equivalent amount (in thousand €)	€2,725	–	€328

As of December 31, 2018, all of the May 2013 Investors Warrants were exercised or forfeited.

Fair Value of the April 2016 Investor Warrants:

The valuation model of the Investor Warrants uses the following main assumptions and parameters based on a Black-Scholes model. Note that Warrant’s maturity is assumed to be their legal duration as per Warrant contract.

	At inception date	December 31, 2018	December 31, 2017
Share price at closing date	3.64	–	2.87
Strike price of warrants	$4.50	–	$4.50
Risk free interest rate at 2.5 years	0%	–	0%
Share price volatility	60.20%	–	57.40%
Dividend rates	0%	–	0%
Unit fair value	$1.09	–	$0.19
Total fair value (in thousand $)	$3,579	–	$614
Total equivalent amount (in thousands €)	€3,168	–	€512

As of December 31, 2018, all of the April 2016 Investors Warrants were exercised or forfeited.

Refer to Note 24 for more details on the fair value of Financial Instruments.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

14-3 Long-term debt and financial instruments maturity:

Long-term debt and financial instruments carried at fair value at December 31, 2018 mature as follows:

2019	491
2020	460
2021	381
2022	205
2023 and thereafter	293
Total	1,830

15—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2018	2017
Provision for retirement indemnities (Japan & France), less current portion	2,222	2,008
Provision for employee termination indemnities (Italy) less current portion	170	349
Provision for employee termination indemnities (Korea) less current portion	30	–
Provision for Asset Retirement Obligation (Japan) less current portion	118	101
Provision for warranty costs, less current portion	191	184
Conditional government advances, less current portion	1,039	1,039
Accrued interest less current portion	30	–
Total	3,800	3,68 1

Provision for asset retirement obligation in Japan is related to subsidiary’s offices and warehouses.

Pension, post-retirement and post-employment benefits for most of the Company’s employees are sponsored by European governments. In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2018 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires if he or she is still present at the Company at the date of retirement. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management best estimate based on the following assumptions as of year-end:

	Pension Benefits - France
	2018	2017
Discount rate	1.60%	1.60%
Salary increase	2.50%	2.50%
Retirement age	65	65
Average retirement remaining service period	24	24

	Pension Benefits - Japan
	2018	2017
Discount rate	0.50%	0.50%
Salary increase	2.50%	2.50%
Retirement age	60	60
Average retirement remaining service period	14	14

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The discount rate retained is determined by reference to the high quality rates for AA- rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

In 2018, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	966	1,255
Current liabilities	10	55
Accumulated other comprehensive income (loss)	(161)	(416)
Total	815	895

In 2017, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	867	1,141
Current liabilities	27	40
Accumulated other comprehensive income (loss)	(165)	(412)
Total	729	769

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year for each of the three years ending December 31, 2018:

France	2018	2017	2016

Change in benefit obligations:
Benefit obligations at beginning of year	895	842	694
Service cost	67	66	45
Interest cost	14	13	15
Actuarial (gain) / loss	–	–	88
Amortization of net prior service cost	1	1	–
Benefits paid	–	(27)	–
Benefit obligations at end of year (1)	976	895	842
Unrecognized actuarial (gain) loss (2)	141	144	147
Unrecognized prior service cost (2)	20	22	23
Accrued pension cost	815	729	672

(1)	The accumulated benefit obligation was €692 thousand and €627 thousand at December 31, 2018 and 2017 respectively.

(2)	The amount in accumulated other comprehensive income (loss) to be recognised as components of net periodic benefit costs in 2019 is €4 thousand.

Japan	2018	2017	2016

Change in benefit obligations:
Benefit obligations at beginning of year	1,182	1,162	906
Service cost	131	118	81
Interest cost	6	6	10
Amortization of net loss	26	24	16
Actuarial (gain) / loss	–	(12)	147
Benefits paid	(94)	(17)	(38)
Exchange rate impact	(60)	(99)	40
Benefit obligations at end of year(1)	1,311	1,182	1,162
Unrecognized actuarial (gain) loss (2)	416	412	464
Unrecognized prior service cost (2)	–	–	–
Accrued pension cost	895	769	698

(1)	The accumulated benefit obligation was €960 thousand and €872 thousand at December 31, 2018 and 2017, respectively.

(2)	The amount in accumulated other comprehensive income (loss) to be recognised as components of net periodic benefit costs in 2019 is €26 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan

2019	10	55
2020	–	6
2021	86	55
2022	–	75
2023	107	96
2024-2028	277	743

16—SHAREHOLDERS’ EQUITY

16-1 Common stock

As of December 31, 2018, EDAP TMS S.A.’s common stock consisted of 29,368,394 issued shares fully paid and with a par value of €0.13 each. 28,997,866 of the shares were outstanding.

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

16-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of €15,011 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

16-4 Treasury stock

As of December 31, 2018, the 370,528 shares of treasury stock consisted of (i) 190,238 shares acquired between August and December 1998 for €649 thousand, and (ii) 180,290 shares acquired in June and July 2001 for €493 thousand. All 370,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 16-5).

16-5 Stock-option plans

As of December 31, 2018, the 370,528 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows: 120,100 shares which may be purchased at a price of €2.38 per share pursuant to the exercise of options that were granted on June 25, 2010.

As of December 31, 2018, EDAP TMS S.A. sponsored four stock purchase and subscription option plans:

On May 22, 2007, the shareholders of the Company authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares.

Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted the remaining 95,912 options to subscribe to new Shares to certain employees of EDAP TMS. The exercise price was fixed at €1.88 per share. Options were to begin vesting one year after the date of grant and were fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. There was no impact on 2016, 2017 and 2018 operating expenses, in accordance with ASC 718. Under this plan, 50,000 options are outstanding and exercisable at December 31, 2018.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and were fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. There was no impact on 2016, 2017 and 2018 operating expenses, in accordance with ASC 718. Under this plan, 120,100 options are outstanding and exercisable at December 31, 2018.

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of January 18, 2017 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2013 the total fair value of the options granted under this plan was €660 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method). The impact on operating income, in accordance with ASC 718, was €29 thousand, €2 thousand and €0 thousand, in 2016, 2017 and 2018, respectively. Under this plan, 297,500 options are outstanding and exercisable at December 31, 2018.

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

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 165,000 options to subscribe Shares to certain employees of EDAP TMS on August 29, 2018. The exercise price was fixed at €2.65 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of August 29, 2022 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on August 29, 2029 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2018, the total fair value of the options granted on August 29, 2018 under this plan was €219 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The impact on operating income, in accordance with ASC 718, was €331 thousand, €380 thousand and €289 thousand, in 2016, 2017 and 2018, respectively.

Under this 2016 plan, 880,000 options are outstanding and 305,000 options are exercisable at December 31, 2018.

Forfeited stock-options are recognized as they occur, in accordance with ASU 2016-09.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2018	2017	2016
Weighted-average expected life (years)	6.25	6.25	6.25
Expected volatility rates(1)	52.6%	57.4%	60.60%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	0.18%	0.02%	0.01%
Weighted-average exercise price (€)	2.65	2.39	3.22
Weighted-average fair value of options granted during the year (€)	1.33	1.29	1.67

(1) Historical volatility calculated over 10 years.

As of December 31, 2018, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2018		2017		2016
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,207,600	2.61	1,427,438	2.94	917,188	2.79
Granted	165,000	2.65	260,000	2.39	575,000	3.22
Exercised	–	–	(60,000)	1.91	–	–
Forfeited	(25,000)	3.05	(134,750)	3.09	(64,750)	3.30
Expired	–	–	(285,088)	3.99	–	–
Outstanding on December 31,	1,347,600	2.61	1,207,600	2.61	1,427,438	2.94
Exercisable on December 31,	772,600	2.44	598,850	2.29	774,938	2.87
Share purchase options available for grant on December 31	250,428		250,428		243,428

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2018:

	Outstanding options				Fully vested options(1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)

3.22	505,000	7.3	3.22	–	252,500	3.22	–
2.65	165,000	9.7	2.65	–	–	–	–
2.39	210,000	8.3	2.39	–	52,500	2.39	–
2.38	120,100	1.5	2.38	–	120,100	2.38	–
1.91	297,500	4.0	1.91	–	297,5000	1.91	–
1.88	50,000	1.5	1.88	–	50,000	1.88	–
1.88 to 3.22	1,347,600	5.4	2.61	–	772,600	2.44	–

(1)	Fully vested options are all exercisable options

(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $1.85 at December 31, 2018, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2018, and changes during the year ended December 31, 2018, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2018	593,750	1.53
Granted	165,000	1.33
Vested	(180,000)	1.56
Forfeited	(3,750)	1.29
Non-vested at December 31, 2018	575,000	1.47

As of December 31, 2018, there were €352 thousand of total unrecognized compensation expenses related to non-vested stock-options, over a period of 3.66 year.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

16-6 Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) net of tax, for the years ended December 31, 2018, and 2017, are as follows:

	Year Ended December 31, 2018
	Foreign currency translation adjustments	Provision for retirement indemnities	Total
Beginning balance	(3,027)	(577)	(3,604)
Other comprehensive income (loss) before reclassifications	–	–	–
Reclassified from accumulated other comprehensive loss	–	–	–
Net current-period other comprehensive income (loss)	(146)	–	(146)
Ending balance	(3,173)	(577)	(3,748)

	Year Ended December 31, 2017
	Foreign currency translation adjustments	Provision for retirement indemnities	Total
Beginning balance	(3,315)	(634)	(3,949)
Other comprehensive income (loss) before reclassifications	–	–	–
Reclassified from accumulated other comprehensive loss	–	–	–
Net current-period other comprehensive income (loss)	288	57	345
Ending balance	(3,027)	(577)	(3,604)

As there is an allowance recorded against deferred tax assets, there is no net impact of tax.

17—TOTAL SALES

Amount of net sales derived from our operations in Asia, France, the United States. and other geographical areas, are as follows:

Primary geographical markets (€)	2018	2017	2016
Asia	14,119	13,461	10,427
France	11,577	10,573	9,606
United States	2,048	1,748	3,418
Others geographical areas	11,419	9,904	12,127
	39,163	35,686	35,579

The amount of net sales is recognized following the timing above:

Timing of revenue recognition	2018	2017	2016
Products transferred at a point in time	31,373	28,760	29,842
Products and services transferred over time	7,790	6,927	5,737
	39,163	35,686	35,579

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

18—OTHER REVENUES

Other revenues consist of the following:

	2018	2017	2016
Licenses and others	19	60	32
Total	19	60	32

In 2018, 2017 and 2016, other revenues mainly consist of sales of a license to Theraclion.

19—COSTS OF SALES

Costs of sales consist of the following:

	2018	2017	2016
Direct costs of sales	(13,683)	(12,706)	(11,161)
Indirect costs of sales	(8,583)	(8,232)	(8,039)
Total costs of sales	(22,266)	(20,938)	(19,200)

20—RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2018	2017	2016
Gross research and development expenses	(4,863)	(4,539)	(4,577)
Research Tax Credit	685	504	511
Grants	90	154	198
Net Research and development expenses	(4,088)	(3,881)	(3,868)

In 2018, 2017 and in 2016 grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of liver cancer (HECAM Development project).

Research and development costs are expensed as incurred and include amortization of assets, costs of prototypes, salaries, benefits and other headcount related costs, contract and other outside service fees, and facilities and overhead costs.

21—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2018	2017	2016
Interest income	19	18	21
Interest expense	(111)	(44)	(57)
Warrants exercised / forfeited	889	625	174
Changes in fair value of Financial Instrument (1)	–	2,044	3,811
Total	797	2,643	3,949

(1)	For more details on the fair value of Financial Instruments, please refer to Notes 14-2 and 25.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

22—INCOME TAXES

22-1 Income / (Loss) before income taxes

Income / (loss) before income taxes is comprised of the following:

	2018	2017	2016
France	1,687	1,003	4,936
Other countries	(1,667)	(1,296)	(492)
Total	20	(293)	4,444

22-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:

	2018	2017	2016
Current income tax expense:
France	(163)	(161)	(323)
Other countries	(351)	(373)	(249)
Sub-total current income tax expense	(515)	(534)	(572)
Deferred income tax (expense) benefit:
France	2	(15)	(2)
Other countries	155	161	(30)
Sub-total deferred income tax (expense) benefit	157	146	(32)
Total	(358)	(388)	(602)

22-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows by nature:

	December 31,
	2018	2017
Net operating loss carry forwards	13,675	13,218
Elimination of intercompany profit in inventory	187	167
Elimination of intercompany profit in fixed assets	343	265
Provisions for retirement indemnities	488	566
Capital leases treated as operating leases for tax	10	(3)
Other items	174	216
Total deferred tax assets	14,877	14,431
Total deferred tax liabilities	–	–
Net deferred tax assets	14,877	14,431
Valuation allowance for deferred tax assets	(14,553)	(14,266)
Deferred tax assets (liabilities), net of allowance	324	165

Net operating loss carryforwards available amounts to €57,595 thousand as of December 31, 2018, of which €32,535 thousand at EDAP TMS SA, €21,229 thousand at Edap Technomed Inc., €2,342 thousand at Edap Technomed Co Ltd Japan, €1,489 thousand at EDAP Technomed Italia S.R.L. These net operating losses generate deferred tax assets of €13,675 thousand as at December 31, 2018. Realization of these assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2018, €55,253 thousand out of these €57,595 thousand net operating loss carry-forwards have no expiration date but the amount of the net operating loss carry-forward used each year is limited. The remaining tax loss carry-forwards expire from years 2019 through 2029. In accordance with ASC 740, a valuation allowance is established if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The 2017 U.S. Tax Act was enacted on December 22, 2017. The 2017 U.S. Tax Act includes a number of changes in existing tax law which impacted our business in the U.S. Starting with tax year 2018, the U.S. corporate tax rates changed from a graduated system ranging from 15% to 39% to a flat 21% of taxable net income.  For taxable net income of $100K and greater for years 2018 and following, EDAP’s U.S. subsidiary would pay significantly lower taxes than with the previous tax law.

Starting from tax year 2018, the French corporate tax rates of taxable net income will gradually decrease from 33.33% to 25% in 2022.

22-4 Effective tax income (expense)

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax income (loss) is as follows:

	2018	2017	2016
Effective income / (loss) tax at French statutory tax rate	(6)	98	(1,480)
Income of foreign subsidiaries taxed at different tax rates	(124)	64	109
Effect of net operating loss carry-forwards and valuation allowances	(210)	(1,530)	115
Non-taxable debt fair value variation	235	1,026	1,207
Permanent differences	(392)	178	217
Effect of cancellation of intra-group positions	35	144	–
French business tax included in income tax (CVAE)	(161)	(161)	(152)
Other	265	(207)	(617)
Effective income (loss) tax	(358)	(388)	(602)

22-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2018 the Company believes that there is no significant uncertainty in the Company’s tax positions.

The Company remains subject to examination by major tax jurisdictions.

Interest and penalties on income taxes are classified as a component of the provision for income taxes. There were no interest or penalties in 2016, 2017 and 2018.

23—EARNINGS (LOSS) PER SHARE

	December 31, 2018	December 31, 2017	December 31, 2016
Income (loss) available to common shareholders (in Euros)	(€338,38)2	(€681,345)	€3,842,201
Number of shares for the computation of basic EPS	28,997,866	28,961,928	27,823,313
Basic EPS (in Euros)	(€0.01)	(€0.02)	€0.14
Effect of dilutive securities	347,500	581,915	1,542,270
Number of shares for the computation of diluted EPS	28,997,866	28,961,928	29,365,583
Diluted EPS income / (loss) (in Euros)	(€0.01)	(€0.02)	€0.13

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Diluted EPS income / (loss) available to common shareholders is computed including assumed conversions as all dilutive securities, consisting of stock options and warrants are out of the money.

The effects of dilutive securities for the years ended December 31, 2017 and 2018 were excluded from the calculation of diluted earnings per share as a net loss was reported in these periods.

24—COMMITMENTS AND CONTINGENCIES

24-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12-2.

24-2 Contingencies

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

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

	ASC 820 Level	December 31, 2018	December 31, 2017
Assets:
Cash and cash equivalents	Level 1	19,464	20,004
Liabilities:
Short-term borrowings	Level 1	3,683	2,718
Long-Term Debt	Level 1	1,830	1,217
Investor Warrants	Level 3	–	840

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

Concerning Investor and Placement Agent Warrants, the Company uses a Black-Scholes option pricing model. The fair value of the Warrants changed over time depending on the volatility and share price at balance sheet date (see note 14-2 - Financial instruments carried at fair value).

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2016 to December 31, 2018:

All amounts in thousands Euros unless otherwise stated	Investor Warrants 2012	Investor Warrants 2013	Investor Warrants 2016	Total Financial instruments carried at fair value
As of December 31, 2016	640	1,118	2,162	3,921
Warrants forfeited (see note 21)(1) .	(489)	–	–	(489)
Warrants exercises (see note 21) (1)	(136)	–	–	(136)
FV adjustments (see note 21) (1)	–	(656)	(1,388)	(2,044)
USD/EUR exchange impact(2)	(16)	(135)	(262)	(412)
As of December 31, 2017	–	328	512	840
FV adjustments (see note 21) (1)	–	(345)	(544)	(889)
USD/EUR exchange impact(2)	–	17	32	49
As of December 31, 2018	–	–	–	–

(1) Reported in the Consolidated Statement of Income in line “Financial (expenses) income net”

(2)Reported in the Consolidated Statement of Income in line “Foreign currency exchange gain (loss), net”

Please refer to “Note 14 – Long term debt and financial instruments carried out at fair value” for additional details.

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

The Company has procedures in effect to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.4 million and €1.0 million, for the years ended December 31, 2018 and 2017, respectively.

Actual losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2018, 2017 and 2016, the Company did not generate more than 10% revenue with a single customer.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

27—FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2018, there were no outstanding hedging instruments.

28—SEGMENT INFORMATION

The Company currently has two reporting segments: the High Intensity Focused Ultrasound division and the Urological Devices and Services division. The following tables set forth the key Statement of Income figures, by segment for fiscal years 2018, 2017 and 2016 and the key balance sheet figures, by segment, for fiscal years 2018, 2017 and 2016.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2018	2017	2016
Segment operating income (loss)	(1,315)	(2,027)	392
Financial income (expense), net	797	2,643	3,949
Foreign Currency exchange (losses) gains, net	538	(909)	103
Income tax (expense) credit	(358)	(388)	(602)
Consolidated net profit (loss)	(338)	(681)	3,842

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2018, 2017 and 2016:

	HIFU Division	UDS Division	Reconciling Items(1)	Total consolidated
2018
Sales of goods	5,494	19,576	–	25,070
Sales of RPPs & leases	3,750	1,336	–	5,086
Sales of spare parts and services	1,780	7,227	–	9,007
Total sales	11,025	28,139	–	39,163
External other revenues	19	–	–	19
Total revenues	11,044	28,139		39,183
Total COS	(5,312)	(16,954)	–	(22,266)
Gross profit	5,732	11,185	–	16,917
R&D expenses	(2,394)	(1,694)	–	(4,088)
Selling and marketing expenses	(4,628)	(5,923)	–	(10,551)
G&A expenses	(1,036)	(1,311)	(1,246)	(3,593)
Total expenses	(8,057)	(8,928)	(1,246)	(18,232)
Operating income (loss) from operations	(2,325)	2,257	(1,246)	(1,315)
Total Assets	13,648	29,849	5,243	48,740
Capital expenditures	1,154	775	–	1,928
Long-lived assets	2,855	5,158	–	8,013
Goodwill	645	1,767	–	2,412

	HIFU Division	UDS Division	Reconciling Items(1)	Total consolidated
2017
Sales of goods	4,232	18,348	–	22,580
Sales of RPPs & leases	3,800	1,295	–	5,095
Sales of spare parts and services	1,445	6,566	–	8,011
Total sales	9,477	26,209	–	35,686
External other revenues	36	24	–	60
Total revenues	9,513	26,233		35,746
Total COS	(4,732)	(16,207)	–	(20,938)
Gross profit	4,782	10,026	–	14,808
R&D expenses	(2,469)	(1,413)	–	(3,881)
Selling and marketing expenses	(4,004)	(5,521)	–	(9,526)
G&A expenses	(1,009)	(1,057)	(1,362)	(3,428)
Total expenses	(7,482)	(7,991)	(1,362)	(16,835)
Operating income (loss) from operations	(2,701)	2,035	(1,362)	(2,027)
Total Assets	11,333	27,803	7,761	46,897
Capital expenditures	1,190	928	–	2,118
Long-lived assets	2,804	4,278	–	7,082
Goodwill	645	1,767	–	2,412

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	Reconciling Items(1)	Total consolidated
2016
Sales of goods	9,382	14,664	–	24,045
Sales of RPPs & leases	3,547	1,359	–	4,906
Sales of spare parts and services	862	5,766	–	6,628
Total sales	13,791	21,789	–	35,579
External other revenues	28	4	–	32
Total revenues	13,819	21,792		35,611
Total COS	(5,710)	(13,490)	–	(19,200)
Gross profit	8,109	8,302	–	16,411
R&D expenses	(2,452)	(1,416)	–	(3,868)
Selling and marketing expenses	(3,888)	(4,968)	–	(8,856)
G&A expenses	(804)	(1,177)	(1,315)	(3,296)
Total expenses	(7,144)	(7,560)	(1,315)	(16,019)
Operating income (loss) from operations	964	742	(1,315)	392
Total Assets	11,680	24,202	10,709	46,591
Capital expenditures	1,013	608	–	1,621
Long-lived assets	1,775	3,812	192	5,779
Goodwill	645	1,767	–	2,412

(1)	For years 2016 and 2017, these data were reported under “EDAP TMS (Corporate)”

29—VALUATION ACCOUNTS

	Allowance for deferred tax assets	Allowance for doubtful accounts	Slow-moving inventory	Warranty reserve

Balance as of December 31, 2015	19,212	1,091	728	576
Charges to costs and expenses	238	103	121	319
Deductions: write-off and others		(233)	(46)	(347)
Balance as of December 31, 2016	19,450	960	803	548
Charges to costs and expenses	1,536	69	239	316
Deductions: write-off and others	(6,720)	–	(319)	(415)
Balance as of December 31, 2017	14,266	1,029	723	449
Charges to costs and expenses	515	365	355	433
Deductions: write-off and others	(228)	10	(104)	(334)
Balance as of December 31, 2018	14,553	1,404	974	548

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

30—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2018	2017	2016
Income taxes paid (refunds received)	407	585	596
Interest paid	49	41	41
Interest received	12	7	4

Non-cash transactions:	2018	2017	2016
Capital lease obligations incurred	427	484	285

31—RELATED PARTY TRANSACTIONS

The General Manager of the Company's Korean branch "EDAP-TMS Korea", who resigned from his position with EDAP on October 11, 2017, was also the Chairman of a Korean company named Dae You. A new independent General Manager was immediately appointed as Head of EDAP-TMS Korea with no relation with the company Dae You, therefore, since that date, transactions with this company are no longer considered related party transactions. EDAP-TMS Korea subcontracted until October 11, 2017, the service contract maintenance of our medical devices installed in Korea to Dae You. The amounts invoiced by Dae You under this contract were €41 thousand and €62 thousand, for 2017 and 2016 respectively. As of December 31, 2018 and 2017, the Company recorded no payables to Dae You.

Dae You has purchased medical devices from us, which it operates in partnership with hospitals or clinics. These purchases (‘Sales of goods’) amounted to €161 thousand and €483 thousand, in 2017 and 2016, respectively. As of December 31, 2018 and 2017, the Company recorded no receivables.

In 2018, EDAP Technomed Co. Ltd. (Japan) contracted a loan amounting 80,000,000 JPY. As a current practice in Japan, this loan required a personal warranty from the representative director, president and CEO of the subsidiary Mr. Jean-François Bachelard. EDAP TMS S.A., as the mother company, counter-warranted this personal loan and agreed to indemnify Mr. Bachelard, in an indemnification letter dated November 27, 2018.

In 2018, EDAP Technomed Sdn Bdh (Malaysia) contracted a loan amounting 90,000 MYR. As a current practice in Malaysia, this loan required a personal warranty from the representative director, president and CEO of the subsidiary Mr. Hervé de Soultrait. EDAP TMS S.A., as the mother company, counter-warranted this personal loan and agreed to indemnify Mr. de Soultrait, in an indemnification letter dated January 29, 2019.

32—SUBSEQUENT EVENTS

There were no subsequent event.

