Form 20-F
period 2019-12-31
EDAP TMS SA
filed 2020-04-16
CIK 1041934

As filed with the Securities and Exchange Commission on April 16, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

Or

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2019

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

Parc d’Activites la Poudrette-Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	NASDAQ Global Market
One Ordinary Share
(Ordinary Shares, nominal value €0.13 per share)	Trading Symbol: EDAP

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019: 29,141,566 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __         No_X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes __        No _X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes _X          No __

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _X          No __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __        Accelerated filer _X         Non-accelerated filer __        Emerging growth company __

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. __

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP _X         International Financial Reporting Standards as issued by the International Accounting Standards Board __        Other __

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item, the registrant has elected to follow. Item 17 __       Item 18 __

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __       No _X

TABLE OF CONTENTS

Page

Presentation of Financial and Other Information	4

Cautionary Statement on Forward-looking Information	4

PART I

Item 1. Identity of Directors, Senior Management and Advisors	5

Item 2. Offer Statistics and Expected Timetable	5

Item 3. Key Information	5

Item 4. Information on the Company	19

Item 4A. Unresolved Staff Comments	31

Item 5. Operating and Financial Review and Prospects	31

Item 6. Directors, Senior Management and Employees	40

Item 7. Major Shareholders and Related Party Transactions	45

Item 8. Financial Information	46

Item 9. The Offer and Listing	47

Item 10. Additional Information	47

Item 11. Quantitative and Qualitative Disclosures about Market Risk	59

Item 12. Description of Securities Other than Equity Securities	60

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	62

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	62

Item 15. Controls and Procedures	62

Item 16A. Audit Committee Financial Expert.	63

Item 16B. Code of Ethics	63

Item 16C. Principal Account Fees and Services	64

Item 16D. Exemptions from the Listing Standards for Audit Committees	64

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	64

Item 16F. Change in Registrant’s Certifying Accountant	64

Item 16G. Corporate Governance	65

Item 16H. Mine Safety Disclosure	65

PART III

Item 17. Financial Statements	65

Item 18. Financial Statements	65

Item 19. Exhibits	65

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

The following are registered trademarks of the Company in the United States: EDAP®, Ablatherm®, Ablasonic®, Ablapak®, , Sonolith i-move®, Focal.One®. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ “should,” ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	risks associated with the current uncertain worldwide economic, political and financial environment, in particular with respect to the COVID-19 pandemic and its related impact on our business operations;

-	the success of our High Intensity Focused Ultrasound (“HIFU”) technology;

-	the uncertainty of market acceptance for our HIFU devices;

-	the clinical and regulatory status of our devices in various geographical territories;

-	the uncertainty in the regulatory agencies review and approval process for any of our devices and changes in their recommendations and guidance;

-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;

-	effects of intense competition in the markets in which we operate;

-	the uncertainty of reimbursement status of procedures performed with our products;

-	the market potential for our lithotripters’ range and our HIFU devices;

-	dependence on our strategic suppliers and distribution partners;

-	difficulties to attract and recruit high-level experts in software, design, and development of high technology devices such as our HIFU and ESWL products

-	any event or other occurrence that would interrupt operations at our primary production facility;

-	reliance on patents, licenses and key proprietary technologies;

-	cybersecurity risks and incidents,

-	product liability risk;

-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;

-	fluctuations in results of operations due to the cyclical nature of demand for medical devices;

-	risks relating to ownership of our securities; and

-	risks relating to securities litigations involving class actions.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table sets forth selected consolidated financial data for the periods indicated. This information is qualified by and should be read in conjunction with the consolidated financial statements and the Notes thereto included in Part III of this annual report, as well as Item 5, ‘‘Operating and Financial Review and Prospects.’’ The selected balance sheet data as of December 31, 2019 and 2018 and the selected income statement data for the years ended December 31, 2019, 2018 and 2017 set forth below have been derived from our consolidated financial statements included in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. To date, we have not been required, and presently are not required under French law, to prepare consolidated financial statements under French GAAP or IFRS, nor have we done so.

	Year Ended and at December 31,
In thousands of euro, except per share data in euro	2019	2018	2017	2016	2015

INCOME STATEMENT DATA
Total revenues	44,912	39,183	35,746	35,611	32,253
Total netsales	44,859	39,163	35,686	35,579	32,218
Gross profit	21,002	16,917	14,808	16,411	13,785
Operating expenses	(18,802)	(18,232)	(16,835)	(16,019)	(13,298)
Income (loss) from operations	2,201	(1,315)	(2,027)	392	488
Basic Income (loss) from operations per common share	0.08	(0.05)	(0.07)	0.01	0.02
Diluted Income (loss) from operations per common share	0.07	(0.05)	(0.07)	0.01	0.02
Income (loss) before income taxes	2,191	20	(294)	4,444	(907)
Income tax (expense) benefit	(679)	(358)	(388)	(602)	(759)
Net income (loss)	1,512	(338)	(681)	3,842	(1,667)
Basic earnings (loss) per share	0.05	(0.01)	(0.02)	0.14	(0.07)
Diluted earnings (loss) per share	0.05	(0.01)	(0.02)	0.13	(0.07)
Dividends per share(1)		—	—	—	—
Basic weighted average shares outstanding	29,016,118	28,997,866	28,961,928	27,823,313	25,021,966
Diluted weighted average shares outstanding	29,615,466	28,997,866	28,961,928	29,365,583	25,021,966

BALANCE SHEET DATA
Total current assets	42,097	40,376	39,574	40,502	32,992
Property and equipment, net	4,069	4,208	3,682	2,770	2,123
Total assets	53,068	48,740	46,897	46,591	38,581
Total current liabilities	17,493	16,812	16,134	15,010	16,271
Financing lease obligations, less current portion(2)	653	852	528	313	294
Long-term debt, less current portion	957	1,339	834	3,665	4,798
Common stock, €0.13 par value; 29,433,994 and 29,368,394 shares issued and 29,141,566 and 28,997,866 shares outstanding; at December 31, 2019 and 2018 respectively	3,826	3,818	3,818	3,783	3,348
Total shareholders’ equity	27,359	24,964	25,158	24,451	14,430

(1)	No dividends were paid with respect to fiscal years 2015 through 2018 and subject to approval of the annual shareholders’ meeting to be held in 2018 the Company does not anticipate paying any dividend with respect to fiscal year 2019. See Item 8, ‘‘Financial Information — Dividends and Dividend Policy.’’

(2)	Financing lease obligations for 2019 and capital lease obligations for previous years

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

Risks Relating to Our Business

Worldwide contagious, epidemic diseases may impact our international activities and could have a material adverse effect on our business, results of operations and financial condition.

Epidemic, contagious and even pandemic diseases, such as the current coronavirus, which started in China in December 2019 and has spread throughout Europe and around the world, is expected to impact the development of our business worldwide as we have taken the previously announced steps of requiring the majority of our employees to work remotely, maintaining minimum supply chain activity and curtailing all business travel. Further, from April 1, 2020, our facility in Lyon, France has been closed with only minimal staff to expedite shipments of disposals at planned intervals. The pandemic may result in further postponement and/or cancelation of the sale and installation of new devices and disposables in hospitals or clinics situated in an infected area. These occurrences could also prevent us from servicing our installed base of devices and we have noted cancelations of treatments in certain circumstances. The pandemic could also result in the postponement of clinical trials using our devices. An outbreak of a contagious disease could also negatively affect hospital admission rates and disrupt our global business, including our ability to manufacture and distribute our devices, for example due to quarantine measures. Although we are monitoring the impact across our businesses of the recent coronavirus outbreak which has already caused disruption of our activities, the severity of the operational and financial impact will depend on how long and widespread the disruption proves to be. Finally, we cannot predict the impact that COVID-19 will have on our customers, suppliers and other business partners, and the financial conditions of these actors; however, any material effect on these parties could adversely impact us. The impact of COVID-19 may also exacerbate other risks discussed in this section, any of which could have a material effect on us. This situation is changing rapidly and additional impacts may arise that we are not aware of currently.

We have a history of operating losses and although we achieved profitability in 2019, it is uncertain whether we can maintain profitability in the future.

Although we achieved operational profitability in 2019, we have incurred operating losses in 2018 and 2017 and in each previous fiscal year prior to 2015, since 1998. We expect that our marketing, selling and research and development expenses will increase as we attempt to further develop and commercialize our lithotripsy and particularly our HIFU devices. We may not, however, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. We cannot guarantee that we will realize sufficient revenue to sustain profitability in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Our future revenue growth and income depend, among other things, on the success of our HIFU technology.

We depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU particularly but not limited to the Focal One, to generate significant additional revenues, achieve, and sustain profitability in the future. Our Extracorporeal Shockwave Lithotripsy (“ESWL”) line of products competes in a mature market that has experienced overall declining unit sales prices in recent years.

Although we are particularly dependent on the success of our HIFU technology to grow our business, other revenues, generated by our Urology Devices and Services (“UDS”) division and directly linked to the distribution of other complementary products on behalf of medical companies, continue to increase significantly and contribute to our revenue growth. While we believe that our UDS division can successfully pursue the marketing of its worldwide distribution platform, any termination of distribution commitments from such medical third parties could have a material adverse effect on our business, financial condition or results of operations. See “—Item 4, “Information on the Company—UDS Division— UDS Division Sales and Distribution of Products.”

We utilize distributors for our sales abroad, which subjects us to a number of risks that could harm our business.

We have developed strategic relationships with a number of distributors for sales and service of our devices in certain foreign countries where we are not directly represented by a subsidiary. If these relationships are terminated and not replaced, our revenues and/or ability to market or service our devices in the related territories could be adversely affected. Our distributors’ actions may affect our ability to effectively market our devices in certain foreign countries if, for example, a distributor holds the regulatory authorizations in such countries and causes, by action or inaction, the suspension of such regulatory authorizations or sanctions for non-compliance. It may be difficult, expensive, and time consuming for us to re-establish reputation, market access or regulatory compliance in such case. Moreover, our distributors must be in compliance with anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials or to customers and we may not be able to trace or be kept informed of such corruption. In addition, we may be named as a defendant in lawsuits against our distributors related to sales or service of our devices performed by these distributors. See our risk factor below: “We face a significant risk of exposure to product liability claims in the event that the use of our products results in personal injury or death.”

We operate in a highly regulated industry and our future success depends on obtaining and maintaining government regulatory approval of our products, which we may not receive or be able to maintain or which may be delayed for a significant period of time.

Government regulation significantly impacts the development and marketing of our products, particularly in the United States, EU and Japan. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products, we are required to obtain approval or clearance from the relevant regulatory agencies, including the FDA with respect to the United States. The regulatory agencies may not act favorably or quickly in their review of our submissions, or we may encounter significant difficulties in our efforts to obtain their clearance or approval, or to maintain our existing approvals, all of which could delay or preclude the sale of new or existing products in the related territories. In the European Union, the regulation of medical devices is being updated by the European Medical Device Regulation (“MDR”) effective as of May 26, 2020, following the expiration of the three-year transition period, imposing stricter requirements on the conformity assessment and the commercialization of our products. An MDR compliance action plan is currently being performed in preparation of MDR enforcement within the expected timelines. We are implementing regulatory actions to ensure our HIFU & ESWL devices may be distributed on the European and international market after May 2020.

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

Furthermore, we are also subject to healthcare laws and regulations pertaining to physician payment transparency, privacy and regulations. These regulations include, but are not limited to (i) the U.S. federal Health Insurance Portability and Accountability Act (“HIPAA”) of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; (ii) the U.S. federal Physician Payment Sunshine Act (the “Sunshine Act”), which requires manufacturers of medical devices for which payment is available under Medicare, Medicaid, to report annually to the Centers for Medicare & Medicaid Services (“CMS”) information related to payments or other “transfers of value” made to physicians, (iii) two main sets of laws enacted in France about transparency requirements: “The French Anti-Gift Law” which regulates the provision of gifts, discounts and other incentives to physicians and the “Bertrand law” which imposes disclosure obligations on companies relating to benefits and remunerations granted to, and agreements concluded with, physicians. Any failure to comply with these regulations may have a material adverse effect on our business, financial condition and results of operations.

Finally, changes to regulatory policies or the adoption of additional statutes or regulations that affect our business could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

Our clinical trials related to products using HIFU technology may not be successful and we may not be able to obtain regulatory approvals necessary for commercialization of all of our HIFU products.

Before obtaining regulatory approvals for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective for use in each indication. Product development, including pre-clinical studies and clinical trials is a long, expensive and uncertain process, and is subject to delays and failures at any stage. We or the relevant regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies may even refuse to grant exemptions to pursue clinical trials. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large-scale clinical trials. Companies can suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials. Furthermore, data obtained from a trial can be insufficient to demonstrate that our products are safe, effective, and marketable. The commencement, continuation or completion of any of our clinical trials may be delayed or halted, or inadequate to support approval of an application to regulatory authorities for numerous reasons including, but not limited to:

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

The data we collect from our current clinical trials, our preclinical studies and other clinical trials may not be sufficient to support requested regulatory approval. Additionally, certain regulatory authorities may disagree with our interpretation of the data from our preclinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional preclinical studies or clinical trials, which would increase costs and could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products.

Our robotic HIFU devices that have not received regulatory approval may not prove to be effective or safe in clinical trials or may not be approved by the appropriate regulatory authorities. If our HIFU devices do not prove to be effective and safe in clinical trials to the satisfaction of the relevant regulatory authorities, our business, financial condition and results of operations could be materially adversely affected.

The commercial success of our products depends on whether procedures performed by those products are eligible for reimbursement approved by national health authorities and third-party payers.

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers for procedures performed with our products. In the United States, we are dependent upon favorable decisions by CMS for Medicare reimbursement, individual managed care organizations, private insurers and other payers. These decisions may be revised from time to time, which could negatively affect reimbursement for procedures performed using our devices. In May 2017, CMS granted a C-code for the use of HIFU for prostate tissue ablation, effective July 1st, 2017. This C-code covers hospital practical fees and remains temporary. In May 2019, the American Medical Association’s CPT Editorial Panel accepted our request to establish a new Category 1 CPT code that will facilitate reimbursement for the ablation of malignant prostate tissue with HIFU. The CPT specific code description selected by the panel is “Ablation of malignant prostate tissue, transrectal with high intensity focused ultrasound guidance.” The establishment of a CPT code allows for reimbursement for both the technical fee as well as additional reimbursement to the surgeon. We are currently in discussion with private insurers to advance on the reimbursement of HIFU procedures for prostate tissue ablation. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities. In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek regulatory approval in each Member State. Procedures performed with our HIFU devices are not reimbursed in the European Union with the exception of Italy, Germany, in the United Kingdom (where procedures are partially reimbursed by either public healthcare systems or private insurers) and in France under certain conditions. In 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of a specific process (“Forfait Innovation”) to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries. HIFU patients are still being treated and entered into the dedicated registry. Under this specific process, French healthcare government authorities will review the clinical data gathered following this decision in view of granting definitive reimbursement for HIFU. However, we cannot guarantee that a definitive reimbursement code will finally be granted.

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

Our robotic HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and efficacy and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain adoption by the medical community. Physician adoption depends, among other things, on evidence of the cost effectiveness of a therapy as compared to existing therapies and on adequate reimbursement from healthcare payers. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

If our robotic HIFU devices do not achieve an adequate level of acceptance by physicians, patients, health care payers and the medical community and never become a standard of care, we may not generate or maintain positive cash flows and we may not become profitable or be able to sustain profitability. If we do achieve market acceptance of our products, we may not be able to sustain it or otherwise achieve it to a degree, which would support the ongoing viability of our operations.

Our cash flow is highly dependent on demand for our products.

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers or distributors to meet their financial obligations to us, would reduce the funds available to us. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in clinical trials, sales efforts as well as marketing campaigns and promotional tools, particularly to implement our expanded U.S. and global strategy following the FDA clearance of Ablatherm, and Focal One, while there is no assurance that this will result in an increase in the demand for our products and services. Our future cash flow may also be affected by the decrease in revenues directly linked to delay and postponing of treatments and sales projects due to COVID-19 crisis. It may also be affected by the increase in expenses linked to the management of the COVID-19 virus.

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

In the markets that we target for our robotic HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of robotic medical devices. In the HIFU market, our devices, in particular the Ablatherm and the Focal One, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. Other energies addressing prostate cancer ablation are also currently being developed such as electroporation and microwave. Other companies working with HIFU technology for the minimally invasive treatment of tumors include SonaCare Medical, a U.S. company that markets a device called the Sonablate for the ablation of prostatic tissue. Sonablate was approved by the FDA for commercialization in the U.S. in October 2015. Profound Medical, a Canadian company, is developing transurethral ultrasound therapy for prostate cancer. Profound Medical acquired Philips Healthcare’s HIFU activity, integrating the development of HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. Insightec, an Israeli company owned mainly by General Electric, Elbit Medical Imaging and Koch Industries, has developed a device using HIFU technology to treat uterine fibroids, painful bone tumors and brain disorders. Theraclion, a French company licensed by EDAP to use of some of our HIFU patents, is currently marketing the Echopulse HIFU device to treat thyroid tumors, benign breast tumors and varicose veins. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers. In addition, we believe that because ESWL has long been the standard treatment for urinary tract calculus disease, competition in that market comes principally from current manufacturers of lithotripters, including Wolf, Storz and Dornier. See Item 4, ‘‘Information on the Company—HIFU Division— HIFU Competition’’ and Item 4, ‘‘Information on the Company—UDS Division.’’

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

Most of our manufacturing currently takes place in a single facility located in Vaulx-en-Velin, on the outskirts of Lyon, France. In the event of a significant interruption in the operations of our sole facility for any reason, such as fire, flood or other natural disaster or pandemic diseases such the COVID-19 virus necessitating quarantine implementation or a failure to obtain or maintain required regulatory approvals, we would have no other means of manufacturing our products until we were able to restore the manufacturing capabilities at our facility or develop alternative facilities, which could take considerable time and resources and have a material adverse effect on our business, financial condition and results of operations. Since mid-March 2019, we have taken the previously announced steps of requiring the majority of our employees to work remotely, maintaining minimum supply chain activity and curtailing all business travel. If we are unable to manufacture a sufficient or consistent supply of our products or products we are developing, or if we cannot do so efficiently, our revenue, business and financial prospects would be adversely affected.

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

We may have difficulties in attracting and recruiting highly qualified experts in software, design and development of high technology devices such as our HIFU and ESWL products

Our devices require highly qualified individuals as well as high-level of expertise and experience in design, software, mechanics and electronics. We are highly dependent on our ability to attract and retain qualified personnel and engineers to develop our devices. In addition, the learning curve required to master our systems is lengthy and, if we do not find qualified experts and engineers, we may not be able to meet our development schedule and obtain market approval in due time, which in time may delay market introduction of new products. Failure to recruit and attract experts in a timely manner may have a material adverse effect on our development, business, financial condition and results of operations.

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

If we fail to effectively develop new products, obtain regulatory clearances or approval and manage new product introductions in the future, our business, financial condition, results of operations, or cash flows could be materially and adversely impacted.

Our gross profit margins may vary overtime and could adversely impact our financial results.

Our gross profit margins may be adversely impacted by various factors, including but not limited to: changes in product mix, in business models (sales of devices, treatment procedures or leases), introduction of new devices which may generate lower margins than our existing products, changes in manufacturing and labor costs, sale prices, market conditions.

If we fail to actively reduce or mitigate the potential negative impact of the above factors our gross profit margins, our business, financial condition, results of operations, or cash flows could be materially adversely affected.

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

We have significant French and international operations. We have direct distribution channels in over fifty countries outside of France, our country of incorporation, and through our foreign subsidiaries. Compliance with complex foreign and French laws and regulations that apply to our international operations increases our cost of doing business. These regulations include, among others, U.S. laws such as the U.S. Foreign Corrupt Practices Act (FCPA) and other U.S. federal laws and regulations established by the Office of Foreign Asset Control, laws such as the UK Bribery Act 2010 or other local laws, which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. We have adopted a Code of Ethics that requires employees to comply with applicable laws and regulations and particularly with Article 8 of law n°2016-1691 (known as Sapin II law). In accordance with Sapin II law, we have implemented a whistle-blowing policy. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, “Know Your Customer” requirements, import and trade restrictions, export requirements.

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

In May 2018, the new EU data protection framework, the General Data Protection Regulation (“GDPR”) took effect. The GDPR significantly increases the level of data protection and imposes a greater compliance burden on companies. In particular, it now also treats clinical data as personal data, requiring us or our subcontractors to implement more extensive procedures in the collection and processing of clinical trial data. Furthermore, the GDPR significantly increases the level of sanctions for non-compliance. The European Union data protection authorities have the power to impose administrative fines of up to a maximum of €20 million or 4% of the Company’s consolidated revenues for the preceding financial year, whichever is higher. We believe that the regulation did not have a material impact on our business or the way our technologies operate. However, due to the small size of the Company, we may not be able to adequately document all data collection, to obtain related consents in due time, to adequately protect private collected data or to react in due time to address an individual request linked to the GDPR application.

We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2019, approximately 74% of our total costs of sales and operating expenses were denominated in euro, while approximately 51% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2019, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

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

The sales cycle of our products is lengthy as our products are high value capital items for our customers that purchase generally requires the approval of management or Boards of hospitals, purchasing groups and government authorities if applicable. In addition, some sales are subject to public tender offer processes and approvals which could happen to be lengthy and as a result, hospitals may delay their purchase orders according to their timelines and budget allocation. It is difficult to predict the exact timing for closing product sales directly linked to the length of capital expenditure cycles. Historically, our sales of products have tended to be stronger during the fourth quarter of each fiscal year.

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

The United Kingdom (the “UK”) held a referendum in 2016 in which voters approved an exit from the European Union (the “EU”), commonly referred to as “Brexit.” On March 29, 2017, the UK formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The EU and UK have negotiated a withdrawal agreement, which was ratified by the British Parliament on January 9, 2020. The UK left the EU on January 31, 2020There will then be a transition period with negotiations between UK and EU to determine future relationship between the UK and EU countries. It is possible that there will be greater restrictions on imports and exports (i.e. custom duties) between the UK and EU countries, increased regulatory complexities (in particular in terms of approval of devices), and economic and political uncertainty in the region. We sell devices and spare parts in the UK and need to regularly maintain and service our installed base of equipment. Such restrictions on imports and exports may have a significant impact on our business in the UK. This impact will depend on the trade negotiations and the length of the transition period.

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

As a publicly traded company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. We have incurred, and expect to continue to incur, significant continuing costs, including accounting fees and staffing costs, to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. As of December 31, 2019, as part of our internal control over financial reporting and following the re-assessment of the material weakness reported in our Annual Report on 20-F for 2018 under item 15, we have reviewed our remediation plan and found that although we have implemented certain new controls during 2019, some of these controls were not considered as sufficiently robust. Also, part of the remediation plan was delayed due to IT staff shortage. As such, we considered that the 2018 material weakness was not fully remediated. Based on this evaluation, management identified a material weakness in our 2019 internal control over financial reporting with respect to this not fully executed 2018 remediation plan. Execution was found deficient as it related to the implementation of IT program development changes and more specifically the logging of change requests, the tracking of application change validations, the acceptance testing documentation and a lack of segregation of duties upon IT changes implementation due to small size of our IT structure and organization.

Although we have started additional remediation actions to close this material weakness, we may not be able, or our auditors may find that we have not been able, to fully address the identified deficiencies and consistently execute on the Company’s internal controls over financial reporting in a satisfactory manner.

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

Additional procedures were performed for year-end 2019 to demonstrate that no inappropriate use of our IT occurred as of December 31, 2019, and that this material weakness did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2019 or restatement of any prior period previously reported by the Company.

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

Our ADSs are currently traded on the NASDAQ Global Market. The average daily trading volume of our ADSs in 2019 was 177,251, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2019 and December 31, 2018, was $5.42 and $1.78, and $4.25 and $1.35, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2018 was 90,875 as opposed to 120,648 for the same period of 2019. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors, including changes in our business, operations and prospects, and factors beyond our control, including regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, general market and economic conditions and results of operations being below analysts’ or investors’ expectations. Any downward pressure on the price of ADSs caused by the sale of ADS’s could also encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller hopes that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to the lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. Such sales could place downward pressure on the price of our ADSs by increasing the number of ADSs being sold, which could further contribute to any decline in the market price of our ADSs.

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

On June 28, 2019, our shareholders adopted resolutions allowing the Board of Directors to issue new shares in an aggregate maximum amount of 10 million shares in order to meet any fundraising opportunities that may be necessary to finance the Company’s development. On June 28, 2019, our shareholders also adopted a resolution allowing the Board of Directors to issue 1 million new shares under the form of subscription options to motivate and reward teams dedicated to successfully implementing our U.S. and worldwide expansion plans. As of December 31, 2019, no additional shares were issued nor options allocated as authorized under this Plan.

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

The Draft Directive has not been adopted. The FTT proposal is still subject to negotiation between the Participating Member States and therefore may be changed at any time. In this respect, a new FTT proposal was submitted in December 2019. Under this new proposal, the FTT would be imposed at a 0.2 per cent rate on the purchase of shares in domestically listed companies with a market capitalization in excess of €1.0 billion, and would also apply to depositary receipts issued domestically and abroad and which are backed by shares in these companies.

Moreover, once a final agreement on such FTT proposal will be reached (the "FTT Directive"), it will need to be implemented into the respective domestic laws of the Participating Member States and the domestic provisions implementing the FTT Directive might deviate from the FTT Directive itself. See Item 10, "Additional Information - Certain Income Tax Considerations."

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

History and Development of the Company

Our legal name is EDAP TMS S.A. and our commercial name is EDAP TMS. EDAP TMS S.A. was incorporated on December 3, 1979 as a société anonyme organized under the laws of the Republic of France for a duration of 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. Corporation Service Company, 251 Little Falls Drive, Wilmington, DE19808-1674, United States, is our agent for service of process in the United States. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding the Company’s electronic filings with the SEC. Such electronic filings can be found by visiting the SEC web site at http://www.sec.gov or the Company’s web site at http://www.edap-tms.com, section “Investor Relations”.

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

In May 2019, the American Medical Association’s (“AMA”) CPT Editorial Panel accepted our request to establish a new Category 1 CPT code that will facilitate reimbursement for the ablation of malignant prostate tissue with HIFU. The establishment of a CPT code allows for reimbursement for both the technical fee as well as additional reimbursement to the surgeon. AMA’s decision is expected in January 2021.

On October 30, 2019, we introduced a new concept of endourology multi-modality Platform Endo-UP designed for the management of urinary stones, responding to the rapidly evolving urinary calculi paradigm. Endo-UP Platform is expected to be commercially available in 2020 in Europe, when CE mark is granted,

Additional information regarding the principal capital expenditures and divestitures can be found in Item 5, ‘‘Operating and Financial Review and Prospects’’.

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

Our HIFU and UDS divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €14.1 million, €11.0 million and €9.5 million for 2019, 2018 and 2017, respectively. Those sales are generated in Europe, the United States and the rest of the world, excluding certain countries in Asia (including Japan) where our HIFU devices are not approved yet. Total net sales for the UDS division were €30.8 million (including €17.5million in Asia and €13.3 million in Europe and the rest of the world), €28.1 million (including €13.9 million in Asia and €14.2 million in Europe and the rest of the world), and €26.2 million (including €13.4 million in Asia and €12.8 million in Europe and the rest of the world), each for 2019, 2018 and 2017, respectively.

See Note 28 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is cyclical and generally linked to lengthy hospital decision and investment processes. Hence, our quarterly revenues are often impacted and fluctuate according to these parameters, possibly resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €14.1 million to our consolidated net sales during the fiscal year ended December 31, 2019.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets robotic devices for the minimally invasive ablation of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The HIFU division markets three HIFU devices: the Ablatherm, the Ablatherm Fusion and the Focal One. The Ablatherm and Ablatherm Fusion are dedicated to the treatment of organ-confined prostate cancer, referred to as T1-T2 stage. The Focal One high-end device is a HIFU fully robotic device dedicated to the focal therapy of localized prostate cancer of T1-T2 stage, thereby destroying targeted cancer cells only. The robotic features of our HIFU devices make the treatment procedure much safer for the patient and less operator dependent. All three devices can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment.

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

In addition, the HIFU division also generates revenues from net sales of maintenance services associated to our HIFU devices installed base. As of December 31, 2019, the HIFU division had an installed base of 153 HIFU devices of which 44 Focal One machines.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

•	Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the ESWL market, our HIFU division is striving to become the leading provider of our minimally invasive HIFU treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness about prostate cancer. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments destroying the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this through a direct sales network in key European countries and the United States and through selected distributors in other European countries and in Asia. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication program.

•	Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology toward the treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is working on various other applications such as rectal endometriosis, liver, pancreatic cancers, breast and gynecological tumors where HIFU could provide an alternative to current therapies. In 2019, the HIFU division maintained gross expenses at levels similar to 2018 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering increasing levels of R&D spending in 2020 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

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

HIFU Division Patents and Intellectual Property

As of December 31, 2019, the HIFU division’s patent portfolio contained 40 patents consisting of 12 granted patents in the United States, 22 patents in the European Union and Japan and 6 patents in both Israel and the rest of the world. They belong to 16 groups of patents covering key technologies related to therapeutic ultrasound principles, systems and associated software.

During 2019, one patent, covering ultrasound imaging of HIFU lesions within the liver has been granted in the United States. Two additional patents were granted in France. One covers a specific transducer cooling process adapted to high ultrasound energy emission and the other one concerns the design of a detachable probe part, used to easily fix disposable coupling covers or engineering tools servicing the probe.

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

HIFU Division Clinical and Regulatory Status

Clinical and Regulatory Status in Europe

Ablatherm devices previously placed on the market are maintained for use according to applicable regulation and any new placement of HIFU devices, in Europe or in territory covered by CE Marking, is being addressed with a Focal One new generation device. Based on clinical study results, we obtained a CE Marking for Focal One in June 2013, which allowed us to market the Focal One in the European Union and in worldwide territories where CE Marking is required. Our current notified body has recently expanded our Focal One CE certificate until May 2024.

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

In November 2015, we received 510(k) clearance from the FDA to market Ablatherm® Integrated Imaging HIFU in the U.S. for the ablation of prostate tissue and in October 2017, we were granted a 510(k) clearance for our Ablatherm Fusion device.

On June 7, 2018, based on Ablatherm clearance and European pre-market and post-market clinical data, we obtained FDA 510(k) clearance for our Focal One device.

Clinical and Regulatory Status in Japan

We have initiated discussions with the Japanese authorities (“PMDA”) on the best process to apply to obtain Japanese approval for our Focal One device. We will need to conduct a clinical trial in Japan to obtain clearance for our HIFU Focal One device. The process of requesting approval to market the Focal One in Japan may be long and may never result in the approval to market the Focal One in Japan. See Item 3, ‘‘Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology— and — Our clinical trials related to products using HIFU technology may not be successful and we may not be able to obtain regulatory approvals necessary for commercialization of all of our HIFU products.”

Clinical and Regulatory Status in China

We did not obtain marketing clearance of our HIFU devices by Chinese authorities due to lengthy and complex processes. We are currently reviewing our regulatory strategy to address the China market.

Clinical and Regulatory Status in the Rest of the World

The Ablatherm is cleared for distribution in Canada, Costa Rica, Peru, Russia, Taiwan, Australia, Brazil, South Korea and Ecuador.

The Focal One device is cleared for distribution in Saudi Arabia, Argentina, Brazil, Canada, South Korea, Costa Rica, United Arab Emirates, Malaysia, Mexico, Peru, Russia, Singapore, Ukraine and Venezuela.

See Item 3, “Risk Factors” – “We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time.”

HIFU Clinical Developments

HIFU in Prostate Cancer

The clinical study initiated in 2015 within the scope of “Forfait Innovation” (the “HIFI” study) and piloted by the French Association of Urology (“AFU”) aimed at evaluating the reimbursement of HIFU in France. The patients’ inclusion period closed on September 30, 2019. Patients included in the HIFI study will be followed for 30 months ahead of data analysis and results publication. During that follow-up period, we will be able to pursue patient treatments using HIFU under the specific Forfait Innovation coverage process, but these patients will not be followed as part of HIFI Study.

In July 2017, we, together with our academic, scientific and clinical partners, initiated a collaborative project (the “PERFUSE” project) under the “French National Investment Program for the Future”. The overall objective of the PERFUSE project is two-fold: (i) to set-up several clinical studies to assess focal therapy using the Focal One device in view of a better understanding of focal therapy in prostate cancer management and, (ii) to prepare a change of paradigm in the treatment of prostate cancer via technical innovations such as focal therapy. The whole project was awarded funding of €8 million over five years. We, as a partner of the PERFUSE project, are to receive €1.2 million over the period as a non-refundable grant.

As part of PERFUSE project, several studies have already been initiated and sponsored by academic partner Edouard Herriot Hospital. In September 2018, we launched a phase 2 multicentric study to evaluate the efficacy and safety of HIFU focal therapy in patients with intermediate-risk single-lobed prostate cancer (the “FOCAL” study). 170 patients are to be included in the FOCAL study. In October 2018, we initiated a phase 3, multicentric, randomized study aiming at evaluating the efficacy of focal HIFU versus active surveillance hence reducing the need for radical treatment for low-risk prostate cancer patients (the “HIFUSA” study). 146 patients are to be included in the study. In February 2020, French regulatory authorities authorized the initiation of a phase 1 study aiming at evaluating the use of HIFU guided by a new imaging modality (“PSMA-PET-MRI”) to evaluate prostate cancer recurrence after radiotherapy (the “PMSA” study). 40 patients are to be included in the study.

In early 2018, a new database, called the Focal Robotic Ultrasound Ablation Registry (“FoR-UsA”), has been established to initially collect high quality clinical data of U.S. patients treated with Ablatherm Robotic HIFU. Clinical data from Focal One treatments is now being added to the Registry. The FoR-UsA Registry is the first in the U.S. that specifically collects data on patients who have had HIFU focal therapy for prostate tissue ablation, giving urologists around the U.S. greater access to short and long-term HIFU outcomes. The registry also holds the potential for the FDA, which cleared HIFU for prostate tissue ablation in 2015, to re-evaluate the technology in the future for a prostate cancer indication. Likewise, health insurance reimbursements on a wider scale are also possible with a registry documenting HIFU data from patients in the U.S.

HIFU in Liver Cancer

In June 2015, we entered into a multi-partner liver cancer development project organized by the HECAM consortium. This project aims at developing innovative diagnostic, imaging and therapeutic technologies to address liver cancer. Our focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer. To fund this development program, EDAP is to receive a maximum of €2.4 million in non-dilutive financing from Bpifrance over the five-year project period. We received the first instalment of €0.7 million in June 2015 and a second installment of €0.8 million in June 2017 (i.e. a total of €1.5 million including €1.0 million as a conditional subsidy and €0.5 million as a grant). The HECAM project is currently being finalized and a multicentric phase II study will be initiated based on a first mono-centric study successfully implemented with Lyon’s Centre Leon Bérard cancer center.

HIFU in Deep Endometriosis

In 2020, we plan to initiate a multicentric study to investigate further the use of Focal One HIFU in the treatment of certain types of deep endometriosis situated in the low rectum. This study will complement a phase I study successfully finalized in 2019 which reported promising results with a significant improvement of the outcomes and in patient quality of life at six months.

HIFU Clinical Publications

To date, clinical results related to our HIFU devices have been published in renowned peer-reviewed journals.

In October 2016, clinical results were published in the European Urology journal (Rischmann et al.). They validated a new focal HIFU strategy in the treatment of prostate cancer localized in a single lobe of the prostate (hemi-ablation treatment). The goal of focal treatment as opposed to “radical” treatment is to reduce the complications associated with standard treatments, particularly the risks of incontinence and impotence.

In December 2016, Professor Roland van Velthoven from Institut Bordet Oncology Center, Brussels, Belgium published in the Journal of Endourology a matched pair analysis of HIFU Hemi-ablation vs robotic assisted laparoscopic prostatectomy. In this study, 55 patients with prostate cancer localized in a single lobe of the prostate were treated using Ablatherm-HIFU and their outcomes were compared 1:1 with patients having similar clinical criteria but who underwent robotic-assisted laparoscopic prostatectomy.

In 2017, Crouzet et al. from Edouard Herriot Hospital, Lyon, France, reported in the British Journal of Urology (BJU), oncological outcomes of salvage HIFU for locally recurrent prostate cancer after External Beam Radiotherapy (“EBRT”). This retrospective study comprises patients from nine centers with local recurrent cancer after EBRT treated with HIFU from 1995 to 2009. The publication is the largest series of salvage treatment confirming very positive oncological outcomes.

More recently, Ganzer & al., Germany, evaluated focal HIFU Hemi-ablation in a prospective trial. Their data were published in the Journal of Urology in April 2018. In their conclusion, they reported that focal therapy Hemi-ablation is safe with acceptable oncologic outcome.

In November 2019, Philip CA et al, from Croix Rousse Hospital, Lyon, France, published in Ultrasound Obstet Gynecology journal, the results of the treatment of 20 patients with deep rectal endometriosis using Focal One HIFU. This study is the first one on the use of HIFU in this indication. The authors reported very promising results with low morbidity and significant efficiency on intestinal and gynecological symptoms as well as in the quality of life.

In September 2019, Dupré et al. from Leon Bérard Cancer Center, Lyon, France, published in the Journal of Visualized Experiments an evaluation of the feasibility, safety and accuracy of an Intraoperative HIFU device for treating liver metastases. Results are promising and a multicentric phase II study is to be initiated.

In February 2020, Tourhino-Barbosa et al. from Institut Mutualiste Monsouris, Paris, France, published in the Journal of Urology a retrospective study presenting their results of focal prostate cancer treatments (HIFU and cryotherapy) in their institution.

HIFU Division Market Potential

Prostate cancer is currently the first or second most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers diagnosed for 2020 to be approximately 191,930, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

Management believes that HIFU therapy could be expanded to other medical conditions, such as rectal endometriosis, liver, certain localized thyroid, breast, gynecological, bladder, kidney, brain, pancreatic and retroperitoneal tumors. We decided to focus on developing HIFU for certain types of pathologies.

For example, in 2019 we successfully finalized a clinical phase 1 study using Focal One HIFU to address certain types of deep endometriosis located in the low rectum. The study results are promising and show a decrease of symptoms in the treated patients. A multi-centric study is to be initiated in 2020 to investigate further the use of HIFU in this pathology. As per the European Society of Human Reproduction and Embryology, endometriosis is estimated to affect approximately one in 10 women of reproductive age.

In view of addressing liver cancer using HIFU technology, we entered into a multi-partner liver cancer development project named the HECAM consortium in 2015 to develop a novel HIFU approach to treat liver metastasis. The HECAM project is being finalized and a multicentric study is to be initiated based on a first mono-centric study implemented with Lyon’s Centre Leon Bérard cancer center.

We also anticipate to develop HIFU technology to address pancreatic, breast and gynecological tumors. However, the expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment we will undertake gradually while focusing on the acceptance of HIFU as a treatment for localized prostate cancer.

HIFU Competition

The principal current therapies for prostate cancer carry side effects that can seriously affect a patient’s quality of life. One of the current therapies is radical prostatectomy (surgery), which involves the ablation of the entire prostate gland. Radical prostatectomy requires several days of hospital stay and several weeks of recovery, usually with catheterization, and may result in partial and/or total urinary incontinence. In addition, it almost invariably renders patients impotent. A new surgical technique, nerve-sparing prostatectomy, has been developed to address that problem. However, the procedure can only be applied when the tumor is not located close to the surface of the prostate and it requires a very skilled surgeon. Other therapies for localized prostate cancer include brachytherapy, a therapy that involves the implantation of radioisotopes into the prostate gland, EBRT and cryotherapy.

Our robotic HIFU devices compete with all current treatments for localized tumors, which include surgery, brachytherapy, radiotherapy, cryotherapy and electroporation. We believe that HIFU competes against those treatments on the basis of efficacy, limited side effects and cost-effectiveness.

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

Other companies are working with HIFU for the minimally invasive treatment of tumors. See Item 3, “Risk Factors – Competition in the markets in which we operate is intense and is expected to increase in the future.”

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

HIFU Division Sales and Distribution of Products

The HIFU division markets and sells its products through our own direct marketing and sales organization as well as through selected third-party distributors and agents in several countries. Using our direct subsidiaries or representative offices network, the HIFU division maintains direct marketing and sales forces in France, the United States, Germany, Russia and Italy, which currently represent its largest HIFU markets. Additionally, the HIFU division markets and sells its products through our distribution platform in the Middle East, South Korea and South East Asia.

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

UDS Division

The UDS division is engaged in the development, marketing, manufacturing and servicing of medical devices for the minimally invasive diagnosis or treatment of urological disorders, mainly urinary stones, and other clinical indications. The UDS division contributed €30.8 million to our consolidated net sales during the fiscal year ended December 31, 2019.

Our UDS business is quite cyclical and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a possible higher selling activity in the last quarter of the year.

UDS Division Business Overview

The UDS division’s primary business is producing and marketing devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the resulting complications. The UDS division currently markets two models of lithotripters: the Sonolith i-move and the Sonolith i-sys high-end model. The Company will stop manufacturing the Sonolith i-sys in 2020 as the UDS division recently introduced a new high-end endourology platform Endo-UP® designed for the complete stone management; Endo-UP platform is to be commercially available in 2020. As of December 31, 2019, the UDS division has an actively maintained or otherwise serviced installed base of 753 lithotripters.

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

UDS Division Business Strategy

The business strategy for the UDS division is to capitalize on its expertise in ESWL and its position in urology to achieve long-term growth as a leader in the development, production, marketing and distribution of minimally invasive medical devices for urological and other clinical indications. The UDS division manufactures its own products as part of EDAP TMS France SAS (“EDAP TMS France”), our wholly owned subsidiary. The key elements of the UDS division’s strategy are:

•	Capitalize on the Current ESWL Installed Base. The UDS division’s long-term growth strategy relies on its ability to capitalize on its extensive installed base of ESWL lithotripters to recognize ongoing revenue from sales of disposables, accessories, services and replacement machines. We believe that offering highly innovative units that are easily adaptable to various treatment environments, as well as a commitment to quality and service will allow the UDS division to achieve this goal. See ‘‘Information on the Company—UDS Division Products’’.

•	Capitalize on an Established Distribution Platform in Urology by Expanding Distribution Possibilities. We believe that we can achieve additional long-term growth by offering our established distribution platform in urology to other developers of medical technologies and acting as a distributor for their devices. Our distribution platform in urology consists of a series of well-established subsidiaries in Europe, the United States, the Middle East and Asia as well as a network of third-party distributors worldwide.

•	Provide Manufacturing Solutions to Other Developers of Medical Technologies. Building upon its established position in the high-tech medical devices market, we believe that the UDS division can become a provider of manufacturing alternatives to other developers of medical technologies that do not have or do not wish to invest in their own manufacturing facilities. We believe that our FDA-inspected and ISO 13485: 2016 certified facilities allow us to offer manufacturing services to a wide range of potential medical equipment developers.

UDS Division Products

The UDS division currently offers the Sonolith i-move extracorporeal shockwave lithotripter to small and mid-size hospitals, and will offer the Endo-UP platform, when cleared and commercially available, to various sized hospitals and clinical sites as a complete stone management platform. The UDS division also sells disposable parts for lithotripters, including the piezoelectric elements of the LT02, (a machine we discontinued manufacturing in 2002) and the electrodes of the Sonolith line, which need to be replaced approximately every ten treatments. These parts incorporate key proprietary technologies, and the UDS division has retained sole marketing rights for these parts.

The Sonolith i-move and the shockwave generator integrated in the Endo-UP platform rely on the electroconductive technology for shockwave generation. The electroconductive technology, which is derived from the electrohydraulic technology on which the first ESWL lithotripters were based, permits improved focusing of the shockwave, reduces the variability in the shockwave pressure and allows a better transfer of energy to the calculus. These features result in a faster, more effective treatment as compared to electrohydraulic lithotripters.

The UDS division’s ESWL customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. To increase its penetration of the market segment of smaller hospitals and outpatient clinics, the UDS division developed the Sonolith i-move, an electroconductive lithotripter designed for smaller clinics. It is more compact than the Sonolith i-sys, which is more fully integrated and dedicated to larger hospitals and can be used as a urological workstation to perform endourological procedures. The Sonolith i-move offers a wide range of configurations to suit various budgets and various local market needs. Our ESWL range has also been very successful thanks to its innovative Visio-Track ultrasound stone localization: a unique three-dimensional virtual system that uses infrared stereovision proprietary technology to guide the treatment robotically.

The recently introduced Endo-UP platform is designed for the management of urinary stones. EDAP’s new complete urology platform combines a fully dedicated endourology table with X-ray and Ultrasound imaging systems, an integrated shockwave generator together with an Holmium laser source. This unique all-in-one concept will allow surgeons to choose from among multiple stone treatment strategies, including ESWL, Ureteroscopy (URS), Percutaneous Nephrolithotomy (PCNL), or even a combination of therapeutic approaches.

UDS Division Patents and Intellectual Property

As of December 31, 2019, the UDS division’s patent portfolio contained 12 granted patents consisting of two patents in the United States, eight patents in the European Union and Japan and two patents in Israel and the rest of the world. During 2019, one patent covering ultrasound stone tracking has been delivered in the United States.

These patents belong to five groups of patents covering key technologies relating to ESWL systems and associated software capabilities. The UDS division’s patents cover both piezoelectric and electroconductive technologies associated to ESWL generator, localization systems and device design. The UDS division’s ongoing R&D objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

As with the development of our HIFU technology, we cooperated with INSERM to develop our ESWL technology. This cooperation gave rise to co-owned patents in some cases. We have entered in the past into various license agreements with INSERM whereby we committed to pay a fixed amount of royalties to INSERM based on the net revenues generated from the sales of ESWL devices using co-owned patents. Under these agreements, we had the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights. These license agreements expired in 2016, allowing EDAP to freely use the related patents.

UDS Division Regulatory Status

The Sonolith i-move is cleared and available for commercial distribution in the European Union, South Korea, Malaysia, Thailand, Taiwan, Singapore, Russia, Serbia, Peru, Colombia, Costa Rica, Argentina, Japan, the United States, Saudi Arabia,Mexico, Egypt, India, Indonesia, Koweit, Palestine and Brazil.

The Sonolith i-sys is cleared and under active registration in the European Union, South Korea, Canada, the United States, Peru, Colombia, Mexico, Costa Rica, Chile, Russia, Serbia, Japan, Malaysia, Singapore, Vietnam, Saudi Arabia, China, Australia and Taiwan.

The UDS division continues to provide disposables, replacement parts and services for the current installed base of Sonolith Praktis, even though we discontinued the manufacture of these machines.

Endo-UP platform is not yet CE cleared. The file to be submitted to European authorities for CE clearance is being finalized.

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

Finally, responding to the rapidly evolving urinary stone treatment paradigm, the Company’s new complete Endo-UP urology platform combines a fully dedicated endourology table with X-ray and Ultrasound imaging systems, an integrated shockwave generator and an Holmium laser source. The idea of having all the tools instantaneously available to surgeons, and providing surgeons with the ability to select the best approach or combination of treatment approaches depending on the patient and the stone represents a true breakthrough in the management of urinary stones.

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

UDS Division Sales and Distribution of Products

The UDS division markets, sells and services its products through our direct sales and service platform in France, Italy, Germany, the United States, Japan, South Korea, Malaysia and, most recently, in the United Arab Emirates through our representative office in Dubai. The UDS division also markets its products through agents and third-party distributors in several other countries.

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

The UDS division is also pursuing various distribution options that use its strong network of worldwide subsidiaries and agents. In Japan, the UDS division distributes urodynamics products on behalf of Laborie Company and also distributes x-ray imaging systems for the diagnosis of musculoskeletal pathologies and orthopedic surgical care on behalf of French company EOS Imaging (recently acquired by the U.S. based company Alphatec Holdings). In France, the UDS division distributes laser urology solutions from Lumenis and from Quanta System in Asia and the Middle East. It also distributes Innovex flexible ureterorenoscopes products in France on behalf of the Chinese company Shanghai Anqing Medical Instrument Co. Ltd. We believe that the laser use in endo-urology will increase in the coming years, for both the treatment of urinary stones and for other urological procedures such as HoLEP (Holmium Laser Enucleation of Prostate). We believe that the UDS division can successfully market its worldwide distribution platform to a wide range of medical equipment development companies, thus allowing for quick, easy and economically sound entry for these companies into markets covering most of the world.

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

We manufacture the critical components for our devices and accessories, unless a subcontractor can manufacture the component more cost-effectively, and we also perform final assembly and quality control processes and maintain our own set of production standards. We purchase the majority of the raw materials used in our products from a number of suppliers, but for several components of our products, we rely on a single source. Furthermore, we conduct regular quality audits of suppliers’ manufacturing facilities. Our principal suppliers are located in France, Germany, Denmark, South Korea and the United States. Management believes that the relationships with our suppliers are good.

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with all regulations of countries where we market our products, including the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. EDAP TMS France’s facilities are also subject to inspections performed by the FDA. EDAP TMS France is ISO 13485: 2016 certified which indicates compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Taiwanese, Japanese and Canadian regulations, as well as with the U.S. Quality System Regulation. See ‘‘Information on the Company—Government Regulation—Healthcare Regulation in the United States’’ and ‘‘—Government Regulation—Healthcare Regulation in the European Union.’’

Organizational Structure

The following table sets forth the fully consolidated subsidiaries of the Company as of the date of this annual report:

Name of the Company	Jurisdiction of Establishment	Percentage Owned(1)

EDAP TMS France SAS	France	100%
EDAP Technomed Inc.	United States	100%
EDAP Technomed Co. Ltd	Japan	100%
EDAP Technomed Sdn Bhd	Malaysia	100%
EDAP Technomed Srl(2)	Italy	100%
EDAP TMS GmbH	Germany	100%

(1)	Percentage of equity capital owned by EDAP TMS S.A. directly or indirectly through subsidiaries (percentage of capital owned and voting rights are the same).

(2)	EDAP Technomed Srl is currently in liquidation process

Property and Equipment

We have one principal facility, which is located in Vaulx-en-Velin, on the outskirts of Lyon, France. The premises comprise 4,150 square meters and are leased to us under a renewable ten-year commercial lease agreement signed on July 1, 2015. We use this facility to manufacture our device portfolio. We believe the terms of the lease reflect commercial practice and market rates. We are not aware of any environmental issues that could affect utilization of the facility.

In addition, we lease office and/or warehouse facilities in Kuala Lumpur (Malaysia), Rome (Italy), Flensburg (Germany), Austin (U.S.), Moscow (Russia), Seoul (South Korea), Fukuoka, Osaka, Sapporo and Tokyo (Japan) and Dubai (United Arab Emirates).

Government Regulation

Government regulation in our major markets, in particular the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. See Item 3, “Risk Factors –Risks Related to Government Regulations.”

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated CGMP and labeling. Most Class I devices are exempt from premarket notification (510(k)). Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. Class II medical devices require 510(k) submission and clearance. The FDA may also require the submission of clinical data as part of the 510(k) for Class II devices. The FDA introduced the de novo 510(k) process for novel devices that present low to moderate risk where there is no suitable predicate device to support a standard 510(k) submission. Class III devices are those that require submission of a PMA by the FDA to ensure their safety and effectiveness. The PMA process is expensive and often lengthy, typically requiring several years, and may not necessarily result in approval. The manufacturer or the distributor of the device must obtain an IDE approval from the FDA before commencing human clinical trials in the United States in support of the PMA. Some newer PMA devices must also go before a clinical review panel before FDA approval. Our lithotripsy range of products is now classified by the FDA as Class II devices. As far as our Ablatherm or Focal One HIFU devices are concerned, they also have been classified as Class II. Advertising and promotional activities in the United States are subject to regulation by the FDA and, in certain instances, by the U.S. Federal Trade Commission. The FDC Act also regulates quality and manufacturing procedures by requiring us to demonstrate and maintain compliance with current Quality System Regulations (QSR). Our manufacturing facilities are in compliance with the requirements of the QSR.

Regulation in the European Union

In the European Union, we annually perform ISO 13485: 2016 certification audits, showing that we comply with standards for quality assurance, manufacturing and design control.

In 2017, the European Union enacted the new Medical Device Regulation (“MDR”). Manufacturers with currently approved medical devices in their portfolio have had a transition time of three years, i.e. until May 26, 2020 to meet new MDR requirements. The MDR introduces substantial changes to the way medical device manufacturers bring their devices to the European market and how they maintain compliance throughout the product's life cycle. MDR will replace the EU’s current Medical Device Directive (93/42/EEC) (“MDD”). We are currently updating our organization and quality system as well as our product development to be able to handle the MDR enforcement within the expected timelines for our existing devices ranges and the devices under development. We have implemented regulatory actions to ensure our devices may be marketed in the European and international markets after May 2020.

The MDD and the MDR provide that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval ‘‘CE Marking.’’ Except in limited circumstances, member states of the European Union may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the MDD and MDR as applicable to bear a CE Marking (subject to certain exceptions).

Pursuant to the MDD and MDR, medical devices are classified into different classes on the basis of their invasiveness and the duration of their use. The classification serves as a basis for determining the conformity assessment procedures that apply to medical devices to be eligible to receive a CE Marking. The conformity assessment procedures for Class I devices can be carried out, as a general rule, under the sole responsibility of the manufacturer, while for devices of other classes, the involvement of a notified body is required. The extent of the involvement of such body in the development and manufacturing of a device varies according to the class under which it falls, with Class III devices being subject to the greatest degree of supervision. All of the devices currently marketed by us are Class IIb devices.

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labor and Welfare (‘the “MHLW’’) under the license “Marketing Authorization Holder” Our Japanese subsidiary has obtained a general license as well as specific approvals to import our products that have been approved in Japan. Our Japanese subsidiary is also operating under the statute of Designated Marketing Authorization Holder (“DMAH”) on behalf of some companies to act as their representative in the Japanese Territory, before Japanese regulatory authorities. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys and the Sonolith i-move are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2019, 2018 and 2017 is based on, and should be read in conjunction with, our consolidated financial statements and the notes thereto included in Item 18 of this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification.

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

- Revenue-per-Procedures (“RPP”) and leases: they comprise (i) revenues on a per treatment basis which are invoiced after each treatment, or in advance, or on a periodic basis, (ii) leases of devices, which are generally invoiced on a monthly or quarterly basis, and (iii) lease components arising from multiple-element arrangements, where specific sales terms are negotiated in accordance with each customer’s individual requirements and which are generally invoiced based on contract terms,

- Sales of spare parts and services (maintenance, upgrades, mobility and others). Spare parts are invoiced when delivered. Regarding services, invoicing is performed either on a subscription basis (in advance or at the end of the period) or when services are performed.

The Company invoices its customers based on the billing schedules in its sales arrangements. Payments are generally due between one to three months from the date of invoice.

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

In 2019, 2018 and 2017, our UDS sales activity benefited from the success of our ESWL devices, together with a sustained commercial effort in distributing additional urology devices which allowed us to capture market share worldwide. We believe that the market for ESWL lithotripters is now mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect total market volumes for our UDS Division to remain stable in the foreseeable future. The commercialization of our high-end Endo-UP platform for the management of stone diseases should contribute to the stability of our UDS Division’s activity.

Sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of ESWL lithotripters and HIFU devices.

We derive a significant portion of both net sales of medical devices and disposables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented approximately 40% of our total consolidated net sales in 2019. Net sales of goods in Asia represented approximately 46% of such sales in 2019 and consisted mainly of sales of urology devices and disposables. Net sales of spare parts, supplies and services in Asia represented approximately 39% of such sales in 2019 and related primarily to ESWL lithotripters, reflecting the fact that approximately 50% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve is located in Asia. See Note 28 of our consolidated financial statements. We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2019, approximately 57% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while approximately 51% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above, amounted to €3.7 million, €4.1million and €3.9 million in 2019, 2018 and 2017, respectively, representing approximately 8.3%, 10.4% and 10.9% of total revenues in 2019, 2018 and 2017, respectively. Research and development government grants and tax credits are deducted from our consolidated research and development expenses for amounts of €1.0 million, €0.8 million and €0.7 million in 2019, 2018 and 2017, respectively. Beginning in 2020, management expects the budget for research and development expenses in Europe to increase at approximately 10.6% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals in Japan in particular, and reimbursement in key countries, to continue to develop our HIFU and ESWL product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €10.9 million in 2019, €10.6 million in 2018 and €9.5 million in 2017. Selling and marketing expenses included net impact of allowances for doubtful accounts of €0.1 million in 2019, €0.4 million in 2018 and €0.1 million in 2017. The €0.3 million or 2.8% increase in selling and marketing expenses from 2018 to 2019 was primarily a result of the increase in global sales and marketing activity. Management expects marketing and sales efforts to stay at significant levels in the future to consolidate the Ablatherm and Focal One HIFU technology’s status as a standard of care for prostate pathologies, and to sustain the Company’s worldwide market position in urology. Beginning in 2020, management expects selling and marketing expenses to continue to increase in view of the Company’s expansion.

The novel COVID-19 virus which has profoundly impacted the whole worldwide economy in early 2020 represents a new challenge for us all. We are currently closely monitoring the situation and have implemented numerous precautions and protective measures to safeguard our employees and to ensure an uninterrupted supply of our devices and disposables, including requiring the majority of our employees to work remotely, maintaining minimum supply chain activity and curtailing all business travel. Further, from April 1, 2020, our facility in Lyon, France has been closed with only minimal staff to expedite shipments of disposals at planned intervals. In the near term, we expect this situation to continue to cause decreased activity in our recurring usual business activity with some cancellations of ESWL and HIFU treatments. We also anticipate that device sales projects may be postponed on a near-term basis as hospital purchase and investment decisions are put on hold. However, our sales cycles are long and we have in inventory several devices and accessories that are ready to be shipped when order activity resumes. The Company therefore hopes to be well positioned to resume delivery activities as soon as that becomes possible. Importantly, in this unique and unknown global crisis, EDAP has a solid cash position, which is expected to minimize disruption to the extent possible. . See Item 3. ‘‘Risk Factors” and “—Liquidity and Capital Resources.’’

Fiscal Year Ended December 31, 2019 Compared to Fiscal Year Ended December 31, 2018

We report our segment information on a “net contribution” basis, so that each segment’s results comprise the elimination of our intra-group revenues and expenses and thus reflect the true contribution to consolidated results of the segment. See Note 28 to our consolidated financial statements.

(in millions of euros)	2019	2018

Total revenues	44.9	39.2
Total net sales	44.9	39.2
Of which HIFU	14.1	11.0
Of which UDS	30.8	28.1
Total cost of sales	(23.9)	(22.3)
Gross profit	21.0	16.9
Gross profit as a percentage of total net sales	46.8%	43.2%
Total operating expenses	(18.8)	(18.2)
Income (loss) from operations	2.2	(1.3)
Net income (loss)	1.5	(0.3)

Total revenues

Our total revenues increased 14.6% from €39.2 million in 2018 to €44.9 million in 2019.

HIFU division. The HIFU division’s total revenues increased by 28.1% from €11.0 million in 2018 to €14.1 million in 2019.

The HIFU division’s net sales of medical devices increased 63.8% to €5.9 million in 2019, with two Ablatherm units and eleven Focal One units sold, as compared to €3.6 million, with one Ablatherm and six Focal One units sold in 2018. This growth is primarily driven by the US market activity since we sold nine HIFU devices in the U.S. in 2019 as compared to two in 2018.

Treatment-driven revenue, which includes net sales of RPP & leases, net sales of disposables and treatments related services, increased by 15.3% to €7.0 million in 2019.

Net sales of HIFU maintenance services slightly decreased from €1.3 million in 2018 to €1.2 million in 2019 in spite of the increase of the installed base, since new sold machines are still under warranty.

Other HIFU-related revenues increased to €52 thousand in 2019 from €19 thousand in 2018 and were comprised of license-based revenues from Theraclion and training to customers.

UDS division. The UDS division’s total revenues increased 9.3 % from €28.1 million in 2018 to €30.8 million in 2019, mostly due to the increase in distribution products both in machines and consumables revenues.

The UDS division’s net sales of medical devices increased 6.3% from €15.3 million in 2018 to €16.3 million in 2019 with 28 ESWL devices sold in 2019 compared to 33 ESWL units sold in 2018. The increase was driven by a 15% growth in the sales of distribution machines.

Net sales of UDS-related consumables, spare parts, supplies, RPP, leasing and services increased 13.0% from €12.8 million in 2018 to €14.5 million in 2019, as a result of the larger installed base of UDS machines and the development of the distribution products revenues.

Cost of sales.

Cost of sales increased 7.4% from €22.3 million in 2018 to €23.9 million in 2019, and represented 53.3% as a percentage of net sales in 2019, down from 56.9% as a percentage of net sales in 2018. This improvement is driven primarily by the increase in the percentage of HIFU revenue to overall revenue (since HIFU activity has better margin than UDS); and the effect of the increase of net sales on the fixed costs.

Operating expenses.

Operating expenses increased 3.1%, or €0.6 million, from €18.2 million in 2018 to €18.8 million in 2019.

Marketing and sales expenses increased €0.3 million, or 2.8% at €10.9 million, reflecting the sales and marketing efforts on expanding the business.

Research and development expenses decreased 8.8% at €3.7 million in 2019 from €4.1 million in 2018, which included regulatory expenses for the Focal One clearance in the U.S., and are net of R&D grants and tax credits of €1.0 million in 2019 and €0.8 million 2018.

General and administrative expenses increased 17.6% to €4.2 million in 2019, mainly due to the higher level of activity and the implementation of the SAP program.

Operating profit (loss).

As a result of the factors discussed above, we recorded a consolidated operating income of €2.2 million in 2019, as compared to a consolidated operating loss of €1.3 million in 2018.

We realized an operating profit in the HIFU division of €0.5 million in 2019, as compared with an operating loss of €2.3 million in 2018, and an operating profit in the UDS division of €3.0 million in 2019, as compared to an operating profit of €2.3 million in 2018.

Financial (expense) income, net.

Net financial expense was €0.1 million in 2019, compared with a net financial income of €0.8 million in 2018, including a €0.9 million income due to fair value adjustments of warrants. There were no more outstanding warrants at the end of 2018 and 2019.

In 2019, we recorded a net foreign currency exchange income of €0.1 million, mainly due to the variation of the Euro against the U.S. Dollar and the Japanese Yen, compared to an income of €0.5 million in 2018.

Income taxes.

Income tax was an expense of €0.7 million in 2019, compared to an expense of 0.4 million in 2018, reflecting the growth of the Income before taxes

Net income / (loss)

As a result of the above, we realized a consolidated net income of €1.5 million in 2019 compared with a consolidated net loss of €0.3 million in 2018.

Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended December 31, 2017

The discussion of our operating and financial review and prospects for the years ended December 31, 2018 and December 31, 2017 can be found in Part I, Item 5 ‘‘Operating and Financial Review and Prospects – Operating Results’’ of our Annual Report on Form 20-F filed on April 12, 2019, which is available on our Company’s website, in the Investors section (www.edap-tms.com/investors information / Financial Information / SEC filings”) and on the SEC’s website via EDGAR. The contents of our website is not incorporated by reference or otherwise included in this Annual Report on Form 20-F.

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2019.

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

(in thousands of euros)	2019	2018	2017

Net cash generated by/(used in) in operating activities	3,800	175	(3,059)
Net cash generated by/(used in) in investing activities	(1,532)	(1,569)	(2,032)
Net cash generated by/(used in) in financing activities	(664)	1,178	2,871
Net effect of exchange rate changes	(182)	(323)	235
Net increase/(decrease) in cash and cash equivalents	1,422	(539)	(1,985)
Cash and cash equivalents at the beginning of the year	19,464	20,004	21,989
Cash and cash equivalents at the end of the year	20,886	19,464	20,004

Our cash position as of December 31, 2019, 2018 and 2017, was €20.9 million (with no short-term treasury investments), €19.5 million (with no short-term treasury investments) and €20.0 million (with no short-term treasury investments), respectively. We experienced positive cash flows of €1.4 million in 2019, negative cash flows of €0.5 million in 2018 and negative cash flows of €2.0 million in 2017.

In 2019, our positive net cash flow was primarily due to the high level of cash generated by operating activities, partly offset by cash  used in investing activities and net cash used in financing activities which included a repayment of long term borrowing (€1.1 million). In 2018, our negative net cash flow was primarily due to the high level of cash used in investing activities partly offset by net cash generated by financing activities which included the new Long Term debt (€1.0 million) granted during the year. In 2017, our negative net cash flow was primarily due to the negative cash flow from operations and the high level of cash used in investing activities.

In 2019, net cash generated by operating activities was €3.8 million compared with net cash generated by operating activities of €0.2 million in 2018 and compared with net cash used in operating activities of €3.1 million in 2017.

In 2019, net cash generated by operating activities reflected principally

-	a net income of €1.5 million;

-	elimination of €2.3 million of net loss without effects on cash, including €1.9 million of depreciation and amortization and €0.3 million of non-cash compensation linked to stock-options plans;

-	an unchanged level in working capital reflecting the growth of activity on the inventories level, offset by the lower level of net sales recorded in December 2019 as compared to December 2018.

In 2018, net cash generated by operating activities reflected principally

-	a net loss of €0.3million;

-	elimination of €1.8 million of net loss without effects on cash, including a gain of €0.9 million due to fair value variations of financial instruments, €1.6 million of depreciation and amortization, and €0.3 million of non-cash compensation linked to stock-options plans;

-	an increase in working capital of €1.3 million reflecting the higher level of activity and the high level of net sales recorded in December 2018 which has been collected in 2019.

In 2017, net cash used in operating activities reflected principally:

-	a net loss of €0.7 million;

-	elimination of €0.7 million of net gain without effects on cash, including a gain of €2.7 million due to fair value variations of financial instruments, €1.6 million of depreciation and amortization, and €0.4 million of non-cash compensation linked to stock-options plans;

-	an increase in trade accounts and other receivables of €1.7 million;

-	a decrease in inventories of €0.7 million;

-	an increase in payables of €0.4 million;

-	a decrease in accrued expenses and other current liabilities of €1.0 million.

In 2019, net cash used in investing activities was €1.5 million compared with net cash used in investing activities of €1.6 million in 2018 and compared with net cash used in investing activities of €2.0 million in 2017.

Net cash used in investing activities of €1.5 million in 2019 reflected mainly

-	investments of €1.0 million in capitalized assets produced by the Company (devices), mostly for RPP activity (€0.3 million), HIFU treatments probes (€0.4 million) and R&D program (€0.3 million);

-	investment of €0.4 million in property, equipment (including €0.2 million of equipment for demo) and IT and offices equipment (€0.2 million).

Net cash used in investing activities of €1.6 million in 2018 reflected

-	investments of €0.8 million in capitalized assets produced by the Company (devices), mostly for RPP activity (€0.3 million) and R&D program (€0.5 million),

-	investment of €1.1 million in property, equipment (including €0.3 million of equipment for mobile activity) and software (including new Enterprise Resource Planning “ERP” implementation for €0.4 million),

-	and net proceeds from sales of leased-back assets of €0.4 million.

Net cash used in investing activities of €2.0 million in 2017 reflected

-	investments of €1.0 million in capitalized assets produced by the Company (devices), mostly for RPP activity (€0.5 million) and R&D program (€0.3 million)

-	investment of €1.0 million in property, equipment and software (including new Enterprise Resource Planning “ERP” implementation for €0.5 million),

-	and net proceeds from sales of leased-back assets of €0.1 million.

In 2019, net cash used in financing activities was €0.7 million compared with net cash generated in financing activities of €1.2 million in 2018 compared with a net cash generated in financing activities of €2.9 million in 2017.

Net cash used in financing activities of €0.7 million in 2019 reflected principally the net proceeds of €0.3 million from the exercise of stock options, the new long term borrowings of €0.7 million in Japan, the repayments of long-term borrowings and financing lease for €1.5 million (including €0.7 million of early repayment in Japan) and a decrease of short-term borrowings of €0.2 million.

Net cash generated in financing activities of €1.1 million in 2018 reflected principally the new long term borrowings of €1.0 million in Germany and Japan, repayment of long-term borrowings and lease financing for €0.8 million and an increase of short-term borrowings of €0.9 million.

Net cash generated in financing activities of €2.9 million in 2017 reflected principally the net proceeds of €0.7 million from the exercise of stock options and warrants, but also new long term borrowings of €0.8 million related to new investments financing, €0.8 million of conditional advances to finance the HECAM research project, repayment of long-term borrowings and lease financing for €0.5 million and an increase of short-term borrowings of €1.1 million.

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the short-term debt consists of account receivables factored and for which the Company is supporting the collection risk. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2019, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

Contractual Obligations and Commercial Commitments as of December 31, 2019 (in thousands of euro)

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	3,513	3,513
Long-Term Debt	1,419	462	592	215	150
Financing Lease Obligations	1,044	392	502	151	—
Operating Leases Obligations	2,684	958	1,210	516
Interest	144	62	63	16	2

Recent Accounting Pronouncements

See “NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- 1.25 Recent Accounting Pronouncements” of the Notes to Consolidated Financial Statements for a description of recent accounting pronouncements including the respective expected dates of adoption and estimated effects, if any, on our Consolidated Financial Statements.

Research and Development, Patents and Licenses

See “Item 5—Operating and Financial Review and Prospects—Operating Results—Overview” and Item 4, ‘‘Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property’’ and ‘‘Information on the Company—UDS Division—UDS Division Patents and Intellectual Property.’’

The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash.

Off-Balance Sheet Arrangements

At December 31, 2019, we had no off-balance sheet arrangements other than those specified in Note 13-1 of our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 16, 2020. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling approximately €0.8 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A. and Chairman of the Board of Directors
Age: 50	President of EDAP TMS France SAS and EDAP Technomed, Inc.
Marc Oczachowski joined the Company in May 1997 as Area Sales Manager, based in Lyon, France. From March 2001 to January 2004, he held management positions as General Manager of EDAP Technomed Malaysia. He was appointed Chief Operating Officer of EDAP TMS in November 2004 and became Chief Executive Officer of the Company on March 31, 2007. From July 2012 to July 2017, he relocated to Austin, Texas to manage EDAP’s U.S. operations. On March 25, 2020, he was appointed Chairman of the Board of Directors following Philippe Chauveau’s decision to step down from this position. Previously he worked for Sodem Systems, which manufactures orthopedic power tools, as Area Sales Manager. He is a graduate of Institut Commercial de Lyon, France.

François Dietsch	Chief Financial Officer of EDAP TMS S.A.
Age: 44	François Dietsch joined EDAP in 2005 as Internal Audit and Consolidation Manager, leading the implementation of internal controls for Sarbanes-Oxley Compliance, consolidation of financial statements from the Company's subsidiaries and preparation of financial statements in accordance with U.S. GAAP, including EDAP's Annual Report on Form 20-F. In 2012, he was promoted to Group Financial Control Manager and Finance Manager of EDAP's French subsidiary where, in addition to his previous responsibilities, he managed accounting firm relationships at the subsidiary level and was the primary liaison between the Company and its external auditors. He also managed the Finance department at EDAP France. He was appointed Chief Financial Officer of the Company on July 14, 2015. Prior to joining EDAP he held finance positions at Valeo, a leading global supplier of components and systems to the automotive industry. He holds Master's Degrees in Management and Corporate Finance from University of Paris Dauphine.

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. On March 25, 2020, the Board of Directors accepted the resignation of Mr. Philippe Chauveau as Chairman of the Board and, upon the recommendation of the Company’s Nomination Committee, the Board decided to combine the roles of Chairman of the Board and Chief Executive Officer, as permitted by the Company’s bylaws, and elected Mr. Marc Oczachowski as the new Chairman of the Board of Directors. None of the directors has service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. Four Board members out of five are independent within the meaning of NASDAQ Marketplace Rule 5605(2). The mandate of four of our Directors terminate in June 2020 at the General Meeting of Shareholders approving the 2019 accounts. Mr. Philippe Chauveau’ will not renew his mandate as a Director in June 2020. Proposals with respect to these positions on the Board of Directors will be made in due course and submitted to the vote of the shareholders at the General Meeting of Shareholders approving the 2019 accounts.

Marc Oczachowski Age: 50 Mandate: 6 years Appointment: July 1, 2017 Expiration: 2022	Chairman of the Board. See Marc Oczachowski’s biography above.
Philippe Chauveau Age: 84 Mandate: 6 years Appointment: April. 8, 1997 (renewed in 2014) Expiration: 2019

Philippe Chauveau was named chairman of EDAP TMS S.A.'s Supervisory Board in 1997 and resigned from his position of Chairman of the Board on March 25, 2020, when Marc Oczachowski was appointed Chairman. In 2002, the Company’s two-tiered board structure was replaced by a single Board of Directors with Philippe Chauveau serving as Chairman and CEO until 2004 when he was succeeded as CEO. From 2000 to 2007, Philippe Chauveau served as founding Chairman of the Board of Scynexis Inc., funded by private equity, which is an innovative drug discovery company based in the United States. He was Vice-President of research and development at AT&T Bell Labs and has also served as Chairman of Apple Computer Europe, preceded by increasing marketing roles in ITT and in Procter & Gamble. He has an Honours Degree from Trinity College Dublin with a B.A. and a Bsc.

Pierre Beysson Age: 78 Mandate: 6 years Appointment: September 27, 2002 (renewed in 2014) Expiration: 2019

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

Argil Wheelock Age: 72 Mandate: 6 years Appointment: June 25, 2009 (renewed in 2014) Expiration: 2019

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

Rob Michiels Age: 70 Mandate: 6 years Appointment: July 16, 2009 (renewed in 2014) Expiration: 2019

Rob Michiels was elected as a member of the Company's Board of Directors in July 2009. He is a 40-year U.S. veteran of the medical device industry. He most recently serves as Chief Executive Officer (CEO) of CardiAQ Valve Technologies, a venture funded start-up developing Transcatheter Mitral Valve Implantation which was acquired by Edwards Lifesciences during the second half of 2015.  He previously served as Chief Operating Officer (COO) of CoreValve (acquired by Medtronic); and as President and COO of InterVentional Technologies (acquired by Boston Scientific). He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of Conveyor Ltd and FEops NV, all privately held companies developing cutting edge cardio-vascular less-invasive Technologies. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. Fluent in English, French and Dutch languages, he holds a bachelor's degree in economics from Antwerp University in Belgium and a Master’s in business administration (MBA) from Indiana University.

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2019 was approximately €562 thousand including performance bonuses of €124 thousand and benefits in kind of €9 thousand (benefits in kind comprise car allowances for senior management). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2019. For information regarding compensation paid in the form of stock options, see “Directors, Senior Management and Employees -- Share Ownership” and “Directors, Senior Management and Employees -- Options to Purchase or Subscribe for Securities.”

Compensation Committee

The Compensation Committee is comprised of the following independent members: Mr. Philippe Chauveau, Mr. Pierre Beysson, Dr. Argil Wheelock and Mr. Rob Michiels. The Committee gathers once a year to review the compensation of our Chief Executive Officer, as per the approved charter of the Compensation Committee, and to propose to the Board of Directors any changes to the Chief Executive Officer’s compensation. The Chief Executive Officer is not present when the Compensation Committee reviews his compensation. In August 2014, the Compensation Committee updated its charter which was subsequently approved by the Board of Directors. Following the next General Meeting of shareholders approving the financial statements for the year ended December 31, 2019 and the elections of members of our Board of Directors, scheduled in June 2020, the newly composed Board of Directors will elect a new independent Compensation Committee.

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

For more information on the missions of our Audit Committee, please refer to our web site www.edap-tms.com, under the Investor Relations Section, where our Audit Committee Charter is available.

Following the next General Meeting of shareholders approving the financial statements for the year ended December 31, 2019 and the elections of members of our Board of Directors, scheduled in June 2020, the newly composed Board of Directors will elect a new independent Audit Committee.

Nomination Committee

The Company’s Board of Directors recommends for the Board’s selection director nominees to submit to the vote of the Company’s shareholders. In addition, under specified circumstances and in accordance with French law, shareholders may also submit resolutions to the general meeting to appoint directors.

The Company’s nominations practice is formalized in a Board resolution and at its Board meeting in February 2015, the Board resolved that in the event that one or more directors is or are no longer independent, the Board will create a Nominations Committee (composed exclusively of independent Directors). A Nominations Committee Charter was approved accordingly, the terms of which apply to the Board of Directors when considering director nominees including evaluation of potential candidates, and recommendations to the Board of Directors prior to submitting the candidates to the vote of shareholders. As per this Charter, upon the appointment of Mr. Marc Oczachowski to the Board as a non-independent Director, on June 30, 2017, the Board of Directors, was convened on July 10, 2017, and decided to create a Nomination Committee composed exclusively of independent Directors. Following the next General Meeting of shareholders approving the financial statements for the year ended December 31, 2019 and the elections of members of our Board of Directors, scheduled in June 2020, the newly composed Board of Directors will elect a new independent Nomination Committee.

Employees

As of December 31, 2019, we employed 216 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	23	31	24	21	7	9	15	130
Italy	2	0	0	0	0	0	2	4
Germany	7	0	0	0	0	0	2	9
Japan	24	0	16	0	3	0	6	49
Malaysia	2	0	3	0	0	0	2	7
South Korea	2	0	4	0	0	0	1	7
USA	6	0	1	0	0	0	3	10
Total	66	31	48	21	10	9	31	216

As of December 31, 2018, we employed 215 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	25	32	20	18	6	9	16	126
Italy	3	0	0	0	0	0	2	5
Germany	4	0	3	0	0	0	2	9
Japan	21	0	16	0	3	0	6	46
Malaysia	2	0	3	0	0	0	2	7
South Korea	2	0	3	0	0	0	1	6
USA	7	0	2	0	1	2	4	16
Total	64	32	47	18	10	11	33	215

As of December 31, 2017, we employed 200 individuals on a full-time basis, as follows:

	Sales & Marketing	Manufac- turing	Service	Research & Dvpt	Regula- tory	Clinical Affairs	Adminis- trative	Total
France	21	32	21	17	4	9	14	118
Italy	4	0	0	0	0	0	2	6
Germany	4	0	3	0	0	0	2	9
Japan	18	0	15	0	2	0	4	39
Malaysia	2	0	3	0	0	0	2	7
South Korea	2	0	3	0	0	0	1	6
USA	7	0	3	0	0	1	4	15
Total	58	32	48	17	6	10	29	200

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of April 16, 2020, the total number of shares issued was 29,433,994 with 292,428 shares held as treasury shares, thus bringing the total number of shares outstanding to 29.141.566.

As of April 16, 2020, the Board of Directors and the Senior Executive Officers of the Company held a total of 77,923 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company's shares.

As of April 16, 2020, Senior Executive Officers held a total of 32,001 Shares and an aggregate of 540,000 options to purchase or to subscribe a total of 540,000 ordinary shares, with a weighted average exercise price of €2.78 per share. Of these options, 200,000 expire on January 18, 2023, 220,000 expire on April 26, 2026, 55,000 expire on April 25, 2027, 25,000 expire on August 29, 2028 and 40,000 expire on April 4, 2029.

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

On June 28, 2019, the shareholders authorized the Board of Directors to grant up to a maximum of 358,528 options to purchase pre-existing shares at a fixed price to be set by the Board of Directors. All of the shares that may be purchased through the exercise of stock options are currently held as treasury stock. On June 28, 2019, the shareholders also authorized the Board of Directors to grant up to 1 million options to subscribe to 1 million new shares at a fixed price to be set by the Board of Directors. No options were granted under these two plans as of April 16, 2020.

As of April 16 2020, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group.

On December 31, 2019, the expiration of our stock option contracts was as follows:

Date of expiration	Number of Options

June 25, 2020	42,000
January 18, 2023	282,500
April 25, 2026	485,000
April 26, 2027	189,400
August 25, 2028	145,000
April 4, 2029	130,000

As of December 31, 2019, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2019		2018		2017
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,347,600	2.61	1,207,600	2.61	1,427,438	2.94
Granted	155,000	3.90	165,000	2.65	260,000	2.39
Exercised	(143,700)	2.16	-	-	(60,000)	1.91
Forfeited	(85,000)	1.94	(25,000)	3.05	(134,750)	3.09
Expired	-	-	-	-	(285,088)	3.99
Outstanding on December 31,	1,273,900	2.78	1,347,600	2.61	1,207,600	2.61
Exercisable on December 31,	818,900	2.60	772,600	2.44	598,850	2.29
Share purchase options available for grant on December 31	250,428		250,428		250,428

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new Shares, as of December 31, 2019:

	Outstanding options				Fully vested options (1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)
3.90	130,000	9.3	3.90	5,954	-	-	-
3.22	485,000	6.3	3.22	352,013	363,750	3.22	264,010
2.65	145,000	8.7	2.65	187,891	36,250	2.65	46,973
2.39	189,400	7.3	2.39	294,669	94,400	2.39	146,868
2.38	42,000	0.5	2.38	65,764	42,000	2.38	65,764
1.91	282,500	3.0	1.91	575,114	282,500	1.91	575,114
1.91 to 3.90	1,273,900	7.0	2.78	1,481,405	818,900	2.60	1,098,728

(1)	Fully vested options are all exercisable options

(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $4.43 at December 31, 2019, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly.

To the best of our knowledge and on the basis of the notifications received or filed with the SEC, there are no shareholders who have been or are beneficial owners of more than 5% of our shares over the past three years and as of April 16, 2020, except for Opaleye Management Inc. which increased its holding in the Company to 1,785,000 ADRs, representing 6.1% of our outstanding ADRs,

There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of April 16, 2020, 29,433,994 shares were issued, including 29,141,566 outstanding and 292,428 treasury shares. At March 16, 2020, there were 29,395,894 ADSs, each representing one Share, all of which were held of record by 20 registered holders in the United States (including The Depository Trust Company).

Related Party Transactions

In 2019, EDAP Technomed Co. Ltd. (Japan) contracted a loan amounting 80,000,000 JPY. As a current practice in Japan, this loan required a personal warranty from the representative director, president and CEO of the subsidiary Mr. Jean-François Bachelard. EDAP TMS S.A., as the mother company, counter-warranted this personal loan and agreed to indemnify Mr. Bachelard, in an indemnification letter dated September 12, 2019.

In 2019, EDAP Technomed Sdn Bdh (Malaysia) contracted with Maybank to establish a fixed deposit amounting 65,464.85 MYR. As a current practice in Malaysia, any fixed deposit requires a personal warranty from the representative director, president and CEO of the subsidiary Mr. Hervé de Soultrait. EDAP TMS S.A., as the mother company, counter-warranted this deposit and agreed to indemnify Mr. de Soultrait, in an indemnification letter dated September 13, 2019.

In 2019, EDAP Technomed Inc. contracted a car lease amounting $28,756.44. This lease required a personal warranty from the president of the subsidiary Mr. Marc Oczachowski. EDAP TMS S.A., as the parent company, counter-warranted this personal lease warranty and agreed to indemnify Mr. Marc Oczachowski, in an indemnification letter dated July 1, 2019.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2019, total consolidated export net sales, which we define as sales made outside of mainland France, were €33.5 million, which represented 75% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones. The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2015 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, in 2017, 2018 and 2019 we did not invoice any medical equipment to the hospitals.

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

No dividends were paid with respect to fiscal years 2015 through 2018, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors. Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 16, 2020

On February 27, 2020, we decided to liquidate out Italian wholly-owned subsidiary EDAP Technomed Srl as the financial situation of the subsidiary continued to record financial losses. Liquidation process is currently being rolled out. Sales, distribution and service activities will be pursued through a dedicated distributor.

On March 25, 2020, the Board of Directors accepted the resignation of Mr. Philippe Chauveau as Chairman of the Board and, upon the recommendation of the Company’s Nomination Committee, the Board decided to combine the roles of Chairman of the Board and Chief Executive Officer and elected Mr. Marc Oczachowski as the new Chairman of the Board of Directors.

The novel COVID-19 virus which has profoundly impacted the whole worldwide economy early 2020 represents a new challenge for us all. We are currently closely monitoring the situation and have implemented numerous precautions and protective measures to safeguard our employees and to ensure an uninterrupted supply of our devices and disposables. In the near term, we expect this situation to cause decreased activity in our recurring usual activity with some cancellations of ESWL and HIFU treatments, which may have some impact on our recurring business. We also anticipate that device sales projects may be postponed on a near-term basis as hospital purchase and investment decisions are put on hold. However, our sales cycles are long, and our current understanding is that sale projects, currently in process, may be delayed but are expected to eventually be completed. It is possible that the short-term impact might not affect the pipeline of projects nor the long-term momentum of market adoption of HIFU and its numerous added value for patients including quality of life preservation. We have in inventory several devices and accessories that are ready to be shipped, so the Company hopes to be well positioned to resume delivery activities as soon as that becomes possible. Importantly, in this unique and unknown global crisis, EDAP has a solid cash position, which is expected to minimize disruption to the extent possible.

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

Our by-laws were last updated on January 24, 2020 to reflect the latest increases in share capital related to the issuance of additional shares following the exercise of warrants and options.

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

Board of Directors

The Board of Directors is currently composed of five members, four of which were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for fiscal year 2019. Mr. Marc Oczachowski, Chief Executive Officer, and newly elected Chairman of the Board as of March 25, 2020, was appointed director of the Company by the shareholders on June 30, 2017, effective July 1, 2017, for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for the fiscal year 2022. See Item 6, ‘‘Directors, Senior Management and Employees.’’ A director’s term ends at the end of the ordinary general shareholders” meeting convened to vote on the accounts of the then-preceding fiscal year and held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

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

French law provides that the functions of Chairman of the Board and Chief Executive Officer in a French société anonyme may be distinct and held by two separate individuals or combined. The choice between these two methods of management belongs to the Board of Directors and must be made pursuant to our by-laws and applicable French law.

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

The Chief Executive Officer

We are managed by the Chairman of the Board of Directors or by an individual elected by the Board of Directors bearing the title of Chief Executive Officer. On March 31, 2007, the Board of Directors appointed Mr. Marc Oczachowski as Chief Executive Officer Officer and on March 25, 2020, the Board of Directors decided to combine the roles of Chairman of the Board and Chief Executive Officer and elected Mr. Marc Oczachowski as the new Chairman of the Board of Directors.

The Chief Executive Officer is vested with the powers to act under all circumstances on behalf of the Company, within the limits set out by the Company’s corporate purposes, and subject to the powers expressly granted by the law to the Board of Directors and the general shareholders’ meeting.

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

Attendance and Voting at Shareholders’ Meetings (French Law)

In accordance with French law, there are two types of general shareholders’ meetings, ordinary and extraordinary. Ordinary general meetings are required for matters such as the election of directors, the appointment of statutory auditors, the approval of the report prepared by the Board of Directors, the annual accounts and the declaration of dividends.

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

As a result of a recent change in French law, as of the General Meeting of Shareholders approving the 2019 accounts, abstention from voting, blank votes and null votes by those present or those represented by proxy or voting by mail are no longer counted as votes against the resolution submitted to a shareholder vote at any of the two types of meetings.

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

French Taxation

The following summary of the French tax consequences of purchasing and disposing of Securities does not address the treatment of Securities that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2020.

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

Taxation of Dividends on Securities - Withholding Tax

Dividends paid by a French corporation, such as EDAP, to non-residents normally are subject to a 30% French withholding tax (reduced to 12.8% when non-residents are individuals and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French Tax Code, or FTC, if their head office was located in France and which meet the criteria set forth in the administrative guidelines BOI-RPPM-RCM-30-30-10-70-20191224, n°130).

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

A list of companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC has been published by the French tax authorities in its official guidelines on December 18, 2019 (BOI-ANNX-000467-20191218). EDAP was not included in such list as its market capitalization did not exceed €1.0 billion as at December 1, 2019. Please note that such list may be updated from time to time, or may not be published anymore in the future. Furthermore, NASDAQ is not currently acknowledged by the French AMF, but this may change in the future. Therefore, purchases of the Securities are not subject to the TFT.

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

In particular, the United States and France signed a protocol on January 13, 2009, that entered into force on December 23, 2009 and made several significant changes to the Treaty, including changes to the “Limitation of Benefits” provision. U.S. holders are advised to consult their own tax advisors regarding the effect the protocol may have on their eligibility for Treaty benefits in light of their own particular circumstances.

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

Holders should consult their own tax advisors regarding the U.S. tax consequences of the purchase, ownership and disposition of Securities in light of their particular circumstances, including the effect of any state or local laws.

Dividends and Paying Agents

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 28% rate (reduced to 12.8% when non-residents are individuals or to 75% if paid in a Non-Cooperative State, regardless of the tax residence of the beneficiary of the dividends if the dividends are received in such Non-Cooperative State). Eligible U.S. holders providing evidence of the entitlement to Treaty benefits with respect to the dividend (article 30) under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 28% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder as defined pursuant to the provisions of the Treaty and whose ownership of Securities is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France is reduced to 15%, or to 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuing company; such U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any. For U.S. holders that are not individuals, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rate, contained in the “Limitation on Benefits” provision of the Treaty are complicated, and certain technical changes were made to these requirements. U.S. holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

French withholding tax will be withheld at the domestic rates mentioned above or the 5% or 15% Treaty rate if a U.S. holder has established before the date of payment that the holder is a resident of the United States under the Treaty by following the simplified procedure described below.

The gross amount of dividends that a U.S. holder receives (before the deduction of French withholding tax) generally will be subject to U.S. federal income taxation as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends that received deduction generally allowed to U.S. corporations. To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of the Company, such excess will be applied first to reduce such U.S. holder’s tax basis in its Securities and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such Securities. As the Company does not maintain “earnings and profits” computations, holders should assume that all distributions constitute dividends.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Securities is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the Securities will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, we do not anticipate it becoming a PFIC for the 2020 taxable year (as described under “—Passive Foreign Investment Company Rules” below). Accordingly, dividends, if any, paid by us in 2019 to a U.S. holder would constitute “qualified dividends.”

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

In order to be eligible for Treaty benefits, pension funds and certain other tax-exemptions, U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If Form 5000 is not filed prior to the dividend payment, a withholding tax will be levied at the 28% rate, and a holder would have to claim a refund for the excess under the normal procedure by filing both Form 5000 and Form 5001 no later than December 31 of the second calendar year following the year in which the dividend is paid.

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

As explained above, the Company believes that it was not a PFIC for U.S. tax purposes with respect to the year 2019, and also does not anticipate becoming a PFIC with respect to the year 2020. However, as discussed in our Annual Report on Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company's control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company's assets), there can be no assurance that the Company will not become a PFIC in future years.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. During 2019 and as of December 31, 2019, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2019, approximately 74% of our total costs of sales and operating expenses were denominated in euro. During the same period, approximately 49% of our net sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2019 relative to the U.S. dollar and the Japanese yen would have resulted in an decrease in income before taxes of approximately €67,000 for the year ended December 31, 2019, compared to an increase of approximately €60,000 for the year ended December 31, 2018. A uniform 10% decrease in the value of the euro as of December 31, 2019 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes of approximately €73,000 for the year ended December 31, 2019 as compared to an increase of approximately €66,511 for the year ended December 31, 2018. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2019, we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. Approximately €0.6 million, €0.6 million and €40 thousand of our outstanding indebtedness at December 31, 2019, 2018 and 2017, respectively, were denominated in Japanese yen. Approximately €0 million, €0 million and €0.8 million of our outstanding indebtedness at December 31, 2019, 2018 and 2017, respectively, were denominated in U.S. dollars. In addition, we had approximately €4.0 million, €1.3 million and €2.1 million of cash denominated in U.S. dollars at December 31, 2019, 2018 and 2017, respectively, and €1.3 million, €3.7 million and €3.9 million of cash denominated in Japanese yen at December 31, 2019, 2018 and 2017, respectively.

Equity Price Risk

Not applicable.

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

Fees Payable to the Company by the Depositary

From January 1, 2019 to March 15, 2020, the following amounts were paid by the Depositary to the Company: $90,000 and $10,491 respectively for the administration of the ADR program and for expenses linked to the assistance in identifying shareholders of the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the material weakness described below.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2019 based upon the internal control framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO). Based on management’s assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2019.

Based on this evaluation, management identified a material weakness in our internal control with respect to general IT controls, in particular related to change activities. Execution was found deficient related to the implementation of IT program development changes and more specifically the logging of change requests, the tracking of application change validations, the acceptance testing documentation and a lack of segregation of duties upon IT changes implementation due to small size of our IT structure and organization.

In our Annual Report on Form 20-F for the year ended December 31, 2018, we reported a material weakness in our internal control with respect to the implementation of a new integrated information management system (SAP version 4HANA) which we launched in production on July 1, 2018, and that includes our accounting, as well as our production and inventory processes. This material weakness resulted from several significant deficiencies in the development and change program which, considered in aggregation, gave rise to a material weakness and to the conclusion that our internal control over financial reporting was not effective as of December 31, 2018. Specifically, these significant deficiencies related to (i) inappropriate documentation of program change request authorizations, (ii) inappropriate documentation of data migration testing, (iii) IT and user acceptance of program changes prior to migration to production is not systematically obtained or documented, (iv) inappropriate segregation of duties between development and production, and (v) inappropriate configuration of change request and change testing authorizations as changes and authorizations are not logged.

Following the identification of this material weakness as reported in the Annual Report on Form 20-F for the year ended December 31, 2018 under Item 15 and as part of our re-assessment thereof as of December 31, 2019, we have reviewed the implementation of our 2018 material weakness remediation plan. Although we have implemented certain new controls during 2019, some of these controls were not considered as sufficiently robust. Also, part of the remediation plan was delayed due to IT staff shortage. As such, we considered that the 2018 material weakness was not fully remediated.

Remediation Activities

To further supplement our initial 2018 remediation plan, the Company plans to implement a formal “Ticketing tool” in the course of 2020 in order to log change requests, to track validation of change requests by the IT team, managers and users, and to archive the acceptance testing documentation in a digitalized way.

The Company also decided to strengthen its IT team to ensure a better segregation of duties upon IT changes implementation.

Additional procedures were performed for year-end 2019 to demonstrate that no inappropriate use of our IT occurred as of December 31, 2019, and that this material weakness did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2019 or restatement of any prior period previously reported by the Company.

Change in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting as of the end of the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, has been audited by KPMG S.A., an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting included on page F-2 of this Annual Report.

Its report on the effectiveness of internal control over financial reporting as of December 31, 2019, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2019 because of the effect of the material weakness described above.

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

Item 16C. Principal Accountant Fees and Services

The following table summarizes the aggregate fees of our independent registered accounting firms, billed to us for the fiscal years ended December 31, 2019 and December 31, 2018 for audit and other services. KPMG S.A. (“KPMG”) served as the Company’s independent registered accounting firm for the fiscal years ended December 31, 2019 and 2018.

Nature of the Fees	Fees for 2019 (in €)	Fees for 2018 (in €)
Audit fees (1)	358,902	398,177
Audit-related fees	5,000	19,700
Tax fees	-	-
All other fees
Total	363,902	417,877

(1)	“Audit fees” for 2019 and 2018 include 13,000 € and 19,000 € paid to PriceWaterhouseCoopers Audit in relation with their consent and audit report related to the Annual Report on Form 20-F for the fiscal years ended December 2019 and 2018.

Audit Fees

The following services were billed under the category ‘‘audit services’’: audit of financial statements and services performed in relation to legal obligations, including the formulation of audit opinions, consents and reports, domestic and international legal audits and support in the preparation.

Audit-Related Fees

Audit-related services billed under this category only consist of attestation services related to financial reporting that are not required by statute or regulation.

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

None.

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

Our Compensation Committee is composed of four members who meet the definition of independence contained in NASDAQ Listing Rule 5602(a) and is governed by a charter which sets forth its composition and defines its scope of authority. However, in accordance with French law, the Compensation Committee is not vested with the same scope of authority and responsibilities as set out in the NASDAQ Listing Rules.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of January 24, 2020

4.1	French version of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France(1)

4.2	English language summary of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France(1)

4.3	Form of Amended and Restated Depositary Agreement between EDAP TMS SA and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843). (1)

8.1	List of subsidiaries of EDAP TMS S.A. as of April 16, 2020

11.1	Code of Ethics as amended as of January 25, 2017. (1)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

15.1	Consent of KPMG.

15.2	Consent of independent registered public accounting firm

101	Interactive Data File

(1)	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 16, 2020	/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 16, 2020	/s/ François Dietsch
François Dietsch
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

To the Shareholders and Board of Directors
EDAP TMS S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each the years in the two year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated April 16, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Notes 1-2, 1-24 and 1-25 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02 Leases (Topic 842).

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

Lyon, April 16, 2020

KPMG Audit

A division of KPMG S.A.

/s/ Sara Righenzi de Villers

Partner

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm on the Internal Control over Financial Reporting

To the Shareholders and Board of Directors
EDAP TMS S.A.

Opinion on Internal Control Over Financial Reporting

We have audited EDAP TMS S.A.S and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 16, 2020 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to general IT controls, in particular related to change activities, has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Lyon, April 16, 2020

KPMG Audit

A division of KPMG S.A.

/s/ Sara Righenzi de Villers

Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EDAP TMS S.A.,

Opinion on the Financial Statements

We have audited the consolidated statements of income (loss), the related consolidated comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”) of EDAP TMS S.A. and its subsidiaries (the “Company”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

EDAP TMS S.A. AND SUBSIDIARIES

Consolidated balance sheets

As of December 31, 2019 and 2018 (in thousands of euros unless otherwise noted)

ASSETS	Notes	2019	2018
Current assets
Cash and cash equivalents	2	20,886	19,464
Current portion of net trade accounts and notes receivable	3	11,328	11,884
Other receivables	4	1,259	1,434
Inventories	5	8,178	7,212
Other assets, current portion	6	447	382
Total current assets		42,097	40,376
Non-current assets
Property and equipment, net	7	4,069	4,208
Operating lease right-of-use assets	8	2,647	-
Intangible assets, net	9	770	847
Goodwill	9	2,412	2,412
Deposits and other non-current assets		640	546
Deferred tax assets	23-3	432	324
Net Trade accounts and notes receivable, non-current	3	2	26
Total assets		53,068	48,740
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	10	6,046	6,297
Deferred revenues, current portion	11	1,892	1,929
Social security and other payroll withholdings taxes		1,207	1,177
Employee absences compensation		634	612
Income taxes payable		280	118
Other accrued liabilities	12	2,109	2,122
Short-term borrowings	14	3,513	3,683
Current obligations under finance leases in 2019 and capital leases in 2018	13-1	392	383
Current portion of operating lease obligations	13-2	958	-
Current portion of long-term debt	15-1	462	491
Total current liabilities		17,493	16,812
Non-current liabilities
Deferred revenues, non-current	11	1,313	973
Obligations under finance leases in 2019 and capital leases in 2018, non-current	13-1	653	852
Operating lease obligations, non-current	13-2	1,726	-
Long-term debt, non-current	15-1	957	1,339
Other long-term liabilities	16	3,567	3,800
Total liabilities		25,710	23,776
Shareholders’ equity
Common stock, €0.13 par value; 29,433,994 shares issued and 29,141,566 shares outstanding at December 31, 2019; 29,368,394 shares issued and 28,997,866 shares outstanding at December 31,2018		3,826	3,818
Additional paid-in capital		66,331	65,983
Retained earnings		(38,435)	(39,947)
Cumulative other comprehensive loss		(3,436)	(3,748)
Treasury stock, at cost; 292,428 at December 31, 2019 and 370,528 at December 31, 2018	17	(928)	(1,142)
Total shareholders’ equity	17	27,359	24,964
Total liabilities and shareholders’ equity		53,068	48,740

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

Consolidated statements of income (Loss)

For the years ended December 31, 2019, 2018 and 2017

(in thousands of euros except share and per share data)

	Notes	2019	2018	2017
Sales of goods		30,111	25,070	22,580
Sales of RPPs & leases		5,747	5,086	5,095
Sales of spare parts and services		9,001	9,007	8,011
Total sales	18	44,859	39,163	35,686
Other revenues	19	52	19	60
Total revenues		44,912	39,183	35,746

Cost of goods		(15,442)	(14,053)	(13,170)
Cost of RPPs & leases		(3,000)	(2,557)	(2,667)
Cost of spare parts and services		(5,467)	(5,655)	(5,101)
Total cost of sales	20	(23,909)	(22,266)	(20,938)

Gross profit		21,002	16,917	14,808

Research and development expenses	21	(3,728)	(4,088)	(3,881)
Selling and marketing expenses		(10,850)	(10,551)	(9,526)
General and administrative expenses		(4,224)	(3,593)	(3,428)

Income (loss) from operations		2,201	(1,315)	(2,027)
Financial (expense) income, net	22	(146)	797	2,643
Foreign currency exchange gain (loss), net		136	538	(909)

Income (loss) before taxes	23-1	2,191	20	(293)
Income tax (expense) benefit	23-2	(679)	(358)	(388)
Net income (loss)		1,512	(338)	(681)
Basic income (loss) per share	24	0.05	(0.01)	(0.02)
Diluted income (loss) per share	24	0.05	(0.01)	(0.02)
Basic Weighted average shares outstanding	24	29,016,118	28,997,866	28,961,928
Diluted Weighted average shares outstanding	24	29,615,466	28,997,866	28,961,928

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

Consolidated statements of comprehensive income (Loss)

For the years ended December 31, 2019, 2018 and 2017

(in thousands of euros unless otherwise noted)

	Notes	2019	2018	2017
Net income (loss)		1,512	(338)	(681)
Other comprehensive income (loss):		-	-	-
Foreign currency translation adjustments	17-6	(61)	(146)	288
Provision for retirement indemnities	17-6	374	-	57
Comprehensive income (loss), net of tax		1,825	(483)	(336)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

Consolidated statements of Shareholders’ equity

For the years ended December 31, 2019, 2018 and 2017

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2016	28,727,616	3,783	64,685	(38,927)	(3,949)	(1,142)	24,451
Net (loss) / income	-	-	-	(681)	-	-	(681)
Translation adjustment	-	-	-	-	288	-	288
Warrants and stock options granted or exercised	-	-	382	-	-	-	382
Capital increase	270,250	35	627	-	-	-	662
Provision for retirement indemnities	-	-	-	-	57	-	57
Balance as of December 31, 2017	28,997,866	3,818	65,694	(39,608)	(3,604)	(1,142)	25,158
Net (loss) / income	-	-	-	(338)	-	-	(338)
Translation adjustment	-	-	-	-	(146)	-	(146)
Warrants and stock options granted or exercised	-	-	289	-	-	-	289
Provision for retirement indemnities	-	-	-	-	-	-	-
Balance as of December 31, 2018	28,997,866	3,818	65,983	(39,947)	(3,748)	(1,142)	24,964
Net (loss) / income	-	-	-	1,512	-	-	1,512
Translation adjustment	-	-	-	-	(61)	-	(61)
Stock-Options granted or exercised	-	-	232	-	-	-	232
Capital increase	65,600	8	116	-	-	-	124
Treasury stock disposition	78,100	-	-	-	-	214	214
Provision for retirement indemnities	-	-	-	-	374	-	374
Balance as of December 31, 2019	29,141,566	3,826	66,331	38,435	(3,436)	(928)	27,359

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

Consolidated statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(in thousands of euros unless otherwise noted)

	2019	2018	2017
Cash flows from operating activities
Net income (loss)	1,512	(338)	(681)
Adjustments to reconcile net income (loss) to net cash generated by (used in) operating activities:
Depreciation and amortization	1,879	1,610	1,573
Change in warrants fair value	-	(889)	(2,669)
Other non-cash compensation	260	289	382
Change in allowances for doubtful accounts & slow-moving inventories	176	591	28
Change in long-term provisions	(6)	300	105
Net capital loss on disposals of assets	79	37	47
Deferred tax expense (benefit)	(106)	(153)	(153)
Operating cash flow	3,794	1,447	(1,368)
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	908	(983)	(1,741)
Decrease (Increase) in inventories	(1,036)	(704)	669
Decrease (Increase) in other assets	(60)	115	(47)
(Decrease) Increase in trade accounts and notes payable	(249)	(70)	426
(Decrease) Increase in accrued expenses, other current liabilities	445	370	(998)
Net decrease in operating assets and liabilities	6	(1,272)	(1,691)
Net cash generated by (used in) operating activities	3,800	175	(3,059)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(1,020)	(827)	(988)
Net proceeds from sale of leased back assets	-	359	85
Acquisitions of property and equipment	(396)	(604)	(631)
Acquisitions of intangible assets	(35)	(438)	(453)
Acquisitions of other financial assets	(14)	-	-
Increase in deposits and guarantees	(67)	(59)	(45)
Net cash generated by (used in) investing activities	(1,532)	(1,569)	(2,032)
Cash flow from financing activities:
Proceeds from capital increase	-	-	548
Proceeds from stock-option exercise	310	-	115
Proceeds from long term borrowings, net of financing costs	688	1,032	1,638
Repayment of long term borrowings	(1,087)	(443)	(243)
Repayment of obligations under financing leases in 2019 and capital leases in 2018 and 2017	(396)	(358)	(297)
Increase (decrease) in bank overdrafts and short-term borrowings	(179)	946	1,110
Net cash generated by (used in) financing activities	(664)	1,178	2,871
Net effect of exchange rate changes on cash and cash equivalents	(182)	(323)	235
Net increase (decrease) in cash and cash equivalents	1,422	(539)	(1,985)
Cash and cash equivalents at beginning of year	19,464	20,004	21,989
Cash and cash equivalents at end of year	20,886	19,464	20,004

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

Notes to consolidated financial statements

(in thousands of euros unless otherwise noted, except per share data)

1— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The Company purchases the majority of the components used in its products from a number of suppliers but for some components, relies on a single source. Delay would be caused if the supply of these components or other components was interrupted and these delays could be extended in certain situations where a component substitution may require regulatory approval. Failure to obtain adequate supplies of these components in a timely manner could have a material adverse effect on the Company’s business, financial position and results of operations.

1-2 Basis of preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

With the exception of the change in the Company’s accounting policies for leases as a result of the adoption of ASC 842, Leases as from January 1, 2019, there has been no changes to the accounting policies for the fiscal year ended December 31, 2019, that are of significance, or potential significance, to the Company.

1-3 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) requires management to make estimates and assumptions, such as business plans, stock price volatility, duration of standard warranty per market, duration and interest rate of operating leases, price of maintenance contract used to determine the amount of revenue to be deferred and life duration of our range of products. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-4 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries after elimination of intercompany balances and transactions. We do not have any significant interests in any variable interest entities.

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

Sales of our medical devices and sales of disposables, sales of RPPs and leases, and sales of spare parts and services, are all net of commissions.

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

The Company recognizes revenue when the performance obligations are satisfied by transferring control over the goods or service to a customer.

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

For devices and disposables, revenue is recognized when the Company transfers control to the customer (i.e. when the customer has the ability to direct the use of, and obtain substantially all of the remaining benefit from, the device or disposables), which is generally at the point of delivery or installation, depending on the terms of the arrangement (i.e. when the customer can use the goods to provide services or sell or exchange the good), and based on contractual incoterms.

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

Agents and distributors:

As part of its sale process in countries other than continental France, when the Company does not have a local subsidiary, sales of goods to end-customers are performed through agents and distributors. Such agents and distributors are primarily responsible for the sales’ process, bear the inventory risk, and are free to determine the sale prices. Sales of goods to agents and distributors are recognized when the control is transferred to the related agent or distributor which generally occurs based on contractual incoterms.

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

Disaggregation of revenue:

Disaggregation by primary geographical market, and timing of revenue recognition is reported in Note 18.

Contract Balances:

Details on contract liabilities are reported on Note 12.

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

EDAP TMS S.A. AND SUBSIDIARIES

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

1-15 Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 2 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income. Warranty expense amounted to €131 thousand, €433 thousand and €316 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

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

1-18 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred and are included in selling and administrative expenses in the accompanying consolidated statements of income (loss). Advertising costs amounted to €739 thousand, €719 thousand and €672 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

1-22 Employee stock option plans

At December 31, 2018, the Company had four stock-based employee compensation plans. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

1-23 Warrants

The Company recorded outstanding warrants issued in March 2012, May 2013 and April 2016 as a liability. Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the said warrants could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price of the warrants was determined in U.S. dollars while the functional currency of the Company is the Euro. As of December 31, 2018 and 2019, there were no more warrants outstanding.

1-24 Leases

Leases as a Lessee

In accordance with ASC 842, Leases, and as from January 1, 2019, the Company classifies all leases at the inception of a contract and assess whether the contract is, or contains, a lease. The assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the company controls the use of the identified asset (e.g. whether the company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period, and whether the company has the right to direct the use of the asset).

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease grants an option to purchase the asset that the lessee is reasonably certain to exercise, the lease term is for a major part of the economic life of the underlying asset or the present value of the sum of the lease payments and any residual value guaranteed equals or exceeds substantially all of the fair value of the underlying asset. A lease is classified as an operating lease if it does not meet any one of these criteria. Substantially all our operating leases are comprised of office space leases, and substantially all our finance leases are comprised of office furniture and technology equipment.

The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, plus prepaid lease payments, less any lease incentives received. All ROU assets are reviewed for impairment. The lease liability is initially measured at the present value of the lease payments, discounted using the incremental borrowing rate for assets of same duration or characteristics.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For finance leases, the ROU asset is subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the ROU asset is amortized over the useful life of the underlying asset. Amortization of the ROU asset is recognized and presented separately from interest expense on the lease liability.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expenses in the Company’s consolidated statements of income in the same line item as expenses arising from fixed lease payments (operating leases) or amortization of the ROU asset (finance leases).

Lease payments included in the measurement of the lease liability comprise the following: the fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or rate, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for penalties for early termination options unless it is reasonably certain the lease will not be terminated early, the exercise price of an option to purchase the underlying asset if the company is reasonably certain to exercise the option, and residual value guarantees.

EDAP TMS S.A. AND SUBSIDIARIES

Our real estate leases generally include non-lease maintenance services. The consideration in the contract is allocated to the lease and non-lease components based on standalone selling prices.

Some of our real estate leases contain variable lease payments, including payments based on an index or rate. Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease commencement, and changes to index and rate-based variable lease payments are recognized in profit or loss in the period of the change. Variable payments that do not depend on an index or rate, such as rental payments based on the use of the underlying asset or property taxes and insurance reimbursement, are recorded as operating expense when incurred. Lease modifications result in remeasurement of the lease payments when that modification is not accounted for as a separate contract.

Lease expense for operating leases consists of the lease payments plus any initial direct costs, primarily brokerage commissions, and is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability. Lease expense for finance leases consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less. The effect of short-term leases on our right-of-use asset and lease liability was not material. We have elected not to review the classification for expired or existing leases, prior to January 1, 2019.

Leases as a Lessor:

A lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria at lease commencement:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
•	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
•	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of the criteria are met:

A lessor shall classify the lease as either a direct financing lease or an operating lease. A lessor shall classify the lease as an operating lease unless both of the following criteria are met, in which case the lessor shall classify the lease as a direct financing lease:

•	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset;
•	It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

EDAP TMS S.A. AND SUBSIDIARIES

1-25 Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which supersedes ASC 840 “Leases” and creates a new topic, ASC 842 "Leases." This update requires lessees to recognize on their balance sheet a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Company adopted the new standard as of January 1, 2019. The Company performed an analysis of all contracts to identify lease components or rights of use. The Company determined that the new standard mostly applies to leases for facilities situated in France, Japan and in the U.S. and for Company’s equipment, vehicles and IT equipment. The last category has been determined as being below the threshold and not material.

The Company adopted ASC 842 using a modified retrospective transition approach for all leases existing at or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company adopted the new standard as of January 1, 2019 with practical expedients, and did not restate comparative prior periods. The adoption of ASC 842 had a material effect on our consolidated balance sheet, but did not materially affect the consolidated statement of income (loss). The most significant impact was the recognition of the operating lease right-of-use assets and the liability for operating leases. The accounting for finance leases (capital leases) was substantially unchanged. Accordingly, upon adoption, leases that were classified as operating leases under ASC 840 were classified as operating leases under ASC 842, and we recorded an adjustment of €3,5 million to operating lease right-of-use assets and the related lease liability in 2019. The lease liability is based on the present value of the remaining minimum lease payments, determined under ASC 840, discounted using our secured incremental borrowing rate at the effective date of January 1, 2019, using the original lease term as the tenor. As permitted under ASC 842, we elected several practical expedients that permit us to not reassess (1) whether a contract is or contains a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. The application of the practical expedients did not have a significant impact on the measurement of the operating lease liability.

As a result, the Company adapted its internal controls to identify contracts and apply the new GAAP.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, or ASU 2016-13, which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company will adopt ASU 2016-13 on January 1, 2020. Even if we are not yet in a position to assess the impact of the new standard on our results of operations or financial position we are not expecting a significant impact on our accounts.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment.” This update eliminates step 2 from the goodwill impairment test, and requires the goodwill impairment test to be performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This guidance is effective for the Company in the first quarter of 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company will adopt this pronouncement on January 1, 2020. The Company does not expect an impact on our accounts.

EDAP TMS S.A. AND SUBSIDIARIES

2— CASH EQUIVALENTS

Cash and cash equivalents and short-term investments are comprised of the following:

	December 31,
	2019	2018
Total cash and cash equivalents	20,886	19,464
Short term investments	-	-
Total cash and cash equivalents, and short term investments	20,886	19,464

3— TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2019	2018
Trade accounts receivable	11,807	12,907
Notes receivable	1,013	408
Less: allowance for doubtful accounts	(1,490)	(1,405)
Total	11,330	11,910
Less current portion	(11,328)	(11,884)
Total long-term portion	2	26

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to a net cost of €84 thousand, a net cost of €362 thousand and €107 thousand, respectively for the years ended December 31, 2019, 2018 and 2017.

Long term portion consists of sales type leases of medical devices.

Future minimum payments to be received over the five coming years are as follows:

Sales type leases
2020	12
2021	2
2022	-
2023	-
2024	-
Total minimum payments	14

4— OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2019	2018
Research and development tax credit receivable from the French State	766	685
Value-added taxes receivable	422	390
Other receivables from Government and public authorities	26	233
Others	46	126
Total	1,259	1,434

EDAP TMS S.A. AND SUBSIDIARIES

5— INVENTORIES

Inventories consist of the following:

	December 31,
	2019	2018
Components, spare parts	4,959	3,496
Work-in-progress	584	576
Finished goods – own manufactured products	1,737	2,672
Finished goods – distribution products	1,981	1,442
Total gross inventories	9,262	8,186
Less: allowance for slow-moving inventory and net realizable value	(1,085)	(974)
Total	8,178	7,212

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory (excluding exchange rate impact), the changes in which are classified within cost of sales, amounted to a cost of €168 thousand for the year ended December 31, 2019, a cost of €227 thousand for the year ended December 31, 2018, and an income of €41 thousand for the year ended December 31, 2017, respectively.

6— OTHER ASSETS

Other assets consist of the following:

	December 31,
	2019	2018
Prepaid expenses, current portion	447	382
Total	447	382

Prepaid expenses mainly consist of rental and future congresses expenses.

7— PROPERTY AND EQUIPMENT, NET

Property and equipment consist of Property and equipment purchased or capitalized by the Company and financing leases for 2019 or capital leases for 2018.

7-1 Property and Equipment, net

Property and equipment consist of the following:

	December 31,
	2019	2018
Equipment	7,002	5,973
Furniture, fixture, and fittings and other	2,776	2,641
Total gross value	9,778	8,614
Less: accumulated depreciation and amortization	(6,644)	(5,624)
Total	3,134	2,991

Depreciation expense related to property and equipment amounted to €1,511 thousand, €981 thousand and €935 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

Assets leased to customers:

Capitalized costs on equipment leased to customers of €342 thousand and €351 thousand are included in property and equipment at December 31, 2019 and 2018, respectively. Accumulated amortization of these assets leased to third parties was €95 thousand and €72 thousand, at December 31, 2019 and 2018, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

Depreciation expense on equipment leased to customer is included in total depreciation expense and amounted to €23 thousand, €51 thousand and €24 thousand, for the years ended December 31, 2019, 2018 and 2017, respectively.

7-2 Financing leases and capital leases

Financing lease right-of-use assets in 2019 and capital leases for previous years consist of the following:

	December 31,
	2019	2018
Equipment	713	824
Vehicles and IT equipment	1,582	1,423
Total gross value	2,295	2,247
Less: accumulated depreciation and amortization	1,360	1,030
Total	935	1,217

Depreciation expense related to financing lease right-of-use assets amounted to €448 thousand, €386 thousand and €218 for the years ended December 31, 2019, 2018, 2017, respectively.

The reduction to right-of-use assets resulting from reductions to financing lease obligations amounted €122 thousand for the year ended December 31, 2019.

8— OPERATING LEASE RIGHT-OF-USE ASSETS

Operating lease right-of-use assets consist of the following:

	December 31,
	2019	2018
Facilities	2,387	-
Equipment	58
Furniture, fixture, and fittings and other	202	-
Total net operating lease right of use	2,647	-

The reduction to right-of-use assets resulting from reductions to operating lease obligations amounted €836 thousand for the year ended December 31, 2019.

Variable lease costs related to above contracts amounted to €108 thousand for the year ended December 31, 2019.

Non-recognized lease liabilities for short term leases amounted to €71 thousand for the year ended December 31, 2019.

9— GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-13, ASC 350 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segment — High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €1,767 thousand for the UDS division and to €645 thousand for the HIFU division, at December 31, 2019 and 2018.

The Company completed the required annual impairment test in the fourth quarter of 2019. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the two reportable units. In both cases, the fair value of the reporting unit was in excess of the reporting unit's book value, which resulted in no goodwill impairment.

EDAP TMS S.A. AND SUBSIDIARIES

Intangible assets consist of the following:

	December 31,
	2019	2018
Licenses	1,466	1,431
Trade name and trademark	427	414
Patents	412	412
Organization costs	320	320
Total gross value	2,625	2,577
Accumulated amortization for licenses	(699)	(587)
Accumulated amortization for trade name and trademark	(424)	(411)
Accumulated amortization for patents	(412)	(412)
Accumulated amortization for organization costs	(320)	(320)
Less: Total accumulated amortization	(1,855)	(1,730)
Total	770	847

Amortization expenses related to intangible assets amounted to €113 thousand, €110 thousand and €74 thousand, for the years ended December 31, 2019, 2018 and 2017, respectively.

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31, 2019
2020	106
2021	97
2022	90
2023	83
2024	83
Total	460

10— TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2019	2018
Trade accounts payable	6,034	6,286
Notes payable	12	11
Total	6,046	6,297

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

11— DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2019	2018
Deferred revenues on maintenance contracts	1,741	1,246
Deferred revenue on RPP	243	339
Deferred revenue on sale of devices	115	289
Deferred revenue on extension of warranty, included in sales contracts	837	855
Deferred research and development grants	269	173
Total	3,205	2,902
Less long term portion	(1,313)	(973)
Current portion	1,892	1,929

Deferred revenue on extension of warranty will be recognized over the following periods:

December 31, 2019

2020	237
2021	268
2022	257
2023	70
2024	4
Total	837

The components of deferred revenue on extension of warranty for the year ended December 31, 2019 are as follows:

Total
Balance as of December 31, 2017	676
New extension of warranty	331
Recognition of revenue	(152)
Balance as of December 31, 2018	855
New extension of warranty	254
Recognition of revenue	(272)
Balance as of December 31, 2019	837

12— OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2019	2018
Retirement indemnities	2,444	2,287
Provision for warranty costs	370	547
Accruals for payroll and associated taxes	738	680
Conditional government advances	1,071	1,039
Value added tax payable	557	327
Advances received from customers	-	115
Provision for Asset Retirement Obligation (Japan)	117	118
Provision for employee termination indemnities (Italy)	-	369
Provision for employee termination indemnities (Korea)	56	30
Others	323	411
Total	5,676	5,923
Less non-current portion	(3,567)	(3,800)
Current portion	2,109	2,122

EDAP TMS S.A. AND SUBSIDIARIES

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

Conditional advances as of December 31, 2019 mature as follows, should the underlying Research Program advance as per contract:

2020	-
2021	6
2022	209
2023	209
2024 and thereafter	646
Total	1,071

Changes in the provision for warranty costs are as follows:

	December 31,
	2019	2018
Beginning of year	547	449
Amount used during the year	(308)	(335)
New warranty expenses	131	433
End of year	370	547
Less current portion	(260)	(356)
Long term portion	110	191

13— LEASE OBLIGATIONS

13-1 Financing leases

The Company leases certain of its equipment under finance leases. At December 31, 2019, this equipment consists of medical devices for a liability amount of €305 thousand and vehicles and other IT equipment for a liability amount of €740 thousand. Maturities of finance leases liabilities for the years ending December 31, 2019 are as follows:

December 31,
2020	415
2021	299
2022	221
2023	122
2024 and thereafter	30
Total undiscounted minimum lease payments	1,086
Less: amount representing interest	(41)
Present value of minimum lease payments	1,044
Less: current portion	(392)
Long-term portion	653

EDAP TMS S.A. AND SUBSIDIARIES

Interest paid under finance lease obligations was €29 thousand the year ended December 31, 2019.

The weighted average remaining lease term and the weighted average discount rate for finance leases at December 31, 2019 was: 3.2 years and 2.44%.

13-2 Operating leases

Maturities of operating leases liabilities consist of the following amounts:

December 31,
2020	980
2021	758
2022	474
2023	349
2024 and thereafter	171
Total undiscounted minimum lease payments	2,732
Less: amount representing interest	(48)
Present value of minimum lease payments	2,684
Less: current portion	(958)
Long-term portion	1,726

The weighted average remaining lease term and the weighted average discount rate for operating leases at December 31, 2019 was : 3.51 years and 1.56%.

Total rent expenses under operating leases amounted to €828 thousand, €1,002 thousand and €904 thousand, for the years ended December 31, 2019, 2018 and 2017, respectively. These total rent expenses are related to office rentals, office equipment and car rentals.

14— SHORT-TERM BORROWINGS

As of December 31, 2019, short-term borrowings consist mainly of €3,185 thousand of factored account receivables and for which the Company is bearing the collection risk and €328 thousand of short borrowing in Japan.

As of December 31, 2018, short-term borrowings consist mainly of €3,683 thousand of factored account receivables and for which the Company is bearing the collection risk.

15— LONG TERM DEBT AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

15-1 Long-term debt:

	December 31,
	2019	2018
France term loan	351	526
Japanese term loan (YEN)	617	628
Germany term loan	438	632
Italy term loan	-	27
Malaysia term loan	13	17
Total long term debt	1,420	1,830
Less current portion	(462)	(491)
Total long-term portion	957	1,339

EDAP TMS S.A. AND SUBSIDIARIES

As of December 31, 2019, long-term debt in Japan consists of two new loans in Yen with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP Technomed Co. Ltd	80,000,000	August 2, 2026	1.98%	Monthly instalment

EDAP Technomed Co. Ltd	40,000,000	April 15, 2020	2.91%	Monthly instalment

As of December 31, 2018, long-term debt in Japan consists of a loan in Yen with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP Technomed Co. Ltd	80,000,000	November 30, 2025	1.98%	Monthly instalment

This long-term debt was fully reimbursed in August 2019.

As of December 31, 2019 and 2018, long-term debt in Germany consists of three loans in euro with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TMS GMBH	450,000	November 30, 2020	2.49%	Monthly instalment

This loan is pledged by an HIFU equipment with a purchase value of €450 thousand.

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TMS GMBH	136,500	December 31, 2022	2.25%	Monthly instalment

This loan is pledged by a UDS equipment with a purchase value of €136 thousand.

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TMS GMBH	400,000	April 30, 2023	2.40%	Monthly instalment

This loan is pledged by an HIFU equipment with a purchase value of €438 thousand.

As of December 31, 2018, long-term debt in Italy consists of a loan in euro for an initial amount of €242 thousand with an interest rate of Euribor 1 month + 4.5% which matured on June 6, 2019.

As of December 31, 2019 and 2018, long-term debt in France consists of one loan in Euro to finance the ERP project with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TMS FRANCE	700,000	October 16, 2021	0.40%	Quarterly instalment

EDAP TMS S.A. AND SUBSIDIARIES

As of December 31, 2019 and 2018, long-term debt in Malaysia consists of a loan in Ringgit with the following conditions:

	Initial Amount	Maturity	Fixed Interest rate	Frequency of principal payments
EDAP TECHNOMED SDN BHD	90,000	July 31, 2022	4.64%	Monthly instalment

15-2 Financial instruments carried at fair value:

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

As of December 31, 2018 and 2019, there were no more warrants outstanding.

Refer to Note 24 for more details on the fair value of Financial Instruments.

EDAP TMS S.A. AND SUBSIDIARIES

15-3 Long-term debt maturity:

Long-term debt carried at fair value at December 31, 2019 mature as follows:

2020	462
2021	384
2022	208
2023	122
2024 and thereafter	243
Total	1,420

16— OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2019	2018
Provision for retirement indemnities (Japan & France), less current portion	2,167	2,222
Provision for employee termination indemnities (Italy) less current portion	-	170
Provision for employee termination indemnities (Korea) less current portion	56	30
Provision for Asset Retirement Obligation (Japan) less current portion	117	118
Provision for warranty costs, less current portion	110	191
Conditional government advances, less current portion	1,071	1,039
Accrued interest less current portion	46	30
Total	3,567	3,800

Provision for asset retirement obligation in Japan is related to subsidiary’s offices and warehouses.

Pension, post-retirement and post-employment benefits for most of the Company’s employees are sponsored by European governments. In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2019 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires if he or she is still present at the Company at the date of retirement. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management’s best estimate based on the following assumptions as of year-end:

	Pension Benefits - France
	2019	2018
Discount rate	0.90%	1.60%
Salary increase	2.50%	2.50%
Retirement age	65	65
Average retirement remaining service period	24	24

	Pension Benefits - Japan
	2019	2018
Discount rate	0.60%	0.50%
Salary increase	2.50%	2.50%
Retirement age	60	60
Average retirement remaining service period	14	14

The discount rate retained is determined by reference to the high quality rates for AA- rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

EDAP TMS S.A. AND SUBSIDIARIES

In 2019, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	960	1,207
Current liabilities	10	22
Accumulated other comprehensive income (loss)	(67)	(136)
Total	903	1,093

In 2018, provision presentation according to ASC 715 in thousands of euros:

	France	Japan

Non-current liabilities	966	1,255
Current liabilities	10	55
Accumulated other comprehensive income (loss)	(161)	(416)
Total	815	895

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year for each of the three years ending December 31, 2019:

France	2019	2018	2017

Change in benefit obligations:
Benefit obligations at beginning of year	976	895	842
Service cost	68	67	66
Interest cost	16	14	13
Net loss or (gain)	2	-	-
Actuarial (gain) or loss	(93)
Amortization of net prior service cost	1	1	1
Benefits paid	-	-	(27)
Benefit obligations at end of year (1)	969	976	895
Unrecognized actuarial (gain) loss (2)	48	141	144
Unrecognized prior service cost (2)	18	20	22
Accrued pension cost	903	815	729

(1)	The accumulated benefit obligation was €693 thousand and €692 thousand at December 31, 2019 and 2018 respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognized as components of net periodic benefit costs in 2020 is €1 thousand.

Japan	2019	2018	2017

Change in benefit obligations:
Benefit obligations at beginning of year	1,311	1,182	1,162
Service cost	140	131	118
Interest cost	6	6	6
Amortization of net loss	27	26	24
Actuarial (gain) / loss	(294)	-	(12)
Benefits paid	(3)	(94)	(17)
Exchange rate impact	42	(60)	(99)
Benefit obligations at end of year(1)	1,230	1,311	1,182
Unrecognized actuarial (gain) loss (2)	136	416	412
Unrecognized prior service cost (2)	-	-	-
Accrued pension cost	1,093	895	770

(1)	The accumulated benefit obligation was €1,062 thousand and €960 thousand at December 31, 2019 and 2018, respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognized as components of net periodic benefit costs in 2020 is €1 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan

2020	10	22
2021	80	72
2022	-	109
2023	67	118
2024	-	163
2025-2029	265	529

17— SHAREHOLDERS’ EQUITY

17-1 Common stock

As of December 31, 2019, EDAP TMS S.A.’s common stock consisted of 29,433,994 issued shares fully paid and with a par value of €0.13 each. 29,141,566 of the shares were outstanding.

17-2 Pre-emptive subscription rights

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

17-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of €15,392 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

17-4 Treasury stock

As of December 31, 2019, all 292,428 shares held as treasury stock consisted of (i) 112,138 shares acquired between August and December 1998 and (ii) 180,290 shares acquired in June and July 2001 for a total of €718 thousand. All treasury stocks have been acquired to cover outstanding stock options (see Note 17-5).

17-5 Stock-option plans

As of December 31, 2019, the 292,428 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows: 42,000 shares which may be purchased at a price of €2.38 per share pursuant to the exercise of options that were granted on June 25, 2010, the balance of 250,428 may be allocated by the Board of Directors in the future, as per June 28, 2019 shareholders’ approval.

As of December 31, 2019, EDAP TMS S.A. sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group:

On June 24, 2010, the shareholders authorized the Board of Directors to grant up to 229,100 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Conforming to this stock option plan, on June 25, 2010, the Board of Directors granted 229,100 options to purchase existing Shares to certain employees of EDAP TMS. The exercise price was fixed at €2.38 per share. Options were to begin vesting one year after the date of grant and were fully vested as of June 25, 2014 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on June 25, 2020 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. There was no impact on 2017, 2018 and 2019 operating expenses, in accordance with ASC 718. Under this plan, 42,000 options are outstanding and exercisable at December 31, 2019.

EDAP TMS S.A. AND SUBSIDIARIES

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of January 18, 2017 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2013 the total fair value of the options granted under this plan was €660 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method). The impact on operating income, in accordance with ASC 718, was €2 thousand, €0 thousand and €0 thousand, in 2017, 2018 and 2019, respectively. Under this plan, 282,500 options are outstanding and exercisable at December 31, 2019.

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

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 155,000 options to subscribe Shares to certain employees of EDAP TMS on April 4, 2019. The exercise price was fixed at €3.90 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of April 4, 2023 (i.e., four years after the date of grant). Shares acquired pursuant to the options cannot be sold prior to four years from the date of grant. The options expire on April 4, 2029 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2019, the total fair value of the options granted on April 4, 2019 under this plan was €299 thousand. This non-cash financial charge will be recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

The impact on this February 18, 2016 Plan on operating income, in accordance with ASC 718, was €380 thousand, €289 thousand and €260 thousand in 2017, 2018 and 2019, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

Under this 2016 plan, 949,400 options are outstanding and 494,400 options are exercisable at December 31, 2019.

On June 28, 2019, the shareholders authorized the Board of Directors to grant up to a maximum of 358,528 options to purchase pre-existing Shares and to grant 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors. As of December 31, 2019, none of the options authorized under this Plan have been allocated.

Forfeited stock-options are recognized as they occur, in accordance with ASU 2016-09.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2019	2018	2017
Weighted-average expected life (years)	6.25	6.25	6.25
Expected volatility rates(1)	49.45%	52.6%	57.4%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	-0.08%	0.18%	0.02%
Weighted-average exercise price (€)	3.90	2.65	2.39
Weighted-average fair value of options granted during the year (€)	1.93	1.33	1.29

(1) Historical volatility calculated over 10 years.

As of December 31, 2019, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2019		2018		2017
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,347,600	2.61	1,207,600	2.61	1,427,438	2.94
Granted	155,000	3.90	165,000	2.65	260,000	2.39
Exercised	(143,700)	2.16	-	-	(60,000)	1.91
Forfeited	(85,000)	1.94	(25,000)	3.05	(134,750)	3.09
Expired	-	-	-	-	(285,088)	3.99
Outstanding on December 31,	1,273,900	2.78	1,347,600	2.61	1,207,600	2.61
Exercisable on December 31,	818,900	2.60	772,600	2.44	598,850	2.29
Share purchase options available for grant on December 31	250,428		250,428		250,428

EDAP TMS S.A. AND SUBSIDIARIES

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2019:

	Outstanding options				Fully vested options(1)
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Aggregate Intrinsic Value (2) (€)	Options	Weighted average exercise price (€)	Aggregate Intrinsic Value (2)

3.90	130,000	9.3	3.90	5,954	-	-	-
3.22	485,000	6.3	3.22	352,013	363,750	3.22	264,010
2.65	145,000	8.7	2.65	187,891	36,250	2.65	46,973
2.39	189,400	7.3	2.39	294,669	94,400	2.39	146,868
2.38	42,000	0.5	2.38	65,764	42,000	2.38	65,764
1.91	282,500	3.0	1.91	575,114	282,500	1.91	575,114
1.91 to 3.90	1,273,900	7.0	2.78	1,481,405	818,900	2.60	1,098,728

(1)	Fully vested options are all exercisable options
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $4.43 at December 31, 2019, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2019, and changes during the year ended December 31, 2019, is presented below:

	Options	Weighted average Grant-Date Fair Value (€)
Non-vested at January 1, 2019	575,000	1.47
Granted	155,000	1.93
Vested	(204,400)	1.52
Forfeited	(70,600)	1.58
Non-vested at December 31, 2019	455,000	1.58

As of December 31, 2019, there were €271 thousand of total unrecognized compensation expenses related to non-vested stock-options, over a period of 3.25 years.

EDAP TMS S.A. AND SUBSIDIARIES

17-6 Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) net of tax, for the years ended December 31, 2019, and 2018, are as follows:

	Year Ended December 31, 2019
	Foreign currency translation adjustments	Provision for retirement indemnities	Total
Beginning balance	(3,173)	(577)	(3,748)
Other comprehensive income (loss) before reclassifications	-	-	-
Reclassified from accumulated other comprehensive loss	-	-	-
Net current-period other comprehensive income (loss)	(61)	374	313
Ending balance	(3,234)	(203)	(3,436)

	Year Ended December 31, 2018
	Foreign currency translation adjustments	Provision for retirement indemnities	Total
Beginning balance	(3,027)	(577)	(3,604)
Other comprehensive income (loss) before reclassifications	-	-	-
Reclassified from accumulated other comprehensive loss	-	-	-
Net current-period other comprehensive income (loss)	(146)	-	(146)
Ending balance	(3,173)	(577)	(3,748)

As there is an allowance recorded against deferred tax assets, there is no net impact of tax.

18— TOTAL SALES

Amount of net sales derived from our operations in Asia, France, the United States. and other geographical areas, are as follows:

Primary geographical markets (€)	2019	2018	2017
Asia	17,939	14,119	13,461
France	11,350	11,577	10,573
United States	5,194	2,048	1,748
Others geographical areas	10,377	11,419	9,904
	44,859	39,163	35,686

The amount of net sales is recognized following the timing above:

Timing of revenue recognition	2019	2018	2017
Products transferred at a point in time	36,767	31,373	28,760
Products and services transferred over time	8,092	7,790	6,927
	44,859	39,163	35,686

EDAP TMS S.A. AND SUBSIDIARIES

19— OTHER REVENUES

Other revenues consist of the following:

	2019	2018	2017
Licenses and others	52	19	60
Total	52	19	60

In 2019, 2018 and 2017, other revenues mainly consist of sales of a license to Theraclion and training to customers.

20— COSTS OF SALES

Costs of sales consist of the following:

	2019	2018	2017
Direct costs of sales	(14,919)	(13,683)	(12,706)
Indirect costs of sales	(8,990)	(8,583)	(8,232)
Total costs of sales	(23,909)	(22,266)	(20,938)

21— RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2019	2018	2017
Gross research and development expenses	(4,727)	(4,863)	(4,539)
Research Tax Credit	762	685	504
Grants	236	90	154
Net Research and development expenses	(3,728)	(4,088)	(3,881)

In 2019 grants consisted mainly of national grants for the assessment and optimization of the focal treatments of prostate cancer (Perfuse development project).

In 2018 and 2017 grants mainly consisted of European, national and regional grants for the development of innovative imaging solutions for the focal treatment of liver cancer (HECAM Development project).

Research and development costs are expensed as incurred and include amortization of assets, costs of prototypes, salaries, benefits and other headcount related costs, contract and other outside service fees, and facilities and overhead costs.

22— FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2019	2018	2017
Interest income	20	19	18
Interest expense	(165)	(111)	(44)
Warrants exercised / forfeited	-	889	625
Changes in fair value of Financial Instrument (1)	-	-	2,044
Total	(146)	797	2,643

(1)	For more details on the fair value of Financial Instruments, please refer to Notes 14-2 and 25.

EDAP TMS S.A. AND SUBSIDIARIES

23— INCOME TAXES

23-1 Income / (Loss) before income taxes

Income / (loss) before income taxes is comprised of the following:	2019	2018	2017
France	1,803	1,687	1,003
Other countries	388	(1,667)	(1,296)
Total	2,191	20	(293)

23-2 Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following:	2019	2018	2017
Current income tax expense:
France	(237)	(163)	(161)
Other countries	(550)	(351)	(373)
Sub-total current income tax expense	(787)	(515)	(534)
Deferred income tax (expense) benefit:
France	(1)	2	(15)
Other countries	109	155	161
Sub-total deferred income tax (expense) benefit	108	157	146
Total	(679)	(358)	(388)

23-3 Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows by nature:

	December 31,
	2019	2018
Net operating loss carry forwards	13,642	13,675
Elimination of intercompany profit in inventory	269	187
Elimination of intercompany profit in fixed assets	349	343
Provisions for retirement indemnities	577	488
Capital leases treated as operating leases for tax	29	10
Other items	544	174
Total deferred tax assets	15,410	14,877
Total deferred tax liabilities	-	-
Net deferred tax assets	15,410	14,877
Valuation allowance for deferred tax assets	(14,977)	(14,553)
Deferred tax assets (liabilities), net of allowance	432	324

Net operating loss carryforwards available amounts to €57,701 thousand as of December 31, 2019, of which €31,359 thousand at EDAP TMS SA, €22,413 thousand at Edap Technomed Inc., €2,171 thousand at Edap Technomed Co Ltd Japan, €1,758 thousand at EDAP Technomed Italia S.R.L. These net operating losses generate deferred tax assets of €13,642 thousand as at December 31, 2019. Realization of these tax assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2019, €55,530 thousand out of these €57,701 thousand net operating loss carry-forwards have no expiration date but the amount of the net operating loss carry-forward, which can be used each year to offset taxable earnings, is limited in all jurisdictions. The remaining tax loss carry-forwards expire from years 2019 through 2029. In accordance with ASC 740, a valuation allowance is established if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

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

Starting from tax year 2019, the French corporate tax rates of taxable net income will gradually decrease from 28% to 25% in 2022.

23-4 Effective tax income (expense)

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax income (loss) is as follows:

	2019	2018	2017
Effective income / (loss) tax at French statutory tax rate	(614)	(6)	98
Income of foreign subsidiaries taxed at different tax rates	(51)	(124)	64
Effect of net operating loss carry-forwards and valuation allowances	189	(210)	(1,530)
Non-taxable debt fair value variation	-	235	1,026
Permanent differences	(251)	(392)	178
Effect of cancellation of intra-group positions	(54)	35	144
French business tax included in income tax (CVAE)	(159)	(161)	(161)
Other	263	265	(207)
Effective income (loss) tax	(679)	(358)	(388)

23-5 Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2019 the Company believes that there is no significant uncertainty in the Company’s tax positions.

The Company remains subject to examination by major tax jurisdictions.

Interest and penalties on income taxes are classified as a component of the provision for income taxes. There were no interest or penalties in 2019, 2018 and 2017.

24— EARNINGS (LOSS) PER SHARE

	December 31, 2019	December 31, 2018	December 31, 2017
Income (loss) available to common shareholders (in Euros)	1,512,056	(€338,382)	(€681,345)
Number of shares for the computation of basic EPS	29,016,118	28,997,866	28,961,928
Basic EPS (in Euros)	€0.05	(€0.01)	(€0.02)
Effect of dilutive securities	604,238	347,500	581,915
Number of shares for the computation of diluted EPS	29,615,466	28,997,866	28,961,928
Diluted EPS income / (loss) (in Euros)	€0.05	(€0.01)	(€0.02)

EDAP TMS S.A. AND SUBSIDIARIES

Diluted EPS income / (loss) available to common shareholders is computed including all dilutive securities that are in the money.

The effects of dilutive securities for the years ended December 31, 2018 and 2017 were excluded from the calculation of diluted earnings per share as a net loss was reported in these periods.

25— COMMITMENTS AND CONTINGENCIES

25-1 Commitments

The Company currently has commitments regarding its operating leases as described in Note 12-2.

25-2 Contingencies

The Company currently has contingencies relating to warranties provided to customers for products as described in Note 1-15 and Note 11.

26— FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

	ASC 820 Level	December 31, 2019	December 31, 2018
Assets:
Cash and cash equivalents	Level 1	20,886	19,464
Liabilities:
Short-term borrowings	Level 1	3,513	3,683
Long-Term Debt	Level 1	1,420	1,830
Investor Warrants	Level 3	-	-

The recorded amount of cash and cash equivalents and short-term borrowings are a reasonable estimate of their fair value due to the short-term maturities of these instruments.

The fair market value (Level 1 measurement) of the Company’s long-term debt is estimated using interest rate available to the Company in corresponding markets for debt with similar terms and maturities (see note 15-1 Long-term debt).

Concerning Investor and Placement Agent Warrants, the Company uses a Black-Scholes option pricing model. The fair value of the Warrants changed over time depending on the volatility and share price at balance sheet date (see note 15-2 - Financial instruments carried at fair value).

EDAP TMS S.A. AND SUBSIDIARIES

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs, for the period from December 31, 2016 to December 31, 2019:

All amounts in thousands Euros unless otherwise stated	Investor Warrants 2012	Investor Warrants 2013	Investor Warrants 2016	Total Financial instruments carried at fair value
As of December 31, 2016	640	1,118	2,162	3,921
Warrants forfeited (see note 21)(1)	(489)	-	-	(489)
Warrants exercises (see note 21) (1)	(136)	-	-	(136)
FV adjustments (see note 21) (1)	-	(656)	(1,388)	(2,044)
USD/EUR exchange impact(2)	(16)	(135)	(262)	(412)
As of December 31, 2017	-	328	512	840
FV adjustments (see note 21) (1)	-	(345)	(544)	(889)
USD/EUR exchange impact(2)	-	17	32	49
As of December 31, 2018	-	-	-	-
As of December 31, 2019	-	-	-	-

(1) Reported in the Consolidated Statement of Income in line “Financial (expenses) income net”

(2)Reported in the Consolidated Statement of Income in line “Foreign currency exchange gain (loss), net”

Please refer to “Note 15 – Long term debt and financial instruments carried out at fair value” for additional details.

27— CONCENTRATION OF CREDIT RISK

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

The Company has implemented procedures to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €1.5 million and €1.4 million, for the years ended December 31, 2019 and 2018, respectively.

Actual losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2019, 2018 and 2017, the Company did not generate more than 10% revenue with a single customer.

28— FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than the euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2019, there were no outstanding hedging instruments.

EDAP TMS S.A. AND SUBSIDIARIES

29— SEGMENT INFORMATION

The Company currently has two reporting segments: the High Intensity Focused Ultrasound division and the Urological Devices and Services division. The following tables set forth the key Statement of Income figures, by segment for fiscal years 2019, 2018 and 2017 and the key balance sheet figures, by segment, for fiscal years 2019, 2018 and 2017.

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

Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2019	2018	2017
Segment operating income (loss)	2,201	(1,315)	(2,027)
Financial income (expense), net	(146)	797	2,643
Foreign Currency exchange (losses) gains, net	136	538	(909)
Income tax (expense) credit	(679)	(358)	(388)
Consolidated net profit (loss)	1,512	(338)	(681)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2019, 2018 and 2017:

	HIFU Division	UDS Division	Reconciling items(1)	Total consolidated
2019
Sales of goods	8,311	21,800	-	30,111
Sales of RPPs & leases	4,162	1,585	-	5,747
Sales of spare parts and services	1,618	7,383	-	9,001
Total sales	14,092	30,768	-	44,859
External other revenues	52	-	-	52
Total revenues	14,144	30,768		44,912
Total COS	(6,152)	(17,757)	-	(23,909)
Gross profit	7,991	13,011	-	21,002
R&D expenses	(1,962)	(1,766)	-	(3,728)
Selling and marketing expenses	(4,402)	(6,448)	-	(10,850)
G&A expenses	(1,168)	(1,758)	(1,297)	(4,224)
Total expenses	(7,533)	(9,972)	(1,297)	(18,802)
Operating income (loss) from operations	459	3,039	(1,297)	2,201
Total Assets	16,665	32,392	4,012	53,068
Capital expenditures	915	617	-	1,532
Long-lived assets	4,096	6,875	-	10,971
Goodwill	645	1,767	-	2,412

EDAP TMS S.A. AND SUBSIDIARIES

	HIFU Division	UDS Division	Reconciling Items(1)	Total consolidated
2018
Sales of goods	5,494	19,576	-	25,070
Sales of RPPs & leases	3,750	1,336	-	5,086
Sales of spare parts and services	1,780	7,227	-	9,007
Total sales	11,025	28,139	-	39,163
External other revenues	19	-	-	19
Total revenues	11,044	28,139		39,183
Total COS	(5,312)	(16,954)	-	(22,266)
Gross profit	5,732	11,185	-	16,917
R&D expenses	(2,394)	(1,694)	-	(4,088)
Selling and marketing expenses	(4,628)	(5,923)	-	(10,551)
G&A expenses	(1,036)	(1,311)	(1,246)	(3,593)
Total expenses	(8,057)	(8,928)	(1,246)	(18,232)
Operating income (loss) from operations	(2,325)	2,257	(1,246)	(1,315)
Total Assets	13,648	29,849	5,243	48,740
Capital expenditures	1,154	775	-	1,928
Long-lived assets	2,855	5,158	-	8,013
Goodwill	645	1,767	-	2,412

	HIFU Division	UDS Division	Reconciling items(1)	Total consolidated
2017
Sales of goods	4,232	18,348	-	22,580
Sales of RPPs & leases	3,800	1,295	-	5,095
Sales of spare parts and services	1,445	6,566	-	8,011
Total sales	9,477	26,209	-	35,686
External other revenues	36	24	-	60
Total revenues	9,513	26,233		35,746
Total COS	(4,732)	(16,207)	-	(20,938)
Gross profit	4,782	10,026	-	14,808
R&D expenses	(2,469)	(1,413)	-	(3,881)
Selling and marketing expenses	(4,004)	(5,521)	-	(9,526)
G&A expenses	(1,009)	(1,057)	(1,362)	(3,428)
Total expenses	(7,482)	(7,991)	(1,362)	(16,835)
Operating income (loss) from operations	(2,701)	2,035	(1,362)	(2,027)
Total Assets	11,333	27,803	7,761	46,897
Capital expenditures	1,190	928	-	2,118
Long-lived assets	2,804	4,278	-	7,082
Goodwill	645	1,767	-	2,412

(1)	For year 2017, these data were reported under “EDAP TMS (Corporate)”

EDAP TMS S.A. AND SUBSIDIARIES

30— VALUATION ACCOUNTS

	Allowance for deferred tax assets	Allowance for doubtful accounts	Slow-moving inventory	Warranty reserve
Balance as of December 31, 2016	19,450	960	803	548
Charges to costs and expenses	1,536	69	239	316
Deductions: write-off and others	(6,720)	-	(319)	(415)
Balance as of December 31, 2017	14,266	1,029	723	449
Charges to costs and expenses	515	365	355	433
Deductions: write-off and others	(228)	10	(104)	(334)
Balance as of December 31, 2018	14,553	1,404	974	548
Charges to costs and expenses	859	94	333	131
Deductions: write-off and others	(435)	(9)	(223)	(308)
Balance as of December 31, 2019	14,977	1,490	1,085	370

31— SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2019	2018	2017
Income taxes paid (refunds received)	289	407	585
Interest paid	87	49	41
Interest received	17	12	7

Non-cash transactions:	2019	2018	2017
Financing lease obligations incurred	203	427	484
Operating lease obligations incurred	3,483	-	-

Cash paid for amounts included in the measurement of lease liabilities:

2019
Operating cash flow from operating leases	828
Operating cash flow from finance leases	29
Financing cash flow from finance leases	396

32— RELATED PARTY TRANSACTIONS

In 2019, EDAP Technomed Co. Ltd. (Japan) contracted a loan amounting 80,000,000 JPY. As a current practice in Japan, this loan required a personal warranty from the representative director, president and CEO of the subsidiary Mr. Jean-François Bachelard. EDAP TMS S.A., as the mother company, counter-warranted this personal loan and agreed to indemnify Mr. Bachelard in an indemnification letter dated September 12, 2019.

In 2019, EDAP Technomed Sdn Bdh (Malaysia) contracted with Maybank to establish a fixed deposit amounting 65,464.85 MYR. As a current practice in Malaysia, any fixed deposit requires a personal warranty from the representative director, president and CEO of the subsidiary Mr. Hervé de Soultrait. EDAP TMS S.A., as the mother company, counter-warranted this deposit and agreed to indemnify Mr. de Soultrait in an indemnification letter dated September 13, 2019.

In 2019, EDAP Technomed Inc. contracted a car lease amounting 28,756.44 USD. This lease required a personal warranty from the president of the subsidiary Mr. Marc Oczachowski. EDAP TMS S.A., as the mother company, counter-warranted this personal lease warranty and agreed to indemnify Mr. Marc Oczachowski in an indemnification letter dated July 1, 2019.

EDAP TMS S.A. AND SUBSIDIARIES

33— SUBSEQUENT EVENTS

On February 27, 2020, we decided to liquidate our Italian wholly-owned subsidiary EDAP Technomed Srl as the subsidiary continued to record financial losses. Liquidation process is currently being rolled out. Sales, distribution and service activities will be pursued through a dedicated distributor.

On March 25, 2020, the Board of Directors accepted the resignation of Mr. Philippe Chauveau as Chairman of the Board and, upon the recommendation of the Company’s Nomination Committee, the Board decided to combine the roles of Chairman of the Board and Chief Executive Officer and elected Mr. Marc Oczachowski as the new Chairman of the Board of Directors.

The novel COVID-19 virus which has profoundly impacted the whole worldwide economy in early 2020 represents a new challenge for us all. We are currently closely monitoring the situation and have implemented numerous precautions and protective measures to safeguard our employees and to ensure an uninterrupted supply of our devices and disposables, including requiring the majority of our employees to work remotely, maintaining minimum supply chain activity and curtailing all business travel. Further, from April 1, 2020, our facility in Lyon, France has been closed with only minimal staff to expedite shipments of disposals at planned intervals. In the near term, we expect this situation to continue to cause decreased activity in our recurring business activity with some cancellations of ESWL and HIFU treatments. We also anticipate that device sales projects may be postponed on a near-term basis as hospital purchase and investment decisions are put on hold. However, our sales cycles are long and we have in inventory several devices and accessories that are ready to be shipped when order activity resumes.

