Form 20-F
period 2021-12-31
EDAP TMS SA
filed 2022-04-08
CIK 1041934

As filed with the Securities and Exchange Commission on April 8, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934,

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2021

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

 Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 33,466,136 Ordinary Shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. _X__

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

The following are registered trademarks of the Company in the United States: EDAP®, Ablatherm®, Ablasonic®, Ablapak® and Focal.One®. This annual report also makes references to trade names and trademarks of companies other than the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ “should,” ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	risks associated with the current uncertain worldwide economic, political and financial environment, geopolitical instability, climate change impact, and in particular with respect to the COVID-19 pandemic and its related impact on our business operations;
-	the success of our High Intensity Focused Ultrasound (“HIFU”) technology;
-	the uncertainty of market acceptance for our HIFU devices;
-	the clinical and regulatory status of our devices in various geographical territories;
-	the uncertainty in the regulatory agencies review and approval process for any of our devices and changes in their recommendations and guidance;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	effects of intense competition in the markets in which we operate;
-	the uncertainty of reimbursement status of procedures performed with our products and their level of reimbursement;
-	the market potential for our HIFU devices;
-	dependence on our strategic suppliers and distribution partners;
-	difficulties to attract and recruit high-level experts in software, design, and development of high technology devices such as our HIFU products
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	cybersecurity risks and incidents,
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices;
-	risks relating to ownership of our securities; and
-	risks relating to securities litigations involving class actions.

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

Epidemic, contagious and even pandemic diseases, such as the current COVID-19 virus, is expected to impact the development of our business worldwide. Since the occurrence in 2020 of the COVID-19 virus which represented a new challenge to us, we have taken steps to require when necessary, during 2021, the majority of our employees to work remotely, maintain minimum supply chain and development activity and curtail most business travels. We adapted these measures as the COVID-19 situation evolved. Some measures such as remote work implemented for one to two days a week for some of our employees and limitation of travels are still in place as of the date of filing. During 2020, upon the outbreak of the pandemic, we also (i) implemented partial unemployment, (ii) temporarily closed certain sites and (iii) used certain mechanisms to limit the impact on cash flow (such as deferral of social security or tax payments, deferral of lease payments). The pandemic has resulted in further postponement and/or cancelation of the sale and installation of new devices and disposables in hospitals or clinics as investment decisions have been put on hold or their resources are refocused on COVID-19. These occurrences could also prevent us from servicing our installed base of devices and we have experienced cancellations of treatments in certain circumstances, which had some impact on our recurring business. We may continue to experience further postponements, cancellation of sales or significant reduction in the demand for our products, as hospitals and clinics are diverting their priorities towards handling the COVID-19 crisis. In addition, the pandemic could also result in the postponement of clinical trials using our devices and may continue to impact the performance of clinical trials and recruitment of patients. Such outbreak of a contagious disease has also negatively affected non-COVID-19 related hospital admission rates and disrupted our global business, and it may continue to negatively impact our activities, including our ability to manufacture and distribute our devices, for example due to potential quarantine measures. Although we are constantly monitoring the impact across our businesses of the coronavirus pandemic, which  already disrupted our activities in 2020 and in 2021, the severity of the operational and financial impact will depend on how long and widespread the disruption lasts. Furthermore, worldwide economies and capital markets have been negatively impacted by the COVID-19 pandemic, and the impact may cause an extended local and/or global economic recession. Such economic disruption could have a material adverse effect on our business as clinics and hospitals curtail and reduce capital and overall expenditures. We also have experienced difficulties in obtaining some materials or components used in our devices, including electronic parts, computers, plastics and mechanical parts due to supply shortage directly linked to logistics challenges, Asian manufacturing plants capacity constraints, and disrupted shipping routes impacted by port closures. To date, these challenges have not materially impacted our ability to deliver devices and services to our customers, but future disruptions may do so. Finally, we cannot predict the impact that COVID-19 will have on our customers, suppliers and other business partners, and the financial conditions of these actors; however, any material effect on these parties could adversely impact us. The impact of COVID-19 may also exacerbate other risks discussed in this section, any of which could have a material effect on us and may materially adversely affect the Company’s financial condition, liquidity, or results of operations is uncertain. We believe that the recently emerged variants of the COVID-19 have not modified the risks as described above.

We have a history of operating losses and although we achieved profitability in 2019 and 2020, it is uncertain whether we can maintain profitability in the future.

Although we achieved operational profitability in 2019 and 2020, we incurred operating losses in 2021 and in every fiscal year prior to 2015, since 1998. We expect that our marketing, selling and research and development expenses will increase as we attempt to further develop and commercialize our High Intensity Focused Ultrasound (“HIFU”)  devices and particularly with the implementation of our U.S. HIFU expansion plan. In this respect, we may not, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. We cannot guarantee that we will realize sufficient revenue to sustain profitability in the future. See Item 5, ‘‘Operating and Financial Review and Prospects.’’

Our future revenue growth and income depend, among other things, on the success of our HIFU technology and our capacity to scale up to meet demand.

We depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU but not limited to the Focal One, to generate significant additional revenues, achieve, and sustain profitability in the future. Our focus is currently to expand our HIFU business in the U.S. as HIFU is now FDA approved and reimbursed. Should HIFU adoption be successful and our HIFU business grow dramatically, we may have some difficulties to scale up and adapt our U.S. structure to our growth. Inability to adequately staff and structure our U.S. business to respond to such growth may impact our business and stock price, with a negative adverse effect on our results of operations and reputation.  In addition, we may not be able to develop sufficient internal controls for this fast growing busines, which may in the future lead to a material weakness which would adversely affect the effectiveness of our internal control over financial reporting that is required under Section 404 of the Sarbanes-Oxley. Although we are particularly dependent on the success of our HIFU technology to grow our business through our   HIFU division, other revenues, generated by our Extracorporeal ShockWave Lithotripsy (“ESWL”) division and our Distribution (“Distribution”) division directly linked to the distribution of other complementary products on behalf of third party medical companies, continue to increase significantly and contribute to our revenue growth. While we regularly evaluate any new product opportunities and anticipate potential distribution terminations, we have no assurance that our existingdistribution agreements will be renewed. While we believe that our Distribution division can successfully pursue the marketing of its worldwide distribution platform, any termination of distribution commitments from such medical third parties could have a material adverse effect on our business, financial condition or results of operations. See Item 4, “Information on the Company—Distribution Division—Distribution Division Sales and Distribution of Products.”

We utilize distributors for our sales abroad, which subjects us to a number of risks that could harm our business.

We have developed strategic relationships with a number of distributors for sales and service of our devices in certain foreign countries where we are not directly represented by a subsidiary. If these relationships are terminated and not replaced, our revenues and/or ability to market or service our devices in the related territories could be adversely affected. Our distributors’ actions may affect our ability to effectively market our devices in certain foreign countries if, for example, a distributor holds the regulatory authorizations in such countries and causes, by action or inaction, the suspension of such regulatory authorizations or sanctions for non-compliance. It may be difficult, expensive, and time consuming for us to re-establish reputation, market access or regulatory compliance in such case. Moreover, our distributors must be in compliance with anti-corruption laws and applicable sanctions, such as the U.S. Foreign Corrupt Practices Act, sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, Her Majesty’s Treasury, or other governmental or supranational entities, and other local laws prohibiting corrupt payments to governmental officials or to customers and we may not be able to trace or be kept informed of such corruption. In addition, we may be named as a defendant in lawsuits against our distributors related to sales or service of our devices performed by these distributors. See our risk factor below: “We face a significant risk of exposure to product liability claims in the event that the use of our products results in personal injury or death.”

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

The regulatory agencies may not act favorably or quickly in their review of our submissions, or we may encounter significant difficulties in our efforts to obtain their clearance or approval, or to maintain our existing approvals, all of which could delay or preclude the sale of new or existing products in the related territories. In the European Union, the regulation of medical devices is being updated by the European Medical Device Regulation (“MDR”) effective as of May 26, 2021, following the expiration of the four-year transition period, imposing stricter requirements on the conformity assessment and the commercialization of our products. An MDR compliance action plan is currently being performed in preparation of MDR enforcement within the expected timelines. We are implementing regulatory actions to ensure our devices may be distributed on the European and international market to conform to MDR, if applicable.

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

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers for procedures performed with our products. In the United States, we are dependent upon favorable coverage and benefit decisions by Centers for Medicare and Medicaid Services (CMS) for Medicare reimbursement, state Medicaid agencies, individual managed care organizations, private insurers and other payers. With the support of the American Urological Association, and the American Association of Clinical Urologists, the American Medical Association (AMA) established a new Category 1 CPT code for the ablation of malignant prostate tissue with HIFU technology, effective January 1, 2021. In late 2021, CMS published its final rules for the calendar year 2022 for ambulatory payment classification (APC) procedures and physician fee schedule established reimbursement rates that recognize both facility or hospital payment and physician professional service payments for HIFU procedures. For private insurers, policy coverage decisions supporting coverage and reimbursement related to HIFU procedures are limited given that HIFU is a new technology. To further support and raise awareness as to the use of HIFU as an alternative to more traditional treatments, we engaged Medical Technology Partners (MTP) and Argenta Advisors, two leading reimbursement consultancies, to assist in navigating reimbursement analysis and strategies, including technology feasibility and assessment needs, payor advisory panels, outcome studies and understanding manufacturer billing education resources. With expanded third party coverage decisions, our Focal One HIFU procedure will have broader market access in the United States. However, public or private payors may decide to limit coverage or reimbursement of HIFU technologies that are available to individuals, including potentially modifying existing guidance to further limit available coverage. Changes to coverage decisions, which may be revised from time to time, could negatively impact reimbursement for procedures performed using our devices and may result in a material adverse effect on our business, financial conditions and results of operations. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities and we cannot guarantee that a definitive reimbursement will be granted. See Item 4, ‘‘Information on the Company——HIFU Division—HIFU Reimbursement Status.”

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

Most of our manufacturing currently takes place in a single facility located in Vaulx-en-Velin, on the outskirts of Lyon, France. In the event of a significant interruption in the operations of our sole facility for any reason, such as fire, flood or other natural disaster or pandemic diseases such the COVID-19 virus necessitating quarantine implementation or a failure to obtain or maintain required regulatory approvals, we would have no other means of manufacturing our products until we were able to restore the manufacturing capabilities at our facility or develop alternative facilities, which could take considerable time and resources and have a material adverse effect on our business, financial condition and results of operations. From mid-March 2020 through 2021, we have taken the previously announced steps of requiring, whenever necessary, the majority of our employees to work remotely, maintaining minimum supply chain activity and curtailing most business travel. Should the COVID-19 situation persist, or if we are unable to manufacture a sufficient or consistent supply of our products or products we are developing, or if we cannot do so efficiently, our revenue, business and financial prospects would be adversely affected.

For certain components or services, we depend on a single supplier who, due to events beyond our control may fail to deliver sufficient supplies to us or increase the cost of items supplied, which would interrupt our production processes or negatively impact our results of operations.

We purchase the majority of the components used in our products from a number of suppliers, but rely on a single supplier for some key components. In addition, we rely on single suppliers for certain services. If the supply of these components or services were interrupted for any reason, including geographical tensions or instability, COVID-19 pandemic and implied restrictions, our manufacturing and marketing of the affected products would be delayed. Certain of these key suppliers may be exposed to variations in the costs of raw materials and components included in our products and, consequently, may suffer issues or delays in sourcing these components which would harm their business and operations. These delays could be extensive, especially in situations where a component substitution would require regulatory approval. In addition, such suppliers could decide unilaterally to increase the price of supplied items and therefore cause additional charges for the Company. We expect to continue to depend upon our suppliers for the foreseeable future. Failure to obtain adequate supplies of components or services in a timely manner and at the agreed price could have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, the outcome of such claims may be highly uncertain. The medical device industry has been characterized by extensive patents and other intellectual property rights litigation. We may receive letters from third parties drawing our attention to their patent rights, or patent grant contestations may be filed. Third parties also may challenge our patents before administrative bodies in the United States or abroad. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or provide any competitive advantage. For example, a patent granted to us by the European Patent Office (“EPO”), covering Visiotrack technology for lithotripsy products (patent EP 2340781), was challenged by Storz Medical. The opposition was initially rejected by the EPO and Storz Medical filed an appeal, which was definitively rejected by the EPO on September 16, 2021. The outcome of future such challenges is unpredictable, and the loss of patent protection could have a material adverse impact on our business, financial condition and result of operations.

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

Certain of our patents may also expire and fall into the public domain, as has already occurred with certain patents in the HIFU division’s patent portfolio. See Item 4, “Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property.”. We also rely on trade secrets and proprietary know-how, which we seek to protect through non-disclosure agreements with employees, consultants and other parties. It is possible, however, that those non-disclosure agreements will be breached, that we will not have adequate remedies for any such breach, or that our trade secrets will become known to, or independently developed by, competitors. Litigation may be necessary to protect trade secrets or know-how owned by us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2021, 70% of our total costs of sales and operating expenses were denominated in euro, while 48% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2021, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

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

In the past, we identified material weaknesses in our internal control over financial reporting. We cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

                Although no material weaknesses were identified in connection with the assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020 or 2021, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify in the future, any failure to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any failure to maintain adequate internal controls over financial reporting and provide accurate financial statements may subject us to litigation, render future financings more difficult or expensive, and could cause the trading price of our common stock to decrease substantially. Inferior controls and procedures could cause investors to lose confidence in our reported financial information, which may give rise to a class action and have a negative effect on the trading price of our common stock. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we have identified or may identify in the future, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2022.

Risks Relating to Ownership of Securities

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price, causing you to lose some or all of your investment.

Our ADSs are currently traded on The NASDAQ Global Market. The average daily trading volume of our ADSs in 2021 was 217,003, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2021 and December 31, 2020, was $10.68 and $5.00, and $5.28 and $1.46, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2020 was 126,839  as opposed to 6,943 for the same period of 2021. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors, including changes in our business, operations and prospects, and factors beyond our control, including regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, general market and economic conditions and results of operations being below analysts’ or investors’ expectations. Any downward pressure on the price of ADSs caused by the sale of ADS’s could also encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller hopes that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to the lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. Such sales could place downward pressure on the price of our ADSs by increasing the number of ADSs being sold, which could further contribute to any decline in the market price of our ADSs.

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

General Risks Factors

Our results of operations and financial condition could be adversely affected by the adverse economic, geopolitical and financial environment, the impact of climate change, and in particular with respect to the COVID-19 pandemic and its related impact on our business operations

As of the date of filing of this report, the global economy remains impacted by geopolitical tensions and instability and particularly the situation in Ukraine. The current economic and financial environment and the outbreak of the COVID-19 pandemic has significantly impacted the global, worldwide economies and has affected the level of public and private spending in the healthcare sector generally. A cautious or negative outlook or a COVID-19 crisis which lasts may cause our customers to further delay or cancel investment in medical equipment, which would adversely affect our revenues. See “-- Worldwide contagious, epidemic diseases may impact our international activities and could have a material adverse effect on our business, results of operations and financial condition.”

Moreover, uncertain global climate change may result in certain types of more intense and more frequent natural disasters including, but not limited to hurricanes, wildfires or flooding. Such extreme disasters could imply risks to our facilities and disrupt our supply chain and may may cause us to incur additional operational costs. Such intense events may also trigger internet security threats or damage to global communication networks that would harm our global operations and our customers’operations. Climate change may also result in new regulatory or legal obligations to address the effects of climate change on the environment. Such new obligations could imply increased compliance costs to meet the regulatory or legal requirements and may adversely affect sourcing, manufacturing operations, and the distribution of our products. Such natural disasters could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

We may also be unable to meet the ever more demanding criteria used by rating agencies in their environmental, social and governance (ESG) assessments process, leading to a downgrading in our rating. Financial investments in companies which perform well in ESG assessments are increasingly popular, and major institutional investors have made known their interest in investing in such companies. Depending on ESG assessments and on the rapidly changing views on acceptable levels of action across a range of ESG topics from investors, we may be unable to meet society’s or investors’ expectations on these matters, which may cause reputational harm, or disappoint the expectations of our stakeholders, and we may face increased compliance or other costs and demand for securities issued by us and our ability to participate in the debt and equity markets may decrease.

We may issue additional securities that may be dilutive to our existing shareholders, in view of funding our new developments and accelerating our business expansion.

On June 30, 2021, our shareholders renewed and extended resolutions allowing the Board of Directors to issue new shares in an aggregate maximum amount of 10 million shares in order to meet any fundraising opportunities that may be necessary to finance the Company’s further developments and to address potential strategic moves while strengthening our long-term growth.  On June 30, 2021, our shareholders also adopted resolutions allowing the Board of Directors to issue two million new shares under the form of subscription options and 200,000 free shares to motivate and reward the teams dedicated to successfully implementing our worldwide activities, particularly in the United States.  Based on the June 30, 2021 resolutions, 100,000 subscription options and 61,500 free shares were granted, under certain conditions, to members of management and U.S. employees. Also in 2021, based on an outstanding June 28, 2019 shareholders authorization, one million subscription options were granted together with 292,428 purchase options (which underlying shares were already held as treasury stocks and will not trigger any dilution upon exercise) to the U.S. and worldwide teams in charge of rolling out the Company’s expansion plans.

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

In the conduct of our business, we collect, use, transmit and store data on information technology systems. This data includes confidential information belonging to us, our customers and other business partners, as well as personally identifiable information of individuals. We also store data related to our clinical trials on our information technology systems. We also rely in part on the reliability of certain tested third parties’ cybersecurity measures, including firewalls, virus solutions and backup solutions. Cybersecurity incidents, such as breaches of data security, disruptions of information technology systems and cyber threats, may result in business disruption, the misappropriation, corruption or loss of confidential information and critical data (ours or that of third parties), reputational damage, litigation with third parties, diminution in the value of our investment in research and development, data privacy issues and increased cybersecurity protection and remediation costs. Like many companies, we may experience certain of these incidents given that the external cyber-attack threat continues to grow in part due to a perceived increased vulnerability associated with current remote working conditions. In late 2020, we received fraudulent invoices, purportedly from our suppliers, submitted to us using fraudulent email addresses and made payments in connection with two such fraudulent invoices. While we have protocols in place to protect against such fraudulent transfers, we may fail to identify fraudulent payment requests that we may receive in the future and may inadvertently provide payment in connection with such requests, which may have a material adverse effect on our business, financial condition or results of operations.

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

In April 2021, we completed a successful offering of common stock in the form of ADSs that raised gross proceeds of $28,012,500 or €23,250,747. We intend to use the vast majority this funding to further build up our U.S. clinical, sales and marketing infrastructure.

In June 2021, soon after completing our capital increase and in line with our strategy to expand our HIFU activities particularly in the U.S., we hired medical technology industry veteran Ryan Rhodes as Chief Executive Officer of EDAP Technomed Inc., the Company’s U.S. subsidiary.

Additional information regarding the principal capital expenditures and divestitures can be found in Item 5, ‘‘Operating and Financial Review and Prospects—Operating Results—Overview’’.

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

Our activity is organized in three divisions: HIFU, ESWL (including lithotripsy activities) and Distribution. Through these three divisions, we develop, produce, market and distribute minimally invasive medical devices, and mainly for urological diseases. The HIFU division includes sales of Focal One, Ablatherm and related consumables and services, the ESWL division includes revenues generated by the existing installed base of Sonolith range of lithotripters and, the Distribution division includes the sale of complementary products such as lasers, micro-ultrasound systems and other products from third parties.

Our global strategy is to expand our HIFU activities in the U.S. and accelerate HIFU adoption through our HIFU division. We are also focusing our efforts on the development of HIFU in other medical conditions beyond prostate cancer. We are leveraging our Distribution and ESWL divisions to help optimizing our global development while rolling out our HIFU strategy.

We believe that these three divisions will help to better support the expansion of our HIFU development and sales activities as well as to maximize the potential of our Distribution activities.

Our three divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €9.9 million, €11.4 million and €14.1 million for 2021, 2020 and 2019, respectively. Those sales are generated in Europe, the United States and the rest of the world, excluding certain countries in Asia, such as Japan, where our HIFU devices are not approved yet. Total net sales for the ESWL division were €11.0 million (including €5.4 million in Asia and €5.6 million in Europe and the rest of the world), €12.9 million (including €6.7 million in Asia and €6.2 million in Europe and the rest of the world),) and €14.1 million (including €7.1 million in Asia and €7.0 million in Europe and the rest of the world), each for 2021, 2020 and 2019, respectively. Total net sales for the Distribution division were €23.1 million (including €10.2 million in Asia and €13.0 million in Europe and the rest of the world), €17.3 million (including €9.0 million in Asia and €8.3 million in Europe and the rest of the world), and €16.6 million (including €10.3 million in Asia and €6.3 million in Europe and the rest of the world), each for 2021, 2020 and 2019, respectively.

See Note 29 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of robotic medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is cyclical and generally linked to lengthy hospital decision and investment processes. Hence, our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €9.9 million to our consolidated net sales during the fiscal year ended December 31, 2021.

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

In addition, the HIFU division also generates revenues from net sales of maintenance services associated to our installed HIFU devices. As of December 31, 2021, the HIFU division had an active installed base of 69 Focal One machines including 20 in the U.S.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

●	Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the urology market, our HIFU division is striving to become the leading provider of our minimally invasive HIFU treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness about prostate cancer. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments that destroy the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. In addition, within the context of COVID-19 pandemic, as elective procedures are being put on hold, HIFU brings a safer, outpatient and minimally invasive solution to prostate cancer patients. The HIFU division intends to achieve this through a direct sales network in key European countries and the United States and through selected distributors in other European countries and in Asia. Our strategy is also to accelerate HIFU adoption in the U.S. now that the technology has a CPT Code and an established payment level. We need to work building coverage and market acceptance in order to offer this minimally invasive option to U.S. prostate cancer patients at a broader level. Speed of execution could depend on the amount of resources invested in this strategy. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication and training program.

●	Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology in the treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is exploring various other applications such as rectal endometriosis, liver and pancreatic cancers, where HIFU could provide an alternative to current therapies. In 2021, the HIFU division increased gross expenses by 19.0% compared to 2020 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering increasing levels of R&D spending in 2022 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

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

HIFU Division Patents and Intellectual Property

As of December 31, 2021, the HIFU division’s patent portfolio contained 27 granted owned or co-owned patents consisting of five granted patents in the United States, nine patents in the European Union, six granted patents in Japan and seven patents in China. These patents belong to nine groups of patents covering technologies related to therapeutic ultrasound principles, systems and associated software.

Additional owned or co-owned patent applications covering certain other aspects of our HIFU technology, including four patent applications in the United States, six patent applications in the European Union,  four patent applications in Japan and three patent applications in China, are currently pending before the relevant patent offices. During 2021, two new patent applications were filed, covering two new HIFU treatment monitoring innovations, one based on real-time simulations and the other on real-time Doppler measurements. Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which collaboration gives rise in some cases to the filing of patent applications, followed by the grant of co-owned patents. We have entered into license agreements with INSERM related to certain patents co-owned with INSERM whereby we commit to pay an amount of royalties to INSERM based on a fixed rate of the net revenues generated from the sales of HIFU devices using co-owned patents. Under these agreements, which last for the life of each co-owned patent, we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights. We have an option to obtain an exclusive license from INSERM relating to other patents co-owned with INSERM.

In July 2004, we licensed our HIFU technology for the specific treatment of the ‘‘cervicofacial’’ lesions, including the thyroid, to Theraclion, a French company created by our former director of research and development. On January 10, 2011, we extended the above license by granting Theraclion exclusivity for the treatment of benign breast tumors and by granting a non-exclusive worldwide license for the treatment of malignant breast tumors. This license agreement provides for the payment of certain royalties calculated on the basis of Theraclion’s sales of devices. We determined that we could not invest in these specific applications at that time and this license agreement therefore allowed Theraclion to pursue the development of HIFU for these applications. As of December 2021, Theraclion no longer used the patents under the license agreement and therefore the license agreement is no longer effective. We own no interest in Theraclion.

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

Clinical and Regulatory Status in the Rest of the World

The Ablatherm is cleared for distribution in Canada, Ecuador, Russia and Taiwan.

The Focal One device is cleared for distribution in Saudi Arabia, Argentina, Brazil, Canada, South Korea, Singapore, United Arab Emirates, Ecuador, Israel, Malaysia, Mexico, U.K, Russia, Switzerland and Uruguay.

See Item 3, “Risk Factors—We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time.”

HIFU Clinical Developments

HIFU in Prostate Cancer

The clinical study initiated in 2015 within the scope of “Forfait Innovation” (the “HIFI” study) and piloted by the French Association of Urology (“AFU”) aimed at evaluating the reimbursement of HIFU in France. The patients’ inclusion period closed on September 30, 2019. Patients included in the HIFI study will be followed for 30 months ahead of data analysis and results publication. During that follow-up period, we will be able to pursue patient treatments using HIFU under the specific Forfait Innovation coverage process, but these patients will not be followed as part of HIFI Study. In September 2021, the Study Coordinator presented 24th month interim results at the AUA annual congress and in November 2021, the 30th month interim results have been presented in AFU congress. The results of these interim analyses (non-consolidated results) show a significantly better 30-month recurrence-free survival (i.e., the rate of salvage treatment by external beam radiotherapy and/or hormone therapy) for the patients treated with HIFU compared to the patients undergoing surgery (p<0.001). Additionally, urinary continence was better and erectile function was significantly less impacted for the patients undergoing HIFU compared to those in the RP arm. Patients are still under follow-up until March 2022. The final results of this study are expected in December 2022.

In July 2017, we, together with our academic, scientific and clinical partners, initiated a collaborative project (the “PERFUSE” project) under the “French National Investment Program for the Future”. The overall objective of the PERFUSE project is two-fold: (i) to set-up several clinical studies to assess focal therapy using the Focal One device in view of a better understanding of focal therapy in prostate cancer management and, (ii) to prepare a change of paradigm in the treatment of prostate cancer via technical innovations such as focal therapy. The whole project was awarded funding of €8 million over five years. We, as a partner of the PERFUSE project, are to receive about €1.2 million over the period as a non-refundable grant. As of December 31, 2021, we received refundable grant of a total of €0.8 million.

As part of PERFUSE project, several studies have already been initiated and sponsored by academic partner HCL - Edouard Herriot Hospital. In September 2018, we launched a Phase II multi-centric study to evaluate the efficacy and safety of HIFU focal therapy in patients with intermediate-risk single-lobed prostate cancer (the “FOCALE” study). 170 patients were to be included in the FOCALE study over 13 active centers. The last patient was included in May 2021. Inclusions are now closed. In October 2018, we initiated a Phase III, multi-centric, randomized study aiming at evaluating the efficacy of focal HIFU versus active surveillance hence reducing the need for radical treatment for low-risk prostate cancer patients (the “HIFUSA” study). 146 patients are to be included in the study. As of January 2022, 97 patients have been included within 11 French active centers. In February 2020, French regulatory authorities authorized the initiation of a Phase I study aiming at evaluating the use of HIFU guided by a new imaging modality (“PSMA-PET-MRI”) to evaluate prostate cancer recurrence after radiotherapy (the “PMSA” study). 20 patients are to be included in the study. The first patient was included in this study in July 2020. Due to COVID-19 pandemic constraints, only three patients have been included in the study as of March 2022.

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

HIFU for Potential Treatment of Liver Cancer

In view of addressing liver cancer using HIFU technology, we entered into a multi-partner liver cancer development project named the HECAM consortium in 2015 to develop a novel HIFU –per operative- approach to treat liver metastasis. The HECAM project was completed in 2020. To fund this development program, EDAP received a total of €1.5 million including €1.0 million as a conditional subsidy and €0.5 million as a non-refundable grant. Despite a first single-center study successfully implemented with Lyon’s Centre Leon Bérard cancer center, we decided not to pursue the development of HIFU for liver cancer as a per-operative approach. Additionally, the multi-center Phase II study, which was to be initiated following the single-center study, will not be implemented. We determined that the per-operative approach will not be sufficiently distinct from existing options to be commercially viable at this time and will require lengthy comparative clinical studies against existing therapeutic solutions to fulfill the requirement of the new European MDR regulations which became effective in May 2021. The company intends to leverage the efforts, knowledge and assets resulting from the HECAM project in two ways: to evaluate the technology and approach for pancreatic cancer for patients with few or even no alternatives and to evaluate the technology and approach as an extracorporeal solution for patients affected by primary or metastatic liver cancer. In 2021, the Company decided not to pursue the HECAM project  under the initial parameters and based on results obtained as part of the HECAM program, EDAP has had to reimburse €0.6 million, with the balance of €0.4 million reclassified as a non-refundable grant.

HIFU for Potential Treatment of Deep Endometriosis

A Phase I study have been successfully completed in 2019 on 20 treated patients, this first study reported promising results with a significant improvement of the outcomes and in patient quality of life at six months after HIFU treatment. These results were published in November 2019.

In 2020, we initiated a second Phase II multi-center clinical study in France to investigate further the use of Focal One HIFU in the treatment of certain types of deep endometriosis situated in the low rectum. A total of 60 women were enrolled in the study at five major hospitals in France and assessed over a six-month follow-up period. The intended end-point of this study is to evaluate the safety and efficacy of HIFU for this pathology. As of March 30, 2022, all patients have been treated.

In 2021, we initiated a long-term follow-up study including all of the 80 patients treated by HIFU for their deep endometriosis  in the Phase I and II studies. During this study, we will evaluate the quality of life and the symptoms level of the patients up to five years after their HIFU treatment. As of  March 30, 2022, six patients have accepted to be included in the follow-up study.

HIFU for Potential Treatment of benign prostatic hyperplasia

In 2021, we initiated a mono-centric Phase I study to investigate the feasibility of BPH (Benign prostatic hyperplasia) HIFU treatment with Focal One device. A total of 10 patients will be treated and the treatment safety will be evaluated at three months after HIFU treatment. As for March 30, 2022, two patients have been enrolled and treated.

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

In April 2018, Ganzer & al., Germany, evaluated focal HIFU Hemi-ablation in a prospective trial. Their data were published in the Journal of Urology. In their conclusion, they reported that focal therapy Hemi-ablation is safe with acceptable oncologic outcome.

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

In December 2021, Cilleros & al. from EDAP and Labtau, Inserm and Centre Leon Bérard, Lyon, published in the journal Cancers positive pre-clinical results using intraoperative HIFU ablation of the pancreas in view of assessing the feasibility HIFU in the pancreas under Doppler guidance to treat the pancreatic parenchyma and tissues surrounding the superior mesenteric vessels in vivo in an animal model.

HIFU Division Market Potential

Prostate cancer is currently the first (in terms of new cases diagnosed) and second (in terms of number of deaths) most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers to be diagnosed for 2022 to be approximately 268,490, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

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

For example, in 2019, as we decided to expand the development of HIFU beyond prostate cancer, we successfully finalized a clinical Phase I study using Focal One HIFU to address certain types of deep endometriosis located in the low rectum. The study results are promising and show a decrease of symptoms in the treated patients. In 2020 and further in 2021, we initiated Phase II multi-centric studies to investigate further the use of HIFU in this pathology and the impact on patients’ quality of life. As per the European Society of Human Reproduction and Embryology, endometriosis is estimated to affect approximately one in 10 women of reproductive age.

In addition, in view of addressing liver cancer using HIFU technology, we decided to pursue the development of HIFU for liver cancer as an extracorporeal solution, avoiding open surgery approach.

HIFU Reimbursement status

In the United States, following the AMA’s establishment of a new Category 1 CPT code, CMS finalized payment rules for hospitals, facilities, and physicians that facilitates coverage and reimbursement for the ablation of malignant prostate tissue with HIFU technology, effective January 1, 2021. U.S. private insurers are continuing to evaluate and advance coverage and payment policies related to HIFU procedures for prostate cancer. We have engaged Medical Technology Partners (MTP) and Argenta Advisors, two leading reimbursement consultancies, to support us in reimbursement analysis and strategies. As public and private payors expand coverage and payment for HIFU procedures, our Focal One HIFU device and procedure likely will have accelerated market access and demand in the United States.

On the hospital payment side, the final rule maintains the HIFU procedure in the Level 5 Urology Ambulatory Payment Classification (APC) in 2022. This translates into a payment for a hospital performing a HIFU procedure on a Medicare patient of around $4,500 as a national average, adjusted locally based on the wage index. This represents an increase of 2.1%, from the payment hospitals receive from Medicare for a HIFU procedure in 2021. The Centers for Medicare and Medicaid Services (CMS) CMS will continue to update payment rates for hospitals on a yearly basis as part of the Hospital Outpatient Prospective Payment System (OPPS) Rulemaking.

On the physician payment side, CMS has established for the first time a payment to physicians performing a HIFU procedure in the U.S. in 2021. In the final rule, CMS has set a total Relative Value Units (“RVUs”) for a physician performing a HIFU procedure at 28.67 for 2022. This translates to an average payment of $992 for a urologist performing a HIFU procedure on a Medicare patient in a facility setting. As a reference, a comparable established minimally invasive therapy for prostate cancer, cryotherapy, yields 22.36 RVUs, which translates to $774 for the urologist under the same setting and patient conditions in 2022. A radical prostatectomy would grant the urologist 34.14 RVUs, which translates to a Medicare payment of $1,181, or 42.04 total RVUs and $1,455 if performed laparoscopically.

In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek reimbursement in each Member State. Procedures performed with our HIFU devices are not reimbursed in the European Union with the exception of Italy, Germany, the United Kingdom (where procedures are partially reimbursed by either public healthcare systems or private insurers) and France under certain conditions. In 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of a specific process (“Forfait Innovation”) to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries. Patients inclusions are terminated and follow-up will be completed in 2023. Under this specific process, French healthcare government authorities will review the clinical data gathered under this process in view of granting definitive reimbursement for HIFU. Final decision is expected in 2023.

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

Other companies working with HIFU technology for the minimally invasive treatment of tumors include SonaCare Medical, a U.S. company that markets a device called the Sonablate for the ablation of prostatic tissue. Sonablate was cleared by the FDA for commercialization in the U.S. in October 2015. Profound Medical, a Canadian company, is developing transurethral ultrasound therapy for prostate cancer. Profound Medical acquired Philips Healthcare’s HIFU activity, integrating the development of HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. Insightec, an Israeli company owned mainly by General Electric, Elbit Medical Imaging and Koch Industries, has developed a device using HIFU technology to treat uterine fibroids, painful bone tumors, brain disorders and ablate prostate tissue; this latter intended use was cleared by the FDA in December 2021. Theraclion, a French company licensed by EDAP to use certain of our HIFU patents, is currently marketing the Echopulse HIFU device to treat thyroid tumors, benign breast tumors and varicose veins. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers.

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

ESWL Division

The ESWL lithotripsy division is engaged in the manufacturing, marketing and servicing of our installed base of Sonolith range of lithotripters. The ESWL division contributed €11.0 million to our consolidated net sales during the fiscal year ended December 31, 2021.

Our ESWL business is quite cyclical and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a possible higher selling activity in the last quarter of the year.

ESWL Division Business Overview

The ESWL division’s business is producing and marketing certain medical devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the potential for related complications. The ESWL division currently markets one model of lithotripter: the Sonolith i-move. The Company stopped manufacturing the Sonolith i-sys lithotripter in 2020. In addition, as part of the strategic shift we recently implemented, we decided to discontinue our R&D investments in lithotripsy, including the launch of our Endo-Up platform and to focus on the marketing and servicing of our Sonolith range of lithotripters. As of December 31, 2021, the ESWL division maintained or otherwise serviced 564 Sonolith lithotripters.

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

ESWL Division Patents and Intellectual Property

As of December 31, 2021, the ESWL division’s patent portfolio contained six granted owned and co-owned patents consisting of one granted patent in the United States, four granted patents in the European Union and one granted patent in Japan.

These patents belong to four groups of patents covering technologies relating to ESWL systems and associated software capabilities. The ESWL division’s patents cover both piezoelectric and electroconductive technologies associated to ESWL generator, localization systems and device design. The ESWL division’s ongoing R&D objectives in ESWL are to further increase the clinical efficacy, the cost-effectiveness and the ease of use of its products to make them accessible to wider patient and user populations.

ESWL Division Regulatory Status

The Sonolith i-move is cleared and available for commercial distribution in the European Union, Argentina, Saudi Arabia, Colombia, South Korea, Singapore, Costa Rica, Ecuador, Mexico, the United States, Indonesia, Japan, Malaysia, Myanmar,  United Kingdom, Russia, Serbia, Switzerland and Taiwan.

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

Distribution Division

The Distribution division is engaged in the marketing, distribution and servicing of products complementary to our global activity such as lasers, micro-ultrasound systems and other medical products from third parties. The Distribution division contributed €23.1 million to our consolidated net sales during the fiscal year ended December 31, 2021.

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

Distribution Division Products

The Distribution division currently distributes Holmium lasers (HoLEP) produced by the Israeli company Lumenis Ltd, (recently acquired by Boston Scientific) under an exclusive agreement limited to the French territory, expiring on December 31, 2022. HoLEP Moses Lumenis laser is a groundbreaking, patent-protected pulse delivery technology that remarkably improves energy transmission, resulting in more efficient lithotripsy and BPH treatments compared to the regular Holmium pulse1. The Distribution division also exclusively markets lasers manufactured by Italian company Quanta System Spa in Japan, in certain countries in South-East Asia. Distribution agreements are under renewal in Japan. The Distribution division also exclusively markets Quanta lasers in certain Middle East territories including Kuwait, Oman, Saudi Arabia, Jordan and Bahrain.

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

We manufacture the critical components for our devices and accessories, unless a subcontractor can manufacture the component more cost-effectively, and we also perform final assembly and quality control processes and maintain our own set of production standards. We purchase the majority of the components used in our products from a number of suppliers, but for several components of our products, we rely on a single source. Most of single source components are secured by contract, by double sourcing or by safety stock. Furthermore, we conduct regular quality audits of suppliers’ manufacturing facilities. Our principal suppliers are located in France, Germany, Denmark, South Korea and the United States. To date, these challenges have not materially impacted our ability to deliver devices and services to our customers. Management believes that the relationships with our suppliers are good.

Third parties supply us with some materials or components, which exposes us to the risk of a supply shortage or interruption in the event that these suppliers are unable to manufacture our products in line with quality standards or if they experience financial or other difficulties. We have experienced difficulties in obtaining some materials or components used in our devices, including electronic parts, computers, plastics, mechanical parts due to supply shortage directly linked to logistics challenges, Asian manufacturing plants’ capacity constraints, and shipping routes impacted by ports closures. See Item 3. “Risk — Worldwide contagious, epidemic diseases may impact our international activities and could have a material adverse effect on our business, results of operations and financial condition.”

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

Government Regulation

Government regulation in our major markets, in particular the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. . Our products and operations are subject to regulation by the FDA and countries where we market our products.  We must meet the requirements governing the design, manufacture, sourcing, testing, certification, packaging, installation, use, and disposal (including recycling) of our products. See Item 3, “Risk Factors—Risks Related to Government Regulations.”

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (‘‘FDC Act’’). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment and registration, medical device listing, FDA-mandated CGMP and labeling. Most Class I devices are exempt from premarket notification (510(k)). Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and ‘‘special controls,’’ such as special labeling requirements, mandatory performance standards, and post-market surveillance. Class II medical devices require 510(k) submission and clearance based on a demonstration of substantial equivalence to an identified predicate device. A successful 510(k) may also require the submission of clinical data as part of the 510(k) for some Class II devices. For novel devices that present low to moderate risk but where there is no suitable predicate device to support a standard 510(k) submission, the FDA has what is known as the De Novo process. Class III devices are those that require submission of a pre-market approval (“PMA”) application by the FDA to ensure their safety and effectiveness. The PMA process is expensive and often lengthy, typically requiring several years, and may not necessarily result in approval. The manufacturer or the distributor of the device must obtain an IDE approval from the FDA before commencing human clinical trials in the United States in support of the PMA. Some newer PMA devices must also go before an advisory committee before FDA approval. Our lithotripsy range of Sonolith i-move products is now classified by the FDA as Class II devices. Our Ablatherm and Focal One HIFU devices are also classified as Class II.

The FDC Act also regulates quality and manufacturing procedures by requiring us to demonstrate and maintain compliance with current Quality System Regulations (QSR). We believe our manufacturing facilities are in compliance with the requirements of the QSR. There are also certain requirements of state, local and foreign governments which must be complied with in the manufacturing and marketing of our products. We believe that the manufacturing and quality control procedures we employ meet the requirements of these regulations.

Advertising and promotional activities in the United States are subject to regulation by the FDA and by the U.S. Federal Trade Commission.

Regulation in the European Union

In the European Union, we annually perform ISO 13485: 2016 and MDSAP (Australia, Brazil, Canada, Japan, U.S.) certification audits, showing that we comply with standards for quality assurance, manufacturing and design control.

In 2017, the European Union enacted the new MDR. Manufacturers with currently approved medical devices in their portfolio have had an initial transition time of three years, i.e. until May 26, 2020 to meet new MDR requirements. The transition period was extended to four years, i.e. until May 26, 2021 due to COVID-19 pandemic context. The MDR introduces substantial changes to the way medical device manufacturers bring their devices to the European market and how they maintain compliance throughout the product’s life cycle. MDR will replace the EU’s current Medical Device Directive (93/42/EEC) (“MDD”). We are currently updating our organization and quality system as well as our product development to be able to handle the MDR enforcement within the expected timelines for our existing devices ranges and the devices under development. We have implemented regulatory actions to ensure our devices may be marketed in the European and international markets to conform MDR, if applicable.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2021, 2020 and 2019 is based on, and should be read in conjunction with, our consolidated financial statements and the notes thereto included in Item 18, "Financial Statements." The consolidated financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains certain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘‘Cautionary Statement on Forward-Looking Information’’ at the beginning of this annual report.

Critical Accounting Estimates

Management has not identified any estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.

Operating Results

Overview

The reorganization of our activities into three divisions clarified our vision and enhanced our financial reporting of our three businesses HIFU, ESWL and Distribution. This new structure also allows for an improved measurement of our business progress.

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

We derive a significant portion of both net sales of medical devices and disposables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented 36% of our total consolidated net sales in 2021. Net sales of goods in Asia represented 40% of such sales in 2021 and consisted mainly of sales of urology devices and disposables. Net sales of spare parts, supplies and services in Asia represented 39% of such sales in 2021 and related primarily to ESWL lithotripters, reflecting the fact that 47% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve is located in Asia. See Note 18 of our consolidated financial statements. We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2021, 70% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while 48% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, ‘‘Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates’’ and Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk’’ for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above, amounted to €3.4 million, €4.5 million and €3.7 million in 2021, 2020 and 2019, respectively, representing 7.7%, 10.8% and 8.3% of total revenues in 2021, 2020 and 2019, respectively. Research and development government grants and tax credits are deducted from our consolidated research and development expenses for amounts of €1.4 million, €0.7 million and €1.0 million in 2021, 2020 and 2019, respectively. Research and development expenses included net impact of allowances for depreciation of prototypes and parts in inventory of €0.5 million in 2020, following the decision to discontinue the Endo-Up platform program. Beginning in 2022, management expects the budget for research and development expenses to increase at 11.5% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals in Japan in particular, and to build reimbursement coverage in key countries and particularly in the U.S., to continue to develop our HIFU product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €10.7 million in 2021, €9.3 million in 2020 and €10.9 million in 2019. Selling and marketing expenses included net impact of allowances for doubtful accounts of €0.0 million in 2021, €0.1 million in 2020 and €0.1 million in 2019. The €1.5 million or 15.7% increase in selling and marketing expenses from 2020 to 2021, despite the ongoing COVID-19 pandemic in 2021 (leading to cancellation of congresses, limitation of business trips, etc),  was primarily a result of the implementation of the HIFU expansion plan in the U.S. which includes the impact of share-based compensation plans of €0.7 million. Beginning in 2022, management expects selling and marketing expenses to increase in connection with the acceleration of HIFU adoption in the U.S. and as soon as the sanitary situation returns to normal.

The COVID-19 virus which has profoundly impacted the whole worldwide economy in 2020 and 2021 represented, and still represents, a challenge for business across sectors. We have implemented numerous precautions and protective measures to safeguard our employees and to ensure an uninterrupted supply of our devices and disposables, including requiring the majority of our employees to work remotely for a certain period of time, adjusting supply chain activity and curtailing all business travel. We continue to closely monitor the situation. Should the COVID-19 pandemic persist, we expect this situation to continue to impact our recurring usual business activity with some cancellations of ESWL and HIFU treatments. We also anticipate that device sales projects may be postponed as hospital purchase and investment decisions may be put on hold. However, our sales cycles are long and we have in inventory several devices and accessories that would be ready to be shipped when order activity resumes. Importantly, in this unique and unknown global crisis, EDAP has a solid cash position, which is expected to minimize disruption to the extent possible. See Item 3. ‘‘Risk Factors” and “—Liquidity and Capital Resources.’’

Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020

We report our segment information on a “net contribution” basis. See Note 29 to our consolidated financial statements.

(in millions of euros)	2021	2020
Total revenues	44.1	41.7
Total net sales	44.1	41.6
Of which HIFU	9.9	11.4
Of which ESWL	11.0	12.9
Of which DISTRIBUTION	23.1	17.3
Total cost of sales	(25.6)	(23.3)
Gross profit	18.4	18.4
Gross profit as a percentage of total net sales	41.81%	44.1%
Total operating expenses	(20.0)	(18.1)
Income (loss) from operations	(1.6)	0.3
Net income (loss)	0.7	(1.7)

Total revenues

Our total revenues increased 5.8% from €41.7 million in 2020 to €44.1 million in 2021.

HIFU division.

The HIFU division’s total revenues decreased by 13.3% from €11.4 million in 2020 to €9.9 million in 2021, reflecting the impact of the ongoing COVID-19 pandemic on equipment sales.

The HIFU division’s net sales of medical devices decreased 39.0% to €2.8 million in 2021, with no Ablatherm unit and seven Focal One units sold, as compared to €4.5 million, with two Ablatherm units and ten Focal One units sold in 2020.

Treatment-driven revenue, which includes net sales of RPP & leases, net sales of disposables and treatments related services, increased by 4.9% to €5.9 million in 2021.

Net sales of HIFU maintenance services remained stable at €1.3 million between 2021 and 2020.

Other HIFU-related revenues decreased to €6 thousand in 2021 from €12 thousand in 2020 and were comprised of trainings delivered to customers.

ESWL division.

The ESWL division’s total revenues decreased 14.5% from €12.9 million in 2020 to €11.0 million in 2021, primarily due to the impact of the COVID-19 pandemic on equipment sales.

The ESWL division’s net sales of medical devices decreased 42.2% from €5.2 million in 2020 to €3.0 million in 2021 with 21 ESWL devices sold in 2021 compared to 33 ESWL units sold in 2020 due to the ongoing impact of the COVID-19 pandemic and the end of the Sonolith i-sys manufacturing .

Net sales of ESWL-related consumables, spare parts, supplies, RPP, leasing and services increased 4.1% from €7.7 million in 2020 to €8.0 million in 2021.

Distribution division.

The Distribution division’s total revenues increased 33.4% from €17.3 million in 2020 to €23.1 million in 2021, primarily due to the development of Exact Imaging sales and Laser sales; and in spite of the adverse impact of the sanitary crisis on the company’s activities.

The Distribution division’s net sales of medical devices increased 27.7% from €10.6 million in 2020 to €13.5 million in 2021.

Net sales of Distribution-related consumables, spare parts, supplies, RPP, leasing and services increased 42.2% from €6.8 million in 2020 to €9.6 million in 2021 thanks to the increase of the installed base under contract after the warranty period.

Cost of sales.

Cost of sales increased 10.1% from €23.3 million in 2020 to €25.6 million in 2021, and represented 58.2% as a percentage of net sales in 2021, up from 55.9% as a percentage of net sales in 2020. This effect is driven primarily by the decrease in the percentage of HIFU revenue to overall revenue (since HIFU activity has better margin than both ESWL and Distribution).

Operating expenses.

Operating expenses increased 10.6%, or €1.9 million, from €18.1 million in 2020 to €20.0 million in 2021.

Marketing and sales expenses increased €1.5 million, or 15.7% to €10.7 million in 2021, reflecting the impact of the HIFU expansion plan in the U.S., which includes the impact of share-based compensation plans for €0.7 million.

Research and development expenses decreased 24.3% at €3.4 million in 2021 from €4.5 million in 2020. 2020 R&D expenses  included non-recurring Endo-up platform program discontinuation cost for €0.5 million. R&D expenses are net of R&D grants and tax credits of €1.4 million in 2021, €0.7 million in 2020.

General and administrative expenses increased €1.6 million or 36.1% to €5.9 million in 2021, reflecting the impact of the HIFU expansion plan in the U.S., which includes the impact of share-based compensation plans for €1.0 million. General and administrative expenses included net impact of allowances for contingencies linked to bank fraud of €0.1 million in 2020.

Operating profit (loss).

As a result of the factors discussed above, we recorded a consolidated operating loss of €1.6 million in 2021, as compared to a consolidated operating income of €0.3 million in 2020.

We realized an operating loss in the HIFU division of €3.0 million in 2021, as compared with an operating loss of €0.4 million in 2020, an operating profit in the ESWL division of €0.9 million in 2021, as compared to an operating profit of €1.1 million in 2020, and an operating profit in the Distribution division of €2.4 million in 2021, as compared to an operating profit of €1.1 million in 2020.

Financial (expense) income, net.

Net financial income was €0.1 million in 2021, compared with a net financial expense of €0.1 million in 2020.

The 2021 financial income includes €0.2 million of Paycheck Protection Program loan forgiveness in the U.S.

Foreign currency exchange gain (loss), net.

In 2021, we recorded a net foreign currency exchange gain of €2.4 million, mainly due to the variation of the Euro against the U.S. Dollar, compared to a loss of €1.4 million in 2020.

Income taxes.

Income tax was an expense of €0.2 million in 2021, compared to an expense of 0.5 million in 2020, reflecting the decrease of the valuation allowance for deferred tax assets in Japan.

Net income / (loss).

As a result of the above, we realized a consolidated net income of €0.7 million in 2021 compared with a consolidated net loss of €1.7 million in 2020.

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

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the three years ended December 31, 2021.

Liquidity and Capital Resources

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices. Cyclical demand has historically resulted in significant annual and quarterly fluctuations in trade and other receivables and inventories, and therefore led to significant variations in working capital requirements and operating cash flows that were not necessarily indicative of changes in our business. We believe our working capital is sufficient for our present working capital requirements although we have in the past experienced negative cash flows and associated risks to liquidity, and may in the future experience the same. Our future capital requirements will depend on many factors including our revenue growth rate, the timing, and extent of spending to support further sales and marketing and research and development efforts. Our cash flow situation is described in more detail below.

Material Cash Requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2021.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	1,914	1,914	—	—	—
Long-Term Debt	5,759	830	3,015	1,914
Financing Lease Obligations	770	340	316	106	7
Operating Leases Obligations	1,562	673	800	89	—

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt. Future events could cause actual payments to differ from these estimates.

Long term debts represent a €5.8 million cash requirement as of December 31, 2021 and are mainly related to the two loans taken out from French banks, in the form of the loans guaranteed by the French State for a total amount of €4.0 million in the context of the Covid-19 pandemic. These loans taken out in August 2020 with initial maturity in August 2021 have been extended until August 2026. The amendments provide for reimbursements to be made over four years, beginning in August 2022.

Operating and Financing leases represent a €2.3 million cash requirement as of December 31, 2021 with a repayment horizon up to 2027.

Cash Flows

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

(in thousands of euros)	2021	2020	2019
Net cash generated by/(used in) in operating activities	4,445	1,977	3,800
Net cash generated by/(used in) in investing activities	(1,638)	(2,011)	(1,532)
Net cash generated by/(used in) in financing activities	20,266	3,201	(664)
Net effect of exchange rate changes	(585)	642	(182)
Net increase/(decrease) in cash and cash equivalents	22,488	3,810	1,422
Cash and cash equivalents at the beginning of the year	24,696	20,886	19,464
Cash and cash equivalents at the end of the year	47,183	24,696	20,886

Our cash position as of December 31, 2021, 2020 and 2019, was €47.2 million (with no short-term treasury investments), €24.7 million (with no short-term treasury investments) and €20.9 million (with no short-term treasury investments), respectively. We experienced an increase in cash and cash equivalent of €22.5 million in 2021, of €3.8 million in 2020 and a decrease in cash and cash equivalent of  €1.4 million in 2019.

In 2021, our positive net cash flow was primarily due to net cash generated by financing activities which included net proceeds of the offering of common stock in the form of ADSs in April 2021 for €21.3 million. See Item 4, “Information on the Company—History and Development of the Company”. In 2020, our positive net cash flow was primarily due to net cash generated by financing activities which included COVID-related assistance loans for €4.6 million. In 2019, our positive net cash flow was primarily due to the high level of cash generated by operating activities, partly offset by cash used in investing activities and net cash used in financing activities which included a repayment of long term borrowing (€1.1 million).

In 2021, net cash generated by operating activities was €4.4 million compared with net cash generated by operating activities of €2.0 million in 2020, and compared with net cash generated by operating activities of €3.8 million in 2019.

In 2021, net cash generated by operating activities reflected principally:

-	a net income of €0.7 million;
-	elimination of €3.2 million of net loss without effects on cash, including €1.9 million of depreciation and amortization, €0.4 million of change in allowances for doubtful accounts & slow-moving inventories and €0.5 million of reduction in allowance for deferred tax asset; and €1.9 million of non-cash compensation linked to stock-options plans; and
-	a decrease in working capital of €0.5 million reflecting primarily the decrease in inventory and the increase payables on income tax.

In 2020, net cash generated by operating activities reflected principally:

-	a net loss of €1.7 million;
-	elimination of €3.8 million of net loss without effects on cash, including €2.1 million of depreciation and amortization, €0.7 million of change in allowances for doubtful accounts and slow-moving inventories and €0.5 million in long term provisions and €0.2 million of non-cash compensation linked to stock-options plans; and
-	a slight increase in working capital of €0.1 million reflecting the slowdown of activity due to the COVID-19 pandemic, offset by the high level of net sales recorded in December 31, 2021 as compared to December 31, 2020.

In 2019, net cash generated by operating activities reflected principally:

-	a net income of €1.5 million;
-	elimination of €2.3 million of net loss without effects on cash, including €1.9 million of depreciation and amortization and €0.3 million of non-cash compensation linked to stock-options plans; and
-	an unchanged level in working capital reflecting the growth of activity on the inventories level, offset by the lower level of net sales recorded in December 31, 2020 as compared to December 31, 2019.

In 2021, net cash used in investing activities was €1.6 million compared with net cash used in investing activities of €2.0 million in 2020 and compared with net cash used in investing activities of €1.5 million in 2019.

Net cash used in investing activities of €1.6 million in 2021 reflected mainly:

-	investments of €1.2 million in capitalized assets produced by the Company including devices for RPP activity (€0.2 million), HIFU treatments probes (€0.7 million) and R&D program (€0.1 million); and
-	investment of €0.4 million in property, equipment (including €0.2 million of laser equipment for demo and RPP) and IT and offices equipment (€0.2 million).

Net cash used in investing activities of €2.0 million in 2020 reflected mainly:

-	investments of €1.3 million in capitalized assets produced by the Company: devices for RPP activity (€0.1 million), HIFU treatments probes (€0.9 million) and R&D program (€0.1 million); and
-	investment of €0.5 million in property, equipment (including €0.4 million of laser and Exact Imaging equipments for demo and RPP) and IT and offices equipment (€0.1 million).

Net cash used in investing activities of €1.5 million in 2019 reflected mainly:

-	investments of €1.0 million in capitalized assets produced by the Company (devices), mostly for RPP activity (€0.3 million), HIFU treatments probes (€0.4 million) and R&D program (€0.3 million); and
-	investment of €0.4 million in property, equipment (including €0.2 million of equipment for demo) and IT and offices equipment (€0.2 million).

In 2021, net cash generated in financing activities was €20.3 million compared with net cash generated in financing activities of €3.2 million in 2020, and compared with net cash used in financing activities of €0.7 million in 2019.

Net cash generated in financing activities of €20.3 million in 2021 reflected principally the net proceeds of €21.3 million from the offering of common stock in the form of ADSs in April 2021 (see Item 4, “Information on the Company—History and Development of the Company”), €0.4 million from the exercise of stock options, new long term borrowings for €1.1 million (mainly composed of a loan in France to finance HIFU treatment probes and conditional government advances for business development in China), the repayments of long-term borrowings and financing lease for €1.8 million (including clearance of the HECAM project conditional government advances)  and a decrease of short-term borrowings of €0.7 million.

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

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the short-term debt consists of account receivables factored and for which the Company is supporting the collection risk. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2021, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

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

Off-Balance Sheet Arrangements

At December 31, 2021, we had no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our Senior Executive Officers as of April 8, 2022. The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling €0.8 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A. and Chairman of the Board of Directors
Age: 52	President of EDAP TMS France SAS and EDAP Technomed, Inc.

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

François Dietsch Age: 46	Chief Financial Officer of EDAP TMS S.A.

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

Marc Oczachowski Age: 52 Mandate: 6 years Appointment: July 10, 2017 Expiration: 2022	Chairman of the Board. See Marc Oczachowski’s biography above.

Pierre Beysson Age: 79 Mandate: 6 years Appointment: September 27, 2002 (renewed in 2014 & 2020) Expiration: 2025

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

Argil Wheelock Age: 74 Mandate: 6 years Appointment: June 25, 2009 (renewed in 2014 & 2020) Expiration: 2025

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

Rob Michiels Age: 72 Mandate: 6 years Appointment: July 16, 2009 (renewed in 2014 & 2020) Expiration: 2025

Rob Michiels was elected as a member of the Company’s Board of Directors in July 2009. He is a 40-year U.S. veteran of the medical device industry. He most recently served as Chief Executive Officer (CEO) of CardiAQ Valve Technologies, a venture funded start-up developing Transcatheter Mitral Valve Implantation which was acquired by Edwards Lifesciences during the second half of 2015. He previously served as Chief Operating Officer (COO) of CoreValve (acquired by Medtronic); and as President and COO of InterVentional Technologies (acquired by Boston Scientific). He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of Conveyor Ltd and FEops NV, all privately held companies developing cutting edge cardio-vascular less-invasive Technologies. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. He is a senior Venture Partner at 415 Capital (Munich, Germany) a specialized venture capital firm that invests in early-and development stage-MedTech companies. Fluent in English, French and Dutch languages, he holds a bachelor’s degree in economics from Antwerp University in Belgium and a Master’s in business administration (MBA) from Indiana University.

Marie Meynadier Age: 60 Mandate: 6 years Appointment: June 30, 2020 Expiration: 2025

Marie Meynadier was elected as a member of the Company’s Board of Directors in June 2020. Ms. Meynadier currently serves on the Boards of Directors of several medical technology companies in Europe and North America. From 1999 through 2018, she served at EOS Imaging as its CEO and led the company through a period of rapid worldwide sales growth prior to its sale to Alphatec Holdings in 2021. Prior to EOS Imaging, Ms. Meynadier served as CEO at Biospace Lab, a preclinical imaging company she developed and turned to profitability. Ms. Meynadier received a degree in electrical engineering from Sup Télécom, Paris, and her Ph.D. in physics from Ecole Normale Supérieure Ulm, Paris.

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2021 was €557 thousand including performance bonuses of €115 thousand and benefits in kind of €10 thousand (benefits in kind comprise car allowances for senior management). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2021. For information regarding compensation paid in the form of stock options, see “Directors, Senior Management and Employees -- Share Ownership” and “Directors, Senior Management and Employees -- Options to Purchase or Subscribe for Securities.”

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

Audit Committee

The Board of Directors’ Audit Committee comprises four independent members of the Board: Mr. Pierre Beysson, acting as Head of the Audit Committee and financial expert, Ms. Marie Meynadier, Dr. Argil Wheelock and Mr. Rob Michiels. The purpose of the Audit Committee, in accordance with its annually approved charter, is summarized below:

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

Employees

As of December 31, 2021, we employed 227 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis-
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	27	30	24	21	8	9	17	136
Germany	5	—	3	—	—	—	2	10
Japan	25	—	17	—	2	—	6	50
Malaysia	2	—	3	—	—	—	2	7
South Korea	2	—	4	—	—	—	2	8
USA	7	—	6	—	—	—	3	16
Total	67	30	55	22	10	8	31	227

As of December 31, 2020, we employed 223 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis-
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	27	30	24	21	8	9	17	136
Germany	5	—	3	—	—	—	2	10
Japan	25	—	17	—	2	—	6	50
Malaysia	2	—	3	—	—	—	2	7
South Korea	2	—	4	—	—	—	2	8
USA	7	—	6	—	—	—	3	16
Total	68	30	57	21	10	9	32	227

As of December 31, 2019, we employed 216 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	23	31	24	21	7	9	15	130
Italy	2	—	—	—	—	—	2	4
Germany	4	—	3	—	—	—	2	9
Japan	24	—	16	—	3	—	6	49
Malaysia	2	—	3	—	—	—	2	7
South Korea	2	—	4	—	—	—	1	7
USA	5	—	2	—	—	—	3	10
Total	62	31	52	21	10	9	31	216

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of March 31, 2022, the total number of shares issued was 33,758,564 with 292,428 shares held as treasury shares, thus bringing the total number of shares outstanding to 33,466,136.

As of March 31, 2022, the Board of Directors and the Senior Executive Officers of the Company held a total of 77,804 Shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company’s shares.

As of March 31, 2022, Senior Executive Officers held a total of 32,001 Shares and an aggregate of 817,500 options to purchase or to subscribe a total of 817,500ordinary shares, with a weighted average exercise price of €3.66 per share. Of these options, 200,000 expire on January 18, 2023, 220,000 expire on April 26, 2026, 55,000 expire on April 25, 2027, 25,000 expire on August 29, 2028, 40,000 expire on April 4, 2029 and 277,500 expire on june 11, 2031.

As of March 31, 2022, Senior Executive Officers held an aggregate of 53,000 free shares expiring on September 28, 2031.

Options to Purchase or Subscribe for Securities – Free Shares

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

On June 30, 2021, the shareholders authorized the Board of Directors to grant up to two million options to subscribe to two million new shares at a fixed price to be set by the Board of Directors and 200,000 free shares.

As of March 30, 2022, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group and one Free Shares plan.

On December 31, 2021, the expiration of our stock option contracts was as follows:

Number of
Date of expiration	Options
January 18, 2023	262,500
April 25, 2026	465,000
April 26, 2027	184,400
August 25, 2028	145,000
April 4, 2029	130,000

As of December 31, 2021, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2021		2020		2019
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Options	(€)	Options	(€)	Options	(€)
Outstanding on January 1,	1,186,900	2.81	1,273,900	2.78	1,347,600	2.61
Granted	1,392,428	5.56	—	—	155,000	4
Exercised	(150,820)	2.93	(23,750)	2.54	(143,700)	2
Forfeited	(20,000)	4.01	(21,250)	2.55	(85,000)	1.94
Expired	—	—	(42,000)	2	—	—
Outstanding on December 31,	2,408,508	4.38	1,186,900	2.81	1,273,900	2.78
Exercisable on December 31,	1,149,401	3.25	970,650	2.73	818,900	2.60
Share purchase options available for grant on December 31,	5,000		292,428		250,428

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new Shares, as of December 31, 2021:

	Outstanding options				Fully vested options (1)
		Weighted	Weighted			Weighted
		average	average	Aggregate		average	Aggregate
		remaining	exercise	Intrinsic		exercise	Intrinsic
		contractual	price	Value		price	Value
Exercise price (€)	Options	life	(€)	(2)	Options	(€)	(2)
5.59	1,287,428	9.4	5.59		214,571	5.59
5.18	100,000	9.8	5.18	11,217	—	—
3.90	107,500	7.8	3.90	149,657	52,500	3.90	82,726
3.22	400,000	4.3	3.22	828,866	400,000	3.22	828,866
2.65	105,000	6.7	2.65	277,477	73,750	2.65	194,860
2.39	146,080	5.3	2.39	423,948	146,080	2.39	423,948
1.91	262,500	1.0	1.91	887,818	262,500	1.91	887,818
1.91 to 5.59	2,408,508	6.3	4.38	2,578,983	1,149,401	3.25	2,418,219

	Outstanding options				Fully vested options (1)
		Weighted	Weighted			Weighted
		average	average	Aggregate		average	Aggregate
		remaining	exercise	Intrinsic		exercise	Intrinsic
		contractual	price	Value		price	Value
Exercise price (€)	Options	life	(€)	(2)	Options	(€)	-2
3,90	107,500	7.8	3.90	149,657	52,500	3.90	82,726
3,22	400,000	4.3	3.22	828,866	400,000	3.22	828,866
2,65	105,000	6.7	2.65	277,477	73,750	2.65	194,860
2,39	146,080	5.3	2.39	423,948	146,080	2.39	423,948
1,91	262,500	1.0	1.91	887,818	262,500	1.91	887,818
1.91 to 3.90	1,021,080	4.22	2.78	2,567,766	934,830	2.72	2,418,219

(1)Fully vested options are all exercisable options
(2)The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $5.99 at December 31, 2021, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

Free Shares: On September 28, 2021, 61,500 free shares were granted to certain officers and employees of the Company. See Note 17-5 of the consolidated financial statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly.

To the best of our knowledge and on the basis of the notifications received or filed with the SEC, there are no shareholders who have been or are beneficial owners of more than 5% of our shares over 2019. As of April 16, 2020, only Opaleye Management Inc. filed a report showing an increase in its ownership interest in the Company to 1,785,000 ADSs, representing 6.1% of our outstanding ADSs. As of April 8, 2022, Opaleye Management Inc. had divested all of  its ownership interest in the Company.  As of April 8, 2022,  (i) Soleus Capital Master Fund, L.P. filed a report showing an increase in its ownership interest in the Company to 3,148,609 ADSs, representing 9.4% of our outstanding ADSs and (ii) Morgan Stanley filed a report showing an increase in its ownership interest in the Company to 1,951,552 ADSs, representing 5.8% of our outstanding ADSs There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of March 31, 2022, 33,758,564 shares were issued, including 33,466,136 outstanding and 292,428 treasury shares. At March 15, 2021, there were 33,745,814 ADSs, each representing one Share, all of which were held of record by 19 registered holders in the United States (including The Depository Trust Company).

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

On April 27, 2021, EDAP Technomed Sdn Bdh (Malaysia) contracted with Maybank to issue a Performance Guarantee amounting 8,000.00 MYR, expiring on June 30, 2023. As a current practice in Malaysia, any bank guarantee requires a personal warranty from the representative director, president and CEO of the subsidiary Mr. Hervé de Soultrait. Consequently, Mr. de Soultrait personally counter-garanteed this Performance Guarantee by making a fixed deposit of  8,000.00 to Maybank, valid until June 30, 2023.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements.’’

Export Sales

As of December 31, 2021, total consolidated export net sales, which we define as sales made outside of mainland France, were €31.9 million, which represented 72% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones. The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2015 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, we did not invoice any medical equipment to the hospitals in  2021, 2020 or 2021.

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

No dividends were paid with respect to fiscal years 2016 through 2020, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors. Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 7, 2022

Referring to ongoing developments relating to Ukraine and Russia, our assets held in Russia, which are linked to our representative office in Moscow (one employee), are not significant.

Net sales in Russia between 2019 and 2021 represented between approximately 0.2% to 2.5% of our consolidated revenues, with net sales in 2021 representing approximately 2.5% of our consolidated revenues.  Our sales in Russia are historically subject to significant variation and long purchase order periods.  Nevertheless, if the representative office in Russia were to close or no longer be permitted to operate, the loss in our revenues would be up to 2.5% of consolidated Group revenues.  However, although we are closely monitoring applicable sanctions and related restrictions, we do not intend to close our representative office or suspend operations in Russia at present.

As of December 31, 2021, we had €321 thousand in receivables from Russian customers, which were fully paid in the first quarter of 2022. As of March 31, 2022, there are no outstanding receivables from Russian or Belarusian customers.

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

Our corporate affairs are governed by our by-laws and by Book II of the French Commercial Code.

Our by-laws were updated on January 24, 2022 to reflect the latest increases in share capital related to the issuance of additional shares following the exercise of options.

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

Board of Directors

The Board of Directors is currently composed of five members, four of which were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for fiscal year 2025. Mr. Marc Oczachowski, Chief Executive Officer, and elected Chairman of the Board as of March 25, 2020, was appointed director of the Company by the shareholders on June 30, 2017, effective July 1, 2017, for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for the fiscal year 2022. See Item 6, ‘‘Directors, Senior Management and Employees.’’ A director’s term ends at the end of the ordinary general shareholders” meeting convened to vote on the accounts of the then-preceding fiscal year and held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

An individual person may not be a member of more than five Boards of Directors or Supervisory Boards in corporations (société anonyme) registered in France; directorships held in controlled companies (as defined by Section L.233-16 of the French Commercial Code) by the Company are not taken into account.

In the event of the death or resignation of one or more directors, the Board of Directors may make provisional appointments to fill vacancies before the next general shareholders’ meetings, provided that the number of directors still in office is not below the required legal minimum of directors (two). These provisional appointments must be ratified by the next ordinary shareholders meeting. Even if a provisional appointment is not ratified, resolutions and acts previously approved by the Board of Directors nonetheless remain valid.

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

The Board of Directors determines the direction of our business and supervises its implementation. Within the limits set out by the corporate purposes and the powers expressly granted by law to the general shareholders’ meeting, the Board of Directors may deliberate upon our operations and make any decisions in accordance with our business. A director must abstain from voting on matters in which the director has an interest. The resolutions passed in a meeting of the Board of Directors are valid only if a quorum of half of the Directors is reached. Decisions of the Board of Directors are made by a majority vote; in case of a tie the Chairman of the Board  has a deciding vote.

French law provides that the functions of Chairman of the Board and Chief Executive Officer in a French société anonyme may be distinct and held by two separate individuals or combined. The choice between these two methods of management belongs to the Board of Directors and must be made pursuant to our by-laws and applicable French law.

The Chairman of the Board

The Board of Directors must elect one of its members as Chairman of the Board of Directors, who must be an individual. The Board of Directors determines the duration of the term of the Chairman, which cannot exceed that of his/her tenure as a director. The Board of Directors may revoke the Chairman at any time. The Chairman’s compensation is determined by the Board of Directors, upon recommendation of the Compensation Committee. See Item 6, ‘‘Directors, Senior Management and Employees–Compensation Committee.’’The Chairman represents the Board of Directors and organizes its work. The Chairman reports on the Board’s behalf to the general shareholders’ meeting. The Chairman is responsible for ensuring the proper functioning of our governing bodies and that the Board members have the means to perform their duties.

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

The Chief Executive Officer

We are managed by an individual elected by the Board of Directors bearing the title of Chief Executive Officer (directeur général). On March 31, 2007, the Board of Directors appointed Mr. Marc Oczachowski as Chief Executive Officer and on March 25, 2020, the Board of Directors decided to combine the roles of Chairman of the Board and Chief Executive Officer, as allowed by the Company’s by-laws, and elected Mr. Marc Oczachowski as both the Chairman of the Board of Directors and Chief Executive Officer.

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

Pursuant to Section 706-43 of the French Criminal Proceedings Code, the Chief Executive Officer may validly delegate to any person he/she chooses the power to represent us in any criminal proceedings that we may face.

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

Under French law,  abstention from voting, blank votes and null votes by those present or those represented by proxy or voting by mail are no longer counted as votes against the resolution submitted to a shareholder vote at any of the two types of meetings.

In addition to his/her rights to certain information regarding the Company, any shareholder may, during the two-week period preceding a shareholders’ meeting, and at the latest four business days prior to such meeting, submit to the Board of Directors written questions relating to the agenda for the meeting. The Board of Directors must respond to such questions during the meeting.

Under French law, shareholders can nominate individuals or company for election to the Board of Directors at a shareholders’ meeting. When the nomination is part of the agenda of the shareholders’ meeting, the nomination must contain the name, age, professional references and professional activity of the nominee for the past five years, as well as the number of shares owned by such candidate, if any. In addition, if the agenda for the shareholders’ meeting includes the election of members of the Board of Directors, any shareholder may require, during the meeting, the nomination of a candidate for election at the Board of Directors at the shareholders’ meeting, even if such shareholder has not followed the nomination procedures. Under French law, shareholders cannot elect a new member of the Board of Directors at a general shareholders meeting if the agenda for the meeting does not include the election of a member of the Board of Directors, unless such nomination is necessary to fill a vacancy due to the previous dismissal of a member.

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

Provisions With Respect to Directors (French Law)

Transactions in Which Directors Are Materially Interested

Under French law, any agreement entered into (directly or through an intermediary) between the Company and any one of the members of the Board of Directors that is not entered into (i) in the ordinary course of our business and (ii) under normal conditions, is subject to the prior authorization of the Board of Directors with only the disinterested members of the Board of Directors voting. This provision applies in particular to any undertaking taken by our Company for the benefit of our Chairman, Chief Executive Officer or his delegates (délégués) pursuant to which such persons will or may be granted compensation, benefits or any other advantages as a result of the termination of or a change in their offices or following such termination or change.

The same provision applies to agreements between our Company and another company if one of the members of the Board of Directors is the owner, general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of the members of the Board of Directors has an indirect interest.

In accordance with Article L. 225-38 of the French Commercial Code, each related-party agreement entered into during the fiscal year is submitted for approval by our shareholders at the annual general shareholders’ meeting; the interested director (directly or through an intermediary), if he/she is a shareholder of the Company, may not take part in the vote and the shares held by the interested director are not taken into account for the calculation of the majority vote count.

Directors’ compensation

The aggregate amount of compensation of the Board of Directors is determined at the ordinary general shareholders’ meeting. The Board of Directors then divides this aggregate amount among its members by a simple majority vote. In addition, the Board of Directors may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special assignments following the procedures described above at “- Transactions in which directors are materially Interested.” The Board of Directors may also authorize the reimbursement of travel and accommodation expenses, as well as other expenses incurred by Directors in the corporate interest. See also Item 6, “Directors, Senior Management and Employees”.

Board of Directors’ borrowing powers

All loans or borrowings on behalf of the Company may be decided by the Board of Directors within the limits, if any, imposed by the extraordinary meeting of the shareholders. There are currently no limits imposed on the amounts of loans or borrowings that the Board of Directors may approve.

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

The French Monetary and Financial Code (CMF) provides for statistical reporting requirements. Transactions by which non-French residents acquire at least 10% of the share capital or voting rights, or cross the 10% threshold, of a French resident company, are considered as foreign direct investments in France and are subject to statistical reporting requirements (Articles R. 152-1; R.152-3 and R. 152-11 of the CMF). When the investment exceeds €12,500,000, companies must declare foreign transactions directly to the Banque de France within 20 business days following the date of certain direct foreign investments in us, including any purchase of ADSs. Failure to comply with such statistical reporting requirement may be sanctioned by five years’ imprisonment and a fine of a maximum amount equal to twice the amount which should have been reported, in accordance with Article L 165-1 of the CMF. This amount may be increased fivefold if the violation is made by a legal entity.

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

No advance ruling has been obtained with respect to the tax consequences of the acquisition, ownership or disposition of the Securities from either the French or U.S. tax authorities. Thus, there can be no assurances that one or both of such authorities will not take a position concerning such tax consequences different from that set out herein or that such a position would not be sustained by a court.

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

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities issued by a French company, including shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code) are subject in France to a 0.3% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French General Tax Code has been published by the French tax authorities in its official guidelines on December 29, 2021 (BOI-ANNX-000467-29/12/2021). The Company was not included in such list as its market capitalization did not exceed €1.0 billion as at December 1, 2020. Please note that such list may be updated from time to time, or may not be published anymore in the future. Furthermore, NASDAQ is not currently acknowledged by the French AMF, but this may change in the future. Therefore, purchases of the Securities in 2022 are not subject to the TFT.

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

ADSs and Shares

French Taxes

Taxation of dividends

Under French law, dividends paid by a French corporation, such as the Company, to corporations which are not domiciled in Franceare generally subject to French withholding tax at a rate of 25% (12.8% for distributions made to individuals, and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206 paragraph 2 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the Regulations BOI-RPPM-RCM-30-30-10-70-24/12/2019, no 130). Dividends paid by a French corporation, such as the Company, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories; however, eligible U.S. holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty and who receive dividends in non-cooperative States or territories, will not be subject to this 75% withholding tax rate.

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France, is reduced to 15%, or to 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuing company; such U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any. For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are subject to specific conditions, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs or shares is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes with respect to its 2021 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate that it will become a PFIC for its 2022 taxable year. See “Passive Foreign Investment Company Rules”, below. Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

As explained above, based on the Company’s financial statements and relevant market and shareholder data, the Company believes it was not a PFIC with respect to its 2021 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate that it will become a PFIC for its 2022 taxable year. However, as discussed in our Annual Report on Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company’s control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company’s assets), there can be no assurance that the Company will not become a PFIC in future years.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. During 2021 and as of December 31, 2021, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2021, 70% of our total costs of sales and operating expenses were denominated in euro. During the same period, 52% of our net sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2021 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes of approximately €42,000 for the year ended December 31, 2021, compared to an increase of approximately €65,000 for the year ended December 31, 2020. A uniform 10% decrease in the value of the euro as of December 31, 2021 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes of approximately €47,000 for the year ended December 31, 2021 as compared to an increase of approximately €71,000 for the year ended December 31, 2020. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2021, we had no outstanding hedging instruments.

Financial Instruments and Indebtedness

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. €0.8 million, €0.9 million and €0.6 million of our outstanding indebtedness at December 31, 2021, 2020, and 2019, respectively, were denominated in Japanese yen. €0.0 million, €0.2 million and €0 million of our outstanding indebtedness at December 31, 2021, 2020 and 2019, respectively, were denominated in U.S. dollars. In addition, we had €28.5 million, €6.0 million and €4.0 million of cash denominated in U.S. dollars at December 31, 2021,  2020 and 2019, respectively, and €3.6 million, €2.7 million and €1.3 million of cash denominated in Japanese yen at December 31, 2021, 2020 and 2019, respectively.

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

Fees Payable to the Company by the Depositary

From January 1, 2021 to March 31, 2022, the following amounts were paid by the Depositary to the Company: $90,000 and $9,030,87 respectively for the administration of the ADR program and for expenses linked to the assistance in identifying shareholders of the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021. Based upon the work performed, management believes that the Company’s consolidated financial statements included in this Annual Report on Form 20-F fairly present in all material respects the Company’s financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based upon the internal control framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO). Based on management’s assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

Change in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during  the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, has been audited by KPMG S.A., an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting included on page F-4 of this Annual Report.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the chair of the Board’s Audit Committee, Mr. Pierre Beysson, an independent director, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is reviewed every year by the Board of Directors, and an update of the code of ethics was approved on February 16, 2022. Our code of ethics has been made available on our website at http://www.edap-tms.com. The contents of our website is not incorporated by reference or otherwise included in this Annual Report on Form 20-F. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the aggregate fees of our independent registered accounting firm, billed to us for the fiscal years ended December 31, 2021 and December 31, 2020 for audit and other services. KPMG S.A. (“KPMG”) served as the Company’s independent registered accounting firm for the fiscal years ended December 31, 2021 and 2020.

	Fees for	Fees for

	2021	2020
Nature of the Fees	(in €)	(in €)
Audit fees (1)	374,299	375,829
Audit-related fees	59,385	8,000
Tax fees	—	—
All other fees	—	—
Total	433,684	383,829

As the Company has exceeded certain levels of revenues and balance sheet set under French law, the appointment of a joint-auditor, as well as the production of consolidated accounts under International Financial Reporting Standards, is required for the fiscal year 2020 and beyond. On June 30, 2020, the shareholders appointed the audit firm of Agili(3F) as our independent joint-auditors starting with the 2020 fiscal year for the audit of the statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards. Audit fees billed to us by Agili(3F) for fiscal years ended December 31, 2021 and 2020 are as follows:

	Fees for	Fees for
	2021	2020
Nature of the Fees	(in €)	(in €)
Audit fees	27,300	37,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	27,300	37,000

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

Item 16G. Corporate Governance Requirements

Exemptions from Certain NASDAQ Corporate Governance Rules

EDAP is incorporated under the laws of France, with securities listed on The NASDAQ Global Market in the United States. As a foreign private issuer listed on NASDAQ, under NASDAQ corporate governance requirements, we may follow French law corporate governance practices in lieu of following certain NASDAQ corporate governance rules. We summarize below the main practices we follow in lieu of NASDAQ corporate governance rules.

We are exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 25% (in the case of an extraordinary general meeting) of the shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 20% of the shares is necessary for a quorum in the case of any other type of extraordinary general meeting. Therefore, EDAP will not follow NASDAQ’s Listing Rule 5620(c), which provides that the minimum quorum requirement for a meeting of shareholders is 33 1⁄3% of the outstanding common voting shares of the company. In accordance with the provisions of the French Commercial Code, the required majority for the adoption of a decision is a simple majority (for an ordinary general meeting of the shareholders) or a two-thirds majority (for an extraordinary general meeting) of the votes cast by the shareholders present or represented.

Under French law, the committees of our Board of Directors are advisory only, and where NASDAQ requirements would vest certain decision-making powers with specific committees by delegation (e.g., nominating, compensation or audit committees), our Board of Directors is, pursuant to French law the only competent body to take such decisions, albeit taking into account the recommendation of the relevant committees. Additionally, under French corporate law, it is the shareholder meeting of the Company that is competent to appoint our auditors upon the proposal of our Board of Directors. Our Compensation Committee is composed of four members who meet the definition of independence contained in NASDAQ Listing Rule 5602(a) and is governed by a charter which sets forth its composition and defines its scope of authority. However, in accordance with French law, the Compensation Committee is not vested with the same scope of authority and responsibilities as set out in the NASDAQ Listing Rules.

On August 26, 2020, the Board of Directors approved the creation of a Strategic Committee to address strategic issues and governed by a charter which sets forth its composition and defines its scope of authority.

The NASDAQ Listing Rules require shareholder approval when a plan or other equity compensation arrangement is established or materially amended. While the Company may, from time to time, obtain shareholder approval of an equity compensation arrangement in order to obtain advantageous tax treatment or otherwise, as a general matter, we intend to follow our French home country practice, which does not require shareholder approval of such plans or arrangements, rather than complying with this NASDAQ rule.

Because we are a “foreign private issuer” as described above, our Chief Executive Officer and our Chief Financial Officer issue the certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 on an annual basis (with the filing of our annual report on Form 20-F) rather than on a quarterly basis as would be the case of a US  corporation filing quarterly reports on Form 10- Q.

French corporate law provides that the Board of Directors must vote to approve a broadly defined range of related-party transactions (conventions règlementées) between EDAP on the one hand and its directors and Chief Executive Officer on the other hand, which are then presented to shareholders for approval at the next annual meeting. This legal safeguard operates in place of certain provisions of the NASDAQ Listing Rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

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

Exhibit Description

Number:

1.1		By-laws (statuts) of EDAP TMS S.A. as amended as of January 24, 2022

2.1#

Form of Amended and Restated Depositary Agreement between EDAP TMS S.A. and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit 1.2 to Form F-6 dated September 15, 2011, SEC File No. 333-176843).

2.2		Form of American Depositary Receipt (included in Exhibit 2.1).

2.3		Description of securities registered under Section 12 of the Exchange Act

4.1#

French version of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France (incorporated herein by reference to Exhibit 4.1 to Form 20-F dated April 4, 2016, SEC File No. 000-29374)

4.2#

English language summary of Commercial Lease dated July 1, 2015 between Maison Antoine Baud and EDAP TMS France (incorporated herein by reference to Exhibit 4.2 to Form 20-F dated April 4, 2016, SEC File No. 000-29374)

4.3†#		2004 Stock Option Plan on Form S-8 dated April 24, 2013, File Number 333-188112

4.4†#		2007 Stock Option Plan on Form S-8 dated April 24, 2013, File Number 333-188112

4.5†#		2010 Stock Option Plan on Form S-8 dated April 24, 2013, File Number 333-188112

4.6†#		2013 Stock Option Plan on Form S-8 dated April 24, 2013, File Number 333-188112

4.7†#		2016 Stock Option Plan on Form S-8 dated April 5, 2017, File Number 333-217160

4.8†#		2019 Stock-Option Subscription Plan on Form S-8 dated June 16, 2021, File Number 333-257142

4.9†#		2019 Stock-Option Purchase Plan on Form S-8 dated June 16, 2021, File Number 333-257142

4.10†#		2021 Free Share Plan on Form S-8 dated September 28, 2021, File Number 333-259857

4.11†#		2021 Share Subscription Option Plan on Form S-8 dated November 18, 2021, File Number 333-261182

8.1		List of significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure” of this Annual Report on Form 20-F

12.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1		Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Consent of KPMG.

101.INS		Inline XBRL Instance Document

101.SCH		Inline XBRL Taxonomy Extension Schema Document.

101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF		Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB		Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†  Indicates a management contract or any compensatory plan, contract or arrangement.

#  Indicates a document previously filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 8, 2022	/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 8, 2022	/s/ François Dietsch
François Dietsch
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
EDAP TMS S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 8, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company’s revenue recognition process related to the identification of distinct performance obligations included in multiple-element arrangements. For certain medical device sales, we obtained and read the executed contracts and assessed the Company’s identification of distinct performance obligations.

Lyon, April 8, 2022

KPMG Audit

A division of KPMG S.A.

Sara Claire Righenzi Hugon de Villers

Partner

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
EDAP TMS S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited EDAP TMS S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 8, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

Lyon, April 8, 2022

KPMG Audit

A division of KPMG S.A.

Sara Claire Righenzi Hugon de Villers

Partner

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2021	2020
Current assets
Cash and cash equivalents	2	47,183	24,696
Current portion of net trade accounts and notes receivable	3	10,864	11,307
Other receivables	4	1,255	1,031
Inventories	5	7,499	7,989
Other assets, current portion	6	581	369
Total current assets		67,382	45,393
Non-current assets
Property and equipment, net	7	3,617	3,704
Operating lease right-of-use assets	8	1,555	1,895
Intangible assets, net	9	728	761
Goodwill	9	2,412	2,412
Deposits and other non-current assets		634	655
Deferred tax assets	23‑3	898	374
Net Trade accounts and notes receivable, non-current	3	—	—
Total assets		77,226	55,193
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	10	5,512	5,708
Deferred revenues, current portion	11	3,408	2,701
Social security and other payroll withholdings taxes		1,314	1,176
Employee absences compensation		704	698
Income taxes payable		501	129
Other accrued liabilities	12	2,755	2,774
Short-term borrowings	14	1,914	2,638
Current obligations under finance leases	13‑1	340	344
Current portion of operating lease obligations	13‑2	673	802
Current portion of long-term debt	15‑1	830	4,532
Total current liabilities		17,951	21,504
Non-current liabilities
Deferred revenues, non-current	11	440	926
Obligations under finance leases	13‑1	430	555
Operating lease obligations, non-current	13‑2	888	1,099
Long-term debt, non-current	15‑1	4,930	1,143
Other long-term liabilities	16	2,534	3,720
Total liabilities		27,172	28,945
Shareholders’ equity
Common stock, €0.13 par value; 33,758,564 shares issued and 33,466,136 shares outstanding at December 31, 2021 €0.13 par value 29,457,744 shares issued and 29,165,316 shares outstanding at December 31, 2020		4,389	3,830
Additional paid-in capital		89,621	66,548
Retained earnings		(39,438)	(40,139)
Cumulative other comprehensive loss		(3,589)	(3,064)
Treasury stock, at cost; 292,428 shares at December 31, 2021 and at December 31, 2020	17	(928)	(928)
Total shareholders’ equity	17	50,054	26,248
Total liabilities and shareholders’ equity		77,226	55,193

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the years ended December 31, 2021, 2020 and 2019

(in thousands of euros except share and per share data)

	Note	2021	2020	2019
Sales of goods		29,040	27,523	30,111
Sales of RPPs & leases		4,968	4,745	5,747
Sales of spare parts and services		10,052	9,382	9,001
Total sales	18	44,060	41,649	44,859
Other revenues	19	6	12	52
Total revenues		44,065	41,662	44,912

Cost of goods		(16,181)	(14,951)	(15,442)
Cost of RPPs & leases		(3,108)	(2,601)	(3,000)
Cost of spare parts and services		(6,354)	(5,732)	(5,467)
Total cost of sales	20	(25,643)	(23,283)	(23,909)

Gross profit		18,422	18,379	21,002

Research and development expenses	21	(3,402)	(4,496)	(3,728)
Selling and marketing expenses		(10,732)	(9,279)	(10,850)
General and administrative expenses		(5,900)	(4,335)	(4,224)

Income (loss) from operations		(1,612)	269	2,201
Financial (expense) income, net	22	145	(98)	(146)
Foreign currency exchange gain (loss), net		2,360	(1,359)	136

Income (loss) before taxes	23‑1	893	(1,188)	2,191
Income tax (expense) benefit	23‑2	(193)	(516)	(679)
Net income (loss)		700	(1,704)	1,512
Basic income (loss) per share	24	0.02	(0.06)	0.05
Diluted income (loss) per share	24	0.02	(0.06)	0.05
Basic Weighted average shares outstanding	24	32,129,047	29,148,108	29,016,118
Diluted Weighted average shares outstanding	24	32,422,871	29,148,108	29,615,466

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2021, 2020 and 2019

(in thousands of euros unless otherwise noted)

		2021	2020	2019
Net income (loss)		700	(1,704)	1,512
Other comprehensive income (loss) :
Foreign currency translation adjustments	17‑6	(554)	410	(61)
Provision for retirement indemnities	17‑6	77	(38)	374
Deferred tax for retirement indemnities	17‑6	(48)		—
Comprehensive income (loss), net of tax		175	(1,332)	1,825

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2021, 2020 and 2019

(in thousands of euros unless otherwise noted)

			Additional	Retained	Other
	Number	Common	paid-in	Earnings /	comprehensive	Treasury
	of shares	stock	capital	(Loss)	income (loss)	stock	Total
Balance as of December 31, 2018	28,997,866	3,818	65,983	(39,947)	(3,748)	(1,142)	24,964
Net (loss) / income	—	—	—	1,512	—	—	1,512
Translation adjustment	—	—	—	—	(61)	—	(61)
Stock-Options granted or exercised	—	—	232	—	—	—	232
Capital increase	65,600	9	116	—	—	—	124
Treasury stock disposition	78,100	—	—	—	—	214	214
Provision for retirement indemnities	—	—	—	—	374	—	374
Balance as of December 31, 2019	29,141,566	3,826	66,331	(38,435)	(3,436)	(928)	27,359
Net (loss) / income	—	—	—	(1,704)	—	—	(1,704)
Translation adjustment	—	—	—	—	410	—	410
Stock-Options granted or exercised	—	—	160	—	—	—	160
Capital increase	23,750	3	57	—	—	—	60
Treasury stock disposition	—	—	—	—	—	—	—
Provision for retirement indemnities	—	—	—	—	(38)	—	(38)
Balance as of December 31, 2020	29,165,316	3,830	66,548	(40,139)	(3,064)	(928)	26,248
Net (loss) / income	—	—	—	700	—	—	700
Translation adjustment	—	—	—	—	(554)	—	(554)
Stock-Options granted or exercised	—	—	1,900	—	—	—	1,900
Capital increase net of issuance costs of €1,961 thousand	4,300,820	559	21,173	—	—	—	21,732
Treasury stock disposition	—	—	—	—	—	—	—
Provision for retirement indemnities	—	—	—	—	77	—	77
Deferred tax for retirement indemnities	—	—	—	—	(48)	—	(48)
Balance as of December 31, 2021	33,466,136	4,389	89,621	(39,439)	(3,589)	(928)	50,054

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2020 and 2019

(in thousands of euros unless otherwise noted)

	2021	2020	2019
Cash flows from operating activities
Net income (loss)	700	(1,704)	1,512
Adjustments to reconcile net income (loss) to net cash generated by (used in) operating activities:
Depreciation and amortization	1,920	2,105	1,879
Share based compensation	1,900	160	260
US Paycheck Protection Program Forgiveness	(187)
Change in allowances for doubtful accounts & slow-moving inventories	363	734	176
Change in long-term provisions	(350)	455	(6)
Net capital loss on disposals of assets	142	291	79
Deferred tax expense (benefit)	(563)	45	(106)
Operating cash flow	3,925	2,087	3,794
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	(103)	1,137	908
Decrease (Increase) in inventories	166	(554)	(1,036)
Decrease (Increase) in other assets	(210)	69	(60)
(Decrease) Increase in trade accounts and notes payable	(38)	(422)	(249)
(Decrease) Increase in accrued expenses, other current liabilities	706	(339)	445
Net change in operating assets and liabilities	520	(110)	6
Net cash generated by (used in) operating activities	4,445	1,977	3,800
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(1,161)	(1,339)	(1,020)
Proceeds from sale of leased back assets	—	—	—
Acquisitions of property and equipment	(393)	(531)	(396)
Acquisitions of intangible assets	(92)	(103)	(35)
Decrease (Increase) of other financial assets	13	(2)	(14)
Increase in deposits and guarantees	(6)	(36)	(67)
Net cash generated by (used in) investing activities	(1,638)	(2,011)	(1,532)
Cash flow from financing activities:
Proceeds from capital increase (1)	21,289	—	—
Proceeds from stock-option exercise	442	60	310
Proceeds from long term borrowings, net of financing costs	1,058	4,848	688
Repayment of long term borrowings	(1,401)	(519)	(1,087)
Repayment of obligations under financing leases	(406)	(321)	(396)
Increase (decrease) in bank overdrafts and short-term borrowings	(717)	(867)	(179)
Net cash generated by (used in) financing activities	20,266	3,201	(664)
Net effect of exchange rate changes on cash and cash equivalents	(585)	642	(182)
Net increase (decrease) in cash and cash equivalents	22,488	3,810	1,422
Cash and cash equivalents at beginning of year	24,696	20,886	19,464
Cash and cash equivalents at end of year	47,183	24,696	20,886

(1) The proceeds from capital increase of €21,289 thousands relate to the Company’s successful common stock offering in April 2021 – refer to note 17-1.

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

Since the occurrence in 2020 of the COVID-19 virus, we have implemented numerous precautions and protective measures to safeguard our employees and to ensure an uninterrupted supply of our devices and disposables, adjusting supply chain activity and curtailing all business travel. We continue to closely monitor the situation. The pandemic has resulted in further postponement and/or cancelation of the sale and installation of new devices and disposables in hospitals or clinics as investment decisions are put on hold or their resources are refocused on COVID-19.

1-2     Basis of preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

1-3     Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) requires management to make estimates and assumptions, such as business plans, stock price volatility, duration of standard warranty per market, duration and interest rate of operating leases, price of maintenance contracts used to determine the amount of revenue to be deferred and life duration of our range of products. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular regarding the estimate of future sales in our business plans, the prolonged impact of the COVID19 pandemic and lack of visibility on the return to normal sales cycles has created a higher level of uncertainty. Actual results could differ from those estimates.

1-4     Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries after elimination of intercompany balances and transactions. We do not have any significant interests in any variable interest entities.

1-5     Revenue recognition

The Company’s revenue consists of:

- Sales of goods (devices and consumables), where invoicing generally takes place upon delivery. Consumables revenues included in sales contracts are deferred until delivery.

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

Cash investments with a maturity higher than 90 days are considered as short-term investments. There is no short-term investment at December 31, 2021.

1-9     Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for 2021 and 2020 approximated €0 thousands and €827 thousands, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers. 2020 write-offs are linked to the liquidation of the Italian’ subsidiary.

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

When impairment indicators are identified, the impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, including goodwill. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

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

1-15     Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 2 years depending on the market. The warranty expense is incurred at time of accrual and not when paid. Warranty expense amounted to €110 thousand, €266 thousand and €131 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.

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

1-18     Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred and are included in selling and administrative expenses in the accompanying consolidated statements of income (loss). Advertising costs amounted to €490 thousand, €291 thousand and €739 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Gains and losses from derivative instruments are recorded in the Statement of Income (loss). As of December 31, 2021, there are no derivative instruments.

1-22     Employee stock option and free shares plan

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the consolidated statements of income (loss) and comprehensive income (loss) as an operating expense over the requisite service period. The fair value of stock options is determined using the Black-Scholes option-pricing model. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. The fair value of free shares is measured using the fair value of the Company's shares as if the free shares were vested and issued on the grant date. Forfeited stock-options and free shares are recognized as they occur, in accordance with ASU 2016-09. The Company recognizes compensation cost for employee awards with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

At December 31, 2021, the Company had four stock-based employee compensation plans and one free shares plan.

1-23     Warrants

Not applicable.

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

Lease payments included in the measurement of the lease liability comprise the following: the fixed payments, including in-substance fixed payments over the lease term (which includes termination penalties the Company would owe if the lease term assumes the Company’s exercise of a termination option), variable lease payments that depend on an index or rate payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, the exercise price of an option to

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

purchase the underlying asset if the company is reasonably certain to exercise the option, and amounts expected to be payable under a Company provided residual value guarantee. Documentation of the discount rates used is provided by a credit simulation carried out by the bank for similar goods and duration.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expenses in the Company’s consolidated statements of income (loss) in the same line item as expenses arising from fixed lease payments (operating leases) or amortization of the ROU asset (finance leases).

Our real estate leases generally include non-lease maintenance services. The consideration in the contract is allocated to the lease and non-lease components based on standalone selling prices.

Some of our real estate leases contain variable lease payments, including payments based on an index or rate. Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease commencement, and changes to index and rate-based variable lease payments are recognized in profit or loss in the period of the change. Variable payments that do not depend on an index or rate, such as rental payments based on the use of the underlying asset or property taxes and insurance reimbursement, are recorded as operating expenses when incurred. Lease modifications result in remeasurement of the lease payments when that modification is not accounted for as a separate contract.

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

1-25     Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

Effective January 1, 2021, the Company adopted ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The adoption of ASU 2019-12 did not have a material impact on the Company’s financial position or results of operations.

Accounting Pronouncements issued not yet adopted

In July 2021, the FASB issued ASU 2021-05 (Lessors—Certain leases with variable lease payments) which requires lessors to classify as operating leases those leases with variable lease payments that do not depend on an index or rate if another classification (i.e. sales-type or direct financing) would result in a commencement date (‘day 1’) selling loss. This standard is effective for the Company in fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of the this guidance on its Consolidated Financial Statements. The Company does not expect that this new standard will have a material impact on its consolidated financial statements.

In November 2021,  the FASB issued ASU 2021-10 creating new Codification Topic 832 (government assistance), which requires business entities to disclose information about certain government assistance that they receive. The new Topic 832 disclosure requirements include: the nature of the transactions and the related accounting policies used; the line items on the balance sheet and income statement that are affected and the amounts applicable to each financial statement line item; and significant terms and conditions of the transactions. Topic 832 is effective for the Company in fiscal years beginning after December 15, 2021. The Company is currently assessing the impact of the above guidance on its Consolidated Financial Statements.

2— CASH EQUIVALENTS

Cash equivalents at December 31, 2021 and 2020 only comprise cash investments which are highly liquid and have initial maturities of 90 days or less.

	2021	2020
Total cash and cash equivalents	47,183	24,696
Short term investment	—	—
Total cash and cash equivalents	47,183	24,696

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

3— TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	2021	2020
Trade accounts receivable	10,992	11,363
Notes receivable	615	667
Less: allowance for doubtful accounts	(742)	(722)
Total	10,864	11,307
Less current portion	(10,864)	(11,307)
Total long-term portion	—	—

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to a net cost of €2 thousand, a net cost of €87 thousand and €84 thousand, respectively for the years ended December 31, 2021, 2020 and 2019.

4— OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2021	2020
Research and development tax credit receivable from the French State	617	492
Value-added taxes receivable	574	403
Other receivables from Government and public authorities	—	64
Others	64	72
Total	1,255	1,031

5— INVENTORIES

	December 31,
	2021	2020
Components, spare parts	4,955	6,050
Work-in-progress	250	226
Finished goods – own manufactured products	1,166	1,283
Finished goods – distribution products	2,598	1,994
Total gross inventories	8,968	9,552
Less: allowance for slow-moving inventory and net realizable value	(1,470)	(1,563)
Total	7,499	7,989

The provision for slow moving inventory relates to components and spare parts. The allowance for slow moving inventory (excluding exchange rate impact), the increases in which are classified within cost of sales, amounted to a cost of €371 thousand for the year ended December 31, 2021, a cost of €651 thousand for the year ended December 31, 2020, and a cost of €168 thousand for the year ended December 31, 2019, respectively.

6— OTHER ASSETS

Other assets consist of the following:

	December 31,
	2021	2020
Prepaid expenses, current portion	581	369
Total	581	369

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Prepaid expenses mainly consist of rental and future congresses and conferences expenses.

7— PROPERTY AND EQUIPMENT, NET

Property and equipment consist of Property and equipment purchased or capitalized by the Company and finance leases for 2021 and 2020.

7-1     Property and Equipment, net

Property and equipment consist of the following:

	2021	2020
Equipment	8,894	8,405
Furniture, fixture, and fittings and other	2,678	2,736
Total gross value	11,572	11,141
Less: accumulated depreciation and amortization	(8,594)	(8,142)
Total	2,978	3,000

Depreciation expense related to property and equipment amounted to €1,521 thousand, €1,695 thousand and €1,511 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.

Assets leased to customers:

Capitalized costs on equipment leased to customers of €423 thousand and €264 thousand are included in property and equipment at December 31, 2021 and 2020, respectively. Accumulated amortization of these assets leased to third parties was €108 thousand and €102 thousand, at December 31, 2021 and 2020, respectively.

Depreciation expense on equipment leased to customers is included in total depreciation expense and amounted to €40 thousand, €240 thousand and €23 thousand, for the years ended December 31, 2021, 2020 and 2019, respectively.

7-2     Finance leases

Finance lease right-of-use assets in 2021 and previous years consist of the following:

	2021	2020
Facilities	290	—
Equipment	220	359
Vehicles and IT equipment	1,497	1,196
Total gross value	2,007	1,554
Less: accumulated depreciation and amortization	1,368	850
Total	639	704

Depreciation expense related to finance lease right-of-use assets amounted to €275 thousand, €401 thousand and €448 for the years ended December 31, 2021, 2020, 2019, respectively.

The reduction to right-of-use assets resulting from reductions to finance lease obligations amounted to €315 thousand  and €670 thousand for the years ended December 31, 2021 and 2020 respectively.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

8— OPERATING LEASE RIGHT-OF-USE ASSETS

Operating lease right-of-use assets consist of the following:

	2021	2020
Facilities	1,290	1,584
Equipment	158	237
Furniture, fixture, and fittings and other	107	74
Total net operating lease right of use	1,555	1,895

The reduction to right-of-use assets resulting from reductions to operating lease obligations amounted to € 917 thousand and €930 thousand for the years ended December 31, 2021 and 2020 respectively.

Variable lease costs related to above contracts amounted to €123 thousand and €101 thousand for the years ended December 31, 2021 and 2020 respectively.

Non-recognized lease liabilities for short term leases amounted to €70 thousand and €71 thousand for the years ended December 31, 2021 and 2020 respectively.

9— GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-13, ASC 350 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segments — High Intensity Focused Ultrasound (HIFU), Lithotripsy (ESWL) and Distribution services (DIST) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €496 thousand for the ESWL division, 1,271 thousand for the DIST division and to €645 thousand for the HIFU division, at December 31, 2021.

The Company completed the required annual impairment test in the fourth quarter of 2021. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the three reportable units. In all three cases, the fair value of the reporting unit was in excess of the reporting unit’s book value, which resulted in no goodwill impairment.

Intangible assets consist of the following:

	2021	2020
Licenses	1,448	1,570
Trade name and trademark	400	412
Patents	412	412
Organization costs	225	225
Total gross value	2,484	2,619
Accumulated amortization for licenses	(723)	(813)
Accumulated amortization for trade name and trademark	(397)	(409)
Accumulated amortization for patents	(412)	(412)
Accumulated amortization for organization costs	(225)	(225)
Less: Total accumulated amortization	(1,756)	(1,858)
Total	728	761

Amortization expenses related to intangible assets amounted to €125 thousand, €113 thousand and €113 thousand, for the years ended December 31, 2021, 2020 and 2019, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31,
2021
2022	130
2023	118
2024	110
2025	101
2026	101
Total	561

10— TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	2021	2020
Trade accounts payable	5,511	5,708
Notes payable	1	0
Total	5,512	5,708

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

11— DEFERRED REVENUES

Deferred revenues consist of the following:

	2021	2020
Deferred revenues on maintenance contracts	1,624	1,761
Deferred revenue on RPP	315	255
Deferred revenue on sale of devices	114	135
Deferred revenue on extension of warranty, included in sales contracts	740	782
Deferred revenue on treatment probe lease and other	1,055	693
Total	3,848	3,627
Less long term portion	(440)	(926)
Current portion	3,408	2,701

Deferred revenue on extension of warranty will be recognized over the following periods:

December 31,
2021
2022	350
2023	260
2024	82
2025	43
2026	5
Total	740

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Changes in deferred revenue on extension of warranty are as follows:

Total
Balance as of December 31, 2019	837
New extension of warranty	206
Recognition of revenue	(261)
Balance as of December 31, 2020	782
New extension of warranty	256
Recognition of revenue	(298)
Balance as of December 31, 2021	740

12— OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	2021	2020
Retirement indemnities	2,382	2,665
Provision for warranty costs	252	368
Accruals for payroll and associated taxes	944	734
Conditional government advances	463	1,097
Value added tax payable	463	420
Advances received from customers	225	551
Provision for Asset Retirement Obligation (Japan)	109	113
Provision for employee termination indemnities (Korea)	97	69
Others	353	477
Total	5,289	6,494
Less non-current portion	(2,534)	(3,720)
Current portion	2,755	2,774

We received government conditional advances and grants for advanced research program HECAM which are provided for and managed by French state-owned entity “Banque Publique d’Investissement” (“Bpifrance”). This arrangement consists of both grants and conditional advances which are paid in fixed instalments at predetermined contractual dates, subject generally to milestones based on progress of the research and documentation. Grants received are non-refundable. Conditional advances received are subject to a fixed 1.44% interest rate.

Despite a first mono-centric study successfully implemented with Lyon’s Centre Leon Bérard cancer center, we decided not to pursue the development of HIFU for liver cancer as a per-operative approach. The multi-centric Phase II study, which was to be initiated following the mono-centric study, will not be implemented. We considered that the per-operative approach initially targeted will not offer the breakthrough innovation expected by the market and will lead to comparative lengthy clinical studies with existing therapeutic solutions to fulfill the requirement of the new European MDR regulations which became effective in May 2021.

In 2020, the Company decided to reorient the efforts, knowledge and assets resulting from the HECAM project in two directions. The first one, with a technology and approach very similar to the one developed for liver cancer, will focus on pancreatic cancer for patients with few or even no alternatives. The second one will still target liver cancer application but through an extracorporeal solution to offer to patients affected by primary or metastatic liver cancer an undisputable benefit compared to the existing alternatives. In 2021, after discussing with Bpifrance, the Company decided not to pursue the HECAM project  under the initial parameters and based on results obtained as part of the HECAM program, we had to reimburse €0.6 million, with the balance of €0.4 million reclassified as a non-refundable grant.

In 2021, we also received conditional advances for €0.4 million from Banque Publique d’Investissements for business development programs in China and Africa.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Grants that relate to expenses we incur for this research program are recognized in the line item “Research and Development Expenses” in the period in which the expenses subject to the grants have been incurred (see Note 21).

Conditional advances as of December 31, 2021 mature as follows:

2022	6
2023	12
2024	93
2025	93
2026 and thereafter	260
Total	463

Changes in the provision for warranty costs are as follows:

	2021	2020
Beginning of year	368	370
Amount used during the year	(225)	(269)
New warranty expenses	110	266
End of year	252	368
Less current portion	(206)	(262)
Long term portion	46	106

13— LEASE OBLIGATIONS

13-1     Financing leases

The Company leases certain of its equipment under finance leases. At December 31, 2021, this equipment consists of medical devices for a liability amount of €100 thousand and vehicles and other IT equipment for a liability amount of €670 thousand.

Maturities of finance leases liabilities for the years ended December 31, 2021 and 2020 are as follows:

December 31,
2021
2022	358
2023	215
2024	124
2025	75
2026 and thereafter	53
Total undiscounted minimum lease payments	825
Less: amount representing interest	(55)
Present value of minimum lease payments	770
Less: current portion	(340)
Long-term portion	430

December 31,
2020
2021	360
2022	280
2023	190
2024	72
2025 and thereafter	28
Total undiscounted minimum lease payments	930
Less: amount representing interest	(33)
Present value of minimum lease payments	899
Less: current portion	(344)
Long-term portion	555

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Interest paid under finance lease obligations was €55 thousand, €33 thousand and €29 thousand the years ended December 31, 2021, 2020 and 2019 respectively.

The weighted average remaining lease term and the weighted average discount rate for finance leases at December 31, 2021 was 2.11 years and  2.93% and at December 31, 2020 was 2.38 years and 3.06%.

13-2     Operating leases

Maturities of operating lease liabilities consist of the following amounts:

December 31,
2021
2022	673
2023	523
2024	277
2025	69
2026 and thereafter	20
Total undiscounted minimum lease payments	1,562
Less: current portion	(673)
Long-term portion	888

December 31,
2020
2021	803
2022	523
2023	381
2024	195
2025 and thereafter	—
Total undiscounted minimum lease payments	1,901
Less: current portion	(802)
Long-term portion	1,099

The weighted average remaining lease term and the weighted average discount rate for operating leases at December 31, 2021 was 2.62 years and 1.69% and at December 31, 2020 was 2.80 years and 1.45%.

Total rent expenses under operating leases amounted to €953 thousand, €941 thousand and €828 thousand, for the years ended December 31, 2021, 2020 and 2019, respectively. These total rent expenses are related to office rentals, office equipment and car rentals.

14— SHORT-TERM BORROWINGS

As of December 31, 2021 and 2020, short-term borrowings consist mainly of €1,914 thousand and €2,638 thousand of factored account receivables and for which the Company maintains the effective control, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

15— LONG TERM DEBT

15-1     Long-term debt:

	December 31,
	2021	2020
France term loan	4,848	4,394
Japanese term loan (YEN)	786	900
Germany term loan	111	193
USA term loan	—	180
Korea term loan	11	—
Malaysia term loan	3	8
Total long term debt	5,759	5,675
Less current portion	(830)	(4,532)
Total long-term portion	4,930	1,143

As of December 31, 2021 and 2020, long-term debt in Japan consists of two loans in Yen subscribed with the following conditions:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP Technomed Co. Ltd	80,000,000	August 2, 2026	1.98%	Monthly instalment
EDAP Technomed Co. Ltd	50,000,000	April 2, 2025	1.8%	Monthly instalment

As of December 31, 2021 and 2020 , long-term debt in Germany consists of one loan in euro with the following conditions :

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS GMBH	400,000	April 30, 2023	2.40%	Monthly instalment

This loan was pledged against an HIFU equipment with a purchase value of €438 thousand.

As of December 31, 2021, long-term debt in France consists of three loans in Euro subscribed in 2020 which conditions and maturity were updated and a new loan in Euro subscribed in 2021 with the following conditions:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	780,457	April 1, 2025	0.99%	Monthly instalment

This loan is pledged against the countervalue in dollars on the loan. This loan constitutes a complete financial package of €1,530,000, of which €780,457 were drawn at the end of December 2021 to finance HIFU treatment probes.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	2,000,000	July 30, 2026	0.73%	Monthly instalment

This loan is a COVID-related loan guaranteed by the French government in 2020 with an initial one year repayment term subsequently extended to six years.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	2,000,000	August 4, 2026	0.73%	Monthly instalment

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

This loan is a COVID-related loan guaranteed by the French government in 2020 with an initial one year repayment term subsequently extended to six years.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	72,222	July 5, 2024	0.45%	Monthly instalment

This new loan is related to the acquisition of computer servers.

As of December 31, 2020, long-term debt in France consists of a loan in Euro to finance the ERP project and three loans in Euro subscribed in 2020 with the following conditions:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	700,000	October 16, 2021	0.40%	Quarterly instalment

This loan is related to the ERP SAP project. This four-year loan was fully reimbursed in October 2021

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	218,000	April 1, 2025	0.99%	Monthly instalment

This loan is pledged against the countervalue in dollars on the loan. This loan constitutes a complete financial package of €1,530,000, of which €218,000 was drawn at the end of December to finance HIFU treatment probes.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	2,000,000	August 11, 2021	0.25%	Monthly instalment

This loan is a COVID-related loan guaranteed by the French government in 2020 with an initial one year repayment term.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	2,000,000	August 4, 2021	0.25%	Monthly instalment

This loan is a COVID-related loan guaranteed by the French government in 2020 with an initial one year repayment term.

As of December 31, 2021 and 2020, long-term debt in Malaysia consisted of a loan in Ringgit with the following conditions:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TECHNOMED SDN BHD	90,000	July 31, 2022	4.64%	Monthly instalment

As of December 31, 2020, long-term debt in USA consisted of a loan in USD with the following conditions:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TECHNOMED INC	221,217	May 14, 2022	1%	Monthly instalment

This loan was linked to the US Paycheck Protection Program and was forgiven in 2021.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

15-2     Financial instruments carried at fair value:

As of December 31, 2021, there are no financial instruments such as warrants.

Refer to Note 26 for more details on the fair value of other Financial Instruments.

15-3     Long-term debt maturity:

Long-term debt carried at amortized cost at December 31, 2021 matures as follows:

2022	828
2023	1,512
2024	1,504
2025	1,229
2026 and thereafter	686
Total	5,759

16— OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	2021	2020
Provision for retirement indemnities (Japan & France), less current portion	2,281	2,273
Provision for employee termination indemnities (Korea) less current portion	97	69
Provision for Asset Retirement Obligation (Japan) less current portion	109	113
Provision for warranty costs, less current portion	46	106
Conditional government advances, less current portion	—	1,097
Accrued interest less current portion	—	62
Total	2,534	3,720

Provision for asset retirement obligation in Japan is related to subsidiary’s offices and warehouses.

Pension, post-retirement and post-employment benefits for most of the Company’s employees are sponsored by European governments. In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement indemnity plans in place. The provision for retirement indemnities at December 31, 2021 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires if he or she is still present at the Company at the date of retirement. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management’s best estimate based on the following assumptions as of year-end :

	Pension benefits France
	2021	2020
Discount rate	1.05%	0.60%
Salary increase	2.50%	2.50%
Retirement age	65	65
Average retirement remaining service period	24	24

	Pension benefits Japan
	2021	2020
Discount rate	0.60%	0.60%
Salary increase	2.50%	2.50%
Retirement age	60	60
Average retirement remaining service period	14	14

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The discount rate retained is determined by reference to the high quality rates for AA- rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

In 2021, provision presentation according to ASC 715 in thousands of euros :

	France	Japan
Non-current liabilities	1,080	1,200
Current liabilities	—	102
Accumulated other comprehensive income (loss)	(38)	(126)
Total	1,042	1,176

In 2020, provision presentation according to ASC 715 in thousands of euros:

	France	Japan
Non-current liabilities	1,032	1,241
Current liabilities	80	69
Accumulated other comprehensive income (loss)	(111)	(130)
Total	1,000	1,181

The Company does not have a funded benefit plan. Detailed reconciliation of pension cost components (in thousands of euros) during fiscal year for each of the three years ending December 31, 2021 is as follows :

France	2021	2020	2019
Change in benefit obligations:
Benefit obligations at beginning of year	1,111	969	976
Service cost	90	88	68
Interest cost	6	9	16
Net loss or (gain)	—	—	2
Actuarial (gain) or loss	(72)	46	(93)
Amortization of net prior service cost	—	1	1
Benefits paid	(56)	—	—
Benefit obligations at end of year (1)	1,080	1,111	969
Unrecognized actuarial (gain) loss (2)	22	94	48
Unrecognized prior service cost (2)	16	17	18
Accrued pension cost	1,042	1,000	902
(1)	The accumulated benefit obligation was €780 thousand and €800 thousand at December 31, 2021 and 2020 respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognized as components of net periodic benefit costs in 2021 is 0 thousand.

Japan	2021	2020	2019
Change in benefit obligations:
Benefit obligations at beginning of year	1,310	1,230	1,311
Service cost	120	123	140
Interest cost	7	7	6
Amortization of net loss	—	1	27
Actuarial (gain) / loss	—	(1)	(294)
Benefits paid	(97)	(5)	(3)
Exchange rate impact	(39)	(44)	42
Benefit obligations at end of year(1)	1,302	1,310	1,230
Unrecognized actuarial (gain) loss (2)	126	130	136
Unrecognized prior service cost (2)	—	—	—
Accrued pension cost	1,176	1,181	1,093
(1)	The accumulated benefit obligation was €1,123 thousand and €1,134 thousand at December 31, 2021 and 2020, respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognized as components of net periodic benefit costs in 2021 is 0 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan
2022	—	102
2023	67	110
2024	—	152
2025	—	162
2026	91	160
2027-2031	277	449
	435	1,135

17— SHAREHOLDERS’ EQUITY

17-1     Common stock

As of December 31, 2021, EDAP TMS S.A.’s common stock consisted of 33,758,564 issued shares fully paid and with a par value of € 0.13 each. 33,466,136 of the shares were outstanding.

In April 2021, the Company completed a successful common stock offering and issued 4,150,000 new common shares in the form of ADS for $6.75 per share which resulted in gross proceeds of €23,255 thousand. In connection with this offering, the Company incurred issuance costs amounting to €1,961 thousand.

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

17-3     Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of 15,367 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

17-4     Treasury stock

As of December 31, 2021, all 292,428 shares held as treasury stock consisted of (i) 112,138 shares acquired between August and December 1998 and (ii) 180,290 shares acquired in June and July 2001 for a total of €928 thousand. All treasury stocks have been acquired to cover stock purchase options (see Note 17-5).

17-5     Stock-option and free share plans

As of December 31, 2021, EDAP TMS S.A. sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group:

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe  500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe to new shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of January 18, 2017 (i.e., four years after the date of grant). The options expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2013 the total fair value of the

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

options granted under this plan was €660 thousand. This non-cash financial charge has been recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method). Under this plan, 262,500 options are outstanding and exercisable at December 31, 2021.

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

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 165,000 options to subscribe to new shares to certain employees of EDAP TMS on August 29, 2018. The exercise price was fixed at €2.65 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of August 29, 2022 (i.e., four years after the date of grant). The options expire on August 29, 2029 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2018, the total fair value of the options granted on August 29, 2018 under this plan was €219 thousand. This non-cash financial charge is recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 155,000 options to subscribe to new shares to certain employees of EDAP TMS on April 4, 2019. Forfeited options corresponding to employees’ departures were re-allocated. The exercise price was fixed at €3.90 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of April 4, 2023 (i.e., four years after the date of grant).The options expire on April 4, 2029 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2019, the total fair value of the options granted on April 4, 2019 under this plan was €299 thousand. This non-cash financial charge is  recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

The impact of this February 18, 2016 Plan on operating income, in accordance with ASC 718, was €289 thousand, €260 thousand and €160 thousand in 2018, 2019 and 2020, respectively.

Under this 2016 plan, 758,580 options are outstanding, 672,330 options are exercisable and 150,820 options are exercised at December 31, 2021.

On June 28, 2019, the shareholders authorized the Board of Directors to grant up to a maximum of 358,528 options to purchase pre-existing shares and to grant 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this June 28, 2019 stock option plan, the Board of Directors granted 292,428 options to purchase pre-existing shares and 1,000,000 options to subscribe to new shares to certain employees of EDAP TMS on June 11, 2021. The exercise price was fixed at €5.59 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of June 11, 2024 (i.e., three years after the date of grant). The options expire on June 11, 2031 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2021, the total fair value of subscription options granted on June 11, 2021 under this plan was €681 thousand and the total fair value of purchase options was €2 371 thousand. This non-cash financial charge is  recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).

Under this 2019 plan, 1,287,428 options are outstanding, 214,571 options are exercisable at December 31, 2021.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

On June 30, 2021, the shareholders authorized the Board of Directors to grant up to a maximum of 2,000,000 options to subscribe to 2,000,000 new shares at a fixed price to be set by the Board of Directors.  Conforming to this June 30, 2021 stock-option plan, the Board of Directors granted 100,000 options to subscribe to new shares to certain employees of EDAP TMS on November 17, 2021. The exercise price was fixed at €5.18 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of November 17, 2024 (i.e., three years after the date of grant). The options expire on November 17, 2031 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. At December 31, 2021, the total fair value of the options granted on November 17, 2021 under this plan was €229 thousand. This non-cash financial charge is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).

Under this 2021 plan, 100,000 options are outstanding at December 31, 2021.

Forfeited stock-options are recognized as they occur, in accordance with ASU 2016-09.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	November 2021	June 2021	2020	2019
Weighted-average expected life (years)	5.79	5.79	—	6.25
Expected volatility rates(1)	45.08%	46.34%	—%	49.45%
Expected dividend yield	0%	0%	—%	0%
Risk-free interest rate	1.32%	0.63%	—%	(0.08)%
Weighted-average exercise price (€)	5.18	5.59	—	3.90
Weighted-average fair value of options granted during the year (€)	2.29	2.37	—	1.93
(1)	Historical volatility calculated over 10 years.
(2)	There was no new plan for the year 2020.

As of December 31, 2021, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2021		2020		2019
	Options	Weighted	Options	Weighted	Options	Weighted
		average		average		average
		exercice		exercice		exercice
		price (€)		price (€)		price (€)
Outstanding on January 1,	1,186,900	2.81	1,273,900	2.78	1,347,600	2.61
Granted	1,392,428	5.56	—	—	155,000	3.90
Exercised	(150,820)	2.93	(23,750)	2.54	(143,700)	2.16
Forfeited	(20,000)	4.01	(21,250)	2.55	(85,000)	1.94
Expired	—	—	(42,000)	2.38	—	—
Outstanding on December 31,	2,408,508	4.38	1,186,900	2.81	1,273,900	2.78
Exercisable on December 31,	1,149,401	3.25	970,650	2.73	818,900	2.60
Share purchase options available for grant on December 31,	5,000		292,428		250,428

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2021:

	Outstanding options				Fully vested options (1)
		Weighted	Weighted			Weighted
		average	average	Aggregate		average	Aggregate
		remaining	exercise	Intrinsic		exercise	Intrinsic
		contractual	price	Value		price	Value
Exercise price (€)	Options	life	(€)	(2)	Options	(€)	(2)
5.59	1,287,428	9.4	5.59	—	214,571	5.59	—
5.18	100,000	9.8	5.18	11,217	—	—	—
3.90	107,500	7.8	3.90	149,657	52,500	3.90	82,726
3.22	400,000	4.3	3.22	828,866	400,000	3.22	828,866
2.65	105,000	6.7	2.65	277,477	73,750	2.65	194,860
2.39	146,080	5.3	2.39	423,948	146,080	2.39	423,948
1.91	262,500	1.0	1.91	887,818	262,500	1.91	887,818
1.91 to 5.59	2,408,508	6.3	4.38	2,578,983	1,149,401	3.25	2,418,219

(1)	Fully vested options are all exercisable options.
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $5.99 at December 31, 2021, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2021, and changes during the three years ended December 31, 2021, is presented below:

		Weighted average
		Grant-Date Fair
	Options	Value (€)
Non-vested at January 1, 2019	575,000	1.47
Granted	155,000	1.93
Vested	(204,000)	1.52
Forfeited	(70,600)	1.58
Non-vested at December 31, 2019	455,000	1.58
Non-vested at January 1, 2020	455,000	1.58
Granted	—	—
Vested	(235,000)	1.58
Forfeited	(3,750)	1.54
Non-vested at December 31, 2020	216,250	1.59
Non-vested at January 1, 2021	216,250	1.59
Granted	1,392,428	2.37
Vested	(329,571)	2.06
Forfeited	(20,000)	1.89
Non-vested at December 31, 2021	1,259,107	2.32

As of December 31, 2021, there were €1,795 thousand of total unrecognized compensation expenses related to non-vested stock-options, over a period of 2.9 years.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

On June 30, 2021, the shareholders authorized the Board of Directors to grant up to a maximum of 200,000 free shares to certain employees. Conforming to this June 30, 2021 authorization, the Board of Directors granted 61,500 free shares to certain employees of EDAP TMS on September 28, 2021. Free shares shall be definitively acquired by the relevant beneficiaires at the end of the vesting period (minimum one year period starting on the allocation date and ending on the acquisition date, i.e. two years starting on the allocation date). At December 31, 2021, the total fair value of the free shares granted on September 28, 2021 under this plan was €340 thousand. This non-cash financial charge was recognized in the Company’s operating expenses upon allocation.

Under this 2021 plan, 61,500 free shares are outstanding at December 31, 2021.

17-6    Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) net of tax, for the years ended December 31, 2021, and 2020, are as follows:

	Year Ended December 31, 2021
	Foreign currency	Provision for
	translation	retirement indemnities
	adjustment	(net of tax)	Total
Beginning balance	(2,824)	(241)	(3,064)
Other comprehensive income (loss) before reclassifications	—	—	—
Reclassified from accumulated other comprehensive loss	—	—	—
Net current-period other comprehensive income (loss)	(554)	29	(525)
Ending balance	(3,377)	(212)	(3,589)

	Year Ended December 31, 2020
	Foreign currency	Provision for
	translation	retirement indemnities
	adjustment	(net of tax)	Total
Beginning balance	(3,234)	(203)	(3,436)
Other comprehensive income (loss) before reclassifications	—	—	—
Reclassified from accumulated other comprehensive loss	—	—	—
Net current-period other comprehensive income (loss)	410	(38)	372
Ending balance	(2,824)	(241)	(3,064)

18— TOTAL SALES

Amount of net sales derived from our operations in Asia, France, the United States. and other geographical areas, are as follows:

Primary geographical markets (€)	2021	2020	2019
Asia	16,009	15,872	17,938
France	12,251	10,021	11,350
United States	5,524	5,611	5,194
Others geographical areas	10,276	10,146	10,377
Total Net Sales	44,060	41,649	44,859

The amount of net sales is recognized following the timing above:

Timing of revenue recognition	2021	2020	2019
Products transferred at a point in time	34,552	32,862	36,767
Products and services transferred over time	9,508	8,787	8,092
Total Net Sales	44,060	41,649	44,859

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

19— OTHER REVENUES

Other revenues consist of the following:

	2021	2020	2019
Licenses and others	6	12	52
Total	6	12	52

In 2021, 2020 and 2019, other revenues mainly consist of sales of a license to Theraclion and training to customers.

20— COSTS OF SALES

Costs of sales consist of the following:

	2021	2020	2019
Direct costs of sales	(16,199)	(14,058)	(14,919)
Indirect costs of sales	(9,443)	(9,225)	(8,990)
Total costs of sales	(25,643)	(23,283)	(23,909)

21— RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	2021	2020	2019
Gross research and development expenses	(4,757)	(5,173)	(4,727)
Research Tax Credit	617	492	762
Grants	739	184	236
Net Research and development expenses	(3,402)	(4,496)	(3,728)

In 2021 grants consisted mainly of national grants for the assessment and optimization of the focal treatments of prostate cancer (Perfuse development project) and of a financial impact for the development of innovative imaging solutions for the focal treatment of liver cancer (HECAM Development project). Ref. Note 12.

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

22— FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	2021	2020	2019
Interest income	10	10	20
Interest expense	(52)	(108)	(165)
Paycheck Protection Program loan forgiveness	187	—	—
Total	145	(98)	(146)

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

23— INCOME TAXES

23-1     Income / (Loss) before income taxes

Income / (loss) before income taxes is comprised of the following:

	2021	2020	2019
France	869	(2,042)	1,803
Other countries	24	854	388
Total	893	(1,188)	2,191

23-2     Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following :

	2021	2020	2019
Current income tax expense:
France	(320)	(158)	(237)
Other countries	(436)	(312)	(550)
Sub-total current income tax expense	(756)	(471)	(787)
Deferred income tax (expense) benefit:
France	8	8	(1)
Other countries	556	(53)	109
Sub-total deferred income tax (expense) benefit	563	(45)	108
Total	(193)	(516)	(679)

23-3     Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows by nature :

	2021	2020
Net operating loss carry forwards	13,611	14,014
Elimination of intercompany profit in inventory	182	161
Elimination of intercompany profit in fixed assets	278	244
Provisions for retirement indemnities	642	634
Capital leases treated as operating leases for tax	40	56
Other items	487	775
Total deferred tax assets	15,239	15,883
Total deferred tax liabilities	—	—
Net deferred tax assets	15,239	15,883
Valuation allowance for deferred tax assets	(14,341)	(15,508)
Deferred tax assets (liabilities), net of allowance	898	374

Net operating loss carryforwards available amount to €57,872 thousand as of December 31, 2021, of which €31,458 thousand relates to EDAP TMS SA, €23,097 thousand relates to Edap Technomed Inc., €1,466 thousand relates to Edap Technomed Co Ltd Japan, €1,806 thousand relates to EDAP Technomed Italia S.R.L and €45 thousand relates to Edap TMS Gmbh. These net operating losses generate deferred tax assets of €14,014 thousand as at December 31, 2021. Realization of these tax assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2021, €56,407 thousand out of these €57,872 thousand net operating loss carry-forwards have no expiration date but the amount of the net operating loss carry-forward, which can be used each year to offset taxable earnings, is limited in all jurisdictions. The remaining tax loss carry-forwards expire from years 2021 through 2031. In accordance with ASC 740, a valuation allowance is established if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

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

Starting from tax year 2020, the French corporate tax rates of taxable net income gradually decreased from 28% to 25% in 2022.

23-4     Effective tax income (expense)

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax income (loss) is as follows:

	2021	2020	2019
Theoretical income tax (expense) benefit at French statutory tax rate	(237)	333	(614)
Income of foreign subsidiaries taxed at different tax rates	(95)	9	(51)
Effect of net operating loss carry-forwards and valuation allowances	577	(858)	189
Non-taxable debt fair value variation	—	—	—
Permanent differences	(258)	(159)	(251)
Effect of cancellation of intra-group positions	(130)	152	(54)
French business tax included in income tax (CVAE)	(85)	(156)	(159)
Other	35	164	263
Effective income tax (expense) benefit	(193)	(516)	(679)

23-5     Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2021 the Company believes that there is no significant uncertainty in the Company’s tax positions.

The Company remains subject to examination by major tax jurisdictions.

Interest and penalties on income taxes are classified as a component of the provision for income taxes. There were no interest or penalties in 2021, 2020 and 2019.

24— EARNINGS (LOSS) PER SHARE

	December 31, 2021	December 31, 2020	December 31, 2019
Income (loss) available to common shareholders (in Euros)	€699,890	€(1,703,668)	€1,512,057
Weighted average number of shares for the computation of basic EPS	32,129,047	29,148,108	29,016,118
Basic EPS (in Euros)	€0.02	€(0.06)	€0.05
Effect of dilutive securities	293,824	622,723	604,238
Weighted average number of shares for the computation of diluted EPS	32,422,871	29,148,108	29,615,466
Diluted EPS income / (loss) (in Euros)	€0.02	€(0.06)	€0.05

Diluted EPS income / (loss) available to common shareholders is computed including all dilutive securities that are in the money.

The effects of dilutive securities for the year ended December 31, 2020 were excluded from the calculation of diluted earnings per share as a net loss was reported in this period.

25— COMMITMENTS AND CONTINGENCIES

25-1     Commitments

The Company currently has commitments regarding its operating leases as described in Note 13-2.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

25-2     Contingencies

The Company currently has contingencies relating to standard warranties provided to customers for products as described in Note 1-15 and Note 12.

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

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

	ASC 820	December 31,	December 31,
	Level	2021	2020
Assets:
Cash and cash equivalents	Level 1	47,183	24,696
Liabilities:
Short-term borrowings	Level 1	1,914	2,638

The recorded amount of cash and cash equivalents and short-term borrowings are a reasonable estimate of their fair value due to the short-term maturities of these instruments.

As of December 31, 2021 and December 31, 2020, the fair value of the Company’s long-term debt was not materially different from the carring value.

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

The Company has implemented procedures to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first time or infrequent customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €0.7 million and €0.7 million, for the years ended December 31, 2021 and 2020, respectively.

Actual losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2021, 2020 and 2019, the Company did not generate more than 10% revenue with a single customer.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

28— FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than the euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company engages in foreign exchange hedging activities when it deems necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2021, there were no outstanding hedging instruments.

29— SEGMENT INFORMATION

In 2020, we implemented organizational changes in our structure and realigned our activity into three divisions: HIFU, ESWL (including lithotripsy activities) and Distribution to better reflect how we view our businesses and how we measure our progress. Through these three divisions, we develop, produce, market and distribute minimally invasive medical devices, mainly for urological diseases. HIFU division includes sales of Focal One, Ablatherm and related consumables and services, ESWL division includes revenues generated by the existing Sonolith range of lithotripters and, Distribution division includes the sale of complimentary products such as lasers, micro-ultrasound systems and other products from third parties.

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

The following tables set forth the key Statement of income (loss) figures, by segment for fiscal years 2021, 2020 and 2019 and the key balance sheet figures, by segment, for fiscal years 2021, 2020 and 2019. Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies and they are reviewed by the CODM, who is the CEO. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	2021	2020	2019
Segment operating income (loss)	(1,612)	269	2,201
Financial income (expense), net	145	(98)	(146)
Foreign Currency exchange (losses) gains, net	2,360	(1,359)	136
Income tax (expense) credit	(193)	(516)	(679)
Consolidated net profit (loss)	700	(1,704)	1,512

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

A summary of the Company’s operations by segment is presented below for years ending December 31, 2021, 2020 and 2019:

	HIFU	ESWL	DISTRIB	Reconciling	Total
2021	Division	Division	Division	Items	consolidated
Sales of goods	4,515	4,236	20,289	—	29,040
Sales of RPPs & leases	3,679	1,022	267	—	4,968
Sales of spare parts and services	1,715	5,758	2,578	—	10,052
Total sales	9,910	11,016	23,134	—	44,060
External other revenues	6	—	—	—	6
Total revenues	9,915	11,016	23,134	—	44,065
Total COS	(5,311)	(6,080)	(14,252)	—	(25,643)
Gross profit	4,604	4,936	8,882	—	18,422
R&D expenses	(2,238)	(835)	(329)	—	(3,402)
Selling and marketing expenses	(3,910)	(2,048)	(4,774)	—	(10,732)
G&A expenses	(1,481)	(1,161)	(1,355)	(1,904)	(5,900)
Total expenses	(7,630)	(4,043)	(6,458)	(1,904)	(20,034)
Operating income (loss) from operations	(3,025)	893	2,424	(1,904)	(1,612)
Total Assets	13,597	13,596	25,344	24,690	77,226
Capital expenditures	1,234	141	261	—	1,636
Non-current assets	3,689	2,185	3,971	—	9,845
Goodwill	645	496	1,271	—	2,412

	HIFU	ESWL	DISTRIB	Reconciling	Total
2020	Division	Division	Division	Items	consolidated
Sales of goods	6,000	6,248	15,274	—	27,523
Sales of RPPs & leases	3,594	927	224	—	4,745
Sales of spare parts and services	1,831	5,707	1,844	—	9,382
Total sales	11,425	12,882	17,342	—	41,649
External other revenues	12	—	—	—	12
Total revenues	11,438	12,882	17,342	—	41,662
Total COS	(5,144)	(7,232)	(10,906)	—	(23,283)
Gross profit	6,293	5,649	6,436	—	18,379
R&D expenses	(2,583)	(1,555)	(358)	—	(4,496)
Selling and marketing expenses	(3,151)	(2,052)	(4,076)	0	(9,279)
G&A expenses	(1,005)	(964)	(900)	(1,465)	(4,335)
Total expenses	(6,738)	(4,572)	(5,335)	(1,465)	(18,110)
Operating income (loss) from operations	(445)	1,078	1,102	(1,465)	269
Total Assets	16,279	15,567	20,795	2,551	55,193
Capital expenditures	1,144	309	557	—	2,010
Non-current assets	3,706	2,466	3,628	—	9,801
Goodwill	645	496	1,271	—	2,412

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

	HIFU	ESWL	DISTRIB	Reconciling	Total
2019	Division	Division	Division	Items	consolidated
Sales of goods	8,311	6,715	15,084	—	30,111
Sales of RPPs & leases	4,162	1,426	158	—	5,747
Sales of spare parts and services	1,618	6,048	1,335	—	9,001
Total sales	14,092	14,190	16,577	—	44,859
External other revenues	52	—	—	—	52
Total revenues	14,144	14,190	16,577	—	44,911
Total COS	(6,152)	(7,816)	(9,941)	—	(23,909)
Gross profit	7,991	6,374	6,637	—	21,002
R&D expenses	(1,962)	(1,394)	(372)	—	(3,728)
Selling and marketing expenses	(4,402)	(2,441)	(4,008)	—	(10,850)
G&A expenses	(1,168)	(904)	(854)	(1,297)	(4,224)
Total expenses	(7,533)	(4,738)	(5,233)	(1,297)	(18,802)
Operating income (loss) from operations	459	1,635	1,403	(1,297)	2,200
Total Assets	16,665	15,892	16,500	4,012	53,068
Capital expenditures	915	298	319	—	1,532
Non-current assets	4,096	4,448	2,427	—	10,971
Goodwill	645	450	1,317	—	2,412

30— VALUATION ACCOUNTS

	Allowance	Allowance
	for deferred	for doubtful	Slow-moving	Warranty
	tax assets	accounts	inventory	reserve
Balance as of December 31, 2018	14,553	1,404	974	548
Charges to costs and expenses	859	94	333	131
Deductions: write-off and others	(435)	(9)	(223)	(308)
Balance as of December 31, 2019	14,977	1,489	1,084	371
Charges to costs and expenses	596	90	651	266
Deductions: write-off and others	(65)	(858)	(172)	(268)
Balance as of December 31, 2020	15,508	721	1,563	369
Charges to costs and expenses	346	2	371	110
Deductions: write-off and others	(1,513)	19	(464)	(227)
Balance as of December 31, 2021	14,341	742	1,470	252

31— SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	2021	2020	2019
Income taxes paid (refunds received)	307	377	289
Interest paid	114	124	87
Interest received	10	10	17

Non-cash transactions:

	2021	2020	2019
Financing lease obligations incurred	233	192	203
Operating lease obligations incurred	674	317	3,483

Cash paid for amounts included in the measurement of lease liabilities:

	2021	2020
Operating cash flow used in operating leases	916	941
Operating cash flow used in finance leases	18	18
Financing cash flow used in finance leases	406	321

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

32— RELATED PARTY TRANSACTIONS

On August 19, 2019, EDAP Technomed Co. Ltd. (Japan) contracted a loan amounting to JPY 80,000,000. As a current practice in Japan, this loan required a personal warranty from the representative director, president and CEO of the subsidiary Mr. Jean-François Bachelard. EDAP TMS S.A., as the parent company, counter-warranted this personal loan and agreed to indemnify Mr. Bachelard, in an indemnification letter dated September 12, 2019 expiring upon loan maturity date of August 26, 2026.

On August 2, 2019, EDAP Technomed Inc. contracted a car lease amounting to $28,756.44. This lease required a personal warranty from the president of the subsidiary Mr. Marc Oczachowski. EDAP TMS S.A., as the parent company, counter-warranted this personal lease warranty and agreed to indemnify Mr. Marc Oczachowski, in an indemnification letter dated July 1, 2019, expiring upon car lease maturity date of July 2, 2022.

On April 22, 2020, EDAP Technomed Co. Ltd (Japan) contracted another loan amounting to JPY 50,000,000 requiring a personal warranty from the representative director, president and CEO of the subsidiary Mr. Jean-François Bachelard. EDAP TMS S.A., as the parent company, counter-warranted this personal loan and agreed to indemnify Mr. Bachelard, in an indemnification letter dated June 2, 2020, expiring upon loan maturity date of April 2, 2025.

On April 27, 2021, EDAP Technomed Sdn Bdh (Malaysia) contracted with Maybank to issue a Performance Guarantee amounting to MYR 8,000.00, expiring on June 30, 2023. As a current practice in Malaysia, any bank guarantee requires a personal warranty from the representative director, president and CEO of the subsidiary Mr. Hervé de Soultrait. Consequently, Mr. de Soultrait personally counter-garanteed this Performance Guarantee by making a fixed deposit of MYR 8,000.00 to Maybank, valid until June 30, 2023.

33— SUBSEQUENT EVENTS

Referring to ongoing developments relating to Ukraine and Russia, our assets held in Russia, which are linked to our representative office in Moscow (one employee), are not significant.

Net sales in Russia between 2019 and 2021 represented between approximately 0.2% to 2.5% of our consolidated revenues, with net sales in 2021 representing approximately 2.5% of our consolidated revenues.  Our sales in Russia are historically subject to significant variation and long purchase order periods.  Nevertheless, if the representative office in Russia were to close or no longer be permitted to operate, the loss in our revenues would be up to 2.5% of consolidated Group revenues.  However, although we are closely monitoring applicable sanctions and related restrictions, we do not intend to close our representative office or suspend operations in Russia at present.

As of December 31, 2021, we had €321 thousand in receivables from Russian customers, which were fully paid in the first quarter of 2022. As of March 31, 2022, there are no outstanding receivables from Russian or Belarusian customers.