Form 20-F
period 2022-12-31
EDAP TMS SA
filed 2023-04-07
CIK 1041934

As filed with the Securities and Exchange Commission on April 7, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934,

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report_______________________

For the transition period from ________ to _________

000-29374

(Commission file number)

EDAP TMS S.A.

(Exact name of registrant as specified in its charter)

France

(Jurisdiction of incorporation or organization)

Parc d’Activites la Poudrette-Lamartine

4/6, rue du Dauphiné

69120 Vaulx-en-Velin, France

(Address of principal executive offices)

Ms. Blandine Confort -Tel. +33 4 72 15 31 50, E-mail : bconfort@edap-tms.com

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

 Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 36,910,925 Ordinary Shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. _X__

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. __

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as “believe,” “can,” “contemplate,” “could,” “plan,” “intend,” “is designed to,” “may,” “might,” “potential,” “objective,” “target,” “project,” “predict,” “forecast,” “ambition,” “guideline,” “should,” “will,” “estimate,” “expect” and “anticipate,” or the negative of these and similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	risks associated with the current worldwide inflationary environment, uncertain worldwide economic, political and financial environment, geopolitical instability, climate change impact, and in particular with respect to the COVID-19 pandemic and its related impact on our business operations;
-	the success of our High Intensity Focused Ultrasound (“HIFU”) technology;
-	the uncertainty of market acceptance for our HIFU devices;
-	the clinical and regulatory status of our devices in various geographical territories;
-	the uncertainty in the regulatory agencies review and approval process for any of our devices and changes in their recommendations and guidance;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	effects of intense competition in the markets in which we operate;
-	the uncertainty of reimbursement status of procedures performed with our products and their level of reimbursement;
-	the market potential for our HIFU devices;
-	dependence on our strategic suppliers and distribution partners;
-	difficulties to attract and recruit high-level experts in software, design, and development of high technology devices such as our HIFU products
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	cybersecurity risks and incidents,
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices;
-	risks relating to ownership of our securities; and
-	risks relating to securities litigations involving class actions.

You should also consider the information contained in Item 3, “Key Information—Risk Factors” and Item 5, “Operating and Financial Review and Prospects,” or further discussion of the risks and uncertainties that may cause such differences to occur. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. Moreover, forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments. These forward-looking statements are based upon information, assumptions and estimates available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

Risks Relating to Our Business

Worldwide inflationary environment could have a material adverse effect on our business, results of operations and financial condition.

Current geopolitical instability including the conflict in Ukraine and the related sanctions, and other factors including, but not limited to, global supply chain constraints, key components sourcing issues, increase in prices and disruptions of energy supply, and labor shortages, have led to higher worldwide inflation, which is likely, in turn, to lead to an increase in costs and may cause additional changes in tax and governmental policies. We may be unable to raise the prices of our devices and services in a higher inflationary environment and to keep up with the rate of inflation. Such inflationary pressures may materially impact our business, for example in contracts where we committed to contractual fixed costs. We may not be able to adjust pricing, reduce our costs or implement counter measures. Our customers (i.e. hospitals and clinics) are also experiencing financial and operational pressures directly related to this inflationary environment, which may impact their ability or willingness to spend on capital equipment and may have an adverse impact our business, financial condition, results of operations, or cash flows.

Our future revenue growth and income depend, among other things, on the success of our HIFU technology and our capacity to scale up to meet demand.

We depend on the success of our HIFU technology for future revenue growth and net income. In particular, we are dependent on the successful development and commercialization of other product lines, such as medical devices based on HIFU but not limited to the Focal One, to generate significant additional revenues, achieve, and sustain profitability in the future. Our focus is currently to expand our HIFU business in the U.S. as HIFU is FDA approved and reimbursed at an acceptable level. Should HIFU adoption be successful and our HIFU business grow dramatically, we may have some difficulties to scale up and adapt our U.S. structure to our growth. Inability to adequately staff and structure our U.S. business to respond to such growth may impact our business and stock price, with a negative adverse effect on our results of operations and reputation. Although we are particularly dependent on the success of our HIFU technology to grow our business through our HIFU division, other revenues, generated by our Extracorporeal ShockWave Lithotripsy (“ESWL”) division and our Distribution (“Distribution”) division directly linked to the distribution of other complementary products on behalf of third-party medical companies, continue to increase significantly and contribute to our revenue growth. While we regularly evaluate any new product opportunities and anticipate potential distribution terminations, we have no assurance that our existing distribution agreements will be renewed. While we believe that our Distribution division can successfully pursue the marketing of its worldwide distribution platform, any termination of distribution commitments from such medical third parties could have a material adverse effect on our business, financial condition or results of operations. See Item 4, “Information on the Company—Distribution Division—Distribution Division Sales and Distribution of Products.”

Although we achieved operational profitability in 2019 and 2020, we incurred operating losses in 2021 and 2022 and in every fiscal year prior to 2015, since 1998. We expect that our marketing, selling and research and development expenses will increase as we attempt to further develop and commercialize our High Intensity Focused Ultrasound (“HIFU”)  devices and particularly with the acceleration of our U.S. HIFU expansion plan. In this respect, we may not, generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. We cannot guarantee that we will realize sufficient revenue to sustain profitability in the future. See Item 5, “Operating and Financial Review and Prospects.”

We utilize distributors for our sales abroad, which subjects us to a number of risks that could harm our business.

We have developed strategic relationships with a number of distributors for sales and service of our devices in certain foreign countries where we are not directly represented by a subsidiary. If these relationships are terminated and not replaced, our revenues and/or ability to market or service our devices in the related territories could be adversely affected. Our distributors’ actions may affect our ability to effectively market our devices in certain foreign countries if, for example, a distributor holds the regulatory authorizations in such countries and causes, by action or inaction, the suspension of such regulatory authorizations or sanctions for non-compliance. It may be difficult, expensive, and time consuming for us to re-establish reputation, market access or regulatory compliance in such case. Moreover, our distributors must be in compliance with anti-corruption laws and applicable sanctions, such as the U.S. Foreign Corrupt Practices Act, sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, His Majesty’s Treasury, or other governmental or supranational entities, and other local laws prohibiting corrupt payments to governmental officials or to customers and we may not be able to trace or be kept informed of such corruption. In addition, we may be named as a defendant in lawsuits against our distributors related to sales or service of our devices performed by these distributors. See our risk factor below: “—We face a significant risk of exposure to product liability claims in the event that the use of our products results in personal injury or death.”

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

The regulatory agencies may not act favorably or quickly in their review of our submissions, or we may encounter significant difficulties in our efforts to obtain their clearance or approval, or to maintain our existing approvals, all of which could delay or preclude the sale of new or existing products in the related territories. In the European Union, the regulation of medical devices is being updated by the European Medical Device Regulation (“MDR”) imposing stricter requirements on the conformity assessment and the commercialization of our products. A transition period to conform MDR requirement has been adopted based on MDR classification of devices with a latest application date of December 31, 2028. The extension of the period during which the devices can be placed on the market is subject to conditions. To benefit from the new provisions, the manufacturer must have implemented and must maintain a Quality Management System that complies with the MDR requirements before May 26, 2024. An MDR compliance action plan is currently being performed in preparation of MDR enforcement within the expected timelines. We are implementing regulatory actions to ensure our devices may be distributed on the European and international market to conform to MDR, if applicable.

Even if regulatory approval to market a product is granted, it may include limitations on the indicated uses for which the product may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, “Information on the Company—Government Regulation” and “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.”

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

Our manufacturing operations must comply with regulations established by regulatory agencies in the United States, the European Union and other countries, and in particular with the Current Good Manufacturing Practices (“CGMP”) and other standards for quality assurance and manufacturing process control under applicable regulatory authorities. Since such standards may change, we may not, at all times, comply with all applicable standards and, as a result would be unable to manufacture our products for commercial sale or for clinical trial supply. Our manufacturing facilities are subject to inspection by regulatory authorities at any time. If any inspection by the regulatory authorities reveals deficiencies in manufacturing, we could be required to take immediate remedial actions, suspend production or close the current and future production facilities, which would disrupt our manufacturing processes. Accordingly, failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

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

●that regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold, discussions with regulatory authorities to improve our clinical protocols may prove difficult and lengthy; see Item 4, “Information on the Company—HIFU Division Clinical and Regulatory Status;”
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

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers for procedures performed with our products. In the United States, we are dependent upon favorable coverage and benefit decisions by Centers for Medicare and Medicaid Services (CMS) for Medicare reimbursement, state Medicaid agencies, individual managed care organizations, private insurers and other payers. With the support of the American Urological Association, and the American Association of Clinical Urologists, the American Medical Association (AMA) established a new Category 1 CPT code for the ablation of malignant prostate tissue with HIFU technology, effective January 1, 2021. In late 2022, CMS published its final rules for the calendar year 2023 for ambulatory payment classification (APC) procedures and physician fee schedule established reimbursement rates that recognize both facility or hospital payment and physician professional service payments for HIFU procedures. CMS final rule was updated in late 2022, with a reimbursement level close to surgery, effective on January 1, 2023. For private insurers, policy coverage decisions supporting coverage and reimbursement related to HIFU procedures are limited given that HIFU is a new technology. With expanded third party coverage decisions, our Focal One HIFU procedure will have broader market access in the United States. However, public or private payors may decide to limit coverage or reimbursement of HIFU technologies that are available to individuals, including potentially modifying existing guidance to further limit available coverage. Changes to coverage decisions, which may be revised from time to time, could negatively impact reimbursement for procedures performed using our devices and may result in a material adverse effect on our business, financial conditions and results of operations. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities and we cannot guarantee that a definitive reimbursement will be granted. See Item 4, “Information on the Company——HIFU Division—HIFU Reimbursement Status.”Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations. For example, in April 2016, the Japanese authorities decided to stop reimbursing lithotripters’ disposables (electrodes) necessary to perform a lithotripsy procedure. This decision had and will have a material effect on our current and future sales of lithotripsy disposables in Japan.

We cannot assure investors that expanded coverage decisions or additional reimbursement approvals will be obtained in the near future, if ever. If payor coverage or reimbursement for procedures related to our products is unavailable, limited in scope or amount, or if certain levels of public or private payor reimbursement or coverage policies change, it could have a material adverse effect on our business, financial condition and results of operations.

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

Our cash flow has historically been subject to significant fluctuations over the course of any given financial year due to cyclical demand for medical devices, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers or distributors to meet their financial obligations to us, would reduce the funds available to us. In the future, our liquidity may be constrained and our cash flows may be uncertain, negative or significantly different from period to period. Our future cash flow will be affected by increased expenses in clinical trials, sales efforts and other market costs related to implementing our expanded U.S. and global strategy following the FDA clearance of Focal One and CMS reimbursement which will require significant additional resources. However, there is no assurance that this will result in an increase in the demand for our products and services.

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

In the markets that we target for our robotic HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of robotic medical devices. In the HIFU market, our devices, in particular the Ablatherm and the Focal One, compete with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy and cryotherapy. See Item 4, “Information on the Company—HIFU Division— HIFU Competition” and Item 4, “Information on the Company—ESWL Division.”

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

Most of our manufacturing currently takes place in a single facility located in Vaulx-en-Velin, on the outskirts of Lyon, France. In the event of a significant interruption in the operations of our sole facility for any reason, such as fire, flood or other natural disaster or pandemic diseases such the COVID-19 virus necessitating quarantine implementation or a failure to obtain or maintain required regulatory approvals, we would have no other means of manufacturing our products until we would be able to restore the manufacturing capabilities at our facility or develop alternative facilities, which could take considerable time and resources and have a material adverse effect on our business, financial condition and results of operations.

For certain components or services, we depend on a single supplier who, due to events beyond our control may fail to deliver sufficient supplies to us or increase the cost of items supplied, which would interrupt our production processes or negatively impact our results of operations.

We purchase the majority of the components used in our products from a number of suppliers, but rely on a single supplier for some key components. In addition, we rely on single suppliers for certain services. If the supply of these components or services were interrupted for any reason, including geopolitical tensions or instability, a pandemic and implied restrictions, our manufacturing and marketing of the affected products would be delayed. Certain of these key suppliers may be exposed to variations in the costs of raw materials and components, included in our products and, consequently, may suffer issues or delays in sourcing these components which would harm their business and operations. These delays could be extensive, especially in situations where a component substitution would require regulatory approval. In addition, such suppliers could decide unilaterally to increase the price of supplied items, therefore causing additional charges for the Company and impacting our margins. We are currently renegotiating a supply agreement concerning a key component for our HIFU devices as prices increased dramatically, unilaterally, following a strategic shift in our supplier’s marketing strategy. We expect to continue to depend upon our suppliers for the foreseeable future, while we pursue exploration of new sourcing alternatives. Failure to obtain adequate supplies of components or services in a timely manner and at an acceptable price could have a material adverse effect on our business, financial condition and results of operations.

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

Our products, including our HIFU devices, may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings are both costly and time consuming and may result in a significant diversion of effort and resources by our technical and management personnel. An adverse determination in any such litigation or proceeding to which we become a party could subject us to significant liability to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign certain products or subject us to injunctions preventing the manufacture, use or sale of the affected products. In addition to being costly, drawn-out litigation to defend or prosecute intellectual property rights could cause our customers or potential customers to defer or limit their purchase or use of our products until the litigation is resolved. See Item 4, “Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property” and Item 4, “Information on the Company—ESWL Division—ESWL Division Patents and Intellectual Property.”

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

Certain of our patents may also expire and fall into the public domain, as has already occurred with certain patents in the HIFU division’s patent portfolio. See Item 4, “Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property.”. We also rely on trade secrets and proprietary know-how, which we seek to protect through non-disclosure agreements with employees, consultants and other parties. It is possible, however, that those non-disclosure agreements will be breached, that we will not have adequate remedies for any such breach, or that our trade secrets will become known to, or independently developed by, competitors. We also rely on copyright protection. Litigation may be necessary to protect trade secrets, know-how or copyrights  owned by us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries.

The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and result of operations.

Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

Our products incorporate so-called “open source” software, and we may incorporate additional open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. According to certain of these licenses, we may be subject to certain conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of our products.

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

We have significant French and international operations. We have direct distribution channels in almost fifty countries outside of France, our country of incorporation, and through our foreign subsidiaries. Compliance with complex foreign and French laws and regulations that apply to our international operations increases our cost of doing business. These regulations include, among others, U.S. laws such as the U.S. Foreign Corrupt Practices Act (FCPA) and other U.S. federal laws and regulations established by the Office of Foreign Asset Control, laws such as the UK Bribery Act 2010 or other local laws, which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. We have adopted a Code of Ethics that requires employees to comply with applicable laws and regulations and particularly with the applicable provisions of the French law known as the Sapin II law, and the related implementing decrees, and notably the requirements of Article 8 of the law, which requires the establishment of a whistle-blowing policy. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, “Know Your Customer” requirements, import and trade restrictions, export requirements.

We are also subject to healthcare laws and regulations pertaining to physician payment transparency, privacy and data protection regulations. These regulations include, but are not limited to (i) the U.S. federal Health Insurance Portability and Accountability Act (“HIPAA”) of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; (ii) the U.S. federal Physician Payment Sunshine Act (the “Sunshine Act”), which requires manufacturers of medical devices for which payment is available under Medicare, Medicaid, to report annually to the CMS information related to payments or other “transfers of value” made to physicians, (iii) two main sets of laws enacted in France about transparency requirements: “The French Anti-Gift Law” –updated in 2020 and 2022- which regulates the provision of gifts, discounts and other incentives to physicians and the “Bertrand law” which imposes disclosure obligations on companies relating to benefits and remunerations granted to, and agreements concluded with, physicians and (iv) the provisions of the French Public Health Code relating to the processing and/or hosting of health-related personal data. Any failure to comply with these regulations may have a material adverse effect on our business, financial condition and results of operations.

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

Given the high level of complexity of these laws, and the fact that we do business in regions where regulatory compliance is less robust, including in Russia and parts of Asia, there is a risk that we may inadvertently breach some provisions, for example, through fraudulent or negligent behavior of individual employees or business partners, our failure to comply with certain formal documentation requirements, or otherwise. See “— General Risk Factors—“Our results of operations and financial condition could be adversely affected by the adverse economic, geopolitical and financial environment, the impact of climate change or pandemics such as COVID-19”. Our success depends, in part, on our ability to anticipate these risks and manage these challenges. We have a decentralized international sales organization, and this structure makes it more difficult for us to ensure that our international selling operations comply with our global policies and procedures.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2022, 60% of our total costs of sales and operating expenses were denominated in euro, while 59% of our sales were denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2022, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

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

We have identified material weaknesses in our internal controls over financial reporting with respect to our U.S. subsidiary and if we fail to remediate these material weaknesses or if we experience additional material weaknesses in the future or otherwise fail to achieve an effective system of internal controls, we may not be able to report our financial results accurately. In addition, the trading price of our securities may be adversely affected by a related negative market reaction.

As a publicly traded company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. We have incurred, and expect to continue to incur, significant continuing costs, including accounting fees and staffing costs, to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. As described in Item 15, we have identified material weaknesses with respect to internal controls in our U.S. subsidiary, Edap Technomed Inc, which were due to insufficient resources in the finance department of the subsidiary, leading to insufficient segregation of duties and inability to perform certain controls. Our management has concluded that, as a result, our internal control over financial reporting was not effective as of December 31, 2022. Nevertheless, we have concluded that these material weaknesses did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2022, or require a restatement of consolidated financial statements with respect to any prior period previously reported by the Company.

Although we have initiated remediation actions to address these material weaknesses, as a small company, we may have insufficient personnel to allow us to segregate duties, and consistently execute the Company’s internal controls.

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

In an effort to remediate the material weaknesses that were identified as of December 31, 2022, and to enhance our overall control environment, the Company has hired a Chief Financial Officer in our U.S. subsidiary on December 5th, 2022 and hired a person responsible for financial planning and analysis in January 2023. Controls are being designed and/or implemented, including appropriate segregation of duties. We believe this will allow us to remediate these deficiencies in the short term.

               Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we have identified or may identify in the future, any failure to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any failure to maintain adequate internal controls over financial reporting and provide accurate financial statements may subject us to litigation, render future financings more difficult or expensive, and could cause the trading price of our common stock to decrease substantially. Inferior controls and procedures could cause investors to lose confidence in our reported financial information, which may give rise to a class action and have a negative effect on the trading price of our common stock. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we have identified or may identify in the future, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002.

Risks Relating to Ownership of Securities

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price, causing you to lose some or all of your investment.

Our ADSs are currently traded on The Nasdaq Global Market. The average daily trading volume of our ADSs in 2022 was 72,813, the high and low bid price of our ADSs for the last two financial years ended on December 31, 2022 and December 31, 2021, was $11.53 and $10.68, and $5.54 and $5.28, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, average daily trading volume of our ADSs in December 2021 was 6,943  as opposed to 101,126 for the same period of 2022. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors, including changes in our business, operations and prospects, and factors beyond our control, including regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, general market and economic conditions and results of operations being below analysts’ or investors’ expectations. Any downward pressure on the price of ADSs caused by the sale of ADS’s could also encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller hopes that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to the lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. Such sales could place downward pressure on the price of our ADSs by increasing the number of ADSs being sold, which could further contribute to any decline in the market price of our ADSs.

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

General Risk Factors

Our results of operations and financial condition could be adversely affected by the adverse economic, geopolitical and financial environment, the impact of climate change or pandemics such as the COVID-19

As of the date of filing of this report, the global economy remains impacted by geopolitical tensions and instability and, in particular, the conflict between Russia and Ukraine. Since February 24, 2022, Russia has engaged in a military conflict against Ukraine. It is difficult to predict the consequences and outcomes of such military action, which could lead to significant disruptions, including impacts on the prices and supply of energy resources, on purchases from customers who may defer their orders or change their purchase preferences. Should such military conflict continue, it may entail instability in financial markets and impact political and economic situations in Europe and worldwide. Russia’s military action against Ukraine has led to implementation of sanctions by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan, and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.

In response to these international sanctions, Russian authorities have also imposed significant currency control and restrictive measures. As the situation is evolving, and additional sanctions may be implemented, such new restrictions could adversely affect the global economy, prices and energy supply, financial markets, supply chains, and could adversely affect our business, financial condition, and results of operations. As we evaluated the impact of such measures on our business, in 2022, we decided to definitively close our representative office in Moscow to avoid further difficulties in maintaining a direct administrative and operational activity in Russia. Net sales in Russia are not significant as they represented approximately 2.5% in 2021 and 1.5% in 2022 of our consolidated revenues.  Our sales in Russia are historically subject to significant variation and long purchase order periods.  We have recently established an exclusive distribution agreement with a business partner with significant experience in marketing and distributing medical equipment in Russia. This partnership will allow us to continue offering a HIFU solution to Russian patients and to maintain our existing installed base in Russia. To date, we have not experienced any material disruptions in our business with Russia, but we cannot predict outcomes that such conflict may have on our future results of operations.

Moreover, uncertain global climate change may result in certain types of more intense and more frequent natural disasters including, but not limited to hurricanes, wildfires or flooding. Such extreme disasters could imply risks to our facilities and disrupt our supply chain and may cause us to incur additional operational costs. Such intense events may also trigger internet security threats or damage to global communication networks that would harm our global operations and our customers’ operations. Climate change may also result in new regulatory or legal obligations to address the effects of climate change on the environment. Such new obligations could imply increased compliance costs to meet the regulatory or legal requirements and may adversely affect sourcing, manufacturing operations, and the distribution of our products. Such natural disasters could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

When epidemic, contagious and even pandemic diseases such as the COVID-19 virus occur, they are expected to impact the development of our business worldwide. Upon the occurrence in 2020 of the COVID-19 virus we adopted some measures such as remote work, which was implemented for one to two days a week for some of our employees, that are still in place. The pandemic resulted in further postponement and/or cancelation of the sale and installation of new devices and disposables in hospitals or clinics as investment decisions had been put on hold or their resources refocused on COVID-19. We also experienced cancellations of treatments in certain circumstances, which had some impact on our recurring business and servicing activities. In addition, pandemics could also result in the postponement of clinical trials using our devices and may continue to impact the performance of clinical trials and recruitment of patients. Such outbreak of a contagious disease also negatively affected non-COVID-19 related hospital admission rates and disrupted our global business, and it may continue to negatively impact our activities, including our ability to manufacture and distribute our devices, for example due to potential quarantine measures, should it occur again.

Worldwide economies and capital markets have been negatively impacted by the COVID-19 pandemic, and the impact may cause an extended local and/or global economic recession. Such economic disruption, if persisting, could have a material adverse effect on our business as clinics and hospitals would curtail and reduce capital and overall expenditures. During the pandemic, we also experienced difficulties in obtaining some materials or components used in our devices, including electronic parts, computers, plastics and mechanical parts due to supply shortage directly linked to logistics challenges, Asian manufacturing plants capacity constraints, and disrupted shipping routes impacted by port closures. These challenges had not materially impacted our ability to deliver devices and services to our customers during the COVID-19 pandemic, but future disruptions may do so. Finally, we cannot predict the impact that future pandemics will have on our customers, suppliers and other business partners, and the financial conditions of these actors; however, any material effect on these parties could adversely impact us. The impact of pandemics may also exacerbate other risks discussed in this section, any of which could have a material effect on us and may materially adversely affect the Company’s financial condition, liquidity, or results of operations is uncertain.

We may also be unable to meet the future criteria used by rating agencies in their environmental, social and governance (ESG) assessments process, leading to a downgrading in our rating. Financial investments in companies which perform well in ESG assessments are increasingly popular, and major institutional investors have made known their interest in investing in such companies. Depending on ESG assessments and on the rapidly changing views on acceptable levels of action across a range of ESG topics from investors, we may be unable to meet society’s or investors’ expectations on these matters, which may cause reputational harm, or disappoint the expectations of our stakeholders, and we may face increased compliance or other costs and demand for securities issued by us and our ability to participate in the debt and equity markets may decrease.

We may issue additional securities that may be dilutive to our existing shareholders, in view of funding our new developments and accelerating our business expansion.

On June 30, 2021, our shareholders adopted resolutions allowing the Board of Directors to issue two million new shares under the form of subscription options and 200,000 free shares to motivate and reward the teams dedicated to successfully implementing our worldwide activities, particularly in the United States. Based on the June 30, 2021 resolutions, a total of 659,000 subscription options and 101,500 free shares were granted in 2021 and 2022, under certain conditions, to members of management and U.S. employees. On June 30, 2022, our shareholders also adopted a resolution allowing the Board of Directors to issue 600,000 free shares to incentivize worldwide teams in charge of the Company’s operations. This new resolution superseded the June 2021 resolution authorizing the issuance of 200,000 free shares, cancelling the unused portion of the 2021 resolution. Based on the June 30, 2022 resolution, as of December 31, 2022, a total of 291,500 free shares were granted, under certain conditions, to members of management and EDAP’s Group’s employees.

On June 30, 2022, our shareholders renewed and extended resolutions allowing the Board of Directors to issue new shares in an aggregate maximum amount of 10 million shares in order to meet any fundraising opportunities that may be necessary to finance the Company’s further developments and to address potential strategic moves while strengthening our long-term growth.

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

We devote significant resources to network security, data encryption and other measures to protect our systems and data from unauthorized access or misuse, including meeting certain information security standards that may be required by our customers, all of which increases cybersecurity protection costs. As these threats and incidents, and government and regulatory oversight of associated risks, continue to grow, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain. Nevertheless, with the current ongoing conflict between Russia and Ukraine and the related political uncertainty, there is an increased possibility that cybersecurity incidents or cyberattacks may occur and impact our results of operations.

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

In July 2020, we received clearance from French health authorities to initiate a Phase II multi-centric clinical trial evaluating Focal One for the treatment of deep invasive rectal endometriosis. This is a truly debilitating condition for women suffering from this pathology, which is responsible for a significant decline in quality of life. We enrolled our first female subjects in September 2020 and completed the study in late 2022.

In January 2021, U.S. CPT Code Category 1 reimbursement for HIFU became effective. CMS established, for the first time, a Category 1 CPT code including reimbursement to physicians performing ablation of malignant prostate tissue with HIFU in the United States.

In April 2021, we completed a successful public offering of common stock in the form of ADSs that raised gross proceeds of $28,012,500 or €23,250,747. We intend to use the vast majority this funding to further build up our U.S. clinical, sales and marketing infrastructure.

In June 2021, soon after completing our capital increase and in line with our strategy to expand our HIFU activities particularly in the U.S., we hired medical technology industry veteran Ryan Rhodes as Chief Executive Officer of EDAP Technomed Inc., the Company’s U.S. subsidiary.

In September 2022, we completed a successful public offering of common stock in the form of ADSs that raised gross proceeds of $23,000,003 or €23,913,314. We intend to use the majority of this funding to further expand and continue executing our U.S. Focal One growth initiatives while, in parallel, exploring new indications and other development opportunities.

On November 1, 2022, the U.S. Centers for Medicare and Medicaid Services (CMS) released its final outpatient prospective payment system (OPPS) reimbursement rule for calendar year 2023 (CY23), which became effective on January 1, 2023.  The final rule increased the reimbursement level to an Ambulatory Payment Classification (APC) level 6, similar to surgery, as compared to APC level 5 in place.

In November 2022, following completion of a Phase II study evaluating Focal One HIFU as a potential treatment for deep infiltrating endometriosis, we received approval from French authorities to initiate a Phase III randomized, controlled clinical trial evaluating Focal One high intensity focused ultrasound (HIFU) as a potential treatment for such pathology.

Additional information regarding the principal capital expenditures and divestitures can be found in Item 5, “Operating and Financial Review and Prospects—Operating Results—Overview”.

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

Our activity is organized in three divisions: HIFU, ESWL (including lithotripsy activities) and Distribution. Through these three divisions, we develop, produce, market and distribute minimally invasive medical devices, and mainly for urological diseases. The HIFU division includes sales of Focal One, related consumables and services (including servicing the Ablatherm installed base), the ESWL division includes revenues generated by the existing installed base of Sonolith range of lithotripters and, the Distribution division includes the sale of complementary products such as lasers, micro-ultrasound systems and other products from third parties.

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

Our three divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (in net contributions to total consolidated sales) were €15.6 million, €9.9 million and €11.4 million for 2022, 2021 and 2020, respectively. Those sales are generated in Europe, the United States and the rest of the world, excluding certain countries in Asia, such as Japan, where our HIFU devices are not approved yet. Total net sales for the ESWL division were €11.6 million (including €5.6 million in Asia and €6.0 million in Europe and the rest of the world), €11.0 million (including €5.4 million in Asia and €5.6 million in Europe and the rest of the world), and €12.9 million (including €6.7 million in Asia and €6.2 million in Europe and the rest of the world), each for 2022, 2021 and 2020, respectively. Total net sales for the Distribution division were €27.9 million (including €12.1 million in Asia and €15.8 million in Europe and the rest of the world), €23.1 million (including €10.2 million in Asia and €13.0 million in Europe and the rest of the world), and €17.3 million (including €9.0 million in Asia and €8.3 million in Europe and the rest of the world), each for 2022, 2021 and 2020, respectively.

See Note 29 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of robotic medical devices based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is cyclical and generally linked to lengthy hospital decisions and investment processes. Hence, our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a higher purchasing activity in the last quarter of the year. The HIFU division contributed €15.6 million to our consolidated net sales during the fiscal year ended December 31, 2022.

HIFU Division Business Overview

The HIFU division currently develops, manufactures and markets robotic devices for the minimally invasive ablation of certain types of localized tumors using HIFU technology. HIFU technology uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue without damaging surrounding tissue and organs, thereby eliminating the need for incisions, transfusions and general anesthesia and associated complications. The HIFU division markets the Focal One high-end device, a HIFU fully robotic device for prostate tissue ablation dedicated to the focal therapy of localized prostate cancer at stage T1-T2, thereby destroying targeted cancer cells only. The robotic features of our HIFU devices make the treatment procedure safer for the patient and less operator dependent. The Focal One HIFU device can be used for patients who are not candidates for surgery or who have failed a radiotherapy treatment.

In addition to selling HIFU devices, the HIFU division also records revenues driven from HIFU treatments performance (“HIFU Treatment Driven Revenues”) which include net sales of (i) disposables, (ii) leases (iii)  RPP and (iv) treatment related services. We offer a HIFU mobile treatment option, which provides access to our HIFU devices without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these devices and remunerate us on a RPP basis (i.e., on the basis of the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the device in some of the larger locations.

In addition, the HIFU division also generates revenues from net sales of maintenance services associated to our installed HIFU devices, including Focal One, but also Ablatherm and Ablatherm fusion devices. As of December 31, 2022, the HIFU division had an active installed base of 85 Focal One machines including 34 in the U.S.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its expertise in HIFU and its position in urology to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive medical devices for urological and other indications, using HIFU technology, while preserving patient quality of life. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current invasive therapies on the basis of reduced cost and reduced morbidity for a number of different indications. The key elements of the HIFU division’s strategy to achieve that objective are:

●	Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the urology market, our HIFU division is striving to become the leading provider of our minimally invasive HIFU treatment option for prostate cancer. We believe that there is a large market opportunity with an increase in incidence linked to the aging male population, an increase in screening and recent campaigns to increase awareness about prostate cancer. We also believe that HIFU could represent a credible alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments that destroy the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach, is well positioned to address this new clinical approach. The HIFU division intends to achieve this through a direct sales network in key European countries and the United States and through selected distributors in other European countries and in Asia. Our strategy is also to accelerate HIFU adoption in the U.S. now that the technology has a CPT Code and an established level 6 reimbursement. We need to work building coverage and market acceptance in order to offer this minimally invasive option to U.S. prostate cancer patients at a broader level. Speed of execution could depend on the amount of resources invested in this strategy. The HIFU division has built a strong clinical credibility based on clinical articles published in peer-reviewed journals. We ensure effective patient and physician education through a focused communication and training program.

●	Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology in the treatment of other medical conditions beyond prostate cancer. We believe that HIFU could represent an alternative to surgery and radiotherapy for the treatment of many tumors without the cost, in-patient hospitalization and adverse side effects associated with those therapies. The HIFU division is exploring various other applications such as rectal endometriosis, liver and pancreatic cancers, where HIFU could provide an alternative to current therapies. In 2022, the HIFU division increased gross expenses by 36% compared to 2021 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering increasing levels of R&D spending in 2023 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Cell destruction by HIFU is accomplished by a combination of thermal and cavitation effects caused by focused application of piezoelectric-generated high-intensity ultrasound; HIFU procedures are performed under general or spinal anesthesia.

Currently, we commercialize the Focal One, a HIFU fully robotic device dedicated to the focal therapy of prostate cancer by the ablation of prostate tissue. Focal One combines the three essential components to efficiently perform a focal treatment of localized prostate cancer: (i) high-quality imaging to localize tumors with the use of magnetic resonance imaging (MRI) combined with real-time ultrasound, (ii) high precision of HIFU treatment focused on identified targeted cancer areas and (iii) immediate feedback on treatment efficacy utilizing Contrast-Enhanced Ultrasound Imaging. Focal One provides an effective and accurate ablative treatment of localized tumors with the capacities of being flexible and repeatable, while preserving patient quality of life.

We also maintain and service installed bases of the prior generation of HIFU devices such as:

●	Ablatherm, an ultrasound guided robotic HIFU device for ablation of prostate tissue and is used in the treatment of organ-confined prostate cancer. It consists of a treatment module, including a HIFU endorectal probe, a control table with a computer and a computer screen, and a diagnostic ultrasound device connected to the treatment module. After insertion of an endorectal probe, the physician visualizes the prostate using ultrasound imaging and defines the area to be treated. The computer automatically calculates the optimum treatment distribution of lesions. During the treatment, the probe automatically moves and fires HIFU beams at each predefined lesion until the entire targeted area has been treated. At the same time, the physician is able to control and visualize the treatment in real time due to the integrated imaging system.

●	Ablatherm Fusion, an evolution of Ablatherm, and incorporates the Company’s proprietary fusion software which merges MRI and ultrasound images providing physicians with increased accuracy during planning and treatment.

HIFU Division Patents and Intellectual Property

As of December 31, 2022, the HIFU division’s patent portfolio contained 30 granted owned or co-owned patents consisting of six patents in the United States, ten patents in the European Union, seven patents in Japan and seven patents in China. These patents belong to ten groups of patents covering technologies related to therapeutic ultrasound principles, systems and associated software.

Additional owned or co-owned patent applications covering certain other aspects of our HIFU technology, including two international patent applications under the Patent Cooperation Treaty, two patent applications in the United States, five patent applications in the European Union, two patent applications in Japan and two patent applications in China, are currently pending before the relevant patent offices. Our ongoing research and development objectives are to maintain our leadership position in the treatment of prostate cancer and to extend the HIFU technology to new applications and minimally invasive systems. These research projects are conducted in cooperation with the French National Institute for Health and Medical Research (“INSERM”) which collaboration gives rise in some cases to the filing of patent applications, followed by the registration of co-owned patents, if granted. We have entered into license agreements with INSERM related to certain patents co-owned with INSERM whereby we commit to pay an amount of royalties to INSERM based on a fixed rate of the net revenues generated from the sales of HIFU devices using such co-owned patents. Under these agreements, which last for the life of each such co-owned patent, we have the exclusive right to the commercial use of these co-owned patents, including the right to out-license such commercial rights. We have an option to obtain an exclusive license from INSERM relating to other patents co-owned with INSERM.

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

Clinical and Regulatory Status in Japan

We have initiated discussions with the Japanese authorities (“PMDA”) on the best process to apply to obtain Japanese approval for our Focal One device. We will need to conduct a clinical trial in Japan to obtain clearance for our HIFU Focal One device. The process of requesting approval to market the Focal One in Japan may be long and may never result in the approval to market the Focal One in Japan. See Item 3, “Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology” and “— Our clinical trials related to products using HIFU technology may not be successful and we may not be able to obtain regulatory approvals necessary for commercialization of all of our HIFU products.”

Clinical and Regulatory Status in China

We did not obtain marketing clearance of our HIFU devices by Chinese authorities due to lengthy and complex processes. We are currently reviewing our regulatory and market access strategy.

Clinical and Regulatory Status in the Rest of the World

The Ablatherm is cleared for distribution in Canada, Egypt, Russia and Taiwan.

The Focal One device is cleared for distribution in Saudi Arabia, Argentina, Brazil, Canada, South Korea, Costa Rica, Egypt, Singapore, United Arab Emirates, Ecuador, Israel, Malaysia, Mexico, U.K, Russia, Switzerland and Uruguay.

See Item 3, “Risk Factors—We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive or which may be delayed for a significant period of time.”

HIFU Clinical Developments

HIFU in Prostate Cancer

The clinical study initiated in 2015 within the scope of “Forfait Innovation” (the “HIFI” study) and piloted by the French Association of Urology (“AFU”) aimed at evaluating the reimbursement of HIFU in France. The patients’ inclusion period closed on September 30, 2019. Patients included in the HIFI study were followed for 30 months ahead of data analysis and results publication. During that follow-up period, we pursued patient treatments using HIFU under the specific Forfait Innovation coverage process, but these patients were not followed as part of HIFI Study. In September 2021, the Study Coordinator presented 24th month interim results at the AUA annual congress and in November 2021, the 30th month interim results were presented in AFU congress. The results of these interim analyses (non-consolidated results) show a significantly better 30-month recurrence-free survival (i.e., the rate of salvage treatment by external beam radiotherapy and/or hormone therapy) for the patients treated with HIFU compared to the patients undergoing surgery (p<0.001). Additionally, urinary continence was better and erectile function was significantly less impacted for the patients undergoing HIFU compared to those in the RP arm. Follow-up of patients was completed in September 2022 and the patient database was finalized in December 2022. Final data analysis is planned for Q1 2023. Once finalized, this data analysis will be submitted to French authorities in 2023 in view of a final decision regarding HIFU reimbursement in France.  In July 2017, we, together with our academic, scientific and clinical partners, initiated a collaborative project (the “PERFUSE” project) under the “French National Investment Program for the Future”. The overall objective of the PERFUSE project is two-fold: (i) to set-up several clinical studies to assess focal therapy using the Focal One device in view of a better understanding of focal therapy in prostate cancer management and, (ii) to prepare a change of paradigm in the treatment of prostate cancer via technical innovations such as focal therapy. The whole project was awarded funding of €8 million over five years. We, as a partner of the PERFUSE project, are to receive about €1.2 million over the period as a non-refundable grant. As of December 31, 2022, we received a non-refundable grant of a total of €1.0 million.

As part of PERFUSE project, several studies were initiated and sponsored by academic partner HCL - Edouard Herriot Hospital. In September 2018, a Phase II multi-centric study was launched to evaluate the efficacy and safety of HIFU focal therapy in patients with intermediate-risk single-lobed prostate cancer (the “FOCALE” study). 170 patients were included in the FOCALE study over 14 centers. The last patient was included in May 2021. Inclusions are now closed,  patient follow-up is on-going and last patient follow-up visit is scheduled for October 2025. In October 2018, a Phase III, multi-centric, randomized study was initiated aiming at evaluating the efficacy of focal HIFU versus active surveillance hence reducing the need for radical treatment for low-risk prostate cancer patients (the “HIFUSA” study). As of December 2022, 109 patients have been included within 14 French centers. Patient inclusion is now closed. Patient follow-up is on-going and last patient follow-up visit is scheduled for October 2026. In February 2020, a Phase I study was launched aiming at evaluating the use of HIFU guided by a new imaging modality (“PSMA-PET-MRI”) to evaluate prostate cancer recurrence after radiotherapy (the “PMSA” study). 20 patients are to be included in the study. The first patient was included in this study in July 2020. Six  patients have been included in the study as of December 2022.

The majority of Academic Centers using EDAP’s Focal One HIFU Technology are collecting data following an Investigational Review Board approval in order to continue building clinical evidence and long-term HIFU outcomes. These various sources of clinical data are a basis for individual sites to present abstracts at regional, national or international conferences and submit manuscripts for peer-review to renown journals and publications. This holds the potential for the FDA, which cleared HIFU for prostate tissue ablation in 2015, to re-evaluate the technology in the future for a prostate cancer indication. Likewise, health insurance reimbursements on a wider scale are also possible with such prospective data collection efforts documenting HIFU data from patients in the U.S.

HIFU for Potential Treatment of benign prostatic hyperplasia

In 2021, we initiated a mono-centric Phase I study to investigate the feasibility of BPH (Benign prostatic hyperplasia) HIFU treatment with a Focal One device. A total of 10 patients will be treated and the treatment safety will be evaluated at three months after HIFU treatment. The first patient was included in this study in March 2022. As for December 31, 2022, six patients have been enrolled and treated.

HIFU for Potential Treatment of Pancreatic and Liver Cancer

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

In 2020, we initiated a second Phase II multi-center clinical study in France to investigate further the use of Focal One HIFU in the treatment of certain types of deep endometriosis situated in the low rectum. The study was recently completed: a total of 60 women were enrolled in the study at four major hospitals in France and assessed over a six-month follow-up period.  Its intended end-point was to evaluate the safety and efficacy of HIFU for this pathology. Data from this study have been analyzed and final results on safety and efficacy were presented in France at the Pari(s) Santé Femmes Gynecology Congress in early 2023.

In 2021, we initiated a long-term follow-up study aiming at including all of the 80 patients treated by HIFU for their deep endometriosis in the Phase I and II studies. During this study, we will evaluate the quality of life and the symptoms level of the patients up to five years after their HIFU treatment. As of December 31, 2022, 47 patients have accepted to be included in the follow-up study.

In late 2022, we received approval from the French authorities to initiate a Phase III randomized, controlled clinical trial evaluating Focal One HIFU as a potential treatment for rectal deep infiltrating endometriosis. This study is a level 1 multi-center, double blind, randomized, controlled clinical trial. HIFU treatment will be compared to simulated surgery. The study will enroll 60 patients across nine centers in France, with 30 patients randomized to each group. The primary efficacy endpoint is acute pelvic pain evolution three months post procedure. At the conclusion of the study, patients in the simulated surgery group will be offered HIFU treatment.

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

In May 2022, Hong sk et al., from Seoul National University Bundang Hospital, Korea, published in the Jounal of Society Urological Oncology their results on their retrospective study on 163 patients who underwent Partial Gland HIFU Ablation (“PGA”) by Focal One with a median follow up period of 17 months. In conclusion, the PGA with HIFU was safe and showed good preservation of functional outcomes as well as satisfactory oncological control.

In October 2022, De Luca et al., from San Luigi Gonzaga University Hospital, Italy published in the Minerva Urology and Nephrology journal their results on their prospective study on 100 patients with low to intermediate-risk prostate cancer treated with HIFU by Focal One with 12 months of follow up: 15 patients underwent total ablation, 50 patients hemi-ablation and 35 patients focal ablation. Control biopsy at 12 months of the HIFU-treated zone was negative in 80% for total ablation, 84% for partial and 80% for focal ablation. Patients had postoperative excellent quality of life with lower rate of irritative symptoms and negligible impact on voiding and erectile function scores.

In December 2022, Jung G, et al., from Seoul National University Bundang Hospital, Korea, published in the journal of Prostate International their results on their retrospective study on 685 patients who underwent PGA using HIFU with Focal One (n=137 patients) versus Robot-Assisted Radical Prostatectomy (“RARP”) (n=548 patients) with a median follow- up period of 22 months. The authors confirmed that PGA HIFU preserves urinary and erectile functions, with aslight/minor loss of efficiency, which remained however very satisfactory (80% success rate efficacy in the treatment).

HIFU Division Market Potential

Prostate cancer is currently the first (in terms of new cases diagnosed) and second (in terms of number of deaths) most common form of cancer among men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers to be diagnosed for 2023 to be approximately 268,490, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division believes, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

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

For example, in 2019, as we decided to expand the development of HIFU beyond prostate cancer, we successfully finalized a clinical Phase I study using Focal One HIFU to address certain types of deep endometriosis located in the low rectum. The study results are promising and show a decrease of symptoms in the treated patients. In 2020 and further in 2021, we initiated Phase II multi-centric studies to investigate further the use of HIFU in this pathology and the impact on patients’ quality of life. In 2023, we will initiate a Phase III randomized, controlled clinical trial evaluating Focal One high intensity focused ultrasound (HIFU) as a potential treatment for rectal deep infiltrating endometriosis. As per the European Society of Human Reproduction and Embryology, endometriosis is estimated to affect approximately one in 10 women of reproductive age.

In addition, in view of addressing liver cancer using HIFU technology, we decided to pursue the development of HIFU for liver cancer as an extracorporeal solution, avoiding open surgery approach.

HIFU Reimbursement Status

In the United States, following the AMA’s establishment of a new Category 1 CPT code, CMS finalized payment rules for hospitals, facilities, and physicians that facilitates coverage and reimbursement for the ablation of malignant prostate tissue with HIFU technology, effective January 1, 2021. U.S. private insurers are continuing to evaluate and advance coverage and payment policies related to HIFU procedures for prostate cancer patients. We have engaged Medical Technology Partners (MTP) and Argenta Advisors, two leading reimbursement consultancies, to support us in reimbursement analysis and strategies. As public and private payors expand coverage and payment for HIFU procedures, our Focal One HIFU device and procedure likely will have accelerated market access and demand in the United States.

On the hospital payment side, the 2023 final rule upgrades the HIFU procedure from Level 5 Urology Ambulatory Payment Classification (APC) in 2022 to Level 6 in 2023. This translates into reimbursement to a hospital performing a HIFU procedure on a Medicare patient to approximately $8,500 per procedure as a national average, adjusted locally based on the wage index, from the previous approximately $4,500. The Centers for Medicare and Medicaid Services (CMS) will continue to update payment rates for hospitals on a yearly basis as part of the Hospital Outpatient Prospective Payment System (OPPS) Rulemaking.

On the physician payment side, CMS first established a payment to physicians performing a HIFU procedure in the U.S. in 2021. The American Medical Association (AMA) has set the work Relative Value Units for a physician performing a HIFU procedure at 17.73. In the 2023 Final Rule of the Physician Fee Schedule, CMS has set the total facility Relative Value Units (“RVUs”)  at 28.84. This translates to an average payment of $977 for a urologist performing a HIFU procedure on a Medicare patient in a facility setting in 2023. As a reference, a comparable established minimally invasive therapy for prostate cancer, cryotherapy, yields 22.56 total facility RVUs, which translates to $764 for the urologist under the same setting and patient conditions in 2023. A radical prostatectomy would grant the urologist 34.39 total facility RVUs, which translates to a Medicare payment of $1,165, or 35.18 total facility RVUs and $1,192 if performed laparoscopically or robotically. Of note, CMS has finalized a reduction of 18% for the physician payment for a robotic prostatectomy in 2023 compared to 2022, significantly reducing the difference between this procedure and HIFU in terms of physician payment.

In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek reimbursement in each Member State. Procedures performed with our HIFU devices are not reimbursed in the European Union with the exception of Italy, Germany, the United Kingdom (where procedures are partially reimbursed by either public healthcare systems or private insurers) and France under certain conditions. In 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of a specific process (“Forfait Innovation”) to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries. Patients inclusions and follow-up were terminated in 2022. Under this specific process, French healthcare government authorities will review the clinical data gathered under this process in view of granting definitive reimbursement for HIFU. Final decision is expected in 2023.

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

Other companies working with HIFU technology for the minimally invasive treatment of tumors include SonaCare Medical, a U.S. company that markets a device called the Sonablate for the ablation of prostatic tissue. Sonablate received de novo clearance from the FDA for commercialization in the U.S. in October 2015. Profound Medical, a Canadian company, holds FDA clearances for transurethral ultrasound ablation for prostate tissue. Profound Medical acquired Philips Healthcare’s HIFU activity, integrating the development of HIFU devices addressing uterine fibroids, breast tumors and drug delivery activated by HIFU. Insightec, an Israeli company owned mainly by General Electric, Elbit Medical Imaging and Koch Industries, has developed a device using HIFU technology to treat uterine fibroids, painful bone tumors, brain disorders and ablate prostate tissue; this latter intended use was cleared by the FDA in December 2021. Theraclion, a French company licensed by EDAP to use certain of our HIFU patents, is currently marketing the Echopulse HIFU device to treat thyroid tumors, benign breast tumors and varicose veins. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers.

HIFU Division Sales and Distribution of Products

The HIFU division markets and sells its products through our own direct marketing and sales organization as well as through selected third-party distributors and agents in several countries. Using our direct subsidiaries or representative offices network, the HIFU division maintains direct marketing and sales forces in France, the United States, Germany, Malaysia and South Korea, which currently represent its largest HIFU markets. Additionally, the HIFU division markets and sells its products through our distribution platform in the rest of Europe, Middle East and Southeast Asia.

The HIFU division’s customers are located worldwide and have historically been principally public and private hospitals and urology clinics. Management believes that as it increases its customer base it will gain further access to the medical community, which will enable it to monitor the urological market as well as other new targeted markets, introduce new products and conduct trials addressing new pathologies under satisfactory conditions. No single customer of the HIFU division represents a significant portion of the division’s installed base.

The HIFU division’s marketing efforts currently include the organization of information and training programs for urologists, mainly in key European countries and in the United States where HIFU awareness is growing, comprehensive media and web programs to educate patients on the availability of HIFU technology to treat localized prostate cancer and strong participation in focused dedicated urological events. Our dedicated web sites www.hifu-prostate.com and www.focalone.com for patients and physicians is visited regularly. The information contained on these websites is not incorporated by reference herein. As HIFU expands in these countries, we intend to strengthen our marketing efforts and further invest in educational and sales programs in these countries.

ESWL Division

The ESWL lithotripsy division is engaged in the manufacturing, marketing and servicing of our installed base of Sonolith range of lithotripters. The ESWL division contributed €11.6 million to our consolidated net sales during the fiscal year ended December 31, 2022.

Our ESWL business is quite cyclical and generally linked to lengthy hospital decision and investment processes and their activities. Hence our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in a possible higher selling activity in the last quarter of the year.

ESWL Division Business Overview

The ESWL division’s business is producing and marketing certain medical devices, known as lithotripters, for the treatment of urinary tract stones by means of ESWL technology. ESWL uses extracorporeal shockwaves, which can be focused at urinary stones within the human body to fragment the stones, thereby permitting their natural elimination and preventing the need for incisions, transfusions, general anesthesia, and the potential for related complications. The ESWL division currently markets one model of lithotripter: the Sonolith i-move. As of December 31, 2022, the ESWL division maintained or otherwise serviced 522 Sonolith lithotripters.

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

ESWL Division Patents and Intellectual Property

As of December 31, 2022, the ESWL division’s patent portfolio contained six granted owned and co-owned patents consisting of one granted patent in the United States, four granted patents in the European Union and one granted patent in Japan.

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

ESWL Division Regulatory Status

The Sonolith i-move is cleared and available for commercial distribution in the European Union, Saudi Arabia, Colombia, South Korea, Singapore, Costa Rica, Egypt, Ecuador, Mexico, the United States, Indonesia, Japan, Malaysia, United Kingdom, Russia, Serbia, Sudan, Switzerland and Taiwan.

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

We expect the ESWL division to continue to contribute to the financial results despite the mature nature of the market, due to revenues from consumables, maintenance contracts and demand for replacement machines. See Item 5, “Operating and Financial Review and Prospects”.

ESWL Division Competition

The ESWL market is characterized by severe price competition among manufacturers, with the result that, in recent years, the average unit price of ESWL lithotripters has declined. The ESWL division expects this trend to continue. See Item 5, “Operating and Financial Review and Prospects. ” The ESWL division’s major competitors in developed countries are Wolf, Storz Medical and Dornier Medtech.

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

Distribution Division

The Distribution division is engaged in the marketing, distribution and servicing of products complementary to our global activity such as lasers, micro-ultrasound systems and other medical products from third parties. The Distribution division contributed €27.9 million to our consolidated net sales during the fiscal year ended December 31, 2022.

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

The Distribution division strategy is also to distribute products that bring synergies and complementarity to our existing home grown technologies. In May 2020, we signed an exclusive worldwide distribution agreement with Exact Imaging, a developer of high resolution micro-ultrasound imaging technologies. Under the terms of the agreement, we market Exact Imaging’s micro-ultrasound diagnostic devices alongside our Focal One. In that respect, ExactVu micro-ultrasound complements our Focal One HIFU technology. ExactVu offers all of the steps and procedures that need to be done prior to a treatment for prostate cancer. By distributing the two technologies, EDAP offers the urologist a complete solution for focal prostate cancer management, with full autonomy and capabilities from diagnostic to treatment. This type of complete care is also extremely attractive to patients with prostate cancer as it represents a non-invasive way of managing their disease by using diagnostics to eliminate unnecessary biopsy procedures and allows for a very precise non- invasive HIFU ablation of the suspicious and diagnosed region of the prostate.

Distribution Division Products

The Distribution division currently distributes Lumenis® Holmium lasers (HoLEP) marketed by Boston Scientific under an exclusive agreement limited to the French territory. HoLEP Moses Lumenis laser is a groundbreaking, patent-protected pulse delivery technology that remarkably improves energy transmission, resulting in more efficient lithotripsy and BPH treatments compared to the regular Holmium pulse1. The Distribution division also exclusively markets lasers manufactured by Italian company Quanta System Spa in Japan, in certain countries in South-East Asia.

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

Third parties supply us with some key materials or components, which exposes us to the risk of a supply shortage or interruption in the event that these suppliers are unable to manufacture our products in line with quality standards or if they experience financial or other difficulties. We are currently renegotiating a supply agreement with a key supplier of ultrasound component for our HIFU devices as prices increased dramatically following a major shift in our supplier’s marketing strategy. We are constantly addressing such risks and are developing alternative options to maintain our product offering, while taking into account regulatory and cost constraints. We also have experienced difficulties in obtaining some materials or components used in our devices, including electronic parts, computers, plastics, mechanical parts due to supply shortage directly linked to logistics challenges, Asian manufacturing plants’ capacity constraints, and shipping routes impacted by ports closures. See Item 3. “Risk Factors—Worldwide contagious, epidemic diseases may impact our international activities and could have a material adverse effect on our business, results of operations and financial condition.”

Quality and Design Control

The manufacturing operations of EDAP TMS France must comply with all regulations of countries where we market our products, including the GMP regulations enacted by the FDA, which establish requirements for assuring quality by controlling components, processes and document traceability and retention, among other things. EDAP TMS France’s facilities are also subject to inspections performed by the FDA. EDAP TMS France is ISO 13485: 2016 and MDSAP certified which indicates compliance by EDAP TMS France’s manufacturing facilities with international standards for quality assurance, design and manufacturing process control. EDAP TMS France also complies with the applicable requirements that will allow it to affix the CE Marking to certain of its products. Our manufacturing site also complies with Taiwanese, Japanese, Canadian, Australian, Brazilian and South Korean regulations, as well as with the U.S. Quality System Regulation. See “—Government Regulation—Healthcare Regulation in the United States” and “—Government Regulation—Healthcare Regulation in the European Union. ”

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

In addition, we lease office and/or warehouse facilities in Kuala Lumpur (Malaysia), Flensburg (Germany), Austin (U.S.), Seoul (South Korea), Fukuoka, Osaka, Sapporo and Tokyo (Japan) and Dubai (United Arab Emirates). Our representative office in Moscow (Russia) was closed in early 2023.

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

Regulation in the United States

We and our products are regulated in the United States by the FDA under a number of statutes including the Federal Food, Drug and Cosmetic Act (“FDC Act”). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - on the basis of the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment registration, medical device listing, FDA-mandated CGMP and labeling. Most Class I devices are exempt from premarket notification (510(k)). Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of general controls and “special controls”, such as special labeling requirements, mandatory performance standards, and post-market surveillance. Class II medical devices typically require 510(k) submission and clearance based on a demonstration of substantial equivalence to an identified predicate device. A successful 510(k) may also require the submission of clinical data as part of the 510(k) for some Class II devices. For novel devices that present low to moderate risk but where there is no suitable predicate device to support a standard 510(k) submission, the FDA has what is known as the De Novo process. Class III devices are those that require submission of a pre-market approval (“PMA”) application by the FDA to ensure their safety and effectiveness. The PMA process is expensive and often lengthy, typically requiring several years, and may not necessarily result in approval. The manufacturer or the distributor of the device must obtain an IDE approval from the FDA before commencing human clinical trials in the United States in support of the PMA. Some newer PMA devices must also go before an advisory committee before FDA approval. Our lithotripsy range of Sonolith i-move products is now classified by the FDA as Class II devices. Our Ablatherm and Focal One HIFU devices are also classified as Class II.

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

In 2017, the European Union enacted the new MDR. Manufacturers with currently approved medical devices in their portfolio have had an initial transition time of three years, i.e. until May 26, 2020 to meet new MDR requirements. The transition period was extended to four years, i.e. until May 26, 2021 due to COVID-19 pandemic context. An amendment to modify the transitional provisions has been adopted. The schedule is defined based on the MDR classification of devices with a latest application date of December 31, 2028. The extension of the period during which the devices can be placed on the market is subject to conditions. To benefit from the new provisions, the manufacturer must have implemented and maintained a Quality Management System that complies with MDR requirements before May 26, 2024. The MDR introduces substantial changes to the way medical device manufacturers bring their devices to the European market and how they maintain compliance throughout the product’s life cycle. MDR will replace the EU’s current Medical Device Directive (93/42/EEC) (“MDD”). We are currently updating our organization and quality system as well as our product development to be able to handle the MDR enforcement within the expected timelines for our existing devices ranges and the devices under development. We have implemented regulatory actions to ensure our devices may be marketed in the European and international markets to conform MDR, if applicable.

The MDD and the MDR provide that medical devices that meet certain safety standards must bear a certification of conformity, the European Community approval “CE Marking”. Except in limited circumstances, member states of the European Union may not prohibit or restrict the sale, free movement or use for its intended purpose of a medical device bearing the CE Marking. Medical devices marketed throughout the European Union must comply with the requirement of the MDD and MDR as applicable to bear a CE Marking (subject to certain exceptions).

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

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labor and Welfare (‘the “MHLW”). Our Japanese subsidiary has obtained a license as the “Marketing Authorization Holder” as well as specific marketing approvals to import and market our products in Japan. Our Japanese subsidiary is also operating as “Designated Marketing Authorization Holder” on behalf of some companies to market their products in the Japanese Territory. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a price list of reimbursable prices applicable to certain medical devices under the national health insurance programs and until a new device is included in this list its costs are not covered by the programs. The LT02, the LT-02X, the Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys and the Sonolith i-move are all included on the MHLW’s list for reimbursement.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2022 and 2021 is based on, and should be read in conjunction with, our consolidated financial statements and the notes thereto included in Item 18, “Financial Statements.” The consolidated financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains certain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Cautionary Statement on Forward-Looking Information” at the beginning of this annual report.

Critical Accounting Estimates

Management has not identified any estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.

Operating Results

Overview

Our activities are organized into three divisions: HIFU, ESWL and Distribution.

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

We derive a significant portion of both net sales of medical devices and disposables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented 33% of our total consolidated net sales in 2022. Net sales of goods in Asia represented 36% of such sales in 2022 and consisted mainly of sales of urology devices and disposables. Net sales of spare parts, supplies and services in Asia represented 34% of such sales in 2022 and related primarily to ESWL lithotripters, reflecting the fact that 44% of the installed base of our ESWL lithotripters that we actively maintain or otherwise serve is located in Asia. See Note 18 of our consolidated financial statements. We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2022, 60% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while 59% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, “Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates” and Item 11, “Quantitative and Qualitative Disclosures About Market Risk” for a description of the impact of foreign currency fluctuations on our business and results of operations.

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

Consolidated research and development expenses, as described above, amounted to €4.9 million and €3.4 million in 2022 and 2021, respectively, representing 8.9% and 7.7% of total revenues in 2022 and 2021, respectively. Research and development government grants and tax credits are deducted from our consolidated research and development expenses for amounts of €0.8 million and €1.4 million  in 2022 and 2021, respectively. Beginning in 2023, management expects the budget for research and development expenses to increase to 11.9% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals in Japan in particular, and to build reimbursement coverage in key countries and particularly in the U.S., to continue to develop our HIFU product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €16.4 million in 2022 and €10.7 million in 2021. The €5.6 million or 52.6% increase in selling and marketing expenses from 2021 to 2022 was primarily a result of the implementation of the HIFU expansion plan in the U.S. which includes the impact of share-based compensation plans of €1.0 million in 2022 and €0.8 million in 2021 and the COVID-19 pandemic impact in 2021 (leading to cancellation of congresses, limitation of business trips, etc). Beginning in 2023, management expects selling and marketing expenses to increase in connection with the acceleration of HIFU adoption in the U.S.

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021

We report our segment information on a “net contribution” basis. See Note 29 to our consolidated financial statements.

(in millions of euros)	2022	2021
Total revenues	55.1	44.1
Total net sales	55.1	44.1
Of which HIFU	15.6	9.9
Of which ESWL	11.6	11.0
Of which DISTRIBUTION	27.9	23.1
Total cost of sales	(30.9)	(25.6)
Gross profit	24.2	18.4
Gross profit as a percentage of total net sales	43.90%	41.8%
Total operating expenses	(28.5)	(20.0)
Income (loss) from operations	(4.3)	(1.6)
Net income (loss)	(2.9)	0.7

Total revenues

Our total revenues increased 25.1% from €44.1 million in 2021 to €55.1 million in 2022.

HIFU division.

The HIFU division’s total revenues increased by 57.7% from €9.9 million in 2021 to €15.6 million in 2022, reflecting mainly the development of equipment sales in the U.S.

The HIFU division’s net sales of medical devices increased 152.6% to €7.0 million in 2022, with fifteen Focal One units sold (including thirteen in the U.S.), as compared to €2.8 million, with seven Focal One units sold in 2021 (including four in the U.S).

Treatment-driven revenue, which includes net sales of RPP & leases, net sales of disposables and treatments related services, increased by 18.6% to €7.0 million in 2022.

Net sales of HIFU maintenance services increased by 31.1% to €1.6 million in 2022.

ESWL division.

The ESWL division’s total revenues increased 5.0% from €11.0 million in 2021 to €11.6 million in 2022, primarily due to the increase in sale of equipment after a year impacted by the COVID-19 pandemic in 2021.

The ESWL division’s net sales of medical devices increased 28.9% from €3.0 million in 2021 to €3.9 million in 2022 with 22 ESWL devices sold in 2022 compared to 21 ESWL units sold in 2021.

Net sales of ESWL-related consumables, spare parts, supplies, RPP, leasing and services decreased 3.6% from €8.0 million in 2021 to €7.7 million in 2022 reflecting the mature nature of the market.

Distribution division.

The Distribution division’s total revenues increased 20.6% from €23.1 million in 2021 to €27.9 million in 2022, primarily due to the development of Exact Imaging sales.

The Distribution division’s net sales of medical devices increased 16.7% from €13.5 million in 2021 to €15.8 million in 2022. We sold 47 ExactVu units in 2022, as compared to 28 in 2021.

Net sales of Distribution-related consumables, spare parts, supplies, RPP, leasing and services increased 26.2% from €9.6 million in 2020 to €12.2 million in 2022, reflecting the growth of the installed base.

Cost of sales.

Cost of sales increased 20.6% from €25.6 million in 2021 to €30.9 million in 2022, and represented 56.1% as a percentage of net sales in 2022, down from 58.2% as a percentage of net sales in 2021. This effect is driven primarily by the higher sales effect on fixed costs and the increase in the percentage of HIFU revenue to overall revenue (since HIFU activity has better margins than both ESWL and Distribution).

Operating expenses.

Operating expenses increased 42.0%, or €8.4 million, from €20.0 million in 2021 to €28.5 million in 2022.

Marketing and sales expenses increased €5.6 million, or 52.6% to €16.4 million in 2022, reflecting the impact of the HIFU expansion plan in the U.S., which includes the impact of share-based compensation plans for €1.0 million in 2022.

Research and development expenses increased 44.6% at €4.9 million in 2022 from €3.4 million in 2021. R&D expenses are net of R&D grants and tax credits of €0.8 million in 2022 and €1.4 million in 2021.

General and administrative expenses increased €1.3 million or 21.2% to €7.2 million in 2022, reflecting the impact of the HIFU expansion plan in the U.S., which includes the impact of share-based compensation plans for €1.1 million in 2022.

Operating profit (loss).

As a result of the factors discussed above, particularly the expansion of our activities in the U.S. to accelerate HIFU adoption, we recorded a consolidated operating loss of €4.3 million in 2022, as compared to a consolidated operating loss of €1.6 million in 2021.

We realized an operating loss in the HIFU division of €4.9 million in 2022, as compared with an operating loss of €3.0 million in 2021, an operating profit in the ESWL division of €0.9 million in 2022, as compared to an operating profit of €0.9 million in 2021, and an operating profit in the Distribution division of €2.0 million in 2022, as compared to an operating profit of €2.4 million in 2021.

Financial (expense) income, net.

Net financial income was €0.2 million in 2022, compared with a net financial income of €0.1 million in 2021.

Foreign currency exchange gain (loss), net.

In 2022, we recorded a net foreign currency exchange gain of €1.9 million, mainly due to the variation of the Euro against the U.S. Dollar, compared to a gain of €2.4 million in 2021.

Income taxes.

Income tax was an expense of €0.8 million in 2022, compared to an expense of 0.2 million in 2021, reflecting the decrease in 2021 of the valuation allowance for deferred tax assets in Japan.

Net income / (loss).

As a result of the above, we realized a consolidated net loss of €2.9 million in 2022 compared with a consolidated net income of €0.7 million in 2021.

For comparison between the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2020, please refer to our report on Form 20-F filed with the SEC on April 8, 2022.

Effect of Inflation

Management believes that the impact of inflation was not material to our net sales or loss from operations in the year ended December 31, 2021.

In 2022, geopolitical instability and other factors have led to higher worldwide inflation leading to a global increase in costs. We are constantly addressing this cost increase by mitigating the impact on our margins, in particular by adjusting our prices, reducing our costs or implementing counter measures to ensure the minimum residual impact.

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

Material Cash Requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2022.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	1,846	1,846	—	—	—
Long-Term Debt	5,188	1,601	2,905	682
Financing Lease Obligations	549	225	244	74	6
Operating Leases Obligations	1,799	901	874	24	—

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, excluding interest on long-term debt. Future events could cause actual payments to differ from these estimates.

Long term debts represent a €5.0 million cash requirement as of December 31, 2022 and are mainly related to the two loans taken out from French banks, in the form of the loans guaranteed by the French State for a total amount of €4.0 million at inception in the context of the Covid-19 pandemic. These loans taken out in August 2020 with initial maturity in August 2021 have been extended until August 2026. The amendments provide for reimbursements to be made over four years, beginning in August 2022.

Operating and Financing leases represent a €2.3 million cash requirement as of December 31, 2022 with a repayment horizon up to 2028.

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

(in thousands of euros)	2022	2021
Net cash generated by/(used in) in operating activities	(3,024)	4,445
Net cash generated by/(used in) in investing activities	(2,378)	(1,638)
Net cash generated by/(used in) in financing activities	21,741	20,266
Net effect of exchange rate changes	(388)	(585)
Net increase/(decrease) in cash and cash equivalents	15,952	22,488
Cash and cash equivalents at the beginning of the year	47,183	24,696
Cash and cash equivalents at the end of the year	63,136	47,183

Our cash position as of December 31, 2022 and 2021 was €63.1 million (with no short-term treasury investments) and €47.2 million (with no short-term treasury investments), respectively. We experienced an increase in cash and cash equivalent of €16.0 million in 2022 and of €22.5 million in 2021.

In 2022, our positive net cash flow was primarily due to net cash generated by financing activities which included net proceeds of the offering of common stock in the form of ADSs in September 2022 for €22.0 million. See Item 4, “Information on the Company—History and Development of the Company”. In 2021, our positive net cash flow was primarily due to net cash generated by financing activities which included net proceeds of the offering of common stock in the form of ADSs in April 2021 for €21.3 million. See Item 4, “Information on the Company—History and Development of the Company”.

In 2022, net cash used in operating activities was €3.0 million compared with net cash generated by operating activities of €4.4 million in 2021.

In 2022, net cash used in operating activities reflected principally:

-	a net loss of €2.9 million;
-	elimination of €4.2 million of net loss without effects on cash, including €1.6 million of depreciation and amortization, €0.1 million of change in allowances for doubtful accounts & slow-moving inventories and €0.3 million of net capital loss on disposals of assets; and €2.1 million of non-cash compensation linked to stock-based compensation plans and free shares; and
-	an increase in working capital of €4.3 million reflecting primarily the increase in inventory and trade receivables linked to the higher level of sales.

In 2021, net cash generated by operating activities reflected principally:

-	a net income of €0.7 million;
-	elimination of €3.2 million of net loss without effects on cash, including €1.9 million of depreciation and amortization, €0.4 million of change in allowances for doubtful accounts & slow-moving inventories and €0.5 million of reduction in allowance for deferred tax asset; and €1.9 million of non-cash compensation linked to stock-options plans; and
-	a decrease in working capital of €0.5 million reflecting primarily the decrease in inventory and the increase payables on income tax.

In 2022, net cash used in investing activities was €2.4 million compared with net cash used in investing activities of €1.6 million in 2021.

Net cash used in investing activities of €2.4 million in 2022 reflected mainly:

-	investments of €1.6 million in capitalized assets produced by the Company including devices for RPP activity (€0.3 million) and HIFU treatments probes (€1.2 million); and
-	investment of €0.6 million in property and equipment (including €0.2 million of laser equipment for demo or RPP, IT and offices equipment for €0.3 million and vehicles for €0.1 million).

Net cash used in investing activities of €1.6 million in 2021 reflected mainly:

-	investments of €1.2 million in capitalized assets produced by the Company including devices for RPP activity (€0.2 million), HIFU treatments probes (€0.7 million) and R&D program (€0.1 million); and
-	investment of €0.4 million in property, equipment (including €0.2 million of laser equipment for demo and RPP) and IT and offices equipment (€0.2 million).

In 2022, net cash generated by financing activities was €21.7 million compared with net cash generated by financing activities of €20.3 million in 2021.

Net cash generated by financing activities of €21.7 million in 2022 reflected principally the net proceeds of €22.0 million from the offering of common stock in the form of ADSs in September 2022 (see Item 4, “Information on the Company—History and Development of the Company”), €0.7 million from the exercise of stock options, new long term borrowings for €0.3 million (composed of a loan in France to finance HIFU treatment probes), the repayments of long-term borrowings and financing lease for €1.2 million.

Net cash generated in financing activities of €20.3 million in 2021 reflected principally the net proceeds of €21.3 million from the offering of common stock in the form of ADSs in April 2021 (see Item 4, “Information on the Company—History and Development of the Company”), €0.4 million from the exercise of stock options, new long term borrowings for €1.1 million (mainly composed of a loan in France to finance HIFU treatment probes and conditional government advances for business development in China), the repayments of long-term borrowings and financing lease for €1.8 million (including extinguishment of the HECAM project conditional government advances)  and a decrease of short-term borrowings of €0.7 million.

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing and with certain long-term borrowings consisting of sale and leaseback equipment financing. Currently the short-term debt consists of account receivables factored and for which the Company is supporting the collection risk. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2022, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

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

Research and Development, Patents and Licenses

See Item 5, “Operating and Financial Review and Prospects—Operating Results—Overview” and Item 4, “Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property” and “Information on the Company—ESWL Division—ESWL Division Patents and Intellectual Property.”

The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it is refundable in cash.

Off-Balance Sheet Arrangements

At December 31, 2022, we had no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Executive Officers

The following table sets forth the name, age and position of each of our senior executive officers as of April 7, 2023 (the “Senior Executive Officers”). The Chief Executive Officer and the Chief Financial Officer listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Executive Officers are entitled to receive severance packages totaling €1.0 million.

Name	Position

Marc Oczachowski	Chief Executive Officer of EDAP TMS S.A. and Chairman of the Board of Directors
Age: 53	President of EDAP TMS France SAS and EDAP Technomed, Inc.

Marc Oczachowski joined EDAP TMS in 1997 as Area Sales Manager. From 2001 to 2004, he was General Manager of EDAP Technomed Malaysia. In 2004, he was appointed Chief Operating Officer of EDAP TMS based in Lyon, France, and became Chief Executive Officer of the Company in 2007. In 2012, he relocated in Austin, Texas (USA), for a five-year period, to manage U.S. operations and lead the FDA approval process of the Company’s HIFU devices. On March 25, 2020, he was appointed Chairman of the Board of Directors. He started his career as Area Sales Manager for Sodem Systems - power tools for orthopedics. He graduated from Lyon I University (Molecular Biology), and from Institut Commercial de Lyon, France.

François Dietsch Age: 47	Chief Financial Officer of EDAP TMS S.A.

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

In line with EDAP’s global group strategy, and its focus on expansion in the United States and rest of world markets, and upon recommendation of the Compensation Committee and the Nomination Committee, on March 29, 2023 the Board of Directors unanimously decided to appoint Mr. Rhodes as the new Chief Executive Officer of the Company for an indefinite term, which will become effective on May 1, 2023. Mr. Oczachowski will continue to serve as Chairman of the Board of the Company.

Ryan Rhodes joined EDAP in June 2021, as Chief Executive Officer of EDAP Technomed Inc., the Company’s U.S. subsidiary. Prior to joining EDAP, he served as the President and Chief Executive Officer of Restoration Robotics, the global leader in robotic aesthetic medicine, from August 2016 to December 2019. Prior to Restoration Robotics, he spent over 13 years at Intuitive Surgical, the global leader in medical robotics. Prior to Intuitive Surgical, he spent over 11 years in various management positions in sales, marketing, professional education, and market development at Ethicon Inc., a Johnson & Johnson Company. Mr. Rhodes holds a B.A in Public Administration from San Diego State University.

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. On March 25, 2020, the Board of Directors accepted the resignation of Mr. Philippe Chauveau as Chairman of the Board and, upon the recommendation of the Company’s Nomination Committee, the Board combined the roles of Chairman of the Board and Chief Executive Officer, as permitted by the Company’s by-laws, and elected Mr. Marc Oczachowski as the new Chairman of the Board of Directors. On March 29, 2023, the Board of Directors decided to separate the roles of Chairman of the Board and Chief Executive Officer as of May 1, 2023, when Mr. Rhodes will begin his term as Chief Executive Officer and Mr. Oczachowski will continue serving as Chairman. None of the directors has service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment (except for those related to Mr. Oczachowski’s current position as Chief Executive Officer, provided under his employment agreement). Four Board members out of five are independent within the meaning of Nasdaq Marketplace Rule 5605(2). The mandate of four of our Directors was renewed for a new period of six years at the General Meeting of Shareholders held on June 30, 2020 approving the accounts for the financial year ended December 31, 2019. Their mandate will expire at the end of the ordinary general meeting of shareholders which will approve the accounts for the financial year ended December 31, 2025, i.e., in the course of 2026. On June 30, 2020, Ms. Marie Meynadier was elected as independent Director in replacement of Mr. Philippe Chauveau.

Marc Oczachowski Age: 53 Mandate: 6 years Appointment: July 10, 2017 Expiration: 2022	Chairman of the Board. See Marc Oczachowski’s biography above.

Pierre Beysson Age: 80 Mandate: 6 years Appointment: September 27, 2002 (renewed in 2014 & 2020) Expiration: 2025

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

Argil Wheelock Age: 75 Mandate: 6 years Appointment: June 25, 2009 (renewed in 2014 & 2020) Expiration: 2025

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

Rob Michiels Age: 73 Mandate: 6 years Appointment: July 16, 2009 (renewed in 2014 & 2020) Expiration: 2025

Rob Michiels was elected as a member of the Company’s Board of Directors in July 2009. He is a U.S. citizen and a 50-year veteran of the medical device industry. He most recently served as Chief Executive Officer (CEO) of CardiAQ Valve Technologies, a venture funded start-up developing Transcatheter Mitral Valve Implantation which was acquired by Edwards Lifesciences during the second half of 2015. He previously served as Chief Operating Officer (COO) of CoreValve (acquired by Medtronic); and as President and COO of InterVentional Technologies (acquired by Boston Scientific). He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Rob Michiels is a director of Conveyor Ltd and FEops NV, both privately held companies developing cutting edge cardio-vascular less-invasive technologies. Rob Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. He is a senior Venture Partner at 415 Capital (Munich, Germany), a specialized venture capital firm that invests in early-and development stage-MedTech companies. Fluent in English, French and Dutch languages, he holds a bachelor’s degree in economics from Antwerp University in Belgium and a Master’s in business administration (MBA) from Indiana University.

Marie Meynadier Age: 61 Mandate: 6 years Appointment: June 30, 2020 Expiration: 2025

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

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to Senior Executive Officers and to the Board of Directors as a group for the fiscal year 2022 was €659 thousand including performance bonuses of €135 thousand and benefits in kind of €10 thousand (benefits in kind comprise car allowances for senior management). No amount was set aside or accrued by us to provide pension, retirement or similar benefits for Senior Executive Officers and to the Board of Directors as a group in respect of the year 2022. For information regarding compensation paid in the form of stock options or free shares, see “—Share Ownership” and “Options to Purchase or Subscribe for Securities—Free Shares.”

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

For more information on the missions of our Audit Committee, please refer to our web site www.edap-tms.com, under the Investor Relations Section, where our Audit Committee Charter is available. This Charter is not incorporated by reference in this annual report.

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

Employees

As of December 31, 2022, we employed 264 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis-
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	24	29	26	26	9	12	21	147
Germany	5	—	4	—	—	—	2	11
Japan	27	—	20	—	3	—	9	59
Malaysia	1	—	3	—	—	—	2	6
South Korea	2	—	4	—	—	—	2	8
USA	18	—	11	—	—	—	4	33
Total	77	29	68	26	12	12	40	264

As of December 31, 2021, we employed 227 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis-
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	27	30	24	21	8	9	17	136
Germany	5	—	3	—	—	—	2	10
Japan	25	—	17	—	2	—	6	50
Malaysia	2	—	3	—	—	—	2	7
South Korea	2	—	4	—	—	—	2	8
USA	7	—	6	—	—	—	3	16
Total	67	30	55	22	10	8	31	227

As of December 31, 2020, we employed 223 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis-
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	25	30	23	22	8	8	17	133
Germany	5	—	3	—	—	—	2	10
Japan	27	—	17	—	2	—	6	52
Malaysia	2	—	4	—	—	—	2	8
South Korea	2	—	4	—	—	—	1	7
USA	6	—	4	—	—	—	3	13
Total	67	30	55	22	10	8	31	223

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of March 15, 2023, the total number of shares issued was 37,202,731 with 275,367 shares held as treasury shares, thus bringing the total number of shares outstanding to 36,927,364.

As of March 31, 2023, the Board of Directors and the Senior Executive Officers of the Company held a total of 321,621 shares. The Board of Directors and Senior Executive Officers beneficially own, in the aggregate less than 1% of the Company’s shares.

As of March 31, 2023, Senior Executive Officers held a total of 276,929 shares and an aggregate of 617,500 options to purchase or to subscribe a total of 617,500 ordinary shares, with a weighted average exercise price of €3.40 per share. Of these options, 220,000 expire on April 26, 2026, 55,000 expire on April 25, 2027, 25,000 expire on August 29, 2028, 40,000 expire on April 4, 2029 and 277,500 expire on June 11, 2031.

Options to Purchase or Subscribe for Securities – Free Shares

Options

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors.

On February 18, 2016, the shareholders authorized the Board of Directors to grant up to 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors.

On June 28, 2019, the shareholders authorized the Board of Directors to grant up to a maximum of 358,528 options to purchase pre-existing shares at a fixed price to be set by the Board of Directors. All of the shares that may be purchased through the exercise of stock options are currently held as treasury stock. On June 28, 2019, the shareholders also authorized the Board of Directors to grant up to 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors.

On June 30, 2021, the shareholders authorized the Board of Directors to grant up to 2,000,000 options to subscribe to 2,000,000  new shares at a fixed price to be set by the Board of Directors and 200,000 free shares.

On June 30, 2022, the shareholders authorized the Board of Directors to grant up to 600,000 free shares. This new resolution superseded the June 30, 2021 resolution, cancelling the unused portion of the 2021 resolution.

As of March 31, 2023, we had sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group and two free share plans.

On December 31, 2022, the expiration of our stock options was as follows:

Number of
Date of expiration	Options
April 25, 2026	400,000
April 26, 2027	146,080
August 25, 2028	105,000
April 4, 2029	107,500
June 11, 2031	1,287,428

As of December 31, 2022, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2022		2021		2020
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Options	(€)	Options	(€)	Options	(€)
Outstanding on January 1,	2,408,508	4.38	1,186,900	2.81	1,273,900	2.78
Granted	571,000	9.07	1,392,428	5.56	—	—
Exercised	(320,622)	2.14	(150,820)	2.93	(23,750)	3
Forfeited	(45,000)	5.34	(20,000)	4.01	(21,250)	2.55
Expired	—	—	—	—	(42,000)	2
Outstanding on December 31,	2,613,886	5.66	2,408,508	4.38	1,186,900	2.81
Exercisable on December 31,	1,362,205	4.35	1,149,401	3.25	970,650	2.73
Share purchase options available for grant on December 31,	20,000		5,000		292,428

As of December 31, 2022, 1,329,000 options to subscribe to new shares are available for future grants.

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new shares, as of December 31, 2022:

	Outstanding options				Fully vested options (1)
		Weighted	Weighted			Weighted
		average	average	Aggregate		average	Aggregate
		remaining	exercise	Intrinsic		exercise	Intrinsic
		contractual	price	Value		price	Value
Exercise price (€)	Options	life	(€)	(2)	Options	(€)	(2)
10.32	32,000	9.8	10.32	330,240	—	—	—
9.94	395,000	10.0	9.94	3,926,300	—	—	—
6.41	124,000	9.3	6.41	794,840	24,111	6.41	154,552
5.59	1,266,806	8.4	5.59	7,081,446	633,403	5.59	3,540,723
5.18	100,000	8.8	5.18	518,000	36,111	5.18	187,056
3.90	107,500	6.8	3.90	419,250	80,000	3.90	312,000
3.22	365,000	3.3	3.22	1,175,300	365,000	3.22	1,175,300
2.65	87,500	5.7	2.65	231,875	87,500	2.65	231,875
2.39	136,080	4.3	2.39	325,231	136,080	2.39	325,231
2.39 to 10.32	2,613,886	7.39	5.66	14,802,482	1,362,205	4.35	5,926,737

(1)Fully vested options are all exercisable options. On March 29, 2023, the Board of Directors unanimously decided to appoint Ryan Rhodes as the new Chief Executive Officer of the Company, which will become effective on May 1, 2023. Marc Oczachowski will continue to serve as Chairman of the Board of the Company. In this context, the Board decided to accelerate the vesting of all unvested options granted to Mr. Oczachowski under the 2019 option plans such that these options fully vested and became exercisable on March 29, 2023.
(2)The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $10.66 at December 31, 2022, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

Free Shares

On September 28, 2021, 61,500 free shares were granted to certain officers and employees of the Company and on September 28, 2022, 57,500 shares, out of these 61,500 free shares, were issued and acquired, with a 12-months period conservation obligation.

On March 30, 2022, 40,000 free shares were granted to the Chief Executive Officer of the Company.

On November 8, 2022, 291,500 free shares were granted to certain officers and employees of the Company.

On March 29, 2023, 150,000 free shares were granted to the Chief Executive Officer of the Company.

See Note 17-5 of the consolidated financial statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly.

On the basis of the notifications received or filed with the SEC, as of April 7, 2023,  (i) Soleus Capital Master Fund, L.P. filed a report showing an increase in its ownership interest in the Company to 5,134,430 ADSs, representing 13.9% of our outstanding ADSs and (ii) Morgan Stanley filed a report showing an increase in its ownership interest in the Company to 3,136,680 ADSs, representing 8.5% of our outstanding ADSs There are no arrangements known to us, the operation of which may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of March 15, 2023, 37,202,731 shares were issued, including 36,927,364 outstanding and 275,367 treasury shares. At March 15, 2023, there were 37,121,481 ADSs, each representing one Share, all of which were held of record by 19 registered holders (including The Depository Trust Company).

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

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, “Financial Statements.”

Export Sales

As of December 31, 2022, total consolidated export net sales, which we define as sales made outside of mainland France, were €44.5 million, which represented 81% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones. The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2015 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, we did not invoice any medical equipment to the hospitals in 2022 or 2021.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We do not have any legal proceedings outstanding.

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

No dividends were paid with respect to fiscal years 2016 through 2021, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors. Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of April 7, 2023

        In line with EDAP’s global group strategy, and its focus on expansion in the United States and rest of world markets, and upon recommendation of the Compensation Committee and the Nomination Committee, on March 29, 2023 the Board of Directors unanimously decided to appoint Ryan Rhodes as the new Chief Executive Officer of the Company for an indefinite term, which will become effective on May 1, 2023. Marc Oczachowski will continue to serve as Chairman of the Board of the Company. In this context, the Board decided to accelerate the vesting of all unvested options granted to Mr. Oczachowski under the 2019 option plans such that these options fully vested and became exercisable on March 29, 2023, and, with respect to the previously granted free shares and as permitted under the plans, waived certain conditions to vesting. The Company is currently evaluating the costs associated with the severance package and the acceleration of vesting of share-based plans, which will be recorded in financial year 2023.

Item 9. The Offer and Listing

Description of Securities

The shares are traded solely in the form of ADSs, each ADS representing one ordinary share. Each ADS may be evidenced by an American Depositary Receipt issued by The Bank of New York Mellon, our Depositary. The principal United States trading market for the ADSs, which is also the principal trading market for the ADSs overall, is The Nasdaq Global Market of The Nasdaq Stock Market, Inc. (“The Nasdaq”), on which the ADSs are quoted under the symbol “EDAP.”

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

Our by-laws were updated on January 24, 2023 to reflect the latest increases in share capital related to the issuance of additional shares following the exercise of options.

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

Board of Directors

The Board of Directors is currently composed of five members, four of which were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for fiscal year 2025. Mr. Marc Oczachowski, Chief Executive Officer, and elected Chairman of the Board as of March 25, 2020, was appointed director of the Company by the shareholders on June 30, 2017, effective July 1, 2017, for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for the fiscal year 2022. See Item 6, “Directors, Senior Management and Employees.” A director’s term ends at the end of the ordinary general shareholders” meeting convened to vote on the accounts of the then-preceding fiscal year and held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

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

The Chairman of the Board

The Board of Directors must elect one of its members as Chairman of the Board of Directors, who must be an individual. The Board of Directors determines the duration of the term of the Chairman, which cannot exceed that of his/her tenure as a director. The Board of Directors may revoke the Chairman at any time. The Chairman’s compensation is determined by the Board of Directors, upon recommendation of the Compensation Committee. See Item 6, “Directors, Senior Management and Employees–Compensation Committee.” The Chairman represents the Board of Directors and organizes its work. The Chairman reports on the Board’s behalf to the general shareholders’ meeting. The Chairman is responsible for ensuring the proper functioning of our governing bodies and that the Board members have the means to perform their duties.

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

Certain Exemptions (U.S. Law)

Under the U.S. securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the current Nasdaq corporate governance requirements. For more information on these exemptions, see Item 16G, “Corporate Governance —Exemptions from Certain Nasdaq Corporate Governance Rules.”

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

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirement concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (i) the judgment was rendered by a court having jurisdiction over the matter as the dispute is clearly connected to the jurisdiction of such court, the choice of the U.S. court was not fraudulent and the French courts did not have exclusive jurisdiction over the matter, (ii) the judgment does not contravene international public policy rules, as applied by French courts, whether such rules pertain to the merits or to the procedure of the case, including any defense rights, (iii) the judgment is not tainted with fraud and (iv) the judgment does not conflict with a French judgment  or a foreign judgment (or an arbitral award) which has become effective in France. In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so the victim does not suffer or benefit from the situation, it being specified that under French law, the principle of awarding punitive damages is not, per se, contrary to public order, provided the amount awarded is not disproportionate to the harm suffered and the defendant’s breach.

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

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities issued by a French company, including shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code) are subject in France to a 0.3% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French General Tax Code has been published by the French tax authorities in its official guidelines on December 21, 2022 (BOI-ANNX-000467-21/12/2022). The Company was not included in such list as its market capitalization did not exceed €1.0 billion as at December 1, 2022. Please note that such list may be updated from time to time, or may not be published anymore in the future. Furthermore, Nasdaq is not currently acknowledged by the French AMF, but this may change in the future. Therefore, purchases of the Securities in 2023 are not subject to the TFT.

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

ADSs and Shares

French Taxes

Taxation of dividends

Under French law, dividends paid by a French corporation, such as the Company, to corporations which are not domiciled in France are generally subject to French withholding tax at a rate of 25% (12.8% for distributions made to individuals, and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206 paragraph 2 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the Regulations BOI-RPPM-RCM-30-30-10-70-24/12/2019, no 130). Dividends paid by a French corporation, such as the Company, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories; however, eligible U.S. holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty and who receive dividends in non-cooperative States or territories, will not be subject to this 75% withholding tax rate.

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

Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs or shares is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes with respect to its 2022 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate that it will become a PFIC for its 2023 taxable year. See “— Passive Foreign Investment Company Rules”, below. Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

To the extent that an amount received by a U.S. holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder’s tax basis in its shares or ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such shares or ADSs (see “—Tax on Sale or Other Disposition”, below).

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

As explained above, based on the Company’s financial statements and relevant market and shareholder data, the Company believes it was not a PFIC with respect to its 2022 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate that it will become a PFIC for its 2023 taxable year. However, as discussed in our annual report on Form 20-Fs filed by the Company with respect to certain prior years the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company’s control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company’s assets), there can be no assurance that the Company will not become a PFIC in future years.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. During 2022 and as of December 31, 2022, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2022, 60% of our total costs of sales and operating expenses were denominated in euro. During the same period, 41% of our net sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2022 relative to the U.S. dollar and the Japanese yen would have resulted in an increase in income before taxes of approximately €361,000 for the year ended December 31, 2022, compared to an increase of approximately €42,000 for the year ended December 31, 2021. A uniform 10% decrease in the value of the euro as of December 31, 2022 relative to the U.S. dollar and the Japanese yen would have resulted in a decrease in income before taxes of approximately €397,000 for the year ended December 31, 2022 as compared to a decrease of approximately €47,000 for the year ended December 31, 2021. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2022, we had no outstanding hedging instruments.

Financial Instruments and Indebtedness in Foreign Currencies

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. €1.0 million, €1.2 million and €1.1 million of our outstanding indebtedness (excluding lease obligations) at December 31, 2022, 2021, and 2020, respectively, were denominated in Japanese yen. €0.0 million, €0.0 million and €0.2 million of our outstanding indebtedness (excluding lease obligations) at December 31, 2022, 2021 and 2020, respectively, were denominated in U.S. dollars. In addition, we had €28.8 million, €28.5 million and €6.0 million of cash denominated in U.S. dollars at December 31, 2022,  2021 and 2020, respectively, and €3.9 million, €3.6 million and €2.7 million of cash denominated in Japanese yen at December 31, 2022, 2021 and 2020, respectively.

Equity Price Risk

Not applicable.

Item 12. Description of Securities Other than Equity Securities

American Depositary Shares

For general information on our ADSs, please refer to Exhibit 2.3 “Description of securities registered under Section 12 of the Exchange Act” of this annual report.

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

Fees Payable to the Company by the Depositary

From January 1, 2022 to March 31, 2023, the following amounts were paid by the Depositary to the Company: $90,000 and $14,752.26 respectively for the administration of the ADR program and for expenses linked to the preparation of our Assembly meeting of shareholders and the assistance in identifying shareholders of the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022, because of the material weaknesses described below.

In response to the identification of the material weaknesses described below, the Company performed additional analysis and other post-closing procedures. Based upon the work performed, management believes that the Company’s consolidated financial statements for the periods covered by and included in this annual report on Form 20-F fairly present in all material respects the Company’s financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2022, based upon the internal control framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO). Based on management’s assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2022, because of the material weaknesses described below.

Based on this evaluation, management identified three material weaknesses with respect to internal controls in our U.S. subsidiary, Edap Technomed Inc, which were due to insufficient resources in the finance department of the subsidiary, leading to insufficient segregation of duties and inability to perform certain controls. This led to the following material weaknesses at our U.S. subsidiary:

·Ineffective design of the subsidiary’s control over the recording of third-party vendor invoices;

·Deficiencies in the design and implementation of the subsidiary’s controls over the recording of sales invoices;

·Deficiencies in the design and implementation of the subsidiary’s control over the inventory count.

Our management has concluded that, as a result, our internal control over financial reporting was not effective as of December 31, 2022.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Remediation Activities

These material weaknesses did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2022 or restatement of any prior period previously reported by the Company. However, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not have been prevented or detected on a timely basis due to the failure in designing and implementing appropriate controls over the sales, purchase to pay and inventory processes, and therefore, our management has determined these deficiencies constitute material weaknesses.

In an effort to remediate the material weaknesses that were identified as of December 31, 2022 and to enhance our overall control environment, the Company has hired a Chief Financial Officer for the US subsidiary on December 5th, 2022 and hired a person responsible for financial planning and analysis in January 2023. Controls are being designed and/or implemented, including appropriate segregation of duties. We believe this will allow us to remediate these deficiencies in the short term.

Change in Internal Control over Financial Reporting

Other than the material weaknesses and remediation activities described above, there were no changes in the Company’s internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, has been audited by KPMG S.A., an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting included on page F-4 of this annual report.

Its report expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2022 because of the effect of the material weaknesses described above.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the chair of the Board’s Audit Committee, Mr. Pierre Beysson, an independent director, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is regularly reviewed  and updated as needed.. Our code of ethics has been made available on our website at http://www.edap-tms.com. The contents of our website is not incorporated by reference or otherwise included in this annual report on Form 20-F. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the aggregate fees of our independent registered accounting firm, billed to us for the fiscal years ended December 31, 2022 and December 31, 2021 for audit and other services. KPMG S.A. (“KPMG”) served as the Company’s independent registered accounting firm for the fiscal years ended December 31, 2022 and 2021.

	Fees for	Fees for
	2022	2021
Nature of the Fees	(in €)	(in €)
Audit fees (1)	592,000	374,299
Audit-related fees	47,266	59,385
Tax fees	—	—
All other fees	—	—
Total	639,266	433,684

As the Company has exceeded certain levels of revenues and balance sheet set under French law, the appointment of a joint-auditor, as well as the production of consolidated accounts under International Financial Reporting Standards, is required for the fiscal year 2020 and beyond. On June 30, 2020, the shareholders appointed the audit firm of Agili(3F) as our independent joint-auditors starting with the 2020 fiscal year for the audit of the statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards. Audit fees billed to us by Agili(3F) for fiscal years ended December 31, 2022 and 2021 are as follows:

	Fees for	Fees for
	2022	2021
Nature of the Fees	(in €)	(in €)
Audit fees	29,000	27,300
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	29,000	27,300

Audit Fees

The following services were billed under the category “audit services”: audit of financial statements and services performed in relation to legal obligations, including the formulation of audit opinions, consents and reports, domestic and international legal audits.

Audit-Related Fees

Audit-related services billed under this category only consist of attestation services related to financial reporting that are not required by statute or regulation.

Pre-approval policy

The “Audit and Non-Audit Services Pre-Approval Policy” was approved by our Audit Committee on December 22, 2003 (the “2003 Rules”) and reviewed on November 20, 2012. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.

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

Nasdaq rules require shareholder approval in certain circumstances, including in connection with the issuance of shares as part of an acquisition of stock or assets of another company (Rule 5635(a)), a company change of control within the meaning of Nasdaq’s rules (Rule 5635(b)), when a plan or other equity compensation arrangement is established or materially amended (Rule 5635(c)), and in connection with certain issuances involving 20% or more of the ordinary shares or voting power outstanding before the issuance at a price lower than a minimum price specified in the Nasdaq rules (Rule 5635(d)). Under French law our shareholders must decide any issuance of equity, as a general matter. Such shareholder approval is typically provided by the adoption of authorizing resolutions at the Company’s annual shareholders’ meeting at which shareholders approve delegations of authority to the Executive Board to increase the Company’s share capital within specified parameters, which may include specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. While the Company views such shareholder approvals to be consistent with the purpose of the Nasdaq shareholder approval rules, it is not certain that Nasdaq would accept the Company’s shareholder-approved resolutions as sufficient to satisfy the Nasdaq shareholder approval rules in connection with a specific transaction. Accordingly, we follow our French home country practice and obtain shareholder approval for delegations of authority (i) to issue equity to our directors, officers and employees, subject to the limitations of such approvals, and (ii) to define the final terms of such transactions (including the final terms of any equity compensation plan or arrangements) to our directors, officers and employees. The Company may, from time to time, ask for our shareholders’ approval in respect of a specific transaction or we may seek subsequent approval of an equity compensation arrangement in order to obtain advantageous tax treatment or otherwise. In addition, under French law, we must obtain the prior approval of our shareholders before issuing equity or establishing or amending a compensatory plan or arrangement that would exceed the limits of the shareholder-granted delegations.

Because we are a “foreign private issuer” as described above, our Chief Executive Officer and our Chief Financial Officer issue the certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 on an annual basis (with the filing of our annual report on Form 20-F) rather than on a quarterly basis as would be the case of a U.S. corporation filing quarterly reports on Form 10- Q.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of January 24, 2023

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

4.3†#	2016 Stock Option Plan on Form S-8 dated April 5, 2017, File Number 333-217160

4.4†#	2019 Stock-Option Subscription Plan on Form S-8 dated June 16, 2021, File Number 333-257142

4.5†#	2019 Stock-Option Purchase Plan on Form S-8 dated June 16, 2021, File Number 333-257142

4.6†#	2021 Free Share Plan on Form S-8 dated September 28, 2021, File Number 333-259857

4.7†#	2021 Share Subscription Option Plan on Form S-8 dated November 18, 2021, File Number 333-261182

4.8†#	2022 Free Share Plan on Form S-8 dated November 9, 2022, File Number 333-268265

8.1	List of significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure” of this annual report on Form 20-F

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†  Indicates a management contract or any compensatory plan, contract or arrangement.

#  Indicates a document previously filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: April 7, 2023	/s/ Marc Oczachowski
Marc Oczachowski
Chief Executive Officer

Dated: April 7, 2023	/s/ François Dietsch
François Dietsch
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 7, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Lyon, April 7, 2023

KPMG S.A.

Sara Claire Righenzi Hugon de Villers

Partner

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Opinion on Internal Control Over Financial Reporting

We have audited EDAP TMS S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 7, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses at the Company’s U.S. subsidiary have been identified and included in management’s assessment related to (i) ineffective design of the subsidiary’s control over the recording of third party vendor invoices; (ii) deficiencies in the design and implementation of the subsidiary’s controls over the recording of sales invoices; and (iii) deficiencies in the design and implementation of the subsidiary’s control over the inventory count. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Lyon, April 7, 2023

KPMG S.A.

Sara Claire Righenzi Hugon de Villers

Partner

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2022	2021
Current assets
Cash and cash equivalents	2	63,136	47,183
Current portion of net trade accounts and notes receivable	3	13,421	10,864
Other receivables	4	1,522	1,255
Inventories	5	11,780	7,499
Other assets, current portion	6	660	581
Total current assets		90,518	67,382
Non-current assets
Property and equipment, net	7	4,200	3,617
Operating lease right-of-use assets	8	1,784	1,555
Intangible assets, net	9	725	728
Goodwill	9	2,412	2,412
Deposits and other non-current assets		656	634
Deferred tax assets	23‑3	829	898
Net Trade accounts and notes receivable, non-current	3	—	—
Total assets		101,123	77,226
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	10	6,647	5,512
Deferred revenues, current portion	11	4,050	3,408
Social security and other payroll withholdings taxes		1,550	1,314
Employee absences compensation		798	704
Income taxes payable		219	501
Other accrued liabilities	12	3,873	2,755
Short-term borrowings	14	1,846	1,914
Current obligations under finance leases	13‑1	224	340
Current portion of operating lease obligations	13‑2	901	673
Current portion of long-term debt	15‑1	1,601	830
Total current liabilities		21,708	17,951
Non-current liabilities
Deferred revenues, non-current	11	264	440
Obligations under finance leases	13‑1	324	430
Operating lease obligations, non-current	13‑2	899	888
Long-term debt, non-current	15‑1	3,587	4,930
Other long-term liabilities	16	2,710	2,534
Total liabilities		29,492	27,172
Shareholders’ equity
Common stock, €0.13 par value; 37,197,731 shares issued and 36,910,925 shares outstanding at December 31, 2022 €0.13 par value 33,758,564 shares issued and 33,466,136 shares outstanding at December 31, 2021		4,776	4,389
Additional paid-in capital		113,952	89,621
Retained earnings		(42,372)	(39,438)
Cumulative other comprehensive loss		(3,829)	(3,589)
Treasury stock, at cost 286,806 shares at December 31, 2022 and 292,428 shares at December 31, 2021	17	(897)	(928)
Total shareholders’ equity	17	71,632	50,054
Total liabilities and shareholders’ equity		101,123	77,226

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the years ended December 31, 2022, 2021 and 2020

(in thousands of euros except share and per share data)

	Note	2022	2021	2020
Sales of goods		38,462	29,040	27,523
Sales of RPPs & leases		5,617	4,968	4,745
Sales of spare parts and services		11,030	10,052	9,382
Total sales	18	55,108	44,060	41,649
Other revenues	19	—	6	12
Total revenues		55,108	44,065	41,662

Cost of goods		(20,528)	(16,181)	(14,951)
Cost of RPPs & leases		(3,387)	(3,108)	(2,601)
Cost of spare parts and services		(7,000)	(6,354)	(5,732)
Total cost of sales	20	(30,916)	(25,643)	(23,283)

Gross profit		24,193	18,422	18,379

Research and development expenses	21	(4,920)	(3,402)	(4,496)
Selling and marketing expenses		(16,379)	(10,732)	(9,279)
General and administrative expenses		(7,152)	(5,900)	(4,335)

Income (loss) from operations		(4,257)	(1,612)	269
Financial (expense) income, net	22	236	145	(98)
Foreign currency exchange gain (loss), net		1,925	2,360	(1,359)

Income (loss) before taxes	23‑1	(2,096)	893	(1,188)
Income tax (expense) benefit	23‑2	(837)	(193)	(516)
Net income (loss)		(2,933)	700	(1,704)
Basic income (loss) per share	24	(0.09)	0.02	(0.06)
Diluted income (loss) per share	24	(0.09)	0.02	(0.06)
Basic Weighted average shares outstanding	24	34,392,598	32,129,047	29,148,108
Diluted Weighted average shares outstanding	24	34,392,598	32,422,871	29,148,108

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2022, 2021 and 2020

(in thousands of euros unless otherwise noted)

		2022	2021	2020
Net income (loss)		(2,933)	700	(1,704)
Other comprehensive income (loss) :
Foreign currency translation adjustments	17‑6	(596)	(554)	410
Provision for retirement indemnities	17‑6	282	77	(38)
Deferred tax for retirement indemnities	17‑6	73	(48)	—
Comprehensive income (loss), net of tax		(3,173)	175	(1,332)

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2022, 2021 and 2020

(in thousands of euros unless otherwise noted)

			Additional	Retained	Other
	Number	Common	paid-in	Earnings /	comprehensive	Treasury
	of shares	stock	capital	(Loss)	income (loss)	stock	Total
Balance as of December 31, 2019	29,141,566	3,826	66,331	(38,435)	(3,436)	(928)	27,359
Net (loss) / income	—	—	—	(1,704)	—	—	(1,704)
Translation adjustment	—	—	—	—	410	—	410
Stock-based compensation	—	—	160	—	—	—	160
Capital increase	23,750	3	57	—	—	—	60
Treasury stock disposition	—	—	—	—	—	—	—
Provision for retirement indemnities	—	—	—	—	(38)	—	(38)
Balance as of December 31, 2020	29,165,316	3,830	66,548	(40,139)	(3,064)	(928)	26,248
Net (loss) / income	—	—	—	700	—	—	700
Translation adjustment	—	—	—	—	(554)	—	(554)
Stock-based compensation	—	—	1,900	—	—	—	1,900
Capital increase net of issuance costs of €1,961 thousand	4,300,820	559	21,173	—	—	—	21,732
Treasury stock disposition	—	—	—	—	—	—	—
Provision for retirement indemnities	—	—	—	—	77	—	77
Deferred tax for retirement indemnities	—	—	—	—	(48)	—	(48)
Balance as of December 31, 2021	33,466,136	4,389	89,621	(39,439)	(3,589)	(928)	50,054
Net (loss) / income	—	—	—	(2,933)	—	—	(2,933)
Translation adjustment	—	—	—	—	(596)	—	(596)
Stock-based compensation	—	—	2,103	—	—	—	2,103
Capital increase net of issuance costs of €1,954 thousand	3,444,789	388	22,228	—	—	—	22,616
Treasury stock disposition	—	—	—	—	—	31	31
Provision for retirement indemnities	—	—	—	—	282	—	282
Deferred tax for retirement indemnities	—	—	—	—	73	—	73
Balance as of December 31, 2022	36,910,925	4,776	113,952	(42,372)	(3,829)	(897)	71,632

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2021 and 2020

(in thousands of euros unless otherwise noted)

	2022	2021	2020
Cash flows from operating activities
Net income (loss)	(2,933)	700	(1,704)
Adjustments to reconcile net income (loss) to net cash generated by (used in) operating activities:
Depreciation and amortization	1,605	1,920	2,105
Share based compensation	2,103	1,900	160
U.S. Paycheck Protection Program loan Forgiveness	—	(187)	—
Change in allowances for doubtful accounts & slow-moving inventories	124	363	734
Change in long-term provisions	79	(350)	455
Net capital loss on disposals of assets	266	142	291
Deferred tax expense (benefit)	48	(563)	45
Operating cash flow before changes in working capital	1,292	3,925	2,087
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	(1,974)	(103)	1,137
Decrease (Increase) in inventories	(4,482)	166	(554)
Decrease (Increase) in other assets	(82)	(210)	69
(Decrease) Increase in trade accounts and notes payable	1,143	(38)	(422)
(Decrease) Increase in accrued expenses, other current liabilities	1,079	706	(339)
Net change in operating assets and liabilities	(4,316)	520	(110)
Net cash generated by (used in) operating activities	(3,024)	4,445	1,977
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(1,570)	(1,161)	(1,339)
Proceeds from sale of leased back assets	—	—	—
Acquisitions of property and equipment	(613)	(393)	(531)
Acquisitions of intangible assets	(137)	(92)	(103)
Decrease (Increase) of other financial assets	—	13	(2)
Increase in deposits and guarantees	(58)	(6)	(36)
Net cash generated by (used in) investing activities	(2,378)	(1,638)	(2,011)
Cash flow from financing activities:
Proceeds from capital increase (1)	21,960	21,289	—
Proceeds from stock-option exercise	688	442	60
Proceeds from long term borrowings, net of financing costs	286	1,058	4,848
Repayment of long term borrowings	(803)	(1,401)	(519)
Repayment of obligations under financing leases	(350)	(406)	(321)
Increase (decrease) in bank overdrafts and short-term borrowings	(38)	(717)	(867)
Net cash generated by (used in) financing activities	21,741	20,266	3,201
Net effect of exchange rate changes on cash and cash equivalents	(388)	(585)	642
Net increase (decrease) in cash and cash equivalents	15,952	22,488	3,810
Cash and cash equivalents at beginning of year	47,183	24,696	20,886
Cash and cash equivalents at end of year	63,136	47,183	24,696

(1) The net proceeds from capital increase of €21,960 thousand relate to the Company’s successful common stock offering in September 2022 and of €21,289 thousand relate to the Company’s successful common stock offering in April 2021 – refer to Note 17-1.

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

The Company’s revenue consists of the following:

Sales of goods:

Sales of goods are and have historically been comprised of sales net of commission of medical devices (ESWL lithotripters and HIFU devices) and net sales of disposables (mostly Focalpaks and Ablapaks in the HIFU division and electrodes in the ESWL division). Sales of goods also includes products such as micro-ultrasound devices, urology lasers and urodynamics devices distributed through our agents and third-party distributors.

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

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Cash investments with a maturity higher than 90 days are considered as short-term investments. There is no short-term investment at December 31, 2022.

1-9     Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for 2022 and 2021 approximated €640 thousand and €0 thousand, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

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

1-15     Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 2 years depending on the market. The warranty expense is incurred at time of accrual and not when paid. Warranty expense amounted to €112 thousand, €110 thousand and €266 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

1-18     Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred and are included in selling and administrative expenses in the accompanying consolidated statements of income (loss). Advertising costs amounted to €929 thousand, €490 thousand and €291 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Gains and losses from derivative instruments are recorded in the Statement of Income (loss). As of December 31, 2022, there are no derivative instruments.

1-22     Employee stock option and free shares plan

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the consolidated statements of income (loss) and comprehensive income (loss) as an operating expense over the requisite service period. The fair value of stock options is determined using the Black-Scholes option-

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

pricing model. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. The fair value of free shares is measured using the fair value of the Company's shares as if the free shares were vested and issued on the grant date. Forfeited stock-options and free shares are recognized as they occur, in accordance with ASU 2016-09. The Company recognizes compensation cost for employee awards with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

At December 31, 2022, the Company had four stock-based employee compensation plans and two free shares plans.

1-23     Warrants

There are no warrants outstanding at December 31, 2022.

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

Lease payments included in the measurement of the lease liability comprise the following: the fixed payments, including in-substance fixed payments over the lease term (which includes termination penalties the Company would owe if the lease term assumes the Company’s exercise of a termination option), variable lease payments that depend on an index or rate payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, the exercise price of an option to purchase the underlying asset if the company is reasonably certain to exercise the option, and amounts expected to be payable under a Company provided residual value guarantee. The company assesses the discount rate by requesting credit simulation from certain banks.

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

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

1-25     Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

Effective January 1, 2022, the Company adopted ASU 2021-05 (Lessors—Certain leases with variable lease payments) which requires lessors to classify as operating leases those leases with variable lease payments that do not depend on an index or rate if another classification (i.e. sales-type or direct financing) would result in a commencement date (‘day 1’) selling loss. The adoption of ASU 2021-05 did not have a material impact on the Company’s financial position or results of operations.

None of the recent accounting pronouncements not yet adopted by the Company are expected to have a material impact on the Company’s financial statements.

2— CASH EQUIVALENTS

Cash equivalents at December 31, 2022 and 2021 only comprise cash investments which are highly liquid and have initial maturities of 90 days or less.

	December 31,
	2022	2021
Total cash and cash equivalents	63,136	47,183
Short term investment	—	—
Total cash and cash equivalents	63,136	47,183

3— TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2022	2021
Trade accounts receivable	12,965	10,992
Notes receivable	617	615
Less: allowance for doubtful accounts	(161)	(742)
Total	13,421	10,864
Less current portion	(13,421)	(10,864)
Total long-term portion	—	—

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to a net cost of €32 thousand, a net cost of €2 thousand and €87 thousand, respectively for the years ended December 31, 2022, 2021 and 2020.

4— OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2022	2021
Research and development tax credit receivable from the French State	581	617
Value-added taxes receivable	894	574
Other receivables from Government and public authorities	—	—
Others	46	64
Total	1,522	1,255

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

5— INVENTORIES

	December 31,
	2022	2021
Components, spare parts	7,543	4,955
Work-in-progress	283	250
Finished goods – own manufactured products	1,514	1,166
Finished goods – distribution products	3,702	2,598
Total gross inventories	13,042	8,968
Less: allowance for slow-moving inventory and net realizable value	(1,262)	(1,470)
Total	11,780	7,499

The provision for slow moving inventory relates to components and spare parts. The increase in the allowance for slow moving inventory (excluding exchange rate impact), which are classified within cost of sales, amounted to €93 thousand for the year ended December 31, 2022, €371 thousand for the year ended December 31, 2021, and €651 thousand for the year ended December 31, 2020.

6— OTHER ASSETS

Other assets consist of the following:

	December 31,
	2022	2021
Prepaid expenses, current portion	660	581
Total	660	581

Prepaid expenses mainly consist of rental and future congresses and conferences expenses.

7— PROPERTY AND EQUIPMENT, NET

Property and equipment consist of Property and equipment purchased or capitalized by the Company and finance leases for 2022 and 2021.

7-1     Property and Equipment, net

Property and equipment consist of the following:

	December 31,
	2022	2021
Equipment	9,553	8,894
Furniture, fixture, and fittings and other	3,108	2,678
Total gross value	12,661	11,572
Less: accumulated depreciation and amortization	(8,916)	(8,594)
Total	3,745	2,978

Depreciation expense related to property and equipment (inclusive of depreciation expense on equipment leased to customers) amounted to €1,194 thousand, €1,521 thousand and €1,695 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

Assets leased to customers:

Capitalized costs on equipment leased to customers of €753 thousand and €423 thousand are included in property and equipment at December 31, 2022 and 2021, respectively. Accumulated amortization of these assets leased to third parties was €264 thousand and €108 thousand, at December 31, 2022 and 2021, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Depreciation expense on equipment leased to customers amounted to €37 thousand, €40 thousand and €240 thousand, for the years ended December 31, 2022, 2021 and 2020, respectively.

7-2     Finance leases

Finance lease right-of-use assets in 2022 and previous years consist of the following:

	December 31,
	2022	2021
Facilities	269	290
Equipment	220	220
Vehicles and IT equipment	780	1,497
Total gross value	1,269	2,007
Less: accumulated depreciation and amortization	813	1,368
Total	455	639

Depreciation expense related to finance lease right-of-use assets amounted to €303 thousand, €275 thousand and €401 for the years ended December 31, 2022, 2021, 2020, respectively.

8— OPERATING LEASE RIGHT-OF-USE ASSETS

Operating lease right-of-use assets consist of the following:

	December 31,
	2022	2021
Facilities	1,536	1,290
Equipment	57	158
Furniture, fixture, and fittings and other	191	107
Total net operating lease right of use	1,784	1,555

Operating lease cost amounted to €910 thousand and €917 thousand for the years ended December 31, 2022 and 2021, respectively.

Variable lease costs related to above contracts amounted to €152 thousand and €123 thousand for the years ended December 31, 2022 and 2021, respectively.

Non-recognized lease liabilities for short term leases amounted to €74 thousand and €70 thousand for the years ended December 31, 2022 and 2021, respectively.

9— GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-13, ASC 350 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating segments — High Intensity Focused Ultrasound (HIFU), Lithotripsy (ESWL) and Distribution services (DIST) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €496 thousand for the ESWL division, 1,271 thousand for the DIST division and to €645 thousand for the HIFU division, at December 31, 2022.

The Company completed the required annual impairment test in the fourth quarter of 2022. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the three reportable units. In all three cases, the fair value of the reporting unit was in excess of the reporting unit’s book value, which resulted in no goodwill impairment.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Intangible assets consist of the following:

	December 31,
	2022	2021
Licenses	1,585	1,448
Trade name and trademark	370	400
Patents	412	412
Organization costs	225	225
Total gross value	2,592	2,484
Accumulated amortization for licenses	(863)	(723)
Accumulated amortization for trade name and trademark	(368)	(397)
Accumulated amortization for patents	(412)	(412)
Accumulated amortization for organization costs	(225)	(225)
Less: Total accumulated amortization	(1,868)	(1,756)
Total	725	728

Amortization expenses related to intangible assets amounted to €141 thousand, €125 thousand and €113 thousand, for the years ended December 31, 2022, 2021 and 2020, respectively.

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31,
2022
2023	143
2024	135
2025	125
2026	122
2027	107
2028 and thereafter	76
Total	706

10— TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2022	2021
Trade accounts payable	6,640	5,511
Notes payable	7	1
Total	6,647	5,512

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

11— DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2022	2021
Deferred revenues on maintenance contracts	1,803	1,624
Deferred revenue on RPP	517	315
Deferred revenue on sale of devices	83	114
Deferred revenue on extension of warranty, included in sales contracts	535	740
Deferred revenue on treatment probe lease and other	1,376	1,055
Total	4,314	3,848
Less long term portion	(264)	(440)
Current portion	4,050	3,408

Deferred revenue on extension of warranty will be recognized over the following periods:

December 31,
2022
2023	302
2024	145
2025	84
2026	5
2027	—
2028 and thereafter	—
Total	535

Changes in deferred revenue on extension of warranty are as follows:

Total
Balance as of December 31, 2020	782
New extension of warranty	256
Recognition of revenue	(298)
Balance as of December 31, 2021	740
New extension of warranty	162
Recognition of revenue	(367)
Balance as of December 31, 2022	535

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

12— OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2022	2021
Retirement indemnities	2,153	2,382
Provision for warranty costs	162	252
Accruals for payroll and associated taxes	1,848	944
Conditional government advances	463	463
Value added tax payable	531	463
Advances received from customers	861	225
Provision for Asset Retirement Obligation (Japan)	101	109
Provision for employee termination indemnities (Korea)	122	97
Others	340	353
Total	6,583	5,289
Less non-current portion	(2,710)	(2,534)
Current portion	3,873	2,755

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

In 2020, the Company decided to reorient the efforts, knowledge and assets resulting from the HECAM project in two directions. The first, with a technology and approach very similar to the one developed for liver cancer, will focus on pancreatic cancer for patients with few or even no alternatives. The second will still target liver cancer application but through an extracorporeal solution to offer to patients affected by primary or metastatic liver cancer an undisputable benefit compared to the existing alternatives. In 2021, after agreeing with Bpifrance, the Company decided not to pursue the HECAM project  under the initial parameters and based on results obtained as part of the HECAM program, and we had to reimburse €0.6 million, with the balance of €0.4 million reclassified as a non-refundable grant.

In 2021, we also received conditional advances for €0.4 million from Banque Publique d’Investissement for business development programs in China and Africa.

Grants that relate to expenses we incur for this research program are recognized in the line item “Research and Development Expenses” in the period in which the expenses subject to the grants have been incurred (see Note 21).

Conditional advances as of December 31, 2022, mature as follows:

2023	18
2024	93
2025	93
2026	93
2027	86
2028 and thereafter	81
Total	463

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Changes in the provision for warranty costs are as follows:

	2022	2021
Beginning of year	252	368
Amount used during the year	(202)	(225)
New warranty expenses	112	110
End of year	162	252
Less current portion	(100)	(206)
Long term portion	62	46

13— LEASE OBLIGATIONS

13-1     Financing leases

The Company leases certain of its equipment under finance leases. At December 31, 2022, the corresponding liability associated with this lease equipment amounts to €55 thousand for medical devices and to €494 thousand for vehicles and other IT equipment.

Maturities of finance leases liabilities for the years ended December 31, 2022 and 2021 are as follows:

December 31,
2022
2023	234
2024	149
2025	102
2026	63
2027	12
2028 and thereafter	6
Total undiscounted minimum lease payments	566
Less: amount representing interest	(17)
Present value of minimum lease payments	548
Less: current portion	(224)
Long-term portion	324

December 31,
2021
2022	358
2023	215
2024	124
2025	75
2026	46
2027 and thereafter	7
Total undiscounted minimum lease payments	825
Less: amount representing interest	(55)
Present value of minimum lease payments	770
Less: current portion	(340)
Long-term portion	430

Interest paid under finance lease obligations was €12 thousand, €55 thousand and €29 thousand the years ended December 31, 2022, 2021 and 2020 respectively.

The weighted average remaining lease term and the weighted average discount rate for finance leases at December 31, 2022 was 1.02 years and  1.32% and at December 31, 2021 was 2.11 years and 2.93%.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

13-2     Operating leases

Maturities of operating lease liabilities consist of the following amounts:

December 31,
2022
2023	901
2024	636
2025	238
2026	24
2027	—
2028 and thereafter	—
Total undiscounted minimum lease payments	1,799
Less: current portion	(901)
Long-term portion	899

December 31,
2021
2022	673
2023	523
2024	277
2025	69
2026	18
2027 and thereafter	2
Total undiscounted minimum lease payments	1,562
Less: current portion	(673)
Long-term portion	888

The weighted average remaining lease term and the weighted average discount rate for operating leases at December 31, 2022 was 2.18 years and 2.29% and at December 31, 2021 was 2.62 years and 1.69%.

Total rent expenses under operating leases amounted to €912 thousand, €953 thousand and €941 thousand, for the years ended December 31, 2022, 2021 and 2020, respectively. These total rent expenses are related to office rentals, office equipment and car rentals.

14— SHORT-TERM BORROWINGS

As of December 31, 2022 and 2021, short-term borrowings consist mainly of €1,846 thousand and €1,914 thousand of factored account receivables and for which the Company maintains the effective control, respectively.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

15— LONG TERM DEBT

15-1     Long-term debt:

	December 31,
	2022	2021
France term loan	4,593	4,848
Japanese term loan	558	786
Germany term loan	28	111
USA term loan	—	—
Korea term loan	8	11
Malaysia term loan	—	3
Total long term debt	5,188	5,759
Less current portion	(1,601)	(830)
Total long-term portion	3,587	4,930

As of December 31, 2022 and 2021, long-term debt in Japan consists of two loans in denominated in Yen and subscribed with the following conditions:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP Technomed Co. Ltd	80,000,000	August 2, 2026	1.98%	Monthly installment
EDAP Technomed Co. Ltd	50,000,000	April 2, 2025	1.8%	Monthly installment

As of December 31, 2022 and 2021, long-term debt in Germany consists of one loan in Euro with the following terms :

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS GMBH	400,000	April 30, 2023	2.40%	Monthly installment

This loan was pledged against an HIFU equipment with a purchase value of €438 thousand.

As of December 31, 2022, long-term debt in France consists of three loans in Euro subscribed in 2020 which terms and maturity were amended and a new loan in Euro subscribed in 2021 with the following terms:

	Drown			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	1,066,081	July 1, 2025	0.99%	Monthly installment

This loan is pledged against the Company’s cash in USD for an amount equal to the countervalue of the loan in USD. This loan constitutes a complete financial package of €1,530,000, of which €1,066,081 were drawn at the end of December 2022 to finance HIFU treatment probes.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	2,000,000	July 30, 2026	0.73%	Monthly installment

This loan is a COVID-related loan guaranteed by the French government entered into in 2020 with an initial one-year repayment term subsequently extended to six years.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	2,000,000	August 4, 2026	0.73%	Monthly installment

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

This loan, in Euro, is a COVID-related loan guaranteed by the French government in 2020 with an initial one year repayment term subsequently extended to six years.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	72,222	July 5, 2024	0.45%	Monthly installment

This loan is related to the acquisition of computer servers.

As of December 31, 2021, long-term debt in France consists of a loan in Euro to finance the ERP project and three loans in Euro subscribed in 2020 with the following terms:

	Drown			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	780,457	April 1, 2025	0.99%	Monthly installment

This loan is pledged against the Company’s cash in USD for an amount equal to the countervalue of the loan in USD. This loan constitutes a complete financial package of €1,530,000, of which €780,457 was drawn at the end of December to finance HIFU treatment probes.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	2,000,000	July 30, 2026	0.73%	Monthly installment

This loan is a COVID-related loan guaranteed by the French government in 2020 with an initial one year repayment term subsequently extended to six years.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	2,000,000	August 4, 2026	0.73%	Monthly installment

This loan is a COVID-related loan guaranteed by the French government in 2020 with an initial one year repayment term.

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	72,222	July 5, 2024	0.45%	Monthly instalment

This loan is related to the acquisition of computer servers.

As of December 31, 2021, long-term debt in Malaysia consisted of a loan in Ringgit with the following conditions:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TECHNOMED SDN BHD	90,000	July 31, 2022	4.64%	Monthly installment

A long-term debt in the USA which consisted of a loan denominated in USD with the following terms and related to the U.S. Paycheck Protection Program was forgiven in 2021:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TECHNOMED INC	221,217	May 14, 2022	1%	Monthly installment

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

15-2     Financial instruments carried at fair value:

As of December 31, 2022, there are no warrants outstanding.

Refer to Note 26 for more details on the fair value of other Financial Instruments.

15-3     Long-term debt maturity:

Long-term debt carried at amortized cost at December 31, 2022 matures as follows:

2023	1,601
2024	1,570
2025	1,335
2026	682
2027	—
2028 and thereafter	—
Total	5,188

16— OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2022	2021
Provision for retirement indemnities (Japan & France), less current portion	1,962	2,281
Provision for employee termination indemnities (Korea) less current portion	122	97
Provision for Asset Retirement Obligation (Japan) less current portion	101	109
Provision for warranty costs, less current portion	62	46
Conditional government advances, less current portion	463	—
Accrued interest less current portion	—	—
Total	2,710	2,534

Provision for asset retirement obligation in Japan is related to subsidiary’s offices and warehouses.

Pension, post-retirement and post-employment benefits for most of the Company’s employees are sponsored by European governments. In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement plans in place. The provision for retirement indemnities at December 31, 2022 represents an accrual for lump-sum retirement benefit payments to be paid at the time an employee retires if he or she is still present at the Company at the date of retirement. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management’s best estimate based on the following assumptions as of year-end:

	Pension benefits France
	2022	2021
Discount rate	3.80%	1.05%
Salary increase	3.00%	2.50%
Retirement age	65	65
Average retirement remaining service period	24	24

	Pension benefits Japan
	2022	2021
Discount rate	1.30%	0.60%
Salary increase	2.50%	2.50%
Retirement age	60	60
Average retirement remaining service period	14	14

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The discount rate retained is determined by reference to the high quality rates for AA- rated corporate bonds for a duration equivalent to that of the obligations.

At December 31, 2022, the provision which represents the projected benefit obligation in accordance with ASC 718 consists of:

	France	Japan
Non-current liabilities	845	1,117
Current liabilities	89	102
Total projected benefit obligation	934	1,219

At December 31, 2021, the provision which represents the projected benefit obligation in accordance with ASC 718 consists of:

	France	Japan
Non-current liabilities	1,080	1,200
Current liabilities	—	102
Total projected benefit obligation	1,080	1,302

The Company does not have a funded benefit plan. A detailed reconciliation of pension cost components (in thousands of euros) during fiscal year for each of the three years ending December 31, 2022 is as follows:

France	2022	2021	2020
Change in benefit obligations:
Projected Benefit obligations at beginning of year	1,080	1,111	969
Service cost	84	90	88
Interest cost	11	6	9
Net loss or (gain)	—	—	—
Actuarial (gain) or loss	(241)	(72)	46
Amortization of net prior service cost	—	—	1
Benefits paid	—	(56)	—
Projected Benefit obligations at end of year (1)	934	1,080	1,111
Unrecognized actuarial (gain) loss (2)	(219)	22	94
Unrecognized prior service cost (2)	14	16	17
(1)	The accumulated benefit obligation was €701 thousand and €780 thousand at December 31, 2022 and 2021 respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognized as components of net periodic benefit costs in 2022 is 205 thousand.

Japan	2022	2021	2020
Change in benefit obligations:
Projected Benefit obligations at beginning of year	1,302	1,310	1,230
Service cost	112	120	123
Interest cost	7	7	7
Amortization of net loss	—	—	1
Actuarial (gain) / loss	(30)	—	(1)
Benefits paid	(75)	(97)	(5)
Exchange rate impact	(95)	(39)	(44)
Projected Benefit obligations at end of year (1)	1,219	1,302	1,310
Unrecognized actuarial (gain) loss (2)	86	126	130
Unrecognized prior service cost (2)	—	—	—
(1)	The accumulated benefit obligation was €1,027 thousand and €1,123 thousand at December 31, 2022 and 2021, respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognized as components of net periodic benefit costs in 2022 is €86 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan
2023	91	103
2024	—	75
2025	—	156
2026	129	157
2027	85	72
2028-2032	408	682
	713	1,246

17— SHAREHOLDERS’ EQUITY

17-1     Common stock

As of December 31, 2022, EDAP TMS S.A.’s common stock consisted of 37,197,731 issued shares fully paid and with a par value of €0.13 each. 36,910,925 of the shares were outstanding.

In April 2021, the Company completed a successful common stock offering and issued 4,150,000 new common shares in the form of ADS for $6.75 per share which resulted in gross proceeds of €23,255 thousand. In connection with this offering, the Company incurred issuance costs amounting to €1,961 thousand.

In September 2022, the Company completed a successful common stock offering and issued 3,066,667 new common shares in the form of ADS for $7.50 per share which resulted in gross proceeds of €23,913 thousand. In connection with this offering, the Company incurred issuance costs amounting to €1,954 thousand.

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

17-3     Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of 14,329 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

17-4     Treasury stock

As of December 31, 2022, all 286,806 shares held as treasury stock consisted of (i) , 106,516 shares acquired between August and December 1998 and (ii) 180,290 shares acquired in June and July 2001 for a total of €697 thousand. All treasury stocks have been acquired to cover stock purchase options (see Note 17-5).

17-5     Stock-option and free share plans

As of December 31, 2022, EDAP TMS S.A. sponsored four stock purchase and subscription option plans open to employees of EDAP TMS group:

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe  500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

granted 500,000 options to subscribe to new shares to certain employees of EDAP TMS on January 18, 2013. The exercise price was fixed at €1.91 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of January 18, 2017 (i.e., four years after the date of grant). The options will expire on January 18, 2023 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted under this plan was €660 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method). Under this plan, there are no more options  outstanding at December 31, 2022.

On February 18, 2016, the shareholders authorized the Board of Directors to grant up to 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 575,000 options to subscribe to new shares to certain employees of EDAP TMS on April 26, 2016. The exercise price was fixed at €3.22 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of April 26, 2020 (i.e., four years after the date of grant). The options will expire on April 26, 2026 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted under this plan was €960 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 260,000 options to subscribe to new shares to certain employees of EDAP TMS on April 25, 2017. The exercise price was fixed at €2.39 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of April 25, 2021 (i.e., four years after the date of grant). The options will expire on April 25, 2027 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on April 25, 2017 under this plan was €335 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 165,000 options to subscribe to new shares to certain employees of EDAP TMS on August 29, 2018. The exercise price was fixed at €2.65 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of August 29, 2022 (i.e., four years after the date of grant). The options will expire on August 29, 2029 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on August 29, 2018 under this plan was €219 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 155,000 options to subscribe to new shares to certain employees of EDAP TMS on April 4, 2019. Forfeited options corresponding to employees’ departures were re-allocated. The exercise price was fixed at €3.90 per share. Options were to begin vesting one year after the date of grant and all options will be fully vested as of April 4, 2023 (i.e., four years after the date of grant).The options will expire on April 4, 2029 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on April 4, 2019 under this plan was €299 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

The impact of this February 18, 2016 Plan on operating income, in accordance with ASC 718, was €160 thousand, €65 thousand and €25 thousand in 2020, 2021 and 2022, respectively.

Under this 2016 plan, 696,080 options are outstanding, 668,580 options are exercisable at December 31, 2022.

On June 28, 2019, the shareholders authorized the Board of Directors to grant up to a maximum of 358,528 options to purchase pre-existing shares and to grant 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this June 28, 2019 stock option plan, the Board of Directors granted 292,428 options to purchase pre-existing shares and 1,000,000 options to subscribe to new shares to certain employees of EDAP TMS on June 11, 2021. The exercise price was fixed at €5.59 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of June 11, 2024 (i.e., three years after the date of grant). The options will expire on June 11, 2031 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of subscription options granted on June 11, 2021 under this plan was €681 thousand and the total fair value of purchase options was €2,371 thousand. This non-cash compensation expense was  recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The impact of this June 28, 2019 Plan on operating income, in accordance with ASC 718, was €1,484 thousand and €1,104 thousand in 2021 and 2022, respectively.

Under this 2019 plan, 1,266,806 options are outstanding, 633,403 options are exercisable at December 31, 2022.

On June 30, 2021, the shareholders authorized the Board of Directors to grant up to a maximum of 2,000,000 options to subscribe to 2,000,000 new shares at a fixed price to be set by the Board of Directors.  Conforming to this June 30, 2021 stock-option plan, the Board of Directors granted:

(i)	100,000 options to subscribe to new shares to certain employees of EDAP TMS on November 17, 2021. The exercise price was fixed at €5.18 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of November 17, 2024 (i.e., three years after the date of grant). The options will expire on November 17, 2031 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on November 17, 2021 under this plan was €229 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(ii)	144,000 options to subscribe to new shares to certain employees of EDAP TMS on May 17, 2022. The exercise price was fixed at €6.41 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of May 17, 2025 (i.e., three years after the date of grant). The options will expire on May 17, 2032 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on May 17, 2022 under this plan was €450 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(iii)	32,000 options to subscribe to new shares to certain employees of EDAP TMS on November 8, 2022. The exercise price was fixed at €10.32 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of November 8, 2025 (i.e., three years after the date of grant). The options will expire on November 8, 2032 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on November 8, 2022 under this plan was €161 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(iv)	395,000 options to subscribe to new shares to certain employees of EDAP TMS on December 15, 2022. The exercise price was fixed at €9.94 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of December 15, 2025 (i.e., three years after the date of grant). The options will expire on December 15, 2032 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on December 15, 2022 under this plan was €1,858 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).

The impact of this June 30, 2021 Plan on operating income, in accordance with ASC 718, was €25 thousand and €442 thousand in 2021 and 2022, respectively.

Under this 2021 plan, 651,000 options are outstanding at December 31, 2022.

Forfeited stock-options are recognized as they occur, in accordance with ASU 2016-09.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	December 2022	November 2022	May 2022	November 2021	June 2021
Weighted-average expected life (years)	5.79	5.79	5.79	5.79	5.79
Expected volatility rates(1)	45.41%	45.38%	44.96%	45.08%	46.34
Expected dividend yield	0%	0%	0%	0%	0
Risk-free interest rate	3.62%	4.32%	3.00%	1.32%	0.63
Weighted-average exercise price (€)	9.94	10.32	6.41	5.18	5.59
Weighted-average fair value of options granted during the year (€)	4.70	5.05	3.13	2.29	2.37
(1)	Historical volatility calculated over the weighted-average expected life.
(2)	There was no new plan for the year 2020.

As of December 31, 2022, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2022		2021		2020
	Options	Weighted	Options	Weighted	Options	Weighted
		average		average		average
		exercice		exercice		exercice
		price (€)		price (€)		price (€)
Outstanding on January 1,	2,408,508	4.38	1,186,900	2.81	1,273,900	2.78
Granted	571,000	9.07	1,392,428	5.56	—	—
Exercised	(320,622)	2.14	(150,820)	2.93	(23,750)	2.54
Forfeited	(45,000)	5.34	(20,000)	4.01	(21,250)	2.55
Expired	—	—	—	—	(42,000)	2
Outstanding on December 31,	2,613,886	5.66	2,408,508	4.38	1,186,900	2.81
Exercisable on December 31,	1,362,205	4.35	1,149,401	3.25	970,650	2.73
Share purchase options available for grant on December 31,	20,000		5,000		292,428

As of December 31, 2022, 1,329,000 options to subscribe to new shares are available for future grants.

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2022:

	Outstanding options				Fully vested options (1)
		Weighted	Weighted			Weighted
		average	average	Aggregate		average	Aggregate
		remaining	exercise	Intrinsic		exercise	Intrinsic
		contractual	price	Value		price	Value
Exercise price (€)	Options	life	(€)	(2)	Options	(€)	(2)
10.32	32,000	9.8	10.32	330,240	—	—	—
9.94	395,000	10.0	9.94	3,926,300	—	—	—
6.41	124,000	9.3	6.41	794,840	24,111	6.41	154,552
5.59	1,266,806	8.4	5.59	7,081,446	633,403	5.59	3,540,723
5.18	100,000	8.8	5.18	518,000	36,111	5.18	187,055.56
3.90	107,500	6.8	3.90	419,250	80,000	3.90	312,000
3.22	365,000	3.3	3.22	1,175,300	365,000	3.22	1,175,300
2.65	87,500	5.7	2.65	231,875	87,500	2.65	231,875
2.39	136,080	4.3	2.39	325,231	136,080	2.39	325,231
2.39 to 10.32	2,613,886	7.4	5.66	14,802,482	1,362,205	4.35	5,926,737
(1)	Fully vested options are all exercisable options. On March 29, 2023, the Board of Directors unanimously decided to appoint Ryan Rhodes as the new Chief Executive Officer of the Company, which will become effective on May 1, 2023. Marc Oczachowski will continue to serve as Chairman of the Board of the Company. In this context, the Board decided to accelerate the vesting of all unvested options granted to Mr. Oczachowski under the 2019 option plans such that these options fully vested and became exercisable on March 29, 2023. (Ref. Note 33. Subsequent Events.)
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $10.66 at December 31, 2022, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2022, and changes during the three years ended December 31, 2022, is presented below:

		Weighted average
		Grant-Date Fair
	Options	Value (€)
Non-vested at January 1, 2020	455,000	1.58
Granted	—	—
Vested	(235,000)	1.58
Forfeited	(3,750)	1.54
Non-vested at December 31, 2020	216,250	1.59
Granted	1,392,428	2.37
Vested	(329,571)	2.06
Forfeited	(20,000)	1.89
Non-vested at December 31, 2021	1,259,107	2.32
Granted	571,000	4.33
Vested	(543,426)	2.32
Forfeited	(35,000)	2.80
Non-vested at December 31, 2022	1,251,681	3.22

As of December 31, 2022, there were €2,612 thousand of total unrecognized compensation expenses related to non-vested stock-options, over a period of 2,9 years.

On June 30, 2021, the shareholders authorized the Board of Directors to grant up to a maximum of 200,000 free shares to certain employees. Conforming to this June 30, 2021 authorization, the Board of Directors granted:

(i)	61,500 free shares to certain employees of EDAP TMS on September 28, 2021. Free shares shall be definitively acquired by the relevant beneficiaries at the end of the vesting period (minimum one year period starting on the allocation date and ending on the acquisition date, i.e. two years starting on the allocation date). On September 28, 2022, 57,500 free shares were definitely acquired by French resident beneficiaries. The total fair value of the free shares granted on September 28, 2021 under this plan was €340 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses upon allocation.
(ii)	40,000 free shares to the CEO of EDAP TMS on March 30, 2022. Free shares shall be definitively acquired by the relevant beneficiaries at the end of the vesting period (minimum one year period starting on the allocation date and ending on the acquisition date, i.e. two years starting on the allocation date). The total fair value of the free shares granted on March 30, 2022 under this plan was €259 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses upon allocation.

Under this 2021 plan, 44,000 free shares are outstanding at December 31, 2022.

On June 30, 2022, the shareholders authorized the Board of Directors to grant up to 600,000 free shares. This new resolution superseded the June 30, 2021 resolution, cancelling the unused portion of the 2021 resolution. Conforming to this June 30, 2022 authorization, the Board of Directors granted 291,500 free shares to certain employees of EDAP TMS on November 8, 2022. Free shares shall be definitively acquired by the relevant beneficiaries at the end of the vesting period, which begins six months after the date of grant and all shares will be fully vested as of November 8, 2025 (i.e. three years after the date of the grant). The total fair value of the free shares granted on November 8, 2022 under this plan was €2,963 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).

Under this 2022 plan, 286,000 free shares are outstanding at December 31, 2022.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

17-6    Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) net of tax, for the years ended December 31, 2022, and 2021, are as follows:

	Year Ended December 31, 2022
	Foreign currency	Provision for
	translation	retirement indemnities
	adjustment	(net of tax)	Total
Beginning balance	(3,377)	(212)	(3,589)
Other comprehensive income (loss) before reclassifications	—	—	—
Reclassified from accumulated other comprehensive loss	—	—	—
Net current-period other comprehensive income (loss)	(596)	355	(240)
Ending balance	(3,973)	144	(3,829)

	Year Ended December 31, 2021
	Foreign currency	Provision for
	translation	retirement indemnities
	adjustment	(net of tax)	Total
Beginning balance	(2,824)	(241)	(3,064)
Other comprehensive income (loss) before reclassifications	—	—	—
Reclassified from accumulated other comprehensive loss	—	—	—
Net current-period other comprehensive income (loss)	(554)	29	(525)
Ending balance	(3,377)	(212)	(3,589)

18— TOTAL SALES

Amount of net sales derived from our operations in Asia, France, the United States. and other geographical areas, are as follows:

	Year Ended December 31,
Primary geographical markets (€)	2022	2021	2020
Asia	17,936	16,009	15,872
France	10,637	12,251	10,021
United States	15,036	5,524	5,611
Others geographical areas	11,500	10,276	10,146
Total Net Sales	55,108	44,060	41,649

The amount of net sales is recognized following the timing above:

	Year Ended December 31,
Timing of revenue recognition	2022	2021	2020
Products transferred at a point in time	44,173	34,552	32,862
Products and services transferred over time	10,935	9,508	8,787
Total Net Sales	55,108	44,060	41,649

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

19— OTHER REVENUES

Other revenues consist of the following:

	Year Ended December 31,
	2022	2021	2020
Licenses and others	—	6	12
Total	—	6	12

In 2021 and 2020, other revenues mainly consist of sales of a license to Theraclion and training to customers.

20— COSTS OF SALES

Costs of sales consist of the following:

	Year Ended December 31,
	2022	2021	2020
Direct costs of sales	(19,814)	(16,199)	(14,058)
Indirect costs of sales	(11,102)	(9,443)	(9,225)
Total costs of sales	(30,916)	(25,643)	(23,283)

21— RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	Year Ended December 31,
	2022	2021	2020
Gross research and development expenses	(5,751)	(4,757)	(5,173)
Research Tax Credit	581	617	492
Grants	250	739	184
Net Research and development expenses	(4,920)	(3,402)	(4,496)

In 2022, grants consisted mainly of national grants for the assessment and optimization of the focal treatments of prostate cancer (Perfuse development project).

In 2021, grants consisted mainly of national grants for the assessment and optimization of the focal treatments of prostate cancer (Perfuse development project) and of a financial impact for the development of innovative imaging solutions for the focal treatment of liver cancer (HECAM Development project). Ref. Note 12.

In 2020, grants consisted mainly of national grants for the assessment and optimization of the focal treatments of prostate cancer (Perfuse development project).

Research and development costs are expensed as incurred and include amortization of assets, costs of prototypes, salaries, benefits and other headcount related costs, contract and other outside service fees, and facilities and overhead costs.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

22— FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	Year Ended December 31,
	2022	2021	2020
Interest income	404	10	10
Interest expense	(168)	(52)	(108)
Paycheck Protection Program loan forgiveness	—	187	—
Total	236	145	(98)

23— INCOME TAXES

23-1     Income / (Loss) before income taxes

Income / (loss) before income taxes is comprised of the following:

	Year Ended December 31,
	2022	2021	2020
France	(418)	869	(2,042)
Other countries	(1,678)	24	854
Total	(2,096)	893	(1,188)

23-2     Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following :

	Year Ended December 31,
	2022	2021	2020
Current income tax expense:
France	(485)	(320)	(158)
Other countries	(251)	(436)	(312)
Sub-total current income tax expense	(736)	(756)	(471)
Deferred income tax (expense) benefit:
France	(8)	8	8
Other countries	(93)	556	(53)
Sub-total deferred income tax (expense) benefit	(101)	563	(45)
Total	(837)	(193)	(516)

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

23-3     Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows by nature :

	2022	2021
Net operating loss carry forwards	13,793	13,611
Elimination of intercompany profit in inventory	480	182
Elimination of intercompany profit in fixed assets	256	278
Provisions for retirement indemnities	658	642
Capital leases treated as operating leases for tax	26	40
Other items	360	487
Total deferred tax assets	15,573	15,239
Total deferred tax liabilities	—	—
Net deferred tax assets	15,573	15,239
Valuation allowance for deferred tax assets	(14,744)	(14,341)
Deferred tax assets (liabilities), net of allowance	829	898

Net operating loss carryforwards available amount to €59,632 thousand as of December 31, 2022, of which €29,791 thousand relates to EDAP TMS SA, €29,022 thousand relates to Edap Technomed Inc., €776 thousand relates to Edap Technomed Co Ltd Japan, —and €43 thousand relates to Edap TMS Gmbh. These net operating losses generate deferred tax assets of €13,793 thousand as at December 31, 2022. Realization of these tax assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2022, €58,856 thousand out of these €59,632 thousand net operating loss carry-forwards have no expiration date but the amount of the net operating loss carry-forward, which can be used each year to offset taxable earnings, is limited in all jurisdictions. The remaining tax loss carry-forwards expire from years 2022 through 2032. In accordance with ASC 740, a valuation allowance is established if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

The 2017 U.S. Tax Act was enacted on December 22, 2017. The 2017 U.S. Tax Act includes a number of changes in existing tax law which impacted our business in the U.S. Starting with tax year 2018, the U.S. corporate tax rates changed from a graduated system ranging from 15% to 39% to a flat 21% of taxable net income. For taxable net income of $100 thousand and greater for years 2018 and following, EDAP’s U.S. subsidiary would pay significantly lower taxes than with the previous tax law.

Starting from tax year 2020, the French corporate tax rates of taxable net income gradually decreased from 28% to 25% in 2022.

23-4     Effective tax income (expense)

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax income (loss) is as follows:

	2022	2021	2020
Theoretical income tax (expense) benefit at French statutory tax rate	524	(237)	333
Income of foreign subsidiaries taxed at different tax rates	(174)	(95)	9
Effect of net operating loss carry-forwards and valuation allowances (1)	(643)	626	(749)
Non-taxable debt fair value variation	—	—	—
Permanent differences	(99)	(258)	(159)
Effect of cancellation of intra-group positions	(366)	(130)	152
French business tax included in income tax (CVAE)	(99)	(85)	(156)
Other (1)	20	(15)	55
Effective income tax (expense) benefit	(837)	(193)	(516)
(1)	Certain immaterial amounts in prior years have been reclassified to conform to the current year presentation (deferred income taxes on certain temporary differences impacted by a full valuation allowance reclassified from “other” to “Effect of net operating loss carry-forwards and valuation allowances”).

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

23-5     Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2022 the Company believes that there is no significant uncertainty in the Company’s tax positions.

The Company remains subject to examination by major tax jurisdictions.

Interest and penalties on income taxes are classified as a component of the provision for income taxes. There were no interest or penalties in 2022, 2021 and 2020.

24— EARNINGS (LOSS) PER SHARE

	Year Ended December 31,
	2022	2021	2020
Income (loss) available to common shareholders (in Euros)	€(2,933,058)	€699,890	€(1,703,668)
Weighted average number of shares for the computation of basic EPS	34,392,598	32,129,047	29,148,108
Basic EPS (in Euros)	€(0.09)	€0.02	€(0.06)
Effect of dilutive securities	2,502,171	293,824	622,723
Weighted average number of shares for the computation of diluted EPS	34,392,598	32,422,871	29,148,108
Diluted EPS income / (loss) (in Euros)	€(0.09)	€0.02	€(0.06)

Diluted EPS income / (loss) available to common shareholders is computed including all dilutive securities that are in the money.

The effects of dilutive securities for the year ended December 31, 2022 and 2020 were excluded from the calculation of diluted earnings per share as a net loss was reported in this period.

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

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The recorded amount of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term borrowings are a reasonable estimate of their fair value due to the short-term maturities of these instruments. As of December 31, 2022 and December 31, 2021, the Company did not have any other asset or liability measured at fair value.

As of December 31, 2022 and December 31, 2021, the fair value of the Company’s long-term debt was not materially different from the carrying value.

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

The Company has implemented procedures to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first time or infrequent unknown customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €0.2 million and €0.7 million, for the years ended December 31, 2022 and 2021, respectively.

Actual losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2022, 2021 and 2020, the Company did not generate more than 10% revenue with a single customer.

28— FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than the euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company may engage in foreign exchange hedging activities when deemed necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2022, there were no outstanding hedging instruments.

29— SEGMENT INFORMATION

Our activity is organized into three divisions: HIFU, ESWL (including lithotripsy activities) and Distribution. Through these three divisions, we develop, produce, market and distribute minimally invasive medical devices, mainly for urological diseases. HIFU division includes sales of Focal One, Ablatherm and related consumables and services, ESWL division includes revenues generated by the existing Sonolith range of lithotripters and, Distribution division includes the sale of complimentary products such as lasers, micro-ultrasound systems and other products from third parties.

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

The following tables set forth the key Statement of income (loss) figures, by segment for fiscal years 2022, 2021 and 2020 and the key balance sheet figures, by segment, for fiscal years 2022, 2021 and 2020. Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies and

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

they are reviewed by the CODM, who is the CEO. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	Year Ended December 31,
	2022	2021	2020
Segment operating income (loss)	(4,257)	(1,612)	269
Financial income (expense), net	236	145	(98)
Foreign Currency exchange (losses) gains, net	1,925	2,360	(1,359)
Income tax (expense) benefit	(837)	(193)	(516)
Consolidated net income (loss)	(2,933)	700	(1,704)

A summary of the Company’s operations by segment is presented below for years ended December 31, 2022, 2021 and 2020:

	HIFU	ESWL	DISTRIB	Reconciling	Total
2022	Division	Division	Division	Items	consolidated
Sales of goods	9,437	4,880	24,145	—	38,462
Sales of RPPs & leases	4,287	1,058	272	—	5,617
Sales of spare parts and services	1,909	5,630	3,491	—	11,030
Total sales	15,634	11,568	27,907	—	55,108
External other revenues	—	—	—	—	—
Total revenues	15,634	11,568	27,907	—	55,108
Total COS	(6,788)	(6,732)	(17,396)	—	(30,916)
Gross profit	8,846	4,836	10,511	—	24,193
R&D expenses	(3,525)	(950)	(444)	—	(4,920)
Selling and marketing expenses	(8,083)	(1,887)	(6,409)	—	(16,379)
G&A expenses	(2,131)	(1,077)	(1,690)	(2,254)	(7,152)
Total expenses	(13,739)	(3,914)	(8,543)	(2,254)	(28,450)
Operating income (loss) from operations	(4,894)	922	1,968	(2,254)	(4,257)
Total Assets	16,293	12,997	26,407	45,426	101,123
Capital expenditures	1,715	307	356	—	2,378
Non-current assets	4,269	2,149	4,187	—	10,605
Goodwill	645	496	1,271	—	2,412

	HIFU	ESWL	DISTRIB	Reconciling	Total
2021	Division	Division	Division	Items	consolidated
Sales of goods	4,515	4,236	20,289	—	29,040
Sales of RPPs & leases	3,679	1,022	267	—	4,968
Sales of spare parts and services	1,715	5,758	2,578	—	10,052
Total sales	9,910	11,016	23,134	—	44,060
External other revenues	6	—	—	—	6
Total revenues	9,915	11,016	23,134	—	44,065
Total COS	(5,311)	(6,080)	(14,252)	—	(25,643)
Gross profit	4,604	4,936	8,882	—	18,422
R&D expenses	(2,238)	(835)	(329)	—	(3,402)
Selling and marketing expenses	(3,910)	(2,048)	(4,774)	—	(10,732)
G&A expenses	(1,481)	(1,161)	(1,355)	(1,904)	(5,900)
Total expenses	(7,630)	(4,043)	(6,458)	(1,904)	(20,034)
Operating income (loss) from operations	(3,025)	893	2,424	(1,904)	(1,612)
Total Assets	13,597	13,596	25,344	24,690	77,226
Capital expenditures	1,234	141	261	—	1,636
Non-current assets	3,689	2,185	3,971	—	9,845
Goodwill	645	496	1,271	—	2,412

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

	HIFU	ESWL	DISTRIB	Reconciling	Total
2020	Division	Division	Division	Items	consolidated
Sales of goods	6,000	6,248	15,274	—	27,523
Sales of RPPs & leases	3,594	927	224	—	4,745
Sales of spare parts and services	1,831	5,707	1,844	—	9,382
Total sales	11,425	12,882	17,342	—	41,649
External other revenues	12	—	—	—	12
Total revenues	11,438	12,882	17,342	—	41,662
Total COS	(5,144)	(7,232)	(10,906)	—	(23,283)
Gross profit	6,293	5,649	6,436	—	18,379
R&D expenses	(2,583)	(1,555)	(358)	—	(4,496)
Selling and marketing expenses	(3,151)	(2,052)	(4,076)	0	(9,279)
G&A expenses	(1,005)	(964)	(900)	(1,465)	(4,335)
Total expenses	(6,738)	(4,572)	(5,335)	(1,465)	(18,110)
Operating income (loss) from operations	(445)	1,078	1,102	(1,465)	269
Total Assets	16,279	15,567	20,795	2,551	55,193
Capital expenditures	1,144	309	557	—	2,010
Non-current assets	3,706	2,466	3,628	—	9,801
Goodwill	645	496	1,271	—	2,412

30— VALUATION ACCOUNTS

	Allowance	Allowance
	for deferred	for doubtful	Slow-moving	Warranty
	tax assets	accounts	inventory	reserve
Balance as of December 31, 2019	14,977	1,489	1,084	371
Charges to costs and expenses	596	90	651	266
Deductions: write-off and others	(65)	(858)	(172)	(268)
Balance as of December 31, 2020	15,508	721	1,563	369
Charges to costs and expenses	346	2	371	110
Deductions: write-off and others	(1,513)	19	(464)	(227)
Balance as of December 31, 2021	14,341	742	1,470	252
Charges to costs and expenses	1,538	32	93	112
Deductions: write-off and others	(1,135)	(613)	(300)	(202)
Balance as of December 31, 2022	14,744	161	1,262	162

31— SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	Year Ended December 31,
	2022	2021	2020
Income taxes paid (refunds received)	410	307	377
Interest paid	168	114	124
Interest received	403	10	10

Non-cash transactions:

	Year Ended December 31,
	2022	2021	2020
Financing lease obligations incurred	162	233	192
Operating lease obligations incurred	1,162	674	317

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Cash paid for amounts included in the measurement of lease liabilities:

	Year Ended December 31,
	2022	2021	2020
Operating cash flow used in operating leases	900	916	941
Operating cash flow used in finance leases	12	18	18
Financing cash flow used in finance leases	350	406	321

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

On April 27, 2021, EDAP Technomed Sdn Bdh (Malaysia) contracted with Maybank to issue a Performance Guarantee amounting to MYR 8,000.00, expiring on June 30, 2023. As a current practice in Malaysia, any bank guarantee requires a personal warranty from the representative director, president and CEO of the subsidiary Mr. Hervé de Soultrait. Consequently, Mr. de Soultrait personally counter-guaranteed this Performance Guarantee by making a fixed deposit of MYR 8,000.00 to Maybank, valid until June 30, 2023.

33— SUBSEQUENT EVENTS

In line with EDAP’s global group strategy, and its focus on expansion in the United States and rest of world markets, and upon recommendation of the Compensation Committee and the Nomination Committee, on March 29, 2023, the Board of Directors unanimously decided to appoint Ryan Rhodes as the new Chief Executive Officer of the Company for an indefinite term, which will become effective on May 1, 2023. Marc Oczachowski will continue to serve as Chairman of the Board of the Company. In this context, the Board decided to accelerate the vesting of all unvested options granted to Mr. Oczachowski under the 2019 option plans such that these options fully vested and became exercisable on March 29, 2023, and, with respect to the previously granted free shares and as permitted under the plans, waived certain conditions to vesting. The Company is currently evaluating the costs associated with the severance package and the acceleration of vesting of share-based plans, which will be recorded in financial year 2023.

.