Form 20-F
period 2023-12-31
EDAP TMS SA
filed 2024-03-28
CIK 1041934

As filed with the Securities and Exchange Commission on March 28, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934,

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

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

 Blandine Confort

Head of Legal Affairs & Investor Relations

 Parc d’Activites la Poudrette-Lamartine

4/6, rue du Dauphiné,

69120 Vaulx-en-Velin, France

Tel. +33 4 72 15 31 50, E-mail : bconfort@edap-tms.com

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

 Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 37,103,779 Ordinary Shares

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

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which may be identified by words such as “believe,” “can,” “contemplate,” “could,” “plan,” “intend,” “is designed to,” “may,” “might,” “potential,” “objective,” “target,” “project,” “predict,” “forecast,” “ambition,” “aim”, “guideline,” “should,” “will,” “estimate,” “expect” and “anticipate,” or the negative of these and similar expressions, which reflect our views about future events and financial performance. Forward-looking statements involve inherent known and unknown risks and uncertainties including matters not yet known to us or not currently considered material by us. Actual events or results may differ materially from those expressed or implied in such forward-looking statements as a result of various factors that may be beyond our control. Factors that could affect future results or cause actual events or results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to:

-	risks associated with the current worldwide inflationary environment, uncertain worldwide economic, political and financial environment, geopolitical instability, climate change impact, pandemics and each of their related impacts on our business operations;
-	the success of our High Intensity Focused Ultrasound (“HIFU”) technology;
-	the uncertainty of market acceptance for our HIFU devices;
-	the clinical and regulatory status of our devices in various geographical territories;
-	the uncertainty in the regulatory agencies review and approval process for any of our devices and changes in their recommendations and guidance;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	effects of intense competition in the markets in which we operate;
-	the uncertainty of reimbursement status of procedures performed with our products and their level of reimbursement;
-	the market potential for our HIFU devices;
-	dependence on our strategic suppliers and distribution partners;
-	difficulties to attract and recruit high-level experts in software, design, and development of high technology devices such as our HIFU products
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	cybersecurity risks and incidents,
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen;
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices;
-	risks relating to ownership of our securities; and
-	risks relating to securities litigations involving class actions.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Risk Factors

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may cause actual financial, business, research or operating results to differ materially from expectations disclosed in this annual report. See also factors disclosed under “Cautionary statement on forward-looking information.”

Summary of Key Risks

Our business and our industry are subject to numerous risks described in the following risk factorsand elsewhere in this annual report, Investors should carefully consider these risks before making a decision to invest in our securities.

The main risk factors relating to the Company and its business operations are grouped into the seven categories listed below. The most important risk factors have been identified and assessed considering the likelihood of occurrence and the possible negative effect on the Company, in each case also taking into account corrective actions and risk management measures that have been put in place. The occurrence of new events, whether internal or external to the Company, is therefore likely to modify this ranking in the future.

Risks Relating to our Business, Financial Position and Capital Needs

●	The worldwide inflationary environment could have a material adverse effect on our business, results of operations and financial condition.
●	Our future revenue and income growth depends, among other things, on implementing our business strategy, which largely depends on the success of our HIFU technology, and our capacity to scale our operations to manage and sustain our future growth.
●	Our cash flow is highly dependent on cyclical demand for our products.
●	Our results of operations have fluctuated significantly from quarter to quarter in the past and may continue to do so in the future, as we experience long and variable product sales cycles which are long and seasonal and are partly dependent on access to sufficient financing.

Risks Related to our Product Candidates and the Industry in which we Operate

●	If we do not successfully optimize and operate our sales, marketing, and potential future distribution channels or we do not effectively expand and update our infrastructure, our operating results may be negatively impacted.
●	New device developments and introductions may adversely impact our financial results.
●	We operate in a highly regulated industry and our future success depends on obtaining and maintaining government regulatory approval of our products, which we may not receive or be able to maintain or which may be delayed for a significant period of time.
●	Our clinical trials related to products using HIFU technology may not be successful, and we may not be able to obtain regulatory approvals necessary for commercialization of all of our HIFU products.
●	The commercial success of our products depends on whether procedures performed by those products are eligible for reimbursement approved by national health authorities and third-party payers.
●	HIFU technology may not be adopted by the medical community and may never become a standard of care and we may be unable to generate sufficient revenue to sustain our business.
●	Competition in the markets in which we operate is intense and is expected to increase in the future, and there is a substantial risk our products or service offerings could become obsolete or uncompetitive.

Risks Related to our Organization and Operations

●	We face a significant risk of exposure to product liability claims if the use of our products results in personal injury or death and our insurance coverage may be inadequate.
●	We depend on a single site to manufacture our products, and any interruption of operations could have a material adverse effect on our business.
●	For certain components or services, we depend on a small number of suppliers who, due to events beyond our control may fail to deliver sufficient supplies to us or increase the cost of items supplied, which would interrupt our production processes or negatively impact our results of operations.
●	We utilize distributors for our sales abroad, which subjects us to a number of risks that could harm our business.
●	We are a relatively small company with a limited number of products and staff. Sales fluctuations and employee turnover may adversely affect our business.
●	The loss of key members of our executive management team could adversely affect our business.
●	We may have difficulties in attracting and recruiting highly qualified experts in software, design and development of high technology devices.
●	We have identified a material weakness in our internal control over financial reporting with respect to our U.S. subsidiary and if we fail to remediate this material weakness or if we experience additional material weaknesses in the future or otherwise fail to achieve an effective system of internal controls, we may not be able to report our financial results accurately or timely. In addition, the trading price of our securities may be adversely affected by a related negative market reaction.
●	We are exposed to risks related to cybersecurity threats and incidents.
●	The expansion of social media platforms and new technologies present risks and challenges for our business and reputation.

Risks Related to Intellectual Property Rights

●	Intellectual property rights are essential to protect our medical devices, and any dispute with respect to these rights could be costly and have an uncertain outcome and may prevent or delay our development and commercialization efforts.
●	The U.S. laws relating to the patentability of certain inventions in the life sciences and medical technology industry is uncertain and rapidly changing, which may adversely impact our existing patents or our ability to obtain patents in the future.
●	We may not be able to protect or enforce our intellectual property rights throughout the world.
●	Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

Risks Relating to our Status as a Foreign Private Issuer or a French Company

●	Our French and international operations expose us to additional costs, legal and regulatory risks, which could have a material adverse effect on our business, financial condition and results of operations.
●	We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates.
●	Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.
●	The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
●	French law may limit the amount of dividends we are able to distribute, and we do not currently intend to pay dividends.

●	We may lose our foreign private issuer status in the future, which could result in significant additional cost and expenses.
●	Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts.

Risks Related to Ownership of our Ordinary Shares and the ADSs

●	Our securities may be affected by volume fluctuations, and may fluctuate significantly in price, causing investors to lose some or all of their investment.
●	Holders of ADSs have fewer rights than shareholders and must act through the Depositary to exercise those rights.
●	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our ADS price and trading volume could decline.
●	We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.
●	Preferential subscription rights may not be available for U.S. persons.

General Risk Factors

●	Our results of operations and financial condition could be adversely affected by the adverse economic changes, geopolitical developments, financial changes, and the impact of climate changes.
●	We may issue additional securities that may be dilutive to our existing shareholders, in view of funding our new developments and accelerating our business expansion.
●	We may acquire other companies or technologies, which could fail to result in a commercial product or net sales, divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.
●	We may in the future be the target of securities class action or other litigation, which could be costly and time consuming to defend.

Risks Relating to Our Business, Financial Position and Capital Needs

The worldwide inflationary environment could have a material adverse effect on our business, results of operations and financial condition.

Current geopolitical instability including the conflict in Ukraine and the related sanctions and the conflict in Israel, and other factors including, but not limited to, global supply chain constraints, key components sourcing issues, increase in prices and disruptions of energy supply, and labor shortages, have led to higher worldwide inflation, which is likely, in turn, to lead to an increase in costs and may cause additional changes in tax and governmental policies. We may be unable to raise the prices of our devices and services in a higher inflationary environment and keep up with the rate of inflation. Such inflationary pressures may materially impact our business. We may not be able to adjust pricing, reduce our costs or implement counter measures quickly enough to offset cost increases. Our customers (i.e., hospitals and clinics) are also experiencing financial and operational pressures directly related to this inflationary environment, which may impact their ability or willingness to spend on capital equipment and this may have an adverse impact on our business, financial condition, results of operations, or cash flows.

Our future revenue and income growth depends, among other things, on implementing our business strategy, which largely depends on the success of our HIFU technology, and our capacity to scale our operations to manage and sustain our future growth.

Our business strategy depends on the success of our High Intensity Focused Ultrasound (“HIFU”) technology for future revenue growth and net profit generation. We are dependent on the successful development and commercialization of other product lines, such as devices based on HIFU but not limited to the Focal One System, to generate significant additional revenues and to achieve and sustain profitability in the future. To implement our business strategy, we need to (among other things) develop new applications for our HIFU technology, to improve our products and service offerings, and to educate physicians and patients about the clinical and cost benefits of our products, all of which we believe could increase acceptance of our products. Our focus is to primarily expand our HIFU business in the U.S. as HIFU is FDA approved for ablation of prostate tissue and reimbursed at an acceptable level. Although we are particularly dependent on the success of our HIFU technology to grow our business through our HIFU division, other revenues, generated by our Extracorporeal ShockWave Lithotripsy (“ESWL”) division and our Distribution (“Distribution”) division directly linked to the distribution of other complementary products on behalf of third-party medical companies, continue to contribute to our global revenue growth. While we anticipate potential renewals of distribution agreements with third parties, we have no assurance that our existing agreements will be renewed and any termination of distribution commitments from such medical third parties could have a material adverse effect on our business, financial condition or results of operations. See Item 4, “Information on the Company—Distribution Division—Distribution Division Sales and Distribution of Products.”

In addition, there can be no assurance that we will be able to manage our future growth efficiently or profitably and actual revenue, operating margins and net income, or revenue, margin and net income growth, may be less than expected. If we are unable to scale our production capabilities efficiently or maintain pricing, we may fail to achieve expected operating margins, which would have a material and adverse effect on our operating results. Growth may also stress our ability to adequately manage our operations, quality of products, safety, and regulatory compliance. Failure to implement necessary procedures, equipment, or processes or to hire the necessary personnel in a timely and effective manner could result in higher costs or an inability to meet market demand and could have a material adverse impact on our business, results of operations, financial condition, and prospects. Additionally, our future growth will increase the demands placed on our third-party suppliers, and there is no guarantee that our suppliers will be able to support our anticipated growth. If growth significantly changes, it can negatively impact our cash reserves, and we may be required to obtain additional financing, which may increase indebtedness or result in dilution to shareholders. Further, there can be no assurance that we would be able to obtain additional financing on acceptable terms, if at all.

Although we achieved operational profitability in 2019 and 2020, we incurred operating losses in 2021, 2022 and 2023. We expect that our marketing, selling and research and development expenses will increase as we attempt to further develop and commercialize our HIFU devices and particularly with the acceleration of our U.S. HIFU expansion plan. In this respect, we may not generate a sufficient level of revenue to offset these expenses and may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenue. We cannot guarantee that we will realize sufficient revenue to achieve profitability in the future. See Item 5, “Operating and Financial Review and Prospects.”

Our cash flow is highly dependent on cyclical demand for our products.

Our cash flow has historically been subject to significant fluctuations over the course of any given fiscal year due to cyclical demand for medical devices, in particular with hospital budgets being mostly spent at year-end, and the resulting annual and quarterly fluctuations in trade and other receivables and inventories. This has in the past resulted in significant variations in working capital requirements and operating cash flows. Since we anticipate relying on cash flow from operating activities to meet our liquidity requirements, a decrease in the demand for our products, or the inability of our customers or distributors to meet their financial obligations to us, would reduce the funds available to us. In the future, our liquidity may be constrained, and our cash flows may be uncertain, negative or significantly different from period to period. Our cash flow is affected by increased expenses in clinical trials, sales efforts and other market costs related to implementing our expanded U.S. and global strategy which require significant additional resources. However, there is no assurance that this will result in an increase in the demand for our products and services.

Our results of operations have fluctuated significantly from quarter to quarter in the past and may continue to do so in the future, as we experience long and variable product sales cycles which are long and seasonal and are partly dependent on access to sufficient financing.

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

The sales cycle of our products is lengthy as our products are high value capital items for our customers to purchase and often requires the approval of multiple levels of management or Boards of hospitals, purchasing groups and, in some cases, government authorities. In addition, some sales are subject to a public tender offer process with  many approvals which could be lengthy to obtain, and, as a result, hospitals may delay their purchase orders according to their timelines and budget allocations. It is difficult to predict the exact timing for closing product sales directly linked to the length of capital expenditure cycles.

In addition, our customers may rely on the credit market to secure dedicated lease financing to purchase or lease our equipment. Due to the limited availability of lending, we may be unable to access sufficient lease financing to support these transactions. Without lease financing, we may be unable to continue the development of our RPP model or we may need to fund such activity out of our existing working capital. Similarly, some of our clients rely on lease financing to finance their purchases of equipment. Limited availability of lease financing facilities may also affect their purchasing decisions and may adversely impact our equipment sales. In addition, the current macro-economic environment with elevated or increasing interest rates as compared to prior years, may make lease financing less attractive and more difficult to implement for our customers.

Risks Related to our Product Candidates and the Industry in which we Operate

If we do not successfully optimize and operate our sales, marketing, and potential future distribution channels or we do not effectively expand and update our infrastructure, our operating results may be negatively impacted.

If we do not adequately predict market demand or otherwise optimize and operate our sales, marketing and potential future distribution channels successfully, it could result in excess or insufficient inventory or fulfillment capacity, increased costs, or immediate shortages in product or component supply, or harm our business in other ways. In addition, if we do not maintain adequate infrastructure to enable us to, among other things, manage our purchasing and inventory levels, it could negatively impact our cash flow and operating results.

Moreover, our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled sales representatives or distributors with significant technical and clinical knowledge about our products. New hires require training, supervision and take time to achieve full productivity. If we fail to train and supervise new hires adequately, or if we experience a high turnover in our sales force or trained professionals in the future, we cannot be certain that we will maintain or increase our sales. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our HIFU devices or our other products and service offerings in development, which would adversely affect our business, results of operations, and financial condition.

New device developments and introductions may adversely impact our financial results.

From time to time, we develop and introduce new devices with enhanced features and extended or additional capabilities, targeting new clinical applications or improving existing approaches. The success of new device introductions depends on a number of factors including, but not limited to, timely and successful research and development, receipt of regulatory clearances or approvals, pricing, competition, market and consumer acceptance, manufacturing and supply costs, and the risk that new devices may have quality or other defects.

We invest in various research and development projects to expand our product offerings. Our research and development efforts are critical to our success, and our research and development projects may not be successful. We may be unable to develop and market new products successfully, and the products we invest in and develop may not be well received by customers or meet our expectations. Our research and development investments may not generate significant operating income or contribute to our future operating results for several years, and such contributions may not meet our expectations or even cover the costs of such investments. If we fail to effectively develop new products, obtain regulatory clearances or approvals and manage new product introductions in the future, our business, financial condition, results of operations, or cash flows could be materially and adversely impacted.

We operate in a highly regulated industry and our future success depends on obtaining and maintaining government regulatory approval of our products, which we may not receive or be able to maintain or which may be delayed for a significant period of time.

Government regulation significantly impacts the development and marketing of our products, particularly in the United States, European Union and Japan. We are regulated in each of our major markets with respect to preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of our products. To market and sell products, we are required to obtain approval or clearance from the relevant regulatory agencies, including the U.S. Food and Drug Administration (“FDA”) with respect to the United States. The process of applying for regulatory approval or clearance is often lengthy and requires the expenditure of substantial resources. Further, there can be no assurance that we will receive the required approvals or clearance for our products from the required regulatory authorities or, if we do receive the required approvals, that we will receive them on a timely basis, on the conditions and for the indications we seek, or that we will otherwise be able to satisfy the conditions of such approval, if any.

The regulatory agencies may not act favorably or quickly in their review of our submissions, or we may encounter significant difficulties in our efforts to obtain their clearance or approval, or to maintain our existing approvals, all of which could delay or preclude the sale of new or existing products in the related territories. Our manufacturing operations must comply with regulations established by regulatory agencies in the United States, the European Union and other countries, and in particular with the Current Good Manufacturing Practices (“CGMP”) and other standards for quality assurance and manufacturing process control under applicable regulatory authorities. Such standards may change or evolve, requiring that we change or evolve our manufacturing operations. We may not, always, comply with all applicable standards and, as a result, would be unable to manufacture our products for commercial sale or for clinical trial supply. Our manufacturing facilities are subject to inspection by regulatory authorities at any time. If any inspection by the regulatory authorities reveals deficiencies in manufacturing, we could be required to take immediate corrective or remedial actions, suspend production or close the current and future production facilities, which would disrupt our manufacturing processes. Accordingly, failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

In the European Union, the regulation of medical devices is being updated by the European Medical Device Regulation (“MDR”) imposing stricter requirements on the conformity assessment and the commercialization of our products. A transition period to conform to MDR requirement has been adopted based on MDR classification of devices with a latest application date of December 31, 2028. The extension of the period during which the devices can be placed on the market is subject to certain conditions. To benefit from the new provisions, the manufacturer must have implemented and must maintain a Quality Management System that complies with the MDR requirements before May 26, 2024. An MDR compliance action plan has been put in place in preparation of MDR enforcement within the expected timelines. We are implementing operational actions to ensure our devices may be distributed on the European and international market and conform to MDR requirements, where applicable. However, the uncertainty of continuing healthcare changes, regulations, and our ability to maintain MDR compliance of our products may negatively affect our business.

Even if regulatory approval to market a product is granted, it may include limitations on the indicated uses for which the product may be marketed. Failure to comply with regulatory requirements can result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. Regulatory policy may change, and additional government regulations may be established that could prevent or delay regulatory approval of our products. Any delay, failure to receive regulatory approval or the loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations. For more information on the regulation of our business, see Item 4, “Information on the Company—Government Regulation” and “Information on the Company—HIFU Division—HIFU Division Clinical and Regulatory Status.”

Our clinical trials related to products using HIFU technology may not be successful and we may not be able to obtain regulatory approvals necessary for commercialization of all of our HIFU products.

Before obtaining regulatory approvals or clearance for the commercial sale of any of our devices under development, we must demonstrate through preclinical testing and clinical trials that the device is safe and effective in each intended use. Product development, including pre-clinical studies and clinical trials is a long, expensive and uncertain process, and is subject to delays and failures at any stage. We or the relevant regulatory authorities may suspend or terminate clinical trials at any time and regulating agencies may even refuse to grant exemptions to pursue clinical trials. The results from preclinical testing and early clinical trials may not predict the results that will be obtained in large-scale clinical trials. We could suffer significant setbacks in later-stage clinical trials, even after promising results in earlier trials. Furthermore, data obtained from a trial might be insufficient to demonstrate that our products are safe, and effective. The commencement, continuation or completion of any of our clinical trials may be delayed or halted, or inadequate to support approval of an application to regulatory authorities for numerous reasons including, but not limited to:

•that regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold, discussions with regulatory authorities to improve our clinical protocols may prove difficult and lengthy; see Item 4, “Information on the Company—HIFU Division Clinical and Regulatory Status;”

•slower than expected rates of patient recruitment and enrollment;

•inability to adequately monitor patients during or after treatment;

•failure of patients to complete the clinical trial;

•prevalence and severity of adverse events and other unforeseen safety issues;

•third-party organizations not performing data collection and analysis in a timely and accurate manner;

•governmental and regulatory delays or changes in regulatory requirements, policies or guidelines;

•that regulatory authorities conclude that our trial design is inadequate to demonstrate safety and efficacy.

The data we collect from our preclinical studies, current clinical trials,  and other clinical trials may not be sufficient to support requested regulatory approval. Additionally, certain regulatory authorities may disagree with our interpretation of the data from our preclinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional preclinical studies or clinical trials, which would increase costs and could further delay the approval of our products. If we are unable to demonstrate the safety and/or efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products.

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

Our success depends, among other things, on the extent to which reimbursement can be obtained from healthcare payers for procedures performed with our products. In the United States, we are dependent upon favorable coverage and benefit decisions by Centers for Medicare and Medicaid Services (“CMS”) for Medicare reimbursement, state Medicaid agencies, individual managed care organizations, private insurers and other payers. With the support of the American Urological Association and the American Association of Clinical Urologists, the American Medical Association (“AMA”) established a new Category 1 CPT code for the ablation of malignant prostate tissue with HIFU technology, effective January 1, 2021. In late 2022, CMS published its final rules for the calendar year 2023 for ambulatory payment classification (“APC”) procedures and physician fee schedule, which established reimbursement rates that recognize both facility or hospital payment and physician professional service payments for HIFU procedures. CMS final rule included a reimbursement level close to surgery, effective on January 1, 2023. The 2024 final rule maintained APC 6 payment level. For private insurers, policy coverage decisions supporting coverage and reimbursement related to HIFU procedures are limited given that HIFU is a new technology. With expanded third party coverage decisions, our Focal One HIFU procedure will have broader market access in the United States. However, public or private payors may decide to limit coverage or reimbursement of HIFU technologies that are available to individuals, including potentially modifying existing guidance to further limit available coverage. Changes to coverage decisions, which may be revised from time to time, could negatively impact reimbursement for procedures performed using our devices and may result in a material adverse effect on our business, financial condition and results of operations. Outside the United States, and in particular in the European Union and Japan, third-party reimbursement is generally conditioned upon decisions by national health authorities and we cannot guarantee that a definitive reimbursement will be granted. See Item 4, “Information on the Company——HIFU Division—HIFU Reimbursement Status.” Lithotripsy procedures currently are reimbursed by public healthcare systems in the European Union, in Japan and in the United States. However, a decision in any of those countries to modify reimbursement policies for these procedures could have a material adverse effect on our business, financial conditions and results of operations.

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

HIFU technology may not be adopted by the medical community and may never become a standard of care and we may be unable to generate sufficient revenue to sustain our business.

Our success depends on the market’s confidence that our HIFU devices can provide reliable, high-quality results or treatments and we believe that physicians are likely to be particularly sensitive to any test defects and errors in our devices. Our robotic HIFU devices represent new therapies for the conditions that they are designed to treat. Notwithstanding any positive clinical results that our HIFU devices may have achieved or may achieve in the future in terms of safety and efficacy and any marketing approvals that we have obtained or may obtain in the future, there can be no assurance that such products will gain adoption by the medical community. Physician adoption depends, among other things, on evidence of the cost effectiveness of a therapy as compared to existing therapies and on adequate coverage policies supporting reimbursement from healthcare payers. Furthermore, acceptance by patients depends in part on physician recommendations, as well as other factors, including the degree of invasiveness, the rate and severity of complications and other side effects associated with the therapy as compared to other therapies.

If our robotic HIFU devices do not achieve an adequate level of acceptance by physicians, patients, health care payers and the medical community and never become a standard of care, we may not generate or maintain positive cash flows and we may not become profitable or be able to sustain profitability. The failure of our current HIFU devices to perform as expected would significantly impair our reputation. If we do achieve market acceptance of our products, we may not be able to sustain it or otherwise achieve it to a degree which would support the ongoing viability of our operations.

Competition in the markets in which we operate is intense and is expected to increase in the future, and there is a substantial risk our products or service offerings could become obsolete or uncompetitive.

Competition in the markets in which we operate is intense and is expected to increase in the future. In each of our main businesses, we face competition both directly from other manufacturers of medical devices that apply the same technologies that we use, as well as indirectly from existing or emerging therapies for the treatment of urological disorders.

In the markets that we target for our robotic HIFU products, competition comes from new market entrants and alternative therapies, as well as from current manufacturers of robotic medical devices. In the HIFU market, the Focal One system competes with all current treatments for localized tumors, including surgery, external beam radiotherapy, brachytherapy, irreversible electrocorporation and cryotherapy. See Item 4, “Information on the Company—HIFU Division— HIFU Competition.” In our ESWL division, we are also facing competition from lower priced laser systems. Item 4, “Information on the Company—ESWL Division.”

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

Risks Related to our Organization and Operations

We face a significant risk of exposure to product liability claims in the event that the use of our products results in personal injury or death and our insurance coverage may be inadequate.

Our products are designed to be used safely in the treatment of severe afflictions and conditions. Despite the use of our products, patients may suffer personal injury or death, and we may, as a result, face significant product liability claims. We maintain separate product liability insurance policies for the United States and Canada and for the other markets in which we sell our products. Product liability insurance is expensive and there can be no assurance that it will continue to be available on commercially reasonable terms or at all. In addition, our insurance may not cover certain product liability claims or our liability for any claims may exceed our coverage limits. A product liability claim or series of claims brought against us with respect to uninsured liabilities or in excess of our insurance coverage, or any claim or product recall that results in significant cost to or adverse publicity against us could have a material adverse effect on our business, financial condition and results of operations. Also, if any of our products prove to be defective, we may be required to recall or redesign the product which could result in costly corrective actions and harm to our business reputation, which could materially affect our business, financial condition and results of operations.

We depend on a single site to manufacture our products, and any interruption of operations could have a material adverse effect on our business.

Most of our manufacturing currently takes place in a single facility located in Vaulx-en-Velin, near Lyon, France. In the event of a significant interruption in the operations of our sole facility for any reason, such as fire, cyber-attack, supply disruption on a critical component, weather conditions,  or other natural disaster or pandemic diseases such as the COVID-19 virus necessitating quarantine implementation or a failure to obtain or maintain required regulatory approvals, we would have no other means of manufacturing our products until we would be able to restore the manufacturing capabilities at our facility or develop alternative facilities, which could take considerable time and resources and have a material adverse effect on our business, financial condition and results of operations.

For certain components or services, we depend on a small number of suppliers who, due to events beyond our control may fail to deliver sufficient supplies to us or increase the cost of items supplied, which would interrupt our production processes or negatively impact our results of operations.

We purchase most of the components used in our products from a number of suppliers but rely on a small number of suppliers for some key components. In addition, we rely on a small number of suppliers for certain services. If the supply of these components or services were interrupted for any reason, including geopolitical tensions or instability, global supply chain failures, weather conditions, large scale cyber-attack or infrastructure disruption, a pandemic and implied restrictions, our manufacturing and marketing of the affected products would be delayed. Certain of these key suppliers may be exposed to variations in the costs of raw materials and components, and, consequently, may suffer issues or delays in sourcing these components, which would harm their business and operations. These delays could be extensive, especially in situations where a component substitution would require regulatory approval. In addition, such suppliers could decide unilaterally to increase the price of supplied items for any reason, including higher energy, raw material or component prices, therefore causing additional charges for us and impacting our margins. We renegotiated a supply agreement concerning a key component for our HIFU devices as prices increased substantially following a strategic shift in our supplier’s marketing strategy. Such a substantial price increase will negatively impact our margins. We expect to continue to depend upon our suppliers for the foreseeable future, while we explore  new sourcing alternatives. Failure to obtain adequate supplies of components or services in a timely manner and at an acceptable price could have a material adverse effect on our business, financial condition and results of operations.

We utilize distributors for our sales abroad, which subjects us to a number of risks that could harm our business.

We have developed strategic relationships with a number of distributors for sales and service of our devices in certain foreign countries where we are not directly represented by a subsidiary. If these relationships are terminated and not replaced, our revenues and/or ability to market or service our devices in the related territories could be adversely affected. Our distributors’ actions may affect our ability to effectively market our devices in certain foreign countries if, for example, a distributor holds the regulatory authorizations in such countries and causes, by action or inaction, the suspension of such regulatory authorizations or sanctions for non-compliance. It may be difficult, expensive, and time consuming for us to re-establish reputation, market access or regulatory compliance in such cases. Moreover, our distributors must be in compliance with anti-corruption laws and applicable sanctions, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, His Majesty’s Treasury, or other governmental or supranational entities, and other local laws prohibiting corrupt payments to governmental officials or to customers and we may not be able to trace or be kept informed of such corruption. In addition, we may be named as a defendant in lawsuits against our distributors related to sales or service of our devices performed by these distributors. See our risk factor below: “—We face a significant risk of exposure to product liability claims in the event that the use of our products results in personal injury or death.”

We are a relatively small company with a limited number of products and staff. Sales fluctuations and employee turnover may adversely affect our business.

We are a relatively small company. Consequently, compared to larger companies, sales fluctuations could have a greater impact on our revenue and profitability on a quarter-to-quarter and year-to-year basis and delays in customer orders could cause our operating results to vary significantly from quarter-to-quarter and year-to-year. In addition, as a small company we have limited staff and are heavily reliant on certain key personnel to operate our business. If a key employee were to leave our company it could have a material impact on our business and the results of operations as we might not have sufficient depth in our staffing to fill the role that was previously being performed. A delay in filling the vacated position could put a strain on existing personnel or result in a failure to satisfy our contractual obligations or to effectively implement our internal controls, and materially harm our business.

The loss of key members of our executive management team could adversely affect our business.

Our success in implementing our business strategy depends largely on the skills, experience and performance of key members of our executive management team and others in key management positions. The collective efforts of each of these people, and others collaborating with them as a team, are critical to us. As a result of the difficulty in locating qualified personnel and new management, the loss or incapacity of existing members of our executive management team could adversely affect our operations. If we were to lose one or more of these key employees, we could experience difficulties in finding qualified successors, competing effectively, developing our technologies and implementing our business strategy.

In addition, we rely on collaborators, consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our collaborators, consultants and advisors are generally employed by employers other than us and may have commitments, or conflict of interest, or be subject to other agreements with other entities that may limit their availability to us.

We may have difficulties in attracting and recruiting highly qualified experts in software, design and development of high technology devices.

Our devices require highly qualified individuals with a high-level of expertise and experience in design, software, mechanics and electronics. We are highly dependent on our ability to attract and retain qualified personnel and engineers to develop our devices. In addition, the learning curve required to master our systems is lengthy and, if we do not find qualified experts and engineers, we may not be able to meet our development schedule and obtain market approval in due time, which in time may delay market introduction of new products. Failure to recruit and attract experts in a timely manner may have a material adverse effect on our development, business, financial condition and results of operations.

We have identified a material weakness in our internal control over financial reporting with respect to our U.S. subsidiary and if we fail to remediate this material weakness or if we experience additional material weaknesses in the future or otherwise fail to achieve an effective system of internal controls, we may not be able to report our financial results accurately or timely. In addition, the trading price of our securities may be adversely affected.

As a publicly traded company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. We have incurred, and expect to continue to incur, significant continuing costs, including accounting fees and staffing costs, to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. As described in Item 15, we have identified one material weakness with respect to internal controls in our U.S. subsidiary, Edap Technomed Inc: an ineffective design and implementation of the subsidiary’s control over the recording of third-party vendor invoices. This was due to insufficient resources in the finance department of the subsidiary and IT environment limitations. Our management has concluded that, as a result, our internal control over financial reporting was not effective as of December 31, 2023. Nevertheless, we have concluded that this material weakness did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2023, or require a restatement of consolidated financial statements with respect to any prior period previously reported by the Company.

Although we have initiated remediation actions to address this material weakness, as a small company, we may have insufficient personnel to allow us to segregate duties, and consistently execute the Company’s internal controls.

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

In an effort to remediate the material weakness that was identified as of December 31, 2023, and to enhance our overall control environment, we hired new resources in 2023 and plan to hire additional resources in 2024. We are also working at deploying another IT system in our U.S. subsidiary and already hired an IT VP Manager to supervise such deployment. We believe this will allow us to remediate this material weakness in the short term. See Item 15, “Controls and Procedures.”

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we have identified or may identify in the future, and any failure to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any failure to maintain adequate internal controls over financial reporting and provide accurate financial statements may subject us to litigation, render future financings more difficult or expensive, and could cause the trading price of our securities to decrease substantially. Inferior controls and procedures could cause investors to lose confidence in our reported financial information, which may give rise to securities claims and have a negative effect on the value of our securities. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we have identified or may identify in the future, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002.

We are exposed to risks related to cybersecurity threats and incidents.

In the conduct of our business, we collect, use, transmit and store data on information technology systems. This data includes confidential information belonging to us, our customers and other business partners, as well as personally identifiable information of individuals. We also store data related to our clinical trials on our information technology systems. We also rely in part on the reliability of certain tested third parties’ cybersecurity measures, including firewalls, virus solutions and backup solutions. Cybersecurity incidents, such as breaches of data security, disruptions of information technology systems and cyber threats, may result in business disruption, the misappropriation, corruption or loss of confidential information and critical data (ours or that of third parties), reputational damage, litigation with third parties, diminution in the value of our investment in research and development, data privacy issues and increased cybersecurity protection and remediation costs. Like many companies, we may experience certain of these incidents given that the external cyber-attack threat continues to grow in part due to a perceived increased vulnerability associated with partly remote working conditions. While we have protocols in place to protect against such threats , we may fail to identify all threats like fraudulent payment requests that we may receive in the future and may inadvertently provide payment in connection with such requests, which may have a material adverse effect on our business, financial condition or results of operations.

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

Risks Related to Intellectual Property Rights

Intellectual property rights are essential to protect our medical devices, and any dispute with respect to these rights could be costly and have an uncertain outcome and may prevent or delay our development and commercialization efforts.

Our success depends in large part on our ability to develop proprietary products and technologies and to establish and protect the related intellectual property rights, without infringing the intellectual property rights of third parties. We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. The validity and scope of claims covered in medical technology patents involve complex legal and factual questions and, therefore, the outcome of such claims may be highly uncertain. The medical device industry has been characterized by extensive patents and other intellectual property rights litigation. We may receive letters from third parties drawing our attention to their patent rights, or patent grant contestations may be filed. Third parties also may challenge our patents before administrative bodies in the United States or abroad. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates and existing products or provide any competitive advantage. The outcome of future such challenges is unpredictable, and the loss of patent protection could have a material adverse impact on our business, financial condition and result of operations.

If third parties, including our competitors, believe that our products or technologies infringe, misappropriate or otherwise violate their intellectual property rights, such third parties may seek to enforce against us their intellectual property rights, including patent rights, by filing against us an intellectual property-related lawsuit, including a patent infringement lawsuit. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. If any third parties were to assert these or any other patents against us and we are unable to successfully defend against any such assertions, we may be required, including by court order, to cease the development and commercialization of the infringing products or technology and we may be required to redesign such products and technologies so they do not infringe such patents, which may not be possible or may require substantial monetary expenditures and time. We could also be required to pay damages, which could be significant, including treble damages and attorneys’ fees if we are found to have willfully infringed such patents. We could also be required to obtain a license to such patents to continue the development and commercialization of the infringing product or technology. However, such a license may not be available on commercially reasonable terms or at all, including because certain of these patents may be held by or exclusively licensed to our competitors. Even if such a license were available, it may require substantial payments or cross-licenses under our intellectual property rights, and it may only be available on a nonexclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operation and prospects.

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

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a utility patent is generally 20 years from its earliest U.S. non-provisional filing date. While extensions may be available, the life of a patent, and the protection it affords, is limited, and certain of our patents may also expire and fall into the public domain, as has already occurred with certain patents in the HIFU division’s patent portfolio. See Item 4, “Information on the Company—HIFU Division—HIFU Division Patents and Intellectual Property.”

As is common in the life sciences and medical industry, we engage the services of consultants and independent contractors to assist us in the development of our products. We rely on trade secrets and proprietary know-how, which we seek to protect through non-disclosure agreements with employees, consultants and other parties. It is possible, however, that those non-disclosure agreements will be breached, that we will not have adequate remedies for any such breach, or that our trade secrets will become known to, or independently developed by, competitors. We also rely on copyright protection. Litigation may be necessary to protect trade secrets, know-how or copyrights owned by us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries.

The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and result of operations.

U.S. laws relating to the patentability of certain inventions in the life sciences and medical technology industry are uncertain and rapidly changing, which may adversely impact our existing patents or our ability to obtain patents in the future.

Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For instance, under the Leahy-Smith America Invents Act (the “America Invents Act”), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. These changes include allowing third-party submission of prior art to the United States Patent and Trademark Office (“USPTO”) during patent prosecution and additional procedures to challenge the validity of a patent through USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings.

Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to life sciences and medical technology. Specifically, these decisions stand for the proposition that patent claims that recite laws of nature, natural phenomena, and abstract ideas are not themselves patentable unless those patent claims have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws, phenomena, and abstract ideas. What constitutes a “sufficient” additional feature is somewhat uncertain. Furthermore, in view of these decisions, since December 2014, the USPTO has published and continues to publish revised guidelines for patent examiners to apply when examining process claims for patent eligibility.

In addition, U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to some degree of uncertainty with regard to the Company’s ability to obtain patents in the future, this combination of events has created a degree of uncertainty with respect to the value of patents, once obtained. Depending on relevant laws enacted by the U.S. Congress, and decisions by the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on our ability to obtain new patents and to defend and enforce our existing patents and patents that we might obtain in the future.

Our patent portfolio may be negatively impacted by current uncertainties in the state of the law, new court rulings or changes in guidance or procedures issued by the USPTO or other similar patent offices around the world. From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability, scope and validity of patents within the life sciences and medical technology and any such changes, or any similar adverse changes in the patent laws of other jurisdictions, could have a negative impact on our business, financial condition, prospects and results of operations.

We may not be able to protect or enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents and trademarks on all of our current or our planned products throughout the world would be prohibitively expensive to us. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as in the U.S. or France. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to the healthcare sector, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our patents or other intellectual property. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

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

Risks Related to our Status as a Foreign Private Issuer or a French Company

Our French and international operations expose us to additional costs, legal and regulatory risks, which could have a material adverse effect on our business, financial condition and results of operations.

We have significant French and international operations. We have direct distribution channels in almost fifty countries outside of France, our country of incorporation, and through our foreign subsidiaries. Compliance with complex foreign and French laws and regulations that apply to our international operations increases our cost of doing business. These regulations include, among others, U.S. laws such as FCPA and other U.S. federal laws and regulations established by the Office of Foreign Asset Control, laws such as the UK Bribery Act 2010 or other local laws, which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. We have adopted a Code of Ethics that requires employees to comply with applicable laws and regulations and particularly with the applicable provisions of the French law known as the Sapin II law, and the related implementing decrees, and notably the requirements of Article 8 of the law, which requires the establishment of a whistle-blowing policy.  EDAP employees can raise any issue by reporting on our hotline at alerteprofessionnelle@edap-tms.com. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, “Know Your Customer” requirements, import and trade restrictions, export requirements.

We are also subject to healthcare laws and regulations pertaining to physician payment transparency, privacy, and data protection regulations. These regulations include, but are not limited to (i) the U.S. federal Health Insurance Portability and Accountability Act (“HIPAA”) of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; (ii) the U.S. federal Physician Payment Sunshine Act (the “Sunshine Act”), which requires manufacturers of medical devices for which payment is available under Medicare, Medicaid, to report annually to the CMS information related to payments or other “transfers of value” made to physicians, (iii) two main sets of laws enacted in France about transparency requirements: “The French Anti-Gift Law” –updated in 2020 and 2022- which regulates the provision of gifts, discounts and other incentives to physicians and the “Bertrand law” which imposes disclosure obligations on companies relating to benefits and remunerations granted to, and agreements concluded with, physicians and (iv) the provisions of the French Public Health Code relating to the processing and/or hosting of health-related personal data. Any failure to comply with these regulations may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, in addition to HIPAA we are subject to other data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. There are numerous European, French, U.S. federal and U.S. state laws and regulations related to the privacy and security of personal information. For example, in the European Union, the collection and use of personal data is governed by the provisions of the General Data Protection Regulation (“GDPR”) which took effect in May 2018. The GDPR significantly increases the level of data protection and imposes a greater compliance burden on companies. In particular, it treats clinical data as personal data, requiring us or our subcontractors to implement more extensive procedures in the collection and processing of clinical trial data. Furthermore, the GDPR significantly increases the level of sanctions for non-compliance. The European Union data protection authorities have the power to impose administrative fines of up to a maximum of €20 million or 4% of our consolidated revenues for the preceding fiscal year, whichever is higher. The GDPR is also supplemented by the provisions of the French data protection act (Law No. 78-17 of  January 6, 1978), in particular in respect of the processing of personal data in the field of healthcare.

Given the high level of complexity of these laws, and the fact that we do business in regions where regulatory compliance is less robust, including in Russia and parts of Asia, there is a risk that we may inadvertently breach some provisions, for example, through fraudulent or negligent behavior of individual employees or business partners, our failure to comply with certain formal documentation requirements, or otherwise. See “— General Risk Factors—“Our results of operations and financial condition could be adversely affected by the adverse economic, geopolitical and financial environment, and the impact of climate change.” Our success depends, in part, on our ability to anticipate these risks and manage these challenges. We have a decentralized international sales organization, and this structure may make it more difficult for us to ensure that our international selling operations comply with our global policies and procedures.

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

We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn our revenue. In 2023, 60% of our total costs of sales and operating expenses were denominated in euro, while 55% of our revenue was denominated in currencies other than euro (primarily the U.S. dollar and the Japanese yen). Our operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and other currencies. For instance, a decrease in the value of the U.S. dollar or the Japanese yen against the euro would have a negative effect on our revenues, which may not be offset by an equal reduction in operating expenses and would therefore negatively impact operating profitability. From time to time we enter into foreign exchange forward sale contracts to hedge against fluctuations in the exchange rates of the principal foreign currencies in which our receivables are denominated (in particular, the U.S. dollar and the Japanese yen), but there can be no assurance that such hedging activities will limit the effect of movements in exchange rates on our results of operations. As of December 31, 2023, we had no outstanding hedging instruments. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of any dividends received by holders of ADSs. For more information concerning our exchange rate exposure, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our bylaws and French corporate law could make it more difficult for a third party to acquire our company, even if doing so might be beneficial to its shareholders. In addition, provisions of its bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to affect certain corporate actions. These provisions include the following:

●	under French law, a non-resident of France, as well as any French entity controlled by non-residents of France, may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. Such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold;
●	under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the EU are subject to prior authorization of the Ministry of Economy;
●	a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of the Company's Board of Directors, as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
●	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
●	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
●	our shareholders may in the future grant our Board of Directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our ordinary shares;
●	our shareholders have preferential subscription rights proportional to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
●	our Board of Directors can only be convened by its chair or, when no Board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;
●	our Board of Directors has the right to appoint members to fill a vacancy created by the resignation or death of a member of the Board for the remaining duration of such member’s term of office, and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our Board of Directors;
●	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove members of the Board of Directors with or without cause;
●	pursuant to French law, our by-laws, including the sections relating to the number of members of the Board of Directors, and election and removal of members of the Board of Directors from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our Board of Directors is required by French law to consider the interests of our company, our shareholders, our employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

French law may limit the amount of dividends we are able to distribute, and we do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, and future agreements and financing instruments, business prospects and such other factors as our Board of Directors deems relevant.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made based on our statutory financial statements prepared and presented in accordance with  applicable French regulations. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2025. We could lose our foreign private issuer status in the future if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and have shorter deadlines, including with respect to annual and quarterly reports. In particular, Form 10-Q requires quarterly financial statements subject to auditor review. As of December 31, 2023, approximately 70% of our outstanding ordinary shares were held by U.S. residents and the other criteria may be triggered in the future to reflect changes in our business.

The regulatory and compliance obligations and costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than obligations and costs we currently incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts.

An investor in the United States may find it difficult to:

●	effect service of process upon or obtain jurisdiction over us or our non-U.S. resident directors and officers in the United States;
●	enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident directors and officers in France or the United States; or
●	bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers.

Risks Relating to Ownership of our Ordinary Shares and the ADSs

Our securities may be affected by volume fluctuations, and may fluctuate significantly in price, causing investors to lose some or all of their investment.

Our ADSs, each of which represents one ordinary share, are traded on The Nasdaq Global Market. The average daily trading volume of our ADSs in 2023 was approximately 96,000, the high and low bid price of our ADSs for the last two fiscal years ended on December 31, 2023, and December 31, 2022, was $12.65 and $11.53, and $3.60 and $5.54, respectively. Our ADSs have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ADSs without regard to our operating performance. For example, the average daily trading volume of our ADSs in December 2022 was

101,126 as opposed to 217,979 for the same period of 2023. The price of our securities and our ADSs in particular, may fluctuate as a result of a variety of factors, including changes in our business, operations and prospects, and factors beyond our control, including regulatory considerations, results of clinical trials of our products or those of our competitors, developments in patents and other proprietary rights, general market and economic conditions and results of operations being below analysts’ or investors’ expectations. Any downward pressure on the price of ADSs caused by the sale of ADS’s could also encourage short sales of our ADS by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller hopes that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to the lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. Such sales could place downward pressure on the price of our ADSs by increasing the number of ADSs being sold, which could further contribute to any decline in the market price of our ADSs.

These broad market and industry factors may adversely affect the market price of our ADSs, regardless of our operating performance. If investors invest in our ADSs, investors could lose some or all of their investment.

In addition, periods of volatility in the market price of a company’s securities often trigger securities class action litigation. Any additional litigation, if instituted, causes and could cause us to incur substantial costs and our management resources are and could be diverted to defending such litigation, which could adversely affect our financial condition or results of operations.

Holders of ADSs have fewer rights than shareholders and must act through the Depositary to exercise those rights.

Holders of ADSs do not have the same rights as shareholders and accordingly, cannot exercise the rights of shareholders against us. The Bank of New York Mellon, as Depositary (the “Depositary”), is the registered shareholder of the deposited shares underlying the ADSs, and therefore holders of ADSs will generally have to exercise the rights attached to those shares through the Depositary. We have used and will continue to use reasonable efforts to request that the Depositary notify the holders of ADSs of upcoming votes and ask for voting instructions from them. If a holder fails to return a voting instruction card to the Depositary by the date established by it for receipt of such voting instructions, or if the Depositary receives an improperly completed or blank voting instruction card, or if the voting instructions included in the voting instruction card are illegible or unclear, then such holder will be deemed to have instructed the Depositary to vote its shares and the Depositary shall vote such shares in favor of any resolution proposed or approved by our Board of Directors and against any resolution not so proposed or approved.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our ADS price and trading volume could decline.

The trading market for our ADSs will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our ADS price would likely decline. In addition, if our operating results fail to meet the expectations of our investors or forecasts of research analysts, our ADS price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ADSs could decrease, which might cause our ADS price and trading volume to decline.

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

General Risk Factors

Our results of operations and financial condition could be adversely affected by the adverse economic changes, geopolitical developments, financial changes, and the impact of climate changes.

As of the date of filing of this report, the global economy remains impacted by geopolitical tensions and instability and, in particular, the conflict between Russia and Ukraine and the conflict in the Middle East.  We have little to no business in the Middle East.

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

In response to these international sanctions, Russian authorities have also imposed significant currency control and restrictive measures. As the situation is evolving, and additional sanctions may be implemented, such new restrictions could adversely affect the global economy, prices and energy supply, financial markets, supply chains, and could adversely affect our business, financial condition, and results of operations. As we evaluated the impact of such measures on our business, in 2022, we decided to definitively close our representative office in Moscow to avoid further difficulties in maintaining a direct administrative and operational activity in Russia. Net sales in Russia are not significant as they represented approximately 1.5% in 2022 and 0.8% in 2023 of our consolidated revenues.  Our sales in Russia are historically subject to significant variation and long purchase order periods.  We have an established exclusive distribution agreement with a business partner with significant experience in marketing and distributing medical equipment in Russia. This partnership will allow us to continue offering a HIFU solution to Russian patients and to maintain our existing installed base in Russia. To date, we have not experienced any material disruptions in our business with Russia, but we cannot predict outcomes that such conflict may have on our future results of operations.

Moreover, uncertain global climate change may result in certain types of more intense and more frequent natural disasters including, but not limited to hurricanes, wildfires or flooding or sustained periods of extreme weather. Such extreme disasters could imply risks to our facilities and disrupt our supply chain and may cause us to incur additional operational costs. Such intense events may also trigger internet security threats or damage to global communication networks that would harm our global operations and our customers’ operations. Climate change may also result in new regulatory or legal obligations to address the effects of climate change on the environment or the effect of our operations and those of other companies on the environment. Such new obligations could cause increased compliance costs to meet any new regulatory or legal requirements and may adversely affect sourcing, manufacturing operations, and the distribution of our products. Such natural disasters could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

We may also be unable to meet the future criteria used by rating agencies in their environmental, social and governance (“ESG”) assessments process, leading to a downgrading in our rating. Financial investments in companies which perform well in ESG assessments are increasingly popular, and major institutional investors have made known their interest in investing in such companies. Depending on ESG assessments and on the rapidly changing views on acceptable levels of action across a range of ESG topics from investors, we may be unable to meet society’s or investors’ expectations on these matters, which may cause reputational harm, or disappoint the expectations of our stakeholders, and we may face increased compliance or other costs and demand for securities issued by us and our ability to participate in the debt and equity markets may decrease.

We may issue additional securities that may be dilutive to our existing shareholders, in view of funding our new developments and accelerating our business expansion.

Our operations have consumed substantial amounts of cash since inception. We expect to use our cash resources to develop and further commercialize our products, develop new products, and for working capital and general corporate purposes. We may require additional capital to further develop and commercialize our products and to develop new products. In addition, our operating plans may change because of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

On June 30, 2021, our shareholders adopted resolutions allowing the Board of Directors to issue 2,000,000 new shares under the form of subscription options and 200,000 free shares to motivate and reward the teams dedicated to successfully implementing our worldwide activities, particularly in the United States. Based on the June 30, 2021, resolutions, a total of 1,357,000 subscription options were granted in 2021, 2022 and 2023, under certain conditions, to the  employees. Based on the June 30, 2021 resolutions, a total of 101,500 free shares were granted in 2021 and 2022, under certain conditions, to the employees. On June 30, 2022, our shareholders also adopted a resolution allowing the Board of Directors to issue 600,000 free shares to incentivize worldwide teams in charge of our operations. This new resolution superseded the June 2021 resolution authorizing the issuance of 200,000 free shares, cancelling the unused portion of the 2021 resolution. Based on the June 30, 2022 resolution, as of December 31, 2023, a total of 491,500 free shares were granted, under certain conditions, to the employees. As of December 31, 2023 we have 108,500 free shares and 643,000 subscription options remaining under our existing resolutions. Under French law, only our employees with an employment contract and corporate officers, such as the Chief Executive Officer and the Chairman of the Board of Directors (mandataires sociaux) may receive free shares. Non-executive directors may not receive free shares.

On June 30, 2023, our shareholders renewed and extended resolutions allowing the Board of Directors to issue new shares in an aggregate maximum amount of 10 million shares in order to meet any fundraising opportunities that may be necessary to finance our further developments and to address any potential strategic opportunities for our long-term growth. As of December 31, 2023 no shares have been issued related to this resolution.

We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. The issuance of additional ordinary shares, including any additional ordinary shares issuable pursuant to the exercise of preferential subscription rights that may not be available to all of our shareholders, would reduce the proportionate ownership and voting power of the then-existing shareholders. Moreover, the availability of additional capital, whether debt or equity from private capital sources (including banks) or the public capital markets, fluctuates as our financial condition and industry or market conditions in general change. There may be times when the private capital markets and the public debt or equity markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case we would not be able to access capital from these sources on favorable terms, if at all. We can give no assurance as to the terms or availability of additional capital.

We may acquire other companies or technologies, which could fail to result in a commercial product or net sales, divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, applications, or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities or otherwise offer growth opportunities. However, we cannot assure that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any target or obtain the expected benefits of any acquisition or investment.

To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate any acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We may in the future be the target of securities class action or other litigation, which could be costly and time consuming to defend.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because innovative life sciences and medical device companies have experienced significant stock price volatility in recent years.

Any litigation, if instituted, could cause us to incur substantial costs and our management resources may be diverted to defending such litigation, which could adversely affect our financial condition or results of operations.

Item 4. Information on the Company

General

We develop, manufacture, promote and distribute advanced minimally invasive ultrasound technologies for both  diagnosis and treatment of urological disease. We have introduced the Focal One® Robotic HIFU (high-intensity focused ultrasound) system around the world including Europe, U.S., Latin America, and parts of Asia. With the addition of the ExactVu™ Micro-Ultrasound system, we offer customers a complete solution from diagnosis to treatment of prostate disease. We also produce and distribute systems for the treatment of urinary tract stones. These technologies include the Sonolith® i-move lithotripter system based on Extracorporeal ShockWave Lithotripsy (ESWL) technology and advanced surgical laser systems.

History and Development of the Company

Our legal name is EDAP TMS S.A., and our commercial name is Focal One®. In 2023, we elevated the Focal One brand name to further support our growing global sales and marketing activities. This change reflects our focus on our Focal One robotic HIFU system and enhances our visibility in targeted markets.

EDAP TMS S.A. was incorporated on December 3, 1979, as a société anonyme organized under the laws of the Republic of France for a duration of 60 years from the date of incorporation. Our principal executive offices are located at Parc d’Activités la Poudrette- Lamartine, 4/6, rue du Dauphiné, 69120 Vaulx-en-Velin, France and our telephone number is +33 (0) 4 72 15 31 50. Corporation Service Company, located at 251 Little Falls Drive, Wilmington, DE19808-1674, United States, is our agent for service of process in the United States. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding the Company’s electronic filings with the SEC. Such electronic filings can be found by visiting the SEC website at http://www.sec.gov or the Company’s website at http://www.edap-tms.com, section “Investor Relations.”

In January 2021, U.S. CPT Code Category 1 reimbursement for HIFU became effective. In addition to reimbursement for the facility, the CMS established reimbursement for physicians performing ablation of malignant prostate tissue with HIFU in the United States.

In April 2021, we completed a successful public offering of common stock in the form of ADSs that raised gross proceeds of $28,012,500 or €23,250,747. We have used most of this funding to further build up our U.S. clinical, sales and marketing infrastructure.

In June 2021, after completing our capital increase, and in line with our strategy to expand our HIFU activities in the U.S., we hired medical technology industry veteran Ryan Rhodes as Chief Executive Officer of EDAP Technomed Inc., the Company’s U.S. subsidiary.

In September 2022, we completed a successful public offering of common stock in the form of ADSs that raised gross proceeds of $23,000,003 or €23,913,314. We intend to use the majority of this funding to further expand and continue executing our U.S. Focal One growth initiatives while, in parallel, exploring new indications and other market development opportunities.

On May 1, 2023, Ryan Rhodes succeeded Marc Oczachowski as Chief Executive Officer of the Company to lead the Company’s global strategy and accelerate the Company’s development.

On January 1, 2024, Ken Mobeck was appointed as Global Chief Financial Officer and François Dietsch was appointed as Global Chief Accounting Officer, to pursue ongoing alignment in our organization and enable the Company to remain focused on executing our current growth strategy while also increasing our visibility among U.S. investors.

Reimbursement Update and Clinical Indication Expansion

On November 1, 2022, the U.S. CMS released its final outpatient prospective payment system (“OPPS”) reimbursement rule for calendar year 2023, which became effective on January 1, 2023.  The final rule increased the reimbursement level of Focal One Robotic HIFU to an Ambulatory Payment Classification (APC) level 6, similar to surgery, as compared to APC level 5 which was previously in place. This represented a 90% increase in reimbursement. On November 1, 2023, the U.S. CMS released its final OPPS reimbursement rule for calendar year 2024 maintaining the reimbursement level for HIFU as an APC Level 6 procedure.

In November 2022, following the completion of a Phase II study evaluating Focal One HIFU as a potential treatment for deep infiltrating endometriosis, we received approval from French authorities to initiate a Phase III randomized, controlled clinical trial evaluating Focal One HIFU as a potential treatment option for such pathology. This study will enroll 60 patients across nine centers in France, with 30 patients randomized to each group. The primary efficacy endpoint is acute pelvic pain evolution three months post procedure. At the conclusion of the study, patients in the simulated treatment group who received no treatment will be given the option to be treated with HIFU. As of December 31, 2023, 57 patients have been included in the follow-up study.

Business Overview & Strategy

EDAP TMS S.A. is a holding company and is responsible for providing common services to its subsidiaries, including preparation and consolidation of the Company’s financial statements, complying with the requirements of various regulatory agencies and maintaining the listing of its publicly held securities and, in conjunction with its Board of Directors, directing the overall strategy of the Company.

Our activity is organized in three divisions: HIFU, ESWL and Distribution. Through these three divisions, we develop, produce, market and distribute non- invasive medical systems, mainly for diagnosing and treating urological disease. The HIFU division includes sales of Focal One, related consumables and services. The ESWL division includes revenues generated by servicing the existing installed base of the EDAP family of lithotripters. The Distribution division includes the sale of complementary products such as ExactVu 29 MHz micro-ultrasound systems, surgical lasers, and other products from third parties.

Our global strategy is to expand our HIFU activities in the U.S. and worldwide to accelerate Focal One Robotic HIFU adoption. We are also focusing our efforts in the development of HIFU for the treatment of other medical conditions beyond prostate disease. We are leveraging our Distribution and ESWL divisions to help optimize our global development to further support the expansion of our HIFU strategy.

Our three divisions operate in Europe, the Americas, Asia and the rest of the world. Total net sales for the HIFU division (net contributions to total consolidated sales) were €20.6 million, €15.6 million and €9.9 million for 2023, 2022 and 2021, respectively. Those sales are generated in Europe, the United States and the rest of the world, excluding certain countries in Asia, such as Japan, where our HIFU systems are not approved yet. Total net sales for the ESWL division were €9.9 million, €11.6 million and €11.0 million, each for 2023, 2022 and 2021, respectively. Total net sales for the Distribution division were €29.9 million, €27.9 million and €23.1 million, each for 2023, 2022 and 2021, respectively.

See Note 29 to our consolidated financial statements for a breakdown of total sales and revenue during the past three fiscal years by operating division and Item 5, “Operating and Financial Review and Prospects.”

HIFU Division

The HIFU division is engaged in the development, manufacturing and marketing of Focal One robotic systems based on HIFU technology for the minimally invasive treatment of urological and other clinical indications. Our HIFU business is cyclical and generally linked to lengthy hospital decisions and investment processes. Hence, our quarterly revenues are often impacted and fluctuate according to these parameters, generally resulting in higher purchasing activity in the last quarter of the year. The HIFU division contributed €20.6 million to our consolidated net sales during the fiscal year ended December 31, 2023.

HIFU Division Business Overview

As of December 31, 2023, the HIFU division had an active installed base of 107 Focal One systems, including 52 in the U.S.

The HIFU technology developed by this division uses a high-intensity convergent ultrasound beam generated by high power transducers to produce heat. HIFU technology is intended to allow the surgeon to destroy a well-defined area of diseased tissue, without damaging surrounding tissue and organs. This treatment option eliminates the need for incisions, transfusions and overnight hospital stay while minimizing complications.  The Focal One Robotic HIFU system can also be used for patients who are not candidates for conventional surgery or who have failed a radiotherapy treatment regimen.

In addition to selling HIFU systems, the HIFU division also records revenues driven from sales of (i) disposables, (ii) equipment leases (iii)  Revenue-Per-Procedure (“RPP”) and (iv) equipment service contracts.

In certain regions of the world, we offer a HIFU mobile treatment option, which provides access to our Focal One HIFU systems without requiring hospitals and clinics to make an up-front investment in the equipment. Instead, hospitals and clinics perform treatments using these systems and remunerate us on an RPP basis (i.e., based on the number of individual treatments provided). With this model, once the treatment is established in the medical community, a permanent installation may become more attractive, leading to the sale of the Focal One system.

In addition, the HIFU division also generates revenues from net sales of maintenance services associated to our installed Focal One HIFU systems.

HIFU Division Business Strategy

The HIFU division’s business strategy is to capitalize on its deep expertise in HIFU to achieve long-term growth as a leader in the development, manufacturing, marketing and distribution of minimally invasive therapeutic ultrasound systems for urological and other indications. The HIFU division believes that minimally invasive treatments using HIFU could provide an alternative to current more invasive therapies while reducing costs and lowering morbidity.  The key elements of the HIFU division’s strategy are:

●	To Provide Minimally Invasive Solutions to Treat Localized Prostate Cancer using HIFU. Building upon our established position in the urology market, our HIFU division is striving to become the leading provider of our minimally invasive HIFU treatment option for prostate cancer. We believe that there is a large market opportunity due to the increased incidence rate linked to the aging male population. Additional screenings combined with increased testing has led to more patient awareness about prostate cancer and relevant treatment options. We also believe, for patients that fit certain criteria, HIFU could represent an excellent alternative to surgery, external beam radiotherapy, brachytherapy and cryotherapy for the treatment of organ-confined prostate cancer without the cost, in-patient hospitalization and adverse side effects associated with those therapies. With the growing demand for more focused treatments that destroy the tumor only (focal therapy) while continuously controlling the disease, HIFU and its focused approach is well positioned to address this market. The HIFU division intends to achieve this through a direct sales network in the U.S and Europe as well as through selected distributors in the rest of the world. Our strategy is to accelerate Focal One Robotic HIFU adoption in the U.S. now that the technology has a CPT code and an established level 6 reimbursement. We are currently focused on building out our commercial team in order to offer this minimally invasive option to U.S. prostate cancer patients at a broader level to expand our market presence worldwide. Continued investment is key for effective patient and physician education through focused communication and training programs. The HIFU division has built strong clinical credibility based on clinical articles published in peer-reviewed journals.

●	Achieve Long-Term Growth by Expanding HIFU Applications Beyond Prostate Cancer. The HIFU division’s long-term growth strategy is to apply our HIFU technology in the treatment of other medical conditions beyond prostate cancer. The HIFU division is currently developing HIFU for the treatment of endometriosis and is exploring various other applications such as benign prostate hyperplasia and conducting clinical research on treatment of cancer in solid organs such as the liver and pancreas, where HIFU could provide an alternative to current therapies. In 2023, the HIFU division expenses grew by 46% compared to 2022 on research and development (“R&D”) projects to develop HIFU applications beyond prostate cancer. The division is considering increasing levels of R&D spending in 2024 and future years to strengthen its technological leadership in HIFU and expand its application beyond urology.

HIFU Products

Currently, we have commercialized Focal One, an image guided, robotic HIFU system dedicated to delivering focal therapy for the management of prostate cancer. Focal One combines three essential components to efficiently perform a focal treatment of localized prostate cancer: (i) high-quality imaging to localize tumors with the use of imported MRI imaging information combined with real-time ultrasound imaging, (ii) high precision of HIFU treatment focused on the identified target areas and (iii) the ability to provide immediate feedback on the delivery of treatment utilizing contrast-enhanced ultrasound imaging.

HIFU Division Patents and Intellectual Property

As of December 31, 2023, the HIFU division’s patent portfolio contained a total of 33 granted, owned or co-owned patents consisting of seven granted patents in the United States, 10 patents in the European Union, eight patents in Japan and eight patents in China. These patents belong to 10 groups of patents covering technologies related to therapeutic ultrasound principles, systems and associated software.

Additional owned or co-owned patent applications covering certain other aspects of our HIFU technology, including one international patent applications under the Patent Cooperation Treaty, two patent applications in the United States, four patent applications in the European Union, two patent applications in Japan and two patent applications in China, are currently pending before the relevant patent offices.

Our ongoing research and development objectives are to maintain our leadership position in the management of prostate cancer and to extend the HIFU technology to new clinical applications and for future development of new therapeutic ultrasound systems. These research projects are conducted in cooperation and collaboration with the French National Institute for Health and Medical Research (“INSERM”) which gives rise in some cases to the filing of patent applications, followed by the grant of co-owned patents. We have entered into license agreements with INSERM related to certain patents co-owned with INSERM whereby we commit to pay an amount of royalties to INSERM based on a fixed rate of the net revenues generated from the sales of HIFU systems using co-owned patents. Under these agreements, which last for the life of each co-owned patent, we have the exclusive right to the commercial use of the co-owned patents, including the right to out-license such commercial rights. We have an option to obtain an exclusive license from INSERM relating to other patents co-owned with INSERM.

Although we believe that our HIFU patents are valid and should be enforceable against third parties and that our patent applications should, if successfully pursued, result in the issuance of additional enforceable patents, there can be no assurance that any or all these patents or patent applications, if issued, will provide effective protection for the HIFU division’s proprietary rights in such technology. HIFU systems, as they are currently or may in the future be designed, may also be subject to claims of infringement of patents owned by third parties, which could result in an adverse effect on our ability to market HIFU systems. See Item 3, “Risk Factors—Risks relating to Intellectual Property Rights.”

HIFU Division Clinical and Regulatory Status

Clinical and Regulatory Status in Europe

Based on clinical study results, we obtained a CE Marking for Focal One in June 2013, which allowed us to market the Focal One in the European Union and in worldwide territories where CE Marking is required. On March 15, 2023, the European regulation N°2023/607 extended the validity of our Focal One CE certificate until December 31, 2028. Ablatherm systems previously placed on the market are maintained for use according to applicable regulation. The Focal One is the only HIFU system now being commercialized to potential new customers in Europe and territories covered by CE Marking.

Clinical and Regulatory Status in the United States

In November 2015, we received 510(k) clearance from the FDA to market Ablatherm Integrated Imaging HIFU in the U.S. for the ablation of prostate tissue. In October 2017, we were granted a 510(k) clearance for our Ablatherm Fusion system.

On June 7, 2018, based on Ablatherm clearance and European pre-market and post-market clinical data, we obtained FDA 510(k) clearance for our Focal One system.

Clinical and Regulatory Status in Japan

We have initiated discussions with the Japanese authorities (PMDA) on the best process to apply to obtain Japanese approval for our Focal One system. We will need to conduct a clinical trial in Japan to obtain clearance for the Focal One system. The process of requesting approval to market the Focal One in Japan may be long and may never result in the approval to market the Focal One in Japan. See Item 3, “Risk Factors—Our future revenue growth and income depend, among other things, on the success of our HIFU technology” and “— Our clinical trials related to products using HIFU technology may not be successful, and we may not be able to obtain regulatory approvals necessary for commercialization of all of our HIFU products.”

Clinical and Regulatory Status in China

We are currently reviewing our regulatory and market access strategy in China.

Clinical and Regulatory Status in the Rest of the World

The Focal One system is cleared for distribution in Brazil, Canada, Costa Rica, Ecuador, Hong Kong, Israel, Malaysia, Mexico, Morocco, U.K, Russia, Singapore, South Korea Switzerland, Taiwan, and Uruguay.

See Item 3, “Risk Factors—We operate in a highly regulated industry and our future success depends on government regulatory approval of our products, which we may not receive, or which may be delayed for a significant period of time.”

HIFU Clinical Developments

HIFU in Prostate Cancer

The clinical study initiated in 2015 within the scope of “Forfait Innovation” (the “HIFI” Study) and piloted by the French Association of Urology (“AFU”) is aimed at evaluating the reimbursement of HIFU in France. The HIFI Study compares total or sub-total HIFU vs radical prostatectomy (“RP”) as a first line treatment in grade groups (“GG”) <3 localized prostate cancer or as a salvage treatment post radiation. The objectives were to compare oncological efficacy, functional and safety outcomes. The patients’ inclusion period closed on September 30, 2019. The 3,328 patients included in the HIFI Study were followed for 30 months ahead of data analysis and results publication. During that follow-up period, we pursued patient treatments using HIFU under the specific Forfait Innovation coverage process, but these patients were not followed as part of the HIFI Study. In March 2023, the Study Coordinator presented the 30-month final results of the HIFI Study at the European Association of Urology (“EAU”) congress. Primary endpoint showed a 30-month Salvage Treatment-Free Survival (“SFTS”) benefit in favor of HIFU. Secondary endpoints showed better continence and erectile function outcomes after HIFU. Following the completion and analysis of the HIFI Study submitted to the French National Authority for Health (“HAS”), a positive favorable opinion was issued late 2023 to include HIFU as a procedure covered under the national universal health, Social Security system ("Sécurité Sociale"). This favorable opinion relates to HIFU as a primary treatment of intermediate risk localized prostate cancer as well as a salvage option after failed radiotherapy. Based on this positive opinion from the HAS, the French Social Security authorities can now use this recommendation for including HIFU procedures in its next cycle to determine the procedure’s reimbursement rate and the timing for when such reimbursement would go into effect.

In 2017, a clinical study addressing Focal Ablation vs Radical Prostatectomy (“FARP”), sponsored by Oslo University was initiated and aimed at comparing focal ablation and robot-assisted radical prostatectomy for treating patients with unilateral clinically significant prostate cancer. A total of 213 patients were enrolled and randomized to either arm. Patient inclusion was completed in June 2021. According to recent abstracts presented by the Principal Investigator at several major scientific meetings, the rate of treatment failure after two years post procedure in the focal ablation group was found to be non-inferior to that in the radical prostatectomy group. The functional outcomes, in particular the continence rate evaluated with de novo pad use as well as the sexual function evaluated with the International Index of Erectile Function shows a statistically significant superiority in favor of HIFU compared to surgery.

In July 2017, we, together with our academic, scientific and clinical partners, initiated a collaborative project (the “PERFUSE Project”) under the “French National Investment Program for the Future”. The overall objective of the PERFUSE Project is two-fold: (i) to set-up several clinical studies to assess focal therapy using the Focal One system in view of a better understanding of focal therapy in prostate cancer management and, (ii) to prepare a change of paradigm in the treatment of prostate cancer via technical innovations such as focal therapy. The whole project was awarded funding of €8 million over five years. We, as a partner of the PERFUSE Project, are to receive approximately €1.2 million over the period as a non-refundable grant. As of December 31, 2023, we had received a non-refundable grant of €1.0 million.

As part of the PERFUSE Project, several studies were initiated and sponsored by academic partner HCL - Edouard Herriot Hospital. In September 2018, a Phase II multi-centric study was launched to evaluate the efficacy and safety of HIFU focal therapy in patients with intermediate-risk single-lobed prostate cancer (the “FOCALE” study). 172 patients were included in the FOCALE study over 14 centers. The last patient was included in May 2021. Inclusions are now closed, patient follow-up is on-going and last patient follow-up visit is scheduled for October 2025. In October 2018, a Phase III, multi-centric, randomized study was initiated aiming at evaluating the efficacy of focal HIFU versus active surveillance hence reducing the need for radical treatment for low-risk prostate cancer patients (the “HIFUSA” study). As of December 31, 2023, 106 patients have been included within 14 French centers. Patient inclusion is now closed. Patient follow-up is on-going and last patient follow-up visit is scheduled for October 2026.

The majority of academic centers using the Focal One system are collecting data following an Investigational Review Board approval in order to continue building clinical evidence and long-term HIFU outcomes. These various sources of clinical data are a basis for individual sites to present abstracts at regional, national or international conferences and submit manuscripts for peer-review to renown journals and publications. This holds the potential for the FDA, which cleared HIFU for prostate tissue ablation in 2015, to re-evaluate the technology in the future for a prostate cancer indication. Likewise, health insurance reimbursements on a wider scale are also possible with such prospective data collection efforts documenting HIFU data from patients in and out of the U.S.

HIFU for Potential Treatment of Deep Infiltrating Rectal Endometriosis

In 2020, we initiated a Phase II multi-center clinical study in France to further investigate the use of Focal One Robotic HIFU in the treatment of certain types of deep endometriosis situated in the low rectum. The study was completed in September 2022: a total of 60 women were enrolled in the study at four major hospitals in France and assessed over a six-month follow-up period.  The intended endpoint was to evaluate the safety and efficacy of HIFU for this pathology. Data from this study have been analyzed and final results on safety and efficacy were presented in France at the Pari(s) Santé Femmes Gynecology Congress in early 2023 as well as in a plenary session at the European Society for Gynecological Endoscopy Annual Congress in October 2023 and at the American Association of Gynecology Laparoscopists meeting in November 2023.

In 2021, we initiated a long-term follow-up study aimed at including all the 80 patients treated by HIFU for their Rectovaginal endometriosis in the Phase I and II studies. During this study, we will evaluate the quality of life and the symptom levels of the patients up to five years after their HIFU treatment. As of December 31, 2023, 57 patients have accepted to be included in the follow-up study.

In late 2022, we received approval from the French authorities to initiate a Phase III randomized, controlled clinical trial evaluating Focal One HIFU as a potential treatment for deep infiltrating endometriosis. This study is a level 1 multi-center, double blind, randomized, controlled clinical trial. HIFU treatment will be compared to a sham treatment. The study will enroll 60 patients across nine centers in France, with 30 patients randomized to each group. The primary efficacy endpoint is acute pelvic pain evolution three months post procedure. At the conclusion of the study, patients in the sham group will be offered HIFU treatment. As of December 31, 2023, 57 patients have been included in the follow-up study.

HIFU for Potential Treatment of Benign Prostatic Hyperplasia

In 2021, we initiated a mono-centric Phase I study to investigate the feasibility of Benign Prostatic Hyperplasia (“BPH”) HIFU treatment with a Focal One system. A total of nine patients were treated, and the treatment safety was evaluated at three months after HIFU treatment. The first patient was included in this study in March 2022. As for December 31, 2023, nine patients have been enrolled and treated.

HIFU for Potential Treatment of Solid Organ Tumor Ablation Within the Pancreas and Liver Tumors

The Company leveraged the efforts, knowledge and assets resulting from earlier technology developments  for the ablation of tissue to further evaluate HIFU technology and approach as a solution for patients with localized tumors of the liver and pancreas.

As part of a cooperation with Centre Leon Bérard, Lyon, France, we will initiate a phase I-II study to evaluate the safety and tolerance of intraoperative HIFU treatment in pancreatic tumors, including 26 patients.

HIFU Clinical Publications

To date, clinical results related to our Robotic HIFU systems have been published in renowned peer-reviewed journals.

Prostate cancer publications

In January 2021, Dr. Castilho Borges et al. from Institut Mutualiste Montsouris, Paris, published in the Journal of Urology their results on 300 patients, a study in which the results compare the impact on functional results (Sexual Function and Urinary Continence) in two groups of patients: 195 patients in Focal Treatment (FT) versus 105 patients in the Whole Gland (WGT) Ablation treatment for Prostate Cancer. In conclusion, FT is associated with better functional outcomes, with an earlier urinary continence recovery, and better sexual function at three and 12 months. Moreover, the morbidity associated with FT is substantially lower than that related to WGT.

In February 2022, Hong et al., from Seoul National University Bundang Hospital, Korea, published in the Journal of Society Urological Oncology their results on their retrospective study on 163 patients who underwent Partial Gland HIFU Ablation (PGA) by Focal One with a median follow up period of 17 months. The results concluded that the PGA with HIFU was safe and showed good preservation of functional outcomes as well as satisfactory oncological control.

In October 2022, De Luca et al., from San Luigi Gonzaga University Hospital, Italy published in the Minerva Urology and Nephrology journal their results on their prospective study on 100 patients with low to intermediate-risk prostate cancer that received customized HIFU ablation by Focal One with 12 months of follow up: 15 patients underwent total ablation, 50 patients hemi-ablation and 35 patients focal ablation. Control biopsy at 12 months of the HIFU-treated zone was negative in 80% for total ablation, 84% for partial and 80% for focal ablation with in-field reoccurrence being less than 10% after hemi-ablation. Patients had postoperative excellent quality of life with lower rate of irritative symptoms and negligible impact on voiding and erectile function scores. 100% of patients that received focal and partial HIFU ablation retained potency.

In December 2022, Jung G, et al., from Seoul National University Bundang Hospital, Korea, published in the journal of Prostate International their results on their propensity score-matched retrospective study on 685 patients who underwent PGA using HIFU with Focal One (137 patients) versus Robot-Assisted Radical Prostatectomy (548 patients) with a median follow-up period of 22 months. The authors confirmed that PGA HIFU preserves urinary and erectile functions, with a slight/minor loss of efficiency, which remained however very satisfactory (80% success rate efficacy). The results concluded that 5.8% underwent salvage treatment with postoperative incontinence and erectile dysfunction being more favourable in PGA compared to Robot-Assisted Radical Prostatectomy.

In July 2023, Mattlet et al, from University of Brussels, Brussels, Belgium published their results in The Prostate Journal from a retrospective analysis on 178 patients that underwent HIFU with Ablatherm (2001-2015) and Focal One (2005-2021). 12% of patients included in the study received neoadjuvant ADT. Patients received customized ablation based on lesion location with 52% of patients receiving hemi-ablation. Treatment free survival and failure free survival were 89% and 98% respectively, at 60 months without Huber et al criteria. However, for patients with Huber et al. criteria, 23% of patients had treatment failure at 26 months . Therefore, the Huber et al. criteria was found accurate to predict the need for additional treatment.

In September 2023, Debard C et Al., from CHU de Pellegrin, Bordeaux, France published in the journal of Progrès en urologie their results on their retrospective and multicenter study on 137 patients with low- or intermediate-risk localized prostate cancer treated with Focal One. 70% of patients had clinical stage T2, 64% had an ISUP score of 2 or 3 on initial biopsies and 61% were treated with “targeted” ablation. According to the authors, the selection of patients treated with focal therapy is a key point for the success of the technique and the inclusion criteria that varied according to the studies. The authors conclude: “Our results are in agreement with those of the literature, seeming to indicate a lower morbidity of the focal treatment by HIFU compared to the radical treatments while offering an acceptable oncological control.”

In October 2023, Kaufmann B et al., published in the British Journal of Urology (BJUI) their results on a study aiming at assessing the oncological and functional outcomes of HIFU in treating low to intermediate risk prostate cancer a 3-year prospective study was undertaken using rigid post-ablation saturation biopsies. Patients with either low (6.6%) or intermediate (93%) risk prostate cancer underwent focal ablation around the lesion(s) of interest. All patients had transperineal template saturation biopsy (>20 cores) in-conjunction with MRI guided fusion biopsy. Over half the patient underwent follow up biopsy. Failure-Free Survival (PROMIS) and Salvage-Free Survival at 36 months was 65% and 81% respectively. They concluded that Focal HIFU treatment for localized prostate cancer (“PCa”) shows excellent functional outcomes with half of the patients remaining cancer-free after three years. In-field recurrence (GG2 disease or higher) rate is as follows 18%, 18%, and 17% at six, 12, and 36 months, respectively. Urinary and sexual function remained un-changed per the Expanded Prostate Cancer Index Composite. In their conclusions, the authors stated that “Whole-gland treatment was avoided in 81% of patients. Early follow-up biopsies are crucial to change or continue the treatment modality at the right time, while the use of MRI and PSA in detecting PCa recurrence is uncertain.”

In November 2023, Mala KS, et al., from Berlin Charité University Medicine, Germany, published in the Journal of the Clinical Medicine their results on their retrospective study on 57 patients with localized PCa using HIFU with Focal One. HIFU treatment was performed as focal, partial, or hemi ablative, depending on the prior histopathology. Out of 26 men that received biopsy eight (15.8%) had in-field reoccurrence. The rate of post-HIFU complications was low, at 19.3%. Continence was preserved and erectile function was comparatively better than with radical prostatectomy. The study concluded that HIFU as a therapy option for nonmetastatic, significant prostate cancer is effective in the short term for carefully selected patients and shows a low risk of adverse events and side effects.

In November 2023, Rischman P. et al. published in the Progrès en Urologie, their results on salvage HIFU for local recurrence after first-line radiotherapy in 531 patients. This HIFI-2 study was developed as part of the “Forfait Innovation” program to evaluate the efficacy and safety of HIFU in the salvage treatment of localized PCa after failure of first-line radiotherapy (RT). This is a prospective, multicenter, open-label study within the framework of the Forfait Innovation program, promoted by the AFU. Thirty months after post-RT salvage HIFU, 72% of patients were spared Hormonal Treatment. Pre-therapy PSA and Gleason score data suggest a better outcome (up to 85% HT-free survival at 30 months) when, in the presence of biological recurrence after radiotherapy, a recommendation is made for earlier management.

Endometriosis publications

In September 2020, Philip CA et al, from Croix Rousse Hospital, Lyon, France, published in Ultrasound Obstetric Gynecology journal, the results of the treatment of 20 patients with deep recto vaginal endometriosis using Focal One HIFU. This EDAP-sponsored study is the first one on the use of HIFU in this indication. The authors reported very promising results with low morbidity and significant efficiency on intestinal and gynecological symptoms as well as in the quality of life.

Pancreas publications

In December 2021, Cilleros et al. from EDAP and Labtau, INSERM and Centre Leon Bérard, Lyon, published in the journal Cancers positive pre-clinical results using intraoperative HIFU ablation of the pancreas in view of assessing the feasibility HIFU in the pancreas under Doppler guidance to treat the pancreatic parenchyma and tissues surrounding the superior mesenteric vessels in vivo in an animal model.

HIFU Division Market Potential

Prostate cancer is currently the first (in terms of newly diagnosed cases) and second (in terms of number of deaths) as the most common form of cancer amongt men in many populations. In the United States, the American Cancer Society estimates the number of new prostate cancers to be diagnosed for 2024 to be approximately 299,010, of which approximately 70% are diagnosed with localized stage prostate cancer. Additionally, the HIFU division estimates, based on figures provided by the World Health Organization that the worldwide incidence of localized prostate cancer is approximately twice this U.S. figure. A more effective diagnostic method for prostate cancer, the PSA test, has increased public awareness of the disease in developed countries since its introduction. PSA levels jump sharply when cancer is present. Prostate cancer is an age-related disease, and its incidence in developed countries is expected to increase as the population ages.

According to the Focused Ultrasound Society, HIFU has the potential to transform the treatment of a variety of serious medical conditions. All indicators point toward the evolution of this platform technology into a robust medical field, including numerous medical conditions, including cardiovascular, neurological, urological or women’s health. We decided to focus on developing HIFU for targeted medical conditions. The expansion of the use of HIFU to other areas of treatment will require a significant investment in research and development, an investment that we intend to accelerate as acceptance of HIFU as a treatment for localized prostate cancer is gaining grounds in the medical community.

The endorectal approach currently delivered by the Focal One Robotic HIFU system, could benefit patients with rectal endometriosis. The European Society of Human Reproduction and Embryology estimates that endometriosis  affects approximately 10% of women of reproductive age. Among them, 5-12% are affected by digestive endometriosis, of which  90% suffer from infiltration of the rectum. As such, we estimate that 1% of the women of reproductive age could possibly benefit from a minimally invasive HIFU treatment.

HIFU Reimbursement Status

In the United States, following the American Medical Association’s (“AMA”) decision to establish a new Category 1 CPT code for the ablation of malignant prostate tissue with transrectal HIFU technology, CMS finalized payment rules for hospitals, facilities, and physicians that facilitates coverage and reimbursement, effective January 1, 2021. U.S. private insurers are continuing to evaluate and advance coverage and payment policies related to HIFU procedures for prostate cancer patients. We have engaged Medical Technology Partners (MTP) and Argenta Advisors, two leading reimbursement consultancies, to support us in reimbursement analysis and strategies.

On the hospital payment side, the 2023 final rule upgraded the HIFU procedure from Level 5 Urology Ambulatory Payment Classification (“APC”) in 2022 to Level 6 in 2023. The 2024 final rule maintained the APC  6 payment level. This translates into reimbursement to a hospital performing a HIFU procedure on a Medicare patient to $8,777 per procedure as a national average, adjusted locally based on the wage index, compared to the previous level of approximately $4,500 in 2022. The CMS will continue to update payment rates for hospitals on a yearly basis as part of the OPPS Rulemaking.

On the physician payment side, CMS first established a payment to physicians performing a HIFU procedure in the U.S. in 2021. The AMA has created a Current Procedure Terminology code and CMS has set the work Relative Value Units for a physician performing a HIFU procedure at 17.73. In the 2024 Final Rule of the Physician Fee Schedule, CMS has set the total facility Relative Value Units (“RVUs”) at 29.21. This translates to an average payment of $956 for a urologist performing a HIFU procedure on a Medicare patient in a facility setting in 2024. As a reference, a comparable established minimally invasive therapy for prostate cancer, cryotherapy, yields 22.84 total facility RVUs, which translates to $748 for the urologist under the same setting and patient conditions in 2024. A radical prostatectomy would grant the urologist 34.83 total facility RVUs, which translates to a Medicare payment of $1,140, or 35.53 total facility RVUs and $1,163 if performed laparoscopically or robotically. Of note, CMS has finalized an 18% reduction for the physician payment for a robotic prostatectomy in 2023 compared to 2022, significantly reducing the difference between this procedure and HIFU in terms of physician payment.

In the European Union, there is no harmonized procedure for obtaining reimbursement and, consequently, we must seek reimbursement in each Member State. Procedures performed with our HIFU systems are not reimbursed in the European Union except in Italy, Germany, the United Kingdom (where procedures are partially reimbursed by either public healthcare systems or private insurers), Switzerland and France under certain conditions. In 2014, the French healthcare government authorities announced the reimbursement of prostate cancer treatment procedures using HIFU as part of a specific process (Forfait Innovation) to further validate breakthrough therapies and to accelerate their related reimbursement process based on clinical trials and data registries. As part of the Forfait Innovation, patients were included in the HIFI Study sponsored by the French Association of Urology.  Results and analysis of the study were submitted to the HAS and a positive favorable opinion was issued late 2023 to include HIFU as a procedure covered under the national universal health system. More specially, the favorable opinion relates to HIFU as a primary treatment of intermediate risk localized prostate cancer as well as a salvage option after failed radiotherapy. Based on this positive opinion from the HAS, the French Social Security authorities can now use this recommendation for including HIFU procedures in its next cycle to determine the procedure’s reimbursement rate and the timing for when such reimbursement would go into effect.

HIFU Competition

Current therapies for prostate cancer commonly carry side effects that can seriously affect a patient’s quality of life. One of the standard treatments for prostate cancer is radical prostatectomy (surgery), which involves the surgical removal of the entire prostate gland. Radical prostatectomy may require a hospital stay and additional recovery time, usually with catheterization, and may result in urinary incontinence and impotence. Robotic nerve-sparing radical prostatectomy has been developed to reduce the invasiveness of this surgery. However, this procedure is still associated with the morbidity of surgery which requires ligating, cutting, suturing, and dissection of tissue commonly leading to blood loss.  Other therapies for localized prostate cancer include brachytherapy, external beam radiation therapy, and cryotherapy.

Our robotic HIFU systems compete with all current treatments for localized tumors, which include surgery, brachytherapy, radiotherapy, and cryotherapy. We believe that HIFU is a cost effective optimal treatment option for qualifying patients seeking to manage their cancer with minimal side effects.

We also believe that Focal One is well positioned to address the growing demand for focal therapy of localized prostate cancer as compared to the radical treatments of surgery or radiation. “Focal” treatment (also known as “partial” or “zonal” treatment, as opposed to “radical” or “total” treatment) with Focal One provides an effective and accurate ablative treatment while preserving patient quality of life.

Other companies are working with HIFU for the minimally invasive treatment of tumors. See Item 3, “Risk Factors—Competition in the markets in which we operate is intense and is expected to increase in the future, and there is a substantial risk our products or service offerings could become obsolete or uncompetitive.”

Certain existing and potential competitors of our HIFU division may have more financial resources to invest in research and development, sales, marketing, and personnel resources than us and may have more experience manufacturing and supporting new products. We believe that an important factor in the potential future market for HIFU treatments will be the ability to make substantial investments in research and development required to advance the technology beyond the treatment of prostate cancer. These future investments are wholly dependent on the successful acceptance of the system for the treatment of prostate cancer.

Other companies working with HIFU technology for the minimally invasive treatment of tumors include Sonablate Corporation, a U.S. company that markets the Sonablate® system for the ablation of prostatic tissue. Sonablate received de novo clearance from the FDA for commercialization in the U.S. in October 2015. Profound Medical, a Canadian company, holds FDA clearances for transurethral ultrasound ablation for prostate tissue. Insightec, an Israeli private company has developed a system using HIFU technology to treat uterine fibroids, painful bone tumors, brain disorders and ablate prostate tissue; this latter intended use was cleared by the FDA in December 2021. Theraclion, a French company licensed by EDAP to use certain of our HIFU patents, is currently marketing the Echopulse HIFU system to treat benign thyroid nodules, benign breast masses and varicose veins. Haifu, a Chinese company, is developing HIFU products addressing various types of cancers.

HIFU Division Sales and Distribution of Products

The HIFU division markets and sells its products through our own direct marketing and sales channels as well as through select third-party distributors and agents in several countries. Using our direct subsidiaries or representative offices network, the HIFU division maintains a direct marketing and sales force in the United States, France, Germany, Malaysia and South Korea, which currently represent its largest HIFU markets. Additionally, the HIFU division markets and sells its products through our network of distribution partners in the rest of Europe, Latin America, Middle East, Asia and Southeast Asia.

The HIFU division’s customers are located worldwide and have included academic, public,  and private hospitals as well as urology clinics. No single customer of the HIFU division represents a significant portion of the division’s installed base.

The HIFU division’s marketing efforts currently include the development of marketing resources, activities, and training programs for urologists as well as via traditional, digital and social media programs educating patients on the availability of HIFU technology to treat localized prostate cancer.

ESWL Division

The ESWL lithotripsy division is engaged in marketing and servicing our installed base of Sonolith lithotripters. The ESWL division contributed €9.9 million to our consolidated net sales during the fiscal year ended December 31, 2023.

ESWL Division Business Overview

The ESWL division’s business consists of producing and marketing lithotripters for the treatment of urinary tract stones. ESWL uses extracorporeal shockwaves, focused at a urinary stone within the human body to fragment it into smaller pieces. This technology allows natural elimination of stone fragments and prevents the need for more invasive options including incisions, transfusions, general anesthesia, and the potential for related complications. The ESWL division currently markets one lithotripter model: the Sonolith i-move and maintains several previous generations of lithotripters that include, but are not limited to, the Sonolith i-sys and Sonolith Praktis. As of December 31, 2023, the ESWL division maintained or otherwise serviced 538 Sonolith lithotripters.

ESWL Division Business Strategy

The business strategy for the ESWL division is to capitalize on its expertise in ESWL and its position in urology to maintain our lithotripsy sale of Sonolith i-move and service activity on our existing installed base of ESWL lithotripters.

ESWL Division Products

The ESWL division manufactures its lithotripsy systems, the Sonolith i-move, at our manufacturing facility in Vaulx-en-Velin, France.

The Sonolith i-move relies on electroconductive technology for shockwave generation. The ESWL division’s customers are located worldwide and have historically been principally large hospitals, urology clinics and research institutions. The Sonolith i-move offers a wide range of configurations to suit various budgets and various local market needs. This technology incorporates the Visio-Track ultrasound stone localization system: a unique three-dimensional virtual system that uses infrared stereovision proprietary and patented technology to guide the treatment robotically.

The ESWL division also sells disposable accessories for lithotripters and electrodes for the Sonolith line, which need to be replaced approximately every ten treatments.

ESWL Division Patents and Intellectual Property

As of December 31, 2023, the ESWL division’s patent portfolio includes six granted owned and or co-owned patents consisting of one in the United States, four in the European Union and one in Japan.

These patents belong to four groups of patents covering technologies relating to ESWL systems and associated software capabilities. The ESWL division’s patents cover both piezoelectric and electroconductive technologies associated with the ESWL generator, localization systems and system design.

ESWL Division Regulatory Status

The Sonolith i-move is cleared and available for commercial distribution in the European Union, Colombia, Costa Rica, Ecuador, Indonesia, Japan, Malaysia, Mexico, Myanmar, Peru, Russia, Saudi Arabia, Serbia, South Korea, Sudan, Switzerland, Taiwan, United Kingdom, United States and Vietnam.

The ESWL division continues to provide disposables, replacement parts and services for the current installed base of Sonolith Praktis, Sonolith Vision and Sonolith i-sys even though we have discontinued the manufacturing of these machines several years ago.

ESWL Division Market Potential

We estimate that roughly 12% of the world population suffers from kidney or ureteric stones during their lifetime. Although urinary calculi may be eliminated naturally by the body, natural elimination is frequently accompanied by considerable pain and very often by serious complications, such as obstruction and infection of the urinary tract.

ESWL consists of fragmenting calculi within the body using extracorporeal shockwaves without any surgery. The market for lithotripters is mature and has become primarily a replacement and service and maintenance market in most of the world. We believe that companies with a large installed base of ESWL lithotripters can be successful in maintaining a recurring revenue stream from maintenance contracts, parts and consumables. We intend to capitalize on our share of the installed base of ESWL systems for this recurring revenue.  Several geographical opportunities remain in under-equipped countries and in some countries where the national health system strategy is under review for capital equipment at hospitals and clinics. ESWL products are currently facing competition from lower priced stone laser systems. To remain competitive, over the past few years we have integrated stone laser products into our stone management product portfolio in select markets.

We expect the ESWL division to continue to contribute to the financial results with revenues from consumables and maintenance contracts despite the mature nature of this market. See Item 5, “Operating and Financial Review and Prospects.”

ESWL Division Competition

The ESWL market is characterized by severe price competition among manufacturers. As a consequence, the average unit price of ESWL lithotripters has declined in recent years. The ESWL division expects this trend to continue. See Item 5, “Operating and Financial Review and Prospects.” The ESWL division’s major competitors in developed countries are Wolf, Storz Medical and Dornier Medtech.

ESWL Division Sales and Distribution of Products

The ESWL division markets, sells and services its products through our direct sales and service platform in France, Germany, Japan, South Korea, and Malaysia. The ESWL division also markets its products through agents and third-party distributors in several other countries.

The ESWL division’s customers are located worldwide and have historically been mainly public and private hospitals and urology clinics. We believe that the division’s customer base provides it with excellent access to the urological community and enables to continue marketing its ESWL products under satisfactory conditions.

No single customer of the ESWL division represents a significant portion of the division’s installed base. The ESWL division’s marketing efforts include the organization of training programs for urologists worldwide.

Distribution Division

The Distribution division is engaged in the marketing, distribution and servicing of products complementary to the rest of our product portfolio such as micro-ultrasound systems, lasers and other medical products from third party manufacturers. The Distribution division contributed €29.9 million to our consolidated net sales during the fiscal year ended December 31, 2023.

Distribution Division Business Strategy

The Distribution division’s business strategy is to generate revenues from the marketing and distribution of medical devices for the minimally invasive diagnosis or treatment of urological disorders and other various clinical indications. These products include the ExactVu 29 MHz Micro-ultrasound system and advanced surgical lasers from various companies. The Distribution division also generates revenues from system leases, as well as from the sale of disposables, spare parts and maintenance contracts for equipment sold under the Distribution division.

We have engaged in exclusive distribution agreements with third parties to distribute and service their products in certain territories, under specific conditions.

The Distribution division strategy includes the distribution of products that bring synergies and are complementary to our existing internally developed technologies. In May 2020, we signed an exclusive worldwide distribution agreement with Exact Imaging Inc. a Canadian company and developer of high-resolution micro-ultrasound imaging technologies. In December 2023, we renewed this agreement.  Under the terms of the agreement, we market the ExactVu micro-ultrasound diagnostic systems alongside our Focal One. ExactVu Micro-ultrasound technology complements the Focal One Robotic HIFU technology. ExactVu offers advanced technology for performing biopsies and diagnosing prostate cancer. By marketing the two technologies, EDAP offers urologists a complete solution for focal prostate cancer management, with full autonomy and capabilities from diagnosis to treatment.

Distribution Division Products

The Distribution division distributes the ExactVu system. Like Magnetic Resonance Imaging (“MRI”), it allows urologists to visualize and locate suspicious regions within the prostate and target biopsies in real time. The ExactVu system also includes FusionVu. In cases where an MRI of the prostate is available, FusionVu allows for the quick import, alignment and targeting of MRI-identified lesions. After the MRI image is imported via FusionVu, ExactVu’s 70 micron, real-time resolution allows physicians to precisely target lesions.

The Distribution division distributes in France Lumenis® Holmium lasers for Holmium Enucleation of the Prostate  marketed by Boston Scientific under an exclusive agreement. Lumenis Pulse™ lasers with Moses™ technology is a patent-protected pulse delivery technology that remarkably improves energy transmission, resulting in more efficient lithotripsy and BPH treatments compared to the regular laser. Our distribution contract with Boston Scientific expires on December 31, 2024. The Distribution division also exclusively markets various Quanta Laser Systems in Japan. Our distribution contract in Japan expires in December 2024.

The Distribution division, through our Japanese subsidiary, exclusively distributes urology products of Laborie Medical Technologies (“Laborie”), including Urodynamic equipment, Uroflow, and a range of disposable products in Japan. The Distribution contract with Laborie expires on March 31, 2024. Laborie is the world leader of Urodynamic systems and disposables which are used by urologists and gynecologists to diagnose lower urinary tract functions. Our Japanese subsidiary also distributes X-ray imaging systems for the diagnosis of musculoskeletal pathologies and orthopedic surgical care in Japan on behalf of EOS Imaging. Our Japanese also exclusively distributes urology accessories on behalf of Rocamed and Hugemed in Japan.

Manufacturing

Our current manufacturing operations consist of assembling medical products in our facility, which is FDA-registered and certified under international ISO 13485: 2016 standard and MDSAP program. We manufacture our own products through our operational subsidiary, EDAP TMS France.

We perform final assembly and quality control processes and maintain production standards. We purchase most of the components used in our products from several suppliers, but for some components of our products, we rely on a single source. Most of our components are secured by contract or dual sourcing manufacturing strategies. Furthermore, we conduct regular quality audits of suppliers’ manufacturing facilities. Our principal suppliers are located in France, Germany, Denmark and the United States. To date, our procurement and manufacturing strategy has not led to any material impacts on our ability to deliver systems and services to our customers. Management believes that the relationships with our suppliers at the current time are good.

Suppliers provide us with some key materials and components which can expose us to the risk of a supply shortage, obsolescence or interruption if these suppliers are unable to manufacture our products in line with our quality standards or encounter other challenges.  We recently renegotiated a supply agreement with a key supplier of ultrasound components for our HIFU systems as prices increased dramatically following a major shift in our supplier’s marketing strategy. We are constantly developing alternative options to maintain our product offering, while considering regulatory and cost constraints. We also have experienced difficulties in obtaining some materials or components used in our systems, including electronic parts, computers, plastics, mechanical parts due to supply shortage directly linked to logistics challenges as well as Asian manufacturing plants’ capacity constraints. In order to address these risks, we have put in place safety stock and have modified our order management for long lead time critical components. See Item 3. “Risk Factors—Worldwide contagious, epidemic diseases may impact our international activities and could have a material adverse effect on our business, results of operations and financial condition.”

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

Property and Equipment

We have one main facility, which is in Vaulx-en-Velin, near Lyon, France. The premises comprise 4,150 square meters and are leased to us under a renewable ten-year commercial lease agreement which became effective on July 1, 2015. At the current time, we are still evaluating whether to renew the lease in 2025 or not. We use this facility to manufacture our medical device systems and consumables. We believe the terms of the lease reflect current market rates. We are not aware of any environmental issues that could affect utilization of the facility.

In addition, we lease office and/or warehouse facilities in Kuala Lumpur (Malaysia), Flensburg (Germany), Austin, Texas and Los Altos, California (U.S.), Seoul (South Korea), Fukuoka, Osaka, Sapporo and Tokyo (Japan). Our representative office in Moscow (Russia) was closed in early 2023.

Government Regulation

Government regulation in our major markets, particularly the United States, the European Union and Japan, is a significant factor in the development and marketing of our products and in our ongoing research and development activities. Our products and operations are subject to regulation by the FDA and countries where we market our products.  We must meet the requirements governing the design, manufacture, sourcing, testing, certification, packaging, installation, use, and disposal (including recycling) of our products. See Item 3, “Risk Factors—Risks Related to Government Regulations.”

Regulation in the United States

Our products are regulated in the United States by the FDA under several statutes including the Federal Food, Drug and Cosmetic Act (FDC Act). Pursuant to the FDC Act, the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution, sale, marketing, advertising and promotion of medical devices in the United States. Medical devices are classified in the United States into one of three classes - Class I, II or III - based on the controls reasonably necessary to ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can be ensured through general controls, such as establishment registration, medical device listing, FDA-mandated CGMP and labeling. Most Class I devices are exempt from premarket notification (510(k)). Class II devices are those whose safety and effectiveness can reasonably be ensured using general controls and “special controls”, such as special labeling requirements, mandatory performance standards, and post-market surveillance. Class II medical devices typically require 510(k) submission and clearance based on a demonstration of substantial equivalence to an identified predicate device. A successful 510(k) may also require the submission of clinical data as part of the 510(k) for some Class II devices. For novel devices that present low to moderate risk but where there is no suitable predicate device to support a standard 510(k) submission, the FDA has what is known as the De Novo process. Class III devices are those that require submission of a pre-market approval (PMA) application by the FDA to ensure their safety and effectiveness. The PMA process is expensive and often lengthy, typically requiring several years, and may not necessarily result in approval. The manufacturer or the distributor of the device must obtain an IDE approval from the FDA before commencing human clinical trials in the United States in support of the PMA. Some newer PMA devices must also go before an advisory committee before FDA approval. Our lithotripsy range of Sonolith i-move products is now classified by the FDA as Class II devices. Our Ablatherm and Focal One HIFU devices are also classified as Class II.

The FDC Act also regulates quality and manufacturing procedures by requiring us to demonstrate and maintain compliance with current Quality System Regulations (QSR). We believe our manufacturing facilities follow the requirements of the QSR. There are also certain requirements of state, local and foreign governments which must be complied with in the manufacturing and marketing of our products. We believe that the manufacturing and quality control procedures we employ meet the requirements of these regulations.

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

In 2017, the European Union enacted the new Medical Device Regulation (“MDR”). Manufacturers with currently approved medical devices in their portfolio had an initial transition time of three years, i.e. until May 26, 2020, to meet new MDR requirements. The transition period was extended to four years, i.e. until May 26, 2021, due to COVID-19 pandemic context. An amendment to modify the transitional provisions has been adopted. The schedule is defined based on the MDR classification of devices with a updated application date of December 31, 2028. The extension of the period during which the devices can be placed on the market is subject to certain terms and conditions. To benefit from the new provisions, the manufacturer must implement and maintain a Quality Management System that complies with MDR requirements before May 26, 2024. This MDR introduces substantial changes to the way medical device manufacturers bring their devices to the European market and how they maintain compliance throughout the product’s life cycle. This MDR will replace the EU’s current Medical Device Directive (93/42/EEC) (MDD). We are currently updating our organization and quality system as well as our product development to be able to handle the MDR enforcement within the expected timelines for our existing devices ranges and the devices under development. We have implemented regulatory actions to ensure our devices can be marketed in the European and international markets to conform to this MDR, if applicable.

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

Pursuant to the MDD and MDR, medical devices are classified into different classes based on their invasiveness and the duration of their use. This classification serves as a basis for determining the conformity assessment procedures that apply to medical devices that are eligible to receive a CE Mark. The conformity assessment procedures for Class I devices can be carried out, generally, under the sole responsibility of the manufacturer, while for devices of other classes, the involvement of a notified body is required. The extent of the involvement of such a body in the development and manufacturing of a device varies according to the class under which it falls, with Class III devices being subject to the greatest degree of supervision. All of the devices currently marketed by us are Class I, IIa and IIb devices.

Regulation in Japan

The import and sales of medical devices in Japan is regulated by the Japanese Ministry of Health, Labor and Welfare (MHLW). Our Japanese subsidiary has obtained a license as the “Marketing Authorization Holder” as well as specific marketing approvals to import and market our products in Japan. Our Japanese subsidiary is also operating as a “Designated Marketing Authorization Holder” on behalf of some companies to market their products in the Japanese Territory. The MHLW also administers various national health insurance programs to which each Japanese citizen is required to subscribe. These programs cover, among other things, the cost of medical devices used in operations. The MHLW establishes a list of reimbursable prices applicable to certain medical devices under the national health insurance programs. Until a new device is included in this list,  its costs are not covered by the programs. The Sonolith Praktis, the Sonolith Vision, the Sonolith i-sys and the Sonolith i-move are all included on the MHLW’s list for reimbursement.

Human Capital

Overview

As of December 31, 2023, we had 307 employees. We have never experienced a work stoppage or interruption due to labor disputes. We believe our relations with our employees are good.

Employee Talent and Retention

Our business and future operating results are dependent upon the continued contributions of our senior management and other key personnel with medical device experience. Our ability to continue to attract and retain qualified management, operations, processing, marketing, sales, and support personnel for our operations is important to our continued success.

We have programs and processes in place to help ensure that our compensation, benefits programs, and work environment attract and retain such personnel, and we strive to enhance those programs and processes to respond to the increasingly competitive market for talent. We also strive to offer competitive equitable pay, comprehensive benefits, and services that retain and meet the varying needs of our employees. The main purpose of our equity and cash incentive plans and non-officer incentive plans are to attract, retain, motivate, and reward our employees.

Culture

Fostering and maintaining a strong and collaborative culture is a key component of our strategy. We also have policies that instill a commitment to ethical behavior and legal compliance across our company. Employees are encouraged to approach their managers if they believe violations of policies have occurred. Employees may also report any such violations confidentially and anonymously through our whistleblower policy.

Diversity and Inclusion

We believe that a culture of diversity and inclusion enables us to create, develop, and fully leverage the strengths of our workforce to achieve our business objectives. We strive to provide equal opportunity to all applicants and employees, including those from diverse backgrounds. We believe that bringing together different perspectives and experiences is fundamental to our future growth and success.

Training and Development

We provide internal training and development programs to employees globally. Such programs include leadership development, office safety, ethics, and various skill-based training programs.

Health and Safety

Protecting the health, safety, and well-being of our employees around the world is a top priority. Throughout the COVID-19 pandemic, we enhanced our focus on the health and safety of our employees by implementing and enforcing certain COVID-related safety protocols. We provided employees with protective equipment, required the wearing of masks, increased cleaning procedures, provided cleaning supplies, implemented remote work where possible, enhanced our IT systems to facilitate remote work, and improved our cybersecurity protocols. While a number of these protocols were lessened or eliminated upon the waning of the COVID-19 pandemic, we continue to look for opportunities to provide a safer, healthier, work environment for our employees.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2023 and 2022 is based on, and should be read in conjunction with, our consolidated financial statements and the notes thereto included in Item 18, “Financial Statements.” The consolidated financial statements have been prepared in accordance with U.S. GAAP.

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

Sales of goods have historically been comprised of net sales of medical devices (HIFU devices, ESWL lithotripters and other third-parties devices) and net sales of disposables (mostly Focalpaks in the HIFU division, electrodes in the ESWL division and disposables from third-parties’ devices marketing by the Distribution division). The sale price of our medical devices is subject to variation based on a number of factors, including market competition, warranties and payment terms. Consequently, a particular sale of a medical device may, depending on its terms, result in significant fluctuations in the average unit sale price of the product for a given period, which may not be indicative of a market trend.

Sales of RPP and leases mainly include the revenues recording in the HIFU division from the sale of Focal One treatment procedures and from the leasing Focal One devices or treatment probes. We provide Focal One systems to clinics and hospitals for free for a limited period, rather than selling the systems. These hospitals and clinics perform treatments using the systems and usually pay us based on the number of individual treatments provided. With this business model, the hospital or clinic does not make an initial investment until the increase in patient demand justifies the purchase of a HIFU device. Consequently, we are able to make Focal One treatments available to a larger number of hospitals and clinics, which we believe should serve to create more long-term interest in the product. Compared to the sale of systems, this business model initially generates a smaller, although more predictable stream of revenue and, if successful, should lead to more purchases of Focal One systems by hospitals and clinics in the long term.

Regarding sales of lithotripters as recorded in our ESWL division, we believe that the market for ESWL lithotripters is mature and has become primarily a replacement and maintenance market, with intense competition. As a result, we expect total market volumes for our ESWL division to remain stable in the foreseeable future. In addition, following the discontinuation of our Sonolith i-sys lithotripter in 2020 and of our developments in lithotripsy, including the development of our Endo-UP platform, our ESWL revenues will be mainly stemming from sales of Sonolith i-move lithotripters as well as revenues from sales of maintenance contracts and spare parts.

Revenues recorded in our Distribution division include sales of complementary products such as lasers, micro-ultrasound systems and other products from third parties, including the associated disposables and maintenance contracts.

Sales of spare parts and services include revenues arising from maintenance services furnished by us for the installed base of ESWL lithotripters, HIFU systems and complementary products from third parties.

We derive a significant portion of both net sales of medical devices and disposables and net sales of spare parts and services from our operations in Asia, through our wholly-owned subsidiaries or representative offices in Japan (Edap Technomed Co. Ltd), Malaysia (Edap Technomed Sdh Bhd) and South Korea (Edap Technomed Korea). Net sales derived from our operations in Asia represented 30% of our total consolidated net sales in 2023. Net sales of goods in Asia represented 33% of such sales in 2023 and consisted mainly of sales of urology devices and disposables. Net sales of spare parts, supplies and services in Asia represented 33% of such sales in 2023 and related primarily to ESWL lithotripters. We also derive a significant portion of net sales of medical devices and disposables from our operations in the U.S., through our wholly owned subsidiary (Edap Technomed. Inc). Net sales derived from our operations in the U.S. represented 28% of our total consolidated net sales in 2023. Net sales of goods in the U.S. represented 29% of such sales in 2023 and consisted mainly of sales of urology devices and disposables. See Note 18 of our consolidated financial statements. We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates. We are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated is different from the mix of currencies in which we earn revenues. In 2023, 60% of our costs of sales and research and development, selling, marketing and general and administrative expenses were denominated in euro, while 55% of our sales were denominated in currencies other than euro (primarily the U.S. Dollar and Japanese yen). Our operating profitability could be materially affected by large fluctuations in the rate of exchange between the euro and such other currencies. To minimize our exposure to exchange rate risks, we sometimes use certain financial instruments for hedging purposes. See Item 3, “Risk Factors—We sell our products in many parts of the world and, as a result, our business is affected by fluctuations in currency exchange rates” and Item 11, “Quantitative and Qualitative Disclosures About Market Risk” for a description of the impact of foreign currency fluctuations on our business and results of operations.

Reserves for slow-moving and obsolete inventory are determined based upon quarterly reviews of all inventory items. Items which are not expected to be sold or used in production, based on management’s analysis, are written down to their net realizable value, which is their fair market value or zero in the case of spare parts or disposable parts for systems that are no longer in commercial production.

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

Consolidated research and development expenses, as described above, amounted to €7.0 million and €4.9 million in 2023 and 2022, respectively, representing 11.5% and 8.9% of total revenues in 2023 and 2022, respectively. This increase was mainly driven by our HIFU development programs and clinical studies. Research and development government grants and tax credits are deducted from our consolidated research and development expenses for amounts of €0.6 million and €0.8 million in 2023 and 2022, respectively.

Beginning in 2024, management expects the budget for research and development expenses to increase to 11.9% of total revenues, which we expect will allow us to maintain our strategy to launch new clinical studies (thus strengthening our clinical credibility), to continue to focus our efforts on obtaining regulatory approvals in Japan in particular, and to build reimbursement coverage in key countries and particularly in the U.S., to continue to develop our HIFU product range and to fund projects to expand the use of HIFU beyond the treatment of prostate cancer.

Consolidated selling and marketing expenses amounted to €22.6 million in 2023 and €16.4 million in 2022. The €6.2 million or 38.1% increase in selling and marketing expenses from 2022 to 2023 was primarily a result of the implementation of the HIFU expansion plan in the U.S. which includes the impact of share-based compensation plans of €1.8 million in 2023 and €1.0 million in 2022. Beginning in 2024, management expects selling and marketing expenses to increase in connection with the acceleration of HIFU adoption in the U.S.

Consolidated general and administrative expenses increased €7.5 million or 104.6% to €14.6 million in 2023, reflecting the impact of the HIFU expansion plan in the U.S., which includes the impact of share-based compensation plans for €2.9 million in 2023 and non-recurring expenses linked to the leadership succession plan for €3.4 million in 2023, which includes the impact of share-based compensation plan for €1.3 million.  Beginning in 2024, management expects general and administrative expenses to increase in connection with the development of the U.S. subsidiary.

Fiscal Year Ended December 31, 2023 Compared to Fiscal Year Ended December 31, 2022

We report our segment information on a “net contribution” basis. See Note 29 to our consolidated financial statements.

(in millions of euros)	2023	2022
Total revenues	60.4	55.1
Total net sales	60.4	55.1
Of which HIFU	20.6	15.6
Of which ESWL	9.9	11.6
Of which DISTRIBUTION	29.9	27.9
Total cost of sales	(36.0)	(30.9)
Gross profit	24.4	24.2
Gross profit as a percentage of total net sales	40.40%	43.90%
Total operating expenses	(44.2)	(28.5)
Income (loss) from operations	(19.8)	(4.3)
Net income (loss)	(21.2)	(2.9)

Total revenues

Our total revenues increased 9.6% from €55.1 million in 2022 to €60.4 million in 2023.

HIFU division.

The HIFU division’s total revenues increased by 31.7% from €15.6 million in 2022 to €20.6 million in 2023, reflecting mainly the development of equipment sales and treatment-driven revenue in the U.S.

The HIFU division’s net sales of medical devices increased 39.3% to €9.8 million in 2023, with twenty-one Focal One units sold (including fifteen in the U.S.), as compared to €7.0 million, with fifteen Focal One units sold in 2022 (including thirteen in the U.S).

Treatment-driven revenue, which includes net sales of RPP & leases, net sales of disposables and treatments related services, increased by 30.0% to €9.1 million in 2023.

Net sales of HIFU maintenance services increased by 6.9% to €1.8 million in 2023.

ESWL division.

The ESWL division’s total revenues decreased 14.3% from €11.6 million in 2022 to €9.9 million in 2023, primarily due to the decrease in sale of equipment.

The ESWL division’s net sales of medical devices decreased 27.7% from €3.9 million in 2022 to €2.8 million in 2023 with 16 ESWL devices sold in 2023 compared to 22 ESWL units sold in 2022.

Net sales of ESWL-related consumables, spare parts, supplies, RPP, leasing and services decreased 7.6% from €7.7 million in 2022 to €7.1 million in 2023 reflecting the mature nature of the market.

Distribution division.

The Distribution division’s total revenues increased 7.2% from €27.9 million in 2022 to €29.9 million in 2023, primarily due to the increase of consumables and maintenance revenues linked to the development of the installed base.

The Distribution division’s net sales of medical devices decreased 1.2% from €15.8 million in 2022 to €15.6 million in 2023. We sold 46 ExactVu units in 2023, as compared to 47 in 2022.

Net sales of Distribution-related consumables, spare parts, supplies, leasing and services increased 18.2% from €12.1 million in 2022 to €14.4 million in 2023, reflecting the growth of the installed base.

Cost of sales.

Cost of sales increased 16.5% from €30.9 million in 2022 to €36.0 million in 2023, and represented 59.6% as a percentage of net sales in 2023, up from 56.1% as a percentage of net sales in 2022. This effect was primarily due to distribution product mix, global inflationary price pressure on components which increased manufacturing costs, and continued investments in our U.S. service and clinical application organizations to support HIFU and long-term revenue growth.

Operating expenses.

Operating expenses increased 55.4%, or €15.8 million, from €28.5 million in 2022 to €44.2 million in 2023.

Marketing and sales expenses increased €6.2 million, or 38.1% to €22.6 million in 2023, reflecting the impact of the HIFU expansion plan in the U.S., which includes the impact of share-based compensation plans for €0.8 million in 2023.

Research and development expenses increased 41.5% at €7.0 million in 2023 from €4.9 million in 2022. R&D expenses are net of R&D grants and tax credits of €0.6 million in 2023 and €0.8 million in 2022. This increase was mainly driven by the increase in research and development activities associated with our HIFU development programs and clinical studies.

General and administrative expenses increased €7.5 million or 104.6% to €14.6 million in 2023, reflecting the impact of the HIFU expansion plan in the U.S., which includes the impact of share-based compensation plans for €2.9 million in 2023 and non-recurring expenses linked to the leadership succession plan for €3.4 million in 2023, which includes the impact of share-based compensation plan for €1.3 million.

Operating profit (loss).

As a result of the factors discussed above, particularly the expansion of our activities in the U.S. to accelerate HIFU adoption, we recorded a consolidated operating loss of €19.8 million in 2023, as compared to a consolidated operating loss of €4.3 million in 2022.

We realized an operating loss in the HIFU division of €14.8 million in 2023, as compared with an operating loss of €4.9 million in 2022, an operating loss in the ESWL division of €0.2 million in 2023, as compared to an operating profit of €0.9 million in 2022, and an operating loss in the Distribution division of €0.2 million in 2023, as compared to an operating profit of €2.0 million in 2022.

Financial (expense) income, net.

Net financial income was €1.1 million in 2023, compared with a net financial income of €0.2 million in 2022.

The financial income was mainly generated by short-term deposits.

Foreign currency exchange gain (loss), net.

In 2023, we recorded a net foreign currency exchange loss of €1.8 million, mainly due to the variation of the Euro against the U.S. Dollar, compared to a gain of €1.9 million in 2022.

Income taxes.

Income tax was an expense of €0.6 million in 2023, compared to an expense of 0.8 million in 2022.

Net income / (loss).

As a result of the above, we realized a consolidated net loss of €21.2 million in 2023 compared with a consolidated net loss of €2.9 million in 2022.

For comparison between the fiscal year ended December 31, 2022 and the fiscal year ended December 31, 2021, please refer to our report on Form 20-F filed with the SEC on April 7, 2023.

Effect of Inflation

In 2022 and 2023, geopolitical instability and other factors have led to higher worldwide inflation leading to a global increase in costs. We are constantly addressing this cost increase by mitigating the impact on our margins, in particular by adjusting our prices, reducing our costs or implementing counter measures to ensure the minimum residual impact.

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

Material Cash Requirements

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2023.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Short-Term Debt	2,466	2,466	—	—	—
Long-Term Debt	3,551	1,553	1,997	—
Financing Lease Obligations	628	201	289	83	55
Operating Leases Obligations	1,780	898	725	157	—

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, excluding interest on long-term debt. Future events could cause actual payments to differ from these estimates.

Long term debts represent a €3.6 million cash requirement as of December 31, 2023 and are mainly related to the two loans taken out from French banks, in the form of the loans guaranteed by the French State for a total amount of €4.0 million at inception in the context of the Covid-19 pandemic. These loans taken out in August 2020 with initial maturity in August 2021 have been extended until August 2026. The amendments provide for reimbursements to be made over four years, beginning in August 2022.

Operating and Financing leases represent a €2.4 million cash requirement as of December 31, 2023, with a repayment horizon up to 2029.

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

(in thousands of euros)	2023	2022
Net cash generated by/(used in) in operating activities	(14,678)	(3,024)
Net cash generated by/(used in) in investing activities	(4,344)	(2,378)
Net cash generated by/(used in) in financing activities	(911)	21,741
Net effect of exchange rate changes	268	(388)
Net increase/(decrease) in cash and cash equivalents	(19,665)	15,952
Cash and cash equivalents at the beginning of the year	63,136	47,183
Cash and cash equivalents at the end of the year	43,471	63,136

Our cash position as of December 31, 2023 and 2022 was €43.5 million (with no short-term treasury investments) and €63.1 million (with no short-term treasury investments), respectively. We experienced a decrease in cash and cash equivalent of €19.7 million in 2023 and an increase of €16.0 million in 2022.

In 2023, our negative net cash flow was primarily due to net cash used in operating activities of €14.7 million and in investing activities of €4.3 million.

In 2022, our positive net cash flow was primarily due to net cash generated by financing activities which included net proceeds of the offering of common stock in the form of ADSs in September 2022 for €22.0 million. See Item 4, “Information on the Company—History and Development of the Company”.

In 2023, net cash used in operating activities was €14.7 million compared with net cash used in operating activities of €3.0 million in 2022.

In 2023, net cash used in operating activities reflected principally:

-	a net loss of €21.2 million;
-	elimination of €9.4 million of net loss without effects on cash, including €1.9 million of depreciation and amortization, €0.4 million of change in allowances for doubtful accounts & slow-moving inventories and €0.2 million of change in long term provisions ; and €6.9 million of non-cash compensation linked to stock-based compensation plans and free shares; and
-	an increase in working capital of €2.9 million primarily reflecting the increase in inventory and trade receivables linked to the higher level of sales.

In 2022, net cash used in operating activities reflected principally:

-	a net loss of €2.9 million;
-	elimination of €4.2 million of net loss without effects on cash, including €1.6 million of depreciation and amortization, €0.1 million of change in allowances for doubtful accounts & slow-moving inventories and €0.3 million of net capital loss on disposals of assets; and €2.1 million of non-cash compensation linked to stock-based compensation plans and free shares; and
-	an increase in working capital of €4.3 million primarily reflecting the increase in inventory and trade receivables linked to the higher level of sales.

In 2023, net cash used in investing activities was €4.3 million compared with net cash used in investing activities of €2.4 million in 2022.

Net cash used in investing activities of €4.3 million in 2023 reflected mainly:

-	investments of €2.6 million in capitalized assets produced by the Company including devices for RPP and lease activity (€0.8 million), HIFU treatments probes (€1.5 million) and R&D programs (€0.4 million) ;
-	investment of €1.2 million in property and equipment (including €0.3 million of laser and ExactVu equipment for demo, €0.7 million for IT, offices and industrial equipment and €0.1 million for vehicles); and
-	investment of €0.5 million in intangible assets (licences and development of IT softwares).

Net cash used in investing activities of €2.4 million in 2022 reflected mainly:

-	investments of €1.6 million in capitalized assets produced by the Company including devices for RPP activity (€0.3 million) and HIFU treatments probes (€1.2 million); and
-	investment of €0.6 million in property and equipment (including €0.2 million of laser equipment for demo or RPP, €0.3 million for IT and offices equipment and €0.1 million for vehicles).

In 2023, net cash used in financing activities was €0.9 million compared with net cash generated by financing activities of €21.7 million in 2022.

Net cash used in financing activities of €0.9 million in 2023 reflected principally the net proceeds of €0.3 million from the exercise of stock options, the repayments of long-term borrowings and financing lease for €1.8 million and an increase of short-term borrowings of €0.7 million.

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

Our policy is that our treasury department should maintain liquidity with the use of short-term borrowings and the minimal use of long-term borrowings. The treasury department currently adheres to this objective by using fixed-rate debt, which normally consists of long-term borrowing. Currently the short-term debt consists of account receivables factored and for which the Company is supporting the collection risk. We maintain bank accounts for each of our subsidiaries in the local currencies of each subsidiary. The primary currencies in which we maintain balances are the euro, the U.S. dollar and the Japanese yen. To minimize our exposure to exchange rate risks, we may use certain financial instruments for hedging purposes from time to time. As of December 31, 2023, there were no outstanding hedging instruments. See Notes 13 and 14 to the consolidated financial statements for further information on our borrowings.

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

Off-Balance Sheet Arrangements

At December 31, 2023, we had no off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees

Senior Management

The following table sets forth the name, age and position of each of our senior executive officers as of March 15, 2024 (the “Senior Management”). The Senior Management listed below have entered into employment contracts with us or our subsidiaries (which permit the employee to resign subject to varying notice periods). In addition, in case of a change of control of the Company, or of a termination of their employment contract by the Company without cause, the Senior Management are entitled to receive severance packages totaling €1.5 million.

Name	Position

Ryan Rhodes Age: 62

Chief Executive Officer of EDAP TMS S.A.

Member of the Board of Directors

Chief Executive Officer of EDAP Technomed Inc.

Mr. Ryan Rhodes was appointed as Chief Executive Officer of the Company in May 2023. Mr. Rhodes was appointed as a member of the Board of Directors in August 2023. Mr. Rhodes has over 30 years of leadership experience in market development in the medical device industry, including 20 years dedicated to medical robotics.  Prior to joining EDAP, Mr. Rhodes served as the Chief Executive Officer of Restoration Robotics, a global leader in robotic aesthetic medicine, where he led the company to a successful merger with Venus Concept Inc. in 2019.  Prior to Restoration Robotics, Mr. Rhodes spent over 13 years at Intuitive Surgical, the global leader in medical robotics, where he was a key architect of the company’s multi-procedure market focus and development efforts, including the successful launch of the global Urology franchise.  Prior to Intuitive Surgical, he spent over 11 years in various management positions in sales, marketing, professional education, and market development at Ethicon Inc., a Johnson & Johnson Company.  Mr. Rhodes holds a B.A in Public Administration from San Diego State University.

Ken Mobeck Age: 53

Chief Financial Officer of EDAP TMS S.A.

Ken Mobeck was appointed as the Company’s Chief Financial Officer in January 2024. Prior to that position, Mr. Mobeck held the position of Chief Financial Officer of EDAP’s U.S. subsidiary since joining the company in December 2022. Prior to joining EDAP, Mr. Mobeck served as Vice President of Finance and Investor Relations at medical device manufacturer Accuray Inc., a leading global radiation therapy company. Prior to joining Accuray, Mr. Mobeck served as Vice President, Finance with an optical networking leader, Lumentum. Before Lumentum, he spent over two decades in positions with increasing levels of responsibility at some of Silicon Valley’s most innovative companies including Silicon Graphics, Hewlett Packard, KLA and Intel Corporation. Mr. Mobeck holds an MBA and a BSC in Finance from the Leavey School of Business at Santa Clara University.

François Dietsch Age: 47

Chief Accounting Officer of EDAP TMS S.A.

François Dietsch was appointed as the Company’s Chief Accounting Officer in January 2024. Prior to that position, Mr. Dietsch held the position of Chief Financial Officer of the Company since July 2015. Mr. Dietsch joined EDAP in 2005 as Internal Audit and Consolidation Manager and in 2012 was promoted to Group Financial Control Manager and Finance Manager of EDAP's French subsidiary. Prior to joining EDAP he held finance positions at Valeo, a leading global supplier of components and systems to the automotive industry. He holds master’s degrees in management and Corporate Finance from University of Paris Dauphine.

Frédéric Pech Age: 55

President of EDAP TMS France S.A.S.

Frédéric Pech joined EDAP TMS France SAS in January 2021, as Chief Operating Officer and was appointed as President of EDAP TMS France on May 1, 2023. Prior to joining EDAP TMS France, he served as Chief Operating Officer at Metal Global Concept, a company specialized in the design and manufacturing of medical instrumentation containers for operating rooms, from 2018 to 2021. Prior to this position, he served as Human Resources Director, mainly in the medical devices industry at companies including Stryker, Tornier and Wright Medical, from 2000 to 2018. Frederic holds a master's degree in accounting, a master's degree in organization from the CNAM (Conservatoire National des Arts et Métiers), an MBA from IGS Paris (Institut de Gestion Social) and a double degree from EM Lyon business school (Certificate in Business Management and Executive Advanced Management program).

Jean-François Bachelard Age: 60

President and Chief Executive Officer of Edaptechnomed Co. Ltd.

Jean-Francois Bachelard started his career at EDAP TMS Group in 1987 as Service Engineer. In 1989, he became Service Manager for Asia Pacific (APAC) area based in Tokyo. From 1993 to 1998, he worked for Inamed Corp. as Product Manager France (Bioenterics, gastric implants). In 1999, he reintegrated EDAP TMS Group as Area Manager Northen Europe and General Manager of EDAP TMS Moscow office. In 2009, he was appointed President & Chief Executive Officer of Edaptechnomed Co., Ltd. (Japan), based in Tokyo. He graduated from Grenoble University with a degree in Electrotechnics and Robotics.

Board of Directors

The following table sets forth the names and backgrounds of the members of the Board of Directors. On March 29, 2023, the Board of Directors decided to separate the roles of Chairman of the Board and Chief Executive Officer as of May 1, 2023, when Mr. Rhodes began his term as Chief Executive Officer and Mr. Oczachowski continued serving as Chairman.

None of the directors has service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment (except for those related to Mr. Rhodes’s current position as Chief Executive Officer, provided under his employment agreement). Three of the five Board members are independent within the meaning of Nasdaq Marketplace Rule 5605(2). The mandate of our Directors, other than the Chair, was renewed for a new period of six years at the General Meeting of Shareholders held on June 30, 2020 approving the accounts for the financial year ended December 31, 2019. Their mandate will expire at the end of the ordinary general meeting of shareholders, which will approve the accounts for the financial year ended December 31, 2025, held in 2026. The Chair’s mandate will expire in 2028.

Marc Oczachowski Age: 54 Mandate: 6 years Appointment: July 10, 2017 Expiration: 2028

Chairman of the Board.

Marc Oczachowski joined EDAP TMS in 1997 as Area Sales Manager. From 2001 to 2004, he was General Manager of EDAP Technomed Malaysia. In 2004, he was appointed Chief Operating Officer of EDAP TMS based in Lyon, France, and became Chief Executive Officer of the Company in 2007. In 2012, he relocated in Austin, Texas (USA), for a five-year period, to manage U.S. operations and lead the FDA approval process of the Company’s HIFU devices. On March 25, 2020, he was appointed Chairman of the Board of Directors. In May 2023, following Mr. Rhodes’ appointment as Chief Executive Officer, Mr. Oczachowski continued to serve as Chairman of the Board. Mr. Oczachowski started his career as Area Sales Manager for Sodem Systems, which designed and manufactured power tools for orthopedics. He graduated from Lyon I University (Molecular Biology) and from Institut Commercial de Lyon, France.

Pierre Beysson Age: 81 Mandate: 6 years Appointment: September 27, 2002 (renewed in 2014 & 2020) Expiration: 2025

Pierre Beysson was appointed as a member of the Board of Directors in September 2002. From 1997 to 2003, Pierre Beysson held the position of Chief Financial Officer of Compagnie des Wagons-Lits ("CWL"), the on-board train service division of Accor, a French multinational Hotel and Business Services Group. Before CWL, Pierre Beysson held a number of senior financial positions with Nixdorf Computers, Trane (Air Conditioning), AM International (Office Equipment) and FMC (Petroleum Equipment). Pierre Beysson was trained as a CPA, has auditing experience and holds an MBA from Harvard Business School.

Marie Meynadier Age: 62 Mandate: 6 years Appointment: June 30, 2020 Expiration: 2025

Marie Meynadier was elected as a member of the Company’s Board of Directors in June 2020. Ms. Meynadier currently serves on the boards of directors of several medical technology companies in Europe and North America. Ms. Meynadier has been serving as a director of Pixium Vision since 2019 and as a director of Alphatec Spine since 2021. From 1999 through 2018, she served at EOS Imaging as its Chief Executive Officer and led the company through a period of rapid worldwide sales growth prior to its sale to Alphatec Holdings in 2021. Prior to EOS Imaging, Ms. Meynadier served as the Chief Executive Officer of Biospace Lab, a preclinical imaging company she developed and turned to profitability. Ms. Meynadier received a degree in electrical engineering from Sup Télécom, Paris, and her Ph.D. in physics from Ecole Normale Supérieure Ulm, Paris.

Lance Willsey Age: 62 Mandate: 6 years Appointment: December 6, 2023 Expiration: 2025

Dr. Lance Willsey was appointed as a member of the Board of Directors in December 2023. Dr. Lance Willsey, M.S., M.D. is a urologist who has 36 years of private and public board experience focused in the area of cancer diagnostics and therapeutics. He completed his surgical and urology training at the Massachusetts General Hospital and additional postgraduate training in the Steele Lab Harvard University and the Dana Farber Cancer Institute. Dr. Willsey is a founding Partner of Healthcare fund DCF Capital. He also actively participated in boards as a Director of Exact Sciences from 1999 to 2009 and of Exelixis from 1997 to 2023.  He also has extensive experience in corporate governance, having served on audit, compensation, finance and scientific advisory committees. Dr. Lance Willsey holds an MS and MD from Wayne University.

Ryan Rhodes Age: 62 Mandate: 6 years Appointment: August 23, 2023 Expiration: 2025	Chief Executive Officer. See Ryan Rhodes’ biography above.

Compensation

Aggregate compensation paid or accrued for services in all capacities by the Company and its subsidiaries to senior management and to the Board of Directors as a group (for those individuals in office during the course of the year) for the fiscal year 2023 was €2,772 thousand including performance bonuses of €301 thousand, benefits in kind of €71 thousand (benefits in kind comprise car allowances for senior management) and severance payment of €1,389 thousand. No amount was set aside or accrued by us to provide pension, retirement or similar benefits for senior management and to the Board of Directors as a group (for those individuals in office during the course of the year) for the fiscal year 2023 other that the legal retirement indemnity for French senior executives. On November 8, 2023, the Board of Directors adopted the Company’s Clawback Policy which is filed in exhibit 97.1. For information regarding compensation paid in the form of stock options or free shares, see “—Share Ownership” and “Options to Purchase or Subscribe for Securities—Free Shares.”

Compensation Committee

The Compensation Committee is comprised of the following independent members: Mr. Pierre Beysson, Dr. Lance Willsey and Ms. Marie Meynadier. The Committee gathers once a year to review the compensation of our Chief Executive Officer and to propose to the Board of Directors any changes to the Chief Executive Officer’s compensation. The Chief Executive Officer is not present when the Compensation Committee reviews his compensation. The Compensation Committee operates pursuant to a charter. The principal duties and responsibilities of our Compensation Committee include, but are not limited to:

-	Make recommendations and proposals to the Board of Directors regarding compensation programs, including benefits in kind and equity compensation, for the Chief Executive Officer and members of the Board of Directors;
-	Define methods used to calculate variable compensation and set objectives and assist the Board of Directors in determining whether the objectives have been met for bonuses and other types of equity or non-equity compensation plans; and
-	Formulate general policies on the granting of equity compensation and recommend to the Board of Directors the granting of options and other stock awards thereunder.

For more information on the missions of our Compensation Committee, please refer to our website www.edaptms.com, under the Investor Relations Section, where our Compensation Committee Charter is available. This charter is not incorporated by reference in this annual report.

Audit Committee

The Board of Directors’ Audit Committee comprises three independent members of the Board: Mr. Pierre Beysson, acting as Head of the Audit Committee and financial expert, Ms. Marie Meynadier and Dr. Lance Willsey. The Audit Committee operates pursuant to a charter. The principal duties and responsibilities of our Audit Committee include, but are not limited to:

-	Provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: the integrity of our financial statements, our compliance with legal and regulatory requirements, our accounting practices and financial reporting processes, the effectiveness of our disclosure controls and procedures and internal control over financial reporting;
-	Review the independent auditor’s qualifications, compensation and independence, and the performance of our internal audit function and independent auditors;
-	Recommend the appointment of the independent auditors for consideration and approval by the Company’s shareholders in accordance with French law;
-	Review and discuss annual financial statements with management and the independent auditors and prepare the Audit Committee report, prior to SEC filings, as well as review related press releases; and
-	Request any officer or employee of the Company or our outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

For more information on the missions of our Audit Committee, please refer to our website www.edap-tms.com, under the Investor Relations Section, where our Audit Committee Charter is available. This charter is not incorporated by reference in this annual report.

Nomination Committee

The Nomination Committee is comprised of the following independent members: Mr. Pierre Beysson, Ms. Marie Meynadier and Dr. Lance Willsey. The Board of Directors recommends director nominees to the Board, which then submit its nominees to the shareholders for election. In addition, under specified circumstances and in accordance with French law, shareholders may also submit resolutions to the general meeting to appoint directors. The Company’s nominations practice is formalized in a Board resolution.

The Nomination Committee operates pursuant to a charter, the terms of which apply to the Board of Directors when considering director nominees, including in the evaluation of potential candidates and in recommendations to the Board of Directors prior to submitting the candidates to the vote of shareholders. The principal duties and responsibilities of our Nomination Committee include, but are not limited to:

-	Develop and recommend to the Board of Directors appropriate criteria for the selection of individual director candidates (such as, independence, industry knowledge, fields of expertise, ability to serve as “financial expert,” leadership, diversity, etc.) and executive officers;
-	Evaluate candidates in light of appropriate criteria and conduct all necessary and appropriate inquiries into the backgrounds and qualifications of potential candidates;
-	Assist the Board of Directors in evaluating director independence, conflicts of interest and re-election of current directors;
-	Make recommendations to the Board of Directors concerning the size and composition of the Board of Directors in order to ensure it has the necessary expertise and diversity;
-	Make recommendations to the Board of Directors concerning appointees to be selected by the Board of Directors for service on its committees or removal of any member of any committee; and
-	Assist the Board of Directors in ensuring adequate succession planning for our executive bodies, in particular, through the establishment of a succession plan for the chairman and Chief Executive Officer.

For more information on the missions of our Nomination Committee, please refer to our website www.edaptms.com, under the Investor Relations Section, where our Nomination Committee Charter is available. This charter is not incorporated by reference in this annual report.

Strategic Committee

The Strategic Committee is comprised of the following members: Ms. Marie Meynadier, independent Director and Head of the Committee, and Mr. Marc Oczachowski, Chairman of the Board. The Strategic Committee addresses the development and implementation of the Company’s strategic plan and the risks associated with such plan. The Strategic Committee operates pursuant to a charter. The principal duties and responsibilities of our Strategic Committee also include, but are not limited to:

-	Assist in the development of EDAP’s strategy, including reviewing and discussing with management the strategic direction and initiatives of EDAP and the risks associated with EDAP’s strategy.
-	Review with management the process for development, approval and modification of EDAP’s strategy and strategic plan.
-	Assist the management with identifying key issues, options and external developments impacting EDAP’s strategy. Meet with management periodically to monitor EDAP’s progress against its strategic goals.
-	Ensure the Board is regularly apprised of EDAP’s progress with respect to implementation of any approved strategy.
-	Regularly review and reassess the adequacy of this charter and recommend any proposed changes to the Board for approval.
-	Regularly review the Committee's own performance and report the results of such review to the Board.
-	Perform such other duties as are necessary or appropriate to further the Committee's purposes, or as the Board may from time to time assign to it.

For more information on the missions of our Strategic Committee, please refer to our website www.edaptms.com, under the Investor Relations Section, where our Strategic Committee Charter is available. This charter is not incorporated by reference in this annual report.

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
	As of March 28, 2024		As of December 31, 2023
Total Number of Members	5		5
Gender Identity	Female	Male	Female	Male
Members	1	4	1	4
Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background	5		5

Employees

As of December 31, 2023, we employed 307 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis-
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	25	35	24	33	11	15	21	164
Germany	6	—	3	—	—	—	2	11
Japan	21	—	23	—	3	—	8	55
Malaysia	2	—	3	—	—	—	2	7
South Korea	2	—	5	—	—	—	2	9
USA	36	—	17	—	—	—	8	61
Total	92	35	75	33	14	15	43	307

As of December 31, 2022, we employed 264 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	24	29	26	26	9	12	21	147
Italy	—	—	—	—	—	—	—	—
Germany	5	—	4	—	—	—	2	11
Japan	27	—	20	—	3	—	9	59
Malaysia	1	—	3	—	—	—	2	6
South Korea	2	—	4	—	—	—	2	8
USA	18	—	11	—	—	—	4	33
Total	77	29	68	26	12	12	40	264

As of December 31, 2021, we employed 227 individuals on a full-time basis, as follows:

	Sales &	Manufac-		Research	Regula-	Clinical	Adminis-
	Marketing	turing	Service	& Dvpt	tory	Affairs	trative	Total
France	27	30	24	21	8	9	17	136
Italy	—	—	—	—	—	—	—	—
Germany	5	—	3	—	—	—	2	10
Japan	25	—	17	—	2	—	6	50
Malaysia	2	—	3	—	—	—	2	7
South Korea	2	—	4	—	—	—	2	8
USA	7	—	6	—	—	—	3	16
Total	68	30	57	21	10	9	32	227

Management considers labor relations to be good. Employee benefits are in line with those specified by applicable government regulations.

Share Ownership

As of March 15, 2024, the total number of shares issued was 37,373,312 with 269,533 shares held as treasury shares, thus bringing the total number of shares outstanding to 37,103,779.

As of March 15, 2024, the Board of Directors and members of the Company’s administrative, supervisory and management bodies during 2023 held a total of 1,388,292 shares. The Board of Directors and members of the Company’s administrative, supervisory and management bodies during 2023 beneficially own, in the aggregate less than 4% of the Company’s outstanding shares.

As of March 15, 2024, the members of the Company’s administrative, supervisory and management bodies during 2023 held a total of 233,333 free shares and an aggregate of 2,167,500 options to purchase or to subscribe a total of 2,167,500 ordinary shares, with a weighted average exercise price of €8.00 per share. Of these options, 240,000 will expire on April 26, 2026; 65,000 expire on April 25, 2027; 35,000 expire on August 29, 2028; 45,000 expire on April 4, 2029; 1,107,500 expire on June 11, 2031; 375,000 expire on December 15, 2032; 200,000 expire on May 2, 2033 and 100,000 expire on January 18, 2034.

Options to Purchase or Subscribe for Securities – Free Shares

Options

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

On June 30, 2022, the shareholders authorized the Board of Directors to grant up to 600,000 free shares. This new resolution superseded the June 30, 2021, resolution, cancelling the unused portion of the 2021 resolution.

As of March 15, 2024, we had sponsored three stock purchase and subscription option plans open to employees of EDAP TMS group and two free share plans.

On December 31, 2023, the expiration of our stock options contracts was as follows:

Number of
Date of expiration	Options
April 5, 2026	117,000
April 25, 2026	357,000
May 2, 2026	200,000
May 31, 2026	50,000
August 23, 2026	177,000
September 20, 2026	80,000
November 8, 2026	20,000
December 6, 2026	34,000
April 26, 2027	136,080
August 25, 2028	77,500
April 4, 2029	107,500
June 11, 2031	1,244,533

As of December 31, 2023, a summary of stock option activity to purchase or to subscribe to shares under these plans is as follows:

	2023		2022		2021
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Options	(€)	Options	(€)	Options	(€)
Outstanding on January 1,	2,613,886	5.66	2,408,508	4.38	1,186,900	2.81
Granted	686,000	8.53	571,000	9.07	1,392,428	6
Exercised	(55,973)	4.66	(320,622)	2.14	(150,820)	3
Forfeited	(45,000)	7.99	(45,000)	5.34	(20,000)	4.01
Expired	—	—	—	—	—	—
Outstanding on December 31,	3,198,913	6.26	2,613,886	5.66	2,408,508	4.38
Exercisable on December 31,	1,997,666	5.23	1,362,205	4.35	1,149,401	3.25
Share purchase options available for grant on December 31,	25,000		20,000		5,000

As of December 31, 2023, 643,000 options to subscribe for new shares are available for future grants.

The following table summarizes information about options to purchase existing shares held by the Company, or to subscribe to new shares, as of December 31, 2023:

	Outstanding options				Fully vested options (1)
		Weighted	Weighted			Weighted
		average	average	Aggregate		average	Aggregate
		remaining	exercise	Intrinsic		exercise	Intrinsic
		contractual	price	Value		price	Value
Exercise price (€)	Options	life	(€)	(2)	Options	(€)	-2
10.32	20,000	8.8	10.32	—	7,222	10.32	—
10.10	200,000	9.3	10.10	—	38,889	10.10	—
9.96	117,000	9.3	9.96	—	26,000	9.96	—
9.94	395,000	9.0	9.94	—	131,667	9.94	—
9.32	50,000	9.4	9.32	—	9,722	9.32	—
7.53	177,000	9.7	7.53	—	—	—	—
6.64	20,000	9.8	6.64	—	—	—	—
6.41	100,000	8.3	6.41	—	52,778	6.41	—
6.08	80,000	9.8	6.08	—	—	—	—
5.59	1,244,533	7.4	5.59	—	1,037,111	5.59	—
5.18	83,300	7.8	5.18	431,494	16,197	5.18	83,902
4.98	34,000	9.9	4.98	169,320	—	—	—
3.90	107,500	5.8	3.90	419,250	107,500	3.90	419,250
3.22	357,000	2.3	3.22	1,149,540	357,000	3.22	1,149,540
2.65	77,500	4.7	2.65	205,375	77,500	2.65	205,375
2.39	136,080	3.3	2.39	325,231	136,080	2.39	325,231
2.39 to 10.32	3,198,913	7.79	0.84	2,700,210	1,997,666	1.09	2,183,298

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
(2)aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $10.66 at December 31, 2023, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date.

Free Shares

On September 28, 2021, 61,500 free shares were granted to certain officers and employees of the Company. On September 28, 2022, 57,500 free shares vested and became subject to a 12-month holding period. On September 28, 2023, the remaining 4,000 free shares fully vested.

On March 30, 2022, 40,000 free shares were granted to the Chief Executive Officer of the Company. On March 30, 2023 all 40,000 free shares vested and became subject to a 12-month holding period.

On November 8, 2022, 291,500 free shares were granted to certain officers and employees of the Company. On November 8, 2023, 92,881 free shares vested and became subject to a 12-month holding period. As of December 31, 2023, 180,819 free shares remain outstanding, and 92,881 shares are still subject to the 12-month holding period.

On March 29, 2023, 150,000 free shares were granted to the Chief Executive Officer of the Company. On March 29, 2024, all 150,000 free shares will have been acquired, as long as the conditions set forth in the free share plan are met and will be subject to a 12-month holding period.

On May 2, 2023, 50,000 free shares were granted to the President of the French subsidiary EDAP TMS France SAS. On May 2, 2025, all 50,000 free shares will have vested, as long as the conditions set forth in the free share plan are met and will be subject to a 12-month holding period.

See Note 17-5 of the consolidated financial statements.

Disclosure of any action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person or persons acting severally or jointly.

On the basis of the notifications received or filed with the SEC, as of March 15, 2024,  (i) Soleus Capital Master Fund, L.P. filed a report showing beneficial ownership of 7,226,341 ADSs, representing 19.5% of our outstanding ADSs and (ii) Morgan Stanley filed a report showing beneficial ownership of 3,138,680 ADSs, representing 8.5% of our outstanding ADSs, including shared voting power over 3,136,680 ADSs and shared dispositive power over 3,138,680 ADSs. There are no arrangements known to us whereby we are directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons, nor are we aware of any arrangement] that may at a later date result in a change of control of the Company. All shares issued by the Company have the same voting rights, except the treasury shares held by the Company, which have no voting rights.

As of March 15, 2024, 37,373,312 shares were issued, including 37,103,779 outstanding and 269,533 treasury shares. As of March 15, 2024, there were 37,155,300 ADSs, each representing one Share, all of which were held of record by 20 registered holders (including The Depository Trust Company).

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

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

See Item 18, “Financial Statements.”

Export Sales

As of December 31, 2023, total consolidated export net sales, which we define as sales made outside of mainland France, were €48.4 million, which represented 80% of total net sales.

As part of our business, we are engaged in sales and marketing activities with hospitals, clinics, distributors or agents in countries on a worldwide basis where we can provide our minimally invasive therapeutic solutions to patients with prostate cancer or urinary stones. The following information complies with the sub-section “Disclosure of Certain Activities Relating to Iran” of the Section 13 of the U.S. Securities Exchange Act of 1934 as amended: in 2015 we honored warranty contracts on previous sales of lithotripsy devices to three Iranian public hospitals in order to provide the hospitals with the necessary disposables and services to treat patients with kidney stones using our devices. As part of these warranty commitments, we did not invoice any medical equipment to the hospitals in 2023 or 2022.

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

No dividends were paid with respect to fiscal years 2018 through 2023, and we do not anticipate paying any dividends for the foreseeable future. Thereafter, any declaration of dividends on our shares as well as the amount and payment will be determined by majority vote of the holders of our shares at an ordinary general meeting, following the recommendation of our Board of Directors. Such declaration will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant in its recommendation to shareholders.

Significant Changes as of March 15, 2024

        In order to align EDAP’s organization to build shareholders value and expand its operational and commercial presence in the United States, the Company announced on January 2, 2024 the appointment of Ken Mobeck as its Chief Financial Officer and François Dietsch as its Chief Accounting Officer.

On March 4, 2024, EDAP announced that its Focal One platform has been granted Breakthrough Device designation by the FDA for the treatment of deep infiltrating endometriosis (DIE). In June 2018, the FDA cleared Focal One Robotic Focal HIFU for the ablation of prostatic tissue.

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

Item 10. Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

Set forth below is a brief summary of significant provisions of our by-laws (or statuts) and applicable French laws. This is not a complete description and is qualified in its entirety by reference to our by-laws, a translation of which is provided in Exhibit 1.1 to this annual report. Each time they are modified, which can only occur with the approval of a two third majority of the shareholders present or represented at a shareholders’ meeting, we file copies of our by-laws with, and such by-laws are publicly available from, the Registry of Commerce and Companies in Lyon, France, under number 316 488 204.

Our corporate affairs are governed by our by-laws and by Book II of the French Commercial Code.

Our by-laws were updated on December 6, 2023 to reflect the latest increases in share capital related to the issuance of additional shares following the exercise of options.

Corporate Purposes

Pursuant to Article 2 of our by-laws, the corporate purpose of the Company is:

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

Board of Directors

The Board of Directors is currently composed of five members, four of which were appointed by the shareholders for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for fiscal year 2025. Mr. Marc Oczachowski was appointed as a director of the Company by the shareholders on June 30, 2017, effective July 1, 2017, for a period of six years expiring on the date of the annual general shareholders’ meeting approving the accounts for the fiscal year 2022 and has since been reappointed by the shareholders on June 30, 2023, for a period of six years expiring on the date of the annual general shareholders’ meeting to be held in 2029 to approve the accounts for the fiscal year 2028. He was appointed as Chairman of the Board for the first time on March 25, 2020 and reappointed as Chairman on June 30, 2023. See Item 6, “Directors, Senior Management and Employees.” A director’s term ends at the end of the ordinary general shareholders’ meeting convened to vote on the accounts of the then-preceding fiscal year and held in the year during which the term of such director comes to an end. Directors may be re-elected; a director may also be dismissed at any time at the shareholders’ meeting.

An individual person may not be a member of more than five Boards of Directors or Supervisory Boards in corporations (société anonyme) registered in France; directorships held in controlled companies (as defined by Article L.233-16 of the French Commercial Code) by the Company are not taken into account.

In the event of the death or resignation of one or more directors, the Board of Directors may make provisional appointments to fill vacancies before the next general shareholders’ meetings, provided that the number of directors still in office is not below the required legal minimum of directors (three). These provisional appointments must be ratified by the next ordinary shareholders meeting. Even if a provisional appointment is not ratified, resolutions and acts previously approved by the Board of Directors nonetheless remain valid.

If the number of directors falls below the compulsory legal minimum, the remaining directors must immediately convene an ordinary general shareholders’ meeting to reach a full Board of Directors.

Any director appointed in replacement of another director whose term has not expired remains in office only for the remaining duration of the term of his predecessor.

Our employees may be appointed to serve as directors. Such employee’s employment contract must include actual work obligations. In this case, such employee does not lose the benefit of his/her employment contract.

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

The Board of Directors determines the direction of our business and supervises its implementation. Within the limits set out by the corporate purposes and the powers expressly granted by law to the general shareholders’ meeting, the Board of Directors may deliberate upon our operations and make any decisions in accordance with our business. A director must abstain from voting on matters in which the director has an interest. The resolutions passed in a meeting of the Board of Directors are valid only if a quorum of half of the directors is reached. Decisions of the Board of Directors are made by a majority vote; in case of a tie, the Chairman of the Board has a casting vote.

French law provides that the functions of Chairman of the Board of Directors and Chief Executive Officer in a French société anonyme may be distinct and held by two separate individuals or combined. The choice between these two methods of management belongs to the Board of Directors and must be made pursuant to our by-laws and applicable French law.

The Chairman of the Board

The Board of Directors must elect one of its members as Chairman of the Board of Directors. The Board of Directors determines the duration of the term of the Chairman, which cannot exceed that of his/her tenure as a director. The Board of Directors may revoke the Chairman at any time. The Chairman’s compensation is determined by the Board of Directors, upon recommendation of the Compensation Committee. See Item 6, “Directors, Senior Management and Employees–Compensation Committee.” The Chairman represents the Board of Directors and organizes its work. The Chairman reports on the Board’s behalf to the general shareholders’ meeting. The Chairman is responsible for ensuring the proper functioning of our governing bodies and that the Board members have the means to perform their duties.

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

The Chief Executive Officer

We are managed by an individual elected by the Board of Directors bearing the title of Chief Executive Officer (directeur général). On March 31, 2007, the Board of Directors appointed Mr. Marc Oczachowski as Chief Executive Officer and on March 25, 2020, the Board of Directors decided to combine the roles of Chairman of the Board and Chief Executive Officer, as allowed by the Company’s by-laws, and elected Mr. Marc Oczachowski as both the Chairman of the Board of Directors and Chief Executive Officer. On March 29, 2023, the Board of Directors decided to separate the roles of Chairman of the Board and Chief Executive Officer, as allowed by the Company’s by-laws, and maintained Mr. Marc Oczachowski as the Chairman of the Board of Directors and elected Mr. Ryan Rhodes as the Chief Executive Officer for an indefinite term.

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

Enforceability of Civil Liabilities (French Law)

We are a société anonyme, or limited liability corporation, organized under the laws of the Republic of France. The majority of our directors reside in the Republic of France. In addition, a substantial portion of our assets are located outside of the United States. As a result, it may be difficult for investors:

●	to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts, or obtain evidence in France or from French citizen or any individual being resident in France or any officer, representative, agent or employee of a legal person having its registered office or an establishment in a territory of France, in actions predicated on the civil liability provisions of the U.S. federal securities laws;
●	to enforce in U.S. courts judgments obtained in such actions against us or our non-U.S. resident officers and directors;
●	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and
●	to enforce in U.S. courts against us or our directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirement concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (i) the judgment was rendered by a court having jurisdiction over the matter as the dispute is clearly connected to the jurisdiction of such court, the choice of the U.S. court was not fraudulent and the French courts did not have exclusive jurisdiction over the matter, (ii) the judgment does not contravene international public policy rules, as applied by French courts, whether such rules pertain to the merits or to the procedure of the case, including any defense rights, (iii) the judgment is not tainted with fraud, (iv) the judgment does not conflict with a French judgment or a foreign judgment (or an arbitral award) on the same matter which has become effective in France and (v) that judgment is enforceable in the jurisdiction of the U.S. court which rendered it. In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so the victim does not suffer or benefit from the situation, it being specified that under French law, the principle of awarding punitive damages is not, per se, contrary to public order, provided the amount awarded is not disproportionate to the harm suffered and the defendant’s breach.

In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation, it being specified that under French law, the principle of awarding punitive damages is not, per se, contrary to public order, provided the amount awarded is not disproportionate to the harm suffered and the defendant’s breach.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our Board of Directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, our directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such directors, officers or experts, respectively.

Listing

Our ADSs are listed on the Nasdaq Global Market under the symbol “EDAP.”

Transfer Agent and Registrar

The transfer agent and registrar for our ADSs is The Bank of New York Mellon.

Material Contracts

None.

Exchange Controls

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments that we may remit to residents of foreign countries (subject to the absence of any specific decision taken by the government otherwise). Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. There is a reporting obligation to custom officer for transfer of cash in banknotes and coins of €10,000 or more carried in, or out of, the European Union.

Taxation

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

No advance ruling has been obtained with respect to the tax consequences of the acquisition, ownership or disposition of the Securities from U.S. tax authorities. Thus, there can be no assurances that one or both of such authorities will not take a position concerning such tax consequences different from that set out herein or that such a position would not be sustained by a court.

For the purposes of this discussion, a U.S. holder is a beneficial owner of Securities that is (i) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (ii) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a person other than a U.S. holder.

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

Pursuant to Article 235 ter ZD of the French General Tax Code, purchases of certain securities issued by a French company, including shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code) are subject in France to a 0.3% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French General Tax Code has been published by the French tax authorities in its official guidelines on December 20, 2023 (BOI-ANNX-000467-20/12/2023). The Company was not included in such list as its market capitalization did not exceed €1.0 billion as at December 1, 2023. Please note that such list may be updated from time to time, or may not be published anymore in the future. Furthermore, Nasdaq is not currently acknowledged by the French AMF, but this may change in the future. Therefore, purchases of the Securities in 2024 are not subject to the TFT.

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

U.S. Taxes

Ownership of the securities

Deposits and withdrawals by a U.S. holder of shares in exchange for ADSs will not be taxable events for U.S. federal income tax purposes. For U.S. tax purposes, holders of ADSs will be treated as owners of the shares represented by such ADSs. Accordingly, the discussion that follows regarding the U.S. federal income tax consequences of acquiring, owning and disposing of shares is equally applicable to ADSs.

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

Foreign asset reporting

In addition, a U.S. holder that is an individual (and, to the extent provided in future regulations, certain entities), may be subject to reporting obligations with respect to shares and ADSs if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the U.S. Internal Revenue Service. Significant penalties can apply if holders are required to make this disclosure and fail to do so. In addition, a U.S. holder should consider the possible obligation to file online a FinCEN Form 114 - Foreign Bank and Financial Accounts Report as a result of holding shares or ADSs. Holders are encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of shares and ADSs.

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

U.S. Taxes

This subsection only addresses certain U.S. federal income tax consequences of ownership of the ADSs or shares to U.S. holders.

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

Based on the Company’s financial statements and relevant market and shareholder data, the Company believes it was not a PFIC with respect to its 2023 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate that it will become a PFIC for its 2024 taxable year.] However, as discussed in the Company’s annual reports on Form 20-F filed with respect to certain prior years, the Company believes that it was a PFIC in the past. Moreover, because the PFIC determination is made annually and is dependent upon a number of factors, some of which are beyond the Company’s control (including whether the Company continues to earn substantial amounts of operating income as well as the market composition and value of the Company’s assets), there can be no assurance that the Company will not become a PFIC in future years.

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

The remainder of this discussion assumes that the Company is not a PFIC.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs or shares is currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the shares or ADSs will be treated as qualified dividends if the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules The Treaty has been approved for the purposes of the qualified dividend rules. Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We file annual, periodic, and other reports and information with the U.S. Securities and Exchange Commission (the “SEC”). These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at +1 800 SEC 0330. Certain of our public filings are also available on the SEC’s website at http://www.sec.gov (such documents are not incorporated by reference in this annual report).

Subsidiary Information

Not applicable.

Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with applicable requirements.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We do not hold or issue derivative or other financial instruments. During 2022 and as of December 31, 2023, we had no outstanding foreign exchange sale or purchase contracts.

Exchange Rate Risk

Revenues and Expenses in Foreign Currencies

We are exposed to foreign currency exchange rate risk because a significant portion of our costs are denominated in currencies other than those in which we earn revenues. In 2023, 60% of our total costs of sales and operating expenses were denominated in euro. During the same period, 45% of our net sales were denominated in euro, the rest being denominated primarily in U.S. dollars and Japanese yen.

A uniform 10% strengthening in the value of the euro as of December 31, 2023, relative to the U.S. dollar and the Japanese yen would have resulted in a decrease  in loss before taxes of approximately €1,118 thousand for the year ended December 31, 2023, compared to an increase of approximately €361 thousand for the year ended December 31, 2022. A uniform 10% decrease in the value of the euro as of December 31, 2023, relative to the U.S. dollar and the Japanese yen would have resulted in an increase in loss before taxes of approximately €1,230 thousand for the year ended December 31, 2023, as compared to a decrease of approximately €397 thousand for the year ended December 31, 2022. This calculation assumes that the U.S. dollar and Japanese yen exchange rates would have changed in the same direction relative to the euro. In addition to the direct effect of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales.

We regularly assess the exposure of our receivables to fluctuations in the exchange rates of the principal foreign currencies in which our sales are denominated (in particular, the U.S. dollar and the Japanese yen) and, from time to time, hedge such exposure by entering into forward sale contracts for the amounts denominated in such currencies that we expect to receive from our local subsidiaries. As of December 31, 2023, we had no outstanding hedging instruments.

Financial Instruments and Indebtedness in Foreign Currencies

Over the past three years, we also had exchange rate exposures with respect to indebtedness and assets denominated in Japanese yen and U.S. dollars. €0.4 million, €1.0 million and €1.2 million of our outstanding indebtedness (excluding lease obligations) at December 31, 2023, 2022 and 2021, respectively, were denominated in Japanese yen. We had no outstanding indebtedness (excluding lease obligations) that were denominated in U.S. dollars at December 31, 2023, 2022 and 2021, respectively. In addition, we had €27.1 million, €28.8 million and €28.5 million of cash denominated in U.S. dollars at December 31, 2023, 2022 and 2021, respectively, and €3.6 million, €3.9 million and €3.6 million of cash denominated in Japanese yen at December 31, 2023, 2022 and 2021, respectively.

Equity Price Risk

Not applicable.

Item 12. Description of Securities Other than Equity Securities

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

For general information on our ADSs, please refer to Exhibit 2.3 “Description of securities registered under Section 12 of the Exchange Act” of this annual report.

Fees Payable to ADS Holders

The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286, as the Company’s Depositary, currently collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.

A deposit agreement among us, the Depositary and the owners and beneficial owners of ADS sets out the ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
-
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property,
-
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.02 (or less) per ADS	- Any cash distribution to ADS registered holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited to issuance of ADSs	- Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.

Registration or transfer fees	- Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	- Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) - Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	- As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	- As necessary

Fees Payable to the Company by the Depositary

From January 1, 2023 to December 31, 2023, the following amounts were paid by the Depositary to the Company: $90,000 and $14,540.88 respectively for the administration of the ADR program and for expenses linked to the preparation of our Assembly meeting of shareholders and the assistance in identifying shareholders of the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, because of the material weakness described below.

In response to the identification of the material weakness described below, the Company performed additional analysis and other post-closing procedures. Based upon the work performed, management believes that the Company’s consolidated financial statements for the periods covered by and included in this annual report fairly present in all material respects the Company’s financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2023, based upon the internal control framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO). Based on management’s assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2023, because of the material weakness described below.

Based on this evaluation, management identified one material weakness with respect to internal control in our U.S. subsidiary, Edap Technomed Inc.: an ineffective design and implementation of the subsidiary’s control over the recording of third-party vendor invoices. This was due to insufficient resources in the finance department of the subsidiary and IT environment limitations.

Our management has concluded that, as a result, our internal control over financial reporting was not effective as of December 31, 2023.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Remediation Activities

In our annual report on Form 20-F for the year ended December 31, 2022, we reported three material weaknesses with respect to internal controls in our U.S. subsidiary, Edap Technomed Inc., which were due to insufficient resources in the finance department of the subsidiary, leading to inability to perform certain controls. This led to the following material weaknesses at our U.S. subsidiary:

·Ineffective design of the subsidiary’s control over the recording of third-party vendor invoices;

·Deficiencies in the design and implementation of the subsidiary’s controls over the recording of sales invoices; and

·Deficiencies in the design and implementation of the subsidiary’s control over the inventory count.

As mentioned in our annual report on Form 20-F for the year ended December 31, 2022, we hired a Chief Financial Officer for our U.S. subsidiary on December 5, 2022, and hired a person responsible for financial planning and analysis in January 2023. In addition, during 2023 we hired additional resources including a Senior Audit and Accounting Manager and designed and implemented new controls over the recording of sales invoices and over the inventory count.

Management plan for the remediation of the current material weakness

Despite the remediation actions implemented in 2023 and described above, one of the 2022 material weaknesses related to the ineffective design and implementation of the subsidiary’s control over the recording of third-party vendor invoices was not fully remediated as of December 31, 2023. Due to limited IT systems, manual controls needed to be implemented to address this material weakness required additional finance human resources which were added late in the year.

The material weakness did not result in a material misstatement of the consolidated financial statements for the year ended December 31, 2023, or restatement of any prior period previously reported by the Company. However, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not have been prevented or detected on a timely basis due to the failure in designing and implementing an appropriate control over the recording of third-party vendor invoices, and therefore, our management has determined this deficiency constitutes a material weakness.

In an effort to remediate this remaining material weakness and continue to enhance our overall control environment, we plan to hire additional resources in 2024. We are also working at deploying another IT system in our U.S. subsidiary and have hired an IT VP Manager to supervise such deployment. We believe this will allow us to remediate this material weakness in the short term.

Change in Internal Control over Financial Reporting

Other than the material weakness and remediation activities described above, there were no changes in the Company’s internal control over financial reporting during the period covered by this annual report that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, has been audited by KPMG S.A., an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting included on page F-4 of this annual report.

Its report expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2023 because of the effect of the material weakness described above.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the chair of the Board’s Audit Committee, Mr. Pierre Beysson, an independent director, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officers and to any persons performing similar functions. The code of ethics is regularly reviewed  and updated as needed.. Our code of ethics has been made available on our website at http://www.edap-tms.com. The contents of our website is not incorporated by reference or otherwise included in this annual report. You may request a copy of our code of ethics free of charge upon request to Blandine Confort, Investor Relations Officer, at bconfort@edap-tms.com. We expect that any amendments to the code of ethics, or any waivers of its requirements, will be disclosed on our website.

Item 16C. Principal Accountant Fees and Services

The following table summarizes the aggregate fees of our independent registered accounting firm, billed to us for the fiscal years ended December 31, 2023 and December 31, 2022 for audit and other services. KPMG S.A. (“KPMG”) served as the Company’s independent registered accounting firm for the fiscal years ended December 31, 2023 and 2022.

	Fees for	Fees for
	2023	2022
Nature of the Fees	(in €)	(in €)
Audit fees	830,000	592,000
Audit-related fees	—	47,266
Tax fees	—	—
All other fees	—	—
Total	830,000	639,266

As the Company has exceeded certain levels of revenues and balance sheet set under French law, the appointment of a joint-auditor, as well as the production of consolidated accounts under International Financial Reporting Standards, is required for the fiscal year 2020 and beyond. On June 30, 2020, the shareholders appointed the audit firm of Agili(3F) as our independent joint-auditors starting with the 2020 fiscal year for the audit of the statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards. Audit fees billed to us by Agili(3F) for fiscal years ended December 31, 2023 and 2022 are as follows:

	Fees for	Fees for
	2023	2022
Nature of the Fees	(in €)	(in €)
Audit fees	30,500	29,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	30,500	29,000

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

Pre-approval Policy

The “Audit and Non-Audit Services Pre-Approval Policy” was approved by our Audit Committee on December 22, 2003 and reviewed on November 20, 2012. This requires all services which are to be performed by our external auditors to be pre-approved. Pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.

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

French corporate law provides that the Board of Directors must vote to approve a broadly defined range of related-party transactions (conventions réglementées) between EDAP on the one hand and its directors and Chief Executive Officer on the other hand, which are then presented to shareholders for approval at the next annual meeting. This legal safeguard operates in place of certain provisions of the Nasdaq Listing Rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policy

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program designed to safeguard sensitive information and ensure the integrity of our operations. We have a framework of policies and procedures, encompassing governance, risk management, and compliance, to address cybersecurity threats in a manner commensurate with the size and complexity of our operations and organizational structures. As part of this program, we address risk linked to network security, data encryption and other measures to protect our systems and data from unauthorized access or misuse.  In addition, we also take measures to meet the information security standards that our customers require from time-to-time. To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques generally available for entities of our size.

Our IT organization is currently decentralized by entity, whereby each entity is principally responsible for facilitating and managing our cybersecurity risk management program with respect to such entity.

Depending on the complexity of our operations for each entity, cybersecurity risk management processes include:

●	an incident response plan that ensures detection, mitigation and resolution of cybersecurity incidents;
●	risk management criteria that adapt to the specific cybersecurity risk, including feedback from cybersecurity incidents that have occurred in the past;
●	protocols that protect against specific cybersecurity threats identified by our cyber risk assessments;
●	continuous assessments and upgrades of our IT and related systems;
●	processes to ensure business continuity and ongoing operations upon the occurrence of a cyber-attack;
●	the use of a specialized third-party firm to conduct periodic assessments of our cybersecurity policies and procedures;
●	the use of third parties for certain cybersecurity defense measures, including firewalls, antivirus solutions and system back-up solutions;
●	periodic cyber-awareness campaigns for employees and cybersecurity training for our incident response personnel and senior management.

As part of our strategic evolution and re-organization, we are currently integrating our cybersecurity risk management program into our overall enterprise risk management program, to standardize, harmonize and upgrade our processes on a group-wide basis. As an illustration, a planned upgrade would be the development of a response to cybersecurity threats associated with EDAP’s use of any third-party service provider once we have a higher level of digital integration with other service providers.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3.D. Risk Factors—We are exposed to risks related to cybersecurity threats and incidents.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of our cybersecurity risk management program.

Our Internal Audit organization reports on a quarterly basis, on the prevention, detection, mitigation and remediation of cybersecurity incidents to our Senior management team, Audit Committee and Board of Directors depending on the materiality of the incident. Materiality is primarily assessed both in terms of criticity of the data and overall amount at risk. In addition to any reports from the Audit Committee to our full Board of Directors regarding cybersecurity, the Chairman of the Audit Committee informs and updates the full Board of Directors about any significant cybersecurity incidents.

Our management team, which is led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing and managing material risks from cybersecurity threats. We are in the process of hiring a Vice President of Information Technology who will implement our planned group-wide cybersecurity risk management program, as part of our digital strategy.

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

Exhibit Description

Number:

1.1	By-laws (statuts) of EDAP TMS S.A. as amended as of December 6, 2023

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

4.3†#	2016 Stock Option Plan on Form S-8 dated April 5, 2017, File Number 333-217160

4.4†#	2019 Stock-Option Subscription Plan on Form S-8 dated June 16, 2021, File Number 333-257142

4.5†#	2019 Stock-Option Purchase Plan on Form S-8 dated June 16, 2021, File Number 333-257142

4.6†#	2021 Free Share Plan on Form S-8 dated September 28, 2021, File Number 333-259857

4.7†#	2021 Share Subscription Option Plan on Form S-8 dated November 18, 2021, File Number 333-261182

4.8†#	2022 Free Share Plan on Form S-8 dated November 9, 2022, File Number 333-268265

8.1	List of significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure” of this annual report on Form 20-F

12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG.

97.1	Clawback Policy of EDAP TMS S.A.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†  Indicates a management contract or any compensatory plan, contract or arrangement.

#  Indicates a document previously filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDAP TMS S.A.

Dated: March 28, 2024	/s/ Ryan Rhodes
Ryan Rhodes
Chief Executive Officer

Dated: March 28, 2024	/s/ Ken Mobeck
Ken Mobeck
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors,

EDAP TMS S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EDAP TMS S.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2024, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s revenue recognition process related to the identification of distinct performance obligations included in multiple-element arrangements. For certain medical device sales, we obtained and read the executed contracts and assessed the Company’s identification of distinct performance obligations.

Lyon, March 28, 2024

KPMG S.A.

Stéphane Gabriel Devin

Partner

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors,

EDAP TMS S.A.

Opinion on Internal Control Over Financial Reporting

We have audited EDAP TMS S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes  (collectively, the consolidated financial statements), and our report dated March 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness at the Company’s U.S. subsidiary related to an ineffective design and implementation of the subsidiary's control over the recording of third-party vendor invoices has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Lyon, March 28, 2024

KPMG S.A.

Stéphane Gabriel Devin

Partner

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2022

(in thousands of euros unless otherwise noted)

ASSETS	Notes	2023	2022
Current assets
Cash and cash equivalents	2	43,471	63,136
Current portion of net trade accounts and notes receivable	3	17,858	13,421
Other receivables	4	1,380	1,522
Inventories	5	15,112	11,780
Other assets, current portion	6	659	660
Total current assets		78,480	90,518
Non-current assets
Property and equipment, net	7	6,471	4,200
Operating lease right-of-use assets	8	1,722	1,784
Intangible assets, net	9	1,084	725
Goodwill	9	2,412	2,412
Deposits and other non-current assets		651	656
Deferred tax assets	23‑3	729	829
Net Trade accounts and notes receivable, non-current	3	—	—
Total assets		91,548	101,123
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	10	11,297	6,647
Deferred revenues, current portion	11	4,049	4,050
Social security and other payroll withholdings taxes		1,695	1,550
Employee absences compensation		860	798
Income taxes payable		77	219
Other accrued liabilities	12	4,506	3,873
Short-term borrowings	14	2,466	1,846
Current obligations under finance leases	13‑1	195	224
Current portion of operating lease obligations	13‑2	898	901
Current portion of long-term debt	15‑1	1,553	1,601
Total current liabilities		27,596	21,708
Non-current liabilities
Deferred revenues, non-current	11	643	264
Obligations under finance leases	13‑1	433	324
Operating lease obligations, non-current	13‑2	882	899
Long-term debt, non-current	15‑1	1,997	3,587
Other long-term liabilities	16	3,075	2,710
Total liabilities		34,626	29,492
Shareholders’ equity
Common stock, €0.13 par value; 37,373,312 shares issued and 37,103,779 shares outstanding at December 31, 2023 €0.13 par value 37,197,731 shares issued and 36,910,925 shares outstanding at December 31, 2022		4,851	4,776
Additional paid-in capital		120,908	113,952
Retained earnings		(63,549)	(42,372)
Cumulative other comprehensive loss		(4,487)	(3,829)
Treasury stock, at cost 269,533 shares at December 31, 2023 and 286,806 shares at December 31, 2022	17	(800)	(897)
Total shareholders’ equity	17	56,922	71,632
Total liabilities and shareholders’ equity		91,548	101,123

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the years ended December 31, 2023, 2022 and 2021

(in thousands of euros except share and per share data)

	Note	2023	2022	2021
Sales of goods		42,333	38,462	29,040
Sales of RPPs & leases		6,176	5,617	4,968
Sales of spare parts and services		11,914	11,030	10,052
Total sales	18	60,423	55,108	44,060
Other revenues	19	—	—	6
Total revenues		60,423	55,108	44,065

Cost of goods		(23,302)	(20,528)	(16,181)
Cost of RPPs & leases		(4,541)	(3,387)	(3,108)
Cost of spare parts and services		(8,169)	(7,000)	(6,354)
Total cost of sales	20	(36,012)	(30,916)	(25,643)

Gross profit		24,411	24,193	18,422

Research and development expenses	21	(6,963)	(4,920)	(3,402)
Selling and marketing expenses		(22,626)	(16,379)	(10,732)
General and administrative expenses		(14,634)	(7,152)	(5,900)

Income (loss) from operations		(19,813)	(4,257)	(1,612)
Financial (expense) income, net	22	1,079	236	145
Foreign currency exchange gain (loss), net		(1,799)	1,925	2,360

Income (loss) before taxes	23‑1	(20,533)	(2,096)	893
Income tax (expense) benefit	23‑2	(644)	(837)	(193)
Net income (loss)		(21,178)	(2,933)	700
Basic income (loss) per share	24	(0.57)	(0.09)	0.02
Diluted income (loss) per share	24	(0.57)	(0.09)	0.02
Basic Weighted average shares outstanding	24	36,996,722	34,392,598	32,129,047
Diluted Weighted average shares outstanding	24	36,996,722	34,392,598	32,422,871

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2023, 2022 and 2021

(in thousands of euros unless otherwise noted)

		2023	2022	2021
Net income (loss)		(21,178)	(2,933)	700
Other comprehensive income (loss) :
Foreign currency translation adjustments	17‑6	(478)	(596)	(554)
Provision for retirement indemnities	17‑6	(141)	282	77
Deferred tax for retirement indemnities	17‑6	(39)	73	(48)
Comprehensive income (loss), net of tax		(21,836)	(3,173)	175

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2023, 2022 and 2021

(in thousands of euros unless otherwise noted)

			Additional	Retained	Other
	Number	Common	paid-in	Earnings /	comprehensive	Treasury
	of shares	stock	capital	(Loss)	income (loss)	stock	Total
Balance as of December 31, 2020	29,165,316	3,830	66,548	(40,139)	(3,064)	(928)	26,248
Net (loss) / income	—	—	—	700	—	—	700
Translation adjustment	—	—	—	—	(554)	—	(554)
Stock-based compensation	—	—	1,900	—	—	—	1,900
Capital increase net of issuance costs of €1,961 thousand	4,300,820	559	21,173	—	—	—	21,732
Treasury stock disposition	—	—	—	—	—	—	—
Provision for retirement indemnities	—	—	—	—	77	—	77
Deferred tax for retirement indemnities	—	—	—	—	(48)	—	(48)
Balance as of December 31, 2021	33,466,136	4,389	89,621	(39,439)	(3,589)	(928)	50,054
Net (loss) / income	—	—	—	(2,933)	—	—	(2,933)
Translation adjustment	—	—	—	—	(596)	—	(596)
Stock-based compensation	—	—	2,103	—	—	—	2,103
Capital increase net of issuance costs of €1,954 thousand	3,444,789	388	22,228	—	—	—	22,616
Treasury stock disposition	—	—	—	—	—	31	31
Provision for retirement indemnities	—	—	—	—	282	—	282
Deferred tax for retirement indemnities	—	—	—	—	73	—	73
Balance as of December 31, 2022	36,910,925	4,776	113,952	(42,372)	(3,829)	(897)	71,632
Net (loss) / income	—	—	—	(21,178)	—	—	(21,178)
Translation adjustment	—	—	—	—	(478)	—	(478)
Stock-based compensation	—	—	6,865	—	—	—	6,865
Capital increase	192,854	74	90	—	—	—	164
Treasury stock disposition	—	—	—	—	—	97	97
Provision for retirement indemnities	—	—	—	—	(141)	—	(141)
Deferred tax for retirement indemnities	—	—	—	—	(39)	—	(39)
Balance as of December 31, 2023	37,103,779	4,851	120,908	(63,549)	(4,487)	(800)	56,922

The accompanying notes are an integral part of the consolidated financial statements.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2022 and 2021

(in thousands of euros unless otherwise noted)

	2023	2022	2021
Cash flows from operating activities
Net income (loss)	(21,178)	(2,933)	700
Adjustments to reconcile net income (loss) to net cash generated by (used in) operating activities:
Depreciation and amortization	1,913	1,605	1,920
Share based compensation	6,865	2,103	1,900
US Paycheck Protection Program loan Forgiveness	—	—	(187)
Change in allowances for doubtful accounts & slow-moving inventories	422	124	363
Change in long-term provisions	159	79	(350)
Net capital loss on disposals of assets	1	266	142
Deferred tax expense (benefit)	42	48	(563)
Operating cash flow before changes in working capital	(11,775)	1,292	3,925
Increase/Decrease in operating assets and liabilities:
Decrease (Increase) in trade accounts and notes and other receivables	(4,910)	(1,974)	(103)
Decrease (Increase) in inventories	(4,212)	(4,482)	166
Decrease (Increase) in other assets	(12)	(82)	(210)
(Decrease) Increase in trade accounts and notes payable	5,281	1,143	(38)
(Decrease) Increase in accrued expenses, other current liabilities	950	1,079	706
Net change in operating assets and liabilities	(2,903)	(4,316)	520
Net cash generated by (used in) operating activities	(14,678)	(3,024)	4,445
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(2,583)	(1,570)	(1,161)
Proceeds from sale of leased back assets	—	—	—
Acquisitions of property and equipment	(1,179)	(613)	(393)
Acquisitions of intangible assets	(534)	(137)	(92)
Decrease (Increase) of other financial assets	1	—	13
Increase in deposits and guarantees	(50)	(58)	(6)
Net cash generated by (used in) investing activities	(4,344)	(2,378)	(1,638)
Cash flow from financing activities:
Proceeds from capital increase (1)	—	21,960	21,289
Proceeds from stock-option exercise	261	688	442
Proceeds from long term borrowings, net of financing costs	—	286	1,058
Repayment of long term borrowings	(1,586)	(803)	(1,401)
Repayment of obligations under financing leases	(242)	(350)	(406)
Increase (decrease) in bank overdrafts and short-term borrowings	656	(38)	(717)
Net cash generated by (used in) financing activities	(911)	21,741	20,266
Net effect of exchange rate changes on cash and cash equivalents	268	(388)	(585)
Net increase (decrease) in cash and cash equivalents	(19,665)	15,952	22,488
Cash and cash equivalents at beginning of year	63,136	47,183	24,696
Cash and cash equivalents at end of year	43,471	63,136	47,183

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

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

1— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1     Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, manufacturing, promotion and distribution of advanced minimally-invasive ultrasound technologies for both diagnosis and treatment of urological diseases. We have introduced the Focal One® Robotic HIFU (high-intensity focused ultrasound) system around the world including Europe, U.S., Latin America, and parts of Asia. With the addition of the ExactVu™ Micro-Ultrasound system, we offer customers a complete solution from diagnosis to treatment of prostate disease. The Company also produces and distributes systems for the treatment of urinary tract stones. These technologies include the Sonolith® i-move lithotripter system based on Extracorporeal ShockWave Lithotripsy (ESWL) technology and advanced surgical laser systems. We also derive revenues from the distribution of urodynamics products and urology lasers. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Germany, Italy, the United States and Asia.

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

The Company’s revenue consists of the following:

Sales of goods:

Sales of goods are and have historically been comprised of sales net of commission of medical devices (ESWL lithotripters and HIFU devices) and net sales of disposables (mostly Focalpaks in the HIFU division and electrodes in the ESWL division). Sales of goods also includes products such as micro-ultrasound devices, urology lasers and urodynamics devices distributed through our agents and third-party distributors.

For devices and disposables, revenue is recognized when the Company transfers control to the customer (i.e. when the customer has the ability to direct the use of, and obtain substantially all of the remaining benefit from, the device or disposables), which is generally at the point of delivery, depending on the terms of the arrangement (i.e. when the customer can use the goods to provide services or sell or exchange the good), and based on contractual incoterms. Installation-related costs are immaterial in the context of the contract with the customer and do not constitute a distinct performance obligation.

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

Cash investments with a maturity higher than 90 days are considered as short-term investments. There is no short-term investment at December 31, 2023.

1-9     Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for 2023 and 2022 approximated €1 thousand and €640 thousand, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

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

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices and treatment probes that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions. This equipment is generally depreciated over a period of five to seven years.

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

1-15     Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 2 years depending on the market. The warranty expense is incurred at time of accrual and not when paid. Warranty expense amounted to €134 thousand, €112 thousand and €110 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

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

1-18     Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred and are included in selling and administrative expenses in the accompanying consolidated statements of income (loss). Advertising costs amounted to €1,352 thousand, €929 thousand and €490 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

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

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Gains and losses from derivative instruments are recorded in the Statement of Income (loss). As of December 31, 2023, there are no derivative instruments.

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

At December 31, 2023, the Company had three stock-based employee compensation plans and two free shares plans.

1-23     Warrants

There are no warrants outstanding at December 31, 2023.

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

1-25     Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

As of November 27, 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-07 (Segment reporting: Improvements to reportable segment disclosures) that improves disclosures about a public entity’s reportable segments and addresses requests from investors and other allocators of capital for additional, more detailed information about a reportable segment’s expenses. This Topic provides guidance “on how to report certain information about operating segments in complete sets of financial statements of the public entity and in condensed financial statements of interim periods issued to shareholders.” This standard is effective for the Company in fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of this guidance on its Consolidated Financial Statements.

2— CASH EQUIVALENTS

Cash equivalents at December 31, 2023 and 2022 only comprise cash investments which are highly liquid and have initial maturities of 90 days or less.

	December 31,
	2023	2022
Total cash and cash equivalents	43,471	63,136
Short term investment	—	—
Total cash and cash equivalents	43,471	63,136

Please refer to Note 15-1 – Long-term debt as €567 of indebtedness is pledged in cash position in USD.

3— TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

Trade accounts and notes receivable consist of the following:

	December 31,
	2023	2022
Trade accounts receivable	17,186	12,965
Notes receivable	896	617
Less: allowance for doubtful accounts	(224)	(161)
Total	17,858	13,421
Less current portion	(17,858)	(13,421)
Total long-term portion	—	—

Notes receivable usually represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

Bad debt expenses amount to a net cost of €68 thousand, a net cost of €32 thousand and €2 thousand, respectively for the years ended December 31, 2023, 2022 and 2021.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

4— OTHER RECEIVABLES

Other receivables consist of the following:

	December 31,
	2023	2022
Research and development tax credit receivable from the French State	411	581
Value-added taxes receivable	863	894
Other receivables from Government and public authorities	22	—
Others	84	46
Total	1,380	1,522

5— INVENTORIES

	December 31,
	2023	2022
Components, spare parts	8,973	7,543
Work-in-progress	512	283
Finished goods – own manufactured products	2,115	1,514
Finished goods – distribution products	4,775	3,702
Total gross inventories	16,375	13,042
Less: allowance for slow-moving inventory and net realizable value	(1,263)	(1,262)
Total	15,112	11,780

The provision for slow moving inventory relates to components and spare parts. The increase in the allowance for slow moving inventory (excluding exchange rate impact), which are classified within cost of sales, amounted to €354 thousand for the year ended December 31, 2023, €93 thousand for the year ended December 31, 2022, and €371 thousand for the year ended December 31, 2021. During 2023, we recorded a reversal allowance for slow moving inventory for €301 thousand linked to the write-off  of obsolete inventory.

6— OTHER ASSETS

Other assets consist of the following:

	December 31,
	2023	2022
Prepaid expenses, current portion	659	660
Total	659	660

Prepaid expenses mainly consist of rental and future congresses and conferences expenses.

7— PROPERTY AND EQUIPMENT, NET

Property and equipment consist of Property and equipment purchased or capitalized by the Company and finance leases for 2023 and 2022.

7-1     Property and Equipment, net

Property and equipment consist of the following:

	December 31,
	2023	2022
Equipment	11,900	9,553
Furniture, fixture, and fittings and other	3,672	3,108
Total gross value	15,573	12,661
Less: accumulated depreciation and amortization	(9,686)	(8,916)
Total	5,887	3,745

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Depreciation expense related to property and equipment (inclusive of depreciation expense on equipment leased to customers) amounted to €1,557 thousand, €1,194 thousand and €1,521 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

Assets leased to customers:

Capitalized costs on equipment leased to customers of €885 thousand and €753 thousand are included in property and equipment at December 31, 2023 and 2022, respectively. Accumulated amortization of these assets leased to third parties was €207 thousand and €264 thousand, at December 31, 2023 and 2022, respectively.

Depreciation expense on equipment leased to customers amounted to €13 thousand, €37 thousand and €40 thousand, for the years ended December 31, 2023, 2022 and 2021, respectively.

7-2     Finance leases

Finance lease right-of-use assets in 2023 and previous years consist of the following:

	December 31,
	2023	2022
Facilities	242	269
Equipment	220	220
Vehicles and IT equipment	828	780
Total gross value	1,290	1,269
Less: accumulated depreciation and amortization	705	813
Total	585	455

Depreciation expense related to finance lease right-of-use assets amounted to €193 thousand, €303 thousand and €275 for the years ended December 31, 2023, 2022, 2021, respectively.

8— OPERATING LEASE RIGHT-OF-USE ASSETS

Operating lease right-of-use assets consist of the following:

	December 31,
	2023	2022
Facilities	1,534	1,536
Equipment	30	57
Furniture, fixture, and fittings and other	157	191
Total net operating lease right of use	1,722	1,784

Operating lease cost amounted to €1,053 thousand and €910 thousand for the years ended December 31, 2023 and 2022, respectively.

Variable lease costs related to above contracts amounted to €243 thousand and €152 thousand for the years ended December 31, 2023 and 2022, respectively.

Non-recognized lease liabilities for short term leases amounted to €71 thousand and €74 thousand for the years ended December 31, 2023 and 2022, respectively.

9— GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1-13, ASC 350 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired, by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The Company considers its ASC 280 operating

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

segments — High Intensity Focused Ultrasound (HIFU), Lithotripsy (ESWL) and Distribution services (DIST) — to be its reporting units for purposes of testing for impairment. Goodwill amounts to €496 thousand for the ESWL division, €1,271 thousand for the DIST division and to €645 thousand for the HIFU division, at December 31, 2023.

The Company completed the required annual impairment test in the fourth quarter of 2023. To determine the fair value of the Company’s reporting units, the Company used the discounted cash flow approach for each of the three reportable units. In all three cases, the fair value of the reporting unit was in excess of the reporting unit’s book value, which resulted in no goodwill impairment.

Intangible assets consist of the following:

	December 31,
	2023	2022
Licenses	2,119	1,585
Trade name and trademark	333	370
Patents	412	412
Organization costs	225	225
Total gross value	3,089	2,592
Accumulated amortization for licenses	(1,038)	(863)
Accumulated amortization for trade name and trademark	(331)	(368)
Accumulated amortization for patents	(412)	(412)
Accumulated amortization for organization costs	(225)	(225)
Less: Total accumulated amortization	(2,005)	(1,868)
Total	1,084	725

Amortization expenses related to intangible assets amounted to €175 thousand, €141 thousand and €125 thousand, for the years ended December 31, 2023, 2022 and 2021, respectively.

For the five coming years, the annual estimated amortization expense will consist of the following:

December 31,
2023
2024	205
2025	195
2026	192
2027	175
2028	88
2029 and thereafter	174
Total	1,029

10— TRADE ACCOUNTS AND NOTES PAYABLE

Trade accounts and notes payable consist of the following:

	December 31,
	2023	2022
Trade accounts payable	11,236	6,640
Notes payable	61	7
Total	11,297	6,647

Trade accounts payable usually represent invoices with a due date of 90 days or less and invoices to be received.

Notes payable represent commercial bills of exchange (drafts) with initial maturities of 90 days or less.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

11— DEFERRED REVENUES

Deferred revenues consist of the following:

	December 31,
	2023	2022
Deferred revenues on maintenance contracts	1,809	1,803
Deferred revenue on RPP	492	517
Deferred revenue on sale of devices	104	83
Deferred revenue on extension of warranty, included in sales contracts	591	535
Deferred revenue on treatment probe lease and other	1,696	1,376
Total	4,693	4,314
Less long term portion	(643)	(264)
Current portion	4,049	4,050

Deferred revenue on extension of warranty will be recognized over the following periods:

December 31,
2023
2024	224
2025	183
2026	74
2027	46
2028	30
2029 and thereafter	35
Total	591

Changes in deferred revenue on extension of warranty are as follows:

Total
Balance as of December 31, 2021	740
New extension of warranty	162
Recognition of revenue	(367)
Balance as of December 31, 2022	535
New extension of warranty	238
Recognition of revenue	(181)
Balance as of December 31, 2023	591

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

12— OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,
	2023	2022
Retirement indemnities	2,310	2,153
Provision for warranty costs	172	162
Accruals for payroll and associated taxes	2,256	1,848
Conditional government advances	463	463
Value added tax payable	758	531
Advances received from customers	860	861
Provision for Asset Retirement Obligation (Japan)	91	101
Provision for employee termination indemnities (Korea)	149	122
Others	522	340
Total	7,581	6,583
Less non-current portion	(3,075)	(2,710)
Current portion	4,506	3,873

In 2021, we received conditional advances for €0.5 million from Banque Publique d’Investissement for business development programs in China and Africa.

Grants that relate to expenses we incur for this research program are recognized in the line item “Research and Development Expenses” in the period in which the expenses subject to the grants have been incurred (see Note 21).

Conditional advances as of December 31, 2023, mature as follows:

2024	111
2025	93
2026	93
2027	86
2028	81
2029 and thereafter	—
Total	463

Changes in the provision for warranty costs are as follows:

	2023	2022
Beginning of year	162	252
Amount used during the year	(124)	(202)
New warranty expenses	134	112
End of year	172	162
Less current portion	(107)	(100)
Long term portion	65	62

13— LEASE OBLIGATIONS

13-1     Financing leases

The Company leases certain of its equipment under finance leases. At December 31, 2023, the corresponding liability associated with this lease equipment amounts to €10 thousand for medical devices and to €617 thousand for vehicles and other IT equipment.

Maturities of finance leases liabilities for the years ended December 31, 2023 and 2022 are as follows:

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

December 31,
2023
2024	214
2025	170
2026	134
2027	86
2028	52
2029 and thereafter	2
Total undiscounted minimum lease payments	659
Less: amount representing interest	(33)
Present value of minimum lease payments	627
Less: current portion	(195)
Long-term portion	433

December 31,
2022
2023	234
2024	149
2025	102
2026	63
2027	12
2028 and thereafter	6
Total undiscounted minimum lease payments	566
Less: amount representing interest	(17)
Present value of minimum lease payments	548
Less: current portion	(224)
Long-term portion	324

Interest paid under finance lease obligations was €7 thousand, €12 thousand and €55 thousand the years ended December 31, 2023, 2022 and 2021 respectively.

The weighted average remaining lease term and the weighted average discount rate for finance leases were respectively 3.75 years and 3.67% at December 31, 2023 and 1.02 years and 1.32% at December 31, 2022.

13-2     Operating leases

Maturities of operating lease liabilities consist of the following amounts:

December 31,
2023
2024	898
2025	485
2026	240
2027	157
2028	—
2029 and thereafter	—
Total undiscounted minimum lease payments	1,780
Less: current portion	(898)
Long-term portion	882

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

December 31,
2022
2023	901
2024	636
2025	238
2026	24
2027	—
2028 and thereafter	—
Total undiscounted minimum lease payments	1,799
Less: current portion	(901)
Long-term portion	899

The weighted average remaining lease term and the weighted average discount rate for operating leases were respectively 2.35 years and 4.98% at December 31, 2023 and 2.18 years and 2.29% at December 31, 2022.

Total rent expenses under operating leases amounted to €1,017 thousand, €912 thousand and €953 thousand, for the years ended December 31, 2023, 2022 and 2021, respectively. These total rent expenses are related to office rentals, office equipment and car rentals.

14— SHORT-TERM BORROWINGS

As of December 31, 2023 and 2022, short-term borrowings consist mainly of €2,466 thousand and €1,846 thousand of factored account receivables and for which the Company maintains the effective control, respectively.

15— LONG TERM DEBT

15-1     Long-term debt:

	December 31,
	2023	2022
France term loan	3,222	4,593
Japanese term loan	323	558
Germany term loan	—	28
USA term loan	—	—
Korea term loan	5	8
Malaysia term loan	—	—
Total long term debt	3,551	5,188
Less current portion	(1,553)	(1,601)
Total long-term portion	1,997	3,587

As of December 31, 2023 and 2022, long-term debt in Japan consists of two loans in denominated in Yen and subscribed with the following conditions:

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP Technomed Co. Ltd	80,000,000	August 2, 2026	1.98%	Monthly installment
EDAP Technomed Co. Ltd	50,000,000	April 2, 2025	1.8%	Monthly installment

As of December 31, 2023 and 2022, long-term debt in France consists of three loans in Euro subscribed in 2020 which terms and maturity were amended and a new loan in Euro subscribed in 2021 with the following terms:

	Drown			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS FRANCE	1,066,081	July 1, 2025	0.99%	Monthly installment

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

This loan is pledged against the Company’s cash in USD for an amount equal to the countervalue of the loan in USD. This loan constitutes a complete financial package of €1,530,000, of which €1,066,081 were drawn to finance HIFU treatment probes. This drawn amount will be reimbursed over three years until July 1, 2025.

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

As of December 31, 2022, long-term debt in Germany consists of one loan in Euro with the following terms :

	Initial			Frequency of
	Amount	Maturity	Fixed Interest rate	principal payments
EDAP TMS GMBH	400,000	April 30, 2023	2.40%	Monthly installment

This loan was pledged against an HIFU equipment with a purchase value of €438 thousand.

15-2     Financial instruments carried at fair value:

As of December 31, 2023, there are no warrants outstanding.

Refer to Note 26 for more details on the fair value of other Financial Instruments.

15-3     Long-term debt maturity:

Long-term debt carried at amortized cost at December 31, 2023 matures as follows:

2024	1,553
2025	1,320
2026	677
2027	—
2028	—
2029 and thereafter	—
Total	3,551

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

16— OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2023	2022
Provision for retirement indemnities (Japan & France), less current portion	2,241	1,962
Provision for employee termination indemnities (Korea) less current portion	149	122
Provision for Asset Retirement Obligation (Japan) less current portion	91	101
Provision for warranty costs, less current portion	65	62
Provision for guarantee given to customer, less curent portion	66	—
Conditional government advances, less current portion	463	463
Accrued interest less current portion	—	—
Total	3,075	2,710

Provision for asset retirement obligation in Japan is related to subsidiary’s offices and warehouses.

Pension, post-retirement and post-employment benefits for most of the Company’s employees are sponsored by European governments. In addition to government-sponsored plans, subsidiaries in Japan and France have defined benefit retirement plans in place. The provision for retirement indemnities at December 31, 2023 represents an accrual for lump-sum retirement benefit payments to be paid at the time an employee retires if he or she is still present at the Company at the date of retirement. This provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases.

The provision is management’s best estimate based on the following assumptions as of year-end:

	Retirement indemnities France
	2023	2022
Discount rate	3.19%	3.80%
Salary increase	3.00%	3.00%
Retirement age	65	65
Average retirement remaining service period	23	24

	Retirement indemnities Japan
	2023	2022
Discount rate	1.30%	1.30%
Salary increase	2.50%	2.50%
Retirement age	60	60
Average retirement remaining service period	14	14

The discount rate retained is determined by reference to the high quality rates for AA- rated corporate bonds for a duration equivalent to that of the obligations.

At December 31, 2023, the provision which represents the projected benefit obligation in accordance with ASC 718 consists of:

	France	Japan
Non-current liabilities	1,084	1,157
Current liabilities	—	70
Total projected benefit obligation	1,084	1,227

At December 31, 2022, the provision which represents the projected benefit obligation in accordance with ASC 718 consists of:

	France	Japan
Non-current liabilities	845	1,117
Current liabilities	89	102
Total projected benefit obligation	934	1,219

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The Company does not have a funded benefit plan. A detailed reconciliation of pension cost components (in thousands of euros) during fiscal year for each of the three years ending December 31, 2023 is as follows:

France	2023	2022	2021
Change in benefit obligations:
Projected Benefit obligations at beginning of year	934	1,080	1,111
Service cost	67	84	90
Interest cost	34	11	6
Net loss or (gain)	—	—	—
Actuarial (gain) or loss	66	(241)	(72)
Amortization of net prior service cost	—	—	—
Benefits paid	(17)	—	(56)
Projected Benefit obligations at end of year (1)	1,084	934	1,080
Unrecognized actuarial (gain) loss (2)	(146)	(219)	22
Unrecognized prior service cost (2)	13	14	16
(1)	The accumulated benefit obligation was €805 thousand and €701 thousand at December 31, 2023 and 2022 respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognized as components of net periodic benefit costs in 2023 is €133 thousand.

Japan	2023	2022	2021
Change in benefit obligations:
Projected Benefit obligations at beginning of year	1,219	1,302	1,310
Service cost	114	112	120
Interest cost	13	7	7
Amortization of net loss	—	—	—
Actuarial (gain) / loss	4	(30)	—
Benefits paid	(76)	(75)	(97)
Plan Amendments	74	—	—
Exchange rate impact	(122)	(95)	(39)
Projected Benefit obligations at end of year (1)	1,227	1,219	1,302
Unrecognized actuarial (gain) loss (2)	81	86	126
Unrecognized prior service cost (2)	74	—	—
(1)	The accumulated benefit obligation was €1,030 thousand and €1,027 thousand at December 31, 2023 and 2022, respectively.
(2)	The amount in accumulated other comprehensive income (loss) to be recognized as components of net periodic benefit costs in 2023 is €156 thousand.

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

	France	Japan
2024	—	70
2025	—	152
2026	129	143
2027	85	67
2028	85	46
2029-2033	408	843
	707	1,322

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

17— SHAREHOLDERS’ EQUITY

17-1     Common stock

As of December 31, 2023, EDAP TMS S.A.’s common stock consisted of 37,373,312 issued shares fully paid and with a par value of €0.13 each. 37,103,779 of the shares were outstanding.

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

17-3     Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception as the result of an accumulated statutory deficit of 11,962 thousand. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

17-4     Treasury stock

As of December 31, 2023, all 269,533 shares held as treasury stock consisted of (i), 89,243 shares acquired between August and December 1998 and (ii) 180,290 shares acquired in June and July 2001 for a total of €590 thousand. All treasury stocks have been acquired to cover stock purchase options (see Note 17-5).

17-5     Stock-option and free share plans

As of December 31, 2023, EDAP TMS S.A. sponsored three stock purchase and subscription option plans open to employees of EDAP TMS group:

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

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 260,000 options to subscribe to new shares to certain employees of EDAP TMS on April 25, 2017. The exercise price was fixed at €2.39 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of April 25, 2021 (i.e., four years after the date of grant). The options will expire on April 25, 2027 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on April 25, 2017 under this plan was €335 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 165,000 options to subscribe to new shares to certain employees of EDAP TMS on August 29, 2018. The exercise price was fixed at €2.65 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of August 29, 2022 (i.e., four years after the date of grant). The options will expire on August 29, 2029 (i.e., ten years after the date of grant) or when employment with the

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

Company ceases, whichever occurs earlier. The total fair value of the options granted on August 29, 2018 under this plan was €219 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

Conforming to this February 18, 2016 stock option plan, the Board of Directors granted 155,000 options to subscribe to new shares to certain employees of EDAP TMS on April 4, 2019. Forfeited options corresponding to employees’ departures were re-allocated. The exercise price was fixed at €3.90 per share. Options were to begin vesting one year after the date of grant and all options were fully vested as of April 4, 2023 (i.e., four years after the date of grant). The options will expire on April 4, 2029 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on April 4, 2019 under this plan was €299 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 48 months (using the graded vesting method).

The impact of this February 18, 2016 Plan on operating income, in accordance with ASC 718, was €65 thousand, €25 thousand and €3 thousand in 2021, 2022 and 2023, respectively.

Under this 2016 plan, 678,080 options are outstanding and are exercisable at December 31, 2023.

On June 28, 2019, the shareholders authorized the Board of Directors to grant up to a maximum of 358,528 options to purchase pre-existing shares and to grant 1,000,000 options to subscribe to 1,000,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this June 28, 2019 stock option plan, the Board of Directors granted 292,428 options to purchase pre-existing shares and 1,000,000 options to subscribe to new shares to certain employees of EDAP TMS on June 11, 2021. The exercise price was fixed at €5.59 per share. Options were to begin vesting six months after the date of grant and most options will be fully vested as of June 11, 2024 (i.e., three years after the date of grant). On March 29, 2023, the vesting of 270,000 of these options was accelerated and such options may vest immediately. The options will expire on June 11, 2031 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of subscription options granted on June 11, 2021 under this plan was €681 thousand and the total fair value of purchase options was €2,371 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).

The impact of this June 28, 2019 Plan on operating income, in accordance with ASC 718, was €1,484 thousand, €1,104 thousand and €410 thousand in 2021, 2022 and 2023, respectively.

Under this 2019 plan, 1,244,533 options are outstanding, of which 1,037,111 are exercisable at December 31, 2023.

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
(iv)	395,000 options to subscribe to new shares to certain employees of EDAP TMS on December 15, 2022. The exercise price was fixed at €9.94 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of December 15, 2025 (i.e., three years after the date of grant). The options will expire on December 15, 2032 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on December 15, 2022 under this plan was €1,858 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(v)	125,000 options to subscribe to new shares to certain employees of EDAP TMS on April 5, 2023. The exercise price was fixed at €9.96 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of April 5, 2026 (i.e., three years after the date of grant). The options will expire on April 5, 2033 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on April 5, 2023 under this plan was €687 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(vi)	200,000 options to subscribe to new shares to certain employees of EDAP TMS on May 2, 2023. The exercise price was fixed at €10.10 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of May 2, 2026 (i.e., three years after the date of grant). The options will expire on May 2, 2033 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on May 2, 2023 under this plan was €1,183 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(vii)	50,000 options to subscribe to new shares to certain employees of EDAP TMS on May 31, 2023. The exercise price was fixed at €9.32 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of May 31, 2026 (i.e., three years after the date of grant). The options will expire on May 31, 2033 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on May 31, 2023 under this plan was €270 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(viii)	177,000 options to subscribe to new shares to certain employees of EDAP TMS on August 23, 2023. The exercise price was fixed at €7.53 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of August 23, 2026 (i.e., three years after the date of grant). The options will expire on August 23, 2033 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on August 23, 2023 under this plan was €774 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(ix)	80,000 options to subscribe to new shares to certain employees of EDAP TMS on September 20, 2023. The exercise price was fixed at €6.08 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of September 20, 2026 (i.e., three years after the date of grant). The options will expire on September 20, 2033 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on September 20, 2023 under this plan was €296 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(x)	20,000 options to subscribe to new shares to certain employees of EDAP TMS on November 8, 2023. The exercise price was fixed at €6.64 per share. Options were to begin vesting six months after the date of grant and all options

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

will be fully vested as of November 8, 2026 (i.e., three years after the date of grant). The options will expire on November 8, 2033 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on November 8, 2023 under this plan was €81 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(xi)	34,000 options to subscribe to new shares to certain employees of EDAP TMS on December 6, 2023. The exercise price was fixed at €4.98 per share. Options were to begin vesting six months after the date of grant and all options will be fully vested as of December 6, 2026 (i.e., three years after the date of grant). The options will expire on December 6, 2033 (i.e., ten years after the date of grant) or when employment with the Company ceases, whichever occurs earlier. The total fair value of the options granted on December 6, 2023 under this plan was €103 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).

The impact of this June 30, 2021, Plan on operating income, in accordance with ASC 718, was €25 thousand, €442 thousand and €2,936 thousand in 2021, 2022 and 2023, respectively.

Under this 2021 plan, 1,276,300 options are outstanding at December 31, 2023 and 282,475 are exercisable.

Forfeited stock-options are recognized as they occur, in accordance with ASU 2016-09.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Dec-2023	Nov-2023	Sept-2023	Aug-2023	May-2023	May-2023	Apr-2023
Weighted-average expected life (years)	5.79	5.79	5.79	5.79	5.79	5.79	5.79
Expected volatility rates(1)	63.29%	61.09%	60.90%	60.60%	60.80%	60.90%	61.00%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	4.16%	4.55%	4.55%	4.35%	3.77%	3.47%	3.39%
Weighted-average exercise price (€)	4.98	6.64	6.08	7.53	9.32	10.10	9.96
Weighted-average fair value of options granted during the year (€)	3.03	4.05	3.70	4.37	5.40	5.92	5.49
(1)	Historical volatility calculated over the weighted-average expected life.

As of December 31, 2023, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	2023		2022		2021
	Options	Weighted	Options	Weighted	Options	Weighted
		average		average		average
		exercice		exercice		exercice
		price (€)		price (€)		price (€)
Outstanding on January 1,	2,613,886	5.66	2,408,508	4.38	1,186,900	2.81
Granted	686,000	8.53	571,000	9.07	1,392,428	5.56
Exercised	(55,973)	4.66	(320,622)	2.14	(150,820)	2.93
Forfeited	(45,000)	7.99	(45,000)	5.34	(20,000)	4.01
Expired	—	—	—	—	—	—
Outstanding on December 31,	3,198,913	6.26	2,613,886	5.66	2,408,508	4.38
Exercisable on December 31,	1,997,666	5.23	1,362,205	4.35	1,149,401	3.25
Share purchase options available for grant on December 31,	25,000		20,000		5,000

As of December 31, 2023, 643,000 options to subscribe to new shares are available for future grants.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

The following table summarizes information about options to purchase existing Shares held by the Company, or to subscribe to new Shares, at December 31, 2023:

	Outstanding options				Fully vested options (1)
		Weighted	Weighted			Weighted
		average	average	Aggregate		average	Aggregate
		remaining	exercise	Intrinsic		exercise	Intrinsic
		contractual	price	Value		price	Value
Exercise price (€)	Options	life	(€)	(2)	Options	(€)	(2)
10.32	20,000	8.8	10.32	—	7,222	10.32	—
10.10	200,000	9.3	10.10	—	38,889	10.10	—
9.96	117,000	9.3	9.96	—	26,000	9.96	—
9.94	395,000	9.0	9.94	—	131,667	9.94	—
9.32	50,000	9.4	9.32	—	9,722	9.32	—
7.53	177,000	9.7	7.53	—	—	—	—
6.64	20,000	9.8	6.64	—	—	—	—
6.41	100,000	8.3	6.41	—	52,778	6.41	—
6.08	80,000	9.8	6.08	—	—	—	—
5.59	1,244,533	7.4	5.59	—	1,037,111	5.59	—
5.18	83,300	7.8	5.18	431,494	16,197	5.18	83,902
4.98	34,000	9.9	4.98	169,320	—	—	—
3.90	107,500	5.8	3.90	419,250	107,500	3.90	419,250
3.22	357,000	2.3	3.22	1,149,540	357,000	3.22	1,149,540
2.65	77,500	4.7	2.65	205,375	77,500	2.65	205,375
2.39	136,080	3.3	2.39	325,231	136,080	2.39	325,231
2.39 to 10.32	3,198,913	7.8	0.84	2,700,210	1,997,666	1.09	2,183,298
(1)	Fully vested options are all exercisable options. On March 29, 2023, the Board of Directors unanimously decided to appoint Ryan Rhodes as the new Chief Executive Officer of the Company effective on May 1, 2023. Marc Oczachowski would continue to serve as Chairman of the Board of the Company. In this context, the Board decided to accelerate the vesting of all unvested options granted to Mr. Oczachowski under the 2019 option plans such that these options fully vested and became exercisable on March 29, 2023. (Ref. Note 33. Subsequent Events.)
(2)	The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $5.28 at December 31, 2023, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date. If closing stock price is under exercise price, then the aggregate intrinsic value is not considered.

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of December 31, 2023, and changes during the three years ended December 31, 2023, is presented below:

		Weighted average
		Grant-Date Fair
	Options	Value (€)
Non-vested at January 1, 2021	216,250	1.59
Granted	1,392,428	2.37
Vested	(329,571)	2.06
Forfeited	(20,000)	1.89
Non-vested at December 31, 2021	1,259,107	2.32
Granted	571,000	4.33
Vested	(543,426)	2.32
Forfeited	(35,000)	2.80
Non-vested at December 31, 2022	1,251,681	2.32
Granted	686,000	4.95
Vested	(691,434)	3.22
Forfeited	(45,000)	3.98
Non-vested at December 31, 2023	1,201,247	4.18

As of December 31, 2023, there were €2,509 thousand of total unrecognized compensation expenses related to non-vested stock-options, over a period of 2.9 years.

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

Under this 2021 plan, no free shares are outstanding at December 31, 2023.

On June 30, 2022, the shareholders authorized the Board of Directors to grant up to 600,000 free shares. This new resolution superseded the June 30, 2021 resolution, cancelling the unused portion of the 2021 resolution. Conforming to this June 30, 2022 authorization, the Board of Directors granted:

(i)	291,500 free shares to certain employees of EDAP TMS on November 8, 2022. Free shares shall be definitively acquired by the relevant beneficiaries at the end of the vesting period, which begins six months after the date of grant and all shares will be fully vested as of November 8, 2025 (i.e. three years after the date of the grant). The total fair value of the free shares granted on November 8, 2022, under this plan was €2,963 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).
(ii)	150,000 free shares to Mr. Marc Oczachowski, Chairman and Chief Executive Officer EDAP TMS on March 29, 2023. All free shares shall be definitively acquired one year after the date of the grant. All free shares will be subject to the required 12-month conservation period following the acquisition of the shares. The total fair value of the free shares granted on March 29, 2023 under this plan was €1,542 thousand. This non-cash compensation expense was recognized in the Company’s operating expenses upon allocation.
(iii)	50,000 free shares to the President of EDAP TMS France, Mr. Frédéric Pech on May 2, 2023. Free shares shall be definitively acquired at the end of the vesting period, which begins six months after the date of grant and all shares will be fully vested as of May 2, 2026 (i.e. three years after the date of the grant). The total fair value of the free shares granted on May 2, 2023, under this plan was €508 thousand. This non-cash compensation expense is recognized in the Company’s operating expenses over a period of 36 months (using the graded vesting method).

Under this 2022 plan, 273,500 free shares are outstanding at December 31, 2023.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

17-6    Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) net of tax, for the years ended December 31, 2023, and 2022, are as follows:

	Year Ended December 31, 2023
	Foreign currency	Provision for
	translation	retirement indemnities
	adjustment	(net of tax)	Total
Beginning balance	(3,973)	144	(3,829)
Other comprehensive income (loss) before reclassifications	—	—	—
Reclassified from accumulated other comprehensive loss	—	—	—
Net current-period other comprehensive income (loss)	(478)	(180)	(658)
Ending balance	(4,451)	(37)	(4,487)

	Year Ended December 31, 2022
	Foreign currency	Provision for
	translation	retirement indemnities
	adjustment	(net of tax)	Total
Beginning balance	(3,377)	(212)	(3,589)
Other comprehensive income (loss) before reclassifications	—	—	—
Reclassified from accumulated other comprehensive loss	—	—	—
Net current-period other comprehensive income (loss)	(596)	355	(240)
Ending balance	(3,973)	144	(3,829)

18— TOTAL SALES

Amount of net sales derived from our operations in Asia, France, the United States. and other geographical areas, are as follows:

	Year Ended December 31,
Primary geographical markets (€)	2023	2022	2021
Asia	17,841	17,936	16,009
France	11,999	10,637	12,251
United States	16,717	15,036	5,524
Others geographical areas	13,865	11,500	10,276
Total Net Sales	60,423	55,108	44,060

The amount of net sales is recognized following the timing below:

	Year Ended December 31,
Timing of revenue recognition	2023	2022	2021
Products transferred at a point in time	48,646	44,173	34,552
Products and services transferred over time	11,777	10,935	9,508
Total Net Sales	60,423	55,108	44,060

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

19— OTHER REVENUES

Other revenues consist of the following:

	Year Ended December 31,
	2023	2022	2021
Licenses and others	—	—	6
Total	—	—	6

In 2021, other revenues mainly consist of sales of a license to Theraclion and training to customers.

20— COSTS OF SALES

Costs of sales consist of the following:

	Year Ended December 31,
	2023	2022	2021
Direct costs of sales	(22,624)	(19,814)	(16,199)
Indirect costs of sales	(13,388)	(11,102)	(9,443)
Total costs of sales	(36,012)	(30,916)	(25,643)

21— RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	Year Ended December 31,
	2023	2022	2021
Gross research and development expenses	(7,596)	(5,751)	(4,757)
Research Tax Credit	411	581	617
Grants	222	250	739
Net Research and development expenses	(6,963)	(4,920)	(3,402)

In 2023 and 2022, grants consisted mainly of national grants for the assessment and optimization of the focal treatments of prostate cancer (Perfuse development project).

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

22— FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	Year Ended December 31,
	2023	2022	2021
Interest income	1,311	404	10
Interest expense	(232)	(168)	(52)
Paycheck Protection Program loan forgiveness	—	—	187
Total	1,079	236	145

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

23— INCOME TAXES

23-1     Income / (Loss) before income taxes

Income / (loss) before income taxes is comprised of the following:

	Year Ended December 31,
	2023	2022	2021
France	(9,026)	(418)	869
Other countries	(11,507)	(1,678)	24
Total	(20,533)	(2,096)	893

23-2     Income tax (expense)/ benefit

Income tax (expense)/benefit consists of the following :

	Year Ended December 31,
	2023	2022	2021
Current income tax expense:
France	(77)	(485)	(320)
Other countries	(533)	(251)	(436)
Sub-total current income tax expense	(610)	(736)	(756)
Deferred income tax (expense) benefit:
France	3	(8)	8
Other countries	(37)	(93)	556
Sub-total deferred income tax (expense) benefit	(34)	(101)	563
Total	(644)	(837)	(193)

23-3     Deferred income taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities reported for financial reporting purposes and such amounts as measured in accordance with tax laws. The tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows by nature :

	2023	2022
Net operating loss carry forwards	16,356	13,793
Elimination of intercompany profit in inventory	689	480
Elimination of intercompany profit in fixed assets	396	256
Provisions for retirement indemnities	663	658
Capital leases treated as operating leases for tax	10	26
Other items	354	360
Total deferred tax assets	18,468	15,573
Total deferred tax liabilities	—	—
Net deferred tax assets	18,468	15,573
Valuation allowance for deferred tax assets	(17,739)	(14,744)
Deferred tax assets (liabilities), net of allowance	729	829

Net operating loss carryforwards available amount to €71,821 thousand as of December 31, 2023, of which €31,284 thousand relates to EDAP TMS SA, €40,310 thousand relates to Edap Technomed Inc. and €227 thousand relates to Edap Technomed Co Ltd Japan. These net operating losses generate deferred tax assets of €16,356 thousand as at December 31, 2023. Realization of these tax assets is contingent on future taxable earnings in the applicable tax jurisdictions. As of December 31, 2023, €71,594 thousand out of these €71,821 thousand net operating loss carry-forwards have no expiration date but the amount of the net operating loss carry-forward, which can be used each year to offset taxable earnings, is limited in all jurisdictions. The remaining tax loss carry-forwards expire from years 2023 through 2025. In accordance with ASC 740, a valuation allowance is established if,

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

23-4     Effective tax income (expense)

A reconciliation of differences between the statutory French income tax rate and the Company’s effective tax income (loss) is as follows:

	2023	2022	2021
Theoretical income tax (expense) benefit at French statutory tax rate	5,133	524	(237)
Income of foreign subsidiaries taxed at different tax rates	(546)	(174)	(95)
Effect of net operating loss carry-forwards and valuation allowances	(4,439)	(643)	626
Non-taxable debt fair value variation	—	—	—
Permanent differences	(263)	(99)	(258)
Effect of cancellation of intra-group positions	(476)	(366)	(130)
French business tax included in income tax (CVAE)	(74)	(99)	(85)
Other	20	20	(15)
Effective income tax (expense) benefit	(644)	(837)	(193)

23-5     Uncertainty in Income Taxes

According to ASC 740, the Company reviewed the tax positions of each subsidiary. On December 31, 2023 the Company believes that there is no significant uncertainty in the Company’s tax positions.

The Company remains subject to examination by major tax jurisdictions.

Interest and penalties on income taxes are classified as a component of the provision for income taxes. There were no interest or penalties in 2023, 2022 and 2021.

24— EARNINGS (LOSS) PER SHARE

	Year Ended December 31,
	2023	2022	2021
Income (loss) available to common shareholders (in Euros)	€(21,177,772)	€(2,933,058)	€699,890
Weighted average number of shares for the computation of basic EPS	36,996,722	34,392,598	32,129,047
Basic EPS (in Euros)	€(0.57)	€(0.09)	€0.02
Effect of dilutive securities	2,653,050	2,502,171	293,824
Weighted average number of shares for the computation of diluted EPS	36,996,722	34,392,598	32,422,871
Diluted EPS income / (loss) (in Euros)	€(0.57)	€(0.09)	€0.02

Diluted EPS income / (loss) available to common shareholders is computed including all dilutive securities that are in the money.

The effects of dilutive securities for the year ended December 31, 2023 and 2022 were excluded from the calculation of diluted earnings per share as a net loss was reported in this period.

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

The recorded amount of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term borrowings are a reasonable estimate of their fair value due to the short-term maturities of these instruments. As of December 31, 2023 and December 31, 2022, the Company did not have any other asset or liability measured at fair value.

As of December 31, 2023, the fair value of the Company’s long-term debt was not materially different from the carrying value.

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

The Company has implemented procedures to monitor the creditworthiness of its customers. The Company obtains bank guarantees for first time or infrequent unknown customers, and in certain cases obtains insurance against the risk of a payment default by the customer. The Company reviewed individual customer balances considering current and historical loss experience and general economic conditions in determining the allowance for doubtful accounts receivable of €0.2 million and €0.2 million, for the years ended December 31, 2023 and 2022, respectively.

Actual losses may vary from the current estimates, and any adjustments are reported in earnings in the periods in which they become known.

In 2023, 2022 and 2021, the Company did not generate more than 10% revenue with a single customer.

28— FOREIGN CURRENCY TRANSACTIONS

The Company generates a significant percentage of its revenues, and of its operating expenses, in currencies other than the euro. The Company’s operating profitability could be materially adversely affected by large fluctuations in the rate of exchange between the euro and such other currencies. The Company may engage in foreign exchange hedging activities when deemed necessary, but there can be no assurance that hedging activities will be offset by the impact of movements in exchange rates on the Company’s results of operations. As of December 31, 2023, there were no outstanding hedging instruments.

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

The following tables set forth the key Statement of income (loss) figures, by segment for fiscal years 2023, 2022 and 2021 and the key balance sheet figures, by segment, for fiscal years 2023, 2022 and 2021. Segment operating profit or loss and segment assets are determined in accordance with the same policies as those described in the summary of significant accounting policies and they are reviewed by the CODM, who is the CEO. Interest income and expense, current and deferred income taxes are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	Year Ended December 31,
	2023	2022	2021
Segment operating income (loss)	(19,813)	(4,257)	(1,612)
Financial income (expense), net	1,079	236	145
Foreign Currency exchange (losses) gains, net	(1,799)	1,925	2,360
Income tax (expense) benefit	(644)	(837)	(193)
Consolidated net income (loss)	(21,178)	(2,933)	700

A summary of the Company’s operations by segment is presented below for years ended December 31, 2023, 2022 and 2021:

	HIFU	ESWL	DISTRIB	Reconciling	Total
2023	Division	Division	Division	Items	consolidated
Sales of goods	13,510	3,844	24,980	—	42,333
Sales of RPPs & leases	4,935	955	286	—	6,176
Sales of spare parts and services	2,152	5,109	4,653	—	11,914
Total sales	20,596	9,908	29,919	—	60,423
External other revenues	—	—	—	—	—
Total revenues	20,596	9,908	29,919	—	60,423
Total COS	(10,112)	(6,268)	(19,632)	—	(36,012)
Gross profit	10,484	3,640	10,287	—	24,411
R&D expenses	(5,755)	(764)	(444)	—	(6,963)
Selling and marketing expenses	(13,524)	(1,636)	(7,466)	—	(22,626)
G&A expenses	(5,983)	(1,471)	(2,625)	(4,556)	(14,634)
Total expenses	(25,262)	(3,871)	(10,535)	(4,556)	(44,224)
Operating income (loss) from operations	(14,778)	(232)	(248)	(4,556)	(19,813)
Total Assets	22,443	12,798	31,400	24,908	91,548
Capital expenditures	3,577	288	479	—	4,344
Non-current assets	6,516	2,105	4,448	—	13,069
Goodwill	645	496	1,271	—	2,412

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

	HIFU	ESWL	DISTRIB	Reconciling	Total
2022	Division	Division	Division	Items	consolidated
Sales of goods	9,437	4,880	24,145	—	38,462
Sales of RPPs & leases	4,287	1,058	272	—	5,617
Sales of spare parts and services	1,909	5,630	3,491	—	11,030
Total sales	15,634	11,568	27,907	—	55,108
External other revenues	—	—	—	—	—
Total revenues	15,634	11,568	27,907	—	55,108
Total COS	(6,788)	(6,732)	(17,396)	—	(30,916)
Gross profit	8,846	4,836	10,511	—	24,193
R&D expenses	(3,525)	(950)	(444)	—	(4,920)
Selling and marketing expenses	(8,083)	(1,887)	(6,409)	—	(16,379)
G&A expenses	(2,131)	(1,077)	(1,690)	(2,254)	(7,152)
Total expenses	(13,739)	(3,914)	(8,543)	(2,254)	(28,450)
Operating income (loss) from operations	(4,894)	922	1,968	(2,254)	(4,257)
Total Assets	16,293	12,997	26,407	45,426	101,123
Capital expenditures	1,715	307	356	—	2,378
Non-current assets	4,269	2,149	4,187	—	10,605
Goodwill	645	496	1,271	—	2,412

	HIFU	ESWL	DISTRIB	Reconciling	Total
2021	Division	Division	Division	Items	consolidated
Sales of goods	4,515	4,236	20,289	—	29,040
Sales of RPPs & leases	3,679	1,022	267	—	4,968
Sales of spare parts and services	1,715	5,758	2,578	—	10,052
Total sales	9,910	11,016	23,134	—	44,060
External other revenues	6	—	—	—	6
Total revenues	9,915	11,016	23,134	—	44,065
Total COS	(5,311)	(6,080)	(14,252)	—	(25,643)
Gross profit	4,604	4,936	8,882	—	18,422
R&D expenses	(2,238)	(835)	(329)	—	(3,402)
Selling and marketing expenses	(3,910)	(2,048)	(4,774)	—	(10,732)
G&A expenses	(1,481)	(1,161)	(1,355)	(1,904)	(5,900)
Total expenses	(7,630)	(4,043)	(6,458)	(1,904)	(20,034)
Operating income (loss) from operations	(3,025)	893	2,424	(1,904)	(1,612)
Total Assets	13,597	13,596	25,344	24,690	77,226
Capital expenditures	1,234	141	261	—	1,636
Non-current assets	3,689	2,185	3,971	—	9,845
Goodwill	645	496	1,271	—	2,412

30— VALUATION ACCOUNTS

	Allowance	Allowance
	for deferred	for doubtful	Slow-moving	Warranty
	tax assets	accounts	inventory	reserve
Balance as of December 31, 2020	15,508	721	1,563	369
Charges to costs and expenses	346	2	371	110
Deductions: write-off and others	(1,513)	19	(464)	(227)
Balance as of December 31, 2021	14,341	742	1,470	252
Charges to costs and expenses	1,538	32	93	112
Deductions: write-off and others	(1,135)	(613)	(300)	(202)
Balance as of December 31, 2022	14,744	161	1,262	162
Charges to costs and expenses	3,175	85	354	134
Deductions: write-off and others	(180)	(21)	(353)	(124)
Balance as of December 31, 2023	17,739	224	1,263	172

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of euros unless otherwise noted, except per share data)

31— SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and income taxes paid are as follows:

	Year Ended December 31,
	2023	2022	2021
Income taxes paid (refunds received)	509	410	307
Interest paid	265	168	114
Interest received	1,311	403	10

Non-cash transactions:

	Year Ended December 31,
	2023	2022	2021
Financing lease obligations incurred	358	162	233
Operating lease obligations incurred	1,098	1,162	674

Cash paid for amounts included in the measurement of lease liabilities:

	Year Ended December 31,
	2023	2022	2021
Operating cash flow used in operating leases	1,009	900	916
Operating cash flow used in finance leases	7	12	18
Financing cash flow used in finance leases	242	350	406

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

33— SUBSEQUENT EVENTS

In order to align the Company’s organization to build shareholders value and expand its operational and commercial presence in the United States, the Company announced on January 2, 2024 the appointment of Ken Mobeck as its Chief Financial Officer and François Dietsch as its Chief Accounting Officer.

On March 4, 2024, EDAP announced that its Focal One platform has been granted Breakthrough Device designation by the US Food and Drug Administration (FDA) for the treatment of deep infiltrating endometriosis (DIE). In June 2018, the FDA cleared Focal One Robotic Focal HIFU for the ablation of prostatic tissue.